Form 20-F
period 2005-12-31
Ituran Location & Control Ltd.
filed 2006-06-26
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
Commission file no. 001-32618

ITURAN LOCATION AND CONTROL LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

3 Hashikma Street, Azour, Israel (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares,	Nasdaq National Market

par value NIS 0.33 1/3 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

23,244,542 Ordinary Shares

        Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated filer ☒

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

1

TABLE OF CONTENTS

Page

USE OF CERTAIN TERMS	iv

FORWARD LOOKING STATEMENTS	iv

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1

A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	3
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
D.	RISK FACTORS	3

ITEM 4.	INFORMATION ON THE COMPANY	17

A.	HISTORY AND DEVELOPMENT OF THE COMPANY	17
B.	BUSINESS OVERVIEW	18
C.	ORGANIZATIONAL STRUCTURE	34
D.	PROPERTY, PLANTS AND EQUIPMENT	35

ITEM 4.A.	UNRESOLVED STAFF COMMENTS	37

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37

A.	OPERATING RESULTS	37
B.	LIQUIDITY AND CAPITAL RESOURCES	51
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES,ETC.	53
D.	TREND INFORMATION	54
E.	OFF-BALANCE SHEET ARRANGEMENTS	54
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	54
G.	SAFE HARBOR	54

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54

A.	DIRECTORS AND SENIOR MANAGEMENT	54
B.	COMPENSATION	57
C.	BOARD PRACTICES	60
D.	EMPLOYEES	63
E.	SHARE OWNERSHIP	65

i

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	68

A.	MAJOR SHAREHOLDERS	68
B.	RELATED PARTY TRANSACTIONS	70
C.	INTERESTS OF EXPERTS AND COUNSEL	71

ITEM 8.	FINANCIAL INFORMATION	72

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	72
B.	SIGNIFICANT CHANGES	74

ITEM 9.	THE OFFER AND LISTING	74

A.	OFFER AND LISTING DETAILS	74
B.	PLAN OF DISTRIBUTION	76
C.	MARKETS	76
D.	SELLING SHAREHOLDERS	76
E.	DILUTION	76
F.	EXPENSES OF THE ISSUE	76

ITEM 10.	ADDITIONAL INFORMATION	76

A.	SHARE CAPITAL	76
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	76
C.	MATERIAL CONTRACTS	83
D.	EXCHANGE CONTROLS	88
E.	TAXATION	88
F.	DIVIDENDS AND PAYING AGENTS	99
G.	STATEMENT BY EXPERTS	99
H.	DOCUMENTS ON DISPLAY	99
I.	SUBSIDIARY INFORMATION	100

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	100

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	101

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	102

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	102

ITEM 15.	CONTROLS AND PROCEDURES	102

PART III

USE OF CERTAIN TERMS

As used herein, and unless the context suggests otherwise, the terms “we”, “us”, “our” or “Ituran” refer to Ituran Location and Control Ltd. and its consolidated subsidiaries.

We have prepared our consolidated financial statements in US Dollars. Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All references herein to “dollars” or “$“or “USD” are to United States dollars, and all references to “NIS” are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “believes,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this annual report in Item 3: Risk Factors.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        We have provided selected financial data under generally accepted accounting principles in the U.S. (U.S. GAAP). You should read the selected consolidated financial data presented in this Item together with Item 5 – Operating and Financial Review and Prospects and with our consolidated financial statements included elsewhere in this annual report.

        Our selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and our selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of operations data for each of the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 are derived from other audited financial statements not included in this report.

         Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
	2005		2004	2003	2002	2001
	In USD
	In thousands, except per share amounts

Revenues:
Location based services	44,128		36,549	32,088	24,053	19,757
Wireless communications products	43,806		33,461	23,527	17,782	19,516
Other	2,192		7,916	8,456	7,856	8,689

Total Revenues	90,126		77,926	64,071	49,691	47,962

Cost of Revenues:
Location based services	14,987		12,944	12,258	12,159	14,042
Wireless communication products	30,956		23,224	19,071	12,928	17,081
Other	1,643		5,720	6,119	5,746	6,922

Total cost of revenues	47,586		41,888	37,448	30,833	38,045

Gross profits	42,540		36,038	26,623	18,858	9,917

Operating Expenses:
Research and development expenses	2,799		2,020	1,692	1,717	1,362
Selling and marketing expenses	4,876		4,074	2,888	2,365	3,241
General and administrative expenses	14,959		11,693	11,443	9,757	11,551
Other expenses (income), net	(16)		(12)	314	740	--

Total operating expenses	22,618		17,775	16,337	14,579	16,154

Operating Income (loss)	19,922		18,263	10,286	4,279	(6,237)
Financing income (expenses), net	906		(2,059)	(616)	(6,039)	5,369
Other non-operating expenses, net	--		--	--	528	753

Income (loss) before taxes on income	20,828		16,204	9,670	(2,288)	(12,359)
Taxes on (income) loss	(5,295)		(4,423)	(3,417)	2,955	198

Income (loss) after tax on income	15,533		11,781	6,253	667	(12,161)
Share in losses of affiliated companies, net	(355)		(324)	(235)	(529)	(955)

Minority interest in income (losses) of subsidiaries	(803	)(1)	(238)	(173)	731	174

Net income (loss)	14,375		11,219	5,845	869	(12,942)

Earning per share(2)
Basic	$0.73		$0.60	$0.32	$0.05	$(0.86)
Diluted	$0.71		$0.58	$0.31	$0.05	$(0.86)

Weighted average number of shares outstanding(2)
Basic	19,736		18,585	18,273	17,634	15,135
Diluted	20,254		19,192	19,086	18,264	15,135

(1) including $287 thousand for prior years (a decrease of $0.02 earning per share) as a result of recalculation of minority interests in income from subsidiaries, which does not have a material effect on our financial results

(2) Earning per share and weighted average number of shares outstanding were adjusted to reflect the three to one share split of our ordinary shares that was affected on September 22, 2005.

Consolidated Balance Sheets Data

	As of December 31,
	2005	2004	2003	2002	2001
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent	58,429	4,604	3,918	1,327	1,014
Working Capital	60,995	2,508	(3,624)	(11,650)	(15,825)
Total Assets	116,484	59,023	54,731	54,412	57,926
Total Liabilities	40,722	44,022	50,942	57,333	65,768
Retained Earnings (accumulated deficit)	4,048	(7,630)	(17,522)	(23,367)	(24,236)
Shareholders Equity (deficit)	75,762	15,001	3,789	(2,921)	(7,842)

Other Data:

	As of December 31,
	2005	2004	2003	2002	2001
	(unaudited)

Subscribers of our location-based services(1)	339,000	262,000	210,000	178,000	150,000
Average monthly churn rate	1.5%	1.5%	1.4%	1.0%	1.0%

(1) Number of subscribers is approximate

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

        Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline, which may result in a loss of all or part of your investment . We cannot assure you that we will successfully address any of these risks. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this annual report before taking any investment decision with respect to our securities. See “Forward Looking Statements” on page iv above.

RISKS RELATED TO OUR BUSINESS

        Failure to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential.

        Revenues from our stolen vehicle recovery services, which we refer to as SVR services, and automatic vehicle location products, which we refer to as AVL products, are primarily dependent on our relationships with insurance companies. In Israel, insurance companies drive demand for our SVR services and AVL products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. In Brazil and Argentina, insurance companies, such as Porto Seguro in Brazil and La Caja in Argentina, enter into written agreements to subscribe to our services and purchase or lease our products directly. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential.

        Changes in practices of insurance companies in the markets in which we provide our SVR services and sell our AVL products could adversely affect our revenues and growth potential.

        We depend on the practices of insurance companies in the markets in which we provide our SVR services and sell our AVL products. In Israel, insurance companies either mandate the use of SVR services and AVL products, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium- and high-end vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. In Brazil and Argentina, insurance companies purchase or lease our AVL products directly and subsequently require their customers to subscribe to our SVR services.

Therefore, we rely on insurance companies’ continued practice of:

■	accepting vehicle location and recovery technology as a preferred security product;

■	requiring or providing a premium discount for using location and recovery services and products;

■	mandating or encouraging use of our SVR services and AVL products, or similar services and products, for vehicles with the same or similar threshold values and for the same or similar required duration of use; and

■	with respect to insurance companies in Brazil and Argentina, deciding to purchase or lease SVR services and AVL products from us directly.

If any of these policies or practices change, revenues from sales of our SVR services and AVL products could decline, which could adversely affect our revenues and growth potential.

        A reduction in vehicle theft rates may adversely impact demand for our SVR services and AVL products.

        Demand for our SVR services and AVL products depends primarily on prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various reasons, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures, or improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in any or all of our existing markets decline or stabilize, or if insurance companies or our other customers believe that vehicle theft rates have declined or stabilized or are expected to decline or stabilize, demand for our SVR services and AVL products may decline.

        A decline in sales of new medium- and high-end cars and commercial vehicles in the markets in which we operate could result in reduced demand for our SVR services and AVL products.

        Our SVR services and AVL products are primarily used to protect medium- and high-end cars and commercial vehicles and are often installed before or immediately after their initial sale. Consequently, a reduction in sales of new medium- and high-end vehicles could reduce our addressable market for SVR services and AVL products. New vehicle sales may decline for various reasons, including an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. A decline in sales of new medium- and high-end vehicles in the markets in which we provide our SVR services or sell our AVL products could result in reduced demand for such services and products.

        In the event that we are not successful in penetrating the Chinese and South Korean markets, as a result of contractual or governmental constraints, or if our relevant counterparties are not able or willing to effectively market location-based services in China or South Korea, we will not be able to implement a substantial portion of our current growth strategy.

        In 2004 we entered into material agreements for the sale of our AVL infrastructure and end-units in China and South Korea. See Item 10.C – “Additional Information” under the caption “Material Contracts” below. Our current growth strategy depends, in large part, on our ability to maximize our opportunities pursuant to such agreements. Performance under such agreements is subject to various contractual and governmental constraints, including the receipt of various licenses and permits required for the establishment of our AVL infrastructure and specialized approvals, such as the Telecommunication Equipment Network Access Type Approval in China and the Business License and Spectrum License in South Korea, some of which are difficult to obtain or require a substantial time investment. In addition, our ability to sell our products in the relevant markets is dependent upon the local operators’ ability to effectively provide location-based services based on our AVL infrastructure or market our end-units in China and South Korea. Their failure to provide any such services or market our products effectively, or such operators’ failure to obtain any necessary governmental licenses, would preclude us from being able to optimize our growth in China and South Korea.

        There is significant competition in the markets in which we offer our services and products and our results of operations could be adversely affected if we fail to compete successfully.

        The markets for our services and products are highly competitive. We compete primarily on the basis of the technological innovation, quality and price of our services and products. Our most competitive market is the location-based services market and the related AVL products market, due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of protection and tracking capabilities, including global positioning systems, or GPS, satellite- or network-based cellular systems and direction-finding homing technologies. Some of these competing services and products, such as certain GPS-based products, are installed in new cars by vehicle manufacturers prior to their initial sale, which effectively precludes us from competing for such subscribers. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate or new competitors may enter the location-based services market. Our AVL products also compete with less sophisticated theft protection devices such as standard car alarms, immobilizers, steering wheel locks and homing devices, some of which may be significantly cheaper. Some of these competing products have greater brand recognition than our AVL products, including LoJack Corporation in the United States.

        Over 90% of the automatic meter reading market, which we refer to as the AMR market, exists in the United States, where we compete with a number of established companies with greater financial resources. The radio frequency identification market, which we refer to as the RFID market, in the United States is characterized by a small number of established and accepted providers, including Mark IV, the provider of the E-ZPass solution, many of which have greater experience and name recognition in this market than we do. Many of our current and potential competitors in all of the markets in which we operate have significantly greater name recognition, larger customer base and greater financial, technical, manufacturing, marketing and other resources than we do. If our competitors succeed in marketing products more effectively than we do, our results of operations could be adversely affected.

        The development of new or improved competitive products, systems or technologies that compete with our wireless communications products may render our products less competitive or obsolete, which could cause a decline in our revenues and profitability.

        We are engaged in businesses characterized by rapid technological change and frequent new product developments and enhancements. The number of companies developing and marketing new wireless communications products has expanded considerably in recent years. The development of new or improved products, systems or technologies that compete with our wireless communications products may render our products less competitive and we may not be able to enhance our technology in a timely manner. In addition to the competition resulting from new products, systems or technologies, our future product enhancements may not adequately meet the requirements of the marketplace and may not achieve the broad market acceptance necessary to generate significant revenues. Any of the foregoing could cause a decline in our revenues and profitability.

        The inability of local law enforcement agencies to timely and effectively recover the stolen vehicles we locate could negatively impact customers’ perception of the usefulness of our SVR services and AVL products, adversely affecting our revenues.

        Our AVL products identify the location of vehicles in which our products are installed. Following a notification of an unauthorized entry, or if we receive notification of the vehicle’s theft from a subscriber, we notify the relevant law enforcement agency of the location of the subscriber’s vehicle and generally rely on local law enforcement or governmental agencies to recover the stolen vehicle. We cannot control nor predict the response time of the relevant local law enforcement or other governmental agencies responsible for recovering stolen vehicles, nor that the stolen vehicles, once located, will be recovered at all. Over the past three years, some stolen vehicles in which our AVL products were installed were not recovered and the average stolen vehicle recovery time in the markets in which we operate was 20 minutes from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered. Over the past three years, the average response time of the relevant law enforcement agencies in the markets in which we provide SVR services was approximately 20 minutes. To the extent that the relevant agencies do not effectively and timely respond to our calls and recover stolen vehicles, our recovery rates would likely diminish, which may, in turn, negatively impact customers’ perception of the usefulness of our SVR services and AVL products, adversely affecting our revenues.

        The ability to detect, deactivate, disable or otherwise inhibit the effectiveness of our AVL products could adversely affect demand for such products and our revenues.

        The effectiveness of our AVL products is dependent, in part, on the inability of unauthorized persons to deactivate or otherwise alter the functioning of our AVL products or the vehicle anti-theft devices that work in conjunction with our AVL products. As sales of our AVL products increase, criminals in the markets in which we operate may become increasingly aware of our AVL products and may develop methods or technologies to detect, deactivate or disable our tracking devices or the vehicle anti-theft devices that work in conjunction with our AVL products. We believe that, as is the case with any product intended to prevent vehicle theft, over time, there may be an increased ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our AVL products, although it is difficult to verify this fact. An increase in the ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our AVL products could adversely affect demand for our products and our revenues.

        We rely on some intellectual property that we license from a third party, the loss of which could preclude us from providing our SVR services or market and sell some of our AVL products, which would adversely affect our revenues.

        We license from Teletrac, Inc. some of the technology that we need in order to provide our SVR services and market and sell some of our AVL products. In the event that such licenses were to be terminated, or if such licenses were rendered unenforceable or invalid, we would not be able to license similar technology from other parties, which would require us, at a minimum, to obtain rights to a different technology and reconfigure our AVL products accordingly. Our license agreements with Teletrac are perpetual in term unless terminated by mutual agreement or for breach, including bankruptcy, dissolution or insolvency. As a result, our failure to maintain our intellectual property licenses from Teletrac could preclude us from providing our SVR services or market and sell some of our AVL products, which would adversely affect our revenues.

        We depend on proprietary technology and our failure to protect and enforce our intellectual property rights or our need to defend against infringement claims could result in a significant increase in costs and decline in revenues.

        Our business is dependent on the uninterrupted use of proprietary technology, both owned and licensed, from third parties. If we fail to protect, enforce and maintain our intellectual property rights, we may not be able to compete and our business and operating results could be negatively impacted. We seek to protect our intellectual property rights through a combination of patents, trademarks, copyrights, trade secret laws, know-how, confidentiality procedures and licensing arrangements. Even with the intellectual property protection currently in place, we may not be able to protect our technology from misappropriation or infringement and we may lose, or the relevant owners may restrict or lose, our current rights of use of the technology that we license from such owners. Any of our existing intellectual property rights may be invalidated, circumvented, challenged or rendered unenforceable. In addition, the laws of some countries in which we operate or plan to operate, may not protect intellectual property rights to the same extent as the laws of Israel or the United States, increasing the possibility of piracy of our technology and products. It may be necessary for us to litigate in order to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others, which litigation can be time consuming, distracting to management, expensive and difficult to predict.

        It is possible that we have or will inadvertently violate the intellectual property rights of other parties and those other parties may choose to assert infringement claims against us. If a court were to determine that our technology infringes on third parties’ intellectual property, in addition to exposure to substantial damages, we could be required to expend considerable resources to modify our products, to develop non-infringing technology or to obtain licenses to permit our continued use of the technology that is the subject matter of the litigation.

        Our failure to protect and enforce our intellectual property rights, or our need to defend against claims of infringement of intellectual property rights of others or the loss of any such claims, could result in a significant increase in costs and decline in revenues.

        Our ability to sell our services and products depends upon the prior receipt and maintenance of various governmental licenses and approvals and our failure to obtain or maintain such licenses and approvals, or third-party use of the same licenses and frequencies, could result in a disruption or curtailment of our operations, a significant increase in costs and a decline in revenues.

        We are required to obtain specific licenses and approvals from various governmental authorities in order to conduct our operations. For example, our AVL products use radio frequencies that are licensed and renewed periodically from the Ministry of Communications in Israel and similar agencies worldwide. As we continue to expand into additional markets, we will be required to obtain new permits and approvals from relevant governmental authorities. Furthermore, once our AVL infrastructure is deployed and our AVL end-units are sold to subscribers, a change in radio frequencies would require us to recalibrate all of our antennas and replace or modify all end-units held by subscribers, which would be costly and may result in delays in the provision of our SVR services. In addition, some of the governmental licenses for radio frequencies that we currently use may be preempted by third parties. In Israel, our license is designated as a “joint” license, allowing the government to grant third parties a license to use the same frequencies, and in Brazil our license is designated as a “secondary” license, which allows the government to grant a third party a primary license to use such frequencies, which third-party use could adversely affect, disrupt or curtail our operations. Our inability to maintain necessary governmental licenses and approvals, or third-party use of the same licenses or frequencies, could result in a significant increase in costs and decline in revenues.

        Our SVR services business model is based on the existence of certain conditions, the loss or lack of which in existing or potential markets could adversely affect our revenues generated in existing markets or our growth potential.

        Our SVR services business model and, consequently, our ability to provide our SVR services and sell our AVL products, relies on our ability to successfully identify markets in which:

■	the rate of car theft or consumer concern over vehicle safety is high;

■	satisfactory radio frequencies are available to us that allow us to operate our business in an uninterrupted manner; and

■	insurance companies or owners of cars believe that the value of cars justifies incurring the expense associated with the deployment of SVR services.

The absence of such conditions, our inability to locate markets in which such conditions exist or the loss of any one of the above conditions in markets we currently serve could adversely affect our revenues generated in existing markets or our growth potential.

        Some of our agreements restrict our ability to expand into new markets for our SVR services and our AMR products, which could adversely affect our growth potential.

        We have entered into the following agreements that include restrictions on our ability to sell certain of our services and products:

■	We have granted Korean Location Information and Communications Company Ltd., a South Korean company, a right of first refusal to provide location-based services, based on AVL infrastructure and end-units supplied by us, in the far east and south-east Asia, including Japan, but excluding China, Hong Kong, Macao and Taiwan.

■	We have granted Golden Net Communication Technology Ltd., a Chinese company, the exclusive rights to provide SVR services, based on an AVL infrastructure and AVL end-units supplied by us, in China, Hong Kong, Macao and Taiwan. In addition, once we receive $150 million in revenues from sales of our AVL products to Golden Net, we are obligated to transfer title and ownership to all of our intellectual property rights, including know-how, patents and source code, relating to our AVL system to Golden Net for its use in China, Hong Kong, Macao and Taiwan.

■	We have granted Arad Technologies Ltd. the exclusive right (subject to certain limited exceptions) to purchase our AMR products. As a result, we are not permitted to independently market our AMR products to any entity other than Arad Technologies. Furthermore, Arad Technologies currently uses our AMR products only with respect to water meter products and applications and not in the gas and electricity meter markets, which we believe to be potential new markets for our AMR products.

These agreements restrict our ability to expand our business and operations in certain markets, which could adversely affect our growth potential.

        We rely on a single customer for the sale of our AMR products and the loss of such customer or such customer’s failure to effectively market and sell our AMR products could have an adverse effect on our revenues and growth potential.

        We sell our AMR products exclusively to Arad Technologies who incorporates our AMR products into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary Master Meter, Inc. Therefore, the volume of our existing AMR products sales is wholly dependent upon Arad Technologies’ demand for our products, which demand may not match or exceed historical levels. Any factors that adversely impact the operations of Arad Technologies, or result in our loss of its business, could adversely impact our AMR business. For example, Arad Technologies exclusively sells our AMR products to customers in the utility industry where sales cycles are often long and unpredictable. Furthermore, because we sell our AMR products exclusively to Arad Technologies, we rely on Arad Technologies for the effective marketing and sale of our AMR products to end-users. The failure of Arad Technologies to maintain or increase current demand for its products that incorporate our AMR products could have an adverse effect on our revenues and growth potential.

        The loss of key personnel could adversely affect our business and prospects for growth.

        Our success depends upon the efforts and abilities of key management personnel, including our Chairman of the Board of Directors, our Co-Chief Executive Officers and the President and Chief Executive Officer of our subsidiary, Telematics Wireless Ltd. Loss of the services of one or more of such key personnel could adversely affect our ability to execute our business plan. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected.

        We rely on third parties to manufacture our wireless communications products, which could affect our ability to provide such products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

        We outsource the manufacturing of most of our wireless communications products to third parties. Furthermore, we use one manufacturer for production of a significant portion of our wireless communications products and we do not maintain significant levels of inventories to support us in the event of an unexpected interruption in its manufacturing process. If our principal manufacturer or any of our other manufacturers is unable to or fails to manufacture our products in a timely manner, we may not be able to secure alternative manufacturing facilities without experiencing an interruption in the supply of our products or an increase in production costs. Any such interruption or increase in production costs could affect our ability to provide our wireless communications products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

        We depend on the use of specialized quality assurance testing equipment for the production of our wireless communications products, the loss or unavailability of which could adversely affect our results of operations.

        We and our third-party manufacturers use specialized quality assurance testing equipment in the production of our products. The replacement of any such equipment as a result of its failure or loss could result in a disruption of our production process or an increase in costs, which could adversely affect our results of operations.

        The adoption of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and could harm our results of operations.

        There are no established industry standards in all of the businesses in which we sell our wireless communications products. For example, vehicle location devices may operate by employing various technologies, including network triangulation, GPS, satellite-based or network-based cellular or direction-finding homing systems. The development of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and we may not be able to develop new services and products that are in compliance with such new industry standards on a cost-effective basis. If industry standards develop and such standards do not incorporate our wireless communications products and we are unable to effectively adapt to such new standards, such development could harm our results of operations.

        Expansion of our operations to new markets involves risks and our failure to manage such risks may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

        Our contracts with third-party providers for the establishment of AVL systems in China and South Korea represent important growth opportunities for the sale of our AVL infrastructure and AVL end-units. The expansion into these new markets involves challenges and risks, including tariffs, trade restrictions and foreign import export regulations as well as weak intellectual property law protection in China, and restrictive regulatory schemes or local customs in South Korea.

        In addition, although we do not have current plans to expand our operations to new countries, we anticipate future growth to be attributable to our business activities in new markets, particularly in developing countries, where we may encounter additional risks and challenges, such as longer payment cycles, potentially adverse tax consequences, potential difficulties in collecting receivables and potential difficulties in enforcing agreements or other rights in foreign legal systems. The challenges and risks of entering a new market, and in particular the risks associated with us commencing operations in China and South Korea, may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

        Specifically, with regard to our operations in China, China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises. However, a substantial portion of the productive assets in China is still owned by the Chinese government. Additionally, our partner in China has informed us that the Chinese government may hold a direct or indirect interest in the local operating companies established by our Chinese partner and that it has a controlling interest in the operating company in Shanghai, Shanghai Golden Net Location & Measurement Co. Ltd. As of the date of this report, we do not know what the scope of such interest will be or what control or influence the Chinese government will exercise over the other operating companies that will be formed. Any such exercise or control may adversely impact the business activities of these operating companies, and thus adversely impact our growth potential and revenues derived pursuant to our contractual arrangements with our Chinese partners. In addition, a change in policies by the Chinese government could adversely affect the operations of our Chinese partner, by, among other things, imposing confiscatory taxation, restricting currency conversion, imports and sources of supplies, or expropriating private enterprises, which may adversely impact our growth potential and revenues derived pursuant to our contractual arrangements with our Chinese partners. Although the Chinese government has been pursuing economic reform policies for nearly two decades, no assurance can be given that the Chinese government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership or other social or political disruption.

        Part of our fleet management business relies on GPS-based technology owned and controlled by others, the loss, impairment or increased expense of which could negatively impact our immediate and future revenues from, or growth of, our fleet management services and adversely affect our results of operations.

        Part of our fleet management business relies on signals from GPS satellites built and maintained by third parties. If GPS satellites become unavailable to us, or if the costs associated with using GPS technology increase such that it is no longer feasible or cost-effective for us to use such technology, we will not be able to adequately provide our fleet management services. In addition, if one or more GPS satellites malfunction, there could be a substantial delay before such satellites are repaired or replaced, if at all. The occurrence of any of the foregoing events could negatively impact our immediate and future revenues from, or growth of, our fleet management services and adversely affect our results of operations.

        Due to the already high penetration of SVR services and AVL products in Israel and moderate overall growth of the addressable market in Israel, our prospects for growth in such market may be limited.

        Our AVL products are primarily installed in medium- and high-end cars and commercial vehicles. Therefore, our ability to increase demand for our SVR services and revenues from sales of our AVL products is limited by the number of potential vehicles in which our products can be installed in each relevant market. We currently estimate that our AVL products are installed in a significant portion of the medium- and high-end cars and commercial vehicles in Israel. We anticipate that revenues from sales of our SVR services and AVL products in Israel will not increase significantly due to the already high penetration of SVR services and AVL products in Israel and moderate overall growth of the addressable market in Israel, which could adversely affect our prospects for growth in such markets.

        We may not be able to offset the loss of revenues from the decline in our cellular services, which would adversely affect our results of operations when compared to results of operations of prior periods.

        We derived 13.2%, 10.2%, and 2.4% of our total revenues in 2003, 2004 and 2005, respectively, from the provision of our cellular services. Our revenues from such services have declined significantly due to the expiration and non-renewal of our agreement with Partner Communications Co., Ltd. as of March 31, 2005, which agreement was the source of a significant portion of our revenues for this business. If we are unable to substitute these revenues, in whole or in part, with increasing revenues from our existing business segments, our results of operations will decline when compared to our results of operations for prior periods.

        Some of our employees are members of labor unions and a dispute between us and any such labor union could result in a labor strike that could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

        Some of our employees are members of labor unions. If a labor dispute were to develop between us and our unionized employees, such employees could go on strike and we could suffer work stoppage for a significant period of time. A labor dispute can be difficult to resolve and may require us to seek arbitration for resolution, which arbitration can be time consuming, distracting to management, expensive and difficult to predict. The occurrence of a labor dispute with our unionized employees could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

        We are subject to litigation that could result in significant costs to us, a reduction in the price of our ordinary shares or dilution of our shareholders’ ownership percentage.

        We are a party to a litigation between us and Leonardo L.P. (and certain of its related parties) arising from a financial transaction concluded in February 2000. Pursuant to such transaction, Leonardo invested $12 million in our company in return for notes that were convertible into our ordinary shares. We believe that the terms of the transaction dictated that the notes could be converted into a maximum of 2,250,000 of our ordinary shares and that upon conversion of the notes, the notes would be fully discharged and we would have no further obligation to the holders of the notes. Through the maturity date of the notes, March 3, 2003, Leonardo exercised its right to convert the notes into 2,241,594 of our ordinary shares. Immediately following the maturity date of the notes, however, Leonardo sent us a demand to repay in cash the balance of the notes plus accrued interest which had not been previously converted into our ordinary shares, which, according to Leonardo, was approximately $6.2 million. We subsequently commenced this litigation to obtain a judicial determination of the proper disposition of the Leonardo notes and to obtain a declaration that our sole remaining obligation under the notes was to issue 8,406 of our ordinary shares. In its pleadings, Leonardo is seeking alternative remedies and relief, including, among others, (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million plus interest and expenses, (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses. In addition, in June 2006, Leonardo was permitted to amend its claim to add an additional cause of action, claiming that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of $9.6 million, plus interest and expenses. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted on the notes, is approximately $9.6 million plus interest and expenses. We intend to appeal the decision allowing Leonardo to amend its claim on legal grounds and intend to vigorously defend ourselves in this litigation. While we cannot predict the outcome of this litigation at this time, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage. See also Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

        We have not obtained nor applied for several of the permits required for the operation of some of our base sites. To the extent enforcement is sought, the breadth, quality and capacity of our network coverage could be materially affected.

        The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 92 base sites that provide complete communications coverage in Israel. Similarly, we have established complete communications coverage in Sao Paulo, Brazil, Buenos Aires, Argentina and Miami, Florida. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

        Currently most of our base sites in Israel and Brazil operate without local building permits or the equivalent. Although relevant authorities in Israel and Brazil have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli authorities have recently begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites. Should these enforcement measures be imposed upon us in Israel or should the relevant authorities in Brazil similarly begin enforcing permit requirements, or impose penalties on us for non-compliance with such permit requirements, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected.

        Currency fluctuations may result in valuation adjustments in our assets and liabilities and could cause our results of operations to decline.

        The valuation of our assets and liabilities and our revenues received and the related expenses incurred are not always denominated in the same currency. This lack of correlation between revenues and expenses exposes us to risks resulting from currency fluctuations. These currency fluctuations could have an adverse effect on our results of operations. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could cause our results of operations to decline.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

        We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

        Our headquarters and sole research and development facilities are located in Israel and our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since 2000, hostilities have increased in intensity and regional political uncertainty has also increased. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

        Israel has experienced in recent years, unionized general strikes in connection with the legislation of new economic reforms. A prolonged general strike in Israel would affect our ability provide our wireless communications products that are manufactured in Israel and would negatively impact our operations. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse affect on our ability to grow our business and our results of operations.

        We receive tax benefits that may be reduced or eliminated in the future, which reduction or elimination could result in us paying increased taxes thereby adversely affecting our results of operations.

        Some of our operations in Israel have been granted “approved enterprise” status by the Investment Center in the Israeli Ministry of Industry and Trade that resulted in us being eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. The availability of these tax benefits is subject to certain requirements, including, among other things, making specified investments in fixed assets and equipment, financing a percentage of those investments with our capital contributions, compliance with our marketing program which was submitted to the Investment Center, filing of certain reports with the Investment Center and compliance with Israeli intellectual property laws. If we do not meet these requirements in the future, these tax benefits may be cancelled and we could be required to refund any tax benefits that we have already received plus interest and penalties thereon. The tax benefits that our current “approved enterprise” program receives may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, which could adversely affect our cash from operations. See Item 10.E. – “Taxation” under the caption “Israeli Tax Considerations” below.

        Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

        We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

        It may be difficult and costly to enforce a judgment issued in the United States against us, our executive officers and directors, or to assert United States securities laws claims in Israel or serve process on our officers and directors.

        We are incorporated and headquartered in Israel. As a result, our executive officers and directors are non-residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, service of process upon any of these officers or directors may be difficult to effect in the United States. Furthermore, it may be difficult to enforce a judgment issued against us in the United States against us or any of such persons in both United States courts and other courts abroad.

        Additionally, there is doubt as to the enforceability of civil liabilities under United States federal securities laws in actions originally instituted in Israel or in actions for the enforcement of a judgment obtained in the United States on the basis of civil liabilities in Israel.

        Provisions of Israeli corporate and tax law may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders.

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain, among other things, provisions that may make it more difficult to acquire our company, such as classified board provisions. In the future, we may amend our articles of association to include certain additional provisions that may be required by the Ministry of Communications limiting the voting power that could be acquired, absent Ministry of Communications approval, by any person other than our founding shareholders. Furthermore, Israeli tax considerations may make potential transaction structures involving the acquisition of our company unappealing to us or to some of our shareholders. See Item 10.B. – “Our Corporate Practices under Israeli Law” under the caption “Approval of Transactions under Israeli law” and Item 10.E. – “Taxation” under the caption “Israeli Tax Considerations” for additional discussion about some anti-takeover effects of Israeli law. These provisions of Israeli law and our articles of association may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company or any of our assets, which could have the effect of delaying or preventing a change in control of our company, even when the terms of such a transaction could be favorable to our shareholders.

        The rights and responsibilities of our shareholders will be governed by Israeli law and may differ in some respects from the rights and responsibilities of shareholders under United States law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical US-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli corporate law has undergone extensive revisions in the recent years and, as a result, there is little case law available to assist in understanding the implications of these provisions that govern shareholders’ actions, which may be interpreted to impose additional obligations on holders of our ordinary shares that are typically not imposed on shareholders of US-based corporations.

RISKS RELATED TO THE MARKET AND OUR ORDINARY SHARES

        Future sales of our ordinary shares could reduce the market price of our ordinary shares.

        If we or our shareholders sell substantial amounts of our ordinary shares, either on the Tel Aviv Stock Exchange or the Nasdaq National Market, the market price of our ordinary shares may decline.

        The market price of our ordinary shares is subject to fluctuation, which could result in substantial losses for our investors.

        The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares has fluctuated in the past, and we expect it will continue to do so, as a result of a number of factors, including:

■	the gain or loss of significant orders or customers;

■	recruitment or departure of key personnel;

■	the announcement of new products or service enhancements by us or our competitors;

■	quarterly variations in our or our competitors' results of operations;

■	announcements related to litigation;

■	changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;

■	developments in our industry; and

■	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses to our investors.

        A significant portion of our ordinary shares are held by a small number of existing shareholders and you may not agree with some or all of the decisions taken by such shareholders.

        Our directors and officers, in the aggregate, currently beneficially own or control approximately 34.25% of our outstanding ordinary shares. Other than applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting together, could exercise significant influence over our operations and business strategy and may use their voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company.

        US investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, which we refer to as PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to our shareholders who are US Holders. See Item 10.E. – “Taxation” under the caption “United States Tax Considerations” below, for more information about which shareholders may qualify as US Holders. If we were classified as a PFIC, a US Holder could be subject to increased tax liability upon the sale or other disposition of our ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under such rules, the excess distribution and any gain would be allocated ratably over the US Holder’s holding period for the ordinary shares and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of shares in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. US shareholders should consult with their own US tax advisors with respect to the United States tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. – “Taxation” under the caption “United States Tax Considerations–Passive foreign investment company considerations”

        Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares are traded on the Nasdaq National Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets takes place in different currencies (dollars on the Nasdaq National Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

        Securities we issue to fund our operations or in connection with acquisitions could dilute our shareholders ownership or impact the value of our ordinary shares.

        We may decide to raise additional funds through a public or private debt or equity financing to fund our operations or finance acquisitions. If we issue additional equity securities, the percentage of ownership of our shareholders will be reduced and the new equity securities may have rights superior to those of our ordinary shares, which may, in turn, adversely affect the value of our ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        We are mainly engaged in the area of location-based services, consisting of stolen vehicle recovery and tracking services. We also provide wireless communication products used in connection with our location-based services and various other applications, including automatic meter reading and radio frequency identification. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In addition, we have entered into contracts to deploy our automatic vehicle location, infrastructure and sell our end-units in China and South Korea, and commenced deploying such infrastructure in China in 2004 and in South Korea in 2005.

        Ituran was initially incorporated in February 1994 in Israel as a subsidiary of Tadiran Ltd., an Israeli-based designer and manufacturer of telecommunications equipment, software and defense electronic systems, whose original business purpose was to adapt military-grade technologies for the civilian market. In July 1995, Moked Ituran Ltd. purchased us and the assets used in connection with our operations from Tadiran and Tadiran Public Offerings Ltd. The AVL infrastructure and AVL end-units for the operation of our SVR services were originally developed by an independent division of Tadiran Communications and Systems Group. These operations were later transferred to a Tadiran subsidiary, Tadiran Telematics Ltd. In November 1999, we purchased Tadiran Telematics from Tadiran and in 2002, we changed its name to Telematics Wireless.

        In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we began trading on the New York Stock Exchange and our ordinary shares are quoted on the Nasdaq under the symbol “ITRN”. The address of our principal executive office is 3 Hashikma Street, Azour 58001, Israel. Our telephone number is 972-3-557-1333. Our agent in the United States is Ituran USA Inc., 3330 N.W. 53rd Street, Suite 302, Fort Lauderdale, Florida 33355.

Capital Expenditures and Divestitures

        We had capital expenditure of $3.5 million in 2005, $2.4 million in 2004 and $2.3 million in 2003. We have financed our capital expenditure with cash generated from operations.

        Our capital expenditures in 2005, 2004 and 2003 consisted primarily of acquisition of operational equipment for $2.4 million, $1.3 million and $1.5 million, respectively.

B.	BUSINESS OVERVIEW

OVERVIEW

        We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery and tracking services. We also provide wireless communications products used in connection with our location-based services and for various other applications, including automatic meter reading and radio frequency identification. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In addition, we have entered into contracts to deploy our automatic vehicle location infrastructure and sell our end-units in China and South Korea, and commenced deploying such infrastructure in China in 2004 and in South Korea in 2005, which we expect will initially be used to provide primarily SVR services in China and primarily personal tracking services in South Korea. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defense Forces in order to locate downed pilots.

        We generate our revenues from subscription fees paid for our location-based services and from the sale of our wireless communications products. Since 1998, we have achieved sequential growth in quarterly revenues from subscription fees. Our revenues and net income have increased from $49.7 million and $0.9 million in 2002, to $90.1 million and $14.4 million in 2005, representing annualized growth rates of 81% and 1,500%, respectively.

        We were incorporated in Israel in 1994 and began marketing our location-based services and wireless communications products in 1995. In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel Aviv Stock Exchange. In September 2005, we completed the initial public offering of our ordinary shares in the United States and our ordinary shares began trading on the Nasdaq National Market.

Location-Based Services

        In 2005, 49% of our revenues were attributable to our location-based services. As of December 31, 2005, we provided our services in Israel, Brazil, Argentina and the United States to approximately161,000, 107,000, 61,000 and 10,000 subscribers, respectively.

Stolen vehicle recovery services

        Our stolen vehicle recovery and tracking services, which we refer to as SVR services, enable us to locate, track and recover stolen vehicles for our subscribers. Our customers include both individual vehicle owners who subscribe to our services directly and insurance companies that either require their customers to install a security system or offer their customers financial incentives to subscribe to SVR services such as ours. In certain countries, insurance companies directly subscribe to our SVR services and purchase automatic vehicle location products supporting these SVR services from us on behalf of their customers. In 2005, we recovered 5,429 vehicles with a total value of approximately $67 million. We have been experiencing strong penetration in Brazil and Argentina where we have grown our subscriber base from approximately 25,000 and 5,000 in 2002 to approximately 107,000 and 61,000 in 2005, representing an increase of 328% and 1120% respectively over such 3 year period. Over the last three years, our monthly subscriber churn rates have averaged under 1.5% per month, our stolen vehicle recovery rates have averaged approximately 85%, based on the total number of our subscribers’ vehicles stolen and recovered in cases of either a real time call is made by our subscriber advising us of the theft or a call is received from our control center in the markets we serve, and our average vehicle recovery time, from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered, has, based on our records, averaged approximately 20 minutes.

Fleet management services

        Our fleet management services enable corporate customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators in different geographic locations and industries. As of December 31, 2005, we provided our services to approximately 30,000 end-users through 2,290 corporate customers in Israel, Brazil and the United States.

Value-added services

        Our Personal Advanced Locator, which we refer to as PAL, services allow customers to protect valuable merchandise and equipment, as well as track individuals. In addition, through a call center we provide 24-hour on-demand navigation guidance, information and assistance to our customers. We currently provide our PAL services in Israel only and, as of December 31, 2005, we had approximately 4,400 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel and have recently begun offering such services in Argentina and Brazil. As of December 31, 2005, we had approximately 11,500 subscribers to our concierge service in Israel.

Wireless Communications Products

        In 2005, 48.6% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including:

■	automatic vehicle location, which we refer to as AVL;

■	automated meter reading, which we refer to as AMR; and

■	radio frequency identification, which we refer to as RFID.

Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating persons will either use our PAL product or will have our end-unit installed in a watch or other accessory, an additional option currently under development. As part of our expansion into new markets, we entered into contracts with third-party service providers who intend to provide location-based services in China and South Korea. These contracts involve the setting up and deployment of the necessary terrestrial network and base stations throughout the relevant regions, establishing the control centers and providing the necessary end-units to be installed in vehicles, watches or other accessories, or PAL products. In 2004, we commenced deploying our AVL infrastructure in China and in 2005, we commenced deploying our AVL infrastructure in South Korea. Once the infrastructure for our AVL system is established in these regions, we expect a significant increase in sales of our end-units, initially in China and, at a later stage, in South Korea. We expect that the relevant third-party operators will initially provide primarily SVR, fleet management and personal tracking services in China and primarily vehicle and personal tracking services in South Korea.

        Our AMR products enable the remote reading of water meters from a range of up to 1,000 feet. This allows the operator to extract information by walking or driving by the water meter, thus reducing the time and manual labor required to obtain the necessary information. In addition, our AMR wireless transmitter is integrated into the water meter, as opposed to systems where the transmitter and the water meter are separate components connected by a wire, which makes our system less susceptible to damage and tampering. As a result, we believe that our AMR products improve billing accuracy, reduce costs and increase reliability of collecting consumer usage data. We sell our AMR products exclusively to Arad Technologies that incorporates our AMR products into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary, Master Meter.

        Our RFID products enable high-speed communication between mobile transponders and roadside readers and are primarily used for electronic toll collection systems. Other applications of our RFID products include electronic security seals for containers and border crossings, and electronic weigh station devices. We sell our electronic toll collection devices to Derech Eretz, the sole toll road operator in Israel, and to the transit authority of the State of Minnesota. We sell our electronic weigh station devices to ACS-SLS, a subsidiary of ACS, and to Norpass, a provider of mainline screening systems at weigh stations. In addition, we are currently engaged as the sole technology provider in several pilot programs for our RFID products with various federal and state governmental agencies, such as the United States Department of Homeland Security and the United States Customs and Border Protection Agency. We were selected to participate in these pilot programs on the basis of our competitive bids to provide our RFID products in response to requests for proposal made by the relevant federal or state governmental agencies or through third-party bidders or pilot program participants seeking to outsource the production of RFID products for use in their RFID-based systems. We believe our selection for these pilot programs represents a first step in our attempt to penetrate the radio frequency identification market in the United States and is strategically important for producing revenue-generating contracts.

Industry Overview and Trends

        While we believe that the statistical data, industry data forecasts and market research discussed below are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

(a) Location-based services

Stolen vehicle recovery

        The demand for vehicle security products and services is driven by vehicle theft rates, increasing security awareness among customers and insurance companies’ efforts to reduce incidents of loss. According to a 2003 report by Ward’s Communication, an independent provider of automobile industry research, approximately 55 million vehicles were sold globally in 2002 According to a March 2005 report by the Insurance Information Institute, in the United States alone, vehicle thefts accounted for 2% of the premiums paid for private passenger car insurance in 2003, or $3 billion. According to a March 2004 report by the Freedonia Group, an independent market research firm, the United States market for vehicular security monitoring services, which includes dedicated alarm monitoring and integrated telematics systems, was valued at $800 million in 2003 and is expected to increase to $2.2 billion in 2008, representing an average annual growth rate of 22.4%, at which time the market is expected to support 7.9 million subscribers for these services. In some of our markets, demand for SVR services has been further enhanced by incidents of carjackings and car-related kidnappings that have increased consumers’ perceived crime risk. Additionally, theft of trucks carrying valuable or hazardous cargo (e.g., microchips and chemicals) represents a threat to commercial, industrial, public and personal safety and security.

        A wide range of vehicle security products, with varying degrees of sophistication and pricing, are available to vehicle owners today. These products can be divided roughly into two categories:

1)	Traditional products, such as locks, alarms and traditional immobilizers. These devices are limited in their effectiveness as most can be disarmed easily and typically require the driver to activate the device upon leaving the vehicle. Also, unmonitored alarms that set off sirens are routinely ignored by people as the incidence of false alarms has been historically high. Furthermore, these products can only help in preventing theft and not in recovering the vehicle once it is stolen.

2)	More sophisticated products that include some form of remote monitoring and communication. This category can be further separated into devices that simply provide information on the general direction of the vehicle and those that enable the location, tracking and recovery of the vehicle in real time.

        AVL technology is typically used to report stolen vehicles to police, provide real-time location and tracking information and immobilize the vehicle if necessary. The application of AVL technology has proven to be effective in increasing the recovery rates of stolen vehicles. As a result, many insurance companies in countries such as Israel, Brazil and Argentina either offer discounts between 15% and 25% on insurance premiums for vehicles equipped with AVL systems or require customers to install such AVL systems in vehicles above a pre-determined value.

Fleet management

        The market for fleet management services ranges from very large fleets of thousands of vehicles to very small fleets of five vehicles or less, with smaller fleets constituting a significant portion of the market given the large number of companies that maintain a fleet today. Fleet management services allow fleet operators to locate, monitor and communicate with their vehicles and employees in the field in real time. This helps them to better track loads, predict arrival times, schedule customer appointments, reduce fuel usage and manage vehicles’ maintenance schedules. By increasing efficiency and reducing costs, fleet management can provide a quantifiable return on investment for fleet operators, as well as improve customer satisfaction. In addition, fleet management services can enhance driver security and can notify the fleet operator if a vehicle leaves a prescribed geographic region, reducing theft-related liabilities.

        A principal factor supporting fleet management industry growth is the presence of millions of vehicles that are in commercial use but which are not yet equipped with fleet management systems.

(b) Wireless communications products

Automatic vehicle location

        AVL is one of the many possible applications for wireless location technology and is an umbrella term used for communication equipment and services that facilitate wireless tracking of vehicles, as well as assets and persons.

Typical AVL applications include:

Security	Transportation	Emergency and health care	Telecommunication services	Government

Vehicle tracking	Fleet management	Patient tracking	Maintenance vehicle	Government
			tracking	vehicle
tracking
Personal tracking	Parcel tracking	Ambulance tracking
Asset tracking	Public transit

        Currently, the main underlying technologies available for wireless location and tracking in the AVL industry are terrestrial network triangulation, GPS (in combination with wireless communication), network-based cellular communication and radio frequency-based homing.

■	Terrestrial network triangulation uses the wireless signals transmitted by an end-unit in the vehicle and received by a network of land-based wireless antennas (base stations) installed in the relevant coverage region in order to determine the precise location of the transmitter.

■	GPS-based systems utilize specially designed GPS devices in the vehicle that receive data from three or more satellites in order to determine the location of the device. Once located, GPS-based systems require a cellular or another wireless network to communicate with a remote control center.

■	Network-based cellular systems utilize signals between the wireless device and the cellular operator’s network of land-based antennas in order to triangulate the location of the relevant device. These systems require two-way communication between the device and antennas and, therefore, both a transmitter and receiver need to be installed in the vehicle.

■	RF-based homing systems utilize direction-finding technology based on a tracking signal transmitted by the end-unit in the vehicle, which is activated by a unique radio signal from the tracking unit once the vehicle is reported stolen.

Automatic meter reading

        The AMR market includes systems that enable water, gas and electricity meters to be read remotely. Drive-by and walk-by systems are the primary AMR market segments today and are most economical for rural and suburban areas. The overall benefit of AMR technology is the enhanced access to data relating to the use of the relevant utility at a lower cost. Demand for AMR products is primarily driven by the potential for utilities to improve billing accuracy, reduced costs and increased reliability.

        We estimate that the United States represents a significant portion of the global market for AMR products. Demand for AMR systems in the United States is driven by the approximate five- to seven-year replacement cycle for existing water meters, the trend towards automatic meter readers versus legacy meters and the increase in the number of customers as a result of increased levels of housing starts since 2001.

Radio frequency identification

        The segment of the RFID market that we address includes three principal applications: electronic toll collection, electronic security seals and electronic weigh stations. Wireless communications technology is used in RFID applications where data exchange is rapid, communication zones are dynamically and rapidly changing and where battery life of months or even years is desirable.

        Electronic toll collection is a technology that allows for electronic payment of highway tolls and replaces the need for manual collection tollbooths. In addition, it can allow such transactions to be performed while vehicles travel at near-highway cruising speeds. Electronic toll collection systems are a significant improvement over conventional toll collection techniques because such systems reduce lines at toll plazas, reduce toll collection costs, save fuel, reduce mobile emissions by reducing or eliminating waiting times, and enhance audit control by centralizing user accounts. In the United States, the increase in the overall number of vehicles has led to growing congestion on roads and an increase in the average time a commuter spends sitting idle in the car due to traffic jams. This has led to an increased demand for paid express lanes, which enable paying commuters to save time and avoid traffic jams. Approximately 25 states in the United States have passed legislation allowing some form of private toll roads, including the transit authority of the State of Minnesota, which is converting car pool lanes on Interstate 394 into paid express lanes.

        Electronic sealing is commonly used as a freight security system where transponders are used to automatically identify individual containers or trucks at border entry points. The growth of the RFID market for this application in the United States has largely been driven by the recent standardization of the communications protocols on which RFID technology operates. Such standardization increases the interoperability of devices which, in turn, increases demand for such products from various organizations, including the United States Department of Homeland Security and the United States Customs and Border Protection Agency.

        Electronic weigh stations allow for identification and weighing of trucks in real time at near-highway cruising speeds, thus allowing trucks that comply with the weight limitations to bypass conventional weigh stations.

Products

Location-based services

Stolen vehicle recoveryu

        Our stolen vehicle recovery system is based on three main components: an AVL end-unit that is installed in the vehicle, a network of base stations and a 24-hour manned control center. Once the control center receives indication of an unauthorized entry into a vehicle equipped with our AVL end-unit, our operators decide whether it is a false alarm or an actual unauthorized entry. If it is determined to be an unauthorized entry, or if a notification of the vehicle’s theft is received directly from the vehicle operator, our operators transmit a signal that activates the transmitter installed in the vehicle. We then pinpoint the location of the transmitter with terrestrial network triangulation technology and notify the relevant law enforcement agency. In Israel, Brazil and Argentina, we also maintain private enforcement units, which work together with local police to recover the vehicle. In addition, we have the capability to immobilize vehicles remotely from our control centers.

Fleet management

        We are among the few companies that offer their customers the use of a comprehensive application for fleet management both by using an Internet site and workstations. Our system allows our customers 24-hour access to information on their fleets through our active control center and also provides alerts on vehicle temperature and driver emergencies.

Value-added services

        Personal advanced locator services.   Our services allow consumers to protect valuable merchandise and equipment, as well as to track individuals. Currently, we provide our PAL services in Israel and Argentina only.

        The PAL device is a two-way pager that helps us determine the location of the relevant equipment or person being tracked. Our PAL services, which are based on terrestrial network triangulation, have numerous applications, including location of patients with amnesia, portable distress buttons for the elderly and children, theft protection for valuable equipment and merchandise and other assets, such as computer equipment and beehives. In addition, there has been an increased use of our PAL devices in vehicles as back-up to our AVL systems.

        Concierge services    Through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location of gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to subscribers in Israel and have recently begun offering such services in Argentina and in Brazil.

Wireless communications products

        Our wireless communications products are used for various applications in the AVL, AMR and RFID markets.

Automatic vehicle location

        Our AVL products enable the location and tracking of vehicles, as well as assets or persons, and are primarily used by us in providing our SVR and fleet management services. Each subscriber to our SVR services has one of our end-units installed in his or her vehicle. Subscribers to services for locating persons will either use our PAL product or will have our end-unit installed in a watch or other accessory, an additional option currently under development. We have entered into two contracts with third-party service providers for the deployment of our turn-key location-based solution consisting of our AVL infrastructure and end-units that includes the deployment of a network of base stations throughout a region, the establishment and operation of a control center, the supply and installation of end-units and a range of value-added services, in China and South Korea and we are currently in the set-up and network deployment phase in Beijing, Shanghai and Seoul. We expect that the relevant third-party operators will initially provide primarily SVR, fleet management and personal tracking services in China and primarily vehicle and personal tracking services in South Korea. Our key wireless communications products for AVL applications include:

■	TULIP: a transmitter installed in vehicles that sends a signal to the base site, enabling the location of a vehicle;

■	MAPLE: an alarm system that identifies an intruder and activates the transmitter to send a signal to the base site;

■	PAL: a portable transmitter located on an asset or on an individual that sends a signal to the base site, enabling the location of the asset or individual;

■	Base Site: a radio receiver, which includes a processor and a data computation unit to collect and send data to and from transponders and send that data to control centers as part of the terrestrial infrastructure of the location system; and

■	Control Center: a center consisting of software used to collect data from various base sites, conduct location calculations and transmit location data to various customers and law enforcement agencies.

Automatic meter reading

        Our AMR products enable the remote reading of water meters. Our AMR systems include wireless modems that are installed inside water meters and transmit relevant metering data for the purposes of automatic billing, prevention of leaks and the preparation of on-line reports. Our AMR products, which were jointly developed by Arad Technologies and us, are commercially named Dialog-3G. Our key AMR products include:

■	TMW: a transponder installed inside a water meter for the purpose of receiving measurement data and wirelessly transmitting such data to the MMR;

■	UNIVERSAL: a transponder functionally similar to the TMW, but which is installed outside the relevant water meter for “add-on”applications;

■	MMR: a transceiver that is used for remote reception of the TMW’s transmission data, either as a hand-held or drive-by unit; and

■	DS Line of Products: a new product line launched in the second quarter of 2005, functionally parallel to the TMW, UNIVERSAL and MMR devices, but with further reception range and improved resistance to interference.

Radio frequency identification

        Our RFID products enable communication between mobile transponders and roadside readers and are primarily used for electronic toll collection systems. Other emerging applications include electronic security seals for containers and border crossings, and electronic weigh stations. Our key RFID products include:

■	FP-100AT: a transponder designed to send signals to the FP-300 or FP100RA reader for use on toll roads and at border crossings and electronic weigh stations;

■	FP-300/FP100RA: a transceiver/reader that is used for remote reception of the FP-100AT transponders that are installed along the relevant roadside, border crossings and weigh stations;

■	Electronic Seal for Containers – FP-200SA: these products are used for the identification and reporting of unauthorized entry to containers in transit that employs such systems and are interoperable with FP-300, FP100RA, FP-200HH readers; and

■	FP-200HH: a hand-held transceiver used primarily at border crossings and for other short distance reading and programming.

The following table lists the key services and products that we currently sell or intend to sell in different regions of the world:

Country	Services offered or intended to be offered	Products sold or intended to be sold

Israel	SVR	AVL
	Fleet management	RFID
Value-added services

Brazil	SVR	AVL
Fleet management
Value-added services
Argentina	SVR	AVL
Value-added services
United States	SVR	AVL
	Fleet management	AMR
RFID
China(1)	SVR	AVL(2)
Fleet management
Value-added services
South Korea(1)	SVR	AVL(2)
Fleet management
Value-added services

(1)	Location-based services to be provided by third parties.

(2)	Currently only includes sale of AVL infrastructure. We intend to sell end-units to third-party providers of location-based services.

The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■	Israel: We commenced operations in Israel in 1995 and we had approximately 161,000 subscribers as of December 31, 2005. We maintain 92 base stations in Israel, which provide complete coverage within the country. Our control center operates 24 hours a day, 365 days a year and is located in Azour. In addition, our RFID products are used in the Derech Eretz toll road.

■	Brazil: We commenced operations in Brazil in 2000 and we had approximately 107,000 subscribers as of December 31, 2005. We currently operate only in the metropolitan areas of Sao Paulo and Campinas.

■	Argentina: We commenced operations in Argentina in 2002 and we had approximately 61,000 subscribers as of December 31, 2005. We currently operate only in the metropolitan area of Buenos Aires.

■	United States: We commenced operations in the United States in 2000 and until 2004 we operated only in Florida. As of December 31, 2005, we had approximately 10,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2003 and 2004, other than Arad Technologies, which represented 10.2% of our revenues in 2004, no single customer or group of related customers comprised more than 10% of our total revenues. In 2005, no single customer or group of related customers comprised more than 10% of our total revenues.

(A) Location-based services

Stolen vehicle recovery

        Our marketing and sales efforts are principally focused on four target groups: insurance companies and agents, car dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners) and private subscribers.

        We maintain marketing and sales departments in each geographical market in which we operate. Each department is responsible for maintaining our relationships with our principal target groups. These responsibilities also include advertising and branding, sales promotions and sweepstakes.

        In Israel, Brazil and Argentina, we focus our marketing efforts primarily on insurance companies. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2005, we had approximately 339,000 subscribers.

Fleet management

        Vehicle fleet management systems are marketed through a vehicle fleets department, which is a part of our marketing department. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Currently, our fleet management services are also marketed by the sales force of one of the largest cellular service providers in the United States. Our customers in the fleet management market include small-, mid- and large-size enterprises. As of December 31, 2005, approximately 2,290 corporate customers had installed our wireless communications products in approximately 30,000 vehicles in industries such as telecommunications, courier/delivery, field service, distribution, construction, security, facilities/waste management, cable/broadband, freight and passenger transportation and utilities.

Value-added services

        Our concierge services are provided to existing SVR customers. As of December 31, 2005, we had approximately 11,500 subscribers to our concierge service in Israel and approximately 4,400 of our PAL devices were installed in valuable merchandise and equipment, or carried by individuals.

(B) Wireless communications products

        Our AVL end-units are primarily used by us in providing our location-based services in Israel, Brazil, Argentina and the United States. In China and South Korea, we plan to sell our AVL end-units, including our PAL products, to third parties who intend to provide location-based services based on these products.

        Our AMR products are incorporated into products of Arad Technologies, which, through its wholly-owned subsidiary Master Meter, markets and distributes its products independently. Our exclusive agreement with Arad Technologies is in effect until 2009 and covers, in addition to water meters, electricity, gas meters and other applications using AMR technology.

        In Israel, Derech Eretz undertakes marketing and distribution of our RFID products. In the United States, we market our RFID products independently, focusing our efforts on corporations and/or integrators that market our products to consumers and state agencies.

        Historically, we only provided our AVL products in connection with our own SVR services. However, we signed an agreement with third-party service providers in China and South Korea to provide a turn-key location-based solution consisting of deploying our AVL infrastructure and selling our end-units. We are currently in the set-up and deployment phase of our infrastructure in Shanghai, Beijing and Seoul. We commenced initial sales of our end-units in Beijing in the second quarter of 2006 and expect to commence sales in Shanghai in the second half of 2006 and in Seoul in 2007.

        We believe that we have sold our AMR products to over 1,000 water utilities through Master Meter, a wholly-owned subsidiary of Arad Technologies, with whom we have an exclusive agreement. Our RFID products are sold in Israel and the United States. Our electronic toll collection devices are deployed by Derech Eretz, the sole toll road operator in Israel, and by the transit authority of the State of Minnesota and we sell our electronic weigh station devices to ACS-SLS, a subsidiary of ACS, and Norpass. In addition, we are currently engaged as the sole technology provider in several pilot programs for our RFID products with various federal and state governmental agencies, including the United States Department of Homeland Security and the United States Customs and Border Protection Agency. Although these pilot programs do not currently represent a material portion of our business or revenues, and we do not know if they may lead to revenue-generating contracts in the future, we believe our selection for these pilot programs represents a first step in our attempt to penetrate the RFID market in the United States.

        Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. December 31, 2005, our selling and marketing team consisted of 62 employees.

Competition

        We face strong competition for our services and products in each market in which we operate. We compete primarily on the basis of superior technology, functionality, ease of use, quality, price, service availability, geographic coverage, track record of recovery rates and response times and financial strength.

(A) Location-based services

        We currently compete with a variety of companies in each of our markets. The three major technologies utilized by our competitors are GPS/cellular, network-based cellular and radio frequency-based homing systems. In addition, new competitors utilizing other technologies may continue to enter the market.

Stolen vehicle recovery

        The specific competitive challenges we face in each geographic region that we operate in are described below:

■	Israel. Our primary competitors in Israel are Eden Telecom Ltd. (Pointer) and Rav-Bariah Satellite Location Ltd.

■	Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are LoJack Corporation, Car System and Sascar Corporation.

■	Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our principal competitors in Argentina are LoJack Corporation, Ovi Car, Pointer Telocation Ltd. and Hawk Corporation.

■	United States. In the United States, there are at least three major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation and Air Cept Corporation.

        We are currently unable to provide market share information other than our market share information for the vehicle location market in Israel for various reasons, including the broad range of services and products that compete in these markets, the non-existence of trade publications with respect to the products and services we offer in such markets and the lack of meaningful or accurate market research or data available to us.

Fleet Management

        The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in the United States are @Road, Navtrack and Teletrac. In Brazil, our main competitors are Autotrack, Controlsat and Omnilink.

(B) Wireless communications products

Automatic vehicle location

        Our AVL system is based on terrestrial network triangulation technology and primarily competes with companies that use one of three main technologies: GPS (in combination with wireless communication), network-based cellular communication and radio frequency-based homing.

        Although AVL products based on GPS, network-based cellular and homing technologies do not require the construction of a separate infrastructure of base stations as with terrestrial network triangulation systems such as ours, such solutions have certain drawbacks. GPS receivers require line of sight to at least three satellites, which reduces their effectiveness in areas where the satellite signals are subject to interference and “noise” (such as urban areas, buildings or parking garages, forests and other enclosed or underground spaces). GPS and network-based cellular systems are also prone to jamming since the tracking signal receivers are located in the vehicle and can be easily tampered with. In addition, the satellites utilized by GPS devices are managed by the United States Department of Defense and can be subject to forced temporary outages. The main disadvantage of homing systems is that they provide only the general direction and not the precise location of the end-unit. In addition, homing systems require that the vehicle be reported stolen before the tracking signal can be activated, which may result in a delay between vehicle theft and recovery.

        Terrestrial network triangulation systems have succeeded in overcoming some of the challenges faced by systems based on other technologies. Terrestrial network triangulation technology does not require line of sight and the signals are not easily interrupted in densely populated or obstructed areas. Also, the signals are transmitted from the end-unit in the vehicle to a network of base stations. Therefore, in order to jam the system, receivers in each individual base station within range of the end-unit would have to be jammed, which is difficult to accomplish. Additionally, since the primary application of terrestrial network triangulation systems in the AVL industry is vehicle location and not continuous two-way communication, short bursts of data are sufficient for tracking purposes, which enable the network of base stations to be deployed at a much lower density in the coverage area than traditional network-based cellular base stations. Terrestrial network triangulation systems are capable of determining the precise location, and not just the general direction, of a vehicle at any moment in time. Furthermore, when connected with the existing theft protection system in the vehicle, terrestrial network triangulation systems automatically alert the control center when a vehicle is stolen and do not require that the vehicle be reported stolen, which can potentially reduce stolen vehicle recovery times to a few minutes. The main disadvantage of terrestrial network triangulation systems is the necessity to deploy a physical infrastructure, including the construction, development and deployment of a network of base stations and a control center and the need to address the various financial, legal and practical issues associated with such deployment. Any such deployment entails an investment of a sizable amount of money prior to the receipt of any revenues.

Automatic meter reading

        Our AMR product, which is marketed through Master Meter, competes with products developed and marketed by Hexagram Inc., Itron Inc. Invensys, Neptune Technology Group, Inc., Datamatic, Ltd., Ramar Technology Ltd., American Meter Company and DSCI Corp. Our AMR products enable the remote reading of water meters from a range of up to 1,000 feet. This allows the operator to extract information by walking or driving by the water meter, thus reducing the time and manual labor required in order to obtain the information. In addition, our AMR wireless transmitter is integrated into the water meter, as opposed to systems where the transmitter and the water meter are separate components connected by a wire, which makes our system less susceptible to damage and tampering.

Radio frequency identification

        In the United States, the principal market in which we operate, our primary competitors are Mark IV (the provider of the E-ZPass product), Delco and Raytheon. Our RFID products are characterized by the ability of the reader to process transmissions from the in-vehicle unit, even when the vehicle is traveling at speeds of as high as 120 miles per hour. This eliminates the need for the vehicle to slow down in the toll booth area, as is required with currently available electronic toll products, such as the E-ZPass product in the United States.

Manufacturing Operations and Suppliers

        Most of our wireless communications products are manufactured and assembled by a limited number of unaffiliated manufacturers in Israel. We usually engage with our manufacturers either on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients, or on a partial turn-key basis in which we purchase the raw materials and deliver them to our manufacturers that do the manufacturing, assembly and quality assurance checks. We do not depend on a single manufacturer for the production of our products. Our main manufacturers are R.H. Electronics, Ltd., an enterprise located in Nazareth, Israel, Flextronics (Israel) Ltd., an enterprise located in Migdal Haemek, Israel, and Teliran, Ltd., an enterprise located in Petach Tikva, Israel.

        Our quality assurance and testing operations are performed by our manufacturers at their facilities, while using our quality assurance and testing equipment and in accordance with the test procedures designated by us. We monitor quality with respect to key stages of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing, packaging and shipping. We are ISO 9001 certified. We believe that our quality assurance procedures have been instrumental in achieving the high degree of reliability of our products.

        Some of our products (principally the integration and testing of base sites, which are manufactured in low quantities and tend to be more technically sophisticated) are manufactured by us in Telematics Wireless’ facilities in Holon.

        Several components and subassemblies included in our products are presently obtainable from a single source or a limited group of suppliers and subcontractors. We maintain strong relationships with our manufacturers and suppliers to ensure that we receive an adequate supply of products, components and raw materials at favorable prices and to access their latest technologies and product specifications.

        Our engagements in China and South Korea require us to gradually commence manufacturing activity of our AVL products in both countries, which we intend to do once the performance of these contracts progresses.

Proprietary Rights

        We seek to protect our intellectual property through patents, trademarks, contractual rights, trade secrets, know-how, technical measures and confidentiality, non-disclosure and assignment of inventions agreements and other appropriate protective measures to protect our proprietary rights in the primary markets in which we operate. We do not believe that our viability or profitability substantially depends on any single patent, trademark, trade secret, know-how or other piece of intellectual property other than some of the licenses obtained from Teletrac.

        We typically enter into non-disclosure and confidentiality agreements with our employees and consultants. We also seek these protective agreements from some of our suppliers and subcontractors who have access to sensitive information regarding our intellectual property. These agreements provide that confidential information developed or made known during the course of a relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances.

        Our stolen vehicle recovery system is based on three main components: (i) an AVL end-unit that is installed in the vehicle, the components of which were originally developed by Tadiran and were acquired and improved by us, (ii) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by Teletrac and are currently licensed to us by Teletrac and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the AVL system, certain components of which were developed by Teletrac and licensed to us under exclusive and non-exclusive licenses.

        Certain technology for our AVL end-units is subject to the terms of a grant Telematics Wireless received from the Israeli Office of Chief Scientist to partially fund the development of certain components of our AVL system. Pursuant to the terms of this grant, which required repayment and has already been paid in full, we are not permitted to transfer the relevant technology to a foreign entity without the prior approval of the Israeli Office of Chief Scientist.

        Ituran, Mr. Big, Rav-Tag and the related logos are our trademarks, which have been registered in Israel. This report also refers to brand names, trademarks, service marks and trade names of other companies and organizations, each of which is the property of its respective holder.

Regulatory Environment

        In order to provide our SVR services in the locations where we currently operate, we need to obtain four primary types of licenses and permits: (i) a license that allows us to use designated frequencies for broadcasting, transmission or reception of signals and information and to provide telecommunication services to our customers, (ii) a building permit, which permits us to erect our base sites and transmit therefrom, (iii) product specific licenses (commonly known as type approvals), which enable us to use the equipment necessary for our services, and (iv) a general commerce license, which allows us to offer our services to the public.

        The frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel – Agencia Nacional de Telecomunicatoes, in Brazil, the Comision Nacional de Comunicaciones, in Argentina, and the Federal Communications Commission, in the United States. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the National Technological Institute of Argentina and in the United States by the Federal Communications Commission.

        Our frequency licenses in all of the locations where we operate are “secondary” or “joint”, which means that the government may grant another person or persons, typically a cellular operator, a primary license to the same frequencies and, to the extent our operations interfere with the operations of the other person, we would have to modify our operations to accommodate the joint use of the frequencies. In our discussions with the Ministry of Communications, the Ministry notified us that in connection with the granting of the new license they may require us, as licensees, to amend our articles of association to add several provisions, including, among other things, a provision whereby if any person, other than our founding shareholders, acquires 25% or more of our outstanding share capital without obtaining the Ministry’s approval, any shares owned by such person in excess of such 25% threshold will not have any voting rights. The Ministry has also informed us that the new license may impose certain conditions on the ability of persons to serve as directors and officers of our Company, including a requirement that some (as many as a majority) of our directors and officers be residents and citizens of the State of Israel and that they be pre-approved by the Israeli security authorities in advance. We cannot be certain that any of these requirements will be included in the new license or that additional requirements may not be imposed on us in connection therewith or when the new license will be granted, if at all. All of these licenses are also subject to revocation, alteration or limitation by the respective authority granting them. While any events that would cause us to change frequencies or to modify our operations could have a material adverse effect on us, we do not believe that this is a likely event in any of the locations where we provide our SVR services.

        Our frequency license in Israel was extended until June 29, 2006 and we are currently in the process of acquiring a further extension of this license until January 31, 2007. Our frequency licenses in Brazil expire in 2009 and, in Miami and Orlando, our licenses expire between 2009 and 2013. We have options to extend all of our frequency licenses for periods ranging from three- to 10-year periods.

        In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of June 21, 2006, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and possible sanctions could include fines and even the closure or demolition of these base sites. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

        The required permits and approvals include:

■	erection and operating permits from the Israeli Ministry of the Environment;

■	permits from the Israeli Civil Aviation Authority, in certain cases;

■	permits from the Israeli Defense Forces;

■	approval from Israel's Land Administration, which usually also involves payment for the land use rights; and

■	building permits from local or regional zoning authorities in Israel and Brazil.

        We are currently in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have not been issued these permits. With respect to the general permit from Israel’s Land Administration, in 2005, we entered into an agreement with the Israel’s Land Administration, effective until December 31, 2008, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. . The process for obtaining these approvals in Israel is generally a time-consuming, highly bureaucratic and lengthy process. As a result, it is common practice among providers of wireless telecommunications services in Israel to continue operations while engaged in the approval process. In Brazil, very few providers of wireless telecommunications services obtain the required permits due to the nature of the approval process. We have applied for the necessary permits, but do not expect to receive such permits in the near future. In Brazil, we try to minimize our risk by locating most of our equipment in sub-leased sites which are already used by other telecommunication service providers, such as cellular operators.

        We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the provision of systems for the location of vehicles in Israel. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. For instance, a monopoly is prohibited from engaging in predatory pricing and providing loyalty discounts, which prohibitions do not apply to other companies. The law empowers the Commissioner of Restrictive Trade Practices to instruct a monopoly abusing its market power to perform certain acts or to refrain from taking certain acts in order to prevent the abuse. Additionally, any declaration by the Israeli antitrust authority that a monopoly has abused its position in the market may serve in any suit in which it is claimed that such a monopoly engages in anti-competitive conduct, as prima facie evidence that it has engaged in anti-competitive behavior. Our declaration as a monopoly in the market of “provision of systems for the location of vehicles in Israel” was not accompanied with any instructions or special restrictions beyond the provisions of the Restrictive Trade Practices Law. Although we may be ordered to take or refrain from taking certain actions, to date we have not been subject to such restrictions.

C.	ORGANIZATIONAL STRUCTURE

We were initially incorporated as a subsidiary of Tadiran, an Israeli-based designer and manufacturer of telecommunications equipment, software and defense electronic systems, whose original business purpose was to adapt military-grade technologies for the civilian market. In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with its operations from Tadiran and Tadiran Public Offerings Ltd. The AVL infrastructure and AVL end-units for the operation of our SVR services were originally developed by an independent division of Tadiran Communications and Systems Group. These operations were later transferred to a Tadiran subsidiary, Tadiran Telematics Ltd. In November 1999, we purchased Tadiran Telematics from Tadiran and in 2002, we changed its name to Telematics Wireless.

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Telematics Wireless Ltd.	Israel	97%
Ituran Cellular Communication Ltd.	Israel	100%*
Hotas Holding Ltd.	Israel	100%**
Ituran USA Inc.	USA	100%
Ituran NY Corporation	USA	100%***
Ituran Beheer B.V.	The Netherlands	100%
Ituran Florida Corporation	USA	94%****
Ituran License Corp.	USA	100%*****
Ituran de Argentina S.A.	Argentina	91%******
Ituran Sistemas de Monitoramento Ltda.	Brazil	97.5%*******
Teleran Holding Ltda.	Brazil	99.99%********

*55% of the shares are directly owned by us. Another 45% of the shares are owned by Ituran Network Ltd. (of which we own all of the shares, other than one share that is owned by Moked Ituran).
**wholly owned subsidiary of Ituran Cellular Communication Ltd.
>*** a wholly owned subsidiary of Ituran USA Inc. which is our wholly owned subsidiary.
**** 94% of the shares are held by Ituran U.S.A. Inc. which is our wholly owned subsidiary.
***** our shares are held through Ituran U.S.A. Inc., which is our wholly owned subsidiary.
****** our shares are held through Ituran U.S.A. Inc., which is our wholly owned subsidiary, with the remaining shares owned by Mr. Avi Anais, the CEO of Ituran de Argentina.
******* we indirectly hold 97.5% of the shares with one share being held by Mr. Avner Kurz, the President of Teleran Holding Ltda.

******** one share (quota) is held by the Mr. Avner Kurz, President of Teleran Holding Ltda.

D.	PROPERTY, PLANTS AND EQUIPMENT

        As of the date of this report, we do not own any real estate, other than a property consisting of an office building of 8 floors in the area of approximately 5,356 sqm which was purchased by our subsidiary Ituran Sistemas de Monitoramento Ltda (Ituran Brazil) in Sao Paulo, Brazil in June 2006 for the total acquisition price of 7.5 million Brazilian Reals (approximately $3.3 million). We financed the acquisition of the property from self-means.

        Other than the property in Brazil acquired by Ituran Brazil, all of our offices, headquarters, control centers and facilities are leased in accordance with our specific needs in the areas in which we operate. Additionally, we lease space for our base sites, in order to operate the reception and transmission stations of the system, in each area in which we provide our SVR services.

        We currently lease an aggregate of approximately 26,180 square feet of office space in Azour, Israel. In 2005, annual lease payments for this facility were approximately $388,000. This lease expires on March 31, 2008 and may be renewed by us for an additional 48-month period, subject to a 10% increase in the amount of rent and maintenance payments. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

        Our subsidiary Telematics Wireless currently leases approximately 17,600 square feet of office space and other facilities in Holon, Israel. Annual lease payments for this space in 2005 were approximately $125,000. This lease expires on November 30, 2006 and is automatically extended at Telematics Wireless’ election, for successive two-year periods, until November 30, 2016. In addition, Ituran Cellular Communication Ltd. leases 8,800 square feet of office space and other facilities in Holon, Israel, at an annual rent of approximately $73,800. This lease has expired in February 2006 and was automatically extended for additional successive two-year periods until February 2012. Both facilities in Holon are leased from a related party. See Item 7.B. – “Transactions with related parties” below.

        In Brazil, until our recent purchase of the new premises, we leased approximately 1,040 square feet of office space and our control center for approximately $22,600 annually. Our lease of said premises expired on March 2006 and we expect to relocate to our new premises within the following six months.

        In Buenos Aires, Argentina, we lease approximately 1059 square feet of office space for approximately $ 22,500 annually, approximately 213 square feet for our control center for approximately $ 4500 annually and approximately 1600 square feet for our own installation center for approximately $ 32,000 annually

        We lease approximately 7,500 square feet for our offices and control center in Florida for an approximate monthly rate of $7,530, subject to a 3% annual increase.

        We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

        The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 92 base stations and we rent most base station sites independently for a monthly rate ranging from $100 to $1,400 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 96 base station sites, of which 33 sites are leased from the same entity for a monthly rate ranging from $534 to $1490 per site and the duration of each lease is 10 years. The remaining 63 sites are leased independently for an annual rate ranging from $100 to $685 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 24 base station sites, all of which are leased from two entities for a monthly rate ranging from $250 to $660 per site. The duration of the lease ranges from two to three years. In Florida, we have 35 base station sites, leased primarily from property management companies. The annual rental rates vary from $3,829 to $26,709 and the duration of most leases is between three and five years, typically with options to renew for additional similar periods.

        We do not believe that we have a legal retirement obligation associated with the operating leases for our base sites pursuant to FAS No. 143, Accounting for Asset Retirement Obligations, since we do not own any real property. However, we are obligated pursuant to certain of the operating leases for our base sites, mainly for base sites in Israel, Brazil and Argentina, to restore facilities or remove equipment at the end of the lease term. Since the restoration is limited to any construction or property installed on the property, which in our case is only the installed antennas, we do not believe that these obligations, individually or in the aggregate, will result in us incurring a material expense.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this report.

Introduction

        We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery, which we refer to as SVR, and tracking services. We also provide wireless communications products used in connection with our SVR services and for various other applications, including automatic meter reading, which we refer to as AMR, and radio frequency identification, which we refer to as RFID. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In addition, in 2004 we have entered into contracts to deploy our automatic vehicle location, which we refer to as AVL, infrastructure and sell our end-units in China and South Korea, and commenced deploying such infrastructure in China in 2004 and in South Korea in 2005, which we expect will initially be used to provide primarily SVR, fleet management and personal tracking services in China and primarily vehicle and personal tracking services in South Korea.

Our operations consist of two segments: location-based services and wireless communication products.

        Our location-based services segment consists of our SVR, fleet management and value-added services. We currently operate stolen vehicle recovery services throughout Israel, in Sao Paulo, Brazil, in Buenos Aires, Argentina and in Miami, Florida in the United States.

        Our wireless communications products segment consists of our short- and medium-range two-way wireless communications products that are used for various applications, including AVL, AMR, and RFID. We sell our AVL end-units to customers that subscribe to our SVR services, as well as to third-party operators of location-based services in China and in South Korea. We sell our AMR products exclusively to Arad Technologies Ltd. that incorporates our AMR products into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary Master Meter, Inc. We sell our RFID products to toll road and weigh station operators in the United States and Israel.

Outlook

        We have historically experienced significant growth in the markets in which we provide our location-based services. Going forward, the Brazilian and Argentine markets continue to represent significant growth potential for our location-based services. These markets are characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft. The growth in subscribers within our location-based services segment also has a direct impact on the sale of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle. In addition, our recent contracts with third-party service providers for the deployment of our AVL infrastructure and the subsequent sale of our end-units in China and South Korea represent important growth opportunities for the sale of these products.

        As of December 31, 2005, we had approximately 168,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in our current coverage areas of Sao Paulo and Buenos Aires is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

        We expect growth over the next 12 months in our location-based services segment to be driven by increased demand from existing insurance company customers in Brazil and Argentina, as a result of our strong operating results and their increased familiarity with and confidence in our services, as well as additional insurance companies who could seek to establish relationships with us, as well as increased direct sales of SVR services to individual subscribers in Brazil who, due to prevailing high insurance costs, are self-insured and represent an additional market opportunity for our SVR services and AVL products. In connection with such potential markets and additional growth opportunities, we are looking to enhance our brand recognition through additional advertising efforts that we started in 2004. We expect our growing representation in the SVR market in Brazil and Argentina to result in additional revenues from sales of our AVL products. We also intend to commence providing SVR and fleet management services in Rio de Janeiro and expect to generate additional revenues from such operations in future periods.

        We intend to develop our location-based services and products businesses in new geographic markets either by selling our AVL infrastructure and end-units to third party providers of location-based services, as is the case currently in China and South Korea, or by providing our SVR services and selling our AVL end-units directly, as is the case currently in Israel, Sao Paulo, Buenos Aires and Miami. Selling our AVL infrastructure and end-units to third party providers of location-based services will result in increased short-term revenues from the sale of our AVL infrastructure and some long-term revenues from the sale of wireless communications products without any material increase in corresponding costs. Expanding to new markets to provide our location-based services and end-units directly will increase our short-term costs associated with obtaining licenses, permits and establishing an infrastructure and operating system and result in increased long-term revenues from subscription fees from our location-based services and sales of our end-units. The prevalence of one business approach over the other is dependent upon the particular opportunities that may arise from time to time and the prevailing circumstances in the different geographic markets into which we expand.

        The AMR market also has significant growth potential. Demand for AMR systems in the United States, the principal AMR market, is driven by the approximate five- to seven-year replacement cycle for existing water meters, the trend towards automatic meter readers versus legacy meters and the increase in number of consumers as a result of increased levels of housing starts since 2001. Products integrating our AMR technology provide an attractive solution for utilities looking to upgrade their technology and address their need to improve billing accuracy, reduce costs and increase reliability. Since we started selling AMR products at the end of 2001, we have experienced increased demand from Arad Technologies. We believe that such increased demand has resulted from increased market awareness in the United States for the integrated meter product marketed by Master Meter and its technological advantages and benefits. We expect this trend to continue in the future.

        The market for our RFID products principally addresses three main areas: electronic toll collection, electronic security seals and electronic weigh stations. Recent legislative changes in the United States regarding the promotion of private toll road operations represent significant growth potential for the sale of our RFID products. Increased demand for security products in the United States by federal and state governmental agencies, including the United States Department of Homeland Security, also represents a potential market opportunity for our RFID products. We sell our electronic toll collection devices to Derech Eretz Highways (1997) Ltd., the sole toll road operator in Israel, and to the transit authority of the State of Minnesota. We sell our electronic weigh station devices to ACS-SLS, Inc., a subsidiary of Affiliated Computer Services, Inc., and to Norpass, Inc., a provider of mainline screening systems at weigh stations. We expect these orders, our first outside of Israel for our RFID products, to result in additional revenues over the next 12 months. In addition, we are currently engaged as the sole technology provider in several pilot programs for our RFID products with various federal and state governmental agencies, such as the United States Department of Homeland Security and the United States Customs and Border Protection Agency. Although these pilot programs do not currently represent a material portion of our business or revenues and we do not know if they may lead to revenue-generating contracts in the future, we believe our selection for these pilot programs represents a first step in our attempt to penetrate the RFID market in the United States.

Geographical breakdown

Location-based services subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2005	2004	2003	2002

Israel	161,000	146,000	142,000	144,000
Brazil	107,000	75,000	42,000	25,000
Argentina	61,000	36,000	22,000	5,000
United States	10,000	5,000	4,000	4,000

Total(1)	339,000	262,000	210,000	178,000

(1)	All numbers provided are rounded down, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2005		2004		2003

			In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	$22.2	$16.3	$23.2	$16.6	$22.8	$12.6
Brazil	14.7	6.3	8.2	4.8	5.1	2.6
Argentina	5.6	3.5	3.8	1.6	2.6	2.2
United States .	1.6	12	1.4	9.8	1.6	6.1
China(1)	--	3.1	--	0.7	--	--
South Korea(1)	--	2.6	--	--	--	--

Total(2)	$44.1	$43.8	$36.5	$33.5	$32.1	$23.5

(1)	Currently only includes sales of AVL infrastructure.

(2)	All numbers provided are rounded down, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

The above table does not include revenues from our cellular services, which no longer constitute a reportable segment. See Note 19 to our consolidated financial statements appearing elsewhere in this report.

We attribute revenues to countries based on the location of the customer. Revenues from sales to Arad Technologies are included in US sales.

Revenues

Location-based services segment

        We generate revenues from sales of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers, predominately subscribers in Israel and the United States, and insurance companies in Brazil and Argentina. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical churn rates of under 2% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

Wireless communications products segment

        We generate revenues from the sale of our AVL, AMR and RFID products to customers in Israel, Brazil, Argentina, the United States, China and South Korea. We currently sell our AVL end-units in each of the regions in which we provide SVR services. Growth in our subscriber base is the principal driver for the sale of our AVL products. In addition, in 2004 entered into contracts for the sale of our AVL infrastructure and end-units in China and South Korea to third-party operators that would likely result in growth of our end-units sales that will not be related to any increase in our subscriber base. We commenced sales to China and South Korea during the fourth quarter of 2004 and the second quarter of 2005, respectively, for deployment of our AVL infrastructure in connection with the initial set-up and deployment of the terrestrial network and base stations throughout the coverage region. We sell our AMR products exclusively to Arad Technologies that incorporates our AMR product into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary Master Meter. We sell our RFID products to the sole toll road operator in Israel, the transit authority of the State of Minnesota, ACS-SLS, a subsidiary of ACS, and Norpass. We recognize revenues from sales of our wireless communications products upon delivery.

Other

        We also generated revenues from the provision of our cellular services, consisting predominately of installation and repair fees for mobile phone hands-free car kit devices manufactured by third parties. Revenues are recognized upon installation of the device or sale of phone cards. Revenues from our cellular services have declined significantly as a result of the expiration and non-renewal of our agreement with Partner Communications as of March 31, 2005.

Cost of revenues

Location-based services segment

        The cost of revenues in our location-based services segment consists primarily of staffing, maintenance and operation of our control centers and base stations, costs associated with our staff and costs incurred for private enforcement, licenses, permits and royalties and installation fees. Cost of revenues for sales of our fleet management services also includes payments to a third party who markets our services.

Wireless communications products segment

        The cost of revenues in our wireless communications products segment consists primarily of production costs of our third-party manufacturers and costs associated with royalties.

Other

        The cost of revenues for our cellular services consists primarily of installation costs and commissions.

Operating expenses

Research and development

        Our research and development expenses consist of salaries, costs of materials and other overhead expenses, primarily in connection with the design and development of our wireless communications products. We expense all of our research and development costs as incurred. As we expand into new markets and introduce new products and services, we expect that our research and development costs will increase, although we do not expect them to increase significantly as a percentage of total revenues.

Selling and marketing

        Our selling and marketing expenses have historically consisted primarily of advertising, salaries, commissions and other employee expenses related to our selling and marketing team and promotional and public relations expenses. We anticipate an increase in such costs, specifically in advertising costs related to our efforts to increase our subscriber base and enhance our brand recognition in Brazil and Argentina and to maintain our market leading position in Israel with respect to our location-based services, but we do not expect them to increase as a percentage of total revenues.

General and administrative

        Our general and administrative expenses consist primarily of salaries, bonuses, accounting and other general corporate expenses. We expect our general and administrative expenses to increase in future periods, in absolute terms, although we do not expect them to increase , as a percentage of our total revenues, due to the expansion of our business as well as anticipated increased compliance costs as a result of becoming a publicly traded company in the United States.

Operating Income

Location-based services segment

        Operating income in our location-based services segment is primarily affected by increases in our subscriber base and our ability to increase the resulting revenues without a commensurate increase in our corresponding costs. We expect this trend to continue in the foreseeable future.

Wirless communications products segment

        Operating income in our wireless communications products segment is primarily affected by our ability to increase sales of our higher margin AMR products as well as sales of AVL products in connection with turn-key solutions such as China and South Korea. While we expect the market for AMR products to grow in the foreseeable future, we expect sales of AVL infrastructure products in connection with our existing projects to end some time in 2008.

Other

        Operating income for our cellular services is primarily affected by the margins of the different products that we sell.

Financing expenses, net

        Financing expenses, net, include short- and long-term interest expenses and gains and losses from currency fluctuations from dollar-denominated loans and the conversion of monetary balance sheet items denominated in currencies other than the dollar. Financing expenses, net, also include gains or losses from currency swaps and other derivatives that do not qualify for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, or which have not been designated as hedging instruments.

Taxes on income

        Income earned from our services and product sales is subject to tax in the country in which we provide our services or from which we sell our products. In Israel, the current corporate tax rate is 31%, however, this tax rate is expected to be reduced in the coming years. In addition, some of the operations of our subsidiary Telematics Wireless Ltd. have been exempt or subject to reduced tax rates and we expect to maintain such benefits for some period of time, see Item 10.E. – “Taxation” under the caption “Corporate tax” below.

Critical Accounting Policies and Estimates

        Our critical accounting policies are more fully described in Note 1 to our consolidated financial statements appearing elsewhere in this report. However, certain of our accounting policies require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on a periodic basis. We base our estimates on historical experience, industry trends, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Such assumptions and estimates are subject to an inherent degree of uncertainty.

        The following are our critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. See Note 1 to our consolidated financial statements included elsewhere in this report.

Revenue recognition

        We recognize revenues in accordance with Staff Accounting Bulletin No. 104 Revenue Recognition. For each of our segments we recognize revenues as follows:

■	from sales to subscribers of our location-based services, on a monthly basis;

■	from sales of our wireless communications products, when title and risk of loss of the applicable product pass to the relevant customer, which occurs upon delivery; and

■	from sales of our cellular services, when the installation of the relevant unit is completed.

        We recognize revenues from certain long-term contracts in accordance with Statement of Position, which we refer to as SOP, 81-1, Accounting for Performance of Construction-Type and Certain Production Type Contracts. Pursuant to SOP 81-1, revenue is recognized pursuant to the percentage of completion method. We measure the percentage of completion based on output criteria in contracts that require network construction before end-units are sold, such as the number of end-units delivered or the progress of the work, based on input from engineers or other related professionals. Provisions for estimated losses on incomplete contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract.

        We recognize revenues as gross or net in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. In most of our business arrangements, we contract directly with our end-users, we are the primary obligor and we carry all risk of collections. Revenues under these arrangements are recorded on a gross basis. In some cases, we are not considered as the primary obligor according to the criteria established in EITF 99-19, and serve only as a distributor of products or services of other parties to end-users. In those instances, in accordance with EITF 99-19, we report the revenues on a net basis.

Accounting for income taxes

        As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of income. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $1.4 million in 2005, which indicates that our management cannot determine that it is more likely than not that we will be able to realize this tax asset in the future. In the event that we generate taxable income in the jurisdictions in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

Derivative instruments

        We maintain a risk management strategy that incorporates the use of currency hedges to minimize significant fluctuations in cash flows and/or earnings that are caused by exchange rate volatility. As a result, we engage in transactions involving foreign exchange derivative financial instruments, principally forward exchange contracts, which are designed to hedge our expected cash flows from revenues resulting from subscription fees denominated in currencies other than NIS. Such transactions are designed to qualify as cash flow hedges under FAS No. 133. FAS No. 133 establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts). Changes in fair value of instruments that qualify for hedging accounting under FAS No. 133 are reported as “other comprehensive income” under “gains in respect of derivative instruments designated for cash flow hedge, net of related taxes”, and are recognized in the statements of income when the hedged transaction affects earnings. Derivatives which do not qualify for hedge accounting under FAS No. 133, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in “financing expenses, net.”

Allowance for doubtful accounts

        We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. In determining the relevant allowance amounts, we analyze our historical collection experience, current economic trends and the financial position of our customers. Our allowance policy is to define a flat percentage of our accounts receivable as the ongoing reserve and to reserve a higher amount for certain customers that we believe have a higher risk of default. In 2004 and 2005, our allowance for doubtful accounts was $195,000 and $548,000 and our trade receivables (net of allowance for doubtful accounts) were $20.0 million and $22.8 million, respectively. To date, based on our past experience, our allowances for doubtful accounts have been sufficient.

Goodwill and other intangible assets

        Under FAS No. 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. FAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and in 2004 and 2005, no impairment losses have been identified. In 2004 and 2005, we had total goodwill of $2.9 million and $2.8 million, respectively, on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Results of Operations

        The following table sets forth for the periods indicated selected items from our consolidated statements of operations as a percentage of our total revenues.

	Year ended December 31,
Consolidated statements of operations data:	2005	2004	2003

Revenues:
Location-based services	49.0%	46.9%	50.1%
Wireless communications products	48.6	42.9	36.7
Other	2.4	10.2	13.2

Total revenues	100.0	100.0	100.0
Cost of revenues:
Location-based services	16.6	16.6	19.1
Wireless communications products	34.3	29.8	29.8
Other	1.9	7.4	9.5

Total cost of revenues	52.8	53.8	58.4

Gross profit	47.2	46.2	41.6

Operating expenses:
Research and development expenses	3.1	2.6	2.6
Selling and marketing expenses	5.4	5.2	4.5
General and administrative expenses
(and other expenses (income), net)	16.6	15.0	18.4

Total operating expenses	25.1	22.8	25.5
Operating income	22.1	23.4	16.1
Financing income (expenses), net	1.0	(2.6)	(1.0)

Other expenses, net	--	--	--

Income before taxes on income	23.1	20.8	15.1
Taxes on income	(5.9)	(5.7)	(5.3)
Share in losses of affiliated companies, net	(0.4)	(0.4)	(0.4)
Minority interest in income of subsidiaries	(0.8)	(0.3)	(0.3)

Net income	16.0%	14.4%	9.1%

Analysis of our Operation Results for the Year ended December 31, 2005 as compared to the year ended December 31, 2004

Revenues

        Total revenues increased from $77.9 million in 2004 to $90.1 million in 2005, or 15.6%. This increase consisted of $7.6 million from subscription fees from our location-based services and $10.3 million from sales of our wireless communications products. This increase was partially offset by a decline of $5.7 million in sales of our cellular services.

Location-based services segment

        Revenues in our location-based services segment increased from $36.5 million in 2004 to $44.1 million in 2005, or 20.8%. This increase was primarily due to an increase in the number of our Brazilian and Argentine subscribers, from approximately 111,000 in 2004 to approximately 168,000 in 2005, or 51.4%.

Wireless communications products segment

        Revenues in our wireless communications products segment increased from $33.5 million in 2004 to $43.8 million in 2005, or 30.7%. This increase was primarily due to an increase in sales of our AVL products, which resulted from an increase in our subscriber base and an increase in revenues from our deployment projects in China and South Korea.

Other

        Revenues from our celluar services decreased from $7.9 million in 2004 to $2.2 million in 2005, or 72.1%. This decrease was due to a decline in sales resulting from the expiration of our agreement with Partner Communications as of March 31, 2005.

Cost of revenues

        Total cost of revenues increased from $41.9 million in 2004 to $47.6 million in 2005, or 13.6%. This increase consisted of an increase of $2.1 million in our location-based services segment and $7.7 million in our wireless communications products segment. This increase was partially offset by a decline of $4.1 million in sales of our cellular services. As a percentage of total revenues, cost of revenues decreased from 53.8% in 2004 to 52.8% in 2005.

Location-based services segment

        Cost of revenues for our location-based services segment increased from $12.9 million in 2004 to $15 million in 2005, or 16.3%. This increase was primarily due to the significant increase in our subscriber base. As a percentage of total revenues for this segment, cost of revenues declined from 35.4% in 2004 to 34% in 2005, primarily due to our ability to increase our subscribers without a commensurate increase in related costs.

Wireless communications products segment

        Cost of revenues for our wireless communications products segment increased from $23.2 million in 2004 to $31 million in 2005, or 33.6%. This increase was primarily due to increased sales of our AVL products, including PAL. As a percentage of total revenues for this segment, cost of revenues increased from 69.4% in 2004 to 70.7% in 2005. This increase was due to an increase in the proportion of sales of our lower-margin AVL products out of the total mix of products sold, compared to sales of higher margin AMR and RFID products.

Other

        Cost of revenues from our cellular services decreased from $5.7 million in 2004 to $1.6 million in 2005, or 71.9%. This decrease was due to the decline in revenues. As a percentage of total revenues from our cellular services, cost of revenues decreased from 72.3% in 2004 to 75% in 2005.

Operating expenses

Research and development

        Research and development expenses increased from $2.0 million in 2004 to $2.8 million in 2005, or 38.5%. This increase was due to the hiring of additional personnel in Telematics Wireless in 2005. As a percentage of total revenues, research and development expenses increased from 2.6% in 2004 to 3.1% in 2005.

Selling and marketing

        Selling and marketing expenses increased from $4.1 million in 2004 to $4.9 million in 2005, or 19.5%. This increase was due to additional advertising expenses in Brazil and Argentina for the principal purpose of increasing our brand recognition in such markets. As a percentage of total revenues, selling and marketing expenses increased from 5.2% in 2004 to 5.4% in 2005.

General and administrative

        General and administrative expenses increased from $11.7 million in 2004 to $14.9 million in 2005, or 27.3%. This increase was due to an additional $0.5 million of bonus payments to senior management, one time expense of $0.3 million due to options that were granted to our two Co-CEO’s, an increase in salary expenses of $1 million as a result of the hiring of additional employees, mainly in Brazil and Argentina and a one time expenditure of $0.3 million on an event marking our tenth anniversary. As a percentage of total revenues, general and administrative expenses increased from 15.0% in 2004 to 16.6% in 2005.

Operating income

        Total operating income increased from $18.3 million in 2004 to $19.9 million in 2005, or 8.7%. This increase consisted of $2 million increase in our location-based services segment, a $0.6 million increase in our wireless communications products segment, which was partially offset by a $1 million decrease from our cellular services.

Location-based services segment

        Operating income in our location-based services segment increased from $11.0 million in 2004 to $13 million in 2005, or 18.2%. This increase was primarily due to an increase in our revenues from $36.5 million in 2004 to $44.1 million in 2005 and a decline in cost of revenues as a percentage of revenues for this segment from 35.4% in 2004 to 34% in 2005.

Wireless communications products segment

        Operating income in our wireless communications products segment increased from $6.0 million in 2004 to $6.6 million in 2005. This increase was primarily due to an increase in revenues for this segment of $10.3 million and an increase in cost of revenues of $7.7 million (as a percentage of revenues from 69.4% in 2004 to 70.7% in 2005). This increase was partially offset by additional research and development costs.

Other

        Operating income from our cellular services declined from $1.2 million in 2004 to $0.2 million in 2005, or 83%. This decline was due to the expiration and the non-renewal of our agreement with Partner Communications as of March 31, 2005.

Financing expenses (income), net

        Financing expenses, net, decreased from $2.1 million expenses in 2004 to $0.9 million income in 2005 or 143%. This increase was due to exchange rate differences on the principal of our NIS-denominated loans that resulted in a $1.4 million gain in 2005 compared to a $0.1 million loss in 2004 and to a decrease in our interest expenses. Our interest expenses decreased from $1.2 million in 2004 to $0.5 million in 2005 or 58.3% and an increase in the results of forward exchange derivative transactions that we entered into that did not qualify for hedge accounting under FAS No. 133, from a loss of $0.7 million in 2004 to a gain of $0.1 million in 2005.

Taxes on income

        Taxes on income increased from $4.4 million in 2004 to $5.3 million in 2005, or 20.4%. This increase was primarily due to the increase in our taxable income over such period. Total income tax expense in 2004 was 27.3% of pre-tax income, while in 2005 it was 25.4% of pre-tax income. This decrease is primarily due to the application of certain Israeli government tax incentives to a business operation in Telematics Wireless that qualified as an “approved enterprise” under Israeli law, and a decrease in the applicable income tax rate in Israel from 35% in 2004 to 34% in 2005.

Analysis of our Operation Results for the Year ended December 31, 2004 as compared to the year ended December 31, 2003

Revenues

        Total revenues increased from $64.1 million in 2003 to $77.9 million in 2004, or 21.6%. This increase consisted of $4.4 million from subscription fees from our location-based services and $9.9 million from sales of our wireless communications products. This increase was partially offset by a decline of $0.6 million in sales of our cellular services.

Location-based services segment

        Revenues in our location-based services segment increased from $32.1 million in 2003 to $36.5 million in 2004, or 13.9%. This increase was primarily due to an increase in the number of our Brazilian and Argentine subscribers, from approximately 64,000 at December 31, 2003 to approximately 111,000 at December 31, 2004, or 73.4%.

Wireless communications products segment

        Revenues in our wireless communications products segment increased from $23.5 million in 2003 to $33.5 million in 2004, or 42.2%. This increase was primarily due to an increase in sales of our AVL products, which resulted from an increase in our subscriber base and an increase in sales of our AMR and RFID products to Arad Technologies and Derech Eretz, respectively.

Other

        Revenues from our celluar services decreased from $8.5 million in 2003 to $7.9 million in 2004, or 6.4%. This decrease was due to the decline in revenues from sales of pre-paid phone cards.

Cost of revenues

        Total cost of revenues increased from $37.4 million in 2003 to $41.9 million in 2004, or 11.9%. This increase consisted of an increase of $0.7 million in our location-based services segment and $4.2 million in our wireless communications products segment. This increase was partially offset by a decline of $0.4 million in sales of our cellular services. As a percentage of total revenues, cost of revenues decreased from 58.4% in 2003 to 53.8% in 2004.

Location-based services segment

        Cost of revenues for our location-based services segment increased from $12.3 million in 2003 to $12.9 million in 2004, or 5.6%. This increase was primarily due to the significant increase in our subscriber base. As a percentage of total revenues for this segment, cost of revenues declined from 38.2% in 2003 to 35.4% in 2004, primarily due to our ability to increase our subscribers without a commensurate increase in related costs.

Wireless communications products segment

        Cost of revenues for our wireless communications products segment increased from $19.1 million in 2003 to $23.2 million in 2004, or 21.8%. This increase was primarily due to increased sales of our AVL products, including PAL, as well as a significant increase in sales of our AMR and RFID products. As a percentage of total revenues for this segment, cost of revenues declined from 81.1% in 2003 to 69.4% in 2004. This decline was due to an increase in the proportion of sales of our higher-margin AMR and RFID products in the Israeli and US markets in 2004 and a one-time write-off of inventory for discontinued products in 2003 in the amount of $1.1 million.

Other

        Cost of revenues from our cellular services decreased from $6.1 million in 2003 to $5.7 million in 2004, or 6.5%. This decrease was due to the decline in revenues. As a percentage of total revenues from our cellular services, cost of revenues decreased slightly, from 72.4% in 2003 to 72.3% in 2004.

Operating expenses

Research and development

        Research and development expenses increased from $1.7 million in 2003 to $2.0 million in 2004, or 19.4%. This increase was due to the hiring of additional personnel in Telematics Wireless in 2004. As a percentage of total revenues, research and development expenses remained constant at 2.6%.

Selling and marketing

        Selling and marketing expenses increased from $2.9 million in 2003 to $4.1 million in 2004, or 41.1%. This increase was due to additional advertising expenses in Brazil and Argentina for the principal purpose of increasing our brand recognition in such markets. As a percentage of total revenues, selling and marketing expenses increased from 4.5% in 2003 to 5.2% in 2004.

General and administrative

        General and administrative expenses increased from $11.4 million in 2003 to $11.7 million in 2004, or 2.2%. This increase was due to an additional $0.6 million of bonus payments to senior management that was partially offset by a decrease of $0.3 million in the allowance for doubtful accounts and a decrease of $0.1 million in royalty payments for our use of the name “Tadiran.” As a percentage of total revenues, general and administrative expenses decreased from 17.9% in 2003 to 15.0% in 2004.

Operating income

        Total operating income increased from $10.3 million in 2003 to $18.3 million in 2004, or 77.6%. This increase consisted of $1.1 million increase in our location-based services segment, a $6.6 million increase in our wireless communications products segment, and a $0.3 million increase from our cellular services.

Location-based services segment

        Operating income in our location-based services segment increased from $9.9 million in 2003 to $11.0 million in 2004, or 11.1%. This increase was primarily due to an increase in our revenues from $32.1 million in 2003 to $36.5 million in 2004 and a decline in cost of revenues as a percentage of revenues for this segment from 38.2% in 2003 to 35.4% in 2004.

Wireless communications products segment

        Operating income in our wireless communications products segment increased from negative $0.6 million in 2003 to $6.0 million in 2004. This increase was primarily due to an increase in revenues for this segment of $9.9 million and a decline in cost of revenues as a percentage of revenues from 81.1% in 2003 to 69.4% in 2004 and to a write-off of inventory in the amount of $1.1 million in 2003. This increase was partially offset by additional research and development costs.

Other

        Operating income from our cellular services increased from $0.9 million in 2003 to $1.2 million in 2004, or 29.0%. This increase was due to the sale of a higher margin product in 2004.

Financing expenses, net

        Financing expenses, net, increased from $0.6 million in 2003 to $2.1 million in 2004 or 234.3%. This increase was due to exchange rate differences on the principal of our NIS-denominated loans that resulted in a $0.1 million loss in 2004 compared to a $2.9 million gain in 2003 and to an increase in our interest expenses. Our interest expenses increased slightly from $1.1 million in 2003 to $1.2 million in 2004 or 14.8%, despite a reduction in the outstanding principal amount of our loans, as a result of the continued appreciation of the NIS against the dollar. This increase was partially offset by differing results of forward exchange derivative transactions that we entered into that did not qualify for hedge accounting under FAS No. 133, from a loss of $2.3 million in 2003 to a loss of $0.7 million in 2004.

Taxes on income

        Taxes on income increased from $3.4 million in 2003 to $4.4 million in 2004, or 29.4%. This increase was primarily due to the increase in our taxable income over such period. Total income tax expense in 2003 was 35.3% of pre-tax income, while in 2004 it was 27.3% of pre-tax income. This decrease is primarily due to the application of certain Israeli government tax incentives to a business operation in Telematics Wireless that qualified as an “approved enterprise” under Israeli law.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

        Although we report our consolidated financial statements in dollars, in 2004 and 2005, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2004 and 2005, we derived approximately 45.6% and 48.9% of our revenues in dollars, 33.3% and 20.4% in NIS, 15.8% and 23.3% in Brazilian Reals and 5.3% and 7.4% in Argentine Pesos, respectively. In fiscal years 2004 and 2005, 43.5% and 44.2% of our expenses were incurred in dollars, 41.5% and 35.2% in NIS, 11.2% and 15.5% in Brazilian Reals and 3.8% and 5.1% in Argentine Pesos, respectively.

        Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2005, accumulated other comprehensive income increased by $0.9 million compared to the year 2004. In 2004, accumulated other comprehensive income decreased by $0.2 million compared to the year 2003. In 2003, accumulated other comprehensive income increased by $0.5 million compared to the year 2002. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

        The fluctuation of the other currencies in which we incur our expenses or generate revenues against the NIS or the dollar has had the effect of increasing or decreasing (as applicable) reported revenues, cost of revenues and operating expenses in such foreign currencies when converted into dollars from period to period. The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and operating income for the periods indicated:

	Year Ended December 31,
	2002		2003		2004		2005
	Actual	At 2001 exchange rates(1)	Actual	At 2002 exchange rates(1)	Actual	At 2003 exchange rates (1)	Actual	At 2004 exchange rates(1)
	(In thousands)

Revenues	$49,691	$53,146	$64,071	$63,440	$77,926	$77,263	$90,126	$86,653
Gross profit	18,858	17,102	26,623	26,947	36,038	35,895	42,540	40,761
Operating income	4,279	483	10,286	10,929	18,263	18,370	19,922	19,065

(1)	Based on average exchange rates during the period.

        Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under FAS No. 133, the results of which are reflected in our income statements as revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, gross profit and operating income to fluctuate.

        In addition, due to increased fluctuations in the exchange rate of the US dollar vis-a-vis the Israeli Shekel in 2002, in December 2002 we commenced acquiring derivative financial instruments in order to convert currency fluctuation risks related to our US dollar denominated loans from the US dollar to other currencies which we thought would be more stable. We do not anticipate entering into such transactions in the future unless we incur significant debt in currencies that are different from the functional currency of the entity within our group incurring such debt, and any decision to enter into such transactions will require the approval of our Board of Directors and will only be made after consulting with our advisors. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and are reflected in financing expenses, net. As of June 2005, we have no more open positions on such derivative financial instruments and any remaining effects on our financial results from such derivative financial instruments are reflected in our financial results for the second quarter of 2005 and will not affect our results of operations for any subsequent period.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Since our inception, we funded our operations primarily from cash generated from operations, borrowings under our credit facilities with banks, proceeds from the initial public offering of our ordinary shares in Israel and the proceeds received from other public or private sales of our equity and debt instruments. In 2004 and 2005, we had $4.6 million and $58.4 million in cash and marketable securities and $2.5 million and $61 million in working capital, respectively. In addition, in 2004 and 2005, we had $10.1 million and $3.5 million, respectively, of outstanding long-term borrowings from banks, of which $6.5 million and $3.1 million, respectively, were current, in 2004 and 2005, we also had $1.5 million and 1.1 million, respectively, available to us under existing lines of credit of which we were utilizing $0.1 million and $0.2 million, respectively. Our long-term loans are secured by liens on all of our assets and properties in Israel.

        We believe that our cash flow from operations, availability under our lines of credit and cash and marketable securities will be adequate to fund our capital expenditures, contractual commitments and other demands and commitments for the foreseeable future as well as for the long-term. We believe that cash flow generated from operations and cash available to us from our credit facilities and the use of proceeds of the initial public offering of our shares in the USA, will be sufficient to cover future expansion of our various businesses into new geographical markets or new products, as currently contemplated and as we describe below. However, if existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek financing elsewhere by selling additional equity or debt securities or by obtaining additional credit facilities.

        We had long-term liabilities in 2004 and 2005 of $4.3 million and $4.5 million, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $2.9 million and $3.0 million in 2004 and 2005, respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

        As of December 31, 2005, we had outstanding capital notes. The holder of these capital notes and the Company are currently involved in legal proceedings over the terms of the notes. We believe that these notes may only be converted into approximately 2,802 of our ordinary shares (pre-split) and are not otherwise required to be repaid by us. The holder of these notes has made various alternative demands including the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses) and the payment of a cash amount equal to the amount obtained by multiplying 1,172,154 of our ordinary shares (pre-split) by the highest trading price of our ordinary shares between the maturity date and the date of a court decision, plus interest and expenses. Although we cannot predict the outcome of the litigation proceedings at this time, if the holder of these notes prevails, the award of damages could result in significant costs to us. See Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

        On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount equal to 25% of our net profits, calculated based on our financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is proposed to be paid. Pursuant to such policy, we distributed NIS 11.8 million (approximately, $2.7 million) on April 28, 2005 and NIS 17.6 million (approximately, $3.8 million), on April 4, 2006.

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2005	2004	2003
	(In thousands)

Net cash provided by operating activities	$17,758	$17,674	$15,787
Net cash used in investing activities	(4,893)	(2,910)	(2,214)
Net cash provided by (used in) financing
activities	41,255	(14,142)	(11,090)
Effect of exchange rate changes on cash and cash
equivalents	(295)	64	108

Net increase in cash and cash equivalents	$53,825	$686	$2,591

Years ended December 31, 2005, December 31, 2004 and December 31, 2003

Net cash provided by operating activities

Our operating activities provided cash of $15.8 million in 2003, $17.7 million in 2004 and $17.8 million in 2005. The increase in cash from operations in 2005 was primarily due to an increase in accounts receivable of $4.9 million in 2005, compared to an increase of $3 million in 2004, which is attributed to an increase in our revenues, decrease in deferred income taxes in the sum of $0.3 million in 2005 compared to a decrease of $1.2 million in 2004 resulting from an increase in the profit before tax in some of our subsidiaries, increase in accounts payable of $0.5 million in 2005 compared to $2.6 million in 2004 resulting from a material increase in inventories in 2004 due to our decision to increase the levels of inventories in light of increasing sales activity mainly in Brazil and Argentina in 2004, increase in deferred revenues of $0.3 million in 2005 compared to an increase of $1 million in 2004 resulting mainly from increased level of activity of providing services in Brazil to private subscribers paying a monthly service fee as opposed to some insurance companies paying subscription fees in advance.

The increase in cash from operations in 2005 was partially offset by an increase in inventory of $0.3 million in 2005 compared to an increase in inventories of $1.3 million in 2004 which was due our decision to increase the levels of inventories in light of expected growth of sales of our products in Brazil and Argentina and an increase in other current liabilities of $3.2 million in 2005 compared to an increase of $1.9 million in 2004, resulting mainly from an increase in tax liabilities.

        The increase in cash from operations in 2004 was primarily due to an increase in net income of $5.4 million, an increase in accounts payable of $2.6 million, compared to a decrease of $0.8 million in 2003, resulting from our decision to increase our inventories due to increasing levels of sales, an increase in other current liabilities of $1.9 million, compared to an increase of $2.0 million in 2003, resulting from tax liabilities, and an increase in exchange differences on principal of deposits and loans of $0.4 million, compared to a decrease of $0.8 million in 2003. This increase in cash from operations was partially offset by an increase in inventories of $1.3 million, compared to a decrease of $3.6 million in 2003, resulting from expected growth in the sale of our products in Brazil and Argentina and an increase in accounts receivable of $3.0 million, compared to an increase of $0.6 million in 2003, resulting from the sale of our RFID products to Derech Eretz and an increase in the sale of our AVL products in Brazil.

Net cash used in investing activities

        Our investing activities used cash of $4.9 million in 2005 primarily due to the purchase of property and equipment and purchase of intangible assets and minority interest for $4.3 million and an increase in funds with respect to employee rights upon retirement of $0.3 million. Our investing activities used cash of $2.9 million in 2004 primarily due to the purchase of property and equipment for $2.4 million and an increase in funds with respect to employee rights upon retirement of $0.4 million. Our investing activities used cash of $2.2 million in 2003, primarily due to the purchase of property and equipment for $2.3 million and proceeds from the sale of property and equipment for $0.1 million.

Net cash provided by (used in) financing activities

        Our financing activities provided cash of $41.3 million in 2005 primarily from issuance of capital shares of $50 million which was partially offset by repayment of our short-term and long-term loans totaling $6.1 million and a dividend payment of $2.7 million paid during such period. Our financing activities used cash of $14.1 million in 2004 primarily for repayment of our short-term and long-term loans totaling $23.6 million and a dividend payment of $1.3 million paid during such period which was partially offset by the incurrence of new loans totaling $9.4 million. Our financing activities in 2003 used cash of $11.1 million primarily for repayment of our short-term and long-term loans totaling $16.2 million, which was partially offset by the incurrence of new long-term loans totaling $5.1 million.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        All of our research and development activities take place in Israel. Our Research and Design department is currently working on expanding our AMR product lines to include fixed area network systems and to adapt the Dialog 3G product lines for the electrical power and natural gas meter industry. Expenditures for research and development activities engaged by us were approximately US$ 2.8 million in 2005, US$ 2.0 million in 2004 and US$1.7 million in 2003.

D.	TREND INFORMATION

        Please see Item 4.A. – History and Development of the Company” and Item 4.B. – “Business Overview” above for trend information.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We do not have off-balance sheet arrangements (as such term is defined in Item E(2) of the Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	TABULAR DISCLOSRE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2005:

	Payments due by period
Contractual obligations(1)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands)

Operating leases	3,511	947	1,273	794	497
Long-term loans	3,454	3,119	335	--	--

Total	6,965	4,066	1,608	794	497

(1)     We may have to commence paying royalties at the rate of 3% with respect to revenues derived from services provided and products sold in Brazil and Argentina pursuant to the terms of royalty provisions in some of our license agreements with Teletrac if we elect to retain our exclusive rights in these countries.

G.	SAFE HARBOR

        The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward looking information provided in Items 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following persons are our directors, senior management and employees upon whose work we are dependent:

Name(1)	Age	Position

Izzy Sheratzky	60	Chairman of the Board of Directors
Yehuda Kahane	62	Director
Ron Benjamin(1)	74	Director
Avner Kurz	53	Director
Amos Kurz	50	Director
Yigal Shani	62	Director
Eyal Sheratzky	38	Co-Chief Executive Officer and Director
Nir Sheratzky	34	Co-Chief Executive Officer and Director
Gil Sheratzky	29	Director
Yoav Kahane	32	Director
Orna Ophir(1)	56	Director
Israel Baron(1)	53	Director
Eli Kamer	40	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	41	General Counsel
Eddy Kafry	54	President & Chief Executive Officer of Telematics Wireless

(1)	Member of our audit committee and an independent director under the Nasdaq National Market listing requirements.

        Izzy Sheratzky is a co-founder of our company and has served as the Chairman of our Board of Directors, which in our company constitutes both an officer and director position, ever since our company was acquired from Tadiran in 1995. Until 2003, Mr. Sheratzky also served as our Chief Executive Officer. Mr. Sheratzky also serves as the Chairman of the Board of Directors of Telematics Wireless, Moked (1973) Investigations Company Ltd., Moked Services, Information and Investments Ltd., and Moked Ituran. He also serves as a director in Tikal Document Collection Ltd. Mr. Sheratzky is the father of Eyal, Nir and Gil Sheratzky.

        Yehuda Kahane is a co-founder of our company and has served as a director since its acquisition from Tadiran in 1995. Professor Kahane is a full-time professor at the Faculty of Management, Tel Aviv University. Professor Kahane founded and served as the first Dean of the Israeli Academic School of Insurance until 2000. In addition, he was the co-founder and co-owner of the managing firm of the first balanced pension fund in Israel, Teshura, a co-owner of the technological incubators Weizman, Ofakim and Katzrin, and is involved in the formation, seed investment and management of start-up companies. Professor Kahane serves as an actuarial consultant to various companies and organizations. and has been providing financial consulting services to our company since 1998. Professor Kahane also serves as a director of Telematics Wireless and of Moked Ituran. He is a director in Tachlit Investment House Ltd. and Capital Point Ltd. and in a large number of private technological companies unrelated to us. He is the chairman of an association for the visually impaired of Hertzelia and Sharon District and a board member of the umbrella organization for the visually impaired in Israel. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem. He is the father of Yoav Kahane.

        Ron Benjamin has served as a director of our company since its acquisition in 1995 and serves as a member of our audit committee. Mr. Benjamin also serves as Co-Chief Executive Officer and director of Moked (1973) Investigations Company and Moked Services, Information Management and Investments and as a director of Moked Ituran and of Tikal Document Collection.

        Avner Kurz has served as a director of our company since its acquisition in 1995. Mr. Kurz is the Chairman and director of F.K. Generators & Equipment Ltd. and serves as a Chief Executive Officer of Teleran Holding, our subsidiary in Brazil. Mr. Kurz also serves as a director of Telematics Wireless, El-Ram, Moked Ituran, Totam Plus, Expandis and several other private companies abroad. Mr. Kurz is the brother of Amos Kurz.

        Amos Kurz has served as a director of our company since its acquisition in 1995. Mr. Kurz also serves as a director of Telematics Wireless, and as Chief Executive Officer and director of F.K. Generators & Equipment. Mr. Kurz is the brother of Avner Kurz.

        Yigal Shani has served as a director of our company since its acquisition in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998), Ltd., which provides insurance services to our company. Mr. Shani also serves as a director of Gir Magen.

        Eyal Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, he served as an alternate Chief Executive Officer of our company in 2002 and as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Telematics Wireless, Ituran Network and Ituran Cellular Communication. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from Kellogg University. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Nir and Gil Sheratzky.

        Nir Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, Mr. Sheratzky served as alternate Chief Executive Officer of our company from 1995 to 2003. Mr. Sheratzky is also a director of Telematics Wireless and of Moked Ituran. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky, the brother of Eyal and Gil Sheratzky.

        Gil Sheratzky has served as a director of our company and as our advertising officer since 2003. Prior to such date, he worked in our control center during the years 2000 and 2001, and during the years 2001 and 2002, he worked in an advertising agency. Mr. Sheratzky holds a BA degree in Business Management from the Interdisciplinary Center, Herzlya. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Eyal and Nir Sheratzky.

        Yoav Kahane has served as director of our company since 1998 and also serves as a director of Telematics Wireless. Since January 2006, Mr. Kahane serves as SBU Manager of Enzymotec Ltd. – a biotechnology company. Prior to that, during the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. Prior to that date, during the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane has been providing consulting services to our company since 2004. Mr. Kahane holds BSc degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Kahane.

        Orna Ophir has been serving as an external director of our company since 2003 and is a member of our audit committee. Dr Ophir has been serving as Medical Director of Assuta hospitals in Israel since November 2004 and as Chief Executive Officer of the Golden Tower Hospital (Bat Yam, Israel) since 2001. Prior to such date, Dr Ophir served as Executive Vice President of Assuta Hospital (Tel Aviv, Israel) during the years 1997 to 2000. In addition, Dr Ophir is a director of Macabi Health Services, one of the principal health providers in Israel. Dr Ophir holds MD and MBA degrees from Tel Aviv University.

        Israel Baron has been serving as an external director of our company since 2003 and is a member of our audit committee. Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to such date, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting.

        Eli Kamer has served as Executive Vice President, Finance and Chief Financial Officer of our company since 1999, after serving as its Finance Department Manager since 1997. Prior such date, Mr. Kamer worked as an accountant in Fahn Kanne & Co., our independent auditors. Mr. Kamer is a CPA and holds a BA degree in Business Administration from the Israel College of Management and an MBA degree in business administration from Bar Ilan University.

        Guy Aharonov has served as our in-house legal counsel since 1999. Prior to joining our company, he has worked as an attorney in Cohen Lahat & Co. Mr. Aharonov holds LLB and LLM degrees from Tel Aviv University.

        Eddy Kafry is President and Chief Executive Officer of Telematics Wireless. Mr. Kafry worked for Tadiran Ltd. until 1989 in the development of various weapon systems. He then spent five years with Kollsman leading the development and engineering of the Night Targeting System for the USMC AH-1W “Cobra” Attack Helicopter. In 1995 Mr. Kafry founded Telematics Wireless within Tadiran. He has served as President and Chief Executive Officer since then. He holds a BSc degree from the Israel Institute of Technology.

        Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. Our independent directors who also qualify as external directors under the Israeli Companies Law, Orna Ophir and Israel Baron, are serving three-year terms in accordance with Israeli law. In April 2006 our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2009) under the same terms of the initial term of office.

B.	COMPENSATION

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2005 was approximately $15,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings.

        The aggregate compensation paid to our Co-Chief Executive Officers in 2005 was $702,000. Our four highest paid officers in 2004, other than our Co-Chief Executive Officers, were the active Chairman of our Board of Directors, who was paid $1,275,000 in 2005, and our Vice President, Finance, IT and Systems Operation, our Purchase and Logistics Manager, who were paid $145,000, $132,000 and $120,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2005 was $2,899,000. In 2005, we also paid an aggregate amount of $40,000 to a director for services provided to us and employment compensation in an aggregate amount of $153,000 to three directors who are our employees but are not Ituran officers. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2005, we set aside $198,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits. All numbers in this paragraph are rounded to the nearest thousand.

        Messrs. Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky provide their services as Chairman of our Board of Directors and Co-Chief Executive Officers, respectively, as independent contractors pursuant to services agreements between the company and A. Sheratzky Holdings Ltd., a company controlled by Izzy Sheratzky. See Item 7.B. – “Related Parties Transactions” under the caption “Transactions with Related Parties” below.

        The compensation paid to Mr. Izzy Sheratzky included a bonus in an amount equal to 5% of our profits before tax (including the share of affiliated companies net and minority interests in (income) loss of subsidiaries), on a consolidated basis, based on our audited consolidated financial statements for the relevant year, to which Mr. Izzy Sheratzky is entitled pursuant to his services agreement with the company. The compensation paid to each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, includes a bonus in an amount equal to 1% of our profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year, granted pursuant to a resolution of our Board of Directors from January 2004. See Item 7 – “Related Parties Transactions” under the caption “Transactions with our directors and principal officers” below.

        As of the date of this report, our executive officers and directors held options to purchase an aggregate of 230,889 of our ordinary shares. The exercise price of each option is NIS 1 and each option is fully vested and exercisable into three ordinary shares, par value of NIS 0.33 1/3 each.

        We do not have any agreements with directors providing for benefits upon termination of their respective employment.

Shareholders Agreement and Articles of Association of Moked Ituran

        On May 18, 1998, a shareholders agreement was entered into between Moked Ituran Ltd. and each of Moked’s shareholders, Moked Services, Information, Management and Investments Ltd. (38%), F.K. Generators and Equipment Ltd. (26%), Yehuda Kahane Ltd. (26%), Gideon Ezra, Ltd. (2.5%), T.S.D. Holdings Ltd. (3.75%) and G.N.S. Holdings Ltd. (3.75%). On May 18, 1998, Moked’s articles of association were amended to incorporate some of the provisions of the shareholders agreement as well as other provisions governing the relationship of its shareholders. The Moked articles were amended again on September 6, 2005 to correspond to an amendment to the shareholders agreement that was entered into on such date.

        Gideon Ezra, Ltd. is a company controlled by Gideon and Hanna Ezra with each owing 50% of the capital stock of such company. Moked Services, Information, Management and Investments is a company owned by A. Sheratzky Holdings Ltd. (a company controlled by Izzy Sheratzky) (66.6%) and Benjamin Ron (2003) Ltd. (a company controlled by Ron Benjamin) (33.3%). F.K. Generators and Equipment is a company controlled by Perfect Quality Trading Ltd. (51%), a company owned by Avner Kurz and Amos Kurz in equal parts. Yehuda Kahane Ltd. is a company owned by Professor Kahane and Rivka Kahane. T.S.D. Holdings is a company controlled by Efraim Sheratzky. G.N.S. Holdings is a company controlled by Yigal Shani.

The shareholders agreement (as amended) and Moked’s amended articles of association provide as follows:

■	Prior to the time a shareholders meeting of our company takes place, a separate meeting of the shareholders of Moked will be convened.

■	At the Moked shareholders meeting, all matters included in our meeting’s agenda will be discussed and voted on.

■	The required quorum in the Moked meeting will be any number of the shareholders actually present. The resolutions will be adopted by a majority of the votes present and voting is based on the relative shareholdings in Moked, with the exception of Moked Services, Information, Management and Investments, which is entitled to 41.5% of the voting rights, thereby decreasing the voting rights of F.K. Generators and Equipment to 22.5% on the vote of any matter other than issues in which Izzy Sheratzky has a direct or indirect interest.

■	With respect to director elections, every Moked shareholder holding at least 3.5% of Moked’s shares is entitled to designate one director in our annual shareholders meeting. Each Moked shareholder holding over 10% of Moked’s shares may nominate an additional director for every additional 10% of Moked shares held by him or her in excess of the initial 10%. For the purpose of nominating additional directors, shareholdings may be aggregated.

■	As discussed in “Board of Directors” in Item 6.C – “Board Practices” below, our directors (excluding the external directors) are divided into three classes as follows: class A – Amos Kurz, Yoav Kahane, Eyal Sheratzky and Yigal Shani (with their term of office expiring in 2007), class B – Yehuda Kahane, Avner Kurz and Nir Shertazky (with their term of office expiring in 2008); and class C –Gil Sheratzky, Ron Benjamin and Izzy Sheratzky (with their term of office expiring in 2009).

■	Upon the expiration of the term of office of our class A directors, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), Yehuda Kahane Ltd., provided it holds at least 20% of the voting rights, F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, and Yigal Shani or G.N.S. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class A. Upon the expiration of the term of office of the directors in class B, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), and Yehuda Kahane, provided it holds at least 20% of the voting rights, and F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, shall be entitled to require Moked to appoint one director to class B. Upon the expiration of the term of office of the directors in class C, (i) Moked Services, Information and Investment, provided it holds at least 36.5% of the voting rights shall be entitled to require Moked to appoint two directors and (ii) Efraim Sheratzky or T.S.D. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class C.

■	Moked has agreed to vote all of its shares at our shareholders meetings in accordance with the resolutions adopted at the Moked shareholders meeting or, with regard to director elections, as described above. In the event of a tie with respect to a certain issue, Moked has agreed to vote its shares against the relevant resolution at our shareholders meeting.

■	Moked’s shareholders have a right of first refusal on any sale of our shares by Moked. This right does not apply to open market sales by Moked of up to 2% of the issued share capital of our company in any given calendar year.

■	According to Moked’s articles of association, each of the shareholders of Moked may direct Moked to dispose of a portion of Moked’s holdings in our company that corresponds to such shareholders’ proportional holdings in Moked and to distribute the proceeds of such disposition to such directing shareholders.

This shareholders agreement is in effect only for as long as Moked holds at least 20% of our issued and outstanding share capital. We expect Moked to continue to hold at least 20% of our issued and outstanding share capital following the consummation of this offering.

C.	BOARD PRACTICES

Board of Directors

        Currently, pursuant to our articles of association as presently in effect, our Board of Directors consists of twelve directors, including two external directors in accordance with Israeli law and three independent directors in accordance with the listing requirements of the Nasdaq National Market. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected and may in certain circumstances be removed by the majority of our shareholders. Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. The term of office of the directors assigned to class A will expire at our annual meeting of shareholders to be held in 2007, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the annual meeting of shareholders to be held in 2008, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the annual meeting of shareholders to be held in 2009, and at each third succeeding annual meeting thereafter. This classification of the Board of Directors may delay or prevent a change of control of our company or in our management. The external directors, under Israeli law, serve a three-year term which may be extended for an additional term of three years. Our directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire. External directors may be removed from office pursuant to the terms of the Israeli Companies Law, 5759 – 1999, which we refer to as the Israeli Companies Law. See “External directors” below.

        Pursuant to the Israeli Companies Law, our chairman convenes and presides over the meetings of the Board. In addition, any two directors may convene a meeting of the Board of Directors. A quorum consists of a majority of the members of the Board, and decisions are taken by a vote of the majority of the members present. Our articles of association provide that such quorum will in no event be less than two directors.

        The Israeli Companies Law provides that an Israeli company may, under certain circumstances, exculpate an office holder from liability with respect to a breach of fiduciary duties.

        We are incorporated in Israel and in addition to being listed on the Nasdaq National Market, we are also listed on the Tel Aviv Stock Exchange, and therefore subject to various corporate governance requirements pursuant to Israeli law relating to external directors, our audit committee and our internal auditor.

External directors

        Under Israeli law, the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors must be elected by the vote of a majority of the shares present and voting at a shareholders meeting provided that either:

■	such majority includes at least one-third of the shares held by all non-controlling shareholders present and voting at such meeting; or

■	the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders must not exceed 1.0% of the shares whose holders are entitled to vote at any meeting of shareholders.

        External directors are elected to serve an initial term of three years and may be reelected to serve in that capacity for an additional three years. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for their appointment or violating the duty of loyalty to the company. If all directors are of the same sex, the next external director elected must be of the other sex. Each committee of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Israeli law regulating the compensation of external directors prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law.

        Israeli law provides that a person is not qualified to serve as an external director if, at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person’s control has had any affiliation or business relationship with the company, any entity controlling the company or an entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by any entity controlling the company. In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director. Until the lapse of two years after termination of an external director’s membership on a board of directors, such company may not engage an external director to serve as an executive officer or director and cannot employ or retain that person to provide paid professional services, whether directly or indirectly.

        Dr. Ophir and Mr. Baron have been elected as our external directors through 2006, and were re-elected by our shareholders for one additional three-year term expiring June 2009.

Audit committee

        Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must comprise of at least three directors, including all of the external directors. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of such person.

        Our Board of Directors has formed an audit committee that is empowered to exercise the powers of the Board of Directors for our accounting, reporting and financial control practices. The members of the audit committee are Dr. Orna Ophir and Messrs. Israel Baron and Ron Benjamin. Our Board of Directors has determined that Mr. Israel Baron is the committee’s “financial expert,” as such term is defined by the rules of the Nasdaq National Market and the Securities and Exchange Commission.

Compensation committee

        Our Board of Directors has appointed a Compensation Committee, pursuant to the listing requirements of the Nasdaq National Market. The members of the Compensation Committee are Orna Ophir, Israel Baron and Ron Benjamin. The Compensation Committee of our Board of Directors recommends the review and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. Our Board of Directors has determined that each member of the Compensation Committee is independent.

Internal auditor

        The board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be:

■	a person (or a relative of a person) who holds more than 5% of the company's shares;

■	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

■	an executive officer, director or other affiliate of the company; or

■	a member of the company's independent accounting firm.

        The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor is Simon Yarel, CPA.

The Sarbanes-Oxley Act of 2002 and the Nasdaq National Market listing standards

        The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, Nasdaq has recently adopted amendments to its requirements for companies that are listed on the Nasdaq National Market. Nasdaq Marketplace Rule 4350 was amended to permit foreign private issuers, such as us, to follow certain home country corporate governance practices without the need to seek an individual exemption from Nasdaq.

        In reliance upon Nasdaq Marketplace Rule 4350(a)(1), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of its board of directors be independent, as defined in Marketplace Rule 4350(c), (ii) an audit committee comprised solely of members who are able to read and understand fundamental financial statements as required by Nasdaq Marketplace Rule 4350(d)(2) or (iii) a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4). As a result, we have elected to follow Isreali law regarding independence requirements of our Board of Directors and the composition of our Board of Directors will remain as is. See “External directors” above. Similarly, we have elected to follow Israeli law with regard to the composition of our existing audit committee, which has three independent (as defined in Marketplace Rule 4350(c)) members, two of whom are “external directors” under the Israeli Companies Law and meet the requirements of Nasdaq Marketplace Rule 4350(d)(2) and at least one of which meets the requirement of the Directive of the Israel Securities Authority that one non-employee member has “financial and accounting skills” to, among other things, understand, on a high level, matters relating to business, accounting, internal auditing and financial statements. See also “Audit Committees” above. In addition, our Board of Directors will not appoint a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4) and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, Board of Director members (other than the External Directors) are nominated by our Board of Directors, as is the custom in Israel. By law, shareholders holding at least 1% of a company’s voting rights may nominate directors and our company complies with this law. External Directors are nominated by the board of directors and must be elected at the shareholders general meeting that must approve them by a majority and in addition, either (i) one third of the non-controlling shareholders participating in such vote have voted for such External Directors; or (ii) the shareholders opposing such nomination that are not controlling shareholders must not represent in excess of 1% of the total voting rights in the company.

D.	EMPLOYEES

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2005	2004	2003

By area of activity:
Control Center	195	206	193
Research and Development	36	28	23
Sales and Marketing	62	47	36
Technical support and IT	100	102	77
Finance, Administration and Management	259	148	130
Private enforcement and operations	130	120	66
Total	782	651	525
By geographic location (out of total):
Israel	397	387	359
Brazil	222	125	86
Argentina	138	115	55
United States	25	24	25
Total:	782	651	525

        We consider our relations with our employees to be satisfactory and have no ongoing major labor disputes or material labor-related litigation. Our employees are subject to local labor laws and regulations, which in some countries are more stringent than others. Some of our senior executives also have employment agreements that may grant them rights in excess of those provided by the applicable laws.

Israel

        Our employees in Israel are subject to Israeli labor laws and regulations and employment customs. The applicable labor laws and regulations principally concern matters such as paid annual vacation, paid sick days, length of the workday, payment for overtime and severance pay. Israeli law generally requires severance pay equal to one month’s salary for each year of employment upon retirement or death of an employee or termination of employment without cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance.

        In addition, the provisions of a special collective agreement between our subsidiary, Telematics Wireless, the Histadrut (the General Federation of Labor in Israel) and the workers’ representatives are applicable to some of the employees of Telematics Wireless. This agreement includes the following provisions:

■	Telematics Wireless is obligated to share its profits with its employees each year, based on a formula that takes into consideration Telematics Wireless’ profits and the employee’s salary for the applicable year.

■	Telematics Wireless agreed that in the event that its shares are registered in a public offering, it will offer employees subject to this collective bargaining agreement the option to purchase no less than 2% of its shares on the same basis and based on the same criteria as its shares are offered to employees who joined Telematics Wireless after July 2000 (the date of the collective bargaining agreement) and who are not party to this collective bargaining agreement.

        In addition, by order of the Israeli Ministry of Labor and Welfare, the provisions of several collective bargaining agreements between Telematics Wireless, the Histadrut and the Industrialists Association in Israel may be applicable to a segment of our employees other than managerial, finance and administrative, and marketing and sales personnel. However, we believe we provide our employees with benefits and working conditions that are at least as favorable as the conditions specified in these collective bargaining agreements.

Brazil

        Our employees in Brazil are subject to Brazilian labor laws and regulations and employment customs. The laws and regulations in Brazil govern all aspects of labor relations and designate a general employment contract with which all employees and employers must comply. This general employment contract adopts by reference the provisions of the Labor Law which principally relates to matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime and severance pay. Brazilian law generally requires severance pay equal to 50% of the sum the dismissed worker accumulated in its pension fund during the period of employment upon the retirement or death of an employee or termination of employment without cause. Brazilian employers are also required to purchase health insurance for employees, cover employees’ food and travel costs, and allocate sums to the employees’ pension fund. Furthermore, Brazilian employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Our payments to the National Insurance Institute amount to 34.5% to 37.8% of the wages paid, depending on the amount of the wages, of which the employee contributes 7.7% to 11% and we contribute a fixed amount equal to 26.8%.

        All of our employees in Brazil, excluding the chief executive officer, are members of a labor union and the employee member fees to the union are paid by us.

Argentina

        Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause. Argentine employers are also required to contribute for health insurance for employees and allocate sums to the employee’s pension fund. Our payments for pension funds is 17.5% and healthcare amount to 6% of each gross salary.

        Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them.

United States

        We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

E.	SHARE OWNERSHIP

        The following sets forth, as of June 21, 2006, the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership

Izzy Sheratzky (3)	6,349,579	27.32%
Professor Yehuda Kahane (4)	2,278,539	9.80%
Ron Binyamin (5)	334,282	1.44%
Avner Kurz (6)	1,737,532	7.48%
Amos Kurz (7)	1,445,205	6.22%
Yigal Shani (8)	392,985	1.69%
Eyal Sheratzky (9)	*	*
Nir Sheratzky (10)	*	*
Gil Sheratzky	-	-
Yoav Kahane	*	*
Orna Ophir	-	-
Israel Baron	-	-
Eli Kamer	-	-
Guy Aharonov	*	*
Eddy Kafry	*	*

* owns less than one per cent of our outstanding share capital.

(1)	This table includes only current directors and officers that beneficially hold our shares.

(2)	Percentages in this column are based on 23,244,542 ordinary shares outstanding as of June 21, 2006. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)	Shares beneficially owned include: (a) 611,738 shares directly owned by Mr. Sheratzky, of which 5,427 shares are jointly owned with his wife, Maddie Sheratzky and of which 502,000 are owned by A. Sheratzky Holdings Ltd., a wholly owned company of Mr. Sheratzky (in May 2006, 76,965 ordinary shares were issued to Mr. Sheratzky pursuant to his exercise of options granted to him as part the company’s share incentive plan); (b) an option for the purchase of 230,889 ordinary shares granted to Mr. Sheratzky pursuant to the company’s share incentive plan, which is currently exercisable within 60 days of the date hereof; and (c) 5,506,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with a certain shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.B. – “Compensation” under the caption “Shareholders agreement and articles of association of Moked Ituran” above.

(4)	Shares beneficially owned include: (a) 697,782 shares directly owned by Professor Kahane, of which 579,576 shares are jointly owned with his wife, Rivka Kahane, (b) 148,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran, which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

(5)	Shares beneficially owned include (a) 28,101 shares directly and jointly owned by Ron Benjamin and his wife, Chaya Benjamin and (b) 306,181 shares owned by Benjamin Ron (2003) Ltd., which Ron Benjamin may be considered to beneficially own by virtue of his sole voting and investment control over such shares as described above.

(6)	Shares beneficially owned include: (a) 292,326 shares directly owned by Avner Kurz, (b) 13,398 shares owned by F.K. Generators and Equipment, which Avner Kurz may be considered to beneficially own by virtue of his shared voting and investment power over such shares through his 50% ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K with the other 50% ownership of Perfect Quality Trading Ltd. owned by Mr. Amos Kurz (Avner Kurz’s brother), and (c) 1,431,807 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own through F.K. as described above, which F.K. is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with Moked’s articles of association (due to its 26% ownership of Moked Ituran).

(7)	Shares beneficially owned include: (a) 13,398 shares owned by F.K. Generators and Equipment, which Amos Kurz may be considered to beneficially own by virtue of his shared voting and investment power over such shares through his 50% ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K., with the other 50% ownership of Perfect Quality Trading Ltd. owned by Mr. Avner Kurz (Amos Kurz’s brother); (b) 1,431,807 shares owned by Moked Ituran that Amos Kurz may be considered to beneficially own as described above.

(8)	Shares beneficially owned include: (a) 30,000 shares owned by G.N.S. Holdings Ltd. which Yigal Shani may be considered to beneficially own by virtue of his sole right to direct the disposition of such shares through his 100% ownership thereof, (b) 154,200 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 208,785 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over G.N.S. Holdings, the holder of 3.75% of Moked’s shares, in which he owns 100% of the shares.

(9)	In May 2006, 38,097 ordinary shares were issued to Eyal Sheratzky upon the exercise of options granted to him.

(10)	In May 2006, 38,097 ordinary shares were issued to Nir Sheratzky upon the exercise of options granted to him.

Employee Share Option Plans

        We adopted two option plans for managers and employees. The first option plan was adopted immediately prior to the time of our initial public offering on the Tel Aviv Stock Exchange in May 1998, pursuant to which we issued to our employees options to purchase 360,546 shares at a per-share exercise price of NIS 0.33 1/3, or $0.07, the par value of our ordinary shares. All options granted under the 1998 plan are fully vested and were exercised. Pursuant to our 2001 option plan, which was adopted on August 23, 2001, options to purchase an aggregate of 244,875 of our ordinary shares were granted to our employees, one of whom was also a director. All of these options were granted at a per-share exercise price of NIS 0.33 1/3, or $0.07. The closing price of our ordinary shares on the TASE on the date these options were granted was NIS 12.20, or $2.67 per share. All of the options granted under the 2001 plan are fully vested and were exercised. In addition, on August 23, 2001, our Board of Directors resolved to grant options to purchase an aggregate of 601,857 ordinary shares to some of our directors and officers as follows: options to purchase 461,784 ordinary shares were granted to Mr. Izzy Sheratzky, our Chairman of the Board of Directors, options to purchase 50,796 ordinary shares were granted to each of Eyal Sheratzky and Nir Sheratzky, our Co-Chief Executive Officers and options to purchase 38,481 ordinary shares were granted to Mr. Yoav Kahane, our director. All such options were granted at a per-share exercise price of NIS 0.33 1/3 or $0.07 and are all fully vested and exercisable. Of these additional options, 217,809 ordinary shares were issued pursuant to exercise of options by Yoav Kahane, Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky and options for the purchase of 50,796 ordinary shares held by Eyal Sheratzky and Nir Sheratzky expired. On July 18, 2005, a special meeting of our shareholders approved the issuance of fully vested options to Eyal Sheratzky and Nir Sheratzky, in place of those options that expired. These options are exercisable for one year at a per-share exercise price of NIS 0.33 1/3 or $0.07, and were exercised in full by them in May 2006. As of the date of this report, options to purchase 230,889 of our ordinary shares are outstanding, all of which are fully vested and exercisable.

The following table sets forth information on stock options that have been granted and are outstanding as of the date of this report:

Name of grantee	No. of shares to be issued upon exercise of options	Weighted-average per-share exercise price	Expiration date(1)

Izzy Sheratzky	230,889	NIS 0.33 1/3	25% expire in September 2006 and
			75% expire in September 2007

All directors and officers	230,889	NIS 0.33 1/3	25% expire in September 2006 and
as a group			75% expire in September 2007
Other employees	-

Total	230,889

(1) All options are fully vested.

        In January 2006, our remuneration committee adopted a resolution to pay our managers (not including managers who also serve as our directors) a quarterly bonus as of the first quarter of 2006 equal to 1.5% of our consolidated profit before tax and after equity and minority profits, which is divided between 13 of our managers in different proportions based on their seniority, level of global and domestic involvement in our operations and other criteria set by the committee.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table shows the number of our ordinary shares beneficially owned by (a) the only shareholders known to us as of June 21, 2006, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

        The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. To our knowledge, none of our shareholders of record are US Holders, other than Yoav Kahane.

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares(1)

Moked Ituran Ltd. (1)	5,506,952	23.69%
F.K. Generators and Equipment Ltd.(2)	1,445,205	6.22%

Gilder, Gagnon, Howe & Co. LLC (3)	1,323,020	5.69%
All directors and executive officers as a group	7,961,255	34.25%

        (1) Moked’s articles of association provides that each of Moked’s shareholders shall have the right to direct Moked to dispose of such number of our shares corresponding to his or her relative shareholdings in Moked. For further information please see Item 6.B. – “Compensation” under the caption “Shareholders Agreement and Articles of Association of Moked Ituran” above.

        (2) Shares beneficially owned include 1,445,205 shares, of which (a) 13,398 shares are directly owned by F.K Generators & Equipment Ltd. (whereby Messrs. Avner Kurz and Amos Kurz are deemed to beneficially own said 13,398 shares owned by F.K. by virtue of their shared voting and investment power over such shares through their respective holdings of 50% each of ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K.); and (b) 1,431,807 shares are owned by Moked Ituran Ltd., which F.K is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 (due to F.K.‘s 26% ownership of Moked Ituran).

        (3) Information based on a Schedule 13G (Amendment No. 1), dated February 14, 2006, filed by Gilder, Gagnon, Howe & Co. LLC with the Securities and Exchange Commission.

        None of our major shareholders have different voting rights than each other and/or than our other shareholders.

        As of June 21, 2006, we had a total of 3* shareholders of record in the United States with registered with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees

* Includes the Depository Trust Company.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

        We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the Chairman of our Board of Directors and the uncle of both of our Co-Chief Executive Officers, and Yigal Shani, one of our directors. We pay an annual aggregate amount of NIS 948,500, or $211,400, for our basic insurance policies and NIS 1,366,200, or $304,500, for our directors’ and officers’ insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 167,454, or $37,222 to be paid by the insurance company on account of these policies.

        We have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers.

        In February 2003, we entered into a two-year services agreement with A. Sheratzky Holdings, a company controlled by Izzy Sheratzky, and Izzy Sheratzky pursuant to which Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides us full-time services as Chairman of the Board of Directors, under the same terms of his previous employment as Chief Executive Officer. Pursuant to the agreement, A. Sheratzky Holdings will receive compensation equal to NIS 85,500, or approximately $19,000, per month, adjusted for inflation, plus reimbursement of certain business expenses. In addition, Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement is automatically renewable for successive two-year periods until either party notifies the other of its intention to terminate the agreement, by providing a 180-day prior written notice.

        On September 5, 2002, we entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky pursuant to which A. Sheratzky Holdings will provide management services to us through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307, or $10,897 and $10,990, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. In January 2004, a change in the employment terms of the Chief Executive Officer was approved providing each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, an annual bonus in an amount equal to 1.0% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus is paid.

        The aggregate amounts paid to A. Sheratzky Holdings in 2004 and 2005 were approximately $1,474,000 and $1,480,000, respectively (all numbers include value added tax).

        On March 23, 1998, we entered into a financial services agreement with our director, Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or approximately $890, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or approximately $3300, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in 2004 and 2005 were approximately $47,000 (all numbers include value added tax).

        On May 29, 2002, Telematics Wireless entered into an addendum to a lease agreement with Rinat Yogev Nadlan, Ltd., a company controlled by some of our and Telematics Wireless’ directors and executive officers. The addendum provides for the extension of the lease by Telematics Wireless for five automatically renewable two-year terms, up to a maximum period of 10 years, or until November 30, 2016. The property was originally leased to Telematics Wireless by Tadiran pursuant to a lease agreement dated September 13, 1998. In addition, pursuant to the original lease agreement, Telematics Wireless had a right of first refusal to purchase the property upon a proposed sale by Tadiran. In April 2002, Tadiran decided to sell the property and notified Telematics Wireless, which then transferred its right of first refusal, without consideration, to Rinat Yogev Nadlan. Rinat Yogev Nadlan exercised such right and purchased the property on April 18, 2002. Shortly following the purchase, Telematics Wireless entered into the addendum to the lease agreement with Rinat Yogev Nadlan. In addition to its agreement with Telematics Wireless, on May 29, 2002, Rinat Yogev Nadlan also entered into an agreement with our subsidiary Ituran Cellular Communication for the lease of the remainder of the property held by Rinat Yogev Nadlan under terms similar to those of the Telematics Wireless’ lease to expire on February 2012. The aggregate amounts paid to Rinat Yogev Nadlan in 2004 and 2005 were approximately $258,000 and $245,000, respectively (all numbers include value added tax). For further discussion regarding the terms of the lease agreements and the above-mentioned extension, see Item 4.D. – “Property, Plant and Equipment” above.

Transactions with our affiliates and associates –

        On December 30, 2002, we entered into an agreement with Telematics Wireless and its three executive officers, Eddy Kafry, Avri Franco and Roman Sternberg, pursuant to which such executive officers agreed to exchange all of the equity of Telematics Wireless held by them for 457,095 of our ordinary shares. As part of the agreement, the term of employment of such executive officers was extended by five years, to December 31, 2007, during which time they will continue to serve as directors of Telematics Wireless. In addition, these officers are entitled to an annual bonus in an amount equal to 3.0% of the operating profits of Telematics Wireless. It was further agreed that for as long as they are employed by Telematics Wireless and for six months thereafter, upon an initial public offering of the shares of Telematics Wireless or any of its subsidiaries that uses Telematics Wireless’ intellectual property, these officers will be entitled to receive, for no cost, such number of shares or options of Telematics Wireless that will be equal to 7.5% of the post-offering issued and outstanding shares of Telematics Wireless in the event of an offering by Telematics Wireless, or 3.8% of the post-offering issued and outstanding shares of the relevant subsidiary in the event of an offering by a subsidiary, subject to the terms of the relevant underwriting arrangements.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

        Legal proceedings

        We are involved in litigation with Leonardo L.P., a US-based hedge fund, arising out of a financial transaction entered into between us and Leonardo in February 2000. Pursuant to the terms of this financial transaction, we received a cash investment of $12 million in exchange for certain notes that were convertible into our ordinary shares according to a pre-determined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($14.7) or an average trading price of our shares for a defined period prior to conversion. The conversion price is used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price. On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 720,000 of our ordinary shares. As part of the terms of this financial transaction, and, as required by the rules of the TASE where our ordinary shares are currently traded, we were required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of our ordinary shares as the number of registered shares that could be issued under the notes. We understood the terms of our financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to us, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would we be required to deliver more than 2,250,000 of our ordinary shares. We believe that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of our ordinary shares. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of our ordinary shares. We believe that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

        The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. Accordingly, we believe that the matter may only be resolved through a litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo. The parties are currently in early stages of pleading the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted in the notes, is approximately $9.6 million. In addition, in June, 2006, Leonardo was permitted to amend its claim to add an additional cause of action, claiming that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of $9.6 million, plus interest and expenses. We intend to appeal the decision allowing Leonardo to amend its claim on legal grounds and intend to vigorously defend ourselves in this litigation and we believe that we have meritorious defenses to the claims of Leonardo based on the language of the documents and agreements comprising the financial transaction and the additional evidence we have reflecting the intentions of the parties. While we cannot predict the outcome of this case, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage.

        On March 17, 2005, a suit was filed against us in an amount of NIS 4.7 million, or $1.0 million. The suit was filed by an attorney and the collection company managed by such attorney that acted on our behalf in collecting customer debts claiming that we owed him certain amounts in respect of unpaid fees and expenses. A significant portion of such attorney’s claim is based on the allegation of damage to the plaintiffs’ reputation. We have filed a counter-claim to this claim. Recently, a settlement agreement was signed between the parties pursuant to which the attorney and the collection company repudiated their claim and accepted the position of the Company in full. Pursuant to the settlement agreement, which was approved by the Court, the claim against us was dismissed and our counterclaim against the plaintiff in the lawsuit was approved. Accordingly, the plaintiff was ordered to pay us the sum of approximately NIS 1.37 million (approximately, $300,000) including interest and linkage differentials from the date of filing the lawsuit and until actual date of payment. The Company is currently undergoing proceedings in order to recover payment of said amount.

        On July 8, 2005, a class action was filed against our subsidiary, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be heard as part of a class action. Such motion was denied by the court and the case is currently at the interrogatories and requests for production of information stage. The plaintiff agreed to limit the class action to Pennsylvania actions only and the maximum potential amount of damages that we estimate our subsidiary may be liable for pursuant to the provisions of the Telephone Consumer Protection Act if the plaintiffs prevail is approximately $1.5 million in the aggregate for all class plaintiffs, plus punitive damages and expenses. We do not believe that the plaintiffs will prevail and, even if they do prevail, we do not believe that the resolution of this claim will have a material effect on our revenues, operations or liquidity.

        On December 18, 2005, we were served with a statement of claim which has been filed against us in the Tel-Aviv District Court. The plaintiffs in said lawsuit are shareholders holding 50% in a company which has entered into an agreement with the Ituran, alleging breach of agreement causing damages estimated by the plaintiffs in the sum of approximately $3 million. A couple of months ago, the company that had entered into said agreement (together with another shareholder therein) filed a lawsuit against the Ituran alleging the same breach of agreement. Said lawsuit was dismissed by the Tel-Aviv District Court on August 15, 2005. In the lawsuit which Ituran filed against the party to the agreement and said shareholder, in the total sum of approximately $300,000, the court found for Ituran. Since the plaintiff did not deposit with the Court the court fees, the claim against us was stroked off (in limine).

        Dividend distribution policy

        On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount equal to 25% of our net profits, calculated based on the financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid.

        According to our current dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of the Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due. Our dividend policy may change from time to time at the discretion of our Board of Directors. Due to the foregoing restrictions on our dividend policy, and given our current financial condition and our current cash flows from operations, we do not believe that our dividend policy restricts our growth.

        Dividends declared on our ordinary shares will be paid in NIS. Dividends paid to shareholders outside of Israel will be converted into dollars on the basis of the exchange rate prevailing on the date of the declaration of the relevant dividend and paid in dollars. The payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. – “Taxation” under the caption “Israeli taxation–withholding on dividends paid to non-residents of Israel” below.

        On January 29, 2004, upon adopting our current dividend policy, we declared a dividend in an amount equal to NIS 6.0 million, or $1.3 million. Such dividend was paid on April 1, 2004. On March 23, 2005, we declared a dividend in an amount equal to NIS 11.8 million, or $2.7 million. Such dividend was paid on April 28, 2005. On February 20, 2006, we declared a dividend in the amount equal to NIS 17.6 million, or $3.8 million. Such dividend was paid on April 4, 2006. We did not declare or pay any cash dividends to shareholders during the five-year period prior to January 29, 2004.

B.	SIGNIFICANT CHANGES

        Except for as stated in this annual report, there are no significant financial changes as of December 31, 2005.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price History of Our Shares

        Our ordinary shares have been trading on the Tel-Aviv Stock Exchange under the symbol “ITRN” since May 1998 and have been trading on the Nasdaq National Market under the symbol “ITRN” since September 2005.

        The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares as reported by the Nasdaq National Market. Our shares commenced trading on the Nasdaq National Market on September 27, 2005. All per share prices for periods prior to or including May 2006 have been retroactively adjusted to reflect the three for one stock split effected on that date.

	High	Low

During the last six months
May 2006	$16.98	$14.00
April 2006	$17.20	$15.53
March 2006	$17.01	$15.13
February 2006	$18.07	$14.97
January 2006	$18.59	$16.14
December 2005	$16.65	$14.44

During each fiscal quarter of 2005 and 2006
First Quarter 2006	$18.59	$14.97
Fourth Quarter 2005	$16.65	$11.74

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel-Aviv Stock Exchange. U.S. dollars per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown. All per share prices prior to or including June 21, 2006 have been retroactively adjusted to reflect the three-for-one stock split effected on that date.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low

Annual:
2005	75.37	40.97	16.80	9.13
2004	41.57	25.42	9.78	5.60
2003	26.37	8.23	6.07	1.69
2002	13.90	7.50	3.10	1.54
2001	19.67	7.53	4.78	1.78
Quarterly:
Fourth Quarter 2005	75.37	53.97	16.23	11.62
Third Quarter 2005	62.70	43.07	13.64	9.66
Second Quarter 2005	52.30	43.07	11.96	9.66
First Quarter 2005	52.47	40.97	12.14	9.32
Fourth Quarter 2004	41.30	29.77	9.47	6.67
Third Quarter 2004	31.72	25.42	7.10	5.60
Second Quarter 2004	32.10	28.13	7.09	6.12
First Quarter 2004	31.20	25.70	6.97	5.76
Fourth Quarter 2003	26.37	18.67	6.07	4.21
Third Quarter 2003	19.20	14.79	4.40	3.34
Second Quarter 2003	19.07	10.94	4.38	2.33
First Quarter 2003	11.01	8.23	2.35	1.69

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low

Most recent six months:
May 2006	76.09	64.11	17.00	14.33
April 2006	78.71	70.59	17.19	15.41
March 2006	80.09	73.21	17.08	15.61
February 2006	84.62	73.50	17.99	15.63
January 2006	85.29	73.03	18.46	15.81
December 2005	75.37	66.77	16.34	14.48

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

        Our ordinary shares are quoted only on the Nasdaq National Market and the Tel-Aviv Stock Exchange under the symbol “ITRN”.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

        Our number with the Israeli Registrar of Companies is 52-004381-1. Our purpose appears in our memorandum of association and includes engaging in any lawful business.

Articles of Association; Israeli Companies Law

Articles of Association

        Pursuant to our articles of association our objectives are to engage in any lawful business and our purpose is to operate in accordance with business considerations to maximize our profits. We may take into consideration, inter alia, the interests of our creditors, employee and the public interest. Please also see a summarized description of our purposes and activities under the caption “Overview” in Item 4.A. above.

Our Corporate Practices Under The Israeli Companies Law

        Approval of Transactions under Israeli Law

Directors and executive officers

Fiduciary duties

        Israeli law codifies the fiduciary duties that directors and executive officers owe to a company. These fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires a director or executive officer to act with the level of care with which a reasonable director or executive officer in the same position would have acted under the same circumstances. The duty of loyalty requires that a director or executive officer act in good faith and in the best interests of the company.

Personal interest

        Israeli law requires that a director or executive officer promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest in any company in which the person, his or her relative or any entity in which such person or relative has a personal interest, is a direct or indirect 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Board approval is required for the transaction and no transaction that is adverse to the company’s interest may be approved. Approval by the company’s audit committee and board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or is likely to have a substantial effect on the company’s profitability, assets or liabilities. If a majority of the board of directors has a personal interest in the transaction, shareholder approval is also required.

Compensation arrangements

        Pursuant to the Israeli Companies Law, all compensation arrangements for executive officers who are not directors require approval of our board of directors. Extraordinary transactions with executive officers who are not directors require additional approvals. Compensation arrangements with directors require the approval of our audit committee, board of directors and shareholders, in that order. Transactions relating to exculpation, insurance or indemnification of (a) executive officers require audit committee approval and subsequent board of directors approval and (b) directors require audit committee approval, board of directors approval and subsequent shareholder approval.

Shareholders

Controlling shareholders

        Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Currently Moked Ituran Ltd. is considered a “controlling shareholder” of our company under Israeli law and we expect it will continue to be a “controlling shareholder” following the consummation of this offering. Mr. Izzy Sheratzy beneficially owns the shareholdings of Moked Ituran due to his shared voting and investment power over such shares in accordance with a shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, as amended. In addition, all shareholders of Moked Ituran who are parties to such shareholders agreement, may also be considered “controlling shareholders” under Israeli law.

Required approval

        Extraordinary transactions with a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of compensation or employment of a controlling shareholder or his or her relative who is a director, executive officer or employee, require the approval of the audit committee, the board of directors and the shareholders, in that order. This shareholder approval must include the majority of shares voted at the meeting. In addition, either:

■	the majority must include at least one-third of the shares of disinterested shareholders voted at the meeting; or

■	the total number of shares of disinterested shareholders who voted against the transaction must not exceed 1.0% of the aggregate voting rights in the company.

The approval of the board of directors and shareholders is required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) that:

■	represents at least 20% of a company’s actual voting power prior to the issuance of such securities, and that would increase the relative holdings of a 5% shareholder or that would cause any person to become a 5% shareholder the consideration for which (or a portion thereof) is not cash or securities listed on a recognized stock exchange, or is not at fair market value; or

■	results in a person becoming a controlling shareholder of the company.

        For these purposes, a controlling shareholder is any shareholder that has the ability to direct actions of the company, including any shareholder holding 25% or more of the company’s voting rights if no other shareholder owns more than 50% of such voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Shareholder duties

        Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in customary way toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings with respect to the following matters:

■	an amendment to the company's articles of association;

■	an increase of the company's authorized share capital;

■	a merger; or

■	interested party transactions that require shareholder approval.

        In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of this duty of fairness.

        Anti take-over provisions; mergers and acquisitions under Israeli Law

Tender offer

        A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would, as a result, hold over 90% of the company’s issued and outstanding share capital or of a class of shares that are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company or of such class of shares, as applicable, the acquirer may not acquire additional shares of the company or of such class of shares, as applicable, from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of the shares comprising such class, as applicable.

        The Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights of the company. This rule does not apply if there is already another holder of 25% or more of the voting rights of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights of the company, if there is no other holder of more than 45% of the voting rights of the company.

The foregoing provisions do not apply to:

■	a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights of the company (provided that there is no other shareholder that holds 25% or more of the voting rights of the company); or more than 45% of the voting rights of the company (provided that there is no other shareholder that holds 45% or more of the voting rights of the company); or

■	a purchase from an existing holder of 25% or more of the voting rights of the company that results in another person becoming a holder of 25% or more of the voting rights of the company or purchase from an existing holder of more than 45% of the voting rights of the company that results in another person becoming a holder of more than 45% of the voting rights of the company.

Merger

        The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and shareholders. Pursuant to the Israeli Companies Law and our articles of association as currently in effect, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger in the event of “cross ownership” between the merging companies, namely, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, including any of their affiliates, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

        The Israeli Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a roll-up merger transaction, or to the shareholders of the acquirer if:

■	the transaction is not accompanied by an amendment to the acquirer's memorandum or articles of association;

■	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer that would result in any shareholder becoming a controlling shareholder; and

■	there is no "cross-ownership" of shares of the merging companies, as described above.

For these purposes, “controlling shareholder” is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights.

        The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than our ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association. Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law. See “Voting rights” above.

        Dividend and Liquidation Rights. We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. If we dissolve, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our articles of association provide that shareholder approval would not be required for the declaration of dividends. Dividends may only be paid out of our retained earnings or profits accrued over a period of two years, as defined in the Israeli Companies Law, whichever is greater, according to the last reviewed or audited financial reports of the company, provided that the date of the financial reports is not more than six months before the date of distribution, and further provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, as determined by our Board of Directors.

        Voting, Shareholder Meetings and Resolutions. We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of (a) any two directors of the company or one quarter of its board of directors or (b) one or more shareholders holding, in the aggregate, (i) 5% of the outstanding shares of the company and 1% of the voting power in the company or (ii) 5% of the voting power in the company.

        Pursuant to our articles of association, shareholders are entitled to participate and vote at general meetings and are the shareholders of record on a date to be decided by our Board of Directors, provided that such date is not more than 21 days, nor less than four days, prior to the date of the general meeting, except as otherwise permitted by the Israeli Companies Law. Furthermore, the Israeli Companies Law dictates that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

■	amendments to our articles of association;

■	appointment or termination of our auditors;

■	appointment and dismissal of external directors;

■	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;

■	increase or reduction of our authorized share capital;

■	a merger; and

■	the exercise of the Board of Directors’ powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Israeli Companies Law and our articles of association require that a notice of any annual or special shareholders meeting will be provided 21 days prior to the meeting.

        Pursuant to our articles of association, holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that we may authorize in the future. The quorum required for our ordinary meetings of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or on a later date specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

        Our articles of association provide that, other than with respect to the amendment of the provisions of the articles of association with respect to the appointment of directors and a resolution for removal of a director, which action requires a majority vote of 75%, all resolutions of the shareholders require a simple majority.

        Israeli law does not provide for public companies such as ours to have shareholder resolutions adopted by means of a written consent in lieu of a shareholders meeting. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner and avoid abusing his or her powers. This is required, among other things, when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of related-party transactions. In addition, pursuant to the Israeli Companies Law, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty and there is no binding case law that addresses this subject directly. Pursuant to Israeli Law, no voting agreement may circumvent these shareholder duties.

        An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. For information regarding the majority required for approval of related party transactions, see “Approval of related party transactions under Israeli law” above.

        Transfer of Shares and Notice. Our ordinary shares that are fully paid are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law.

        Election of Directors. Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under the caption “External directors” in Item 6.C. – “Board Practices” above. Pursuant to the Israeli Companies Law, the procedures for the appointment and removal and the term of office of directors, other than external directors, may be contained in the articles of association of a company. Our articles of association provide for staggered terms for directors. This provision may be amended only by a vote of 75% of our shares voting at a meeting of shareholders.

        Insurance, Indemnification and Release. Pursuant to the Israeli Companies Law, an Israeli company may not exculpate a director or officer from liability for a breach of his or her duty of loyalty. A company may, however, approve an act performed in breach of the duty of loyalty provided that the director or officer acted in good faith, neither the act nor its approval harms the company, and the director or officer discloses the nature of his or her personal interest and all material facts and documents a reasonable time before discussion of the approval. A company may exculpate a director or officer in advance from liability to the company for a breach of his or her duty of care, but only if a provision authorizing such exculpation is included in its articles of association and such breach does not relate to a dividend or other distribution by the company. Our articles of association do not include such a provision. A company may indemnify a director or officer in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such a provision. An undertaking by a company to indemnify a director or officer for civil actions by third parties must be limited to foreseeable liabilities and reasonable amounts or criteria determined by the board of directors. A company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

■	a breach of duty of care to the company or to a third party;

■	a breach of duty of loyalty to the company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

■	monetary liabilities imposed for the benefit of a third party.

        We have acquired directors’ and officers’ liability insurance covering our officers and directors and the officers and directors of our subsidiaries against certain claims. To date, no claims for liability have been filed under this policy. In addition, we have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers.

        Change in Capital. Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Israeli Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting and voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of the Board of Directors and court approval.

C.	MATERIAL CONTRACTS

The Teletrac Agreements

        Our AVL system is based on three main components: (i) an AVL end-unit that is installed in the vehicle, the components of which were originally developed by Tadiran and acquired and were improved by us, (ii) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by Teletrac and are currently licensed to us by Teletrac and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the AVL products, certain components of which were developed by Teletrac and licensed to us under exclusive and non-exclusive licenses.

        The technology licensed to us by Teletrac, which we refer to as the Teletrac intellectual property, is licensed to us by virtue of a series of agreements pursuant to which we have secured the exclusive rights to use the Teletrac intellectual property in Israel, Brazil, Argentina, and certain cities in the United States. We have also secured certain exclusive rights to use the Teletrac intellectual property in other designated countries and non-exclusive rights to use the Teletrac intellectual property in every country outside of the United States and Europe, including China and South Korea where we have sublicensed the rights to third parties.

        We are not required to pay any ongoing royalties for use of the Teletrac intellectual property in Israel, although we may be required in the future to pay a royalty up to 3% of sales of products and services utilizing the Teletrac intellectual property in countries where we wish to maintain our exclusive rights. We also have the right to use the Teletrac intellectual property in any country outside of Europe and the United States on a non-exclusive basis upon payment to Teletrac of a fee of $100,000 for each country in which the Teletrac intellectual property is so used or sold. Our license agreements with Teletrac are perpetual in term unless terminated by mutual agreement or for breach, including bankruptcy, dissolution or insolvency.

The Arad Technologies Agreements

        Telematics Wireless has entered into a series of agreements with Arad Technologies for the manufacture and supply by Telematics Wireless of its transponders for incorporation in Arad Technologies’ AMR systems. The agreements provide for the joint development, manufacturing and marketing of the AMR systems, as well as the provision of the Telematics Wireless transponders to Arad Technologies. Pursuant to these agreements, each party retains its intellectual property rights in the components of the AMR system that it develops. Since the execution of the original agreement in 2000, the parties have entered into a number of amendments, each of which consist of Arad Technologies’ order of additional transponders at varying prices per transponder. The agreements contain mutual exclusivity obligations, pursuant to which the parties agreed not to develop, manufacture, market and/or enter into an agreement with another provider in the radio frequency-based automatic meter reading field, subject to certain limited exceptions. Pursuant to the most recent amendment to the Arad agreements, the agreements will terminate on December 28, 2009. In the event that Arad ceases to market and sell AMR products, it may request Telematics Wireless to terminate the production of its transponders by giving Telematics Wireless four months prior written notice.

The Derech Eretz Agreement

        In January 2000, Telematics Wireless entered into a Supply Agreement with Derech Eretz, the concessionaire of the cross-Israel highway project, pursuant to which Telematics Wireless was retained to develop, manufacture and supply the wireless transponders for the electronic toll and traffic management system in connection with the operation of the first, and currently only, toll road in Israel.

        The intellectual property incorporated in our RFID products remains Telematics Wireless’ property, although we have agreed to grant Derech Eretz all requisite licenses for all intellectual property utilized in connection with the transponders. In addition, we agreed to grant the Israeli government a license to use our RFID products for the operation of the toll road upon termination of the Israeli government’s agreement with Derech Eretz, as well as for its use in other transport projects in Israel.

The China Agreement

        On August 28, 2004, Telematics Wireless entered into an agreement with Golden Net Communication Technology, a Chinese company, and Digitrack Wireless (China) Group Co. Ltd., a Hong Kong company for the deployment of independently operated AVL systems in China, Hong Kong, Macao and Taiwan. Pursuant to the agreement, we are required to provide Golden Net with a turn-key project management, specific hardware and software, engineering and technical planning and design of the system, as well as training qualified personnel to operate the system. In addition, we agreed to supply to the applicable local operators established by Golden Net the base stations and hardware required for the construction and operation of the system. We have been informed by Golden Net that the Chinese government will hold a direct or indirect interest in these local operators and that it has a controlling interest in the operating company in Shanghai, Shanghai Golden Net Location & Measurement Co. Ltd.. As of the date of this report, we do not know what the scope of such interest will be or what control or influence the Chinese government will exercise over the other operating companies that will be formed. We expect to derive revenues from our contract with Golden Net. To the extent that any of the political, economic or regulatory conditions in China effect Golden Net and its operations, our revenues from this customer may be adversely affected. The AVL infrastructure is to be constructed in phases, beginning in Shanghai and Beijing, where separate operating company was established, controlled by Golden Net.

        Pursuant to the agreement, Golden Net agreed to exclusively purchase required equipment from us. The agreement also provides that following the initial purchase of base stations and AVL end-units specified in the agreement, the base stations and AVL end-units will be manufactured, on our behalf, by a local manufacturer approved by the buyers and that, after the deployment of the first system in Shanghai, a research and development center will be set up in China for the future development of AVL systems in China.

        The term of the agreement commences (per project deployed) from the advance payment date for the system until our fulfillment and Golden Net’s final acceptance of our obligations under the agreement with respect to such project, including the satisfaction of any applicable warranty, spare parts, maintenance and option obligations. The agreement may be terminated by either party in the event of a material breach of the agreement by the other party. A separate agreement was executed by the parties in October 2005 governing the purchase of the AVL end-units. It contains the pricing and intellectual property rights terms, among others, set forth in the existing agreement. Under this end-user production agreement, an initial order of 18,000 end units was executed. Accordingly, we have commenced initial sales in Beijing in the second quarter of 2006 and expect to commence sales in Shanghai in the second half of 2006 and in Seoul in 2007.

        The agreement became effective upon the payment of $732,000 as an advance for the Shanghai system and in May 2005 we received an additional advance of $400,000. The agreement provides for payments to us for deployment costs, system license fees and all provided equipment. In April 2006, we received a letter of credit in an amount of approximately $3.9 million (less the amount of the advances) that will guarantee the payment of expected obligations under the agreement for the deployment of the AVL system in Shanghai. In April 2005, Golden Net notified us that it intends to proceed with the deployment of the system in Beijing and since such date has advanced payments to us in an aggregate amount of approximately $600,000.

        Although the agreement requires the initial deployment of the AVL system in Shanghai by November 1, 2005, due to delays in the organization and registration of Golden Net’s local operating company in Shanghai, deployment of the first phase of the AVL system in Shanghai, consisting of the erection of ten base sites, was rescheduled and is now required to be completed by the end of the first half of 2006. The deployment of an additional 45 base sites is scheduled for no later than several months later. According to the agreement for the deployment in Beijing, the first ten base sites (the first phase) in Beijing are to be deployed by December 31, 2005 and this target was reached on time. Our ability to meet our scheduled deployment depends, in part, on Golden Net’s ability to obtain necessary infrastructure components, such as standard equipment purchases, and satisfy their financial obligations. We believe that Golden Net has obtained to date all of the necessary local and regional governmental permits and approvals necessary to construct the AVL system in Shanghai and Beijing.

        Currently, the total expected revenues from the agreement with Golden Net are $6 million, $4.3 million of which are attributable to the deployment of the AVL system in Shanghai and $1.7 million of which is attributable to the first phase of the deployment of the AVL system in Beijing. The revenues recorded in our financial statements for these contracts for the fiscal year ended December 31, 2005 are $2 million and $1.1 million, respectively. Following the development and deployment of the AVL system in Shanghai and Beijing, we expect to receive ongoing additional revenues from Golden Net from maintenance contracts, sales of spare parts for the base sites in each of the markets, further deployment contracts for additional cities (over ten deployments are currently contemplated), and sales of our AVL end-units (manufactured in Israel and later on manufactured locally) to Golden Net. We will not receive any revenues from the end-user subscriber fees collected by Golden Net for the provision of its SVR services.

        Pursuant to the agreement, in the event payments made by Golden Net to us exceed $150.0 million on a cumulative basis, the title and ownership to all of our intellectual property rights in our AVL system will be transferred to Golden Net solely for use in China, Hong Kong, Macao and Taiwan. Currently, a portion of the technology used in connection with the implementation of our AVL system is subject to the terms of a grant Telematics Wireless received from the Israeli Office of Chief Scientist to partially fund the development of certain components of our AVL system, which terms state that the technology may not be transferred without the prior approval of the Israeli Office of the Chief Scientist. See Item 4.B. – “Business Overview” under the caption “Intellectual Property and Licenses” above. The Golden Net agreement does not condition the transfer on the receipt of the consent of the Israeli Office of Chief Scientist. In the event that at the time Telematics Wireless would need to transfer technology pursuant to the agreement such technology will still include elements subject to the Israeli Office of Chief Scientist grant, Telematics Wireless would need to seek the consent of the Israeli Office of Chief Scientist to do so. The Israeli Office of Chief Scientist may not provide such consent or may, as is often done in such cases, condition its consent upon the payment of royalties, penalties, or other amounts.

The South Korea Agreement

        On August 31, 2004, Telematics Wireless entered into a license and supply agreement with Vision Plant Inc., a South Korean corporation that, on June 15, 2005, assigned its rights and obligations under the agreement to Korean Location Information and Communications Company Ltd. The agreement provides for the construction and operation of a location-based system in South Korea. Pursuant to the agreement, Korean Location Information has received a sole and exclusive license to use our AVL infrastructure-related technologies in South Korea for the purpose of operating a location-based system. The agreement is in effect for 10 years, automatically renewable for an additional term of 10 years, after which the agreement will remain in effect indefinitely and shall be terminable by three years’ prior notice by either party or by the injured party in the event of a material breach by the other party. The agreement became effective in July, 2005, upon the procurement by Korean Location Information of all necessary governmental permits and approvals, the establishment of its local operating company, and the transfer to us of a down payment.

        Pursuant to this agreement, Telematics Wireless undertook to provide services including the design, integration, update of software and hardware applicable to the system and the training of personnel and Korean Location Information undertook to purchase the equipment required for the construction and operation of the system exclusively from Telematics Wireless. During the construction stage, we are required to supply the base stations and oversee the deployment of the system in cooperation with Korean Location Information. In addition, Telematics Wireless will supply the subscriber equipment (vehicle location end-units, people and merchandise) to Korean Location Information. The consummation of the agreement is contingent upon Korean Location Information obtaining from the appropriate authorities the required permits and licenses.

        Pursuant to the agreement, there are three phases of the development and construction of the complete AVL system in South Korea:

■	Phase I relates to the Seoul metropolitan area and neighboring vicinities. This phase consists of 82 base sites to be deployed by September 2006 and is valued at $5.4 million, excluding the sale of our end-units following the establishment of the Phase I infrastructure.

■	Phase II relates to five other major metropolitan areas in South Korea. This phase consists of an additional 124 base sites to be deployed at a date to be determined by Korean Location Information. We will commence providing deliveries for construction of the base sites five months following the placement of an order. Phase II is valued at $4.8 million, excluding the sale of our end-units following the establishment of the Phase II infrastructure.

■	Phase III relates to coverage across South Korea. This phase consists of an additional 294 base sites to be deployed at a date to be determined by Korean Location Information. We will commence providing deliveries for construction of these base sites five months following Korean Location Information’s placement of the order. Phase III is valued at $9.8 million, excluding the sale of our end-units following the establishment of the Phase III infrastructure.

        In each phase, a local operating company established by Korean Location Information will deploy the AVL infrastructure, under our supervision. In the event that these three phases are completed and we supply the equipment as contemplated under the agreement, we will be paid up to $20.0 million (not including revenues from sales of our end-units following the establishment of the system).

        The revenues recorded in our financial statements for this contract for the fiscal year ended December 31, 2005 are $2.6 million.

        Following the development and deployment of the system, we expect to receive ongoing revenues from Korean Location Information from maintenance contracts, sales of spare parts for the base sites in each of the markets and sales of our end-units (manufactured in Israel and later on locally) to Korean Location Information. We will not receive any revenues from the end-user subscriber fees collected by Korean Location Information for provision of its location-based services. We expect that, initially, Korean Location Information will be providing primarily personal tracking services in South Korea.

        A separate agreement will be executed by the parties at a later date governing the purchase of the end-units. It will contain the pricing, local manufacturing and intellectual property rights terms, among others, set forth in the existing agreement.

        In addition to rights in South Korea, Korean Location Information was granted a right of first refusal for the development, construction and operation of our AVL system in all countries in the far east and south-east Asia, including Japan (but excluding China, Hong Kong and Taiwan, with some limitations for Malaysia, Thailand and Singapore), as long as the technology license and all related products, whether the components of the infrastructure or the end-units, are exclusively purchased from us. In the event this right is exercised by Korean Location Information, the agreement provides for payments to us for deployment costs, system license fees and all provided equipment. This right will terminate with respect to any country if within four years from the date of execution of the agreement there is no significant progress in constructing the system by Korean Location Information in the relevant country.

D.	EXCHANGE CONTROLS

        Under current Israeli regulations, any dividends or other distributions paid in respect of our ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, may be paid in non-Israeli currencies (including US dollars) or, if paid in NIS, may be converted into freely repatriable currencies at the rate of exchange prevailing at the time of conversion – pursuant to the general permit issued under the Israeli Currency Control Law, 1978, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars. Investments outside Israel by the Company no longer require specific approval from the Controller of Foreign Currency at the Bank of Israel.

E.	TAXATION

        The following describes certain income tax issues relating to us and also certain income tax consequences arising from the purchase, ownership and disposition of our ordinary shares. This discussion is for general information only and is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. Accordingly, holders of our ordinary shares should consult their own tax advisor as to the particular tax consequences arising from your purchase, ownership and disposition of ordinary shares, including the effects of applicable Israeli, United States and other laws and possible changes in the tax laws.

        The following discussion represents a summary of the material United States & Israeli tax laws affecting us and our shareholders.

United States Tax Considerations

        The following discussion is a description of the material United States, or US, federal income tax considerations applicable to the acquisition, ownership and disposition of our ordinary shares by holders who acquire their shares pursuant to this offering and who hold such ordinary shares as “capital assets”. As used in this section, the term “US Holder” means a beneficial owner of an ordinary share who is:

■	a citizen or resident of the United States;

■	a corporation or partnership created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia (other than a partnership that is not treated as a US person under any applicable Treasury regulations);

■	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

■	a trust if the trust has elected validly to be treated as a US person for United States federal income tax purposes or if a US court is able to exercise primary supervision over the trust’s administration and one or more US persons have the authority to control all of the trust’s substantial decisions.

        The term “Non-US Holder” means a beneficial owner of an ordinary share who is not a US Holder. The tax consequences to a Non-US Holder may differ substantially from the tax consequences to a US Holder. Certain aspects of US federal income tax relevant to a Non-US Holder are discussed below.

        This description is based on provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing, proposed and temporary US Treasury regulations and administrative and judicial interpretations thereof, each as available and in effect as of the date of this report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including:

■	insurance companies;

■	dealers or traders in stocks, securities or currencies;

■	financial institutions and financial services entities;

■	real estate investment trusts;

■	regulated investment companies;

■	grantor trusts;

■	persons that receive ordinary shares as compensation for the performance of services;

■	tax-exempt organizations;

■	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

■	individual retirement and other tax-deferred accounts;

■	expatriates of the United States;

■	persons having a functional currency that is not the dollar; or

■	direct, indirect or constructive owners of 10% or more, by voting power or value, of our ordinary shares.

        This description also does not consider the US federal gift or estate tax or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

        If a partnership (or any other entity treated as a partnership for US federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

        We urge our shareholders to consult with your own tax advisor regarding the tax consequences of acquiring, owning or disposing of our ordinary shares, including the effects of US federal, state, local and foreign and other tax laws. This summary does not constitute, and should not be construed as, legal or tax advice to holders of our shares.

Distribution Paid on the Ordinary Shares

        On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount equal to 25% of our net profits, which is calculated based on the financial statements for the period ending on December 31 of the fiscal year for which the dividend is paid.

        Subject to the discussion below under “Passive Foreign Investment Company Considerations”, US Holders, for US federal income tax purposes, will generally will be required to include in their gross income as ordinary dividend income the amount of any distributions made to them in cash or property (other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders), with respect to their ordinary shares, before reduction for any Israeli taxes withheld (without regard to whether any portion of such tax may be refunded to them by the Israeli tax authorities), to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, distributions in excess of our current and accumulated earnings and profits as determined under US federal income tax principles will be applied first against, and will reduce their tax basis in, your ordinary shares and, to the extent they exceed that tax basis, will then be treated as capital gain. We do not maintain calculations of our earnings and profits under US federal income tax principles. Our dividends will not qualify for the dividends-received deduction generally available to corporate US Holders.

        For shareholders who are qualified as US Holder, if we pay a dividend in NIS, any such dividend, including the amount of any Israeli taxes withheld, will be includible in such US Holders’ income in a US dollar amount calculated by reference to the currency exchange rate in effect on the day the distribution is includible in your income, regardless of whether the NIS are converted into dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in such US Holders’ income to the date that payment is converted into dollars generally will be treated as ordinary income or loss.

        A non-corporate US Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 15%. This reduced rate applicable to “qualified dividend income” does not apply to tax years beginning after December 31, 2008. For purposes of determining whether US Holders will have “qualified dividend income,” “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

■	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the US, or

■	that corporation is eligible for benefits of a comprehensive income tax treaty with the US that includes an information exchange program and is determined to be satisfactory by the US Secretary of the Treasury. The Internal Revenue Service has determined that the US-Israel Tax Treaty is satisfactory for this purpose.

        In addition, under current law, a shareholder of our shares who is a US Holder, must generally hold his ordinary shares for more than 60 days during the 120-day period beginning 60 days prior to the ex-dividend date in order for the dividend to qualify as “qualified dividend income.”

        Dividends paid by a foreign corporation will not be treated as “qualified dividend income”, however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a “passive foreign investment company” for US federal income tax purposes. We do not believe that we will be classified as a “passive foreign investment company” for US federal income tax purposes for our current taxable year. However, see the discussion under “Passive foreign investment company considerations” below.

        Subject to the discussion below under “Information reporting and back-up withholding”, a Non-US Holder generally will not be subject to US federal income or withholding tax on dividends received on ordinary shares unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business in the US.

Foreign Tax Credit

        If a holder of our shares is a US Holder, any dividends paid by us to such shareholder with respect to our ordinary shares generally will be treated as foreign source passive income for US foreign tax credit purposes. Subject to the foreign tax credit limitations, if a holder of our shares is a US Holder such holder may elect to credit any Israeli income taxes withheld from dividends paid on our ordinary shares against such shareholder’s US federal income tax liability (provided, inter alia, such shareholder satisfies certain holding requirements with respect to our ordinary shares). Amounts withheld in excess of the Treaty tax rate, however, will not be creditable against such shareholder’s US federal income tax liability. As an alternative to claiming a foreign tax credit, such shareholder may instead claim a deduction for any withheld Israeli income taxes, but only for a year in which such shareholder elects to do so with respect to all foreign income taxes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Accordingly, our shareholders should consult their own tax advisor to determine whether their income with respect to their ordinary shares would be foreign source income and whether and to what extent they would be entitled to the credit.

Disposition of Ordinary Shares

        Upon the sale or other disposition of ordinary shares, subject to the discussion below under “Passive foreign investment company considerations”, if a holder of our shares is a US Holder, such shareholder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such shareholder’s adjusted tax basis in the ordinary shares, which is usually the cost of such shares, in dollars. US Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than dollars upon such sale or other disposition.

        Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate US Holders generally are subject to a lower maximum marginal US federal income tax rate than the maximum marginal US federal income tax rate applicable to ordinary income, other than qualified dividend income, as defined above. The deductibility of capital losses by a US Holder is subject to limitations. In general, any gain or loss recognized by a US Holder on the sale or other disposition of ordinary shares will be US source income or loss for US foreign tax credit purposes. US Holders should consult their own tax advisors concerning the source of income for US foreign tax credit purposes and the effect of the US-Israel Tax Treaty on the source of income.

        If any of our shareholders are Non-US Holder, subject to the discussion below under “Information Reporting and Back-up Withholding”, such shareholders generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of ordinary shares unless:

■	such gain is effectively connected with such shareholder's conduct of a trade or business in the US, or

■	if such shareholder is an individual, such shareholder has been present in the US for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

Passive Foreign Investment Company Considerations

        Special US federal income tax rules apply to US Holders owning shares of a “passive foreign investment company”, or a PFIC, for US federal income tax purposes. A non-US corporation will be considered a PFIC for any taxable year in which, after applying look-through rules, either

■	75% or more of its gross income consists of specified types of passive income, or

■	50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, “passive income.”

■	Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and includes amounts derived by reason of the temporary investment of funds. If we were classified as a PFIC, and you are a US Holder, you could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions” (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you either in the shorter of the three preceding years or your holding period). Under these rules, the excess distribution and any gain would be allocated ratably over our shareholders’holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. If any of our shareholders are US Holders who hold ordinary shares during a period when we are a PFIC, such shareholders be subject to the foregoing rules even if we cease to be a PFIC.

        We believe that we will not be classified as a PFIC for US federal income tax purposes for our current taxable year and we anticipate that we will not become a PFIC in any future taxable year based on our financial statements, our current expectations regarding the value and nature of our assets, and the sources and nature of our income. This conclusion, however, is a factual determination that must be made annually based on income and assets for the entire taxable year and thus may be subject to change. It is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year and our status in future years depends on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatilte, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

        If we were a PFIC, our shareholders could avoid certain tax consequences referred to above by making an election to treat us as a qualified electing fund or by electing to mark the ordinary shares to market. A US Holder may make a qualified electing fund election only if we furnish the US Holder with certain tax information and we do not presently intend to prepare or provide this information. Alternatively, a US Holder of PFIC stock that is publicly traded may elect to mark the stock to market annually and recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the US Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US Holder under the election for prior taxable years. This election is available for as long as our ordinary shares constitute “marketable stock,” which includes stock that is “regularly traded” on a “qualified exchange or other market.” We believe that the Nasdaq National Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq National Market or that the shares will be regularly traded for this purpose.

        The rules applicable to owning shares of a PFIC are complex, and our shareholders should consult with their own tax advisor regarding the tax consequences that would arise if we were treated as a PFIC.

Information Reporting and Back-up Withholding

        Dividend payments with respect to ordinary shares and proceeds from the sale or disposition of ordinary shares made within the United States or by a US payor or US middleman may be subject to information reporting to the Internal Revenue Service and possible US backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding also will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or otherwise is exempt from US backup withholding requirements. US Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

        Non-US Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-US Holder certifies to its foreign status, or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a US Holder’s US federal income tax liability and a US Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. Our shareholders are urged to consult their own tax advisor concerning the tax consequences of their particular situation.

Israeli Tax Considerations

        The following is a summary of the current material Israeli tax laws applicable to companies in Israel with special reference to its effect on us. This section also contains a discussion of certain Israeli government programs from which we may benefit and some Israeli tax consequences to persons acquiring ordinary shares in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 5% or more of our outstanding capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Accordingly, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

        Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

        Israeli companies are generally subject to corporate tax on their taxable income at a rate that is 31% for the 2006 tax year. This rate was 34% in the 2005 tax year and 35% in the 2004 tax year and will be 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% thereafter. However, as discussed below, the rate is effectively reduced for income derived from an “approved enterprise.”

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The provisions that are material to us, are summarized as follows:

■	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the above excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the Israeli consumer price index.

■	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

■	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

        Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with changes in the Israeli consumer price index. We are taxed under this law. The difference between the change in the Israeli consumer price index and the exchange rate of Israeli currency in relation to the dollar may in future periods cause significant differences between taxable income and the income measured in dollars as reflected in our consolidated financial statements.

Law for the Encouragement of Capital Investments, 1959

        The Law for Encouragement of Capital Investments, 1959, which we refer to as the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits, including cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility into which the investment is made and/or the election of the grantee.

        In April 2005, a comprehensive amendment to the Investment Law came into effect. Our current tax benefits are subject to the provisions of the Investment Law prior to its revision, while new benefits that will be received in the future, if any, will be subject to the provisions of the Investment Law, as amended. Accordingly, the following discussion is a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the new legislation.

        According to the Investment Law prior to its amendment, in order to obtain benefits, an approval from the Investment Center of the Israeli Ministry of Industry and Trade had to be obtained. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

        An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, in lieu of the foregoing, participate in an alternative benefits program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a defined period of time. The period of tax exemption ranges between two and 10 years, depending upon the location within Israel of the Approved Enterprise and the type of Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise would be eligible for the otherwise applicable reduced tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise should not be divided between the different Approved Enterprises and would therefore not enjoy tax benefits.

        Income derived from an Approved Enterprise is generally subject to a tax rate of 25% for a period of seven years. However, further reductions in tax rates depending on the percentage of the non-Israeli investment in a company’s share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The tax rate is 20% if the non-Israeli investment level is 49% or more but less than 74%, 15% if the non-Israeli investment level is 74% or more but less than 90%, and 10% if the non-Israeli investment level is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years or 10 years with respect to a company whose foreign investment level exceeds 25% during the first year in which the Approved Enterprise has taxable income after utilizing its net operating losses. The period of benefits may in no event, however, exceed the lesser of (a) 12 years from the year in which the program was activated and (b) 14 years from the year of receipt of Approved Enterprise status.

        Telematics Wireless’ facilities have been granted “Approved Enterprise” status. We have elected to participate in the alternative benefits program. Under the terms of our Approved Enterprise program, our income from that Approved Enterprise will be tax-exempt for a period of two years, commencing with the year in which we first generate taxable income from the relevant Approved Enterprise, and is subject to a reduced tax rate for an additional period of up to a total of five years from when the tax exemption began. We cannot assure you that the current benefit program will continue to be available or that we will continue to qualify for its benefits.

        A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including withholding tax thereon) at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%). The dividend recipient is taxed at the reduced withholding tax rate of 15%, applicable to dividends from the Approved Enterprises if the dividend is distributed within 12 years after the benefits period or other rate provided under a treaty. The withholding tax rate will be 25% after such period or a lower rate as provided by a relevant treaty. In the case of a company with a foreign investment level (as defined by the Investment Law) of 25% or more, the 12-year limitation on reduced withholding tax on dividends does not apply.

        The Investment Law also provides that an Approved Enterprise is entitled to accelerated tax depreciation on property and equipment included in an approved investment program.

        The benefits available to an Approved Enterprise are conditional upon our fulfilling certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we were to violate those conditions, in whole or in part, we would be required to refund the amount of tax benefits, plus an amount linked to the Israeli consumer price index, plus interest and penalties. We believe that our Approved Enterprise operates in substantial compliance with all of these conditions and criteria.

        Pursuant to the recent amendment to the Investment Law, only Approved Enterprises receiving cash grants require the approval of the Investment Center. Approved Enterprises that do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval. In lieu of such approval, these Approved Enterprises are required to make certain investments as specified in the law. Such Approved Enterprises may, at their discretion, elect to apply for a pre-ruling from the Israeli tax authorities confirming that they are in compliance with the provisions of the law.

        The amended Investment Law specifies certain conditions that an Approved Enterprise has to comply with in order to be entitled to benefits. These conditions include:

■	that the Approved Enterprise's revenues from any single country not exceed 75% of the Approved Enterprise's total revenues; or

■	that 25% of the Approved Enterprise’s revenues during the benefits period be derived from sales into a single country with a population of at least 12 million.

        In addition, the amendment addresses benefits that are being granted to Approved Enterprises and the length of the benefits period. For example, under the alternative program, an Approved Enterprise located in certain areas that used to be tax-exempt is now entitled to elect to pay an 11.5% tax rate instead, and, in such case, upon the distribution of its profits, no additional corporate tax will be paid. In addition, if an Approved Enterprise elects to pay the 11.5% tax rate, dividends that may be distributed to foreign residents will be subject only to a 4% withholding tax.

        There can be no assurance that we or our subsidiaries will comply with the above conditions in the future or that we will be entitled to any additional benefits under the investment law. In addition, we cannot assure you that we will designate the profits that are being distributed in a way that would reduce shareholders’ tax liability.

Law for the Encouragement of Industry (Taxes), 1969

        We believe that our subsidiary, Telematics Wireless, which is part of our consolidated operations, currently qualifies as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, which we refer to as the Industry Encouragement Law. The Industry Encouragement Law defines an Industrial Company as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production.

        The following corporate tax benefits, among others, are available to Industrial Companies:

■	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

■	accelerated depreciation rates on equipment and buildings;

■	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

■	expenses related to a public offering are deductible in equal amounts over three years.

        Telematics Wireless’ status as an industrial company is not contingent upon the receipt of prior approval from any government authority. However, entitlement to certain benefits under the law is conditioned upon receipt of approval from Israeli tax authorities. Also, the Israeli tax authorities may determine that Telematics Wireless does not qualify as an industrial company, which would entail the loss of the benefits that relate to this status. In addition, Telematics Wireless might not continue to qualify for industrial company status in the future, in which case the benefits described above might not be available to it in the future.

Tax Benefits for Research and Development

        Israeli tax law allows a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development are for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

        Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

        Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, (i) Israeli companies publicly traded on a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel (such as Nasdaq), or (ii) companies dually traded on both the TASE and Nasdaq or another recognized stock market outside of Israel (such as Ituran). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Adjustments Law; or (3) shareholders who acquired their shares prior to an initial public offering; or (4) the sale of shares to a relative (as defined in the Tax Ordinance).

        As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Material Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the higher of the average closing share price in the three trading days preceding January 1, 2003, and cost.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq), provided however that such shareholders did not acquire their shares prior to an initial public offering, that such capital gains are not derived from a permanent establishment in Israel, and that such shareholders are not subject to the Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, under the convention between the United States and Israel concerning taxes on income, as amended, or the U.S.-Israel Tax Treaty, generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of shares by a person who holds the shares as a capital asset and who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and who is entitled to claim the benefits available by the U.S.-Israel Tax Treaty. However, this exemption will not apply if (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Shareholders

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a Material Shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise are subject to withholding tax at a rate of 15%.

        Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a treaty U.S. resident is 25% or 15% if the dividends are generated by an Approved Enterprise (or Benefited Enterprise). Such tax rate is reduced to 12.5% for dividends not generated by an Approved Enterprise (or Benefited Enterprise) if the non-resident is a U.S. corporation and holds 10% or more of our voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable

G.	STATEMENT BY EXPERTS

Not Applicable

H.	DOCUMENTS ON DISPLAY

        We are required to file reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the Securities and Exchange Commission may be inspected and copied at the Securities and Exchange Commission’s public reference facilities described below. We are not required to file periodic information as frequently or as promptly as United States companies. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements; and our officers, directors and principal shareholders are exempt from the reporting and other provisions of Section 16 of the Exchange Act.

        You may review a copy of our filings with the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such materials at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we are now required to file through the Securities and Exchange Commission’s EDGAR system and our periodic filings are therefore available on the Securities and Exchange Commission’s Web site. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

I.	SUBSIDIARY INFORMATION

Not Applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal market risks to which we are exposed as a result of our operations are foreign exchange rate risks and interest rate risks.

Foreign exchange rate risk

        Although we report our consolidated financial statements in dollars, in 2004 and in 2005, a portion of our revenues and expenses was derived in other currencies. In the year 2004 and 2005, we derived approximately 45.6% and 48.9% of our revenues in dollars, 33.3% and 20.4% in NIS, 15.8% and 23.3% in Brazilian Reals and 5.3% and 7.4% in Argentine Pesos, respectively. In the year 2004 and 2005, 43.5% and 44.2% of our expenses were incurred in dollars, 41.5% and 35.2% in NIS, 11.2% and 15.5% in Brazilian Reals and 3.8% and 5.1% in Argentine Pesos, respectively.

        Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. As of December 31, 2005, accumulated other comprehensive income increased by $0.9 million compared to December 31, 2004. As of December 31, 2004, accumulated other comprehensive income decreased by $0.5 million compared to December 31, 2003. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

        The fluctuation of the other currencies in which we incur our expenses or generate revenues against the NIS or the dollar has had the effect of increasing or decreasing (as applicable) reported revenues, cost of revenues and operating expenses in such foreign currencies when converted into dollars from period to period. The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and operating income for the periods indicated:

	Year Ended December 31,
	2005		2004		2003
	Actual	At 2004 exchange rates(1)	Actual	At 2003 exchange rates(1)	Actual	At 2002 exchange rates(1)
	(In thousands)

Revenues	$90,126	$86,653	$77,926	$77,263	$64,071	$63,440
Gross profit	42,540	40,761	36,038	35,895	26,623	26,947
Operating income	19,922	19,065	18,263	18,370	10,286	10,929

(1) Based on average exchange rates during the period.

        In the past, we entered into foreign currency forward contracts generally of 12 to 18 months’ duration to hedge a portion of our foreign currency risk on the subscription fees payable in connection with our location-based services. The objective of these transactions is to hedge cash flow against fluctuations in the exchange rates of the dollar, NIS, Brazilian Real and Argentine Peso. All these contracts expired in September 2004. Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under FAS No. 133, the results of which are reflected in our income statements as revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, gross profit and operating income to fluctuate.

        In addition, due to increased fluctuations in the exchange rate of the US dollar vis-a-vis the Israeli Shekel in 2002, in December 2002 we commenced acquiring derivative financial instruments in order to convert currency fluctuation risks related to our US dollar denominated loans from the US dollar to other currencies which we thought would be more stable. We do not anticipate entering into such transactions in the future unless we incur significant debt in currencies that are different from the functional currency of the entity within our group incurring such debt, and any decision to enter into such transactions will require the approval of our Board of Directors and will only be made after consulting with our advisors. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and are reflected in financing expenses, net. As of June 2005, we have no more open positions on such derivative financial instruments and any remaining effects on our financial results from such derivative financial instruments are reflected in our financial results for the second quarter of 2005 and will not affect our results of operations for any subsequent period.

Interest rate risk

        We invest our cash balances primarily in bank deposits and therefore, we are exposed to market risks resulting from changes in general interest rates, primarily in the United States and Israel, but we do not believe such risks to be material. We do not use derivative financial instruments to limit exposure to interest rate risk.

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

        Effective as of September 27, 2005, our shareholders adopted amended and restated articles of association. These amended and restated articles were primarily adopted in order to match the provisions of the new Israeli Companies Law. Therefore, most of the material modifications were prescribed by the changes in the companies’ law. In addition, the amended and restated articles of association provided for a staggered board of directors as more fully discussed in Item 6.C. – “Board Practices” under the caption “Board of Directors” above.

E.	USE OF PROCEEDS

        The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-128028) relating to the initial public offering of our ordinary shares, was September 27, 2005. The offering was managed by UBS Securities LLC, JP Morgan Securities Inc., William Blair & Company, LLC and C.E. Unterberg, Towbin, LLC.

        In the offering, we sold 4,256,000 ordinary shares for an aggregate offering price of $55.3 million and the selling shareholders, sold 1,064,000 shares for an aggregate offering price of $13.8 million.

        The amount of the underwriting discount paid by us in the offering was $3.6 million and the expenses of the offering, not including the underwriting discount, were approximately $2.3 million.

        Net proceeds to us from our initial public offering in the United States were approximately $49.4 million. Since our public offering of our shares on the Nasdaq National Market, we did not use these proceeds.

ITEM 15.	CONTROLS AND PROCEDURES

        An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and the person serving in the capacity of our chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, our chief executive officer and person serving in the capacity of our chief financial officer concluded that our disclosure controls and procedures were effective, although certain additional procedures should be devised with respect to our foreign subsidiaries.

        During the period covered by this report, no material changes in our internal control over financial reporting have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors determined that Mr. Israel Baron, one of our independent directors, is an “audit committee financial expert”, as defined by the applicable regulations promulgated under Section 407 of the Sarbanes-Oxley Act.

ITEM 16B.	CODE OF ETHICS

        In 2005, we have adopted a Code of Ethics that applies to our senior management, including chief executive officer, chief financial officer, internal auditor and other individuals performing similar functions. This code of ethics has been posted on our website at www.ituran.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fahn Kanne & Co., a member firm of Grant Thornton International has served as our independent public accountants for each of the fiscal years ended in the three-year period ended December 31, 2005. The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & Co., for the year ended December 31:

	2005	2004
	($ in thousands)

Audit Fees	100	99
Audit Related Fees	7	-
Tax Fees	19	-
All Other Fees	2	2
Total	128	101

        The audit fees for the years ended December 31, 2005 and 2004, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran, and assistance with review of documents filed with the SEC.

        Tax fees for the years ended December 31, 2005 and 2004, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits.

        Our audit committee has pre-approved certain audit and non-audit services provided by Fahn Kanne & Co. during the year 2005, up to a certain amount.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDRDS FOR AUDIT COMMITTEES

        In reliance upon Nasdaq Marketplace Rule 4350(a)(1), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of its board of directors be independent, as defined in Marketplace Rule 4350(c), (ii) an audit committee comprised solely of members who are able to read and understand fundamental financial statements as required by Nasdaq Marketplace Rule 4350(d)(2) or (iii) a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4). As a result, we have elected to follow Israeli law regarding independence requirements of our Board of Directors and the composition of our Board of Directors will remain as is. See “External directors.” Similarly, we have elected to follow Israeli law with regard to the composition of our existing audit committee, which has three independent (as defined in Marketplace Rule 4350(c)) members, two of whom are “external directors” under the Israeli Companies Law and meet the requirements of Nasdaq Marketplace Rule 4350(d)(2) and at least one of which meets the requirement of the Directive of the Israel Securities Authority that one non-employee member has “financial and accounting skills” to, among other things, understand, on a high level, matters relating to business, accounting, internal auditing and financial statements. See also “Audit committee.” In addition, our Board of Directors has not appointed a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4) and, instead, elected to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, Board of Director members (other than the External Directors) are nominated by our Board of Directors, as is the custom in Israel. By law, shareholders holding at least 1% of a company’s voting rights may nominate directors and our company complies with this law. External Directors are nominated by the board of directors and must be elected at the shareholders general meeting that must approve them by a majority and in addition, either (i) one third of the non-controlling shareholders participating in such vote have voted for such External Directors; or (ii) the shareholders opposing such nomination that are not controlling shareholders must not represent in excess of 1% of the total voting rights in the company.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Changes in Shareholders' Equity	F-6-F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-10-F-39

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Articles of Association of the Company (1)

1.2	Form of Memorandum of Association of the Company (English Translation) (1)

2.1	Shareholders Agreement, dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management, Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky, and Yigal Shani (English translation). (1)

2.2	Form of Amendment to Shareholders Agreement dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management and Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky and/or T.S.D. Holdings Ltd., and Yigal Shani and/or G.N.S. Holdings Ltd. (English translation). (1)

4.1	Radio Location System License Agreement, dated December 16, 1993, by and between Pactel Teletrac and Tadiran Ltd. (1)

4.2	Assignment, Assumption, Consent and Amendment Agreement, dated April 30, 1996, by and between Teletrac, Inc, Airtouch Services, Tadiran Ltd. and the Registrant. (1)

4.3	Amendment Agreement (to Assignment, Assumption, Consent and Amendment Agreement dated April 30, 1996), dated March 1, 1999, by and between Teletrac, Inc. and the Registrant. (1)

4.4	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)

4.5	Radio Location System License Agreement, dated July 13, 1999, made by and among Teletrac, Inc., Teletrac License, Inc. and Ituran U.S.A. Inc. (1)

4.6	Amendment No. 1 to Radio Location System License Agreement, dated May 8, 2000, made by and among Teletrac, Inc., Teletrac License, Inc. and Ituran U.S.A. Inc. (1)

4.7	Integrated Base Station Unit Development Agreement, dated December 13, 1996, by and between Teletrac, Inc., Tadiran Telematics Ltd. (1)

4.8	License and Ownership Agreement, dated as of September 29, 1999, by and between Tadiran Telematics Ltd. and Teletrac, Inc. (1)

4.9	Radio Location System License Agreement, dated March 1, 1999, by and between Teletrac, Inc. and Beheermaatschappij de Rooij B.V. (1)

4.10	Radio Location System License Agreement, dated December 21, 1999, by and between Teletrac, Inc. and Greenport Enterprises A.V.V., and assignment thereof to Ituran NY Corporation dated January 1, 2002. (1)

4.11	License and Supply Agreement for Radio Location System, dated August 31, 2004, by and between Vision Plant Inc. and Telematics Wireless Ltd. and ancillary Representation Agreement, dated June 2004 (1)*

4.12	Amendment No. 1 to the License and Supply Agreement for Radio Location System between Korean Location Information and Communications Company Ltd. and Telematics Wireless Ltd., dated June 15, 2005.(1)*

4.13	Agreement for the Supply of Ituran Ltd. Radio Location System in greater China, dated August 29, 2004, by and between Golden Net Communication Technology Ltd., Digitrack (China) Group Co. Ltd. and Telematics Wireless Ltd., and ancillary Cooperation and Annex I-2-Beijing Ituran System Deployment in Beijing Statement of Work, Prices, and Terms of Payment, dated March 23, 2005. (1)*

4.14	Cooperation Agreement, dated December 3, 2000, made by and between Arad Technologies Ltd. and Tadiran Telematics Ltd. (English translation). (1)*

4.15	RMR Production Agreement, dated June 14, 2001, by and between Arad Technologies Ltd. and Tadiran Telematics Ltd.(1)*

4.16	Appendix to the Cooperation Agreement and RMR Production Agreement, dated December 11, 2002, by and between Arad Technologies Ltd. and Telematics Wireless Ltd. (English translation). (1)*

4.17	Second Appendix to the Cooperation Agreement and RMR Production Agreement, dated December 28, 2003, by and between Arad Technologies Ltd. and Telematics Wireless Ltd. (English translation). (1)*

4.18	Third Appendix to the Cooperation Agreement and RMR Production Agreement, dated December 28, 2004, made by and between Arad Technologies Ltd. and Telematics Wireless Ltd. (English translation).(1)*

4.19	CIH-Transponders Supply Agreement, dated December 3, 2000, by and between Derech Eretz Highways (1997) Ltd. and Tadiran Telematics Ltd. (1)

4.20	Agreement with an Independent Contractor, dated February 1, 2003, by and between the Registrant, Izzy Sheratzky, and A. Sheratzky Holdings Ltd. (English translation). (1)

4.21	Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Eyal Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002, and resolution of the Registrant's shareholders dated February 24, 2004 (English translation). (1)

4.22	Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Nir Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002 ,and resolution of the Registrant's shareholders dated February 24, 2004 (English translation). (1)

4.23	Individual Employment Agreement, dated August 1, 1995, by and between Moked Ituran Partnership (1995) and Jacob Suet (English translation). (1)

4.24	Individual Employment Agreement, dated August 20, 1995, by and between Moked Ituran Partnership (1995) and Harel Broida (English translation). (1)

4.25	Individual Employment Agreement, dated July 15, 1998, by and between Moked Ituran Partnership (1995) and Shlomo Kaminsky (English translation). (1)

4.26	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)

4.27	Agreement, dated December 30, 2002, by and between the Registrant, Eddy Kafry, Avri Franko, Roman Sternberg and Telematics Wireless Ltd. (English translation) (1)

4.28	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)

4.29	Lease Agreement, dated September 13, 1998, by and between Tadiran, Ltd. and Tadiran Telematics, Ltd., and addendum thereof, dated May 29, 2002 (English translation). (1)

4.30	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)

4.31	Deed of undertaking and indemnification, dated November 12, 2000, executed by the Registrant to the benefit of Bank Hapoalim, B.M. on behalf of Ituran Localizacao e Controle (English translation). (1)

4.32	Indenture, dated August 6, 2001, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)

4.33	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (floating lien) (English translation). (1)

4.34	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)

4.35	Deed of undertaking for repayment of loan, dated May 20, 2004, made by the Registrant in favor of Bank Hapoalim, B.M. (English translation). (1)

4.36	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)

4.37	Lease Agreement, dated November 23, 2001, by and between Ituran de Argentina S.A. and El Sr. Mario Galuppo (English translation). (1)

4.38	Lease Agreement, dated September 7, 2001, by and between Ituran de Argentina S.A. and El Sr. Gustavo Eduardo Bazan (English translation). (1)

4.39	Form of Directors' Letter of Indemnity (English translation). (1)

4.40	Form of Underwriting Agreement (1)

8	List of significant subsidiaries

12.1	Certification by chief executive officer as required by Rule 13a-14(a).

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13	Certification by co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1) Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005.
* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2005

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2005

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the 2003 and 2004 financial statements of a certain subsidiary, whose assets included in the consolidation constituted approximately 6.5% of total consolidated assets as of December 31, 2004, and whose revenues included in the consolidation constituted approximately 13% and 10% of total consolidated revenues for the years ended December 31, 2003 and 2004, respectively. The financial statements of this subsidiary were audited by other independent auditors, whose report has been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of this company, is based solely on the report of the other independent auditors.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Fahn Kanne & Co. Certified Public Accountants (Isr.) Member firm of Grant Thornton International

Tel-Aviv, Israel
June 21, 2006

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2004		2005

Current assets

Cash and cash equivalents	4,604		58,429
Accounts receivable (net of allowance for doubtful accounts)	19,993		22,494
Other current assets (Note 2)	1,614		2,747
Contracts in process, net (Note 3)	30		-
Inventories (Note 4)	6,416		6,330

	32,657		90,000

Long-term investments and debit balances

Investments in affiliated companies (Note 5)	821	(*)	872
Accounts receivable	-		280
Deposit	1,393		1,300
Deferred income taxes (Note 16)	5,507		5,168
Funds in respect of employee rights upon retirement	2,854		2,959

	10,575		10,579

Property and equipment, net (Note 6)	9,204		9,904

Intangible assets, net (Note 7)	3,676		3,201

Goodwill (Note 8)	2,911	(*)	2,800

Total assets	59,023		116,484

(*)     Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2004	2005

Current liabilities

Credit from banking institutions - mainly current maturities of long-term loans
(Note 9)	6,586	3,315
Accounts payable	10,574	10,298
Deferred revenues	3,824	3,900
Other current liabilities (Note 10)	9,165	11,492

	30,149	29,005

Long-term liabilities

Long-term loans from banking institutions (Note 11)	3,615	373
Liability for employee rights upon retirement	4,256	4,504
Deferred income taxes (Note 16)	-	212

	7,871	5,089

Contingent liabilities, liens and guarantees (Note 12)

Minority interest	108	734

Capital Notes (Note 13)	5,894	5,894

Shareholders' equity (Note 14)
Share capital - ordinary shares of NIS 0.33 1/3 par value:	1,626	1,953
Authorized - December 31, 2004, 2005 - 22,575,000 shares, December 31, 2005 -
60,000,000 shares
Issued and outstanding - December 31, 2004 - 18,595,197 shares, December 31, 2005
- 23,091,383 shares
Additional paid-in capital	23,876	73,554
Accumulated other comprehensive loss	(2,487)	(3,409)
Cost of Company shares held by subsidiaries - December 31, 2004 and 2005 -
20,736 shares	(384)	(384)
Accumulated deficit	(7,630)	4,048

Total shareholders' equity	15,001	75,762

Total liabilities and shareholders' equity	59,023	116,484

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except per share data)	2003	2004	2005

Revenues:
Location-based services	32,088	36,549	44,128
Wireless communications products	23,527	33,461	43,806
Other	8,456	7,916	2,192

	64,071	77,926	90,126

Cost of revenues:
Location-based services	12,258	12,944	14,987
Wireless communications products	19,071	23,224	30,956
Other	6,119	5,720	1,643

	37,448	41,888	47,586

Gross profit	26,623	36,038	42,540
Research and development expenses	1,692	2,020	2,799
Selling and marketing expenses	2,888	4,074	4,876
General and administrative expenses	11,443	11,693	14,959
Other expenses (income), net	314	(12)	(16)

Operating income	10,286	18,263	19,922
Financing income (expenses), net (Note 15)	(616)	(2,059)	906

Income before taxes on income	9,670	16,204	20,828
Taxes on income (Note 16)	(3,417)	(4,423)	(5,295)

	6,253	11,781	15,533
Share in losses of affiliated companies, net	(235)	(324)	(355)
Minority interests in income of subsidiaries	(173)	(238)	(803)

Net income for the year	5,845	11,219	14,375

Earnings per share (Note 17):
Basic	0.32	0.60	0.73

Diluted	0.31	0.58	0.71

Weighted average number of shares outstanding (in thousands):
Basic	18,273	18,585	19,736

Diluted	19,086	19,192	20,254

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	(in thousands)
	Ordinary shares		Receipts on account of shares	Additional paid in capital	Accumulated other comprehensive income (loss)	Accumu- lated deficit	Cost of Company shares held by subsidiaries	Deferred compensation	Total
	Number of shares	Amount of shares

US dollars

Balance as of January 1, 2003	17,826	1,572	1,320	23,423	(2,712)	(23,367)	(2,595)	(562)	(2,921)

Changes during 2003:

Net income	-	-	-	-	-	5,845	-	-	5,845
Gains in respect of derivative instruments designated for cash flow
hedge, net of related taxes	-	-	-	-	366	-	-	-	366
Translation losses of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to
the reporting currency	-	-	-	-	88	-	-	-	88

Total comprehensive loss									6,299
Amortization of deferred compensation related to employee stock
option plans	-		-	(41)	-			433	392
Issuance of share capital	715	50	(1,320)	1,289	-	-	-	-	19

Balance as of December 31, 2003	18,541	1,622	-	24,671	(2,258)	(17,522)	(2,595)	(129)	3,789

Changes during 2004:

Net income	-	-	-	-	-	11,219	-	-	11,219
Losses in respect of derivative instruments designated for cash flow
hedge, net of related taxes	-	-	-	-	(644)	-	-	-	(644)
Translation losses of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to
the reporting currency	-	-	-	-	415	-	-	-	415

Total comprehensive income									10,990
Amortization of deferred compensation related to employee stock
option plans	-	-	-	-	-	-	-	129	129
Issuance of share capital	54	4	-	-	-	-	-	-	4
Sale of Company shares held by subsidiary	-	-	-	(795)	-	-	2,211	-	1,416
Dividend paid	-	-	-	-	-	(1,327)	-	-	(1,327)

Balance as of December 31, 2004	18,595	1,626	-	23,876	(2,487)	(7,630)	(384)	-	15,001

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (cont.)

	(in thousands)
	Ordinary shares		Receipts on account of shares	Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earning (accumu -lated deficit)	Cost of Company shares held by subsidiaries	Deferred compensation	Total
	Number of shares	Amount of shares

US dollars

Balance as of January 1, 2005	18,595	1,626	-	23,876	(2,487)	(7,630)	(384)	-	15,001

Changes during 2005:

Net income	-	-	-	-	-	14,375	-	-	14,375
Translation losses of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to
the reporting currency	-	-	-	-	(922)	-	-	-	(922)

Total comprehensive income									13,453

Modification of terms of fully vested employee stock options	-	-	-	243	-	-	-	-	243
Issuance of share capital, net	4,464	325	-	49,064	-	-	-	-	49,389
Exercise of warrants	33	2	-	371	-	-	-	-	373
Dividend paid	-	-	-	-	-	(2,697)	-	-	(2,697)

Balance as of December 31, 2005	23,092	1,953	-	73,554	(3,409)	4,048	(384)	-	75,762

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2003	2004	2005

Cash flows from operating activities

Net income for the period	5,845	11,219	14,375

Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	3,482	3,536	3,341
Exchange differences on principal of deposit and loans, net	(804)	373	104
Increase (decrease) in liability for employee rights upon retirement	(302)	424	521
Share in losses of affiliated companies, net	235	324	355
Deferred income taxes	2,193	1,183	301
Amortization of deferred compensation related to employee stock option
plans, net	392	129	243
Capital gains on sale of property and equipment, net	(72)	(40)	(16)
Minority interests in income of subsidiaries, net	173	238	803
Increase in accounts receivable	(627)	(3,002)	(4,912)
Decrease (increase) in other current assets	344	(1,003)	(1,028)
Decrease (increase) in inventories and contracts in process, net	3,633	(1,259)	(269)
Increase (decrease) in accounts payable	(822)	2,582	460
Increase in deferred revenues	267	1,033	321
Increase in other current liabilities	1,850	1,937	3,159

Net cash provided by operating activities	15,787	17,674	17,758

Cash flows from investing activities

Decrease (increase) in funds in respect of employee rights upon
retirement, net of withdrawals	83	(366)	(288)
Capital expenditures	(2,339)	(2,374)	(3,540)
Proceeds from sale of property and equipment	109	125	133
Purchase of intangible assets and minority interest	(67)	(295)	(746)
Loan granted to affiliated company	-	-	(452)

Net cash used in investment activities	(2,214)	(2,910)	(4,893)

Cash flows from financing activities

Short-term credit from banking institutions, net	(12,642)	(8,560)	181
Receipt of long-term loans	5,119	9,360	-
Repayment of long-term loans	(3,586)	(15,035)	(6,290)
Dividend paid	-	(1,327)	(2,697)
Proceeds from sale of Company shares held by a subsidiary	-	1,416	-
Proceeds from exercise of options by employees	19	4	15
Proceeds from exercise of warrants	-	-	373
Issuance of capital shares, net	-	-	49,673

Net cash provided by (used in) financing activities	(11,090)	(14,142)	41,255

Effect of exchange rate changes on cash and cash equivalents	108	64	(295)

Net increase in cash and cash equivalents	2,591	686	53,825
Balance of cash and cash equivalents at beginning of period	1,327	3,918	4,604

Balance of cash and cash equivalents at end of period	3,918	4,604	58,429

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Supplementary information on investing activities not involving cash flows

At December 31, 2004 and 2005, trade payables included US$ 62,000 and US$ 196,000, respectively, in respect of the acquisition of property and equipment, and goodwill.

At December 31, 2004, the balance of accounts payable included an amount of US$ 527,000, in respect of the acquisition of the minority interest in subsidiaries.

At December 31, 2005, accounts payable and other credit balances included an amount of US$ 299,000 in respect of issuance expenses.

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2003	2004	2005

Interest paid	1,010	1,198	324

Income taxes paid	587	754	2,049

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994. The Company and its subsidiaries (the “Group”) are engaged in the provision of location-based services and machine-to-machine wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

2.	Share split

On September 22, 2005, the Company effected a share split pursuant to which each of its ordinary shares was converted into 3 ordinary shares. Unless otherwise noted, all share and per share amounts for all periods presented have been retroactively restated to give effect to this share split.

3.	Functional currency and translation to the reporting currency

The functional currency of the Company and its subsidiaries located in Israel is the New Israeli Shekel (“NIS”), which is the local currency in which those entities operate. The functional currency of the foreign subsidiaries of the Group is their representative local currency.

The consolidated financial statements of the Company and all of its subsidiaries were translated into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“FAS”) No. 52 of the U.S. Financial Accounting Standards Board (“FASB”). Accordingly, assets and liabilities were translated from local currencies to U.S. dollars using year-end exchange rates, and income and expense items were translated at average exchange rates during the year.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reflected in shareholders’ equity, under “accumulated other comprehensive income (loss)".

Balances denominated in, or linked to foreign currency are stated on the basis of the exchange rates prevailing at the balance sheet date. For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	General (cont.)

3.	Functional currency and translation to the reporting currency (cont.)

The following table presents data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one US dollar	Israeli CPI(*)

At December 31,
2005	NIS 4.603	117.04 points
2004	NIS 4.308	114.32 points
2003	NIS 4.379	112.95 points
Increase (decrease) during the year:
2005	6.85%	2.38%
2004	(1.62)%	1.21%
2003	(7.56)%	(1.89)%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 1998 average = 100.

4.	Accounting principles

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

5.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

B.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, the term “subsidiary” refers to a company over which the Company exerts control (ownership interest of more than 50%), and the financial statements of which are consolidated with those of the Company. Significant intercompany transactions and balances were eliminated upon consolidation; profits from intercompany sales, not yet realized outside of the Group, were also eliminated.

C.	Cash and cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

D.	Company shares held by subsidiaries

Company shares held by subsidiaries are presented as a reduction of shareholders’ equity, at their cost to the subsidiaries, under the caption “Cost of Company shares held by subsidiaries”. Gains on sale of these shares, net of related income taxes, are recorded as additional paid-in capital.

Losses on the sale of such shares, net of related income taxes, are recorded as deductions from additional paid-in capital to the extent that previous net gains from sales are included therein, otherwise in retained earnings.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Company has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with such customers and the information available on such customers. See Note 20(A).

The allowance in respect of trade receivables at December 31, 2004 and 2005 was US$ 195,000 and US$ 548,000, respectively.

F.	Contracts in process

The contracts in process are presented at cost, less customer advances, less a portion of the costs expensed in prior periods (concurrent with the applicable revenue based on percentage of completion), and less the entire expected loss on projects, if any.

Cost includes direct costs of materials, labor, subcontractors, and other direct costs.

G.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: raw materials and finished products – mainly on the basis of average cost; work in progress – on the basis of direct production costs including materials, labor and subcontractors, plus the allocated portion of indirect production costs, on an average basis.

H.	Investment in affiliated companies

Investments in companies in which the Group has significant influence (ownership interest of between 20% and 50%) but less than a controlling interest, which are not subsidiaries (“affiliated companies”), are accounted for by the equity method. Income on intercompany sales, not yet realized outside of the Group, was eliminated.

I.	Derivatives

The Company carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts) which are designed to hedge the cash flows expected to be received from forecasted revenues resulting from subscription fees, denominated in currencies other than the functional currency of the Company. Such transactions were designated as hedging instruments on the date that the Company entered into such derivative contracts, and qualify as cash flow hedges under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. For such derivatives, the critical terms are matched to those of the hedged transaction with respect to currency, amount and period, in accordance with the risk management policy of the Company. As a result, subsequent fluctuations of foreign exchange rates have no effect on the correlation between those contracts and hedged transactions. Therefore, the hedging relationship of such derivative and hedged transaction is considered highly effective and there is no ineffectiveness to be recognized in earnings, as long as the critical terms of the hedging relationship are maintained.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Derivatives (cont.)

As a result, the changes in fair value of the derivative are reported as “other comprehensive income” under “gains in respect of derivative instruments designated for cash flow hedge, net of related taxes”, and are recognized in the statements of income when the hedged transaction affects earnings.

All other derivatives which do not qualify for hedge accounting under FAS No. 133, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financing expenses, net.

J.	Property and equipment

1.	Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

2.	Rates of depreciation:

%

Operating equipment (mainly 10%-20%)	6.5-33
Office furniture, equipment and computers	7-33
Vehicles	15
Leasehold improvements	Duration of lease which is
less or equal to useful life

K.	Impairment of long-lived assets

The Group’s long-lived assets are reviewed for impairment in accordance with FAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company has not recorded any impairment losses in the reported periods.

L.	Deferred income taxes

The Group accounts for income taxes in accordance with FAS No. 109, Accounting for Income Taxes. According to FAS No. 109, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. Commencing on January 1, 2002, pursuant to the adoption of FAS No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but rather tested for impairment at least annually. As of December 31, 2004 and 2005, the Company has determined that there is no impairment with respect to Goodwill. Prior to the adoption of FAS No. 142, goodwill was amortized in equal annual installments over a period of 10 years.

Intangible assets are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FAS No. 142, as follows: technology usage rights and others – 10 years; licenses and patents – 7 years.

N.	Issuance costs of convertible capital notes

Costs incurred in respect of the issuance of convertible capital notes are deferred and expensed as financing expenses over the contractual life of the capital notes.

O.	Liability for employee rights upon retirement

The Company’s liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

The liability for employee rights upon retirement in respect of the employees of the non-Israeli subsidiaries of the Company, is calculated on the basis of the labor laws of the country in which the subsidiary is located and is covered by an appropriate accrual.

Severance expenses for the years ended December 31, 2003, 2004 and 2005, amounted to US$ 452,000, US$ 375,000 and US$ 604,000, respectively.

P.	Revenue recognition

Revenues are recognized in accordance with Staff Accounting Bulletin No. 104 Revenue Recognition when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, the Company does not recognize the revenues until the installation is completed.

The Company’s revenues are recognized as follows:

1.	Revenues from sales are recognized when title and risk of loss of the product pass to the customer (usually upon delivery).

2.	Revenues from installation services are recognized when the installation is completed.

3.	Revenues from subscription fees are recognized over the duration of the subscription period.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Revenue recognition (cont.)

4.	The Company recognizes revenues as gross or net in accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”). In most arrangements, the Company contracts directly with its end-user customers, it is the primary obligor and it carries all collectibility risk. Revenues under these arrangements are recorded on a gross basis.

In some cases, the Company is not considered as the primary obligor according to the criteria established in EITF 99-19, and serves only as distributors of products or services of other parties to end-user customers. In those instances, in accordance with EITF 99-19, the Company reports the revenues on a net basis.

5.	Revenues from certain long-term contracts:

The Company recognizes certain long-term contract revenues, in accordance with Statement of Position (“SOP”) 81-1, Accounting for Performance of Construction-Type and Certain Production Type Contracts.

Pursuant to SOP 81-1, revenue is recognized under the percentage of completion method. The Company measures the percentage of completion based on output criteria, such as the number of units delivered or the progress of the engineering process (in contracts that require network buildup before end units are sold).

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract.

The Company believes that the use of the percentage of completion method is appropriate, as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement. In all cases, the Company expects to perform its contractual obligations and the parties are expected to satisfy their obligations under the contract.

In contracts that do not meet all the abovementioned conditions, the Company utilizes zero estimates of profit; equal amounts of revenue and cost are recognized until results can be estimated with sufficient certainty.

Revenues and costs recognized pursuant to SOP 81-1 on contracts in process are subject to management estimates. Actual results could differ from these estimates.

6.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

7.	Sale and leaseback transactions

The Company accounts for sale and leaseback transactions in accordance with the provisions of FAS No. 13, Accounting for Leases as amended by FAS No. 28, Accounting for Sales with Leasebacks.

Accordingly, with respect of a certain leaseback transaction that was determined to be an operating lease and involving the use of more than a minor part but less than substantially all of the asset sold, the entire profit on the sale was deferred and amortized in proportion to rental payments over the term of the lease. There was no recognition of any profit at the date of the sale since the present value of the minimum lease payments exceeded the amount of the profit.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Warranty costs

The Company provides a warranty for its products to end-users at no extra charge. The Company estimates the costs that may be incurred under its warranty obligation and records a liability at the time the related revenues are recognized.

Among the factors affecting the warranty liability are the number of installed units and historical percentages of warranty claims. The Company periodically assesses the adequacy of the recorded warranty liability and adjusts the amount to the extent necessary. To date, warranty costs and the related liabilities have not been material.

R.	Research and development costs

1.	Research and development costs (other than computer software-related expenses) are expensed as incurred. Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

2.	Software Development Costs

FAS No. 86 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Research and development costs incurred in the process of developing product improvements or new products, are generally expensed as incurred, net of grants received from the Government of Israel for development of approved projects. Costs incurred by the Company between the establishment of technological feasibility and the point at which the product is ready for general release are insignificant.

3.	Purchased In-Process Research and Development

Purchased In-Process Research and Development (“IPR&D”) represents the value assigned in a purchase business combination to research and development projects of the acquired business that had commenced but had not yet been completed at the date of acquisition and which have no alternative use. In accordance with FAS No. 2 Accounting for Research and Development Costs, as clarified by FASB Interpretation No. 4, amounts assigned to IPR&D are expensed as part of the allocation of the purchase price of the business combination.

S.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2003, 2004 and 2005 amounted to US$ 2 million, US$ 3 million and US$ 3.7 million, respectively.

T.	Issuance of shares by affiliated companies

Capital gains arising from the issuance of shares by affiliated companies to third parties are carried to income on a current basis. Capital gains arising from the issuance of shares by an affiliated company to the extent that the issuing company is a newly formed company are carried to additional paid in capital.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

U.	Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year, net of Company shares held by subsidiaries.

In computing diluted earnings per share, basic earnings per share are adjusted to reflect the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method, and the conversion of the convertible capital notes, using the if-converted method. The assumed conversion of such convertible capital notes that have not been converted during the period, was based on the average quoted share prices prior to each balance date (see also Note 17 regarding the conversion mechanism).

V.	Stock based compensation

The Group accounts for its employee stock option plans using the fair value based method of accounting prescribed by FAS No. 123, Accounting for Stock-Based Compensation as amended by FAS No. 148.

According to FAS No. 123, the fair value of stock options granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model. The compensation cost is charged to expense over the vesting period using the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period.

The Company applied FAS No. 123 and Emerging Issue Task Force (“EITF”) No. 96-18 Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services with respect to options issued to non-employees.

W.	Comprehensive income (loss)

Comprehensive income, presented in shareholders’ equity, includes, in addition to net income:

(a) gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes, and (b) translation gains (losses) of non-Israeli currency financial statements of subsidiaries and affiliated companies and translation gains and losses from the translation of the functional currency to the reporting currency.

X.	Financial instruments with characteristics of both liabilities and equity

In May 2003, the FASB issued FAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. FAS No. 150 establishes standards governing how an issuer classifies and measures certain financial instruments having characteristics of both liabilities and equity. FAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and (except for certain instruments) is otherwise effective at the commencement of the first interim period beginning after June 15, 2003. The Company adopted FAS No. 150 effective July 1, 2003. The adoption of FAS No. 150 did not have a material effect on the Company’s financial position or results of operations.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.	Recently issued accounting pronouncements

FAS No. 123R, “Share-Based Payment”

In December 2004, the FASB issued FAS No. 123R, “Share-Based Payment” (FAS 123R), a revision of FAS No. 123, “Accounting for Stock Based Compensation (FAS 123). Among other items, FAS123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize in their financial statements, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date. The effective date of FAS 123R is the first reporting fiscal year period beginning after June 15, 2005, which is the first quarter 2006 for the Company.

In March 2005, the SEC issued Staff Accounting Bulletin 107 (“SAB 107”). In particular, SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income statement effects, disclosures and several other issues. The Company will apply the principles of SAB 107 in conjunction with the adoption of FAS 123R

As of December 31, 2005 The Company accounted for employees stock based compensation using the fair value based method of accounting under FAS 123.

Therefore the Company expects that the adoption of FAS 123R, would not have a material effect on the Company’s financial position or results of operations.

FAS151 “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”

In November 2004, the FASB issued FAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“FAS151”). FAS151 clarifies the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). FAS151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, it requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities.

As applicable to the Company, FAS151 will be effective for inventory costs incurred after January 1, 2006. The Company believes that FAS 151, when adopted, will not have a significant impact on its financial position or results of operations.

FAS154 “Accounting Changes and Error Corrections”

In May 2005, the FASB issued FAS154 “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (FAS154), FAS154 replaces APB Opinion 20, “Accounting Changes”, and FAS3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS154 applies to all voluntary changes in accounting principle, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

As applicable to the Company, the provisions of FAS 154 are effective as for the year beginning January 1, 2006. The adoption of this Standard is not expected to have a material effect on the Company’s financial position and results of operations.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.	Recently issued accounting pronouncements (cont.)

FAS 155 “Accounting for Certain Hybrid Financial Instruments”

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation.

This statement shall be effective for all financial instruments acquired or issued, or subject to remeasurement (new basis) after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year.

Management is currently evaluating the impact of this statement, if any, on the Company’s financial statements or its results of operations.

Z.	Certain comparative figures have been reclassified to the current year presentation.

NOTE 2	–	OTHER CURRENT ASSETS

Composition:

	US dollars
	December 31,
(in thousands)	2004	2005

Prepaid expenses	527	843
Government institutions	456	1,002
Deferred taxes	153	352
Minority shareholders in subsidiaries	226	-
Advances to suppliers	111	396
Employees	20	74
Related parties	2	1
Others	119	79

	1,614	2,747

NOTE 3	–	CONTRACTS IN PROCESS, NET

Composition:

	US dollars
	December 31,
(in thousands)	2004	2005

Cost of work	300	1,986
Less - portion expensed in prior periods	(268)	(1,986)

	32	-
Less - advances from customers	(2)	(28)

	30	(28	)(*)

(*)	As of December 31, 2005, advances from customers in excess of costs and the portion expensed in prior periods are included in other current liabilities.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	–	INVENTORIES

Composition:

	US dollars
	December 31,
(in thousands)	2004	2005

Finished products	3,472	3,696
Raw materials	1,732	1,915
Work in progress	1,212	719

	6,416	6,330

NOTE 5	–	INVESTMENTS IN AFFILIATED COMPANIES

A.	Locationet Systems Ltd. (“Locationet”)

The Company holds 21.28% of the shares of Locationet.

The balance of the Company’s investment in Locationet as of December 31, 2004 and 2005 was US$ 639,000 and US$ 530,000, respectively.

B.	Icomtrade Ltd. (“Icomtrade”)

The Company holds 50% of the shares of Icomtrade.

The balance of the Company’s investment in Icomtrade as of December 31, 2004 and 2005 was US$ 182,000 and US$ 169,000, respectively. As of December 31, 2004 and 2005, these balances included a loan in the amounts of US$ 178,000 and US$ 170,000, respectively.

The loan is linked to the Israeli Consumer Price Index.

C.	MatysOnBoard Ltd. (“Matys”)

The Company holds 25% of the shares of Matys.

The balance of the Company’s investment in MatysOnBoard Ltd. as of December 31, 2005 was US$ 173,000. As of December 31, 2005, this balance included a loan in the amount of US$ 452,000.

The loan is linked to the Israeli Consumer Price Index.

NOTE 6	–	PROPERTY AND EQUIPMENT, NET

Composition:

	US dollars
	December 31,
(in thousands)	2004	2005

Operating equipment	14,603	17,184
Office furniture, equipment and computers	4,211	5,089
Vehicles	591	697
Leasehold improvements	764	778

	20,169	23,748
Less - accumulated depreciation and amortization	(10,965)	(13,844)

	9,204	9,904

In the years ended December 31, 2003, 2004 and 2005, depreciation and amortization expense was US$ 2.5 million, US$ 2.8 million and US$ 2.8 million, respectively and additional equipment was purchased in an amount of US$ 2.2 million, US$ 2.3 million and US$ 3.5 million, respectively.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	–	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	US dollars
(in thousands)	December 31, 2004	2005	December 31, 2005	2005
	Unamortized balance	Original amount	Accumulated amortization	Unamortized balance

Technology usage rights	1,204	3,592	(2,709)	883
Purchase of licenses and patent registration	1,620	2,466	(972)	1,494
Others	852	4,535	(3,711)	824

	3,676	10,593	(7,392)	3,201

Amortization of intangible assets amounted to US$ 1.0 million, US$ 774,000 and US$ 526,000 for the years ended December 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2006 – US$ 474,000; 2007 –US$ 474,000; 2008 – US$ 474,000; 2009 – US$ 179,000; 2010 –US$ 179,000.

NOTE 8	–	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005, are as follows:

	US dollars
	Wireless communications products	Location based services		Cellular communications services	Total
	(in thousands)

Balance as of January 1, 2004	424 (*)	762		313	1,499
Changes during 2004:
Goodwill acquired during the year(*)	689	716		-	1,405
Translation differences	7	(5)		5	7

Balance as of December 31, 2004	1,120	1,473		318	2,911
Changes during 2005:
Goodwill acquired during the year(**)	43	187	(**)	-	230
Realization of goodwill through
partial sale of subsidiary shares
to other parties	(192)	-		-	(192)
Translation differences	(71)	(58)		(20)	(149)

Balance as of December 31, 2005	900	1,602		298	2,800

(*)	Derives from the acquisition of shares of the Brazilian subsidiaries from the minority interests therein.

(**)	Derives from the acquisition of an additional 1% of shares of the Argentine subsidiary from the minority interests therein.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	–	CREDIT FROM BANKING INSTITUTIONS – MAINLY CURRENT MATURITIES OFLONG-TERM LOANS

A.	Composition:

	Interest rates as of	US dollars
	December 31,	December 31,
(in thousands)	2005	2004	2005
	%

Revolving credit - in NIS	7	32	233
Revolving credit - in US dollars	-	24	-
Current maturities of long-term loans	-	6,530	3,082

		6,586	3,315

B.	Lines of credit

Unutilized short-term credit lines of the Group as at December 31, 2005, aggregated to US$ 1.1 million.

C.	Liens – see Note 12B.

NOTE 10	–	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2004	2005

Accrued expenses	2,570	4,550
Employees and institutions in respect thereof	1,629	1,614
Government institutions	3,959	5,219
Related party	750	68
Advances from customers	47	36
Others	210	5

	9,165	11,492

NOTE 11	–	LONG-TERM LOANS FROM BANKING INSTITUTIONS

A.	Composition:

	Weighted average interest rate	US dollars
	December 31,	December 31,
(in thousands)	2005	2004	2005
	%

US dollar linked	5.49	1,666	1,007
Unlinked (nominal NIS)	6.4	8,479	2,448
Less - current maturities	-	(6,530)	(3,082)

		3,615	373

B.	Maturity dates

US dollars
(in thousands)	December 31, 2005

2007	373

C.	Liens – see Note 12B.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	–	CONTINGENT LIABILITIES, LIENS AND GUARANTEES

A.	Claims

1.	The Company is involved in litigation with Leonardo L.P., a US-based hedge fund, arising out of a financial transaction entered into between the Company and Leonardo in February 2000. Pursuant to the terms of this financial transaction, the Company received a cash investment of $12 million in exchange for certain notes that were convertible into ordinary shares of the Company according to a pre-determined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($14.7) or an average trading price of the shares of the Company for a defined period prior to conversion. The conversion price is used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price. On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 720,000 of the ordinary shares of the Company. As part of the terms of this financial transaction, and, as required by the rules of the TASE where the ordinary shares of the Company are currently traded, the Company was required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of the ordinary shares of the Company as the number of registered shares that could be issued under the notes. The Company understood the terms of the financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to the Company, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would the Company be required to deliver more than 2,250,000 of its ordinary shares. The Company believes that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of the ordinary shares of the Company. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of the ordinary shares of the Company. The Company believes that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. Accordingly, the Company believes that the matter may only be resolved through litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo. The parties are currently in early stages of pleading the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of the ordinary shares of the Company into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of the ordinary shares of the Company between the maturity date and the date of the court’s decision, plus interest or expenses. Although there can be no assurances as to the final outcome of this litigation, the Company believes that the maximum liability that it could have in this matter, assuming that a court rejects its interpretation of the agreements or determines that the Company has otherwise defaulted in the notes, is approximately $9.6 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	–	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

1.	(cont.)

In addition, in June, 2006, Leonardo was permitted to amend its claim to add an additional cause of action, claiming that on January 29, 2002 the Company also breached the same agreement because Moked Ituran Ltd. distributed some of the shares of the Company to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of the shares of the Company that it held at the time the Company entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of $9.6 million, plus interest and expenses. The Company intends to appeal the decision allowing Leonardo to amend its claim on legal grounds and intends to vigorously defend itself in this litigation and the Company believes that it has meritorious defenses to the claims of Leonardo based on the language of the documents and agreements comprising the financial transaction and the additional evidence the Company has reflecting the intentions of the parties. While the Company cannot predict the outcome of this case, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of the ordinary shares of the Company, could result in significant costs to the Company, adversely affecting its results of operations. In addition, the issuance of the ordinary shares of the Company to Leonardo may impact the share price of the ordinary shares of the Company and would dilute its shareholders’ ownership percentage.

2.	On March 17, 2005, a suit was filed against the Company in an amount of NIS 4.7 million, or $1.0 million. The suit was filed by an attorney and the collection company managed by such attorney that acted on behalf of the Company in collecting customer debts claiming that the Company owed him certain amounts in respect of unpaid fees and expenses. A significant portion of such attorney’s claim is based on the allegation of damage to the plaintiffs’ reputation. The Company has filed a counter-claim to this claim. Recently, a settlement agreement was signed between the parties pursuant to which the attorney and the collection company repudiated their claim and accepted the position of the Company in full. Pursuant to the settlement agreement, which was approved by the Court, the claim against the Company was dismissed and the counterclaim of the Company against the plaintiff in the lawsuit was approved. Accordingly, the plaintiff was ordered to pay the Company the sum of approximately NIS 1.37 million (approximately, $300,000) including interest and linkage differentials from the date of filing the lawsuit and until actual date of payment. The Company is currently undergoing proceedings in order to recover payment of said amount.

3.	On July 8, 2005, a class action was filed against a subsidiary of the Company, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be hared as part of a class action. Such motion was denied by the court and the case is currently at the interrogatories and requests for production of information stage. The plaintiff agreed to limit the class action to Pennsylvania actions only and the maximum potential amount of damages that the Company estimates its subsidiary may be liable for pursuant to the provisions of the Telephone Consumer Protection Act if the plaintiffs prevail is approximately $1.5 million in the aggregate for all class plaintiffs, plus punitive damages and expenses. The Company does not believe that the plaintiffs will prevail and, even if they do prevail, the Company does not believe that the resolution of this claim will have a material effect on revenues, operations or liquidity of the Company.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	–	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

4.	On December 18, 2005, the Company was served with a statement of claim which has been filed against the Company in the Tel-Aviv District Court. The plaintiffs in said lawsuit are shareholders holding 50% in a company which has entered into an agreement with Ituran, alleging breach of agreement causing damages estimated by the plaintiffs in the sum of approximately $3 million. A couple of months ago, the company that had entered into said agreement (together with another shareholder therein) filed a lawsuit against Ituran alleging the same breach of agreement. Said lawsuit was dismissed by the Tel-Aviv District Court on August 15, 2005. In the lawsuit which Ituran filed against the party to the agreement and said shareholder, in the total sum of approximately $300,000, the court found for Ituran. Since the plaintiff did not deposit with the Court the court fees, the claim against the Company was stroked off (in limine).

B.	Liens

To guarantee the liabilities of the Group to banks, the Company has registered the following pledges:

1.	On monies due and/or due in the future from the bank clearing house, as well as a first degree floating lien on all of the property and assets of the Company and on the insurance rights thereto.

2.	On the ordinary shares of Telematics Wireless.

C.	The Company was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the market for the provision of systems for the location of vehicles in Israel. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority may further declare that the Company has abused its position in the market. Any such declaration in any suit in which it is claimed that the Company engages in anti-competitive conduct may serve as prima facie evidence that the Company is either a monopoly or that it has engaged in anti-competitive behavior. Furthermore, it may be ordered to take or refrain from taking certain actions, such as setting maximum prices, in order to protect against unfair competition.

D.	Commitments

As of December 31, 2005, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows: 2006 – US$ 0.9 million; 2007 – US$ 0.8 million; 2008 – US$ 0.5 million; 2009 – US$ 0.4 million; 2010 and thereafter – US$ 0.3 million.

The leasing fees expensed in each of the years ended December 31, 2003, 2004 and 2005, were US$ 2.1 million, US$ 2.0 million, US$ 1.2 million, respectively.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	–	CAPITAL NOTES

1.	On February 7, 2000, the Company entered into an agreement with Leonardo L.P., a foreign company (“Leonardo”) for a private placement of capital notes in return for an amount of US$ 12 million.

The capital notes are convertible into Company shares until the end of the three-year period following their date of issue. The capital notes entitle their holders (until such time as they are converted into shares) to interest of 3.5% per annum, to be paid in cash or to be added to the principal, at the discretion of the Company.

The capital notes are convertible into ordinary shares of the Company, par value NIS 0.33 each. During the first 90-day period following the issuance of the capital notes, the conversion rate was NIS 67.3 (US$ 14.7) per share. Subsequently, the conversion rate was set as the lower of an amount of NIS 67.3 (US$ 14.7) per share or an amount equal to the average of the lowest 10 prices of the share during the 60 trading-day period prior to the date of the conversion of the capital notes.

In 2000, 2001 and 2002, capital notes in an amount of US$ 2.5 million were converted into 241,392 Company shares, US$ 985,000 into 297,645 Company shares and US$ 3.2 million into 1,702,557 Company shares, respectively. As of December 31, 2003, 2004 and 2005, the outstanding balance of capital notes could be converted into 8,406 Company shares.

Since the inception of the agreement with Leonardo, through March 2003 (the contractual term of the capital notes), the Company accrued interest in respect of the capital notes. The interest charge for the year 2003 amounted to US$ 134,000.

The Company elected not to pay the interest in cash. The effect of the accrued interest was reflected in the number of shares issued.

2.	See Note 12(A)(1) for a discussion regarding a pending legal action in connection with the notes.

NOTE 14	–	SHAREHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31,	2004	2004	2005	2005
	Registered	Issued and fully paid	Registered	Issued and fully paid

Ordinary shares of NIS 0.33 1/3 each	22,575,000	18,595,197	60,000,000	23,091,383

2.	Since May 1998, the Company has been trading its shares on the Tel-Aviv Stock Exchange (“TASE”). On September 2005, the Company registered its Ordinary shares for trade in the United States. The Company issued 4,256,000 shares for an aggregate price of US$ 55.3 million before issuance expenses (including 416,000 shares which were sold to the underwriters).

3.	The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

4.	Shares held by the subsidiaries of the Company have no voting rights.

5.	During 2004, a subsidiary sold 820,875 of such shares for an amount of US$ 2.2 million.

6.	As of the balance sheet date, subsidiaries hold 0.09% of the share capital of the Company.

7.	During September 2005, the Company’s board of directors authorized the increase of the registered share capital of the Company to 60,000,000 shares.

8.	See Note 1(A)(2) regarding share split.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	–	SHAREHOLDERS’ EQUITY (cont.)

B.	Stock option plans of the Company

1.	During May 1998, the Company’s Board of Directors approved an employee stock option plan (the “1998 Plan”) for the grant, without consideration, of up to 120,182 options, exercisable into 360,546 ordinary shares of NIS 0.33 1/3 par value of the Company to employees, officers and directors of the Company. The exercise price of each option is NIS 0.33 1/3. The options vest over a period of 2-4 years based on the employment status of each grantee. Any option not exercised within 180 days after the date such option vests will expire. Through December 31, 2004, all the options under the 1998 Plan were granted and exercised.

2.	On August 23, 2001, the Company’s Board of Directors approved an employee stock option plan (the “2001 Plan”) for the grant, without consideration, of up to 282,244 options, exercisable into 846,732 ordinary shares of NIS 0.33 1/3 par value of the Company to certain employees and senior executives of the Company and its subsidiaries. The exercise price of each option is NIS 1. 32,324 options were fully vested on the date of grant and the remaining options under the plan vest over a period of 1-3 years (mainly 3) based on the employment status of each grantee. Any option not exercised within 3 years after the date such option vests will expire. Through December 31, 2004, all options under the 2001 Plan were granted and fully vested and 154,228 options were exercised.

Compensation expense in respect of the 2001 Plan for the years ended December 31, 2003 and 2004 amounted to US$ 358,000 and US$ 90,000 respectively.

3.	Following is a summary of the status of the option plans as of December 31, 2003, 2004, 2005 and changes during the years ended on those dates:

	Number	Weighted average exercise price(*)	Number		Weighted average exercise price(*)	Number		Weighted average exercise price(*)
Year ended December 31,	2003		2004			2005

Balance outstanding at beginning
of year	300,740	NIS 1	214,920		NIS 1	180,035		NIS 1
Exercised	(85,820)	NIS 1	(17,953)		NIS 1	(68,951)		NIS 1
Granted	-	-	-		-	16,932	(**)	-
Expired	-	-	(16,932	)(**)	NIS 1	-		NIS 1

Balance outstanding at end of year	214,920	NIS 1	180,035		NIS 1	128,016		NIS 1

Balance exercisable at end of year	201,975	NIS 1	180,035		NIS 1	128,016		NIS 1

(*)	Each option is exercisable into 3 shares.

(**)	On July 18, 2005, the relevant institutions of the Company, as required under the Israeli Companies Law, approved the issuance of fully vested options to replace those options that expired, at a per-share exercise price of NIS 1. The options shall be exercisable for one year.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	–	SHAREHOLDERS’ EQUITY (cont.)

B.	Stock option plans of the Company (cont.)

4.	During February 2000, in return for services rendered in connection with a transaction with a foreign company, the foreign company was offered 50,000 non-negotiable option warrants, exercisable into 150,000 ordinary shares of the Company, par value NIS 0.33 1/3 each, at a price of NIS 61.1 per share (US$ 13.27). The options were fully vested on the date of grant and exercisable at any time after their allotment, but no later than May 7, 2005. As of the balance sheet date, no options were exercised and the options expired.

The fair value of these options was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 10%, dividend yield of 0%, volatility factors of the expected market price of the Company’s ordinary shares of 30%, and expected life of the options of 2 years. The Company recorded deferred issuance costs in an amount of US$ 440,000, which were amortized over the life of the capital notes.

5.	During December 2000, in return for services rendered in connection with a transaction with a foreign company, the foreign company was offered 11,111 non-negotiable option warrants, exercisable into 33,333 ordinary shares of the Company, par value NIS 0.33 1/3 each, at a price of NIS 51.85 per share (US$ 11.26). The options were fully vested on the date of grant and exercisable at any time after their allotment, but no later than December 31, 2005. As of December, 31 2005, the options were exercised.

The fair value of these options was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 10%, dividend yield of 0%, volatility factors of the expected market price of the Company’s ordinary shares of 30%, and expected life of the options of 3.5 years. The Company recorded deferred issuance costs in an amount of US$ 162,000, which were amortized over the life of the capital notes.

6.	The rights to the shares issued upon exercise of the options and warrants will be identical to those of the ordinary shares of the company.

C.	Stock option plans of Telematics Wireless

1.	Telematics Wireless, a subsidiary of the Company, approved several employee stock option plans (the “Subsidiary Plans”) for the grant to its employees, without consideration, of options exercisable into ordinary shares of Telematics Wireless and for a grant of restricted shares (options with no exercise price) to three senior executives of Telematics Wireless. The vesting period of such options and restricted stock of Telematics Wireless is generally 3-4 years (33% after the first two years, 33% after three years and 33% after four years) from the date of grant and the rights of the ordinary shares obtained upon exercise of the options will be identical to those of the other ordinary shares of Telematics Wireless. The exercise period of the options granted is mainly five years from the date of grant.

Compensation expenses attributable to the “subsidiary plans” for the years ended December 31, 2003 and 2004 amounted to US$ 63,000 and US$ 19,000 respectively.

2.	During 2002, after the restricted shares granted to the senior executives of Telematics Wireless became fully vested, the Company purchased the subsidiary shares held by the senior executives. Company shares with an aggregate value of US$ 1.3 million were issued as the consideration for the acquisition (the actual issuance took place in February 2003).

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	–	SHAREHOLDERS’ EQUITY (cont.)

D.	Retained earnings

1.	In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired by subsidiaries of the Company (that are presented as a separate item in the statement of changes in shareholders’ equity) must be deducted from the amount of retained earnings.

2.	On January 2004, the board of directors of the Company approved its dividend distribution policy whereby the Company would distribute annually 25% of its net income on the basis of the results of the Company each year, on condition that such distribution would not prevent the Company from meeting its existing and future commitments when they come due.

3.	Dividends are declared and paid in NIS. Dividends paid to shareholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of conversion.

4.	In April 2005, the Company distributed a dividend of approximately US$ 2.7 million (NIS 11.8 million), on the basis of the results of the Company for the year ended December 31, 2004.

5.	A dividend was declared after the balance sheet date in an amount of US$ 3.8 million, on the basis of the results of the Company for the year ended December 31, 2005.

NOTE 15	–	FINANCING INCOME (EXPENSES), NET

	US dollars
	Year ended December 31,
(in thousands)	2003	2004	2005

Interest expenses in respect of long-term loans	(399)	(531)	(331)
Short-term interest expenses	(678)	(705)	(210)
Gains (losses) from derivative financial instruments	(2,300)	(693)	79
Amortization of deferred charges and accretion of interest
in respect of capital note	(89)	-	-
Exchange differences and others, net	2,850	(130)	1,368

	(616)	(2,059)	906

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	–	TAXES ON INCOME

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2003	2004	2005

Income taxes (tax benefit):

Current taxes:
In Israel	1,360	2,892	2,039
Outside Israel	133	274	3,065

	1,493	3,166	5,104

Deferred taxes:

In Israel	895	30	115
Outside Israel	1,298	1,153	186

	2,193	1,183	301

Taxes in respect of prior years:

In Israel	(269)	74	(332)
Outside Israel	-	-	222

	(269)	74	(110)

	3,417	4,423	5,295

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

The Company and its Israeli subsidiaries report income for tax purposes in accordance with the provisions of the Inflationary Adjustments Law, whereby taxable income is measured in NIS, adjusted for changes in the Israeli Consumer Price Index.

C.	The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

A certain Israeli subsidiary of the Company has been granted “Approved Enterprise”status according to the Investment Law, under several different investment programs. The subsidiary is entitled to tax benefits deriving from the execution of programs for investments in assets, in accordance with the certificates of approval granted in respect of these investment programs.

Taxable income derived from the “Approved Enterprise” is tax exempt for a period of two to four years commencing in the first year in which the subsidiary earns taxable income from the approved enterprise and is liable to a reduced corporate tax rate of up to 25% for an additional period of three to five years (up to a total of seven years for each investment program). The benefit period for each of the programs is limited to the earlier of twelve years from the year that the investment plan was implemented, or fourteen years from the year in which the approval was granted.

In the event of distribution of cash dividends out of income which was tax exempt as above, the subsidiary would have to pay the 25% tax in respect of the amount distributed. The Company has decided not to cause declaration of dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the subsidiary Company’s “Approved Enterprise”.

NITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
OTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	–	TAXES ON INCOME (cont.)

C.	The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) (cont.)

The entitlement to the above benefits is conditional upon the subsidiary fulfilling the conditions stipulated by the Investment Law, regulations published thereunder and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the subsidiary may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest. Management of the subsidiary believes that the subsidiary was in compliance with the abovementioned conditions through December 31, 2005.

D.	Reduction in corporate tax rates

On July 25, 2005 the Israeli Parliament passed an amendment to the Income Tax Ordinance (No. 147) – 2005, gradually reducing the tax rate applicable to the Company (regarding to profits not eligible for “approved enterprise” benefits mentioned above) as follows: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. According to a previous amendment to the Income Tax Ordinance (No. 140) 2004, the tax rates were reduced as follows: in 2004 – 35% and in 2005 – 34%.

The effect of the amendment on the deferred income taxes balances was not material.

E.	Non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws and rates in their country of residence.

F.	Tax assessments

The Company has received final tax assessments through the 2002 tax year. Two Israeli subsidiaries have received final tax assessments through the 2000 and 2002 tax years, respectively. The other subsidiaries have not been assessed since incorporation.

G.	Carryforward tax losses

Carryforward tax losses of an Israeli subsidiary as of December 31, 2005 amount to US$ 90 thousand.

Carryforward tax losses in Israel may be utilized indefinitely.

The Company’s non-Israeli subsidiaries in Brazil and the United States have available estimated carryforward tax losses of approximately US$ 5 million and US$ 12.5 million, respectively.

Regarding the subsidiary in the United States, carryforward tax losses may be utilized until 2020.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	–	TAXES ON INCOME (cont.)

H.	The following is a reconciliation between the theoretical tax on pre-tax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2003	2004	2005

Pretax income	9,670	16,204	20,828
Tax rate	36%	35%	34%

Tax computed at the ordinary tax rate	3,481	5,671	7,082
Non-deductible expenses	226	266	251
Tax in respect of approved enterprises and translation
differences	508	(1,045)	(2,142)
Losses in respect of which no deferred taxes were
generated	272	192	-
Utilization of losses of prior years in respect of
which no deferred taxes were generated	(1,155)	(1,423)	(1,317)
Deductible financial income (expenses) recorded to
additional paid-in capital	(194)	(156)	1,038
Taxes in respect of prior years	(269)	74	(110)
Taxes in respect of withholding at the source from
royalties	-	697	181
Others	548	147	312

	3,417	4,423	5,295

I.	Summary of deferred taxes Composition:

	US dollars
	Year ended December 31,
(in thousands)	2004	2005

Deferred taxes included in other current assets and other current liabilities, in respect of:

Provision for employee-related obligations	44	78
Carryforward tax losses	41	-
Other timing differences	68	274

	153	352
Valuation allowance	-	-

	153	352

Long-term deferred taxes included in long-term investments, other receivables and long-term deferred income taxes:

Provision for employee related obligations	468	431
Carryforward tax losses	6,647	5,776
Other timing differences, net	176	127

	7,291	6,334

Valuation allowance	(1,784)	(1,378)

	5,507	4,956

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	–	TAXES ON INCOME (cont.)

J.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2003	2004	2005

The Company and its Israeli subsidiaries	5,204	12,323	10,973
Non-Israeli subsidiaries	4,466	3,881	9,855

	9,670	16,204	20,828

NOTE 17	–	EARNINGS PER SHARE

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2003, 2004 and 2005, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2003	2004	2005

Net income used for the computation of basic earnings per
share	5,845	11,219	14,375

Interest expense on capital notes	34	-	-
The effect of inclusion of the earning of subsidiary based
on its diluted earning per share, net	(13)	(122)	(217)

Net income used for the computation diluted earning per share	5,866	11,097	14,158

	Number of shares
	Year ended December 31,
(in thousands)	2003		2004		2005

Weighted average number of shares used in the computation of
basic income per share	18,273		18,585		19,736

Add:

Additional shares from the assumed exercise of employee
stock options, net	804		598		509

Weighted average number of additional shares issued upon
the assumed conversion of capital notes	9		9		9

Weighted average number of shares used in the computation of
diluted income per share	19,086	(*)	19,192	(*)	20,254

(*)	The effect of the inclusion of the option warrants for all of the reported periods is anti-dilutive.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	–	RELATED PARTIES

A.	During 2002, a lease agreement was signed between a subsidiary and a related party. The lease period expires on November 30, 2006.

The annual lease payments are approximately US$ 180,000.

B.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by directors of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related pary).

C.	In February 2003, an agreement was signed between the Company and A. Sheratzky Holdings Ltd., a wholly-owned and controlled company belonging to Mr. Izzy Sheratzky, Chairman of the Company’s Board of Directors. The agreement includes, among other things, the cost of Mr. Izzy Sheratzky’s monthly employment in an amount of NIS 74,000 (US$ 16,076) (linked to the Israeli CPI), entertainment expenses, car maintenance expenses, cellular phone, and entitlement to participate in the profits of the Company in an amount equal to 5% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The agreement is for a two-year period, with automatic two-year extensions, unless either of the parties gives 180-day advance notice of its intention to terminate the agreement.

D.	In January 2004, changes in the employment terms of the two Co-CEOs of the Company were approved, whereby each would be entitled to an annual bonus equal to 1% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

E.	In March 1998, an agreement was approved with an interested party, Prof. Yehuda Kahane, for financial consulting, whereby the Company would pay the consultant monthly consulting fees of NIS 4,000 (US$ 869), linked to the Israeli Consumer Price Index in respect of January 1998. In May 2003, the Company approved an increase in the consideration paid, to a total cost of NIS 15,000 (US$ 3,259) a month, linked to the Israeli Consumer Price Index.

NOTE 19	–	SEGMENT REPORTING

A.	General information:

The operations of the Company are conducted through two different core activities: Location-Based Services and Wireless Communications Products. These activities also represent the reportable segments of the Company.

The reportable segments are viewed and evaluated separately by Company management, since the marketing strategies, processes and expected long term financial performances of the segments are different.

Commencing in 1999 and ending in March 2005, the Company, through its subsidiary, Ituran Cellular Communications Ltd., was engaged in the installation of hands-free equipment in cars, and the sale of cellular lines and equipment under an exclusivity agreement with Partner Communications Co. Ltd. In view of the fact that, as of April 1, 2005, this activity is no longer material, it ceased being a reportable segment and is presented below as “Other”.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	–	SEGMENT REPORTING (cont.)

A.	General information (cont.):

Location-based services:

The location-based services segment consists predominantly of regionally-based stolen vehicle recovery (SVR) services, fleet management services and value-added services comprised of personal advanced locater services and concierge services.

The Company provides location-based services in Israel, Brazil, Argentina and the United States.

Wireless communications products:

The wireless communications product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, automated meter reading and automatic vehicle identification. The Company sells products to customers in Israel, Argentina, Brazil and the United States.

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location- based services	Wireless communications products		Other	Total

Year ended December 31, 2003

Revenues	32,088	23,527		8,456	64,071
Operating income (loss)	9,927	(566)		925	10,286
Assets	2,816	11,371		5,064	19,251
Goodwill	762	424	(*)	313	1,499	(*)
Expenditures for assets	301	90		154	545
Depreciation and amortization	489	341		357	1,187

Year ended December 31, 2004

Revenues	36,549	33,461		7,916	77,926
Operating income	11,025	6,045		1,193	18,263
Assets	3,636	18,878		4,719	27,233
Goodwill	1,472	1,121	(*)	318	2,911	(*)
Expenditures for assets	1,277	1,113		9	2,399
Depreciation and amortization	569	345		185	1,099

Year ended December 31, 2005

Revenues	44,128	43,806		2,192	90,126
Operating income	13,024	6,666		232	19,922
Assets	124	19,406		189	19,719
Goodwill	1,602	900		298	2,800
Expenditures for assets	-	714		-	714
Depreciation and amortization	-	200		53	253

(*)	Reclassified.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	–	SEGMENT REPORTING (cont.)

C.	Information about reported segment profit or loss and assets:

–	The evaluation of performance is based on income from operations of each of the reportable segments.

–	Accounting policies of the segments are the same as those described in the accounting policies applied in the financial statements.

–	Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

–	Financing expenses, net, other expenses, net, taxes on income, minority interests and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2003		2004		2005

Total revenues of reportable segment and consolidated
revenues	64,071		77,926		90,126

Operating income

Total operating income for reportable segments	10,286		18,263		19,922
Unallocated amounts:
Financing income (expenses), net	(616)		(2,059)		906

Consolidated income before income taxes and
extraordinary items	9,670		16,204		20,828

Assets

Total assets for reportable segments	20,750	(*)	30,144	(*)	22,519
Other unallocated amounts:
Current assets	16,871		14,174		75,565
Investments in affiliated companies	1,141	(*)	821	(*)	872
Property and equipment, net	7,183		6,613		8,885
Other assets	3,868		3,305		2,873
Other unallocated amounts	4,918		3,966		5,770

Consolidated total assets (at year end)	54,731		59,023		116,484

Other significant items

Total expenditures for assets of reportable segments	545		2,399		714
Unallocated amounts	1,698		1,371		3,129

Consolidated total expenditures for assets	2,243		3,770		3,843

Total depreciation and amortization for reportable
segments	1,187		1,099		253
Unallocated amounts	2,295		2,437		3,088

Consolidated total depreciation and amortization	3,482		3,536		3,341

(*)	Reclassified.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	–	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	December 31,
(in thousands)	2003	2004	2005

Israel	43,843	47,714	40,622
United States	7,720	11,148	13,686
Brazil	7,740	13,004	21,015
Argentina	4,768	5,357	9,063
China and Korea	-	703	5,740

Total	64,071	77,926	90,126

	Property and equipment, net
	December 31,
(in thousands)	2003	2004	2005

Israel	3,286	3,452	3,630
United States	1,251	1,014	687
Brazil	1,871	1,866	2,993
Argentina	3,019	2,872	2,594

Total	9,427	9,204	9,904

–	Revenues were attributed to countries based on customer location.

–	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2004, sales to a single customer amounted to 10.2% of the total revenues. Apart from this customer, there were no sales exceeding 10% of total revenues during 2003 and 2005.

NOTE 20	–	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2004 and 2005, were deposited with major Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

Most of the Group’s sales are made in Israel, South America and the United States, to a large number of customers, mainly to insurance companies. Accordingly, the Group’s trade receivables do not represent a substantial concentration of credit risk.

One of the subsidiaries of the Company performs under long-term contracts with several unrelated parties. At the time of initiation, the subsidiary checks the credit worthiness of the party to each contract, but generally does not require collateral. However, in certain circumstances, the Company or the subsidiary may require a letter of credit, other collateral, or additional guarantees of advance payment.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	–	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Fair value of financial instruments

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, accounts receivable and accounts payable) approximates their carrying value, due to the short-term maturity of such instruments. The fair value of the long-term deposit, long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

The fair values of derivatives are: liabilities of US$ 1.4 million at December 31, 2004 and liabilities of US$ 116 thousand at December 31, 2005. The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates.

As the counterparties to the derivatives transactions are Israeli banks, the Company considers the inherent credit risks remote.

The following table summarizes changes in other comprehensive income (loss) related to derivatives that are classified as cash flow hedges held by the Company during the period from January 1, 2003 through December 31, 2005:

	US dollars
	December 31,
(in thousands)	2003	2004	2005

Balance at beginning of year	278	644	-
Changes in fair value of derivatives	1,007	-	-
Reclassification into earnings from other
comprehensive income	(435)	(1,007)	-
Net of tax effect	(206)	363	-

Balance at end of year	644	-	-

C.	Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency.

The Company has entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly from subscription fees to be received), denominated in currencies other than the functional currency, will be affected by changes in exchange rates. The Company has certain involvement with derivative financial instruments for trading purposes.

As described in Note 20B, certain transactions were designated and accounted as hedging instruments under FAS No. 133. Other transactions do not qualify as hedging instruments (or have not been designated as such).

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	–	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

C.	Foreign exchange risk management (cont.)

The nominal amounts of foreign currency derivatives as of December 31, 2004 and 2005, are as follows:

	US dollars
	December 31,
(In thousands)	2004	2005

Forward transactions - for the exchange of:

US dollars into Euros	2,728	-
Yen into Euros	27,283	-

NOTE 21	–	SUBSEQUENT EVENTS

A.	In January 2006, the Company’s remuneration committee adopted a resolution to pay the Company’s managers a quarterly bonus as of the first quarter of 2006 equal to 1.5% of the consolidated profit before tax and after equity and minority profits, which is divided between 13 of the Company’s managers in different proportions based on their seniority, level of global and domestic involvement in the operations and other criteria set by the committee.

B.	During June 2006, the subsidiary purchased an office building of 8 floors, with an area of approximately 5,356 sq.m., in the amount of 7.5 million Brazilian Reals (approximately US$ 3.3 million).

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
ITURAN CELLULAR COMMUNICATION LTD.

We have audited the accompanying consolidated balance sheets of Ituran Cellular Communication Ltd. and its subsidiary (“the company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2004 and 2003 and the related consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1A to the consolidated financial statements, the Company will terminate its communication agreement with Parmer Communication Ltd. On March 31, 2005.

Ziv Haft /s/ Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

Tel-Aviv, Israel
May 29, 2005

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky —————————————— Eyal Sheratzky Co-Chief Executive Officer

Dated: June 21, 2006