Form 20-F
period 2006-12-31
Ituran Location & Control Ltd.
filed 2007-06-29
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file no. 001-32618

ITURAN LOCATION AND CONTROL LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

3 Hashikma Street, Azour, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, par value NIS 0.33 1/3 per share	Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

23,321,507 Ordinary Shares

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

Large Accelerated Filer ☐     Accelerated Filer ☒     Non-accelerated filer ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

1

A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	3
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
D.	RISK FACTORS	3

ITEM 4.	INFORMATION ON THE COMPANY	18

A.	HISTORY AND DEVELOPMENT OF THE COMPANY	18
B.	BUSINESS OVERVIEW	19
C.	ORGANIZATIONAL STRUCTURE	35
D.	PROPERTY, PLANTS AND EQUIPMENT	36

ITEM 4.A.	UNRESOLVED STAFF COMMENTS	38

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38

A.	OPERATING RESULTS	38
B.	LIQUIDITY AND CAPITAL RESOURCES	52
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES,ETC.	55
D.	TREND INFORMATION	56
E.	OFF-BALANCE SHEET ARRANGEMENTS	56
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	56
G.	SAFE HARBOR	56

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56

A.	DIRECTORS AND SENIOR MANAGEMENT	56
B.	COMPENSATION	59
C.	BOARD PRACTICES	62
D.	EMPLOYEES	65
E.	SHARE OWNERSHIP	67

i

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	70

A.	MAJOR SHAREHOLDERS	70
B.	RELATED PARTY TRANSACTIONS	71
C.	INTERESTS OF EXPERTS AND COUNSEL	73

ITEM 8.	FINANCIAL INFORMATION	74

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	74
B.	SIGNIFICANT CHANGES	76

ITEM 9.	THE OFFER AND LISTING	76

A.	OFFER AND LISTING DETAILS	76
B.	PLAN OF DISTRIBUTION	77
C.	MARKETS	77
D.	SELLING SHAREHOLDERS	77
E.	DILUTION	78
F.	EXPENSES OF THE ISSUE	78

ITEM 10.	ADDITIONAL INFORMATION	78

A.	SHARE CAPITAL	78
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	78
C.	MATERIAL CONTRACTS	85
D.	EXCHANGE CONTROLS	90
E.	TAXATION	91
F.	DIVIDENDS AND PAYING AGENTS	102
G.	STATEMENT BY EXPERTS	102
H.	DOCUMENTS ON DISPLAY	102
I.	SUBSIDIARY INFORMATION	102

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

        Our selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and our selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of operations data for each of the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from other audited financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
	2006	2005		2004	2003	2002
	In USD
	In thousands, except per share amounts

Revenues:
Location based services	54,048	44,128		36,549	32,088	24,053
Wireless communications products	50,004	43,806		33,461	23,527	17,782
Other	-	2,192		7,916	8,456	7,856

Total Revenues	104,052	90,126		77,926	64,071	49,691
Cost of Revenues:
Location based services	18,419	14,987		12,944	12,258	12,159
Wireless communication products	35,434	30,956		23,224	19,071	12,928
Other	-	1,643		5,720	6,119	5,746

Total cost of revenues	53,853	47,586		41,888	37,448	30,833

Gross profits	50,199	42,540		36,038	26,623	18,858
Operating Expenses:
Research and development expenses	2,682	2,799		2,020	1,692	1,717
Selling and marketing expenses	5,123	4,876		4,074	2,888	2,365
General and administrative expenses	17,659	14,959		11,693	11,443	9,757
Other expenses (income), net	3	(16)		(12)	314	740

Total operating expenses	25,467	22,618		17,775	16,337	14,579

Operating Income (loss)	24,732	19,922		18,263	10,286	4,279
Financing income (expenses), net	1,886	906		(2,059)	(616)	(6,039)
Other non-operating expenses, net	-	-		-	-	528

Income (loss) before taxes on income	26,618	20,828		16,204	9,670	(2,288)
Taxes on (income) loss	(6,581)	(5,295)		(4,423)	(3,417)	2,955

Income (loss) after tax on income	20,037	15,533		11,781	6,253	667
Share in losses of affiliated companies, net	(213)	(355)		(324)	(235)	(529)
Minority interest in income (losses) of subsidiaries	(565)	(803	)(1)	(238)	(173)	731

Net income (loss)	19,259	14,375		11,219	5,845	869

Earning per share(2)
Basic	0.83	$0.73		$0.60	$0.32	$0.05
Diluted	0.82	$0.71		$0.58	$0.31	$0.05
Weighted average number of shares outstanding(2)
Basic	23,194	19,736		18,585	18,273	17,634
Diluted	23,457	20,254		19,192	19,086	18,264

(1) including $287 thousand for prior years (a decrease of $0.02 earning per share) as a result of recalculation of minority interests in income from subsidiaries, which does not have a material effect on our financial results.

(2)Earning per share and weighted average number of shares outstanding were adjusted to reflect the three to one share split of our ordinary shares that was affected on September 22, 2005.

Consolidated Balance Sheets Data

	As of December 31,
	2006	2005	2004	2003	2002
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent	59,846	58,429	4,604	3,918	1,327
Working Capital	73,434	60,995	2,508	(3,624)	(11,650)
Total Assets	144,839	116,484	59,023	54,731	54,412
Total Liabilities	47,968	40,722	44,022	50,942	57,333
Retained Earnings (accumulated deficit)	19,604	4,048	(7,630)	(17,522)	(23,367)
Shareholders Equity (deficit)	96,871	75,762	15,001	3,789	(2,921)

Other Data:

	As of December 31,
	2006	2005	2004	2003	2002
	(unaudited)

Subscribers of our location-based services(1)	396,000	339,000	262,000	210,000	178,000
Average monthly churn rate	1.8%	1.5%	1.5%	1.4%	1.0%

(1) Number of subscribers is approximate

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

        In addition, we anticipate future growth to be attributable to our business activities in new markets, particularly in developing countries, where we may encounter additional risks and challenges, such as longer payment cycles, potentially adverse tax consequences, potential difficulties in collecting receivables and potential difficulties in enforcing agreements or other rights in foreign legal systems. The challenges and risks of entering a new market, and in particular the risks associated with us commencing operations in China and South Korea, may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

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

        We derived 10.2%, 2.4% and 0% of our total revenues in 2004, 2005 and 2006, respectively, from the provision of our cellular services. Our revenues from such services have declined significantly due to the expiration and non-renewal of our agreement with Partner Communications Co., Ltd. as of March 31, 2005, which agreement was the source of a significant portion of our revenues for this business. If we are unable to substitute these revenues, in whole or in part, with increasing revenues from our existing business segments, our results of operations will decline when compared to our results of operations for prior periods.

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

        We are a party to a litigation between us and Leonardo L.P. (and certain of its related parties) arising from a financial transaction concluded in February 2000. Pursuant to such transaction, Leonardo invested $12 million in our company in return for notes that were convertible into our ordinary shares. We believe that the terms of the transaction dictated that the notes could be converted into a maximum of 2,250,000 of our ordinary shares and that upon conversion of the notes, the notes would be fully discharged and we would have no further obligation to the holders of the notes. Through the maturity date of the notes, March 3, 2003, Leonardo exercised its right to convert the notes into 2,241,594 of our ordinary shares. Immediately following the maturity date of the notes, however, Leonardo sent us a demand to repay in cash the balance of the notes plus accrued interest which had not been previously converted into our ordinary shares, which, according to Leonardo, was approximately $6.2 million. We subsequently commenced this litigation to obtain a judicial determination of the proper disposition of the Leonardo notes and to obtain a declaration that our sole remaining obligation under the notes was to issue 8,406 of our ordinary shares. In its pleadings, Leonardo is seeking alternative remedies and relief, including, among others, (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million plus interest and expenses, (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses. In addition, in June 2006, Leonardo was initially permitted to amend its claim to add an additional cause of action, claiming that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of $9.6 million, plus interest and expenses. We successfully appealed the decision of the court that permitted Leonardo to amend its claim, and the appeals court reversed the decision withdrew Leonardo’s permission to amend its claim. Leonardo subsequently filed a request for leave to appeal such decision to the Israeli Supreme Court, which request was denied. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted on the notes, is approximately $9.6 million plus interest and expenses. We intend to vigorously defend ourselves in this litigation. While we cannot predict the outcome of this litigation at this time, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage. See also Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

        We have not obtained nor applied for several of the permits required for the operation of some of our base sites. To the extent enforcement is sought, the breadth, quality and capacity of our network coverage could be materially affected.

        The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 93 base sites that provide complete communications coverage in Israel. Similarly, we have established complete communications coverage in Sao Paulo, Brazil, Buenos Aires, Argentina and Miami, Florida. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

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

        Our headquarters and sole research and development facilities are located in Israel and our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since 2000, hostilities have increased in intensity and regional political uncertainty has also increased. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group, and the virtual “take-over” of the Gaza Strip by Hamas in June 2007 has created unrest and uncertainty in the region. Furthermore, in the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

        Our directors and officers, in the aggregate, currently beneficially own or control approximately 29.65% of our outstanding ordinary shares. Other than applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting together, could exercise significant influence over our operations and business strategy and may use their voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company.

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

Our History

        We are mainly engaged in the area of location-based services, consisting of stolen vehicle recovery and tracking services. We also provide wireless communication products used in connection with our location-based services and various other applications, including automatic meter reading and radio frequency identification. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In addition, we have entered into contracts to deploy our automatic vehicle location, infrastructure and sell our end-units in China and South Korea, and commenced deploying such infrastructure in China in 2004 and in South Korea in 2005. In 2006 we acquired 51% of the issued share capital of ERM Electronic Systems Limited (“ERM”) for $2.8 Million. ERM develops, manufactures, and markets innovative vehicle security, tracking, and management GSM based communication solutions for the international market. The ERM acquisition adds a number of cutting edge security and tracking solutions to our existing product portfolio. In 2007 we entered into an agreement with the shareholders of Mapa (the “Mapa Group”). Pursuant to the agreement we purchased the full share capital of Mapa Group for approx. US$9.9 million. In addition, we paid an additional sum of approx. US$3.1 million to the Mapa Group, which was used to repay Mapa Group’s loans to its shareholders. Upon closing of the transaction, we own 100% of the issued share capital of the Mapa Group. The Mapa Group is the leading and largest provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel, GISrael.

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

Capital Expenditures and Divestitures

        We had capital expenditure of $12.1 million in 2006, $3.5 million in 2005 and $2.4 million in 2004. We have financed our capital expenditure with cash generated from operations.

        Our capital expenditures in 2006, 2005 and 2004 consisted primarily of acquisition of operational equipment for $3.1 million, $2.4 million and $1.3 million, respectively.

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

        We generate our revenues from subscription fees paid for our location-based services and from the sale of our wireless communications products. Since 1998, we have achieved sequential growth in quarterly revenues from subscription fees. Our revenues and net income have increased from $49.7 million and $0.9 million in 2002, to $104.1 million and $19.3 million in 2006, representing growth rates of 109% and 2044%, respectively.

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

Location-Based Services

        In 2006, 52% of our revenues were attributable to our location-based services. As of December 31, 2006, we provided our services in Israel, Brazil, Argentina and the United States to approximately174,000, 125,000, 80,000 and 17,000subscribers, respectively.

Stolen vehicle recovery services

        Our stolen vehicle recovery and tracking services, which we refer to as SVR services, enable us to locate, track and recover stolen vehicles for our subscribers. Our customers include both individual vehicle owners who subscribe to our services directly and insurance companies that either require their customers to install a security system or offer their customers financial incentives to subscribe to SVR services such as ours. In certain countries, insurance companies directly subscribe to our SVR services and purchase automatic vehicle location products supporting these SVR services from us on behalf of their customers. In 2006, we recovered 5,271 vehicles with a total value of approximately $110 million. We have been experiencing strong penetration in Brazil and Argentina where we have grown our subscriber base from approximately 25,000 and 5,000 in 2002 to approximately 125,000 and 80,000 in 2006, representing an increase of 400% and 1,500% respectively over such 4 year period. Over the last four years, our monthly subscriber churn rates have averaged under 1.6% per month, our stolen vehicle recovery rates have averaged approximately 85%, based on the total number of our subscribers’ vehicles stolen and recovered in cases of either a real time call is made by our subscriber advising us of the theft or a call is received from our control center in the markets we serve, and our average vehicle recovery time, from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered, has, based on our records, averaged approximately 20 minutes..

Fleet management services

        Our fleet management services enable corporate customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators in different geographic locations and industries. As of December 31, 2006, we provided our services to approximately 36,000 end-users through 3,000 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Our Personal Advanced Locator, which we refer to as PAL, services allow customers to protect valuable merchandise and equipment, as well as track individuals. In addition, through a call center we provide 24-hour on-demand navigation guidance, information and assistance to our customers. We currently provide our PAL services in Israel only and, as of December 31, 2006, we had approximately 5,800 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel ,Argentina and Brazil. As of December 31, 2006, we had approximately 11,500 subscribers to our concierge service in Israel.

Wireless Communications Products

        In 2006, 48% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including:

■	automatic vehicle location, which we refer to as AVL;

■	automated meter reading, which we refer to as AMR; and

■	radio frequency identification, which we refer to as RFID.

        Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating persons will either use our PAL product or will have our end-unit installed in a watch or other accessory, an additional option currently under development. As part of our expansion into new markets, we entered into contracts with third-party service providers who intend to provide location-based services in China and South Korea, and acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market.. The contract with third-party service providers in China and South Korea involve the setting up and deployment of the necessary terrestrial network and base stations throughout the relevant regions, establishing the control centers and providing the necessary end-units to be installed in vehicles, watches or other accessories, or PAL products. In 2004, we commenced deploying our AVL infrastructure in China and in 2005, we commenced deploying our AVL infrastructure in South Korea. Once the infrastructure for our AVL system is established in these regions, we expect a significant increase in sales of our end-units, initially in China and, at a later stage, in South Korea. We expect that the relevant third-party operators will initially provide primarily SVR, fleet management and personal tracking services in China and primarily vehicle and personal tracking services in South Korea. In 2006 we completed the delivery of infrastructure equipment for phase 1 of the project in Korea. The operating company started to provide location based services with our system. We detected that In – Band interference generating stations, which are not related to our system, in the greater Seoul area, reduces the effectiveness of these services and as a result we have initiated a system improvement effort to overcome said disturbances. The operator is also working on the regulatory level to shut down the interfering stations. As a result of the above, the deployment of Phase 2 and 3 of the program will be delayed. We estimate that it will still be able to complete the majority, if not all, of the project in 2007 and recognize the associated revenue.

        Our AMR products enable the remote reading of water meters from a range of up to 1,000 feet. This allows the operator to extract information by walking or driving by the water meter, thus reducing the time and manual labor required to obtain the necessary information. In addition, our AMR wireless transmitter is integrated into the water meter, as opposed to systems where the transmitter and the water meter are separate components connected by a wire, which makes our system less susceptible to damage and tampering. As a result, we believe that our AMR products improve billing accuracy, reduce costs and increase reliability of collecting consumer usage data. We sell our AMR products exclusively to Arad Technologies that incorporates our AMR products into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary, Master Meter. In 2006 we introduced several new product lines in the Water AMR business area that are expected to increase Master Meter market share.

        Our RFID products enable high-speed communication between mobile transponders and roadside readers and are primarily used for electronic toll collection systems. Other applications of our RFID products include electronic security seals for containers and border crossings, and electronic weigh station devices. We sell our electronic toll collection devices to Derech Eretz, the sole toll road operator in Israel, and to the transit authority of the State of Minnesota. We sell our electronic weigh station devices to ACS-SLS, a subsidiary of ACS, and to Norpass, a provider of mainline screening systems at weigh stations. In addition, we are currently engaged as the sole technology provider in several pilot programs for our RFID products with various federal and state governmental agencies, such as the United States Department of Homeland Security and the United States Customs and Border Protection Agency. We were selected to participate in these pilot programs on the basis of our competitive bids to provide our RFID products in response to requests for proposal made by the relevant federal or state governmental agencies or through third-party bidders or pilot program participants seeking to outsource the production of RFID products for use in their RFID-based systems. We believe our selection for these pilot programs represents a first step in our attempt to penetrate the radio frequency identification market in the United States and is strategically important for producing revenue-generating contracts. In 2006 we dominated the US market for Weigh In Motion (WIM) tag and roadside readers.

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

Typical AVL applications include:

Security	Transportation	Emergency and health care	Telecommunication services	Government

Vehicle tracking	Fleet management	Patient tracking	Maintenance vehicle tracking	Government vehicle tracking

Personal tracking Asset tracking	Parcel tracking Public transit	Ambulance tracking

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

Stolen vehicle recovery

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
Fleet management
Value-added services

(1) Location-based services to be provided by third parties.

(2) Includes sale of AVL infrastructure and end units.

The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■	Israel: We commenced operations in Israel in 1995 and we had approximately 174,000 subscribers as of December 31, 2006. We maintain 93 base stations in Israel, which provide complete coverage within the country. Our control center operates 24 hours a day, 365 days a year and is located in Azour. In addition, our RFID products are used in the Derech Eretz toll road.

■	Brazil: We commenced operations in Brazil in 2000 and we had approximately 125,000 subscribers as of December 31, 2006. We currently operate only in the metropolitan areas of Sao Paulo and Campinas and Rio de Jenero.

■	Argentina: We commenced operations in Argentina in 2002 and we had approximately 80,000 subscribers as of December 31, 2006. We currently operate only in the metropolitan area of Buenos Aires.

■	United States: We commenced operations in the United States in 2000 and until 2004 we operated only in Florida. As of December 31, 2006, we had 17,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2004, other than Arad Technologies, which represented 10.2% of our revenues in 2004, no single customer or group of related customers comprised more than 10% of our total revenues. In 2005, no single customer or group of related customers comprised more than 10% of our total revenues. In 2006, other than Arad Technologies, which represented 12.7% of our revenues in 2006, no single customer or group of related customers comprised more than 10% of our total revenues.

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

        In Israel, Brazil and Argentina, we focus our marketing efforts primarily on insurance companies. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2006, we had approximately 396,000 subscribers.

Fleet management

        Vehicle fleet management systems are marketed through a vehicle fleets department, which is a part of our marketing department. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Currently, our fleet management services are also marketed by the sales force of one of the largest cellular service providers in the United States. Our customers in the fleet management market include small-, mid- and large-size enterprises. As of December 31, 2006, approximately 3,000 corporate customers had installed our wireless communications products in approximately 36,000 vehicles in industries such as telecommunications, courier/delivery, field service, distribution, construction, security, facilities/waste management, cable/broadband, freight and passenger transportation and utilities.

Value-added services

        Our concierge services are provided to existing SVR customers. As of December 31, 2006, we had approximately 11,500 subscribers to our concierge service in Israel and approximately 5,800 of our PAL devices were installed in valuable merchandise and equipment, or carried by individuals.

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

        Historically, we only provided our AVL products in connection with our own SVR services. However, we signed an agreement with third-party service providers in China and South Korea to provide a turn-key location-based solution consisting of deploying our AVL infrastructure and selling our end-units. We are currently in the set-up and deployment phase of our infrastructure in Shanghai, Beijing and Seoul. We commenced initial sales of our end-units in Beijing in the second quarter of 2006, in Seoul in the last quarter of 2006 and will commence in Shanghai in the second quarter of 2007.

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

        Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. December 31, 2006, our selling and marketing team consisted of 72 employees.

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

Stolen vehicle recovery

        The specific competitive challenges we face in each geographic region that we operate in are described below:

■	Israel. Our primary competitors in Israel are Eden Telecom Ltd. (Pointer) and Rav-Bariah Satellite Location Ltd.

■	Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are LoJack Corporation, Car System, Sascar Corporation and Auto track (fleet management).

■	Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our principal competitors in Argentina are LoJack Corporation, Ubi Car, Pointer Telocation Ltd. and Hawk Corporation.

■	United States. In the United States, there are at least three major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation and Air Cept Corporation.

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

Manufacturing Operations and Suppliers

        Most of our wireless communications products are manufactured and assembled by a limited number of unaffiliated manufacturers in Israel. We usually engage with our manufacturers either on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients, or on a partial turn-key basis in which we purchase the raw materials and deliver them to our manufacturers that do the manufacturing, assembly and quality assurance checks. We do not depend on a single manufacturer for the production of our products. Our main manufacturers are R.H. Electronics, Ltd., an enterprise located in Nazareth, Israel, and Teliran, Ltd., an enterprise located in Petach Tikva, Israel.

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

        Our frequency license in Israel was extended until June 29, 2007. Our frequency licenses in Brazil expire in 2009 and, in Miami and Orlando, our licenses expire between 2009 and 2013. We have options to extend all of our frequency licenses for periods ranging from three- to 10-year periods.

        In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of, 2007, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and possible sanctions could include fines and even the closure or demolition of these base sites. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

        In Israel the required permits and approvals include:

■	erection and operating permits from the Israeli Ministry of the Environment;

■	permits from the Israeli Civil Aviation Authority, in certain cases;

■	permits from the Israeli Defense Forces;

■	approval from Israel's Land Administration, which usually also involves payment for the land use rights; and

■	building permits from local or regional zoning authorities in Israel and Brazil.

        We are currently in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued 7 of these permits. With respect to the general permit from Israel’s Land Administration, in 2005, we entered into an agreement with the Israel’s Land Administration, effective until December 31, 2008, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. . The process for obtaining these approvals in Israel is generally a time-consuming, highly bureaucratic and lengthy process. As a result, it is common practice among providers of wireless telecommunications services in Israel to continue operations while engaged in the approval process.

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

In Brazil the required permits includes:

—	Anatel (National Agency for Telecommunication)
—	IBAMA (Environment national agency)
—	Municipal permits
—	Fire department.
—	COMAR (Aviation authorities)

        ANATEL permits are required only for sites where we have transmission equipment and we have obtained all the permits required with this agency. IBAMA permits need to be obtained only for ground sites which are located in preservation areas. We have few sites of this kind, most of them are collocated sites where we pay for the right of use and permits are undertaken by the landowner. Fire Department permits are required only for equipment rooms and we have not applied for any as of this time. COMAR permits are needed only for a very few of our sites, most of which are collocated.

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

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Telematics Wireless Ltd.	Israel	97%
Ituran Cellular Communication Ltd.	Israel	100%*
Hotas Holding Ltd.	Israel	100%**
Ituran USA Inc.	USA	100%
Ituran NY Corporation	USA	100%***
Ituran Beheer B.V.	The Netherlands	100%
Ituran Florida Corporation	USA	94%****
Ituran License Corp.	USA	100%*****
Ituran de Argentina S.A.	Argentina	91%******
Ituran Sistemas de Monitoramento Ltda.	Brazil	97.5%*******
Teleran Holding Ltda.	Brazil	99.99%********
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Internet Ltd.	Israel	100%
Mapa Mapping & Publishing Ltd.	Israel	100%

*55% of the shares are directly owned by us. Another 45% of the shares are owned by Ituran Network Ltd. (of which we own all of the shares, other than one share that is owned by Moked Ituran).
**wholly owned subsidiary of Ituran Cellular Communication Ltd.
*** a wholly owned subsidiary of Ituran USA Inc. which is our wholly owned subsidiary.
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

        In 2006 we leased an aggregate of approximately 26,180 square feet of office space in Azour, Israel. In 2006, annual lease payments for this facility were approximately $386,000. This lease expires on March 31, 2008 and may be renewed by us for an additional 48-month period, subject to a 10% increase in the amount of rent and maintenance payments. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

        Our subsidiary Telematics Wireless currently leases approximately 17,600 square feet of office space and other facilities in Holon, Israel. Annual lease payments for this space in 2006 were approximately $150,000. This lease expired on November 30, 2006 and was automatically extended at Telematics Wireless’ election, for successive two-year periods, until November 30, 2016. In addition, Ituran Cellular Communication Ltd. leases 8,800 square feet of office space and other facilities in Holon, Israel, at an annual rent of approximately $73,800. This lease expired in February 2006 and was automatically extended for additional successive two-year periods until February 2012. Both facilities in Holon are leased from a related party. See Item 7.B. – “Transactions with related parties” below.

        In Brazil, until our recent purchase of the new premises (September 2006), we leased approximately 11,440 square feet of office space and our control center for approximately $354,000 annually.

        In Buenos Aires, Argentina, we lease approximately 6,435 square feet of office space for approximately $ 63,000 annually, approximately 715 square feet for our control center for approximately $ 7,000 annually and approximately 5,348 square feet for our own installation center for approximately $ 60,000 annually and approximately 2,167 square feet for our own warehouse for approximately $ 14,000 annually

        We lease approximately 7,500 square feet for our offices and control center in Florida for an approximate monthly rate of $7,530, subject to a 3% annual increase.

        We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

        The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 93 base stations and we rent most base station sites independently for a monthly rate ranging from $100 to $1,400 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 96 base station sites, of which 33 sites are leased from the same entity for a monthly rate ranging from $534 to $1490 per site and the duration of each lease is 10 years. The remaining 63 sites are leased independently for an annual rate ranging from $100 to $685 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 24 base station sites, all of which are leased from two entities for a monthly rate ranging from $250 to $660 per site. The duration of the lease ranges from two to three years. In Florida, we have 18 base station sites, leased primarily from property management companies. The annual rental rates vary from $3,829 to $26,709 and the duration of most leases is between three and five years, typically with options to renew for additional similar periods.

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

Introduction

        We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery, which we refer to as SVR, and tracking services. We also provide wireless communications products used in connection with our SVR services and for various other applications, including automatic meter reading, which we refer to as AMR, and radio frequency identification, which we refer to as RFID. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In addition, in 2004 we have entered into contracts to deploy our automatic vehicle location, which we refer to as AVL, infrastructure and sell our end-units in China and South Korea, and commenced deploying such infrastructure in China in 2004 and in South Korea in 2005. In 2006, we began selling our products in China and South Korea.

        Our operations consist of two segments: location-based services and wireless communication products.

        Our location-based services segment consists of our SVR, fleet management and value-added services. We currently operate stolen vehicle recovery services throughout Israel, in Sao Paulo,Rio de JaneiroBrazil, in Buenos Aires, Argentina and in Miami, Florida in the United States.

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

        As of December 31, 2006, we had approximately 205,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in our current coverage areas of Sao Paulo,Rio de Janeiroand Buenos Aires is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

        We expect growth over the next 12 months in our location-based services segment to be driven by increased demand from existing insurance company customers in Brazil and Argentina, as a result of our strong operating results and their increased familiarity with and confidence in our services, as well as additional insurance companies who could seek to establish relationships with us, as well as increased direct sales of SVR services to individual subscribers in Brazil who, due to prevailing high insurance costs, are self-insured and represent an additional market opportunity for our SVR services and AVL products. In connection with such potential markets and additional growth opportunities, we are looking to enhance our brand recognition through additional advertising efforts that we started in 2004. We expect our growing representation in the SVR market in Brazil and Argentina to result in additional revenues from sales of our AVL products. We commenced providing SVR and fleet management services in Rio de Janeiro in 2006 and expect to increase revenues from such operations in future periods.

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

Geographical breakdown

Location-based services subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2006	2005	2004	2003

Israel	174,000	161,000	146,000	142,000
Brazil	125,000	107,000	75,000	42,000
Argentina	80,000	61,000	36,000	22,000
United States	17,000	10,000	5,000	4,000

Total(1)	396,000	339,000	262,000	210,000

(1)	All numbers provided are rounded down, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2006		2005		2004
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	24.2	$15.3	$22.2	$16.3	$23.2	$16.6
Brazil	21.1	4.8	14.7	6.3	8.2	4.8
Argentina	6.9	2.9	5.6	3.5	3.8	1.6
United States..	1.8	18.1	1.6	12	1.4	9.8
China	--	1.7	--	3.1	--	0.7
South Korea	--	7.2	--	2.6	--	--

Total(1)	54.0	50.0	$44.1	$43.8	$36.5	$33.5

(1)	All numbers provided are rounded down, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

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

Wireless communications products segment

        We generate revenues from the sale of our AVL, AMR and RFID products to customers in Israel, Brazil, Argentina, the United States, China and South Korea. We currently sell our AVL end-units in each of the above regions. Growth in our subscriber base is the principal driver for the sale of our AVL products. In addition, in 2004 entered into contracts for the sale of our AVL infrastructure and end-units in China and South Korea to third-party operators that would likely result in growth of our end-units sales that will not be related to any increase in our subscriber base. We commenced sales to China and South Korea during the fourth quarter of 2004 and the second quarter of 2005, respectively, for deployment of our AVL infrastructure in connection with the initial set-up and deployment of the terrestrial network and base stations throughout the coverage region. We sell our AMR products exclusively to Arad Technologies that incorporates our AMR product into a water meter product that it markets and distributes to utilities in the United States through its wholly-owned subsidiary Master Meter. We sell our RFID products to the sole toll road operator in Israel, the transit authority of the State of Minnesota, ACS-SLS, a subsidiary of ACS, and Norpass. We recognize revenues from sales of our wireless communications products upon delivery.

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

Selling and marketing

        Our selling and marketing expenses have historically consisted primarily of advertising, salaries, commissions and other employee expenses related to our selling and marketing team and promotional and public relations expenses. We anticipate an increase in such costs, specifically in advertising costs related to our efforts to increase our subscriber base and enhance our brand recognition in Brazil and Argentina and to maintain our market leading position in Israel with respect to our location-based services.

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

Wireless communications products segment

        Operating income in our wireless communications products segment is primarily affected by our ability to increase sales of our higher margin AMR products as well as sales of AVL products in connection with turn-key solutions such as China and South Korea. While we expect the market for AMR products to grow in the foreseeable future, we expect sales of AVL infrastructure products in connection with our existing projects to end some time in 2007.

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

Taxes on income

        Income earned from our services and product sales is subject to tax in the country in which we provide our services or from which we sell our products. In Israel, the current corporate tax rate is 29%, however, this tax rate is expected to be reduced in the coming years. In addition, some of the operations of our subsidiary Telematics Wireless Ltd. have been exempt or subject to reduced tax rates and we expect to maintain such benefits for some period of time, see Item 10.E. – “Taxation” under the caption “Corporate tax” below.

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

Accounting for income taxes

        As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of income. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $1.4 million in 2006, which indicates that our management cannot determine that it is more likely than not that we will be able to realize this tax asset in the future. In the event that we generate taxable income in the jurisdictions in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

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

Allowance for doubtful accounts

        We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. In determining the relevant allowance amounts, we analyze our historical collection experience, current economic trends and the financial position of our customers. Our allowance policy is to define a flat percentage of our accounts receivable as the ongoing reserve and to reserve a higher amount for certain customers that we believe have a higher risk of default. In 2005 and 2006, our allowance for doubtful accounts was $548,000 and $532,000 and our trade receivables (net of allowance for doubtful accounts) were $22.8 million and $29.8 million, respectively. To date, based on our past experience, our allowances for doubtful accounts have been sufficient.

Goodwill and other intangible assets

        Under FAS No. 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination that closes on or after July 1, 2001 is deemed to have indefinite life and will not be amortized. FAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and in 2005 and 2006, no impairment losses have been identified. In 2005 and 2006, we had total goodwill of $2.8 million and $4.5 million, respectively, on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Results of Operations

        The following table sets forth for the periods indicated selected items from our consolidated statements of operations as a percentage of our total revenues.

	Year ended December 31,
Consolidated statements of operations data:	2006	2005	2004

Revenues:
Location-based services	51.9%	49.0%	46.9%
Wireless communications products	48.1	48.6	42.9
Other	-	2.4	10.2

Total revenues	100	100.0	100.0
Cost of revenues:
Location-based services	17.7	16.6	16.6
Wireless communications products	34.1	34.3	29.8
Other	-	1.9	7.4

Total cost of revenues	51.8	52.8	53.8

Gross profit	48.2	47.2	46.2
Operating expenses:
Research and development expenses	2.6	3.1	2.6
Selling and marketing expenses	4.9	5.4	5.2
General and administrative expenses
(and other expenses (income), net)	17.0	16.6	15.0

Total operating expenses	24.5	25.1	22.8
Operating income	23.7	22.1	23.4
Financing income (expenses), net	1.8	1.0	(2.6)

Other expenses, net	-	-	-

Income before taxes on income	25.5	23.1	20.8
Taxes on income	(6.3)	(5.9)	(5.7)
Share in losses of affiliated companies, net	(0.2)	(0.4)	(0.4)
Minority interest in income of subsidiaries	(0.5)	(0.8)	(0.3)

Net income	18.5%	16.0%	14.4%

Analysis of our Operation Results for the Year ended December 31, 2006 as compared to the year ended December 31, 2005

Revenues

        Total revenues increased from $90.1 million in 2005 to $104.1 million in 2006, or 15.5%. This increase consisted of $9.9 million from subscription fees from our location-based services and $6.2 million from sales of our wireless communications products. This increase was partially offset by a decline of $2.2 million in sales of our cellular services resulting from the expiration of our agreement with Partner Communications as of March 31, 2005.

Location-based services segment

        Revenues in our location-based services segment increased from $44.1 million in 2005 to $54.0 million in 2006, or 22.4%. This increase was primarily due to an increase in the number of the average subscribers from approximately 300,000 in 2005 to approximately 368,000 in 2006, or 22.6%.

Wireless communications products segment

        Revenues in our wireless communications products segment increased from $43.8 million in 2005 to $50.0 million in 2006, or 14.1%. This increase was primarily due to an increase in sales of our AMR products and an increase in revenues from our deployment projects in China and South Korea, this increase was offset by a decrease in the AVL products as a results of free lease transactions in Brazil.

Other

        Revenues from our cellular services decreased from $2.2 million in 2005 to none in 2006, this decrease was due to a decline in sales resulting from the expiration of our agreement with Partner Communications as of March 31, 2005.

Cost of revenues

        Total cost of revenues increased from $47.6 million in 2005 to $53.9 million in 2006, or 13.2%. This increase consisted of an increase of $3.4 million in our location-based services segment and $4.5 million in our wireless communications products segment. This increase was partially offset by a decline of $1.6 million in sales of our cellular services. As a percentage of total revenues, cost of revenues decreased from 52.8% in 2005 to 51.8% in 2006.

Location-based services segment

        Cost of revenues for our location-based services segment increased from $15.0 million in 2005 to $18.4 million in 2006, or 22.9%. This increase was primarily due to the increase in our subscriber base and due to our penetration to new region (Rio de Janeiro). As a percentage of total revenues for this segment, cost of revenues increase slightly from 34.0% in 2005 to 34.1% in 2006.

Wireless communications products segment

        Cost of revenues for our wireless communications products segment increased from $31.0 million in 2005 to $35.4 million in 2006, or 14.5%. As a percentage of total revenues for this segment, cost of revenues increased slightly from 70.7% in 2005 to 70.8% in 2006.

Other

        Cost of revenues from our cellular services decreased from $1.6 million in 2005 to $0 in 2006. This decrease was due to the decline in revenues resulting from the expiration of our agreement with Partner Communications as of March 31, 2005.

Operating expenses

Research and development

        Research and development expenses decreased from $2.8 million in 2005 to $2.6 million in 2006, or 7%.

Selling and marketing

        Selling and marketing expenses increased from $4.9 million in 2005 to $5.1 million in 2006, or 5.1%. This increase was due to additional advertising expenses in Brazil and Argentina for the principal purpose of increasing our brand recognition in such markets. As a percentage of total revenues, selling and marketing expenses decreased from 5.4% in 2005 to 4.9% in 2006.

General and administrative

        General and administrative expenses increased from $15.0 million in 2005 to $17.7 million in 2006, or 18.0%. This increase was due to an additional $0.5 million of bonus payments to senior management, an increase in salary expenses of $1 million as a result of the hiring of additional employees, mainly in Brazil. As a percentage of total revenues, general and administrative expenses increased from 16.6% in 2005 to 17.0% in 2006. Additionally, we incurred additional significant accounting, legal and other expenses that we did not incur before our offering on the NASDAQ, such as costs associated with corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and The Nasdaq Global Market. Such rules and regulations have lead to an increase in our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to made some activities more time consuming and costly. The implementation and testing of such processes and systems required us to hire outside consultants and incur other significant costs.

Operating income

        Total operating income increased from $19.9 million in 2005 to $24.7 million in 2006, or 24.1%. This increase consisted of $3.6 million increase in our location-based services segment, a $1.4 million increase in our wireless communications products segment, which was partially offset by a $0.2 million decrease from our cellular services.

Location-based services segment

        Operating income in our location-based services segment increased from $13.0 million in 2005 to $16.6 million in 2006, or 27.8%. This increase was primarily due to an increase in our revenues from $44.1 million in 2005 to $54.0 million in 2006.

Wireless communications products segment

        Operating income in our wireless communications products segment increased from $6.6 million in 2005 to $8.0 million in 2006. This increase was primarily due to an increase in revenues for this segment of $6.2 million and an increase in cost of revenues of $4.5 million (as a percentage of revenues from 70.7% in 2005 to 70.8% in 2006).

Other

        Operating income from our cellular services declined from $0.2 million in 2005 to $0 in 2006. This decline was due to the expiration and the non-renewal of our agreement with Partner Communications as of March 31, 2005.

Financing expenses (income), net

        Financing income, net, increased from $0.9 million in 2005 to $1.9 million in 2006 or 111%. This increase was mainly due to our last IPO on September 2005.

Taxes on income

        Taxes on income increased from $5.3 million in 2005 to $6.6 million in 2006, or 24.3%. This increase was primarily due to the increase in our taxable income over such period. Total income tax expense in 2005 was 25.4% of pre-tax income, while in 2006 it was 24.7% of pre-tax income. This decrease is primarily due to the decrease in the applicable income tax rate in Israel from 34% in 2005 to 31% in 2006.

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

Other

        Revenues from our cellular services decreased from $7.9 million in 2004 to $2.2 million in 2005, or 72.1%. This decrease was due to a decline in sales resulting from the expiration of our agreement with Partner Communications as of March 31, 2005.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

        Although we report our consolidated financial statements in dollars, in 2004, 2005 and 2006, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2004, 2005 and 2006, we derived approximately 45.6%, 48.9% and 53.2% of our revenues in dollars, 33.3%, 20.4% and 14.3% in NIS, 15.8%, 23.3% and 24.8% in Brazilian Reals and 5.3%, 7.4% and 7.6% in Argentine Pesos, respectively. In fiscal years 2004, 2005 and 2006, 43.5%, 44.2% and 42.9% of our expenses were incurred in dollars, 41.5%, 35.2% and 31% in NIS, 11.2%, 15.5% and 21.5% in Brazilian Reals and 3.8%,5.1% and 4.6% in Argentine Pesos, respectively.

        Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2006, accumulated other comprehensive income decreased by $6.4 million compared to the year 2005. In the year 2005, accumulated other comprehensive income increased by $0.9 million compared to the year 2004. In 2004, accumulated other comprehensive income decreased by $0.2 million compared to the year 2003. In 2003, accumulated other comprehensive income increased by $0.5 million compared to the year 2002. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2003		2004		2005		2006
	Actual	At 2002 exchange rates(1)	Actual	At 2003 exchange rates(1)	Actual	At 2004 exchange rates(1)	Actual	At 2005 exchange rates(1)
	(In thousands)

Revenues	$64,071	$63,440	$77,926	$77,263	$90,126	$86, 653	$104,052	$101,605
Gross profit	26,623	26,947	36,038	35,895	42,540	40,761	50,199	49,037
Operating income	10,286	10,929	18,263	18,370	19,922	19,065	24,732	24,406

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

        In addition, due to increased fluctuations in the exchange rate of the US dollar vis-a-vis the Israeli Shekel in 2002, in December 2002 we commenced acquiring derivative financial instruments in order to convert currency fluctuation risks related to our US dollar denominated loans from the US dollar to other currencies which we thought would be more stable. We do not anticipate entering into such transactions in the future unless we incur significant debt in currencies that are different from the functional currency of the entity within our group incurring such debt, and any decision to enter into such transactions will require the approval of our Board of Directors and will only be made after consulting with our advisors. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and are reflected in financing expenses, net. As of June 2007, we have no more open positions on such derivative financial instruments and any remaining effects on our financial results from such derivative financial instruments are reflected in our financial results for the year 2006 and will not affect our results of operations for any subsequent period.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Since our inception, we funded our operations primarily from cash generated from operations, borrowings under our credit facilities with banks, proceeds from the initial public offering of our ordinary shares in Israel and the proceeds received from other public or private sales of our equity and debt instruments. In 2004, 2005 and 2006, we had $4.6 million, $58.4 million and $59.8 million in cash and marketable securities and $2.5 million, $61 million and $73.4 million in working capital, respectively. In addition, in 2004, 2005 and 2006, we had $10.1 million, $3.5 million and $0.3 million, respectively, of outstanding long-term borrowings from banks, of which $6.5 million, $3.1 million and $0.3 million, respectively, were current, in 2004, 2005 and 2006, we also had $1.5 million, 1.1 million and $1.4 million, respectively, available to us under existing lines of credit of which we were utilizing $0.1 million, $0.2 million and non, respectively. Our long-term loans are secured by liens on all of our assets and properties in Israel.

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

        We had long-term liabilities in 2004, 2005 and 2006 of $4.3 million, $4.5 million and $5.3 million, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $2.9 million, $3.0 million and $4 million in 2004, 2005 and 2006, respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

        As of December 31, 2006, we had outstanding capital notes. The holder of these capital notes and the Company are currently involved in legal proceedings over the terms of the notes. We believe that these notes may only be converted into approximately 2,802 of our ordinary shares (pre-split) and are not otherwise required to be repaid by us. The holder of these notes has made various alternative demands including the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses) and the payment of a cash amount equal to the amount obtained by multiplying 1,172,154 of our ordinary shares (pre-split) by the highest trading price of our ordinary shares between the maturity date and the date of a court decision, plus interest and expenses. Although we cannot predict the outcome of the litigation proceedings at this time, if the holder of these notes prevails, the award of damages could result in significant costs to us. See Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

        On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount equal to 25% of our net profits, calculated based on our financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is proposed to be paid. Pursuant to such policy, we distributed NIS 11.8 million (approximately, $2.7 million) on April 28, 2005 and NIS 17.6 million (approximately, $3.8 million), on April 4, 2006 and NIS 20.1 million (approximately, $4.8 million), on April 4, 2007

        On July 17, 2006, the board of the Company authorized the repurchase of ordinary shares up to $10 million. As of to day the company has purchased approximately 60 thousands ordinary shares equal to $0.9 million.

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2006	2005	2004
	(In thousands)

Net cash provided by operating activities	18,254	$17,758	$17,674
Net cash used in investing activities	(29,940)	(4,893)	(2,910)
Net cash provided by (used in) financing activities	(8,162)	41,255	(14,142)
Effect of exchange rate changes on cash and cash equivalents	5,231	(295)	64

Net increase in cash and cash equivalents	(14,617)	$53,825	$686

Years ended December 31, 2006, December 31, 2005 and December 31, 2004

Net cash provided by operating activities

Our operating activities provided cash of $17.7 million in 2004, $17.8 million in 2005 and $18.3 in 2006.

The increase of approximately $0.5 million in cash from operating activities in 2006 as opposed to 2005 was due primarily to:

Cash from operating activities as follows:
–	Increase in our net profit in an amount of approximately $4.9 million;
–	Increase in accounts payable in an amount of approximately $2.2 million;
–	Decrease in accounts receivable in an amount of approximately $1.2 million.

Cash used for operating activities as follows:
–	Increase in inventory and contracts in process in an amount of approximately $4.2 million;
–	Decrease in other current liabilities in an amount of approximately $2.3 million.

The minor increase of approximately $0.1 million in cash from operating activities in 2005 as opposed to 2004 was due primarily to:

Cash from operating activities as follows:
–	Increase in our net profit in an amount of approximately $3.2 million;
–	Increase in other current liabilities in an amount of approximately $1.2 million;
–	Decrease in inventory and contracts in process in an amount of approximately $1 million.

Cash used for operating activities as follows:
–	Decrease in accounts receivable in an amount of approximately $1.9 million;
–	Decrease in accounts payable in an amount of approximately $2.1 million;
–	Decrease in deferred taxes in an amount of approximately $0.9 million;
–	Decrease in deferred revenue balances in an amount of approximately $0.7 million;

The increase of approximately $1.9 million in cash from operating activities in 2004 as opposed to 2003 was due primarily to:

Cash from operating activities as follows:
–	Increase in our net profit in an amount of approximately $5.4 million;
–	Increase in accounts payable in an amount of approximately $3.4 million;
–	Increase in exchange rate differentials on deposits in an amount of approximately $1.2 million;
–	Increase in deferred revenue balances in an amount of approximately $0.8 million

Cash used for operating activities as follows:
–	Increase in inventory and contracts in process in an amount of approximately $4.9 million.
–	Increase in accounts receivable in an amount of approximately $2.4 million.
–	Increase in other current assets in an amount of approximately $1.3 million

Net cash used in investing activities Net cash used in investing activities in an amount of approximately $29.9 was used primarily for the purchase of fixed assets in an amount of $12.1 million (of which $3.3 million was used to acquire the office building in Brazil), investment in securities in an amount of approximately $15 million and the acquisition of a subsidiary for the amount of approximately $2.2 million.

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

Net cash provided by (used in) financing activities

        Net cash used in financing activities in an amount of approximately $8.2 million consisted primarily of a long-term loan repayment in the amount of $3.2 million, a cash dividend payment in the amount of $3.7 million and purchase of treasury shares in an amount of $0.9 million.

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

        All of our research and development activities take place in Israel. Our Research and Design department is currently working on expanding our AMR product lines to include fixed area network systems and to adapt the Dialog 3G product lines for the electrical power and natural gas meter industry. Expenditures for research and development activities engaged by us were approximately US$2.7 million in 2006, US$ 2.8 million in 2005 and US$ 2.0 million.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2006:

	Payments due by period
Contractual obligations(1)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands)

Operating leases	6,406	1,044	1,901	1,856	1,605
Long-term loans	341	341	-	-	-

Total	6,747	1,385	1,901	1,856	1,605

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following persons are our directors, senior management and employees upon whose work we are dependent:

Name (1)	Age	Position

Izzy Sheratzky	61	Chairman of the Board of Directors
Yehuda Kahane	63	Director
Ze'ev Koren(1)	62	Director
Avner Kurz	54	Director
Amos Kurz	51	Director
Yigal Shani	63	Director
Eyal Sheratzky	39	Co-Chief Executive Officer and Director
Nir Sheratzky	35	Co-Chief Executive Officer and Director
Gil Sheratzky	30	Director
Yoav Kahane	33	Director
Orna Ophir(1)	57	Director
Israel Baron(1)	54	Director
Eli Kamer	41	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	42	General Counsel
Eddy Kafry	55	President & Chief Executive Officer of Telematics Wireless

(1)	Member of our audit committee and an independent director under the Nasdaq National Market listing requirements.

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

        Zeev Koren has served as a director of our company since 2006. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 26 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in senior capacity in companies in the fields of international forwarding and medical services. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

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

        Gil Sheratzky has served as a director of our company and as our advertising officer since 2003. Since January 23, 2007, he has served as well as CEO of our subsidiary, E-Com Global Electronic Commerce Ltd. Prior to such date, he worked in our control center during the years 2000 and 2001, and during the years 2001 and 2002, he worked in an advertising agency. Mr. Sheratzky holds a BA degree in Business Management from the Interdisciplinary Center, Herzlya. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Eyal and Nir Sheratzky.

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

        Eddy Kafry is President and Chief Executive Officer of Telematics Wireless. Mr. Kafry worked for Tadiran Ltd. until 1989 where he led the development of various defense systems. He then spent five years with Kollsman, USA, leading the development and engineering of a major defense system. In 1995 Mr. Kafry founded Telematics Wireless within Tadiran. He has served as President and Chief Executive Officer since then. He holds a B.Sc. degree from the Technion – Israel Institute of Technology.

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

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2006 was approximately $24,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. In 2006, the general meeting of the company voted to allow compensation of external directors to the maximum permitted by law (i.e. yearly remuneration of NIS42,245 (approximately $9,800) in addition to a remuneration per meeting attended in the sum of NIS1,625 (approximately $380).

        The aggregate compensation paid to our Co-Chief Executive Officers in 2006 was $819,000. Our four highest paid officers in 2005, other than our Co-Chief Executive Officers, were the active Chairman of our Board of Directors, who was paid $1,626,000 in 2006, and our Vice President, IT and Systems Operation, our Purchase and Logistics Manager, Vice President of sites who were paid $168,000, $164,000 and $160,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2006 was $3,603,000. In 2006, we also paid an aggregate amount of $41,000 to a director for services provided to us and employment compensation in an aggregate amount of $154,000 to three directors who are our employees but are not Ituran officers. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2006, we set aside $175,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits. All numbers in this paragraph are rounded to the nearest thousand.

        Messrs. Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky provide their services as Chairman of our Board of Directors and Co-Chief Executive Officers, respectively, as independent contractors pursuant to services agreements between the company and A. Sheratzky Holdings Ltd., a company controlled by Izzy Sheratzky. Mr. Gil Sheratzky is employed as CEO of one of our subsidiaries, E-Com Global Electronic Commerce Ltd. See Item 7.B. – “Related Parties Transactions” under the caption “Transactions with Related Parties” below.

        The compensation paid to Mr. Izzy Sheratzky included a bonus in an amount equal to 5% of our profits before tax (including the share of affiliated companies net and minority interests in (income) loss of subsidiaries), on a consolidated basis, based on our audited consolidated financial statements for the relevant year, to which Mr. Izzy Sheratzky is entitled pursuant to his services agreement with the company. The compensation paid to each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, includes a bonus in an amount equal to 1% of our profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year, granted pursuant to a resolution of our Board of Directors from January 2004. The compensation paid to Gil Sheratzky by our subsidiary E-Com Global Electronic Commerce Ltd. includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax ) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007 .See Item 7 – “Related Parties Transactions” under the caption “Transactions with our directors and principal officers” below.

        As of the date of this report, our executive officers and directors held options to purchase an aggregate of 153,924 of our ordinary shares. The exercise price of each option is NIS 1 and each option is fully vested and exercisable into three ordinary shares, par value of NIS 0.33 1/3 each.

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

        Gideon Ezra, Ltd. is a company controlled by Gideon and Hanna Ezra with each owing 50% of the capital stock of such company. Moked Services, Information, Management and Investments is a company owned by A. Sheratzky Holdings Ltd. (a company controlled by Izzy Sheratzky) (66.6%) and Benjamin Ron’s heirs (2003) Ltd. (a company controlled by Ron Benjamin’s heirs) (33.3%). F.K. Generators and Equipment is a company controlled by Perfect Quality Trading Ltd. (51%), a company owned by Avner Kurz and Amos Kurz in equal parts. Yehuda Kahane Ltd. is a company owned by Professor Kahane and Rivka Kahane. T.S.D. Holdings is a company controlled by Efraim Sheratzky. G.N.S. Holdings is a company controlled by Yigal Shani.

        The shareholders agreement (as amended) and Moked’s amended articles of association provide as follows:

■	Prior to the time a shareholders meeting of our company takes place, a separate meeting of the shareholders of Moked will be convened.

■	At the Moked shareholders meeting, all matters included in our meeting’s agenda will be discussed and voted on.

■	The required quorum in the Moked meeting will be any number of the shareholders actually present. The resolutions will be adopted by a majority of the votes present and voting is based on the relative shareholdings in Moked, with the exception of Moked Services, Information, Management and Investments, which is entitled to 41.5% of the voting rights, thereby decreasing the voting rights of F.K. Generators and Equipment to 22.5% on the vote of any matter other than issues in which Izzy Sheratzky has a direct or indirect interest.

■	With respect to director elections, every Moked shareholder holding at least 3.5% of Moked’s shares is entitled to designate one director in our annual shareholders meeting. Each Moked shareholder holding over 10% of Moked’s shares may nominate an additional director for every additional 10% of Moked shares held by him or her in excess of the initial 10%. For the purpose of nominating additional directors, shareholdings may be aggregated.

■	As discussed in “Board of Directors” in Item 6.C – “Board Practices” below, our directors (excluding the external directors) are divided into three classes as follows: class A – Amos Kurz, Yoav Kahane, Eyal Sheratzky and Yigal Shani (with their term of office expiring in 2007), class B – Yehuda Kahane, Avner Kurz and Nir Shertazky (with their term of office expiring in 2008); and class C –Gil Sheratzky, Zeev Koren and Izzy Sheratzky (with their term of office expiring in 2009).

■	Upon the expiration of the term of office of our class A directors, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), Yehuda Kahane Ltd., provided it holds at least 20% of the voting rights, F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, and Yigal Shani or G.N.S. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class A. Upon the expiration of the term of office of the directors in class B, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), and Yehuda Kahane, provided it holds at least 20% of the voting rights, and F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, shall be entitled to require Moked to appoint one director to class B. Upon the expiration of the term of office of the directors in class C, (i) Moked Services, Information and Investment, provided it holds at least 36.5% of the voting rights shall be entitled to require Moked to appoint two directors and (ii) Efraim Sheratzky or T.S.D. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class C.

■	Moked has agreed to vote all of its shares at our shareholders meetings in accordance with the resolutions adopted at the Moked shareholders meeting or, with regard to director elections, as described above. In the event of a tie with respect to a certain issue, Moked has agreed to vote its shares against the relevant resolution at our shareholders meeting.

■	Moked’s shareholders have a right of first refusal on any sale of our shares by Moked. This right does not apply to open market sales by Moked of up to 2% of the issued share capital of our company in any given calendar year.

■	According to Moked’s articles of association, each of the shareholders of Moked may direct Moked to dispose of a portion of Moked’s holdings in our company that corresponds to such shareholders’ proportional holdings in Moked and to distribute the proceeds of such disposition to such directing shareholders.

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

        External directors are elected to serve an initial term of three years and may be reelected to serve in that capacity for an additional three years. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ, may be extended indefinitely in increments of additional three-year terms. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for their appointment or violating the duty of loyalty to the company. If all directors are of the same gender, the next external director elected must be of the other gender. Each committee of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Israeli law regulating the compensation of external directors prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law.

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

        Dr. Ophir and Mr. Baron have been elected as our external directors through 2006, and were re-elected by our shareholders for one additional three-year term expiring June 2009. In addition, Mr. ZEv Koren was elected as an external director in 2006.

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

        Our Board of Directors has formed an audit committee that is empowered to exercise the powers of the Board of Directors for our accounting, reporting and financial control practices. The members of the audit committee are Dr. Orna Ophir and Messrs. Israel Baron and Zeev Koren. Our Board of Directors has determined that Mr. Israel Baron is the committee’s “financial expert,” as such term is defined by the rules of the Nasdaq National Market and the Securities and Exchange Commission.

Compensation committee

        Our Board of Directors has appointed a Compensation Committee, pursuant to the listing requirements of the Nasdaq National Market. The members of the Compensation Committee are Orna Ophir, Israel Baron and Zeev Koren. The Compensation Committee of our Board of Directors recommends the review and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. Our Board of Directors has determined that each member of the Compensation Committee is independent.

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

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2006	2005	2004

By area of activity:
Control Center	239	195	206
Research and Development	38	36	28
Sales and Marketing	72	62	47
Technical support and IT	105	100	102
Finance, Administration and Management	283	259	148
Private enforcement and operations	132	130	120
Total	869	782	651
By geographic location (out of total):
Israel	416	397	387
Brazil	290	222	125
Argentina	138	138	115
United States	25	25	24
Total:	869	782	651

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

        The following sets forth, as of June, 2007 the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership

Izzy Sheratzky(3)	5,655,655	24.60%
Professor Yehuda Kahane (4)	2,128,539	9.20%
Ze'ev Koren	-	-
Avner Kurz (5)	1,447,925	6.30%
Amos Kurz (6)	1,445,205	6.22%
Yigal Shani (7)	392,985	1.69%
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	*	*
Orna Ophir	-	-
Israel Baron	-	-
Eli Kamer	-	-
Guy Aharonov	*	*
Eddy Kafry	*	*

68

*owns less than one per cent of our outstanding share capital.

(1)	This table includes only current directors and officers that beneficially hold our shares.

(2)	Percentages in this column are based on 23,321,507 ordinary shares outstanding as of June 18, 2007. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)	Shares beneficially owned include: (a) 148,703 shares directly owned by Mr. Sheratzky, of which 5,427 shares are jointly owned with his wife, Maddie; (b) 5,506,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with a certain shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.B. – “Compensation” under the caption “Shareholders agreement and articles of association of Moked Ituran” above.

(4)	Shares beneficially owned include: (a) 547,782 shares directly owned by Professor Kahane, of which 429,576 shares are jointly owned with his wife, Rivka Kahane, (b) 148,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran, which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

(5)	Shares beneficially owned include: (a) 2,720 shares directly owned by Avner Kurz, (b) 13,398 shares owned by F.K. Generators and Equipment, which Avner Kurz may be considered to beneficially own by virtue of his shared voting and investment power over such shares through his 50% ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K with the other 50% ownership of Perfect Quality Trading Ltd. owned by Mr. Amos Kurz (Avner Kurz’s brother), and (c) 1,431,807 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own through F.K. as described above, which F.K. is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with Moked’s articles of association (due to its 26% ownership of Moked Ituran).

(6)	Shares beneficially owned include: (a) 13,398 shares owned by F.K. Generators and Equipment, which Amos Kurz may be considered to beneficially own by virtue of his shared voting and investment power over such shares through his 50% ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K., with the other 50% ownership of Perfect Quality Trading Ltd. owned by Mr. Avner Kurz (Amos Kurz’s brother); (b) 1,431,807 shares owned by Moked Ituran that Amos Kurz may be considered to beneficially own as described above.

(7)	Shares beneficially owned include: (a) 30,000 shares owned by G.N.S. Holdings Ltd. which Yigal Shani may be considered to beneficially own by virtue of his sole right to direct the disposition of such shares through his 100% ownership thereof, (b) 154,200 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 208,785 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over G.N.S. Holdings, the holder of 3.75% of Moked’s shares, in which he owns 100% of the shares.

Employee Share Option Plans

        We adopted two option plans for managers and employees. The first option plan was adopted immediately prior to the time of our initial public offering on the Tel Aviv Stock Exchange in May 1998, pursuant to which we issued to our employees options to purchase 360,546 shares at a per-share exercise price of NIS 0.33 1/3, or $0.07, the par value of our ordinary shares. All options granted under the 1998 plan are fully vested and were exercised. Pursuant to our 2001 option plan, which was adopted on August 23, 2001, options to purchase an aggregate of 244,875 of our ordinary shares were granted to our employees, one of whom was also a director. All of these options were granted at a per-share exercise price of NIS 0.33 1/3, or $0.07. The closing price of our ordinary shares on the TASE on the date these options were granted was NIS 12.20, or $2.67 per share. All of the options granted under the 2001 plan are fully vested and were exercised. In addition, on August 23, 2001, our Board of Directors resolved to grant options to purchase an aggregate of 601,857 ordinary shares to some of our directors and officers as follows: options to purchase 461,784 ordinary shares were granted to Mr. Izzy Sheratzky, our Chairman of the Board of Directors, options to purchase 50,796 ordinary shares were granted to each of Eyal Sheratzky and Nir Sheratzky, our Co-Chief Executive Officers and options to purchase 38,481 ordinary shares were granted to Mr. Yoav Kahane, our director. All such options were granted at a per-share exercise price of NIS 0.33 1/3 or $0.07 and are all fully vested and exercisable. Of these additional options, 217,809 ordinary shares were issued pursuant to exercise of options by Yoav Kahane, Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky and options for the purchase of 50,796 ordinary shares held by Eyal Sheratzky and Nir Sheratzky expired. On July 18, 2005, a special meeting of our shareholders approved the issuance of fully vested options to Eyal Sheratzky and Nir Sheratzky, in place of those options that expired. These options are exercisable for one year at a per-share exercise price of NIS 0.33 1/3 or $0.07, and were exercised in full by them in May 2006. As of the date of this report, options to purchase 153,924 of our ordinary shares are outstanding, all of which are fully vested and exercisable.

The following table sets forth information on stock options that have been granted and are outstanding as of the date of this report:

Name of grantee	No. of shares to be issued upon exercise of options	Weighted-average per-share exercise price	Expiration date(1)

Izzy Sheratzky	153,924	NIS 0.33 1/3	September 2007

All directors and officers as a group	153,924	NIS 0.33 1/3	September 2007
Other employees	-

Total	153,924

(1)	All options are fully vested.

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

        The following table shows the number of our ordinary shares beneficially owned by (a) the only shareholders known to us as of June 18, 2007, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

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

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)

Moked Ituran Ltd. (1)	5,506,952	23.69%
F.K. Generators and Equipment Ltd. (2)	1,445,205	6.22%

All directors and executive officers as a group	7,961,255	29.65%

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

As of April 17, 2007, we had a total of 3 shareholders of record in the United States with registered with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees

* Includes the Depository Trust Company.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

        We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the Chairman of our Board of Directors and the uncle of both of our Co-Chief Executive Officers, and Yigal Shani, one of our directors. We pay an annual aggregate amount of NIS 892,000, or $200,400, for our basic insurance policies and NIS 1,304,000, or $293,000, for our directors’ and officers’ insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 167,635, or $37,649 to be paid by the insurance company on account of these policies.

        We have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers.

        In February 2003, we entered into a two-year services agreement with A. Sheratzky Holdings, a company controlled by Izzy Sheratzky, and Izzy Sheratzky pursuant to which Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides us full-time services as Chairman of the Board of Directors, under the same terms of his previous employment as Chief Executive Officer. Pursuant to the agreement, A. Sheratzky Holdings will receive compensation equal to NIS 85,500, or approximately $19,200, per month, adjusted for inflation, plus reimbursement of certain business expenses. In addition, Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement is automatically renewable for successive two-year periods until either party notifies the other of its intention to terminate the agreement, by providing a 180-day prior written notice.

        On September 5, 2002, we entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky pursuant to which A. Sheratzky Holdings will provide management services to us through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307, or $10,980 and $11,074, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. In January 2004, a change in the employment terms of the Chief Executive Officer was approved providing each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, an annual bonus in an amount equal to 1.0% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus is paid.

        The aggregate amounts paid to A. Sheratzky Holdings in 2004, 2005 and 2006 were approximately $1,474,000, $1,480,000 and $2,581,000, respectively (all numbers include value added tax).

        On March 23, 1998, we entered into a financial services agreement with our director, Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or approximately $900, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or approximately $3,370, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in 2004, 2005 and 2006 were approximately $47,000 (all numbers include value added tax).

        On May 29, 2002, Telematics Wireless entered into an addendum to a lease agreement with Rinat Yogev Nadlan, Ltd., a company controlled by some of our and Telematics Wireless’ directors and executive officers. The addendum provides for the extension of the lease by Telematics Wireless for five automatically renewable two-year terms, up to a maximum period of 10 years, or until November 30, 2016. The property was originally leased to Telematics Wireless by Tadiran pursuant to a lease agreement dated September 13, 1998. In addition, pursuant to the original lease agreement, Telematics Wireless had a right of first refusal to purchase the property upon a proposed sale by Tadiran. In April 2002, Tadiran decided to sell the property and notified Telematics Wireless, which then transferred its right of first refusal, without consideration, to Rinat Yogev Nadlan. Rinat Yogev Nadlan exercised such right and purchased the property on April 18, 2002. Shortly following the purchase, Telematics Wireless entered into the addendum to the lease agreement with Rinat Yogev Nadlan. In addition to its agreement with Telematics Wireless, on May 29, 2002, Rinat Yogev Nadlan also entered into an agreement with our subsidiary Ituran Cellular Communication for the lease of the remainder of the property held by Rinat Yogev Nadlan under terms similar to those of the Telematics Wireless’ lease to expire on February 2012. The aggregate amounts paid to Rinat Yogev Nadlan in 2004, 2005 and 2006 were approximately $258,000, $245,000 and $260,000, respectively (all numbers include value added tax). For further discussion regarding the terms of the lease agreements and the above-mentioned extension, see Item 4.D. – “Property, Plant and Equipment” above.

        On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. with Gil Sheratzky for the employment of Mr Sheratzky as CEO of that Company in consideration of monthly payments in the amount of NIS 25,000 or $5,610, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky will report to our CEO. The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax ) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

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

        The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. Accordingly, we believe that the matter may only be resolved through a litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo. The parties are currently in early stages of pleading the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted in the notes, is approximately $9.6 million. In addition, in June, 2006, Leonardo was initially permitted to amend its claim to add an additional cause of action, claiming that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of $9.6 million, plus interest and expenses. We successfully appealed the decision allowing Leonardo to amend its claim on legal grounds and such permission was ultimately revoked by the court. Leonardo subsequently filed a request for leave to appeal such decision to the Israeli Supreme Court, which request was denied. While we cannot predict the outcome of this case, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage.

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

        On January 29, 2004, upon adopting our current dividend policy, we declared a dividend in an amount equal to NIS 6.0 million, or $1.3 million. Such dividend was paid on April 1, 2004. On March 23, 2005, we declared a dividend in an amount equal to NIS 11.8 million, or $2.7 million. Such dividend was paid on April 28, 2005. On February 20, 2006, we declared a dividend in the amount equal to NIS 17.6 million, or $3.8 million. Such dividend was paid on April 4, 2006. On February 20, 2007, we declared a dividend in the amount equal to NIS 20.1 million, or $4.8 million. Such dividend was paid on April 4, 2007 We did not declare or pay any cash dividends to shareholders during the five-year period prior to January 29, 2004.

B.	SIGNIFICANT CHANGES

        Except for as stated in this annual report, there are no significant financial changes as of December 31, 2006.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price History of Our Shares

        Our ordinary shares have been trading on the Tel-Aviv Stock Exchange under the symbol “ITRN” since May 1998 and have been trading on the Nasdaq National Market under the symbol “ITRN” since September 2005.

        The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares as reported by the Nasdaq National Market. Our shares commenced trading on the Nasdaq National Market on September 27, 2005. All per share prices for periods prior to or including May 2007 have been retroactively adjusted to reflect the three for one stock split effected on that date.

	High	Low

During the last six months
May 2007	$15.14	$13.74
April 2007	$14.17	$13.31
March 2007	$15.01	$13.32
February 2007	$15.72	$14.61
January 2007	$15.57	$14.52
December 2006	$16.50	$14.61

During each fiscal quarter of 2006 and 2007
First Quarter 2007	$15.72	$13.32
Fourth Quarter 2006	$17.90	$14.25

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel-Aviv Stock Exchange. U.S. dollars per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown. All per share prices prior to or including September 2005 have been retroactively adjusted to reflect the three-for-one stock split effected on that date.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low

Annual:
2006	85.29	60.62	18.53	13.86
2005	75.37	40.97	16.80	9.13
2004	41.57	25.42	9.78	5.60
2003	26.37	8.23	6.07	1.69
2002	13.90	7.50	3.10	1.54

Quarterly:
Fourth Quarter 2006	76.49	61.36	17.83	14.29
Third Quarter 2006	67.41	60.62	15.32	13.86
Second Quarter 2006	78.71	61.75	17.11	13.78
First Quarter 2006	85.29	73.03	18.53	15.87
Fourth Quarter 2005	75.37	53.97	16.23	11.62
Third Quarter 2005	62.70	43.07	13.64	9.66
Second Quarter 2005	52.30	43.07	11.96	9.66
First Quarter 2005	52.47	40.97	12.14	9.32
Fourth Quarter 2004	41.30	29.77	9.47	6.67
Third Quarter 2004	31.72	25.42	7.10	5.60
Second Quarter 2004	32.10	28.13	7.09	6.12
First Quarter 2004	31.20	25.70	6.97	5.76

Most recent six months:
May 2007	60.11	55.59	15.29	13.78
April 2007	57.91	56.41	14.23	13.59
March 2007	62.97	55.44	15.01	13.29
February 2007	65.83	62.32	15.60	14.72
January 2007	66.41	62.15	15.72	14.72
December 2006	70.25	61.82	16.72	14.77
November 2006	76.49	68.57	17.83	15.99

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

        Our ordinary shares are quoted only on the Nasdaq National Market and the Tel-Aviv Stock Exchange under the symbol “ITRN”.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

        Voting, Shareholder Meetings and Resolutions. As a foreign private issuer, we have elected to follow our home country practices in lieu of the Nasdaq Marketplace Rule requiring an issuer to hold its annual meeting of its shareholders no later than one year after the end of the issuer’s fiscal year-end. Specifically, according to Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of (a) any two directors of the company or one quarter of its board of directors or (b) one or more shareholders holding, in the aggregate, (i) 5% of the outstanding shares of the company and 1% of the voting power in the company or (ii) 5% of the voting power in the company.

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

The Arad Technologies Agreements

        Telematics Wireless has entered into a series of agreements with Arad Technologies for the manufacture and supply by Telematics Wireless of its transponders for incorporation in Arad Technologies’ AMR systems. The agreements provide for the joint development, manufacturing and marketing of the AMR systems, as well as the provision of the Telematics Wireless transponders to Arad Technologies. Pursuant to these agreements, each party retains its intellectual property rights in the components of the AMR system that it develops. Since the execution of the original agreement in 2000, the parties have entered into a number of amendments, each of which consist of Arad Technologies’ order of additional transponders at varying prices per transponder. The agreements contain mutual exclusivity obligations, pursuant to which the parties agreed not to develop, manufacture, market and/or enter into an agreement with another provider in the radio frequency-based automatic meter reading field, subject to certain limited exceptions. Pursuant to the most recent amendment to the Arad agreements, the agreements will terminate on February 15, 2011. In the event that Arad ceases to market and sell AMR products, it may request Telematics Wireless to terminate the production of its transponders by giving Telematics Wireless four months prior written notice.

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

        The term of the agreement commences (per project deployed) from the advance payment date for the system until our fulfillment and Golden Net’s final acceptance of our obligations under the agreement with respect to such project, including the satisfaction of any applicable warranty, spare parts, maintenance and option obligations. The agreement may be terminated by either party in the event of a material breach of the agreement by the other party. A separate agreement was executed by the parties in October 2005 governing the purchase of the AVL end-units. It contains the pricing and intellectual property rights terms, among others, set forth in the existing agreement. Under this end-user production agreement, an initial order of 18,000 end units was executed. Accordingly, we have commenced initial sales in Beijing in the second quarter of 2006 and expect to commence sales in Shanghai in 2007.

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

        Although the agreement requires the initial deployment of the AVL system in Shanghai by November 1, 2005, due to delays in the organization and registration of Golden Net’s local operating company in Shanghai, deployment of the first and second phases phase (30 base stations in total) of the AVL system in Shanghai, , was completed in Q1 2007. According to the agreement for the deployment in Beijing, the first ten base sites (the first phase) in Beijing are to be deployed by December 31, 2005 and this target was reached on time. The first phase of deployment in Beijing was extended to include up to 20 base stations and this phase was concluded during 2006.

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

        Pursuant to the agreement, there are three phases of the development and construction of the complete AVL system in South Korea:

■	Phase I relates to the Seoul metropolitan area and neighboring vicinities. This phase consists of 82 base sites to be deployed by September 2006 and is valued at $5.4 million, excluding the sale of our end-units following the establishment of the Phase I infrastructure and is currently being completed.

■	Phase II relates to five other major metropolitan areas in South Korea. This phase consists of an additional 124 base sites to be deployed at a date to be determined by Korean Location Information. We will commence providing deliveries for construction of the base sites five months following the placement of an order. Phase II is valued at $4.8 million, excluding the sale of our end-units following the establishment of the Phase II infrastructure.

■	Phase III relates to coverage across South Korea. This phase consists of an additional 294 base sites to be deployed at a date to be determined by Korean Location Information. We will commence providing deliveries for construction of these base sites five months following Korean Location Information’s placement of the order. Phase III is valued at $9.8 million, excluding the sale of our end-units following the establishment of the Phase III infrastructure.

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

        In 2006 we completed the deliveries of infrastructure equipment for phase 1 of the project in Korea. The operating company started to provide location based services with our system. In March 2007, we reported that we expect a delay of a few months in this project due to factors externally generated, unrelated to our system and forbidden in-band frequency interferences in Seoul, which affects system performance in Korea. There are technical teams working to resolve the problem, and we estimate it to be resolved within a few months. The operator is also working on the regulatory level to shut down the interfering stations. As a result, we expect a delay in revenue recognition from the second and third phase of the project. We estimate that it will still be able to complete the majority, if not all, of the project in 2007 and recognize the associated revenue.

        Out of the total $14.6 million in revenue expected to be recognized in Korea in the second and third phase of the project, the remaining balance is $10.9 million. This amount was originally expected to be recognized during 2007 according to the completion method (SOP 81), but recognition will be delayed until the technical problem is resolved. Based on its engineer’s opinion, the Company estimates that it will still be able to complete the majority, if not all, of the project in 2007

        In September 2006 the Company was awarded a $14.6M order by Korean Location Information for the supply of infrastructure equipment for further deployment of the Telematics’ Terrestrial Location system. The system enables the Korean service provider to deliver location based services for people, cargo and cars throughout the area of South Korea. The order was followed by the reception of a Down payment.

        The new order was an expedited turn on of the second and third phases of the agreement between Telematics and Korean Location Information. According to the agreement, Telematics will supply the infrastructure equipment – until third quarter of 2007. The project is expected be completed by Korean Location Information until the end of 2007 and to the Company’s estimation, approximately 25% of the project has been completed in 2006.

        The revenues recorded in our financial statements for this contract for the fiscal year ended December 31, 2005 are $2.6 million. The revenues recorded in our financial statements for this contract for the fiscal year ended December 31, 2006 are $7.5 million.

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

        In March 2007, we entered into an agreement whereby we acquired approximately 4% of the issued and outstanding share capital in Korean Location Information and Communications for 1.5M US Dollars. We were also granted with option right for additional shares at the total purchase price of 1M US Dollars within two years following such acquisition.

         The Mapa Agreement

        In 2007 we entered into an agreement with the shareholders of Mapa (the “Mapa Group”). Pursuant to the agreement we purchased the full share capital of Mapa Group for approx. US$9.9 million. In addition, we paid an additional sum of approx. US$3.1 million to the Mapa Group, which was used to repay Mapa Group’s loans to its shareholders. Upon closing of the transaction, we own 100% of the issued share capital of the Mapa Group. The Mapa Group is the leading and largest provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel, GISrael. The Mapa acquisition represents a major step in strengthening our position in the field of location based services in Israel, by leveraging the best platform available. Mapa is uniquely positioned as the main provider of the geographic information database for navigation in Israel. These unique capabilities will not only serve us as a location based service provider, but will also allow us to sell the rights for using the database to other location based service providers, including the cellular operators who see this as one of the fastest growing areas. On June 24, 2007 we obtained the approval of the Israeli Commissioner for Trade Practices for the Mapa acquisition. The approval was conditioned on the following terms to be fulfilled by Ituran (whose conditions do not detract from the provisions of the Restrictive Practices Act, 1988: (a) Mapa Group should not unreasonably refrain from selling its computerized geographic information (GIS) products (the “Products”) and any updates to any customer; (b) Mapa Group shall not act discriminatively in similar transactions for customers interested in purchasing Mapa Group’s Products; (c) Mapa Group shall not link or condition the supply of its Products to a sale of service and/or other product.

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

        We believe that we will not be classified as a PFIC for US federal income tax purposes for our current taxable year and we anticipate that we will not become a PFIC in any future taxable year based on our financial statements, our current expectations regarding the value and nature of our assets, and the sources and nature of our income. This conclusion, however, is a factual determination that must be made annually based on income and assets for the entire taxable year and thus may be subject to change. It is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year and our status in future years depends on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure that we will not be considered a PFIC for any taxable year.

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

        Income derived from an Approved Enterprise is generally subject to a tax rate of 0% for a two years and 25% for a period of five years. However, further reductions in tax rates depending on the percentage of the non-Israeli investment in a company’s share capital (conferring rights to profits, voting and appointment of directors) and the percentage of its combined share and loan capital owned by non-Israeli residents, would apply. The tax rate is 20% if the non-Israeli investment level is 49% or more but less than 74%, 15% if the non-Israeli investment level is 74% or more but less than 90%, and 10% if the non-Israeli investment level is 90% or more. The lowest level of foreign investment during the year will be used to determine the relevant tax rate for that year. These tax benefits are granted for a limited period not exceeding seven years or 10 years with respect to a company whose foreign investment level exceeds 25% during the first year in which the Approved Enterprise has taxable income after utilizing its net operating losses. The period of benefits may in no event, however, exceed the lesser of (a) 12 years from the year in which the program was activated and (b) 14 years from the year of receipt of Approved Enterprise status.

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

Foreign exchange rate risk

        Although we report our consolidated financial statements in dollars, in 2004, 2005 and 2006, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2004, 2005 and 2006, we derived approximately 45.6%, 48.9% and 53.2% of our revenues in dollars, 33.3%, 20.4% and 14.3% in NIS, 15.8%, 23.3% and 24.8% in Brazilian Reals and 5.3%, 7.4% and 7.6% in Argentine Pesos, respectively. In fiscal years 2004, 2005 and 2006, 43.5%, 44.2% and 42.9% of our expenses were incurred in dollars, 41.5%, 35.2% and 31% in NIS, 11.2%, 15.5% and 21.5% in Brazilian Reals and 3.8%,5.1% and 4.6% in Argentine Pesos, respectively.

        Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2006, accumulated other comprehensive income decreased by $6.4 million compared to the year 2005. In the year 2005, accumulated other comprehensive income increased by $0.9 million compared to the year 2004. In 2004, accumulated other comprehensive income decreased by $0.2 million compared to the year 2003. In 2003, accumulated other comprehensive income increased by $0.5 million compared to the year 2002. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2003		2004		2005		2006
	Actual	At 2002 exchange rates(1)	Actual	At 2003 exchange rates(1)	Actual	At 2004 exchange rates(1)	Actual	At 2005 exchange rates(1)
	(In thousands)

Revenues	$64,071	$63,440	$77,926	$77,263	$90,126	$86,653	$104,052	$101,605
Gross profit	26,623	26,947	36,038	35,895	42,540	40,761	50,199	49,037
Operating income	10,286	10,929	18,263	18,370	19,922	19,065	24,732	24,406

(1)	Based on average exchange rates during the period.

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

        Net proceeds to us from our initial public offering in the United States were approximately $49.4 million. Since our public offering of our shares on the Nasdaq National Market, we used part of these proceeds for Mapa Group acquisition.

ITEM 15.	CONTROLS AND PROCEDURES

See Item 15T below.

ITEM 15T.	CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

        Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(B) Management’s Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F this year, we are required to furnish a report by our management on our internal control over financial reporting. We are diligently pursuing implementation and compliance with the Section 404 requirements and we intend to provide the required management report in an amendment to our Form 20-F as soon as possible.

        Notwithstanding the foregoing, management believes the consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the period presented.

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

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

        In 2005, we adopted a Code of Ethics that applies to our senior management, including chief executive officer, chief financial officer, internal auditor and other individuals performing similar functions. This code of ethics has been posted on our website at www.ituran.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Fahn Kanne & Co., a member firm of Grant Thornton International has served as our independent public accountants for each of the fiscal years ended in the three-year period ended December 31, 2006. The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & Co., for the year ended December 31:

	2006	2005	2004
	($ in thousands)

Audit Fees	99	100	99
Audit Related Fees	5	7	-
Tax Fees	18	19	-
All Other Fees	11	2	2
Total	133	128	101

        The audit fees for the years ended December 31, 2006, 2005 and 2004, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran, and assistance with review of documents filed with the SEC.

        Tax fees for the years ended December 31, 2006, 2005 and 2004, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits.

        Our audit committee has pre-approved certain audit and non-audit services provided by Fahn Kanne & Co. during the year 2006, up to a certain amount.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We have purchased 60,103 of our shares at an aggregate purchase price of $900,000.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Changes in Shareholders' Equity	F-6-F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-10-F-39

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Articles of Association of the Company (1)

1.2	Form of Memorandum of Association of the Company (English Translation) (1)

2.1	Shareholders Agreement, dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management, Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky, and Yigal Shani (English translation). (1)

2.2	Form of Amendment to Shareholders Agreement dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management and Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky and/or T.S.D. Holdings Ltd., and Yigal Shani and/or G.N.S. Holdings Ltd. (English translation). (1)

4.1	Radio Location System License Agreement, dated December 16, 1993, by and between Pactel Teletrac and Tadiran Ltd. (1)

4.2	Assignment, Assumption, Consent and Amendment Agreement, dated April 30, 1996, by and between Teletrac, Inc, Airtouch Services, Tadiran Ltd. and the Registrant. (1)

4.3	Amendment Agreement (to Assignment, Assumption, Consent and Amendment Agreement dated April 30, 1996), dated March 1, 1999, by and between Teletrac, Inc. and the Registrant. (1)

4.4	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)

4.5	Radio Location System License Agreement, dated July 13, 1999, made by and among Teletrac, Inc., Teletrac License, Inc. and Ituran U.S.A. Inc. (1)

4.6	Amendment No. 1 to Radio Location System License Agreement, dated May 8, 2000, made by and among Teletrac, Inc., Teletrac License, Inc. and Ituran U.S.A. Inc. (1)

4.7	Integrated Base Station Unit Development Agreement, dated December 13, 1996, by and between Teletrac, Inc., Tadiran Telematics Ltd. (1)

4.8	License and Ownership Agreement, dated as of September 29, 1999, by and between Tadiran Telematics Ltd. and Teletrac, Inc. (1)

4.9	Radio Location System License Agreement, dated March 1, 1999, by and between Teletrac, Inc. and Beheermaatschappij de Rooij B.V. (1)

4.10	Radio Location System License Agreement, dated December 21, 1999, by and between Teletrac, Inc. and Greenport Enterprises A.V.V., and assignment thereof to Ituran NY Corporation dated January 1, 2002. (1)

4.11	License and Supply Agreement for Radio Location System, dated August 31, 2004, by and between Vision Plant Inc. and Telematics Wireless Ltd. and ancillary Representation Agreement, dated June 2004 (1)*

4.12	Amendment No. 1 to the License and Supply Agreement for Radio Location System between Korean Location Information and Communications Company Ltd. and Telematics Wireless Ltd., dated June 15, 2005.(1)*

4.13	Agreement for the Supply of Ituran Ltd. Radio Location System in greater China, dated August 29, 2004, by and between Golden Net Communication Technology Ltd., Digitrack (China) Group Co. Ltd. and Telematics Wireless Ltd., and ancillary Cooperation and Annex I-2-Beijing Ituran System Deployment in Beijing Statement of Work, Prices, and Terms of Payment, dated March 23, 2005. (1)*

4.14	Cooperation Agreement, dated December 3, 2000, made by and between Arad Technologies Ltd. and Tadiran Telematics Ltd. (English translation). (1)*

4.15	RMR Production Agreement, dated June 14, 2001, by and between Arad Technologies Ltd. and Tadiran Telematics Ltd.(1)*

4.16	Appendix to the Cooperation Agreement and RMR Production Agreement, dated December 11, 2002, by and between Arad Technologies Ltd. and Telematics Wireless Ltd. (English translation). (1)*

4.17	Second Appendix to the Cooperation Agreement and RMR Production Agreement, dated December 28, 2003, by and between Arad Technologies Ltd. and Telematics Wireless Ltd. (English translation). (1)*

4.18	Third Appendix to the Cooperation Agreement and RMR Production Agreement, dated December 28, 2004, made by and between Arad Technologies Ltd. and Telematics Wireless Ltd. (English translation).(1)*

4.19	CIH-Transponders Supply Agreement, dated December 3, 2000, by and between Derech Eretz Highways (1997) Ltd. and Tadiran Telematics Ltd. (1)

4.20	Agreement with an Independent Contractor, dated February 1, 2003, by and between the Registrant, Izzy Sheratzky, and A. Sheratzky Holdings Ltd. (English translation). (1)

4.21	Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Eyal Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002, and resolution of the Registrant's shareholders dated February 24, 2004 (English translation). (1)

4.22	Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Nir Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002 ,and resolution of the Registrant's shareholders dated February 24, 2004 (English translation). (1)

4.23	Individual Employment Agreement, dated August 1, 1995, by and between Moked Ituran Partnership (1995) and Jacob Suet (English translation). (1)

4.24	Individual Employment Agreement, dated August 20, 1995, by and between Moked Ituran Partnership (1995) and Harel Broida (English translation). (1)

4.25	Individual Employment Agreement, dated July 15, 1998, by and between Moked Ituran Partnership (1995) and Shlomo Kaminsky (English translation). (1)

4.26	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)

4.27	Agreement, dated December 30, 2002, by and between the Registrant, Eddy Kafry, Avri Franko, Roman Sternberg and Telematics Wireless Ltd. (English translation) (1)

4.28	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)

4.29	Lease Agreement, dated September 13, 1998, by and between Tadiran, Ltd. and Tadiran Telematics, Ltd., and addendum thereof, dated May 29, 2002 (English translation). (1)

4.30	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)

4.31	Deed of undertaking and indemnification, dated November 12, 2000, executed by the Registrant to the benefit of Bank Hapoalim, B.M. on behalf of Ituran Localizacao e Controle (English translation). (1)

4.32	Indenture, dated August 6, 2001, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)

4.33	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (floating lien) (English translation). (1)

4.34	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)

4.35	Deed of undertaking for repayment of loan, dated May 20, 2004, made by the Registrant in favor of Bank Hapoalim, B.M. (English translation). (1)

4.36	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)

4.37	Lease Agreement, dated November 23, 2001, by and between Ituran de Argentina S.A. and El Sr. Mario Galuppo (English translation). (1)

4.38	Lease Agreement, dated September 7, 2001, by and between Ituran de Argentina S.A. and El Sr. Gustavo Eduardo Bazan (English translation). (1)

4.39	Form of Directors' Letter of Indemnity (English translation). (1)

4.40	Form of Underwriting Agreement (1)

4.41	Agreement with Mapa dated April 26, 2007

8	List of significant subsidiaries

12.1	Certification by chief executive officer as required by Rule 13a-14(a).

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13	Certification by co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1) Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005.
* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

Certified Public Accountants (Isr)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, statements of changes in shareholders’ equity and statements of cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the 2006 financial statements of two subsidiaries, whose assets included in the consolidation constituted approximately 20% of total consolidated assets as of December 31, 2006, and whose revenues included in the consolidation constituted approximately 32% of total consolidated revenues for the year ended December 31, 2006. Also, we did not audit the financial statements of a subsidiary, whose revenues included in the consolidation constituted 10% of total consolidated revenues for the year ended December 31, 2004. The financial statements of these subsidiaries were audited by other independent auditors, whose report has been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of these companies, is based solely on the report of the other independent auditors.

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

In our opinion, based on our audits and the report of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)
Member firm of Grant Thornton International

Tel-Aviv, Israel
June 28, 2007

Head Office:
Levinstein Tower
23 Menachem Begin Road
Tel-Aviv, 66184 ISRAEL
P.O.B. 36172, 61361
Tel. 972-3-7106666
Fax 972-3-7106660
info@gtfk.co.il
www.gtfk.co.il

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2006

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2006

Certified Public Accountants (Isr) Grant Thornton
Fahn, Kanne & Co.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, statements of changes in shareholders’ equity and statements of cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the 2006 financial statements of two subsidiaries, whose assets included in the consolidation constituted approximately 20% of total consolidated assets as of December 31, 2006, and whose revenues included in the consolidation constituted approximately 32% of total consolidated revenues for the year ended December 31, 2006. Also, we did not audit the financial statements of a subsidiary, whose revenues included in the consolidation constituted 10% of total consolidated revenues for the year ended December 31, 2004. The financial statements of these subsidiaries were audited by other independent auditors, whose report has been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of these companies, is based solely on the report of the other independent auditors.

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

In our opinion, based on our audits and the report of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)
Member firm of Grant Thornton International

Tel-Aviv, Israel
June 28, 2007

Head Office:
Levinstein Tower
23 Menachem Begin Road
Tel-Aviv, 66184 ISRAEL
P.O.B. 36172, 61361
Tel. 972-3-7106666
Fax 972-3-7106660
info@gtfk.co.il
www.gtfk.co.il

F – 2

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars

	December 31,
(in thousands)	2005	2006

Current assets

Cash and cash equivalents	58,429	43,812
Investments in marketable securities	-	16,034
Accounts receivable (net of allowance for doubtful accounts)	22,494	29,709
Other current assets (Note 2)	2,747	4,915
Contracts in process, net (Note 3)	-	1,465
Inventories (Note 4)	6,330	10,901

	90,000	106,836

Long-term investments and debit balances

Investments in affiliated companies (Note 5)	872	881
Accounts receivable	280	123
Deposit	1,300	1,457
Deferred income taxes (Note 16)	5,168	5,112
Funds in respect of employee rights upon retirement	2,959	4,001

	10,579	11,574

Property and equipment, net (Note 6)	9,904	19,109

Intangible assets, net (Note 7)	3,201	2,784

Goodwill (Note 8)	2,800	4,536

Total assets	116,484	144,839

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars

	December 31,
(in thousands)	2005	2006

Current liabilities

Credit from banking institutions (Note 9)	3,315	474
Accounts payable	10,298	14,956
Deferred revenues	3,900	4,399
Other current liabilities (Note 10)	11,492	13,573

	29,005	33,402

Long-term liabilities

Long-term loans from banking institutions (Note 11)	373	-
Liability for employee rights upon retirement	4,504	5,278
Deferred income taxes (Note 16)	212	816

	5,089	6,094

Contingent liabilities, liens and guarantees (Note 12)

Minority interests	734	2,578

Capital Notes (Note 13)	5,894	5,894

Shareholders’ equity (Note 14)

Share capital – ordinary shares of NIS 0.33 1/3 par value:	1,953	1,971
Authorized – December 31, 2005 and 2006 – 60,000,000 shares
Issued and outstanding – December 31, 2005 – 23,091,383 shares, December 31, 2006 – 23,321,507 shares
Additional paid-in capital	73,554	73,554
Accumulated other comprehensive income (loss)	(3,409)	3,003
Cost of Company shares held by the Company and its subsidiary – December 31, 2005 and 2006 – 20,736 shares and 80,839 shares, respectively	(384)	(1,261)
Retained earning	4,048	19,604

Total shareholders’ equity	75,762	96,871

Total liabilities and shareholders’ equity	116,484	144,839

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	US dollars

	Year ended December 31,
(in thousands except per share data)	2004	2005	2006

Revenues:

Location-based services	36,549	44,128	54,048

Wireless communications products	33,461	43,806	50,004

Other	7,916	2,192	-

	77,926	90,126	104,052

Cost of revenues:

Location-based services	12,944	14,987	18,419

Wireless communications products	23,224	30,956	35,434

Other	5,720	1,643	-

	41,888	47,586	53,853

Gross profit	36,038	42,540	50,199

Research and development expenses	2,020	2,799	2,682

Selling and marketing expenses	4,074	4,876	5,123

General and administrative expenses	11,693	14,959	17,659

Other expenses (income), net	(12)	(16)	3

Operating income	18,263	19,922	24,732

Financing income (expenses), net (Note 15)	(2,059)	906	1,886

Income before taxes on income	16,204	20,828	26,618

Taxes on income (Note 16)	(4,423)	(5,295)	(6,581)

	11,781	15,533	20,037

Share in losses of affiliated companies, net	(324)	(355)	(213)

Minority interests in income of subsidiaries	(238)	(803)	(565)

Net income	11,219	14,375	19,259

Earnings per share (Note 17):

Basic	0.60	0.73	0.83

Diluted	0.58	0.71	0.82

Weighted average number of shares outstanding (in thousands):

Basic	18,585	19,736	23,194

Diluted	19,192	20,254	23,457

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	(in thousands)

	Ordinary shares						Cost of Company

	Number of shares	Amount of shares	Receipts on account of shares	Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumu- lated deficit)	shares held by the Company and its subsidiaries	Deferred compensation	Total

US dollars

Balance as of January 1, 2004	18,541	1,622	-	24,671	(2,258)	(17,522)	(2,595)	(129)	3,789

Changes during 2004:

Net income	-	-	-	-	-	11,219	-	-	11,219
Losses in respect of derivative instruments designated for cash flow hedge, net of related taxes	-	-	-	-	(644)	-	-	-	(644)
Translation losses of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to the reporting currency	-	-	-	-	415	-	-	-	415

Total comprehensive income									10,990
Amortization of deferred compensation related to employee stock option plans	-	-	-	-	-	-	-	129	129
Issuance of share capital	54	4	-	-	-	-	-	-	4
Sale of Company shares held by subsidiary	-	-	-	(795)	-	-	2,211	-	1,416
Dividend paid	-	-	-	-	-	(1,327)	-	-	(1,327)

Balance as of December 31, 2004	18,595	1,626	-	23,876	(2,487)	(7,630)	(384)	-	15,001

Changes during 2005:

Net income	-	-	-	-	-	14,375	-	-	14,375
Translation losses of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to the reporting currency	-	-	-	-	(922)	-	-	-	(922)

Total comprehensive income									13,453

Modification of terms of fully vested employee stock options	-	-	-	243	-	-	-	-	243
Issuance of share capital, net	4,464	325	-	49,064	-	-	-	-	49,389
Exercise of warrants	33	2	-	371	-	-	-	-	373
Dividend paid	-	-	-	-	-	(2,697)	-	-	(2,697)

Balance as of December 31, 2005	23,092	1,953	-	73,554	(3,409)	4,048	(384)	-	75,762

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (cont.)

	(in thousands)

	Ordinary shares						Cost of Company

	Number of shares	Amount of shares	Receipts on account of shares	Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumu- lated deficit)	shares held by the Company and its subsidiaries	Deferred compensation	Total

US dollars

Balance as of January 1, 2006	23,092	1,953	-	73,554	(3,409)	4,048	(384)	-	75,762

Changes during 2006:

Net income	-	-	-	-	-	19,259	-	-	19,259
Translation gains of non-Israeli currency financial statements of subsidiaries and from the translation of the functional currency to the reporting currency	-	-	-	-	6,412	-	-	-	6,412

Total comprehensive income									101,433

Issuance of share capital	230	18	-	-	-	-	-	-	18
Purchase of company’s shares by the Company	-	-	-	-	-	-	(877)	-	(877)
Dividend paid	-	-	-	-	-	(3,703)	-	-	(3,703)

Balance as of December 31, 2006	23,322	1,971	-	73,554	3,003	19,604	(1,261)	-	96,871

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars

	Year ended December 31,
(in thousands)	2004	2005	2006

Cash flows from operating activities

Net income for the period	11,219	14,375	19,259
Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	3,536	3,341	4,205
Exchange differences on principal of deposit and loans, net	373	104	(50)
Gains in respect of marketable securities	-	-	(200)
Increase (decrease) in liability for employee rights upon retirement	424	521	(187)
Share in losses of affiliated companies, net	324	355	213
Deferred income taxes	1,183	301	644
Stock-based compensation	129	243	-
Capital gains on sale of property and equipment, net	(40)	(16)	(35)
Minority interests in income of subsidiaries, net	238	803	565
Increase in accounts receivable	(3,002)	(4,912)	(3,668)
Increase in other current assets	(1,003)	(1,028)	(1,630)
Increase in inventories and contracts in process, net	(1,259)	(269)	(4,435)
Increase in accounts payable	2,582	460	2,686
Increase (decrease) in deferred revenues	1,033	321	(1)
Increase in other current liabilities	1,937	3,159	888

Net cash provided by operating activities	17,674	17,758	18,254

Cash flows from investment activities

Increase in funds in respect of employee rights upon retirement , net of withdrawals	(366)	(288)	(412)
Capital expenditures	(2,374)	(3,540)	(12,106)
Acquisition of subsidiary (appendix A)	-	-	(2,243)
Proceeds from sale of property and equipment	125	133	53
Purchase of intangible assets and minority interest	(295)	(746)	(58)
Investments in marketable securities	-	-	(55,863)
Sale of marketable securities	-	-	40,848
Loan granted to affiliated company	-	(452)	(138)
Acquisition of additional interest in a subsidiary	-	-	(21)

Net cash used in investment activities	(2,910)	(4,893)	(29,940)

Cash flows from financing activities

Short-term credit from banking institutions, net	(8,560)	181	(237)
Receipt of long-term loans	9,360	-	-
Repayment of long-term loans	(15,035)	(6,290)	(3,191)
Dividend paid	(1,327)	(2,697)	(3,703)
Proceeds from sale of Company shares held by a subsidiary	1,416	-	-
Proceeds from exercise of options by employees	4	15	18
Proceeds from exercise of warrants	-	373	-
Issuance of share capital, net	-	49,673	-
Dividend paid to minority interest of a subsidiary	-	-	(172)
Purchase of Company’s shares	-	-	(877)

Net cash provided by (used in) financing activities	(14,142)	41,255	(8,162)

Effect of exchange rate changes on cash and cash equivalents	64	(295)	5,231

Net increase in cash and cash equivalents	686	53,825	(14,617)
Balance of cash and cash equivalents at beginning of year	3,918	4,604	58,429

Balance of cash and cash equivalents at end of year	4,604	58,429	43,812

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Acquisitions of subsidiary

US dollars

(in thousands)	Year ended December 31, 2006

Working capital( excluding cash and cash equivalents ), net	2,015
Long-term deferred income taxes	54
Funds in respect of employee rights upon retirement	366
Property and equipment, net	231
Goodwill	1,631
Liability for employee rights upon retirement	(559)
Minority interest	(1,495)

2,243

Supplementary information on investing activities not involving cash flows

At December 31, 2004, 2005 and 2006, trade payables included US$ 62,000, US$ 196,000 and US$ 84,000, respectively, in respect of the acquisition of property and equipment.

At December 31, 2004, the balance of accounts payable included an amount of US$ 527,000, in respect of the acquisition of the minority interest in subsidiaries.

At December 31, 2005, accounts payable and other credit balances included an amount of US$ 299,000 in respect of issuance expenses.

Supplementary disclosure of cash flow information

	US dollars

	Year ended December 31,
(in thousands)	2004	2005	2006

Interest paid	1,198	324	205

Income taxes paid	754	2,049	4,864

The accompanying notes are an integral part of the consolidated financial statements.

F – 9

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES

	A.	General

		1.	Operations

a.

Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994. The Company and its subsidiaries (the “Group”) are engaged in the provision of location-based services and machine-to-machine wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

b.

In November 2006, the Company completed the acquisition of 51% of the issued share capital of ERM Electronic Systems Limited (“ERM”) for $2.8 Million. As a result of the purchase price allocation, the Company recognized goodwill in the amount of US$ 1.6 million. ERM is an Israeli company that develops, manufactures, and markets innovative vehicle security, tracking, and management GSM-based communications solutions for the international market.

		2.	Functional currency and translation to the reporting currency

The functional currency of the Company and its subsidiaries located in Israel is the New Israeli Shekel (“NIS”), which is the local currency in which those entities operate. The functional currency of the foreign subsidiaries of the Group is their respective local currency.

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

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reflected in shareholders’ equity, under “accumulated other comprehensive income (loss)”.

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

The following table presents data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one US dollar	Israeli CPI(*)

At December 31,

2006	NIS 4.225	116.92 points
2005	NIS 4.603	117.04 points
2004	NIS 4.308	114.32 points

Increase (decrease) during the year:

2006	(8.21)%	(0.1)%
2005	6.85%	2.38%
2004	(1.62)%	1.21%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 1998 average = 100.

F – 10

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	General (cont.)

	3.	Accounting principles

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

	4.	Use of estimates in the preparation of financial statements

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

D.	Marketable securities

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS No. 115”). Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reassesses such determinations at each balance sheet date.

As of December 31, 2006, all securities covered by FAS No. 115 were designated by management as trading securities.

Trading securities are stated at market value. The changes in market value are carried to financial income or expenses.

Trading gains for the year 2006 amounted to approximately US$773 in respect of trading securities held by the Company in the reporting periods.

E.	Company shares held by the Company and its subsidiaries

Company shares held by the Company and its subsidiaries are presented as a reduction of shareholders’ equity, at their cost to the subsidiaries, under the caption “Cost of Company shares held by the Company and its subsidiaries”. Gains on sale of these shares, net of related income taxes, are recorded as additional paid-in capital.

Losses on the sale of such shares, net of related income taxes, are recorded as deductions from additional paid-in capital to the extent that previous net gains from sales are included therein, otherwise in retained earnings.

F – 11

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Company has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers and the information available on such customers. See Note 20(A).

The allowance in respect of trade receivables at December 31, 2005 and 2006 was US$ 548,000 and US$ 532,000, respectively.

G.	Contracts in process

The contracts in process are presented at cost, less customer advances, less the portion of the costs expensed in prior periods (concurrent with the applicable revenue based on percentage of completion), and less the entire expected loss on projects, if any.

Cost includes direct costs of materials, labor, subcontractors, and other direct costs.

H.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined as follows: raw materials and finished products – mainly on the basis of average cost; work in progress – on the basis of direct production costs including materials, labor and subcontractors.

I.	Investment in affiliated companies

Investments in companies in which the Group has significant influence (ownership interest of between 20% and 50%) but less than a controlling interest, which are not subsidiaries (“affiliated companies”), are accounted for by the equity method. Income on intercompany sales, not yet realized outside of the Group, was eliminated.

J.	Derivatives

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

As a result, changes in fair value of the derivative are reported as “other comprehensive income” under “gains (loss) in respect of derivative instruments designated for cash flow hedge, net of related taxes”, and are recognized in the statements of income when the hedged transaction affects earnings.

All other derivatives which do not qualify for hedge accounting under FAS No. 133, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financing income (expenses), net.

F – 12

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	K.	Property and equipment

1.

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

		2.	Rates of depreciation:

%

Operating equipment (mainly 10%-20%)	6.5-33
Office furniture, equipment and computers	7-33
Vehicles	15
Buildings	2.5
Leasehold improvements	Duration of lease which is
less or equal to useful life

L.	Impairment of long-lived assets

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

M.	Deferred income taxes

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

N.	Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. Commencing on January 1, 2002, pursuant to the adoption of FAS No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but rather tested for impairment at least annually. As of December 31, 2005 and 2006, the Company has determined that there is no impairment with respect to Goodwill. Prior to the adoption of FAS No. 142, goodwill was amortized in equal annual installments over a period of 10 years.

Intangible assets are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FAS No. 142, as follows: technology usage rights and others – 10 years; licenses and patents – 7 years.

F – 13

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	O.	Issuance costs of convertible capital notes

Costs incurred in respect of the issuance of convertible capital notes are deferred and expensed as financing expenses over the contractual life of the capital notes.

	P.	Liability for employee rights upon retirement

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

Severance expenses for the years ended December 31, 2004, 2005 and 2006, amounted to US$ 375,000, US$ 604,000 and US$ 421,000, respectively.

	Q.	Revenue recognition

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

F – 14

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Q.	Revenue recognition (cont.)

		5.	Revenues from certain long-term contracts:

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

	R.	Warranty costs

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

F – 15

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Research and development costs

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

T.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2004, 2005 and 2006 amounted to US$ 3 million, US$ 3.7 million and US$ 3.8 million, respectively.

U.	Issuance of shares by affiliated companies

Capital gains arising from the issuance of shares by affiliated companies to third parties are carried to income on a current basis. Capital gains arising from the issuance of shares by an affiliated company to the extent that the issuing company is a newly formed company are carried to additional paid in capital.

V.	Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year, net of the weighted average number of Company shares held by the Company and its subsidiaries.

In computing diluted earnings per share, basic earnings per share are adjusted to reflect the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method, and the conversion of the convertible capital notes, using the if-converted method. The assumed conversion of such convertible capital notes that have not been converted during the period, was based on the average quoted share prices prior to each balance date (see also Note 17).

F – 16

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	W.	Stock-based compensation

Until December 31, 2005, the Group accounted for its employee stock option plans using the fair value based method of accounting prescribed by FAS No. 123, Accounting for Stock-Based Compensation as amended by FAS No. 148 and applied FAS No. 123 and Emerging Issue Task Force (“EITF”) No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, with respect to options issued to non-employees.

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

On January 1, 2006, the Company adopted FAS 123R (and the relevant principles of SAB 107). As mentioned above, throughout December 31, 2005, the Company accounted for employees stock-based compensation using the fair value based method of accounting under FAS 123, therefore, the adoption of FAS 123R, did not have a material effect on the Company’s financial position or results of operations.

	X.	Comprehensive income (loss)

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

	Y.	Financial instruments with characteristics of both liabilities and equity

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

F – 17

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Z.	Recently issued accounting pronouncements

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

FAS 156 “Accounting for Servicing of Financial Assets”

In March 2006, the FASB issued FAS No. 156, “Accounting for Servicing of Financial Assets” (FAS 156). The statement amends FAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. Consistent with FAS No. 140, FAS 156 requires companies to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a serving contract. However, the Statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing assets. The Statement is effective as of the beginning of a company’s first fiscal year after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements. The Company plans to adopt FAS 156 at the beginning of 2007 and does not expect the adoption of this Statement to have a material impact on its financial position and results of operations.

FIN 48 “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position, if that position will more likely than not be sustained upon examination, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2006 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

The Company does not expect the adoption of this Statement to have a material impact on its financial position and results of operations.

FAS 157 “Fair Value Measurements”

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. FAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company has not determined the impact, if any, the adoption of this statement will have on its financial position and results of operations.

F – 18

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Z.	Recently issued accounting pronouncements (cont.)

FAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FAS Statements No. 87, 88, 106 and 132(R)”

In September 2006, the FASB issued FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FAS Statements No. 87, 88, 106 and 132(R)”. FAS No. 158 requires the recognition of the funded status of a defined benefit plan in the statement of financial position, requires that changes in the funded status be recognized through comprehensive income, changes the measurement date for defined benefit plan assets and obligations to the entity’s fiscal year end and expands disclosures. The recognitions and disclosures under FAS No. 158 are required as of the end of the fiscal year ending after June 15, 2007, for non-public entities. A non-public entity is also required to certain disclosures in the notes to the financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007. The new measurement date is effective for fiscal years ending after December 15, 2008. The Company is in the process of evaluating the impact of FAS No. 158 on its financial position and results of operations.

FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115”

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“FAS No. 159”). This pronouncement permits all entities to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS No. 157. An entity is prohibited from retrospectively applying FAS No. 159, unless it chooses early adoption. The Company is currently assessing the impact of FAS No. 159 on its consolidated financial position and results of operations.

SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 was effective as of the year beginning January 1, 2006. The implementation of SAB 108 had no impact on the Company’s consolidated financial statements.

F – 19

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2 –	OTHER CURRENT ASSETS

Composition:

	US dollars

	December 31,
(in thousands)	2005	2006

Prepaid expenses	843	806
Government institutions	1,002	2,571
Deferred taxes	352	633
Advances to suppliers	396	784
Employees	74	63
Related parties	1	-
Others	79	58

	2,747	4,915

NOTE 3 –	CONTRACTS IN PROCESS, NET

Composition:

	US dollars

	December 31,
(in thousands)	2005		2006

Cost of work	1,986		8,670
Less – portion expensed in prior periods	(1,986)		(7,205)

	-		1,465

Less – advances from customers	(28)		-

	(28	)(*)	1,465

(*)	As of December 31, 2005, advances from customers in excess of costs and the portion expensed in prior periods are included in other current liabilities.

NOTE 4 –	INVENTORIES

Composition:

	US dollars

	December 31,
(in thousands)	2005	2006

Finished products	3,696	6,427
Raw materials	1,915	2,847
Work in progress	719	1,627

	6,330	10,901

F – 20

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 5 –	INVESTMENTS IN AFFILIATED COMPANIES

	A.	Locationet Systems Ltd. (“Locationet”)

The Company holds 21.28% of the shares of Locationet.

The balance of the Company’s investment in Locationet as of December 31, 2005 and 2006 was US$ 530,000 and US$ 396,000, respectively.

	B.	Icomtrade Ltd. (“Icomtrade”)

The Company holds 50% of the shares of Icomtrade.

The balance of the Company’s investment in Icomtrade as of December 31, 2005 and 2006 was US$ 169,000 and US$ 185,000, respectively. As of December 31, 2005 and 2006, these balances included a loan in the amount of US$ 170,000 and US$ 186,000, respectively.

The loan is linked to the Israeli Consumer Price Index.

	C.	MatysOnBoard Ltd. (“Matys”)

The Company holds 25% of the shares of Matys.

The balance of the Company’s investment in MatysOnBoard Ltd. as of December 31, 2005 and 2006 was US$ 173,000 and US$ 300,000 respectively. As of December 31, 2005 and 2006, these balances included a loan in the amount of US$ 452,000 and US$ 667,000, respectively.

The loan is linked to the Israeli Consumer Price Index.

NOTE 6 –	PROPERTY AND EQUIPMENT, NET

	A.	Composition:

	US dollars

	December 31,
(in thousands)	2005	2006

Operating equipment	17,184	25,224
Office furniture, equipment and computers	5,089	7,216
Land	-	904
Buildings	-	2,683
Vehicles	697	1,020
Leasehold improvements	778	1,005

	23,748	38,052

Less – accumulated depreciation and amortization	(13,844)	(18,943)

	9,904	19,109	(*)

(*) Upon entering into consolidation – See appendix A to Cash Flows.

B.	During June 2006, a subsidiary purchased an 8 storey office building, with office space of approximately 5,356 sq.m., for the amount of 7.5 million Brazilian Reals (approximately US$ 3.3 million).

C.

In the years ended December 31, 2004, 2005 and 2006, depreciation and amortization expense was US$ 2.8 million, US$ 2.8 million and US$ 3.7 million, respectively and additional equipment was purchased in an amount of US$ 2.3 million, US$ 3.5 million and US$ 12.1 million, respectively.

F – 21

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 –	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	US dollars

(in thousands)	December 31, 2005	2006	December 31, 2006	2006

	Unamortized balance	Original amount	Accumulated amortization	Unamortized balance

Technology usage rights	883	3,361	(2,791)	570
Purchase of licenses and patent registration	1,494	2,308	(910)	1,398
Others	824	4,237	(3,421)	816

	3,201	9,906	(7,122)	2,784

Amortization of intangible assets amounted to US$774,000, US$526,000 and US$428,000 for the years ended December 31, 2004, 2005 and 2006, respectively. As of December 31, 2006, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2007 – US$428,000; 2008 – US$428,000; 2009 – US$139,000; 2010 – US$139,000; 2011 – US$139,000.

NOTE 8 –	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006, are as follows:

	US dollars

	Wireless communications products	Location based services		Cellular communications services	Total

	(in thousands)

Balance as of January 1, 2005	1,120	1,473		318	2,911

Changes during 2005:

Goodwill acquired during the year(*)	43	187	(*)	-	230
Realization of goodwill through partial sale of subsidiary shares to other parties	(192)	-		-	(192)
Translation differences	(71)	(58)		(20)	(149)

Balance as of December 31, 2005	900	1,602		298	2,800
Changes during 2006:

Goodwill acquired during the year	-	1,631	(**)	-	1,631
Impairment of value	-	-		(71)	(71)
Translation differences	76	74		26	176

Balance as of December 31, 2006	976	3,307		253	4,536

(*)	Derives from the acquisition of an additional 1% of shares of the Argentine subsidiary from the minority interests therein.

(**)	See Note 1(A)(1).

F – 22

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9 –	CREDIT FROM BANKING INSTITUTIONS – MAINLY CURRENT MATURITIES OF
LONG-TERM LOANS

	A.	Composition:

	Interest rates as of	US dollars

	December 31,	December 31,
(in thousands)	2006	2005	2006

	%

Revolving credit – in NIS	8.5	233	133
Current maturities of long-term loans		3,082	341

		3,315	474

B.	Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2006, aggregated to US$ 1.4 million.

C.	Liens – see Note 12B.

NOTE 10 –	OTHER CURRENT LIABILITIES

Composition:

	US dollars

	December 31,
(in thousands)	2005	2006

Accrued expenses	4,550	3,890
Employees and institutions in respect thereof	1,614	2,894
Government institutions	5,219	6,683
Related party	68	57
Advances from customers	36	39
Others	5	10

	11,492	13,573

NOTE 11 –	LONG-TERM LOANS FROM BANKING INSTITUTIONS

A.	Composition:

	Weighted average interest rate	US dollars

	December 31,	December 31,
(in thousands)	2006	2005	2006

	%

US dollar-linked	7.3	1,007	337
Unlinked (nominal NIS)	8.4	2,448	4
Less – current maturities	-	(3,082)	(341)

		373	-

B.	Liens – see Note 12B.

F – 23

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12 –	CONTINGENT LIABILITIES, LIENS AND GUARANTEES

	A.	Claims

1.

The Company is involved in litigation with Leonardo L.P., a US-based hedge fund, arising from a financial transaction entered into between the Company and Leonardo in February 2000. Pursuant to the terms of this financial transaction, the Company received a cash investment of $12 million in exchange for certain notes that were convertible into ordinary shares of the Company according to a pre-determined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($15.9) per share or an average trading price of the shares of the Company for a defined period prior to conversion. The conversion price is used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price. On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 720,000 of the ordinary shares of the Company. As part of the terms of this financial transaction, and, as required by the rules of the TASE where the ordinary shares of the Company are currently traded, the Company was required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of the ordinary shares of the Company as the number of registered shares that could be issued under the notes. The Company understood the terms of the financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to the Company, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would the Company be required to deliver more than 2,250,000 of its ordinary shares. The Company believes that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of the ordinary shares of the Company. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of the ordinary shares of the Company. The Company believes that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

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

The parties are currently in early stages of pleading the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of the ordinary shares of the Company into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the repayment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of the ordinary shares of the Company between the maturity date and the date of the court’s decision, plus interest or expenses.

F – 24

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12 –	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

	1.	(cont.)

An attempt by Leonardo to request leave to amend its claim was accepted by the Registrar of the District Court, but was subsequently denied upon the District Court’s acceptance of the Company’s appeal against the same Registrar’s decision. Following the said judgment of the District Court, Leonardo requested leave to appeal the District Court’s judgment – a request that has yet to be decided upon.

Although there can be no assurances as to the final outcome of this litigation, the Company believes that the maximum liability that it could have in this matter, assuming that a court rejects its interpretation of the agreements or determines that the Company has otherwise defaulted on the notes, is approximately $5.9 million, plus the interest of 11% compounded annually from March 2003, based on applicable law governing the measure of damages in cases of this type.

2.

On July 8, 2005, a class action was filed against a subsidiary of the Company, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be aired as part of a class action. Such motion was denied by the court and the case is currently at the interrogatories and requests for production of information stage. The plaintiff agreed to limit the class action to Pennsylvania actions only and the maximum potential amount of damages that the Company estimates its subsidiary may be liable for pursuant to the provisions of the Telephone Consumer Protection Act if the plaintiffs prevail is approximately $1.5 million in the aggregate for all class plaintiffs, plus punitive damages and expenses. The Company does not believe that the plaintiffs will prevail and, even if they do prevail, the Company does not believe that the resolution of this claim will have a material effect on revenues, operations or liquidity of the Company.

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

F – 25

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12 –	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

	D.	Commitments

As of December 31, 2006, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows: 2007 – US$ 1 million; 2008 – US$ 0.9 million; 2009 – US$ 0.9 million; 2010 – US$ 0.9 million; 2011 and thereafter – US$ 2.5 million.

The leasing fees expensed in each of the years ended December 31, 2004, 2005 and 2006, were US$ 2.0 million, US$ 2.3 million, US$ 2.7 million, respectively.

NOTE 13 –	CAPITAL NOTES

	1.	On February 7, 2000, the Company entered into an agreement with Leonardo L.P., a foreign company (“Leonardo”), for a private placement of capital notes in return for an amount of US$ 12 million.

The capital notes were convertible into Company shares until the end of the three-year period following their date of issue. The capital notes entitle their holders (until such time as they are converted into shares) to interest of 3.5% per annum, to be paid in cash or to be added to the principal, at the discretion of the Company.

The capital notes are convertible into ordinary shares of the Company, par value NIS 0.33 each. During the first 90-day period following the issuance of the capital notes, the conversion rate was NIS 67.3 (US$ 15.9) per share. Subsequently, the conversion rate was set as the lower of an amount of NIS 67.3 (US$ 15.9) per share or an amount equal to the average of the lowest 10 prices of the share during the 60 trading-day period prior to the date of the conversion of the capital notes.

In 2000, 2001 and 2002, capital notes in an amount of US$ 2.5 million were converted into 241,392 Company shares, US$ 985,000 into 297,645 Company shares and US$ 3.2 million into 1,702,557 Company shares, respectively. As of December 31, 2003 and thereafter, the outstanding balance of capital notes could be converted into 8,406 Company shares.

Since the inception of the agreement with Leonardo, through March 2003 (the original contractual maturity of the capital notes), the Company accrued interest in respect of the capital notes. The interest charge for the year 2003 amounted to US$ 134,000.

The Company elected not to pay the interest in cash. The effect of the accrued interest was reflected in the number of shares issued.

	2.	See Note 12(A)(1) for a discussion regarding a pending legal action in connection with the notes.

F – 26

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14 –	SHAREHOLDERS’ EQUITY

	A.	Share capital

		1.	Composition:

December 31,	2005	2005	2006	2006

	Registered	Issued and fully paid	Registered	Issued and fully paid

Ordinary shares of NIS 0.33 1/3 each	60,000,000	23,091,383	60,000,000	23,321,507

2.

Since May 1998, the Company has been trading its shares on the Tel-Aviv Stock Exchange (“TASE”). On September 2005, the Company registered its Ordinary shares for trade in the United States. On that day, the Company issued 4,256,000 shares for an aggregate price of US$ 55.3 million before issuance expenses (including 416,000 shares which were sold to the underwriters).

3.

The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

	4.	As of the balance sheet date, 0.35% of the share capital of the Company is held by the Company and its subsidiaries.

	5.	Shares held by the Company and its subsidiaries have no voting rights.

	6.	During 2004, a subsidiary sold 820,875 of such shares for an amount of US$ 2.2 million.

7.

On July 17, 2006, the board of the Company authorized the repurchase of ordinary shares up to US$ 10 million. As of December 31, 2006, the Company has purchased approximately 60,000 ordinary shares equal to US$ 0.9 million.

	8.	During September 2005, the Company’s board of directors authorized the increase of the registered share capital of the Company to 60,000,000 shares.

9.

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

2.

On August 23, 2001, the Company’s Board of Directors approved an employee stock option plan (the “2001 Plan”) for the grant, without consideration, of up to 282,244 options, exercisable into 846,732 ordinary shares of NIS 0.33 1/3 par value of the Company to certain employees and senior executives of the Company and its subsidiaries. The exercise price of each option is NIS 1. 32,324 options were fully vested on the date of grant and the remaining options under the plan vest over a period of 1-3 years (mainly 3) based on the employment status of each grantee. Any option not exercised within 3 years after the date such option vests will expire. Through December 31, 2006, all options under the 2001 Plan were granted and fully vested and 204,724 options were exercised.

Compensation expense in respect of the 2001 Plan for the year ended December 31, 2004 amounted to US$ 90,000.

F – 27

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14 –	SHAREHOLDERS’ EQUITY (cont.)

	B.	Stock option plans of the Company (cont.)

		3.	The following table presents a summary of the status of the option plans as of December 31, 2004, 2005, 2006 and changes during the years ended on those dates:

	Number		Weighted average exercise price(*)	Number		Weighted average exercise price(*)	Number	Weighted average exercise price(*)

Year ended December 31,	2004			2005			2006

Balance outstanding at beginning of year	214,920		NIS 1	180,035		NIS 1	128,016	NIS 1
Exercised	(17,953)		NIS 1	(68,951)		NIS 1	(76,708)	NIS 1
Granted	-		-	16,932	(**)	-	-	-
Expired	(16,932	)(**)	NIS 1	-		NIS 1	-	NIS 1

Balance outstanding at end of year	180,035		NIS 1	128,016		NIS 1	51,308	NIS 1

Balance exercisable at end of year	180,035		NIS 1	128,016		NIS 1	51,308	NIS 1

(*)	Each option is exercisable into 3 shares.

(**)

On July 18, 2005, the relevant institutions of the Company, as required under the Israeli Companies Law, approved the issuance of fully vested options to replace those options that expired, at a per-share exercise price of NIS 1. The compensation expense with respect to such options amounted to US$ 243,000. The options shall be exercisable for one year.

(***)

The aggregate intrinsic value of the balances outstanding and exercisable as of December 31, 2006, was US$ 2,304 thousand. This amount represents the total intrinsic value, based on the Company’s stock price of US$ 15.05 as of December 31, 2006, less the weighted exercise price. This represents the potential amount received by the option holders had all option holders exercised their options as of that date.

4.

During February 2000, in return for services rendered in connection with a transaction with a foreign company to raise funds through capital notes, the foreign company was offered 50,000 non-negotiable option warrants, exercisable into 150,000 ordinary shares of the Company, par value NIS 0.33 1/3 each, at a price of NIS 61.1 per share (US$ 14.46). The options were fully vested on the date of grant and exercisable at any time after their allotment, but no later than May 7, 2005. No options were exercised under such grant and the options expired.

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

5.

During December 2000, in return for services rendered in connection with a transaction with a foreign company to raise funds through capital notes, the foreign company was offered 11,111 non-negotiable option warrants, exercisable into 33,333 ordinary shares of the Company, par value NIS 0.33 1/3 each, at a price of NIS 51.85 per share (US$ 12.27). The options were fully vested on the date of grant and exercisable at any time after their allotment, but no later than December 31, 2005. The options were exercised during 2005.

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

F – 28

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14 –	SHAREHOLDERS’ EQUITY (cont.)

	B.	Stock option plans of the Company (cont.)

		6.	The rights to the shares issued upon exercise of the options and warrants are identical to those of the ordinary shares of the company.

	C.	Stock option plans of Telematics Wireless

1.

Telematics Wireless, a subsidiary of the Company, approved several employee stock option plans (the “Subsidiary Plans”) for the grant to its employees, without consideration, of options exercisable into ordinary shares of Telematics Wireless and for a grant of restricted shares of Telematics Wireless (options with no exercise price) to three of its senior executives. The vesting period of such options and restricted stock of Telematics Wireless was generally 3-4 years (33% after the first two years, 33% after three years and 33% after four years) from the date of grant and the rights of the ordinary shares obtained upon exercise of the options was determined to be identical to those of the other ordinary shares of Telematics Wireless. The exercise period of the options granted was mainly five years from the date of grant.

Compensation expenses attributable to the “subsidiary plans” for the year ended December 31, 2004 amounted to US$ 19,000 and as of that date all the grants of Telematics Wireless to its employees are fully vested. There were no grants of Telematics Wireless shares during 2005 or 2006.

2.

During 2002, after the restricted shares granted to the senior executives of Telematics Wireless became fully vested, the Company purchased the subsidiary shares held by the senior executives. Company shares with an aggregate value of US$ 1.3 million were issued as the consideration for the acquisition (the actual issuance took place in February 2003).

	D.	Retained earnings

1.

In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired by the Company and its subsidiaries (that are presented as a separate item in the statement of changes in shareholders’ equity) must be deducted from the amount of retained earnings.

2.

On January 2004, the board of directors of the Company approved its dividend distribution policy whereby the Company would distribute annually 25% of its net income on the basis of the results of the Company each year, on condition that such distribution would not prevent the Company from meeting its existing and future commitments when they come due.

		3.	Dividends are declared and paid in NIS. Dividends paid to shareholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of payment.

		4.	In April 2006, the Company distributed a dividend of approximately US$ 3.7 million (NIS 17.5 million), on the basis of the results of the Company for the year ended December 31, 2005.

		5.	In February 2007, the Company declared a dividend in an amount of US$ 4.8 million, on the basis of the results of the Company for the year ended December 31, 2006. The dividend was paid in April 2007.

F – 29

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 –	FINANCING INCOME (EXPENSES), NET

	US dollars

	Year ended December 31,
(in thousands)	2004	2005	2006

Interest expenses in respect of long-term loans	(531)	(331)	(98)
Short-term interest expenses	(705)	(210)	(297)
Gains (losses) on derivative financial instruments	(693)	79	(229)
Gains in respect of marketable securities	-	-	773
Exchange rate differences and others, net	(130)	1,368	1,737

	(2,059)	906	1,886

NOTE 16 –	TAXES ON INCOME

A.	Taxes on income included in the statements of income:

	US dollars

	Year ended December 31,
(in thousands)	2004	2005	2006

Income taxes (tax benefit):

Current taxes:
In Israel	2,892	2,039	3,105
Outside Israel	274	3,065	3,092

	3,166	5,104	6,197

Deferred taxes:

In Israel	30	115	450
Outside Israel	1,153	186	195

	1,183	301	645

Taxes in respect of prior years:

In Israel	74	(332)	(261)
Outside Israel	-	222	-

	74	(110)	(261)

	4,423	5,295	6,581

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

The Company and its Israeli subsidiaries report income for tax purposes in accordance with the provisions of the Inflationary Adjustments Law, whereby taxable income is measured in NIS, adjusted for changes in the Israeli Consumer Price Index.

F – 30

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16 –	TAXES ON INCOME (cont.)

C.	The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

A certain Israeli subsidiary of the Company has been granted “Approved Enterprise” status according to the Investment Law, under several different investment programs. The subsidiary is entitled to tax benefits deriving from the execution of programs for investments in assets, in accordance with the certificates of approval granted in respect of these investment programs.

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

The entitlement to the above benefits is conditional upon the subsidiary fulfilling the conditions stipulated by the Investment Law, regulations published thereunder, and the instruments of approval for the specific investments in Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the subsidiary may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest. Management of the subsidiary believes that the subsidiary was in compliance with the abovementioned conditions through December 31, 2006.

D.	Reduction in corporate tax rates

On July 25, 2005, the Israeli Parliament passed an amendment to the Income Tax Ordinance (No. 147) – 2005, gradually reducing the tax rate applicable to the Company (regarding profits not eligible for “approved enterprise” benefits mentioned above) as follows: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%. According to a previous amendment to the Income Tax Ordinance (No. 140) 2004, the tax rates were reduced as follows: in 2004 – 35% and in 2005 – 34%.

The effect of the amendment on the deferred income taxes balances was not material.

E.	Non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws and rates in their country of residence.

F.	Tax assessments

The Company has received final tax assessments through the 2002 tax year. Two Israeli subsidiaries have received final tax assessments through the 2001 and 2004 tax years, respectively. The other subsidiaries have not been assessed since incorporation.

G.	Carryforward tax losses

Carryforward tax losses of an Israeli subsidiary as of December 31, 2006 amount to US$ 98 thousand.

Carryforward tax losses in Israel may be utilized indefinitely.

As of December 31, 2006, the Company’s non-Israeli subsidiaries in Brazil and the United States have available estimated carryforward tax losses of approximately US$ 3 million and US$ 13 million, respectively.

Regarding the subsidiary in the United States, carryforward tax losses may be utilized until 2021.

F – 31

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16 –	TAXES ON INCOME (cont.)

	H.	The following is a reconciliation between the theoretical tax on pre-tax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars

	Year ended December 31,
(in thousands)	2004	2005	2006

Pretax income	16,204	20,828	26,618

Statutory tax rate	35%	34%	31%

Tax computed at the ordinary tax rate	5,671	7,082	8,252

Non-deductible expenses	266	251	201

Tax in respect of approved enterprises and translation differences	(1,045)	(2,142)	(1,601)

Losses in respect of which no deferred taxes were generated	192	-	180

Utilization of losses of prior years in respect of which no deferred taxes were generated	(1,423)	(1,317)	(27)

Deductible financial income (expenses) recorded to additional paid-in capital	(156)	1,038	(596)

Taxes in respect of prior years	74	(110)	(262)

Taxes in respect of withholding at the source from royalties	697	181	200

Others	147	312	234

	4,423	5,295	6,581

I.	Summary of deferred taxes

Composition:

	US dollars

	Year ended December 31,
(in thousands)	2005	2006

Deferred taxes included in other current assets and other current liabilities, in respect of:

Provision for employee-related obligations	78	136
Other timing differences	274	497

	352	633

Valuation allowance	-	-

	352	633

Long-term deferred taxes included in long-term investments, other receivables and long-term deferred income taxes:

Provision for employee related obligations	431	449
Carryforward tax losses	5,776	5,595
Other timing differences, net	127	(336)

	6,334	5,708

Valuation allowance	(1,378)	(1,412)

	4,956	4,296

F – 32

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16 –	TAXES ON INCOME (cont.)

J.	Income before income taxes is composed as follows:

	US dollars

	Year ended December 31,
(in thousands)	2004	2005	2006

The Company and its Israeli subsidiaries	12,323	10,973	17,392
Non-Israeli subsidiaries	3,881	9,855	9,226

	16,204	20,828	26,618

NOTE 17 –	EARNINGS PER SHARE

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2004, 2005 and 2006, are as follows:

	US dollars

	Year ended December 31,
(in thousands)	2004	2005	2006

Net income used for the computation of basic earnings per share	11,219	14,375	19,259

The effect of inclusion of the earning of subsidiary based on its diluted earning per share, net	(122)	(217)	-

Net income used for the computation diluted earning per share	11,097	14,158	19,259

	Number of shares

	Year ended December 31,
(in thousands)	2004		2005	2006

Weighted average number of shares used in the computation of basic income per share	18,585		19,736	23,194

Add:

Additional shares from the assumed exercise of employee stock options, net	598		509	254

Weighted average number of additional shares issued upon the assumed conversion of capital notes	9		9	9

Weighted average number of shares used in the computation of diluted income per share	19,192	(*)	20,254	23,457

(*)	The effect of the inclusion of the option warrants for all of the reported periods is anti-dilutive.

F – 33

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18 –	RELATED PARTIES

	A.	During 2002, a lease agreement was signed between a subsidiary and a related party. The lease period expires on November 30, 2016.

The annual lease payments are approximately US$ 222,000.

B.

The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by the director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

C.

In February 2003, an agreement was signed between the Company and A. Sheratzky Holdings Ltd., a wholly-owned and controlled company belonging to Mr. Izzy Sheratzky, Chairman of the Company’s Board of Directors. The agreement includes, among other things, the cost of Mr. Izzy Sheratzky’s monthly employment in an amount of NIS 74,000 (US$ 17,515) (linked to the Israeli CPI), entertainment expenses, car maintenance expenses, cellular phone, and entitlement to participate in the profits of the Company in an amount equal to 5% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

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

E.

In March 1998, an agreement was approved with an interested party, Prof. Yehuda Kahane, for financial consulting, whereby the Company would pay the consultant monthly consulting fees of NIS 4,000 (US$ 947), linked to the Israeli Consumer Price Index in respect of January 1998. In May 2003, the Company approved an increase in the consideration paid, to a total cost of NIS 15,000 (US$ 3,370) a month, linked to the Israeli Consumer Price Index.

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

F – 34

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

The Company provides location-based services in Israel, Brazil, Argentina and the United States.

Wireless communications products:

The wireless communications product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, automated meter reading and automatic vehicle identification. The Company sells products to customers in Israel, Argentina, Brazil, the United States, China and Korea.

B.	Information about reported segment profit or loss and assets:

	US dollars

(in thousands)	Location- based services	Wireless communications products	Other	Total

Year ended December 31, 2004

Revenues	36,549	33,461	7,916	77,926
Operating income	11,025	6,045	1,193	18,263
Assets	3,636	18,878	4,719	27,233
Goodwill	1,472	1,121	318	2,911
Expenditures for assets	1,277	1,113	9	2,399
Depreciation and amortization	569	345	185	1,099

Year ended December 31, 2005

Revenues	44,128	43,806	2,192	90,126
Operating income	13,024	6,666	232	19,922
Assets	124	19,406	189	19,719
Goodwill	1,602	900	298	2,800
Expenditures for assets	-	714	-	714
Depreciation and amortization	-	200	53	253

Year ended December 31, 2006

Revenues	54,048	50,004	-	104,052
Operating income	16,648	8,084	-	24,732
Assets	418	33,835	88	34,341
Goodwill	1,675	2,607	254	4,536
Expenditures for assets	-	2,459	-	2,459
Depreciation and amortization	-	357	-	357

F – 35

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19 –	SEGMENT REPORTING (cont.)

C.	Information about reported segment profit or loss and assets:

	-	The evaluation of performance is based on income from operations of each of the reportable segments.

	-	Accounting policies of the segments are the same as those described in the accounting policies applied in the financial statements.

	-	Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

-

Financing expenses, net, other expenses, net, taxes on income, minority interests and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars

	Year ended December 31,
(in thousands)	2004	2005	2006

Total revenues of reportable segment and consolidated revenues	77,926	90,126	104,052

Operating income

Total operating income for reportable segments	18,263	19,922	24,732
Unallocated amounts:
Financing income (expenses), net	(2,059)	906	1,886

Consolidated income before income taxes and extraordinary items	16,204	20,828	26,618

Assets

Total assets for reportable segments	30,144	22,519	38,877
Other unallocated amounts:
Current assets	14,174	75,565	79,501
Investments in affiliated companies	821	872	881
Property and equipment, net	6,613	8,885	17,162
Other assets	3,305	2,873	2,423
Other unallocated amounts	3,966	5,770	5,995

Consolidated total assets (at year end)	59,023	116,484	144,839

Other significant items

Total expenditures for assets of reportable segments	2,399	714	2,459
Unallocated amounts	1,371	3,129	11,336

Consolidated total expenditures for assets	3,770	3,843	13,795

Total depreciation and amortization for reportable segments	1,099	253	357
Unallocated amounts	2,437	3,088	3,851

Consolidated total depreciation and amortization	3,536	3,341	4,208

F – 36

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19 –	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues

	December 31,
(in thousands)	2004	2005	2006

Israel	47,714	40,622	39,587
United States	11,148	13,686	19,914
Brazil	13,004	21,015	25,821
Argentina	5,357	9,063	9,852
China and Korea	703	5,740	8,878

Total	77,926	90,126	104,052

	Property and equipment, net

	December 31,
(in thousands)	2004	2005	2006

Israel	3,452	3,630	4,658
United States	1,014	687	353
Brazil	1,866	2,993	11,035
Argentina	2,872	2,594	3,063

Total	9,204	9,904	19,109

	-	Revenues were attributed to countries based on customer location.

	-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2004 and 2006, sales to a single customer amounted to 10.2% and 12.7%, respectively, of the total revenues. Apart from this customer, there were no sales exceeding 10% of total revenues during 2005.

NOTE 20 –	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

	A.	Concentrations of credit risks

Most of the Group’s cash and cash equivalents and short-term investments as of December 31, 2005 and 2006, were deposited with major Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

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

F – 37

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20 –	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Fair value of financial instruments

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, accounts receivable, accounts payable and other current liabilities) approximates their carrying value, due to the short-term maturity of such instruments. The fair value of the long-term deposit, long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

The fair values of derivatives are liabilities of US$ 116 thousand at December 31, 2005. The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates.

As the counterparties to the derivatives transactions are Israeli banks, the Company considers the inherent credit risks remote.

The following table summarizes changes in other comprehensive income (loss) related to derivatives that are classified as cash flow hedges held by the Company during the period from January 1, 2004 through December 31, 2006:

	US dollars

	December 31,
(in thousands)	2004	2005	2006

Balance at beginning of year	644	-	-
Changes in fair value of derivatives	-	-	-
Reclassification into earnings from other comprehensive income	(1,007)	-	-
Net of tax effect	363	-	-

Balance at end of year	-	-	-

	C.	Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency.

From time to time, the Company enters into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly from subscription fees to be received), denominated in currencies other than the functional currency, will be affected by changes in exchange rates. The Company has certain involvement with derivative financial instruments for trading purposes.

As described in Note 20B, certain transactions were designated and accounted as hedging instruments under FAS No. 133. Other transactions do not qualify as hedging instruments (or have not been designated as such).

As of December 31, 2005 and 2006, the Company was not party to such foreign currency derivatives.

NOTE 21 –	SUBSEQUENT EVENTS

In 2007, the Company entered into an agreement with the shareholders of Mapa (herinafter: the “Mapa Group”). The company purchased the full share capital of the Mapa Group for an amount of approximately US$ 9.9 million. In addition, the Company paid a further amount of approximately US$ 3.1 million to the Mapa Group, which will be used to repay the Mapa Group’s loans to its shareholders. Upon the closing of the transaction, the Company will own 100% of the issued share capital of the Mapa Group.

F – 38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

Iturán Argentina S.A.

We have audited the balance sheet of Iturán Argentina S.A. (the .Company.) as of December 31, 2006 and the related statements of operations and changes in shareholders. equity for each of the year ended December 31, 2006. These financial statements are the responsibility of the Company.s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company.s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and the results of operations and changes in shareholders. equity for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The financial statements as of December 31, 2005 were audited by another auditor who delivered his report without observations.

Buenos Aires, Argentina	Gustavo R. Chesta (Partner)

February 13, 2007

São Paulo, February 13, 2007
Fahn Kanne & Co. – Grant Thornton
Levinstein Tower
23 Menachem Begin Road
Tel Aviv 66184 Israel
P.O. Box 36172 Tel Aviv 61361

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Teleran Holding Ltda.

We have audited the consolidated balance sheets of Teleran Holding Ltda. and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the Brazilian generally accepted auditing standards, which are substantially equivalent to those established by the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of operations, changes in shareholders* equity and cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil	José André Viota Ferreira
February 13, 2007	Terco Grant Thornton

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky —————————————— Eyal Sheratzky Co-Chief Executive Officer

Dated: June 29, 2007