Form 20-F/A
period 2006-12-31
Ituran Location & Control Ltd.
filed 2007-11-29
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Yes ☐ No ☒

The Registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 with the Securities and Exchange Commission on June 29, 2007.

This Amendment No. 1 to the Form 20-F (the “Amendment”) is filed to amend the Controls and Procedures of the audited consolidated financial statements of the Registrant under Item 15T of the Form 20-F and replaces the Item 15T of Form 20-F. In addition, we are also including currently dated Sarbanes Oxley Act Section 302 certifications of the Chief Executive Officer and Co-Chief Financial Officers that are attached to this Form 20-F/A as Exhibits 12.1, 12.2 and relate, inter alia, to the financial statements of the Company as filed with the Company’s Form 20-F on June 29, 2007.

15T.

(a)     Evaluation of Disclosure Controls and Procedures

        Management of the Company, with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2006. Based upon this evaluation, the principal executive officer and the principal financial officer have concluded that the Company’s disclosure controls and procedures were partially ineffective, due to certain significant deficiencies in the Company’s internal controls over financial reporting, which only when aggregated may possibly be viewed as a material weakness in the Company’s internal control over financial reporting, as further described below. While we continue to improve policies and procedures in all areas with deficiencies in an ongoing manner, we are planning for the complete remediation of specific items in 2007.

(b)     Management’s Report on Internal Control Over Financial Reporting

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

          Our management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework. Management has identified the following significant deficiencies from the Company and its primary subsidiaries (i.e. Telematics Wireless,. and Ituran Sistemas de Monitoramento Ltda. (“Ituran Brazil”); collectively “Subsidiaries”) that only when aggregated, may possibly be viewed as a material weakness in the Company’s internal control over financial reporting as of December 31, 2006 and it is clarified that management did not identify any material weakness in its internal control over financial reporting:

     1.       Insufficient documentation of financial statement preparation and review procedures. The Company and its Subsidiaries employs policies and procedures in reconciliation of the financial statements and the financial information based on which the financial statements are prepared (such as comparisons of the consolidated information with unconsolidated information received from its subsidiaries), however, such controls and policies employed by the Company are not sufficiently documented.

    2.        Deficiencies in the computer system controls and segregation of duties of personnel. The following control deficiencies were identified:

     –       Although the Company operates its computer systems based on specified authorizations for accessing such systems for its employees, the Company does not regularly inspect its authorized access into its computer system. Specifically, in Ituran Brazil, it was found that accessing rights of certain personnel were too broad.

     –       In certain instances, the Company does not have sufficient and adequate segregation of duties between certain employees as a result of the size of the Company and/or due to the size of certain professional personnel that the Company can employ.

    3.        Limited descriptions of role definitions that may facilitate ineffective reporting and other communications about internal control over financial reporting. The Company and/or its Subsidiaries do not maintain clear written definition of roles and scope of responsibilities for upper level management.

    4.        Deficiencies in the Company’s or Subsidiaries’ Ethical Code. The Company maintains a corporate ethical code, however, it does not maintain effective policies that provided effective disseminations of the corporate ethical codes which properly educate both management and workers as to their understanding of the Company’s ethical code.

(c)     There were no changes in the Company’s internal control over financial reporting that occurred during the year 2006 that have materially affected, or reasonably likely to materially affect, the Company’s internal control over financial reporting.

(d)     Continuing Remediation Efforts to address deficiencies described above.

        Our remediation efforts have been ongoing and will continue over the next year. While we continue to improve policies and procedures in all areas with deficiencies in an ongoing manner, we are planning for the complete remediation of specific items in 2007.

Financial Statement.	–	Controls will be set in place to ensure that during the consolidation process and preparation of the financial statements, all checks of the financial statements against information which forms the basis for such reports, are properly documented and evidenced.

Company Control.	–	The Company and its Subsidiaries will be setting controls in place to ensure ongoing review and inspection of the access rights of personnel. Such review shall be made by management at least on a semi-annual basis.

–	The Company will review areas in which segregation of duties of its personnel is found to be insufficient and will take steps in order to reduce such deficiencies, whether by hiring additional personnel to perform certain functions or by redefining certain roles of existing employees in order to ensure sufficient segregation of duties.

Limited Description of Role Definitions	–	The Company will have defined the roles and scope of responsibilities of its upper management team with written job descriptions and required qualifications.

Ethical Codes	–	The Company will have taken steps to disseminate its Ethical code and ensure that such Ethical code and its provisions will become know to all of its employees.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities Exchange Commission that permit the Company to provide only management’s report in this annual report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky —————————————— Eyal Sheratzky Chief Executive Officer

Dated: November 29, 2007