Form 20-F
period 2007-12-31
Ituran Location & Control Ltd.
filed 2008-06-30
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

23,475,431 Ordinary Shares

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

I

II

USE OF CERTAIN TERMS

As used herein, and unless the context suggests otherwise, the terms “we”, “us”, “our” or “Ituran” refer to Ituran Location and Control Ltd. and its consolidated subsidiaries.

We have prepared our consolidated financial statements in US Dollars. Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All references herein to “dollars” or “$”or “USD” are to United States dollars, and all references to “NIS” are to New Israeli Shekels.

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

III

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

          Our selected consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and our selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of operations data for each of the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from other audited financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Operations

	Year Ended December 31,

	2007	2006	2005		2004	2003

	In USD

	In thousands, except per share amounts

Revenues:
Location based services	64,634	54,048	44,128		36,549	32,088
Wireless communications products	60,204	50,004	43,806		33,461	23,527
Other	–	–	2,192		7,916	8,456

Total Revenues	124,838	104,052	90,126		77,926	64,071
Cost of Revenues:
Location based services	23,630	18,419	14,987		12,944	12,258
Wireless communication products	44,009	35,434	30,956		23,224	19,071
Other	–	–	1,643		5,720	6,119

Total cost of revenues	67,639	53,853	47,586		41,888	37,448

Gross profits	57,199	50,199	42,540		36,038	26,623
Operating Expenses:
Research and development expenses	2,991	2,682	2,799		2,020	1,692
Selling and marketing expenses	8,218	5,123	4,876		4,074	2,888
General and administrative expenses	22,629	17,659	14,959		11,693	11,443
Other expenses (income), net	(49,138)	3	(16)		(12)	314

Total operating expenses (income)	(15,300)	25,467	22,618		17,775	16,337

Operating Income	72,499	24,732	19,922		18,263	10,286
Financing income (expenses), net	1,227	1,886	906		(2,059)	(616)
Other non-operating expenses, net	–	–	–		–	–

Income (loss) before taxes on income	73,726	26,618	20,828		16,204	9,670
Taxes on (income) loss	(20,953)	(6,581)	(5,295)		(4,423)	(3,417)

Income (loss) after tax on income	52,773	20,037	15,533		11,781	6,253
Share in losses of affiliated companies, net	(516)	(213)	(355)		(324)	(235)
Minority interest in income (losses) of subsidiaries	(783)	(565)	(803	)(1)	(238)	(173)

Net income (loss)	51,474	19,259	14,375		11,219	5,845

Earning per share(2)
Basic	$2.21	$0.83	$0.73		$0.60	$0.32
Diluted	$2.20	$0.82	$0.71		$0.58	$0.31
Weighted average number of shares outstanding(2)
Basic	23,315	23,194	19,736		18,585	18,273
Diluted	23,422	23,457	20,254		19,192	19,086

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

Consolidated Balance Sheets Data

	As of December 31,

	2007	2006	2005	2004	2003

	In USD

	In thousands, except per share amounts

Cash & Cash Equivalent (and investment in marketable securities)	38,227	59,846	58,429	4,604	3,918
Working Capital	110,432	73,434	60,995	2,508	(3,624)
Total Assets	216,559	144,839	116,484	59,023	54,731
Total Liabilities	66,968	47,968	40,722	44,022	50,942
Retained Earnings (accumulated deficit)	66,239	19,604	4,048	(7,630)	(17,522)
Shareholders Equity	149,591	96,871	75,762	15,001	3,789

Other Data:

	As of December 31,

	2007	2006	2005	2004	2003

	(unaudited)

Subscribers of our location-based services(1)	444,000	396,000	339,000	262,000	210,000
Average monthly churn rate	2.1%	1.8%	1.5%	1.5%	1.4%

(1) Number of subscribers is approximate

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

          Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline, which may result in a loss of all or part of your investment. We cannot assure you that we will successfully address any of these risks. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this annual report before taking any investment decision with respect to our securities. See “Forward Looking Statements” on page iii above.

RISKS RELATED TO OUR BUSINESS

          Failure to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential.

          Revenues from our stolen vehicle recovery services, which we refer to as SVR services, and automatic vehicle location products, which we refer to as AVL products, are primarily dependent on our relationships with insurance companies. In Israel, insurance companies drive demand for our SVR services and AVL products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. In Brazil and Argentina, insurance companies enter into written agreements to subscribe to our services and purchase or lease our products directly. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential.

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

Therefore, we rely on insurance companies’ continued practice of:

▪	accepting vehicle location and recovery technology as a preferred security product;

▪	requiring or providing a premium discount for using location and recovery services and products;

▪

mandating or encouraging use of our SVR services and AVL products, or similar services and products, for vehicles with the same or similar threshold values and for the same or similar required duration of use; and

▪	with respect to insurance companies in Brazil and Argentina, deciding to purchase or lease SVR services and AVL products from us directly.

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

          The markets for our services and products are highly competitive. We compete primarily on the basis of the technological innovation, quality and price of our services and products. Our most competitive market is the location-based services market and the related AVL products market, due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of protection and tracking capabilities, including global positioning systems, or GPS (although we also provide services based on GPS/GPRS technology), satellite- or network-based cellular systems and direction-finding homing technologies. Some of these competing services and products, such as certain GPS-based products, are installed in new cars by vehicle manufacturers prior to their initial sale, which effectively precludes us from competing for such subscribers. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate or new competitors may enter the location-based services market. Our AVL products also compete with less sophisticated theft protection devices such as standard car alarms, immobilizers, steering wheel locks and homing devices, some of which may be significantly cheaper. Some of these competing products have greater brand recognition than our AVL products, including LoJack Corporation in the United States.

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

          Our SVR services business model and, consequently, our ability to provide our SVR services and sell our AVL products, relies on our ability to successfully identify markets in which:

▪	the rate of car theft or consumer concern over vehicle safety is high;

▪	satisfactory radio frequencies are available to us that allow us to operate our business in an uninterrupted manner; and

▪	insurance companies or owners of cars believe that the value of cars justifies incurring the expense associated with the deployment of SVR services.

The absence of such conditions, our inability to locate markets in which such conditions exist or the loss of any one of the above conditions in markets we currently serve could adversely affect our revenues generated in existing markets or our growth potential.

          Some of our agreements restrict our ability to expand into new markets for our SVR services, which could adversely affect our growth potential.

          In 2008, we entered into an agreement with Telematics, pursuant to which Ituran and Telematics designated parts of the world as their exclusive territories for selling their AVL products and SVR services using any RF location technology compatible to the Teletrac System.

This agreement restricts our ability to expand our business and operations and sell our products and services in certain markets, which could adversely affect our growth potential.

          The loss of key personnel could adversely affect our business and prospects for growth.

          Our success depends upon the efforts and abilities of key management personnel, including our Chairman of the Board of Directors, our Co-Chief Executive Officers and the President. Loss of the services of one or more of such key personnel could adversely affect our ability to execute our business plan. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected.

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

          We rely on Telematics Wireless Ltd. (previously owned by us) to supply us with various products and services as single supplier of such products and services. Termination of our agreement with Telematics in respect of such products and services could adversely affect our revenues and operations.

          Following the sale of our subsidiary, Telematics Wireless Ltd. in 2007 to a third party and the execution of a 10-year supply agreement with Telematics as a result of such sale, we rely on Telematics as single supplier of products and services. Termination of our relations with Telematics would adversely affect our operations and revenues.

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

          We anticipate future growth to be attributable to our business activities in new markets, particularly in developing countries, where we may encounter additional risks and challenges, such as longer payment cycles, potentially adverse tax consequences, potential difficulties in collecting receivables and potential difficulties in enforcing agreements or other rights in foreign legal systems. The challenges and risks of entering a new market may delay or preclude our ability to generate anticipated revenues and may impede our overall growth strategy.

          Part of our services rely on GPS/GPRS-based technology owned and controlled by others, the loss, impairment or increased expense of which could negatively impact our immediate and future revenues from, or growth of, our services and adversely affect our results of operations.

          Part of our business relies on signals from GPS/GPRS satellites built and maintained by third parties. If GPS/GPRS satellites become unavailable to us, or if the costs associated with using GPS/GPRS technology increase such that it is no longer feasible or cost-effective for us to use such technology, we will not be able to adequately provide our fleet management services. In addition, if one or more GPS/GPRS satellites malfunction, there could be a substantial delay before such satellites are repaired or replaced, if at all. The occurrence of any of the foregoing events could negatively impact our immediate and future revenues from, or growth of, our fleet management services and adversely affect our results of operations.

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

          We are a party to a litigation between us and Leonardo L.P. (and certain of its related parties) arising from a financial transaction concluded in February 2000. Pursuant to such transaction, Leonardo invested $12 million in our company in return for notes that were convertible into our ordinary shares. We believe that the terms of the transaction dictated that the notes could be converted into a maximum of 2,250,000 of our ordinary shares and that upon conversion of the notes, the notes would be fully discharged and we would have no further obligation to the holders of the notes. Through the maturity date of the notes, March 3, 2003, Leonardo exercised its right to convert the notes into 2,241,594 of our ordinary shares. Immediately following the maturity date of the notes, however, Leonardo sent us a demand to repay in cash the balance of the notes plus accrued interest which had not been previously converted into our ordinary shares, which, according to Leonardo, was approximately $6.2 million. We subsequently commenced this litigation to obtain a judicial determination of the proper disposition of the Leonardo notes and to obtain a declaration that our sole remaining obligation under the notes was to issue 8,406 of our ordinary shares. In its pleadings, Leonardo is seeking alternative remedies and relief, including, among others, (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million plus interest and expenses, (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses. In addition, in June 2006, Leonardo was initially permitted to amend its claim to add an additional cause of action, claiming that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of $9.6 million, plus interest and expenses. We successfully appealed the decision of the court that permitted Leonardo to amend its claim, and the appeals court reversed the decision withdrew Leonardo’s permission to amend its claim. Leonardo subsequently filed a request for leave to appeal such decision to the Israeli Supreme Court, which request was denied. Leonardo further requested two more times, and on separate occasions, to amend its claim with relation to the same said alleged breach. Leonardo’s request was denied twice by the district court, and Leonardo requested the Supreme Court once again for leave to appeal the decisions. Leonardo’s second request for leave to appeal the last decisions has not yet been decided. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted on the notes, is approximately $9.6 million plus interest and expenses. We intend to vigorously defend ourselves in this litigation. While we cannot predict the outcome of this litigation at this time, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage. See also Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

          We have not obtained nor applied for several of the permits required for the operation of some of our base sites. To the extent enforcement is sought, the breadth, quality and capacity of our network coverage could be materially affected.

          The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 96 base sites that provide complete communications coverage in Israel. Similarly, we have established complete communications coverage in Sao Paulo and Rio, Brazil, Buenos Aires, Argentina and Miami, Florida. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

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

          Our headquarters and sole research and development facilities are located in Israel and our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since 2000, hostilities have increased in intensity and regional political uncertainty has also increased. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group, and the virtual “take-over” of the Gaza Strip by Hamas in June 2007 has created unrest and uncertainty in the region. Further escalation has occurred during 2008. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

          The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares has fluctuated in the past, and we expect it will continue to do so, as a result of a number of factors, including:

▪	the gain or loss of significant orders or customers;

▪	recruitment or departure of key personnel;

▪	the announcement of new products or service enhancements by us or our competitors;

▪	quarterly variations in our or our competitors’ results of operations;

▪	announcements related to litigation;

▪	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

▪	developments in our industry; and

▪	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses to our investors.

          A significant portion of our ordinary shares are held by a small number of existing shareholders and you may not agree with some or all of the decisions taken by such shareholders.

           Our directors and officers, in the aggregate, currently beneficially own or control approximately 30.45% of our outstanding ordinary shares. Other than applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting together, could exercise significant influence over our operations and business strategy and may use their voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company.

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

Our History

          We are mainly engaged in the area of location-based services, consisting of stolen vehicle recovery and tracking services. We also provide wireless communication products used in connection with our location-based services and various other applications. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In 2006 we acquired 51% of the issued share capital of ERM Electronic Systems Limited (“ERM”) for $2.8 Million. ERM develops, manufactures, and markets innovative vehicle security, tracking, and management GSM based communication solutions for the international market. The ERM acquisition adds a number of cutting edge security and tracking solutions to our existing product portfolio. In 2007 we acquired 100% of the share capital of Mapa, a leading and largest provider of geographical information (GIS) in Israel and owner of geographic information database for navigation in Israel, GISrael (the “Mapa Group”) from its shareholders for approx. US$9.9 million. In addition, we invested an additional sum of approx. US$3.1 million in the Mapa Group, which was used to repay Mapa Group’s loans to its shareholders. .

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

          In December 31, 2007, we completed the sale of our subsidiary, Telematics Wireless Ltd., to ST (Infocomm). Pursuant to the sale transaction, we sold our entire shareholdings, constituting 93.93% of Telematics Wireless to the purchaser, for an enterprise value of US$90 million (following repurchase of our shares in Telematics for the aggregate sum of US$5,000,000). The purchase price is subject to adjustments based on performance parameters of Telematics in the years 2007 and 2008 and subject to adjustment for failure to meet certain financial covenants.

          In January 2008, we entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for price and other conditions as detailed in the agreement. In addition, each of Ituran and Telematics undertook toward one another not to compete in each other’s exclusive markets in the area of Teletrac system and technology or similar RF terrestrial location systems and technology. The agreement is for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 months period, unless non-renewal notice is provided by one of the parties to the other.

          Concurrently with the sale of Telematics, the Company and Telematics entered into a revenue sharing agreement, pursuant to which Ituran shall be entitled to a share of the sales revenues of Telematics in the Republic of Korea and in China from sale of end products and base stations to customers in such territories as well as from royalties received from customers of Telematics in such territories relating to the AVL applications. The revenue sharing scheme shall continue for a term of five (5) years from January 2008 and shall be paid on a quarterly basis.

          In March 2007, we entered into an agreement whereby we acquired approximately 4% of the issued and outstanding share capital in Korean Location Information and Communications for 1.5M US Dollars. We were also granted with option right for additional shares at the total purchase price of 1M US Dollars within two years following such acquisition.

Capital Expenditures and Divestitures

          We had capital expenditure of $9.6 million in 2007, $12.1 million in 2006 and $3.5 million in 2005. We have financed our capital expenditure with cash generated from our operations.

          Our capital expenditures in 2007, 2006 and 2005 consisted primarily from acquisition of operational equipment for $5.7 million, $3.1 million and $2.4 million, respectively.

B.	BUSINESS OVERVIEW

OVERVIEW

          We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery and tracking services. We also provide wireless communications products used in connection with our location-based services. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defense Forces in order to locate downed pilots.

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

Location-Based Services

          In 2007, 52% of our revenues were attributable to our location-based services. As of December 31, 2007, we provided our services in Israel, Brazil, Argentina and the United States to approximately 194,000, 135,000, 97,000 and 18,000 subscribers, respectively.

Stolen vehicle recovery services

          Our stolen vehicle recovery and tracking services, which we refer to as SVR services, enable us to locate, track and recover stolen vehicles for our subscribers. Our customers include both individual vehicle owners who subscribe to our services directly and insurance companies that either require their customers to install a security system or offer their customers financial incentives to subscribe to SVR services such as ours. In certain countries, insurance companies directly subscribe to our SVR services and purchase automatic vehicle location products supporting these SVR services from us on behalf of their customers. In 2007, we recovered approximately 5,000 vehicles with a total value of approximately $130 million. We have been experiencing strong penetration in Brazil and Argentina where we have grown our subscriber base from approximately 25,000 and 5,000 in 2002 to approximately 135,000 and 97,000 in 2007, representing an increase of 440% and 1840% respectively over such 5 year period. Over the last five years, our monthly subscriber churn rates have averaged under 2% per month, our stolen vehicle recovery rates have averaged approximately 85%, based on the total number of our subscribers’ vehicles stolen and recovered in cases of either a real time call is made by our subscriber advising us of the theft or a call is received from our control center in the markets we serve, and our average vehicle recovery time, from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered, has, based on our records, averaged approximately 20 minutes.

Fleet management services

          Our fleet management services enable corporate customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators in different geographic locations and industries. As of December 31, 2007, we provided our services to approximately 48,000 end-users through 3,800 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

          Our Personal Advanced Locator, which we refer to as PAL, services allow customers to protect valuable merchandise and equipment, as well as track individuals. In addition, through a call center we provide 24-hour on-demand navigation guidance, information and assistance to our customers. We currently provide our PAL services in Israel only and, as of December 31, 2007, we had approximately 5,400 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel, Argentina and Brazil. As of December 31, 2007, we had approximately 18,000 subscribers to our concierge service in Israel.

Wireless Communications Products

          In 2007, 48% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL. In 2007 we sold our subsidiary, Telematics and thus two applications of our wireless communications products, namely, automatic meter reading (AMR) and radio frequency identification (RFID) were discontinued upon the closing of such sale.

          Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating persons will either use our PAL product. As part of our expansion into new markets, we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market.

Industry Overview and Trends

          While we believe that the statistical data, industry data forecasts and market research discussed below are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

(a) Location-based services

Stolen vehicle recovery

          The demand for vehicle security products and services is driven by vehicle theft rates, increasing security awareness among customers and insurance companies’ efforts to reduce incidents of loss. In addition, in Brazil, which is one of our primary markets, new regulation was adopted by the regulator pursuant to which new vehicles, manufactured in Brazil or imported into the country may only be sold when equipped with an alarm security and tracking system (such as our AVL products). According to a 2003 report by Ward’s Communication, an independent provider of automobile industry research, approximately 55 million vehicles were sold globally in 2002. According to a March 2005 report by the Insurance Information Institute, in the United States alone, vehicle thefts accounted for 2% of the premiums paid for private passenger car insurance in 2003, or $3 billion. According to a March 2004 report by the Freedonia Group, an independent market research firm, the United States market for vehicular security monitoring services, which includes dedicated alarm monitoring and integrated telematics systems, was valued at $800 million in 2003 and is expected to increase to $2.2 billion in 2008, representing an average annual growth rate of 22.4%, at which time the market is expected to support 7.9 million subscribers for these services. In some of our markets, demand for SVR services has been further enhanced by incidents of carjackings and car-related kidnappings that have increased consumers’ perceived crime risk. Additionally, theft of trucks carrying valuable or hazardous cargo (e.g., microchips and chemicals) represents a threat to commercial, industrial, public and personal safety and security.

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

▪

Terrestrial network triangulation uses the wireless signals transmitted by an end-unit in the vehicle and received by a network of land-based wireless antennas (base stations) installed in the relevant coverage region in order to determine the precise location of the transmitter.

▪

GPS-based systems utilize specially designed GPS devices in the vehicle that receive data from three or more satellites in order to determine the location of the device. Once located, GPS-based systems require a cellular or another wireless network to communicate with a remote control center.

▪

Network-based cellular systems utilize signals between the wireless device and the cellular operator’s network of land-based antennas in order to triangulate the location of the relevant device. These systems require two-way communication between the device and antennas and, therefore, both a transmitter and receiver need to be installed in the vehicle.

▪

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

Value-added services

          Personal advanced locator services. Our services allow consumers to protect valuable merchandise and equipment, as well as to track individuals. Currently, we provide our PAL services in Israel only.

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

          Concierge services Through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location of gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to subscribers in Israel Argentina and Brazil.

Wireless communications products

          Our wireless communications products are used for various applications in the AVL markets.

Automatic vehicle location

          Our AVL products enable the location and tracking of vehicles, as well as assets or persons, and are primarily used by us in providing our SVR and fleet management services. Each subscriber to our SVR services has one of our end-units installed in his or her vehicle. Subscribers to services for locating persons will either use our PAL product or will have our end-unit installed in a watch or other accessory, an additional option currently under development. Our key wireless communications products for AVL applications include:

▪	TULIP: a transmitter installed in vehicles that sends a signal to the base site, enabling the location of a vehicle;

▪	MAPLE: an alarm system that identifies an intruder and activates the transmitter to send a signal to the base site;

▪	PAL: a portable transmitter located on an asset or on an individual that sends a signal to the base site, enabling the location of the asset or individual;

▪

Base Site: a radio receiver, which includes a processor and a data computation unit to collect and send data to and from transponders and send that data to control centers as part of the terrestrial infrastructure of the location system; and

▪

Control Center: a center consisting of software used to collect data from various base sites, conduct location calculations and transmit location data to various customers and law enforcement agencies.

▪	GPS/GPRS-based products: navigation and tracking devices installed in vehicles

The following table lists the key services and products that we currently sell in different regions of the world:

Country	Services offered or intended to be offered	Products sold or intended to be sold

Israel	SVR Fleet management Value-added services	AVL

Brazil	SVR Fleet management Value-added services	AVL

Argentina	SVR Fleet management Value-added services	AVL

United States	SVR Fleet management	AVL

The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

▪

Israel: We commenced operations in Israel in 1995 and we had approximately 194,000 subscribers as of December 31, 2007. We maintain 96 base stations in Israel, which provide complete coverage within the country. Our control center operates 24 hours a day, 365 days a year and is located in Azour.

▪

Brazil: We commenced operations in Brazil in 2000 and we had approximately 135,000 subscribers as of December 31, 2007. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo and Campinas and Rio de Jenero, however we operate throughout Brazil in providing GPS/GPRS based products and services.

▪	Argentina: We commenced operations in Argentina in 2002 and we had approximately 97,000 subscribers as of December 31, 2007. We currently operate only in the metropolitan area of Buenos Aires.

▪

United States: We commenced operations in the United States in 2000 and until 2004 we operated only in Florida. We currently provide GPS/GPRS products and services throughout the United States and provide RF based products and services only in Florida. As of December 31, 2007, we had 18,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

          We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2005, no single customer or group of related customers comprised more than 10% of our total revenues. In 2006, other than Arad Technologies, which represented 12.7% of our revenues in 2006, no single customer or group of related customers comprised more than 10% of our total revenues. In 2007, other than Arad Technologies, which represented 10.8% of our revenues in 2007, no single customer or group of related customers comprised more than 10% of our total revenues.

(A) Location-based services

Stolen vehicle recovery

          Our marketing and sales efforts are principally focused on four target groups: insurance companies and agents, car manufacturers, dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners) and private subscribers.

          We maintain marketing and sales departments in each geographical market in which we operate. Each department is responsible for maintaining our relationships with our principal target groups. These responsibilities also include advertising and branding, sales promotions and sweepstakes.

          In Israel, Brazil and Argentina, we focus our marketing efforts primarily on insurance companies. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2007, we had approximately 444,000 subscribers.

Fleet management

          Vehicle fleet management systems are marketed through a vehicle fleets department, which is a part of our marketing department. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Currently, our fleet management services are also marketed by the sales force of one of the largest cellular service providers in the United States. Our customers in the fleet management market include small-, mid- and large-size enterprises. As of December 31, 2007, we provided our services to approximately 48,000 end users through 3,800 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

          Our concierge services are provided to existing SVR customers. As of December 31, 2007, we had approximately 18,000 subscribers to our concierge service in Israel and approximately 5,400 of our PAL devices were installed in valuable merchandise and equipment, or carried by individuals.

(B) Wireless communications products

          Our AVL end-units are primarily used by us in providing our location-based services in Israel, Brazil, Argentina and the United States.

          Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2007, our selling and marketing team consisted of 75 employees.

Competition

          We face strong competition for our services and products in each market in which we operate. We compete primarily technology edge, functionality, ease of use, quality, price, service availability, geographic coverage, track record of recovery rates and response times and financial strength.

(A) Location-based services

          We currently compete with a variety of companies in each of our markets. The three major technologies utilized by our competitors are GPS/cellular, network-based cellular and radio frequency-based homing systems. In addition, new competitors utilizing other technologies may continue to enter the market.

Stolen vehicle recovery

          The specific competitive challenges we face in each geographic region that we operate in are described below:

▪	Israel. Our primary competitors in Israel are Eden Telecom Ltd. (Pointer) and Rav-Bariah Satellite Location Ltd.

▪

Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are LoJack Corporation, Car System, Sascar Corporation and Auto track (fleet management).

▪

Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our principal competitors in Argentina are LoJack Corporation, Ubi Car, Pointer Telocation Ltd. and Hawk Corporation.

▪

United States. In the United States, there are at least three major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Air Cept Corporation and SysLocate.

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

Fleet Management

          The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in the United States are @Road, Navtrack and Teletrac, Guidepoint, Trim Track and FleetBoss. In Brazil, our main competitors are Autotrack, Controlsat, Sascar and Omnilink.

(B) Wireless communications products

Automatic vehicle location

          Our AVL system is based on terrestrial network triangulation technology and primarily competes with companies that use one of three main technologies: GPS/GPRS (in combination with wireless communication), network-based cellular communication and radio frequency-based homing.

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

Manufacturing Operations and Suppliers

          Most of our wireless communications products are manufactured and assembled by a limited number of unaffiliated manufacturers in Israel. We engage with our manufacturers either on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients, or on a partial turn-key basis in which we purchase the raw materials and deliver them to our manufacturers that do the manufacturing, assembly and quality assurance checks. Other than our dependency on Telematics, as described in Item 3, “Risk Factors” above, we do not depend on a single manufacturer for the production of our products. Our main manufacturers are Telit Communications SPA and Telematics (our recently sold subsidiary). For further details of our agreement with Telematics concerning the supply of products and services see Item 4.A – History and Development of our Company under the caption “Our History” above.

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

          Our stolen vehicle recovery system is based on three main components: (i) an AVL end-unit that is installed in the vehicle, the components of which were originally developed by Tadiran and were acquired and improved by us, (ii) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by Teletrac and are currently licensed to us by Teletrac and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the AVL system, certain components of which were developed by Teletrac and licensed to us under exclusive and non-exclusive licenses. For details concerning the non-exclusive license granted by Telematics to us in respect of the Teletrac system and technology and license granted by us to Telematics in respect of our technology incorporated in the Teletrac system, please refer to Item 4.A. – History and Development of our Company under the caption “Our History” above.

          Ituran, Mr. Big and the related logos are our trademarks, which have been registered in Israel. This report also refers to brand names, trademarks, service marks and trade names of other companies and organizations, each of which is the property of its respective holder.

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

          Our frequency licenses in all of the locations where we operate are “secondary” or “joint”, which means that the government may grant another person or persons, typically a cellular operator, a primary license to the same frequencies and, to the extent our operations interfere with the operations of the other person, we would have to modify our operations to accommodate the joint use of the frequencies. As a condition to the renewal of the license, we were required by the Ministry of Communication to amend our articles of association in order to include a provision according to which certain officers and directors are required to be Israeli citizens and residents and be pre-approved by the Israeli security authorities. Accordingly, we have amended in January 2008 our articles of association to reflect the necessary requirements. The new license was issued to us in July 2007 and is valid until July 2012. All of these licenses are also subject to revocation, alteration or limitation by the respective authority granting them. While any events that would cause us to change frequencies or to modify our operations could have a material adverse effect on us, we do not believe that this is a likely event in any of the locations where we provide our SVR services.

          Our frequency license in Israel expires in 2012. Our frequency licenses in Brazil expire in 2009 and, in Miami and Orlando, our licenses expire between 2009 and 2013. We have options to extend all of our frequency licenses for periods ranging from three- to 10-year periods.

          In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of 2007, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and possible sanctions could include fines and even the closure or demolition of these base sites. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

          In Israel the required permits and approvals include:

▪	erection and operating permits from the Israeli Ministry of the Environment;

▪	permits from the Israeli Civil Aviation Authority, in certain cases;

▪	permits from the Israeli Defense Forces;

▪	approval from Israel’s Land Administration, which usually also involves payment for the land use rights; and

▪	building permits from local or regional zoning authorities in Israel and Brazil.

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

In Brazil the required permits includes:

▪	Anatel (National Agency for Telecommunication)

▪	IBAMA (Environment national agency)

▪	Municipal permits

▪	Fire department.

▪	COMAR (Aviation authorities)

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

          We were initially incorporated as a subsidiary of Tadiran, an Israeli-based designer and manufacturer of telecommunications equipment, software and defense electronic systems, whose original business purpose was to adapt military-grade technologies for the civilian market. In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with its operations from Tadiran and Tadiran Public Offerings Ltd. The AVL infrastructure and AVL end-units for the operation of our SVR services were originally developed by an independent division of Tadiran Communications and Systems Group. These operations were later transferred to a Tadiran subsidiary, Tadiran Telematics Ltd. In November 1999, we purchased Tadiran Telematics from Tadiran and in 2002, we changed its name to Telematics Wireless. In December 2007 we sold our subsidiary Telematics – for further information please refer to Item 4.A. – “History and Development of the Company” under the caption “Our History” above.

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Telematics Wireless Ltd.	Israel	93.93%#
Ituran Cellular Communication Ltd.	Israel	100%*
Ituran USA Holdings Inc.	USA	100%**
Ituran NY Corporation	USA	100%***
Ituran Beheer B.V.	The Netherlands	100%
Ituran USA Inc.	USA	90%****
Ituran License Corp.	USA	100%*****
Ituran de Argentina S.A.	Argentina	91%******
Ituran Sistemas de Monitoramento Ltda.	Brazil	97.5%*******
Teleran Holding Ltda.	Brazil	99.99%********
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Internet Ltd.	Israel	100%
Mapa Mapping & Publishing Ltd.	Israel	100%

# On December 31, 2007, we sold our entire holdings in Telematics, which constituted at that time 93.93% of the issued share capital (following repurchase of shares by Telematics and as a result of issuance of shares of Telematics to senior management of Telematics) – for further information please refer to Item 4.A. – History and Development of the Company under the caption “Our History” above.
*55% of the shares are directly owned by us. Another 45% of the shares are owned by Ituran Network Ltd. (of which we own all of the shares, other than one share that is owned by Moked Ituran).
**previously known as Ituran USA Inc.
*** a wholly owned subsidiary of Ituran USA Holding Inc. which is our wholly owned subsidiary.
**** Previously known as Ituran Florida Corporation. 90% of the shares are held by Ituran U.S.A. Holding Inc. which is our wholly owned subsidiary.
***** our shares are held through Ituran U.S.A. Holding Inc., which is our wholly owned subsidiary.
****** our shares are held through Ituran U.S.A. Holding Inc., which is our wholly owned subsidiary, with the remaining shares owned by Mr. Avi Anais, the CEO of Ituran de Argentina.
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

          In 2007 we leased an aggregate of approximately 29,997 square feet of office space in Azour, Israel. In 2007, annual lease payments for this facility were approximately $434,000. This lease expired on March 31, 2008 and was renewed by us for an additional 5 year period. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

          In Buenos Aires, Argentina, we lease approximately 1,919 square feet of office space for approximately $ 63,000 annually, approximately 213 square feet for our control center for approximately $ 7,000 annually and approximately 1,595 square feet for our own installation center for approximately $ 60,000 annually and approximately 656 square feet for our own warehouse for approximately $ 14,000 annually, and approximately 361 square feet for third warehouses for approximately $ 3,800 annually.

          We lease approximately 7,500 square feet for our offices and control center in Florida for an approximate monthly rate of $9,000, subject to a 3% annual increase.

          We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

          The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 96 base stations and we rent most base station sites independently for a monthly rate ranging from $100 to $1,400 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 102 base station sites, of which 33 sites are leased from the same entity for a monthly rate ranging from $534 to $1490 per site and the duration of each lease is 10 years. The remaining 69 sites are leased independently for an annual rate ranging from $100 to $685 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 28 base station sites, all of which are leased from two entities for a monthly rate ranging from $280 to $640 per site. The duration of the lease ranges from two to three years. In Florida, we have 18 base station sites, leased primarily from property management companies. The annual rental rates vary from $350,000 to $400,000 and the duration of most leases is between three and five years, typically with options to renew for additional similar periods.

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

Introduction

          We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery, which we refer to as SVR, and tracking services. We also provide wireless communications products used in connection with our SVR services and for various other applications, We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In addition, in 2004 we have entered into contracts to deploy our automatic vehicle location, which we refer to as AVL, infrastructure and sell our end-units in China and South Korea, and commenced deploying such infrastructure in China in 2004 and in South Korea in 2005. In 2006, we began selling our products in China and South Korea, through Telematics (our recently sold subsidiary). For further details see Item 4.A. – History and Development of the Company, under the caption “Our History” above.

          Our operations consist of two segments: location-based services and wireless communication products.

          Our location-based services segment consists of our SVR, fleet management and value-added services. We currently operate stolen vehicle recovery services throughout Israel, in Brazil, Buenos Aires, Argentina and in the United States.

          Our wireless communications products segment consists of our short- and medium-range two-way wireless communications products that are used for various applications, including AVL. We sell our AVL end-units to customers that subscribe to our SVR services.

Outlook

          We have historically experienced significant growth in the markets in which we provide our location-based services. Going forward, the Brazilian market continues to represent significant growth potential for our location-based services. These markets are characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft. The growth in subscribers within our location-based services segment also has a direct impact on the sale of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle.

          As of December 31, 2007, we had approximately 232,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in Brazil and Buenos Aires, Argentina is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products. In addition, we anticipate that utilizing the GPS/GPRS technology in Brazil may lead to a significant growth of our subscriber base.

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

Geographical breakdown

Location-based services subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,

	2007	2006	2005	2004

Israel	194,000	174,000	161,000	146,000
Brazil	135,000	125,000	107,000	75,000
Argentina	97,000	80,000	61,000	36,000
United States	18,000	17,000	10,000	5,000

Total(1)	444,000	396,000	339,000	262,000

(1)	All numbers provided are rounded down, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,

	2007		2006		2005
	In USD, in Millions

	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	$28.2	$29.1	$24.2	$15.3	$22.2	$16.3
Brazil	26.2	6.9	21.1	4.8	14.7	6.3
Argentina	8.4	1.8	6.9	2.9	5.6	3.5
United States	1.8	18.0	1.8	18.1	1.6	12
China	–	2.9	–	1.7	–	3.1
South Korea	–	1.5	–	7.2	–	2.6

Total(1)	$64.6	$60.2	$54.0	$50.0	$44.1	$43.8

(1)	All numbers provided are rounded down, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

The above table does not include revenues from our cellular services, which no longer constitute a reportable segment. See Note 20 to our consolidated financial statements appearing elsewhere in this report.

We attribute revenues to countries based on the location of the customer.

Revenues

Location-based services segment

          We generate revenues from sales of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers, predominately subscribers in Israel, Brazil and the United States, and insurance companies in Brazil and Argentina. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical churn rates of under 2% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

Wireless communications products segment

          We generate revenues from the sale of our AVL products to customers in Israel, Brazil, Argentina, the United States, China and South Korea. We currently sell our AVL end-units in each of the above regions. Growth in our subscriber base is the principal driver for the sale of our AVL products. We recognize revenues from sales of our wireless communications products upon delivery.

Cost of revenues

Location-based services segment

          The cost of revenues in our location-based services segment consists primarily of staffing, maintenance and operation of our control centers and base stations, costs associated with our staff and costs incurred for private enforcement, licenses, permits and royalties. Cost of revenues for sales of our fleet management services also includes payments to a third party who markets our services.

Wireless communications products segment

          The cost of revenues in our wireless communications products segment consists primarily of production costs of our third-party manufacturers and costs associated with royalties and installation fees.

Operating expenses

Research and development

          Our research and development expenses consist of salaries, costs of materials and other overhead expenses, primarily in connection with the design and development of our wireless communications products. We expense all of our research and development costs as incurred. As a result of the sale of our subsidiary, Telematics, we anticipate a decrease in such costs.

Selling and marketing

          Our selling and marketing expenses have historically consisted primarily of advertising, salaries, commissions and other employee expenses related to our selling and marketing team and promotional and public relations expenses. We anticipate an increase in such costs, specifically in advertising costs related to our efforts to increase our subscriber base and enhance our brand recognition in Brazil and Argentina and to maintain our market leading position in Israel with respect to our location-based services and expenses related to the penetration of the GPS based products in all geographical areas of our operations.

General and administrative

          Our general and administrative expenses consist primarily of salaries, bonuses, accounting and other general corporate expenses. We expect our general and administrative expenses to increase in future periods, in absolute terms, although we do not expect them to increase, as a percentage of our total revenues, due to the expansion of our business.

Operating Income

Location-based services segment

          Operating income in our location-based services segment is primarily affected by increases in our subscriber base and our ability to increase the resulting revenues without a commensurate increase in our corresponding costs. We expect this trend to continue in the foreseeable future.

Wireless communications products segment

          Operating income in our wireless communications products segment is primarily affected by our ability to increase sales of our AVL products. As a result of the sale of Telematics, our subsidiary, in 2007, the overall margin of our sales of wireless communication products has decreased.

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

Revenue recognition

          We recognize revenues in accordance with Staff Accounting Bulletin No. 104 Revenue Recognition. For each of our segments we recognize revenues as follows:

▪	from sales to subscribers of our location-based services, on a monthly basis;

▪	from sales of our wireless communications products, when title and risk of loss of the applicable product pass to the relevant customer, which occurs upon delivery; and

          We recognize revenues from certain long-term contracts in accordance with Statement of Position, which we refer to as SOP, 81-1, Accounting for Performance of Construction-Type and Certain Production Type Contracts. Pursuant to SOP 81-1, revenue is recognized pursuant to the percentage of completion method. We measure the percentage of completion based on output criteria in contracts that require network construction before end-units are sold, such as the number of end-units delivered or the progress of the work, based on input from engineers or other related professionals. Provisions for estimated losses on incomplete contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. Until the end of 2007 such contracts were carried out by Telematics, which was sold by us in December 2007 – for further description see Item 4.A. – “History and Development of our Company”, under the caption “Our History”) above.

          We recognize revenues as gross or net in accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. In most of our business arrangements, we contract directly with our end-users, we are the primary obligor and we carry all risk of collections. Revenues under these arrangements are recorded on a gross basis.

Accounting for income taxes

          As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of income. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $2.2 million in 2007, which indicates that our management cannot determine that it is more likely than not that we will be able to realize this tax asset in the future. In the event that we generate taxable income in the jurisdictions in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (“FIN 48”). Fin 48 prescribes detailed guidance for the financial statements in accordance with FAS 109. Fin 48 contains two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefits as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required in making these determinations.

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

Allowance for doubtful accounts

          We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. In determining the relevant allowance amounts, we analyze our historical collection experience, current economic trends and the financial position of our customers. Our allowance policy is to define a flat percentage of our accounts receivable as the ongoing reserve and to reserve a higher amount for certain customers that we believe have a higher risk of default. In 2006 and 2007, our allowance for doubtful accounts was $532,000 and $754,000 and our trade receivables (net of allowance for doubtful accounts) were $29.8 million and $27.6, respectively. To date, based on our past experience, our allowances for doubtful accounts have been sufficient.

Goodwill and other intangible assets

          Under FAS No. 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination is deemed to have indefinite life and is not to be amortized. FAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill. In 2006, no impairment losses have been identified and in 2007 we wrote impairment losses of $0.9 million. In 2006 and 2007, we had total goodwill of $4.5 million and $9.6, respectively, on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Results of Operations

          The following table sets forth for the periods indicated selected items from our consolidated statements of operations as a percentage of our total revenues.

	Year ended December 31,

Consolidated statements of operations data:	2007	2006	2005

Revenues:
Location-based services	51.8%	51.9%	49.0%
Wireless communications products	48.2	48.1	48.6
Other	–	–	2.4

Total revenues	100	100	100.0
Cost of revenues:
Location-based services	18.9	17.7	16.6
Wireless communications products	35.3	34.1	34.3
Other	–	–	1.9

Total cost of revenues	54.2	51.8	52.8

Gross profit	45.8	48.2	47.2
Operating expenses:
Research and development expenses	2.4	2.6	3.1
Selling and marketing expenses	6.6	4.9	5.4
(General and administrative expenses, net)	18.1	17.0	16.6

Other income, net	(39.4)	–	–

Total operating expenses (income)	(12.3)	24.5	25.1
Operating income	58.1	23.7	22.1
Financing income, net	1	1.8	1.0

Other expenses, net	–	–	–

Income before taxes on income	59.1	25.5	23.1
Taxes on income	(16.8)	(6.3)	(5.9)
Share in losses of affiliated companies, net	(0.4)	(0.2)	(0.4)
Minority interest in income of subsidiaries	(0.6)	(0.5)	(0.8)

Net income	41.3%	18.5%	16.0%

Analysis of our Operation Results for the Year ended December 31, 2007 as compared to the year ended December 31, 2006

Revenues

          Total revenues increased from $104.1 million in 2006 to $124.8 million in 2007, or 19.9%. This increase consisted of $10.6 million from subscription fees from our location-based services and $10.1 million from sales of our wireless communications products.

Location-based services segment

          Revenues in our location-based services segment increased from $54 million in 2006 to $64.6 million in 2007, or 19.6%. This increase was primarily due to an increase in the number of the average subscribers from approximately 368,000 in 2006 to approximately 420,000 in 2007, or 14.1%.

Wireless communications products segment

          Revenues in our wireless communications products segment increased from $50.0 million in 2006 to $60.2 million in 2007, or 20.4%. This increase was primarily due to an increase in sales of our AVL products and consolidation of revenues by our subsidiaries ERM and MAPA in 2007. This increase was partially offset by a decrease in revenues from our deployment projects in China and South Korea.

Cost of revenues

          Total cost of revenues increased from $53.9 million in 2006 to $_67.6 million in 2007, or 25.6%. This increase consisted of an increase of $5.2 million in our location-based services segment and $8.5 million in our wireless communications products segment. As a percentage of total revenues, cost of revenues increased from 51.8% in 2006 to 54.2% in 2007.

Location-based services segment

          Cost of revenues for our location-based services segment increased from $18.4 million in 2006 to $23.6 million in 2007, or 28.3%. This increase was primarily due to the increase in our subscriber base and as a result of an increase in depreciation expenses partially due to an increase in the lease of some of our AVL products and depreciation thereof over the term of lease. As a percentage of total revenues for this segment, cost of revenues increased slightly from 34.1% in 2006 to 36.5% in 2007.

Wireless communications products segment

          Cost of revenues for our wireless communications products segment increased from $35.4 million in 2006 to $44 million in 2007, or 24.3%. As a percentage of total revenues for this segment, cost of revenues increased from 70.8% in 2006 to 73.1% in 2007, primarily as a result of a change in the marketing mix of our products, i.e. an increase in the sale of our AVL end-units and a decrease in our revenues from deployment projects in China and Korea.

Operating expenses

Research and development

          Research and development expenses increased from $2.7 million in 2006 to $3 million in 2007, or 11%.

Selling and marketing

          Selling and marketing expenses increased from $5.1 million in 2006 to $8.2 million in 2007, or 60.8%. This increase was due to an increase in the marketing and advertising expenses in order to penetrate the market in Israel for the GPS products as well as consolidation of the marketing and advertising expenses of our subsidiary Mapa which was consolidated for the first time in our financial statements for the year 2007 and ERM which was first consolidated during the month of December 2006. As a percentage of total revenues, selling and marketing expenses increased from 4.9% in 2006 to 6.6% in 2007.

General and administrative

          General and administrative expenses increased from $17.7 million in 2006 to $22.6 million in 2007, or 27.7%. This increase was due to an increase in salary expenses of $2.5 million mainly as a result of retention of additional employees and statutory increase in salaries. In addition, we incurred additional significant accounting, legal and other expenses in order to meet regulatory requirements such as Section 404 and other provisions of the Sarbanes-Oxley Act of 2002 as well as rules implemented under the SEC and The Nasdaq Global Market. The implementation and testing of such processes and systems required us to hire outside consultants and incur other significant costs. In addition, the increase in our general and administrative expenses was due to the consolidation of the general and administrative expenses of our acquired subsidiaries – Mapa and ERM, which were consolidated in 2007. As a percentage of total revenues, general and administrative expenses increased from 17.0% in 2006 to 18.1% in 2007.

Other Expenses (income), net

          Other income in the sum of approximately US$49.1 million in 2007 resulted primarily from the sale of our subsidiary – Telematics Wireless which was completed by us in December 31, 2007. For further details, please refer to Item 4..A – History and Development of the Company, under the caption “Our History” above.

Operating income

          Total operating income increased from $24.7 million in 2006 to $72.5 million in 2007. This increase was primarily attributed to the recognition of revenues of the Company from the sale of our subsidiary Telematics Wireless. Total operating income without other income in 2007 was $23.4 million, a decrease of $1.3 million which consisted of $0.4 million decrease in our location-based services segment, and a $0.9 million decrease in our wireless communications products segment. The decrease in our operating income in 2007 in our wireless communication products segment was mainly attributed to a decrease in our revenues from revenues from projects in China and Korea. The decrease in our operating income in 2007 in our location-based services segment was mainly attributed to an increase in our operating expenses as a result of our efforts to expand our operations in Brazil and an increase in our marketing expenses.

Location-based services segment

          Operating income in our location-based services segment decreased from $16.6 million in 2006 to $15.5 million in 2007, or 6.6%. This decrease was primarily due to an increase in the operating expenses from $18.4 million in 2006 to $23.6 million in 2007, mainly as a result of substantial devaluation of the US dollar against the Israeli shekel (of approximately 8%) in 2007 which affected the operating expenses that are incurred in New Israeli Shekels and translated to US$ while the revenues from subscription fees in Israel are in US Dollar.

Wireless communications products segment

          Operating income in our wireless communications products segment decreased from $8.0 million in 2006 to $7.8 million in 2007. This minor decrease was due to a change in the marketing mix of our sales.

Financing expenses (income), net

          Financing income, net decreased from $1.9 million in 2006 to $1.2 million in 2007 or 36.8%. This decrease was mainly due to a decrease in cash which were mainly utilized for payment of dividend and the acquisition of Mapa.

Taxes on income

          Taxes on income increased from $6.6 million in 2006 to $21 million in 2007 (or to $7.2 million in 2007 following deduction of tax from other income). This increase was primarily due to the increase in our taxable income over such period. Total income tax expense in 2006 was 24.7% of income fore tax, while in 2007 it was 28.4% of income before tax. This increase was primarily due to a one-time adjustment of tax for earlier years which was done in 2006 which caused a decrease in the tax burden in that year.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

          Although we report our consolidated financial statements in dollars, in 2005, 2006 and 2007, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2005, 2006 and 2007, we derived approximately 48.9%, 53.2% and 47.3% of our revenues in dollars, 20.4%, 14.3% and 19.8% in NIS, 23.3%, 24.8% and 25.3% in Brazilian Reals and 7.4%, 7.6% and 7.6% in Argentine Pesos, respectively. In fiscal years 2005, 2006 and 2007, 44.2%, 42.9% and 35.7% of our expenses were incurred in dollars, 35.2%, 31% and 35.5% in NIS, 15.5%, 21.5% and 23.2% in Brazilian Reals and 5.1%, 4.6% and 5.6% in Argentine Pesos, respectively.

          Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In 2007, accumulated other comprehensive income decreased/increased by $10.7 million compared to the year 2006. In the year 2006, accumulated other comprehensive income decreased by $6.4 million compared to the year 2005. In the year 2005, accumulated other comprehensive income increased by $0.9 million compared to the year 2004. In 2004, accumulated other comprehensive income decreased by $0.2 million compared to the year 2003. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,

	2004		2005		2006		2007

	Actual	At 2004 exchange rates(1)	Actual	At 2004 exchange rates(1)	Actual	At 2005 exchange rates(1)	Actual	At 2006 exchange rates(1)

	(In thousands)

Revenues	$77,926	$77,263	$90,126	$86,653	$104,052	$101,605	$124,838	$119,837
Gross profit	36,038	53,895	42,540	40,761	50,199	40,037	57,199	55,021
Operating income	18,263	18,370	19,922	19,065	24,732	24,406	72,499	72,781

(1)	Based on average exchange rates during the period.

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

          In addition, due to increased fluctuations in the exchange rate of the US dollar vis-a-vis the Israeli Shekel in 2002, in December 2002 we commenced acquiring derivative financial instruments in order to convert currency fluctuation risks related to our US dollar denominated loans from the US dollar to other currencies which we thought would be more stable. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and are reflected in financing expenses, net. As of June, 2008, we have no more open positions on such derivative financial instruments and any remaining effects on our financial results from such derivative financial instruments are reflected in our financial results for the year 2007 and will not affect our results of operations for any subsequent period.

B.	LIQUIDITY AND CAPITAL RESOURCES

          Since our inception, we funded our operations primarily from cash generated from operations, borrowings under our credit facilities with banks, proceeds from the initial public offering of our ordinary shares in Israel and the proceeds received from other public or private sales of our equity and debt instruments. In 2005, 2006 and 2007 we had $58.4 million, $59.8 million and $38.2 million in cash and marketable securities and $61 million, $73.4 million and $110.4 million in working capital, respectively. In addition, in 2005, 2006, we had $3.5 million, $0.3 million, respectively, of outstanding long-term borrowings from banks, of which $3.1 million and $0.3, respectively, were current. In 2007, we did not have any outstanding long-term borrowings from banks. In 2005, 2006 and 2007, we also had 1.1 million, $1.4 million and $1.4 million, respectively, available to us under existing lines of credit of which we were utilizing $0.2 million in 2005, $0.1 million – in 2006 and $0.3 million in 2007.

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

          We had long-term liabilities in 2005, 2006 and 2007 of $4.5 million, $5.3 million and $4.1, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $3.0 million, $4 million and $2.5 million in 2005, 2006 and 2007, respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

          As of December 31, 2007, we had outstanding capital notes. The holder of these capital notes and the Company are currently involved in legal proceedings over the terms of the notes. We believe that these notes may only be converted into approximately 2,802 of our ordinary shares (pre-split) and are not otherwise required to be repaid by us. The holder of these notes has made various alternative demands including the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses) and the payment of a cash amount equal to the amount obtained by multiplying 1,172,154 of our ordinary shares (pre-split) by the highest trading price of our ordinary shares between the maturity date and the date of a court decision, plus interest and expenses. Although we cannot predict the outcome of the litigation proceedings at this time, if the holder of these notes prevails, the award of damages could result in significant costs to us. See Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

          On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount equal to 25% of our net profits, calculated based on our financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is proposed to be paid. Pursuant to such policy, we distributed NIS 11.8 million (approximately, $2.7 million) on April 28, 2005, NIS 17.5 million (approximately, $3.7 million), on April 4, 2006, NIS 20.1 million (approximately, $4.8 million), on April 4, 2007 and NIS 108 million (approximately, $30 million), on April 8, 2008.

          On July 17, 2006, the board of the Company authorized the repurchase of ordinary shares up to $10 million. On January 24, 2008, our board of directors authorized an increase of the amount of the shares to be repurchased by the Company, to repurchase up to an aggregate of $20 million of ordinary shares of the Company. As of the date of this report, the Company repurchased 2,326,574 ordinary shares (of which 924,433 were purchased by its subsidiary, Ituran Cellular Communications Ltd.).

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,

	2007	2006	2005

	(In thousands)

Net cash provided by operating activities	$12,761	$18,254	$17,758
Net cash used in investing activities	(19,188)	(29,940)	(4,893)
Net cash provided by (used in) financing activities	(13,040)	(8,162)	41,255
Effect of exchange rate changes on cash and cash equivalents	4,324	5,231	(295)

Net increase in cash and cash equivalents	$15,143	$(14,617)	$53,825

Years ended December 31, 2007, December 31, 2006 and December 31, 2005

Net cash provided by operating activities

Our operating activities provided cash of $17.8 million in 2005, $18.3 in 2006 and $12.8 million in 2007.

The decrease of approximately $5.5 million in cash from operating activities in 2007 as opposed to 2006 was due primarily to:

Cash used for operating activities as follows:
–	Increase in accounts receivable in an amount of approximately $4.9 million;
–	Decrease in other current liabilities in an amount of approximately $4.7 million.

Cash from operating activities as follows:
–	Increase in liabilities for employee rights upon retirement in an amount of approximately $1.5 million;
–	Decrease in other current assets in an amount of approximately $2.4 million.

The increase of approximately $0.5 million in cash from operating activities in 2006 as opposed to 2005 was due primarily to:

Cash from operating activities as follows:
–	Increase in our net profit in an amount of approximately $4.9 million;
–	Increase in accounts payable in an amount of approximately $2.2 million;
–	Decrease in accounts receivable in an amount of approximately $1.2 million.

Cash used for operating activities as follows:
–	Increase in inventory and contracts in process in an amount of approximately $4.2 million;
–	Decrease in other current liabilities in an amount of approximately $2.3 million.

The minor increase of approximately $0.1 million in cash from operating activities in 2005 as opposed to 2004 was due primarily to:

Cash from operating activities as follows:
–	Increase in our net profit in an amount of approximately $3.2 million;
–	Increase in other current liabilities in an amount of approximately $1.2 million;
–	Decrease in inventory and contracts in process in an amount of approximately $1 million.

Cash used for operating activities as follows:
–	Decrease in accounts receivable in an amount of approximately $1.9 million;
–	Decrease in accounts payable in an amount of approximately $2.1 million;
–	Decrease in deferred taxes in an amount of approximately $0.9 million;
–	Decrease in deferred revenue balances in an amount of approximately $0.7 million;

Net cash used in investing activities

Net cash used in investing activities in 2007 in an amount of approximately $19.2 was used primarily for the purchase of fixed assets in an amount of $9.6 million and the acquisition and sale of subsidiaries and affiliates in the amount of $16.9 million, which were partially funded from sale of securities in the amount of $8.5 million.

Our investing activities used cash of $29.9 million in 2006 primarily due to the purchase of fixed assets in the amount of $12.1 million (of which $3.3 million was used to acquire the office building in Brazil), investment in securities in the amount of approximately $15 million and the acquisition of a subsidiary for the amount of approximately $2.2 million. Our investing activities used cash of $4.9 million in 2005 primarily due to the purchase of property and equipment and purchase of intangible assets and minority interest for $4.3 million and an increase in funds with respect to employee rights upon retirement of $0.3 million.

Net cash provided by (used in) financing activities

          Net cash used in financing activities in 2007 in an amount of approximately $13 million consisted primarily of a long-term loan repayment in the amount of $3.5 million, a cash dividend payment in the amount of $4.8 million and purchase of treasury shares in an amount of $4.9 million.

          Our financing activities used cash of $8.2 million in 2006 primarily from a long term loan prepayment in the amount of $3.2 million, a cash dividend payment in the amount of $3.7 million and purchase of treasury shares in the amount of $0.9 million. Our financing activities provided cash of $41.3 million in 2005 primarily from issuance of capital shares of $50 million which was partially offset by repayment of our short-term and long-term loans totaling $6.3 million and a dividend payment of $2.7 million paid during such period.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

          All of our research and development activities take place in Israel. Our Research and Design department is currently working on upgrading the service infrastructure, introducing new services and replacing the majority of the existing fleet management applications (utilizing both internal development staff and outsourcing such activities from third parties as well as developing new service platforms for cellular/GPS based devices). Expenditures for research and development activities engaged by us were approximately US$3 million in 2007, US$2.7 million in 2006 and US$ 2.8 million in 2005.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2007:

	Payments due by period

Contractual obligations(1)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(In thousands)

Operating leases	4,590	1,053	1,787	1,367	383
Long-term loans	–	–	–	–	–

Total	4,590	1,053	1,787	1,367	383

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

          The following persons are our directors, senior management and employees upon whose work we are dependent:

Name (1)	Age	Position

Izzy Sheratzky	62	Chairman of the Board of Directors
Yehuda Kahane	64	Director
Ze’ev Koren(1)	63	Director
Avner Kurz	55	Director
Amos Kurz	52	Director
Yigal Shani	64	Director
Eyal Sheratzky	40	Co-Chief Executive Officer and Director
Nir Sheratzky	36	Co-Chief Executive Officer and Director
Gil Sheratzky	31	Director
Yoav Kahane	34	Director
Orna Ophir(1)	58	Director
Israel Baron(1)	55	Director
Eli Kamer	42	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	43	General Counsel

(1)	Member of our audit committee and an independent director under the Nasdaq National Market listing requirements.

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

          Zeev Koren has served as a director of our company since 2006. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in senior capacity in companies in the fields of international forwarding and medical services. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

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

          The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2007 was approximately $44,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings.

          The aggregate compensation paid to our Co-Chief Executive Officers in 2007 was $696,000. Our four highest paid officers in 2007, other than our Co-Chief Executive Officers, were the active Chairman of our Board of Directors, who was paid $1,562,000 in 2007, and our Vice President, IT and Systems Operation, our Purchase and Logistics Manager, Vice President of sites who were paid $203,000, $183,000 and $182,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2007 was $3,672,000. In 2007, we also paid an aggregate amount of $45,000 to a director for services provided to us and employment compensation in an aggregate amount of $230,000 to three directors who are our employees but are not Ituran officers. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2007, we set aside $181,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits. All numbers in this paragraph are rounded to the nearest thousand.

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

          The compensation paid to Mr. Izzy Sheratzky included a bonus in an amount equal to 5% of our profits before tax (including the share of affiliated companies net and minority interests in (income) loss of subsidiaries), on a consolidated basis, based on our audited consolidated financial statements for the relevant year, to which Mr. Izzy Sheratzky is entitled pursuant to his services agreement with the company. The compensation paid to each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, includes a bonus in an amount equal to 1% of our profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year, granted pursuant to a resolution of our Board of Directors from January 2004. The compensation paid to Gil Sheratzky by our subsidiary E-Com Global Electronic Commerce Ltd. includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007. See Item 7 – “Related Parties Transactions” under the caption “Transactions with our directors and principal officers” below.

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

          The shareholders agreement (as amended) and Moked’s amended articles of association provide as follows:

▪	Prior to the time a shareholders meeting of our company takes place, a separate meeting of the shareholders of Moked will be convened.

▪	At the Moked shareholders meeting, all matters included in our meeting’s agenda will be discussed and voted on.

▪

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

▪

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

▪

As discussed in “Board of Directors” in Item 6.C – “Board Practices” below, our directors (excluding the external directors) are divided into three classes as follows: class A – Amos Kurz, Yoav Kahane, Eyal Sheratzky and Yigal Shani (with their term of office renewed until 2010), class B – Yehuda Kahane, Avner Kurz and Nir Shertazky (with their term of office expiring in 2008); and class C –Gil Sheratzky, Zeev Koren and Izzy Sheratzky (with their term of office expiring in 2009).

▪

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

▪

Moked has agreed to vote all of its shares at our shareholders meetings in accordance with the resolutions adopted at the Moked shareholders meeting or, with regard to director elections, as described above. In the event of a tie with respect to a certain issue, Moked has agreed to vote its shares against the relevant resolution at our shareholders meeting.

▪

Moked’s shareholders have a right of first refusal on any sale of our shares by Moked. This right does not apply to open market sales by Moked of up to 2% of the issued share capital of our company in any given calendar year.

▪

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

Board of Directors

          Currently, pursuant to our articles of association as presently in effect, our Board of Directors consists of twelve directors, including two external directors in accordance with Israeli law and three independent directors in accordance with the listing requirements of the Nasdaq National Market. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected and may in certain circumstances be removed by the majority of our shareholders. Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. The term of office of the directors assigned to class A has expired at our annual meeting of shareholders held in 2007 and was renewed for a further term of three years, until the annual meeting of shareholders to be held in 2010, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B will expire at the annual meeting of shareholders to be held in 2008, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C will expire at the annual meeting of shareholders to be held in 2009, and at each third succeeding annual meeting thereafter. This classification of the Board of Directors may delay or prevent a change of control of our company or in our management. The external directors, under Israeli law, serve a three-year term which may be extended for an additional term of three years. Our directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire. External directors may be removed from office pursuant to the terms of the Israeli Companies Law, 5759 – 1999, which we refer to as the Israeli Companies Law. See “External directors” below.

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

External directors

          Under Israeli law, the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors must be elected by the vote of a majority of the shares present and voting at a shareholders meeting provided that either:

▪	such majority includes at least one-third of the shares held by all non-controlling shareholders present and voting at such meeting; or

▪

the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders must not exceed 1.0% of the shares whose holders are entitled to vote at any meeting of shareholders.

          External directors are elected to serve an initial term of three years and may be re-elected to serve in that capacity for an additional three years. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ, may be extended indefinitely in increments of additional three-year terms. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for their appointment or violating the duty of loyalty to the company. If all directors are of the same gender, the next external director elected must be of the other gender. Each committee of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Israeli law regulating the compensation of external directors prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law.

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

          Dr. Ophir and Mr. Baron have been elected as our external directors through 2006, and were reelected by our shareholders for one additional three-year term expiring June 2009. In addition, Mr. Zeev Koren was elected as an independent director in 2006.

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

Compensation committee

          Our Board of Directors has appointed a Compensation Committee, pursuant to the listing requirements of the Nasdaq National Market. The members of the Compensation Committee are Orna Ophir, Israel Baron and Ze’ev Koren. The Compensation Committee of our Board of Directors recommends the review and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. Our Board of Directors has determined that each member of the Compensation Committee is independent.

Internal auditor

          The board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be:

▪	a person (or a relative of a person) who holds more than 5% of the company’s shares;

▪	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

▪	an executive officer, director or other affiliate of the company; or

▪	a member of the company’s independent accounting firm.

          The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor is Simon Yarel, CPA.

The Sarbanes-Oxley Act of 2002 and the Nasdaq National Market listing standards

          The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, Nasdaq has adopted amendments to its requirements for companies that are listed on the Nasdaq National Market. Nasdaq Marketplace Rule 4350 was amended to permit foreign private issuers, such as us, to follow certain home country corporate governance practices without the need to seek an individual exemption from Nasdaq.

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

          The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,

	2007	2006	2005

By area of activity:
Control Center	232	239	195
Research and Development	12	38	36
Sales and Marketing	75	72	62
Technical support and IT	228	105	100
Finance, Administration and Management	179	283	259
Private enforcement and operations	344	132	130
Total	1,070	869	782
By geographic location (out of total):
Israel	500	416	397
Brazil	381	290	222
Argentina	164	138	138
United States	25	25	25
Total:	1,070	869	782

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

Brazil

          Our employees in Brazil are subject to Brazilian labor laws and regulations and employment customs. The laws and regulations in Brazil govern all aspects of labor relations and designate a general employment contract with which all employees and employers must comply. This general employment contract adopts by reference the provisions of the Labor Law which principally relates to matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime and severance pay. Brazilian law generally requires severance pay equal to 50% of the sum the dismissed worker accumulated in its pension fund during the period of employment upon the retirement or death of an employee or termination of employment without cause. Brazilian employers are also required to purchase health insurance for employees, cover employees’ food and travel costs, and allocate sums to the employees’ pension fund. Furthermore, Brazilian employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Our payments to the National Insurance Institute amount 54 to 34.5% to 37.8% of the wages paid, depending on the amount of the wages, of which the employee contributes 7.7% to 11% and we contribute a fixed amount equal to 26.8%.

          All of our employees in Brazil, excluding the chief executive officer, the directors (VPs) and several managers, are members of a labor union and the employee member fees to the union are paid by us.

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

          The following sets forth, as of June 2008 the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership

Izzy Sheratzky(3)	5,809,579	24.75%
Professor Yehuda Kahane (4)	2,128,539	9.07%
Zeev Koren	–	–
Avner Kurz (5)	1,447,925	6.17%
Amos Kurz (6)	1,445,205	6.16%
Yigal Shani (7)	368,211	1.57%
Eyal Sheratzky	–	–
Nir Sheratzky	–	–
Gil Sheratzky	–	–
Yoav Kahane	*	*
Orna Ophir	–	–
Israel Baron	–	–
Eli Kamer	–	–
Guy Aharonov	*	*

*     owns less than one per cent of our outstanding share capital.

(1)	This table includes only current directors and officers that beneficially hold our shares.

(2)

Percentages in this column are based on 23,475,431 ordinary shares outstanding as of June, 2008. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)

Shares beneficially owned include: (a) 302,627 shares directly owned by Mr. Sheratzky, of which 5,427 shares are jointly owned with his wife, Maddie; (b) 5,506,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with a certain shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.B. – “Compensation” under the caption “Shareholders agreement and articles of association of Moked Ituran” above.

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

(7)

Shares beneficially owned include: (a) 34,500 shares directly owned by Yigal Shani, (b) 127,200 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,511 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over G.N.S. Holdings, the holder of 3.75% of Moked’s shares, in which he owns 100% of the shares.

Employee Share Option Plans

          We adopted two option plans for managers and employees. The first option plan was adopted immediately prior to the time of our initial public offering on the Tel Aviv Stock Exchange in May 1998, pursuant to which we issued to our employees options to purchase 360,546 shares at a per-share exercise price of NIS 0.33 1/3, or $0.07, the par value of our ordinary shares. All options granted under the 1998 plan are fully vested and were exercised. Pursuant to our 2001 option plan, which was adopted on August 23, 2001, options to purchase an aggregate of 244,875 of our ordinary shares were granted to our employees, one of whom was also a director. All of these options were granted at a per-share exercise price of NIS 0.33 1/3, or $0.07. The closing price of our ordinary shares on the TASE on the date these options were granted was NIS 12.20, or $2.67 per share. All of the options granted under the 2001 plan are fully vested and were exercised. In addition, on August 23, 2001, our Board of Directors resolved to grant options to purchase an aggregate of 601,857 ordinary shares to some of our directors and officers as follows: options to purchase 461,784 ordinary shares were granted to Mr. Izzy Sheratzky, our Chairman of the Board of Directors, options to purchase 50,796 ordinary shares were granted to each of Eyal Sheratzky and Nir Sheratzky, our Co-Chief Executive Officers and options to purchase 38,481 ordinary shares were granted to Mr. Yoav Kahane, our director. All such options were granted at a per-share exercise price of NIS 0.33 1/3 or $0.07 and are all fully vested and exercisable. Of these additional options, 217,809 ordinary shares were issued pursuant to exercise of options by Yoav Kahane, Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky and options for the purchase of 50,796 ordinary shares held by Eyal Sheratzky and Nir Sheratzky expired. On July 18, 2005, a special meeting of our shareholders approved the issuance of fully vested options to Eyal Sheratzky and Nir Sheratzky, in place of those options that expired. These options are exercisable for one year at a per-share exercise price of NIS 0.33 1/3 or $0.07, and were exercised in full by them in May 2006. In addition in 2007 Mr. Izzy Sheratzky, our Chairman of the Board of Directors, exercised options to purchase 153,924 ordinary shares. As of the date of this report, there are no options which are fully vested and have not been exercised.

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

          The following table shows the number of our ordinary shares beneficially owned by (a) the only shareholders known to us as of June, 2008, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

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

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (1)

Moked Ituran Ltd. (1)	5,506,952	23.69%
F.K. Generators and Equipment Ltd. (2)	1,445,205	6.22%
All directors and executive officers as a group	7,961,255	29.65%
The Baupost Group, L.L.C.(3)	1,220,569	5.23%

          (1) Moked’s articles of association provides that each of Moked’s shareholders shall have the right to direct Moked to dispose of such number of our shares corresponding to his or her relative shareholdings in Moked. For further information please see Item 6.B. – “Compensation” under the caption “Shareholders Agreement and Articles of Association of Moked Ituran” above.

          (2) Shares beneficially owned include 1,445,205 shares, of which (a) 13,398 shares are directly owned by F.K Generators & Equipment Ltd. (whereby Messrs. Avner Kurz and Amos Kurz are deemed to beneficially own said 13,398 shares owned by F.K. by virtue of their shared voting and investment power over such shares through their respective holdings of 50% each of ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K.); and (b) 1,431,807 shares are owned by Moked Ituran Ltd., which F.K is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 (due to F.K.’s 26% ownership of Moked Ituran).

          (3) the information presented herein is based on Form 13G filed by The Baupost Group, L.L.C. on March 5, 2008.

          None of our major shareholders have different voting rights than each other and/or than our other shareholders.

As of June 30, 2008, we had a total of 2 shareholders of record in the United States with registered with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees

* Includes the Depository Trust Company.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

          We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the Chairman of our Board of Directors and the uncle of both of our Co-Chief Executive Officers, and Yigal Shani, one of our directors. We pay an annual aggregate amount of NIS 924,000, or $225,000, for our basic insurance policies and NIS 1,051,000, or $256,000, for our directors’ and officers’ insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 169,000, or $41,000 to be paid by the insurance company on account of these policies.

          We have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers.

          In February 2003, we entered into a two-year services agreement with A. Sheratzky Holdings, a company controlled by Izzy Sheratzky, and Izzy Sheratzky pursuant to which Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides us full-time services as Chairman of the Board of Directors, under the same terms of his previous employment as Chief Executive Officer. Pursuant to the agreement, A. Sheratzky Holdings will receive compensation equal to NIS 85,500, or approximately $20,800, per month, adjusted for inflation, plus reimbursement of certain business expenses. In addition, Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement is automatically renewable for successive two-year periods until either party notifies the other of its intention to terminate the agreement, by providing a 180-day prior written notice.

          On September 5, 2002, we entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky pursuant to which A. Sheratzky Holdings will provide management services to us through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307, or $11,900 and $12,000, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. In January 2004, a change in the employment terms of the Chief Executive Officer was approved providing each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, an annual bonus in an amount equal to 1.0% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus is paid.

          The aggregate amounts paid to A. Sheratzky Holdings in 2005, 2006 and 2007 were approximately $1,480,000, $2,581,000 and $2,855,000, respectively (all numbers include value added tax).

          On March 23, 1998, we entered into a financial services agreement with our director, Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or approximately $900, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or approximately $3,370, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in each of the years 2005 and 2006 was approximately $47,000 and $50,800 in 2007 (all numbers include value added tax).

          On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. with Gil Sheratzky for the employment of Mr Sheratzky as CEO of that Company in consideration of monthly payments in the amount of NIS 25,000 or $5,610, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky will report to our CEO. The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

Transactions with our affiliates and associates

          In December 31, 2007, we closed a transaction pursuant to which our subsidiary, Telematics Wireless was sold to a third party. As a result of such sale transaction, the Company entered into a 10 year supply and production agreement with Telematics for the supply of products and services by Telematics to the Company. Furthermore, the Company and Telematics entered into a Revenue Sharing Agreement in respect of future revenues of Telematics. For further descriptions of the sale transaction, the 10 year supply and production agreement and the revenue sharing agreement, please refer to Item 4.A. – History and Development of our Company.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

          The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. Accordingly, we believe that the matter may only be resolved through a litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo. The parties are currently in early stages of pleading the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted in the notes, is approximately $9.6 million. In addition, in June, 2006, Leonardo was initially permitted to amend its claim to add an additional cause of action, claiming that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of $9.6 million, plus interest and expenses. We successfully appealed the decision allowing Leonardo to amend its claim on legal grounds and such permission was ultimately revoked by the court. Leonardo subsequently filed a request for leave to appeal such decision to the Israeli Supreme Court, which request was denied. Leonardo further requested two more times, and on separate occasions, to amend its claim with relation to the same said alleged breach. Leonardo’s request was denied twice by the district court, and Leonardo requested the Supreme Court once again for leave to appeal the decisions. Leonardo’s second request for leave to appeal the last decisions has not yet been decided. While we cannot predict the outcome of this case, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage.

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

          On January 29, 2004, upon adopting our current dividend policy, we declared a dividend in an amount equal to NIS 6.0 million, or $1.3 million. Such dividend was paid on April 1, 2004. On March 23, 2005, we declared a dividend in an amount equal to NIS 11.8 million, or $2.7 million. Such dividend was paid on April 28, 2005. On February 20, 2006, we declared a dividend in the amount equal to NIS 17.6 million, or $3.8 million. Such dividend was paid on April 4, 2006. On February 20, 2007, we declared a dividend in the amount equal to NIS 20.1 million, or $4.8 million. Such dividend was paid on April 4, 2007. On February 21, 2008, we declared a dividend in the amount equal to NIS 108 million, or $30 million. Such dividend was paid on April 8, 2008. We did not declare or pay any cash dividends to shareholders during the five-year period prior to January 29, 2004.

B.	SIGNIFICANT CHANGES

          Except for as stated in this annual report, there are no significant financial changes as of December 31, 2007.

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

	High	Low

During the last six months
May 2008	$13.62	$10.99
April 2008	$11.80	$10.19
March 2008	$11.27	$10.00
February 2008	$11.81	$10.74
January 2008	$11.79	$10.03
December 2007	$11.07	$10.00

During each fiscal quarter of 2007 and 2008
First Quarter 2008	$11.81	$10.00
Fourth Quarter 2007	$12.20	$9.93
Third Quarter 2007	$13.60	$11.32
Second Quarter 2007	$15.14	$12.47
First Quarter 2007	$15.72	$13.32

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

	Price per ordinary share (NIS)		Price per ordinary share ($)

	High	Low	High	Low

Annual:
2007	66.41	37.97	15.72	9.82
2006	85.29	60.62	18.53	13.86
2005	75.37	40.97	16.80	9.13
2004	41.57	25.42	9.78	5.60
2003	26.37	8.23	6.07	1.69

Quarterly:
Fourth Quarter 2007	48.15	37.97	12.03	9.82
Third Quarter 2007	57.57	46.00	13.64	11.07
Second Quarter 2007	60.11	52.73	15.29	12.47
First Quarter 2007	66.41	55.44	15.72	13.29
Fourth Quarter 2006	76.49	61.36	17.83	14.29
Third Quarter 2006	67.41	60.62	15.32	13.86
Second Quarter 2006	78.71	61.75	17.11	13.78
First Quarter 2006	85.29	73.03	18.53	15.87
Fourth Quarter 2005	75.37	53.97	16.23	11.62
Third Quarter 2005	62.70	43.07	13.64	9.66
Second Quarter 2005	52.30	43.07	11.96	9.66
First Quarter 2005	52.47	40.97	12.14	9.32

Most recent six months:
May 2008	43.29	37.04	13.17	10.82
April 2008	40.85	36.31	11.83	10.15
March 2008	40.32	34.06	11.51	10.08
February 2008	43.50	39.86	12.10	11.02
January 2008	43.54	36.77	11.32	9.91
December 2007	43.40	38.85	11.28	10.02

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our ordinary shares are quoted only on the Nasdaq National Market and the Tel-Aviv Stock Exchange under the symbol “ITRN”.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Required approval

          Extraordinary transactions with a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of compensation or employment of a controlling shareholder or his or her relative who is a director, executive officer or employee, require the approval of the audit committee, the board of directors and the shareholders, in that order. This shareholder approval must include the majority of shares voted at the meeting. In addition, either:

▪	the majority must include at least one-third of the shares of disinterested shareholders voted at the meeting; or

▪	the total number of shares of disinterested shareholders who voted against the transaction must not exceed 1.0% of the aggregate voting rights in the company.

The approval of the board of directors and shareholders is required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) that:

▪

represents at least 20% of a company’s actual voting power prior to the issuance of such securities, and that would increase the relative holdings of a 5% shareholder or that would cause any person to become a 5% shareholder the consideration for which (or a portion thereof) is not cash or securities listed on a recognized stock exchange, or is not at fair market value; or

▪	results in a person becoming a controlling shareholder of the company.

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

Shareholder duties

          Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in customary way toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings with respect to the following matters:

▪	an amendment to the company’s articles of association;

▪	an increase of the company’s authorized share capital;

▪	a merger; or

▪	interested party transactions that require shareholder approval.

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

▪

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

▪

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

          The Israeli Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a roll-up merger transaction, or to the shareholders of the acquirer if:

▪	the transaction is not accompanied by an amendment to the acquirer’s memorandum or articles of association;

▪	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer that would result in any shareholder becoming a controlling shareholder; and

▪	there is no “cross-ownership” of shares of the merging companies, as described above.

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

          Pursuant to our articles of association, shareholders are entitled to participate and vote at general meetings and are the shareholders of record on a date to be decided by our Board of Directors, provided that such date is not more than 21 days, nor less than four days, prior to the date of the general meeting, except as otherwise permitted by the Israeli Companies Law. Furthermore, the Israeli Companies Law dictates that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

▪	amendments to our articles of association;

▪	appointment or termination of our auditors;

▪	appointment and dismissal of external directors;

▪	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;

▪	increase or reduction of our authorized share capital;

▪	a merger; and

▪

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

▪	a breach of duty of care to the company or to a third party;

▪

a breach of duty of loyalty to the company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

▪	monetary liabilities imposed for the benefit of a third party.

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

          The technology licensed to us by Teletrac, which we refer to as the Teletrac intellectual property, is licensed to us by virtue of a series of agreements pursuant to which we have secured the exclusive rights to use the Teletrac intellectual property in Israel, Brazil, Argentina, and certain cities in the United States. We have also secured certain exclusive rights to use the Teletrac intellectual property in other designated countries and non-exclusive rights to use the Teletrac intellectual property in every country outside of the United States and Europe,.

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

The Mapa Agreement

          In 2007, we purchased the entire issued share capital of Mapa Group from its shareholders for approx. US$9.9 million. In addition, we invested an additional sum of approx. US$3.1 million to the Mapa Group, which was used by Mapa Group to repay shareholders’ loans to its shareholders. Following the closing of the transaction, we are the holders of 100% of the issued share capital of the Mapa Group. The Mapa Group is the leading and largest provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel, GISrael. The Mapa acquisition represents a major step in strengthening our position in the field of location based services in Israel, by leveraging the best platform available. Mapa is uniquely positioned as the main provider of the geographic information database for navigation in Israel. These unique capabilities will not only serve us as a location based service provider, but will also allow us to sell the rights for using the database to other location based service providers, including the cellular operators who see this as one of the fastest growing areas. On June 30, 2007 we obtained the approval of the Israeli Commissioner for Trade Practices for the Mapa acquisition. The approval was conditioned on the following terms to be fulfilled by Ituran (whose conditions do not detract from the provisions of the Restrictive Practices Act, 1988): (a) Mapa Group should not unreasonably refrain from selling its computerized geographic information (GIS) products (the “Products”) and any updates to any customer; (b) Mapa Group shall not act discriminatively in similar transactions for customers interested in purchasing Mapa Group’s Products; (c) Mapa Group shall not link or condition the supply of its Products to a sale of service and/or other product.

          For a description of an agreement for the sale of our subsidiary, Telematics, including ancillary agreements related to revenue sharing and frame product and services purchase agreement between Ituran and Telematics please refer to Item 4.A. – History and Development of our Company under the caption “Our History” above.

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

United States Tax Considerations

          The following discussion is a description of the material United States, or US, federal income tax considerations applicable to the acquisition, ownership and disposition of our ordinary shares by US Holders who acquire their shares pursuant to this offering and who hold such ordinary shares as “capital assets”. As used in this section, the term “US Holder” means a beneficial owner of an ordinary share who is:

▪	a citizen or resident of the United States;

▪

a corporation or partnership created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia (other than a partnership that is not treated as a US person under any applicable Treasury regulations);

▪	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

▪

a trust if the trust has elected validly to be treated as a US person for United States federal income tax purposes or if a US court is able to exercise primary supervision over the trust’s administration and one or more US persons have the authority to control all of the trust’s substantial decisions.

          The term “Non-US Holder” means a beneficial owner of an ordinary share who is not a US Holder. The tax consequences to a Non-US Holder may differ substantially from the tax consequences to a US Holder. This discussion does not address any aspects of US federal income tax which may be relevant to a Non-US Holder. Accordingly, Non-US Holders are strongly urged to consult with their own tax advisors.

          This description is based on provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing, proposed and temporary US Treasury regulations and administrative and judicial interpretations thereof, each as available and in effect as of the date of this report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including:

▪	insurance companies;

▪	dealers or traders in stocks, securities or currencies;

▪	financial institutions and financial services entities;

▪	real estate investment trusts;

▪	regulated investment companies;

▪	grantor trusts;

▪	persons that receive ordinary shares as compensation for the performance of services;

▪	tax-exempt organizations;

▪	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

▪	individual retirement and other tax-deferred accounts;

▪	expatriates of the United States;

▪	persons having a functional currency that is not the dollar; or

▪	direct, indirect or constructive owners of 10% or more, by voting power or value, of our ordinary shares.

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

          A non-corporate US Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 15%. This reduced rate applicable to “qualified dividend income” does not apply to tax years beginning after December 31, 2008. For purposes of determining whether US Holders will have “qualified dividend income,” “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

▪	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the US, or

▪

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

▪	75% or more of its gross income consists of specified types of passive income, or

▪	50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, “passive income.”

▪

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and includes amounts derived by reason of the temporary investment of funds. If we were classified as a PFIC, and you are a US Holder, you could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions” (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you either in the shorter of the three preceding years or your holding period). Under these rules, the excess distribution and any gain would be allocated ratably over our shareholders’ holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. If any of our shareholders are US Holders who hold ordinary shares during a period when we are a PFIC, such shareholders be subject to the foregoing rules even if we cease to be a PFIC.

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

General Corporate Tax Structure in Israel

The regular corporate tax rate in Israel was 29% in 2007 compared to 31% in 2006 and 34% in 2005. This rate is currently scheduled to decrease as follows: in 2008–27%, 2009–26% and 2010 and onward–25%.

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

▪

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

▪	Where a company’s depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

▪	Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the change in the consumer price index.

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

          We also files annual and special reports and other information with the Israeli Securities Authority through its fair disclosure electronic system called the MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il.

I.	SUBSIDIARY INFORMATION

Not Applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          The principal market risks to which we are exposed as a result of our operations are foreign exchange rate risks and interest rate risks.

Foreign exchange rate risk

          Although we report our consolidated financial statements in dollars, in 2005, 2006 and 2007, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2005, 2006 and 2007, we derived approximately 48.9%, 53.2% and 47.3% of our revenues in dollars, 20.4%, 14.3% and 19.8% in NIS, 23.3%, 24.8% and 25.3% in Brazilian Reals and 7.4%, 7.6% and 7.6% in Argentine Pesos, respectively. In fiscal years 2005, 2006 and 2007, 44.2%, 42.9% and 35.7% of our expenses were incurred in dollars, 35.2%, 31% and 35.5% in NIS, 15.5%, 21.5% and 23.2% in Brazilian Reals and 5.1%, 4.6% and 5.6% in Argentine Pesos, respectively.

          Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2007, accumulated other comprehensive income increased by $10.7 million compared to the year 2006. In the year 2006, accumulated other comprehensive income decreased by $6.4 million compared to the year 2005. In the year 2005, accumulated other comprehensive income increased by $0.9 million compared to the year 2004. In 2004, accumulated other comprehensive income decreased by $0.2 million compared to the year 2003. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,

	2004		2005		2006		2007

	Actual	At 2003 exchange rates(1)	Actual	At 2004 exchange rates(1)	Actual	At 2005 exchange rates(1)	Actual	At 2006 exchange rates(1)

	(In thousands)

Revenues	$77,926	$77,263	$90,126	$86,653	$104,052	$101,605	$124,838	$119,837
Gross profit	36,038	35,895	42,540	40,761	50,199	49,037	57,199	55,021
Operating income	18,263	18,370	19,922	19,065	24,732	24,406	72,499	72,781

(1)	Based on average exchange rates during the period.

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

          Effective as of September 27, 2005, our shareholders adopted amended and restated articles of association. These amended and restated articles were primarily adopted in order to match the provisions of the new Israeli Companies Law. Therefore, most of the material modifications were prescribed by the changes in the companies’ law. In addition, the amended and restated articles of association provided for a staggered board of directors as more fully discussed in Item 6.C. – “Board Practices” under the caption “Board of Directors” above. In 2007 additional amendments were made to our articles of association as requested by the Ministry of Communications and as described in Item 4.B – Business Overview under the caption “Regulatory Environment” above.

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

(A) Disclosure Controls and Procedures

          Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is not effective due to several material weaknesses.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, utilizing the criteria described above. The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2007. Our assessment identified the following control deficiencies as of December 31, 2007, that constituted material weaknesses and exist only in the Company’s subsidiary, Teleran Holdings Ltda. and its subsidiary Ituran Sistemas Monitoramento Ltda. (“Ituran Brazil”):

▪

Ineffective controls related to reconciliation of Accounts receivables. This control deficiency has resulted in audit adjustments to the consolidated annual financial statements for the year ended December 31, 2007.

▪

Ineffective controls to ensure timely and accurate recording of transfers of inventory to fixed assets, as well as products delivered to or returned from customers. Such deficiency, also affect the controls over physical inventories and provision for obsolescence which are not effectives. This control deficiency resulted in audit adjustments to the consolidated annual financial statements for the year ended December 31, 2007.

▪

Ineffective controls related to the process of internal review of the financial statements of our subsidiary, Ituran Brazil and segregation of duties. There exist ineffective review procedures of the financial reports in Ituran Brazil, although such review is conducted on a consolidated basis. This control deficiency resulted in audit adjustments to the consolidated annual financial statements for the year ended December 31, 2007. This lack of segregation of duties is a deficiency in the design of our internal control over financial reporting that may allow for improprieties or errors in the application of accounting practices to go undetected. Although this ineffective control exists in Ituran Brazil, on a consolidated basis we do not view it as a material weakness as a review is conducted in Ituran.

Our management did not assess the effectiveness of our former subsidiary Telematics Wireless Ltd. internal control over financial reporting, which was sold on December 31, 2007, as further described Item 4.A. – History and Development of the Company, under the caption “Our History” above.

Change in Internal Control over Financial Reporting

          There have not been any changes in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Steps to Address Material Weaknesses

          The Company’s executive, regional and financial management are committed to achieving and maintaining a strong control environment and an overall tone within the organization. In addition, management remains committed to the process of developing and implementing improved corporate governance and compliance initiatives. Our current management team has been actively working on remediation efforts to address the material weaknesses, as well as other identified areas of risk as follows:

▪

We have recruited additional personnel in the accounting department in Ituran Brazil in order to address the lack of segregation of duties in our prior structure. This new position will play a critical role in ensuring the integrity of financial information reported.

▪	The Company is taking, or plan to take in the near future, the following additional actions:

	o	Conducting reviews of accounting processes to incorporate technology improvements to strengthen the design and operation of controls;

	o	Improving quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review;

	o	Formalizing and expanding the documentation of the Company’s procedures for review and oversight of financial reporting.

          We believe the measures described above, once designed and operating effectively, will remediate the material weaknesses we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will diligently and vigorously review our financial reporting controls and procedures. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional remediation measures or determine to modify, or in appropriate circumstances not to complete, certain of the remediation measures described above.

          Management’s assessment of the effectiveness of Ituran’s internal control over financial reporting as of December 31, 2007 has been audited by Fahn Kanne & Co., an independent registered public accounting firm in Israel and a member of Grant Thornton International (“Fahn Kanne”), as stated in their report included below.

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

We have audited Ituran Location and Control Ltd. (the “Company”) and its subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit internal control over financial reporting of Teleran Holding Ltda. (Teleran) and Ituran Argentina S.A. (Ituran Argentina), subsidiaries of the Company, whose financial statements reflect total assets and revenues constituting 18% and 33%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007. Teleran and Ituran Argentina internal control over financial reporting were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Teleran and Ituran Argentina internal control over financial reporting in relation to the Company taken as a whole, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

Ineffective controls related to reconciliation of Accounts Receivables. This control deficiency has resulted in audit adjustments to the consolidated annual financial statements for the year ended December 31, 2007.

Ineffective controls to ensure timely and accurate recording of transfers of inventory to fixed assets, as well as products delivered to or returned from customers. Such deficiency, also affect the controls over physical inventories and provision for obsolescence which are not effective. This control deficiency resulted in audit adjustments to the consolidated annual financial statements for the year ended December 31, 2007.

Ineffective controls related to the process of internal review of the financial statements of the Company’s subsidiary, Teleran and segregation of duties. There exist ineffective review procedures of the financial reports in Teleran. This control deficiency resulted in audit adjustments to the consolidated annual financial statements for the year ended December 31, 2007. This lack of segregation of duties is a deficiency in the design of the Company’s internal control over financial reporting that may allow for improprieties or errors in the application of accounting practices to remain undetected. As described in Management’s report on internal control over financial reporting, although this ineffective control exists in Teleran, on a consolidated basis, the management of the Company does not view it as a material weakness as a review is conducted at the Company level.

In our opinion, based on our audit and the report of other auditors, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2007. The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated June 30, 2008, which expressed an unqualified opinion on those financial statements.

As described in Management’s Report on internal control over financial reporting, management has excluded the former subsidiary Telematics Wireless Ltd. internal control over financial reporting, from its assessment of internal control over financial reporting as of December 31, 2007 because it was sold on December 31, 2007 as discussed in Note 1.A.1.d to the Company’s consolidated financial statements for the year ended December 31, 2007. We have also excluded Telematics Wireless Ltd. from our audit of internal control over financial reporting. Telematics Wireless Ltd.‘s total revenues represent approximately 16% of the related consolidated financial statement amounts for the year ended December 31, 2007.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)
Tel-Aviv, Israel
June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        Board of Directors and Shareholders

        Ituran Argentina S.A.

        Introductory Paragraph:

        We have audited management’s assessment, included in the accompanying (Management’s Report on Internal Control), that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Ituran Argentina S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

        Scope Paragraph:

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        Definition Paragraph:

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Inherent Limitations Paragraph:

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Opinion Paragraph:

        In our opinion, management’s assessment that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2007, is fairly stated, in all material respects, based on criteria established in “Internal Control -Integrated Framework. issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also, in our opinion, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

        Explanatory Paragraph:

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ituran Argentina S.A. as of December 31, 2007 and 2006, and the related statements of income stockholders´ equity, and cash flows for each of the years in the two-year period ended December 31, 2007, and our report dated February 8, 2008, expressed an unqualified opinion on those financial statements.

        Signed by:

        Gustavo R. Chesta (Partner)
        Mazars - Argentina
        February 8, 2008

Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Teleran Holding Ltda. - Brazilian entity

We have audited Teleran Holding Ltda. Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Teleran Holding Ltda. Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the management's report on internal control over Financial Reporting . Our responsibility is to express an opinion on W Company's internal control over financial reporting based on our audit.

We conducted our audits in accordance with the Brazilian generally accepted auditing standards, which are substantially equivalent to those established by the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

Ineffective controls related to reconciliation of the Accounts Receivables. This control deficiency has resulted in audit adjustments to the annual financial statements for the year ended December 31, 2007.

Ineffective controls to ensure timely and accurate recording of transfers of inventory to fixed assets, as well as goods are delivered to or returned from customers. Such deficiency, also effect the controls over physical inventories and provision for obsolescence which are not effectives. This control deficiency resulted in audit adjustments to the annual financial statements for the year ended December 31, 2007.

Ineffective controls related to review of financial statements. The financial statements are prepared by local management and no review is performed. This control deficiency resulted in audit adjustments to the annual financial statements for the year ended December 31, 2007.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the balance sheet as of December 31, 2007, and the related statements of income, changes in shareholders' equity and cash flow as of and for the year ended December 31, 2007 of the Company, and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Sao Paulo, Brazil	José André Viola Ferreira
June 27,2008

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

          Fahn Kanne & Co., a member firm of Grant Thornton International has served as our independent public accountants for each of the fiscal years ended in the three-year period ended December 31, 2007. The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & Co., for the year ended December 31:

	2007	2006	2005
	($ in thousands)

Audit Fees	154	99	100
Audit Related Fees	–	5	7
Tax Fees	7	18	19
All Other Fees	11	11	2
Total	172	133	128

          The audit fees for the years ended December 31, 2007, 2006 and 2005, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran, and assistance with review of documents filed with the SEC.

          Tax fees for the years ended December 31, 2007, 2006 and 2005, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits.

          Our audit committee has pre-approved certain audit and non-audit services provided by Fahn Kanne & Co. during the year 2007, up to a certain amount.

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

          As further described below, during 2007, Ituran spent $4.9 million to repurchase 431,287 of its shares. This purchase had the result of decreasing total fully diluted shares, on a weighted average basis, for the year 2007 by 1,782 shares.

          Set forth below is a summary of the shares repurchased by Ituran during 2007 and until the date hereof and the approximate dollar value of securities that may yet be purchased under its repurchase plan:

Ituran Shares

	Total number of shares purchased(1)	Average price paid per share (U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Approximate U.S. dollar value of securities that may yet be purchased under the plans or programs(2) (in millions)

December 2007	431,287	11.30	431,287	4,200,000
January 2008	990,924	11.34	990,924	2,900,000
February 2008	144,306	11.45	144,306	1,300,000
May 2008	540,519	13.13	540,519	4,200,000
June 2008	159,435	12.97	159,435	2,200,000

Total	2,326,574		2,326,574

(1)	No securities were repurchased by the Company in 2007 except in the months listed.
(2)

Amount available for repurchase under the Company’s repurchase plan pursuant to authorization by the Company’s board of directors in July 17, 2006. On January 24, 2008, our board of directors authorized an increase of the amount of the shares to be repurchased by the Company, to repurchase up to an aggregate of $20 million of ordinary shares of the Company. As of the date of this report, the Company repurchased 2,326,574 ordinary shares (of which 924,433 were purchased by its subsidiary, Ituran Cellular Communications Ltd.).

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Changes in Shareholders’ Equity	F-6-F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-10-F-39

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Articles of Association of the Company (1)

1.2	Form of Memorandum of Association of the Company (English Translation) (1)

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

4.21

Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Eyal Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002, and resolution of the Registrant’s shareholders dated February 24, 2004 (English translation). (1)

4.22

Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Nir Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002, and resolution of the Registrant’s shareholders dated February 24, 2004 (English translation). (1)

4.23	Individual Employment Agreement, dated August 1, 1995, by and between Moked Ituran Partnership (1995) and Jacob Suet (English translation). (1)

4.24	Individual Employment Agreement, dated August 20, 1995, by and between Moked Ituran Partnership (1995) and Harel Broida (English translation). (1)

4.25	Individual Employment Agreement, dated July 15, 1998, by and between Moked Ituran Partnership (1995) and Shlomo Kaminsky (English translation). (1)

4.26	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)

4.27	Agreement, dated December 30, 2002, by and between the Registrant, Eddy Kafry, Avri Franko, Roman Sternberg and Telematics Wireless Ltd. (English translation) (1)

4.28	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)

4.29	Lease Agreement, dated September 13, 1998, by and between Tadiran, Ltd. and Tadiran Telematics, Ltd., and addendum thereof, dated May 29, 2002 (English translation). (1)

4.30	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)

4.31	Deed of undertaking and indemnification, dated November 12, 2000, executed by the Registrant to the benefit of Bank Hapoalim, B.M. on behalf of Ituran Localizacao e Controle (English translation). (1)

4.32	Indenture, dated August 6, 2001, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)

4.33	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (floating lien) (English translation). (1)

4.34	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)

4.35	Deed of undertaking for repayment of loan, dated May 20, 2004, made by the Registrant in favor of Bank Hapoalim, B.M. (English translation). (1)

4.36	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)

4.37	Lease Agreement, dated November 23, 2001, by and between Ituran de Argentina S.A. and El Sr. Mario Galuppo (English translation). (1)

4.38	Lease Agreement, dated September 7, 2001, by and between Ituran de Argentina S.A. and El Sr. Gustavo Eduardo Bazan (English translation). (1)

4.39	Form of Directors’ Letter of Indemnity (English translation). (1)

4.40	Form of Underwriting Agreement (1)

4.41	Agreement with Mapa dated April 26, 2007 (2)

4.42	Share Purchase Agreement between dated as of November 15, 2007 by and between Ituran Location and Control Ltd., Telematics Wireless Ltd. and ST Electronics (Info-Comm Systems) Pte Ltd.

4.43	Frame Product and Services Purchase Agreement dated as of January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd.**

8	List of significant subsidiaries

12.1	Certification by chief executive officer as required by Rule 13a-14(a).

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13

Certification by co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005.
(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

** Certain portions of this exhibit have been omitted pursuant to a request for an order granting confidential treatment by the United States Securities and Exchange Commission.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements

as of December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

TO THE SHAREHOLDERS OF ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, statements of changes in shareholders’ equity and statements of cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the 2007 and 2006 financial statements of two subsidiaries, whose assets included in the consolidation constituted approximately 18% and 20% of total consolidated assets as of December 31, 2007 and 2006, respectively, and whose revenues included in the consolidation constituted approximately 33% and 32% of total consolidated revenues for the years ended December 31, 2007 and 2006, respectively. The financial statements of these subsidiaries were audited by other independent auditors, whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of these companies, is based solely on the reports of the other independent auditors.

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

In our opinion, based on our audits and the report of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated June 30, 2008 expressed an adverse opinion thereon.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)
Member firm of Grant Thornton International

Tel-Aviv, Israel
June 30, 2008

F – 2

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars

	December 31,
(in thousands)	2007	2006

Current assets

Cash and cash equivalents	28,669	43,812
Investments in marketable securities	9,558	16,034
Accounts receivable (net of allowance for doubtful accounts)	27,578	29,709
Other current assets (Note 2)	83,783	4,915
Contracts in process, net (Note 3)	-	1,465
Inventories (Note 4)	13,258	10,901

	162,846	106,836

Long-term investments and debit balances

Investments in affiliated companies (Note 5A)	191	881
Investments in other companies (Note 5B)	1,678	-
Accounts receivable	49	123
Loan to former employee	560	-
Deposit	-	1,457
Deferred income taxes (Note 17)	5,850	5,112
Funds in respect of employee rights upon retirement	2,513	4,001

	10,841	11,574

Property and equipment, net (Note 6)	24,440	19,109

Intangible assets, net (Note 7)	8,801	2,784

Goodwill (Note 8)	9,631	4,536

Total assets	216,559	144,839

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars

	December 31,
(in thousands, except share data)	2007	2006

Current liabilities

Credit from banking institutions (Note 9)	318	474
Accounts payable	12,703	14,956
Deferred revenues	5,801	4,399
Other current liabilities (Note 10)	33,592	13,573

	52,414	33,402

Long-term liabilities

Liability for employee rights upon retirement	4,085	5,278
Deferred income taxes (Note 17)	1,715	816

	5,800	6,094

Contingent liabilities, liens and guarantees (Note 12)

Minority interests	2,860	2,578

Capital Notes (Note 13)	5,894	5,894

Shareholders’ equity (Note 14)

Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,971
Authorized – December 31, 2006 and 2007 – 60,000,000 shares
Issued and outstanding – December 31, 2006 – 23,321,507 shares, December 31, 2007 – 23,475,431 shares
Additional paid-in capital	73,554	73,554
Accumulated other comprehensive income (loss)	13,715	3,003
Cost of Company shares held by the Company and its subsidiary – December 31, 2006 and 2007 – 80,839 shares and 491,390 shares, respectively	(5,900)	(1,261)
Retained earning	66,239	19,604

Total shareholders’ equity	149,591	96,871

Total liabilities and shareholders’ equity	216,559	144,839

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	US dollars

	Year ended December 31,
(in thousands except per share data)	2007	2006	2005

Revenues:

Location-based services	64,634	54,048	44,128
Wireless communications products	60,204	50,004	43,806
Others	-	-	2,192

	124,838	104,052	90,126

Cost of revenues:

Location-based services	23,630	18,419	14,987
Wireless communications products	44,009	35,434	30,956
Other	-	-	1,643

	67,639	53,853	47,586

Gross profit	57,199	50,199	42,540
Research and development expenses	2,991	2,682	2,799
Selling and marketing expenses	8,218	5,123	4,876
General and administrative expenses	22,629	17,659	14,959
Other expenses (income), net (Note 15)	(49,138)	3	(16)

Operating income	72,499	24,732	19,922

Financing income, net (Note 16)	1,227	1,886	906

Income before taxes on income	73,726	26,618	20,828

Taxes on income (Note 17)	(20,953)	(6,581)	(5,295)

	52,773	20,037	15,533

Share in losses of affiliated companies, net	(516)	(213)	(355)

Minority interests in income of subsidiaries	(783)	(565)	(803)

Net income	51,474	19,259	14,375

Earnings per share (Note 18):

Basic	2.21	0.83	0.73

Diluted	2.20	0.82	0.71

Weighted average number of shares outstanding (in thousands):

Basic	23,315	23,194	19,736

Diluted	23,422	23,457	20,254

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	(in thousands)

	Ordinary shares			Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Cost of Company shares held by the Company and its subsidiaries

	Number of shares	Share capital amount	Additional paid in capital				Total
US dollars

Balance as of January 1, 2005	18,595	1,626	23,876	(2,487)	(7,630)	(384)	15,001

Changes during 2005:

Net income	-	-	-	-	14,375	-	14,375
Losses on the translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	(922)	-	-	(922)

Total comprehensive income							13,453

Modification of terms of fully vested employee stock options	-	-	243	-	-	-	243
Issuance of share capital, net	4,464	325	49,064	-	-	-	49,389
Exercise of warrants	33	2	371	-	-	-	373
Dividend paid	-	-	-	-	(2,697)	-	(2,697)

Balance as of December 31, 2005	23,092	1,953	73,554	(3,409)	4,048	(384)	75,762

Balance as of January 1, 2006	23,092	1,953	73,554	(3,409)	4,048	(384)	75,762

Changes during 2006:

Net income	-	-	-	-	19,259	-	19,259
Gain on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	6,412	-	-	6,412

Total comprehensive income							25,671

Exercise of options	230	18	-	-	-	-	18
Purchase of Company shares by the Company	-	-	-	-	-	(877)	(877)
Dividend paid	-	-	-	-	(3,703)	-	(3,703)

Balance as of December 31, 2006	23,322	1,971	73,554	3,003	19,604	(1,261)	96,871

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (cont.)

	(in thousands)

	Ordinary shares			Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Cost of Company shares held by the Company and its subsidiaries

	Number of shares	Share capital amount	Additional paid in capital				Total
US dollars

Balance as of January 1, 2007	23,322	1,971	73,554	3,003	19,604	(1,261)	96,871

Changes during 2007:

Net income	-	-	-	-	51,474	-	51,474
Gains on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	10,712	-	-	10,712

Total comprehensive income							62,186

Exercise of options	154	12	-	-	-	-	12
Purchase of Company shares by the Company	-	-	-	-	-	(4,873)	(4,873)
Cost of Company shares held by subsidiary that has been sold (see Note 1.A.1.d.)	-	-	-	-	-	234	234
Dividend paid	-	-	-	-	(4,839)	-	(4,839)

Balance as of December 31, 2007	23,476	1,983	73,554	13,715	66,239	(5,900)	149,591

The accompanying notes are an integral part of the consolidated financial statements.

F – 7

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars

	Year ended December 31,
(in thousands)	2007	2006	2005

Cash flows from operating activities

Net income for the year	51,474	19,259	14,375

Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	8,080	4,205	3,341
Exchange differences on principal of deposit and loans, net	(78)	(50)	104
Gains in respect of marketable securities	(437)	(200)	-
Gain from sale of subsidiary, net (Appendix A)	(36,373)	-	-
Increase (decrease) in liability for employee rights upon retirement	1,293	(187)	521
Share in losses of affiliated companies, net	516	213	355
Deferred income taxes	991	644	301
Stock-based compensation	-	-	243
Capital gains on sale of property and equipment, net	(5)	(35)	(16)
Minority interests in income of subsidiaries, net	783	565	803
Increase in accounts receivable	(8,556)	(3,668)	(4,912)
Decrease (increase) in other current assets	724	(1,630)	(1,028)
Increase in inventories and contracts in process, net	(3,645)	(4,435)	(269)
Increase in accounts payable	1,799	2,686	460
Increase (decrease) in deferred revenues	(32)	(1)	321
Increase (decrease) in other current liabilities	(3,773)	888	3,159

Net cash provided by operating activities	12,761	18,254	17,758

Cash flows from investment activities

Increase in funds in respect of employee rights upon retirement, net of withdrawals	(678)	(412)	(288)
Capital expenditures	(9,641)	(12,106)	(3,540)
Acquisition of subsidiary (appendix A)	(8,549)	(2,243)	-
Proceeds from sale of property and equipment	195	53	133
Purchase of intangible assets and minority interest	(64)	(58)	(746)
Investment in affiliated company	(1,447)	-	-
Investments in marketable securities	(5,488)	(55,863)	-
Sale of marketable securities	13,982	40,848	-
Loan granted to affiliated company	-	(138)	(452)
Acquisition of additional interest in a subsidiary	-	(21)	-
Loan granted to former employee	(560)	-	-
Subsidiary no longer consolidated (Appendix B)	(6,938)	-	-

Net cash used in investment activities	(19,188)	(29,940)	(4,893)

Cash flows from financing activities

Short-term credit from banking institutions, net	160	(237)	181
Repayment of long-term loans	(3,500)	(3,191)	(6,290)
Dividend paid	(4,839)	(3,703)	(2,697)
Proceeds from exercise of options by employees	12	18	15
Proceeds from exercise of warrants	-	-	373
Issuance of share capital, net	-	-	49,673
Dividend paid to minority interest of a subsidiary	-	(172)	-
Purchase of Company’s shares	(4,873)	(877)	-

Net cash provided by (used in) financing activities	(13,040)	(8,162)	41,255

Effect of exchange rate changes on cash and cash equivalents	4,324	5,231	(295)

Net increase (decrease) in cash and cash equivalents	(15,143)	(14,617)	53,825
Balance of cash and cash equivalents at beginning of year	43,812	58,429	4,604

Balance of cash and cash equivalents at end of year	28,669	43,812	58,429

The accompanying notes are an integral part of the consolidated financial statements.

F – 8

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Acquisitions of subsidiaries

	US dollars

	Year ended December 31,
(in thousands)	2007	2006

Working capital (excluding cash and cash equivalents), net	1,280	2,015
Deferred income taxes	(1,583)	54
Funds in respect of employee rights upon retirement	408	366
Property and equipment, net	397	231
Intangible assets, net	6,719	-
Goodwill	5,220	1,631
Liability for employee rights upon retirement	(729)	(559)
Long term loan	(3,163)	-
Minority interest	-	(1,495)

	8,549	2,243

Appendix B – Company no longer consolidated

	US dollars

	Year ended December 31,
(in thousands)	2007	2006

Working capital (excluding cash and cash equivalents and inventory), net	50,031	-
Inventory (including contracts in process)	(4,408)	-
Funds in respect of employee rights upon retirement	(2,968)	-
Deposit	(1,680)	-
Investment in affiliated company	(144)	-
Deferred income taxes	(347)	-
Property and equipment, net	(1,254)	-
Goodwill	(479)	-
Liability for employee rights upon retirement	3,803	-
Minority interest	757	-
Gain from sale of subsidiary (*)	(36,373)	-

	6,938	-

(*)	Net of income taxes in an amount of US$ 13,734 thousand.

Supplementary information on investing activities not involving cash flows

At December 31, 2005, accounts payable and other credit balances included an amount of US$ 299,000 in respect of issuance expenses.

At December 31, 2005, 2006 and 2007, trade payables included US$ 196,000, US$ 84,000 and US$ 119,000, respectively, in respect of the acquisition of property and equipment.

Supplementary disclosure of cash flow information

	US dollars

	Year ended December 31,
(in thousands)	2007	2006	2005

Interest paid	100	205	324

Income taxes paid	9,625	4,864	2,049

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

c.

On June 25, 2007, the Company completed the acquisition of 100% of the outstanding share capital of Mapa Mapping and Publishing Ltd. and Mapa Internet Ltd. (“Mapa”). Mapa provides geographic information (GIS) in Israel and is the owner of geographic information database for navigation in Israel.

The purchase price for the acquisition includes approx. US$9.9 million that were paid to the shareholders of MAPA and an additional sum of approx. US$3.1 million that was transferred to Mapa, which was used to repay Mapa’s loans to its shareholders.

The acquisition was accounted for according to the purchase method of accounting, in accordance with FAS No. 141, Business Combinations and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition (see Appendix A to the cash flow statement)

The results of operations of MAPA were included in the consolidated financial statements of the company commencing July 1, 2007.

The purchase price allocations included the following intangible assets acquired:

		US$

GIS data base	(1)	4,025
Customer base	(2)	1,184
Brand name	(3)	1,222
Goodwill	(4)	5,767
Other		973

(1)	The GIS database represents geographic information for navigation in Israel and is amortized using the straight-line method over its useful life, which is 10 years.

(2)	The customer base is amortized over its useful life, which is 5 years.

(3)	The brand name is amortized using the straight-line method over its useful life, which is 15 years.

F – 10

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	A.	General (cont.)

		1.	Operations (cont.)

			c.	(cont.)

(4)

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. Goodwill includes but is not limited to the synergistic value that could be realized by the Company from the acquisition.

Below are certain unaudited pro forma combined statement of operations data for the years ended December 31, 2007 and 2006, as if the acquisition of MAPA had occurred on January 1, 2007 and 2006, respectively, after giving effect to the purchase accounting adjustments, including amortization of certain identifiable intangible assets. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2007 and 2006, respectively, nor is it necessarily indicative of future results.

	US dollars

	Year ended December 31,
(in thousands, except earnings per share)	2007	2006

	(Unaudited)

Revenues	128,808	112,006

Net income	52,211	21,394

Earnings per share:

Basic	2.24	0.92

Diluted	2.23	0.91

d.

On December 31, 2007, the Company completed the sale of the subsidiary, Telematics Wireless Ltd. (Telematics), to a third party. Pursuant to the sale transaction, the Company sold its entire shareholdings of Telematics to the purchaser, for an amount of US$ 80 million (based on a specified enterprise value of Telematics, following the purchase of a certain portion of Telematics’ shares by Telematics for the aggregate sum of US$ 5 million).

The purchase price was subject to adjustments based on performance parameters of Telematics in the year 2007. The adjustment resulted in a reduction of the enterprise value and therefore reduction of the capital gain in an amount of US$ 3.5 million.

However, based on performance parameters of Telematics in the year 2008, the reduction of the consideration might decrease up to US$ 3.5 million.

The Company is required to deposit an amount of US$ 7.5 million in an escrow account in order to ensure certain representations and warranties towards the buyer. Such amount will be released to the Company upon the second anniversary of the closing date, less pledging claims, if any, subject to the agreement. The escrow amount was deposited by the Company during January 2008, after receipt of the entire consideration from the buyer.

As a result of the transaction, the Company recorded a capital gain (net of direct expenses) in an amount of US$ 50 million. The Company did not account for the transaction as a discontinued operation under the provisions of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, since management intends to continue to be involved in the fields of activity of the disposed company and the company intends to continue to purchase products from Telematics.

Following the sale of Telematics, the Company and Telematics entered into 10 years product and service supply agreement and a revenue sharing agreement with respect to Telematics revenues in certain regions (see Note 12.D.2).

F – 11

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	A.	General (cont.)

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

The following table presents data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one US dollar	Israeli CPI(*)

At December 31,

2007	NIS 3.846	120.90 points
2006	NIS 4.225	116.92 points
2005	NIS 4.603	117.04 points
Increase (decrease) during the year:

2007	(8.97%)	3.4%
2006	(8.21%)	(0.1%)
2005	6.85%	2.38%

(*) Based on the Index for the month ending on each balance sheet date, on the basis of 1998 average = 100.

3.	Accounting principles

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

F – 12

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	B.	Principles of consolidation

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

As of December 31, 2007 and 2006, all securities covered by FAS No. 115 were designated by management as trading securities.

Trading securities are stated at market value. The changes in market value are carried to financial income or expenses.

Trading securities are bought and held principally for the purpose of selling them in the near term. Changes in the fair value based on closing market prices of the securities at the balance sheet date, represent unrealized gains and losses which are included in earnings.

Trading gains for the year 2007 amounted to approximately US$ 547,000 in respect of trading securities held by the Company in the reporting periods (US$ 773,000 in 2006).

	E.	Company shares held by the Company and its subsidiary

Company shares held by the Company and its subsidiaries are presented as a reduction of shareholders’ equity, at their cost to the Company or to the subsidiary, under the caption “Cost of Company shares held by the Company and its subsidiaries”. Gains on sale of these shares, net of related income taxes, are recorded as additional paid-in capital.

Losses on the sale of such shares, net of related income taxes, are recorded as deductions from additional paid-in capital to the extent that previous net gains from sales are included therein, otherwise in retained earnings.

	F.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers and the information available on such customers. See also Note 21A.

The allowance in respect of trade receivables at December 31, 2006 and 2007 was US$ 532,000 and US$ 754,000, respectively.

F – 13

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	G.	Contracts in process

The contracts in process are presented at cost, less customer advances, less the portion of the costs expensed in prior periods (concurrent with the applicable revenue based on percentage of completion), and less the entire expected loss on projects, if any.

Cost includes direct costs of materials, labor, subcontractors, and other direct costs.

As of December 31, 2007 (after the sale of Telematics), the Company does not have contracts in process

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

Investments in such companies in which the company no longer has significant influence, are classified as “investments in other companies”. See J. Below.

	J.	Investment in other companies

Non-marketable investments in other companies in which the Company does not have a controlling interest or significant influence are accounted for at cost, net of write down for any permanent decrease n value.

	K.	Derivatives

The Company has a limited involvement with derivatives which do not qualify for hedge accounting under FAS No. 133, or which have not been designated as hedging instruments. Such derivatives are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financing income (expenses), net.

The Company did not use hedging instruments in the reported periods.

	L.	Property and equipment

1.

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

		2.	Rates of depreciation:

%

Operating equipment (mainly 10%-20%)	6.5-33
Office furniture, equipment and computers	7-33
Vehicles	15
Buildings	2.5
Leasehold improvements	Duration of lease which is less or equal to useful life

F – 14

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	M.	Impairment of long-lived assets

The Group’s long-lived assets are reviewed for impairment in accordance with FAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2007, the Company recorded an impairment loss, in an amount of US$0.9 million. (See Notes 7 and 8).

	N.	Deferred income taxes

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

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position, if that position will more likely than not be sustained upon examination, based on the technical merits of the position.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

The initial application of FIN 48 to the Company’s tax positions did not have a material effect on the Company’s Shareholders’ Equity. See also Note 17K.

	O.	Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. According to the provisions of FAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2006 and 2007, the Company has determined that there is no impairment with respect to Goodwill.

Intangible assets are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FAS No. 142, as follows

Years

Technology usage rights and others	10
Licenses and patents	7
Customer base	5
GIS database	10
Brand name	15
Other	3-10

P.	Issuance costs of convertible capital notes

Costs incurred in respect of the issuance of convertible capital notes are deferred and expensed as financing expenses over the contractual life of the capital notes.

Since the original maturity of the Notes has already expired, the entire balance of the issuance cost has been amortized.

F – 15

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	Q.	Liability for employee rights upon retirement

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

Severance expenses for the years ended December 31, 2005, 2006 and 2007, amounted to US$ 604,000, US$ 421,000 and US$ 967,000, respectively.

	R.	Revenue recognition

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

F – 16

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	R.	Revenue recognition (cont.)

		5.	Revenues from certain long-term contracts (cont.):

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

	S.	Warranty costs

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

	T.	Research and development costs

1.

Research and development costs (other than computer software-related expenses) are expensed as incurred. Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

F – 17

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	T.	Research and development costs (cont.)

		2.	Software Development Costs

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

	U.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2005, 2006 and 2007 amounted to US$ 3.7 million, US$ 3.8 million and US$ 6.1 million, respectively.

	V.	Issuance of shares by affiliated companies

Capital gains arising from the issuance of shares by affiliated companies to third parties are carried to income on a current basis. Capital gains arising from the issuance of shares by an affiliated company to the extent that the issuing company is a newly formed company are carried to additional paid in capital.

	W.	Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the year, net of the weighted average number of Company shares held by the Company and its subsidiaries.

In computing diluted earnings per share, basic earnings per share are adjusted to reflect the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method, and the conversion of the convertible capital notes, using the if-converted method. The assumed conversion of such convertible capital notes that have not been converted during the period, was based on the average quoted share prices prior to each balance date (see also Note 18).

	X.	Stock-based compensation

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

F – 18

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	X.	Stock-based compensation (cont.)

According to FAS No. 123, the fair value of stock options granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model. The compensation cost is charged to expense over the vesting period using the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period.

Effective January 1, 2006, the Company adopted the provisions of FAS No. 123R, “Share-Based Payment” (FAS 123R), a revision of FAS No. 123 and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the SEC.

FAS 123R eliminates the use of APB 25 (and related interpretations) and the intrinsic value method of accounting, and requires to recognize, the cost of employee services received in exchange for awards of equity instruments, based on the fair value of those awards at the grant date.

As mentioned above, throughout December 31, 2005, the Company accounted for employees stock-based compensation using the fair value based method of accounting under FAS 123, therefore, the adoption of FAS 123R, did not have a material effect on the Company’s financial position or results of operations.

	Y.	Comprehensive income (loss)

Comprehensive income, presented in shareholders’ equity, includes, in addition to net income translation gains (losses) of non-Israeli currency financial statements of subsidiaries and affiliated companies and translation gains and losses from the translation of the functional currency to the reporting currency.

	Z.	Recently issued accounting pronouncements

FAS 157, “Fair Value Measurements”

In September 2006, the FASB issued FAS 157, “Fair Value Measurements”. This Statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. However, FAS 157 does not require any new fair value measurement.

FAS 157 is effective for fiscal years beginning after November 15, 2007 and should be applied prospectively (with a limited form of retrospective application). On February, 2008, the FASB issued Staff Position (“FSP”) FAS 157-2, which delays the effective date of FAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements. As applicable to the Company, FAS 157 (except as it relates to non-financial assets and liabilities as required under the provisions of FSP FAS 157-2), will be effective as of the year beginning January 1, 2008.

The Company does not expect the adoption of this statement to have a material effect on its consolidated financial statements.

FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement 115”

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement 115” (“FAS 159”). This pronouncement permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS 157. An entity is prohibited from retrospectively applying FAS 159, unless it chooses early adoption of FAS 157 also. The company is currently assessing the impact of FAS 159, if any on its financial position and results of operations.

F – 19

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	Z.	Recently issued accounting pronouncements (cont.)

FAS 141(R), “Business Combinations”

In December 2007, the FASB issued FAS 141(R), “Business Combinations”. This Statement will replace FAS 141, “Business Combinations” (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting (“the purchase method”) for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of FAS 141(R) is prohibited. The Company has not yet evaluated this statement for the impact, if any, that it will have on the financial position and results of operations on the Company.

FAS 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued FAS 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of FAS 160 is prohibited. The Company has not yet determined the impact, if any, that FAS 160 will have on its financial position and results of operations.

Staff Accounting Bulletin 110

In December 2007, the SEC issued Staff Accounting Bulletin 110 (“SAB 110”) regarding the use of a “simplified” method, as discussed in SAB 107 (“SAB 107”), in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS 123 (revised 2004), “Share-Based Payment”. Until December 31, 2007, SAB 107 allowed the use of the simplified method. SAB 110 allows, under certain circumstances, to continue to accept the use of the simplified method beyond December 31, 2007. The Company believes that the adoption of SAB 110 will not have a material impact on its financial position and results of operations.

NOTE 2 –	OTHER CURRENT ASSETS

Composition:

	US dollars

	December 31,
(in thousands)	2007	2006

Prepaid expenses	903	806
Government institutions	2,065	2,571
Deferred taxes	61	633
Advances to suppliers	558	784
Employees	146	63
Accounts receivable in respect of sale of subsidiary (*)	79,844	-
Others	206	58

	83,783	4,915

(*) The entire amount was repaid during January 2008.

F – 20

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3 –	CONTRACTS IN PROCESS, NET

Composition:

	US dollars

	December 31,
(in thousands)	2007	2006

Cost of work	-	8,670
Less – portion expensed in prior periods	-	(7,205)

	-	1,465

Less – advances from customers	-	-

	-	1,465

The contracts were carried out by a subsidiary of the Company which was sold in December 2007. See also Note 1.A.1.d.

NOTE 4 –	INVENTORIES

Composition:

	US dollars

	December 31,
(in thousands)	2007	2006

Finished products	11,954	6,427
Raw materials	1,156	2,847
Work in progress	148	1,627

	13,258	10,901

NOTE 5 –	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

	A.	Investments in affiliated companies

		1.	Icomtrade Ltd. (“Icomtrade”)

The Company holds 50% of the shares of Icomtrade.

The balance of the Company’s investment in Icomtrade as of December 31, 2006 and 2007 was US$ 185,000 and US$ 191,000, respectively. As of December 31, 2006 and 2007, these balances included a loan in the amount of US$ 186,000 and US$ 204,000, respectively.

The loan is linked to the Israeli Consumer Price Index.

		2.	MatysOnBoard Ltd. (“Matys”)

The Company holds 25% of the shares of Matys.

The balance of the Company’s investment in MatysOnBoard Ltd. as of December 31, 2006 and 2007 was US$ 300,000 and US$ 0 respectively. As of December 31, 2006 and 2007, these balances included a loan in the amount of US$ 667,000 and US$ 688,000, respectively.

The loan is linked to the Israeli Consumer Price Index.

F – 21

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 5 –	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

	B.	Investments in other companies

		1.	Locationet Systems Ltd. (“Locationet”)

On December 31, 2006, the Company and a subsidiary held together 21.28% of the shares of Locationet (10.64% were held by each of the companies) and as the group had significant influence, the investment in Locationet was classified and accounted for as an investment in an affiliated company. On December 31, 2007, the Company completed the sale of the subsidiary (see Note1A.1.d.), as a result of which, the Company no longer has significant influence in Locationet and therefore the investment was classified among investment in other companies and accounted for at cost. See Note 1.J.

The balance of the Company’s investment in Locationet as of December 31, 2006 and 2007 was US$396,000 and US$80,000, respectively.

		2.	Korea Location Information & Communications Ltd. (“KLIC”)

The Company purchased 3.73% of the shares of KLIC in March 2007.

The balance of the Company’s investment in Klic as of December 31, 2007 was US$ 1,598,000.

NOTE 6 –	PROPERTY AND EQUIPMENT, NET

	A.	Composition:

	US dollars

	December 31,
(in thousands)	2007		2006

Operating equipment	32,628		25,224
Office furniture, equipment and computers	10,540		7,216
Land	1,091		904
Buildings	3,238		2,683
Vehicles	1,646		1,020
Leasehold improvements	1,629		1,005

	50,772		38,052

Less – accumulated depreciation and amortization	(26,332)		(18,943)

	24,440	(*)	19,109	(*)

	(*)	See Appendix A and B of Statements of Cash Flows, in respect of acquisition and sale of subsidiaries.

B.	During June 2006, a subsidiary purchased an 8 storey office building, with office space of approximately 5,356 sq.m., for the amount of 7.5 million Brazilian Reals (approximately US$ 3.3 million).
C.

In the years ended December 31, 2005, 2006 and 2007, depreciation and amortization expense was
US$ 2.8 million, US$ 3.7 million and US$ 6 million, respectively and additional equipment was purchased in an amount of US$ 3.5 million, US$ 12.1 million and US$ 9.6 million, respectively.

F – 22

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 –	INTANGIBLE ASSETS, NET

	A.	Intangible assets, net, consisted of the following:

	US dollars

(in thousands)	December 31, 2006	2007	December 31, 2007		2007

	Unamortized balance	Original amount	Accumulated amortization		Unamortized balance

Technology usage rights	570	3,662	(3,390)		272
Purchase of licenses and patent registration	1,398	2,514	(1,514	)(**)	1,000
GIS database (*)	-	4,025	(106)		3,919
Customer base (*)	-	1,184	(62)		1,122
Brand name (*)	-	1,222	(22)		1,200
Others (*)	816	5,343	(4,055	)(**)	1,288

	2,784	17,950	(9,149)		8,801

(*) Regarding additions to intangible assets during 2007, see Note 1A.1.c.
(**) See B. below.

Amortization of intangible assets amounted to US$ 526,000, US$ 428,000 and US$ 1,124,000 for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2008 – US$ 1,495,000; 2009 – US$ 1,183,000; 2010 – US$ 1,024,000; 2011 – US$ 852,000; 2012 – US$ 792,000.

B.	During 2007, the Company recorded an amount of US$ 366,000, as an impairment loss with respect to the licenses.

The impairment amount was included in “other expenses (income), net”, and is based on valuation performed by management.

F – 23

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8 –	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007, are as follows:

	US dollars

	Wireless communications products	Location based services	Cellular communications services	Total

	(in thousands)

Balance as of January 1, 2006	900	1,602	298	2,800

Changes during 2006:

Goodwill resulting from acquisitions during the year (*)	-	1,631	-	1,631
Impairment	-	-	(71)	(71)
Translation differences	76	74	26	176

Balance as of December 31, 2006	976	3,307	253	4,536

Changes during 2007:

Goodwill resulting from acquisitions during the year (**)	3,964	1,803	-	5,767
Realization of goodwill in respect of sale of a subsidiary (***)	(479)	-	-	(479)
Impairment (****)	-	(291)	(278)	(569)
Translation differences	96	255	25	376

Balance as of December 31, 2007	4,557	5,074	-	9,631

(*)	See Note 1A.1.b.

(**)	See Note 1A.1.c.

(***)	See Note 1A.1.d.

(****)	See Note B. below.

B.	During 2007, the Company recorded an amount of US$ 569,000, as an impairment loss with respect to goodwill.

The impairment amount was included in “other expenses (income), net”, and is based on valuation performed by management using the income approach.

F – 24

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9 –	CREDIT FROM BANKING INSTITUTIONS

A.	Composition:

	Interest rates as of	US dollars

	December 31,	December 31,
(in thousands)	2007	2007	2006

	%

Revolving credit – in NIS	5.5	318	133
Current maturities of long-term loans (See Note 11)		-	341

		318	474

	B.	Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2007, aggregated to US$ 1.4 million.

	C.	Liens – see Note 12B.

NOTE 10 –	OTHER CURRENT LIABILITIES

Composition:

	US dollars

	December 31,
(in thousands)	2007		2006

Accrued expenses	12,594	(*)	3,890
Employees and institutions in respect thereof	3,044		2,894
Government institutions	17,802	(*)	6,683
Related party	58		57
Advances from customers	-		39
Others	94		10

	33,592		13,573

	(*)	Accrued expenses include US$ 9,732 thousand and Government institutions include US$ 13,734 thousand, as direct expenses and income tax, as a result of the sale of the subsidiary. See also Note 1A.1.d.

NOTE 11 –	LONG-TERM LOANS FROM BANKING INSTITUTIONS

	A.	Composition:

	US dollars

	December 31,
(in thousands)	2007	2006

US dollar-linked	-	337
Unlinked (nominal NIS)	-	4
Less – current maturities	-	(341)

	-	-

B.	Liens – see Note 12B.

F – 25

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12 –	CONTINGENT LIABILITIES, LIENS AND GUARANTEES

	A.	Claims

1.

The Company is involved in litigation with Leonardo L.P., a US-based hedge fund (“Leonardo”), arising from a financial transaction entered into between the Company and Leonardo in February 2000. Pursuant to the terms of this financial transaction, the Company received a cash investment of $12 million in exchange for certain notes that were convertible into ordinary shares of the Company according to a pre-determined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($14.7) per share or an average trading price of the shares of the Company for a defined period prior to conversion. The conversion price was used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price. On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 720,000 of the ordinary shares of the Company. As part of the terms of this financial transaction, and, as required by the rules of the TASE where the ordinary shares of the Company are currently traded, the Company was required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of the ordinary shares of the Company as the number of registered shares that could be issued under the notes. The Company understood the terms of the financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to the Company, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would the Company be required to deliver more than 2,250,000 of its ordinary shares. The Company believes that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of the ordinary shares of the Company. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of the ordinary shares of the Company. The Company believes that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

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

Although there can be no assurances as to the final outcome of this litigation, the Company believes that the maximum liability that it could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that it has otherwise defaulted in the notes, is approximately $9.6 million. In addition, in June, 2006, Leonardo was initially permitted to amend its claim to add an additional cause of action, claiming that on January 29, 2002, the Company also breached the same agreement because Moked Ituran Ltd. distributed some of the Company’s shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of the Company’s shares that they held at the time the Company entered into the financial transaction with Leonardo. Based on such alleged breach, Leonardo is seeking an additional alternative remedy of $9.6 million, plus interest and expenses. The Company successfully appealed the decision allowing Leonardo to amend its claim on legal grounds and such permission was ultimately revoked by the court. Leonardo subsequently filed a request for leave to appeal such decision to the Israeli Supreme Court, which request was denied. Leonardo further requested two more times, and on separate occasions, to amend its claim with relation to the same said alleged breach. Leonardo’s request was denied twice by the district court, and Leonardo requested the Supreme Court once again for leave to appeal the decisions. Leonardo’s second request for leave to appeal the last decisions has not yet been decided. While the Company cannot predict the outcome of this case, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of the Company’s ordinary shares, could result in significant costs to the Company, adversely affecting its results of operations. In addition, the issuance of the Company’s ordinary shares to Leonardo may impact the share price of the Company’s ordinary shares and would dilute its shareholders’ ownership percentage.

2.

On July 8, 2005, a class action was filed against a subsidiary of the Company, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be aired as part of a class action. Such motion was denied by the court and the case is currently at the interrogatories and requests for production of information stage. The plaintiff agreed to limit the class action to Pennsylvania actions only and the maximum potential amount of damages that the Company estimates its subsidiary may be liable for pursuant to the provisions of the Telephone Consumer Protection Act if the plaintiffs prevail is approximately $1.5 million in the aggregate for all class plaintiffs, plus punitive damages and expenses. The Company does not believe that the plaintiffs will prevail and, even if they do prevail, the Company does not believe that the resolution of this claim will have a material effect on revenues, operations or liquidity.

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

1.

As of December 31, 2007, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows: 2008 – US$ 1 million; 2009 – US$ 0.9 million; 2010 – US$ 0.9 million; 2011 – US$ 0.9 million; 2012 and thereafter – US$ 0.9 million.

The leasing fees expensed in each of the years ended December 31, 2005, 2006 and 2007, were US$ 2.3 million, US$ 2.7 million and US$ 2.9 million, respectively.

2.

In January 2008, the Company entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for a price and subject to other conditions as detailed in the agreement. In addition, each of the Company and Telematics undertook toward one another not to compete in each other’s exclusive markets in the area of Teletrac system and technology or similar RF terrestrial location systems and technology. The agreement is for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 month periods, unless non-renewal notice is sent by one of the parties to the other.

Concurrently with the sale of Telematics, the Company and Telematics entered into a revenue sharing agreement, pursuance to which Ituran shall be entitled to a share of the sales revenues of Telematics in the Republic of Korea and in China from sale of end products and base stations to customers in such territories as well as from royalties received from customers of Telematics in such territories relating to the AVL applications. The revenue sharing scheme shall continue for a term of five (5) years from January 2008 and shall be paid on a quarterly basis.

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

The capital notes were convertible into ordinary shares of the Company, par value NIS 0.33 each. During the first 90-day period following the issuance of the capital notes, the conversion rate was NIS 67.3 (US$ 15.9) per share. Subsequently, the conversion rate was set as the lower of an amount of NIS 67.3 (US$ 15.9) per share or an amount equal to the average of the lowest 10 prices of the share during the 60 trading-day period prior to the date of the conversion of the capital notes.

F – 28

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13 –	CAPITAL NOTES (cont.)

	1.	(cont.)

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

The Company elected not to pay the interest in cash. The effect of the accrued interest was reflected in the number of shares issued.

As of the contractual maturity of the notes, the Company does not accrue any interest in respect of the capital notes

	2.	See Note 12(A)(1) for a discussion regarding a pending legal action in connection with the notes.

NOTE 14 –	SHAREHOLDERS’ EQUITY

	A.	Share capital

1. Composition:

December 31,	2007	2007	2006	2006

	Registered	Issued and fully paid	Registered	Issued and fully paid

Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431	60,000,000	23,321,507

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

4.	As of December 31, 2007, 2.1% of the share capital of the Company is held by the Company. As of December 31, 2006, 0.35% of the share capital of the Company was held by the Company and its subsidiary.

5.	Shares held by the Company and its subsidiaries have no voting rights.

6.

On July 17, 2006, the board of the Company authorized the repurchase of ordinary shares up to US$ 10 million. As of December 31, 2006 and 2007, the Company has purchased approximately 60,103 ordinary shares equal to US$ 0.9 million and 431,287 ordinary shares equal to US$ 4.9 million, respetively.

On January 24, 2008, the Company’s board of directors authorized an increase of the amount of the shares to be repurchased by the Company, to repurchase up to an aggregate of US$ 20 million of ordinary shares of the Company. As of the date of this report, the Company repurchased 1,626,620 ordinary shares (of which 512,422 were purchased by its subsidiary, Ituran Cellular Communications Ltd.).

7.	During September 2005, the Company’s board of directors authorized the increase of the registered share capital of the Company to 60,000,000 shares.

F – 29

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14 –	SHAREHOLDERS’ EQUITY (cont.)

	A.	Share capital (cont.)

8.

On September 22, 2005, the Company effected a share split pursuant to which each of its ordinary shares was converted into 3 ordinary shares. Unless otherwise noted, all share and per share amounts for all periods presented have been retroactively restated to give effect to this share split.

	B.	Stock option plans of the Company

1.

On August 23, 2001, the Company’s Board of Directors approved an employee stock option plan (the “2001 Plan”) for the grant, without consideration, of up to 282,244 options, exercisable into 846,732 ordinary shares of NIS 0.33⅓ par value of the Company to certain employees and senior executives of the Company and its subsidiaries. The exercise price of each option is NIS 1. 32,324 options were fully vested on the date of grant and the remaining options under the plan vest over a period of 1-3 years (mainly 3) based on the employment status of each grantee. Any option not exercised within 3 years after the date such option vests will expire. Through December 31, 2007, all options under the 2001 Plan were granted and fully vested and all the options were exercised.

		2.	The following table presents a summary of the status of the option plans as of December 31, 2005, 2006, 2007 and changes during the years ended on those dates:

	Number	Weighted average exercise price(*)	Number	Weighted average exercise price(*)	Number		Weighted average exercise price(*)

Year ended December 31,	2007		2006		2005

Balance outstanding at beginning of year	51,308	NIS 1	128,016	NIS 1	180,035		NIS 1

Exercised	(51,308)	NIS 1	(76,708)	NIS 1	(68,951)		NIS 1
Granted	-	-	-	-	16,932	(**)	-
Expired	-	NIS 1	-	NIS 1	-		NIS 1

Balance outstanding at end of year	-	NIS 1	51,308	NIS 1	128,016		NIS 1

Balance exercisable at end of year	-	NIS 1	51,308	NIS 1	128,016		NIS 1

(*)	Each option was exercisable into 3 shares.

(**)

On July 18, 2005, the relevant institutions of the Company, as required under the Israeli Companies Law, approved the issuance of fully vested options to replace those options that expired, at a per-share exercise price of NIS 1. The compensation expense with respect to such options amounted to US$ 243,000. The options were exercised.

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

The total intrinsic value of options exercised during the year ended December 31, 2007 was US$ 1,845 thousand, based on the Company’s stock closing price on the date of exercise.

F – 30

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14 –	SHAREHOLDERS’ EQUITY (cont.)

	B.	Stock option plans of the Company (cont.)

3.

During December 2000, in return for services rendered in connection with a transaction with a foreign company to raise funds through capital notes, the foreign company was offered 11,111 non-negotiable option warrants, exercisable into 33,333 ordinary shares of the Company, par value NIS 0.33⅓ each, at a price of NIS 51.85 per share (US$ 12.27). The options were fully vested on the date of grant and exercisable at any time after their allotment, but no later than December 31, 2005. The options were exercised during 2005.

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

		4.	The rights of the shares issued upon exercise of the options and warrants are identical to those of the ordinary shares of the Company.

	C.	Retained earnings

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

		3.	Dividends are declared and paid in NIS. Dividends paid to shareholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of payment.

		4.	In April 2005, the Company distributed a dividend of approximately US$ 2.6 million (NIS 11.8 million), on the basis of the results of the Company for the year ended December 31, 2004.

		5.	In April 2006, the Company distributed a dividend of approximately US$ 3.7 million (NIS 17.5 million), on the basis of the results of the Company for the year ended December 31, 2005.

		6.	In April 2007, the Company distributed a dividend in an amount of US$ 4.8 million, on the basis of the results of the Company for the year ended December 31, 2006.

7.

In February 2008, the Company declared a dividend in an amount of US$ 30 million (NIS 108 million), on the basis of the results of the Company for the year ended December 31, 2007. The dividend was paid in April 2008.

		8.	Dividends paid per share in the years ended December 31, 2007, 2006 and 2005 were US$ 0.21, US$ 0.16 and US$ 0.15, respectively.

F – 31

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 –	OTHER EXPENSES (INCOME), NET

	US dollars

	Year ended December 31,
(in thousands)	2007		2006	2005

Capital gain on the sale of a subsidiary	(50,107	)(*)	-	-
Decline in value of goodwill and intangible assets	935	(**)	-	-
Other	34		3	(16)

	(49,138)		3	(16)

(*)	See Note 1.A.1.d.

(**)	See Notes 7 and 8.

NOTE 16 –	FINANCING INCOME, NET

	US dollars

	Year ended December 31,
(in thousands)	2007	2006	2005

Interest expenses in respect of long-term loans	(4)	(98)	(331)
Short-term interest expenses	(286)	(297)	(210)
Gains (losses) on derivative financial instruments	(157)	(229)	79
Gains in respect of marketable securities	452	773	-
Exchange rate differences and others, net	1,222	1,737	1,368

	1,227	1,886	906

NOTE 17 –	TAXES ON INCOME

	A.	Taxes on income included in the statements of income:

	US dollars

	Year ended December 31,
(in thousands)	2007		2006	2005

Income taxes (tax benefit):

Current taxes:
In Israel	17,616	(*)	3,105	2,039
Outside Israel	3,902		3,092	3,065

	21,518		6,197	5,104

Deferred taxes:

In Israel	(450	)(*)	450	115
Outside Israel	(541)		195	186

	(991)		645	301

Taxes in respect of prior years:

In Israel	426		(261)	(332)
Outside Israel	-		-	222

	426		(261)	(110)

	20,953		6,581	5,295

(*)	Including an amount of US$ 13,734 thousand in respect of a capital gain from sale of subsidiary. See Note 1.A.1.d.

F – 32

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 –	TAXES ON INCOME (cont.)

	B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

The Company and its Israeli subsidiaries report income for tax purposes in accordance with the provisions of the Inflationary Adjustments Law, whereby taxable income is measured in NIS, adjusted for changes in the Israeli Consumer Price Index.

Results of operations for tax purposes are measured in terms of earnings in NIS after adjustments for changes in the Israeli Consumer Price Index (“CPI”). Commencing January 1, 2008 this law is void and in its place there are transition provisions, whereby the results of operations for tax purposes are to be measured on a nominal basis.

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

On December 31, 2007, the Company completed the sale of this subsidiary.

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

The Company has received final tax assessments through the 2002 tax year. Two Israeli subsidiaries have received final tax assessments through the 2001 and 2006 tax years, respectively. The other subsidiaries have not been assessed since incorporation.

F – 33

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 –	TAXES ON INCOME (cont.)

	G.	Carryforward tax losses

Carryforward tax losses of an Israeli subsidiary as of December 31, 2007 amount to US$ 0.9 million.

Carryforward tax losses in Israel may be utilized indefinitely.

As of December 31, 2007, the Company’s non-Israeli subsidiaries in Brazil and the United States have available estimated carryforward tax losses of approximately US$ 1.2 million and US$ 14.4 million, respectively.

Regarding the subsidiary in the United States, carryforward tax losses may be utilized until 2021.

	H.	The following is a reconciliation between the theoretical tax on pre-tax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars

	Year ended December 31,
(in thousands)	2007	2006	2005

Pretax income	73,726	26,618	20,828
Statutory tax rate	29%	31%	34%

Tax computed at the ordinary tax rate	21,380	8,252	7,082
Non-deductible expenses	203	201	251
Tax in respect of approved enterprises and translation differences	-	(1,601)	(2,142)
Losses in respect of which no deferred taxes were generated	500	180	-
Utilization of losses of prior years in respect of which no deferred taxes were generated	-	(27)	(1,317)
Deductible financial income (expenses) recorded to additional paid-in capital	(430)	(596)	1,038
Taxes in respect of prior years	(422)	(262)	(110)
Taxes in respect of withholding at the source from royalties	108	200	181
Others	(386)	234	312

	20,953	6,581	5,295

I.	Summary of deferred taxes

Composition:

	US dollars

	Year ended December 31,
(in thousands)	2007	2006

Deferred taxes included in other current assets:

Provision for employee-related obligations	61	136
Other timing differences	-	497

	61	633

Valuation allowance	-	-

	61	633

F – 34

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 –	TAXES ON INCOME (cont.)

	I.	Summary of deferred taxes (cont.)

Composition:

	US dollars

	Year ended December 31,
(in thousands)	2007	2006

Long-term deferred income taxes:

Provision for employee related obligations	588	449
Carryforward tax losses	5,460	5,595
Other timing differences, net	285	(336)

	6,333	5,708

Valuation allowance	(2,198)	(1,412)

	4,135	4,296

J.	Income before income taxes is composed as follows:

	US dollars

	Year ended December 31,
(in thousands)	2007		2006	2005

The Company and its Israeli subsidiaries	65,763	(*)	17,392	10,973
Non-Israeli subsidiaries	7,963		9,226	9,855

	73,726		26,618	20,828

(*) Including US$ 50,107 thousand of a capital gain in respect of the sale of a subsidiary. See Note 1.A.1.d.

K.	Uncertain tax positions

As stated in Note 1N, effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainly in Income Taxes – an interpretation of FAS 109”, which was issued in July 2006. As of the date of adoption, there was no difference in the Company’s tax contingencies under the provisions of FIN 48, since the amount of liability with respect to tax contingencies was fully provided. As a result, there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil. Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

US dollars (in thousands)

Balance at January 1, 2007	3,725
Additions based on tax positions related to the current year	558

Balance at December 31, 2007	4,283

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero, therefore as of December 31, 2007, the liability with respect to uncertain tax positions is presented as short-term liability in the balance sheet.

F – 35

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18 –	EARNINGS PER SHARE

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2004, 2005 and 2006, are as follows:

	US dollars

	Year ended December 31,
(in thousands)	2007	2006	2005

Net income used for the computation of basic earnings per share	51,474	19,259	14,375

The effect of inclusion of the earning of subsidiary based on its diluted earning per share, net	-	-	(217)

Net income used for the computation diluted earning per share	51,474	19,259	14,158

	Number of shares

	Year ended December 31,
(in thousands)	2007	2006	2005

Weighted average number of shares used in the computation of basic income per share	23,315	23,194	19,736

Add:

Additional shares from the assumed exercise of employee stock options, net	98	254	509

Weighted average number of additional shares issued upon the assumed conversion of capital notes	9	9	9

Weighted average number of shares used in the computation of diluted income per share	23,422	23,457	20,254

NOTE 19 –	RELATED PARTIES

A.

The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by the director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company pays US$ 225 thousand and US$ 256 thousand, respectively, per annum.

B.

In February 2003, an agreement was signed between the Company and A. Sheratzky Holdings Ltd., a wholly-owned and controlled company belonging to Mr. Izzy Sheratzky, Chairman of the Company’s Board of Directors. The agreement includes, among other things, the cost of Mr. Izzy Sheratzky’s monthly employment in an amount of NIS 85,500 (US$ 20,800), entertainment expenses, car maintenance expenses, cellular phone, and entitlement to participate in the profits of the Company in an amount equal to 5% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The agreement is for a two-year period, with automatic two-year extensions, unless either of the parties gives 180-day advance notice of its intention to terminate the agreement.

F – 36

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19 –	RELATED PARTIES (cont.)

C.

On September 5, 2002, the Company entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky (the Co-CEO’s of the Company), pursuance to which A. Sheratzky Holdings will provide management services to the Company through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307 (US$ 11,900 and US$ 12,000), respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. In January 2004, changes in the employment terms of the two Co-CEOs of the Company were approved, whereby each would be entitled to an annual bonus equal to 1% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The aggregate amounts paid to A. Sheratzky Holdings in 2005, 2006 and 2007 (including with respect to B. above), were approximately US$ 1,480,000, US$ 2,581,000 and US$ 2,855,000, respectively (all numbers include value added tax).

D.

In March 1998, an agreement was approved with an interested party, Prof. Yehuda Kahane, for financial consulting, whereby the Company would pay the consultant monthly consulting fees of NIS 4,000 (US$ 900), linked to the Israeli Consumer Price Index in respect of January 1998. In May 2003, the Company approved an increase in the consideration paid, to a total cost of NIS 15,000 (US$ 3,370) a month, linked to the Israeli Consumer Price Index. The aggregate amount paid to Professor Kahane in each of the years 2006 and 2005 was approximately US$ 47,000 and US$ 50,800 in 2007.

E.

On January 23, 2007, the Company’s subsidiary, E-Com Global Electronic Commerce Ltd. signed an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that company, in consideration of monthly payments in the amount of NIS 25,000 or US$ 5,610, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In his position, Mr. Sheratzky will report to the CEO. The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax (up to a maximum amount of 1% of that company’s profits before tax), based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

NOTE 20 –	SEGMENT REPORTING

	A.	General information:

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

F – 37

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20 –	SEGMENT REPORTING (cont.)

	B.	Information about reported segment profit or loss and assets:

	US dollars

(in thousands)	Location- based services	Wireless communications products		Other	Total

Year ended December 31, 2005

Revenues	44,128	43,806		2,192	90,126
Operating income	13,024	6,666		232	19,922
Assets	124	19,406		189	19,719
Goodwill	1,602	900		298	2,800
Expenditures for assets	-	714		-	714
Depreciation and amortization	-	200		53	253

Year ended December 31, 2006

Revenues	54,048	50,004		-	104,052
Operating income	16,648	8,084		-	24,732
Assets	418	33,835		88	34,341
Goodwill	1,675	2,607		254	4,536
Expenditures for assets	-	2,459		-	2,459
Depreciation and amortization	-	357		-	357

Year ended December 31, 2007

Revenues	64,634	60,204		-	124,838
Operating income	16,227	56,272	(*)	-	72,499
Assets	743	7,048		98	7,889	(*)
Goodwill	4,273	5,358		-	9,631	(*)
Expenditures for assets	2,251	631		-	2,882
Depreciation and amortization	57	500		-	557

	(*)	Including an amount of US$ 50,107 thousand in respect of a capital gain on the sale of a subsidiary. See Note 1.A.1.d.

C.	Information about reported segment profit or loss and assets:

	-	The evaluation of performance is based on income from operations of each of the reportable segments.

	-	Accounting policies of the segments are the same as those described in the accounting policies applied in the financial statements.

	-	Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

-

Financing expenses, net, other expenses, net, taxes on income, minority interests and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

F – 38

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20 –	SEGMENT REPORTING (cont.)

	D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars

	Year ended December 31,
(in thousands)	2007		2006		2005

Total revenues of reportable segment and consolidated revenues	124,838		104,052		90,126

Operating income

Total operating income for reportable segments	72,499		24,732		19,922

Unallocated amounts:

Financing income (expenses), net	1,227		1,886		906

Consolidated income before taxes on income taxes and extraordinary items	73,726		26,618		20,828

Assets

Total assets for reportable segments	17,520	(*)	38,877	(*)	22,519	(*)

Other unallocated amounts:

Current assets	156,340		79,501		75,565
Investments in affiliated companies	1,869		881		872
Property and equipment, net	24,152		17,162		8,885
Other assets	8,449		2,423		2,873
Other unallocated amounts	8,229		5,995		5,770

Consolidated total assets (at year end)	216,559		144,839		116,484

Other significant items

Total expenditures for assets of reportable segments	2,628		2,459		714
Unallocated amounts	19,409		11,567		3,129

Consolidated total expenditures for assets	22,041	(**)	14,026	(**)	3,843	(**)

Total depreciation and amortization for reportable segments	557		357		253
Unallocated amounts	7,523		3,851		3,088

Consolidated total depreciation and amortization	8,080		4,208		3,341

(*)	Including goodwill.

(**)	Including long-lived assets allocated to segments acquired through acquisition of subsidiaries.

F – 39

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20 –	SEGMENT REPORTING (cont.)

	E.	Geographic information

	Revenues

	December 31,
(in thousands)	2007	2006	2005

Israel	57,283	39,587	40,622
United States	19,825	19,914	13,686
Brazil	33,125	25,821	21,015
Argentina	10,206	9,852	9,063
China and Korea	4,399	8,878	5,740

Total	124,838	104,052	90,126

	Property and equipment, net

	December 31,
(in thousands)	2007	2006	2005

Israel	4,804	4,658	3,630
United States	128	353	687
Brazil	15,008	11,035	2,993
Argentina	4,500	3,063	2,594

Total	24,440	19,109	9,904

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2005, 2006 and 2007, sales to a certain single customer amounted to 9.26%, 12.7% and 10.8%, respectively, of the total revenues. Apart from this customer, there were no sales exceeding 10% of total revenues during the reported periods.

NOTE 21 –	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

	A.	Concentrations of credit risks

Most of the Group’s cash and cash equivalents and short-term investments (including investments in marketable securities), as of December 31, 2006 and 2007, were deposited with major Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

Most of the Group’s sales are made in Israel, South America and the United States, to a large number of customers, mainly to insurance companies. Accordingly, the Group’s trade receivables do not represent a substantial concentration of credit risk.

One of the subsidiaries of the Company performed under long-term contracts with several unrelated parties. At the time of initiation, the subsidiary checks the credit worthiness of the party to each contract, but generally does not require collateral. However, in certain circumstances, the Company or the subsidiary may require a letter of credit, other collateral, or additional guarantees of advance payment.

On December 31, 2007, the Company sold this subsidiary. See Note 1.A.1.d.

F – 40

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 21 –	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

	B.	Fair value of financial instruments

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, investment in marketable securities, accounts receivable, accounts payable and other current liabilities) approximates their carrying value, due to the short-term maturity of such instruments.

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

As of December 31, 2007 and 2006, the Company was not party to foreign currency derivatives that were designated and accounted as hedging instruments under FAS No. 133.

NOTE 22 –	SUBSEQUENTEVENTS AFTER BALANCE SHEET DATE

See Note 12.D.2.

F – 41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

Iturán Argentina S.A.

We have audited the balance sheets of Iturán Argentina S.A. (the “Company”) as of December 31, 2007 and 2006 and the related statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006 and the results of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Buenos Aires, Argentina	Gustavo R. Chesta (Partner)
February 8, 2008

Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Teleran Holding Ltda. – Brazilian entity

We have audited the consolidated balance sheets of Teleran Holding Ltda. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Brazilian generally accepted auditing standards, which are substantially equivalent to those established by the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

São Paulo, Brazil

José André Viola Ferreira
June 27, 2008

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD.
(Registrant)

By: /s/ Eyal Sheratzky	/s/ Nir Sheratzky

Eyal Sheratzky	Nir Sheratzky
Co-Chief Executive Officer

Dated: June 30, 2008