Form 20-F/A
period 2007-12-31
Ituran Location & Control Ltd.
filed 2008-07-07
CIK 1337117

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

Yes ☐     No ☒

The Registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 with the Securities and Exchange Commission on June 30, 2008.

This Amendment No. 1 to the Form 20-F (the “Amendment”) is filed to replace independent auditor’s report of Terco, member of Grant Thornton, as filed under Item 15T of our Annual Report under the caption “Attestation Report of the Registered Public Accounting Firm” with the following report, noting the following changes in such attestation report:

    a)        a change in the definition of “Material Weakness”

    b)        an addition of a paragraph making reference to the auditing of the consolidated financial statements of Teleran Holding Ltda.

In addition, the report of independent registered public accounting firm of Terco, member of Grant Thornton, as attached to our audited consolidated annual financial statements is replaced with the report attached hereto as Exhibit A, where a paragraph was added making reference to the attestation report by such auditors included in Item 15T of the Annual Report as amended below.

15T.

(c) Attestation Report of the Registered Public Accounting Firm

Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Teleran Holding Ltda. – Brazilian entity

We have audited Teleran Holding Ltda. Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Teleran Holding Ltda. Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the management’s report on internal control over Financial Reporting . Our responsibility is to express an opinion on W Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses has been identified and included in management’s assessment:

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

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the balance sheet as of December 31, 2007, and the related statements of income, changes in shareholders’ equity and cash flow as of and for the year ended December 31, 2007 of the Company, and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the Brazilian generally accepted auditing standards, which are substantially equivalent to those established by the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements of the Teleran Holding Ltda. for the year ended December 31, 2007.

São Paulo, Brazil	Jose Andre Viola Ferreira

June 27,2008

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky —————————————— Eyal Sheratzky Co-Chief Executive Officer

Dated: July 7, 2008