Form 20-F/A
period 2007-12-31
Ituran Location & Control Ltd.
filed 2009-05-07
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file no. 001-32618

ITURAN LOCATION AND CONTROL LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

3 Hashikma Street, Azour, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, par value NIS 0.33 1/3 per	Nasdaq National Market
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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated filer ☐

        Indicate by check mark which basis of accounting the registrant had used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The Registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 with the Securities and Exchange Commission on June 30, 2008. In addition, the Registrant filed its Amendment No. 1 on Form 20-F/A for the fiscal year ended December 31, 2007 with the Securities and Exchange Commission on July 7, 2008

This Amendment No. 2 to the Form 20-F (the “Amendment”) is filed to include revised reports of independent registered public accounting firm of Terco Grant Thornton, clarifying that:

a)	the financial statements of Teleran Holdings have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States);

b)	that it opines on the years 2006 and 2007 only.

In addition, the report of independent registered public accounting firm of Fahn Kanne & Co., as attached to our audited consolidated annual financial statements is replaced with a revised report, where the phrase “auditing standards of the Public Company Accounting Oversight Board (United States)" was replaced with the phrase “standards of the Public Company Accounting Oversight Board (United States)".

In addition, the reports of independent registered public accounting firm of Terco, member of Grant Thornton, and the reports of independent registered public accounting firm of Mazars, as attached to our audited consolidated annual financial statements and as appearing in Item 15 are replaced with revised reports, where the name of the firms were included directly below the auditor’s signatures.

Therefore, this Amendment No. 2 consists of a cover page, this explanatory note, a revised Item 15 and Item 18, a certification page and a signature page.

This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and 20-F/A (amendment no. 1) and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2007, as amended by amendment no. 1 and this Amendment, continues to speak as of the initial filing date of the Form 20-F.

ITEM 15.	CONTROLS AND PROCEDURES

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

        Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is not effective due to several material weaknesses.

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

Remediation Steps to Address Material Weaknesses

        The Company’s executive, regional and financial management are committed to achieving and maintaining a strong control environment and an overall tone within the organization. In addition, management remains committed to the process of developing and implementing improved corporate governance and compliance initiatives. Our current management team has been actively working on remediation efforts to address the material weaknesses, as well as other identified areas of risk as follows:

—	We have recruited additional personnel in the accounting department in Ituran Brazil in order to address the lack of segregation of duties in our prior structure. This new position will play a critical role in ensuring the integrity of financial information reported.

—	The Company is taking, or plan to take in the near future, the following additional actions:

o	Conducting reviews of accounting processes to incorporate technology improvements to strengthen the design and operation of controls;

o	Improving quality control reviews within the accounting function to ensure account analyses and reconciliations are completed accurately, timely, and with proper management review;

o	Formalizing and expanding the documentation of the Company’s procedures for review and oversight of financial reporting.

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

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

We have audited Ituran Location and Control Ltd. (the “Company”) and its subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit internal control over financial reporting of Teleran Holding Ltda. (Teleran) and Ituran Argentina S.A. (Ituran Argentina), subsidiaries of the Company, whose financial statements reflect total assets and revenues constituting 18% and 33%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007. Teleran and Ituran Argentina internal control over financial reporting were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Teleran and Ituran Argentina internal control over financial reporting in relation to the Company taken as a whole, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of other auditors, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by COSO.

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
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

Introductory Paragraph:

We have audited management’s assessment, included in the accompanying (Management’s Report on Internal Control), that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Ituran Argentina S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

Opinion Paragraph:

In our opinion, management’s assessment that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2007, is fairly stated, in all material respects, based on criteria established in “Internal Control -Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also, in our opinion, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Explanatory Paragraph:

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ituran Argentina S.A. as of December 31, 2007 and 2006, and the related statements of income stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007, and our report dated February 8, 2008, expressed an unqualified opinion on those financial statements.

Signed by:

Gustavo R. Chesta (Partner) Estudio Urien & Asociados Mazars - Argentina February 8, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Teleran Holding Ltda. – Brazilian entity

We have audited Teleran Holding Ltda.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Teleran Holding Ltda.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the management’s report on internal control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Teleran Holding Ltda. as of and for the year ended December 31, 2007.

The material weaknesses identified above were considered in determining the nature, timing, and extent of audit tests applied in our audit the financial statements of the Company as of and for the year ended December 31, 2007, and this report does not affect our report dated June 27, 2008, on such financial statements, which expressed an unqualified opinion.

São Paulo, Brazil

June 27, 2008

Auditores Independentes
José André Viola Ferreira

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Changes in Shareholders' Equity	F-6-F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-11-F-42

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2007

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF	Fahn Kanne & Co. Head Office
ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
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

We did not audit the 2007 and 2006 financial statements of two subsidiaries, whose assets included in the consolidation constituted approximately 18% and 20% of total consolidated assets as of December 31, 2007 and 2006, respectively, and whose revenues included in the consolidation constituted approximately 33% and 32% of total consolidated revenues for the years ended December 31, 2007 and 2006 respectively. The financial statements of these subsidiaries were audited by other independent auditors, whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included in respect of these companies, is based solely on the reports of the other independent auditors.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 30, 2008 expressed an adverse opinion thereon.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel June 30, 2008

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
(in thousands)	December 31,
	2007	2006

Current assets
Cash and cash equivalents	28,669	43,812
Investments in marketable securities	9,558	16,034
Accounts receivable (net of allowance for doubtful accounts)	27,578	29,709
Other current assets (Note 2)	83,783	4,915
Contracts in process, net (Note 3)	-	1,465
Inventories (Note 4)	13,258	10,901

	162,846	106,836

Long-term investments and debit balances
Investments in affiliated companies (Note 5A)	191	881
Investments in other companies (Note 5B)	1,678	-
Accounts receivable	49	123
Loan to former employee	560	-
Deposit	-	1,457
Deferred income taxes (Note 17)	5,850	5,112
Funds in respect of employee rights upon retirement	2,513	4,001

	10,841	11,574

Property and equipment, net (Note 6)	24,440	19,109

Intangible assets, net (Note 7)	8,801	2,784

Goodwill (Note 8)	9,631	4,536

Total assets	216,559	144,839

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
(in thousands, except share data)	December 31,
	2007	2006

Current liabilities
Credit from banking institutions (Note 9)	318	474
Accounts payable	12,703	14,956
Deferred revenues	5,801	4,399
Other current liabilities (Note 10)	33,592	13,573

	52,414	33,402

Long-term liabilities
Liability for employee rights upon retirement	4,085	5,278
Deferred income taxes (Note 17)	1,715	816

	5,800	6,094

Contingent liabilities, liens and guarantees (Note 12)

Minority interests	2,860	2,578

Capital Notes (Note 13)	5,894	5,894

Shareholders' equity (Note 14)
Share capital - ordinary shares of NIS 0.33 1/3 par value:	1,983	1,971
Authorized - December 31, 2006 and 2007 - 60,000,000 shares
Issued and outstanding - December 31, 2006 - 23,321,507 shares, December 31, 2007
- 23,475,431 shares
Additional paid-in capital	73,554	73,554
Accumulated other comprehensive income (loss)	13,715	3,003
Cost of Company shares held by the Company and its subsidiary - December 31, 2006 and
2007 - 80,839 shares and 491,390 shares, respectively	(5,900)	(1,261)
Retained earning	66,239	19,604

Total shareholders' equity	149,591	96,871

Total liabilities and shareholders' equity	216,559	144,839

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
(in thousands except per share data)	Year ended December 31,
	2007	2006	2005

Revenues:

Location-based services	64,634	54,048	44,128
Wireless communications products	60,204	50,004	43,806
Others	-	-	2,192

	124,838	104,052	90,126

Cost of revenues:
Location-based services	23,630	18,419	14,987
Wireless communications products	44,009	35,434	30,956
Other	-	-	1,643

	67,639	53,853	47,586

Gross profit	57,199	50,199	42,540
Research and development expenses	2,991	2,682	2,799
Selling and marketing expenses	8,218	5,123	4,876
General and administrative expenses	22,629	17,659	14,959
Other expenses (income), net (Note 15)	(49,138)	3	(16)

Operating income	72,499	24,732	19,922
Financing income , net (Note 16)	1,227	1,886	906

Income before taxes on income	73,726	26,618	20,828
Taxes on income (Note 17)	(20,953)	(6,581)	(5,295)

	52,773	20,037	15,533
Share in losses of affiliated companies, net	(516)	(213)	(355)
Minority interests in income of subsidiaries	(783)	(565)	(803)

Net income	51,474	19,259	14,375

Earnings per share (Note 18):
Basic	2.21	0.83	0.73

Diluted	2.20	0.82	0.71

Weighted average number of shares outstanding (in thousands):
Basic	23,315	23,194	19,736

Diluted	23,422	23,457	20,254

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	(in thousands)
	Ordinary shares		Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Cost of Company shares held by the Company and its subsidiaries	Total
	Number of shares	Share capital amount

US dollars
Balance as of January 1, 2005	18,595	1,626	23,876	(2,487)	(7,630)	(384)	15,001
Changes during 2005:
Net income	-	-	-	-	14,375	-	14,375
Losses on the translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	(922)	-	-	(922)

Total comprehensive income							13,453
Modification of terms of fully vested employee stock options	-	-	243	-	-	-	243
Issuance of share capital, net	4,464	325	49,064	-	-	-	49,389
Exercise of warrants	33	2	371	-	-	-	373
Dividend paid	-	-	-	-	(2,697)	-	(2,697)

Balance as of December 31, 2005	23,092	1,953	73,554	(3,409)	4,048	(384)	75,762

Balance as of January 1, 2006	23,092	1,953	73,554	(3,409)	4,048	(384)	75,762
Changes during 2006:
Net income	-	-	-	-	19,259	-	19,259
Gain on translation of non-Israeli currency financial statements ofsubsidiaries and on translation of the functional currency to the reporting currency	-	-	-	6,412	-	-	6,412

Total comprehensive income							25,671
Exercise of options	230	18	-	-	-	-	18
Purchase of Company shares by the Company	-	-	-	-	-	(877)	(877)
Dividend paid	-	-	-	-	(3,703)	-	(3,703)

Balance as of December 31, 2006	23,322	1,971	73,554	3,003	19,604	(1,261)	96,871

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (cont.)

	(in thousands)
	Ordinary shares		Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Cost of Company shares held by the Company and its subsidiaries	Total
	Number of shares	Share capital amount

US dollars
Balance as of January 1, 2007	23,322	1,971	73,554	3,003	19,604	(1,261)	96,871
Changes during 2007:
Net income	-	-	-	-	51,474	-	51,474
Gains on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	10,712	-	-	10,712

Total comprehensive income							62,186
Exercise of options	154	12	-	-	-	-	12
Purchase of Company shares by the Company	-	-	-	-	-	(4,873)	(4,873)
Cost of Company shares held by subsidiary that has been sold (see Note 1.A.1.d.)	-	-	-	-	-	234	234
Dividend paid	-	-	-	-	(4,839)	-	(4,839)

Balance as of December 31, 2007	23,476	1,983	73,554	13,715	66,239	(5,900)	149,591

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
(in thousands)	Year ended December 31,
	2007	2006	2005

Cash flows from operating activities
Net income for the year	51,474	19,259	14,375
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	8,080	4,205	3,341
Exchange differences on principal of deposit and loans, net	(78)	(50)	104
Gains in respect of marketable securities	(437)	(200)	-
Gain from sale of subsidiary , net (Appendix A)	(36,373)	-	-
Increase (decrease) in liability for employee rights upon retirement	1,293	(187)	521
Share in losses of affiliated companies, net	516	213	355
Deferred income taxes	991	644	301
Stock-based compensation	-	-	243
Capital gains on sale of property and equipment, net	(5)	(35)	(16)
Minority interests in income of subsidiaries, net	783	565	803
Increase in accounts receivable	(8,556)	(3,668)	(4,912)
Decrease (increase) in other current assets	724	(1,630)	(1,028)
Increase in inventories and contracts in process, net	(3,645)	(4,435)	(269)
Increase in accounts payable	1,799	2,686	460
Increase (decrease) in deferred revenues	(32)	(1)	321
Increase (decrease) in other current liabilities	(3,773)	888	3,159

Net cash provided by operating activities	12,761	18,254	17,758

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement,
net of withdrawals	(678)	(412)	(288)
Capital expenditures	(9,641)	(12,106)	(3,540)
Acquisition of subsidiary (appendix A)	(8,549)	(2,243)	-
Proceeds from sale of property and equipment	195	53	133
Purchase of intangible assets and minority interest	(64)	(58)	(746)
Investment in affiliated company	(1,447)	-	-
Investments in marketable securities	(5,488)	(55,863)	-
Sale of marketable securities	13,982	40,848	-
Loan granted to affiliated company	-	(138)	(452)
Acquisition of additional interest in a subsidiary	-	(21)	-
Loan granted to former employee	(560)	-	-
Subsidiary no longer consolidated (Appendix B )	(6,938)	-	-

Net cash used in investment activities	(19,188)	(29,940)	(4,893)

Cash flows from financing activities
Short-term credit from banking institutions, net	160	(237)	181
Repayment of long-term loans	(3,500)	(3,191)	(6,290)
Dividend paid	(4,839)	(3,703)	(2,697)
Proceeds from exercise of options by employees	12	18	15
Proceeds from exercise of warrants	-	-	373
Issuance of share capital, net	-	-	49,673
Dividend paid to minority interest of a subsidiary	-	(172)	-
Purchase of Company's shares	(4,873)	(877)	-

Net cash provided by (used in) financing activities	(13,040)	(8,162)	41,255

Effect of exchange rate changes on cash and cash equivalents	4,324	5,231	(295)

Net increase (decrease) in cash and cash equivalents	(15,143)	(14,617)	53,825
Balance of cash and cash equivalents at beginning of year	43,812	58,429	4,604

Balance of cash and cash equivalents at end of year	28,669	43,812	58,429

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Acquisitions of subsidiaries

	US dollars
	Year ended December 31,
(in thousands)	2007	2006

Working capital (excluding cash and cash equivalents), net	1,280	2,015

Deferred income taxes	(1,583)	54

Funds in respect of employee rights upon retirement	408	366

Property and equipment , net	397	231

Intangible assets, net	6,719	-

Goodwill	5,220	1,631

Liability for employee rights upon retirement	(729)	(559)

Long term loan	(3,163)	-

Minority interest	-	(1,495)

	8,549	2,243

Appendix B– Company no longer consolidated

	US dollars
	Year ended December 31,
(in thousands)	2007	2006

Working capital (excluding cash and cash equivalents and inventory), net	50,031	-

Inventory (including contracts in process )	(4,408)	-

Funds in respect of employee rights upon retirement	(2,968)	-

Deposit	(1,680)	-

Investment in affiliated company	(144)	-

Deferred income taxes	(347)	-

Property and equipment , net	(1,254)	-

Goodwill	(479)	-

Liability for employee rights upon retirement	3,803	-

Minority interest	757	-

Gain from sale of subsidiary (*)	(36,373)	-

	6,938	-

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

The following table presents data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one US dollar	Israeli CPI(*)
At December 31,

2007	NIS 3.846	120.90 points
2006	NIS 4.225	116.92 points
2005	NIS 4.603	117.04 points

Increase (decrease) during the year:

2007	(8.97)%	3.4%
2006	(8.21)%	(0.1)%
2005	6.85%	2.38%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 1998 average = 100.

3.	Accounting principles

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

Inventories are stated at the lower of cost or market. Cost is determined as follows: raw materials and finished products – mainly on the basis of average cost; work in progress –on the basis of direct production costs including materials, labor and subcontractors.

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

The Group’s long-lived assets are reviewed for impairment in accordance with FAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2007, the Company recorded an impairment loss, in an amount of US$ 0.9 million. (See Notes 7 and 8).

N.	Deferred income taxes

The Group accounts for income taxes in accordance with FAS No. 109, Accounting for Income Taxes . According to FAS No. 109, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements the impact of a tax position, if that position will more likely than not be sustained upon examination, based on the technical merits of the position.

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

FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement 115"

In February 2007, the FASB issued FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement 115” (“FAS 159”). This pronouncement permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. FAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of FAS 157. An entity is prohibited from retrospectively applying FAS 159, unless it chooses early adoption of FAS 157 also. The company is currently assessing the impact of FAS 159 , if any on its financial position and results of operations.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont)

Z.	Recently issued accounting pronouncements (cont.)

FAS 141(R), “Business Combinations”

In December 2007, the FASB issued FAS 141(R), “Business Combinations”. This Statement will replace FAS 141, “Business Combinations”(“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting (“the purchase method”) for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

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

NOTE 2	–	OTHER CURRENT ASSETS

Composition:

	US dollars
	December 31,
(in thousands)	2007	2006

Prepaid expenses	903	806
Government institutions	2,065	2,571
Deferred taxes	61	633
Advances to suppliers	558	784
Employees	146	63
Accounts receivable in respect of sale of subsidiary (*)	79,844	-
Others	206	58

	83,783	4,915

(*)	The entire amount was repaid during January 2008.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3	–	CONTRACTS IN PROCESS, NET

Composition:

	US dollars
	December 31,
(in thousands)	2007	2006

Cost of work	-	8,670
Less - portion expensed in prior periods	-	(7,205)

	-	1,465
Less - advances from customers	-	-

	-	1,465

The contracts were carried out by a subsidiary of the Company which was sold in December 2007. See also Note 1.A.1.d.

NOTE 4	–	INVENTORIES

Composition:

	US dollars
	December 31,
(in thousands)	2007	2006

Finished products	11,954	6,427
Raw materials	1,156	2,847
Work in progress	148	1,627

	13,258	10,901

NOTE 5	–	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investments in affiliated companies

1.	Icomtrade Ltd. (“Icomtrade”)

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

The balance of the Company’s investment in Locationet as of December31, 2006 and 2007 was US$396,000 and US$80,000, respectively.

2.	Korea Location Information & Communications Ltd. (“KLIC”)

The Company purchased 3.73% of the shares of KLIC in March 2007.

The balance of the Company’s investment in Klic as of December 31, 2007 was US$ 1,598,000.

NOTE 6	–	PROPERTY AND EQUIPMENT, NET

A.	Composition:

	US dollars
	December 31,
(in thousands)	2007		2006

Operating equipment	32,628		25,224
Office furniture, equipment and computers	10,540		7,216
Land	1,091		904
Buildings	3,238		2,683
Vehicles	1,646		1,020
Leasehold improvements	1,629		1,005

	50,772		38,052
Less - accumulated depreciation and amortization	(26,332)		(18,943)

	24,440	(*)	19,109	(*)

(*)	See Appendix A and B of Statements of Cash Flows, in respect of acquisition and sale of subsidiaries.

B.	During June 2006, a subsidiary purchased an 8 storey office building, with office space of approximately 5,356 sq.m., for the amount of 7.5 million Brazilian Reals (approximately US$ 3.3 million).

C.	In the years ended December 31, 2005, 2006 and 2007, depreciation and amortization expense was US$ 2.8 million, US$ 3.7 million and US$ 6 million, respectively and additional equipment was purchased in an amount of US$ 3.5 million, US$ 12.1 million and US$ 9.6 million, respectively.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	–	INTANGIBLE ASSETS, NET

A.	Intangible assets, net, consisted of the following:

	US dollars
(in thousands)	December 31, 2006	2007	December 31, 2007		2007
	Unamortized balance	Original amount	Accumulated amortization		Unamortized balance

Technology usage rights	570	3,662	(3,390)		272
Purchase of licenses and patent registration	1,398	2,514	(1,514	)(**)	1,000
GIS database (*)	-	4,025	(106)		3,919
Customer base (*)	-	1,184	(62)		1,122
Brand name (*)	-	1,222	(22)		1,200
Others (*)	816	5,343	(4,055	)(**)	1,288

	2,784	17,950	(9,149)		8,801

(*)	Regarding additions to intangible assets during 2007, see Note 1A.1.c.

(**)	See B. below.

Amortization of intangible assets amounted to US$ 526,000, US$ 428,000 and US$ 1,124,000 for the years ended December 31, 2005, 2006 and 2007, respectively. As of December 31, 2007, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2008 – US$ 1,495,000; 2009 –US$ 1,183,000; 2010 – US$ 1,024,000; 2011 – US$ 852,000; 2012 – US$ 792,000.

B.	During 2007, the Company recorded an amount of US$ 366,000, as an impairment loss with respect to the licenses.

The impairment amount was included in “other expenses (income), net”, and is based on valuation performed by management.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	–	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007, are as follows:

	US dollars
	Wireless communications products	Location based services	Cellular communications services	Total
	(in thousands)

Balance as of January 1, 2006	900	1,602	298	2,800
Changes during 2006:
Goodwill resulting from
acquisitions during the year (*)	-	1,631	-	1,631
Impairment	-	-	(71)	(71)
Translation differences	76	74	26	176

Balance as of December 31, 2006	976	3,307	253	4,536

Changes during 2007:
Goodwill resulting from
acquisitions during the year (**)	3,964	1,803	-	5,767
Realization of goodwill in respect
of sale of a subsidiary (***)	(479)	-	-	(479)
Impairment (****)	-	(291)	(278)	(569)
Translation differences	96	255	25	376

Balance as of December 31, 2007	4,557	5,074	-	9,631

(*)	See Note 1A.1.b.
(**)	See Note 1A.1.c.
(***)	See Note 1A.1.d.
(****)	See Note B. below.

B.	During 2007, the Company recorded an amount of US$ 569,000, as an impairment loss with respect to goodwill.

The impairment amount was included in “other expenses (income), net”, and is based on valuation performed by management using the income approach.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	–	CREDIT FROM BANKING INSTITUTIONS

A.	Composition:

	Interest rates as of	US dollars
	December 31,	December 31,
(in thousands)	2007	2007	2006
	%

Revolving credit - in NIS	5.5	318	133
Current maturities of long-term loans (See Note 11)		-	341

		318	474

B.	Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2007, aggregated to US$ 1.4 million.

C.	Liens – see Note 12B.

NOTE 10	–	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2007		2006

Accrued expenses	12,594	(*)	3,890
Employees and institutions in respect thereof	3,044		2,894
Government institutions	17,802	(*)	6,683
Related party	58		57
Advances from customers	-		39
Others	94		10

	33,592		13,573

(*)	Accrued expenses include US$ 9,732 thousand and Government institutions include US$ 13,734 thousand, as direct expenses and income tax, as a result of the sale of the subsidiary. See also Note 1A.1.d.

NOTE 11	–	LONG-TERM LOANS FROM BANKING INSTITUTIONS

A.	Composition:

	US dollars
	December 31,
(in thousands)	2007	2006

US dollar-linked	-	337
Unlinked (nominal NIS)	-	4
Less - current maturities	-	(341)

	-	-

B.	Liens – see Note 12B.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	–	CONTINGENT LIABILITIES, LIENS AND GUARANTEES

A.	Claims

1.	The Company is involved in litigation with Leonardo L.P., a US-based hedge fund (“Leonardo”), arising from a financial transaction entered into between the Company and Leonardo in February 2000. Pursuant to the terms of this financial transaction, the Company received a cash investment of $12 million in exchange for certain notes that were convertible into ordinary shares of the Company according to a pre-determined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($14.7) per share or an average trading price of the shares of the Company for a defined period prior to conversion. The conversion price was used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price. On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 720,000 of the ordinary shares of the Company. As part of the terms of this financial transaction, and, as required by the rules of the TASE where the ordinary shares of the Company are currently traded, the Company was required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of the ordinary shares of the Company as the number of registered shares that could be issued under the notes. The Company understood the terms of the financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to the Company, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would the Company be required to deliver more than 2,250,000 of its ordinary shares. The Company believes that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of the ordinary shares of the Company. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of the ordinary shares of the Company. The Company believes that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

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

The Company elected not to pay the interest in cash. The effect of the accrued interest was reflected in the number of shares issued.

As of the contractual maturity of the notes, the Company does not accrue any interest in respect of the capital notes

2.	See Note 12(A)(1) for a discussion regarding a pending legal action in connection with the notes.

NOTE 14	–	SHAREHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31,	2007	2007	2006	2006
	Registered	Issued and fully paid	Registered	Issued and fully paid

Ordinary shares of NIS 0.33 1/3 each	60,000,000	23,475,431	60,000,000	23,321,507

2.	Since May 1998, the Company has been trading its shares on the Tel-Aviv Stock Exchange (“TASE”). On September 2005, the Company registered its Ordinary shares for trade in the United States. On that day, the Company issued 4,256,000 shares for an aggregate price of US$ 55.3 million before issuance expenses (including 416,000 shares which were sold to the underwriters).

3.	The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

4.	As of December 31, 2007, 2.1% of the share capital of the Company is held by the Company. As of December 31, 2006, 0.35% of the share capital of the Company was held by the Company and its subsidiary.

5.	Shares held by the Company and its subsidiaries have no voting rights.

6.	On July 17, 2006, the board of the Company authorized the repurchase of ordinary shares up to US$ 10 million. As of December 31, 2006 and 2007, the Company has purchased approximately 60,103 ordinary shares equal to US$ 0.9 million and 431,287 ordinary shares equal to US$ 4.9 million, respetively.

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

As stated in Note 1N, effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainly in Income Taxes – an interpretation of FAS 109", which was issued in July 2006. As of the date of adoption, there was no difference in the Company’s tax contingencies under the provisions of FIN 48, since the amount of liability with respect to tax contingencies was fully provided. As a result, there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

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

The Company provides location-based services in Israel, Brazil, Argentina and the United States.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	–	SEGMENT REPORTING (cont.)

A.	General information (cont.):

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

NOTE 22	–	SUBSEQUENT EVENTS AFTER BALANCE SHEET DATE

See Note 12.D.2.

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

Gustavo R. Chesta (Partner)
Estudio Urien & Asociados
Mazars – Argentina
February 8, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        Board of Directors and Shareholders

        Ituran Argentina S.A.

        Introductory Paragraph:

        We have audited management’s assessment, included in the accompanying (Management’s Report on Internal Control), that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Ituran Argentina S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

        Opinion Paragraph:

        In our opinion, management’s assessment that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2007, is fairly stated, in all material respects, based on criteria established in “Internal Control -Integrated Framework. issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also, in our opinion, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

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

        Gustavo R. Chesta (Partner)
        Mazars - Argentina
        February 8, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Teleran Holding Ltda. - Brazilian entity:

We have audited the accompanying consolidated balance sheets of Teleran Holding Ltda. (a Limited Liability Company) and its subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company (and its subsidiaries) as of December 31, 2007 and 2006 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teleran Holding Ltda.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 27, 2008 expressed an adverse opinion on the effectiveness of its internal control over financial reporting because of the existence of material weaknesses.

São Paulo, June 27, 2008.

Auditores Independentes José André Viola Ferreira Partner

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        I, Eli Kamer, as Chief Financial Officer of Ituran Location and Control Ltd. (the “Company”), certify, pursuant to 18 U.S.C. § 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

        (1) The accompanying Amendment No. 2 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 as filed with the U.S. Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 7, 2009

/s/ Eli Kamer —————————————— Eli Kamer Chief Financial Officer

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        I, Eyal Sheratzky, as Co-Chief Executive Officer of Ituran Location and Control Ltd. (the “Company”), certify, pursuant to 18 U.S.C. § 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

        (1) The accompanying Amendment No. 2 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 as filed with the U.S. Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 7, 2009

/s/ Eyal Sheratzky —————————————— Eyal Sheratzky Co-Chief Executive Officer

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        I, Nir Sheratzky, as Co-Chief Executive Officer of Ituran Location and Control Ltd. (the “Company”), certify, pursuant to 18 U.S.C. § 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

        (1) The accompanying Amendment No. 2 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2007 as filed with the U.S. Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

        (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 7, 2009

/s/ Nir Sheratzky —————————————— Nir Sheratzky Co-Chief Executive Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky —————————————— Eyal Sheratzky Co-Chief Executive Officer

Dated: May 7, 2009