Form 20-F
period 2008-12-31
Ituran Location & Control Ltd.
filed 2009-05-27
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Yes ☐ No ☒

i

ITEM 8. FINANCIAL INFORMATION	57

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	57
B. SIGNIFICANT CHANGES	59

ITEM 9. THE OFFER AND LISTING	59

A. OFFER AND LISTING DETAILS	59
B. PLAN OF DISTRIBUTION	60
C. MARKETS	60
D. SELLING SHAREHOLDERS	60
E. DILUTION	60
F. EXPENSES OF THE ISSUE	60

ITEM 10. ADDITIONAL INFORMATION	61

A. SHARE CAPITAL	61
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	61
C. MATERIAL CONTRACTS	67
D. EXCHANGE CONTROLS	68
E. TAXATION	68
F. DIVIDENDS AND PAYING AGENTS	75
G. STATEMENT BY EXPERTS	75
H. DOCUMENTS ON DISPLAY	75
I. SUBSIDIARY INFORMATION	75

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	75

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	76

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	77

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	77

ITEM 15. CONTROLS AND PROCEDURES	78

ITEM 16. [RESERVED]	85

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	85

ITEM 16B. CODE OF ETHICS	85

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	85

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	85

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	86

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

        Our selected consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and our selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of operations data for each of the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 are derived from other audited financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Operations

	Year Ended December 31,
	2008	2007	2006	2005		2004
	In USD
	In thousands, except per share amounts

Revenues:
Location based services	86,051	64,634	54,048	44,128		36,549
Wireless communications products	46,565	60,204	50,004	43,806		33,461
Other	-	-	-	2,192		7,916

Total Revenues	132,616	124,838	104,052	90,126		77,926
Cost of Revenues:
Location based services	31,386	23,630	18,419	14,987		12,944
Wireless communication products	37,611	44,009	35,434	30,956		23,224
Other	-	-	-	1,643		5,720

Total cost of revenues	68,997	67,639	53,853	47,586		41,888

Gross profits	63,619	57,199	50,199	42,540		36,038
Operating Expenses:
Research and development expenses	408	2,991	2,682	2,799		2,020
Selling and marketing expenses	9,628	8,218	5,123	4,876		4,074
General and administrative expenses	27,505	22,629	17,659	14,959		11,693
Other expenses (income), net	418	(49,138)	3	(16)		(12)

Total operating expenses (income)	37,959	(15,300)	25,467	22,618		17,775

Operating Income	25,660	72,499	24,732	19,922		18,263
Financing income (expenses), net	(166)	1,227	1,886	906		(2,059)
Other non-operating expenses, net	(1,617)	-	-	-		-

Income before taxes on income	23,877	73,726	26,618	20,828		16,204
Taxes on income	(7,896)	(20,953)	(6,581)	(5,295)		(4,423)

Income after tax on income	15,981	52,773	20,037	15,533		11,781
Share in losses of
affiliated companies, net	(25)	(516)	(213)	(355)		(324)
Minority interest in
income of subsidiaries	(1,074)	(783)	(565)	(803	)(1)	(238)

Net income	14,882	51,474	19,259	14,375		11,219

Earning per share(2)
Basic	$0.69	$2.21	$0.83	$0.73		$0.60
Diluted	$0.69	$2.20	$0.82	$0.71		$0.58
Weighted average number of
shares outstanding(2)
Basic	21,431	23,315	23,194	19,736		18,585
Diluted	21,440	23,422	23,457	20,254		19,192

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

Consolidated Balance Sheets Data

	As of December 31,
	2008	2007	2006	2005	2004
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow
(and investment in marketable securities)	55,668	38,227	59,846	58,429	4,604
Working Capital	66,427	110,432	73,434	60,995	2,508
Total Assets	157,899	216,559	144,839	116,484	59,023
Total Liabilities	48,344	66,968	47,968	40,722	44,022
Retained Earnings (accumulated deficit)	51,981	66,239	19,604	4,048	(7,630)
Shareholders Equity	109,555	149,591	96,871	75,762	15,001

Other Data:

	As of December 31,
	2008	2007	2006	2005	2004
	(unaudited)

Subscribers of our location-based services(1)	511,000	444,000	396,000	339,000	262,000
Average monthly churn rate	2.0%	2.1%	1.8%	1.5%	1.5%

(1) Number of subscribers is approximate

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

        Our success depends upon the efforts and abilities of key management personnel, including our Chairman of the Board of Directors, our Co-Chief Executive Officers. Loss of the services of one or more of such key personnel could adversely affect our ability to execute our business plan. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected.

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

        We are a party to a litigation between us and Leonardo L.P. arising from a financial transaction concluded in February 2000. Pursuant to such transaction, Leonardo invested $12 million in our company in return for notes that were convertible into our ordinary shares. We believe that the terms of the transaction dictated that the notes could be converted into a maximum of 2,250,000 of our ordinary shares and that upon conversion of the notes, the notes would be fully discharged and we would have no further obligation to the holders of the notes. Through the maturity date of the notes, March 3, 2003, Leonardo exercised its right to convert the notes into 2,241,594 of our ordinary shares. Immediately following the maturity date of the notes, however, Leonardo sent us a demand to repay in cash the balance of the notes plus accrued interest which had not been previously converted into our ordinary shares, which, according to Leonardo, was approximately $6.2 million. We subsequently commenced litigation to obtain a judicial determination of the proper disposition of the Leonardo notes and to obtain a declaration that our sole remaining obligation under the notes was to issue 8,406 of our ordinary shares. In its pleadings, Leonardo is seeking alternative remedies and relief, including, among others, (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million plus interest and expenses, (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo’s alleged claim that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted on the notes, is approximately $9.6 million. While we cannot predict the outcome of this litigation at this time, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage. See also Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

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

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain, among other things, provisions that may make it more difficult to acquire our company, such as classified board provisions and certain restrictions on the members of our board pursuant to regulatory requirements of the Israeli Ministry of Communication. Furthermore, Israeli tax considerations may make potential transaction structures involving the acquisition of our company unappealing to us or to some of our shareholders. See Item 10.B. – “Our Corporate Practices under Israeli Law” under the caption “Approval of Transactions under Israeli law” and Item 10.E. – “Taxation” under the caption “Israeli Tax Considerations” for additional discussion about some anti-takeover effects of Israeli law. These provisions of Israeli law and our articles of association may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company or any of our assets, which could have the effect of delaying or preventing a change in control of our company, even when the terms of such a transaction could be favorable to our shareholders.

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

        The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares has fluctuated in the past, and we expect it will continue to do so, as a result of a number of factors, including:

■	the gain or loss of significant orders or customers;

■	recruitment or departure of key personnel;

■	the announcement of new products or service enhancements by us or our competitors;

■	quarterly variations in our or our competitors' results of operations;

■	announcements related to litigation;

■	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

■	developments in our industry; and

■	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses to our investors.

        A significant portion of our ordinary shares are held by a small number of existing shareholders and you may not agree with some or all of the decisions taken by such shareholders.

        Our directors and officers, in the aggregate, currently beneficially own or control approximately 31.99% of our outstanding ordinary shares (not including treasury stock that are held by us). Other than applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting together, could exercise significant influence over our operations and business strategy and may use their voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company.

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

        Impact of credit crunch on local and global economy may negatively impact our business.

        The current credit crunch will affect both the local economy and global economy. The current market conditions may affect our ability to obtain further financing to support our network expansion in the future. Failure to do so will negatively impact our business and slow down our expansion of operations. The economic downturn may also dampen the demand for SVR services or affect our customers’ ability to continue with existing services.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        We are mainly engaged in the area of location-based services, consisting of stolen vehicle recovery and tracking services. We also provide wireless communication products used in connection with our location-based services and various other applications. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In 2007 we acquired 100% of the share capital of Mapa, a leading and largest provider of geographical information (GIS) in Israel and owner of geographic information database for navigation in Israel, GISrael (the “Mapa Group”) from its shareholders for approximately US$9.9 million. In addition, we invested an additional sum of approximately US$3.1million in the Mapa Group, which was used to repay Mapa Group’s loans to its shareholders.

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

        In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we began trading on the New York Stock Exchange and our ordinary shares are quoted on the Nasdaq under the symbol “ITRN”. The address of our principal executive office is 3 Hashikma Street, Azour 58001, Israel. Our telephone number is 972-3-557-1333. Our agent in the United States is Ituran USA Inc.1700 NW 64 ST STE 100 Fort Lauderdale, Florida 33309.

        In December 31, 2007, we completed the sale of our subsidiary, Telematics Wireless Ltd., to ST (Infocomm). Pursuant to the sale transaction, we sold our entire shareholdings, constituting 93.93% of Telematics Wireless to the purchaser, for an enterprise value of US$90 million (following repurchase of our shares in Telematics for the aggregate sum of US$5,000,000). The purchase price is subject to adjustments based on performance parameters of Telematics in the years 2007 and 2008 and subject to adjustment for failure to meet certain financial covenants. For arbitration proceedings currently conducted concerning such adjustments, please refer to Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

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

        Concurrently with the sale of Telematics, the Company and Telematics entered into a revenue sharing agreement, pursuant to which Ituran shall be entitled to a share of the sales revenues of Telematics in the Republic of Korea and in China from sale of end products and base stations to customers in such territories as well as from royalties received from customers of Telematics in such territories relating to the AVL applications. The revenue sharing scheme shall continue for a term of five (5) years from January 2008 and shall be paid on a quarterly basis. No revenues were received by us as of the date of this report.

        In March 2007, we entered into an agreement whereby we acquired approximately 4% of the issued and outstanding share capital in Korean Location Information and Communications for $1.5 million. In the fourth quarter of 2008, we wrote off our entire investment in Korean Location Information and Communications.

Capital Expenditures and Divestitures

        We had capital expenditure of $16.9 million in 2008, $9.6 million in 2007 and $12.1 million in 2006. We have financed our capital expenditure with cash generated from our operations, proceeds received from the offering of our shares in 2005 and proceeds received from the sale of Telematics.

        Our capital expenditures in 2008, 2007 and 2006 consisted primarily from acquisition of operational equipment for $11.9 million, $5.7 million and $3.1 million, respectively.

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

Location-Based Services

        In 2008, 65% of our revenues were attributable to our location-based services. As of December 31, 2008, we provided our services in Israel, Brazil, Argentina and the United States to approximately 214,000, 174,000, 111,000 and 12,000 subscribers, respectively.

Stolen vehicle recovery services

        Our stolen vehicle recovery and tracking services, which we refer to as SVR services, enable us to locate, track and recover stolen vehicles for our subscribers. Our customers include both individual vehicle owners who subscribe to our services directly and insurance companies that either require their customers to install a security system or offer their customers financial incentives to subscribe to SVR services such as ours. In certain countries, insurance companies directly subscribe to our SVR services and purchase automatic vehicle location products supporting these SVR services from us on behalf of their customers. In 2008, we recovered approximately 5,000 vehicles with a total value of approximately $137 million. Over the last five years, our monthly subscriber churn rates have averaged 2% per month, our stolen vehicle recovery rates have averaged approximately 85%, based on the total number of our subscribers’ vehicles stolen and recovered in cases of either a real time call is made by our subscriber advising us of the theft or a call is received from our control center in the markets we serve, and our average vehicle recovery time, from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered, has, based on our records, averaged approximately 20 minutes.

Fleet management services

        Our fleet management services enable corporate customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators in different geographic locations and industries. As of December 31, 2008, we provided our services to approximately 40,000 end-users through 2,900 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Our Personal Advanced Locator, which we refer to as PAL, services allow customers to protect valuable merchandise and equipment, as well as track individuals. In addition, through a call center we provide 24-hour on-demand navigation guidance, information and assistance to our customers. We currently provide our PAL services in Israel only and, as of December 31, 2008, we had approximately 5,800 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel, Argentina and Brazil. As of December 31, 2008, we had approximately 20,000 subscribers to our concierge service.

Wireless Communications Products

        In 2008, 35% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL. In 2007 we sold our subsidiary, Telematics and thus two applications of our wireless communications products, namely, automatic meter reading (AMR) and radio frequency identification (RFID) were discontinued upon the closing of such sale.

        Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating persons will either use our PAL product. As part of our expansion into new markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market.

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

Products

Location-based services

Stolen vehicle recovery

        Our stolen vehicle recovery system is based on three main components: an AVL end-unit that is installed in the vehicle, a network of base stations and a 24-hour manned control center. Once the control center receives indication of an unauthorized entry into a vehicle equipped with our AVL end-unit, our operators decide whether it is a false alarm or an actual unauthorized entry. If it is determined to be an unauthorized entry, or if a notification of the vehicle’s theft is received directly from the vehicle operator, our operators transmit a signal that activates the transmitter installed in the vehicle. We then pinpoint the location of the transmitter with terrestrial network triangulation technology or GPRS technology and notify the relevant law enforcement agency. In Israel, Brazil and Argentina, we also maintain private enforcement units, which work together with local police to recover the vehicle. In addition, we have the capability to immobilize vehicles remotely from our control centers.

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

Automatic vehicle location

        Our AVL products enable the location and tracking of vehicles, as well as assets or persons, and are primarily used by us in providing our SVR and fleet management services. Each subscriber to our SVR services has one of our end-units installed in his or her vehicle. Subscribers to services for locating persons will use our PAL product. Our key wireless communications products for AVL applications include:

■	TULIP: a transmitter installed in vehicles that sends a signal to the base site, enabling the location of a vehicle;

■	MAPLE: an alarm system that identifies an intruder and activates the transmitter to send a signal to the base site;

■	PAL: a portable transmitter located on an asset or on an individual that sends a signal to the base site, enabling the location of the asset or individual;

■	Base Site: a radio receiver, which includes a processor and a data computation unit to collect and send data to and from transponders and send that data to control centers as part of the terrestrial infrastructure of the location system; and

■	Control Center: a center consisting of software used to collect data from various base sites, conduct location calculations and transmit location data to various customers and law enforcement agencies.

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles

The following table lists the key services and products that we currently sell in different regions of the world:

Country	Services offered	Products sold

Israel	SVR	AVL
Fleet management
Value-added services

Brazil	SVR	AVL
Fleet management
Value-added services

Argentina	SVR	AVL
Fleet management
Value-added services

United States	SVR	AVL
Fleet management

The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■	Israel: We commenced operations in Israel in 1995 and we had approximately 214,000 subscribers as of December 31, 2008. We maintain 96 base stations in Israel, which provide complete coverage within the country. Our control center operates 24 hours a day, 365 days a year and is located in Azour.

■	Brazil: We commenced operations in Brazil in 2000 and we had approximately 174,000 subscribers as of December 31, 2008. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo and Campinas and Rio de Jenero, however we operate throughout Brazil in providing GPS/GPRS based products and services.

■	Argentina: We commenced operations in Argentina in 2002 and we had approximately 111,000 subscribers as of December 31, 2008. We currently operate only in the metropolitan area of Buenos Aires.

■	United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States and provide RF based products. As of December 31, 2008, we had 12,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2006, other than Arad Technologies, which represented 12.7% of our revenues in 2006, no single customer or group of related customers comprised more than 10% of our total revenues. In 2007, other than Arad Technologies, which represented 10.8% of our revenues in 2007, no single customer or group of related customers comprised more than 10% of our total revenues. In 2008, no single customer or group of related customers comprised more than 10% of our total revenues.

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

        In Israel, Brazil and Argentina, we focus our marketing efforts primarily on insurance companies. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2008, we had approximately 511,000 subscribers.

Fleet management

        Vehicle fleet management systems are marketed through a vehicle fleets department, which is a part of our marketing department. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises. As of December 31, 2008, we provided our services to approximately 40,000 end users through 2,900 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Our concierge services are provided to existing SVR customers. As of December 31, 2008, we had approximately 20,000 subscribers to our concierge service in Israel and approximately 5,800 of our PAL devices were installed in valuable merchandise and equipment, or carried by individuals.

(B) Wireless communications products

        Our AVL end-units are primarily used by us in providing our location-based services in Israel, Brazil, Argentina and the United States.

        Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2008, our selling and marketing team consisted of 81 employees.

Competition

        We face strong competition for our services and products in each market in which we operate. We compete primarily technology edge, functionality, ease of use, quality, price, service availability, geographic coverage, track record of recovery rates and response times and financial strength.

(A) Location-based services

        We compete with a variety of companies in each of our markets. The three major technologies utilized by our competitors are GPS/cellular, network-based cellular and radio frequency-based homing systems. In addition, new competitors utilizing other technologies may continue to enter the market.

Stolen vehicle recovery

        The specific competitive challenges we face in each geographic region that we operate in are described below:

■	Israel. Our primary competitors in Israel are Eden Telecom Ltd. (Pointer) and Skylock Ltd.

■	Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are LoJack Corporation and Car System.

■	Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our principal competitors in Argentina are LoJack Corporation, Ubi Car, Pointer Telocation Ltd. and Hawk Corporation.

■	United States. In the United States, there are at least three major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Air Cept Corporation and SysLocate.

        We are unable to provide market share information other than our market share information for the vehicle location market in Israel for various reasons, including the broad range of services and products that compete in these markets, the non-existence of trade publications with respect to the products and services we offer in such markets and the lack of meaningful or accurate market research or data available to us.

Fleet Management

        The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in the United States are @Road, Navtrack and Teletrac, Guidepoint, Trim Track and FleetBoss. In Brazil, our main competitors are Sascar and Omnilink.

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

Manufacturing Operations and Suppliers

        Most of our wireless communications products are manufactured and assembled by a limited number of unaffiliated manufacturers in Israel. We engage with our manufacturers either on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients, or on a partial turn-key basis in which we purchase the raw materials and deliver them to our manufacturers that do the manufacturing, assembly and quality assurance checks. Other than our dependency on Telematics, as described in Item 3, “Risk Factors” above, we do not depend on a single manufacturer for the production of our products. Our main manufacturers and assemblers are Telit Communications SPA, Telematics (our recently sold subsidiary) and E.R.M Electronic Systems Limited (our subsidiary). For further details of our agreement with Telematics concerning the supply of products and services see Item 4.A – History and Development of our Company under the caption “Our History” above.

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

        Our stolen vehicle recovery system is based on three main components: (i) an AVL end-unit that is installed in the vehicle, (ii) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by Teletrac and are currently licensed to us by Teletrac and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the AVL system, certain components of which were developed by Teletrac and licensed to us under exclusive and non-exclusive licenses. For details concerning the non-exclusive license granted by Telematics to us in respect of the Teletrac system and technology and license granted by us to Telematics in respect of our technology incorporated in the Teletrac system, please refer to Item 4.A. – History and Development of our Company under the caption “Our History” above.

        Ituran, Mr. Big, Mapa and the related logos are our trademarks, which have been registered in Israel. This report also refers to brand names, trademarks, service marks and trade names of other companies and organizations, each of which is the property of its respective holder.

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

        Our frequency licenses in all of the locations where we operate are “secondary” or “joint”, which means that the government may grant another person or persons, typically a cellular operator, a primary license to the same frequencies and, to the extent our operations interfere with the operations of the other person, we would have to modify our operations to accommodate the joint use of the frequencies. Our frequency license in Israel was renewed in July 2007 and is valid until July 2012. All of these licenses are also subject to revocation, alteration or limitation by the respective authority granting them. While any events that would cause us to change frequencies or to modify our operations could have a material adverse effect on us, we do not believe that this is a likely event in any of the locations where we provide our SVR services.

        Our frequency license in Israel expires in 2012. Our frequency licenses in Brazil expire in 2009 and, in Miami and Orlando, our licenses expire between 2009 and 2013. We have options to extend all of our frequency licenses for periods ranging from three- to ten-year periods.

        In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of 2008, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and possible sanctions could include fines and even the closure or demolition of these base sites. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

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

        We are currently in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued 13 of these permits. With respect to the general permit from Israel’s Land Administration, in 2005, we entered into an agreement with the Israel’s Land Administration, effective until December 31, 2008, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2008 and we have not yet renewed and we expect the agreement to be renewed in the near future. The process for obtaining these approvals in Israel is generally a time-consuming, highly bureaucratic and lengthy process. As a result, it is common practice among providers of wireless telecommunications services in Israel to continue operations while engaged in the approval process.

        In Brazil, very few providers of wireless telecommunications services obtain the required permits due to the nature of the approval process. Currently we do not have such permits. In Brazil, we try to minimize our risk by locating most of our equipment in sub-leased sites which are already used by other telecommunication service providers, such as cellular operators.

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

        In 2008 we leased an aggregate of approximately 29,997 square feet of office space in Azour, Israel. In 2008, annual lease payments for this facility were approximately $395,000. This lease expired on March 31, 2008 and was renewed by us for an additional 5 year period. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

        In Buenos Aires, Argentina, we lease approximately 6,296 square feet of office space for approximately $ 63,000 annually, approximately 699 square feet for our control center for approximately $ 7,000 annually and approximately 5,232 square feet for our own installation center for approximately $ 101,600 annually and approximately 1,291 square feet for our own warehouse for approximately $ 15,000 annually, and approximately 1,291 square feet for third warehouses for approximately $ 3,800 annually.

        We lease approximately 7,500 square feet for our offices and control center in Florida for an approximate monthly rate of $9,000, subject to a 3% annual increase.

In 2008, we leased approximately 26,100 square feet of office space and warehouse in Rio De Janeiro, Brazil for approximately $341,000 annually.

        We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

        The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 96 base stations and we rent most base station sites independently for a monthly rate ranging from $100 to $1,400 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 102 base station sites, of which 33 sites are leased from the same entity for a monthly rate ranging from $534 to $1490 per site and the duration of each lease is 10 years. The remaining 69 sites are leased independently for an annual rate ranging from $100 to $685 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 28 base station sites, all of which are leased from two entities for a monthly rate ranging from $280 to $695 per site. The duration of the lease ranges from two to three years.

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

Not applicable

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

Outlook

        We have historically experienced significant growth in the markets in which we provide our location-based services. Going forward, the Brazilian market continues to represent growth potential for our location-based services. These markets are characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft. The growth in subscribers within our location-based services segment also has a direct impact on the sale or lease of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle.

        As of December 31, 2008, we had approximately 285,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in Brazil and Buenos Aires, Argentina is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

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

Please refer also to Item 3.D. – “Risk Factors” above in respect of the impact of the credit crunch on local and global economy which may negatively impact our business, including reducing demand for SVR services or affecting our current customers’ ability to continue with existing services.

Geographical breakdown

Location-based services subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2008	2007	2006	2005

Israel	214,000	194,000	174,000	161,000
Brazil	174,000	135,000	125,000	107,000
Argentina	111,000	97,000	80,000	61,000
United States	12,000	18,000	17,000	10,000

Total(1)	511,000	444,000	396,000	339,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2008		2007		2006
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	$36.9	$38.0	$28.2	$29.1	$24.2	$15.3
Brazil	37.5	5.3	26.2	6.9	21.1	4.8
Argentina	9.9	1.3	8.4	1.8	6.9	2.9
United States	1.8	1.4	1.8	18.0	1.8	18.1
China	-	-	-	2.9	-	1.7
South Korea	-	-	-	1.5	-	7.2
Others	-	0.5	-	-	-	-

Total(1)	$86.1	$46.5	$64.6	$60.2	$54.0	$50.0

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

We attribute revenues to countries based on the location of the customer.

Revenues

Location-based services segment

        We generate revenues from sales of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers, predominately subscribers in Israel, Brazil and the United States, and insurance companies in Brazil and Argentina. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical churn rates of 2% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

Wireless communications products segment

        We generate revenues from the sale of our AVL products to customers in Israel, Brazil, Argentina, and the United States. We currently sell our AVL end-units in each of the above regions. Growth in our subscriber base is the principal driver for the sale of our AVL products. We recognize revenues from sales of our wireless communications products upon delivery.

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

Financing expenses, net

        Financing expenses, net, include short- and long-term interest expenses and gains and losses from currency fluctuations from the conversion of monetary balance sheet items denominated in currencies other than the dollar. Financing expenses, net, also include gains or losses from currency swaps and other derivatives that do not qualify for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, or which have not been designated as hedging instruments.

Taxes on income

        Income earned from our services and product sales is subject to tax in the country in which we provide our services or from which we sell our products. In Israel, the current corporate tax rate is 26%, however, this tax rate is expected to be reduced to 25% in the year 2010.

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

Derivative instruments

        We maintain a risk management strategy that incorporates the use of currency hedges to minimize significant fluctuations in cash flows and/or earnings that are caused by exchange rate volatility. As a result, we engage in transactions involving foreign exchange derivative financial instruments, principally forward exchange contracts, which are designed to hedge our expected cash flows from revenues resulting from subscription fees or expenses regarding purchase of inventory which are denominated in currencies other than NIS. Such transactions are designed to qualify as cash flow hedges under FAS No. 133. FAS No. 133 establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts). Changes in fair value of instruments that qualify for hedging accounting under FAS No. 133 are reported as “other comprehensive income” under “gains in respect of derivative instruments designated for cash flow hedge, net of related taxes”, and are recognized in the statements of income when the hedged transaction affects earnings. Derivatives which do not qualify for hedge accounting under FAS No. 133, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in “financing expenses, net.”

Allowance for doubtful accounts

        We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. In determining the relevant allowance amounts, we analyze our historical collection experience, current economic trends and the financial position of our customers. Our allowance policy is to define a flat percentage of our accounts receivable as the ongoing reserve and to reserve a higher amount for certain customers that we believe have a higher risk of default. In 2007 and 2008, our allowance for doubtful accounts was $754,000 and $821,000 and our trade receivables (net of allowance for doubtful accounts) were $27.6 million and $26.7 million, respectively. To date, based on our past experience, our allowances for doubtful accounts have been sufficient.

Goodwill and other intangible assets

        Under FAS No. 142, Goodwill and Other Intangible Assets, goodwill acquired in a business combination is deemed to have indefinite life and is not to be amortized. FAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill. In 2007 and 2008, we wrote impairment losses of $0.9 million and US$0.4 million, respectively. In 2007 and 2008, we had total goodwill of $9.6 million and $9.7 million, respectively, on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Results of Operations

        The following table sets forth for the periods indicated selected items from our consolidated statements of operations as a percentage of our total revenues.

	Year ended December 31,
Consolidated statements of operations data:	2008	2007	2006

Revenues:
Location-based services	64.9%	51.8%	51.9%
Wireless communications products	35.1	48.2	48.1

Total revenues	100	100	100
Cost of revenues:
Location-based services	23.7	18.9	17.7
Wireless communications products	28.4	35.3	34.1

Total cost of revenues	52.1	54.2	51.8

Gross profit	47.9	45.8	48.2
Operating expenses:
Research and development expenses	0.3	2.4	2.6
Selling and marketing expenses	7.3	6.6	4.9
General and administrative expenses, net	20.7	18.1	17.0
Other expenses (income), net	0.3	(39.4)	-

Total operating expenses (income)	28.6	(12.3)	24.5
Operating income	19.3	58.1	23.7
Financing income (expenses), net	(0.1)	1	1.8

Other expenses, net	(1.2)	-	-

Income before taxes on income	18	59.1	25.5
Taxes on income	(6)	(16.8)	(6.3)
Share in losses of affiliated companies, net	-	(0.4)	(0.2)
Minority interest in income of subsidiaries	(0.8)	(0.6)	(0.5)

Net income	11.2%	41.3%	18.5%

Analysis of our Operation Results for the Year ended December 31, 2008 as compared to the Year ended December 31, 2007

Revenues

        Total revenues increased from $124.8 million in 2007 to $132.6 million in 2008, or 6.2%. This increase consisted of $21.4 million from subscription fees from our location-based services and decrease of $13.6 million from sales of our wireless communications products.

Location-based services segment

        Revenues in our location-based services segment increased from $64.6 million in 2007 to $86.1 million in 2008, or 33%. This increase was primarily due to an increase in the number of the average subscribers from approximately 420,000 in 2007 to approximately 478,000 in 2008, or 13.8% and due to revaluation of the NIS and Brazilian Reals against the US Dollar. In addition, in 2008 subscription fees in Israel increased and as of July 2008 subscription fees ceased to be linked to the US Dollar and were converted into New Israeli Shekels at a higher exchange rate than the representative exchange rate of the US Dollar to the NIS (i.e. the conversion rate was US$1.00 – NIS 4.00). In addition in 2008 the results of Mapa were fully consolidated, compared with 2007 in which the results of Mapa were consolidated only as of July 2007 (the month of acquisition of Mapa).

Wireless communications products segment

        Revenues in our wireless communications products segment decreased from $60.2 million in 2007 to $46.6 million in 2008, or 22.7%. This decrease was primarily due to a decrease of $20.3 million as a result of the sale of our subsidiary, Telematics in December 31, 2007 and due to not consolidating the results of Telematics in our financial statements for the year 2008. Without accounting for the decrease in our revenues due to the sale of Telematics, our revenues from sales of wireless communication products increased by approximately $6.7 million, mainly due to revaluation of the NIS and Brazilian Reals against the US Dollar and due to the fact that in 2008 the results of Mapa were fully consolidated in our financial statements, compared to the year 2007 in which the results of Mapa were consolidated only as of July 2007 (the month of acquisition of Mapa), and due to increase in our sales of AVL products (mainly in Israel).

Cost of revenues

        Total cost of revenues increased from $67.6 million in 2007 to $69.0 million in 2008, or 2.0%. This increase consisted of an increase of $7.8 million in our location-based services segment and a decrease of $6.4 million in our wireless communications products segment. As a percentage of total revenues, cost of revenues decreased from 54.2% in 2007 to 52% in 2008.

Location-based services segment

        Cost of revenues for our location-based services segment increased from $23.6 million in 2007 to $31.4 million in 2008, or 32.8%. This increase was primarily due to an increase in our subscriber base and due to revaluation of the NIS and Brazilian Reals against the US Dollar. As a percentage of total revenues for this segment, cost of revenues decreased from 36.6% in 2007 to 36.5% in 2008.

Wireless communications products segment

        Cost of revenues for our wireless communications products segment decreased from $44 million in 2007 to $37.6 million in 2008, or 14.5%. This decrease was primarily due to a decrease of $9.5 million attributed to the sale of our subsidiary Telematics in December 31, 2007 and that Telematics’ results of operations were not consolidated in our financial statements in 2008. Without taking into account the decrease in our revenues due to the sale of Telematics, the cost of revenues increased by $3.1 million. As a percentage of total revenues for this segment, cost of revenues increased from 73.1% in 2007 to 80.8% in 2008, however without taking into account the results of Telematics for the year 2007, the cost of revenues for this segment decreased from 86.3% in 2007 to 80.8% in 2008, a decrease which was mainly due to a change in the sales mixture of our products and exchange rates fluctuations.

Operating expenses

Research and development

        Research and development expenses decreased from $3 million in 2007 to $0.4 million in 2008, or 86.4%. This decrease was attributed to the sale of Telematics in December 31, 2007 and as a result of such sale in 2007, we did not consolidate Telematics’ results in our 2008 financial results.

Selling and marketing

        Selling and marketing expenses increased from $8.2 million in 2007 to $9.6 million in 2008, or 17.2%. This increase was mainly due to exchange rates differentials, i.e. the revaluation of the NIS and Brazilian Reals against the US Dollar, and further due to the fact that in 2008 the results of Mapa were fully consolidated in our financial statements, compared with 2007 in which the results of Mapa were consolidated only as of July 2007 (the month of acquisition of Mapa). As a percentage of total revenues, selling and marketing expenses increased from 6.6% in 2007 to 7.3% in 2008.

General and administrative

        General and administrative expenses increased from $22.6 million in 2007 to $27.5 million in 2008, or 21.5%. This increase was due to exchange rates differentials, i.e. the revaluation of the NIS and Brazilian Reals against the US Dollar, and further due to full consolidation of the results of Mapa in 2008 in our financial statements, compared with 2007 in which the results of Mapa were consolidated only as of July 2007 (the month of acquisition of Mapa). As a percentage of total revenues, general and administrative expenses increased from 18.1% in 2007 to 20.7% in 2008.

Operating income

        Total operating income decreased from $72.5 million in 2007 to $25.7 million in 2008, or 64.6%. This decrease was mainly attributed to the sale of Telematics on December 31, 2007.

Location-based services segment

        Operating income in our location-based services segment increased from $16.2 million in 2007 to $22.1 million in 2008, or 36.1%. This increase was primarily due to an increase in our revenues from $64.6 million in 2007 to $86.1 million in 2008.

Wireless communications products segment

        Operating income in our wireless communications products segment decreased from $56.3 million in 2007 to $3.6 million in 2008. This decrease was primarily due to a decrease in other income in 2007 in the sum of $49.1 million, mainly due to the sale of Telematics on December 31, 2007, and in addition we did not consolidate Telematics’ results in our 2008 financial results, which resulted in a decrease of $5.5 million. Without taking into account the decrease in our operating income as described hereinabove, our operating income increased by $1.9 million, mainly due to the consolidation of the financial results of Mapa in 2008, compared with 2007 in which Mapa’s results were consolidated only as of July 2007 (the month of acquisition of Mapa).

Financing expenses (income), net

        Financing expenses, net, increased from financing income, net of $1.2 million in 2007 to financing expenses, net of $0.2 million in 2008. This increase was mainly due to the fact that in 2008, as opposed to 2007, we deposited our cash balances mainly in deposits and United States Treasury bills that are linked to the US Dollar and were exposed to the revaluation of the NIS against the US Dollar and since our functional currency is NIS, we incurred an exchange rate differential loss of NIS 5.6 million (approximately $1.6 million) as a result of the revaluation of the NIS against the US Dollar.

Taxes on income

        Taxes on income decreased from $20.9 million in 2007 to $7.9 million in 2008, or 62.3%. This decrease was primarily due to the fact that in 2007 we recorded a tax expense in the sum of $13.7 million due to the gain from the sale of Telematics. In addition, the decrease in our taxes on income was affected by the fact that we did not consolidate the results of Telematics (due to the sale of Telematics in December 31, 2007), which resulted in a decrease of $1.9 million in tax expenses. Not taking into account the decrease in the tax expenses as abovementioned, our tax expenses increased from $5.3 million in 2007 to $7.9 million in 2008 by approximately $2.6 million (or 49%) and our consolidated average tax rate increased from 29% in 2007 to approximately 33% in 2008, mainly due to the change in the revenues from the various geographical segments in which we operate (which have different tax rates), and attributable to the write off of our entire investment in Korean Location Information and Communications in 2008, which did not create deferred income tax.

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

Cost of revenues

        Total cost of revenues increased from $53.9 million in 2006 to $67.6 million in 2007, or 25.6%. This increase consisted of an increase of $5.2 million in our location-based services segment and $8.5 million in our wireless communications products segment. As a percentage of total revenues, cost of revenues increased from 51.8% in 2006 to 54.2% in 2007.

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

Other Expenses (income), net

        Other income in the sum of approximately US$49.1 million in 2007 resulted primarily from the sale of our subsidiary – Telematics Wireless which was completed by us in December 31, 2007. For further details, please refer to Item 4.A – History and Development of the Company, under the caption “Our History” above.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

        Although we report our consolidated financial statements in dollars, in 2006, 2007 and 2008, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2006, 2007 and 2008, we derived approximately 53.2%, 47.3% and 10.5% of our revenues in dollars, 14.3%, 19.8% and 48.8% in NIS, 24.8%, 25.3% and 32.2% in Brazilian Reals and 7.6%, 7.6% and 8.4% in Argentine Pesos, respectively. In fiscal years 2006, 2007 and 2008, 42.9%, 35.7% and 23.2% of our expenses were incurred in dollars, 31%, 35.5% and 41.1% in NIS, 21.5%, 23.2% and 28.7% in Brazilian Reals and 4.6%, 5.6% and 7% in Argentine Pesos, respectively.

        Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In 2008, accumulated other comprehensive income decreased by $1.2 million compared to the year 2007. In the year 2007, accumulated other comprehensive income decreased by $10.7 million compared to the year 2006. In the year 2006, accumulated other comprehensive income decreased by $6.4 million compared to the year 2005. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2005		2006		2007		2008
	Actual	At 2004 exchange rates(1)	Actual	At 2005 exchange rates(1)	Actual	At 2006 exchange rates(1)	Actual	At 2007 exchange rates(1)
	(In thousands)

Revenues	$90,126	$86,653	$104,052	$101,605	$124,838	$119,837	$132,616	$122,064
Gross profit	42,540	40,761	50,199	40,037	57,199	55,021	63,619	57,235
Operating income	19,922	19,065	24,732	24,406	72,499	72,781	25,660	22,366

(1)	Based on average exchange rates during the period.

        Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under FAS No. 133, the results of which are reflected in our income statements as revenues or cost of revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate.

        In addition, due to increased fluctuations in the exchange rate of the US dollar vis-a-vis the Israeli Shekel, we commenced acquiring derivative financial instruments. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and are reflected in financing expenses, net.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Since our inception, we funded our operations primarily from cash generated from operations, borrowings under our credit facilities with banks, proceeds from the initial public offering of our ordinary shares in Israel and the proceeds received from other public or private sales of our equity and debt instruments. In 2006, 2007 and 2008, we had $59.8 million, $38.2 million and $55.7 million in cash, marketable securities and deposit in escrow and $73.4 million, $110.4 million and $66.4 million in working capital, respectively. In addition, in 2006, we had $0.3 million of outstanding long-term borrowings from banks, all of which were current. In 2007 and 2008, we did not have any outstanding long-term borrowings from banks. In 2006, 2007 and 2008, we also had $1.4 million, $1.4 million and $2.2 million, respectively, available to us under existing lines of credit of which we were utilizing $0.1 million – in 2006, $0.3 million in 2007 and $0.3 million in 2008.

        We believe that our cash flow from operations, availability under our lines of credit and cash and marketable securities will be adequate to fund our capital expenditures, contractual commitments and other demands and commitments for the foreseeable future as well as for the long-term. We believe that cash flow generated from operations and cash available to us from our credit facilities and the use of proceeds of the initial public offering of our shares in the USA and the sale of Telematics funds, will be sufficient to cover future expansion of our various businesses into new geographical markets or new products, as currently contemplated and as we describe below. However, if existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek financing elsewhere by selling additional equity or debt securities or by obtaining additional credit facilities.

        We had long-term liabilities in 2006, 2007 and 2008 of $5.3 million, $4.1 million and $4.7 million, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $4.0 million, $2.5 million and $2.8 million in 2006, 2007 and 2008, respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

        As of December 31, 2008, we had outstanding capital notes. The holder of these capital notes and the Company are currently involved in legal proceedings over the terms of the notes. We believe that these notes may only be converted into approximately 2,802 of our ordinary shares (pre-split) and are not otherwise required to be repaid by us. The holder of these notes has made various alternative demands including the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses) and the payment of a cash amount equal to the amount obtained by multiplying 1,172,154 of our ordinary shares (pre-split) by the highest trading price of our ordinary shares between the maturity date and the date of a court decision, plus interest and expenses. Although we cannot predict the outcome of the litigation proceedings at this time, if the holder of these notes prevails, the award of damages could result in significant costs to us. See Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

        On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount not less than 25% of our net profits, calculated based on our financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is proposed to be paid. Pursuant to such policy, we distributed NIS 17.5 million (approximately, $3.7 million), on April 4, 2006, NIS 20.1 million (approximately, $4.8 million), on April 4, 2007, NIS 108 million (approximately, $29.1 million), on April 8, 2008 and NIS 15.5 million (approximately $3.7 million) on April 7, 2009.

        On July 17, 2006, our board of directors of the Company authorized the repurchase of our shares in an amount of up to $10 million. On January 24, 2008, our board of directors authorized an increase of the amount of our shares to be repurchased by us, to repurchase up to an aggregate of $20 million of ordinary shares of the Company. On May 20, 2008, our board of directors authorized an additional increase of an amount of our shares to be repurchased by us in an amount of $10 million of ordinary shares of the Company, such that the aggregate amount approved by our board of directors to purchase our shares is up to $30 million. As of the date of this report, we repurchased 2,507,314 of our shares (of which 924,433 were purchased by our subsidiary, Ituran Cellular Communications Ltd.).

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2008	2007	2006
	(In thousands)

Net cash provided by operating activities	$27,256	$12,761	$18,254
Net cash provided by (used in) investing activities	4,847	(19,188)	(29,940)
Net cash used in financing activities	(53,296)	(13,040)	(8,162)
Effect of exchange rate changes on cash and
cash equivalents	5,035	4,324	5,231

Net decrease in cash and cash equivalents	$(16,158)	$(15,143)	$(14,617)

Years ended December 31, 2008, December 31, 2007 and December 31, 2006

Net cash provided by operating activities

Our operating activities provided cash of $18.3 in 2006, $12.8 million in 2007 and $27.3 million in 2008.

The increase of approximately $14.5 million in cash from operating activities in 2008 as opposed to 2007 was due primarily to: Cash used for operating activities as follows:

–	Decrease in accounts receivable in an amount of approximately $9.8 million;

–	Decrease in inventory and contracts in process in an amount of approximately $5.4 million.

–	Increase in other current liabilities in an amount of approximately $7.5 million.

Cash from operating activities as follows:

–	Decrease in accounts payable in an amount of approximately $3 million;

–	Increase in other current assets in an amount of approximately $2.7 million.

–	Increase in deferred income taxes of approximately $2.5 million.

The decrease of approximately $5.5 million in cash from operating activities in 2007 as opposed to 2006 was due primarily to:

Cash used for operating activities as follows:

–	Increase in accounts receivable in an amount of approximately $4.9 million;

–	Decrease in other current liabilities in an amount of approximately $4.7 million.

Cash from operating activities as follows:

–	Increase in liabilities for employee rights upon retirement in an amount of approximately $1.5 million;

–	Decrease in other current assets in an amount of approximately $2.4 million.

The increase of approximately $0.5 million in cash from operating activities in 2006 as opposed to 2005 was due primarily to:

Cash from operating activities as follows:

–	Increase in our net profit in an amount of approximately $4.9 million;

–	Increase in accounts payable in an amount of approximately $2.2 million;

–	Decrease in accounts receivable in an amount of approximately $1.2 million.

Cash used for operating activities as follows:

–	Increase in inventory and contracts in process in an amount of approximately $4.2 million;

–	Decrease in other current liabilities in an amount of approximately $2.3 million.

Net cash provided by (used in) investing activities

Net cash provided by investing activities in 2008 in an amount of approximately $4.8 million was mainly due to cash received from the sale of Telematics Wireless Ltd in the approximate sum of $58.7 million, which was attributed to net investment in marketable securities in the approximate sum of $19.8 million, an investment in fixed assets in the approximate sum of $16.9 million and a deposit of an amount of $13 million in escrow out of proceeds received for the sale of our subsidiary, Telematics, as further detailed in Item 4.A – Information on the Company, under the caption “History and Development of the Company” above.

Net cash used in investing activities in 2007 in an amount of approximately $19.2 million was used primarily for the purchase of fixed assets in an amount of $9.6 million and the acquisition and sale of subsidiaries and affiliates in the amount of $16.9 million, which were partially funded from sale of securities in the amount of $8.5 million.

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

Net cash provided by (used in) financing activities

        Net cash used in financing activities in 2008 in an amount of approximately $53.3 million consisted primarily of a cash dividend payment in an amount of $29.1 million and purchase of treasury shares in an amount of $24.2 million.

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

        All of our research and development activities take place in Israel. Our Research and Design department is currently working on upgrading the service infrastructure, introducing new services and replacing the majority of the existing fleet management applications (utilizing both internal development staff and outsourcing such activities from third parties as well as developing new service platforms for cellular/GPS based devices). Expenditures for research and development activities engaged by us were approximately US$0.4 million in 2008, US$3 million in 2007 and US$2.7 million in 2006.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2008:

	Payments due by period
Contractual obligations(1)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In thousands)

Operating leases	9,056	2,210	3,728	2,995	123
Long-term loans	-	-	-	-	-
Total	9,056	2,210	3,728	2,995	123

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        The following persons are our directors, senior management and employees upon whose work we are dependent:

Name (1)	Age	Position

Izzy Sheratzky	63	Chairman of the Board of Directors
Yehuda Kahane	65	Director
Ze'ev Koren(1)	64	Director
Avner Kurz	56	Director
Amos Kurz	53	Director
Yigal Shani	65	Director
Eyal Sheratzky	41	Co-Chief Executive Officer and Director
Nir Sheratzky	37	Co-Chief Executive Officer and Director
Gil Sheratzky	32	Director
Yoav Kahane	35	Director
Orna Ophir(1)	59	Director
Israel Baron(1)	56	Director
Eli Kamer	43	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	44	General Counsel

(1)	Member of our audit committee and an independent director under the Nasdaq National Market listing requirements.

        Izzy Sheratzky is a co-founder of our company and has served as the Chairman of our Board of Directors, which in our company constitutes both an officer and director position, ever since our company was acquired from Tadiran in 1995. Until 2003, Mr. Sheratzky also served as our Chief Executive Officer. Mr. Sheratzky also serves as the Chairman of the Board of Directors of Moked (1973) Investigations Company Ltd., Moked Services, Information and Investments Ltd., and Moked Ituran. He also serves as a director in Tikal Document Collection Ltd. Mr. Sheratzky is the father of Eyal, Nir and Gil Sheratzky.

        Yehuda Kahane is a co-founder of our company and has served as a director since its acquisition from Tadiran in 1995. Professor Kahane is a full-time professor at the Faculty of Management, Tel Aviv University. Professor Kahane founded and served as the first Dean of the Israeli Academic School of Insurance until 2000. In addition, he was the co-founder and co-owner of the managing firm of the first balanced pension fund in Israel, Teshura, a co-owner of the technological incubators Weizman, Ofakim and Katzrin, and is involved in the formation, seed investment and management of start-up companies. Professor Kahane serves as an actuarial consultant to various companies and organizations. and has been providing financial consulting services to our company since 1998. Professor Kahane is a director in Tachlit Investment House Ltd. and Capital Point Ltd. and in a large number of private technological companies unrelated to us. He is the chairman of an association for the visually impaired of Hertzelia and Sharon District and a board member of the umbrella organization for the visually impaired in Israel. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem. He is the father of Yoav Kahane.

        Zeev Koren has served as a director of our company since 2006 and is a member of our audit committee. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in senior capacity in companies in the fields of international forwarding and medical services. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

        Avner Kurz has served as a director of our company since its acquisition in 1995. Mr. Kurz is the Chairman and director of F.K. Generators & Equipment Ltd. and serves as a Chief Executive Officer of Teleran Holding, our subsidiary in Brazil. Mr. Kurz also serves as a director in El-Ram, Moked Ituran, Totam Plus, Expandis and several other private companies abroad. Mr. Kurz is the brother of Amos Kurz.

        Amos Kurz has served as a director of our company since its acquisition in 1995. Mr. Kurz also serves as Chief Executive Officer and director of F.K. Generators & Equipment. Mr. Kurz is the brother of Avner Kurz.

        Yigal Shani has served as a director of our company since its acquisition in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998), Ltd., which provides insurance services to our company. Mr. Shani also serves as a director of Gir Magen.

        Eyal Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, he served as an alternate Chief Executive Officer of our company in 2002 and as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network and Ituran Cellular Communication. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from Kellogg University. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Nir and Gil Sheratzky.

        Nir Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, Mr. Sheratzky served as alternate Chief Executive Officer of our company from 1995 to 2003. Mr. Sheratzky is also a director in Moked Ituran. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky, the brother of Eyal and Gil Sheratzky.

        Gil Sheratzky has served as a director of our company and as our advertising officer since 2003. Since January 23, 2007, he has served as well as CEO of our subsidiary, E-Com Global Electronic Commerce Ltd. Prior to such date, he worked in our control center during the years 2000 and 2001, and during the years 2001 and 2002, he worked in an advertising agency. Mr. Sheratzky holds an MBA degree from the University of Chicago – Booth School of Business. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Eyal and Nir Sheratzky.

        Yoav Kahane has served as director of our company since 1998. Since January 2006, Mr. Kahane works for Enzymotec and serves as Managing Director of Advanced Lipids AB a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. Prior to that, during the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. Prior to that date, during the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane has been providing consulting services to our company since 2004. Mr. Kahane holds BSc degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Kahane.

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

        Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. Our independent directors who also qualify as external directors under the Israeli Companies Law, Orna Ophir and Israel Baron, are serving three-year terms in accordance with Israeli law. In April 2006 our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2009) under the same terms of the initial term of office. On January 22, 2009, our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2012), according to Israeli laws and regulations.

B.	COMPENSATION

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2008 was approximately $54,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings.

        The aggregate compensation paid to our Co-Chief Executive Officers in 2008 was $871,000. Our four highest paid officers in 2008, other than our Co-Chief Executive Officers, were the active Chairman of our Board of Directors, who was paid $1,494,000 in 2008, and our Vice President, IT and Systems Operation, Vice President of sites and and Purchase and Logistics Manager, who were paid $316,000, $288,000 and $281,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2008 was $4,489,000. In 2008, we also paid an aggregate amount of $54,000 to a director for services provided to us and employment compensation in an aggregate amount of $284,000 to three directors who are our employees but are not Ituran officers. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2008, we set aside $243,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits. All numbers in this paragraph are rounded to the nearest thousand.

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

        The shareholders agreement (as amended) and Moked’s amended articles of association provide as follows:

■	Prior to the time a shareholders meeting of our company takes place, a separate meeting of the shareholders of Moked will be convened.

■	At the Moked shareholders meeting, all matters included in our meeting’s agenda will be discussed and voted on.

■	The required quorum in the Moked meeting will be any number of the shareholders actually present. The resolutions will be adopted by a majority of the votes present and voting is based on the relative shareholdings in Moked, with the exception of Moked Services, Information, Management and Investments, which is entitled to 41.5% of the voting rights, thereby decreasing the voting rights of F.K. Generators and Equipment to 22.5% on the vote of any matter other than issues in which Izzy Sheratzky has a direct or indirect interest.

■	With respect to director elections, every Moked shareholder holding at least 3.5% of Moked’s shares is entitled to designate one director in our annual shareholders meeting. Each Moked shareholder holding over 10% of Moked’s shares may nominate an additional director for every additional 10% of Moked shares held by him or her in excess of the initial 10%. For the purpose of nominating additional directors, shareholdings may be aggregated.

■	As discussed in “Board of Directors” in Item 6.C – “Board Practices” below, our directors (excluding the external directors) are divided into three classes as follows: class A – Amos Kurz, Yoav Kahane, Eyal Sheratzky and Yigal Shani (with their term of office renewed on January 21, 2008 until the third consecutive annual general meeting of the shareholders at which time they may stand for reelection), class B – Yehuda Kahane, Avner Kurz and Nir Shertazky (with their term of office renewed on January 22, 2009 until the third consecutive annual general meeting of the shareholders at which they stand for reelection ); and class C –Gil Sheratzky, Zeev Koren and Izzy Sheratzky (which may stand for reelection at the annual general meeting of the shareholders to be held in 2010).

■	Upon the expiration of the term of office of our class A directors, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), Yehuda Kahane Ltd., provided it holds at least 20% of the voting rights, F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, and Yigal Shani or G.N.S. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class A. Upon the expiration of the term of office of the directors in class B, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), and Yehuda Kahane, provided it holds at least 20% of the voting rights, and F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, shall be entitled to require Moked to appoint one director to class B. Upon the expiration of the term of office of the directors in class C, (i) Moked Services, Information and Investment, provided it holds at least 36.5% of the voting rights shall be entitled to require Moked to appoint two directors and (ii) Efraim Sheratzky or T.S.D. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class C.

■	Moked has agreed to vote all of its shares at our shareholders meetings in accordance with the resolutions adopted at the Moked shareholders meeting or, with regard to director elections, as described above. In the event of a tie with respect to a certain issue, Moked has agreed to vote its shares against the relevant resolution at our shareholders meeting.

■	Moked’s shareholders have a right of first refusal on any sale of our shares by Moked. This right does not apply to open market sales by Moked of up to 2% of the issued share capital of our company in any given calendar year.

■	According to Moked’s articles of association, each of the shareholders of Moked may direct Moked to dispose of a portion of Moked’s holdings in our company that corresponds to such shareholders’ proportional holdings in Moked and to distribute the proceeds of such disposition to such directing shareholders.

This shareholders agreement is in effect only for as long as Moked holds at least 20% of our issued and outstanding share capital.

C.	BOARD PRACTICES

Board of Directors

        Pursuant to our articles of association as presently in effect, our Board of Directors consists of twelve directors, including two external directors in accordance with Israeli law and three independent directors in accordance with the listing requirements of the Nasdaq National Market. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected and may in certain circumstances be removed by the majority of our shareholders. Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. The term of office of the directors assigned to class A has expired at our annual meeting of shareholders held in 2007 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B has expired at the annual meeting of shareholders held in 2008 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C has expired at the annual meeting of shareholders held in 2009 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. This classification of the Board of Directors may delay or prevent a change of control of our company or in our management. The external directors, under Israeli law, serve a three-year term which may be extended for an additional term of three years. Following an extension of their tenure for an additional three year period, the shareholders may elect, if the board of directors and Audit Committee have approved and concluded that the external directors have special expertise and contribution to the board of directors and its committees, to reelect the external directors to serve in that capacity for an additional three year term. Our directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire. External directors may be removed from office pursuant to the terms of the Israeli Companies Law, 5759 – 1999, which we refer to as the Israeli Companies Law. See “External directors” below.

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

        External directors are elected to serve an initial term of three years and may be reelected to serve in that capacity for an additional three years. Following an extension of their tenure for an additional three year period, the shareholders may, if the board of directors and Audit Committee have approved and concluded that the external directors have special expertise and contribution to the board of directors and its committees, to reelect the external directors to serve in that capacity for an additional three year term. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for their appointment or violating the duty of loyalty to the company. If all directors are of the same gender, the next external director elected must be of the other gender. Each committee of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Israeli law regulating the compensation of external directors prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law.

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

        Dr. Ophir and Mr. Baron have been elected as our external directors through 2006, and were re-elected by our shareholders for one additional three-year term expiring June 2009. In January 2009, our shareholders have re-elected Dr. Ophir and Mr. Baron to serve as our external directors for an additional term of three years until January 2012. In addition, Mr. Zeev Koren was elected as an independent director in 2006.

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

        In reliance upon Nasdaq Marketplace Rule 4350(a)(1), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of its board of directors be independent, as defined in Marketplace Rule 4350(c), (ii) an audit committee comprised solely of members who are able to read and understand fundamental financial statements as required by Nasdaq Marketplace Rule 4350(d)(2) or (iii) a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4). As a result, we have elected to follow Israeli law regarding independence requirements of our Board of Directors and the composition of our Board of Directors will remain as is. See “External directors” above. Similarly, we have elected to follow Israeli law with regard to the composition of our existing audit committee, which has three independent (as defined in Marketplace Rule 4350(c)) members, two of whom are “external directors” under the Israeli Companies Law and meet the requirements of Nasdaq Marketplace Rule 4350(d)(2) and at least one of which meets the requirement of the Directive of the Israel Securities Authority that one non-employee member has “financial and accounting skills” to, among other things, understand, on a high level, matters relating to business, accounting, internal auditing and financial statements. See also “Audit Committees” above. In addition, our Board of Directors will not appoint a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4) and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, Board of Director members (other than the External Directors) are nominated by our general meeting, as is the custom in Israel. By law, shareholders holding at least 1% of a company’s voting rights may nominate directors and our company complies with this law. External Directors are nominated by the board of directors and must be elected at the shareholders general meeting that must approve them by a majority and in addition, either (i) one third of the non-controlling shareholders participating in such vote have voted for such External Directors; or (ii) the shareholders opposing such nomination that are not controlling shareholders must not represent in excess of 1% of the total voting rights in the company.

D.	EMPLOYEES

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2008	2007	2006

By area of activity:
Control Center	249	232	239
Research and Development	7	12	38
Sales and Marketing	81	75	72
Technical support and IT	207	157	105
Finance, Administration and Management	213	179	283
Private enforcement and operations	416	344	132
Manufacturing	81	71	65
Total	1,254	1,070	934
By geographic location (out of total):
Israel	514	500	481
Brazil	542	381	290
Argentina	173	164	138
United States	25	25	25
Total:	1,254	1,070	934

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

        The following sets forth, as of May 27, 2009 the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership	Voting %

Izzy Sheratzky(3)	5,809,579	26.54	27.71
Professor Yehuda Kahane (4)	2,128,539	9.72	10.15
Zeev Koren	-	-	-
Avner Kurz (5)	1,447,925	6.61	6.91
Amos Kurz (6)	1,445,205	6.60	6.89
Yigal Shani (7)	370,011	1.69	1.76
Eyal Sheratzky	*	*	-
Nir Sheratzky	-	-	-
Gil Sheratzky	-	-	-
Yoav Kahane	-	-	-
Orna Ophir	-	-	-
Israel Baron	-	-	-
Eli Kamer	-	-	-
Guy Aharonov	*	*	*

*owns less than one per cent of our outstanding share capital.

(1)	This table includes only current directors and officers that beneficially hold our shares.

(2)	Amounts in this column are based on 23,475,431 ordinary shares outstanding as of May 27, 2009. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)	Shares beneficially owned include: (a) 302,627 shares directly owned by Mr. Sheratzky, of which 5,427 shares are jointly owned with his wife, Maddie; (b) 5,506,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with a certain shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.B. – “Compensation” under the caption “Shareholders agreement and articles of association of Moked Ituran” above.

(4)	Shares beneficially owned include: (a) 547,782 shares directly owned by Professor Kahane, of which 429,576 shares are jointly owned with his wife, Rivka Kahane, (b) 148,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran, which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

(5)	Shares beneficially owned include: (a) 2,720 shares directly owned by Avner Kurz, (b) 13,398 shares owned by F.K. Generators and Equipment, which Avner Kurz may be considered to beneficially own by virtue of his shared voting and investment power over such shares through his 50% ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K with the other 50% ownership of Perfect Quality Trading Ltd. owned by Mr. Amos Kurz (Avner Kurz’s brother), and (c) 1,431,807 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own through F.K. as described above, which F.K. is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with Moked’s articles of association (due to its 26% ownership of Moked Ituran).

(6)	Shares beneficially owned include: (a) 13,398 shares owned by F.K. Generators and Equipment, which Amos Kurz may be considered to beneficially own by virtue of his shared voting and investment power over such shares through his 50% ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K., with the other 50% ownership of Perfect Quality Trading Ltd. owned by Mr. Avner Kurz (Amos Kurz’s brother); (b) 1,431,807 shares owned by Moked Ituran that Amos Kurz may be considered to beneficially own as described above.

(7)	Shares beneficially owned include: (a) 34,500 shares directly owned by Yigal Shani, (b) 129,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,511 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over G.N.S. Holdings, the holder of 3.75% of Moked’s shares, in which he owns 100% of the shares.

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

        The following table shows the number of our ordinary shares beneficially owned by (a) the only shareholders known to us as of May 27, 2009, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

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

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	Capital % (1)	Voting %

Moked Ituran Ltd. (1)	5,506,952	25.15	26.26
F.K. Generators and Equipment Ltd. (2)	1,445,205	6.6	6.89
All directors and executive officers as a group	6,708,429	30.64	31.99
The Baupost Group, L.L.C.(3)	1,721,066	7.86	8.21
River Road Asset Management, LLC(4)	1,402,035	6.40	6.69
Treasury shares(5)	2,507,314	4.22	-

        (1) Moked’s articles of association provides that each of Moked’s sha reholders shall have the right to direct Moked to dispose of such number of our shares corresponding to his or her relative shareholdings in Moked. For further information please see Item 6.B. – “Compensation” under the caption “Shareholders Agreement and Articles of Association of Moked Ituran” above.

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

        (3) the information presented herein is based on Form 13G filed by The Baupost Group, L.L.C. on February 12, 2009.

        (4) the information presented herein is based on Form 13G filed by River Road Asset Management, L.L.C. on February 12, 2009.

        (5) out of 2,507,314 Treasury shares held by us, 1,582,881 shares do not have a right to dividends or to vote and 924,433 shares held by our subsidiary, Ituran Cellular Communications Ltd, have a right to dividends and do not have a right to vote. For further information, please refer to Item 16E below.

        None of our major shareholders have different voting rights than each other and/or than our other shareholders.

As of May 27, 2009, we had a total of 3* shareholders of record in the United States with registered with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* Includes the Depository Trust Company.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

        We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the Chairman of our Board of Directors and the uncle of both of our Co-Chief Executive Officers, and Yigal Shani, one of our directors. We pay an annual aggregate amount of NIS 925,000, or $258,000, for our basic insurance policies and NIS 802,000, or $224,000, for our directors’ and officers’ insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 184,000, or $51,000 to be paid by the insurance company on account of these policies.

        We have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers.

        In February 2003, we entered into a two-year services agreement with A. Sheratzky Holdings, a company controlled by Izzy Sheratzky, and Izzy Sheratzky pursuant to which Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides us full-time services as Chairman of the Board of Directors, under the same terms of his previous employment as Chief Executive Officer. Pursuant to the agreement, A. Sheratzky Holdings will receive compensation equal to NIS 85,500, or approximately $23,800, per month, adjusted for inflation, plus reimbursement of certain business expenses. In addition, Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement is automatically renewable for successive two-year periods until either party notifies the other of its intention to terminate the agreement, by providing a 180-day prior written notice.

        On September 5, 2002, we entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky pursuant to which A. Sheratzky Holdings will provide management services to us through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307, or $13,600 and $13,700, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. In January 2004, a change in the employment terms of the Chief Executive Officer was approved providing each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, an annual bonus in an amount equal to 1% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus is paid.

        The aggregate amounts paid to A. Sheratzky Holdings in 2006, 2007 and 2008 were approximately $2,581,000, $2,855,000 and $5,266,000, respectively (all numbers include value added tax).

        On March 23, 1998, we entered into a financial services agreement with our director, Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or approximately $900, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or approximately $4,000, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in each of the years 2007 and 2008 was approximately $45,000 and $54,000.

        On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. entered into an agreement with Gil Sheratzky for the employment of Mr Sheratzky as CEO of that Company in consideration of monthly payments in the amount of NIS 25,000 or $7,000, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky will report to our CEO. The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007. The aggregate amounts paid to Mr. Gil Sheratzky in 2007 and 2008 were approximately $120,000 and $175,000, respectively.

Transactions with our affiliates and associates

        We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2007 and 2008, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from ERM in the sum of approximately NIS 12.3 million (or approximately $3 million) and NIS 26.8 million (or approximately $7.5 million).

        Ituran and E-Com Global Electronic Commerce Ltd. (our wholly owned subsidiary) acquired a license from our subsidiary, Mapa, to use Mapa’s GISrael-Navigator database in order to incorporate such database in our navigation based products. In 2007 and 2008, we paid the aggregate sum of approximately US$89,000 and US$76,000, respectively, for the use of such license.

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

        The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. Accordingly, we believe that the matter may only be resolved through a litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo. The parties are currently in early stages of pleading the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo’s alleged claim that that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted in the notes, is approximately $9.6 million. While we cannot predict the outcome of this case, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage.

        On July 8, 2005, a class action was filed against our subsidiary, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be heard as part of a class action. Such motion was denied by the court, the pre-certification discovery process was completed and a certification hearing is yet to be scheduled. The plaintiff agreed to limit the class action to Pennsylvania actions only and the maximum potential amount of damages that we estimate our subsidiary may be liable for pursuant to the provisions of the Telephone Consumer Protection Act if the plaintiffs prevail is ranges between $500,000 to $750,000 in the aggregate for all class plaintiffs, plus punitive damages and expenses. We do not believe that the plaintiffs will prevail and, even if they do prevail, we do not believe that the resolution of this claim will have a material effect on our revenues, operations or liquidity.

        In 2008 we commenced arbitration proceedings with ST (Infocomm) Ltd., to whom we sold our shareholdings in our subsidiary, Telematics Wireless Ltd. on December 31, 2007 regarding the adjustments to be made, if at all, to the purchase price paid by ST to us (which adjustments are to be determined based on the performance parameters of Telematics for the years 2007 and 2008 based on its financial statements for such periods). In 2008 we received a notice from ST claiming that based on Telematics’ performance parameters for the year 2007, the purchase price needs to be decreased by an amount of approximately US$10,000,000, according to the provisions of the sale agreement between Ituran and ST. We rejected ST’s claims and the amount of the adjustment to the purchase price is yet to be determined, including after examination of Telematics’ 2008 financial statements. Although we believe that the outcome of the arbitration proceedings will be in our favor, in the event that we are not successful, the outcome could result in a significant loss to us, which will be reflected in our results of operations. For further details concerning the sale of Telematics to ST, see Item 4.A – Information on the Company, under the caption “History and Development of the Company” above.

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

        Pursuant to our dividend policy adopted on January 29, 2004, we declared on February 20, 2006 a dividend in the amount equal to NIS 17.5 million, or $3.7 million. Such dividend was paid on April 4, 2006. On February 20, 2007, we declared a dividend in the amount equal to NIS 20.1 million, or $4.8 million. Such dividend was paid on April 4, 2007. On February 21, 2008, we declared a dividend in the amount equal to NIS 108 million, or $29.1 million. Such dividend was paid on April 8, 2008. On February 23, 2009, we declared a dividend in the amount equal to NIS 15.5 million, or $3.7 million. Such dividend was paid on April 7, 2009.

B.	SIGNIFICANT CHANGES

        Except for as stated in this annual report, there are no significant financial changes as of December 31, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price History of Our Shares

        Our ordinary shares have been trading on the Tel-Aviv Stock Exchange under the symbol “ITRN” since May 1998 and have been trading on the Nasdaq National Market under the symbol “ITRN” since September 2005.

        The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares as reported by the Nasdaq National Market. Our shares commenced trading on the Nasdaq National Market on September 27, 2005. All per share prices for periods prior to or including September 2005 have been retroactively adjusted to reflect the three for one stock split effected on that date.

	High	Low

During the last six months
April 2009	$8.25	$6.67
March 2009	$8.57	$6.00
February 2009	$8.61	$6.32
January 2009	$8.67	$7.91
December 2008	$8.93	$7.31
November 2008	$7.96	$6.20

During each fiscal quarter of 2007 and 2008
First Quarter 2009	$8.67	$6.00
Fourth Quarter 2008	$10.65	$6.20
Third Quarter 2008	$12.18	$10.50
Second Quarter 2008	$13.62	$10.19
First Quarter 2008	$11.81	$10.00
Fourth Quarter 2007	$12.20	$9.93
Third Quarter 2007	$13.60	$11.32
Second Quarter 2007	$15.14	$12.47
First Quarter 2007	$15.72	$13.32

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

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low

Annual:
2008	44.02	22.84	12.85	5.68
2007	66.41	37.97	15.72	9.82
2006	85.29	60.62	18.53	13.86
2005	75.37	40.97	16.80	9.13
2004	41.57	25.42	9.78	5.60

Quarterly:
Fourth Quarter 2008	36.63	22.84	10.48	5.68
Third Quarter 2008	43.59	35.67	12.14	10.55
Second Quarter 2008	44.02	36.31	12.85	10.15
First Quarter 2008	43.54	34.06	11.32	10.08
Fourth Quarter 2007	48.15	37.97	12.03	9.82
Third Quarter 2007	57.57	46.00	13.64	11.07
Second Quarter 2007	60.11	52.73	15.29	12.47
First Quarter 2007	66.41	55.44	15.72	13.29

Most recent six months:
April 2009	34.32	28.57	8.22	6.78
March 2009	34.53	25.73	8.32	6.06
February 2009	34.60	26.40	8.49	6.34
January 2009	34.58	30.70	8.61	8.07
December 2008	32.25	27.70	8.41	7.10
November 2008	30.86	22.84	7.87	5.68

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

        Our ordinary shares are quoted only on the Nasdaq National Market and the Tel-Aviv Stock Exchange under the symbol “ITRN”.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Shareholders

Controlling shareholders

        Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Currently Moked Ituran Ltd. is considered a “controlling shareholder” of our company under Israeli law. Mr. Izzy Sheratzy beneficially owns the shareholdings of Moked Ituran due to his shared voting and investment power over such shares in accordance with a shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, as amended. In addition, all shareholders of Moked Ituran who are parties to such shareholders agreement, may also be considered “controlling shareholders” under Israeli law.

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

        The Israeli Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a roll-up merger transaction, or to the shareholders of the acquirer if:

■	the transaction is not accompanied by an amendment to the acquirer's memorandum or articles of association;

■	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer that would result in any shareholder becoming a controlling shareholder; and

■	there is no “cross-ownership” of shares of the merging companies, as described above.

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

        The technology licensed to us by Teletrac, which we refer to as the Teletrac intellectual property, is licensed to us by virtue of a series of agreements pursuant to which we have secured the exclusive rights to use the Teletrac intellectual property in Israel, Brazil, Argentina, and certain cities in the United States. We have also secured certain exclusive rights to use the Teletrac intellectual property in other designated countries and non-exclusive rights to use the Teletrac intellectual property in every country outside of the United States and Europe.

        We are not required to pay any ongoing royalties for use of the Teletrac intellectual property in Israel. We may be required in the future to pay a royalty up to 3% of sales of products and services utilizing the Teletrac intellectual property in countries where we wish to maintain our exclusive rights, other than in Israel. We also have the right to use the Teletrac intellectual property in any country outside of Europe and the United States on a non-exclusive basis upon payment to Teletrac of a fee of $100,000 for each country in which the Teletrac intellectual property is so used or sold. Our license agreements with Teletrac are perpetual in term unless terminated by mutual agreement or for breach, including bankruptcy, dissolution or insolvency.

The Mapa Agreement

        In 2007, we purchased the entire issued share capital of Mapa Group from its shareholders for US$9.9 million. In addition, we invested an additional sum of approximately US$3.1 million to Mapa Group, which was used by Mapa Group to repay shareholders’ loans to its shareholders. Mapa Group is the leading and largest provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel, GISrael. The Mapa acquisition represents a major step in strengthening our position in the field of location based services in Israel, by leveraging the best platform available. Mapa is uniquely positioned as the main provider of the geographic information database for navigation in Israel. These unique capabilities will not only serve us as a location based service provider, but will also allow us to sell the rights for using the database to other location based service providers, including the cellular operators who see this as one of the fastest growing areas. On June 30, 2007 we obtained the approval of the Israeli Commissioner for Trade Practices for the Mapa acquisition. The approval was conditioned on the following terms to be fulfilled by Ituran (whose conditions do not detract from the provisions of the Restrictive Practices Act, 1988): (a) Mapa Group should not unreasonably refrain from selling its computerized geographic information (GIS) products (the “Products”) and any updates to any customer; (b) Mapa Group shall not act discriminatively in similar transactions for customers interested in purchasing Mapa Group’s Products; (c) Mapa Group shall not link or condition the supply of its Products to a sale of service and/or other product.

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

        This description is based on provisions of the United States Internal Revenue Code of 1986, as amended, existing, proposed and temporary US Treasury regulations and administrative and judicial interpretations thereof, each as available and in effect as of the date of this report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including:

■	insurance companies;

■	dealers or traders in stocks, securities or currencies;

■	financial institutions and financial services entities;

■	real estate investment trusts;

■	regulated investment companies;

■	grantor trusts;

■	persons that receive ordinary shares as compensation for the performance of services;

■	tax-exempt organizations;

■	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;

■	individual retirement and other tax-deferred accounts;

■	expatriates of the United States;

■	persons having a functional currency that is not the US dollar; or

■	direct, indirect or constructive owners of 10% or more, by voting power or value, of our ordinary shares.

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

        For a US Holder, if we pay a dividend in NIS, any such dividend, including the amount of any Israeli taxes withheld, will be includible in such US Holder’s income in a US dollar amount calculated by reference to the currency exchange rate in effect on the day the distribution is includible in your income, regardless of whether the NIS are converted into US dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in such US Holder’s income to the date that payment is converted into US dollars generally will be treated as ordinary income or loss.

        A non-corporate US Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 15%. This reduced rate applicable to “qualified dividend income” does not apply to tax years beginning after December 31, 2010. For purposes of determining whether US Holders will have “qualified dividend income,” “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

        In addition, under current law, a US Holder must generally hold his ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date in order for the dividend to qualify as “qualified dividend income.”

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

Foreign Tax Credit

        Any dividends paid by us to a US Holder with respect to our ordinary shares generally will be treated as foreign source passive income for US foreign tax credit purposes. Subject to the foreign tax credit limitations, a US Holder may elect to credit any Israeli income taxes withheld from dividends paid on our ordinary shares against such shareholder’s US federal income tax liability (provided, inter alia, such shareholder satisfies certain holding requirements with respect to our ordinary shares). Amounts withheld in excess of the Treaty tax rate, however, will not be creditable against such shareholder’s US federal income tax liability. As an alternative to claiming a foreign tax credit, such shareholder may instead claim a deduction for any withheld Israeli income taxes, but only for a year in which such shareholder elects to do so with respect to all foreign income taxes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Accordingly, our shareholders should consult their own tax advisor to determine whether their income with respect to their ordinary shares would be foreign source income and whether and to what extent they would be entitled to the credit.

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

        We believe that we will not be classified as a PFIC for US federal income tax purposes for our current taxable year and we anticipate that we will not become a PFIC in any future taxable year based on our financial statements, our current expectations regarding the value and nature of our assets, and the sources and nature of our income. This conclusion, however, is a factual determination that must be made annually based on income and assets for the entire taxable year and thus may be subject to change. It is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year and our status in future years depends on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure any US Holder that we will not be considered a PFIC for any taxable year.

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

General Corporate Tax Structure in Israel

The regular corporate tax rate in Israel was 27% in 2008 compared to 29% in 2007 and 31% in 2006. This rate is currently scheduled to decrease as follows: in 2009–26% and in 2010–25%.

        The Income Tax Law (Inflationary Adjustments), 1985 has been abolished from the tax year 2008, subject to transitional provisions.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

        Israeli law generally imposes a capital gains tax by an Israeli resident and on the sale of capital assets located in Israel, or the sale of direct or indirect rights to assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

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

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq), provided however that such shareholders did not acquire their shares prior to an initial public offering, that such capital gains are not derived from a permanent establishment in Israel, and that such shareholders are not subject to the Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, under the convention between the United States and Israel concerning taxes on income, as amended, or the U.S.-Israel Tax Treaty, generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of shares by a person who holds the shares as a capital asset and who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and who is entitled to claim the benefits available by the U.S.-Israel Tax Treaty. However, this exemption will not apply if (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, or (iii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Shareholders

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax is withheld at the source at the following rates for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a Material Shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise are subject to withholding tax at a rate of 15%.

        Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a treaty U.S. resident is 25% or 15% if the dividends are generated by an Approved Enterprise (or Benefited Enterprise). If the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Such tax rate is reduced to 12.5% for dividends not generated by an Approved Enterprise (or Benefited Enterprise) if the non-resident is a U.S. corporation and holds 10% or more of our voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.

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

Foreign exchange rate risk

        Although we report our consolidated financial statements in dollars, in 2006, 2007 and 2008, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2006, 2007 and 2008, we derived approximately 53.2%, 47.3% and 10.5% of our revenues in dollars, 14.3%, 19.8% and 48.8% in NIS, 24.8%, 25.3% and 32.2% in Brazilian Reals and 7.6%, 7.6% and 8.4% in Argentine Pesos, respectively. In fiscal years 2006, 2007 and 2008, 42.9%, 35.7% and 23.2% of our expenses were incurred in dollars, 31%, 35.5% and 41.1% in NIS, 21.5%, 23.2% and 28.7% in Brazilian Reals and 4.6%, 5.6% and 7% in Argentine Pesos, respectively.

        Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2008, accumulated other comprehensive income decreased by $1.2 million compared to the year 2007. In the year 2007, accumulated other comprehensive income increased by $10.7 million compared to the year 2006. In the year 2006, accumulated other comprehensive income decreased by $6.4 million compared to the year 2005. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2005		2006		2007		2008
	Actual	At 2004 exchange rates(1)	Actual	At 2005 exchange rates(1)	Actual	At 2006 exchange rates(1)	Actual	At 2007 exchange rates(1)
	(In thousands)

Revenues	$90,126	$86,653	$104,052	$101,605	$124,838	$119,837	$132,616	$122,064
Gross profit	42,540	40,761	50,199	49,037	57,199	55,021	63,619	57,235
Operating income	19,922	19,065	24,732	24,406	72,499	72,781	25,660	22,366

(1)	Based on average exchange rates during the period.

        In the past, we entered into foreign currency forward contracts generally of 12 to 18 months’ duration to hedge a portion of our foreign currency risk on the subscription fees payable in connection with our location-based services. Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under FAS No. 133, the results of which are reflected in our income statements as revenues or cost of revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate.

In 2009 the Company became party to foreign exchange derivative instruments (mainly forward contract) which were designated to hedge cash flows expected to be paid in connection with future purchases of inventory.

Interest rate risk

        We invest our cash balances primarily in bank deposits and in treasury bills of the US government and therefore, we are exposed to market risks resulting from changes in general interest rates, primarily in the United States and Israel, but we do not believe such risks to be material. We do not use derivative financial instruments to limit exposure to interest rate risk.

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

        Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2008, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). .

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, utilizing the criteria described above. The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2008. Based on such assessment, management has concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on those criteria.

Change in Internal Control over Financial Reporting

        There have not been any changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than remediation steps undertaken by the Company, as disclosed in the Company’s annual report for the year 2007.

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361

T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited Ituran Location and Control Ltd. (the “Company”) and its subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit internal control over financial reporting of Teleran Holding Ltda. (Teleran) and Ituran Argentina S.A. (Ituran Argentina), subsidiaries of the Company, whose financial statements reflect total assets and revenues constituting 21.2 and 40.6 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008. Teleran and Ituran Argentina’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Teleran and Ituran Argentina’s internal control over financial reporting in relation to Ituran Location and Control Ltd. taken as a whole, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditor’s provide a reasonable basis for our opinion.

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

In our opinion, based on our audit and the report of other auditors, Ituran Location and Control Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Ituran Location and Control Ltd. and our report dated May 27, 2009 expressed an unqualified opinion.

FAHN KANNE & CO.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
May 27, 2009

Auditores Independentes

Report of independent registered public accounting firm

To the shareholders of Teleran Holding Ltda. – Brazilian entity:

1.	We have audited Teleran Holding Ltda. and subsidiary’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Teleran Holding Ltda.‘s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

2.	We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

3.	A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

4.	Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.	In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by COSO.

6.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teleran Holding Ltda. and its subsidiary as of December 31, 2008 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated May 12, 2009 expressed an unqualified opinion thereon.

Sao Paulo, May 12, 2009.

Terco Grant Thornton Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

Introductory Paragraph:

We have audited Ituran Argentina S.A. internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ituran Argentina S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on Internal Control. Our responsibility is to express an opinion on Ituran Argentina S.A. internal control over financial reporting based on our audit.

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

Opinion Paragraph:

In our opinion, based on our audit, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by COSO.

Explanatory Paragraph:

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ituran Argentina S.A. as of December 31, 2008 and 2007, and the related statements of income stockholders´ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 10, 2009, expressed an unqualified opinion on those financial statements.

Signed by:

Gustavo R. Chesta (Partner) Estudio Urien & Asociados Buenos Aires, Argentina February 10, 2009

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

        Fahn Kanne & Co., a member firm of Grant Thornton International has served as our independent public accountants for each of the fiscal years ended in the three-year period ended December 31, 2008. The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & Co., for the year ended December 31:

	2008	2007	2006
	($ in th1usands)

Audit Fees	161	154	99
Audit Related Fees	-	-	5
Tax Fees	19	7	18
All Other Fees	9	11	11
Total	189	172	133

        The audit fees for the years ended December 31, 2006, 2007 and 2008, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran, and assistance with review of documents filed with the SEC.

        Tax fees for the years ended December 31, 2006, 2007 and 2008, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits.

        Our audit committee has pre-approved certain audit and non-audit services provided by Fahn Kanne & Co. during the years 2007 and 2008, up to a certain amount.

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

        As further described below, during 2008, Ituran spent $24.1 million to repurchase 2,015,924 of its shares. This purchase had the result of decreasing total fully diluted shares, on a weighted average basis, for the year 2008 by 1,552,479 shares.

        Set forth below is a summary of the shares repurchased by Ituran during 2008 and until the date hereof and the approximate dollar value of securities that may yet be purchased under its repurchase plan:

Ituran Shares

	Total number of shares purchased(1)	Average price paid per share (U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Approximate U.S. dollar value of securities that may yet be purchased under the plans or programs(2) (in millions)

July 2006	60,103	15.30	60,103	9,080,000
December 2007	431,287	11.30	431,287	4,206,000
January 2008	990,924	11.34	990,924	2,969,000
February 2008	144,306	11.45	144,306	1,317,000
May 2008	540,519	13.13	540,519	4,220,000
June 2008	159,435	13.20	159,435	2,115,000
July 2008	62,825	11.15	62,825	1,415,000
August 2008	26,838	11.91	26,838	1,095,000
September 2008	85,810	11.41	85,810	116,000
October 2008	5,267	10.73	5,267	59,000
Total	2,507,314		2,507,314

(1)	No securities were repurchased by the Company in 2008 except in the months listed.

(2)	Amount available for repurchase under the Company’s repurchase plan pursuant to authorization by the Company’s board of directors in July 17, 2006 up to $10 million of ordinary shares of the Company. On January 24, 2008, our board of directors authorized an increase of the amount of the shares to be repurchased by the Company, to repurchase up to an aggregate of $20 million of ordinary shares of the Company. On May 20, 2008, our board of directors authorized an additional increase of an amount of our shares to be repurchased by us in an amount of $10 million of ordinary shares of the Company, such that the aggregate amount approved by our board of directors to purchase our shares is up to $30 million. As of the date of this report, the Company repurchased 2,507,314 ordinary shares (of which 924,433 were purchased by its subsidiary, Ituran Cellular Communications Ltd.).

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Articles of Association of the Company (1)

1.2	Form of Memorandum of Association of the Company (English Translation) (1)

2.1	Shareholders Agreement, dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management, Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky, and Yigal Shani (English translation). (1)

2.2	Form of Amendment to Shareholders Agreement dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management and Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky and/or T.S.D. Holdings Ltd., and Yigal Shani and/or G.N.S. Holdings Ltd. (English translation). (1)

4.1	Radio Location System License Agreement, dated December 16, 1993, by and between Pactel Teletrac and Tadiran Ltd. (1)

4.2	Assignment, Assumption, Consent and Amendment Agreement, dated April 30, 1996, by and between Teletrac, Inc, Airtouch Services, Tadiran Ltd. and the Registrant. (1)

4.3	Amendment Agreement (to Assignment, Assumption, Consent and Amendment Agreement dated April 30, 1996), dated March 1, 1999, by and between Teletrac, Inc. and the Registrant. (1)

4.4	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)

4.5	Radio Location System License Agreement, dated July 13, 1999, made by and among Teletrac, Inc., Teletrac License, Inc. and Ituran U.S.A. Inc. (1)

4.6	Amendment No. 1 to Radio Location System License Agreement, dated May 8, 2000, made by and among Teletrac, Inc., Teletrac License, Inc. and Ituran U.S.A. Inc. (1)

4.7	Integrated Base Station Unit Development Agreement, dated December 13, 1996, by and between Teletrac, Inc., Tadiran Telematics Ltd. (1)

4.8	License and Ownership Agreement, dated as of September 29, 1999, by and between Tadiran Telematics Ltd. and Teletrac, Inc. (1)

4.9	Radio Location System License Agreement, dated March 1, 1999, by and between Teletrac, Inc. and Beheermaatschappij de Rooij B.V. (1)

4.10	Radio Location System License Agreement, dated December 21, 1999, by and between Teletrac, Inc. and Greenport Enterprises A.V.V., and assignment thereof to Ituran NY Corporation dated January 1, 2002. (1)

4.11	License and Supply Agreement for Radio Location System, dated August 31, 2004, by and between Vision Plant Inc. and Telematics Wireless Ltd. and ancillary Representation Agreement, dated June 2004 (1)*

4.12	Amendment No. 1 to the License and Supply Agreement for Radio Location System between Korean Location Information and Communications Company Ltd. and Telematics Wireless Ltd., dated June 15, 2005.(1)*

4.13	Agreement for the Supply of Ituran Ltd. Radio Location System in greater China, dated August 29, 2004, by and between Golden Net Communication Technology Ltd., Digitrack (China) Group Co. Ltd. and Telematics Wireless Ltd., and ancillary Cooperation and Annex I-2-Beijing Ituran System Deployment in Beijing Statement of Work, Prices, and Terms of Payment, dated March 23, 2005. (1)*

4.14	Cooperation Agreement, dated December 3, 2000, made by and between Arad Technologies Ltd. and Tadiran Telematics Ltd. (English translation). (1)*

4.15	RMR Production Agreement, dated June 14, 2001, by and between Arad Technologies Ltd. and Tadiran Telematics Ltd.(1)*

4.16	Appendix to the Cooperation Agreement and RMR Production Agreement, dated December 11, 2002, by and between Arad Technologies Ltd. and Telematics Wireless Ltd. (English translation). (1)*

4.17	Second Appendix to the Cooperation Agreement and RMR Production Agreement, dated December 28, 2003, by and between Arad Technologies Ltd. and Telematics Wireless Ltd. (English translation). (1)*

4.18	Third Appendix to the Cooperation Agreement and RMR Production Agreement, dated December 28, 2004, made by and between Arad Technologies Ltd. and Telematics Wireless Ltd. (English translation).(1)*

4.19	CIH-Transponders Supply Agreement, dated December 3, 2000, by and between Derech Eretz Highways (1997) Ltd. and Tadiran Telematics Ltd. (1)

4.20	Agreement with an Independent Contractor, dated February 1, 2003, by and between the Registrant, Izzy Sheratzky, and A. Sheratzky Holdings Ltd. (English translation). (1)

4.21	Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Eyal Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002, and resolution of the Registrant's shareholders dated February 24, 2004 (English translation). (1)

4.22	Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Nir Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002 ,and resolution of the Registrant's shareholders dated February 24, 2004 (English translation). (1)

4.23	Individual Employment Agreement, dated August 1, 1995, by and between Moked Ituran Partnership (1995) and Jacob Suet (English translation). (1)

4.24	Individual Employment Agreement, dated August 20, 1995, by and between Moked Ituran Partnership (1995) and Harel Broida (English translation). (1)

4.25	Individual Employment Agreement, dated July 15, 1998, by and between Moked Ituran Partnership (1995) and Shlomo Kaminsky (English translation). (1)

4.26	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)

4.27	Agreement, dated December 30, 2002, by and between the Registrant, Eddy Kafry, Avri Franko, Roman Sternberg and Telematics Wireless Ltd. (English translation) (1)

4.28	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)

4.29	Lease Agreement, dated September 13, 1998, by and between Tadiran, Ltd. and Tadiran Telematics, Ltd., and addendum thereof, dated May 29, 2002 (English translation). (1)

4.30	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)

4.31	Deed of undertaking and indemnification, dated November 12, 2000, executed by the Registrant to the benefit of Bank Hapoalim, B.M. on behalf of Ituran Localizacao e Controle (English translation). (1)

4.32	Indenture, dated August 6, 2001, by the Registrant for the benefit of Bank Hapoalim, B.M.(English translation). (1)

4.33	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (floating lien) (English translation). (1)

4.34	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)

4.35	Deed of undertaking for repayment of loan, dated May 20, 2004, made by the Registrant in favor of Bank Hapoalim, B.M. (English translation). (1)

4.36	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)

4.37	Lease Agreement, dated November 23, 2001, by and between Ituran de Argentina S.A. and El Sr. Mario Galuppo (English translation). (1)

4.38	Lease Agreement, dated September 7, 2001, by and between Ituran de Argentina S.A. and El Sr. Gustavo Eduardo Bazan (English translation). (1)

4.39	Form of Directors' Letter of Indemnity (English translation). (1)

4.40	Form of Underwriting Agreement (1)

4.41	Agreement with Mapa dated April 26, 2007 (2)

4.42	Share Purchase Agreement between dated as of November 15, 2007 by and between Ituran Location and Control Ltd., Telematics Wireless Ltd. and ST Electronics (Info-Comm Pte Ltd. (3)

4.43	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (3) *

8	List of significant subsidiaries

12.1	Certification by chief executive officer as required by Rule 13a-14(a).

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13	Certification by co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

*Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361

T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. (the “Company”) and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Teleran Holding Ltda. (Teleran) and Ituran Argentina S.A. (Ituran Argentina), subsidiaries of the Company, which statements reflect total assets of 24% and 18% as of December 31, 2008 and 2007, respectively, and total revenues of 41%, 33% and 32%, respectively, for the three years ended December 31, 2008, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, our opinion, insofar as it relates to the amounts included for Teleran and Ituran Argentina, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ituran Location and Control Ltd. and Subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 27, 2009 expressed an unqualified opinion thereon.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
May 27, 2009

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2008	2007

Current assets

Cash and cash equivalents	12,511	28,669
Deposit in escrow (Note 1A1d)	12,998	-
Investments in trading marketable securities	30,159	9,558
Accounts receivable (net of allowance for doubtful accounts)	26,729	27,578
Other current assets (Note 2)	5,487	83,783
Inventories (Note 3)	11,659	13,258

	99,543	162,846

Long-term investments and debit balances

Investments in affiliated company (Note 4A)	180	191
Investments in other companies (Note 4B)	80	1,678
Available for sale marketable securities	2,988	-
Accounts receivable	-	49
Other assets	1,443	-
Loan to former employee	558	560
Deferred income taxes (Note 15)	6,544	5,850
Funds in respect of employee rights upon retirement	2,792	2,513

	14,585	10,841

Property and equipment, net (Note 5)	27,074	24,440

Intangible assets, net (Note 6)	6,967	8,801

Goodwill (Note 7)	9,730	9,631

Total assets	157,899	216,559

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2008	2007

Current liabilities

Credit from banking institutions (Note 8)	320	318
Accounts payable	11,642	12,703
Deferred revenues	4,821	5,801
Other current liabilities (Note 9)	16,333	33,592

	33,116	52,414

Long-term liabilities

Liability for employee rights upon retirement	4,747	4,085
Deferred income taxes (Note 15)	1,463	1,715

	6,210	5,800

Contingent liabilities, liens and guarantees (Note 10)

Minority interests	3,124	2,860

Capital Notes (Note 11)	5,894	5,894

Shareholders' equity (Note 12)

Share capital - ordinary shares of NIS 0.331/ 3 par value:	1,983	1,983

Authorized - December 31, 2008 and 2007 - 60,000,000 shares
Issued and outstanding - December 31, 2008 and 2007 - 23,475,431 shares

Additional paid-in capital	73,554	73,554
Accumulated other comprehensive income	12,091	13,715
Cost of Company shares held by the Company and its subsidiary - December 31, 2008 and
2007 - 2,507,314 shares and 491,390 shares, respectively	(30,054)	(5,900)
Retained earning	51,981	66,239

Total shareholders' equity	109,555	149,591

Total liabilities and shareholders' equity	157,899	216,559

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earning per share data)	2008	2007	2006

Revenues:
Location-based services	86,051	64,634	54,048
Wireless communications products	46,565	60,204	50,004

	132,616	124,838	104,052

Cost of revenues:
Location-based services	31,386	23,630	18,419
Wireless communications products	37,611	44,009	35,434

	68,997	67,639	53,853

Gross profit	63,619	57,199	50,199
Research and development expenses	408	2,991	2,682
Selling and marketing expenses	9,628	8,218	5,123
General and administrative expenses	27,505	22,629	17,659
Other expenses (income), net (Note 13)	418	(49,138)	3

Operating income	25,660	72,499	24,732
Other expenses (Note 4B2)	(1,617)	-	-
Financing income (expenses), net (Note 14)	(166)	1,227	1,886

Income before taxes on income	23,877	73,726	26,618
Taxes on income (Note 15)	(7,896)	(20,953)	(6,581)

	15,981	52,773	20,037
Share in losses of affiliated companies, net	(25)	(516)	(213)
Minority interests in income of subsidiaries	(1,074)	(783)	(565)

Net income	14,882	51,474	19,259

Earnings per share (Note 16):
Basic	0.69	2.21	0.83

Diluted	0.69	2.20	0.82

Weighted average number of shares outstanding (in thousands):
Basic	21,431	23,315	23,194

Diluted	21,440	23,422	23,457

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

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (cont.)

	(in thousands)
	Ordinary shares		Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Cost of Company shares held by the Company and its subsidiaries	Total
	Number of shares	Share capital amount

US dollars

Balance as of January 1, 2008	23,476	1,983	73,554	13,715	66,239	(5,900)	149,591

Changes during 2008:
Net income	-	-	-	-	14,882	-	14,882
Gains on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to
the reporting currency	-	-	-	(1,228)	-	-	(1,228)
Unrealized losses from available for sale marketable securities	-	-	-	(396)	-	-	(396)

Total comprehensive income							13,258

Purchase of Company shares by the Company	-	-	-	-	-	(24,154)	(24,154)
Dividend paid	-	-	-	-	(29,140)	-	(29,140)

Balance as of December 31, 2008	23,476	1,983	73,554	12,091	51,981	(30,054)	109,555

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2008	2007	2006

Cash flows from operating activities
Net income for the year	14,882	51,474	19,259
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	10,115	8,080	4,205
Exchange differences on principal of deposit and loans, net	73	(78)	(50)
Gains in respect of trading marketable securities	(2,108)	(437)	(200)
Gain from sale of subsidiary , net (Appendix A)	-	(36,373)	-
Write-off of an investment in other company	1,617	-	-
Increase (decrease) in liability for employee rights upon retirement	615	1,293	(187)
Share in losses of affiliated companies, net	25	516	213
Deferred income taxes	(1,533)	991	644
Capital gains on sale of property and equipment, net	(3)	(5)	(35)
Minority interests in income of subsidiaries, net	1,074	783	565
Decrease (increase) in accounts receivable	1,218	(8,556)	(3,668)
Decrease (increase) in other current assets	(1,938)	724	(1,630)
Decrease (increase) in inventories and contracts in process, net	1,752	(3,645)	(4,435)
Increase (decrease) in accounts payable	(1,208)	1,799	2,686
Decrease in deferred revenues	(1,047)	(32)	(1)
Increase (decrease) in other current liabilities	3,722	(3,773)	888

Net cash provided by operating activities	27,256	12,761	18,254

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement,
net of withdrawals	(250)	(678)	(412)
Capital expenditures	(16,947)	(9,641)	(12,106)
Acquisition of subsidiary (appendix A)	-	(8,549)	(2,243)
Deposit in escrow	(12,998)	-	-
Deposit	(369)	-	-
Proceeds from sale of property and equipment	233	195	53
Purchase of intangible assets and minority interest	-	(64)	(58)
Investments in available for sale marketable securities	(3,397)	-	-
Investment in other company	-	(1,447)	-
Investments in trading marketable securities	(33,211)	(5,488)	(55,863)
Sale of trading marketable securities	13,420	13,982	40,848
Loan granted to affiliated company	-	-	(138)
Investment in subsidiary	(354)	-	(21)
Proceeds from sale of subsidiary, net of direct related expenses	58,720	-	-
Loan granted to former employee	-	(560)	-
Subsidiary no longer consolidated (Appendix B )	-	(6,938)	-

Net cash provided by (used in) investment activities	4,847	(19,188)	(29,940)

Cash flows from financing activities
Short-term credit from banking institutions, net	(2)	160	(237)
Repayment of long-term loans	-	(3,500)	(3,191)
Dividend paid	(29,140)	(4,839)	(3,703)
Proceeds from exercise of options by employees	-	12	18
Dividend paid to minority interest of a subsidiary	-	-	(172)
Purchase of Company's shares	(24,154)	(4,873)	(877)

Net cash used in financing activities	(53,296)	(13,040)	(8,162)

Effect of exchange rate changes on cash and cash equivalents	5,035	4,324	5,231

Net decrease in cash and cash equivalents	(16,158)	(15,143)	(14,617)
Balance of cash and cash equivalents at beginning of year	28,669	43,812	58,429

Balance of cash and cash equivalents at end of year	12,511	28,669	43,812

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Acquisitions of subsidiaries

	US dollars
	Year ended December 31,
(in thousands)	2007	2006

Working capital (excluding cash and cash equivalents), net	1,280	2,015
Deferred income taxes	(1,583)	54
Funds in respect of employee rights upon retirement	408	366
Property and equipment , net	397	231
Intangible assets, net	6,719	-
Goodwill	5,220	1,631
Liability for employee rights upon retirement	(729)	(559)
Long term loan	(3,163)	-
Minority interest	-	(1,495)

	8,549	2,243

Appendix B – Company no longer consolidated

US dollars
Year ended
(in thousands)	December 31, 2007

Working capital (excluding cash and cash equivalents and inventory), net	50,031
Inventory (including contracts in process )	(4,408)
Funds in respect of employee rights upon retirement	(2,968)
Deposit	(1,680)
Investment in affiliated company	(144)
Deferred income taxes	(347)
Property and equipment , net	(1,254)
Goodwill	(479)
Liability for employee rights upon retirement	3,803
Minority interest	757
Gain from sale of subsidiary (*)	(36,373)

6,938

(*)	Net of income taxes in an amount of US$ 13,734 thousand.

Supplementary information on investing activities not involving cash flows

At December 31, 2007 and 2006, trade payables included US$ 119,000 and US$ 84,000, respectively, in respect of the acquisition of property and equipment.

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2008		2007	2006

Interest paid	630		100	205

Income taxes paid	24,890	(*)	9,625	4,864

(*)	Including US$ 15,817 with respect to taxes applicable to the capital gain on the sale of a subsidiary.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

a.	Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994. The Company and its subsidiaries (the “Group”) are engaged in the provision of location-based services and machine-to-machine wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

b.	In November 2006, the Company completed the acquisition of 51% of the issued share capital of ERM Electronic Systems Limited (“ERM”) for $2.8 Million. As a result of the purchase price allocation, the Company recognized goodwill in the amount of US$ 1.6 million. ERM is an Israeli company that develops, manufactures, and markets innovative vehicle security, tracking, and management GSM-based communications solutions for the international market.

c.	On June 25, 2007, the Company completed the acquisition of 100% of the outstanding share capital of Mapa Mapping and Publishing Ltd. and Mapa Internet Ltd. (“Mapa”). Mapa provides geographic information (GIS) in Israel and is the owner of geographic information database for navigation in Israel.

The purchase price for the acquisition included approximately US$9.9 million that was paid to the shareholders of MAPA and an additional sum of approximately US$3.1 million that was transferred to Mapa, which was used to repay Mapa’s loans to its shareholders.

The acquisition was accounted for according to the purchase method of accounting, in accordance with FAS No. 141, Business Combinations and accordingly, the respective purchase price was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition (see Appendix A to the cash flow statement).

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

	US dollars
	Year ended December 31,
(in thousands, except earnings per share)	2007	2006
	(Unaudited)

Revenues	128,808	112,006

Net income	52,211	21,394

Earnings per share:

Basic	2.24	0.92

Diluted	2.23	0.91

d.	On December 31, 2007, the Company completed the sale of the subsidiary, Telematics Wireless Ltd. (Telematics), to a third party (hereinafter: the “purchaser”). Pursuant to the sale transaction, the Company sold its entire shareholdings of Telematics to the purchaser, for an amount of US$ 80 million (based on a specified enterprise value of Telematics, following the purchase of a certain portion of Telematics’ shares by Telematics for the aggregate sum of US$ 5 million).

The purchase price was subject to adjustments based on performance parameters of Telematics in the years 2007 and 2008. The adjustment, based on Telematics’ 2007 performance parameters resulted in a reduction of the enterprise value and therefore reduction of the capital gain in an amount of approximately US$ 3 million, however, such reduction may be decreased based on Telematics’ performance parameters for the year 2008.

The Company was required to deposit an amount of US$5 million in order to secure any adjustments to the purchase price. See below further details regarding arbitration proceedings conducted with the purchaser in respect of the required adjustment to the purchase price and the release of amounts from escrow. In addition, the Company was required to deposit an amount of US$ 7.5 million in an escrow account in order to ensure certain representations and warranties towards the purchaser. Such amount, less any amount paid from the escrow pursuant to a court decision or pending a final court decision will be released to the Company not later than May 31, 2010. The escrow amount was deposited in escrow in January 2008, after receipt of the entire consideration from the buyer.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont)

A.	General (cont.)

1.	Operations (cont.)

d.	(cont.)

In 2008, the Company received a notice from the purchaser (ST (Infocomm) Ltd.), claiming that based on Telematics’ performance parameters for the year 2007, the purchase price needs to be decreased by an amount of approximately US$ 10 million (out of which $3 million was recognized as a reduction of the capital gains, based on Telematics’ 2007 performance parameters, however, such reduction may be decreased based on Telematics’performance parameters for the year 2008) according to the provisions of the sale agreement between the Company and the purchaser. The Company rejected the purchaser’s claims and the amount of the adjustment to the purchase price is yet to be determined, including after examination of Telematics’ 2008 financial statements. Subsequent to the abovementioned notice, the Company and the purchaser commenced arbitration proceedings regarding the adjustment required to be made, if any, to the purchase price, based on Telematics’ performance parameters in the year 2007 and the amount, if any, to be released from the escrow. Although the Company believes that the outcome of the arbitration proceedings will be in their favor, in the event that they are not successful, the outcome could result in a significant loss to the Company, which will be reflected in the results of operations.

As a result of the sale of Telematics, the Company recorded in 2007 a capital gain (net of direct expenses before tax) in an amount of US$ 50 million. The Company did not account for the transaction as a discontinued operation under the provisions of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, since management intends to continue to be involved in the fields of activity of the disposed company and the company intends to continue to purchase products from Telematics.

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

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont)

A.	General (cont.)

2.	Functional currency and translation to the reporting currency (cont.)

The following table presents data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Real

At December 31

2008	3.802	2.337	125.50	points
2007	3.846	1.7713	120.90	points
2006	4.225	2.138	116.92	points

Increase (decrease) during the year:

2008	(1.14)%	31.94%	3.8%
2007	(8.97)%	(17.15)%	3.4%
2006	(8.21)%	(8.66)%	(0.1)%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 1998 average = 100.

3.	Accounting principles

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

D.	Cash deposit in escrow

Restricted cash is invested in certificates of deposit, which mature within one year and are used to ensure certain representations and warranties in connection with the sale of a subsidiary, towards the buyer. See Note 1A1d.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont)

E.	Marketable securities

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”). Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reassesses such determinations at each balance sheet date.

As of December 31, 2008 the investments in marketable securities were designated by management as trading securities and as available-for-sale. As of December 31, 2007, all securities covered by FAS 115 were designated by management as trading securities.

Trading securities are stated at market value. The changes in market value are carried to financial income or expenses.

Trading securities are bought and held principally for the purpose of selling them in the near term. Changes in the fair value based on closing market prices of the securities at the balance sheet date, represent unrealized gains and losses which are included in earnings.

Trading gain for the year 2008 amounted to approximately US$ 2,311,000 in respect of trading securities held by the Group in the reporting period (US$ 452,000 and US$ 773,000 in 2007 and 2006, respectively).

Debt and equity securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net.

FAS 115, SAB 59, “Noncurrent Marketable Equity Securities” and other related pronouncements require the company to perform periodic reviews of individual securities to determine whether a decline in the value of a security is other than temporary. Impairment of the value of an investment may be indicated by conditions such as a prolonged period during which the quoted market value of the investment is less than its original cost, severe losses by the investee in the current year or current and prior years, continued losses by the investee for a period of years, suspension of trading in the securities, liquidity or going concern problems of the investee or a current fair value of the investment that is less than its carrying value. When persuasive evidence exists that causes the Company to determine that a decline in market value of equity securities is other than temporary, the unrealized losses that are considered to be other than temporary are charged to income as an impairment charge. As of December 31, 2008 no impairment charge was recorded with respect to available-for-sale securities.

F.	Company shares held by the Company and its subsidiary

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

G.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers and the information available on such customers. See also Note 19A.

The allowance in respect of trade receivables at December 31, 2008 and 2007 was US$ 821,000 and US$ 754,000, respectively.

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

Investments in such companies in which the company no longer has significant influence, are classified as “investments in other companies”. See J, below.

J.	Investment in other companies

Non-marketable investments in other companies in which the Company does not have a controlling interest or significant influence are accounted for at cost, net of write down for any permanent decrease in value. See Note 4B.

During 2008, the Company wrote-off its investment in a certain company, in an amount of US$ 1.6 million. See Note 4B2.

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

The Group’s long-lived assets are reviewed for impairment in accordance with FAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2008 and 2007, the Company recorded an impairment loss in an amount of US$ 0.4 million and US$ 0.9 million, respectively. See Notes 6 and 7.

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

The initial application of FIN 48 to the Company’s tax positions did not have a material effect on the Company’s Shareholders’ Equity. See also Note 15K.

O.	Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases. According to the provisions of FAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized but rather tested for impairment at least annually. As of December 31, 2008, the Company has determined that there is no impairment with respect to Goodwill. See Notes 1M and 7 with respect to impairment of intangible assets and goodwill recorded in 2008 and 2007.

Intangible assets are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with FAS No. 142, as follows

Years

Technology usage rights	10
Licenses and patents	7
Customer base	5
GIS database	10
Brand name	15
Other	3-10

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont)

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

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes profits or losses.

The liability for employee rights upon retirement in respect of the employees of the non-Israeli subsidiaries of the Company, is calculated on the basis of the labor laws of the country in which the subsidiary is located and is covered by an appropriate accrual.

Severance expenses for the years ended December 31, 2008, 2007 and 2006, amounted to US$ 967,000, US$ 967,000 and US$ 421,000, respectively.

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

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont)

R.	Revenue recognition (cont.)

4.	Revenues from certain long-term contracts (cont.):

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

Subject to long-term contracts accounting, the Company has not had any contracts since December 31, 2007 (the completion of the sale of Telematics Wireless Ltd.).

5.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

6.	Sale and leaseback transactions

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

Advertising expenses for the years ended December 31, 2008, 2007 and 2006 amounted to US$ 7.5 million, US$ 6.1 million and US$ 3.8 million, respectively.

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

In computing diluted earnings per share, basic earnings per share are adjusted to reflect the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method, and the conversion of the convertible capital notes, using the if-converted method. The assumed conversion of such convertible capital notes that have not been converted during the period, was based on the average quoted share prices prior to each balance date (see also Note 16).

X.	Stock-based compensation

The Company accounts for stock based compensation to employees in accordance with FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“FAS No. 123R”), which was adopted effectively commencing January 2006.

FAS 123R requires to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement.

The Company estimates the fair value of employee stock options using a Black-Scholes valuation model. The Company amortizes compensation costs using the graded vesting attribution method over the vesting period, net of estimated forfeitures.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont)

Y.	Comprehensive income (loss)

Comprehensive income, presented in shareholders’ equity, includes, in addition to net income: a) translation gains (losses) of non-Israeli currency financial statements of subsidiaries and affiliated companies and translation gains and losses from the translation of the functional currency to the reporting currency; and, b) unrealized gains (losses) from available for sale marketable securities.

Z.	Fair value measurements

In September 2006, the FASB issued FAS No.157, “Fair Value Measurements”(“FAS 157”). This Statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. However, FAS 157 does not require any new fair value measurement. FAS 157 is effective for fiscal years beginning after November 15, 2007. On February, 2008, the FASB issued Staff Position (“FSP”) FAS 157-2, which delays the effective date of FAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements.

Effective January 1, 2008, the Company adopted FAS 157, with respect to financial assets and liabilities carried at fair value (see also Note 19D) and effective October 10, 2008, the Company adopted FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”), which clarifies the application of FAS 157, in an inactive market and illustrates how an entity would determine fair value in an inactive market. FSP FAS 157 issued in October 2008 and is effective immediately and applies to prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have an impact on the Company’s consolidated results of operations and financial position.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement 115” (“FAS 159”). This pronouncement permits all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value.

Effective January 1, 2008, the Company adopted FAS 159. The adoption did not impact the financial position and results of operations of the Company.

AA.	Recently issued accounting pronouncements

FAS 141(R), “Business Combinations”

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations”. This Statement will replace FAS 141, “Business Combinations” (“FAS 141(R)”). FAS 141(R) retains the fundamental requirements of FAS 141 with respect to the implementation of the acquisition method of accounting (“the purchase method”) for all business combinations and for the identification of the acquirer for each business combination. This Statement also establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, how the acquirer recognizes and measures the goodwill acquired in a business combination and the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

FAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of FAS 141(R) is prohibited. The Company believes that the initial adoption of FAS 141R will not have a material impact on its financial position and results of operations. However, due to the changes described above, consummation of business combinations after the adoption of FAS 141R, could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont)

AA.	Recently issued accounting pronouncements (cont.)

FAS 160, “Noncontrolling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“FAS 160”). This Statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. FAS 160 is effective for fiscal years beginning on or after December 15, 2008 (January 1, 2009 for the Company). Early adoption of FAS 160 is prohibited. The Company believes that the adoption of FAS 160 will not have a material impact on its financial position and results of operations.

FAS No.161 “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133"

In March 2008, the Financial Accounting Standards Board, or FASB, issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133.” (FAS 161). This standard requires companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet adopted the provisions of FAS 161, but does not expect it to have a material impact on its financial position, results of operations or cash flows.

FAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”

In May 2008, the FASB issued FAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (the GAAP hierarchy). FAS 162 is effective sixty days following the SEC’s approval of PCAOB amendments to AU Section 411, “The Meaning of ‘Present Fairly in Conformity With Generally Accepted Accounting Principles’". The Group is currently adhere to the hierarchy of GAAP as presented in FAS 162, and the adoption is not expected to have a material impact on the financial position and results of operations on the Group.

FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”

In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”.

This pronouncement requires enhanced disclosures concerning a company’s treatment of costs incurred to renew or extend the term of a recognized intangible asset. FSP FAS No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (January 1, 2009 for the Company). Early adoption is prohibited. The Company believes that the adoption of FAS No. 142-3 will not have an impact on its financial position and results of operations.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	–	SIGNIFICANT ACCOUNTING POLICIES (cont)

AA.	Recently issued accounting pronouncements (cont.)

FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and 124-2”)

On April 9, 2009, the FASB issued FSP FAS 115-2 and 124-2 which is intended to make the guidance more operational and improve the presentation and disclosure of other-than-temporary impairments (“OTTI”) on debt and equity securities in the financial statements. FSP FAS 115-2 and 124-2 applies to debt securities and requires that the total OTTI be presented in the statement of income with an offset for the amount of impairment that is recognized in other comprehensive income, which amount represents the noncredit component. Noncredit component losses are to be recorded in other comprehensive income if an investor can assess that (a) it does not have the intent to sell or (b) it is not more likely than not that it will have to sell the security prior to its anticipated recovery. FSP FAS 115-2 and 124-2 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. FSP FAS 115-2 and 124-2 will be applied prospectively with a cumulative effect transition adjustment as of the beginning of the period in which it is adopted. An entity early adopting FSP FAS 115-2 and 124-2 must also early adopt FSP FAS 157-4 (as described below). The Company is currently evaluating the impact of FSP FAS 115-2 and 124-2 on the consolidated financial statements.

FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”).

On April 9, 2009, the FASB issued FSP FAS 157-4 which provides additional guidance on determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurements under FAS 157, Fair Value Measurements. FSP FAS 157-4 will be applied prospectively and retrospective application will not be permitted. FSP FAS 157-4 will be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting FSP FAS 157-4 must also early adopt FSP FAS 115-2 and 124-2. The Company is currently evaluating the impact of FSP FAS 157-4 on the consolidated financial statements.

NOTE 2	–	OTHER CURRENT ASSETS

Composition:

	US dollars
	December 31,
(in thousands)	2008	2007

Prepaid expenses	897	903
Government institutions	3,601	2,065
Deferred taxes	62	61
Advances to suppliers	812	558
Employees	103	146
Accounts receivable in respect of sale of subsidiary (*)	-	79,844
Others	12	206

	5,487	83,783

(*)	The entire amount was repaid during January 2008.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3	–	INVENTORIES

Composition:

	US dollars
	December 31,
(in thousands)	2008	2007

Finished products	10,538	11,954
Raw materials	840	1,156
Work in progress	281	148

	11,659	13,258

NOTE 4	–	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investments in affiliated company

1.	Icomtrade Ltd. (“Icomtrade”)

The Company holds 50% of the shares of Icomtrade.

The balance of the Company’s investment in Icomtrade as of December 31, 2008 and 2007 was US$ 180,000 and US$ 191,000, respectively. As of December 31, 2008 and 2007, these balances included a loan in the amount of US$ 214,000 and US$ 204,000, respectively.

The loan is linked to the Israeli Consumer Price Index and bears interest.

2.	MatysOnBoard Ltd. (“Matys”)

The Company held 25% of the shares of Matys through a consolidated company.

The balance of the Company’s investment in MatysOnBoard Ltd. as of December 31, 2007 was zero (US$ 0). As of December 31, 2007, these balances included a loan in the amount of US$ 688,000.

In January 2008, the consolidated company sold its entire investment in Matys (including the loan) for no consideration.

B.	Investments in other companies

1.	Locationet Systems Ltd. (“Locationet”)

On December 31, 2006, the Company and a former subsidiary held together 21.28% of the shares of Locationet (10.64% were held by each of the companies) and as the group had significant influence, the investment in Locationet was classified and accounted for as an investment in an affiliated company. On December 31, 2007, the Company completed the sale of the subsidiary (see Note 1A1d), as a result of which, the Company no longer has significant influence in Locationet and therefore the investment was classified among investment in other companies and accounted for at cost, as at that date. See Note 1J.

The balance of the Company’s investment in Locationet as of December 31, 2008 and 2007 was US$80,000.

2.	Korea Location Information & Communications Ltd. (“KLIC”)

The Company purchased 3.73% of the shares of KLIC in March 2007.

KLIC was established to operate a location based service in Korea by third parties.

In the fourth quarter of 2008, the Company wrote off the entire balance of this investment in an amount of US$ 1,617,000 due to the fact that KLIC failed to meet its financial/operational targets.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	–	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (cont.)

C.	Available for sale marketable securities

As of December 31, 2008, the available-for-sale securities comprised of equity securities of certain public Company.

At December 31, 2008, the fair value, cost and gross unrealized holding gains and losses of such securities were as follows:

	US dollars
(in thousands)	Fair value	Cost	Gross unrealized holding losses

December 31, 2008	2,988	3,397	409

As of December 31, 2008, the gross unrealized holding losses included a loss from translation differences in an amount of US$ 249 thousand.

Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, and the Company intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

As of December 31, 2008, the available-for-sale marketable securities were classified as long-term investment based on the intended time of realizing the security.

NOTE 5	–	PROPERTY AND EQUIPMENT, NET

A.	Composition:

	US dollars
	December 31,
(in thousands)	2008	2007

Operating equipment	36,389	32,628
Office furniture, equipment and computers	12,239	10,540
Land	827	1,091
Buildings	2,455	3,238
Vehicles	1,993	1,646
Leasehold improvements	1,955	1,629

	55,858	50,772

Less - accumulated depreciation and amortization	(28,784)	(26,332)

	27,074	24,440

B.	In the years ended December 31, 2008, 2007 and 2006, depreciation and amortization expense was US$ 8.2 million, US$ 6 million and US$ 3.7 million, respectively and additional equipment was purchased in an amount of US$ 16.9 million, US$ 9.6 million and US$ 12.1 million, respectively.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6	–	INTANGIBLE ASSETS, NET

A.	Intangible assets, net, consisted of the following:

	US dollars
(in thousands)	December 31, 2007		2008	December 31, 2008	2008
	Unamortized balance		Original amount	Accumulated amortization	Unamortized balance

Technology usage rights	272		4,023	(4,023)	-

Licenses and patent registration	1,000	(**)	2,762	(1,882)	880

GIS database (*)	3,919		4,072	(644)	3,428

Customer base (*)	1,122		1,197	(376)	821

Brand name (*)	1,200		1,236	(131)	1,105

Others (*)	1,288	(**)	5,537	(4,804)	733

	8,801		18,827	(11,860)	6,967

(*)	Regarding additions to intangible assets during 2007, see Note 1A.1.c.

(**)	See B. below.

Amortization of intangible assets amounted to US$ 1,505,000, US$ 1,124,000 and US$ 428,000 for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2009 – US$ 1,195,000; 2010 –US$ 1,034,000; 2011 – US$ 860,000; 2012 – US$ 800,000, 2013- US$ 619,000.

B.	During 2008 and 2007, the Company recorded an amount of US$ 415,000 and US$ 366,000 respectively, as an impairment loss with respect to the licenses and others.

The impairment amount was included in “other expenses (income), net”, and was based on valuation performed by management.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	–	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

	US dollars
	Wireless communications products	Location based services	Cellular communications services	Total
	(in thousands)

Balance as of January 1, 2007	976	3,307	253	4,536

Changes during 2007:

Goodwill resulting from acquisitions
during the year (*)	3,964	1,803	-	5,767
Realization of goodwill in respect of
sale of a subsidiary (**)	(479)	-	-	(479)
Impairment (***)	(291)	-	(278)	(569)
Translation differences	103	248	25	376

Balance as of December 31, 2007	4,273	5,358	-	9,631

Changes during 2008:

Translation differences	37	62	-	99

Balance as of December 31, 2008	4,310	5,420	-	9,730

(*)	See Note 1A.1.c.
(**)	See Note 1A.1.d.
(***)	See Note B. below.

B.	During 2007, the Company recorded an amount of US$ 569,000, as an impairment loss with respect to goodwill.

The impairment amount was included in “other expenses (income), net”, and was based on valuation performed by management using the income approach.

NOTE 8	–	CREDIT FROM BANKING INSTITUTIONS

A.	Composition:

	Interest rates as of	US dollars
	December 31,	December 31,
(in thousands)	2008	2008	2007
	%

Revolving credit - in NIS	5	63	318
Revolving credit - in R$	18	257	-

		320	318

B.	Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2008, aggregated to US$ 1.9 million.

C.	Liens – see Note 10B.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	–	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2008		2007

Accrued expenses	8,916	(**)	12,594	(*)
Employees and institutions in respect thereof	3,389		3,044
Government institutions	3,908		17,802	(*)
Related party	11		58
Others	109		94

	16,333		33,592

(*)	Accrued expenses include US$ 9,732 thousand and Government institutions include US$ 14,867 thousand, as direct expenses and income tax, as a result of the sale of the subsidiary. See also Note 1A.1.d.

(**)	Includes approximately US$ 3 million regarding the sale of a subsidiary.

NOTE 10	–	CONTINGENT LIABILITIES, LIENS AND GUARANTEES

A.	Claims

1.	The Company is involved in litigation with Leonardo L.P., a US-based hedge fund (“Leonardo”), arising from a financial transaction entered into between the Company and Leonardo in February 2000. Pursuant to the terms of this financial transaction, the Company received a cash investment of $12 million in exchange for certain notes that were convertible into ordinary shares of the Company according to a pre-determined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($14.7) per share or an average trading price of the shares of the Company for a defined period prior to conversion. The conversion price was used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price. On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 720,000 of the ordinary shares of the Company. As part of the terms of this financial transaction, and, as required by the rules of the Tel-Aviv Stock Exchange (“TASE”) where the ordinary shares of the Company are currently traded, the Company was required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of the ordinary shares of the Company as the number of registered shares that could be issued under the notes. The Company understood the terms of the financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to the Company, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would the Company be required to deliver more than 2,250,000 of its ordinary shares. The Company believes that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of the ordinary shares of the Company. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of the ordinary shares of the Company. The Company believes that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10	–	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

1.	(cont.)

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

The parties are currently in the stages of pleading the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of the ordinary shares of the Company into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the repayment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of the ordinary shares of the Company between the maturity date and the date of the court’s decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo’s alleged claim that on January 29, 2002, the Company also breached the same agreement because Moked Ituran Ltd. (the parent company), distributed some of its shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the Company’s shares that it held at the time the Company entered into the financial transaction with Leonardo. Although there can be no assurances as to the final outcome of this litigation, the Company believes that the maximum liability that it could have in this matter, assuming that a court rejects its interpretation of the agreements or determines that the Company have otherwise defaulted in the notes, is approximately $9.6 million. While the Company cannot predict the outcome of this case, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of the Company’s ordinary shares, could result in significant costs adversely affect the results of operations. In addition, the issuance of ordinary shares to Leonardo may impact the share price of the ordinary shares and would dilute our shareholders’ ownership percentage.

2.	On July 8, 2005, a class action was filed against a subsidiary of the Company, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be heard as part of a class action. Such motion was denied by the court, the pre-certification discovery process was completed and a certification hearing is yet to be scheduled. The plaintiff agreed to limit the class action to Pennsylvania actions only and the maximum potential amount of damages that the Company estimate that the subsidiary may be liable for pursuant to the provisions of the Telephone Consumer Protection Act if the plaintiffs prevail ranges between $500,000 to $750,000 in the aggregate for all class plaintiffs, plus punitive damages and expenses. The Company does not believe that the plaintiffs will prevail and, even if they do prevail, the Company does not believe that the resolution of this claim will have a material effect on its revenues, operations or liquidity.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10	–	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

B.	Liens

To guarantee the liabilities of the Group to banks, the Company has registered the following pledges:

On monies due and/or due in the future from the bank clearing house, as well as a first degree floating lien on all of the property and assets of the Company and on the insurance rights thereto.

C.	The Company was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the market for the provision of systems for the location of vehicles in Israel. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli Antitrust Authority may further declare that the Company has abused its position in the market. Any such declaration in any suit in which it is claimed that the Company engages in anti-competitive conduct may serve as prima facie evidence that the Company is either a monopoly or that it has engaged in anti-competitive behavior. Furthermore, it may be ordered to take or refrain from taking certain actions, such as setting maximum prices, in order to protect against unfair competition.

D.	Commitments

1.	As of December 31, 2008, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows: 2009 – US$ 2.2 million; 2010 – US$ 2.0 million; 2011 – US$ 1.8 million; 2012 and thereafter – US$ 3.0 million.

The leasing fees expensed in each of the years ended December 31, 2008, 2007 and 2006, were US$ 2.9 million, US$ 2.9 million and US$ 2.7 million, respectively.

2.	In November 2007, the Company entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which (after the completion of the sale of Telematics), the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for a price and subject to other conditions as detailed in the agreement. In addition, each of the Company and Telematics undertook toward one another not to compete in each other’s exclusive markets in the area of Teletrac system and technology or similar RF terrestrial location systems and technology. The agreement is for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 month periods, unless non-renewal notice is sent by one of the parties to the other.

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

See Note 1A1d.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	–	CAPITAL NOTES

1.	On February 7, 2000, the Company entered into an agreement with Leonardo L.P., a foreign company (“Leonardo”), for a private placement of capital notes in return for an amount of US$ 12 million.

The capital notes were convertible into Company shares until the end of the three-year period following their date of issue. The capital notes entitle their holders (until such time as they are converted into shares) to interest of 3.5% per annum, to be paid in cash or to be added to the principal, at the discretion of the Company.

The capital notes were convertible into ordinary shares of the Company, par value NIS 0.33 1/3 each. During the first 90-day period following the issuance of the capital notes, the conversion rate was NIS 67.3 (US$ 15.9) per share. Subsequently, the conversion rate was set as the lower of an amount of NIS 67.3 (US$ 15.9) per share or an amount equal to the average of the lowest 10 prices of the share during the 60 trading-day period prior to the date of the conversion of the capital notes.

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

The Company elected not to pay the interest in cash. The effect of the accrued interest was reflected in the number of shares issued.

As of the contractual maturity of the notes, the Company does not accrue any interest in respect of the capital notes

2.	See Note 10A1 for a discussion regarding a pending legal action in connection with the notes.

NOTE 12	–	SHAREHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31, 2007 and 2008	Registered	Issued and fully paid

Ordinary shares of NIS 0.33 1/3 each	60,000,000	23,475,431

2.	Since May 1998, the Company has been trading its shares on the Tel-Aviv Stock Exchange (“TASE”). On September 2005, the Company registered its Ordinary shares for trade in the United States. On that day, the Company issued 4,256,000 shares for an aggregate price of US$ 55.3 million before issuance expenses (including 416,000 shares which were sold to the underwriters).

3.	The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

4.	As of December 31, 2008, 10.7% of the share capital of the Company is held by the Company and its subsidiary. As of December 31, 2007, 2.1% of the share capital of the Company was held by the Company.

5.	Shares held by the Company and its subsidiaries have no voting rights.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	–	SHAREHOLDERS’ EQUITY (cont.)

A.	Share capital (cont.)

6.	On July 17, 2006, the board of the Company authorized the repurchase of ordinary shares up to US$ 10 million. On January 24, 2008 the Company’s board of directors authorized an increase of an additional $10 million. On May 20, 2008, the Company’s board of directors authorized another increase of additional $10 million up to an aggregate amount of $30 million.

During 2008, 2007 and 2006, the Company has repurchased 2,015,924 ordinary shares (of which 924,433 ordinary shares were purchased by its subsidiary, Ituran Cellular Communication Ltd.) equal to US$ 24.2 million, 431,287 ordinary shares equal to US$ 4.9 million and 60,103 ordinary shares equal to US$ 0.9, respectively.

7.	During September 2005, the Company’s board of directors authorized the increase of the registered share capital of the Company to 60,000,000 shares.

8.	On September 22, 2005, the Company effected a share split pursuant to which each of its ordinary shares was converted into 3 ordinary shares. Unless otherwise noted, all share and per share amounts for all periods presented have been retroactively restated to give effect to this share split.

B.	Stock option plans of the Company

1.	On August 23, 2001, the Company’s Board of Directors approved an employee stock option plan (the “2001 Plan”) for the grant, without consideration, of up to 282,244 options, exercisable into 846,732 ordinary shares of NIS 0.33 1/3 par value of the Company to certain employees and senior executives of the Company and its subsidiaries. The exercise price of each option was NIS 1. 32,324 options were fully vested on the date of grant and the remaining options under the plan vest over a period of 1-3 years (mainly 3) based on the employment status of each grantee. Any option not exercised within 3 years after the date such option vests will expire. Through December 31, 2007, all options under the 2001 Plan were granted and fully vested and all the options were exercised.

2.	The following table presents a summary of the status of the option plans as of December 31, 2008, 2007 and 2006, and changes during the years ended on those dates:

	Number	Weighted average exercise price(*)	Number	Weighted average exercise price(*)	Number	Weighted average exercise price(*)
Year ended December 31,	2008		2007		2006

Balance outstanding at beginning of
year	-	-	51,308	NIS 1	128,016	NIS 1
Exercised	-	-	(51,308)	NIS 1	(76,708)	NIS 1
Granted	-	-	-	-	-	-
Expired	-	-	-	-	-	-

Balance outstanding at end of year	-	-	-	NIS 1	51,308	NIS 1

Balance exercisable at end of year	-	-	-	NIS 1	51,308	NIS 1

(*)	Each option was exercisable into 3 shares.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	–	SHAREHOLDERS’ EQUITY (cont.)

C.	Retained earnings

1.	In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired by the Company and its subsidiaries (that are presented as a separate item in the statement of changes in shareholders’ equity) must be deducted from the amount of retained earnings.

2.	On January 2004, the board of directors of the Company approved its dividend distribution policy whereby the Company would distribute annually 25% of its net income on the basis of the results of the Company each year, on condition that such distribution would not prevent the Company from meeting its existing and future commitments when they come due.

3.	Dividends are declared and paid in NIS. Dividends paid to shareholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of payment.

4.	In April 2006, the Company distributed a dividend of approximately US$ 3.7 million (NIS 17.5 million), on the basis of the results of the Company for the year ended December 31, 2005.

5.	In April 2007, the Company distributed a dividend of approximately US$ 4.8 million (NIS 20.1 million), on the basis of the results of the Company for the year ended December 31, 2006.

6.	In April 2008, the Company distributed a dividend of approximately US$ 29.1 million (NIS 108 million), on the basis of the results of the Company for the year ended December 31, 2007.

7.	In February 2009, the company declared a dividend of approximately US$ 3.7 million (NIS 15.5) on the basis of the results of the company for the year ended December 31, 2008. The dividend was paid in April 2009.

8.	Dividends paid per share in the years ended December 31, 2008, 2007 and 2006 were US$ 1.34, US$ 0.21 and US$ 0.16, respectively.

NOTE 13	–	OTHER EXPENSES (INCOME), NET

	US dollars
	Year ended December 31,
(in thousands)	2008	2007		2006

Capital gain on the sale of a subsidiary	-	(50,107	)(*)	-
Decline in value of goodwill and intangible assets	415	935	(**)	-
Other	3	34		3

	418	(49,138)		3

(*)	See Note 1.A.1.d.

(**)	See Notes 6 and 7.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	–	FINANCING INCOME, NET

	US dollars
	Year ended December 31,
(in thousands)	2008	2007	2006

Interest expenses in respect of long-term loans	-	(4)	(98)
Short-term interest expenses	(661)	(286)	(297)
Gains (losses) on derivative financial instruments	-	(157)	(229)
Gains in respect of marketable securities	2,311	452	773
Exchange rate differences and others, net	(1,816)	1,222	1,737

	(166)	1,227	1,886

NOTE 15	–	TAXES ON INCOME

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2008	2007		2006

Income taxes (tax benefit):
Current taxes:
In Israel	4,738	17,616	(*)	3,105
Outside Israel	4,705	3,902		3,092

	9,443	21,518		6,197

Deferred taxes:
In Israel	(364)	(450	)(*)	450
Outside Israel	(1,169)	(541)		195

	(1,533)	(991)		645

Taxes in respect of prior years:
In Israel	(14)	426		(261)
Outside Israel	-	-		-

	(14)	426		(261)

	7,896	20,953		6,581

(*)	Including an amount of US$ 14,867 thousand in respect of a capital gain from sale of subsidiary. See Note 1.A.1.d.

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Until December 31, 2007, the Company and its Israeli subsidiaries reported income for tax purposes in accordance with the provisions of the Inflationary Adjustments Law, whereby taxable income was measured in NIS, adjusted for changes in the Israeli Consumer Price Index where results of operations for tax purposes were measured in terms of earnings in NIS after adjustments for changes in the Israeli Consumer Price Index (“CPI”). Commencing January 1, 2008, this law became void and in its place there are transition provisions, whereby the results of operations for tax purposes are measured on a nominal basis.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	–	TAXES ON INCOME (cont.)

C.	The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”)

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

The Company has received final tax assessments through the 2002 tax year. The Israeli subsidiary has received final tax assessments through the 2003 tax year. The other subsidiaries have not been assessed since incorporation.

G.	Carryforward tax losses

Carryforward tax losses of an Israeli subsidiary as of December 31, 2008 amount to US$ 1.2 million.

Carryforward tax losses in Israel may be utilized indefinitely.

As of December 31, 2008, the Company’s non-Israeli subsidiaries in the United States have available estimated carryforward tax losses of approximately US$ 14.7 million.

Regarding the subsidiary in the United States, carryforward tax losses may be utilized until 2021.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	–	TAXES ON INCOME (cont.)

H.	The following is a reconciliation between the theoretical tax on pre-tax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2008	2007	2006

Pretax income	23,877	73,726	26,618
Statutory tax rate	27%	29%	31%

Tax computed at the ordinary tax rate	6,447	21,380	8,252
Non-deductible expenses	218	203	201
Tax in respect of approved enterprises and translation
differences	-	-	(1,601)
Losses in respect of which no deferred taxes were
generated	480	500	180
Utilization of losses of prior years in respect of
which no deferred taxes were generated	-	-	(27)
Deductible financial expenses recorded to additional
paid-in capital	(389)	(430)	(596)
Taxes in respect of prior years	14	(422)	(262)
Taxes in respect of withholding at the source from
royalties	134	108	200
Others	992	(386)	234

	7,896	20,953	6,581

I.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2008	2007

Deferred taxes included in other current assets:

Provision for employee-related obligations	62	61

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2008	2007

Long-term deferred income taxes:

Provision for employee related obligations	457	588
Carryforward tax losses	5,560	5,460
Other timing differences, net	1,128	285

	7,145	6,333
Valuation allowance	(2,064)	(2,198)

	5,081	4,135

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	–	TAXES ON INCOME (cont.)

J.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2008	2007		2006

The Company and its Israeli subsidiaries	13,413	65,763	(*)	17,392
Non-Israeli subsidiaries	10,464	7,963		9,226

	23,877	73,726		26,618

(*)	Including US$ 50,107 thousand of a capital gain in respect of the sale of a subsidiary. See Note 1.A.1.d.

K.	Uncertain tax positions

As stated in Note 1M, effective January 1, 2007, the Company adopted FIN 48, “Accounting for Uncertainly in Income Taxes – an interpretation of FAS 109 ”, which was issued in July 2006. As of the date of adoption, there was no difference in the Company’s tax contingencies under the provisions of FIN 48, since the amount of liability with respect to tax contingencies was fully provided. As a result, there was no effect on the Company’s shareholders equity upon the Company’s adoption of FIN 48.

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil. Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

US dollars
(in thousands)

Balance at January 1, 2008	4,283
Translation differences	50
Additions based on tax positions related to the current year	-

Balance at December 31, 2008	4,333

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero, therefore as of December 31, 2008, the liability with respect to uncertain tax positions is presented as short-term liability in the balance sheet.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	–	EARNINGS PER SHARE

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2008	2007	2006

Net income used for the computation of basic and diluted
earnings per share	14,882	51,474	19,259

	Number of shares
	Year ended December 31,
(in thousands)	2008	2007	2006

Weighted average number of shares used in the computation of
basic earnings per share	21,431	23,315	23,194

Add:

Additional shares from the assumed exercise of employee
stock options, net	-	98	254

Weighted average number of additional shares issued upon
the assumed conversion of capital notes (*)	9	9	9

Weighted average number of shares used in the computation of
diluted earnings per share	21,440	23,422	23,457

(*)	See Note 11.

NOTE 17	–	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company pays US$ 258 thousand and US$ 224 thousand, respectively, per annum.

B.	In February 2003, an agreement was signed between the Company and A. Sheratzky Holdings Ltd., a wholly-owned and controlled company belonging to Mr. Izzy Sheratzky, Chairman of the Company’s Board of Directors. The agreement includes, among other things, the cost of Mr. Izzy Sheratzky’s monthly employment in an amount of NIS 85,500 (US$ 23,800), entertainment expenses, car maintenance expenses, cellular phone, and entitlement to participate in the profits of the Company in an amount equal to 5% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The agreement is for a two-year period, with automatic two-year extensions, unless either of the parties gives 180-day advance notice of its intention to terminate the agreement.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	–	RELATED PARTIES (cont.)

C.	On September 5, 2002, the Company entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky (the Co-CEO’s of the Company), pursuance to which A. Sheratzky Holdings will provide management services to the Company through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307 (US$ 13,600 and US$ 13,700), respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. In January 2004, changes in the employment terms of the two Co-CEOs of the Company were approved, whereby each would be entitled to an annual bonus equal to 1% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The aggregate amounts paid to A. Sheratzky Holdings in 2008, 2007 and 2006 (including with respect to B. above), were approximately US$ 5,266,000, US$ 2,855,000 and US$ 2,581,000, respectively.

D.	In March 1998, an agreement was approved with an interested party, Prof. Yehuda Kahane, for financial consulting, whereby the Company would pay the consultant monthly consulting fees of NIS 4,000 (US$ 900), linked to the Israeli Consumer Price Index in respect of January 1998. In May 2003, the Company approved an increase in the consideration paid, to a total cost of NIS 15,000 (US$ 4,100) a month, linked to the Israeli Consumer Price Index. The aggregate amount paid to Professor Kahane in each of the years 2008, 2007 and 2006 was approximately US$ 54,000, US$ 45,000 and US$ 47,000, respectively.

E.	On January 23, 2007, the Company’s subsidiary, E-Com Global Electronic Commerce Ltd. (“ERM”), signed an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that company, in consideration of monthly payments in the amount of NIS 25,000 (US$ 7,000), in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In his position, Mr. Sheratzky will report to the CEO. The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in ERM’s profits before tax (up to a maximum amount of 1% of that company’s profits before tax), based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

The aggregate amount paid to Mr. Gil Sheratzky in 2008 and 2007 was approximately US$ 175,000 and US$ 120,000, respectively.

NOTE 18	–	SEGMENT REPORTING

A.	General information:

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

The Company provides location-based services in Israel, Brazil, Argentina and the United States.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	–	SEGMENT REPORTING (cont.)

A.	General information (cont.):

Wireless communications products:

The wireless communications product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, automated meter reading and automatic vehicle identification. The Company sells products to customers in Israel, Argentina, Brazil, United States, China, Korea and others.

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location-based services	Wireless communications products		Other	Total

Year ended December 31, 2006

Revenues	54,048	50,004		-	104,052
Operating income	16,648	8,084		-	24,732
Assets	418	33,835		88	34,341
Goodwill	1,675	2,607		254	4,536
Expenditures for assets	-	2,459		-	2,459
Depreciation and amortization	-	357		-	357

Year ended December 31, 2007

Revenues	64,634	60,204		-	124,838
Operating income	16,227	56,272	(*)	-	72,499
Assets	743	7,048		98	7,889
Goodwill	4,273	5,358		-	9,631
Expenditures for assets	2,251	631		-	2,882
Depreciation and amortization	57	500		-	557

Year ended December 31, 2008

Revenues	86,051	46,565		-	132,616
Operating income	22,090	3,570		-	25,660
Assets	753	6,442		139	7,334
Goodwill	4,310	5,420		-	9,730
Expenditures for assets	13	116		-	129
Depreciation and amortization	111	72		-	183

(*)	Including an amount of US$ 50,107 thousand in respect of a capital gain on the sale of a subsidiary. See Note 1.A.1.d.

C.	Information about reported segment profit or loss and assets:

–	The evaluation of performance is based on income from operations of each of the reportable segments.

–	Accounting policies of the segments are the same as those described in the accounting policies applied in the financial statements.

–	Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

–	Financing expenses, net, other expenses, net, taxes on income, minority interests and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	–	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2008	2007		2006

Total revenues of reportable segment and
consolidated revenues	132,616	124,838		104,052

Operating income
Total operating income for reportable segments	25,660	72,499		24,732
Unallocated amounts:
Other expenses	(1,617)	-		-
Financing income (expenses), net	(166)	1,227		1,886

Consolidated income before taxes on income	23,877	73,726		26,618

Assets
Total assets for reportable segments	17,064 (*)	17,520	(*)	38,877	(*)
Other unallocated amounts:
Current assets	93,549	156,340		79,501
Investments in affiliated and other companies	3,248	1,869		881
Property and equipment, net	26,793	24,152		17,162
Other assets	6,710	8,449		2,423
Other unallocated amounts	10,535	8,229		5,995

Consolidated total assets (at year end)	157,899	216,559		144,839

Other significant items
Total expenditures for assets of reportable segments	129	2,628		2,459
Unallocated amounts	16,818	19,409		11,567

Consolidated total expenditures for assets	16,947	22,041	(**)	14,026	(**)

Total depreciation and amortization for
reportable segments	183	557		357
Unallocated amounts	9,932	7,523		3,848

Consolidated total depreciation and amortization	10,115	8,080		4,205

(*)	Including goodwill.

(**)	Including long-lived assets allocated to segments acquired through acquisition of subsidiaries.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	–	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2008	2007	2006

Israel	74,878	57,283	39,587
United States	3,214	19,825	19,914
Brazil	42,838	33,125	25,821
Argentina	11,193	10,206	9,852
China and Korea	-	4,399	8,878
Others	493	-	-

Total	132,616	124,838	104,052

	Property and equipment, net
	December 31,
(in thousands)	2008	2007	2006

Israel	5,661	4,804	4,658
United States	30	128	353
Brazil	16,240	15,008	11,035
Argentina	5,143	4,500	3,063

Total	27,074	24,440	19,109

–	Revenues were attributed to countries based on customer location.

–	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2007 and 2006, sales to a certain single customer amounted to 10.8% and 12.7%, respectively, of the total revenues. During 2008 , there were no sales exceeding 10% of total revenues.

NOTE 19	–	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Most of the Group’s cash and cash equivalents and short-term investments (including investments in trading marketable securities), as of December 31, 2008 and 2007, were deposited with major Israeli banks and treasury bonds of US Governments. The Company is of the opinion that the credit risk in respect of these balances is immaterial

Most of the Group’s sales are made in Israel, South America and the United States, to a large number of customers, mainly to insurance companies. Accordingly, the Group’s trade receivables do not represent a substantial concentration of credit risk.

B.	Fair value of financial instruments

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, investment in marketable securities, accounts receivable, accounts payable and other current liabilities) approximates their carrying value, due to the short-term maturity of such instruments.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	–	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

C.	Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency.

From time to time, the Company enters into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly from subscription fees to be received), denominated in currencies other than the functional currency, will be affected by changes in exchange rates. The Company has a certain limited involvement with derivative financial instruments for trading purposes.

As of December 31, 2008 and 2007, the Company was not party to foreign currency derivatives that were either designated and accounted as hedging instruments under FAS No. 133, or for other purposes.

However, after balance sheet date, the Company became party to foreign exchange derivative instruments (mainly forward contract) which were designated to hedge cash flows expected to be paid in connection with future purchases of inventory.

D.	As described in Note 1Y above, Effective January 1, 2008, the Company adopted FAS 157 and FSP FAS No. 157-3. According to FAS 157, fair value is an exit price, representing the amount that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is required to be determined based on the assumptions that market participants would use to determine the price of an asset or a liability.

As a basis for considering such assumptions, FAS 157 establishes the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 – Unobservable inputs are used when little or no market data is available. Level 3 inputs are considered as the lowest priority under the fair value hierarchy.

In determining fair value, companies are required to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as to consider counterparty credit risk in the assessment of fair value.

In accordance with the provisions of FAS 157, the Company measured cash equivalents and the investments in marketable securities at fair value. Such financial instruments are classified within Level 1 due to the fact that these assets are valued using quoted market prices.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	–	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

D.	(cont.)

The Company’s financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2008:

	US Dollars
	December 31, 2008
(in thousands)	Level 1	Level 2	Level 3

Marketable securities:
Trading securities (*)	30,159	-	-
Available for sale (**)	2,988	-	-

Total	33,147	-	-

(*)	The entire balance consist of US government debentures.

(**)	See Note 4C.

Estudio Urien & Asociados

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Iturán Argentina S.A.

We have audited the accompanying balance sheets of Ituran Argentina S.A. (the “Company”) as of December 31, 2008 and 2007 and the related statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Company’s management and its Board of Directors, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Iturán Argentina S.A. internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 10, 2009 expressed an unqualified opinion on those financial statements.

Gustavo R. Chesta (Partner) Estudio Urien & Asociados Buenos Aires, Argentina February 10, 2009

Report of independent registered public accounting firm

To the shareholders of Teleran Holding Ltda. – Brazilian entity:

1.	We have audited the accompanying consolidated balance sheets of Teleran Holding Ltda. (a Limited Liability Company) and its subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2008 and 2007and the consolidated results of their operations and their consolidated cash flows for each of three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

4.	We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teleran Holding Ltda.‘s and Its subsidiary internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 12, 2009 expressed an unqualified opinion thereon.

São Paulo, May 12, 2009.

Terco Grant Thornton Auditores Independentes

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant)

By: /s/ Eyal Sheratzky —————————————— Eyal Sheratzky	/s/ Nir Sheratzky —————————————— Nir Sheratzky
Co-Chief Executive Officer

Dated: May 27, 2009