Form 20-F
period 2009-12-31
Ituran Location & Control Ltd.
filed 2010-05-24
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Yes ☒ No ☐

         Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

         Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☐                                           Accelerated Filer ☒                                           Non-accelerated filer ☐

         Indicate by check mark which basis of accounting the registrant had used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]

Indicate by check mark whether the registrant has filed all documents and reports required to be fikled by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1034 subsequent to the distribution of securities under a plan confirmed by a court.

 Yes ☐ No ☐

i

ITEM 8.	FINANCIAL INFORMATION	57

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	57
B.	SIGNIFICANT CHANGES	59

ITEM 9.	THE OFFER AND LISTING	59

A.	OFFER AND LISTING DETAILS	59
B.	PLAN OF DISTRIBUTION	61
C.	MARKETS	61
D.	SELLING SHAREHOLDERS	61
E.	DILUTION	61
F.	EXPENSES OF THE ISSUE	61

ITEM 10.	ADDITIONAL INFORMATION	61

A.	SHARE CAPITAL	61
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	61
C.	MATERIAL CONTRACTS	67
D.	EXCHANGE CONTROLS	68
E.	TAXATION	68
F.	DIVIDENDS AND PAYING AGENTS	73
G.	STATEMENT BY EXPERTS	73
H.	DOCUMENTS ON DISPLAY	74
I.	SUBSIDIARY INFORMATION	74

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	74

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	75

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75

ITEM 15.	CONTROLS AND PROCEDURES	75

ITEM 15T.	CONTROLS AND PROCEDURES	75

ITEM 16.	[RESERVED]	76

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	84

ITEM 16B.	CODE OF ETHICS	84

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	84

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	84

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

          Our selected consolidated statements of income data for the years ended December 31, 2007, 2008 and 2009 and our selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from other audited financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income

	Year Ended December 31,
	2009	2008	2007	2006	2005
	In USD
	In thousands, except per share amounts
Revenues:
Location based services	91,574	86,051	64,634	54,048	44,128
Wireless communications products	29,807	46,565	60,204	50,004	43,806
Other	-	-	-	-	2,192
Total Revenues	121,381	132,616	124,838	104,052	90,126
Cost of Revenues:
Location based services	33,377	31,386	23,630	18,419	14,987
Wireless communication products	27,445	37,611	44,009	35,434	30,956
Other	-	-	-	-	1,643
Total cost of revenues	60,822	68,997	67,639	53,853	47,586
Gross profits	60,559	63,619	57,199	50,199	42,540
Operating Expenses:
Research and development expenses	372	408	2,991	2,682	2,799
Selling and marketing expenses	7,684	9,628	8,218	5,123	4,876
General and administrative expenses	27,213	27,505	22,629	17,659	14,959
Other expenses (income), net	908	418	(49,138)	3	(16)
Total operating expenses (income)	36,177	37,959	(15,300)	25,467	22,618
Operating Income	24,382	25,660	72,499	24,732	19,922
Other expenses	-	(1,617)	-	-	-
Financing income (expenses), net	1,604	(166)	1,227	1,886	906
Income before taxes on income	25,986	23,877	73,726	26,618	20,828
Taxes on income	(7,139)	(7,896)	(20,953)	(6,581)	(5,295)
Income after tax on income	18,847	15,981	52,773	20,037	15,533
Share in gains (losses) of affiliated companies, net	13	(25)	(516)	(213)	(355)
Net income	18,860	15,956	52,257	19,824	15,178
Less: net income attributable to non-controlling interest	(668)	(1,074)	(783)	(565)	(803	)(1)
Net income attributable to Company shareholders	18,192	14,882	51,474	19,259	14,375
Earning per share
Basic	$0.87	$0.69	$2.21	$0.83	$0.73
Diluted	$0.87	$0.69	$2.20	$0.82	$0.71
Weighted average number of shares outstanding
Basic	20,968	21,431	23,315	23,194	19,736
Diluted	20,977	21,440	23,422	23,457	20,254

 (1) including $287 thousand for prior years (a decrease of $0.02 earning per share) as a result of recalculation of minority interests in income from subsidiaries, which does not have a material effect on our financial results.

Consolidated Balance Sheets Data

	Year Ended December 31,
	2009	2008		2007		2006		2005
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in marketable securities	78,093	55,668		38,227		59,846		58,429
Working Capital	75,997	60,073	*	110,432		73,434		60,995
Total Assets	185,868	157,899		216,559		144,839		116,484
Total Liabilities	52,025	45,220	**	64,108	**	45,390	**	38,988	**
Retained Earnings	66,607	51,981		66,239		19,604		4,048
Shareholders Equity	130,126	109,555		149,591		96,871		75,762

    *Reclassified from short term liabilities to long term liabilities.

    ** Reclassified from the long term liabilities to equity.

Other Data:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(unaudited)

Subscribers of our location-based services(1)	562,000	511,000	444,000	396,000	339,000
Average monthly churn rate	2.1%	2.0%	2.1%	1.8%	1.5%

    (1) number of subscribers is approximate.

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

        Demand for our SVR services and AVL products depends primarily on prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various reasons, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures, or improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in any or all of our existing markets decline, or if insurance companies or our other customers believe that vehicle theft rates have declined or are expected to decline, demand for our SVR services and AVL products may decline.

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

        We license from third parties some of the technology that we need in order to provide our SVR services and market and sell some of our AVL products. In the event that such licenses were to be terminated, or if such licenses were rendered unenforceable or invalid, we would not be able to license similar technology from other parties, which would require us, at a minimum, to obtain rights to a different technology and reconfigure our AVL products accordingly. In addition, some of the licenses we obtained from third parties are non-exclusive, which may enable other entities to obtain identical licenses to operate in the places in which we conduct our business resulting in increased competition and could adversely affect our revenues.

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

        We are required to obtain specific licenses and approvals from various governmental authorities in order to conduct our operations. For example, our AVL products use radio frequencies that are licensed and renewed periodically from the Ministry of Communications in Israel and similar agencies worldwide. As we continue to expand into additional markets, we will be required to obtain new permits and approvals from relevant governmental authorities. Furthermore, once our AVL infrastructure is deployed and our AVL end-units are sold to subscribers, a change in radio frequencies would require us to recalibrate all of our antennas and replace or modify all end-units held by subscribers, which would be costly and may result in delays in the provision of our SVR services. In addition, some of the governmental licenses for radio frequencies that we currently use may be preempted by third parties. In Israel, our license is designated as a “joint” license, allowing the government to grant third parties a license to use the same frequencies, and in Brazil our license is designated as a “secondary”, non-exclusive license, which allows the government to grant a third party a primary license to use such frequencies, which third-party use could adversely affect, disrupt or curtail our operations. Our inability to maintain necessary governmental licenses and frequency approvals, or third-party use of or interference with the same licenses or frequencies, could result in a significant increase in costs and decline in revenues.

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

        In 2008, we entered into an agreement with Telematics, pursuant to which Ituran and Telematics designated parts of the world as their exclusive territories for selling their AVL products and SVR services using any RF location technology compatible to the RF vehicle location systems.

This agreement restricts our ability to expand our business and operations and sell our products and services in certain markets, which could adversely affect our growth potential.

        The loss of key personnel could adversely affect our business and prospects for growth.

        Our success depends upon the efforts and abilities of key management personnel, including our Chairman of our Board of Directors, our Co-Chief Executive Officers. Loss of the services of one or more of such key personnel could adversely affect our ability to execute our business plan. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected.

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

        Our AVL products are primarily installed in medium- and high-end cars and commercial vehicles. Therefore, our ability to increase demand for our SVR services and revenues from sales of our AVL products is limited by the number of potential vehicles in which our products can be installed in each relevant market. We estimate that our AVL products are installed in a significant portion of the medium- and high-end cars and commercial vehicles in Israel. We anticipate that revenues from sales of our SVR services and AVL products in Israel will not increase significantly due to the already high penetration of SVR services and AVL products in Israel and moderate overall growth of the addressable market in Israel, which could adversely affect our prospects for growth in such markets.

        Some of our employees in our subsidiaries in Brazil and Argentina are members of labor unions and a dispute between us and any such labor union could result in a labor strike that could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

        Some of our employees in our subsidiaries in Brazil and Argentina are members of labor unions. If a labor dispute were to develop between us and our unionized employees, such employees could go on strike and we could suffer work stoppage for a significant period of time. A labor dispute can be difficult to resolve and may require us to seek arbitration for resolution, which arbitration can be time consuming, distracting to management, expensive and difficult to predict. The occurrence of a labor dispute with our unionized employees could delay or preclude altogether our ability to generate revenues in the markets where such employees are located.

        We are subject to litigation that could result in significant costs to us, a reduction in the price of our ordinary shares or dilution of our shareholders’ ownership percentage.

        We are a party to litigation between us and Leonardo L.P. arising from a financial transaction concluded in February 2000. Pursuant to such transaction, Leonardo invested $12 million in our company in return for notes that were convertible into our ordinary shares. We believe that the terms of the transaction dictated that the notes could be converted into a maximum of 2,250,000 of our ordinary shares and that upon conversion of the notes, the notes would be fully discharged and we would have no further obligation to the holders of the notes. Through the maturity date of the notes, March 3, 2003, Leonardo exercised its right to convert the notes into 2,241,594 of our ordinary shares. Immediately following the maturity date of the notes, however, Leonardo sent us a demand to repay in cash the balance of the notes plus accrued interest which had not been previously converted into our ordinary shares, which, according to Leonardo, was approximately $6.2 million. We subsequently commenced litigation to obtain a judicial determination of the proper disposition of the Leonardo notes and to obtain a declaration that our sole remaining obligation under the notes was to issue 8,406 of our ordinary shares. In its pleadings, Leonardo is seeking alternative remedies and relief, including, among others, (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million plus interest and expenses, (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo's alleged claim that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted on the notes, is approximately $9.6 million. While we cannot predict the outcome of this litigation at this time, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage. See also Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

        We have not obtained nor applied for several of the permits required for the operation of some of our base sites. To the extent enforcement is sought, the breadth, quality and capacity of our network coverage could be materially affected.

        The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 99 base sites that provide complete communications coverage in Israel. Similarly, we have established complete communications coverage in Sao Paulo and Rio, Brazil, Buenos Aires, Argentina. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

        Currently most of our base sites in Israel and Brazil operate without local building permits or the equivalent. Although relevant authorities in Israel and Brazil have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli and Brazilian authorities have recently begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites. Should these enforcement measures be imposed upon us in Israel and Brazil, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected.

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

        Our directors and officers, in the aggregate, currently beneficially own or control approximately 31.99% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting together, could exercise significant influence over our operations and business strategy and may use their voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company.

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

         Economic downturns could reduce the level of consumer spending and available credit within the automobile industry, which could adversely affect demand for our products and services and negatively impact our financial results.

        Current and future economic conditions could adversely affect consumer spending in the automobile industry, as such spending is often discretionary and may decline during economic downturns when consumers have less disposable income. Consequently, changes in general economic conditions resulting in a significant decrease in dealer automobile sales or in a tightening of credit in financial markets could adversely impact our future revenue and earnings. Such decreases could also affect the financial security of the automobile dealers with whom we do business. The delayed payment from or closure of our larger dealer groups could affect our ability to collect on our receivables. Given the volatile nature of the current market disruption, we may not timely anticipate or manage existing or new risks. Our failure to do so could materially and adversely affect our business, financial condition, results of operations and prospects.

ITEM 4.   INFORMATION ON THE COMPANY

        A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        We are mainly engaged in the area of location-based services, consisting of stolen vehicle recovery and tracking services. We also provide wireless communication products used in connection with our location-based services and various other applications. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States. In Brazil and Argentina we also lease our products.

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

        In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we began trading on the New York Stock Exchange and our ordinary shares are quoted on the Nasdaq under the symbol “ITRN”. The address of our principal executive office is 3 Hashikma Street, Azour 58001, Israel. Our telephone number is 972-3-557-1333. Our agent in the United States is Ituran USA Inc.1700 NW 64th ST. SUITE 100 Fort Lauderdale, Florida 33309.

        On December 31, 2007, we completed the sale of our subsidiary, Telematics Wireless Ltd., to ST (Infocomm). Pursuant to the sale transaction, we sold our entire shareholdings, constituting 93.93% of Telematics Wireless to the purchaser, for an enterprise value of US$90 million (following repurchase of our shares in Telematics for the aggregate sum of US$5 million). The purchase price is subject to adjustments based on performance parameters of Telematics in the years 2007 and 2008 and subject to adjustment for failure to meet certain financial covenants. We are currently engaged in arbitration proceedings with the purchaser regarding adjustments to the purchase price and in respect of additional claims relating to the purchase agreement. For arbitration proceedings currently conducted concerning such adjustments and an additional dispute with ST (Inforcomm) relating to the sale of Telematics under the sale transaction, please refer to Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

         In January 2008, we entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for price and other conditions as detailed in the agreement. In addition, each of Ituran and Telematics undertook toward one another not to compete in each other’s exclusive markets in the area of RF vehicle location and tracking RF technology or similar RF terrestrial location systems and technology. The agreement is for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 months period, unless non-renewal notice is provided by one of the parties to the other. Pursuant to the agreement, each of Telematics and Ituran granted the other party a license to use certain technology in connection with the products and services purchased from each other, which license survives the termination or expiration of the agreement.

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

Capital Expenditures and Divestitures

        We had capital expenditure of $15.7 million in 2009, $16.9 million in 2008 and$9.6 million in 2007. We have financed our capital expenditure with cash generated from our operations.

        Our capital expenditures in 2009, 2008 and 2007 consisted primarily from acquisition of operational equipment for $10.4 million, $11.9 million and $5.7 million, respectively.

        B.       BUSINESS OVERVIEW

OVERVIEW

        We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery and tracking services. We also provide wireless communications products used in connection with our location-based services. We currently provide our services and sell and lease our products in Israel, Brazil, Argentina and the United States. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defense Forces in order to locate downed pilots.

        We generate our revenues from subscription fees paid for our location-based services and from the sale and lease of our wireless communications products.

Location-Based Services

        In 2009, 75.4% of our revenues were attributable to our location-based services. As of December 31, 2009, we provided our services in Israel, Brazil, Argentina and the United States to approximately 216,000, 209,000, 119,000 and 18,000 subscribers, respectively.

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

Fleet management services

        Our fleet management services enable corporate customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators in different geographic locations and industries. As of December 31, 2009, we provided our services to approximately 40,000 end-users through 3,000 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Personal locator services, which we offer allow customers to protect valuable merchandise and equipment, as well as track individuals. In addition, through a call center we provide 24-hour on-demand navigation guidance, information and assistance to our customers. We currently provide personal locator services mainly in Israel and, as of December 31, 2009, we had approximately 5,800 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel, Argentina and Brazil. As of December 31, 2009, we had approximately 15,000 subscribers to our concierge service.

Wireless Communications Products

        In 2009, 24.6% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL.

        Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating persons will either use our PAL products or our SMART products. As part of our expansion into new markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market.

Industry Overview and Trends

        While we believe that the statistical data, industry data forecasts and market research discussed below are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

(a) Location-based services

Stolen vehicle recovery

        The demand for vehicle security products and services is driven by vehicle theft rates, increasing security awareness among customers and insurance companies’ efforts to reduce incidents of loss. In addition, in Brazil, which is one of our primary markets, new regulation was adopted  pursuant to which new vehicles (cars, motorcycles, trucks etc.), manufactured in Brazil or imported into the country may only be sold when equipped with a blocking (immobilizing) and GPS location system or tracking system (such as our products). In some of our markets, demand for SVR services has been further enhanced by incidents of carjackings and car-related kidnappings that have increased consumers’ perceived crime risk. Additionally, theft of trucks carrying valuable or hazardous cargo (e.g., microchips and chemicals) represents a threat to commercial, industrial, public and personal safety and security.

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

Fleet management

        We offer our customers the ability to use a comprehensive application for fleet management both by using an Internet site and workstations. Our system allows our customers 24-hour access to information on their fleets through our active control center and also provides alerts on vehicle temperature and driver emergencies.

Value-added services

        Locator services. Our services allow consumers to protect valuable merchandise and equipment, as well as to track individuals. We provide our locator services in Israel, Brazil and Argentina.

        The PAL device is a two-way pager that helps us determine the location of the relevant equipment or person being tracked. Our locator services, which are based on terrestrial network triangulation, have numerous applications, including location of patients with amnesia, portable distress buttons for the elderly and children, theft protection for valuable equipment and merchandise and other assets, such as computer equipment and beehives.

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

Automatic vehicle location

        Our AVL products enable the location and tracking of vehicles, as well as assets or persons, and are primarily used by us in providing our SVR and fleet management services. Each subscriber to our SVR services has one of our end-units installed in his or her vehicle. Subscribers to services for locating persons or valuables will use our PAL or SMART products. Our key wireless communications products for AVL applications include:

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

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles and equipment;

The following table lists the key services and products that we currently sell in different regions of the world:

Country	Services offered	Products sold

Israel	SVR	AVL
Fleet management
Value-added services

Brazil	SVR	AVL
Fleet management
Value-added services

Argentina	SVR	AVL
Fleet management Value-added services

United States	SVR	AVL
Fleet management
Value-added services

The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 216,000 subscribers as of December 31, 2009. We maintain 99 base stations in Israel, which provide complete coverage within the country. Our control center operates 24 hours a day, 365 days a year and is located in Azour.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 209,000 subscribers as of December 31, 2009. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas and Rio de Janeiro; however we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002 and we had approximately 119,000 subscribers as of December 31, 2009. We currently operate only in the metropolitan area of Buenos Aires with the RF technology.

■
United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States. As of December 31, 2009, we had approximately 18,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2007, other than Arad Technologies, which represented 10.8% of our revenues in 2007, no single customer or group of related customers comprised more than 10% of our total revenues (Arad Technologies is not our customer as of January 1,2008 due to the sale of Telematics, our former subsidiary). In 2008 and in 2009, no single customer or group of related customers comprised more than 10% of our total annual revenues.

(A) Location-based services

Stolen vehicle recovery

        Our marketing and sales efforts are principally focused on five target groups: insurance companies and agents, car manufacturers, dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners) and private subscribers.

        We maintain marketing and sales departments in each geographical market in which we operate. Each department is responsible for maintaining our relationships with our principal target groups. These responsibilities also include advertising and branding, sales promotions and sweepstakes.

        In Israel, Brazil and Argentina, we focus our marketing efforts primarily on insurance companies. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2009, we had approximately 562,000 subscribers.

Fleet management

        Vehicle fleet management systems are marketed through a vehicle fleets department, which is a part of our marketing department. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises. As of December 31, 2009, we provided our services to approximately 40,000 end users through 3,000 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Our concierge services are provided to existing SVR customers. As of December 31, 2009, we had approximately 15,000 subscribers to our concierge service in Israel, Argentina and Brazil and approximately 5,800 of our PAL and SMART devices were installed in valuable merchandise and equipment, or carried by individuals.

  (B) Wireless communications products

        Our AVL end-units are primarily used by us in providing our location-based services in Israel, Brazil, Argentina and the United States.

        Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2009, our selling and marketing team consisted of 87 employees.

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

■
Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our principal competitors in Argentina are LoJack Corporation, Ubi Car, Pointer Rescate Satelital and Hawk Corporation.

■
United States. In the United States, there are at least four major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Air Cept Corporation and SysLocate.

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

Fleet Management

        The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in the United States are @Road, Navtrack, Teletrac, Guidepoint, Trim Track and FleetBoss. In Brazil, our main competitors are Sascar and Omnilink.

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

Manufacturing Operations and Suppliers

        Most of our wireless communications products are manufactured and assembled by a limited number of unaffiliated manufacturers in Israel. We engage with our manufacturers either on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients, or on a partial turn-key basis in which we purchase the raw materials and deliver them to our manufacturers that do the manufacturing, assembly and quality assurance checks. Other than our dependency on Telematics, as described in Item 3, “Risk Factors” above, we do not depend on a single manufacturer for the production of our products. Our main manufacturers and assemblers are Telit Communications SPA, Telematics and E.R.M Electronic Systems Limited (our subsidiary). For further details of our agreement with Telematics concerning the supply of products and services see Item 4.A – History and Development of our Company under the caption “Our History” above.

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

Proprietary Rights

        We seek to protect our intellectual property through patents, trademarks, contractual rights, trade secrets, know-how, technical measures and confidentiality, non-disclosure and assignment of inventions agreements and other appropriate protective measures to protect our proprietary rights in the primary markets in which we operate. The continued use of some licenses granted by third party to use their intellectual property is material to our business. Please refer to Item 3.D – Risk Factors, under the caption "We rely on some intellectual property that we license from a third party, the loss of which could preclude us from providing our SVR services or market and sell some of our AVL products, which would adversely affect our revenues" above.

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

        Our stolen vehicle recovery system is based on three main components: (i) an AVL end-unit that is installed in the vehicle, (ii) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by third parties and are currently licensed to us and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the AVL system, certain components of which were developed by third parties and licensed to us. For details concerning the non-exclusive license granted by Telematics to us in respect of the RF technology incorporated in some of our products, please refer to Item 4.A. – History and Development of our Company under the caption “Our History” above.

        “Ituran”, “Mr. Big”, “Mapa” and the related logos are our trademarks, which have been registered in Israel. This report also refers to brand names, trademarks, service marks and trade names of other companies and organizations, each of which is the property of its respective holder.

Regulatory Environment

        In order to provide our SVR services in the locations where we currently operate, we need to obtain four primary types of licenses and permits: (i) for our products utilizing the RF technology - a license that allows us to use designated frequencies for broadcasting, transmission or reception of signals and information and to provide telecommunication services to our customers, (ii) for our products utilizing the RF technology - a building permit, which permits us to erect our base sites and transmit therefrom, (iii) product specific licenses (commonly known as type approvals), which enable us to use the equipment necessary for our services, and (iv) a general commerce license, which allows us to offer our services to the public.

        The telecommunication services and frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel – Agencia Nacional de Telecomunicatoes, in Brazil, the Comision Nacional de Comunicaciones, in Argentina, and the Federal Communications Commission, in the United States. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the National Technological Institute of Argentina and in the United States by the Federal Communications Commission.

        In Brazil, the general commerce licenses, such as the city permits, are granted by the local municipalities and other specific entities, depending on the licenses required.

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

        Our frequency license in Israel expires in 2012. Our frequency licenses in Brazil expire in 2019. Except in Brazil, where a new license may have to be filed for upon expiration of the license in 2019, we have options to extend all of our frequency licenses for periods ranging from three- to ten-year periods.

        In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of 2009, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and possible sanctions could include fines and even the closure or demolition of these base sites. . In Brazil, Brazilian authorities enforce permit requirements and impose penalties for non-compliance with such requirements. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

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

        We are continuously in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued 13 of these permits. With respect to the general permit from Israel’s Land Administration, in 2005, we entered into an agreement with the Israel’s Land Administration, effective until December 31, 2008, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2008 and we have renewed it for an additional term of 12 months. The process for obtaining these approvals in Israel is generally a time-consuming, highly bureaucratic and lengthy process. As a result, it is common practice among providers of wireless telecommunications services in Israel to continue operations while engaged in the approval process.

        In Brazil, very few providers of wireless telecommunications services obtain the required permits due to the nature of the approval process. Currently we do not have such permits. In Brazil, we try to minimize our risk by locating most of our equipment in sub-leased sites which are already used by other telecommunication service providers, such as cellular operators.

In Brazil the required permits includes:

■ Anatel (National Agency for Telecommunication)

■	IBAMA (Environment national agency) and/or state EPAs

■	Municipal permits

■	Fire department.

■	COMAR (Aviation authorities)

        ANATEL permits are required only for sites where we have transmission equipment and we have obtained all the permits required with this agency. Special IBAMA permits need to be obtained only for ground sites which are located in certain preservation areas. We have few sites of this kind, most of them are collocated sites where we pay for the right of use and permits are undertaken by the landowner. Fire Department permits are required only for equipment rooms and we have not applied for any as of this time. COMAR permits are needed only for a very few of our sites, most of which are collocated.

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

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran Cellular Communication Ltd.	Israel	100%*
Ituran USA Holdings Inc.	USA	100%**
Ituran NY Corporation	USA	100%***
Ituran Beheer B.V.	The Netherlands	100%
Ituran USA Inc.	USA	88.5%****
Ituran License Corp.	USA	100%*****
Ituran de Argentina S.A.	Argentina	91%******
Ituran Sistemas de Monitoramento Ltda.	Brazil	97.5%*******
Teleran Holding Ltda.	Brazil	99.99%********
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Internet Ltd.	Israel	100%
Mapa Mapping & Publishing Ltd.	Israel	100%

*55% of the shares are directly owned by us. Another 45% of the shares are owned by Ituran Network Ltd. (of which we own all of the shares, other than one share that is owned by Moked Ituran).
**previously known as Ituran USA Inc.
*** a wholly owned subsidiary of Ituran USA Holding Inc. which is our wholly owned subsidiary.
**** Previously known as Ituran Florida Corporation. 88.5% of the shares are held by Ituran U.S.A. Holding Inc. which is our wholly owned subsidiary, the remaining shares are held by employees of Ituran USA Inc.
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
******** one share (quota) is held by the Mr. Avner Kurz, President of Teleran Holding Ltda.

D.           PROPERTY, PLANTS AND EQUIPMENT

        As of the date of this report, and other than an office building of 8 floors in the area of approximately 5,356 sqm (57,651 square feet), which was purchased by our subsidiary Ituran Sistemas de Monitoramento Ltda (Ituran Brazil) in Sao Paulo, Brazil, we do not own any real estate.

        Other than the property in Brazil acquired by Ituran Brazil, all of our offices, headquarters, control centers and facilities are leased in accordance with our specific needs in the areas in which we operate. Additionally, we lease space for our base sites, in order to operate the reception and transmission stations of the system, in each area in which we provide our SVR services.

        In 2009 we leased an aggregate of approximately 29,997 square feet of office space in Azour, Israel. In 2009, annual lease payments for this facility were approximately $398,000. This lease expires on March 31, 2013. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

        In Buenos Aires, Argentina, we lease approximately 8,072 square feet of office space for approximately $ 83,900 annually, approximately 699 square feet for our control center for approximately $ 7,100 annually and approximately 5,232 square feet for our own installation center for approximately $ 101,600 annually and approximately 2,152 square feet for our own warehouse for approximately $ 18,280 annually, and approximately 1,291 square feet for third warehouses for approximately $ 5,800 annually.

        We lease approximately 7,460 square feet for our offices and control center in Florida for an approximate monthly rate of $8,700 for the first 51 months, subject to a 7% annual increase in the following 12 months and a 3% increase for the last 12 months.

        In 2009, we leased approximately 26,100 square feet of office space and warehouse in Rio De Janeiro, Brazil for approximately $341,000 annually.

        We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

        The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 99 base stations and we rent most base station sites independently for a monthly rate ranging from $100 to $1,400 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 102 base station sites, of which 33 sites are leased from the same entity for a monthly rate ranging from $937 to $2,100 per site and the duration of each lease is 12 years and ends in September 2012. The remaining 69 sites are leased independently for an annual rate ranging from $100 to $685 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 30 base station sites, all of which are leased from two entities for a monthly rate ranging from $256 to $631 per site. The duration of the lease ranges from two to three years.

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

Outlook

We have historically experienced significant growth in the markets in which we provide our location-based services. These markets are characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft. According to data extracted from the publication of the State Government of Sao-Paulo, the Department of Public Safety, the number of total vehicles stolen in Sao-Paulo, Brazil in the year 2008 as compared with the year 2009 increased by approximately 17%. Going forward, the Brazilian market continues to represent growth potential for our location-based services. The growth in subscribers within our location-based services segment also has a direct impact on the sale or lease of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle.

        As of December 31, 2009, we had approximately 328,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in Brazil and Buenos Aires, Argentina is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

        We expect growth over the next 12 months in our location-based services segment to be driven by increased demand from existing insurance company customers in Brazil and Argentina, as a result of our strong operating results and their increased familiarity with and confidence in our services, as well as additional insurance companies who could seek to establish relationships with us, as well as increased direct sales of SVR services to individual subscribers in Brazil who, due to prevailing high insurance costs, are self-insured and represent an additional market opportunity for our SVR services and AVL products. In connection with such potential markets and additional growth opportunities, we constantly look to enhance our brand recognition through continuous advertising efforts.

        Please refer also to Item 3.D. – “Risk Factors” above in respect of the impact of the credit crunch on local and global economy which may negatively impact our business, including reducing demand for SVR services or affecting our current customers’ ability to continue with existing services.

Geographical breakdown

Location-based services subscriber base

        The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2009	2008	2007	2006

Israel	216,000	214,000	194,000	174,000
Brazil	209,000	174,000	135,000	125,000
Argentina	119,000	111,000	97,000	80,000
United States	18,000	12,000	18,000	17,000
Total(1)	562,000	511,000	444,000	396,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2009		2008		2007
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communicationsproducts

Israel	$38.3	$24.1	$36.9	$38.0	$28.2	$29.1
Brazil	41.8	2.8	37.5	5.3	26.2	6.9
Argentina	9.6	0.8	9.9	1.3	8.4	1.8
United States	1.9	1.6	1.8	1.4	1.8	18.0
China	-	-	-	-	-	2.9
South Korea	-	-	-	-	-	1.5
Others	-	0.5	-	0.5	-	-

Total(1)	$91.6	$29.8	$86.1	$46.5	$64.6	$60.2

(1)	We attribute revenues to countries based on the location of the customer.

Revenues

Location-based services segment

        We generate revenues from sales and lease of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers, predominately subscribers in Israel, Brazil and the United States, and insurance companies in Brazil and Argentina. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical churn rates of 2% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

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

Cost of revenues

Location-based services segment

        The cost of revenues in our location-based services segment consists primarily of staffing, maintenance and operation of our control centers and base stations, costs associated with our staff and costs incurred for private enforcement, licenses, permits and royalties, as well as communication costs and costs due to depreciation of leased products. Cost of revenues for sales of our fleet management services also includes payments to a third party who markets our services.

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

Selling and marketing

        Our selling and marketing expenses consist primarily of advertising, salaries, commissions and other employee expenses related to our selling and marketing team and promotional and public relations expenses.

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

Financing expenses (income), net

        Financing expenses (income), net, include short- and long-term interest expenses and gains and losses from currency fluctuations from the conversion of monetary balance sheet items denominated in currencies other than the dollar. Financing expenses, net, also include gains or losses from currency swaps and other derivatives that do not qualify for hedge accounting under ASC Topic 815, "Derivatives and Hedging" (formerly, FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended), or which have not been designated as hedging instruments.

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

Revenue recognition

        We recognize revenues in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104). In accordance with SAB 104, revenues are recognized when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist.

        Revenues are recognized as follows:

■             from sales to subscribers of our location-based services, on a monthly basis (including with respect to leased equipment);

■             from sales of our wireless communications products, when title and risk of loss of the applicable product pass to the relevant customer, which occurs upon delivery;

■             from installation services, when the installation is completed;

■
from certain long-term contracts - we recognize certain long-term contract revenues, in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts" (formerly Statement of position ("SOP") 81-1,"Accounting for Performance of Construction Type and Certain Production Type Contracts"). Pursuant to ASC Topic 605-35, revenue is recognized under the percentage of completion method.  We measure the percentage of completion based on output criteria, such as the number of units delivered or the progress of the engineering process (in contracts that require network buildup before end units are sold).

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. We believe that the use of the percentage of completion method is appropriate, as we have the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights of the parties to the contract, the consideration to be exchanged and the manner and terms of settlement.  In all cases, we expect to perform our contractual obligations and the parties are expected to satisfy their obligations under the contract. In contracts that do not meet all the abovementioned conditions, we utilize zero estimates of profit; equal amounts of revenue and cost are recognized until results can be estimated with sufficient certainty.

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in process are subject to management estimates. Actual results could differ from these estimates.

Since December 31, 2007 (the completion of the sale of Telematics Wireless Ltd.), we did not have contracts subject to long-term contracts accounting

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

Effective January 1, 2007, we adopted an amendment to ASC Topic 740-10, "Income Taxes" (formerly FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109” (“FIN 48”)). The amendment clarifies the accounting for uncertainty in income taxes recognized in the financial statements.  The amendment contains two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefits as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Significant judgment is required in making these determinations.

Derivative instruments

We maintain a risk management strategy that incorporates the use of currency hedges to minimize significant fluctuations in cash flows and/or earnings that are caused by exchange rate volatility. As a result, from time to time, we engage in transactions involving foreign exchange derivative financial instruments, principally forward exchange contracts, which are designed to hedge our expected cash flows from revenues resulting from subscription fees or expenses regarding purchase of inventory which are denominated in currencies other than NIS. In certain cases such transactions are designed to qualify as cash flow hedges under ASC Topic 815, "Derivatives and Hedging" (formerly FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended). ASC Topic 815 establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts). Changes in fair value of instruments that qualify for hedging accounting under ASC Topic 815 are reported as “other comprehensive income” under “gains in respect of derivative instruments designated for cash flow hedge, net of related taxes”, and are recognized in the statements of income when the hedged transaction affects earnings. Derivatives which do not qualify for hedge accounting under ASC Topic 815, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in “financing expenses, net.”

Allowance for doubtful accounts

        We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. In determining the relevant allowance amounts, we analyze our historical collection experience, current economic trends and the financial position of our customers. Our allowance policy is to define a flat percentage of our accounts receivable as the ongoing reserve and to reserve a higher amount for certain customers that we believe have a higher risk of default. In 2008 and 2009, our allowance for doubtful accounts was $821,000 and $1,160,000 respectively and our trade receivables (net of allowance for doubtful accounts) were $ 26.7 million and $24.9 million, respectively. To date, based on our past experience, our allowances for doubtful accounts have been sufficient.

Goodwill and other intangible assets

Goodwill acquired in a business combination is deemed to have indefinite life and is not to be amortized. ASC Topic 350, Intangibles - Goodwill and Other, requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. As required by ASC Topic 820, "Fair Value Measurements", starting 2009, the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and other intangible assets. In 2008 and 2009, we wrote impairment losses of $0.4 million and US$0.9 million, respectively. In 2008 and 2009, we had total goodwill of $9.7 million and $9.6 million, respectively, on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows (including, projected revenues, operating expenses and capital expenditures), future short-term and long-term growth rates and weighted average cost of capital which are based on management's internal assumptions, and believed to be similar to those of market participants and represent both the specific risks associated with the business, and capital market conditions. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Contingencies

        From time to time we are subject to claims arising in the ordinary course of our business, and in connection with certain agreements with third parties, as more fully described in Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below. In determining whether liabilities should be recorded for pending litigation claims (including claims that are under arbitration proceedings), we assess the allegations made and the likelihood that we will be able to defend against the claim successfully. When we believe that it is probable that we will not prevail in a particular matter, we estimate the amount of liability based in part on advice of our legal counsels.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
Consolidated statements of operations data:	2009	2008	2007
Revenues:
Location based services	75.4%	64.9%	51.8%
Wireless communications products	24.6	35.1	48.2
Total Revenues	100	100	100
Cost of Revenues:
Location based services	27.5	23.7	18.9
Wireless communication products	22.6	28.4	35.3
Total cost of revenues	50.1	52.1	54.2
Gross profits	49.9	47.9	45.8
Operating Expenses:
Research and development expenses	0.3	0.3	2.4
Selling and marketing expenses	6.3	7.3	6.6
General and administrative expenses, net	22.4	20.7	18.1
Other expenses (income), net	0.8	0.3	(39.4)
Total operating expenses (income)	29.8	28.6	(12.3)
Operating Income	20.1	19.3	58.1
Other expenses	-	(1.2)	-
Financing income (expenses), net	1.3	(0.1)	1
Income before taxes on income	21.4	18	59.1
Taxes on income	(5.9)	(6)	(16.8)
Share in losses of affiliated companies, net	-	-	(0.4)
Net income for the year	15.5	12	41.9
Less: net income attributable to non-controlling interest	(0.5)	(0.8)	(0.6)
Net income attributable to company shareholders	15.0%	11.2%	41.3%

Analysis of our Operation Results for the Year ended December 31, 2009 as compared to the Year ended December 31, 2008

Revenues

        Total revenues decreased from $132.6 million in 2008 to $121.4 million in 2009, or 8.4%. This decrease consisted of an increase of $5.5 million from subscription fees from our location-based services and decrease of $16.7 million from sales of our wireless communications products.

Location-based services segment

        Revenues in our location-based services segment increased from $86.1 million in 2008 to $91.6 million in 2009, or 6.4%. The increase of $5.5 million from subscription fees from our location-based services is despite the negative effect of exchange rates fluctuations of $6.9 million (without taking into account the effects of exchange rates fluctuations, the increase from subscription fees is $12.4 million). The increase is primarily due to an increase in the average annual number of subscribers from 478,000 subscribers in 2008 to 537,000 in 2009, and to the fact that in July 2008 subscription fees in Israel were updated (converted into NIS), and hence the effect of the update was realized only in the second half of 2008.

Wireless communications products segment

        Revenues in our wireless communications products segment decreased from $46.5 million in 2008 to $29.8 million in 2009, or 36%. This decrease of $16.7 million includes effects of exchange rates fluctuations of $3.1 million (without taking into account the effects of exchange rates fluctuations, the decrease in revenues in our wireless communications products segment is $13.6 million). The decrease is primarily due to a decrease in sales of our wireless communications products in Israel, and due to the fact that in 2009 most of our wireless communication products were leased to our customers in Brazil and not sold, compared with a mixture of sale and lease of our wireless communications products in 2008.

Cost of revenues

        Total cost of revenues decreased from $69.0 million in 2008 to $60.8 million in 2009, or 11.8%. This decrease consisted of an increase of $2 million in the location based services segment and a decrease of $10.2 million in the wireless communications products segment. As a percentage of total revenues, cost of revenues decreased from 52% in 2008 to 50.1% in 2009.

Location-based services segment

        Cost of revenues for our location-based services segment increased from $31.4 million in 2008 to $33.4 million in 2009, or 6.3%. This increase was primarily due to an increase in depreciation expenses (primarily as a result of the lease of wireless communication products in Brazil and Argentina instead of sales) and to an increase in communication and salary expenses. As a percentage of total revenues for this segment, cost of revenues remained at 36.5% in 2008 and in 2009.

Wireless communications products segment

        Cost of revenues for our wireless communications products segment decreased from $37.6 million in 2008 to $27.4 million in 2009, or 27%. This decrease was primarily due to a decrease in products sales turnover. As a percentage of total revenues for this segment, cost of revenues increased from 80.8% in 2008 to 92.1% in 2009, primarily due to fluctuations in exchange rates of local currencies against the US Dollar (purchases of goods inventory are usually made in US Dollar or US Dollar linked as opposed to sales which are made in local currencies).

Operating expenses

Research and development

        Our research and development expenses in 2008 and 2009 were $0.4 million.

Selling and marketing

        Selling and marketing expenses decreased from $9.6 million in 2008 to $7.7 million in 2009, or 19.8%. As a percentage of total revenues, selling and marketing expenses decreased from 7.3% in 2008 to 6.3% in 2009. This decrease was mainly due to a decrease in the advertising and promotion expenses in 2009.

General and administrative

        General and administrative expenses decreased from $27.5 million in 2008 to $27.2 million in 2009, or 1.1%. This decrease includes the effect of exchange rates fluctuations of $2 million (without taking into account the effects of exchange rates fluctuations, the general and administrative expenses are $29.2 million). This increase was primarily due to an increase in salary expenses. As a percentage of total revenues, general and administrative expenses increased from 20.7% in 2008 to 22.4% in 2009.

Operating income

        Total operating income decreased from $25.7 million in 2008 to $24.4 million in 2009, or 5%. This decrease was mainly attributed to an increase of $5 million in the operating income in the location-based services segment and a decrease of $6.3 million in the wireless communications products segments.

Location-based services segment

        Operating income in our location-based services segment increased from $22.1 million in 2008 to $27.1 million in 2009, or 22.6%. This increase was primarily due to an increase in our revenues from $86.1 million in 2008 to $91.6 million in 2009.

Wireless communications products segment

        Operating income in our wireless communications products segment decreased from an operating income of $3.6 million in 2008 to an operating loss of $2.7 million in 2009. This decrease was primarily due to a decrease in our revenues, mainly due to a steep decline in sales of our wireless communication products in Israel and as a result of the lease of our wireless communication products instead of sales in Brazil.

Financing expenses (income), net

        Financing income, net, increased from financing expenses, net of $0.2 million in 2008 to financing income, net of $1.6 million in 2009. This increase was mainly due to the fact that in 2009 we deposited our cash balances mainly in NIS linked deposits, as opposed to 2008, where we deposited our cash balances mainly in US Dollar linked deposits. The increase was also due to our revenues from forward transactions in the approximate sum of $0.57 million as opposed to 2008 where we did not conduct any forward transactions. In addition, the increase in financing income was due to a decrease in interest on short term credit including short term loans of $0.3 million, primarily due to a decrease in credit balance and payoff of short term loans which were used by us in the beginning of 2008.

Taxes on income

        Taxes on income decreased from $7.9 million in 2008 to $7.1 million in 2009, or 10.1%. This decrease was primarily due to tax refund originating from previous years.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

        Although we report our consolidated financial statements in dollars, in 2007, 2008 and 2009, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2007, 2008 and 2009, we derived approximately 47.3%, 10.5% and 9.2% of our revenues in dollars, 19.8%, 48.8% and 45.5% in NIS, 25.3%, 32.2% and 36.7% in Brazilian Reals and 7.6%, 8.4% and 8.6% in Argentine Pesos, respectively. In fiscal years 2007, 2008 and 2009, 35.7%, 23.2% and 17.2% of our expenses were incurred in dollars, 35.5%, 41.1% and 41.2% in NIS, 23.2%, 28.7% and 34.3% in Brazilian Reals and 5.6%, 7% and 7.3% in Argentine Pesos, respectively.

        Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity.  In 2009, accumulated and other comprehensive income increased by $5.7 million compared to the year 2008. In 2008, accumulated other comprehensive income decreased by $1.2 million compared to the year 2007. In the year 2007, accumulated other comprehensive income decreased by $10.7 million compared to the year 2006. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2006		2007		2008		2009
	Actual	At 2005 exchange rates(1)	Actual	At 2006 exchange rates(1)	Actual	At 2007 exchange rates(1)	Actual	At 2008 exchange rates(1)
	(In thousands)

Revenues	$104,052	$101,605	$124,838	$119,837	$132,616	$122,064	$121,381	$131,327
Gross profit	50,199	40,037	57,199	55,021	63,619	57,235	60,559	66,555
Operating income	24,732	24,406	72,499	72,781	25,660	22,366	24,382	27,492

(1) Based on average exchange rates during the period.

Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, "Derivatives and Hedging" (formerly, FAS No. 133, as amended), the results of which are reflected in our income statements as revenues or cost of revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate.

In addition, due to increased fluctuations in the exchange rate of the US dollar vis-a-vis the Israeli Shekel, we commenced acquiring derivative financial instruments. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under ASC Topic 815, "Derivatives and Hedging" (formerly, FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended) and are reflected in financing expenses, net. See also Note 1K to our consolidated financial statements appearing elsewhere in this report.

        B.       LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily from cash generated from operations. In 2007, 2008 and 2009, we had $38.2 million, $55.7 million and $78.1 million in cash, marketable securities and deposit in escrow (long and short term) and $110.4 million, $60.1 million and $76 million in working capital, respectively. In 2007, 2008 and 2009, we did not have any outstanding long-term borrowings from banks. In 2007, 2008 and 2009, we also had $1.4 million, $2.2 million and $1.4 million, respectively, available to us under existing lines of credit of which we were utilizing $0.3 million in 2007, $0.3 million in 2008 and $6 thousand in 2009.

We believe that our cash flow from operations, availability under our lines of credit and cash and marketable securities will be adequate to fund our capital expenditures, contractual commitments and other demands and commitments for the foreseeable future as well as for the long-term. We believe that cash flow generated from operations and cash available to us from our credit facilities will be sufficient to cover future expansion of our various businesses into new geographical markets or new products, as currently contemplated and as we describe below. However, if existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek financing elsewhere by selling additional equity or debt securities or by obtaining additional credit facilities.

We had long-term liabilities in 2007, 2008 and 2009 of $4.1 million, $4.7 million and $5.5 million, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $2.5 million, $2.8 million and $3.6 million in 2007, 2008 and 2009, respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

As of December 31, 2009, we had outstanding capital notes. The holder of these capital notes and the Company are currently involved in legal proceedings over the terms of the notes. We believe that these notes may only be converted into approximately 2,802 of our ordinary shares (pre-split) and are not otherwise required to be repaid by us. The holder of these notes has made various alternative demands including the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses) and the payment of a cash amount equal to the amount obtained by multiplying 1,172,154 of our ordinary shares (pre-split) by the highest trading price of our ordinary shares between the maturity date and the date of a court decision, plus interest and expenses. Although we cannot predict the outcome of the litigation proceedings at this time, if the holder of these notes prevails, the award of damages could result in significant costs to us. See Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount not less than 25% of our net profits, calculated based on our financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is proposed to be paid. Pursuant to such policy, we distributed NIS 20.1 million (approximately, $4.8 million), on April 4, 2007, NIS 108 million (approximately, $29.1 million), on April 8, 2008, NIS 15.5 million (approximately $3.7 million) on April 7, 2009.

On November 16, 2009, we revised our dividend policy to provide for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. According the adopted dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of our Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due all based on our needs as will be determined from time to time and subject to the provisions of the Israeli laws concerning lawful distribution of dividends.  Following the adoption of the revised dividend policy, we distributed NIS122.8 million (approximately $32.8 million) on April 7, 2010.

On July 17, 2006, our board of directors of the Company authorized the repurchase of our shares in an amount of up to $10 million. On January 24, 2008, our board of directors authorized an increase of the amount of our shares to be repurchased by us, to repurchase up to an aggregate of $20 million of ordinary shares of the Company. On May 20, 2008, our board of directors authorized an additional increase of an amount of our shares to be repurchased by us in an amount of $10 million of ordinary shares of the Company, such that the aggregate amount approved by our board of directors to purchase our shares is up to $30 million. We reached the limitation on repurchase of our shares as determined by our board of directors in October 2008 and hence in 2009, we did not repurchase any of our shares.

As of the date of this report, we repurchased 2,507,314 of our shares (of which 924,433 were purchased by our subsidiary, Ituran Cellular Communications Ltd.). The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2009	2008	2007
	(In thousands)

Net cash provided by operating activities	$37,726	$27,256	$12,761
Net cash provided by (used in) investing activities	13,062	4,847	(19,188)
Net cash used in financing activities	(4,051)	(53,296)	(13,040)
Effect of exchange rate changes on cash and cash equivalents	1,565	5,035	4,324
Net increase (decrease) in cash and cash equivalents	$48,302	$(16,158)	$(15,143)

Years ended December 31, 2009, December 31, 2008 and December 31, 2007

Net cash provided by operating activities

Our operating activities provided cash of $12.8 million in 2007, $27.3 million in 2008 and $37.7 million in 2009. The increase of approximately $10.4 million in cash from operating activities in 2009 as opposed to 2008 was due primarily to:

Cash used for operating activities as follows:

-      Increase in net profit of approximately $2.9 million;
-      Increase in depreciation and amortization expenses of approximately $2.4 million;
-      Increase in accounts payable in an amount of approximately $2.9 million;
-      Increase in deferred revenues in an amount of approximately $1.7 million, and
-      Decrease in deferred taxes in an amount of approximately $2.5 million.

The increase in cash from current operations as stated above was offset by:

        -     Increase in inventory and contracts in process of $1.1 million in 2009;
        -     Net income in 2008 included a reduction of investment of approximately $1.6 million.

The increase of approximately $14.5 million in cash from operating activities in 2008 as opposed to 2007 was due primarily to:

Cash used for operating activities as follows:

-     Decrease in accounts receivable in an amount of approximately $9.8 million;
-     Decrease in inventory and contracts in process in an amount of approximately $5.4 million.
-     Increase in other current liabilities in an amount of approximately $7.5 million.

Cash from operating activities as follows:

-     Decrease in accounts payable in an amount of approximately $3 million;
-     Increase in other current assets in an amount of approximately $2.7 million.
-     Increase in deferred income taxes of approximately $2.5 million.

The decrease of approximately $5.5 million in cash from operating activities in 2007 as opposed to 2006 was due primarily to:

Cash from operating activities as follows:

-     Increase in accounts receivable in an amount of approximately $4.9 million;
         -     Decrease in other current liabilities in an amount of approximately $4.7 million.

Cash used for operating activities as follows:

-	Increase in liabilities for employee rights upon retirement in an amount of approximately $1.5 million;
-	Decrease in other current assets in an amount of approximately $2.4 million.

Net cash provided by (used in) investing activities

        Net cash provided by investing activities in 2009 in an amount of approximately $13.1 million was mainly due to the sale of trading marketable securities and available for sale marketable securities in the sum of approximately $30 million which was set off by an investment in fixed assets in the sum of approximately $15.7 million and an investment in employees funds in an amount of approximately $0.8 million.

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

Net cash provided by (used in) financing activities

        Net cash used in financing activities in 2009 in an amount of approximately $4.1 million consisted primarily of a cash dividend payment in an amount of $3.6 million, short term bank credit repayment in the amount of $0.3 million and a dividend paid to non-controlling shareholders in a subsidiary in an amount of $0.2 million. Net cash used in financing activities in 2008 in an amount of approximately $53.3 million consisted primarily of a cash dividend payment in an amount of $29.1 million and purchase of treasury shares in an amount of $24.2 million. Net cash used in financing activities in 2007 in an amount of approximately $13 million consisted primarily of a long-term loan repayment in the amount of $3.5 million, a cash dividend payment in the amount of $4.8 million and purchase of treasury shares in an amount of $4.9 million.

        C.     RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        All of our research and development activities take place in Israel. Our Research and Design department is currently working on upgrading the service infrastructure, introducing new services and replacing the majority of the existing fleet management applications (utilizing both internal development staff and outsourcing such activities from third parties as well as developing new service platforms for cellular/GPS based devices). Expenditures for research and development activities engaged by us were approximately $0.4 million in 2009, $0.4 million in 2008, and $3 million in 2007.

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

        F.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2009:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In USD thousands)

Operating leases	4,306	1,682	2,287	337	-
Long-term loans	-	-	-	-	-
Purchase Obligations	12,313	4,513	7,800	-	-
Total	16,619	6,195	10,087	337	-

            G.     SAFE HARBOR

        The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward looking information provided in Items 5.E and F.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        A.       DIRECTORS AND SENIOR MANAGEMENT

        The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	64	Chairman of the Board of Directors
Yehuda Kahane	66	Director
Ze'ev Koren(1)	65	Director
Avner Kurz	57	Director
Amos Kurz	54	Director
Yigal Shani	66	Director
Eyal Sheratzky	42	Co-Chief Executive Officer and Director
Nir Sheratzky	38	Co-Chief Executive Officer and Director
Gil Sheratzky	33	Director
Yoav Kahane	36	Director
Orna Ophir(1)	60	Director
Israel Baron(1)	57	Director
Eli Kamer	44	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	45	General Counsel

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

Yehuda Kahane is a co-founder of our company and has served as a director since its acquisition from Tadiran in 1995. Professor Kahane is a full-time professor at the Faculty of Management, Tel Aviv University. Professor Kahane founded and served as the first Dean of the Israeli Academic School of Insurance until 2000. In addition, he was the co-founder and co-owner of the managing firm of the first balanced pension fund in Israel, Teshura, a co-owner of the technological incubators Weizman, Ofakim and Katzrin, and is involved in the formation, seed investment and management of start-up companies. Professor Kahane serves as an actuarial consultant to various companies and organizations and has been providing financial consulting services to our company since 1998. Professor Kahane is a director in Tachlit Investment House Ltd. and Capital Point Ltd. and in a large number of private technological companies unrelated to us. He is the chairman of an association for the visually impaired of Hertzelia and Sharon District and a board member of the umbrella organization for the visually impaired in Israel. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem. He is the father of Yoav Kahane.

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

Gil Sheratzky has served as a director of our company and as our advertising officer since 2003. Since January 23, 2007, he has served as well as CEO of our subsidiary, E-Com Global Electronic Commerce Ltd. Prior to such date, he worked in our control center during the years 2000 and 2001, and during the years 2001 and 2002 he worked in an advertising agency. Mr. Sheratzky holds an MBA degree from the University of Chicago – Booth School of Business. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Eyal and Nir Sheratzky.

Yoav Kahane has served as director of our company since 1998. Currently, Mr. Kahane is serving as CEO of Spot-On Therapeutics Ltd., and also provides business development services to other companies. During the years 2006-2009, Mr. Kahane worked for Enzymotec and served as CEO of Advanced Lipids AB a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. Prior to that, during the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. Prior to that date, during the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane has been providing consulting services to our company since 2004. Mr. Kahane holds BSc degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Kahane.

 Orna Ophir has been serving as an external director of our company since 2003 and is a member of our audit committee. Dr. Ophir has been serving as Medical Director of Assuta hospital in Israel since November 2004 and as Chief Executive Officer of the Golden Tower Hospital (Bat Yam, Israel) since 2001. Prior to such date, Dr. Ophir served as Executive Vice President of Assuta Hospital (Tel Aviv, Israel) during the years 1997 to 2000. In addition, Dr. Ophir is a director of Maccabi Health Services, one of the principal health providers in Israel. Dr. Ophir holds MD and MBA degrees from Tel Aviv University.

Israel Baron has been serving as an external director of our company since 2003 and is a member of our audit committee. Mr. Baron serves as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to such date, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting.

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

Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. Our independent directors who also qualify as external directors under the Israeli Companies Law, Orna Ophir and Israel Baron, are serving three-year terms in accordance with Israeli law. In April 2006 our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2009) under the same terms of the initial term of office. On January 22, 2009, our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2012), according to Israeli laws and regulations. On January 21, 2010, our general meeting of shareholders approved the extension of term of office of Izzy Sheratzky, Gil Sheratzky and Zeev Koren as directors, for an additional term until the third consecutive annual general meeting of the shareholders, in accordance with Israeli laws and regulations.

        B.       COMPENSATION

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2009 was approximately $88,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings.

The aggregate compensation paid to our Co-Chief Executive Officers in 2009 was $993,000. Our four highest paid officers in 2009, other than our Co-Chief Executive Officers, were the active Chairman of our Board of Directors, who was paid $1,838,000 in 2009, and our Vice President of IT and Systems Operation, CFO and Purchase and Logistics Manager, who were paid $218,000, $203,000 and $195,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2009 was $4,662,000. In 2009, we also paid an aggregate amount of $50,000 to a director for services provided to us and employment compensation in an aggregate amount of $262,000 to three directors who are our employees but are not Ituran officers. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2009, we set aside $212,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits. All numbers in this paragraph are rounded to the nearest thousand.

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

In January 2006, our compensation committee adopted a resolution to pay our managers (not including managers who also serve as our directors) a quarterly bonus as of the first quarter of 2006 at the rate of 1.5% of our consolidated profit before tax and after shares in gains (losses) of affiliated companies, net and non-controlling interest, which is paid to 13 of our managers in different proportions based on their seniority, level of global and domestic involvement and contribution to our operations and other criteria set by the compensation committee. In April 2010, our compensation committee adopted a resolution to change the bonus scheme so the bonus applicable to seven managers, whose work involves consultation and cooperation with our subsidiaries abroad, shall based on our consolidated profit before tax and after shares in gains (losses) of affiliated companies, net and non-controlling interest and for the bonus applicable to the remaining managers shall be calculated based on the results of operations in Israel only (i.e. based on the operating profits of Ituran, not on a consolidated basis, including the profit attributed to the activities of our subsidiary, E-Com Global Electronic Commerce Ltd. relating to value added services provided by E-Com).

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

Gideon Ezra, Ltd. is a company controlled by Gideon and Hanna Ezra with each owing 50% of the capital stock of such company. Moked Services, Information, Management and Investments is a company owned by A. Sheratzky Holdings Ltd. (a company controlled by Izzy Sheratzky 93%) and in which each of Eyal Sheratzky and Nir Sheratzky, Co-CEO's of Ituran and directors, hold 3.5%) . F.K. Generators and Equipment is a company controlled by Perfect Quality Trading Ltd. (51%), a company owned by Avner Kurz and Amos Kurz in equal parts. Yehuda Kahane Ltd. is a company owned by Professor Kahane and Rivka Kahane. T.S.D. Holdings is a company controlled by Efraim Sheratzky. G.N.S. Holdings is a company controlled by Yigal Shani.

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

■
As discussed in “Board of Directors” in Item 6.C – “Board Practices” below, our directors (excluding the external directors) are divided into three classes as follows: class A – Amos Kurz, Yoav Kahane, Eyal Sheratzky and Yigal Shani (with their term of office renewed on January 21, 2008 until the third consecutive annual general meeting of the shareholders at which time they may stand for reelection), class B – Yehuda Kahane, Avner Kurz and Nir Shertazky (with their term of office renewed on January 22, 2009 until the third consecutive annual general meeting of the shareholders at which they stand for reelection); and class C –Gil Sheratzky, Zeev Koren and Izzy Sheratzky (with their term of office renewed on January 21, 2010 until the third consecutive annual general meeting of the shareholders at which time they may stand for reelection).

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

         C.          BOARD PRACTICES

Board of Directors

Pursuant to our articles of association as presently in effect, our Board of Directors consists of twelve directors, including three independent directors in accordance with the listing requirements of the Nasdaq National Market of whom two directors are external directors in accordance with Israeli law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected and may in certain circumstances be removed by the majority of our shareholders. Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. The term of office of the directors assigned to class A has expired at our annual meeting of shareholders held in 2007 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B has expired at the annual meeting of shareholders held in 2008 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C has expired at the annual meeting of shareholders held in 2009 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. This classification of the Board of Directors may delay or prevent a change of control of our company or in our management. The external directors, under Israeli law, serve a three-year term which may be extended for an additional term of three years. Following an extension of their tenure for an additional three year period, the shareholders may elect, if the board of directors and Audit Committee have approved and concluded that the external directors have special expertise and contribution to the board of directors and its committees, to reelect the external directors to serve in that capacity for an additional three year term. Our directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire. External directors may be removed from office pursuant to the terms of the Israeli Companies Law, 5759 – 1999, which we refer to as the Israeli Companies Law. See “External directors” below.

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

         Dr. Ophir and Mr. Baron have been elected as our external directors through 2006, and were re-elected by our shareholders for one additional three-year term expiring June 2009. In January 2009, our shareholders have re-elected Dr. Ophir and Mr. Baron to serve as our external directors for an additional term of three years until January 2012. In addition, Mr. Zeev Koren was elected as an independent director in 2006 and was re-elected by our shareholders on January 21, 2010 until the third consecutive annual general meeting of the shareholders.

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

         Our Board of Directors has formed an audit committee that is empowered to exercise the powers of the Board of Directors for our accounting, reporting and financial control practices. The members of the audit committee are Dr. Orna Ophir and Messrs. Israel Baron and Zeev Koren. Our Board of Directors has determined that Mr. Israel Baron and Dr. Orna Ophir are qualified as “financial expert,” as such term is defined by the rules of the Nasdaq National Market and the Securities and Exchange Commission and the Israeli regulations.

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

        D.       EMPLOYEES

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2009	2008	2007

By area of activity:
Control Center	319	249	232
Research and Development	7	7	12
Sales and Marketing	87	81	75
Technical support and IT	246	207	157
Finance, Administration and Management	213	213	179
Private enforcement and operations	406	416	344
Manufacturing	77	81	71
Total	1,355	1,254	1,070
By geographic location (out of total):
Israel	549	514	500
Brazil	593	542	381
Argentina	188	173	164
United States	25	25	25
Total:	1,355	1,254	1,070

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

In April, 2010, our compensation committee resolved to grant a bonus in the aggregate sum equal to 0.9% of the operating profit of Ituran (not on a consolidated basis), including the profit attributed to the activities of our subsidiary, E-Com Global Electronic Commerce Ltd. relating to value added services provided by E-Com, which will be distributed between some of our employees ranging from medium to junior levels of management, commencing as of the third quarter of 2010 and will be reflected in our results of operations from the second quarter of 2010.

Brazil

         Our employment agreements in Brazil are subject to Brazilian labor laws and regulations, to collective labor agreements or bargaining arrangements with unions and contract. The laws and regulations in Brazil govern almost all aspects of an employment relationship and do not leave much room to be negotiated with the employee. Still, employment contracts create obligations to the parties if they are in compliance with the law. The Labor Code mainly governs the employees’ right to paid annual vacation, paid sick days, the maximum length of a workday, minimum payment for overtime and statutory severance pay. Brazilian law generally requires severance pay equal to 50% of the balance of the employee’s FGTS account (a mandatory fund to guarantee severance and unemployment). The FGTS can also be withdrawn when the employee retires, dies or his employment is terminated without cause, among others. Brazilian employers are required to purchase health insurance for employees only in the event it is set forth by the applicable collective labor agreement, contract or company policy, and are required to cover employees’ food and travel costs whenever a business trip is required, and to make deposits into the a Guarantee Severance Fund (the so-called “FGTS”). Furthermore, Brazilian employees and employers are required to make contributions to the National Insurance Institute (“INSS”), similar to the United States Social Security Administration. Our payments to the National Insurance Institute amount to 34.5% to 37.8% of the payrolls, out of which 7.7% to 11% corresponds to contributions by the employees deducted from salaries and 26.8% is the fixed part we pay. Our contribution of 26.8% includes mandatory contribution to the Public Insurance for Labor Accidents and Diseases (SAT). According to Decree Law 6957/2009 such portion, which varies from 1% to 3% of payroll, should be multiplied by another factor (FAP) from 0.5 to 2 in order to reduce or increase our burden to reflect statistics of occupational accidents and diseases in our business.

         All of our employees in Brazil, excluding the chief executive officer, the directors (VPs) and several managers, are represented by a labor union and the employees’ mandatory contributions to their union are paid by us. The law authorizes us to deduct mandatory contributions to unions from the respective salaries.

Argentina

         Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause. Argentine employers are also required to contribute for health insurance for employees and allocate sums to the employee’s pension fund. Our payments for pension funds are 17.5% and healthcare amount to 6% of each gross salary.

         Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them.

United States

         We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

        E.       SHARE OWNERSHIP

                 The following sets forth, as of May 20, 2010 the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership	Voting %

Izzy Sheratzky(3)	5,809,579	26.54	27.71
Professor Yehuda Kahane (4)	2,128,539	9.72	10.15
Zeev Koren	-	-	-
Avner Kurz (5)	1,447,925	6.61	6.91
Amos Kurz (6)	1,445,205	6.60	6.89
Yigal Shani (7)	370,011	1.69	1.76
Eyal Sheratzky	*	*	-
Nir Sheratzky	*	*	-
Gil Sheratzky	-	-	-
Yoav Kahane	-	-	-
Orna Ophir	-	-	-
Israel Baron	-	-	-
Eli Kamer	-	-	-
Guy Aharonov	-	-	-

*owns less than one per cent of our outstanding share capital.

(1)	This table includes only current directors and officers that beneficially hold our shares.

(2)
Amounts in this column are based on 23,475,431 ordinary shares outstanding as of May 20, 2010. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)
Shares beneficially owned include: (a) 301,262 shares directly owned by Mr. Sheratzky and an entity wholly owned by him; (b) 5,506,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with a certain shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.B. – “Compensation” under the caption “Shareholders agreement and articles of association of Moked Ituran” above; (c) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        A.       MAJOR SHAREHOLDERS

                   The following table shows the number of our ordinary shares beneficially owned by (a) the only shareholders known to us as of May 20, 2010, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

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

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	Capital % (1)	Voting %
Moked Ituran Ltd. (1)	5,506,952	25.15	26.26
F.K. Generators and Equipment Ltd. (2)	1,445,205	6.6	6.89
All directors and executive officers as a group	6,745,269	30.64	31.99
The Baupost Group, L.L.C.(3)	1,721,066	7.86	8.21
Psagot Investments House Ltd.(4)	1,159,082	5.29	5.53
Treasury shares(5)	2,507,314	4.22	-

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

(4) the information presented herein is based on Form 13G filed by Psagot Investments House Ltd. on April 7, 2010.

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

         As of May 10, 2010, we had a total of 3* shareholders of record in the United States with registered with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* Includes the Depository Trust Company.

        B.       RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the Chairman of our Board of Directors and the uncle of both of our Co-Chief Executive Officers, and Yigal Shani, one of our directors. We pay an annual aggregate amount of NIS 931,000, or $237,000, for our basic insurance policies and NIS 681,000, or $173,000, for our directors’ and officers’ insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 156,000, or $40,000 to be paid by the insurance company on account of these policies.

We have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers.

In February 2003, we entered into a two-year services agreement with A. Sheratzky Holdings, a company controlled by Izzy Sheratzky, and Izzy Sheratzky pursuant to which Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides us full-time services as Chairman of the Board of Directors, under the same terms of his previous employment as Chief Executive Officer. Pursuant to the agreement, A. Sheratzky Holdings will receive compensation equal to NIS 85,500, or approximately $21,700, per month, adjusted for inflation, and linked to the Israeli CPI, plus reimbursement of certain business expenses. In addition, Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement is automatically renewable for successive two-year periods until either party notifies the other of its intention to terminate the agreement, by providing a 180-day prior written notice.

On September 5, 2002, we entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky pursuant to which A. Sheratzky Holdings will provide management services to us through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307, or $12,400 and $12,500, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. In January 2004, a change in the employment terms of the Chief Executive Officer was approved providing each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, an annual bonus in an amount equal to 1% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus is paid.

The aggregate amounts paid to A. Sheratzky Holdings in 2007, 2008 and 2009 were approximately $2,855,000, $5,266,000, and $2,929,000, respectively (all numbers include value added tax).

On March 23, 1998, we entered into a financial services agreement with our director, Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or approximately $900, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or approximately $4,000, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in each of the years 2008 and 2009 were approximately $54,000 and $50,000.

On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. entered into an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that Company in consideration of monthly payments in the amount of NIS 25,000 or $7,000, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky will report to our CEO. The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007. The aggregate amounts paid to Mr. Gil Sheratzky in 2008 and 2009 were approximately $175,000 and $152,000, respectively.

On May 29, 2002, Rinat Yogev Nadlan,  a company controlled by our controlling shareholder, Izzy Sheratzky and Messrs. Yigal Shani, Amos Kurz and Avner Kurz, our directors, entered into an agreement with our subsidiary Ituran Cellular Communication for the lease of a property held by Rinat Yogev Nadlan, which will expire on February 2012. The aggregate amounts paid to Rinat Yogev Nadlan in each of 2007, 2008 and 2009 were approximately $74,000 (all numbers include value added tax).

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2008 and 2009, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from ERM in the sum of approximately NIS 26.8 million (or approximately $7.5 million) and NIS 26.3 million (or approximately $6.7 million).  Ituran and E-Com Global Electronic Commerce Ltd. (our wholly owned subsidiary) acquired a license from our subsidiary, Mapa, to use Mapa’s GISrael-Navigator database in order to incorporate such database in our navigation based products. In 2008 and 2009, we paid the aggregate sum of approximately US$86,000 and US$208,000 respectively, for the use of such license.

        C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.   FINANCIAL INFORMATION

        A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Legal proceedings

We are involved in litigation with Leonardo L.P., a US-based hedge fund, arising out of a financial transaction entered into between us and Leonardo in February 2000. Pursuant to the terms of this financial transaction, we received a cash investment of $12 million in exchange for certain notes that were convertible into our ordinary shares according to a pre-determined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($14.7) or an average trading price of our shares for a defined period prior to conversion. The conversion price is used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price. On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 690,000 of our ordinary shares. As part of the terms of this financial transaction, and, as required by the rules of the TASE where our ordinary shares are currently traded, we were required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of our ordinary shares as the number of registered shares that could be issued under the notes. We understood the terms of our financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to us, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would we be required to deliver more than 2,250,000 of our ordinary shares. We believe that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of our ordinary shares. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of our ordinary shares. We believe that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. Accordingly, we believe that the matter may only be resolved through a litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo. The parties are currently in early stages of giving evidence the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo's alleged claim that that on January 29, 2002 we also breached the same agreement because Moked Ituran Ltd. distributed some of our shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the number of our shares that it held at the time we entered into the financial transaction with Leonardo. Although there can be no assurances as to the final outcome of this litigation, we believe that the maximum liability that we could have in this matter, assuming that a court rejects our interpretation of the agreements or determines that we have otherwise defaulted in the notes, is approximately $9.6 million. While we cannot predict the outcome of this case, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of our ordinary shares, could result in significant costs to us, adversely affecting our results of operations. In addition, the issuance of our ordinary shares to Leonardo may impact the share price of our ordinary shares and would dilute our shareholders’ ownership percentage.

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

On December 21, 2009, we have also received from ST a letter seeking indemnification under the purchase agreement for an alleged breach of certain representations made by Ituran under the purchase agreement, claiming damages in an amount of approximately US$4.3 Million. ST's letter also contains an allegation in respect of a possible and additional breach of a representation in an amount of approximately US$4.3 million, even though no damages were incurred by ST or by Telematics. We believe that the claims made by ST as stated in their letter have no merits and intend to vigorously defend ourselves against such claims. We are currently negotiating the terms of the arbitration proceedings to be conducted between ST and us in respect of these claims. For further details concerning the sale of Telematics to ST, see Item 4.A – Information on the Company, under the caption “History and Development of the Company” above.

Dividend distribution policy

On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount equal to 25% of our net profits, calculated based on the financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. On November 16, 2009, we adopted a new dividend distribution policy, providing for an annual dividend distribution in an amount equal to 50% of our net profits, calculated based on the financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid.

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

Pursuant to our dividend policy adopted on January 29, 2004, we declared on February 20, 2006 a dividend in the amount equal to NIS 17.5 million, or $3.7 million. Such dividend was paid on April 4, 2006. On February 20, 2007, we declared a dividend in the amount equal to NIS 20.1 million, or $4.8 million. Such dividend was paid on April 4, 2007. On February 21, 2008, we declared a dividend in the amount equal to NIS 108 million, or $29.1 million. Such dividend was paid on April 8, 2008. On February 23, 2009, we declared a dividend in the amount equal to NIS 15.5 million, or $3.7 million. Such dividend was paid on April 7, 2009. On February 16, 2010, we declared a dividend in the amount equal to NIS 122.8 million, or $32.8 million. Such dividend was paid on April 7, 2010.

        B.       SIGNIFICANT CHANGES

        Except for as stated in this annual report, there are no significant financial changes as of December 31, 2009.

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

	High	Low

During the last six months
April 2010	$16.19	$14.91
March 2010	$16.89	$14.41
February 2010	$15.76	$13.27
January 2010	$14.64	$12.90
December 2009	$13.60	$12.70
November 2009	$13.36	$12.24

During each fiscal quarter of 2008 and 2009
First Quarter 2010	$16.89	$12.90
Fourth Quarter 2009	$13.60	$10.11
Third Quarter 2009	$10.49	$8.20
Second Quarter 2009	$9.24	$6.67
First Quarter 2009	$8.67	$6.00
Fourth Quarter 2008	$10.65	$6.20
Third Quarter 2008	$12.18	$10.50
Second Quarter 2008	$13.62	$10.19
First Quarter 2008	$11.81	$10.00

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

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low
Annual:
2009	50.43	25.73	13.35	6.06
2008	44.02	22.84	12.85	5.68
2007	66.41	37.97	15.72	9.82
2006	85.29	60.62	18.53	13.86
2005	75.37	40.97	16.80	9.13

Quarterly:
First Quarter 2010	62.05	48.55	16.64	12.86
Fourth Quarter 2009	50.43	38.52	13.35	10.23
Third Quarter 2009	39.69	32.36	10.52	8.18
Second Quarter 2009	36.14	28.57	9.22	6.78
First Quarter 2009	34.60	25.73	8.49	6.06
Fourth Quarter 2008	36.63	22.84	10.48	5.68
Third Quarter 2008	43.59	35.67	12.14	10.55
Second Quarter 2008	44.02	36.31	12.85	10.15
First Quarter 2008	43.54	34.06	11.32	10.08

Most recent six months:
April 2010	60.20	56.44	16.27	15.18
March 2010	62.05	55.91	16.64	14.91
February 2010	59.46	49.18	15.78	13.17
January 2010	54.31	48.55	14.62	12.86
December 2009	50.23	48.20	13.29	12.77
November 2009	50.43	44.60	13.35	11.91

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

         The discussion below should not be construed as legal or professional tax advice and does not cover all possible tax considerations.  Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

         Israeli companies are generally subject to corporate tax.  The corporate tax rate declined from 27% in 2008, to 26% in 2009 and 25% in 2010 and is scheduled to decline to 24% in 2011; 23% in 2012; 22% in 2013, 21% in 2014; 20% in 2015 and 18% in 2016 and thereafter.  Capital gains derived after January 1, 2010 are subject to tax at a rate of 25%.

Taxation of Non-Israeli Subsidiaries

         Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.  In accordance with the provisions of Israeli-controlled foreign corporation rules, certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or income from capital gains), may be deemed distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation.  An Israeli company that is subject to Israeli taxes on such deemed dividend income of its non-Israeli subsidiaries may generally receive a credit for non-Israeli income taxes paid by the subsidiary in its country of residence or are to be withheld from the actual dividend distributions.

Taxation of our shareholders

Taxation of non-Israeli shareholders on receipt of dividends.

         Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, hold, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.  Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

         A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

         Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares. In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.  Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

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

Foreign exchange rate risk

         Although we report our consolidated financial statements in dollars, in 2007, 2008 and 2009, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2007, 2008 and 2009, we derived approximately 47.3%, 10.5% and 9.2% of our revenues in dollars, 19.8%, 48.8% and 45.5% in NIS, 25.3%, 32.2% and 36.7% in Brazilian Reals and 7.6%, 8.4% and 8.6% in Argentine Pesos, respectively. In fiscal years 2007, 2008 and 2009, 35.7%, 23.2% and 17.2% of our expenses were incurred in dollars, 35.5%, 41.1% and 41.2% in NIS, 23.2%, 28.7% and 34.3% in Brazilian Reals and 5.6%, 7% and 7.3% in Argentine Pesos, respectively. Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2009, accumulated other comprehensive income increased by $5.7 million compared to the year 2008. In the year 2008, accumulated other comprehensive income decreased by $1.2 million compared to the year 2007. In the year 2007, accumulated other comprehensive income increased by $10.7 million compared to the year 2006. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2006		2007		2008		2009
	Actual	At 2005 exchange rates(1)	Actual	At 2006 exchange rates(1)	Actual	At 2007 exchange rates(1)	Actual	At 2008 exchange rates(1)
	(In thousands)
Revenues	$104,052	$101,605	$124,838	$119,837	$132,616	$122,064	$121,381	$131,327
Gross profit	50,199	49,037	57,199	55,021	63,619	57,235	60,559	66,555
Operating income	24,732	24,406	72,499	72,781	25,660	22,366	24,382	27,492

(1)           Based on average exchange rates during the period.

                 In the past, we entered into foreign currency forward contracts generally of 12 to 18 months’ duration to hedge a portion of our foreign currency risk on the subscription fees payable in connection with our location-based services. Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, "Derivatives and Hedging" (formerly, FAS No. 133, as amended) the results of which are reflected in our income statements as revenues or cost of revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate. In 2009 the Company became party to foreign exchange derivative instruments (mainly forward contract) which were designated to hedge cash flows expected to be paid in connection with future purchases of inventory.

Interest rate risk

We invest our cash balances primarily in NIS bank deposits and in treasury bills of the US government and therefore, we are exposed to market risks resulting from changes in general interest rates, primarily in the United States and Israel, but we do not believe such risks to be material. We do not use derivative financial instruments to limit exposure to interest rate risk.

ITEM 12.   DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.A	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15    CONTROLS AND PROCEDURES

        (A)   Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2009, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(B)   Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, utilizing the criteria described above. The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2009. Based on such assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than remediation steps undertaken by the Company, as disclosed in the Company’s annual report for the year 2008.

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited Ituran Location and Control Ltd. (the “Company”) and Subsidiaries internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit internal control over financial reporting of Teleran Holding Ltda. (Teleran) and Ituran Argentina S.A. (Ituran Argentina), subsidiaries of the Company, whose financial statements reflect total assets and revenues constituting 29 and 45 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009. Teleran and Ituran Argentina's internal control over financial reporting was audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to Teleran and Ituran Argentina's internal control over financial reporting in relation to Ituran Location and Control Ltd. taken as a whole, is based solely on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

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

In our opinion, based on our audit and the reports of other auditors, Ituran Location and Control Ltd. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated May 20, 2010, expressed an unqualified opinion.

FAHN KANNE & CO.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
May 20, 2010

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

Introductory Paragraph:

We have audited management´s assessment, included in the accompanying Management´s Report on Internal Control, that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2009, based on criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Ituran Argentina S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company´s internal control over financial reporting based on our audit.

Scope Paragraph:

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management´s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition Paragraph:

A company´s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the  preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions  are  recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Opinion Paragraph:

In our opinion, management’s assessment that Ituran Argentina S.A.  maintained effective internal control over financial reporting as of December 31, 2009, is fairly stated, in all material respects, based on criteria established in “Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also, in our opinion, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in “Internal Control -  Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Explanatory Paragraph:

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of  Ituran  Argentina S.A. as of December 31, 2009 and 2008, and the related statements of income stockholders´ equity, and cash flows for each of the years in the two-year period ended December 31, 2009, and our reports dated February 10, 2009 and February 12, 2010, expressed an unqualified opinion on those financial statements.

Signed by:

/S/ Gustavo R. Chesta (Partner)
Estudio Urien & Asociados
Argentina
February 12, 2010

Report of independent registered public accounting firm

To the shareholders of Teleran Holding Ltda. - Brazilian entity:

1.
We have audited Teleran Holding Ltda. and subsidiary’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Teleran Holding Ltda.’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

5.
In our opinion, Teleran Holding Ltda. and subsidiary has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by COSO.

6.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teleran Holding Ltda. and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income and cash flows for the years then ended and our report dated February 17, 2010 expressed an unqualified opinion thereon.

São Paulo, February 17, 2010.

Auditores Independentes

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

ITEM 16C.                      PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Fahn Kanne & Co., a member firm of Grant Thornton International has served as our independent public accountants for each of the fiscal years ended in the three-year period ended December 31, 2008, and were re-elected by our shareholders until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & Co., for the year ended December 31:

	2009	2008	2007
	($ in thousands)

Audit Fees	165	161	154
Audit Related Fees	-	-	-
Tax Fees	23	19	7
All Other Fees	23	9	11
Total	211	189	172

         The audit fees for the years ended December 31, 2007, 2008 and 2009, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran, and assistance with review of documents filed with the SEC.

         Tax fees for the years ended December 31, 2007, 2008 and 2009, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits.

         Other fees for the year ended December 31, 2007, 2008 and 2009, respectively, were for services related to correspondences with the SEC, assistance in respect of legal claims against us.

         Our audit committee has pre-approved certain audit and non-audit services provided by Fahn Kanne & Co. during the years 2008 and 2009, up to a certain amount.

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

Set forth below is a summary of the shares repurchased by Ituran from July 2006 and until the date hereof and the approximate dollar value of securities that may yet be purchased under its repurchase plan:

 Ituran Shares

	Total number of shares purchased(1)	Average price paid per share(U.S. dollars)	Total number of shares purchased as part of publicly announced plans or programs	Approximate U.S. dollar value of securities that may yet be purchased under the plans or programs(2)(in millions)
July 2006	60,103	15.30	60,103	9,080,000
December 2007	431,287	11.30	431,287	4,206,000
January 2008	990,924	11.34	990,924	2,969,000
February 2008	144,306	11.45	144,306	1,317,000
May 2008	540,519	13.13	540,519	4,220,000
June 2008	159,435	13.20	159,435	2,115,000
July 2008	62,825	11.15	62,825	1,415,000
August 2008	26,838	11.91	26,838	1,095,000
September 2008	85,810	11.41	85,810	116,000
October 2008	5,267	10.73	5,267	59,000
Total	2,507,314		2,507,314

(1)      No securities were repurchased by the Company in 2008 except in the months listed.

(2)      Amount available for repurchase under the Company’s repurchase plan pursuant to authorization by the Company’s board of directors in July 17, 2006 up to $10 million of ordinary shares of the Company.  On January 24, 2008, our board of directors authorized an increase of the amount of the shares to be repurchased by the Company, to repurchase up to an aggregate of $20 million of ordinary shares of the Company. As of the date of this report, the Company repurchased 2,507,314 ordinary shares (of which 924,433 were purchased by its subsidiary, Ituran Cellular Communications Ltd.).We reached the limitation on repurchase of our shares as determined by our board of directors in October 2008 and hence in 2009, we did not repurchase any of our shares.

ITEM 16F.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.In reliance upon Nasdaq Marketplace Rule 4350(a)(1), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of its board of directors be independent, as defined in Marketplace Rule 4350(c), (ii) an audit committee comprised solely of members who are able to read and understand fundamental financial statements as required by Nasdaq Marketplace Rule 4350(d)(2) or (iii) a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4). As a result, we have elected to follow Israeli law regarding independence requirements of our Board of Directors and the composition of our Board of Directors will remain as is. See “External directors” above. Similarly, we have elected to follow Israeli law with regard to the composition of our existing audit committee, which has three independent (as defined in Marketplace Rule 4350(c)) members, two of whom are “external directors” under the Israeli Companies Law and meet the requirements of Nasdaq Marketplace Rule 4350(d)(2) and at least one of which meets the requirement of the Directive of the Israel Securities Authority that one non-employee member has “financial and accounting skills” to, among other things, understand, on a high level, matters relating to business, accounting, internal auditing and financial statements. See also “Audit Committees” above. In addition, our Board of Directors will not appoint a nominating committee as required by Nasdaq Marketplace Rule 4350(c)(4) and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, Board of Director members (other than the External Directors) are nominated by our Board of Directors, as is the custom in Israel. By law, shareholders holding at least 1% of a company’s voting rights may nominate directors and our company complies with this law. External Directors are nominated by the board of directors and must be elected at the shareholders general meeting that must approve them by a majority and in addition, either (i) one third of the non-controlling shareholders participating in such vote have voted for such External Directors; or (ii) the shareholders opposing such nomination that are not controlling shareholders must not represent in excess of 1% of the total voting rights in the company

PART III

ITEM 17.   FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.   FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Changes in Equity	F-6-F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-10-F-46

ITEM 19.                                EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company (1)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

4.1	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.2	Agreement with an Independent Contractor, dated February 1, 2003, by and between the Registrant, Izzy Sheratzky, and A. Sheratzky Holdings Ltd. (English translation). (1)
4.3
Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Eyal Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002, and resolution of the Registrant's shareholders dated February 24, 2004 (English translation). (1)

4.4
Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Nir Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002 ,and resolution of the Registrant's shareholders dated February 24, 2004 (English translation). (1)

4.5	Individual Employment Agreement, dated August 1, 1995, by and between Moked Ituran Partnership (1995) and Jacob Suet (English translation). (1)
4.6	Individual Employment Agreement, dated August 20, 1995, by and between Moked Ituran Partnership (1995) and Harel Broida (English translation). (1)
4.7	Individual Employment Agreement, dated July 15, 1998, by and between Moked Ituran Partnership (1995) and Shlomo Kaminsky (English translation). (1)
4.8	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.9	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.10	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)
4.11	Deed of undertaking and indemnification, dated November 12, 2000, executed by the Registrant to the benefit of Bank Hapoalim, B.M. on behalf of Ituran Localizacao e Controle (English translation). (1)
4.12	Indenture, dated August 6, 2001, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.13	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (floating lien) (English translation). (1)
4.14	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.15	Deed of undertaking for repayment of loan, dated May 20, 2004, made by the Registrant in favor of Bank Hapoalim, B.M. (English translation). (1)
4.16	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.17	Lease Agreement, dated November 23, 2001, by and between Ituran de Argentina S.A. and El Sr. Mario Galuppo (English translation). (1)
4.18	Lease Agreement, dated September 7, 2001, by and between Ituran de Argentina S.A. and El Sr. Gustavo Eduardo Bazan (English translation). (1)
4.19	Form of Directors' Letter of Indemnity (English translation). (1)
4.20	Form of Underwriting Agreement (1)
4.21	Agreement with Mapa dated April 26, 2007 (2)
4.22	Share Purchase Agreement between dated as of November 15, 2007 by and between Ituran Location and Control Ltd., Telematics Wireless Ltd. and ST Electronics (Info-Comm Systems) Pte Ltd. (3)
4.23	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (3) *

8	List of significant subsidiaries
10.1	Consent of Fahn Kanne & Co.
10.2	Consent of Terco Grant Thornton
10.3	Consent of Estudio Urien & Asociados
12.1	Certification by chief executive officer as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).
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
as of December 31, 2009

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF
ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. (the "Company") and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Board of Directors and management of the Company.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Teleran Holding Ltda. (Teleran) and Ituran Argentina S.A. (Ituran Argentina), subsidiaries of the Company, which statements reflect total assets of 29% and 24% as of December 31, 2009 and 2008, respectively, and total revenues of 45%, 41% and 33%, respectively, for the three years in the period ended December 31, 2009, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinion insofar as it relates to the amounts included for Teleran and Ituran Argentina, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ituran Location and Control Ltd. and Subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 20, 2010 expressed an unqualified opinion thereon.

FAHN KANNE & CO.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
May 24, 2010

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2009	2008

Current assets

Cash and cash equivalents	60,813	12,511
Deposit in escrow (Note 1A1c)	5,227	5,199	(*)
Investments in trading marketable securities	4,213	30,159
Accounts receivable (net of allowance for doubtful accounts)	24,906	26,729
Other current assets (Note 2)	6,136	5,487
Inventories (Note 3)	11,096	11,659
	112,391	91,744

Long-term investments and other assets

Deposit in Escrow (Note 1A1c)	7,840	7,799	(*)
Investments in affiliated company (Note 4A)	205	180
Investments in other companies (Note 4B)	80	80
Available for sale marketable securities	-	2,988
Other assets (Note 5)	1,742	1,443
Loan to former employee	558	558
Deferred income taxes (Note 16)	5,653	6,544
Funds in respect of employee rights upon retirement	3,606	2,792
	19,684	22,384

Property and equipment, net (Note 6)	39,090	27,074

Intangible assets, net (Note 7)	5,064	6,967

Goodwill (Note 8)	9,639	9,730

Total assets	185,868	157,899

(*)	Reclassified.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2009	2008

Current liabilities

Credit from banking institutions (Note 9)	6	320
Accounts payable	13,459	11,642
Deferred revenues	5,486	4,821
Other current liabilities (Note 10)	17,443	14,888	(*)
	36,394	31,671

Long-term liabilities

Liability for employee rights upon retirement	5,457	4,747
Provision for contingencies	3,071	1,445	(*)
Deferred income taxes (Note 16)	1,209	1,463
	9,737	7,655

Contingent liabilities, liens and guarantees (Note 11)

Capital Notes (Note 12)	5,894	5,894

Equity:

Shareholders’ equity (Note 13)

Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2009 and 2008 – 60,000,000 shares
Issued and outstanding – December 31, 2009 and 2008 – 23,475,431 shares
Additional paid- in capital	73,554	73,554
Accumulated other comprehensive income	18,036	12,091
Treasury stock at cost – December 31, 2009 and 2008, 2,507,314 shares	(30,054)	(30,054)
Retained earning	66,607	51,981
Shareholders’ equity	130,126	109,555

Non-controlling interests	3,717	3,124	(**)

Total equity	133,843	112,679

Total liabilities and equity	185,868	157,899

(*)	Reclassified.

(**)	Non-controlling interests reclassification (see Note 1Z).

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earning per share data)	2009	2008	2007

Revenues:
Location-based services	91,574	86,051	64,634
Wireless communications products	29,807	46,565	60,204
	121,381	132,616	124,838

Cost of revenues:
Location-based services	33,377	31,386	23,630
Wireless communications products	27,445	37,611	44,009
	60,822	68,997	67,639

Gross profit	60,559	63,619	57,199
Research and development expenses	372	408	2,991
Selling and marketing expenses	7,684	9,628	8,218
General and administrative expenses	27,213	27,505	22,629
Other expenses (income), net (Note 14)	908	418	(49,138)
Operating income	24,382	25,660	72,499
Other expenses (Note 4B2)	-	(1,617)	-
Financing income (expenses), net (Note 15)	1,604	(166)	1,227
Income before taxes on income	25,986	23,877	73,726
Taxes on income (Note 16)	(7,139)	(7,896)	(20,953)
Share in losses of affiliated companies, net	13	(25)	(516)
Net income for the year	18,860	15,956	52,257
Less: Net income attributable to non-controlling interest	(668)	(1,074)	(783)
Net income attributable to company shareholders	18,192	14,882	51,474

Earnings per share attributable to company shareholders (Note 17):
Basic	0.87	0.69	2.21

Diluted	0.87	0.69	2.20

Weighted average number of shares outstanding (in thousands):
Basic	20,968	21,431	23,315

Diluted	20,977	21,440	23,422

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY SHAREHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars
Balance as of January 1, 2007	23,322	1,971	73,554	3,003	19,604	(1,261)	2,578	99,449
Changes during 2007:
Net income	-	-	-	-	51,474	-	783	52,257
Gains on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	10,712	-	-	256	10,968
Total comprehensive income								63,225
Exercise of options	154	12	-	-	-	-	-	12
Purchase of Company shares by the Company	-	-	-	-	-	(4,873)	-	(4,873)
Cost of Company shares held by subsidiary that has been sold (see Note 1A1c)	-	-	-	-	-	234	-	234
Non-controlling interests regarding a subsidiary that has been sold (see Note 1A1c)	-	-	-	-	-	-	(757)	(757)
Dividend paid	-	-	-	-	(4,839)	-	-	(4,839)
Balance as of January 1, 2008	23,476	1,983	73,554	13,715	66,239	(5,900)	2,860	152,451
Changes during 2008:
Net income	-	-	-	-	14,882	-	1,074	15,956
Losses on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	(1,228)	-	-	(456)	(1,684)
Unrealized losses from available for sale marketable securities	-	-	-	(396)	-	-	-	(396)
Total comprehensive income								13,876
Purchase of Company shares by the Company	-	-	-	-	-	(24,154)	-	(24,154)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(354)	(354)
Dividend paid	-	-	-	-	(29,140)	-	-	(29,140)
Balance as of December 31, 2008	23,476	1,983	73,554	12,091	51,981	(30,054)	3,124	112,679

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY SHAREHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars
Balance as of January 1, 2009	23,476	1,983	73,554	12,091	51,981	(30,054)	3,124	112,679
Changes during 2009:
Net income	-	-	-	-	18,192	-	668	18,860
Gains on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	5,658	-	-	94	5,752
Losses in respect of derivative instruments designated for cash flow hedge, net of related taxes	-	-	-	(122)	-	-	-	(122)
Unrealized gains from available for sale marketable securities	-	-	-	180	-	-	-	180
Reclassification adjustment on available-for-sale	-	-	-	229	-	-	-	229
Total comprehensive income	-	-	-	-	-	-		24,899
Dividend paid to non-controlling interest	-	-	-	-	-	-	(169)	(169)
Dividend paid	-	-	-	-	(3,566)	-		(3,566)
Balance as of December 31, 2009	23,476	1,983	73,554	18,036	66,607	(30,054)	3,717	133,843

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2009	2008	2007
Cash flows from operating activities

Net income for the year	18,860	15,956	52,257

Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	12,530	10,115	8,080
Exchange differences on principal of deposit and loans, net	28	73	(78)
Gains in respect of trading marketable securities	(1,421)	(2,108)	(437)
Gain from sale of subsidiary , net (Appendix A)	-	-	(36,373)
Write-off of an investment in other company	-	1,617	-
Increase in liability for employee rights upon retirement	676	615	1,293
Share in losses (gains) of affiliated companies, net	(13)	25	516
Deferred income taxes	988	(1,533)	991
Capital gains on sale of property and equipment, net	(2)	(3)	(5)
Decrease (increase) in accounts receivable	722	1,218	(8,556)
Decrease (increase) in other current assets	(1,716)	(1,938)	724
Decrease (increase) in inventories and contracts in process, net	646	1,752	(3,645)
Increase (decrease) in accounts payable	1,734	(1,208)	1,799
Increase (decrease) in deferred revenues	631	(1,047)	(32)
Increase (decrease) in other current liabilities and provision for contingencies	4,063	3,722	(3,773)
Net cash provided by operating activities	37,726	27,256	12,761

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(794)	(250)	(678)
Capital expenditures	(15,698)	(16,947)	(9,641)
Acquisition of subsidiary (appendix A)	-	-	(8,549)
Deposit in escrow	-	(12,998)	-
Deposit	(389)	(369)	-
Proceeds from sale of property and equipment	106	233	195
Purchase of intangible assets and non-controlling interest	-	-	(64)
Investments in available for sale marketable securities	(182)	(3,397)	-
Investment in other company	-	-	(1,447)
Investments in trading marketable securities	(34,467)	(33,211)	(5,488)
Sale of trading marketable securities	60,600	13,420	13,982
Sale of available for sale marketable securities	3,886	-	-
Investment in subsidiary	-	(354)	-
Proceeds from sale of subsidiary, net of direct related expenses	-	58,720	-
Loan granted to former employee	-	-	(560)
Subsidiary no longer consolidated (Appendix B )	-	-	(6,938)
Net cash provided by (used in) investment activities	13,062	4,847	(19,188)

Cash flows from financing activities
Short term credit from banking institutions, net	(316)	(2)	160
Repayment of long term loans	-	-	(3,500)
Dividend paid	(3,566)	(29,140)	(4,839)
Proceeds from exercise of options by employees	-	-	12
Dividend paid to non-controlling interest	(169)	-	-
Purchase of Company’s shares	-	(24,154)	(4,873)
Net cash used in financing activities	(4,051)	(53,296)	(13,040)

Effect of exchange rate changes on cash and cash equivalents	1,565	5,035	4,324

Net increase (decrease) in cash and cash equivalents	48,302	(16,158)	(15,143)
Balance of cash and cash equivalents at beginning of year	12,511	28,669	43,812
Balance of cash and cash equivalents at end of year	60,813	12,511	28,669

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Acquisitions of a subsidiary

US dollars
(in thousands)	Year ended December 31, 2007

Working capital (excluding cash and cash equivalents), net	1,280
Deferred income taxes	(1,583)
Funds in respect of employee rights upon retirement	408
Property and equipment , net	397
Intangible assets, net	6,719
Goodwill	5,220
Liability for employee rights upon retirement	(729)
Long term loan	(3,163)
8,549

Appendix B – Company no longer consolidated

US dollars
(in thousands)	Year ended December 31, 2007

Working capital (excluding cash and cash equivalents and inventory), net	50,031
Inventory (including contracts in process )	(4,408)
Funds in respect of employee rights upon retirement	(2,968)
Deposit	(1,680)
Investment in affiliated company	(144)
Deferred income taxes	(347)
Property and equipment , net	(1,254)
Goodwill	(479)
Liability for employee rights upon retirement	3,803
Non-controlling interest	757
Gain from sale of subsidiary (*)	(36,373)
6,938

(*)           Net of income taxes in an amount of US$ 13,734 thousand.

Supplementary information on investing activities not involving cash flows

At December 31, 2007, trade payables included US$ 119 thousand, in respect of the acquisition of property and equipment.

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2009		2008		2007

Interest paid	173		630		100

Income taxes paid, net of refunds	3,466	(**)	24,890	(*)	9,625

(*)	Including US$ 15,817 thousand with respect to taxes applicable to the capital gain on the sale of a subsidiary.

(**)	See Note 16A.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

a.
Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of location-based services and machine-to-machine wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

b.
On June 25, 2007, the Company completed the acquisition of 100% of the outstanding share capital of Mapa Mapping and Publishing Ltd. and Mapa Internet Ltd. ("Mapa").  Mapa provides geographic information (GIS) in Israel and is the owner of geographic information database for navigation in Israel.

The purchase price for the acquisition included approximately US$9.9 million that was paid to the shareholders of Mapa and an additional sum of approximately US$3.1 million that was transferred to Mapa, which was used to repay Mapa’s loans to its shareholders.

The acquisition was accounted for according to the purchase method of accounting in accordance with prior business combination GAAP (FAS 141, Business Combinations), and accordingly, the respective purchase price (which included direct acquisition costs) was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition (see Appendix A to the cash flow statement).

The results of operations of Mapa were included in the consolidated financial statements of the company commencing July 1, 2007.

c.
On December 31, 2007, the Company completed the sale of the subsidiary, Telematics Wireless Ltd. (Telematics), to a third party (hereinafter: the "purchaser").  Pursuant to the sale transaction, the Company sold its entire shareholdings of Telematics to the purchaser, for an amount of US$ 80 million (based on a specified enterprise value of Telematics, following the purchase of a certain portion of Telematics' shares by Telematics for the aggregate sum of US$ 5 million).

The purchase price was subject to adjustments based on performance parameters of Telematics in the years 2007 and 2008.  The adjustment, based on Telematics’ 2007 performance parameters resulted in a reduction of the enterprise value and therefore reduction of the capital gain in an amount of approximately US$ 3 million.  The results of Telematics for 2008 did not change the purchase price further to the 2007 adjustment.  However, such reduction may be decreased based on Telematics’ performance parameters for the year 2008.  As stated below, the parties commenced an arbitration process with respect to 2007 and 2008 Telematics results and the purchase price adjustment.

The Company was required to deposit an amount of US$5 million in order to secure any adjustments to the purchase price. See below further details regarding arbitration proceedings conducted with the purchaser in respect of the required adjustment to the purchase price and the release of amounts from escrow. In addition, the Company was required to deposit an amount of US$ 7.5 million in an escrow account in order to ensure certain representations and warranties towards the purchaser.  Such amount, less any amount paid from the escrow pursuant to a court decision or pending a final court decision will be released to the Company not later than May 31, 2010.  The escrow amount was deposited in escrow in January 2008, after receipt of the entire consideration from the purchaser.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	General (cont.)

1.	Operations (cont.)

c.	(cont.)

In 2008, the Company received a notice from the purchaser (ST (Infocomm) Ltd.), claiming that based on Telematics’ performance parameters for the year 2007, the purchase price needs to be decreased by an amount of approximately US$ 10 million (out of which $3 million was recognized according to management estimate, as a reduction of the capital gain, based on Telematics’ 2007 performance parameters.  However, such reduction maybe decreased based on Telematics performance parameters for the year 2008), according to the provisions of the sale agreement between the Company and the purchaser.  The Company rejected the purchaser's claims and the amount of the adjustment to the purchase price is yet to be determined, including after examination of Telematics 2008 financial statements.  Subsequent to the abovementioned notice, the Company and the purchaser commenced arbitration proceedings regarding the adjustment required to be made, if any, to the purchase price, based on Telematics’ performance parameters in the year 2007 and the amount, if any, to be released from the escrow.  Although the Company believes that the outcome of the arbitration proceedings will be in their favor, in the event that they are not successful, the outcome could result in a significant loss to the Company, which will be reflected in the results of operations.

On December 21, 2009, the Company also received from ST a letter seeking indemnification under the purchase agreement for an alleged breach of certain representations made by Ituran under the purchase agreement, claiming damages in an amount of approximately US$ 4.3 million. ST's letter also contains an allegation in respect of a possible and additional breach of representations in an amount of approximately US$4.3 million, even though no damages were incurred by ST or by Telematics.  The Company believes that the claims made by ST as stated in their letter have no merits and intend to vigorously defend themselves against such claims. The Company is currently negotiating the terms of the arbitration proceedings to be conducted between ST and the Company in respect of these claims.

2.	Functional currency and translation to the reporting currency

The functional currency of the Company and its subsidiaries located in Israel is the New Israeli Shekel (“NIS”), which is the local currency in which those entities operate.  The functional currency of the foreign subsidiaries of the Group is their respective local currency.

The consolidated financial statements of the Company and all of its subsidiaries were translated into U.S. dollars in accordance with the standards of the Financial Accounting Standards Board ("FASB").  Accordingly, assets and liabilities were translated from local currencies to U.S. dollars using yearend exchange rates, and income and expense items were translated at average exchange rates during the year.

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reflected in equity, under “accumulated other comprehensive income (loss)”.

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

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

A.	General (cont.)

2.	Functional currency and translation to the reporting currency (cont.)

The following table presents data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Real
At December 31,

2009	3.775	1.7412	130.42 points
2008	3.802	2.337	125.50 points
2007	3.846	1.7713	120.90 points

Increase (decrease) during the year:

2009	(0.71)%	(25.49)%	3.9%
2008	(1.14)%	31.94%	3.8%
2007	(8.97)%	(17.15)%	3.4%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 1998 average 100.

3.	Accounting principles

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (the “ASC” OR "the Codification") which later was codified within ASC Topic 105, "Generally Accepted Accounting Principles". Following SFAS No. 168, the Codification became the single authoritative source for US GAAP (see also Note 2AA).

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

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  In these financial statements, the term “subsidiary” refers to a company over which the Company exerts control (ownership interest of more than 50%), and the financial statements of which are consolidated with those of the Company.  Significant intercompany transactions and balances were eliminated upon consolidation; profits from intercompany sales, not yet realized outside of the Group, were also eliminated.  Non-controlling interests are presented in equity.

C.	Cash and cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

D.	Cash deposit in escrow

Restricted cash is invested in certificates of deposit, which mature within one year and are used to ensure certain representations and warranties in connection with the sale of a subsidiary, towards the buyer.  See Note 1A1c.

E.	Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC Topic 320-10, "Investments - Debt and Equity Securities" (“ASC Topic 320-10”). Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reassesses such determination at each balance sheet date.

As of December 31, 2009 the investments in marketable securities covered by ASC Topic 320-10 were designated by management as trading securities. As of December 31, 2008 the investments in marketable securities were designated by management as trading securities and as available-for-sale.

Trading securities are stated at market value. The changes in market value are carried to financial income or expenses.

Trading securities are bought and held principally for the purpose of selling them in the near term. Changes in the fair value based on closing market prices of the securities at the balance sheet date, represent unrealized gains and losses which are included in earnings.

Trading gain for the year 2009 amounted to approximately US$ 1,321,000 in respect of trading securities held by the Group in the reporting period (US$ 2,311,000 and US$ 452,000 in 2008 and 2007, respectively).

Debt and equity securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net.

F.	Company shares held by treasury stock

Company shares held by the Company and its subsidiary are presented as a reduction of equity, at their cost to the Company or to the subsidiary, under the caption “Treasury Stock”. Gains on sale of these shares, net of related income taxes, are recorded as additional paid in capital.

Losses on the sale of such shares, net of related income taxes, are recorded as deductions from additional paid in capital to the extent that previous net gains from sales are included therein, otherwise in retained earnings.

G.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers and the information available on such customers.  See also Note 20A.

The allowance in respect of trade receivables at December 31, 2009 and 2008 was US$ 1,160,000 and US$ 821,000, respectively.

H.	Inventories

Inventories are stated at the lower of cost or market.  Cost is determined as follows: raw materials and finished products – mainly on the basis of first-in, first-out (FIFO); work in progress – on the basis of direct production costs including materials, labor and subcontractors.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Investment in affiliated companies

Investments in companies in which the Group has significant influence (ownership interest of between 20% and 50%) but less than a controlling interest, which are not subsidiaries (“affiliated companies”), are accounted for by the equity method.  Income on intercompany sales, not yet realized outside of the Group, was eliminated.

Investments in such companies in which the company no longer has significant influence, are classified as "investments in other companies". See J, below.

J.	Investment in other companies

Non-marketable investments in other companies in which the Company does not have a controlling interest or significant influence are accounted for at cost, net of write down for any permanent decrease in value.  See Note 4B.

During 2008, the Company wrote-off its entire investment in a certain other company, in an amount of US$ 1.6 million. See Note 4B2.

K.	Derivatives

The group applies the provisions of ASC Topic 815, "Derivatives and Hedging" (FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended). In accordance with ASC Topic 815, all the derivative financial instruments are recognized as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (gains or losses) of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For derivative financial instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

The Company carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts) which are designed to hedge the cash flows expected to be paid with respect to forecasted purchases of inventory, denominated in currencies other than the functional currency of the Company. Such transactions were designated as hedging instruments on the date that the Company entered into such derivative contracts, and qualify as cash flow hedges under ASC Topic 815.

The effective portion of the changes in fair value of the derivative instruments designated for hedging purposes are reported as “other comprehensive income” under “gains in respect of derivative instruments designated for cash flow hedge, net of related taxes”, and are recognized in the statements of income when the hedged transaction affects earnings. During 2009, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant. At December 31, 2009, the Company expects to reclassify US$122,000 of net losses on derivative instruments from accumulated other comprehensive income to earnings (within cost of revenues) during the next twelve months.

All other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financing income (expenses), net.  At December 31, 2009, the balance of such derivative instruments amounted to approximately US$ 14,000 (asset), and approximately US$(570,000) were recognized in earnings during the year ended that date.

See also Note 20B for further disclosure of derivative instruments.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

L.	Property and equipment

1.
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

2.	Rates of depreciation:

%

Operating equipment (mainly 20%-33%)	6.5-33
Office furniture, equipment and computers	7-33
Vehicles	15
Buildings	2.5
Leasehold improvements	Duration of lease which is less or equal to useful life

M.	Impairment of long-lived assets

The Group’s long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value (see Note 1O with respect to the annual impairment test of goodwill).  During 2009, 2008 and 2007, the Company recorded an impairment loss in an amount of US$ 0.9 million, US$ 0.4 million and US$ 0.9 million, respectively.  See Notes 7 and 8.

N.	Deferred income taxes

The Group accounts for income taxes in accordance with ASC Topic 740-10, "Income Taxes" (FAS No. 109, "Accounting for Income Taxes"). According to ASC Topic 740-10, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law.  Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

Effective January 1, 2007, the Company adopted an amendment to ASC Topic 740-10, "Income Taxes" (FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (“FIN 48”)), which clarifies the accounting for uncertainty in tax positions. This amendment requires that the Company recognize in its financial statements the impact of a tax position, if that position will more likely than not be sustained upon examination, based on the technical merits of the position.  The initial application of the amendment to ASC Topic 740-10 with respect to the Company's tax positions did not have a material effect on the Company's equity.  See also Note 16K.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

O.	Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases and is allocated to reporting units at aquisition.  Goodwill is not amortized but rather tested for impairment at least annually in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other" (Formerly FAS No. 142, "Goodwill and Other Intangible Assets"), the Company performs its goodwill annual impairment test for the reporting units at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC Topic 350, the Company compares the fair value of each reporting unit to its carrying value ("step 1") If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

Effective 2009, as required by ASC Topic 820, "Fair Value Measurements and disclosures" (formerly FAS No. 157, "Fair Value Measurements"), the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

In order to determine the fair value of the reporting units, the Company utilized the "income approach". According to the income approach expected future cash flows are discounted to their present value using an appropriate rate of return. Judgments and assumptions related to future cash flows (projected revenues, operating expenses, and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, which are based on management's internal assumptions, and believed to be similar to those of market participants and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model.

See Notes 1M, 7 and 8, with respect to impairment of intangible assets and goodwill recorded in 2009, 2008 and 2007.

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, as follows

Years

Customer base	5
GIS database	10
Brand name	15
Other	3-10

P.	Contingencies

The Company and certain of its subsidiaries are involved in certain legal proceedings that arise from time to time in the ordinary course of our business and in connection with certain agreements with third parties.  Except for income tax contingencies, the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

Q.	Liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds.  The liability of the Company is fully provided for.

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

Severance expenses for the years ended December 31, 2009, 2008 and 2007, amounted to US$ 576,000 US$ 967,000 and US$ 421,000, respectively.

R.	Revenue recognition

Revenues are recognized when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, the Company does not recognize the revenues until the installation is completed.

The Company’s revenues are recognized as follows:

1.	Revenues from sales are recognized when title and risk of loss of the product pass to the customer (usually upon delivery).

2.	Revenues from installation services are recognized when the installation is completed.

3.	Revenues from subscription fees are recognized over the duration of the subscription period.

4.	Revenues from leased equipment are recognized under the period of the lease agreement (1-3 years).

5.	Revenues from certain long-term contracts:

The Company recognizes certain long-term contract revenues, in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts" (Statement of Position (“SOP”) 81-1, "Accounting for Performance of Construction Type and Certain Production Type Contracts").

Pursuant to ASC Topic 605-35, revenue is recognized under the percentage of completion method.  The Company measures the percentage of completion based on output criteria, such as the number of units delivered or the progress of the engineering process (in contracts that require network buildup before end units are sold).

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

R.	Revenue recognition (cont.)

5.	Revenues from certain long-term contracts: (cont.)

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

Revenues and costs recognized pursuant to ASC Topic 605-35 on contracts in process are subject to management estimates. Actual results could differ from these estimates.

The Company has not had any contracts subject to long-term contracts accounting since December 31, 2007 (the completion of the sale of Telematics Wireless Ltd.).

6.	Deferred revenues include unearned amounts received from customers but not yet recognized as revenues.

7.	Sale and leaseback transactions

The Company accounts for sale and leaseback transactions in accordance with the provisions of ASC Topic 840-40, "Sale-Leaseback Transactions" (FAS No. 13, "Accounting for Leases" as amended by FAS No. 28, "Accounting for Sales with Leasebacks").

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

1.
Research and development costs (other than computer software related expenses) are expensed as incurred.  Grants received from the Government of Israel for development of approved projects are recognized as a reduction of expenses when the related costs are incurred.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

T.	Research and development costs (cont.)

2.	Software Development Costs

ASC Topic 985-20, "Costs of Software to Be Sold, Leased, or Marketed" (FAS No. 86 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.  Research and development costs incurred in the process of developing product improvements or new products, are generally expensed as incurred, net of grants received from the Government of Israel for development of approved projects. Costs incurred by the Company between the establishment of technological feasibility and the point at which the product is ready for general release are usually insignificant.

U.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2009, 2008 and 2007 amounted to US$ 6.1 million, US$ 7.5 million and US$ 6.1 million, respectively.

V.	Earnings per share

Basic earnings per share are computed by dividing net income attributable to the common shares, by the weighted average number of shares outstanding during the year, net of the weighted average number of Company shares held by the Company and its subsidiaries.

In computing diluted earnings per share, basic earnings per share are adjusted to reflect the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method, and the conversion of the convertible capital notes, using the if converted method.

W.	Stock based compensation

Share-based payments, including grants of stock options, are recognized in the consolidated statement of income as an operating expense, based on the fair value of the award on the date of grant.  The fair value of stock-based compensation is estimated using an option-pricing model.

The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement.

The Company estimates the fair value of employee stock options using a Blacks holes valuation model. The Company amortizes compensation costs using the graded vesting attribution method over the vesting period, net of estimated forfeitures.

X.	Comprehensive income

Comprehensive income, presented in equity, includes, in addition to net income:  a) translation gains (losses) of other than Israeli currency financial statements of subsidiaries and affiliated companies and translation gains and losses from the translation of the functional currency to the reporting currency; b) unrealized gains (losses) from available for sale marketable securities; and, c) gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

Y.	Fair value measurements

The Company measures fair value and discloses fair value measurements for financial assets and liabilities (see also Note 20C). Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. On January 1, 2009, the Company adopted the accounting standard for fair value measurement with respect to non-financial assets and liabilities as well. The adoption did not have a material impact on the Company’s financial position, results of operations or cash flows.

Z.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company's equity, net income or cash flows.

AA.	Recently issued accounting pronouncements

1.	Accounting pronouncements adopted in 2009

A.	ASC Topic 105, "Generally Accepted Accounting Principles"

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (the "ASC" or "the Codification"), a replacement of FASB Statement No. 162. This Statement replaces FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. Following SFAS No. 168, The Codification became the single authoritative source for US GAAP. The FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASU's). SFAS No. 168 became effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Concurrently with the issuance of SFAS 168, the FASB issued ASU 2009-01, an amendments based on SFAS No. 168 in order to codify SFAS No. 168 within ASC Topic 105, "Generally Accepted Accounting Principles".  This ASU includes SFAS No. 168 in its entirety, including the instructions contained in Appendix B of the statement.  The guidance in ASC Topic 105 became effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Applying the guidance in ASC Topic 105 did not impact the Company’s financial condition and results of operations. The Company has revised its references to pre-Codification GAAP in its financial statements for the year ended December 31, 2009.

B.	ASC Topic 805, "Business Combinations"

In December 2007, the FASB issued ASC Topic 805, "Business Combinations" (Statement 141 (revised 2007), "Business Combinations"), to change how an entity accounts for the acquisition of a business. ASC Topic 805 replaces the previous standard in its entirety for business combinations.

ASC Topic 805 carries forward the existing requirements to account for all business combinations using the acquisition method (formerly called the purchase method). In general, ASC Topic 805 requires acquisition-date fair value measurement of identifiable assets acquired, liabilities assumed, and non-controlling interests in the acquiree.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

AA.	Recently issued accounting pronouncements (cont.)

1.	Accounting pronouncements adopted in 2009 (cont.)

B.	ASC Topic 805, "Business Combinations" (cont.)

The new measurement requirements result in the recognition of the full amount of acquisition-date goodwill, which includes amounts attributable to non-controlling interests. The acquirer recognizes in income any gain or loss on the remeasurement to acquisition-date fair value of consideration transferred or of previously acquired equity interests in the acquiree. Neither the direct costs incurred to effect a business combination nor the costs the acquirer expects to incur under a plan to restructure an acquired business may be included as part of the business combination accounting. As a result, those costs are charged to expense when incurred, except for debt or equity issuance costs, which are accounted for in accordance with other generally accepted accounting principles.

ASC Topic 805 also changes the accounting for contingent consideration, in process research and development, and restructuring costs. In addition, after Statement ASC Topic 805 is adopted, changes in uncertain tax positions or valuation allowances for deferred tax assets acquired in a business combination are recognized as adjustments to income tax expense or contributed capital, as appropriate, even if the deferred tax asset or tax position was initially acquired prior to the effective date of ASC Topic 805.

The Company adopted ASC Topic 805 as of the required effective date of January 1, 2009 and applies its provisions prospectively to business combinations that occur after adoption.

The Company did not have any business combinations during the year ended December 31, 2009 and thus the adoption of ASC Topic 805 did not have a significant effect on the Company’s financial statements. Additionally, there were no changes in the Company’s previously acquired deferred tax assets or uncertain tax positions.

C.	ASC Topic 810 - 10, "Consolidation"

In December 2007, the FASB issued ASC Topic 810-10, "Consolidation" (Statement 160, "Non-controlling Interests in Consolidated Financial Statements"). The Statement changes the accounting for, and the financial statement presentation of, non-controlling equity interests in a consolidated subsidiary. Under ASC Topic 810-10, all entities are required to report non-controlling (minority) interests in subsidiaries as a component of consolidated equity in the consolidated financial statements. In addition, the Statement requires transactions between an entity and non-controlling interests that do not result in deconsolidation to be treated as equity transactions and provides new guidance on accounting for deconsolidation. ASC Topic 810-10 is effective for fiscal years beginning on or after December 15, 2008. The Statement applies prospectively from the effective date except for the presentation and disclosure requirements, which must be applied retrospectively.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

AA.	Recently issued accounting pronouncements (cont.)

1.	Accounting pronouncements adopted in 2009 (cont.)

C.	ASC Topic 810 - 10, "Consolidation" (cont.)

The Parent Company adopted ASC Topic 810-10 as of January 1, 2009. Accordingly, the Parent Company has adjusted its comparative consolidated financial statements presented, as follows:

▪
The non-controlling (minority) interest of $3,124 has been reclassified from the mezzanine section of the consolidated balance sheet to the equity section of the consolidated balance sheet as of December 31, 2008.  In addition, such reclassification was applied in the statement of changes in equity for all comparative periods included in the financial statements.

▪	Consolidated net income for comparative periods presented has been adjusted to include the net income attributable to the non-controlling interest.

▪	Consolidated comprehensive income items have been adjusted for comparative periods presented to include the comprehensive income attributable to the non-controlling interest.

▪
The amounts of net income and comprehensive income attributable to the Company and to the non-controlling interest are presented separately and earnings per share is based on income attributable to the Company’s common shareholders.

D.	ASC Topic 855, “Subsequent Events”

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, which was codified into ASC Topic 855, “Subsequent Events”. This standard establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC Topic 855 is effective for interim or annual financial periods ending after June 15, 2009. The adoption did not have a material impact on the Company’s financial position, results of operations or cash flows. In accordance with ASC Topic 855, the Company has evaluated subsequent events up to the filing date of these financial statements.

E.	ASC Topic 820, “Fair Value Measurements and Disclosures”

In April 2009, the FASB issued additional guidance on determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurements. The new guidance became effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements

F.	ASC Subtopic 815-10, “Derivatives and Hedging - Overall Topic”

In March 2008, the Financial Accounting Standards Board issued Statement 161, Disclosures about Derivative Instruments and Hedging Activities (included in ASC Subtopic 815-10: Derivatives and Hedging - Overall), to expand the disclosure framework regarding derivative instruments and hedging activities. The new Statement requires companies with derivative instruments to disclose information about how and why the company uses derivative instruments; information about its strategies and objectives for using derivative instruments; how the company accounts for derivative instruments and related hedged items; and how derivative instruments and related hedged items affect the company's financial position, financial performance, and cash flows.

The Company adopted Statement 161 as of the required effective date of January 1, 2009 and applied its provisions prospectively by providing additional disclosures in the financial statements (see Notes 2xx and xx).

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SIGNIFICANT ACCOUNTING POLICIES (cont)

AA.	Recently issued accounting pronouncements (cont.)

2.	Accounting pronouncements not yet effective:

A.	ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, effective for fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for the Company), with early adoption permitted, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. The Company is currently evaluating the impact that the adoption would have on its consolidated financial statements.

B.	ASC Topic 820, “Fair Value Measurements and Disclosures”

In January 2010, the FASB updated the “Fair Value Measurements Disclosures” accounting standard. This update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). The update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

As applicable to the Company, the update will become effective as of the first interim or annual reporting period beginning after December 15, 2009 (fiscal year 2010), except for the disclosures of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. The adoption of the new guidance is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 2	-	OTHER CURRENT ASSETS

Composition:

	US dollars
	December 31,
(in thousands)	2009	2008

Prepaid expenses	1,891	897
Government institutions	2,304	3,601
Deferred taxes	72	62
Advances to suppliers	1,021	812
Employees	296	103
Related parties	171	-
Others	381	12
	6,136	5,487

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3	-	INVENTORIES

Composition:

	US dollars
	December 31,
(in thousands)	2009	2008

Finished products	9,464	10,538
Raw materials	1,102	840
Work in progress	530	281
	11,096	11,659

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investments in affiliated company

1.	Icomtrade Ltd. (“Icomtrade”)

The Company holds 50% of the shares of Icomtrade.

The balance of the Company’s investment in Icomtrade as of December 31, 2009 and 2008 was US$ 205,000 and US$ 180,000, respectively.  As of December 31, 2009 and 2008, these balances included a loan in the amount of US$ 225,000 and US$ 214,000, respectively.

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

Since January 1, 2008, the Company holds 10.64% of the shares of Locationet.

On December 31, 2006, the Company and a former subsidiary held together 21.28% of the shares of Locationet (10.64% were held by each of the companies) and as the group had significant influence, the investment in Locationet was classified and accounted for as an investment in an affiliated company.  On December 31, 2007, the Company completed the sale of the subsidiary (see Note 1A1c), as a result of which, the Company no longer has significant influence in Locationet and therefore the investment was classified among investments in other companies and accounted for at cost, as at that date.  See Note 1J.

The balance of the Company’s investment in Locationet as of December 31, 2009 and 2008 was US$80,000.

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

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (cont.)

C.	Available for sale marketable securities

As of December 31, 2008, the available-for-sale securities comprised of equity securities of certain public Company.

At December 31, 2008, the fair value, cost and gross unrealized holding gains and losses of such securities were as follows:

	US dollars
(in thousands)	Fair value	Cost	Gross unrealized holding losses

December 31, 2008	2,988	3,397	409

As of December 31, 2008, the gross unrealized holding losses included a loss from translation differences in an amount of US$ 249 thousand.

Factors considered in determining whether a loss of equity security is temporary include the length of time and extent to which fair value has been less than the cost basis, and the Company intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

As of December 31, 2008, the available-for-sale marketable securities were classified as long-term investment based on the intended time of realizing the security.  However, during 2009, the Company sold its entire investment in available-for-sale marketable securities.

NOTE 5	-	OTHER ASSETS

	US dollars
	December 31,
(in thousands)	2009	2008

Long-term taxes recoverable	1,066	508
Deposits	676	935
	1,742	1,443

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Composition:

	US dollars
	December 31,
(in thousands)	2009	2008

Operating equipment	58,116	36,389
Office furniture, equipment and computers	16,626	12,239
Land	1,090	827
Buildings	3,315	2,455
Vehicles	2,394	1,993
Leasehold improvements	2,408	1,955
	83,949	55,858

Less – accumulated depreciation and amortization	(44,859)	(28,784)
	39,090	27,074

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6	-	PROPERTY AND EQUIPMENT, NET (cont.)

B.
In the years ended December 31, 2009, 2008 and 2007, depreciation expense was US$ 10.4 million, US$ 8.2 million and US$ 6 million, respectively and additional equipment was purchased in an amount of US$ 15.7 million, US$ 16.9 million and US$ 9.6 million, respectively.

NOTE 7	-	INTANGIBLE ASSETS, NET

A.	Intangible assets, net, consisted of the following:

	US dollars
	December 31,		December 31,
(in thousands)	2008		2009	2009	2009
	Unamortized balance		Original amount	Accumulated amortization	Unamortized balance

Licenses and patent registration	880	(**)	2,794	(2,794)	-	(**)
GIS database (*)	3,428		4,101	(1,080)	3,021
Customer base (*)	821		1,206	(609)	597
Brand name (*)	1,105		1,245	(220)	1,025
Others (*)	733	(**)	5,629	(5,208)	421	(**)
	6,967		14,975	(9,911)	5,064

(*)	Regarding additions to intangible assets during 2007, see Note 1A1b.

(**)	See B. below.

Amortization of intangible assets amounted to US$ 1,180,000 US$ 1,505,000 and US$ 1,124,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  As of December 31, 2009, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2010 – US$ 1,344,000; 2011 – US$ 704,000; 2012 – US$ 646,000; 2013 – US$ 471,000, 2014 US$ 471,000.

B.
During 2009, 2008 and 2007, the Company recorded an amount of US$ 751,000, US$ 415,000 and US$ 366,000, respectively, as an impairment loss with respect to the licenses.  Such impairment was recorded due to the fact that such assets are no longer expected to be used.

The impairment amount was included in "other expenses (income), net", and was based on valuation performed by management.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

	US dollars
	Location based services	Wireless communications products	Total
	(in thousands)
Balance as of January 1, 2008	4,273	5,358	9,631

Changes during 2008:

Translation differences	37	62	99
Balance as of December 31, 2008	4,310	5,420	9,730

Changes during 2009:

Impairment	-	(150)	(150)
Translation differences	(130)	189	59
Balance as of December 31, 2009	4,180	5,459	9,639

B.	During 2009, the Company recorded an amount of US$ 150 thousand, as an impairment loss with respect to goodwill.

The impairment amount was included in "other expenses (income), net", and was based on valuation performed by management using the income approach (see Note 1O).

NOTE 9	-	CREDIT FROM BANKING INSTITUTIONS

A.	Composition:

	Interest rates as of	US dollars
	December 31,	December 31,
(in thousands)	2009	2009	2008
	%

Revolving credit – in NIS	4.5	6	63
Revolving credit – in Real		-	257
		6	320

B.	Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2009, aggregated to US$ 1.4 million.

C.	Liens – see Note 11B.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2009		2008

Accrued expenses	7,724	(*)	7,471	(*)
Employees and institutions in respect thereof	3,878		3,389
Government institutions	5,589		3,908
Related party	11		11
Derivative financial instruments	122		-
Others	119		109
	17,443		14,888

(*)	Includes approximately US$ 3 million for the years 2009 and 2008, regarding the sale of a subsidiary (see Note 1A1c).

NOTE 11	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES

A.	Claims

1.
The Company is involved in litigation with Leonardo L.P., a US based hedge fund ("Leonardo"), arising from a financial transaction entered into between the Company and Leonardo in February 2000. Pursuant to the terms of this financial transaction, the Company received a cash investment of $12 million in exchange for certain notes that were convertible into ordinary shares of the Company according to a predetermined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($17.8) per share or an average trading price of the shares of the Company for a defined period prior to conversion.  The conversion price was used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price.  On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 690,000 of the ordinary shares of the Company.  As part of the terms of this financial transaction, and, as required by the rules of the Tel-Aviv Stock Exchange ("TASE") where the ordinary shares of the Company are currently traded, the Company was required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of the ordinary shares of the Company as the number of registered shares that could be issued under the notes. The Company understood the terms of the financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to the Company, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would the Company be required to deliver more than 2,250,000 of its ordinary shares. The Company believes that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of the ordinary shares of the Company. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of the ordinary shares of the Company. The Company believes that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

1.	(cont.)

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

The parties are currently in the early stages of giving evidence in the case before a district court in Israel and are in the process of undertaking discovery. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of the ordinary shares of the Company into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, or (c) the repayment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of the ordinary shares of the Company between the maturity date and the date of the court's decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo's alleged claim that on January 29, 2002, the Company also breached the same agreement because Moked Ituran Ltd. (the parent company), distributed some of its shares to other parties, in violation of the covenant that entitles Leonardo the option to redeem the notes Moked Ituran to maintain at least 70% of the Company's shares that it held at the time the Company entered into the financial transaction with Leonardo. Although there can be no assurances as to the final outcome of this litigation, the Company believes that the maximum liability that it could have in this matter, assuming that a court rejects its interpretation of the agreements or determines that the Company have otherwise defaulted in the notes, is approximately $9.6 million. While the Company cannot predict the outcome of this case, if Leonardo prevails, the award to Leonardo of damages, either in cash or by delivery of the Company's ordinary shares, could result in significant costs adversely affect the results of operations. In addition, the issuance of ordinary shares to Leonardo may impact the share price of the ordinary shares and would dilute our shareholders’ ownership percentage.

2.
On July 8, 2005, a class action was filed against a subsidiary of the Company, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be heard as part of a class action. Such motion was denied by the court, the precertification discovery process was completed and a certification hearing is yet to be scheduled. The plaintiff agreed to limit the class action to Pennsylvania actions only and the maximum potential amount of damages that the Company estimate that the subsidiary may be liable for pursuant to the provisions of the Telephone Consumer Protection Act if the plaintiffs prevail ranges between $500,000 to $750,000 in the aggregate for all class plaintiffs, plus punitive damages and expenses. The Company does not believe that the plaintiffs will prevail and, even if they do prevail, the Company does not believe that the resolution of this claim will have a material effect on its revenues, operations or liquidity.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

3.
Claims are filed against the Company and its subsidiaries from time to time during the ordinary course of business, usually with respect to civil, labor and commercial matters.  The Company's management believes, based on its legal counsels, that the provision for contingencies recognized in the balance sheet is sufficient and that currently there are no claims (other than those described in Notes 1A1c and 11A1, above) that are material, individually or in the aggregate, to the consolidated financial statements as a whole.

4	See also Note 1A1c.

B.	Liens

To guarantee the liabilities of the Group to banks, the Company has registered the following pledges:

On monies due and/or due in the future from the bank clearing house, as well as a first degree floating lien on all of the property and assets of the Company and on the insurance rights thereto.

As of December 31, 2009, the Group's liabilities to banks are insignificant.

C.
The Company was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the market for the provision of systems for the location of vehicles in Israel.  Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies.  The Israeli Antitrust Authority may further declare that the Company has abused its position in the market.  Any such declaration in any suit in which it is claimed that the Company engages in anticompetitive conduct may serve as prima facie evidence that the Company is either a monopoly or that it has engaged in anticompetitive behavior.  Furthermore, it may be ordered to take or refrain from taking certain actions, such as setting maximum prices, in order to protect against unfair competition.

D.	Commitments

1.
As of December 31, 2009, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows:  2010 – US$ 1.7 million; 2011 – US$ 1.8 million; 2012 – US$ 0.5 million; 2013 and 2014 – US$ 0.3 million.

The leasing fees expensed in each of the years ended December 31, 2009, 2008 and 2007, were US$ 2.7 million, US$ 2.9 million and US$ 2.9 million, respectively.

2.
In November 2007, the Company entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which (after the completion of the sale of Telematics), the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for a price and subject to other conditions as detailed in the agreement.  In addition, each of the Company and Telematics undertook toward one another not to compete in each other's exclusive markets in the area of RF vehicle location and tracking RF technology or similar RF terrestrial location systems and technology.  The agreement is for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 month periods, unless nonrenewal notice is sent by one of the parties to the other.  Pursuant to the agreement, each of Telematics and Ituran granted the other party a license to use certain technology in connection with the products and services purchased from each other, which license survives the termination or expiration of the agreement.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

D.	Commitments (cont.)

2.	(cont.)

Concurrently with the sale of Telematics, the Company and Telematics entered into a revenue sharing agreement, pursuance to which Ituran shall be entitled to a share of the sales revenues of Telematics in the Republic of Korea and in China from sale of end products and base stations to customers in such territories as well as from royalties received from customers of Telematics in such territories relating to the AVL applications.  The revenue sharing scheme shall continue for a term of five (5) years from January 2008 and shall be paid on a quarterly basis.  No revenues were received by the Company as of the date of this report.

See Note 1A1c.

NOTE 12	-	CAPITAL NOTES

1.	On February 7, 2000, the Company entered into an agreement with Leonardo L.P., a foreign company (“Leonardo”), for a private placement of capital notes in return for an amount of US$ 12 million.

The capital notes were convertible into Company shares until the end of the three-year period following their date of issue.  The capital notes entitle their holders (until such time as they are converted into shares) to interest of 3.5% per annum, to be paid in cash or to be added to the principal, at the discretion of the Company.

The capital notes were convertible into ordinary shares of the Company, par value NIS 0.33 each.  During the first 90 day period following the issuance of the capital notes, the conversion rate was NIS 67.3 (US$ 17.8) per share.  Subsequently, the conversion rate was set as the lower of an amount of NIS 67.3 (US$ 17.8) per share or an amount equal to the average of the lowest 10 prices of the share during the 60 trading day period prior to the date of the conversion of the capital notes.

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

The Company elected not to pay the interest in cash. The effect of the accrued interest was reflected in the number of shares issued.

As of the contractual maturity of the notes, the Company does not accrue any interest in respect of the capital notes

2.	See Note 11A1 for a discussion regarding a pending legal action in connection with the notes.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	SHAREHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31, 2009 and 2008	Registered	Issued and fully paid

Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

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

4.
As of December 31, 2009 and 2008, 10.7% of the share capital of the Company is held by the Company and its subsidiary.  As of December 31, 2007, 2.1% of the share capital of the Company was held by the Company.

5.	Shares held by the Company and its subsidiaries have no voting rights.

6.
On July 17, 2006, the board of the Company authorized the repurchase of ordinary shares up to US$ 10 million.  On January 24, 2008 the Company's board of directors authorized an increase of an additional $10 million.  On May 20, 2008, the Company's board of directors authorized another increase of additional $10 million up to an aggregate amount of $30 million.

During 2008 and 2007, the Company has repurchased 2,015,924 ordinary shares (of which 924,433 ordinary shares were purchased by its subsidiary, Ituran Cellular Communication Ltd.) equal to US$ 24.2 million and 431,287 ordinary shares equal to US$ 4.9 million, respectively.

B.	Stock option plans of the Company

1.
On August 23, 2001, the Company’s Board of Directors approved an employee stock option plan (the "2001 Plan") for the grant, without consideration, of up to 282,244 options, exercisable into 846,732 ordinary shares of NIS 0.33⅓ par value of the Company to certain employees and senior executives of the Company and its subsidiaries. The exercise price of each option was NIS 1.  32,324 options were fully vested on the date of grant and the remaining options under the plan vest over a period of 1-3 years (mainly 3) based on the employment status of each grantee. Any option not exercised within 3 years after the date such option vests will expire.  Through December 31, 2007, all options under the 2001 Plan were granted and fully vested and all the options were exercised.  In addition, there were no other grants during the reporting periods.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	SHAREHOLDERS’ EQUITY (cont.)

B.	Stock option plans of the Company (cont.)

2.	The following table presents a summary of the status of the option plans as of December 31, 2009, 2008 and 2007, and changes during the years ended on those dates:

	Number	Weighted average exercise price(*)	Number	Weighted average exercise price(*)	Number	Weighted average exercise price(*)
Year ended December 31,	2009		2008		2007

Balance outstanding at beginning of year	-	-	-	-	51,308	NIS 1
Exercised	-	-	-	-	(51,308)	NIS 1
Granted	-	-	-	-	-	-
Expired	-	-	-	-	-	-
Balance outstanding at end of year	-	-	-	-	-	NIS 1
Balance exercisable at end of year	-	-	-	-	-	NIS 1

(*)	Each option was exercisable into 3 shares.

C.	Retained earnings

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

3.
On November 2009, the board of directors of the Company revised the dividend policy to provide for an annual dividend distribution in an amount not less than 50% of its net income on the basis of the results of the Company each year, on condition that such distribution would not prevent the Company from meeting its existing and future commitments when they come due.

4.	Dividends are declared and paid in NIS. Dividends paid to shareholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of payment.

5.	In April 2007, the Company distributed a dividend of approximately US$ 4.8 million (NIS 20.1 million), on the basis of the results of the Company for the year ended December 31, 2006.

6.	In April 2008, the Company distributed a dividend of approximately US$ 29.1 million (NIS 108 million), on the basis of the results of the Company for the year ended December 31, 2007.

7.	In April 2009, the company distributed a dividend of approximately us$ 3.6 million (NIS 15.5 million) on the basis of the results of the company for the year ended December 31, 2008.

8.
In February 2010, the company declared a dividend of approximately US$ 32.8 million (NIS 122.8) on the basis of the results of the company for the year ended December 31, 2009. The dividend was paid in April 2010.

9.	Dividends paid per share in the years ended December 31, 2009, 2008 and 2007 were US$ 0.17, US$ 1.34 and US$ 0.21, respectively.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	-	OTHER EXPENSES (INCOME), NET

	US dollars
	Year ended December 31,
(in thousands)	2009	2008	2007

Capital gain on the sale of a subsidiary	-	-	(50,107	)(*)
Impairment of goodwill and intangible assets (**)	908	415	935
Other	-	3	34
	908	418	(49,138)

(*)	See Note 1A1c.

(**)	See Notes 7 and 8.

NOTE 15	-	FINANCING INCOME, NET

	US dollars
	Year ended December 31,
(in thousands)	2009	2008	2007

Interest expenses in respect of long-term loans	-	-	(4)
Short-term interest expenses and other	(339)	(661)	(286)
Gains (losses) on derivative financial instruments	570	-	(157)
Gains in respect of marketable securities	1,321	2,311	452
Exchange rate differences and others, net	52	(1,816)	1,222
	1,604	(166)	1,227

NOTE 16	-	TAXES ON INCOME

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2009		2008	2007

Income taxes (tax benefit):

Current taxes:
In Israel	4,184		4,738	17,616 (*)
Outside Israel	4,702		4,705	3,902
	8,886		9,443	21,518
Deferred taxes:
In Israel	(117)		(364)	(450)
Outside Israel	1,105		(1,169)	(541)
	988		(1,533)	(991)
Taxes in respect of prior years:
In Israel	(2,735	)(**)	(14)	426
Outside Israel	-		-	-
	(2,735)		(14)	426
	7,139		7,896	20,953

(*)	Including an amount of US$ 14,867 thousand in respect of a capital gain from sale of subsidiary. See Note 1A1c.

(**)	During 2009, the Company received a tax refund regarding taxes paid in 2007 with respect to the capital gain from the sale of a subsidiary.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	TAXES ON INCOME (cont.)

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Until December 31, 2007, the Company and its Israeli subsidiaries reported income for tax purposes in accordance with the provisions of the Inflationary Adjustments Law, whereby taxable income was measured in NIS, adjusted for changes in the Israeli Consumer Price Index where results of operations for tax purposes were measured in terms of earnings in NIS after adjustments for changes in the Israeli Consumer Price Index ("CPI").  Commencing January 1, 2008, this law became void and in its place there are transition provisions, whereby the results of operations for tax purposes are measured on a nominal basis.

C.	The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")

A certain Israeli subsidiary of the Company has been granted “Approved Enterprise” status according to the Investment Law, under several different investment programs.  The subsidiary is entitled to tax benefits deriving from the execution of programs for investments in assets, in accordance with the certificates of approval granted in respect of these investment programs.

Taxable income derived from the "Approved Enterprise" is tax exempt for a period of two to four years commencing in the first year in which the subsidiary earns taxable income from the approved enterprise and is liable to a reduced corporate tax rate of up to 25% for an additional period of three to five years (up to a total of seven years for each investment program).  The benefit period for each of the programs is limited to the earlier of twelve years from the year that the investment plan was implemented, or fourteen years from the year in which the approval was granted.

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

Commencing 2008, a certain Israeli subsidiary of the Company was granted "beneficiary enterprise" status as defined under the investment law – 1959.  As such, the subsidiary is entitled to tax benefits for the duration of 2 years.

D.	Reduction in corporate tax rates

On July 25, 2005, the Israeli Parliament passed an amendment to the Income Tax Ordinance (No. 147) – 2005, gradually reducing the tax rate applicable to the Company (regarding profits not eligible for “approved enterprise” benefits mentioned above) as follows: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

On July 23, 2009, as part of the Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for the years 2009 and 2010) – 2009 (the “Arrangements Law”), article 126 of the Income Tax Ordinance (New Version) – 1961 was amended, whereby the corporate tax rate would be gradually reduced commencing in the 2011 tax year and thereafter, as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20% and 2016 and thereafter – 18%.

E.	Non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws and rates in their country of residence.

F.	Tax assessments

The Company has received final tax assessments through the 2001 tax year.  The Israeli subsidiary has received final tax assessments through the 2007 tax year.  The other subsidiaries have not been assessed since incorporation.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	TAXES ON INCOME (cont.)

G.	Carry forward tax losses

Carry forward tax losses of an Israeli subsidiary as of December 31, 2009 amount to US$ 1.1 million.

Carry forward tax losses in Israel may be utilized indefinitely.

As of December 31, 2009, the Company's non Israeli subsidiary in the United States have available estimated carry forward tax losses of approximately US$ 12.9 million.

Regarding the subsidiary in the United States, carry forward tax losses may be utilized until 2021.

H.	The following is a reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2009	2008	2007

Pretax income	25,986	23,877	73,726
Statutory tax rate	26%	27%	29%
Tax computed at the ordinary tax rate	6,756	6,447	21,380
Nondeductible expenses	392	218	203
Losses in respect of which no deferred taxes were generated (including reduction of deferred tax assets recorded in prior period)	1,007	480	500
Deductible financial expenses recorded to additional paid-in capital	163	(389)	(430)
Taxes in respect of prior years	(2,735)	14	(422)
Tax adjustment in respect of different tax rates	1,237	585	1,391
Utilization of losses of prior years in respect of which no deferred taxes were generated	(337)	-	-
Taxes in respect of withholding at the source from royalties	139	134	108
Others	517	407	(1,777)
	7,139	7,896	20,953

I.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2009	2008

Deferred taxes included in other current assets:
Provision for employee related obligations	72	62

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	TAXES ON INCOME (cont.)

I.	Summary of deferred taxes (cont.)

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2009	2008

Long-term deferred income taxes:

Provision for employee related obligations	332	457
Carry forward tax losses	2,592	5,560
Other timing differences, net	1,673	1,128
	4,597	7,145

Valuation allowance	(153)	(2,064)
	4,444	5,081

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2009	2008

Deferred income taxes included in long-term investments and other assets	5,653	6,544
Deferred income taxes included in long-term liabilities	(1,209)	(1,463)
	4,444	5,081

J.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2009	2008	2007

The Company and its Israeli subsidiaries	11,273	13,413	65,763	(*)
Non-Israeli subsidiaries	14,713	10,464	7,963
	25,986	23,877	73,726

(*)	Including US$ 50,107 thousand of a capital gain in respect of the sale of a subsidiary. See Note 1A1c.

K.	Uncertain tax positions

As stated in Note 1N, effective January 1, 2007, the Company adopted an amendment to ASC Topic 740-10, "Income Taxes" (FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (“FIN 48”)) , which was issued in July 2006.  As of the date of adoption, there was no difference in the Company's tax contingencies under the provisions of the amended accounting standard, since the amount of liability with respect to tax contingencies was fully provided.  As a result, there was no effect on the Company's shareholders equity upon the Company's adoption of the amendment to ASC Topic 740-10.

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	TAXES ON INCOME (cont.)

K.	Uncertain tax positions (cont.)

Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

US dollars
(in thousands)

Balance at January 1, 2008	4,283
Translation differences	50
Balance at December 31, 2008	4,333

Translation differences	31
Additions based on tax positions related to the current year	255
Balance at December 31, 2009	4,619

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero, therefore as of December 31, 2009 (and also at December 31, 2008), the liability with respect to uncertain tax positions is presented as short-term liability in the balance sheet.

NOTE 17	-	EARNINGS PER SHARE

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2009, 2008 and 2007, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2009	2008	2007

Net income attributable to shareholder's used for the computation of basic and diluted earnings per share	18,192	14,882	51,474

	Number of shares
	Year ended December 31,
(in thousands)	2009	2008	2007

Weighted average number of shares used in the computation of basic earnings per share	20,968	21,431	23,315
Add:
Additional shares from the assumed exercise of employee stock options, net	-	-	98
Weighted average number of additional shares issued upon the assumed conversion of capital notes (*)	9	9	9
Weighted average number of shares used in the computation of diluted earnings per share	20,977	21,440	23,422

(*)	See Note 13.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid in 2009, US$ 237 thousand and US$ 173 thousand.  (In 2008, US$ 258 thousand and US$ 224 thousand.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 156 (US$ 40) to be paid by the insurance company on account of these policies.

B.
In February 2003, an agreement was signed between the Company and A. Sheratzky Holdings Ltd., a wholly-owned and controlled company belonging to Mr. Izzy Sheratzky, Chairman of the Company’s Board of Directors.  The agreement includes, among other things, the cost of Mr. Izzy Sheratzky’s monthly employment in an amount of NIS 85,500 (US$ 21,700), entertainment expenses, car maintenance expenses, cellular phone, and entitlement to participate in the profits of the Company in an amount equal to 5% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The agreement is for a two-year period, with automatic two-year extensions, unless either of the parties gives 180 day advance notice of its intention to terminate the agreement.

C.
On September 5, 2002, the Company entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky (the Co-CEO's of the Company), pursuance to which A. Sheratzky Holdings will provide management services to the Company through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307 (US$ 12,400 and US$ 12,500), respectively, in addition to providing each of them a company car and reimbursement of certain business expenses.  In January 2004, changes in the employment terms of the two Co-CEOs of the Company were approved, whereby each would be entitled to an annual bonus equal to 1% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The aggregate amounts paid to A. Sheratzky Holdings in 2009, 2008 and 2007 (including with respect to B. above), were approximately US$ 2,929,000, US$ 5,266,000 and US$ 2,855,000, respectively.

D.
In March 1998, an agreement was approved with an interested party, Prof. Yehuda Kahane, for financial consulting, whereby the Company would pay the consultant monthly consulting fees of NIS 4,000 (US$ 900), linked to the Israeli Consumer Price Index in respect of January 1998.  In May 2003, the Company approved an increase in the consideration paid, to a total cost of NIS 15,000 (US$ 4,100) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2009, 2008 and 2007 was approximately US$ 50,494, US$ 54,000 and US$ 45,000, respectively.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	RELATED PARTIES (cont.)

E.
On January 23, 2007, the Company's subsidiary, E-Com Global Electronic Commerce Ltd.     ("E-Com "), signed an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that company, in consideration of monthly payments in the amount of NIS 25,000 (US$ 7,000), in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses.  In his position, Mr. Sheratzky will report to the CEO.  The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in E-COM profits before tax (up to a maximum amount of 1% of that company's profits before tax), based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

The aggregate amount paid to Mr. Gil Sheratzky in 2009, 2008 and 2007 was approximately US$ 152,000, US$ 175,000 and US$ 120,000, respectively.

NOTE 19	-	SEGMENT REPORTING

A.	General information:

The operations of the Company are conducted through two different core activities: Location- Based Services and Wireless Communications Products.  These activities also represent the reportable segments of the Company.

The reportable segments are viewed and evaluated separately by Company management, since the marketing strategies, processes and expected long term financial performances of the segments are different.

Location-based services:

The location-based services segment consists predominantly of regionally- based stolen vehicle recovery (SVR) services, fleet management services and value-added services comprised of personal advanced locater services and concierge services.

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

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products		Other	Total

Year ended December 31, 2007

Revenues	64,634	60,204		-	124,838
Operating income	16,227	56,272	(*)	-	72,499
Assets	743	7,048		98	7,889
Goodwill	4,273	5,358		-	9,631
Expenditures for assets	2,251	631		-	2,882
Depreciation and amortization	57	500		-	557

Year ended December 31, 2008

Revenues	86,051	46,565		-	132,616
Operating income	22,090	3,570		-	25,660
Assets	753	6,442		139	7,334
Goodwill	4,310	5,420		-	9,730
Expenditures for assets	13	116		-	129
Depreciation and amortization	111	72		-	183

Year ended December 31, 2009

Revenues	91,574	29,807		-	121,381
Operating income	27,124	(2,742)		-	24,382
Assets	754	7,386		1	8,141
Goodwill	4,180	5,459		-	9,639
Expenditures for assets	22	123		-	145
Depreciation and amortization	87	75		-	162

(*)	Including an amount of US$ 50,107 thousand in respect of a capital gain on the sale of a subsidiary. See Note 1A1c.

C.	Information about reported segment profit or loss and assets:

The evaluation of performance is based on the operating income of each of the reportable segments.

Accounting policies of the segments are the same as those described in the accounting policies applied in the financial statements.

Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

Financing expenses, net, other expenses, net, taxes on income and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2009		2008	2007

Total revenues of reportable segment and consolidated revenues	121,381		132,616	124,838

Operating income

Total operating income for reportable segments	24,382		25,660	72,499
Unallocated amounts:
Other expenses	-		(1,617)	-
Financing income (expenses), net	1,604		(166)	1,227
Consolidated income before taxes on income	25,986		23,877	73,726

Assets

Total assets for reportable segments	17,781	(*)	17,064 (*)	17,520	(*)
Other unallocated amounts:
Current assets	113,627		93,549	156,340
Investments in affiliated and other companies	314		3,248	1,869
Property and equipment, net	38,766		26,793	24,152
Other assets	4,882		6,710	8,449
Other unallocated amounts	10,527		10,535	8,229
Consolidated total assets (at year end)	185,897		157,899	216,559

Other significant items

Total expenditures for assets of reportable segments	144		129	2,628
Unallocated amounts	15,554		16,818	19,409
Consolidated total expenditures for assets	15,698		16,947	22,041	(*)

Total depreciation and amortization for reportable segments	162		183	557
Unallocated amounts	12,368		9,932	7,523
Consolidated total depreciation and amortization	12,530		10,115	8,080

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2009	2008	2007

Israel	62,367	74,878	57,283
United States	3,469	3,214	19,825
Brazil	44,564	42,838	33,125
Argentina	10,442	11,193	10,206
China and Korea	-	-	4,399
Others	539	493	-
Total	121,381	132,616	124,838

	Property and equipment, net
	December 31,
(in thousands)	2009	2008	2007

Israel	8,017	5,661	4,804
United States	104	30	128
Brazil	25,971	16,240	15,008
Argentina	4,998	5,143	4,500
Total	39,090	27,074	24,440

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2007, sales to a certain single customer amounted to 10.8%, of the total revenues. During 2008 and 2009 , there were no sales exceeding 10% of total revenues .

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Most of the Group’s cash and cash equivalents and short-term investments (including investments in trading marketable securities), as of December 31, 2009 and 2008, were deposited with major Israeli banks and treasury bonds of US Governments. The Company is of the opinion that the credit risk in respect of these balances is immaterial

Most of the Group’s sales are made in Israel, South America and the United States, to a large number of customers, mainly to insurance companies.  Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts.  Accordingly, the Group’s trade receivables do not represent a substantial concentration of credit risk.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency.

The Company has entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency, will be affected by changes in exchange rates. In addition the Company has certain involvement with derivative financial instruments for trading purposes.

As described in Note 1K, certain transactions were designated and accounted as hedging instruments. Other transactions do not qualify as hedging instruments (or have not been designated as such).

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Asset derivatives		Liability derivatives
As of December 31,	2009		2009
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other assets	-	Other liabilities	122
Total derivatives designated as hedging instruments		-		122

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other assets	14	Other liabilities	-
Total derivatives not designated as hedging instruments		14		-

Total derivatives		14		122

The effect of derivative instruments in the statement of income:

Derivatives in cash flow hedging relationships	Amount of gain recognized in OCI on derivative (effective portion)(*)	Location of gain reclassified from accumulated OCI into income (effective portion)(*)	Amount of gain reclassified from accumulated OCI into income (effective portion)(*)
	2009		2009

Foreign exchange contracts	366	Cost of revenues	488

(*)	During 2009, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant.

Derivatives not designated as hedging instruments	Location of gain recognized in income on derivative	Amount of gain recognized in income on derivative
		2009

Foreign exchange contracts	Financing income, net	570

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management (cont.)

The nominal amounts of foreign currency derivatives as of December 31, 2009 and 2008, are as follows:

	US dollars
	December 31,
(in thousands)	2009	2008

Forward transactions – for the exchange of:

NIS into US dollars (1)	4,500	-
US dollars into NIS (2)	6,000	-

(1)      Derivatives designated as hedging instruments

(2)      Derivatives not designated as hedging instruments.

C.	Fair value of financial instruments

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is an exit price, representing the amount that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market based measurement that is required to be determined based on the assumptions that market participants would use to determine the price of an asset or a liability.

As a basis for considering such assumptions, the fair value accounting standard establishes the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 - Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 - Unobservable inputs are used when little or no market data is available. Level 3 inputs are considered as the lowest priority under the fair value hierarchy.

In determining fair value, companies are required to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as to consider counterparty credit risk in the assessment of fair value.

The Company measured cash equivalents, derivative financial instruments and the investments in marketable securities at fair value.  Such financial instruments are measured at fair value, on a recurring basis.  The measurement of cash equivalent and marketable securities are classified within Level 1 due to the fact that these assets are valued using quoted market prices.  The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates, based on the prevailing currency prices and the relevant interest rates.  Such measurement is classified within Level 2.

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, accounts receivable, accounts payable and other current liabilities) approximates their carrying value, due to the short-term maturity of such instruments.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

C.	Fair value of financial instruments (cont.)

The Company’s financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2009:

	US Dollars
	December 31, 2009
(in thousands)	Level 1	Level 2	Level 3

Trading securities (*)	4,213	-	-

Derivatives	-	-	-

Derivatives designated as hedging instruments	-	122
Derivatives not designated as hedging instruments	-	(14)
Total	4,213	108	-

	US Dollars
	December 31, 2008
(in thousands)	Level 1	Level 2	Level 3

Marketable securities:

Trading securities (*)	30,159	-	-
Available for sale (**)	2,988	-	-
Total	33,147	-	-

The Company also measures certain non-financial assets, including goodwill and intangible assets at fair value on a nonrecurring basis. These assets are adjusted to fair value when they are considered to be impaired.  See also Notes 1O, 7 and 8.

(*)	The entire balance consist of US government debentures.

(**)	See Note 4C.

Estudio Urien & Asociados

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
Iturán Argentina S.A.

We have audited the consolidated balance sheets of Iturán Argentina S.A. (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 12, 2010 expressed an unqualified opinion.

/s/ Gustavo R. Chesta (Partner) Estudio Urien & Asociados - Argentina February 12, 2010

Report of independent registered public accounting firm

To the shareholders of Teleran Holding Ltda. - Brazilian entity:

1.
We have audited the accompanying consolidated balance sheets of Teleran Holding Ltda. (a Limited Liability Company) and subsidiary as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Teleran Holding Ltda. and subsidiary as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

4.
As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 160, Non-controlling Interest in Consolidated Financial Statements, an amendment to ARB No. 51, on January 1, 2009 and retrospectively applied the guidance.

5.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teleran Holding Ltda. and subsidiary’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 17, 2010 expressed an unqualified opinion thereon.

São Paulo, February 17, 2010.

Auditores Independentes

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officer

Dated: May 24, 2010