Form 20-F
period 2010-12-31
Ituran Location & Control Ltd.
filed 2011-06-28
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file no. 001-32618

ITURAN LOCATION AND CONTROL LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

3 Hashikma Street, Azour, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, par value NIS 0.33 1/3 per share	Nasdaq Global Select Market

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

Yes ☒ No ☐

Indicate by check mrk whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files).

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

Yes ☐ No ☒

[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING
THE PAST FIVE YEARS]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1034 subsequent to the distribution of securities under a plan confirmed by a court.

 Yes ☐ No ☐

i

ITEM 8.	FINANCIAL INFORMATION	57

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	57
B.	SIGNIFICANT CHANGES	61

ITEM 9.	THE OFFER AND LISTING	61

A.	OFFER AND LISTING DETAILS	61
B.	PLAN OF DISTRIBUTION	62
C.	MARKETS	62
D.	SELLING SHAREHOLDERS	62
E.	DILUTION	62
F.	EXPENSES OF THE ISSUE	62

ITEM 10.	ADDITIONAL INFORMATION	62

A.	SHARE CAPITAL	62
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	62
C.	MATERIAL CONTRACTS	72
D.	EXCHANGE CONTROLS	72
E.	TAXATION	72
F.	DIVIDENDS AND PAYING AGENTS	78
G.	STATEMENT BY EXPERTS	78
H.	DOCUMENTS ON DISPLAY	78
I.	SUBSIDIARY INFORMATION	78

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	79

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	80

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	80

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	80

ITEM 15.	CONTROLS AND PROCEDURES	80

ITEM 15T.	CONTROLS AND PROCEDURES	80

ITEM 16.	[RESERVED]	86

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	86

ITEM 16B.	CODE OF ETHICS	86

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	87

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	87

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

        Our selected consolidated statements of income data for the years ended December 31, 2008, 2009 and 2010 and our selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from other audited financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income

	Year Ended December 31,
	2010	2009	2008	2007	2006
	In USD
	In thousands, except per share amounts
Revenues:
Location based services	108,101	91,574	86,051	64,634	54,048
Wireless communications products	39,724	29,807	46,565	60,204	50,004
Total Revenues	147,825	121,381	132,616	124,838	104,052
Cost of Revenues:
Location based services	40,820	33,377	31,386	23,630	18,419
Wireless communication products	34,354	27,445	37,611	44,009	35,434
Total cost of revenues	75,174	60,822	68,997	67,639	53,853
Gross profit	72,651	60,559	63,619	57,199	50,199
Research and development expenses	481	372	408	2,991	2,682
Selling and marketing expenses	8,675	7,684	9,628	8,218	5,123
General and administrative expenses	31,671	27,213	27,505	22,629	17,659
Other expenses (income), net	1,156	908	418	(49,138)	3
Operating Income	30,668	24,382	25,660	72,499	24,732
Other expenses	(14,745)	-	(1,617)	-	-
Financing income (expenses), net	139	1,604	(166)	1,227	1,886
Income before income tax	16,062	25,986	23,877	73,726	26,618
Income tax	(6,286)	(7,139)	(7,896)	(20,953)	(6,581)
Share in income (losses) of affiliated companies, net	(3)	13	(25)	(516)	(213)
Net income for the year	9,773	18,860	15,956	52,257	19,824
Less: net income attributable to non-controlling interest	(1,071)	(668)	(1,074)	(783)	(565)
Net income attributable to Company stockholders	8,702	18,192	14,882	51,474	19,259
Earning per share
Basic	$0.42	$0.87	$0.69	$2.21	$0.83
Diluted	$0.42	$0.87	$0.69	$2.20	$0.82
Weighted average number of shares outstanding
Basic	20,968	20,968	21,431	23,315	23,194
Diluted	20,968	20,977	21,440	23,422	23,457

Consolidated Balance Sheets Data

	Year Ended December 31,
	2010	2009		2008		2007		2006
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in trading marketable securities	61,279	78,093		55,668		38,227		59,846
Working Capital	46,620	72,825	***	60,073	*	110,432		73,434
Total Assets	188,344	185,868		157,899		216,559		144,839
Total Liabilities	73,181	52,025		45,220	**	64,108	**	45,390	**
Retained Earnings	43,689	66,607		51,981		66,239		19,604
Stockholders Equity	110,771	130,126		109,555		149,591		96,871

*Reclassified from short term liabilities to long term liabilities.
** Reclassified from the long term liabilities to equity.
***Reclassified from inventory to fixed assets.

Other Data:

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(unaudited)

Subscribers of our location-based services(1)	604,000	562,000	511,000	444,000	396,000
Average monthly churn rate	2.8%	2.1%	2.0%	2.1%	1.8%

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

        Our AVL products identify the location of vehicles in which our products are installed. Following a notification of an unauthorized entry, or if we receive notification of the vehicle’s theft from a subscriber, we notify the relevant law enforcement agency of the location of the subscriber’s vehicle and generally rely on local law enforcement or governmental agencies to recover the stolen vehicle. We cannot control nor predict the response time of the relevant local law enforcement or other governmental agencies responsible for recovering stolen vehicles, nor that the stolen vehicles, once located, will be recovered at all. In the past, some stolen vehicles in which our AVL products were installed were not recovered and the average stolen vehicle recovery time in the markets in which we operate was 20 minutes from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered. To the extent that the relevant agencies do not effectively and timely respond to our calls and recover stolen vehicles, our recovery rates would likely diminish, which may, in turn, negatively impact customers’ perception of the usefulness of our SVR services and AVL products, adversely affecting our revenues.

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

        We license from third parties some of the technology that we need in order to provide our SVR services and market and sell some of our AVL products. In the event that such licenses were to be terminated, or if such licenses were rendered unenforceable or invalid, we would not be able to license similar technology from other parties, which would require us, at a minimum, to obtain rights to a different technology and reconfigure our AVL products accordingly. In addition, some of the licenses we obtained from third parties are non-exclusive, which may enable other entities to obtain identical licenses from such third parties to operate in the places in which we conduct our business resulting in increased competition and could adversely affect our revenues.

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

        We are subject to litigation that could result in significant costs to us.

On July 13 2010, the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. The tax deficiency notice is in the amount of R$36,499,984 (approximately US$22.1 million) plus interest in the amount of R$30,282,420 (approximately US$18.2 million) and penalties in the amount of R$66,143,446 (approximately US$40 million). The penalties may be drastically reduced if payment is affected within a specified period of time. We believe that the claim by the State Revenue Services is without merit and intend to vigorously defend ourselves against such claim. While we cannot predict the outcome of this litigation at this time, if we are not successful in defending ourselves, this could result in significant costs to us, adversely affecting our results of operations.

For additional information concerning the above claims, please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

        We have not obtained nor applied for several of the permits required for the operation of some of our base sites. To the extent enforcement is sought, the breadth, quality and capacity of our network coverage could be materially affected.

        The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 103 base sites that provide complete communications coverage in Israel. Similarly, we have established complete communications coverage in Sao Paulo and Rio, Brazil, Buenos Aires, Argentina. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

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

        Israel has experienced in recent years, unionized general strikes in connection with the legislation of new economic reforms. A prolonged general strike in Israel would affect our ability provide our wireless communications products that are manufactured in Israel and would negatively impact our operations. Furthermore, there are a number of countries, primarily in the Middle East, that still restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse affect on our ability to grow our business and our results of operations.

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

        If we or our shareholders sell substantial amounts of our ordinary shares, either on the Tel Aviv Stock Exchange or the Nasdaq Global Select Market, the market price of our ordinary shares may decline.

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

        Our directors and officers, in the aggregate, currently beneficially own or control approximately 31.89% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting together, could exercise significant influence over our operations and business strategy and may use their voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company.

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

        Our ordinary shares are traded on the Nasdaq Global Select Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets takes place in different currencies (dollars on the Nasdaq Global Select Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

In 2007, we purchased the entire issued share capital of Mapa Group from its shareholders for US$9.9 million. In addition, we invested an additional sum of approximately US$3.1 million to Mapa Group, which was used by Mapa Group to repay shareholders’ loans to its shareholders. Mapa Group is the leading and largest provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel. The Mapa acquisition represents a major step in strengthening our position in the field of location based services in Israel, by leveraging the best platform available. Mapa is uniquely positioned as the main provider of the geographic information database for navigation in Israel. These unique capabilities will not only serve us as a location based service provider, but will also allow us to sell the rights for using the database to other location based service providers, including the cellular operators who see this as one of the fastest growing areas.

On December 31, 2007, we completed the sale of our subsidiary, Telematics Wireless Ltd., to ST (Infocomm). Pursuant to the sale transaction, we sold our entire shareholdings, constituting 93.93% of Telematics Wireless to ST (Infocomm), for an enterprise value of US$90 million (following repurchase of our shares in Telematics for the aggregate sum of US$5 million). The purchase price is subject to adjustments based on performance parameters of Telematics in the years 2007 and 2008 and subject to adjustment for failure to meet certain financial covenants. We are currently engaged in arbitration proceedings with ST (Infocomm) regarding adjustments to the purchase price and in respect of additional claims relating to the purchase agreement. For further details regarding the arbitration proceedings currently conducted concerning such adjustments and an additional dispute with ST (Infocomm) relating to the sale of Telematics under the sale transaction, please refer to Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

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

On July 28, 2010, our wholly owned subsidiary, Ituran Cellular Communication Ltd. obtained a mobile virtual network operator (MVNO) license from the Israeli Ministry of Communication and has commenced negotiations with mobile operators in Israel for the use of their networks.

In 2010 we launched a new line of AVL products (IturanSave), which is based on our SMART products and tailored to be installed in medium-end vehicles, a market which was not previously targeted by us, offering our customers an affordable tracking device solution. We believe that p xenetrating the market of medium-end vehicles, will result in an increase of our customer base and lead to increased sales.

Capital Expenditures and Divestitures

        We had capital expenditure of $18.6 million in 2010, $15.7 million in 2009 and $16.9 million in 2008. We have financed our capital expenditure with cash generated from our operations.

        Our capital expenditures in 2010, 2009 and 2008 consisted primarily from acquisition of operational equipment for $11.9 million, $10.4 million and $11.9 million, respectively.

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

Location-Based Services

        In 2010, 73.1% of our revenues were attributable to our location-based services. As of December 31, 2010, we provided our services in Israel, Brazil, Argentina and the United States to approximately 230,000, 232,000, 121,000 and 21,000 subscribers, respectively.

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

Fleet management services

        Our fleet management services enable corporate customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators in different geographic locations and industries. As of December 31, 2010, we provided our services to approximately 39,000 end-users through 3,600 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Personal locator services, which we offer allow customers to protect valuable merchandise and equipment, as well as track individuals. In addition, through a call center we provide 24-hour on-demand navigation guidance, information and assistance to our customers. We currently provide personal locator services mainly in Israel and, as of December 31, 2010, we had approximately 6,400 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel, Argentina and Brazil. As of December 31, 2010, we had approximately 63,000 subscribers to our concierge service.

Wireless Communications Products

        In 2010, 26.9% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL.

        Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating persons will use our SMART products. As part of our expansion into new markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market.

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

        AVL technology is typically used to report stolen vehicles to police, provide real-time location and tracking information and immobilize the vehicle if necessary. The application of AVL technology has proven to be effective in increasing the recovery rates of stolen vehicles. As a result, many insurance companies in countries such as Israel, Brazil and Argentina either offer discounts between 10% and 20% on insurance premiums for vehicles equipped with AVL systems or require customers to install such AVL systems in vehicles above a pre-determined value.

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

        Concierge services. Through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location of gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to subscribers in Israel Argentina and Brazil.

Wireless communications products

        Our wireless communications products are used for various applications in the AVL markets.

Automatic vehicle location

        Our AVL products enable the location and tracking of vehicles, as well as assets or persons, and are primarily used by us in providing our SVR and fleet management services. Each subscriber to our SVR services has one of our end-units installed in his or her vehicle. Subscribers to services for locating persons or valuables will use our SMART products. Our key wireless communications products for AVL applications include:

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

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles
■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual;

The following table lists the key services and products that we currently sell in different regions of the world:

Country	Services offered	Products sold

Israel	SVR	AVL
Fleet management
Value-added services
Brazil	SVR	AVL
Fleet management
Value-added services
Argentina	SVR	AVL
Fleet management Value-added services
United States	SVR	AVL
Fleet management
Value-added services

The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 230,000 subscribers as of December 31, 2010. We maintain 103 base stations in Israel, which provide complete coverage within the country. Our control center operates 24 hours a day, 365 days a year and is located in Azour.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 232,000 subscribers as of December 31, 2010. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro; however we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002 and we had approximately 121,000 subscribers as of December 31, 2010. We currently operate only in the metropolitan area of Buenos Aires with the RF technology, however, we operate throughout Argentina in providing GPS/GPRS based products and services for fleet management.

■
United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States. As of December 31, 2010, we had approximately 21,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2008, 2009 and 2010, no single customer or group of related customers comprised more than 10% of our total annual revenues.

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

        In Israel, Brazil and Argentina, we focus our marketing efforts primarily on insurance companies. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2010, we had approximately 604,000 subscribers.

Fleet management

        Vehicle fleet management systems are marketed through a vehicle fleets department, which is a part of our marketing department. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises. As of December 31, 2010, we provided our services to approximately 39,000 end users through 3,600 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Our concierge services are provided to existing SVR customers. As of December 31, 2010, we had approximately 63,000 subscribers to our concierge service in Israel, Argentina and Brazil and approximately 6,400 of our SMART devices were installed in valuable merchandise and equipment, or carried by individuals.

(B) Wireless communications products

        Our AVL end-units are primarily used by us in providing our location-based services in Israel, Brazil, Argentina and the United States.

        Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2010, our selling and marketing team consisted of 70 employees.

Competition

        We face strong competition for our services and products in each market in which we operate. We compete primarily on technology edge, functionality, ease of use, quality, price, service availability, geographic coverage, track record of recovery rates and response times and financial strength.

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

■
Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our principal competitors in Argentina are LoJack Corporation, Megatrans and Pointer Localización y Asistencia S.A.

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

Fleet Management

        The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in the United States are @Road, Navtrack, Teletrac, Guidepoint, Trim Track and FleetBoss. In Brazil, our main competitors are Sascar and Omnilink. In Argentina our major competitors are LoJack Corporation and Hawk Corporation.

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

        In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of 2010, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and possible sanctions could include fines and even the closure or demolition of these base sites. In Brazil, Brazilian authorities enforce permit requirements and impose penalties for non-compliance with such requirements. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

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

        We are continuously in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued 13 of these permits. With respect to the general permit from Israel’s Land Administration, in 2005, we entered into an agreement with the Israel’s Land Administration, effective until December 31, 2008, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2009. The process for obtaining these approvals in Israel is generally a time-consuming, highly bureaucratic and lengthy process. As a result, it is common practice among providers of wireless telecommunications services in Israel to continue operations while engaged in the approval process.

        In Brazil, very few providers of wireless telecommunications services obtain the required permits due to the nature of the approval process. Currently we do not have such permits. In Brazil, we try to minimize our risk by locating most of our equipment in sub-leased sites which are already used by other telecommunication service providers, such as cellular operators.

In Brazil the required permits include:

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

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran Cellular Communication Ltd.	Israel	100	%*
Ituran USA Holdings Inc.	USA	100	%**
Ituran NY Corporation	USA	100	%***
Ituran Beheer B.V.	The Netherlands	100%
Ituran USA Inc.	USA	88.5	%****
Ituran License Corp.	USA	100	%*****
Ituran de Argentina S.A.	Argentina	100	%******
Ituran Sistemas de Monitoramento Ltda.	Brazil	97.5	%*******
Teleran Holding Ltda.	Brazil	99.99	%********
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Internet Ltd.	Israel	100%
Mapa Mapping & Publishing Ltd.	Israel	100%

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
****** our shares are held through Ituran U.S.A. Holding Inc., which is our wholly owned subsidiary, 10% of our holdings in Ituran de Argentina S.A were held by Mr. Avi Anais, former CEO of Ituran de Argentina until June 2010 on which date we acquired.  such holdings from Mr. Anais (through Ituran U.S.A. Holding Inc. and Teleran Holding Ltda. who each acquired 50% of the shares held by Mr. Anais).
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

        In 2010 we leased an aggregate of approximately 30,783 square feet of office space in Azour, Israel. In 2010, annual lease payments for this facility were approximately $419,000. This lease expires on March 31, 2013. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

        In Buenos Aires, Argentina, we lease approximately 2,426 square feet of office space for approximately $ 80,900 annually, approximately 241 square feet for our control center for approximately $ 8,000 annually and approximately 1,542 square feet for our own installation center for approximately $ 106,600 annually and approximately 558 square feet for our own warehouse for approximately $ 15,300 annually, and approximately 262 square feet for third warehouses for approximately $ 4,200 annually.

        We lease approximately 7,460 square feet for our offices and control center in Florida for an approximate monthly rate of $8,700 for the first 51 months, subject to a 7% annual increase in the following 12 months and a 3.3% increase for the last 12 months.

In 2010, we leased approximately 12,091 square feet of office space and warehouse in Brazil for approximately $240,000 annually.

        We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

        The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 103 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $1,800 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 112 base station sites, of which 34 sites are leased from the same entity for a monthly rate ranging from $937 to $2,100 per site and the duration of each lease is 12 years and ends in September 2012. The remaining 78 sites are leased independently for an annual rate ranging from $300 to $1200 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 37 base station sites, all of which are leased from three entities for a monthly rate ranging from $307 to $1,003 per site. The duration of the lease ranges from two to three years.

        We do not believe that we have a legal retirement obligation associated with the operating leases for our base sites pursuant to the relevant accounting standards, since we do not own any real property. However, we are obligated pursuant to certain of the operating leases for our base sites, mainly for base sites in Israel, Brazil and Argentina, to restore facilities or remove equipment at the end of the lease term. Since the restoration is limited to any construction or property installed on the property, which in our case is only the installed antennas, we do not believe that these obligations, individually or in the aggregate, will result in us incurring a material expense.

ITEM 4.A.    UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5:          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        A.       OPERATING RESULTS

        The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this report.

Introduction

        We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery, which we refer to as SVR, and tracking services. We also provide wireless communications products used in connection with our SVR services and for various other applications. We currently provide our services and sell our products in Israel, Brazil, Argentina and the United States.

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

Outlook

We have historically experienced significant growth in the markets in which we provide our location-based services. These markets are generally characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft, and hence the Brazilian market continues to represent growth potential for our location-based services. The growth in subscribers within our location-based services segment also has a direct impact on the sale or lease of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle. In Israel, improvements in the economy in 2010 have led to increased car sales which positively affected our sales as compared with previous years.

        As of December 31, 2010, we had approximately 353,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in Brazil and Buenos Aires, Argentina is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

        We expect growth over the next 12 months in our location-based services segment to be driven by increased demand from existing insurance company customers in Brazil, as a result of our strong operating results and their increased familiarity with and confidence in our services, as well as additional insurance companies who could seek to establish relationships with us, as well as increased direct sales of SVR services to individual subscribers in Brazil who, due to prevailing high insurance costs, are self-insured and represent an additional market opportunity for our SVR services and AVL products. In connection with such potential markets and additional growth opportunities, we constantly look to enhance our brand recognition through continuous advertising efforts. We expect our new line of AVL products (Ituran Save), which is based on our SMART products and tailored for vehicles which are considered medium to high end vehicles to increase our customer base and increase our sales, in Israel.

Please refer also to Item 3.D. – “Risk Factors” above in respect of the impact of the credit crunch on local and global economy which may negatively impact our business, including reducing demand for SVR services or affecting our current customers’ ability to continue with existing services.

Geographical breakdown

Location-based services subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2010	2009	2008	2007
Israel	230,000	216,000	214,000	194,000
Brazil	232,000	209,000	174,000	135,000
Argentina	121,000	119,000	111,000	97,000
United States	21,000	18,000	12,000	18,000
Total(1)	604,000	562,000	511,000	444,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2010		2009		2008
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	$41.2	$30.0	$38.3	$24.1	$36.9	$38.0
Brazil	55.3	5.8	41.8	2.8	37.5	5.3
Argentina	9.8	1.1	9.6	0.8	9.9	1.3
United States	1.8	1.9	1.9	1.6	1.8	1.4
Others	-	0.9	-	0.5	-	0.5
Total(1)	$108.1	$39.7	$91.6	$29.8	$86.1	$46.5

(1) We attribute revenues to countries based on the location of the customer.

Revenues

Location-based services segment

We generate revenues from sales and lease of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers, predominately subscribers in Israel, Brazil and the United States, and insurance companies in Brazil and Argentina. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical average churn rates of 2% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

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

Financing expenses (income), net

Financing expenses (income), net, include, inter alia, short- and long-term interest expenses, financial commissions, and gains and losses from currency fluctuations from the conversion of monetary balance sheet items denominated in currencies other than the functional currency of each entity in the group, gains in respect of marketable securities and interest related tax positions. Financing expenses, net, also include gains or losses from currency swaps and other derivatives that do not qualify for hedge accounting under ASC Topic 815, "Derivatives and Hedging", or which have not been designated as hedging instruments.

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

Revenue recognition

Revenues are recognized when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, we do not recognize the revenues until the installation is completed.

Revenues are recognized as follows:

■	Revenues from sales of wireless communications product are recognized when title and risk of loss of the product pass to the customer (usually upon delivery).

■
Revenues from subscription fees and installation services which have been determined not to have value on the stand-alone basis to the customers, in accordance with ASC Topic 605-25 "Multiple Elements Arrangements" are recognized ratably on a straight-line basis over the subscription period.

■	Revenues from rentals of leased equipment under operating lease are recognized over the term of the lease agreement (1-3 years).

■	Deferred revenues include unearned amounts received from customers (mostly for the provision of installation and subscription services) but not yet recognized as revenues.

■
Sale and leaseback transactions. We account for sale and leaseback transactions in accordance with the provisions of ASC Topic 840-40, "Sale-Leaseback Transactions". Accordingly, with respect of a certain leaseback transaction that was determined to be an operating lease and involving the use of more than a minor part but less than substantially all of the asset sold, the entire profit on the sale was deferred and is amortized in proportion to rental payments over the term of the lease. There was no recognition of any profit at the date of the sale since the present value of the minimum lease payments exceeded the amount of the profit.

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

We follow the provisions of ASC Topic 740-10, "Income Taxes" which clarify the accounting for uncertainty in tax positions. ASC Topic 740-10 requires that we recognize in our financial statements the impact of a tax position, if that position will more likely than not be sustained upon examination, based on the technical merits of the position, without regard the likelihood that the tax position may be challenged.  If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

We recognize interest as interest expenses (among financing expenses) and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

Allowance for doubtful accounts

We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. In determining the relevant allowance amounts, we analyze our historical collection experience, current economic trends and the financial position and credit worthiness of our customers. Our allowance policy is to define a flat percentage of our accounts receivable as the ongoing reserve and to reserve a higher amount for certain customers that we believe have a higher risk of default. As of December 31, 2009 and 2010, our allowance for doubtful accounts was $1,160,000 and $1,553,000 respectively and our trade receivables (net of allowance for doubtful accounts) were $24.9 million and $31.2 million, respectively. To date, based on our past experience, our allowances for doubtful accounts have been sufficient.

Goodwill and other intangible assets

Goodwill acquired in a business combination is deemed to have indefinite life and is not to be amortized. ASC Topic 350, Intangibles - Goodwill and Other, requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired.

Goodwill is tested for impairment in a two step process as follows: firstly, the We compare the fair value of each reporting unit to its carrying value ("step 1"). If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not to be impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

As required by ASC Topic 820, "Fair Value Measurements", starting 2009, we apply assumptions that market place participants would consider in determining the fair value of each reporting unit. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and other intangible assets. In 2009 and 2010, we wrote impairment losses of US$0.9 million and US$0.2 million, respectively. As of December 31, 2009 and 2010, we reported a total goodwill of $9.6 million and $10.1 million, respectively, on our balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows (including, projected revenues, operating expenses and capital expenditures), future short-term and long-term growth rates and weighted average cost of capital which are based on management's internal assumptions, and believed to be similar to those of market participants and represent both the specific risks associated with the business, and capital market conditions. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Contingencies

From time to time we are subject to claims arising in the ordinary course of our business, and in connection with certain agreements with third parties, as more fully described in Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below. In determining whether liabilities should be recorded for pending litigation claims (including claims that are under arbitration proceedings), we assess the allegations made and the likelihood that we will be able to defend against the claim successfully. When we believe that it is probable that we will not prevail in a particular matter and when the amount thereof is estimable, we estimate the amount of such liability and its likelihood based in part on advice of our legal counsels.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
Consolidated statements of operations data:	2010	2009	2008
Revenues:
Location based services	73.1%	75.4%	64.9%
Wireless communications products	26.9	24.6	35.1
Total Revenues	100	100	100
Cost of Revenues:
Location based services	27.6	27.5	23.7
Wireless communication products	23.2	22.6	28.4
Total cost of revenues	50.8	50.1	52.1
Gross profit	49.2	49.9	47.9
Operating Expenses:
Research and development expenses	0.3	0.3	0.3
Selling and marketing Expenses	5.9	6.3	7.3
General and administrative expenses, net	21.4	22.4	20.7
Other expenses, net	0.8	0.8	0.3
Total operating expenses	28.4	29.8	28.6
Operating Income	20.8	20.1	19.3
Other expenses	(10.0)	-	(1.2)
Financing income (expenses), net	0.1	1.3	(0.1)
Income before taxes on income	10.9	21.4	18
Income tax	(4.3)	(5.9)	(6)
Share in losses of affiliated companies, net	-	-	-
Net income for the year	6.6	15.5	12
Less: net income attributable to non-controlling interest	(0.7)	(0.5)	(0.8)
Net income attributable to company stockholders	5.9%	15.0%	11.2%

Analysis of our Operation Results for the Year ended December 31, 2010 as compared to the Year ended December 31, 2009

Revenues

Total revenues increased from $121.4 million in 2009 to $147.8 million in 2010, or 21.7%. This increase consisted of an increase of $16.5 million from subscription fees from our location-based services and increase of $9.9 million from sales of our wireless communications products.

Location-based services segment

Revenues in our location-based services segment increased from $91.6 million in 2009 to $108.1 million in 2010, or 18%. The increase of $16.5 million from subscription fees from our location-based services is primarily due to an increase in the average annual number of subscribers from 537,000 subscribers in 2009 to 583,000 in 2010 and due to the effect of exchange rates fluctuations of $6.1 million.

Wireless communications products segment

Revenues in our wireless communications products segment increased from $29.8 million in 2009 to $39.7 million in 2010, or 33.2%. This increase of $9.9 million is primarily due to an increase in sales of our wireless communication products in Israel as well as revenues derived in 2010 from charging for installations and unrecovered customer equipment in Brazil and includes effects of exchange rates fluctuations of $1.2 million.

Cost of revenues

Total cost of revenues increased from $60.8 million in 2009 to $75.2 million in 2010, or 23.7%. This increase consisted of an increase of $7.5 million in the location based services segment and an increase of $6.9 million in the wireless communications products segment. As a percentage of total revenues, cost of revenues increased from 50.1% in 2009 to 50.8% in 2010.

Location-based services segment

Cost of revenues for our location-based services segment increased from $33.4 million in 2009 to $40.8 million in 2010, or 22.2%. This increase was primarily due to an increase in depreciation expenses (primarily as a result of the lease of wireless communication products in Brazil) and to an increase in communication and salary expenses, and includes effects of exchange rates fluctuations of $2.2 million. As a percentage of total revenues for this segment, cost of revenues increased from 36.4% in 2009 to 37.8% in 2010.

Wireless communications products segment

Cost of revenues for our wireless communications products segment increased from $27.4 million in 2009 to $34.3 million in 2010, or 25.2%. This increase was primarily due to an increase in products sales turnover. As a percentage of total revenues for this segment, cost of revenues decreased from 92.1% in 2009 to 86.5% in 2010, primarily due to the changes in the mixture of product’s sales.

Operating expenses

Research and development

Our research and development expenses in 2009 and in 2010 were $0.4 million $0.5 million respectively.

Selling and marketing

Selling and marketing expenses increased from $7.7 million in 2009 to $8.7 million in 2010, or 13%. As a percentage of total revenues, selling and marketing expenses decreased from 6.3% in 2009 to 5.9% in 2010. The increase in the Selling and Marketing expenses was mainly due to an increase in the advertising and promotion expenses in 2010.

General and administrative

General and administrative expenses increased from $27.2 million in 2009 to $31.7 million in 2010, or 16.5%. This increase includes the effect of exchange rates fluctuations of $1.8 million (without taking into account the effects of exchange rates fluctuations, the general and administrative expenses are $29.9 million). This increase was primarily due to an increase in salary expenses. As a percentage of total revenues, general and administrative expenses decreased from 22.4% in 2009 to 21.4% in 2010.

Operating income

Total operating income increased from $24.4 million in 2009 to $30.7 million in 2010, or 25.8%. This increase was mainly attributed to an increase of $4.9 million in the operating income in the location-based services segment and an increase of $1.4 million in the wireless communications products segments.

Location-based services segment

Operating income in our location-based services segment increased from $27.1 million in 2009 to $32 million in 2010, or 18.1%. This increase was primarily due to an increase in our revenues from $91.6 million in 2009 to $108.1 million in 2010.

Wireless communications products segment

Operating income in our wireless communications products segment increased from an operating loss of $2.7 million in 2009 to an operating loss of $1.3 million in 2010. This increase was primarily due to an increase in our sales of wireless products in Israel and due to revenues derived in 2010 from charging for installations and unrecovered customer equipment in Brazil.

Other expenses, net

Other expenses, net increased from none in 2009 to $14.7 million in 2010, due to the Israeli district court's decision in the Leonardo litigation case, given on June 13, 2011. For further details please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

Financing expenses (income), net

Financing income, net, decreased from $1.6 million in 2009 to $0.1 million in 2010. This decrease was mainly due to the fact that during 2009 the company had gains in an amount of $1.3 million from investments in marketable securities that were linked to the US dollar mainly due to the effect of exchange rates fluctuations whereas in 2010 the gain was approximately US$30,000. In addition, in 2009 there was finance income from the tax authorities due to tax refund and in 2010 the company had finance expense to the tax authorities.

Taxes on income

Taxes on income decreased from $7.1 million in 2009 to $6.3 million in 2010, or 11.3%. As a percentage of income before tax on income expense tax increased from 27.5% in 2009 to 39.1% in 2010. This increase was primarily due to the fact that we did not create deferred taxes in respect of certain expenses resulting from the court's ruling in the Leonardo's case.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2008, 2009 and 2010, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2008, 2009 and 2010, we derived approximately 10.5%, 9.2% and 8.3% of our revenues in dollars, 48.8%, 45.5% and 43.1% in NIS, 32.2%, 36.7% and 41.3% in Brazilian Reals and 8.4%, 8.6% and 7.3% in Argentine Pesos, respectively. In fiscal years 2008, 2009 and 2010, 23.2%, 17.2% and 17% of our expenses were incurred in dollars, 41.1%, 41.2% and 37.9% in NIS, 28.7%, 34.3% and 38.5% in Brazilian Reals and 7%, 7.3% and 6.7% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In 2010, accumulated and other comprehensive income increased by $5.1 million compared to the year 2009. In 2009, accumulated and other comprehensive income increased by $5.7 million compared to the year 2008. In 2008, accumulated other comprehensive income decreased by $1.2 million compared to the year 2007. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2007		2008		2009		2010
	Actual	At 2006 exchange rates(1)	Actual	At 2007 exchange rates(1)	Actual	At 2008 exchange rates(1)	Actual	At 2009 exchange rates(1)
	(In thousands)

Revenues	$124,838	$119,837	$132,616	$122,064	$121,381	$131,327	$147,825	$140,521
Gross profit	57,199	55,021	63,619	57,235	60,559	66,555	72,651	68,574
Operating income	72,499	72,781	25,660	22,366	24,382	27,492	30,668	28,775

(1) Based on average exchange rates during the period.

Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, "Derivatives and Hedging", the results of which are reflected in our income statements as revenues or cost of revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate.

In addition, due to increased fluctuations in the exchange rate of the US dollar vis-a-vis the Israeli Shekel, we commenced acquiring derivative financial instruments. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under ASC Topic 815, "Derivatives and Hedging" and are reflected in financing expenses, net. See also Note 1K and Note 21 to our consolidated financial statements appearing elsewhere in this report.

        B.       LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily from cash generated from operations. In 2008, 2009 and 2010, we had $55.7 million, $78.1 million and $61.3 million in cash, marketable securities and deposit in escrow (long and short term) and $60.1 million, $72.8 million and $46.6 million in working capital, respectively. In 2008 and 2009, we did not have any outstanding long-term borrowings from bank. In 2010 our long term borrowings from banks amounted to $0.2 million. In 2008, 2009 and 2010, we also had $2.2 million, $1.4 million and $2.1 million, respectively, available to us under existing lines of credit of which we were utilizing $0.3 million in 2008, $6 thousand in 2009 and $0.1 million in 2010.

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

We had long-term liabilities in 2008, 2009 and 2010 of $4.7 million, $5.5 million and $6.5 million, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $2.8 million, $3.6 million and $4.5 million in 2008, 2009 and 2010, respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

Due to the Israeli district court decision in the matter of Leonardo, as of December 31, 2010, we did have any outstanding capital notes. For further information, please see Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

On January 29, 2004, we adopted a dividend policy providing for an annual dividend distribution in an amount not less than 25% of our net profits, calculated based on our financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is proposed to be paid. Pursuant to such policy, we distributed NIS 108 million (approximately, $29.1 million), on April 8, 2008, NIS 15.5 million (approximately $3.6 million) on April 7, 2009.

On November 16, 2009, we revised our dividend policy to provide for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. According the adopted dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of our Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due all based on our needs as will be determined from time to time and subject to the provisions of the Israeli laws concerning lawful distribution of dividends.  Following the adoption of the revised dividend policy, we distributed NIS117.2 million (approximately $31.6 million) on April 7, 2010 and NIS 78.8 million (approximately $22.8 million) on April 6, 2011.

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

As of the date of this report, we repurchased 2,507,314 of our shares (of which 924,433 were purchased by our subsidiary, Ituran Cellular Communications Ltd., which on May 29, 2011 were repurchased by Ituran). The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2010	2009	2008
	(In thousands)

Net cash provided by operating activities	$33,479	$37,726	$27,256
Net cash provided by (used in) investing activities	(14,974)	13,062	4,847
Net cash used in financing activities	(33,842)	(4,051)	(53,296)
Effect of exchange rate changes on cash and cash equivalents	1,198	1,565	5,035
Net increase (decrease) in cash and cash equivalents	$(14,139)	$48,302	$(16,158)

Years ended December 31, 2010, December 31, 2009 and December 31, 2008

Net cash provided by operating activities

Our operating activities provided cash of $27.3 million in 2008, $37.7 million in 2009 and $33.5 million in 2010.

The decrease of approximately $4.2 million in cash from operating activities in 2010 as opposed to 2009 was due primarily to:

Cash used for operating activities as follows:

-	Increase in depreciation and amortization expenses of approximately $3.3 million; and
-	Gains from sale of marketable securities in an amount of approximately US$1.4 million in 2009.
-	Increase in deferred revenues in an amount of approximately $1.1 million; and
-	Increase in other current liabilities and in litigation obligation in an amount of approximately $12.9 million

The increase in cash from current operations as stated above was offset by:

-	Decrease in net profit of approximately $9.1 million;
-	Increase in accounts receivable in an amount of approximately $5.4 million;
-	Decrease in accounts payable in an amount of approximately $3 million;
-	Increase in other current assets in an amount of approximately $3.2 million;
-	Increase in deferred income tax in an amount of approximately $2.2 million.

The increase of approximately $10.4 million in cash from operating activities in 2009 as opposed to 2008 was due primarily to:

Cash used for operating activities as follows:

-	Increase in net profit of approximately $2.9 million;
-	Increase in depreciation and amortization expenses of approximately $2.4 million;
-	Increase in accounts payable in an amount of approximately $2.9 million;
-	Increase in deferred revenues in an amount of approximately $1.7 million, and
-	Decrease in deferred taxes in an amount of approximately $2.5 million.

The increase in cash from current operations as stated above was offset by:

-	Increase in inventory and contracts in process of $1.1 million in 2009;
-	Net income in 2008 included a reduction of investment of approximately $1.6 million.

The increase of approximately $14.5 million in cash from operating activities in 2008 as opposed to 2007 was due primarily to:

Cash used for operating activities as follows:

-	Decrease in accounts receivable in an amount of approximately $9.8 million;
-	Decrease in inventory and contracts in process in an amount of approximately $5.4 million.
-	Increase in other current liabilities in an amount of approximately $7.5 million.

Cash from operating activities as follows:

-	Decrease in accounts payable in an amount of approximately $3 million;
-	Increase in other current assets in an amount of approximately $2.7 million.
-	Increase in deferred income taxes of approximately $2.5 million.

Net cash provided by (used in) investing activities

Net cash provided by investment activities in 2010 in an amount of approximately $15.0 million, includes mainly capital expenditure in an amount of $18.3 million and sale of trading and marketable securities less investment in marketable securities in an amount of approximately US$2.9 million.

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

Net cash provided by (used in) financing activities

Net cash used in financing activities in 2010 in an amount of approximately $33.8 million consisted primarily of a cash dividend payment in an amount of $31.6 million and an acquisition of the minority interest in one of our subsidiaries an amount of $2.25 million.

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

Expenditures for research and development activities engaged by us were approximately $0.5 million in 2010, $0.4 million in 2009 and $0.4 million in 2008.

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

F.        TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2010:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases	3,298	1,818	1,300	180	-
Long-term loans	279	46	233	-	-
Purchase Obligations	8,045	7,965	80	-	-
Total	11,622	9,829	1,613	180	-

G.       SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward looking information provided in Items 5.E and F.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        A.       DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	65	Chairman of the Board of Directors
Yehuda Kahane	67	Director
Ze'ev Koren(1)	66	Director
Avner Kurz	58	Director
Amos Kurz	55	Director
Yigal Shani	67	Director
Eyal Sheratzky	43	Co-Chief Executive Officer and Director
Nir Sheratzky	39	Co-Chief Executive Officer and Director
Gil Sheratzky	34	Director
Yoav Kahane	37	Director
Orna Ophir(1)	61	Director
Israel Baron(1)	58	Director
Eli Kamer	45	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	46	General Counsel

(1)     Member of our audit committee and an independent director under the Nasdaq Global Select listing requirements.

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

Avner Kurz has served as a director of our company since its acquisition in 1995. Mr. Kurz is the Chairman and director of F.K. Generators & Equipment Ltd.. Mr. Kurz also serves as a director in El-Ram, Moked Ituran, Totam Plus, Expandis and several other private companies abroad. Mr. Kurz is the brother of Amos Kurz.

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

Orna Ophir has been serving as an external director of our company since 2003 and is a member of our audit committee. Dr. Ophir has been serving as Medical Director of Assuta hospital in Israel since November 2004 and as Chief Executive Officer of the Golden Tower Hospital (Bat Yam, Israel) since 2001. Prior to such date, Dr. Ophir served as Executive Vice President of Assuta Hospital (Tel Aviv, Israel) during the years 1997 to 2000. In addition, Dr. Ophir is a director of Maccabi Health Services, one of the principal health providers in Israel. Dr. Ophir holds MD and MAH degrees from Tel Aviv University.

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

Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. Our independent directors who also qualify as external directors under the Israeli Companies Law, Orna Ophir and Israel Baron, are serving three-year terms in accordance with Israeli law. In April 2006 our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2009) under the same terms of the initial term of office. On January 22, 2009, our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2012), according to Israeli laws and regulations. On January 21, 2010, our general meeting of shareholders approved the extension of term of office of Izzy Sheratzky, Gil Sheratzky and Zeev Koren as directors, for an additional term until the third consecutive annual general meeting of the shareholders. On December 29, 2010, our general meeting of shareholders approved the extension of term of office of Eyal Sheratzky, Amos Kurz, Yoav Kahane and Yigal Shani, for an additional term until the third consecutive annual general meeting of the shareholders.

        B.       COMPENSATION

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2010 was approximately $103,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings.

The aggregate compensation paid to our Co-Chief Executive Officers in 2010 was $916,000. Our four highest paid officers in 2010, other than our Co-Chief Executive Officers, were the active Chairman of our Board of Directors, who was paid $1,368,000 in 2010, and our Vice President of IT and Systems Operation, Chief Information Officer and Vice President of Engineering, who were paid $290,000, $220,000 and $220,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2010 was $4,421,000. In 2010, we also paid an aggregate amount of $55,000 to a director for services provided to us and employment compensation in an aggregate amount of $285,000 to three directors who are our employees but are not Ituran officers. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2010, we set aside $309,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits. All numbers in this paragraph are rounded to the nearest thousand.

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

The compensation paid to Mr. Izzy Sheratzky included a bonus in an amount equal to 5% of our profits before tax (including the share of affiliated companies net), on a consolidated basis, based on our audited consolidated financial statements for the relevant year, to which Mr. Izzy Sheratzky is entitled pursuant to his services agreement with the company. The compensation paid to each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, includes a bonus in an amount equal to 1% of our profits before tax (including the share of affiliated companies net), on a consolidated basis, based on our audited consolidated financial statements for the relevant year, granted pursuant to a resolution of our Board of Directors from January 2004. The compensation paid to Gil Sheratzky by our subsidiary E-Com Global Electronic Commerce Ltd. includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007 .See Item 7 – “Related Parties Transactions” under the caption “Transactions with our directors and principal officers” below.

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

Gideon Ezra, Ltd. is a company controlled by Gideon and Hanna Ezra with each owing 50% of the capital stock of such company. Moked Services, Information, Management and Investments is a company owned by A. Sheratzky Holdings Ltd. (a company controlled by Izzy Sheratzky 93%) and in which each of Eyal Sheratzky and Nir Sheratzky, Co-CEO's of Ituran and directors, hold 3.5%). F.K. Generators and Equipment is a company controlled by Perfect Quality Trading Ltd. (51%), a company owned by Avner Kurz and Amos Kurz in equal parts. Yehuda Kahane Ltd. is a company owned by Professor Kahane and Rivka Kahane. T.S.D. Holdings is a company controlled by Efraim Sheratzky. G.N.S. Holdings is a company controlled by Yigal Shani.

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

■
As discussed in “Board of Directors” in Item 6.C – “Board Practices” below, our directors (excluding the external directors) are divided into three classes as follows: class A – Amos Kurz, Yoav Kahane, Eyal Sheratzky and Yigal Shani (with their term of office renewed on December 29, 2010 until the third consecutive annual general meeting of the shareholders at which time they may stand for reelection), class B – Yehuda Kahane, Avner Kurz and Nir Shertazky (with their term of office renewed on January 22, 2009 until the third consecutive annual general meeting of the shareholders at which they stand for reelection); and class C –Gil Sheratzky, Zeev Koren and Izzy Sheratzky (with their term of office renewed on January 21, 2010 until the third consecutive annual general meeting of the shareholders at which time they may stand for reelection).

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

        C.        BOARD PRACTICES

Board of Directors

Pursuant to our articles of association as presently in effect, our Board of Directors consists of twelve directors, including three independent directors in accordance with the listing requirements of the Nasdaq of whom two directors are external directors in accordance with Israeli law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected and may in certain circumstances be removed by the majority of our shareholders. Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. The term of office of the directors assigned to class A has expired at our annual meeting of shareholders held in 2010 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B has expired at the annual meeting of shareholders held in 2008 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C has expired at the annual meeting of shareholders held in 2009 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. This classification of the Board of Directors may delay or prevent a change of control of our company or in our management. The external directors, under Israeli law, serve a three-year term which may be extended for an additional term of three years. Following an extension of their tenure for an additional three year period, the shareholders may elect, if the board of directors and Audit Committee have approved and concluded that the external directors have special expertise and contribution to the board of directors and its committees, to reelect the external directors to serve in that capacity for additional three year terms. Our directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire. External directors may be removed from office pursuant to the terms of the Israeli Companies Law, 5759 – 1999, which we refer to as the Israeli Companies Law. See “External directors” below.

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

We are incorporated in Israel and in addition to being listed on the Nasdaq Global Select Market, we are also listed on the Tel Aviv Stock Exchange, and therefore subject to various corporate governance requirements pursuant to Israeli law relating to external directors, our audit committee and our internal auditor.

External directors

Under Israeli law, the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Commencing May 11, external directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

■
such majority includes at least the majority of the shares held by all non-controlling shareholders or having personal interest in the nomination, except personal interest which is not resulting from connections with controlling shareholder, present and voting at such meeting; or

■
the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders must not exceed 2.0% of the shares whose holders are entitled to vote at any meeting of shareholders.

        External directors are generally elected to serve an initial term of three years and may be reelected to serve in that capacity for an additional three years, and with regard to companies whose securities are listed on recognized foreign exchanges, such as Nasdaq, may be extended for additional three – year terms, subject to the approval of the  Audit Committee and the Board of Directors, presented to the general meeting, that such directors’ expertise and special contribution to the operation of the Board of Directors warrant that his appointment for an additional period is in the best interests of the Company, as provided in the Israeli Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000. The approval of the general meeting for the extension for additional three-year periods shall require that the majority of votes include the majority of the non-controlling shareholders present at the meeting, or alternatively, that the total of the opposing votes does not exceed 2% of the voting rights. External directors may be removed from office by the same percentage of shareholders required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for their appointment or violating the duty of loyalty to the company.

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

Israeli law provides that a person is not qualified to serve as an external director if, at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person’s control has had any affiliation or business relationship with the company, any entity controlling the company or an entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by any entity controlling the company, any affiliation with a relative of the controlling shareholder and if there is no controlling shareholders, with any of the chairman or the board, the general manager, a significant shareholder or the most senior financial officer, or any business or professional relations with any of the foregoing persons or with the persons listed above unless such business or professional relations are negligible. In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director. In addition, a company, controlling shareholder and any other entity controlled by the controlling shareholder may not grant to such external director, its spouse or child, any benefits, directly or indirectly, and the external director, its spouse or child may not be appointed to serve in any position, may not be employed by and may not, directly or indirectly, render any professional services to the company, such controlling shareholder or any other entity controlled by the controlling shareholder, during the first two years following such external director’s termination of tenure of office, and with respect to a relative who is not the external director’s spouse or child – during the first year following such termination.

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

Audit committee

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must comprise of at least three directors, including all of the external directors and the chairman of the Audit Committee must be an external director. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of such person. All audit committee decisions must be made by a majority of the committee members of which the majority of members present are independent and external directors. Furthermore, a person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that the company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions of such present is requested by the audit committee.

Our Board of Directors has formed an audit committee that is empowered to exercise the powers of the Board of Directors for our accounting, reporting and financial control practices. The members of the audit committee are Dr. Orna Ophir and Messrs. Israel Baron and Zeev Koren. Our Board of Directors has determined that Mr. Israel Baron and Dr. Orna Ophir are qualified as “financial expert,” as such term is defined by the Nasdaq rules and the Securities and Exchange Commission and the Israeli regulations.

Pursuant to the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010, a public company is required to establish a committee of the board of directors for the examination of financial statements. Commencing with the 2010 year-end financial statements, financial reports of a public company may be brought for discussion and authorization of the board of directors only after such committee for the examination of financial statements has discussed and formulated recommendations to the board of directors in connection with: the estimates used in connection with the financial statements; the internal audits related to financial reporting; the completeness and appropriateness of disclosure in the financial statements; the accounting policy adopted and accounting treatment applied in the material matters of the company; valuations, including the assumptions and estimates underlying them, on which bases data in the financial statements is provided. The members of the committee for the examination of financial statements must be directors who meet certain independence requirements, and, among other things, must be able to read and understand financial statements, with at least one of the members being an accounting and financial expert (as defined under the regulations). On February 20, 2011 our board of directors resolved that our audit committee shall serve as the committee for the examination of financial statements.

Compensation committee

Our Board of Directors has appointed a Compensation Committee, pursuant to the Nasdaq listing requirements. The members of the Compensation Committee are Orna Ophir, Israel Baron and Ze’ev Koren. The Compensation Committee of our Board of Directors recommends the review and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals whom we compensate. The Compensation Committee also administers our compensation plans. Our Board of Directors has determined that each member of the Compensation Committee is independent.

Internal auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be:

■	a person (or a relative of a person) who holds more than 5% of the company's shares;
■	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
■	an executive officer, director or other affiliate of the company; or
■	a member of the company's independent accounting firm.

The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor is Simon Yarel, CPA, who has served as our internal auditor since January 1999.

The Sarbanes-Oxley Act of 2002 and the Nasdaq listing standards

The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, Nasdaq has adopted amendments to its requirements for companies that are listed on Nasdaq. Nasdaq Marketplace Rule 4350 was amended to permit foreign private issuers, such as us, to follow certain home country corporate governance practices without the need to seek an individual exemption from Nasdaq.

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

        D.       EMPLOYEES

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2010	2009	2008
By area of activity:
Control Center	325	319	249
Research and Development	10	7	7
Sales and Marketing	70	87	81
Technical support and IT	272	246	207
Finance, Administration and Management	201	213	213
Private enforcement and operations	364	406	416
Manufacturing	73	77	81
Total	1,315	1,355	1,254

By geographic location (out of total):
Israel	561	549	514
Brazil	550	593	542
Argentina	174	188	173
United States	30	25	25
Total	1,315	1,355	1,254

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

In April, 2010, our compensation committee resolved to grant a bonus in the aggregate sum equal to 0.9% of the operating profit of Ituran (not on a consolidated basis), including the profit attributed to the activities of our subsidiary, E-Com Global Electronic Commerce Ltd. relating to value added services provided by E-Com, which will be distributed between some of our employees ranging from medium to junior levels of management, commencing as of the third quarter of 2010 and will be reflected in our results of operations from the second quarter of 2010. In 2010, we paid the aggregate sum of $61,000 in bonuses to our employees under the plan.

Brazil

Our employment agreements in Brazil are subject to Brazilian labor laws and regulations, to collective labor agreements or bargaining arrangements with unions and contract. The laws and regulations in Brazil govern almost all aspects of an employment relationship and do not leave much room to be negotiated with the employee. Still, employment contracts create obligations to the parties if they are in compliance with the law. The Labor Code mainly governs the employees’ right to paid annual vacation, paid sick days, the maximum length of a workday, minimum payment for overtime and statutory severance pay. Brazilian law generally requires severance pay equal to 50% of the balance of the employee’s FGTS account (a mandatory fund to guarantee severance and unemployment). The FGTS can also be withdrawn when the employee retires, dies or his employment is terminated without cause, among others. Brazilian employers are required to purchase health insurance for employees only in the event it is set forth by the applicable collective labor agreement, contract or company policy, and are required to cover employees’ food and travel costs whenever a business trip is required, and to make deposits into the a Guarantee Severance Fund (the so-called “FGTS”). Furthermore, Brazilian employees and employers are required to make contributions to the National Insurance Institute (“INSS”), similar to the United States Social Security Administration. Our collections to the National Insurance Institute amount to 34.8% to 39.8% of the payrolls, out of which 8% to 11% (limited to R$3,689.66 of individual salary) corresponds to contributions by the employees deducted from salaries and 26.8% is the fixed part we pay. Our contribution of 26.8% includes mandatory contribution to the Public Insurance for Labor Accidents and Diseases (SAT). According to Decree Law 6957/2009 such portion, which varies from 1% to 3% of payroll, should be multiplied by another factor (FAP) from 0.5 to 2 in order to reduce or increase our burden to reflect statistics of occupational accidents and diseases in our business.

All of our employees in Brazil, excluding the chief executive officer, the directors (VPs) and several managers, are represented by a labor union and the employees’ mandatory contributions to their union are paid by us. The law authorizes us to deduct mandatory contributions to unions from the respective salaries.

Argentina

Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause. Argentine employers are also required to contribute for the following items: a) Pension funds 17% b) health insurance for employees 6% c) occupational accident insurance 2.59% d) Retirement fund insurance 3.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them.

United States

We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

        E.       SHARE OWNERSHIP

The following sets forth, as of June 25, 2011 the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership** %

Izzy Sheratzky(3)	5,775,247	27.54
Professor Yehuda Kahane (4)	2,128,539	10.15
Zeev Koren	-	-
Avner Kurz (5)	1,447,925	6.91
Amos Kurz (6)	1,445,205	6.89
Yigal Shani (7)	370,011	1.76
Eyal Sheratzky	*	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Orna Ophir	-	-
Israel Baron	-	-
Eli Kamer	-	-
Guy Aharonov	-	-

*owns less than one per cent of our outstanding share capital.

** not including 2,507,314 treasury shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
(2)
Amounts in this column are based on 23,475,431 ordinary shares outstanding as of June 25, 2011. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)
Shares beneficially owned include: (a) 266,930 shares directly owned by Mr. Sheratzky and an entity wholly owned by him; (b) 5,506,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with a certain shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.B. – “Compensation” under the caption “Shareholders agreement and articles of association of Moked Ituran” above; (c) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

(4)
Shares beneficially owned include: (a) 547,782 shares directly owned by Professor Kahane, of which 429,576 shares are jointly owned with his wife, Rivka Kahane, (b) 148,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

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

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        A.       MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the only shareholders known to us as of June 25, 2011, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

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

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	% Voting
Moked Ituran Ltd. (1)	5,506,952	26.26
F.K. Generators and Equipment Ltd. (2)	1,445,205	6.89
All directors and executive officers as a group	6,687,495	31.89
The Baupost Group, L.L.C.(3)	1,721,066	8.21
Psagot Investments House Ltd.(4)	1,137,300	5.42
Treasury shares	2,507,314	-

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

(4) the information presented herein is based on Form 13G filed by Psagot Investments House Ltd. on February 10, 2011.

None of our major shareholders have different voting rights than each other and/or than our other shareholders.

As of June 1, 2011, we had a total of 4* shareholders of record in the United States with registered with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* Includes the Depository Trust Company.

        B.       RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the Chairman of our Board of Directors and the uncle of both of our Co-Chief Executive Officers, and Yigal Shani, one of our directors. We pay an annual aggregate amount of NIS 939,000, or $251,000, for our basic insurance policies and NIS 740,000, or $198,000, for our directors’ and officers’ insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 243,000, or $65,000 which is paid by the insurance company on account of these policies.

We have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers. Due to recent changes to the Israeli Companies Law, as such indemnification agreements are for a term exceeding three years, as required under the law, as amended, on April 6, 2011, our audit committee and board of directors have ratified the indemnification agreements in respect of directors and office holders who are deemed controlling shareholders and their relatives for the purposes of Section 268 of Law, which according to current Israeli law will remain in force and effect until May 11, 2014.

In February 2003, we entered into a two-year services agreement with A. Sheratzky Holdings, a company controlled by Izzy Sheratzky, and Izzy Sheratzky pursuant to which Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides us full-time services to our company under the same terms of his previous employment as Chief Executive Officer and also act as Chairman of our Board of Directors. Pursuant to the agreement, A. Sheratzky Holdings will receive compensation equal to NIS 63,250, or approximately $16,900, per month, adjusted for inflation, and linked to the Israeli CPI since 2003, plus reimbursement of certain business expenses. In addition, Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement is automatically renewable for successive two-year periods until either party notifies the other of its intention to terminate the agreement, by providing a 180-day prior written notice. Whereas the term of the agreement exceeds three years, under recent amendments to the Law, our audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014.

On September 5, 2002, we entered into independent contractor agreements with A. Sheratzky Holdings and each of Eyal Sheratzky and Nir Sheratzky pursuant to which A. Sheratzky Holdings will provide management services to us through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307, or $13,100 and $13,200, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. In January 2004, a change in the employment terms of the Chief Executive Officer was approved providing each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, an annual bonus in an amount equal to 1% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus is paid. Whereas the term of the agreement exceeds three years, under recent amendments to the Law, our audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky (including third addendum thereto that clarifies the nature of their role and services), which according to current Israeli law will remain in force and effect until May 11, 2014.

The aggregate amounts paid to A. Sheratzky Holdings in 2008, 2009 and 2010 were approximately $5,266,000, $2,929,000 and $3,311,000, respectively (all numbers include value added tax).

On March 23, 1998, we entered into a financial services agreement with our director, Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or approximately $1,100, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or approximately $4,300, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in each of the years 2009 and 2010 were approximately $50,000, $55,000, respectively. Whereas the term of the agreement exceeds three years, under recent amendments to the Law, our audit committee, board of directors and shareholders have ratified and approved the agreement with Professor Kahane which according to current Israeli law will remain in force and effect until May 11, 2014.

On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. entered into an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that Company in consideration of monthly payments in the amount of NIS 25,000 or $7,100, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky will report to our CEO. The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007. The aggregate amounts paid to Mr. Gil Sheratzky in 2009 and 2010 were approximately $152,000 and $175,000, respectively. Whereas the term of the agreement exceeds three years, under recent amendments to the Law, our audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014.

On May 29, 2002, Rinat Yogev Nadlan,  a company controlled by our controlling shareholder, Izzy Sheratzky and Messrs. Yigal Shani, Amos Kurz and Avner Kurz, our directors, entered into an agreement with our subsidiary Ituran Cellular Communication for the lease of a property held by Rinat Yogev Nadlan, which will expire on February 2012. The aggregate amounts paid to Rinat Yogev Nadlan in each of 2008, 2009 and 2010 were approximately $74,000 (all numbers include value added tax).

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2009 and 2010, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from ERM in the sum of approximately NIS 26.3 million (or approximately $6.7 million) and NIS 31.6 million (or approximately $8.5 million), respectively.  Ituran and E-Com Global Electronic Commerce Ltd. (our wholly owned subsidiary) acquired a license from our subsidiary, Mapa, to use Mapa’s GISrael-Navigator database in order to incorporate such database in our navigation based products. In 2009 and 2010, we paid the aggregate sum of approximately US$208,000 and US$170,000 respectively, for the use of such license.

        C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.          FINANCIAL INFORMATION

        A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Legal proceedings

We are involved in litigation with Leonardo L.P., a US-based hedge fund, arising out of a financial transaction entered into between us and Leonardo in February 2000. Pursuant to the terms of this financial transaction, we received a cash investment of $12 million in exchange for certain notes that were convertible into our ordinary shares according to a pre-determined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($18.9) or an average trading price of our shares for a defined period prior to conversion. The conversion price is used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price. On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 690,000 of our ordinary shares. As part of the terms of this financial transaction, and, as required by the rules of the TASE where our ordinary shares are currently traded, we were required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of our ordinary shares as the number of registered shares that could be issued under the notes. We understood the terms of our financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to us, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would we be required to deliver more than 2,250,000 of our ordinary shares. We believe that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of our ordinary shares. Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of our ordinary shares. We believe that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. Accordingly, we believe that the matter may only be resolved through a litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo. The parties gave evidence of the case before a district court in Israel during March to May 2010 and filed summations in October 2010 and January 2011. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo's alleged claim that that on January 29, 2002 a "triggering event" as defined in the agreement occurred entitling Leonardo the option to redeem the notes. On June 19, 2011, the district court in its decision rejected Leonardo's three alternative claims (a) to (c) as detailed above and accepted Leonardo's forth claim that on January 29, 2002 a "triggering event", as defined in the agreement occurred, entitling Leonardo the option to redeem the notes. In its decision, the court ordered us to pay the sum of approximately US$9.6 million, to be paid in accordance with the exchange rate in NIS at the date of the occurrence of the "triggering event", plus interest and linkage differences by law and in addition legal expenses in the sum of NIS 1.2 million (approximately US$0.3 million), which total approximately the sum of NIS 78.7 million (approximately US$22.7 million). We filed a motion to correct an error in the court's ruling on the basis of a mistake in converting the sum of $9.6 million to NIS based on the exchange rate on January 29, 2002 and adding to the sum to be paid by us to Leonardo linkage differences and interest to sums paid in NIS under law instead of payment of the sum of $9.6 million in US dollars and interest at the rate of Libor + 1% to sums payable in foreign currency under law – the difference of which is estimated by us to be approximately US$10 million. Without derogating from the motion filed by us, as we believe that there are numerous grounds for appeal, we plan to contest the district court's decision before the Israeli Supreme Court. We cannot predict the outcome of our appeal.

On July 8, 2005, a class action was filed against our subsidiary, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be heard as part of a class action. Such motion was denied by the court, the pre-certification discovery process was completed and a certification hearing is yet to be scheduled. The plaintiff agreed to limit the class action to Pennsylvania actions only. If plaintiffs prevail, we estimate that our subsidiary may have exposure pursuant to the provisions of the Telephone Consumer Protection Act in the maximum range of $500,000 to $750,000 for all class plaintiffs, plus punitive damages and expenses (this amount is not considered material for the company). However, based upon rulings by the Court in Philadelphia in another matter, we believe that the class action will be certified but that it is probable that a significant portion of the individual class members will unlikely qualify for inclusion in a class or be able to satisfy the burden of proof necessary for compensation. Even if the plaintiffs prevail, we believe that the resolution of this claim will not have a material effect on our revenues, operations or liquidity.

In 2008 we commenced arbitration proceedings with ST (Infocomm) Ltd., to whom we sold our shareholdings in our subsidiary, Telematics Wireless Ltd. on December 31, 2007 regarding the adjustments to be made, if at all, to the purchase price paid by ST to us (which adjustments are to be determined based on the performance parameters of Telematics for the years 2007 and 2008 based on its financial statements for such periods). In 2008 we received a notice from ST claiming that based on Telematics’ performance parameters for the year 2007, the purchase price needs to be decreased by an amount of approximately US$10 million , according to the provisions of the sale agreement between Ituran and ST. We rejected ST’s claims and requested that certain amounts be released from escrow held in order to secure any payments by Ituran resulting from any adjustments to the purchase price under the terms of the agreement with ST. On February 10, 2011 the Arbitrator delivered his determination according to which, ST’s main claims for adjustments to the purchase price were rejected and based on Telematics’ 2007 financial statements, the purchase price was reduced by approximately US$4.4 million. The Arbitrator determined that an amount of US$572,000 including interest accrued thereon was to be released from escrow and paid to us. The remainder funds held in escrow are to be kept in escrow pending determination of any reduction to the adjustment of the purchase price based on Telematics’ 2007 financial statements, i.e. approximately US$4.4 million, based on Telematics’ 2008 financial statements, which is still in dispute between ST and us.

On December 21, 2009, we have also received from ST a letter seeking indemnification under the purchase agreement for an alleged breach of certain representations made by Ituran under the purchase agreement, claiming damages in an amount of approximately US$4.3 Million. ST's letter also contains an allegation in respect of a possible and additional breach of a representation in an amount of approximately US$4.3 million, even though no damages were incurred by ST or by Telematics. The Company and the Purchaser are currently undergoing preliminary proceedings prior to entering into arbitration proceedings and signing a binding arbitration agreement. We believe that the claims made by ST as stated in their letter have no merits and intend to vigorously defend ourselves against such claims. For further details concerning the sale of Telematics to ST, see Item 4.A – Information on the Company, under the caption “History and Development of the Company” above.

On July 13 2010, the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. The tax deficiency notice is in the amount of R$36,499,984 (approximately US$22.1 million) plus interest in the amount of R$30,282,420 (approximately US$18.2 million) and penalties in the amount of R$66,143,446 (approximately US$40 million). The penalties may be drastically reduced if payment is affected within a specified period of time. The decision of the administration first level was unfavourable to us and we have filed an appeal to the Administrative Court of Appeals in São Paulo.

We received a legal opinion from a prominent law firm in Brazil that the merits of the case are overwhelmingly favorable to us, determining among other things that the imposition on our subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal. Based on the legal advice obtained by our subsidiary, we believe that the claim by the State Revenue Services is without merit and intend to vigorously defend ourselves against such claim. On the basis of such opinion we also do not intend to make any provisions in our consolidated financial statements in respect of the alleged tax deficiency notice and the imposition of State Value Added Tax as described above. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

On June 24, 2010 the Brazilian Internal Revenue Service issue a tax assessment that claim the payment of R$2,847,893.96 (approximately US$1.58 million) plus interest in the amount of R$1,089,904.60 (approximately US$600 thousand) and penalties in the amount of R$3,633,365.35 (approximately US$2 million), which is composed of Income Tax 25%, Social Contribution 9%, fine at the rate of 150% on the principal sum plus interest , by reason of the offsetting on October 1, 2005, the amount of approximately US$ 3.8 million, of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administration first level was unfavourable to us and we have filed an appeal to the Administrative Court of Appeals in São Paulo. We received a legal opinion from a prominent law firm in Brazil that the merits of the case are favorable to us, determining among other things that the imposition on our subsidiary of the Income Tax and Social contribution by the Brazilian Internal Revenue Service is illegal. Based on the legal advice obtained by our subsidiary, we believe that the claim is without merit and intend to vigorously defend ourselves against such claim.

On March 21, 2011 we received a purported class action lawsuit which was filed against us in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from us charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is certified as a class action was estimated by the plaintiff to be approximately NIS 75 million. Based on the opinion of our legal counsels, we believe that the lawsuit lacks substantiation, includes incorrect assumptions and inconsistent claims and that we have good defense arguments in respect of claims made by the plaintiff. Notwithstanding the aforesaid, at this preliminary stage, we are unable to assess the lawsuit's chances of success.

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

On February 21, 2008, we declared a dividend in the amount equal to NIS 108 million, or $29.1 million. Such dividend was paid on April 8, 2008. On February 23, 2009, we declared a dividend in the amount equal to NIS 15.5 million, or $3.6 million. Such dividend was paid on April 7, 2009. On February 16, 2010, we declared a dividend in the amount equal to NIS 117.2 million, or $31.6 million. Such dividend was paid on April 7, 2010. On February 28, 2011 we declared a dividend in the amount equal to NIS 78.8 million, or $22.8 million. Such dividend was paid on April 6, 2011.

        B.       SIGNIFICANT CHANGES

        Except for as stated in this annual report, there are no significant changes as of December 31, 2010.

ITEM 9.         THE OFFER AND LISTING

        A.       OFFER AND LISTING DETAILS

Price History of Our Shares

Our ordinary shares have been trading on the Tel-Aviv Stock Exchange under the symbol “ITRN” since May 1998 and have been trading on the Nasdaq Global Select Market under the symbol “ITRN” since September 2005.

The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares as reported by the Nasdaq Global Select Market. Our shares commenced trading on the Nasdaq Global Select Market on September 27, 2005.

	High	Low

During the last six months
May 2011	16.27	14.80
April 2011	16.26	14.91
March 2011	16.75	14.84
February 2011	16.65	15.60
January 2011	18.30	15.56
December 2010	17.53	15.77

During each fiscal quarter of 2009 and 2010
First Quarter 2011	18.30	14.84
Fourth Quarter 2010	17.53	14.39
Third Quarter 2010	15.23	13.00
Second Quarter 2010	16.19	13.25
First Quarter 2010	16.89	12.90
Fourth Quarter 2009	13.60	10.11
Third Quarter 2009	10.49	8.20
Second Quarter 2009	9.24	6.67
First Quarter 2009	8.67	6.00

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel-Aviv Stock Exchange. U.S. dollars per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low
Annual:
2010	62.60	48.55	17.54	12.86
2009	50.43	25.73	13.35	6.06
2008	44.02	22.84	12.85	5.68
2007	66.41	37.97	15.72	9.82
2006	85.29	60.62	18.53	13.86

Quarterly:
First Quarter 2011	65.09	51.85	18.09	14.90
Fourth Quarter 2010	62.60	52.00	17.54	14.27
Third Quarter 2010	58.99	49.30	15.19	12.97
Second Quarter 2010	62.30	50.27	16.02	12.99
First Quarter 2010	62.05	48.55	16.64	12.86
Fourth Quarter 2009	50.43	38.52	13.35	10.23
Third Quarter 2009	39.69	32.36	10.52	8.18
Second Quarter 2009	36.14	28.57	9.22	6.78
First Quarter 2009	34.60	25.73	8.49	6.06

Most recent six months:
May 2011	54.89	51.58	16.17	14.86
April 2011	54.55	51.15	15.95	14.84
March 2011	59.51	51.85	16.54	14.90
February 2011	59.69	56.67	16.23	15.49
January 2011	65.09	57.94	18.09	15.74
December 2010	62.60	56.90	17.54	15.53

        B.       PLAN OF DISTRIBUTION

Not applicable

        C.       MARKETS

        Our ordinary shares are quoted only on the Nasdaq Global Select Market and the Tel-Aviv Stock Exchange under the symbol “ITRN”.

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

Our Corporate Practices Under The Israeli Companies Law

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16. This amendment implements a comprehensive reform in corporate governance. Most of the provisions of this amendment will become effective 60 days after its official publication in the Israeli Official Gazette, which was published on March 15, 2011. A summary of the principal changes introduced by Amendment No. 16 is set forth below:

•
A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and vice versa, and a prohibition was adopted on the chairman's ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee is now required to be "independent" (as such term is defined under the Israeli Companies Law); the chairman of the audit committee is required to be an external director, and the following are disqualified from serving as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

•
The functions to be performed by the audit committee were expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including in respect of the protections afforded to whistle blowers);

•
The threshold to elect external directors was increased, such that the election of external directors now requires a majority vote at a shareholders’ meeting, provided that either: at least a majority (previously, one-third) of the shares of non-controlling shareholders cast at the meeting vote in favor of the election of the external director, or the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of external directors were enhanced such that an individual may not be appointed as an external director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an external director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated;

•
External directors may be re-elected for an additional term by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of Amendment No. 16), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relations with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

•	The terms of employment of an officer now require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest was increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company; in addition, any such extraordinary transaction whose term is more than three years, require approval as described above every three years, unless (with respect to transactions not involving management fees) the audit committee approves that a longer term is reasonable under the circumstances.

•
With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a the tender, but it is now permitted for the acquirer to elect that any shareholder tendering his shares will not be entitled to appraisal rights.

Approval of Transactions under Israeli Law

Directors and executive officers

Fiduciary duties

Israeli law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder of our company under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Disclosure of Personal interest

Israeli law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. Under recent amendments to the law, personal interest also includes personal interest of a person voting pursuant to a proxy given by another person even if the other person does not have personal interest, regardless of whether the person given the proxy to vote at the meeting is given directions to vote in a certain manner or given discretion to vote independently. An office holder must disclose his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not an “extraordinary transaction.” The Israeli Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. The term “relative” is defined by the Israeli Companies Law as a spouse, sibling, parent, grandparent, descendent, and descendent, brother, sister or parent of a spouse or the spouse of any of the foregoing.

The Israeli Companies Law provides that once an office holder has complied with the disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. Such a transaction generally requires approval by the board of directors, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. If the transaction considered is an extraordinary transaction, or an undertaking to indemnify or insure an office holder who is not a director, audit committee approval is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order. A company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

A director who has a personal interest in a matter involving an extraordinary transaction, as defined in the Israeli Companies Law, which is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the directors or members of the audit committee, as applicable, also have a personal interest in the matter. Any transaction in which a majority of the directors has a personal interest requires shareholder approval.

Compensation arrangements

Pursuant to the Israeli Companies Law, all compensation arrangements for executive officers who are not directors require approval of our audit committee and board of directors (under Israeli law, such compensation arrangements may be approved in lieu of the approval of the audit committee by compensation committee, provided that it meets certain criteria), provided that any change that is determined to be immaterial to such compensation arrangements requires the approval of the audit committee only. Compensation arrangements with directors, including the grant of indemnification, insurance or exculpation by the company require the approval of our audit committee, board of directors and shareholders, in that order.

Shareholders

Controlling shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to an office holder also apply to a “controlling shareholder” of a public company. A “controlling shareholder” is a shareholder who has the ability to direct the activities of a company, and for the purpose of the disclosure requirements and approval of related party transactions, the term includes any shareholder holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Currently Moked Ituran Ltd. is considered a “controlling shareholder” of our company under Israeli law. Mr. Izzy Sheratzy beneficially owns the shareholdings of Moked Ituran due to his shared voting and investment power over such shares in accordance with a shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, as amended. In addition, all shareholders of Moked Ituran who are parties to such shareholders agreement, may also be considered “controlling shareholders” under Israeli law.

Required approval

Extraordinary transactions of a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, directly or indirectly, through a company controlled by him in respect of receipt of services from same and if he is an office holder or an employee – the terms of his employment, require the approval of the audit committee, the board of directors and the shareholders, in that order. Presently, this shareholder approval must include the majority of shares voted at the meeting. In addition, either:

■	the majority must include at least the majority of the shares of disinterested shareholders voted at the meeting; or
■	the total number of shares of disinterested shareholders who voted against the transaction must not exceed 2.0% of the aggregate voting rights in the company.

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

        In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Anti take-over provisions; mergers and acquisitions under Israeli Law

Tender offers

Full Tender Offer. A person wishing to acquire shares or any class of shares, or voting rights of a publicly traded Israeli company and who would, as a result, hold over 90% of the company’s issued and outstanding share capital or of a class of shares that are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, and the majority of shareholders who are disinterested accepted the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (however, full tender offer shall be accepted if shareholders who objected to the offer constituted less than 2% of the issued and outstanding share capital of the company to which the offer relates). However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company or of such class of shares, as applicable, the acquirer may not acquire additional shares of the company or of such class of shares, as applicable, from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital or of the shares comprising such class, as applicable.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights of the company. This rule does not apply if there is already another holder of 25% or more of the voting rights of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights of the company, if there is no other holder of more than 45% of the voting rights of the company. The foregoing provisions do not apply to:

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

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, the purchaser or any person or entity controlling it at the time of the offer or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

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

Dividend and Liquidation Rights.

We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. If we dissolve, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our articles of association provide that shareholder approval would not be required for the declaration of dividends. Dividends may only be paid out of our retained earnings or “profits” accrued over a period of two years, as defined in the Israeli Companies Law, whichever is greater, according to the last reviewed or audited financial reports of the company, provided that the date of the financial reports is not more than six months before the date of distribution (the “profits” test), and further provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, as determined by our Board of Directors. However, if we do not meet the profit requirement, a court may allow us to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent us from being able to meet our existing and anticipated obligations as they become due. For more information on our ability to grant or declare dividends, see Item 8.A – Financial Information under the caption “Dividend Distribution Policy” above.

Voting, Shareholder Meetings and Resolutions.

As a foreign private issuer, we have elected to follow our home country practices in lieu of the Nasdaq Marketplace Rule requiring an issuer to hold its annual meeting of its shareholders no later than one year after the end of the issuer’s fiscal year-end. Specifically, according to the Israeli Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year, and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of (a) any two directors of the company or one quarter of its board of directors or (b) one or more shareholders holding, in the aggregate, (i) 5% of the outstanding shares of the company and 1% of the voting power in the company or (ii) 5% of the voting power in the company.

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

The Israeli Companies Law and our articles of association require that a notice of any annual or special shareholders meeting will be provided 21 days prior to the meeting, except where the regulation prescribe for a period of not less than 35 days if the agenda includes certain resolutions to be adopted at the general meeting.

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

Transfer of Shares and Notice.

Our ordinary shares that are fully paid are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law or rules of a stock exchange on which the shares are traded.

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

Insurance, Indemnification and Exculpation of Directors and Officers.

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. However, an Israeli company may not exculpate a director for liability arising out of a breach of duty of care in respect of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is included in its articles of association:

●
Financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria.

●
Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with monetary penalty.

●
Reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent. Under the Israeli Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder if and to the extent provided in the company’s articles of association.

●	A breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company.

●	A breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder.

●	A financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

●	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, civil fine, monetary penalty or forfeit levied against the office holder.

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect to our directors, by our shareholders.

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted by the Israeli Companies Law. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

We currently have directors’ and officers’ liability insurance covering our officers and directors (including the officers and directors of our subsidiaries) against certain claims. No claims for liability have been filed under this policy to date.

Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities that are of certain enumerated types of events, subject to an aggregate sum equal to 25% of the shareholders equity outstanding at the time a claim for identification is made (which sum also includes all insurance amounts received by such directors and officers under directors and officers insurance policies maintained by us).

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

None

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

United States Tax Considerations

The following discussion is a description of the material United States, or US, federal income tax considerations applicable to the acquisition, ownership and disposition of our ordinary shares by US Holders who hold such ordinary shares as “capital assets”. As used in this section, the term “US Holder” means a beneficial owner of an ordinary share who is:

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

A non-corporate US Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 15%. This reduced rate applicable to “qualified dividend income” does not apply to tax years beginning after December 31, 2012. For purposes of determining whether US Holders will have “qualified dividend income,” “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

        We believe that we will not be classified as a PFIC for US federal income tax purposes for our current taxable year and we anticipate that we will not become a PFIC in any future taxable year based on our financial statements, our current expectations regarding the value and nature of our assets, and the sources and nature of our income. This conclusion, however, is a factual determination that must be made annually based on income and assets for the entire taxable year and thus may be subject to change. It is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year and our status in future years depends on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure any US Holder that we will not be considered a PFIC for any taxable year.

If we were a PFIC, our shareholders could avoid certain tax consequences referred to above by making an election to treat us as a qualified electing fund or by electing to mark the ordinary shares to market. A US Holder may make a qualified electing fund election only if we furnish the US Holder with certain tax information and we do not presently intend to prepare or provide this information. Alternatively, a US Holder of PFIC stock that is publicly traded may elect to mark the stock to market annually and recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the US Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US Holder under the election for prior taxable years. This election is available for as long as our ordinary shares constitute “marketable stock,” which includes stock that is “regularly traded” on a “qualified exchange or other market.” We believe that the Nasdaq Global Select Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq Global Select Market or that the shares will be regularly traded for this purpose.

According to law amendments effective in 2010, US persons that are shareholders in a PFIC generally will be required to file an annual report disclosing the ownership of such shares and certain other information.

The rules applicable to owning shares of a PFIC are complex, and our shareholders should consult with their own tax advisor regarding the tax consequences that would arise if we were treated as a PFIC.

Information Reporting and Back-up Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale or disposition of ordinary shares made within the United States or by a US payor or US middleman may be subject to information reporting to the Internal Revenue Service and possible US backup withholding . Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding also will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or otherwise is exempt from US backup withholding requirements. US Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

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

Israeli Tax Considerations

The following is a summary of the current material Israeli tax laws applicable to companies in Israel with special reference to its effect on us. This section also contains a discussion of certain Israeli government programs from which we may benefit and some Israeli tax consequences to persons acquiring ordinary shares in this offering. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Accordingly, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax.  The corporate tax rate declined from 26% in 2009 to 25% in 2010 and to 24% in 2011 and is scheduled to decline to 23% in 2012; 22% in 2013, 21% in 2014; 20% in 2015 and 18% in 2016 and thereafter. Capital gains derived after January 1, 2010 are subject to a corporate tax rate imposed in the sale year.

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

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, hold, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5% , provided, however, that no more than 25% of our gross income for such previous tax year (if any) consists of interest or dividends (other than dividends or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting stock of which is owned by us at the time such dividends or interest is received). We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange, and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) hold 25% or more of their means of control (i.e., the right to vote at the general meeting or to nominate directors or the chief executive officer), or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.  Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2008, 2009 and 2010, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2008, 2009 and 2010, we derived approximately 10.5%, 9.2% and 8.3% of our revenues in dollars, 48.8%, 45.5% and 43.1% in NIS, 32.2%, 36.7% and 41.3% in Brazilian Reals and 8.4%, 8.6% and 7.3% in Argentine Pesos, respectively. In fiscal years 2008, 2009 and 2010, 23.2%, 17.2% and 17% of our expenses were incurred in dollars, 41.1%, 41.2% and 37.9% in NIS, 28.7%, 34.3% and 38.5% in Brazilian Reals and 7%, 7.3% and 6.7% in Argentine Pesos, respectively. Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2010, accumulated other comprehensive income increased by $5.1 million compared to the year 2009. In the year 2009, accumulated other comprehensive income increased by $5.7 million compared to the year 2008. In the year 2008, accumulated other comprehensive income decreased by $1.2 million compared to the year 2007. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2007		2008		2009		2010
	Actual	At 2006 exchange rates(1)	Actual	At 2007 exchange rates(1)	Actual	At 2008 exchange rates(1)	Actual	At 2009 exchange rates(1)
	(In thousands)
Revenues	$124,838	$119,837	$132,616	$122,064	$121,381	$131,327	$147,825	$140,521
Gross profit	57,199	55,021	63,619	57,235	60,559	66,555	72,494	68,574
Operating income	72,499	72,781	25,660	22,366	24,382	27,492	30,668	28,775

(1)   Based on average exchange rates during the period.

        Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, "Derivatives and Hedging" the results of which are reflected in our income statements as revenues or cost of revenues. From time to time, we enter into such forward contracts generally of 3 to 18 months’ duration in order to hedge a portion of our foreign currency risk on the subscription fees payable in connection with our location-based services. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate. However, during 2010, usage of such derivatives was limited. See Note 21 to our consolidated financial statements included elsewhere in this report.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2008		2009		2010
	Par* Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In USD thousands)
Forward contracts on exchange rate (buy NIS and sell US$)	-	-	6,000	14	10,000	32
Forward contracts on exchange rate (buy US$ and sell NIS)	-	-	4,500	122
Total	-	-	10,500	136	10,000	32

*Par value information is based on the foreign exchange rate at year end

Interest rate risk

We invest our cash balances primarily in NIS bank deposits and therefore, we are exposed to market risks resulting from changes in general interest rates, in Israel, but we do not believe such risks to be material. We do not use derivative financial instruments to limit exposure to interest rate risk.

ITEM 12.        DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.A     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15         CONTROLS AND PROCEDURES

        (A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2010, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(B) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, utilizing the criteria described above. The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2010. Based on such assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited Ituran Location and Control Ltd. (the “Company”) (and Subsidiaries) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit internal control over financial reporting of Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary of the Company, whose financial statements reflect total assets and revenues constituting 7.6 and 7.3 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.  Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to Ituran Location and Control Ltd. taken as a whole, is based solely on the report of other auditors.

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

In our opinion, based on our audit and the report of other auditors, Ituran Location and Control Ltd. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated June 28, 2011, expressed an unqualified opinion.

FAHN KANNE & CO.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
June 28, 2011

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

EXHIBIT J

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

Introductory Paragraph:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control, that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2010, based on criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Ituran Argentina S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

Opinion Paragraph:

In our opinion management’s assessment that Ituran Argentina S.A. maintained effective internal control over financial reporting as of December 31, 2010, is fairly stated, in all material respects, based on criteria established in “Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Explanatory Paragraph:

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ituran Argentina S.A. as of December 31, 2010 and 2009, and the related statements of income stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2010, and our reports dated February 11, 2010 and February 14, 2011, expressed an unqualified opinion on those financial statements.

Signed by:

Gustavo R. Chesta (Partner) Estudio Urien & Asociados Argentina February 14, 2011

ITEM 16.        [RESERVED]

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors determined that Mr. Israel Baron, one of our independent directors, is an “audit committee financial expert”, as defined by the applicable regulations promulgated under Section 407 of the Sarbanes-Oxley Act. For information concerning the experience of Mr. Baron, please refer to Item 6.A – Directors and Senior Management, above.

ITEM 16B.    CODE OF ETHICS

In 2005, we adopted a Code of Ethics that applies to our senior management, including chief executive officer, chief financial officer, internal auditor and other individuals performing similar functions. This code of ethics has been posted on our website at www.ituran.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co., a member firm of Grant Thornton International has served as our independent public accountants for each of the fiscal years ended in the two-year period ended December 31, 2010, and were re-elected by our shareholders until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & Co., for the year ended December 31:

	2010	2009

Audit Fees	200	165
Audit Related Fees	-	-
Tax Fees	4	23
All Other Fees	21	23
Total	225	211

The audit fees for the years ended December 31, 2009 and 2010, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran, consent and assistance with review of documents filed with the SEC.

Tax fees for the years ended December 31, 2009 and 2010, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits.

Other fees for the year ended December 31, 2009 and 2010, were for services related to correspondences with the SEC and  assistance in respect of legal claims against us.

Our audit committee has pre-approved certain audit and non-audit services provided by Fahn Kanne & Co. during the years 2009 and 2010, up to a certain amount.

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

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2010, the Company did not purchase any of its shares.

ITEM 16F.      CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Terco Grant Thornton Auidtores Independentes S.S. (“Terco”) audited the consolidated financial statements of our subsidiary Teleran Holding Ltda. ("Teleran") for the years ended December 31, 2009 and 2008 and issued an unqualified opinion on those consolidated financial statements while still a member firm of Grant Thornton International.  Terco also audited Teleran’s internal control over financial reporting (“ICFR”) as of December 31, 2009 and issued an unqualified opinion on ICFR, also while still a member of Grant Thornton International.  Our principal independent registered public accounting firm placed reliance on Terco’s consolidated financial statement audit report in their audit report on both our 2009 and 2008 consolidated financial statements.  Our principal independent registered public accounting firm also placed reliance on Terco’s audit report on ICFR in their audit report on our ICFR as of December 31, 2009.

On October 1, 2010, a merger took place between Ernst & Young Auditores Independentes S.S. and Terco to form Ernst & Young Terco Auditores Independentes S.S. (“Ernst & Young Terco”).  The combined firm Ernst & Young Terco has assumed responsibility for Terco’s previous audit work and audit opinions.

On November 24, 2010, the Board of Directors of Teleran approved a change in Teleran's independent registered public accounting firm pursuant to which Fahn Kanne & Co., Grant Thornton Israel, member of Grant Thornton (“Fahn Kanne”) was nominated as the new independent registered public accounting firm for Teleran.  The change in Teleran's independent registered public accounting firm was approved by our audit committee.

The audit reports of Terco on Teleran's consolidated financial statements as of and for the years ended December 31, 2009 and 2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, the audit reports of Terco on the effectiveness of the Company’s ICFR as of December 31, 2009 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or otherwise.

During the two most recent fiscal years and the subsequent interim period until engaging Fahn Kanne, there were no disagreements with either Terco or Ernst & Young Terco on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of such disagreements in connection with its reports on Teleran's consolidated financial statements for such periods.

During the two most recent fiscal years and the subsequent interim periods until engaging Fahn Kanne, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

We have provided Ernst & Young Terco with a copy of this Form 20-F prior to its filing with the Securities and Exchange Commission (“SEC”).  We have requested Ernst & Young Terco to furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements, as required by Item 16F(a)(3) of Form 20-F. Such letter is filed as Exhibit 15.1.

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

PART III

ITEM 17.        FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.        FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Changes in Equity	F-6-F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-10-F-42

ITEM 19.        EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company (1)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

4.1	Agreement dated January 23, 2007, between E-Com Global Electronic Commerce Ltd. and Gil Sheratzky
4.2	Agreement with an Independent Contractor, dated February 1, 2003, by and between the Registrant, Izzy Sheratzky, and A. Sheratzky Holdings Ltd. (English translation). (1)
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

4.5	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Nir Sheratzky
4.6	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Eyal Sheratzky
4.7	Addendum No. 1 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd. and Izzy Sheratzky
4.8	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.9	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.10	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)
4.11	Deed of undertaking and indemnification, dated November 12, 2000, executed by the Registrant to the benefit of Bank Hapoalim, B.M. on behalf of Ituran Localizacao e Controle (English translation). (1)
4.12	Indenture, dated August 6, 2001, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.13	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (floating lien) (English translation). (1)
4.14	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.15	Deed of undertaking for repayment of loan, dated May 20, 2004, made by the Registrant in favor of Bank Hapoalim, B.M. (English translation). (1)
4.16	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.17	Lease Agreement, dated November 23, 2001, by and between Ituran de Argentina S.A. and El Sr. Mario Galuppo (English translation). (1)
4.18	Lease Agreement, dated September 7, 2001, by and between Ituran de Argentina S.A. and El Sr. Gustavo Eduardo Bazan (English translation). (1)
4.19	Form of Directors' Letter of Indemnity (English translation). (1)
4.20	Agreement with Mapa dated April 26, 2007 (2)
4.21	Share Purchase Agreement between dated as of November 15, 2007 by and between Ituran Location and Control Ltd., Telematics Wireless Ltd. and ST Electronics (Info-Comm Systems) Pte Ltd. (3)
4.22	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (3) *
8	List of significant subsidiaries
12.1	Certification by chief executive officer as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).
13
Certification by co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Letter of Ernst & Young Terco Auditores Independentes S.S. to Securities and Exchange Commission dated June 27, 2011

(1)	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005.
(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.
(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2010

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE STOCKHOLDERS OF ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Board of Directors and management of the Company.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Ituran Argentina S.A. (Ituran Argentina), a subsidiary of the Company, which statements reflect total assets of 7.6% as of December 31, 2010, and total revenues of 7.3% for the year ended December 31, 2010, of the related consolidated totals.  We also did not audit the financial statements of Teleran Holding Ltda. (Teleran) and Ituran Argentina, subsidiaries of the Company, which statements reflect total assets of 29% as of December 31, 2009, and total revenues of 41% and 33%, respectively, for the two years ended December 31, 2009 and 2008, of the related consolidated totals.  Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinion insofar as it relates to the amounts included for Teleran and Ituran Argentina, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 28, 2011 expressed an unqualified opinion.

FAHN KANNE & CO.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
June 28, 2011

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2010	2009

Current assets
Cash and cash equivalents	46,674	60,813
Deposit in escrow (Note 12A1)	5,238	5,227
Investments in marketable securities	1,509	4,213
Accounts receivable (net of allowance for doubtful accounts)	31,161	24,906
Other current assets (Note 2)	12,770	6,136
Inventories (Note 3)	8,501	7,924
	105,853	109,219

Long-term investments and other assets
Deposit in Escrow (Note 12A1)	7,858	7,840
Investments in affiliated company (Note 4A)	220	205
Investments in other companies (Note 4B)	86	80
Other non-current assets (Note 5)	3,709	1,742
Loan to former employee	558	558
Deferred income taxes (Note 17)	4,934	5,653
Funds in respect of employee rights upon retirement	4,498	3,606
	21,863	19,684

Property and equipment, net (Note 6)	46,147	42,262

Intangible assets, net (Note 7)	4,402	5,064

Goodwill (Note 8)	10,079	9,639

Total assets	188,344	185,868

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2010	2009

Current liabilities
Credit from banking institutions (Note 9)	98	6
Accounts payable	13,087	13,459
Deferred revenues	6,714	5,486
Litigation obligation (Note 12A2)	21,852	-
Other current liabilities (Note 10)	17,482	17,443
	59,233	36,394

Long-term liabilities
Long term Loans (Note 11)	233	-
Liability for employee rights upon retirement	6,472	5,457
Provision for contingencies	5,324	3,071
Deferred revenues	873	-
Deferred income taxes (Note 17)	1,046	1,209
	13,948	9,737

Contingent liabilities, liens and guarantees (Note 12)

Capital Notes (Notes 13 and 12A2)	-	5,894

Equity:
Stockholders’ equity (Note 14)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2010 and 2009 – 60,000,000 shares
Issued and outstanding – December 31, 2010 and 2009 – 23,475,431 shares
Additional paid- in capital	71,927	73,554
Accumulated other comprehensive income	23,226	18,036
Retained earning	43,689	66,607
Treasury stock at cost – December 31, 2010 and 2009 – 2,507,314 shares	(30,054)	(30,054)
Stockholders’ equity	110,771	130,126
Non-controlling interests	4,392	3,717
Total equity	115,163	133,843

Total liabilities and equity	188,344	185,868

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except per share data)	2010	2009	2008

Revenues:
Location-based services	108,101	91,574	86,051
Wireless communications products	39,724	29,807	46,565
	147,825	121,381	132,616

Cost of revenues:
Location-based services	40,820	33,377	31,386
Wireless communications products	34,354	27,445	37,611
	75,174	60,822	68,997

Gross profit	72,651	60,559	63,619
Research and development expenses	481	372	408
Selling and marketing expenses	8,675	7,684	9,628
General and administrative expenses	31,671	27,213	27,505
Other expenses, net (Note 15)	1,156	908	418
Operating income	30,668	24,382	25,660
Other expenses (Notes 12A2 and 4B2)	(14,745)	-	(1,617)
Financing income (expenses), net (Note 16)	139	1,604	(166)
Income before income tax	16,062	25,986	23,877
Income tax (Note 17)	(6,286)	(7,139)	(7,896)
Share in income (losses) of affiliated companies, net	(3)	13	(25)
Net income for the year	9,773	18,860	15,956
Less: Net income attributable to non-controlling interest	(1,071)	(668)	(1,074)
Net income attributable to the Company	8,702	18,192	14,882

Basic and diluted earnings per share attributable to Company’s stockholders (Note 18)	0.42	0.87	0.69

Basic and diluted weighted average number of shares outstanding
Basic	20,968	20,968	21,431

Diluted	20,968	20,977	21,440

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars
Balance as of January 1, 2008	23,476	1,983	73,554	13,715	66,239	(5,900)	2,860	152,451
Changes during 2008:
Net income	-	-	-	-	14,882	-	1,074	15,956
Losses on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	(1,228)	-	-	(456)	(1,684)
Unrealized losses from available for sale marketable securities	-	-	-	(396)	-	-	-	(396)
Total comprehensive income								13,876
Purchase of Company shares by the Company	-	-	-	-	-	(24,154)	-	(24,154)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(354)	(354)
Dividend paid	-	-	-	-	(29,140)	-	-	(29,140)
Balance as of January 1, 2009	23,476	1,983	73,554	12,091	51,981	(30,054)	3,124	112,679
Changes during 2009:
Net income	-	-	-	-	18,192	-	668	18,860
Gains on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	5,658	-	-	94	5,752
Losses in respect of derivative financial instruments designated for cash flow hedge, net of related taxes	-	-	-	(122)	-	-	-	(122)
Unrealized gains from available for sale marketable securities	-	-	-	180	-	-	-	180
Reclassification adjustment on available-for-sale	-	-	-	229	-	-	-	229
Total comprehensive income	-	-	-	-	-	-		24,899
Dividend paid to non-controlling interest	-	-	-	-	-	-	(169)	(169)
Dividend paid	-	-	-	-	(3,566)	-		(3,566)
Balance as of December 31, 2009	23,476	1,983	73,554	18,036	66,607	(30,054)	3,717	133,843

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars
Balance as of January 1, 2010	23,476	1,983	73,554	18,036	66,607	(30,054)	3,717	133,843
Changes during 2010:
Net income	-	-	-	-	8,702	-	1,071	9,773
Gains on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	5,068	-	-	227	5,295
Acquisition of non controlling interests	-	-	(1,627)	-	-	-	(623)	(2,250)
Losses in respect of derivative financial instruments designated for cash flow hedge, net of related taxes	-	-	-	(103)	-	-	-	(103)
Realized losses in respect of derivative instruments designated for cash flow hedge, net of related taxes	-	-	-	225	-	-	-	225
Total comprehensive income								12,940
Dividend paid	-	-	-	-	(31,620)	-	-	(31,620)
Balance as of December 31, 2010	23,476	1,983	71,927	23,226	43,689	(30,054)	4,392	115,163

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2010	2009	2008
Cash flows from operating activities
Net income for the year	9,773	18,860	15,956
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	15,875	12,530	10,115
Exchange differences on principal of deposit and loans, net	839	28	73
Gains in respect of trading marketable securities	(5)	(1,421)	(2,108)
Write-off of an investment in other company	-	-	1,617
Increase in liability for employee rights upon retirement	667	676	615
Share in losses (gains) of affiliated companies, net	3	(13)	25
Deferred income taxes	(1,159)	988	(1,533)
Capital gains on sale of property and equipment, net	(299)	(2)	(3)
Decrease (increase) in accounts receivable	(4,669)	722	1,218
Increase in other current assets	(3,728)	(1,716)	(1,938)
Decrease (increase) in inventories	(73)	646	1,752
Increase (decrease) in accounts payable	(1,229)	1,734	(1,208)
Increase (decrease) in deferred revenues	1,752	631	(1,047)
Increase in other current liabilities	987	4,063	3,722
Litigation obligation	14,745	-	-
Net cash provided by operating activities	33,479	37,726	27,256
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(662)	(794)	(250)
Capital expenditures	(18,344)	(15,698)	(16,947)
Intangible assets expenditures	(90)	-	-
Deposit in escrow	-	-	(12,998)
Deposit	(52)	(389)	(369)
Proceeds from sale of property and equipment	1,286	106	233
Investments in available for sale marketable securities	-	(182)	(3,397)
Investments in marketable securities	(2,664)	(34,467)	(33,211)
Sale of marketable securities	5,552	60,600	13,420
Sale of available for sale marketable securities	-	3,886	-
Investment in subsidiary	-	-	(354)
Proceeds from sale of subsidiary, net of direct related expenses	-	-	58,720
Net cash provided by (used in) investment activities	(14,974)	13,062	4,847
Cash flows from financing activities
Short term credit from banking institutions, net	46	(316)	(2)
Repayment of long term loans	(18)	-	-
Acquisition of non-controlling interests	(2,250)	-	-
Dividend paid	(31,620)	(3,566)	(29,140)
Dividend paid to non-controlling interest	-	(169)	-
Purchase of treasury stock	-	-	(24,154)
Net cash used in financing activities	(33,842)	(4,051)	(53,296)
Effect of exchange rate changes on cash and cash equivalents	1,198	1,565	5,035
Net increase (decrease) in cash and cash equivalents	(14,139)	48,302	(16,158)
Balance of cash and cash equivalents at beginning of year	60,813	12,511	28,669
Balance of cash and cash equivalents at end of year	46,674	60,813	12,511

Supplementary information on investing activities not involving cash flows:

During the year 2010, the Company purchased property and equipment in an amount of US$ 297 using a directly related liability.

Due to the district court decision with respect to Leonardo P.L.’s claim, the entire amount presented as Capital Notes in prior periods ($5,894) was classified to current liabilities and presented within the balance “Litigation obligation”. (See Note 12A2).

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2010	2009		2008

Interest paid	85	173		630

Income taxes paid, net of refunds	10,475	3,466	(**)	24,890	(*)

(*)	Including US$ 15,817 thousand with respect to taxes applicable to the capital gain on the sale of a subsidiary.

(**)	See Note 17A.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

a.
Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of location-based services and machine-to-machine wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

b.	Regarding the sale of the subsidiary, Telematics Wireless Ltd. (Telematics), see Note 12A1.

c.	Regarding the district court decision with respect to Leonardo P.L.’s claim, see Note 12A2.

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Real
At December 31,
2010	3.549	1.6662	133.89 points
2009	3.775	1.7412	130.42 points
2008	3.802	2.337	125.50 points
Increase (decrease) during the year:
2010	(5.99)%	(4.31)%	2.7%
2009	(0.71)%	(25.49)%	3.9%
2008	(1.14)%	31.94%	3.8%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 1998 average 100.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

A.	General (cont.)

3.	Basis of presentation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

4.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.  Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to contingencies, revenue recognition, intangible assets and valuation of goodwill.

B.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.  In these financial statements, the term “subsidiary” refers to a company over which the Company exerts control (ownership interest of more than 50%), and the financial statements of which are consolidated with those of the Company.  Significant intercompany transactions and balances are eliminated upon consolidation; profits from intercompany sales, not yet realized outside of the Group, are also eliminated.  Non-controlling interests are presented in equity.

C.	Cash and cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

D.	Deposits in escrow

Restricted cash is invested in certificates of deposit, which mature within one year and are used to ensure certain representations and warranties in connection with the sale of a subsidiary, towards the buyer.  See Note 12A1.

Such deposits are presented in the balance sheets as current assets or as long-term assets based on management's assessment regarding their realization.

E.	Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC Topic 320-10, "Investments - Debt and Equity Securities" (“ASC Topic 320-10”). Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reassesses such determination at each balance sheet date.

As of December 31, 2010 and 2009 the investments in marketable securities covered by ASC Topic 320-10 were designated by management as trading securities.

Trading securities are stated at market value. The changes in market value are charged to financing income or expenses.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

E.	Marketable securities (cont.)

Trading securities are bought and held principally for the purpose of selling them in the near term. Changes in the fair value based on closing market prices of the securities at the balance sheet date, represent unrealized gains and losses which are included in earnings.

Trading gains for the year 2010 amounted to approximately US$ 30,000 in respect of trading securities held by the Group in the reporting period (US$ 1,321,000 and US$ 2,311,000 in 2009 and 2008, respectively).

Debt and equity securities that were designated as available-for-sale were stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in financial income, net.

F.	Treasury stock

Company shares held by the Company and its subsidiary are presented as a reduction of equity, at their cost to the Company or to the subsidiary, under the caption “Treasury Stock”. Gains and losses upon sale of these shares, net of related income taxes, are recorded as additional paid in capital.

G.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers and the information available on such customers.  See also Note 21A.

The allowance in respect of accounts receivable at December 31, 2010 and 2009 was US$ 1,553,000 and US$ 1,160,000, respectively.

H.	Inventories

Inventories are stated at the lower of cost or market.  Cost is determined as follows: raw materials and finished products – mainly on the basis of first-in, first-out (FIFO); work in progress – on the basis of direct production costs including materials, labor and subcontractors.

I.	Investment in affiliated companies

Investments in companies in which the Group has significant influence (ownership interest of between 20% and 50%) but less than a controlling interests, are accounted for by the equity method.  Income on intercompany sales, not yet realized outside of the Group, was eliminated.  The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

Investments in companies in which the company no longer has significant influence, are classified as "investments in other companies".  See J. below.

J.	Investment in other companies

Non-marketable investments in other companies in which the Company does not have a controlling interest and significant influence are accounted for at cost, net of write down for any permanent decrease in value.

During 2008, the Company wrote-off its entire investment in a certain other company, in an amount of US$ 1,617,000.  See Note 4B.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

K.	Derivatives

The group applies the provisions of ASC Topic 815, "Derivatives and Hedging".  In accordance with ASC Topic 815, all the derivative financial instruments are recognized as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For derivative financial instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

The effective portion of the changes in fair value of the derivative instruments designated for hedging purposes are reported as “other comprehensive income” under “gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes”, and are recognized in the statements of income when the hedged transaction realizes. During the reporting periods, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant.

All other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financing income (expenses), net.  At December 31, 2010, the balance of such derivative instruments amounted to approximately US$ 32,000 (asset), and approximately US$ 819,000 were recognized in the Statement of Income during the year ended that date as losses on derivative financial instruments.

See also Note 21B for further information.

L.	Property and equipment

1.
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are depreciated on the straight-line method over the shorter of the estimated useful life of the property or the duration of the lease.

2.	Rates of depreciation:

%
Operating equipment (mainly 20%-33%)	6.5-33
Office furniture, equipment and computers	7-33
Buildings	2.5
Vehicles	15
Leasehold improvements	Duration of the lease which is less or equal to useful life.

M.	Impairment of long-lived assets

The Group’s long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value (see Note 1O with respect to the annual impairment test of goodwill).  During 2010, 2009 and 2008, the Company recorded an impairment loss in an amount of US$ 157,000, US$ 901,000 and US$ 415,000, respectively.  See Notes 7 and 8.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Income taxes

The Group accounts for income taxes in accordance with ASC Topic 740-10, "Income Taxes". According to this FASB guidance, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between  the financial accounting and the tax bases of assets and liabilities under the applicable tax law.  Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

US GAAP provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained were to be challenged by a taxing authority.  The assessment of the tax position is based solely on the technical merits of the position, without regard the likelihood that the tax position may be challenged.  If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.  See also Note 17K.

The Company recognizes interest as interest expenses (among financing expenses) and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

O.	Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for as purchases and is allocated to reporting units at acquisition.  Goodwill is not amortized but rather tested for impairment at least annually in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other".  The Company performs its goodwill annual impairment test for the reporting units at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC Topic 350, the Company compares the fair value of each reporting unit to its carrying value ("step 1") If the fair value exceeds the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

Effective 2009, as required by ASC Topic 820, "Fair Value Measurements and disclosures", the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

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

See Notes 1M, 7 and 8, with respect to impairment of intangible assets and goodwill recorded in 2010, 2009 and 2008.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Goodwill and intangible assets (cont.)

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, as follows

Years
GIS database	10
Customer base	5
Brand name	15
Other	3-10

P.	Contingencies

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

Severance expenses for the years ended December 31, 2010, 2009 and 2008, amounted to US$ 770,000, US$ 576,000 and US$ 967,000, respectively.

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

2.
Revenues from subscription fees and from installation services which have been determined not to have value on the stand-alone basis to the customer, in accordance with ASC Topic 605-25, “Multiple Element Arrangements” are recognized ratably on a straight-line basis over the subscription period.

3.	Revenues from rentals of leased equipment under operating lease are recognized over the term of the lease agreement (1-3 years).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Revenue recognition (cont.)

4.	Deferred revenues include unearned amounts received from customers (mostly for the provision of installation and subscription services) but not yet recognized as revenues.

5.
Sale and leaseback transactions

The Company accounts for sale and leaseback transactions in accordance with the provisions of ASC Topic 840-40, "Sale-Leaseback Transactions".

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

2.         Software Development Costs

ASC Topic 985-20, "Costs of Software to Be Sold, Leased, or Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.  Research and development costs incurred in the process of developing product improvements or new products, are generally expensed as incurred, net of grants received from the Government of Israel for development of approved projects. Costs incurred by the Company between the establishment of technological feasibility and the point at which the product is ready for general release are usually insignificant.

U.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2010, 2009 and 2008 amounted to US$ 6.6 million, US$ 6.1 million and US$ 7.5 million, respectively.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Comprehensive income

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

X.	Fair value measurements

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities (see also Note 21C). Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

Regarding the fair value measurements of financial assets and liabilities and the fair value hierarchy of such measurement, see Note 21C.

The Company also measures certain non-financial assets, consisting mainly goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired.  The fair value measurement of the non-financial assets is classified as level 3.  See also Notes 1O, 7 and 8.

Y.	Deferred installation expenses

Direct installation expenses incurred at the inception of specific subscription arrangements in brazil with specific customers, to enable the Company's subsidiary in Brazil to perform under the terms of the arrangement (i.e. directly attributable to obtaining a specific subscriber), which their costs can be measured reliably, are capitalized and presented as "Deferred installation expenses" within the balances  "Other current assets" and "Other non-current assets",  as applicable.

Such installation activities has determined not to represent separate earnings process in accordance with the principles of ASC Topic 605-25, "Multiple-Element Arrangements" as they has been determined not to have a value on a stand-alone basis to the customer.

The deferred expenses that are capitalized are limited to the higher of value of the amount of nonrefundable deferred revenue, if any or to the amount of the minimum contractual subscription revenue, net of direct costs.

The deferred expenses are amortized over the contractual live of the related subscription arrangements by the straight-line method (usually 24 months). Costs that do not meet the aforementioned criteria, are recognized immediately as expenses.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

Z.	Reclassification

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

The adoption of the new guidance is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

2.	ASC Topic 820, “Fair Value Measurements and Disclosures”

In January 2010, the FASB updated the “Fair Value Measurements Disclosures” accounting standard. This update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). The update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.

As applicable to the Company, the update became effective as of the first interim or annual reporting period beginning after December 15, 2009 (fiscal year 2010), except for the disclosures of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years.

The adoption of the new guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

3.	ASC Topic 310, “Receivables”

In July 2010, the FASB issued Accounting Standards Update 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses ASU 2010-22). ASU 2010-20 provides guidance to enhance disclosures about the credit quality of a creditor’s financing receivables and the adequacy of its allowance for credit losses. Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of trade receivable and account receivables.

For public entities, the disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010 (these financial statements for the Company). The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010 (fiscal 2011 for the Company).

The adoption of the new guidance that became effective during fiscal year 2010 did not have a material impact on the Company’s financial position, results of operations or cash flows.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2010	2009
Prepaid expenses	1,321	1,891
Government institutions	3,269	2,304
Deferred installation expenses	4,242	-
Deferred income taxes	1,838	72
Advances to suppliers	1,807	1,021
Employees	140	296
Related parties	66	171
Others	87	381
	12,770	6,136

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2010	2009
Finished products	6,780	6,292
Raw materials	1,584	1,102
Work in progress	137	530
	8,501	7,924

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investments in affiliated company

Icomtrade Ltd. (“Icomtrade”)

The Company holds 50% of the shares of Icomtrade.

The balance of the Company’s investment in Icomtrade as of December 31, 2010 and 2009 was US$ 220,000 and US$ 205,000, respectively.  As of December 31, 2010 and 2009, these balances included a loan in the amount of US$ 246,000 and US$ 225,000, respectively.

The loan is linked to the Israeli Consumer Price Index and bears interest.  The maturity date of the loan has not been determined.

B.	Investments in other companies

1.	Locationet Systems Ltd. (“Locationet”)

On December 31, 2006, the Company and a former subsidiary held together 21.28% of the shares of Locationet (10.64% were held by each of the companies) and as the group had significant influence, the investment in Locationet was classified and accounted for as an investment in an affiliated company.  On December 31, 2007, the Company completed the sale of the subsidiary (see Note 12A1), as a result of which, the Company no longer has significant influence in Locationet and therefore the investment was classified among investments in other companies and accounted for at cost, as at that date.  See Note 1J.

Since January 1, 2008, the Company holds directly 10.64% of the shares of Locationet.

The balance of the Company’s investment in Locationet as of December 31, 2010 and 2009 was US$86,000 and US$80,000 respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (cont.)

B.	Investments in other companies (cont.)

2.	Korea Location Information & Communications Ltd. (“KLIC”)

The Company purchased 3.73% of the shares of KLIC in March 2007.

KLIC was established to operate a location based service in Korea by third parties.

In the fourth quarter of 2008, the Company wrote off the entire balance of this investment in an amount of US$ 1,617,000.

NOTE 5	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2010	2009

Government institutions	1,632	1,066
Deferred installation expenses	1,286	-
Deposits	791	676
	3,709	1,742

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2010	2009
Operating equipment (*)	68,613	61,288
Office furniture, equipment and computers	20,881	16,626
Land	1,160	1,090
Buildings	3,443	3,315
Vehicles	3,202	2,394
Leasehold improvements	2,701	2,408
	100,000	87,121
Less – accumulated depreciation and amortization (**)	(53,853)	(44,859)
	46,147	42,262

(*)	As at December 31, 2010 and 2009, an amount of US$ 46.3 million and US$ 35.3 million is subject to operating lease transactions, respectively.

(**)	As at December 31, 2010 and 2009, an amount of US$ 23.1 million and US$ 16.4 million is subject to operating lease transactions, respectively.

B.
In the years ended December 31, 2010, 2009 and 2008, depreciation expense was US$ 14.7 million, US$ 10.4 million and US$ 8.2 million, respectively and additional equipment was purchased in an amount of US$ 18.6 million, US$ 15.7 million and US$ 16.9 million, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	-	INTANGIBLE ASSETS, NET

A.	Intangible assets, net, consists of the following:

	US dollars
	December 31,		December 31,
(in thousands)	2009		2010	2010	2010
	Unamortized balance		Original amount	Accumulated amortization	Unamortized balance

GIS database	3,021		4,362	(1,609)	2,753
Customer base	597		1,283	(869)	414
Brand name	1,025		1,325	(328)	997
Others	421	(*)	6,077	(5,839)	238	(*)
	5,064		13,047	(8,645)	4,402

(*)	See B below.

Amortization of intangible assets amounted to US$ 1,059,000, US$ 1,180,000 and US$ 1,505,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  As of December 31, 2010, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2011 – US$ 942,000; 2012 – US$ 738,000; 2013 – US$ 496,000, 2014 US$ 496,000, 2015 – US$ 496,000.

B.
During 2009 and 2008, the Company recorded an amount of US$ 751,000 and US$ 415,000, respectively, as an impairment loss with respect to the licenses.  Such impairment was recorded due to the fact that such assets are no longer expected to be used.

The impairment amount was included in "other expenses (income), net", and was based on valuation performed by management.

NOTE 8	-	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 are as follows:

	US dollars
	Location based services	Wireless communications products	Total
	(in thousands)
Balance as of January 1, 2009	4,954	4,776	9,730
Changes during 2009:
Impairment	(150)	-	(150)
Translation differences	20	39	59
Balance as of December 31, 2009	4,824	4,815	9,639
Changes during 2010:
Impairment	(157)	-	(157)
Translation differences	250	347	597
Balance as of December 31, 2010	4,917	5,162	10,079

B.	During 2010 and 2009, the Company recorded an amount of US$ 157,000 and US$ 150,000, respectively, as impairment with respect to goodwill.

The amortization amount was included in "other expenses (income), net", and was based on valuation performed by management using the income approach (see Note 1O).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	-	CREDIT FROM BANKING INSTITUTIONS

A.	Composition:

	Interest rates as of	US dollars
	December 31,	December 31,
(in thousands)	2010	2010	2009
	%
Revolving credit – in NIS	3.5	52	6
Current maturities of long-term loans	-	46	-
		98	6

B.	Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2010, aggregated to US$ 2 million.

C.	Liens – see Note 12B.

NOTE 10	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2010	2009

Accrued expenses (*)	8,272	7,724
Employees and institutions in respect thereof	3,174	3,878
Government institutions	5,757	5,589
Related party	91	11
Derivative financial instruments	-	122
Others	188	119
	17,482	17,443

(*)	Includes approximately US$ 4.4 million and US$ 3 million for the years 2010 and 2009, respectively, regarding purchase price adjustment in connection with the sale of a subsidiary (see Note 12A1).

NOTE 11	-	LONG-TERM LOANS FROM BANKING INSTITUTIONS

A.	Composition:

	Interest rates as of	US dollars
	December 31,	December 31,
(in thousands)	2010	2010	2009
	%
In NIS (unlinked)	4-4.5	279	-
Less- current maturities	-	(46)	-
		233	-

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	LONG-TERM LOANS FROM BANKING INSTITUTIONS (cont.)

B.	Maturity dates

US dollars
December 31,
(in thousands)	2010
First year (current maturities)	46
Second year	48
Third year	185
279

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES

A.	Claims

1.
On December 31, 2007, the Company completed the sale of the subsidiary, Telematics Wireless Ltd. (Telematics), to a third party (hereinafter: the "Purchaser").  Pursuant to the sale transaction, the Company sold its entire shareholdings of Telematics to the purchaser, for an amount of US$ 80 million (based on a specified enterprise value of Telematics, following the purchase of a certain portion of Telematics' shares by Telematics for the aggregate sum of US$ 5 million).  The Company was required to deposit an amount of US$5 million in order to secure any adjustments to the purchase price, as further described below (the “Adjustment Escrow Amount”). In addition, the Company was required to deposit an amount of US$ 7.5 million in an escrow account in order to ensure certain representations and warranties towards the Purchaser (the “Escrow Amount”).  The Adjustment Escrow Amount and the Escrow Amount were deposited in escrow in January 2008, after receipt of the entire consideration from the purchaser.

The purchase price was subject to adjustments based on performance parameters of Telematics in the years 2007 and 2008, whereby any reduction in the purchase price in accordance with parameters of Telematics in the year 2007 may only be reduced according to the performance parameters of 2008.  The adjustment, based on Telematics’ 2007 performance parameters according to the Company's management interpretation of the formula resulted in a reduction of the enterprise value and therefore reduction of the capital gain in an amount of approximately US$ 3 million

In 2008, the Company received a notice from the Purchaser (ST (Infocomm) Ltd.), claiming that based on Telematics’ performance parameters for the year 2007, the purchase price needs to be decreased by an amount of approximately US$ 10 million (out of which $3 million was recognized according to management estimate, as a reduction of the capital gain, based on Telematics’ 2007 performance parameters, however, such reduction may be decreased based on Telematics' performance parameters for the year 2008), according to the provisions of the sale agreement between the Company and the Purchaser.  The Company rejected the Purchaser's claims.  Subsequent to the abovementioned notice, the Company and the purchaser commenced arbitration proceedings regarding the adjustment required to be made, if any, to the purchase price, based on Telematics’ performance parameters in the year 2007 and the amount, if any, to be released from the escrow.  On February 10, 2011 the Arbitrator delivered his determination according to which, the Purchaser's main claims for adjustments to the purchase price were rejected and based on Telematics’ 2007 financial statements, the purchase price should be reduced by approximately US$4.4 million. The Arbitrator determined that an amount of US$572,000 including interest accrued thereon was to be released from escrow and paid to the Company. The remainder funds held in escrow are to be kept in escrow pending determination of any reduction to the adjustment of the purchase price based on Telematics’ 2007 financial statements, i.e. approximately US$ 4.4 million, based on Telematics 2008 financial statements, which is still in dispute between ST and the Company.  As a result, the escrow amount is currently still held in escrow.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

1.
(cont.)

On December 21, 2009, the Company also received from the Purchaser a letter seeking indemnification under the purchase agreement for an alleged breach of certain representations made by Ituran under the purchase agreement, claiming damages in an amount of approximately US$ 4.3 million.  The Purchaser's letter also contains an allegation in respect of a possible and additional breach of representations in an amount of approximately US$4.3 million, even though no damages were incurred by the Purchaser or by Telematics.  The Company and the Purchaser are currently undergoing preliminary proceedings prior to entering into arbitration proceedings and signing a binding arbitration agreement.  The Company believes that the claims made by the Purchaser as stated in their letter have no merits and intend to vigorously defend themselves against such claims.

2.
The Company is involved in litigation with Leonardo L.P., a US based hedge fund ("Leonardo"), arising from a financial transaction entered into between the Company and Leonardo in February 2000. Pursuant to the terms of this financial transaction, the Company received a cash investment of $12 million in exchange for certain notes that were convertible into ordinary shares of the Company according to a predetermined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($18.9) per share or an average trading price of the shares of the Company for a defined period prior to conversion.  The conversion price was used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price.  On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 690,000 of the ordinary shares of the Company.  As part of the terms of this financial transaction, and, as required by the rules of the Tel-Aviv Stock Exchange ("TASE") where the ordinary shares of the Company are traded (at that time of the transaction and also at current), the Company was required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of the ordinary shares of the Company as the number of registered shares that could be issued under the notes. The Company understood the terms of the financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to the Company, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would the Company be required to deliver more than 2,250,000 of its ordinary shares. The Company believes that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of the ordinary shares of the Company (see below the district court decision with respect to the abovementioned limit). Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of the ordinary shares of the Company. The Company believes that the holders of the notes are therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and is seeking to recover damages based on this allegation.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

2.	(cont.)

The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. Accordingly, the Company believe that the matter may only be resolved through a litigation in which the parties present evidence as to the proper meaning and operation of the repayment and conversion provisions of documents and agreements comprising the financing transaction with Leonardo. The parties gave evidence of the case before a district court in Israel during March to May 2010 and filed summations in October 2010 and January 2011. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of the Company’s ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of the Company’s ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo's alleged claim that on January 29, 2002 a "triggering event" as defined in the agreement occurred entitling Leonardo the option to redeem the notes. On June 19, 2011, the district court in its decision rejected Leonardo's three alternative claims (a) to (c) as detailed above and accepted Leonardo's forth claim that on January 29, 2002 a "triggering event", as defined in the agreement occurred, entitling Leonardo the option to redeem the notes. In its decision, the court ordered the Company to pay the sum of approximately US$9.6 million, to be paid in accordance with the exchange rate in NIS at the date of the occurrence of the "triggering event", plus interest and linkage differences by law and in addition legal expenses in the sum of NIS 1.2 million (approximately US$0.3 million), which total approximately the sum of NIS 78.7 million (approximately US$22.7 million). The Company filed a motion to correct error in the court's ruling on the basis of a mistake in converting the sum of $9.6 million to NIS based on the exchange rate on January 29, 2002 and adding to the sum to be paid by the Company  to Leonardo linkage differences and interest to sums paid in NIS under law instead of payment of the sum of $9.6 million in US dollars and interest at the rate of Libor + 1% to sums payable in foreign currency under law – the difference of which is estimated by the Company to be approximately US$10 million.  Without derogating from the motion filed by the Company, as they believe that there are numerous grounds for appeal, they plan to contest the district court's decision before the Israeli Supreme Court. The Company cannot predict the outcome of their appeal.

As a result of the above district court decision, the Company has presented an amount of approximately US$ 21.8 million as a current liability within the balance “Litigation obligation”, which amount is composed of the US$ 5.9 million that was presented in past period as Capital Notes and the remainder, in the sum of approximately US$ 14.7 million was recognized as an other non-operating expenses in the consolidated statements of income.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

3.
On June 24, 2010 the Brazilian Internal Revenue Service issue a tax assessment that claim the payment of R$2,847,894 (approximately US$1.58 million) plus interest in the amount of R$1,089,905 (approximately US$600 thousand) and penalties in the amount of R$3,633,365 (approximately US$2 million) which is composed of Income Tax 25%, Social Contribution 9%, fine at the rate of 150% on the principal sum plus interest, by reason of the offsetting on October 1, 2005, the amount of approximately US$ 3.8 million, of a receivable held by Ituran Beheer BV, a Dutch legal entity held by the Company, against accumulated losses of their subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (a Dutch company also held by the Company).  The decision of the administration first level was unfavourable to the Company and they have filed an appeal to the Administrative Court of Appeals in São Paulo. The Company received a legal opinion from a prominent law firm in Brazil that the merits of the case are favorable to the subsidiary determining among other things that the imposition on their subsidiary of the Income Tax and Social contribution by the Brazilian Internal Revenue Service is illegal. Based on the legal advice obtained by the Company's subsidiary, the Company believes that the claim is without merit and intends to vigorously defend itself against such claim.

4.
On July 8, 2005, a class action was filed against a subsidiary of the Company, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be heard as part of a class action. Such motion was denied by the court, the precertification discovery process was completed and a certification hearing is yet to be scheduled. The plaintiff agreed to limit the class action to Pennsylvania actions only. If the plaintiffs prevail the Company estimates that the subsidiary may have exposure pursuant to the provisions of the Telephone Consumer Protection Act in the maximum range of $500,000 to $750,000 for all class plaintiffs, plus punitive damages and expenses. However, based upon rulings by the Court in Philadelphia in another matter, the Company believes that the class action will be certified but that it is probable that a significant portion of the individual class members will unlikely qualify for inclusion in a class or be able to satisfy the burden of proof necessary for compensation. Even if the plaintiffs prevail, the Company believes that the resolution of this claim will not have a material effect on its revenues, operations or liquidity.

5.
On July 13 2010, the State Revenue Services of São Paulo issued a tax deficiency notice against the subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by the subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of the subsidiary during the period between August 2005 and December 2007. The tax deficiency notice is in the amount of R$36,499,984 (approximately US$22.1 million) plus interest in the amount of R$30,282,420 (approximately US$18.2 million) and penalties in the amount of R$66,143,446 (approximately US$40 million). The penalties may be drastically reduced if payment is affected within a specified period of time.  The decision of the administration first level was unfavorable to the Company and they have filed an appeal to the Administrative Court of Appeals in São Paulo.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

5.	(cont.)

The Company received a legal opinion from a prominent law firm in Brazil that the merits of the case are overwhelmingly favorable to them, determining among other things that the imposition on the subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal. Based on the legal advice obtained by the subsidiary, the Company believe that the claim by the State Revenue Services is without merit and intend to vigorously defend themselves against such claim. On the basis of such opinion the Company also do not intend to make any provisions in their consolidated financial statements in respect of the alleged tax deficiency notice and the imposition of State Value Added Tax as described above.  While the Company cannot predict the outcome of this case, if the Company is not successful in defending their claim, the Company can be subject to significant costs, adversely affecting the Company's results of operations.

6.
On March 21, 2011, the Company received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company (see Note 12C), which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is certified as a class action, was estimated by the plaintiff to be approximately NIS 75 million (US$ 21.1 million).  Based on the opinion of the Company's legal counsels, the Company is of the opinion that the lawsuit lacks substantiation, includes incorrect assumptions and inconsistent claims and that the Company has good defense arguments in respect of the claims made by the plaintiff. Notwithstanding the aforesaid, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

7.
Claims are filed against the Company and its subsidiaries from time to time during the ordinary course of business, usually with respect to civil, labor and commercial matters.  The Company's management believes, based on its legal counsels' assessment, that the provision for contingencies recognized in the balance sheet is sufficient and that currently there are no claims (other than those described in Notes above) that are material, individually or in the aggregate, to the consolidated financial statements as a whole.

B.	Liens

To guarantee the liabilities of the Group to banks, the Company has registered the following pledges:

On monies due and/or due in the future from the bank clearing house, as well as a first degree floating lien on all of the property and assets of the Company and on the insurance rights thereto.

As of December 31, 2010, the Group's liabilities to banks are insignificant.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

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

1.
As of December 31, 2010, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows:  2011 – US$ 2 million; 2012 – US$ 1.1 million; 2013 – US$ 0.3 million, 2014 and 2015 – US$ 0.1 million.

The leasing fees expensed in each of the years ended December 31, 2010, 2009 and 2008, were US$ 2.8 million, US$ 2.7 million and US$ 2.9 million, respectively.

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

In addition, concurrently with the sale of Telematics, the Company and Telematics entered into a revenue sharing agreement, pursuance to which Ituran shall be entitled to a share of the sales revenues of Telematics in the Republic of Korea and in China from sale of end products and base stations to customers in such territories as well as from royalties received from customers of Telematics in such territories relating to the AVL applications.  The revenue sharing scheme shall continue for a term of five (5) years from January 2008 and shall be paid on a quarterly basis.  No revenues were received by the Company as of the date of this report.

As of December 31, 2010, the Company is obliged to purchase from Telematics products in an aggregate amount of approximately US$ 7.8 million.

See Note 12A1.

NOTE 13	-	CAPITAL NOTES

1.
As of December 31, 2010, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows:  2011 – US$ 2 million; 2012 – US$ 1.1 million; 2013 – US$ 0.3 million, 2014 and 2015 – US$ 0.1 million.

The capital notes were convertible into Company shares until the end of the three-year period following their date of issue.  The capital notes entitle their holders (until such time as they are converted into shares) to interest of 3.5% per annum, to be paid in cash or to be added to the principal, at the discretion of the Company.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)
NOTE 13	-	CAPITAL NOTES (cont.)

1.	(cont.)

The capital notes were convertible into ordinary shares of the Company, par value NIS 0.33 each.  During the first 90 day period following the issuance of the capital notes, the conversion rate was NIS 67.3 (US$ 18.9) per share.  Subsequently, the conversion rate was set as the lower of an amount of NIS 67.3 (US$ 18.9) per share or an amount equal to the average of the lowest 10 prices of the share during the 60 trading day period prior to the date of the conversion of the capital notes.

In 2000, 2001 and 2002, capital notes in an amount of US$ 2.5 million were converted into 241,392 Company shares, US$ 985,000 into 297,645 Company shares and US$ 3.2 million into 1,702,557 Company shares, respectively.  As of December 31, 2003 and thereafter due to a cap on the maximum amount of shares to be issued, the outstanding balance of capital notes could be converted into 8,406 Company shares.

Since the inception of the agreement with Leonardo, through March 2003 (the original contractual maturity of the capital notes), the Company accrued interest in respect of the capital notes.

The Company elected not to pay the interest in cash. The effect of the accrued interest was reflected in the number of shares issued.

As of the contractual maturity of the notes, the Company does not accrue any interest in respect of the capital notes

2.	See Note 12A2 for a discussion regarding a pending legal action in connection with the notes.

NOTE 14	-	STOCKHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31, 2010 and 2009	Registered	Issued and fully paid
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

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

During the years 2006-2008, the Company has repurchased 2,507,314 ordinary shares (of which 924,433 ordinary shares were purchased by its subsidiary, Ituran Cellular Communication Ltd. which in May 2011 were repurchased by the Company) for an aggregate amount of US$ 27.1 million.

5.	As of December 31, 2010, 2009 and 2008, 10.7% of the share capital of the Company is held by the Company and its subsidiary.

6.	Shares held by the Company and its subsidiaries have no voting rights.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	-	STOCKHOLDERS’ EQUITY (cont.)

B.	Retained earnings

1.
In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired by the Company and its subsidiaries (that are presented as a separate item in the statement of changes in stockholders’ equity) must be deducted from the amount of retained earnings.

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

4.	Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of payment.

5.	In April 2008, the Company distributed a dividend of approximately US$ 29.1 million (NIS 108 million), on the basis of the results of the Company for the year ended December 31, 2007.

6.	In April 2009, the Company distributed a dividend of approximately US$ 3.6 million (NIS 15.5 million) on the basis of the results of the company for the year ended December 31, 2008.

7.
In April 2010, the Company declared a dividend of approximately US$ 31.6 million (NIS 117.2) on the basis of the results of the company for the year ended December 31, 2009. The dividend was paid in April 2010.

8.	In March 2011, the Company declared a dividend in the amount of 1.00 US dollar per share, totaling approximately US$ 22.8 million (NIS 78.8 million). The dividend was paid in April 2011.

9.	Dividends paid per share in the years ended December 31, 2010, 2009 and 2008 were US$ 1.5, US$ 0.17 and US$ 1.34, respectively.

NOTE 15	-	OTHER EXPENSES, NET

	US dollars
	Year ended December 31,
(in thousands)	2010	2009	2008
Adjustment of purchase price of subsidiary (*)	975	-	-
Impairment of goodwill and intangible assets (**)	157	901	415
Other	24	7	3
	1,156	908	418

(*)	See Note 12A1.
(**)	See Notes 7 and 8.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)
NOTE 16	-	FINANCING INCOME (EXPENSES), NET

	US dollars
	Year ended December 31,
(in thousands)	2010	2009	2008

Short-term interest expenses, commissions and other	(404)	(339)	(661)
Gains on derivative financial instruments	819	570	-
Gains in respect of marketable securities	30	1,321	2,311
Interest expenses in respect of long-term loans	(4)	-	-
Exchange rate differences and others, net	(302)	52	(1,816)
	139	1,604	(166)

NOTE 17	-	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2010	2009		2008
Income taxes (tax benefit):
Current taxes:
In Israel	3,191	4,184		4,738
Outside Israel	5,396	4,702		4,705
	8,587	8,886		9,443
Deferred taxes:
In Israel	(1,877)	(117)		(364)
Outside Israel	804	1,105		(1,169)
	(1,073)	988		(1,533)
Taxes in respect of prior years:
In Israel	(1,228)	(2,735	)(*)	(14)
	6,286	7,139		7,896

(*)	During 2009, the Company received a tax refund regarding taxes paid in 2007 with respect to the capital gain from the sale of a subsidiary.

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	INCOME TAX (cont.)

D.	Reduction in corporate tax rates

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

The Company has received final tax assessments through the 2008 tax year.  A certain Israeli subsidiary has received final tax assessments through the 2007 tax year.  The other subsidiaries have not been assessed since incorporation.

G.	Carry forward tax losses

Carry forward tax losses of an Israeli subsidiary as of December 31, 2010 amount to US$ 0.7 million.

Carry forward tax losses in Israel may be utilized indefinitely.

As of December 31, 2010, the Company's non Israeli subsidiary in the United States have available estimated carry forward tax losses of approximately US$ 12.2 million.

Such carry forward tax losses may be utilized until 2021.

H.	The following is a reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2010	2009	2008
Pretax income	16,062	25,986	23,877
Statutory tax rate	25%	26%	27%
Tax computed at the ordinary tax rate	4,016	6,756	6,447
Nondeductible expenses	290	392	218
Losses in respect of which no deferred taxes were generated (including reduction of deferred tax assets recorded in prior period)	2,028	1,007	480
Deductible financial expenses recorded to additional paid-in capital	(331)	163	(389)
Taxes in respect of prior years	(1,228)	(2,735)	14
Tax adjustment in respect of different tax rates	1,726	1,237	585
Utilization of losses of prior years in respect of which no deferred taxes were generated	(409)	(337)	-
Taxes in respect of withholding at the source from royalties	148	139	134
Others	46	517	407
	6,286	7,139	7,896

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	INCOME TAX (cont.)

I.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2010	2009
Deferred taxes included in other current assets:
Provision for employee related obligations	91	72
Provision for legal obligation	3,414	-
	3,505	72
Valuation allowance	(1,670)	-
	1,835	72

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2010	2009
Long-term deferred income taxes:
Provision for employee related obligations	350	332
Carry forward tax losses	4,765	5,159
Temporary differences, net	1,452	1,673
	6,567	7,164
Valuation allowance	(2,679)	(2,720)
	3,888	4,444

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2010	2009

Deferred income taxes included in long-term investments and other assets	4,934	5,653
Deferred income taxes included in long-term liabilities	(1,046)	(1,209)
	3,888	4,444

J.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2010	2009	2008

The Company and its Israeli subsidiaries	(2,664)	11,273	13,413
Non-Israeli subsidiaries	18,726	14,713	10,464
	16,062	25,986	23,877

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	INCOME TAX (cont.)

K.	Uncertain tax positions

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil.

Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

US dollars
(in thousands)
Balance at January 1, 2008	4,283
Translation differences	50
Balance at January 1, 2009	4,333
Translation differences	31
Additions based on tax positions related to the current year	255
Balance at December 31, 2009	4,619
Translation differences	(276)
Settlements (*)	(4,343)
Balance at December 31, 2010	-

(*)
During October 2010, the Company signed a settlement agreement with the Israeli tax authorities, relating to an audit of its tax returns for the years 2002 through 2008.  As a result, the Company decreased the entire amount of the unrecognized tax benefits.  The difference between the balance of the unrecognized tax benefits and the amount settled with the tax authorities was presented within taxes in respect of prior years.

NOTE 18	-	EARNINGS PER SHARE

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2010, 2009 and 2008, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2010	2009	2008

Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	8,702	18,192	14,882

	Number of shares
	Year ended December 31,
(in thousands)	2010	2009	2008

Weighted average number of shares used in the computation of basic earnings per share	20,968	20,968	21,431
Add:
Weighted average number of additional shares issued upon the assumed conversion of capital notes (*)	-	9	9
Weighted average number of shares used in the computation of diluted earnings per share	20,968	20,977	21,440

(*)
Following the decision of the district court to accept Leonardo’s claim, the Company has excluded the impact of the shares issuable upon the assumed conversion of the capital notes with respect to the computation diluted earnings per share for fiscal year 2010.  (See Notes 13 and 12A2).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2010, US$ 251 thousand and US$ 198 thousand (In 2009 US$ 237 thousand and US$ 173 thousand.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 243 thousand (US$ 65 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies.  (US$ 40 thousand and US$ 51 thousand in 2009 and 2008, respectively.)

B.
In February 2003, an agreement was signed between the Company and A. Sheratzky Holdings Ltd., a wholly-owned and controlled company belonging to Mr. Izzy Sheratzky, Chairman of the Company’s Board of Directors.  The agreement includes, among other things, the cost of Mr. Izzy Sheratzky’s monthly employment in an amount of NIS 85,500 (US$ 22,900), entertainment expenses, car maintenance expenses, cellular phone, and entitlement to participate in the profits of the Company in an amount equal to 5% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The agreement is for a two-year period, with automatic two-year extensions, unless either of the parties gives 180 day advance notice of its intention to terminate the agreement.

Whereas the term of the agreement exceeds three years, under recent amendments to the Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014.

C.
On September 5, 2002, the Company entered into independent contractor agreements with A. Sheratzky Holdings Ltd. and each of Eyal Sheratzky and Nir Sheratzky (the Co-CEO's of the Company), pursuance to which A. Sheratzky Holdings will provide management services to the Company through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307 (US$ 13,100 and US$ 13,200), respectively, in addition to providing each of them a company car and reimbursement of certain business expenses.  In January 2004, changes in the employment terms of the two Co-CEOs of the Company were approved, whereby in addition to the agreement detailed above, each would be entitled to an annual bonus equal to 1% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

Whereas the term of the agreement exceeds three years, under recent amendments to the Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky (including third addendum thereto that clarifies the nature of its role and services), which according to current Israeli law will remain in force and effect until May 11, 2014.

The aggregate expenses to A. Sheratzky Holdings in 2010, 2009 and 2008 (including with respect to B. above), were approximately US$ 2,284,000, US$ 2,831,000 and US$ 2,365,000, respectively.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	RELATED PARTIES (cont.)

D.
In March 1998, an agreement was approved with a related party, Prof. Yehuda Kahane, for financial consulting, whereby the Company would pay the consultant monthly consulting fees of NIS 4,000 (US$ 1,100), linked to the Israeli Consumer Price Index in respect of January 1998.  In May 2003, the Company approved an increase in the consideration paid, to a total cost of NIS 15,000 (US$ 4,300) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2010, 2009 and 2008 was approximately US$ 55,000, US$ 50,000 and US$ 54,000, respectively.

Whereas the term of the agreement exceeds three years, under recent amendments to the Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with Professor Kahane which according to current Israeli law will remain in force and effect until May 11, 2014.

E.
On January 23, 2007, the Company's subsidiary, E-Com Global Electronic Commerce Ltd.  ("E-Com "), signed an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that company, in consideration of monthly payments in the amount of NIS 25,000 (US$ 7,100), in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses.  In his position, Mr. Sheratzky will report to the CEO.  The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in E-COM profits before tax (up to a maximum amount of 1% of that company's profits before tax), based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

The aggregate amount paid to Mr. Gil Sheratzky in 2010, 2009 and 2008 was approximately US$ 175,000, US$ 152,000 and US$ 175,000, respectively.

Whereas the term of the agreement exceeds three years, under recent amendments to the Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014.

NOTE 20	-	SEGMENT REPORTING

A.	General information:

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)
NOTE 20	-	SEGMENT REPORTING (cont.)

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products	Other	Total

Year ended December 31, 2010
Revenues	108,101	39,724	-	147,825
Operating income	31,994	(1,326)	-	30,668
Assets	988	9,255	1,454	11,697
Goodwill	4,917	5,162	-	10,079
Expenditures for assets	46	210	-	256
Depreciation and amortization	81	89	-	170
Year ended December 31, 2009
Revenues	91,574	29,807	-	121,381
Operating income	27,124	(2,742)	-	24,382
Assets	754	7,386	2	8,142
Goodwill	4,824	4,815	-	9,639
Expenditures for assets	22	123	-	145
Depreciation and amortization	87	75	-	162
Year ended December 31, 2008
Revenues	86,051	46,565	-	132,616
Operating income	22,090	3,570	-	25,660
Assets	753	6,442	139	7,334
Goodwill	4,954	4,776	-	9,730
Expenditures for assets	13	116	-	129
Depreciation and amortization	111	72	-	183

C.	Information about reported segment profit or loss and assets:

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2010		2009		2008

Total revenues of reportable segment and consolidated revenues	147,825		121,381		132,616

Operating income
Total operating income for reportable segments	30,668		24,382		25,660
Unallocated amounts:
Other expenses	(14,745)		-		(1,617)
Financing income (expenses), net	139		1,604		(166)
Consolidated income before taxes on income	16,062		25,986		23,877

Assets
Total assets for reportable segments	21,776	(*)	17,781	(*)	17,064 (*)
Other unallocated amounts:
Current assets	103,875		113,627		93,549
Investments in affiliated and other companies	306		314		3,248
Property and equipment, net	45,681		38,766		26,793
Other assets	4,178		4,882		6,710
Other unallocated amounts	12,528		10,498		10,535
Consolidated total assets (at year end)	188,344		185,868		157,899

Other significant items
Total expenditures for assets of reportable segments	256		144		129
Unallocated amounts	18,424		15,554		16,818
Consolidated total expenditures for assets	18,680		15,698		16,947

Total depreciation and amortization for reportable segments	170		162		183
Unallocated amounts	15,706		12,368		9,932
Consolidated total depreciation and amortization	15,876		12,530		10,115

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2010	2009	2008

Israel	71,211	62,367	74,878
United States	3,700	3,469	3,214
Brazil	61,096	44,564	42,838
Argentina	10,857	10,442	11,193
Others	961	539	493
Total	147,825	121,381	132,616

	Property and equipment, net
	December 31,
(in thousands)	2010	2009	2008

Israel	10,053	8,017	5,661
United States	161	104	30
Brazil	31,112	29,143	16,240
Argentina	4,821	4,998	5,143
Total	46,147	42,262	27,074

-	Revenues were attributed to countries based on customer location.
-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2010, 2009 and 2008 there were no sales exceeding 10% of total revenues to none of our customers.

NOTE 21	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, derivatives and deposits in escrow.

Most of the Group’s cash and cash equivalents, deposits in escrow and short-term investments (including investments in trading marketable securities), as of December 31, 2010 and 2009, were deposited with major Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

Most of the Group’s sales are made in Israel, South America and the United States, to a large number of customers, including insurance companies.  Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts.  Accordingly, the Group’s trade receivables do not represent a substantial concentration of credit risk.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 21	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency of each of the entities of the Group.

During 2009, the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency, will be affected by changes in exchange rates. Such transactions matured in 2009 through the last quarter of 2010.  In addition the Company has certain involvement with derivative financial instruments for trading purposes.

As described in Note 1K, certain transactions were designated and accounted as hedging instruments. Other transactions do not qualify as hedging instruments (or have not been designated as such).

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Asset derivatives		Liability derivatives
As of December 31, 2010
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:		-		-

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other assets	32	Other liabilities	-
Total derivatives not designated as hedging instruments		32		-

Total derivatives		32		-

The effect of derivative instruments in the statement of income:

Derivatives in cash flow hedging relationships	Amount of gain or recognized in OCI on derivative (effective portion)(*)	Location of gain or reclassified from accumulated OCI into income (effective portion)(*)	Amount of loss or reclassified from accumulated OCI into income (effective portion)(*)
As of December 31, 2010

Foreign exchange contracts	103	Cost of revenues	225

(*)	During 2010, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant.

Derivatives not designated as hedging instruments	Location of gain or recognized in income on derivative	Amount of gain or recognized in income on derivative
As of December 31, 2010

Foreign exchange contracts	Financing income, net	819

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)
NOTE 21	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management (cont.)

 Fair values of derivative instruments:

	Asset derivatives		Liability derivatives
As of December 31, 2009
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other assets	-	Other liabilities	122
Total derivatives designated as hedging instruments		-		122

Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other assets	14	Other liabilities	-
Total derivatives not designated as hedging instruments		14		-

Total derivatives		14		122

The effect of derivative instruments in the statement of income:

Derivatives in cash flow hedging relationships	Amount of gain or recognized in OCI on derivative (effective portion)(*)	Location of gain or reclassified from accumulated OCI into income (effective portion)(*)	Amount of gain or reclassified from accumulated OCI into income (effective portion)(*)
As of December 31, 2009

Foreign exchange contracts	366	Cost of revenues	488

(*)	During 2009, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant.

Derivatives not designated as hedging instruments	Location of gain or recognized in income on derivative	Amount of gain or recognized in income on derivative
As of December 31, 2009

Foreign exchange contracts	Financing income, net	570

The nominal amounts of foreign currency derivatives as of December 31, 2010 and 2009, are as follows:

	US dollars
	December 31,
(in thousands)	2010	2009

Forward transactions – for the exchange of:
NIS into US dollars(1)	-	4,500
US dollars into NIS(2)	10,000	6,000

(1)      Derivatives designated as hedging instruments
(2)      Derivatives not designated as hedging instruments.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 21	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

C.	Fair value of financial instruments

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

See also Note 1X.

The Company’s financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2010 and 2009:

	US Dollars
	December 31, 2010
(in thousands)	Level 1	Level 2	Level 3
Trading securities (*)	1,509	-	-
Derivatives
Derivatives designated as hedging instruments	-	-	-
Derivatives not designated as hedging instruments	-	32	-
Total	1,509	32	-

	US Dollars
	December 31, 2009
(in thousands)	Level 1	Level 2	Level 3
Trading securities (*)	4,213	-	-
Derivatives
Derivatives designated as hedging instruments	-	122	-
Derivatives not designated as hedging instruments	-	(14)	-
Total	4,213	108	-

(*)	The entire balance consist of US government debentures.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Teleran Holding Ltda.

We have audited the consolidated balance sheets of Teleran Holding Ltda. (a Limited Liability Company) and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended (not presented herein).  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

On October 1, 2010, a merger took place between Ernst & Young Auditores Independentes S.S. and Terco Grant Thornton Auditores Independentes S.S. to form Ernst & Young Terco Auditores Independentes S.S. Terco Grant Thornton Auditores Independentes S.S. audited the consolidated balance sheet of Construtora Tenda S.A as of December 31, 2008 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the period October 22, 2008 through December 31, 2008 (not presented herein), and issued an unqualified opinion on those consolidated financial statements (prior to restatement), while still a member firm of Grant Thornton International. The combined firm Ernst & Young Terco Auditores Independentes S.S. has assumed responsibility for this audit work.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teleran Holding Ltda. at December 31, 2009 and 2008 and the results of its operations, and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 160, Non-controlling Interest in Consolidated Financial Statements, an amendment to ARB No. 51, on January 1, 2009 and retrospectively applied the guidance.

São Paulo, Brazil.
February 17, 2010, except for fourth paragraph above, as to which the date is October 1, 2010

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC-2SP-015.199/O-6

/s/ Jose Andre' Viola Ferreira
Jose Andre' Viola Ferreira
Contador CRC-1SP-195.865/O-0

EXHIBIT C

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

Iturán Argentina S.A.

We have audited the consolidated balance sheets of Ituran Argentina S.A. (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 14, 2011 expressed an unqualified opinion.

Gustavo R. Chesta (Partner) Estudio Urien & Asociados Argentina February 14, 2011

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officer

Dated: June 28, 2011