Form 20-F/A
period 2010-12-31
Ituran Location & Control Ltd.
filed 2011-08-01
CIK 1337117

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

Yes ☒ No ☐

        Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required submit and post such files)

Yes ☐ No ☒

        Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☐     Accelerated Filer ☒     Non-accelerated filer ☐

      Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒     International Financial Reporting Standards as issued by the Accounting Standards Board ☐     other ☐

If "other" has been checked in response to the previous question, indicate by check mark which financial statements the registrant elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

EXPLANATORY NOTE

The Registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 with the Securities and Exchange Commission on June 28, 2011 (the "Form 20-F").

This Amendment No. 1 to the Form 20-F (the “Amendment”) is being filed by the Company solely for the purpose of (i) replacing the attestation report of registered public account firm of Estudio Urien & Asoc. dated February 14, 2011, as filed within Item 15 of the Form 20-F, with the opinion attached which complies with PCAOB Auditing Standard No. 5; (ii) revising the disclosure in Note 1.R. of the Company's consolidated annual financial statements for the year ended December 31, 2010 ("Financial Statements"), to clarify the Company's revenue recognition policy; accordingly, the Company files again the Company's Financial Statements.

Other than as described above, this Amendment speaks as of the filing date of the Form 20-F and does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F.

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

Avda. Quintana 585 - 8° Piso 1129 Cdad. Autónomade Buenos Aires - Argentina - Tel: +54-11 4808 4800 - FAX: +54-11 4804 6191 Estudio Urien & Asoc. Auditores - Consultores

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

Opinion Paragraph:

In our opinion, based on our audit, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by COSO.

Explanatory Paragraph:

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ituran Argentina S.A. as of December 31, 2010 and 2009, and the related statements of income, changes in equity and cash flows for each of the two-years in the period ended December 31, 2010, and our reports dated February 14, 2011, expressed an unqualified opinion.

Signed by:

Gustavo R. Chesta (Partner) Estudio Urien & Asociados Argentina February 14, 2011

Avda. Quintana 585 - 8° Piso 1129 Cdad. Autónoma de Buenos Aires - Argentina - Tel: +54-11 4808 4800 - FAX: +54-11 4804 6191 Estudio Urien & Asoc. Auditores - Consultores

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

4.1	Agreement dated January 23, 2007, between E-Com Global Electronic Commerce Ltd. and Gil Sheratzky (English translation) (4)
4.2	Agreement with an Independent Contractor, dated February 1, 2003, by and between the Registrant, Izzy Sheratzky, and A. Sheratzky Holdings Ltd. (English translation). (1)
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

4.5	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Nir Sheratzky (4)
4.6	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Eyal Sheratzky (4)
4.7	Addendum No. 1 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd. and Izzy Sheratzky (4)
4.8	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.9	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.10	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)
4.11	Deed of undertaking and indemnification, dated November 12, 2000, executed by the Registrant to the benefit of Bank Hapoalim, B.M. on behalf of Ituran Localizacao e Controle (English translation). (1)
4.12	Indenture, dated August 6, 2001, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.13	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (floating lien) (English translation). (1)
4.14	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.15	Deed of undertaking for repayment of loan, dated May 20, 2004, made by the Registrant in favor of Bank Hapoalim, B.M. (English translation). (1)
4.16	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.17	Lease Agreement, dated November 23, 2001, by and between Ituran de Argentina S.A. and El Sr. Mario Galuppo (English translation). (1)
4.18	Lease Agreement, dated September 7, 2001, by and between Ituran de Argentina S.A. and El Sr. Gustavo Eduardo Bazan (English translation). (1)
4.19	Form of Directors' Letter of Indemnity (English translation). (1)
4.20	Agreement with Mapa dated April 26, 2007 (2)
4.21	Share Purchase Agreement between dated as of November 15, 2007 by and between Ituran Location and Control Ltd., Telematics Wireless Ltd. and ST Electronics (Info-Comm Systems) Pte Ltd. (3)
4.22	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (3) *
8	List of significant subsidiaries (4)
12.1	Certification by chief executive officer as required by Rule 13a-14(a) **
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a). **
13
Certification by co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.**

15.1	Letter of Ernst & Young Terco Auditores Independentes S.S. to Securities and Exchange Commission dated June 27, 2011(4)

(1)	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005.
(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.
(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.
(4)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

** Filed herewith

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

2.
Revenues from SVR services subscription fees and from installation services, sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes as a single unit of accounting in accordance with ASC Topic 605-25, “Multiple Element Arrangements” since the installation services element was determined not to have a value on a stand-alone basis to the customer. Accordingly, the entire contract fee for the two deliverables is recognized ratably on a straight-line basis over the subscription period.

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

Dated: August 1, 2011