Form 20-F/A
period 2010-12-31
Ituran Location & Control Ltd.
filed 2011-09-07
CIK 1337117

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

Yes ☐ No ☐

EXPLANATORY NOTE

The Registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 with the Securities and Exchange Commission on June 28, 2011 (the "Form 20-F"). On August 1, 2011, the Registrant filed Amendment No. 1 to the Form 20-F (the "First Amendment").

This Amendment No. 2 to the Form 20-F, as amended by the First Amendment, is being filed by the Company solely for the purpose of correcting a clerical error in the report of independent registered public accounting firm of Estudio Urien & Asoc. (the “Auditing Firm”) dated February 14, 2011, as filed within Item 15 of the Form 20-F as amended and in the report of the Auditing Firm as filed within Item 18 of the Form 20-F as amended. The audit reports and financial statements of the Company are hereby replaced in their entirety.

Other than as described above, this Amendment No. 2 speaks as of the filing date of the Form 20-F and does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F, as amended.

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

Opinion Paragraph:

In our opinion, based on our audit, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 and 2009, based on criteria established in Internal Control-Integrated Framework issued by COSO.

Explanatory Paragraph:

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ituran Argentina S.A. as of December 31, 2010 and 2009, and the related statements of income, changes in equity and cash flows for each of the three-years in the period ended December 31, 2010, and our reports dated February 14, 2011, expressed an unqualified opinion.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 14, 2011 expressed an unqualified opinion.

Gustavo R. Chesta (Partner) Estudio Urien & Asociados Argentina February 14, 2011

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky —————————————— Eyal Sheratzky Chief Executive Officer

Dated: September 7, 2011