Form 20-F
period 2011-12-31
Ituran Location & Control Ltd.
filed 2012-04-30
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

 Yes ☐ No ☐

i

ITEM 8.	FINANCIAL INFORMATION	58

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	58
B.	SIGNIFICANT CHANGES	61

ITEM 9.	THE OFFER AND LISTING	61

A.	OFFER AND LISTING DETAILS	61
B.	PLAN OF DISTRIBUTION	62
C.	MARKETS	63
D.	SELLING SHAREHOLDERS	63
E.	DILUTION	63
F.	EXPENSES OF THE ISSUE	63

ITEM 10.	ADDITIONAL INFORMATION	63

A.	SHARE CAPITAL	63
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	63
C.	MATERIAL CONTRACTS	72
D.	EXCHANGE CONTROLS	72
E.	TAXATION	73
F.	DIVIDENDS AND PAYING AGENTS	80
G.	STATEMENT BY EXPERTS	80
H.	DOCUMENTS ON DISPLAY	80
I.	SUBSIDIARY INFORMATION	81

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	81

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	82

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	82

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	82

ITEM 15.	CONTROLS AND PROCEDURES	83

ITEM 15T.	CONTROLS AND PROCEDURES	83

ITEM 16.	[RESERVED]	84

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	84

ITEM 16B.	CODE OF ETHICS	84

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	84

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	85

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

        Our selected consolidated statements of income data for the years ended December 31, 2009, 2010 and 2011 and our selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from other audited financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income

	Year Ended December 31,
	2011	2010	2009	2008	2007
	In USD
	In thousands, except per share amounts
Revenues:
Location based services	120,410	108,101	91,574	86,051	64,634
Wireless communications products	39,757	39,724	29,807	46,565	60,204

Total Revenues	160,167	147,825	121,381	132,616	124,838
Cost of Revenues:
Location based services	49,157	40,820	33,377	31,386	23,630
Wireless communication products	31,578	34,354	27,445	37,611	44,009

Total cost of revenues	80,735	75,174	60,822	68,997	67,639

Gross profit	79,432	72,651	60,559	63,619	57,199

Research and development expenses	631	481	372	408	2,991
Selling and marketing expenses	8,543	8,675	7,684	9,628	8,218
General and administrative expenses	34,984	31,671	27,213	27,505	22,629
Other expenses (income), net	8,691	1,156	908	418	(49,138)

Operating Income	26,583	30,668	24,382	25,660	72,499
Other expenses	(819)	(14,745)	-	(1,617)	-
Financing income (expenses), net	2,100	139	1,604	(166)	1,227

Income before income tax	27,864	16,062	25,986	23,877	73,726
Income tax	(5,655)	(6,286)	(7,139)	(7,896)	(20,953)
Share in income (losses) of affiliated companies, net	(23)	(3)	13	(25)	(516)

Net income for the year	22,186	9,773	18,860	15,956	52,257
Less: net income attributable to non-controlling interest	(908)	(1,071)	(668)	(1,074)	(783)

Net income attributable to Company stockholders	21,278	8,702	18,192	14,882	51,474

Earning per share
Basic	$1.01	$0.42	$0.87	$0.69	$2.21
Diluted	$1.01	$0.42	$0.87	$0.69	$2.20
Weighted average number of shares outstanding
Basic	20,968	20,968	20,968	21,431	23,315
Diluted	20,968	20,968	20,977	21,440	23,422

Consolidated Balance Sheets Data

	Year Ended December 31,
	2011	2010		2009	2008	2007
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in trading marketable securities	40,226	61,279		78,093	55,668	38,227
Working Capital	48,474	48,594	*	72,825	60,073	110,432
Total Assets	157,457	188,344		185,868	157,899	216,559
Total Liabilities	52,105	73,181		52,025	45,220	64,108
Retained Earnings	43,185	43,689		66,607	51,981	66,239
Stockholders Equity	101,194	110,771		130,126	109,555	149,591

*Reclassified from short term liabilities to long term liabilities.

Other Data:

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(unaudited)

Subscribers of our location-based services(1)	623,000	604,000	562,000	511,000	444,000
Average monthly churn rate	3.2%	2.8%	2.1%	2.0%	2.1%

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

        We depend on the practices of insurance companies in the markets in which we provide our SVR services and sell our AVL products. In Israel, insurance companies either mandate the use of SVR services and AVL products, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium- and high-end vehicles, or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. In Brazil and Argentina, insurance companies mainly lease our AVL products directly and subsequently require their customers to subscribe to our SVR services.

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

■	with respect to insurance companies in Brazil and Argentina, deciding to lease SVR services and AVL products from us directly.

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

        Our success depends upon the efforts and abilities of key management personnel, including our President, our Co-Chief Executive Officers. Loss of the services of one or more of such key personnel could adversely affect our ability to execute our business plan. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected.

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

On July 13, 2010 the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. The tax deficiency notice is in the amount of R$36,499,984 (approximately US$22.1 million) plus interest in the amount of R$30,282,420 (approximately US$18.2 million) and penalties in the amount of R$66,143,446 (approximately US$40 million). On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in our favor. On the date of this report we were made aware that a few days ago, the State Revenue Services of São Paulo filed an administrative appeal at the Administrative Court. As of the date of this report the Company has not received the appeal yet and is unaware of its content. We believe, based on the legal opinion of the subsidiary’s Brazilian legal counsel that such an appeal must be well grounded otherwise the chances that the prior Administrative Court's decision will be reversed is remote. In case the State of São Paulo is successful at the Administrative appeal, we are entitled to challenge the Administrative Court's decision in a court of law. We received a legal opinion from a prominent law firm in Brazil that the merits of the case are overwhelmingly favorable to us, determining among other things that the imposition on the subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal.  We believe, based on the legal opinion of the subsidiary's Brazilian legal counsel and considering the results of the Administrative Court's decision in favor of the subsidiary, and that the chances of success are highly probable.

While we cannot predict the outcome of this litigation at this time, if we are not successful in defending ourselves, this could result in significant costs to us, adversely affecting our results of operations.

For additional information concerning the above claim and additional litigation proceedings, please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

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

        Our directors and officers, in the aggregate, currently beneficially own or control approximately    31.72% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting together, could exercise significant influence over our operations and business strategy and may use their voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company.

        US investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, which we refer to as PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to our shareholders who are US Holders. See Item 10.E. – “Taxation” under the caption “United States Tax Considerations” below, for more information about which shareholders may qualify as US Holders. If we were classified as a PFIC, a US Holder could be subject to increased tax liability upon the sale or other disposition of our ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under such rules, the excess distribution and any gain would be allocated ratably over the US Holder’s holding period for the ordinary shares and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of shares in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. US shareholders should consult with their own US tax advisors with respect to the United States tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. – “Taxation” under the caption “United States Tax Considerations–Passive foreign investment company considerations”.

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

ITEM 4.                 INFORMATION ON THE COMPANY

        A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        We are mainly engaged in the area of location-based services, consisting of stolen vehicle recovery and tracking services. We also provide wireless communication products used in connection with our location-based services and various other applications. We currently provide our services and sell or lease our products in Israel, Brazil, Argentina and the United States.

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

        In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we began trading on the New York Stock Exchange and our ordinary shares are quoted on Nasdaq under the symbol “ITRN”. The address of our principal executive office is 3 Hashikma Street, Azour 58001, Israel. Our telephone number is 972-3-557-1333. Our agent in the United States is Ituran USA Inc.1700 NW 64th ST. SUITE 100 Fort Lauderdale, Florida 33309.

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

On December 31, 2007, we completed the sale of our subsidiary, Telematics Wireless Ltd., to ST (Infocomm). Pursuant to the sale transaction, we sold our entire shareholdings, constituting 93.93% of Telematics Wireless to ST (Infocomm), for an enterprise value of US$90 million (following repurchase of our shares in Telematics for the aggregate sum of US$5 million). Pursuant to an adjustment mechanism as detailed in the agreement and following arbitration proceedings with ST, the purchase price was adjusted by US$4.4 Million.  For details regarding the arbitration proceedings, please refer to Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

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

In 2010 we launched a new line of AVL products (IturanSave), which is based on our SMART products and tailored to be installed in medium-end vehicles, a market which was not previously targeted by us, offering our customers an affordable tracking device solution, which led to an increase in our sales in 2011.

        On July 28, 2010, our wholly owned subsidiary, Ituran Cellular Communication Ltd. obtained a mobile virtual network operator (MVNO) license from the Israeli Ministry of Communication. Ituran Cellular entered into an agreement with Pelephone Communications Ltd., one of Israel's reputable mobile phone operators, in order to service the MVNO's customers and operations.. In April 2012 we sold our entire holding in Ituran Cellular to a third party against payment of NIS 600,000 and repayment of our shareholder's loan in the amount of approximately NIS 3.08  Million (approximately US$834,688).

On April 9, 2012, we entered into agreement with General Motors Brazil (“GMB”) through a Brazilian company controlled by us. According to the agreement, GMB will offer its customers immobilization, location and Telematics services for the Chevrolet range of vehicles it sells in Brazil through Ituran’s Brazilian company. The sale and the installation of the anti-theft device will not be carried out by us. For the purposes of the agreement entered with GMB, we incorporated a new brazilian subsidiary in which we own 51% of the issued share capital.

Capital Expenditures and Divestitures

        We had capital expenditure of $16.2 million in 2011, $18.6 million in 2010 and $15.7 million in 2009. We have financed our capital expenditure with cash generated from our operations.

        Our capital expenditures in 2011, 2010 and 2009 consisted primarily from acquisition of operational equipment for $10.9 million, $11.9 million and $10.4 million, respectively.

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

Location-Based Services

        In 2011, 75.2% of our revenues were attributable to our location-based services. As of December 31, 2011, we provided our services in Israel, Brazil, Argentina and the United States to approximately 256,000, 219,000, 123,000 and 25,000 subscribers, respectively.

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

Fleet management services

        Our fleet management services enable corporate customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators in different geographic locations and industries. As of December 31, 2011, we provided our services to approximately 51,000 end-users through 5,300 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Personal locator services, which we offer allow customers to protect valuable merchandise and equipment. In addition, through a call center we provide 24-hour on-demand navigation guidance, information and assistance to our customers. We currently provide personal locator services in Israel, Brazil and Argentina and, as of December 31, 2011, we had approximately 8,000 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel, Argentina and Brazil. As of December 31, 2011, we had approximately 97,000 subscribers to our concierge service.

Wireless Communications Products

        In 2011, 24.8% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL.

        Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating equipment and merchandise will use our SMART products. As part of our expansion into new markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market.

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

Typical AVL applications include:

Security	Transportation	Telecommunication services	Government
Vehicle tracking	Fleet management	Maintenance vehicle tracking	Government vehicle tracking
Personal tracking	Parcel tracking
Asset tracking	Public transit

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

Value-added services

        Locator services. Our services allow consumers to protect valuable merchandise and equipment. We provide our locator services in Israel, Brazil and Argentina.

        Concierge services. Through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location of gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to subscribers mainly in Israel.

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

The following table lists the key services and products that we currently sell or lease in different regions of the world:

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
Fleet management
Value-added services

The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 256,000 subscribers as of December 31, 2011. We maintain 103 base stations in Israel, which provide complete coverage within the country. Our control center operates 24 hours a day, 365 days a year and is located in Azour.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 219,000 subscribers as of December 31, 2011. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro; however we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002 and we had approximately 123,000 subscribers as of December 31, 2011. We currently operate only in the metropolitan area of Buenos Aires with the RF technology, however, we operate throughout Argentina in providing GPS/GPRS based products and services for fleet management.

■
United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States. As of December 31, 2011, we had approximately 25,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2009, 2010 and 2011, no single customer or group of related customers comprised more than 10% of our total annual revenues.

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

        In Israel, Brazil and Argentina, we focus our marketing efforts primarily on insurance companies and private customers. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2011, we had approximately 623,000 subscribers.

Fleet management

        Vehicle fleet management systems are marketed through a vehicle fleets department, which is a part of our marketing department. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises. As of December 31, 2011, we provided our services to approximately 51,000 end users through 5,300 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Our concierge services are provided to existing SVR customers. As of December 31, 2011, we had approximately 97,000 subscribers to our concierge service in Israel, Argentina and Brazil and approximately 8,000 of our SMART devices were installed in valuable merchandise and equipment.

  (B) Wireless communications products

        Our AVL end-units are primarily used by us in providing our location-based services in Israel, Brazil, Argentina and the United States.

        Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2011, our selling and marketing team consisted of 57 employees.

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

■
United States. In the United States, there are several major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Air Cept Corporation, Procon, (also includes SysLocate andGoldStar), PassTime, Guide Point, Sky Patrol, Sky Guard and I-Metrik.

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

Fleet Management

        The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in the United States are GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics , Navtrack, Teletrac, Trim Track and FleetBoss. In Brazil, our main competitors are Sascar and Omnilink. In Argentina our major competitors are LoJack Corporation and Hawk Corporation.

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

Manufacturing Operations and Suppliers

        Our wireless communications products are manufactured and assembled by a limited number of manufacturers in Israel (including our subsidiary ERM). We engage with our manufacturers on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients. Other than our dependency on Telematics, as described in Item 3, “Risk Factors” above, we do not depend on a single manufacturer for the production of our products. Our main manufacturers and assemblers are Telematics and E.R.M Electronic Systems Limited (our subsidiary). For further details of our agreement with Telematics concerning the supply of products and services see Item 4.A – History and Development of our Company under the caption “Our History” above.

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

        Our frequency license in Israel expires in June 2012 and we are currently in the process of renewing it for an additional term of five (5) years. Our frequency licenses in Brazil expire in 2019. Except in Brazil, where a new license may have to be filed for upon expiration of the license in 2019, we have options to extend all of our frequency licenses for periods ranging from three- to ten-year periods.

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

We are continuously in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued 16 of these permits. With respect to the general permit from Israel’s Land Administration, in 2005, we entered into an agreement with the Israel’s Land Administration, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2010.

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

List of Significant Subsidiaries
Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc.	USA	100	%*
Ituran NY Corporation	USA	100	%**
Ituran Beheer B.V.	The Netherlands	100%
Ituran USA Inc.	USA	88.5	%***
Ituran License Corp.	USA	100	%****
Ituran de Argentina S.A.	Argentina	100	%*****
Ituran Sistemas de Monitoramento Ltda.	Brazil	97.5	%******
Teleran Holding Ltda.	Brazil	99.99	%*******
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Internet Ltd.	Israel	100%
Mapa Mapping & Publishing Ltd.	Israel	100%

* previously known as Ituran USA Inc.
** a wholly owned subsidiary of Ituran USA Holding Inc. which is our wholly owned subsidiary.
*** Previously known as Ituran Florida Corporation. 88.5% of the shares are held by Ituran U.S.A. Holding Inc. which is our wholly owned subsidiary, the remaining shares are held by employees of Ituran USA Inc.
**** our shares are held through Ituran U.S.A. Holding Inc., which is our wholly owned subsidiary.
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
****** we indirectly hold 97.5% of the shares with one share being held by Mr. Avner Kurz, the President of Teleran Holding Ltda.
******* one share (quota) is held by the Mr. Avner Kurz, President of Teleran Holding Ltda.

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

        In 2011 we leased an aggregate of approximately 30,783 square feet of office space in Azour, Israel. In 2011, annual lease payments for this facility were approximately $393,000. This lease expires on March 31, 2013. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

        In Buenos Aires, Argentina, we lease approximately 2,426 square feet of office space for approximately $ 86,800 annually, approximately 241 square feet for our control center for approximately $ 8,100 annually and approximately 1,542 square feet for our own installation center for approximately $ 111,000 annually and approximately 558 square feet for our own warehouse for approximately $ 19,100 annually, and approximately 262 square feet for third warehouses for approximately $ 5,250 annually.

        We lease approximately 7,460 square feet for our offices and control center in Florida for an approximate monthly rate of $ 8,700 for the first 51 months, subject to a 7% annual increase in the following 12 months and a 3.3% increase for the last 12 months.

In 2011, we leased approximately 12,091 square feet of office space and warehouse in Brazil for approximately $ 240,000 annually.

        We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

        The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 103 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $1,800 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 126 base station sites, of which 34 sites are leased from the same entity for a monthly rate ranging from $937 to $2,100 per site and the duration of each lease is 12 years and ends in September 2012. The remaining 92 sites are leased independently for an annual rate ranging from $300 to $1200 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 37 base station sites, all of which are leased from three entities for a monthly rate ranging from $370 to $1,270 per site. The duration of the lease ranges from one to two years.

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

Outlook

We have historically experienced significant growth in the markets in which we provide our location-based services. These markets are generally characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft, and hence the Brazilian market continues to represent growth potential for our location-based services. The growth in subscribers within our location-based services segment also has a direct impact on the sale or lease of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle. In Israel, improvements in the economy in 2010 have led to increased car sales which positively affected our sales as compared with previous years. In Brazil, we expect that the new legislation (Supplementary Law CONTRAN no. 245) entering into effect (following a few postponements) currently in August 2012, that provides for a mandatory anti-theft devices to be installed in new vehicles will contribute to our sales growth.

        As of December 31, 2011, we had approximately 342,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in Brazil and Buenos Aires, Argentina is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

        We expect growth over the next 12 months in our location-based services segment to be driven by increased demand from existing insurance company customers in Brazil, as a result of our strong operating results and their increased familiarity with and confidence in our services, as well as additional insurance companies who could seek to establish relationships with us, as well as increased direct sales of SVR services to individual subscribers in Brazil who, due to prevailing high insurance costs, are self-insured and represent an additional market opportunity for our SVR services and AVL products. In connection with such potential markets and additional growth opportunities, we constantly look to enhance our brand recognition through continuous advertising efforts. Our new line of AVL products (Ituran Save), which is based on our SMART products and tailored for vehicles which are considered medium to high end vehicles has contributed to an increase in our customer base and increase our sales, in Israel and we expect it to continue to contribute to such increase.

Please refer also to Item 3.D. – “Risk Factors” above in respect of the impact of the credit crunch on local and global economy which may negatively impact our business, including reducing demand for SVR services or affecting our current customers’ ability to continue with existing services.

 Geographical breakdown

Location-based services subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2011	2010	2009	2008
Israel	256,000	230,000	216,000	214,000
Brazil	219,000	232,000	209,000	174,000
Argentina	123,000	121,000	119,000	111,000
United States	25,000	21,000	18,000	12,000

Total(1)	623,000	604,000	562,000	511,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2011		2010		2009
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	47.4	32.8	$41.2	$30.0	$38.3	$24.1
Brazil	60.0	2.4	55.3	5.8	41.8	2.8
Argentina	11.3	1.1	9.8	1.1	9.6	0.8
United States	1.7	2.4	1.8	1.9	1.9	1.6
Others	-	1.1	-	0.9	-	0.5
Total(1)	$120.4	$39.8	$108.1	$39.7	$91.6	$29.8

 (1) We attribute revenues to countries based on the location of the customer.

Revenues

Location-based services segment

We generate revenues from sales and lease of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers, predominately subscribers in Israel, Brazil and the United States, and insurance companies in Brazil and Argentina. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical average churn rates of 2.5% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

Wireless communications products segment

We generate revenues from the sale of our AVL products to customers in Israel, Brazil, Argentina, and the United States. We currently sell or lease our AVL end-units in each of the above regions. Growth in our subscriber base is the principal driver for the sale of our AVL products. We recognize revenues from sales of our wireless communications products upon delivery.

Cost of revenues

Location-based services segment

The cost of revenues in our location-based services segment consists primarily of staffing, maintenance and operation of our control centers and base stations, costs associated with our staff and costs incurred for private enforcement, licenses, permits and royalties, as well as communication costs and costs due to depreciation of leased products and installation fees. Cost of revenues for sales of our fleet management services also includes payments to a third party who markets our services.

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

■
Sale and leaseback transactions. We account for sale and leaseback transactions in accordance with the provisions of ASC Topic 840-40, "Sale-Leaseback Transactions". Accordingly, with respect of a certain leaseback transaction that was determined to be an operating lease and involving the use of more than a minor part but less than substantially all of the assets sold, the entire profit on the sale was deferred and is amortized in proportion to rental payments over the term of the lease. There was no recognition of any profit at the date of the sale since the present value of the minimum lease payments exceeded the amount of the profit.

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

Allowance for doubtful accounts

We are required to perform ongoing credit evaluations of our trade receivables and maintain an allowance for doubtful accounts, based upon our judgment as to our ability to collect outstanding receivables. In determining the relevant allowance amounts, we analyze our historical collection experience, current economic trends and the financial position and credit worthiness of our customers. Our allowance policy is to define a flat percentage of our accounts receivable as the ongoing reserve and to reserve a higher amount for certain customers that we believe have a higher risk of default. As of December 31, 2010 and 2011, our allowance for doubtful accounts was $1,553,000 and $1,302,000 respectively and our trade receivables (net of allowance for doubtful accounts) were $31.2 million and $25.3 million, respectively. To date, based on our past experience, our allowances for doubtful accounts have been sufficient.

Goodwill and other intangible assets

Goodwill acquired in a business combination is deemed to have indefinite life and is not to be amortized but rather tested at least annually for impairment. As required by ASC Topic 350, as amended by ASU No. 2011-08, “Testing for Impairment”, which amendment was early adopted in our annual consolidated financial statements for the year ended December 31, 2011, we required to choose either to perform a qualitative assessment wheatear the two-step goodwill impairment test is necessary or to proceed directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earning multiples, gross margin and cash flows from operating activities and other relevant factors.

When we choose to perform a qualitative assessment and determine that it is more likely than not (a more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then we proceed to the two-step goodwill impairment test. If we determine otherwise, no further evaluation is necessary.

When we implement the goodwill impairment test, we follow the following two step process:  firstly, we compare the fair value of each reporting unit to its carrying value ("step 1"). If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not to be impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

        As required by ASC Topic 820, "Fair Value Measurements", starting 2009, we apply assumptions that market  participants would consider in determining the fair value of each reporting unit. We perform the annual goodwill impairment test for our reporting units at December 31 of each year, or more often if indicators of impairment are present. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and other intangible assets. In 2010 and 2011, we wrote impairment losses of US$0.2 million and US$0.9 million, respectively. As of December 31, 2010 and 2011, we reported a total goodwill of $10.1 million and $8.5 million, respectively, on our consolidated balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows (including, projected revenues, operating expenses and capital expenditures), future short-term and long-term growth rates and weighted average cost of capital which are based on management's internal assumptions, and believed to be similar to those of market participants and represent both the specific risks associated with the business, and capital market conditions. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Contingencies

        From time to time we are subject to claims arising in the ordinary course of our business, and in connection with certain agreements with third parties, as more fully described in Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below. In determining whether liabilities should be recorded for pending litigation claims (including claims that are under arbitration proceedings), we assess the allegations made and the likelihood that we will be able to defend against the claim successfully. When we believe that it is probable that we will not prevail in a particular matter and when the amount thereof is estimable, we estimate the amount of such liability and its likelihood.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
Consolidated statements of operations data:	2011	2010	2009
Revenues:
Location based services	75.2%	73.1%	75.4%
Wireless communications products	24.8	26.9	24.6

Total Revenues	100	100	100
Cost of Revenues:
Location based services	30.8	27.6	27.5
Wireless communication products	19.7	23.2	22.6

Total cost of revenues	50.5	50.8	50.1

Gross profit	49.5	49.2	49.9
Operating Expenses:
Research and development expenses	0.4	0.3	0.3
Selling and marketing Expenses	5.3	5.9	6.3
General and administrative expenses, net	21.8	21.4	22.4
Other expenses, net	5.4	0.8	0.8

Total operating expenses	32.9	28.4	29.8
Operating Income	16.6	20.8	20.1
Other expenses	(0.5)	(10.0)	-
Financing income (expenses), net	1.3	0.1	1.3

Income before taxes on income	17.4	10.9	21.4
Income tax	(3.5)	(4.3)	(5.9)
Share in losses of affiliated companies, net	-	-	-

Net income for the year	13.9	6.6	15.5
Less: net income attributable to non-controlling interest	(0.6)	(0.7)	(0.5)

Net income attributable to company stockholders	13.3%	5.9%	15.0%

Analysis of our Operation Results for the Year ended December 31, 2011 as compared to the Year ended December 31, 2010

Revenues

Total revenues increased from $147.8 million in 2010 to $160.2 million in 2011, or 8.4%. This increase consisted of an increase of $12.3 million from subscription fees from our location-based services and increase of $0.1 million from sales of our wireless communications products.

Location-based services segment

Revenues in our location-based services segment increased from $108.1 million in 2010 to $120.4 million in 2011, or 11.4%. The increase of $12.3 million from subscription fees from our location-based services is primarily due to an increase in the average annual number of subscribers from 583,000 in 2010 to 613,000 subscribers in 2011 and due to the effect of exchange rates fluctuations of $4.8 million as well as an increase of approximately $ 4 million resulting from attributing installation fees in respect of installation of our products to the location-based services segment which were attributed in 2010 to our wireless communication products segment.

Wireless communications products segment

Revenues in our wireless communications products segment increased from $39.7 million in 2010 to $39.8 million in 2011. This minor increase of $0.1 million is primarily due to a decrease in sales of our wireless communications products offset by the effects of exchange rates fluctuation. In addition the increase is also the result of a recording of installation fees in an amount of $4 Million in 2011 in our location based services segment which were recorded in 2010 in our wireless communication products segment.

Cost of revenues

Total cost of revenues increased from $75.2 million in 2010 to $80.7 million in 2011, or 7.3%. This increase consisted of an increase of $8.3 million in the location based services segment and a decrease of $2.8 million in the wireless communications products segment. As a percentage of total revenues, cost of revenues decreased from 50.8% in 2010 to 50.4% in 2011.

Location-based services segment

Cost of revenues for our location-based services segment increased from $40.8 million in 2010 to $49.2 million in 2011, or 20.6%. This increase was primarily due to recording in our financial statements of installation expenses which were previously recorded as cost of good sold in 2010 and is recorded as operating expenses in 2011,  an increase in depreciation and salary expenses, as well as effects of exchange rates fluctuations of $1.8 million. As a percentage of total revenues for this segment, cost of revenues increased from 37.8% in 2010 to 40.9% in 2011.

Wireless communications products segment

Cost of revenues for our wireless communications products segment decreased from $34.3 million in 2010 to $31.6 million in 2011, or 8.1%. This decrease was primarily due to changes in the mixture of products' sales including a sale of a license by Mapa, our subsidiary, to a map provider, having a higher margin of gross profit as well as a decrease in the price of products purchased by us.  . As a percentage of total revenues for this segment, cost of revenues decreased from 86.5% in 2010 to 79.4% in 2011, primarily due to the changes in the mixture of product’s sales and effects of exchange rates fluctuation.

Operating expenses

Research and development

        Our research and development expenses in 2011 increased from $0.5 Million in 2010 to $0.6 Million in 2011.

Selling and marketing

Selling and marketing expenses decreased from $8.7 million in 2010 to $8.5 million in 2011, or1.5%. As a percentage of total revenues, selling and marketing expenses decreased from 5.9% in 2010 to 5.3% in 2011. The decrease in the Selling and Marketing expenses was mainly due to a decrease in the advertising and promotion expenses in 2011.

General and administrative

General and administrative expenses increased from $31.7 million in 2010 to $35.0 million in 2011, or 10.5%. This increase includes the effect of exchange rates fluctuations of $1.3 million (without taking into account the effects of exchange rates fluctuations, the general and administrative expenses are $33.7 million). This increase was primarily due to an increase in salary expenses and legal fees. As a percentage of total revenues, general and administrative expenses increased from 21.4% in 2010 to 21.8% in 2011.

Other expenses

Other expenses increased from $1.2 million in 2010 to $8.7 million in 2011. This increase was the result of incurring legal expenses in 2011 related to litigation proceedings in Brazil and a success fee paid to our legal counsel as a result of the dismissal by the Administrative Court of the State of São Paulo of the State Revenue Services of São Paulo's claims.

Operating income

Total operating income decreased from $30.7 million in 2010 to $26.6 million in 2011, or 13.3%. This decrease was mainly attributed to a decrease of $9.5 million in the operating income in the location-based services segment and an increase of $5.4 million in the wireless communications products segments.

Location-based services segment

Operating income in our location-based services segment decreased from $32 million in 2010 to $22.5 million in 2011 or 30%. This decrease was mainly attributed to an increase in legal expenses related to litigation in Brazil.

Wireless communications products segment

Operating income in our wireless communications products segment increased from an operating loss of $1.3 million in 2010 to an operating gain of $4.1 million in 2011. This increase was primarily due to a licensing transaction in 2011 by Mapa, our subsidiary to a map provider and a decrease in the cost of products purchased by us from our suppliers.

Other expenses, net

Other expenses, net decreased $14.7 million in 2010 to $0.8 million in 2011, due to the Israeli district court's decision in the Leonardo litigation case, given on June 13, 2011. For further details please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

Financing expenses (income), net

Financing income, net, increased from $0.1 million in 2010 to $2.1 million in 2011. This increase was mainly due to an increase in gains from short cash deposits resulting from an increase in cash in 2011.

Income Tax

Income Tax increased from $6.3 million in 2010 to $5.7 million in 2011, or 10%. As a percentage of income before tax on income expense tax decreased from 39.1% in 2010 to 20% in 2011. This decrease was primarily due to a change in the profitability mix of our subsidiaries that have a varying income tax rate.

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

Income Tax

Income Tax decreased from $7.1 million in 2009 to $6.3 million in 2010, or 11.3%. As a percentage of income before tax on income expense tax increased from 27.5% in 2009 to 39.1% in 2010. This increase was primarily due to the fact that we did not create deferred taxes in respect of certain expenses resulting from the court's ruling in the Leonardo's case.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2009, 2010 and 2011, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2009, 2010 and 2011, we derived approximately 9.2%, 8.3% and 8.9% of our revenues in dollars, 45.5%, 43.1% and 44.5% in NIS, 36.7%, 41.3% and 39.0% in Brazilian Reals and 8.6%, 7.3% and 7.7% in Argentine Pesos, respectively. In fiscal years 2009, 2010 and 2011, 17.2%, 17% and 14.1% of our expenses were incurred in dollars, 41.2%, 37.9% and 35.2% in NIS, 34.3%, 38.5% and 43.9% in Brazilian Reals and 7.3%, 6.7% and 6.8% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In 2011, accumulated and other comprehensive income decreased by $9.1 million compared to the year 2010. In 2010, accumulated and other comprehensive income increased by $5.1 million compared to the year 2009. In 2009, accumulated and other comprehensive income increased by $5.7 million compared to the year 2008. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2008		2009		2010		2011
	Actual	At 2007 exchange rates(1)	Actual	At 2008 exchange rates(1)	Actual	At 2009 exchange rates(1)	Actual	At 2010 exchange rates(1)
	(In thousands)

Revenues	$132,616	$122,064	$121,381	$131,327	$147,825	$140,521	$160,167	$154,864
Gross profit	63,619	57,235	60,559	66,555	72,651	68,574	79,432	76,284
Operating income	25,660	22,366	24,382	27,492	30,668	28,775	26,583	25,557

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

In addition, due to increased fluctuations in the exchange rate of the US dollar vis-a-vis the Israeli Shekel, we commenced acquiring derivative financial instruments. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under ASC Topic 815, "Derivatives and Hedging" and are reflected in financing expenses, net. See also Note 1K and Note 20 to our consolidated financial statements appearing elsewhere in this report.

        B.       LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily from cash generated from operations. In 2009, 2010 and 2011, we had $78.1 million, $61.3 million and $40.2 million in cash, marketable securities and deposit in escrow (long and short term) and $72.8 million, $48.6 million and $48.5 million in working capital, respectively. In 2009, we did not have any outstanding long-term borrowings from bank. In each of the years 2010 and 2011, our long term borrowings from banks amounted to $0.2 million. In 2009, 2010 and 2011, we also had $1.4 million, $2.1 million and $2.1 million, respectively, available to us under existing lines of credit of which we were utilizing $6 thousand in 2009, $0.1 million in 2010 and $0.4 million in 2011.

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

We had long-term liabilities in 2009, 2010 and 2011 of $5.5 million, $6.5 million and $6.9 million respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $3.6 million, $4.5 million and $4.7 million in 2009, 2010 and 2011 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

Due to the Israeli district court decision in the matter of Leonardo, as of December 31, 2010, we did have any outstanding capital notes. For further information, please see Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

        As from November 16, 2009, our dividend policy provides for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. According the adopted dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of our Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due all based on our needs as will be determined from time to time and subject to the provisions of the Israeli laws concerning lawful distribution of dividends. According to our dividend policy, we distributed NIS117.2 million (approximately $31.6 million) on April 7, 2010, NIS 78.8 million (approximately $21.8 million) on April 6, 2011 and NIS96 million (approximately $25.8 million) on April 4, 2012.

On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year.

As of the date of this report, we repurchased 2,507,314 of our shares. The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2011	2010	2009
	(In thousands)

Net cash provided by operating activities	45,852	$33,479	$37,726
Net cash provided by (used in) investing activities	(10,809)	(14,974)	13,062
Net cash used in financing activities	(44,715)	(33,842)	(4,051)
Effect of exchange rate changes on cash and cash equivalents	(1,732)	1,198	1,565
Net increase (decrease) in cash and cash equivalents	$(11,404)	$(14,139)	$48,302

Years ended December 31, 2011, December 31, 2010 and December 31, 2009

Net cash provided by operating activities

Our operating activities provided cash of $37.7 million in 2009, $33.5 million in 2010 and $45.9 million in 2011.

The /increase of approximately $12.4 million in cash from operating activities in 2011 as opposed to 2010 was due primarily to:

Cash used for operating activities as follows:

-      Increase in our net profit of approximately $ 12.4 million;
-      Increase in depreciation and amortization expenses of approximately $1.9million; and
-      Decrease in accounts receivable of approximately $ 8.3 million.

The increase in cash from current operations as stated above was offset by Decrease in litigation obligation in respect of the Leonardo litigation of approximately $ 14.7 million;

The decrease of approximately $4.2 million in cash from operating activities in 2010 as opposed to 2009 was due primarily to:

Cash used for operating activities as follows:

-      Increase in depreciation and amortization expenses of approximately $3.3 million; and
-	Gains from sale of marketable securities in an amount of approximately US$1.4 million in 2009.
-      Increase in deferred revenues in an amount of approximately $1.1 million; and
-      Increase in other current liabilities and in litigation obligation in an amount of approximately $12.9 million.

The increase in cash from current operations as stated above was offset by:

-      Decrease in net profit of approximately $9.1 million;
-      Increase in accounts receivable in an amount of approximately $5.4 million;
-      Decrease in accounts payable in an amount of approximately $5.5 million;
-      Increase in other current assets in an amount of approximately $2.0 million;
-      Increase in deferred income tax in an amount of approximately $2.2 million.

Net cash provided by (used in) investing activities

Net cash used in investment activities in 2011 in an amount of approximately $10.8 million, includes mainly capital expenditure in an amount of $16.2 million and sale of trading and marketable securities in an amount of approximately $ 1.4 million as well as release from escrow account of an amount of $8.2 million of which $3.5 million was transferred to us and a sum of $4.7 million was transferred to ST under settlement and arbitration proceedings with ST.

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

Net cash provided by (used in) financing activities

Net cash used in financing activities in 2011 in an amount of approximately $44.7 million consisted primarily of a cash dividend payment in an amount of 21.8 million and payment of the sum of $22.4 million pursuant to the District Court's decision in the Leonardo Case.

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

Expenditures for research and development activities engaged by us were approximately $0.6 million in 2011, $0.5 million in 2010 and $0.4 million in 2009.

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

 F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2011:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases	2,815	1,909	761	145	-
Long-term loans	216	43	173	-	-
Purchase Obligations	8,924	8,924	-	-	-
Total	11,955	10,876	934	145	-

     G.       SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward looking information provided in Items 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        A.       DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	65	President and director
Yehuda Kahane	67	Director
Ze'ev Koren	66	Chairman of the Board of Directors
Avner Kurz	58	Director
Amos Kurz	55	Director
Yigal Shani	67	Director
Eyal Sheratzky	43	Co-Chief Executive Officer and Director
Nir Sheratzky	39	Co-Chief Executive Officer and Director
Gil Sheratzky	34	Director
Yoav Kahane(1)	37	Director
Orna Ophir(1)	61	Director
Israel Baron(1)	58	Director
Eli Kamer	45	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	46	General Counsel
Udi Mizrahi	40	VP Finance

(1)           Member of our audit committee and an independent director under the Nasdaq Global Select listing requirements.

Izzy Sheratzky is a co-founder of our company and has served as the Chairman of our Board of Directors , which in our company constitutes both an officer and director position, ever since our company was acquired from Tadiran in 1995. Recently Mr. Sheratzky ceased to serve as the Chairman of our Board of Directors (remaining a director in our company) and continues to serve as our President. Until 2003, Mr. Sheratzky also served as our Chief Executive Officer. Mr. Sheratzky also serves as the Chairman of the Board of Directors of Moked (1973) Investigations Company Ltd., Moked Services, Information and Investments Ltd., and Moked Ituran. He also serves as a director in Tikal Document Collection Ltd. Mr. Sheratzky is the father of Eyal, Nir and Gil Sheratzky.

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

Zeev Koren has served as a director of our company since 2006 and as of 2011 serves as the Chairman of the Board of Directors of the Company. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in senior capacity in companies in the fields of international forwarding and medical services. During the past five years he also served as the general manager of a Provident Management Company. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

Avner Kurz has served as a director of our company since its acquisition in 1995. Mr. Kurz is the Chairman of the Board of directors and director of F.K. Generators & Equipment Ltd. Mr. Kurz also serves as a director in El-Ram, Moked Ituran, Totam Plus, Expandis and several other private companies abroad. Mr. Kurz is the brother of Amos Kurz.

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

Eyal Sheratzky has served as a director of our company since its acquisition in 1995 and as a Co-Chief Executive Officer since 2003. Prior to such date, he served as an alternate Chief Executive Officer of our company in 2002 and as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from Kellogg University. Mr. Sheratzky is the son of Izzy Sheratzky, the brother of Nir and Gil Sheratzky.

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

Yoav Kahane has served as director of our company since 1998 and as of 2011 also serves as a member of our audit committee. Currently, Mr. Kahane is serving as CEO of Spot-On Therapeutics Ltd., and also provides business development services to other companies. During the years 2006-2009, Mr. Kahane worked for Enzymotec and served as CEO of Advanced Lipids AB a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. Prior to that, during the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. Prior to that date, during the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds BSc degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Kahane.

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

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our audit committee. Mr. Baron serves as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to such date, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting.

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

Udi Mizrahi has served as our VP Finance since 2000. Mr. Mizrahi is a CPA and holds a BA degree in accounting and economics from Ruppin Academic Center, Israel.

Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. Our independent directors who also qualify as external directors under the Israeli Companies Law, Orna Ophir and Israel Baron, are serving three-year terms in accordance with Israeli law. In April 2006 our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2009) under the same terms of the initial term of office. On January 22, 2009, our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2012), according to Israeli laws and regulations. On December 13, 2011, our general meeting of shareholders approved the extension of term of office of our external directors, for an additional term of three years (until June 3, 2015). On January 21, 2010, our general meeting of shareholders approved the extension of term of office of Izzy Sheratzky, Gil Sheratzky and Zeev Koren as directors, for an additional term until the third consecutive annual general meeting of the shareholders. On December 29, 2010, our general meeting of shareholders approved the extension of term of office of Eyal Sheratzky, Amos Kurz, Yoav Kahane and Yigal Shani, for an additional term until the third consecutive annual general meeting of the shareholders. On December 13, 2011, our general meeting of shareholders approved the extension of term of office of Nir Sheratzky, Avner Kurz and Yehuda Kahane, for an additional term until the third consecutive annual general meeting of the shareholders.

         B.       COMPENSATION

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2011 was approximately $130,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings.

The aggregate compensation paid to our Co-Chief Executive Officers in 2011 was $1,070,000. Our four highest paid officers in 2011, other than our Co-Chief Executive Officers, were the active President, who was paid $1,708,000 in 2011, and our Vice President Systems Operation, Vice President IT and Vice President of Finance, who were paid $301,000, $258,000 and $255,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2011 was $5,151,000. In 2011 we paid an aggregate amount of $346,000 to three directors who either provided us with services or were employed by us as officers. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2011, we set aside $327,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits. All numbers in this paragraph are rounded to the nearest thousand.

Messrs. Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky provide their services as President and Co-Chief Executive Officers, respectively, as independent contractors pursuant to services agreements between the company and A. Sheratzky Holdings Ltd., a company controlled by Izzy Sheratzky. Mr. Gil Sheratzky is employed as CEO of one of our subsidiaries, E-Com Global Electronic Commerce Ltd. See Item 7.B. – “Related Parties Transactions” under the caption “Transactions with Related Parties” below.

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

In November 2011 our board of directors appointed Mr. Yoav Kahane as a member of our audit committee in place of Mr. Ze'ev Koren. On such date, our audit committee and board of directors approved compensation for Yoav Kahane for serving as a member of our audit committee and compensation for Mr. Ze'ev Koren for serving as the Chairman of our board of directors, with such compensation to equal the compensation awarded and paid to each of our external directors as promulgated under the Israeli laws. In 2010 and 2011, we paid the sum of NIS 277,000 (approximately $74,000) and NIS 321,000 (approximately $90,000) respectively to our external directors. The approval of compensation to Mssrs. Ze'ev Koren and Yoav Kahane was made pursuant to the Companies Regulations (Concessions in Interested Parties' Transactions), 2000, in lieu of convening a general meeting of our shareholders to approve such compensation. Under such regulations, any shareholder holding one percent of the issued share capital or voting rights in the company may notify us of his objection to the approved compensation under the aforementioned regulations and may request, within fourteen (14) days of publication of this report. In the event that a notice is so delivered to us, we shall be obliged under Israeli law to convene a general meeting to approve such compensation.

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

Dr. Ophir and Mr. Baron have been elected as our external directors through 2006, and were re-elected by our shareholders for one additional three-year term expiring June 2009. In January 2009, our shareholders have re-elected Dr. Ophir and Mr. Baron to serve as our external directors for an additional term of three years until January 2012 and in November 2011, our shareholders have re-elected Dr. Ophir and Mr. Baron to serve as our external directors for an additional term of three years until January 2015.

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

Our Board of Directors has formed an audit committee that is empowered to exercise the powers of the Board of Directors for our accounting, reporting and financial control practices. The members of the audit committee are Dr. Orna Ophir and Messrs. Israel Baron and Yoav Kahane. Our Board of Directors has determined that Mr. Israel Baron is qualified as “financial expert,” as such term is defined by the Nasdaq rules and the Securities and Exchange Commission and the Israeli regulations.

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

See Item 16.G. – "Corporate Governance" below for additional information concerning compliance with the Nasdaq Marketplace Rules and exemptions therefrom.

        D.       EMPLOYEES

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2011	2010	2009
By area of activity:
Control Center	351	325	319
Research and Development	33	32	33
Sales and Marketing	57	70	87
Technical support and IT	242	272	246
Finance, Administration and Management	198	201	213
Private enforcement and operations	344	364	406
Manufacturing	52	51	51
Total	1,277	1,315	1,355

By geographic location (out of total):
Israel	588	561	549
Brazil	483	550	593
Argentina	175	174	188
United States	31	30	25
Total	1,277	1,315	1,355

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

In 2006, our remuneration committee adopted a resolution to pay our managers (not including managers who are directors) a quarterly bonus equal to 1.5% of our consolidated profit before tax and after equity and minority profits, which was paid at that time to 13 of our managers in different proportions based on their seniority, level of global and domestic involvement in our operations and other criteria set by the committee. In April 2010, our compensation committee resolved to grant a bonus in the aggregate sum equal to 0.9% of the operating profit of Ituran (not on a consolidated basis), including the profit attributed to the activities of our subsidiary, E-Com Global Electronic Commerce Ltd. relating to value added services provided by E-Com, which will be distributed between some of our employees (including some of our managers who received bonuses under the 2006 plan and in lieu of such bonuses) ranging from medium to junior levels of management, commencing as of the third quarter of 2010 and will be reflected in our results of operations from the second quarter of 2010. In 2011, we paid the aggregate sum of $682,000 in bonuses to our employees under the plan.

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

        E.        SHARE OWNERSHIP

The following sets forth, as of April 29, 2012 the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership**

Izzy Sheratzky(3)	5,775,247	27.54
Professor Yehuda Kahane (4)	2,128,539	10.15
Zeev Koren	-	-
Avner Kurz (5)	1,447,925	6.91
Amos Kurz (6)	1,445,205	6.89
Yigal Shani (7)	358,131	1.70
Eyal Sheratzky	*	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Orna Ophir	-	-
Israel Baron	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	-	-

*owns less than one per cent of our outstanding share capital.

** not including 2,507,314 treasury shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
(2)
Amounts in this column are based on 23,475,431 ordinary shares outstanding as of April 29, 2012. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

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

(5)
Shares beneficially owned include: (a) 2,720 shares directly owned by Avner Kurz, (b) 13,398 shares owned by F.K. Generators and Equipment, which Avner Kurz may be considered to beneficially own by virtue of his shared voting and investment power over such shares through his 33 1/3 % ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K with the other 33 1/3% ownership of Perfect Quality Trading Ltd. owned by Mr. Amos Kurz (Avner Kurz’s brother) and 33 1/3% ownership of Perfect Quality Trading Ltd. owned by Mr. Uri Kurz (Avner Kurz and Amos Kurz's brother), and (c) 1,431,807 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own through F.K. as described above, which F.K. is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with Moked’s articles of association (due to its 26% ownership of Moked Ituran).

(6)
Shares beneficially owned include: (a) 13,398 shares owned by F.K. Generators and Equipment, which Amos Kurz may be considered to beneficially own by virtue of his shared voting and investment power over such shares through his 33 1/3% ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K., with the other 33/13% ownership of Perfect Quality Trading Ltd. owned by Mr. Avner Kurz (Amos Kurz’s brother) and 33 1/3% ownership of Perfect Quality Trading Ltd. owned by Mr. Uri Kurz (Avner Kurz and Amos Kurz's brother) ; (b) 1,431,807 shares owned by Moked Ituran that Amos Kurz may be considered to beneficially own as described above.

(7)
Shares beneficially owned include: (a) 42,500 shares directly owned by Yigal Shani, (b) 109,121 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,510 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over G.N.S. Holdings, the holder of 3.75% of Moked’s shares, in which he owns 100% of the shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        A.       MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the only shareholders known to us as of April 29, 2012, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

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

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	% Voting
Moked Ituran Ltd. (1)	5,506,952	26.26
F.K. Generators and Equipment Ltd. (2)	1,445,205	6.89
All directors and executive officers as a group	6,650,353	31.72
The Baupost Group, L.L.C.(3)	1,685,666	8.04
Psagot Investments House Ltd.(4)	1,065,903	5.08
Treasury shares	2,507,314	-

(1) Moked’s articles of association provides that each of Moked’s shareholders shall have the right to direct Moked to dispose of such number of our shares corresponding to his or her relative shareholdings in Moked. For further information please see Item 6.B. – “Compensation” under the caption “Shareholders Agreement and Articles of Association of Moked Ituran” above.

(2) Shares beneficially owned include 1,445,205 shares, of which (a) 13,398 shares are directly owned by F.K Generators & Equipment Ltd. (whereby Messrs. Avner Kurz and Amos Kurz are deemed to beneficially own said 13,398 shares owned by F.K. by virtue of their shared voting and investment power over such shares through their respective holdings of 33 1/3% each of ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K.); and (b) 1,431,807 shares are owned by Moked Ituran Ltd., which F.K is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with a shareholders agreement dated May 28, 1998, as amended on September 6, 2005 (due to F.K.‘s 26% ownership of Moked Ituran).

(3) the information presented herein is based on Form 13G filed by The Baupost Group, L.L.C. on February 12, 2009.

(4) the information presented herein is based on Form 13G filed by Psagot Investments House Ltd. on February 15, 2012.

None of our major shareholders have different voting rights than each other and/or than our other shareholders.

As of April 22, 2012, we had a total of 7* shareholders of record in the United States with registered with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* Includes the Depository Trust Company.

        B.       RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and Yigal Shani, one of our directors. We pay an annual aggregate amount of NIS 1,000,022 or $280,000, for our basic insurance policies and NIS 709,000, or $198,000 for our directors’ and officers’ insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 179,000 or $50,000 which is paid by the insurance company on account of these policies.

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

In February 2003, we entered into a two-year services agreement with A. Sheratzky Holdings, a company controlled by Izzy Sheratzky, and Izzy Sheratzky pursuant to which Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides us full-time services to our company under the same terms of his previous employment as Chief Executive Officer and also act as Chairman of our Board of Directors. Pursuant to the agreement, A. Sheratzky Holdings will receive compensation equal to NIS 63,250, or approximately $16,900, per month, adjusted for inflation, and linked to the Israeli CPI since 2003, plus reimbursement of certain business expenses. In addition, Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement is automatically renewable for successive two-year periods until either party notifies the other of its intention to terminate the agreement, by providing a 180-day prior written notice. Whereas the term of the agreement exceeds three years, under recent amendments to the Law, our audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014. Whereas under Israeli laws, chairman of the board who is related to a chief executive officer of a company cannot continue to act in such capacity without shareholders' approval with a special majority as determined under Israeli laws and such majority was not obtained, Mr. Sheratzky ceased to act as chairman of our board, nonetheless, Mr. Sheratzky was appointed by our board to serve as president of our company and in such capacity he continues to provide the services as determined by the agreement.

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

The aggregate amounts paid to A. Sheratzky Holdings in 2009, 2010 and 2011 were approximately $2,929,000, $3,311,000 and $3,254,000, respectively (all numbers include value added tax).

On March 23, 1998, we entered into a financial services agreement with our director, Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or approximately $1,100, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or approximately $4,300, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in each of the years 2010 and 2011 were approximately $55,000 and $59,000, respectively. Whereas the term of the agreement exceeds three years, under recent amendments to the Law, our audit committee, board of directors and shareholders have ratified and approved the agreement with Professor Kahane which according to current Israeli law will remain in force and effect until May 11, 2014.

On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. entered into an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that Company in consideration of monthly payments in the amount of NIS 25,000 or $7,100, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky will report to our CEO. The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007. The aggregate amounts paid to Mr. Gil Sheratzky in 2010 and 2011 were approximately $175,000 and $203,000, respectively. Whereas the term of the agreement exceeds three years, under recent amendments to the Law, our audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014.

        On May 29, 2002, Rinat Yogev Nadlan,  a company controlled by our controlling shareholder, Izzy Sheratzky and Messrs. Yigal Shani, Amos Kurz and Avner Kurz, our directors, entered into an agreement with our recently sold subsidiary Ituran Cellular Communication for the lease of a property held by Rinat Yogev Nadlan, which will expire on February 2012. The aggregate amounts paid to Rinat Yogev Nadlan in each of 2008, 2009 and 2010 were approximately $74,000 (all numbers include value added tax).

In November 2011 our board of directors appointed Mr. Yoav Kahane as a member of our audit committee in place of Mr. Ze'ev Koren. On such date, our audit committee and board of directors approved compensation for Yoav Kahane for serving as a member of our audit committee and compensation for Mr. Ze'ev Koren for serving as the Chairman of our board of directors, with such compensation to equal the compensation awarded and paid to each of our external directors as promulgated under the Israeli laws. In 2010 and 2011, we paid the sum of NIS 277,000 (approximately $74,000) and NIS 321,000 (approximately $90,000) respectively to our external directors. The approval of compensation to Mssrs. Ze'ev Koren and Yoav Kahane was made pursuant to the Companies Regulations (Concessions in Interested Parties' Transactions), 2000, in lieu of convening a general meeting of our shareholders to approve such compensation. Under such regulations, any shareholder holding one percent of the issued share capital or voting rights in the company may notify us of his objection to the approved compensation under the aforementioned regulations and may request, within fourteen (14) days of publication of this report. In the event that a notice is so delivered to us, we shall be obliged under Israeli law to convene a general meeting to approve such compensation.

In April 2012, our audit committee and board of directors approved compensation in the monthly sun of US$8,000 to Mr. Avner Kurz, our director, to be paid by our subsidiary in Brazil in respect of consulting services to be provided by Mr. Kurz to our subsidiary. The agreement shall enter into effect on November 15, 2011 and shall remain in full force and effect for a term of two years, automatically renewable for a further term of two years, subject to the requirements under Israeli law concerning the approval of interested parties' transactions. The agreement is yet to be approved by our shareholders in the next general meeting which is scheduled to be held on May 21, 2012.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2010 and 2011, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from ERM in the sum of approximately NIS 31.6 million (or approximately $8.5 million) and NIS 29.3 million (or approximately $8.2 million), respectively.  Ituran and E-Com Global Electronic Commerce Ltd. (our wholly owned subsidiary) acquired a license from our subsidiary, Mapa, to use Mapa’s GISrael-Navigator database in order to incorporate such database in our navigation based products. In 2010 and 2011, we paid the aggregate sum of approximately US$170,000 and $185,000 respectively, for the use of such license.

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

        The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations. In its pleadings, Leonardo is seeking alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of our ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of our ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo's alleged claim that that on January 29, 2002 a "triggering event" as defined in the agreement occurred entitling Leonardo the option to redeem the notes. On June 13, 2011, the district court in its decision rejected Leonardo's three alternative claims (a) to (c) as detailed above and accepted Leonardo's fourth claim that on January 29, 2002 a "triggering event", as defined in the agreement occurred, entitling Leonardo the option to redeem the notes. In its decision, the court ordered us to pay the sum of approximately US$9.6 million, to be paid in accordance with the exchange rate in NIS at the date of the occurrence of the "triggering event", plus interest and linkage differences by law and in addition legal expenses in the sum of NIS 1.2 million (approximately US$0.3 million), which total approximately the sum of NIS 78.7 million (approximately US$22.7 million) at that time. We filed a motion with the district court to correct an error in the court's ruling on the basis of a mistake in converting the sum of $9.6 million to NIS based on the exchange rate on January 29, 2002 and adding to the sum to be paid by us to Leonardo linkage differences and interest to sums paid in NIS under law instead of payment of the sum of $9.6 million in US dollars and interest at the rate of Libor + 1% to sums payable in foreign currency under law – the difference of which was estimated by us to be approximately US$10 million, which was denied by the court on July 17, 2011. We filed an appeal with the Supreme Court, in which we appealed the district court's decisions dated June 13, 2011 and July 17, 2011. In addition, we appealed the legal expenses and costs which we were ordered to pay according to the district court's decision. Leonardo counter-appealed the district court's decision in dismissing Leonardo's alternative claims (a) to (c) as detailed above in addition to the court's decision to apply interest by law and not default interest under the terms of the financial transaction between Leonardo and us as well as the legal expenses and costs which we were ordered to pay. A hearing was scheduled to be held in January 2013. Based on the opinion of our legal counsel, we cannot predict the outcome of our appeal or the chances of success of the counter-appeal. In the event that Leonardo shall prevail in its counter-appeal, we may be subject to additional payments in substantial amounts.

On July 8, 2005, a class action was filed against our subsidiary, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be heard as part of a class action. Such motion was denied by the court, the pre-certification discovery process was completed and a certification hearing is yet to be scheduled. The plaintiff agreed to limit the class action to Pennsylvania actions only. If plaintiffs prevail, we estimate that the reasonably possible risk of loss to our subsidiary pursuant to the provisions of the Telephone Consumer Protection Act is within the maximum range of $500,000 to $750,000 for all class plaintiffs, plus punitive damages and expenses (this amount is not considered material for the company). However, based upon rulings by the Court in Philadelphia in another matter, we believe that the class action will be certified but that it is probable that a significant portion of the individual class members will unlikely qualify for inclusion in a class or be able to satisfy the burden of proof necessary for compensation. Even if the plaintiffs prevail, we believe that the resolution of this claim will not have a material effect on our revenues, operations or liquidity.

         In 2008 we commenced arbitration proceedings with ST (Infocomm) Ltd., to whom we sold our shareholdings in our subsidiary, Telematics Wireless Ltd. on December 31, 2007 regarding the adjustments to be made, if at all, to the purchase price paid by ST to us (which adjustments are to be determined based on the performance parameters of Telematics for the years 2007 and 2008 based on its financial statements for such periods). In 2008 we received a notice from ST claiming that based on Telematics’ performance parameters for the year 2007, the purchase price needs to be decreased by an amount of approximately US$10 million, according to the provisions of the sale agreement between Ituran and ST. We rejected ST’s claims and requested that certain amounts be released from escrow held in order to secure any payments by Ituran resulting from any adjustments to the purchase price under the terms of the agreement with ST. On February 10, 2011 the Arbitrator delivered his determination according to which, ST’s main claims for adjustments to the purchase price were rejected and based on Telematics’ 2007 financial statements, the purchase price was reduced by approximately US$4.4 million. The Arbitrator determined that an amount of US$572,000 including interest accrued thereon was to be released from escrow and paid to us. The remainder funds held in the Adjustment Escrow Amount are to be kept in escrow pending determination of any reduction to the adjustment of the purchase price based on Telematics’ 2007 financial statements.   In an agreement reached with ST in October 2011, it was determined that sum of US$4.4 million (and interest accrued thereon) be released from the Adjustment Escrow Amount to ST and that the company shall waive its claims for an adjustment of the reduction in the purchase price based Telematics' 2008 financial statements. In addition, an amount of $3 million was released to Ituran from the second escrow account (in which originally the sum of $7.5 million out of the purchase price was deposited), without derogating from ST's claims for indemnification under the purchase agreement In October 2011, an amount of US$ 4.65 million (including exchange differences) was released to ST.  The remainder of US$ 4.9 million shall remain in escrow until ST's claims are resolved.

        On December 21, 2009, we have also received from ST a letter seeking indemnification under the purchase agreement for an alleged breach of certain representations made by Ituran under the purchase agreement, claiming damages in an amount of approximately US$4.3 Million. ST's letter also included an allegation in respect of a possible and additional breach of a representation in an additional amount of approximately US$4.3 million, even though no damages were incurred by ST or by Telematics. The Company and the Purchaser are currently undergoing preliminary proceedings prior to entering into arbitration proceedings and signing a binding arbitration agreement. We believe based on the assessment of our legal counsel that, the claims made by ST as stated in their letter have no merits and intend to vigorously defend ourselves against such claims. For further details concerning the sale of Telematics to ST, see Item 4.A – Information on the Company, under the caption “History and Development of the Company” above.

On July 13, 2010 the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. The tax deficiency notice is in the amount of R$36,499,984 (approximately US$22.1 million) plus interest in the amount of R$30,282,420 (approximately US$18.2 million) and penalties in the amount of R$66,143,446 (approximately US$40 million).  The decision of the administration first level was unfavourable to us and we have filed an appeal to the Administrative Court of Appeals in São Paulo. On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in our favor. On the date of this report we were made aware that a few days ago, the State Revenue Services of São Paulo filed an administrative appeal at the Administrative Court. As of the date of this report the Company has not received the appeal yet and is unaware of its content. Such an appeal must be well grounded otherwise the chances that the prior Administrative Court's decision will be reversed is remote. In case the State of São Paulo is successful at the Administrative appeal, we are entitled to challenge the Administrative Court's decision in a court of law. We received a legal opinion from a prominent law firm in Brazil that the merits of the case are overwhelmingly favorable to us, determining among other things that the imposition on the subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal. We believe, based on the legal opinion of the subsidiary's Brazilian legal counsel and considering the results of the Administrative Court's decision in favor of the subsidiary, and that the chances of success are highly probable.

While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

On June 24, 2010 the Brazilian Internal Revenue Service issue a tax assessment that claim the payment of R$2,847,893.96 (approximately US$1.58 million) plus interest in the amount of R$1,089,904.60 (approximately US$600 thousand) and penalties in the amount of R$3,633,365.35 (approximately US$2 million), which is composed of Income Tax 25%, Social Contribution 9%, fine at the rate of 150% on the principal sum plus interest , by reason of the offsetting on October 1, 2005, the amount of approximately US$ 3.8 million, of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administration first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo and await the decision of the Administrative Court of Appeal. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit and intend to vigorously defend ourselves against such claim.

On March 21, 2011 we received a purported class action lawsuit which was filed against us in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from us charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. On March 5, 2012 the court approved a settlement without admission reached with the plaintiff, for a payment of NIS 5,000 to the plaintiff and NIS 25,000 as reimbursement of the plaintiff's legal fees and dismissal of the lawsuit as a class action.

Dividend distribution policy

On November 16, 2009, we adopted a dividend distribution policy, providing for an annual dividend distribution in an amount equal to 50% of our net profits, calculated based on the financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year.

According to our current dividend policy and Israeli law, a quarterly dividend will only be declared and paid if, in the discretion of the Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due. Our dividend policy may change from time to time at the discretion of our Board of Directors. Due to the foregoing restrictions on our dividend policy, and given our current financial condition and our current cash flows from operations, we do not believe that our dividend policy restricts our growth.

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

        B.       SIGNIFICANT CHANGES

        Except for as stated in this annual report, there are no significant changes as of December 31, 2011.

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

	High	Low

During the last six months
March 2012	15.72	13.20
February 2012	14.32	13.39
January 2012	14.45	13.13
December 2011	13.95	12.23
November 2011	13.24	11.76
October 2011	13.61	11.70

During each fiscal quarter of 2010 and 2011
First Quarter 2012	15.72	13.13
Fourth Quarter 2011	13.95	11.72
Third Quarter 2011	14.82	11.65
Second Quarter 2011	16.27	13.77
First Quarter 2011	18.30	14.84
Fourth Quarter 2010	17.53	14.39
Third Quarter 2010	15.23	13.00
Second Quarter 2010	16.19	13.25
First Quarter 2010	16.89	12.90

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel-Aviv Stock Exchange. U.S. dollars per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	ow
Annual:
2011	65.09	42.00	18.09	11.81
2010	62.60	48.55	17.54	12.86
2009	50.43	25.73	13.35	6.06
2008	44.02	22.84	12.85	5.68
2007	66.41	37.97	15.72	9.82
Quarterly:
First Quarter 2012	57.85	49.12	15.28	13.16
Fourth Quarter 2011	52.40	43.27	13.80	11.50
Third Quarter 2011	49.87	42.00	14.68	11.81
Second Quarter 2011	54.89	46.46	16.17	13.47
First Quarter 2011	65.09	51.85	18.09	14.90
Fourth Quarter 2010	62.60	52.00	17.54	14.27
Third Quarter 2010	58.99	49.30	15.19	12.97
Second Quarter 2010	62.30	50.27	16.02	12.99
First Quarter 2010	62.05	48.55	16.64	12.86

Most recent six months:
March 2012	57.85	49.13	15.28	13.19
February 2012	52.40	49.27	14.10	13.18
January 2012	54.50	49.12	14.22	13.16
December 2011	52.40	47.41	13.80	12.70
November 2011	48.19	44.98	12.92	11.85
October 2011	47.76	43.27	13.05	11.50

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

Our Corporate Practices Under The Israeli Companies Law

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16. This amendment implements a comprehensive reform in corporate governance. Most of the provisions of this amendment became effective 60 days after its official publication in the Israeli Official Gazette, which was published on March 15, 2011 and the remaining provisions became effective 180 days after the aforementioned dated. A summary of the principal changes introduced by Amendment No. 16 is set forth below:

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

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest was increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company; in addition, any such extraordinary transaction whose term is more than three years, require approval as described above every three years, unless (with respect to transactions not involving management fees) the audit committee approves that a longer term is reasonable under the circumstances;

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

•
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

•
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

•
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

•	A breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company.

•	A breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder.

•	A financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, civil fine, monetary penalty or forfeit levied against the office holder.

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

We urge our shareholders to consult with your own tax advisor regarding the tax consequences of acquiring, owning or disposing of our ordinary shares, including the effects of US federal, state, local and foreign and other tax laws. This summary does not constitute, and should not be construed as, legal or tax advice to holders of our shares. Distribution Paid on the Ordinary Shares

As of November 16, 2009, our dividend policy provides for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid.

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, US Holders, for US federal income tax purposes, will generally   be required to include in their gross income as ordinary dividend income (unless qualifies as “qualified dividend income”) in the amount of any distributions made to them in cash or property (other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders), with respect to their ordinary shares, before reduction for any Israeli taxes withheld (without regard to whether any portion of such tax may be refunded to them by the Israeli tax authorities), to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, distributions in excess of our current and accumulated earnings and profits as determined under US federal income tax principles will be applied first against, and will reduce their tax basis in, your ordinary shares and, to the extent they exceed that tax basis, will then be treated as capital gain. We do not maintain calculations of our earnings and profits under US federal income tax principles. Our dividends will not qualify for the dividends-received deduction generally available to corporate US Holders.

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

A non-corporate US Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 15%. This reduced rate applicable to “qualified dividend income” does not apply to tax years beginning after December 31, 2012. For purposes of determining whether a non-corporate US Holders will have “qualified dividend income,” “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

        In addition, under current law, a non-corporate US Holder must generally hold his ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date in order for the dividend to qualify as “qualified dividend income.”

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

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate US Holders generally are subject to a lower maximum marginal US federal income tax rate than the maximum marginal US federal income tax rate applicable to ordinary income, other than qualified dividend income, as defined above, generally , not exceeding 15%. This reduced rate does not apply to tax years beginning after December 31, 2012.The deductibility of capital losses by a US Holder is subject to limitations. In general, any gain or loss recognized by a US Holder on the sale or other disposition of ordinary shares will be US source income or loss for US foreign tax credit purposes. US Holders should consult their own tax advisors concerning the source of income for US foreign tax credit purposes and the effect of the US-Israel Tax Treaty on the source of income.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax.  In 2011 the corporate tax rate was 24% on their taxable income. The corporate tax rate was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards. Recently, the Tax Burden Law, was published by the Government of Israel. The Tax Burden Law canceled the scheduled progressive reduction of the corporate tax rate and instead fixed the corporate tax rate at 25% from 2012 and onwards. Capital gains derived after January 1, 2010 are subject to a corporate tax rate imposed in the sale year.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended

Under the Israeli law, subsidiaries of the company are entitled to various tax benefits by virtue of the "preferred enterprise" status that was granted to their production under the "Investment Law".

Tax benefits under the 2005 Amendment

On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election).

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise, or the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets at the end of the year before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year, or twelve years from the first day of the Year of Election. The Commencement Year is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise - Year of Election. The tax benefits granted to a Beneficiary Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes:

•
Exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Beneficiary Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that we may be distributed. The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Beneficiary Enterprise;

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Beneficiary Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

The benefits available to a Privileged Enterprise are conditioned upon terms stipulated in the Investment Law. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

Reform of the Investments Law

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years. The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

A Preferred Company (as defined in the Investments Law) may generally elect to apply the provisions of the amendment to preferred income produced or generated by it commencing from January 1, 2011. The amendment provides various transitional provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form, or to continue existing investment programs under the provisions of the Investment Law in its previous form for a certain period of time.

The subsidiaries decided to adopt the law's instructions at its wording upon its correction starting from 2011.

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

As of the beginning of 2012, non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, hold, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5% , provided, however, that no more than 25% of our gross income for such previous tax year (if any) consists of interest or dividends (other than dividends or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting stock of which is owned by us at the time such dividends or interest is received). We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A distribution of dividend to non Israeli resident from income attributed to an Benefited Enterprise/ Preferred Enterprise will be generally subject to withholding tax rates of 15%, subject to a reduced rate under the provisions of any applicable double tax treaty.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange, and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. Furthermore, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) hold 25% or more of their means of control (i.e., the right to vote at the general meeting or to nominate directors or the chief executive officer), or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly;  In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, U.S. resident would be permitted to claim a credit for the Israeli taxes against the U.S. federal income tax impose with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes. In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.  Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2009, 2010 and 2011, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2009, 2010 and 2011, we derived approximately 9.2%, 8.3% and 8.9% of our revenues in dollars, 45.5%, 43.1% and 44.5% in NIS, 36.7%, 41.3% and 39.0% in Brazilian Reals and 8.6%, 7.3% and 7.7% in Argentine Pesos, respectively. In fiscal years 2009, 2010 and 2011, 17.2%, 17% and 15% of our expenses were incurred in dollars, 41.2%, 37.9% and 35.2% in NIS, 34.3%, 38.5% and 43.9% in Brazilian Reals and 7.3%, 6.7% and 6.8% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2011, accumulated other comprehensive income decreased by $9.0 million compared to the year 2010. In the year 2010, accumulated other comprehensive income increased by $5.1 million compared to the year 2009. In the year 2009, accumulated other comprehensive income increased by $5.7 million compared to the year 2008. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2008		2009		2010		2011
	Actual	At 2007 exchange rates(1)	Actual	At 2008 exchange rates(1)	Actual	At 2009 exchange rates(1)	Actual	At 2010 exchange rates(1)
	(In thousands)
Revenues	$132,616	$122,064	$121,381	$131,327	$147,825	$140,521	$160,167	$154,864
Gross profit	63,619	57,235	60,559	66,555	72,651	68,574	79,432	76,284
Operating income	25,660	22,366	24,382	27,492	30,668	28,775	26,583	25,557

(1)           Based on average exchange rates during the period.

        Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, "Derivatives and Hedging" the results of which are reflected in our income statements as revenues or cost of revenues. From time to time, we enter into such forward contracts generally of 3 to 18 months’ duration in order to hedge a portion of our foreign currency risk on the subscription fees payable in connection with our location-based services. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate. However, during 2010, usage of such derivatives was limited. See Note 20 to our consolidated financial statements included elsewhere in this report.

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2009		2010		2011
	Par* Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In USD thousands)
Forward contracts on exchange rate (buy NIS and sell US$)	6,000	14	10,000	32	-	-
Forward contracts on exchange rate (buy US$ and sell NIS)	4,500	122	-	-	-	-
Total	10,500	136	10,000	32	-	-

*Par value information is based on the foreign exchange rate at year end

Interest rate risk

We invest our cash balances primarily in NIS, Brazilian real and Argentine peso bank deposits and therefore, we are exposed to interest rate fluctuation in those currencies. , but we do not believe such risks to be material. We do not use derivative financial instruments to limit exposure to interest rate risk.

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.A	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15	CONTROLS AND PROCEDURES

        (A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(B) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

 Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, utilizing the criteria described above. The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2011. Based on such assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

        Fahn Kanne & Co., a member firm of Grant Thornton International has served as our independent public accountants for each of the fiscal years ended in the two-year period ended December 31, 2011, and were re-elected by our shareholders until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & Co., for the year ended December 31:

	2010	2011

Audit Fees	200	248
Audit Related Fees	-	-
Tax Fees	4	42
All Other Fees	21	52
Total	225	342

The audit fees for the years ended December 31, 2010 and 2011, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran, consent and assistance with review of documents filed with the SEC.

Tax fees for the years ended December 31, 2010 and 2011, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits.

Other fees for the year ended December 31, 2010 and 2011, were for services related to correspondences with the SEC; assistance in respect of legal claims against us and due diligence examination of investment opportunities.

Our audit committee has pre-approved certain audit and non-audit services provided by Fahn Kanne & Co. during the years 2010 and 2011, up to a certain amount.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2011, the Company did not purchase any of its shares

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 5615(a)(3), or Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 5615(a)(3). A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 5615(a)(3), must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In reliance upon Rule 5615(a)(3) , as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of its board of directors be independent , (ii) an audit committee comprised solely of members who are able to read and understand fundamental financial statements or (iii) a nominating committee . As a result, we have elected to follow Israeli law regarding independence requirements of our Board of Directors and the composition of our Board of Directors will remain as is. See “External directors” above. Similarly, we have elected to follow Israeli law with regard to the composition of our existing audit committee, which has three independent (as defined in Marketplace Rule 5615(a)(3) members, two of whom are “external directors” under the Israeli Companies Law and meet the requirements of Nasdaq Marketplace Rule 5605(c)(2)(A)(ii)) and at least one of which meets the requirement of the Directive of the Israel Securities Authority that one non-employee member has “financial and accounting skills” to, among other things, understand, on a high level, matters relating to business, accounting, internal auditing and financial statements. See also “Audit Committees” above. In addition, our Board of Directors will not appoint a nominating committee and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, Board of Directors members (other than the External Directors) are nominated by our Board of Directors, as is the custom in Israel. By law, shareholders holding at least 1% of a company’s voting rights may nominate directors and our company complies with this law.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report.

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Changes in Equity	F-6-F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to Consolidated Financial Statements	F-10-F-47

ITEM 19.	EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company (1)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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
as of December 31, 2011

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2011

=======================
=============

Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE STOCKHOLDERS OF
ITURAN LOCATION AND CONTROL LTD.

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Board of Directors and management of the Company.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of Ituran Argentina S.A. (Ituran Argentina), a subsidiary of the Company, which statements reflect total assets of 10.6% and 7.6% as of December 31, 2011 and 2010, respectively, and total revenues of 7.7% and 7.3% for the years ended December 31, 2011 and 2010, respectively, of the related consolidated totals.  We also did not audit the financial statements of Teleran Holding Ltda. (Teleran) and Ituran Argentina, subsidiaries of the Company, which statements reflect total revenues of 41%, for the year ended December 31, 2009, of the related consolidated totals.  Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinion insofar as it relates to the amounts included for Teleran and Ituran Argentina, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 30, 2012 expressed an unqualified opinion.

/s/FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)
Tel-Aviv, Israel
April 30, 2012

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2011	2010

Current assets
Cash and cash equivalents	35,270	46,674
Deposit in escrow (Note 12A1)	-	5,238
Investments in marketable securities	68	1,509
Accounts receivable (net of allowance for doubtful accounts)	25,294	31,161
Loan to former employee	340	-
Other current assets (Note 2)	15,165	12,770
Inventories (Note 3)	10,881	8,501
	87,018	105,853

Long-term investments and other assets
Deposit in Escrow (Note 12A1)	4,888	7,858
Investments in affiliated company (Note 4A)	207	220
Investments in other company (Note 4B)	80	86
Other non-current assets (Note 5)	2,216	3,709
Loan to former employee	-	558
Deferred income taxes (Note 16)	5,568	4,934
Funds in respect of employee rights upon retirement	4,741	4,498
	17,700	21,863

Property and equipment, net (Note 6)	40,870	46,147

Intangible assets, net (Note 7)	3,355	4,402

Goodwill (Note 8)	8,514	10,079

Total assets	157,457	188,344

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2011	2010

Current liabilities
Credit from banking institutions (Note 9)	390	98
Accounts payable	9,319	10,506
Deferred revenues	7,869	6,714
Litigation obligation (Note 12A2)	-	21,852
Other current liabilities (Note 10)	20,966	18,089
	38,544	57,259
Long-term liabilities
Long term Loans (Note 11)	173	233
Liability for employee rights upon retirement	6,865	6,472
Provision for contingencies	4,250	5,324
Other non-current liabilities	753	1,974
Deferred revenues	728	873
Deferred income taxes (Note 16)	792	1,046
	13,561	15,922
Contingent liabilities, liens and guarantees (Note 12)

Equity:
Stockholders’ equity (Note 13)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2011 and 2010 – 60,000,000 shares
Issued and outstanding – December 31, 2011 and 2010 – 23,475,431 shares
Additional paid- in capital	71,927	71,927
Accumulated other comprehensive income	14,153	23,226
Retained earning	43,185	43,689
Treasury stock at cost – December 31, 2011 and 2010 – 2,507,314 shares	(30,054)	(30,054)
Stockholders’ equity	101,194	110,771
Non-controlling interests	4,158	4,392
Total equity	105,352	115,163

Total liabilities and equity	157,457	188,344

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except per share data)	2011	2010		2009

Revenues:
Location-based services	120,410	108,101		91,574
Wireless communications products	39,757	39,724		29,807
	160,167	147,825		121,381
Cost of revenues:
Location-based services	49,157	40,820		33,377
Wireless communications products	31,578	34,354		27,445
	80,735	75,174		60,822

Gross profit	79,432	72,651		60,559
Research and development expenses	631	481		372
Selling and marketing expenses	8,543	8,675		7,684
General and administrative expenses	34,984	31,671		27,213
Other expenses, net (Note 14)	8,691	1,156		908
Operating income	26,583	30,668		24,382
Other expenses	(819)	(14,745	)(*)	-
Financing income, net (Note 15)	2,100	139		1,604
Income before income tax	27,864	16,062		25,986
Income tax (Note 16)	(5,655)	(6,286)		(7,139)
Share in income (losses) of affiliated companies, net	(23)	(3)		13
Net income for the year	22,186	9,773		18,860
Less: Net income attributable to non-controlling interest	(908)	(1,071)		(668)
Net income attributable to the Company	21,278	8,702		18,192

Basic and diluted earnings per share attributable to Company’s stockholders (Note 17)	1.01	0.42		0.87

Basic and diluted weighted average number of shares outstanding
Basic	20,968	20,968		20,968

Diluted	20,968	20,968		20,977

(*)           See Notes 12A2.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars (except for number of shares)
Balance as of January 1, 2009	23,476	1,983	73,554	12,091	51,981	(30,054)	3,124	112,679
Changes during 2009:
Net income	-	-	-	-	18,192	-	668	18,860
Gains on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	5,658	-	-	94	5,752
Losses in respect of derivative financial instruments designated for cash flow hedge, net of related taxes	-	-	-	(488)	-	-	-	(488)
Realized losses in respect of derivative instrument designated for cash flow hedge , net of related taxes	-	-	-	366	-	-	-	366
Unrealized gains from available for sale marketable securities	-	-	-	180	-	-	-	180
Reclassification adjustment on available for sale	-	-	-	229	-	-	-	229
Total comprehensive income	-	-	-	-	-	-	-	24,899
Dividend paid to non-controlling interest	-	-	-	-	-	-	(169)	(169)
Dividend paid	-	-	-	-	(3,566)	-	-	(3,566)
Balance as of January 1, 2010	23,476	1,983	73,554	18,036	66,607	(30,054)	3,717	133,843
Changes during 2010:
Net income	-	-	-	-	8,702	-	1,071	9,773
Gains on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	5,068	-	-	227	5,295
Acquisition of non-controlling interests	-	-	(1,627)	-	-	-	(623)	(2,250)
Losses in respect of derivative financial instruments designated for cash flow hedge, net of related taxes	-	-	-	(103)	-	-	-	(103)
Realized losses in respect of derivative instrument designated for cash flow hedge , net of related taxes	-	-	-	225	-	-	-	225
Total comprehensive income								12,940
Dividend paid	-	-	-	-	(31,620)	-	-	(31,620)
Balance as of December 31, 2010	23,476	1,983	71,927	23,226	43,689	(30,054)	4,392	115,163

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars (except for number of shares)
Balance as of January 1, 2011	23,476	1,983	71,927	23,226	43,689	(30,054)	4,392	115,163
Changes during 2011:
Net income	-	-	-	-	21,278	-	908	22,186
Losses on translation of non-Israeli currency financial statements of subsidiaries and on translation of the functional currency to the reporting currency	-	-	-	(9,073)	-	-	(375)	(9,448)
Total comprehensive income								12,738
Dividend paid to non-controlling interest	-	-	-	-	-	-	(767)	(767)
Dividend paid	-	-	-	-	(21,782)	-	-	(21,782)
Balance as of December 31, 2011	23,476	1,983	71,927	14,153	43,185	(30,054)	4,158	105,352

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2011	2010	2009
Cash flows from operating activities
Net income for the year	22,186	9,773	18,860
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	17,801	15,875	12,530
Exchange differences on principal of deposit and loans, net	(429)	839	28
Gains in respect of trading marketable securities	(27)	(5)	(1,421)
Increase in liability for employee rights upon retirement	854	667	676
Share in losses (gains) of affiliated companies, net	23	3	(13)
Deferred income taxes	(2,224)	(1,159)	988
Capital losses (gains) on sale of property and equipment, net	63	(299)	(2)
Decrease (increase) in accounts receivable	3,649	(4,669)	722
Increase in other current assets	(1,784)	(3,728)	(1,716)
Decrease (increase) in inventories	(2,985)	(73)	646
Increase (decrease) in accounts payable	(180)	(3,810)	1,734
Increase in deferred revenues	1,550	1,752	631
Increase in other current liabilities	7,355	3,568	4,063
Litigation obligation	-	14,745	-
Net cash provided by operating activities	45,852	33,479	37,726
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(563)	(662)	(794)
Capital expenditures	(16,161)	(18,344)	(15,698)
Intangible assets expenditures	(74)	(90)	-
Deposit in escrow	8,223	-	-
Deposit	384	(52)	(389)
Proceeds from sale of property and equipment	614	1,286	106
Investments in available for sale marketable securities	-	-	(182)
Investments in marketable securities	-	(2,664)	(34,467)
Sale of marketable securities	1,418	5,552	60,600
Sale of available for sale marketable securities	-	-	3,886
Adjustment of proceeds received from sale of subsidiary	(4,650)	-	-
Net cash provided by (used in) investment activities	(10,809)	(14,974)	13,062
Cash flows from financing activities
Short term credit from banking institutions, net	299	46	(316)
Repayment of long term loans	(46)	(18)	-
Acquisition of non-controlling interests	-	(2,250)	-
Dividend paid	(21,782)	(31,620)	(3,566)
Dividend paid to non-controlling interest	(767)	-	(169)
Settlements of litigation obligation in connection with financial transaction	(22,419)	-	-
Net cash used in financing activities	(44,715)	(33,842)	(4,051)
Effect of exchange rate changes on cash and cash equivalents	(1,732)	1,198	1,565
Net increase (decrease) in cash and cash equivalents	(11,404)	(14,139)	48,302
Balance of cash and cash equivalents at beginning of year	46,674	60,813	12,511
Balance of cash and cash equivalents at end of year	35,270	46,674	60,813

Supplementary information on investing activities not involving cash flows:

During the years 2010 and 2011, the Company purchased property and equipment in an amount of US$ 297 thousand and US$259 thousand respectively using a directly related liability.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2011	2010	2009

Interest paid	470	85	173

Income taxes paid, net of refunds	9,007	10,475	3,466	(*)

(*)	See Note 16A.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

a.
Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of location-based services and machine-to-machine wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

b.	Regarding the sale of the subsidiary, Telematics Wireless Ltd. (Telematics), see Note 12A1.

c.	Regarding the district court decision with respect to Leonardo P.L.’s claim, see Note 12A2.

d.	Regarding the tax dispute in Brazil, see Note 12A3.

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Real
At December 31,
2011	3.821	1.8758	136.79 points
2010	3.549	1.6662	133.89 points
2009	3.775	1.7412	130.42 points
Increase (decrease) during the year:
2011	7.66%	12.57%	2.2%
2010	(5.99)%	(4.31)%	2.7%
2009	(0.71)%	(25.49)%	3.9%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 1998 average 100.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

A.	General (cont.)

3.	Basis of presentation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

4.	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from the estimates.

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to contingencies, revenue recognition, valuation of goodwill, deferred taxes and tax liabilities and uncertainties.

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

Restricted cash is invested in certificates of deposit, which are used to ensure certain representations and warranties to third parties.  See Note 12A1.

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

As of December 31, 2011 and 2010 the investments in marketable securities covered by ASC Topic 320-10 were designated by management as trading securities.

Trading securities are stated at market value. The changes in market value are charged to financing income or expenses.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

E.	Marketable securities (cont.)

Trading gains for the year 2011 amounted to approximately US$ 22,000 in respect of trading securities held by the Group in the reporting period (US$ 30,000 and US$ 1,321,000 in 2010 and 2009, respectively).

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

The allowance in respect of accounts receivable at December 31, 2011 and 2010 was US$ 1,302,000 and US$ 1,553,000, respectively.

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

Non-marketable investments in other companies in which the Company does not have a controlling interest nor significant influence are accounted for at cost, net of write down for any permanent decrease in value.

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

From time to time the Company carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts) which are designed to hedge the cash flows expected to be paid with respect to forecasted purchases of inventory, denominated in currencies other than the functional currency of the Company. Such transactions were designated as hedging instruments on the date that the Company entered into such derivative contracts, and qualify as cash flow hedges under ASC Topic 815.

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

All other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financing income (expenses), net. At December 31, 2010, the balance of such derivative instruments amounted to approximately US$ 32,000 (assets) and approximately US$ 819,000 were recognized in the Statement of Income during the year ended that date as losses on derivative financial instruments. At December 31, 2011, US$ 314,000 were recognized in the statement of income as losses on derivative financial instruments.

See also Note 20B for further information.

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

The Group’s long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value (see Note 1O with respect to the annual impairment test of goodwill).  During 2011, 2010 and 2009, the Company recorded an impairment loss in an amount of US$ 904,000, US$ 157,000 and US$ 901,000, respectively.  See Notes 7 and 8.

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

US GAAP provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained were to be challenged by a taxing authority.  The assessment of the tax position is based solely on the technical merits of the position, without regard the likelihood that the tax position may be challenged.  If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.  See also Note 16K.

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

As required by ASC Topic 350, as amended by ASU No. 2011-08, “Testing for Impairment”, which amendment was early adopted by the Company in its annual consolidated financial statements for the year ended December 31, 2011, the Company chooses either to perform a qualitative assessment wheatear the two-step goodwill impairment test is necessary or proceeds directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis.  The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors.

When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (a more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the two-step goodwill impairment test. If the Company determines Otherwise, no further evaluation is necessary.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Goodwill and intangible assets (cont.)

When the Company decides or is required to perform the two-step goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value ("step 1"). If the fair value exceeds the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill is considered not to be impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

The Company applies assumptions that market participants would consider in determining the fair value of each reporting unit.

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

See Notes 1M, 7 and 8, with respect to impairment of intangible assets and goodwill recorded in 2011, 2010 and 2009.

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, as follows

Years
GIS database	10
Customer base	5
Brand name	15
Other	3-10

P.	Contingencies

The Company and certain of its subsidiaries are involved in certain legal proceedings that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties.  Except for income tax contingencies, the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Liability for employee rights upon retirement (cont.)

The liability for employee rights upon retirement in respect of the employees of the non-Israeli subsidiaries of the Company, is calculated on the basis of the labor laws of the country in which the subsidiary is located and is covered by an appropriate accrual.

Severance expenses for the years ended December 31, 2011, 2010 and 2009, amounted to US$ 1,172,000, US$ 770,000 and US$ 576,000, respectively.

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

2.
The Company applies the provisions of ASC Topic 605-25, "Revenue Recognition - Multiple-Element Arrangements", as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis and if an arrangement includes a right of return relative to a delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Company. According to ASC 605-25, as amended, the Company requires to develop a best estimate of the selling price of the deliverables and the entire arrangement consideration is allocated to the deliverables based on the relative selling prices.

Revenues from SVR services subscription fees and from installation services, sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes as a single unit of accounting in accordance with ASC Topic 605-25, since the installation services element was determined not to have a value on a stand-alone basis to the customer. Accordingly, the entire contract fee for the two deliverables is recognized ratably on a straight-line basis over the subscription period.

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

Advertising expenses for the years ended December 31, 2011, 2010 and 2009 amounted to US$ 6.4 million, US$ 6.6 million and US$ 6.1 million, respectively.  Advertising expenses are presented among "selling and marketing expenses".

V.	Earnings per share

Basic earnings per share are computed by dividing net income attributable to the common shares, by the weighted average number of shares outstanding during the year, net of the weighted average number of treasury stock.

In computing diluted earnings per share, basic earnings per share are adjusted to reflect the potential dilution that could occur upon the exercise of options granted under employee stock option plans, using the treasury stock method, and the conversion of the convertible capital notes, using the if converted method.

W.	Other comprehensive income

Other comprehensive income, presented in equity, includes, in addition to net income:  a) translation gains (losses) of other than Israeli currency financial statements of subsidiaries and affiliated companies and translation gains and losses from the translation of the functional currency to the reporting currency; b) unrealized gains (losses) from available for sale marketable securities; and, c) gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

X.	Fair value measurements

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

Regarding the fair value measurements of financial assets and liabilities and the fair value hierarchy of such measurement, see Note 20C.

The Company also measures certain non-financial assets, consisting mainly goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired.  As of December 31, 2011, the Company measured the fair value of goodwill with a total carrying amount of US$ 5.8 million that is allocated to certain reporting units.  As a result of the above impairment test, the Company recorded an impairment loss of goodwill with a carrying amount of US$ 2 million to its implied fair value of US$ 1.3 million resulting an impairment charge of US$ 0.7 million with respect to one of the reporting units that were tested for impairment.  The fair value measurement of the non-financial assets is classified as level 3.  See also Notes 1O, 7 and 8.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

AA.	Recently issued accounting pronouncements

1.	Accounting pronouncements adopted in 2011

a.         ASC Topic 350, "Intangible-Goodwill and Others"

In September 2011, the FASB issued Accounting Standard Update No. 2011-08, “Testing for Impairment” (“ASU 2011-08”). ASU 2011-08 provides amendments to ASC No. 350 “Intangibles – Goodwill and Other”, with respect to the annual goodwill impairment test that adds a qualitative assessment allowing companies to first assess qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors to determine whether the existence of events leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If an entity determines that it is not more likely than not that its fair value is less than its carrying amount, then the first and second steps of the goodwill impairment test are not necessary. If an entity determines that it is more likely than not that its fair value is less than its carrying amount, then the first step of the two-step goodwill impairment test is necessary.

The objective of the new guidance is to simplify how companies test goodwill for impairment, and more specifically to reduce the cost and complexity of performing the goodwill impairment test. The guidance does not change the timing or the measurement of goodwill impairments.

ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company elected to early adopt the provisions of ASU 2011-08 and as permitted according to its guidance, performed a qualitative assessment to each of its reporting units which include goodwill.

b.         ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force. The amended guidance modified the criteria for recognizing revenue in multiple element arrangements and requires companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. In addition, the amendments eliminated the residual method for allocating arrangement considerations.

The amended guidance became effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for the Company). The adoption of the new guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

AA.	Recently issued accounting pronouncements (cont.)

1.	Accounting pronouncements adopted in 2011 (cont.)

c.         ASC Topic 985 - 605, "Software - Revenue Recognition"

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-14, “Certain Revenue Arrangements That Include Software Elements – a consensus of the FASB Emerging Issues Task Force”, to amend the scope of arrangements under ASC 985, Software, 605, “Revenue Recognition” to exclude tangible products containing software components and non-software components that function together to deliver a product’s essential functionality. Such components shall be subject to ASC Topic 605 - 25 “Revenue Recognition - Multiple-Element Arrangements”.

The amended guidance became effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for the Company). The adoption of the new guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

2.	Accounting pronouncements not yet effective:

a.	ASC Topic 220, "Comprehensive Income"

In June 2011, the FASB issued Accounting Standard Update No. 2011-05, “Comprehensive Income (Topic 220) - Presentation of Comprehensive Income” (“ASU 2011-05”).  ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity and requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

ASU 2011-05 will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (fiscal year 2012 for the Company) and should be applied retrospectively.

In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-12, which defers certain provisions contained in ASU 2011-05 promulgating the requirement to present components of reclassifications of other comprehensive income on the face of the income statement or in the notes to the financial statements. However, this deferral does not impact the other requirements contained in the new standard on comprehensive income as described above. ASU 2011-12 is effective during interim and annual periods beginning after December 15, 2011 fiscal year 2012 for the Company).  The adoption of ASU 2011-05 and ASU 2011-12 is not expected to have a material impact on the financial condition, results of operations or cash flows.

b.	ASC Topic 210, “Balance Sheet”

In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-11, “Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). ASU 2011-11, enhance disclosures about financial instruments and derivative instruments that are either offset in accordance with the Accounting Standards Codification or are subject to an enforceable master netting arrangement or similar agreement.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

AA.	Recently issued accounting pronouncements (cont.)

2.	Accounting pronouncements not yet effective (cont.):

b.	ASC Topic 210, “Balance Sheet” (cont.)

The amended guidance will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods (fiscal year 2013 for the Company) and should be applied retrospectively to all comparative periods presented.

The Company is currently evaluating the impact that the adoption of ASU 2011-11 would have on its consolidated financial statements, if any.

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2011	2010
Prepaid expenses	3,070	1,321
Government institutions	4,974	3,269
Deferred installation expenses	3,133	4,242
Deferred income taxes (*)	2,772	1,838
Advances to suppliers	954	1,807
Employees	103	140
Related parties	8	66
Others	151	87
	15,165	12,770

(*)	See Note 16.

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2011	2010
Finished products	9,496	6,780
Raw materials	1,289	1,584
Work in progress	96	137
	10,881	8,501

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANY

A.	Investments in affiliated company

Ecomtrade Ltd. (“Ecomtrade”)

The Company holds 50% of the shares of Ecomtrade.

The balance of the Company’s investment in Ecomtrade as of December 31, 2011 and 2010 was US$  207,000 and US$ 220,000, respectively.  As of December 31, 2011 and 2010, these balances included a loan in the amount of US$ 234,000 and US$ 246,000, respectively.

The loan is linked to the Israeli Consumer Price Index and bears interest.  The maturity date of the loan has not been determined.

B.	Investment in other company

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

Since January 1, 2008, the Company holds directly 10.64% of the shares of Locationet.

The balance of the Company’s investment in Locationet as of December 31, 2011 and 2010 was US 80,000 and US$86,000 respectively.

NOTE 5	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2011	2010

Government institutions	1,459	1,632
Deferred installation expenses	406	1,286
Deposits	351	791
	2,216	3,709

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2011	2010
Operating equipment (*)	66,695	68,613
Office furniture, equipment and computers	21,183	20,881
Land	1,022	1,160
Buildings	3,067	3,443
Vehicles	3,196	3,202
Leasehold improvements	2,528	2,701
	97,691	100,000
Less – accumulated depreciation and amortization (**)	(56,821)	(53,853)
	40,870	46,147

(*)	As December 31, 2011 and 2010, an amount of US$ 45.2 million and US$ 46.3 million is subject to operating lease transactions, respectively.

(**)	As at December 31, 2011 and 2010, an amount of US$ 25.5 million and US$ 23.1 million is subject to operating lease transactions, respectively.

B.
In the years ended December 31, 2011, 2010 and 2009, depreciation expense was US$ 16.1 million, US$ 14.7 million and US$ 10.4 million, respectively and additional equipment was purchased in an amount of US$ 16.5 million, US$ 18.6 million and US$ 15.7 million, respectively.

NOTE 7	-	INTANGIBLE ASSETS, NET

A.	Intangible assets, net, consists of the following:

	US dollars
	December 31,			December 31,
(in thousands)	2011	2011	2011	2010
	Original amount	Accumulated amortization	Unamortized balance	Unamortized balance
GIS database	4,052	(1,904)	2,148	2,753
Customer base	1,191	(1,011)	180	414
Brand name	1,230	(391)	839	997
Others (*)	5,719	(5,531)	188	238
	12,192	(8,837)	3,355	4,402

(*) See B below.

Amortization of intangible assets amounted to US$ 818,000 US$ 1,059,000 and US$ 1,180,000 for the years ended December 31, 2011, 2010 and 2009, respectively.  As of December 31, 2011, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2012 – US$ 730,000; 2013 – US$ 510,000; 2014 – US$ 510,000, 2015 US$ 510,000, 2016 – US$ 510,000.

B.
During 2009, the Company recorded an amount of US$ 751,000, as an impairment loss with respect to licenses held by a US subsidiary.  Such impairment was recorded due to the fact that such assets were no longer expected to be used.

    The impairment amount was included in "other expenses (income), net", and was based on valuation performed by management.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2010 are as follows:

	US dollars
(in thousands)	Location based services	Wireless communications products	Total

Balance as of January 1, 2010	5,375	4,264	9,639
Changes during 2010:
Impairment	(157)	-	(157)
Translation differences	285	312	597
Balance as of December 31, 2010	5,503	4,576	10,079
Changes during 2011:
Impairment (See B. below)	(904)	-	(904)
Translation differences	(334)	(327)	(661)
Balance as of December 31, 2011	4,265	4,249	8,514

The accumulated amount of impairment loss as of January 1, 2010 was US$ 719,000.

B.	During 2011, 2010 and 2009, the Company recorded an amount of US$ 904,000, US$ 157,000 and US$ 150,000, respectively, as impairment with respect to goodwill.

The impairment amount was included in "other expenses (income), net".

The Company performed its annual impairment test as of December 31, 2011 and recorded goodwill impairment in the total amount of US$ 0.7 in connection with a certain reporting unit..  The impairment was based on valuation performed by a third party appraiser.  The material assumption used for the income approach was 3 years of projected net cash flows, a discount rate of 18.4% and a long-term growth rate of 0% (See Note 1X regarding fair value measurement).

As part of the impairment amount recognized in 2011 and 2010, the Company recorded an impairment amount of US$ 157,000 and US$ 157,000, respectively, with respect to the remaining balance of goodwill allocated to a reporting unit comprised the activities of the US subsidiary on which operates in the location based services in the US.  The impairment was based on a valuation performed by management.

See also Notes 1O and 14.

NOTE 9	-	CREDIT FROM BANKING INSTITUTIONS

A.	Composition:

	Interest rates as of	US dollars
	December 31,	December 31,
(in thousands)	2011	2011	2010
	%
Revolving credit – in NIS	4.75-5.25	347	52
Current maturities of long-term loans	-	43	46
		390	98

B.	Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2011, aggregated to US$ 1.7 million.

C.	Liens – see Note 12B.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)
NOTE 10	-	OTHER CURRENT LIABILITIES

  Composition:

	US dollars
	December 31,
(in thousands)	2011		2010

Accrued expenses	11,800	(**)	8,879	(*)
Employees and institutions in respect thereof	3,363		3,174
Government institutions	5,062		5,757
Related party	47		91
Others	694		188
	20,966		18,089

(*)	Includes approximately US$ 4.4 million, regarding purchase price adjustment provision in connection with the sale of a subsidiary. This amount was paid in 2011 (see Note 12A1).

(**)	Includes approximately US$ 7.9 million, regarding the legal fees resulting from the claim described in Note 12A3.

NOTE 11	-	LONG-TERM LOANS FROM BANKING INSTITUTIONS

A.	Composition:

	Interest rates as of	US dollars
	December 31,	December 31,
(in thousands)	2011	2011	2010
	%
In NIS (unlinked)	4.25-4.75	216	279
Less- current maturities	-	(43)	(46)
		173	233

B.	Maturity dates

US dollars
December 31,
(in thousands)	2011
First year (current maturities)	43
Second year	173
216

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES

A.	Claims

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

In 2008, the Company received a notice from the Purchaser (ST (Infocomm) Ltd.), claiming that based on Telematics’ performance parameters for the year 2007, the purchase price needs to be decreased by an amount of approximately US$ 10 million (out of which $3 million was recognized according to management estimate as of the date of such claim, as a reduction of the capital gain, based on Telematics’ 2007 performance parameters, however, such reduction might have been decreased based on Telematics' performance parameters for the year 2008), according to the provisions of the sale agreement between the Company and the Purchaser.  The Company rejected the Purchaser's claims and requested that certain amounts be released from escrow held in order to secure payments by the Company resulting from any adjustments to the purchase price under the terms of the agreement with the purchaser.  On February 10, 2011 the Arbitrator delivered his determination according to which, the Purchaser's main claims for adjustments to the purchase price were rejected and based on Telematics’ 2007 financial statements, the purchase price should be reduced by approximately US$4.4 million. The Arbitrator determined that an amount of US$572,000 including interest accrued thereon was to be released from escrow and be available to the Company. The remainder funds held in the Adjustment Escrow Amount are to be kept in escrow pending determination of any reduction to the adjustment of the purchase price based on Telematics' financial statements.

In an agreement reached with the purchaser in October 2011, it was determined that the sum of US$4.4 million (and interest accrued thereon) be released from the Adjustment Escrow Amount to the purchaser and that the Company shall waive its claims for an adjustment of the reduction in the purchase price based on Telematics' 2008 financial statements.  In addition, an amount of US$3 million was released to Ituran from the second escrow account (in which originally the sum of US$7.5 million out of the purchase price was deposited), without derogating from the purchaser's claims for indemnification under the purchase agreement.

In October 2011, an amount of US$ 4.65 million . was released to ST.  The remainder of US$ 4.9 million shall remain in escrow until ST's arbitration are resolved.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

1.	(cont.)

On December 21, 2009, the Company also received from the Purchaser a letter seeking indemnification under the purchase agreement for an alleged breach of certain representations made by Ituran under the purchase agreement, claiming damages in an amount of approximately US$ 4.3 million.  The Purchaser's letter also included an allegation in respect of a possible and additional breach of representations in an additional amount of approximately US$ 4.3 million, even though no damages were incurred by the Purchaser or by Telematics.  The Company and the Purchaser are currently undergoing preliminary proceedings prior to entering into arbitration proceedings and signing a binding arbitration agreement.  Based on the assessment of its legal counsel, management believes that the claims made by the Purchaser as stated in their letter have no merits and intend to vigorously defend themselves against such claims.  Therefore, no provision amount was recognized with respect to the purchaser claims.

2.
The Company is involved in litigation with Leonardo L.P., a US based hedge fund ("Leonardo"), arising from a financial transaction entered into between the Company and Leonardo in February 2000. Pursuant to the terms of this financial transaction, the Company received a cash investment of $12 million in exchange for certain notes that were convertible into ordinary shares of the Company according to a predetermined formula. Pursuant to the formula, the conversion price of the notes was the lower of NIS 67.3 ($18.9) per share or an average trading price of the shares of the Company for a defined period prior to conversion.  The conversion price was used to determine the number of shares into which the notes may be converted by dividing the notional principal amount of the notes, initially $12 million, by the conversion price.  On the date the notes were issued, March 2, 2000, the notes were convertible into approximately 690,000 of the ordinary shares of the Company.  As part of the terms of this financial transaction, and, as required by the rules of the Tel-Aviv Stock Exchange ("TASE") where the ordinary shares of the Company are traded (at that time of the transaction and also at current), the Company was required to seek the approval from the TASE for the issuance of the ordinary shares underlying the notes. The TASE approved the issuance of 2,250,000 of the ordinary shares of the Company as the number of registered shares that could be issued under the notes. The Company understood the terms of the financial transaction with Leonardo to provide that, except in certain limited circumstances, the amounts advanced to the Company, together with accrued interest on these advances at the annual rate of 3.5%, would be repaid and satisfied solely through the delivery of ordinary shares and that under no circumstance would the Company be required to deliver more than 2,250,000 of its ordinary shares. The Company believes that Leonardo also recognized that there was a limit on the number of shares issuable under the notes, and in fact at no time on or prior to the maturity date of the notes did Leonardo seek to convert the notes for more than 2,250,000 of the ordinary shares of the Company.  Prior to the maturity date of the notes, Leonardo converted approximately $6.7 million of the notional principal amount of the notes into an aggregate of 2,241,594 of the ordinary shares of the Company. The Company believes that the holders of the notes were therefore only entitled to convert the balance of their notes into 8,406 shares, although in the pending litigation Leonardo has indicated that it does not believe that the notes were subject to any limit on the number of shares that could be issued to them on conversion and tried to recover damages based on this allegation.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

2.	(cont.)

The terms of the documents and agreements that comprise the financial arrangement with Leonardo contain provisions regarding the repayment and conversion of the notes which may be regarded as conflicting or subject to different interpretations.  In its pleadings, Leonardo claimed for alternative remedies and relief, including (a) the repayment in cash of the balance of the notes in the amount of approximately $6.2 million (plus accrued interest and expenses), (b) the delivery to Leonardo of the maximum number of the Company’s ordinary shares into which the notes could have been converted on the maturity date without regard to the 2,250,000 share limitation, or 3,516,462 ordinary shares, plus additional monetary damages, (c) the payment of a cash amount equal to the amount obtained by multiplying the 3,516,462 shares mentioned in the preceding clause by the highest trading price of the Company’s ordinary shares between the maturity date and the date of the court’s decision, plus interest or expenses; or (d) an additional alternative remedy, that does not alter the sum of the original claim – $9.6 million, plus interest and expenses – based on Leonardo's alleged claim that on January 29, 2002 a "triggering event" as defined in the agreement occurred entitling Leonardo the option to redeem the notes.

On June 13, 2011, the district court in its decision rejected Leonardo's three alternative claims (a) to (c) as detailed above and accepted Leonardo's fourth claim that on January 29, 2002 a "triggering event", as defined in the agreement occurred, entitling Leonardo the option to redeem the notes. In its decision, the court ordered the Company to pay the sum of approximately US$9.6 million, to be paid in accordance with the exchange rate in NIS at the date of the occurrence of the "triggering event", plus interest and linkage differences by law and in addition legal expenses in the sum of NIS 1.2 million (approximately US$0.3 million), which total approximately the sum of NIS 78.7 million (approximately US$22.7 million) at that time. The Company filed a motion with the district court to correct error in the court's ruling on the basis of a mistake in converting the sum of $9.6 million to NIS based on the exchange rate on January 29, 2002 and adding to the sum to be paid by the Company  to Leonardo linkage differences and interest to sums paid in NIS under law instead of payment of the sum of $9.6 million in US dollars and interest at the rate of Libor + 1% to sums payable in foreign currency under law – the difference of which was estimated by the Company to be approximately US$10 million, which was denied by the court on July 17, 2011. The Company filed an appeal with the Supreme Court, in which it appealed the district court's decisions dated June 13, 2011 and July 17, 2011. In addition, the Company appealed the legal expenses and costs which they were ordered to pay according to the district court's decision. Leonardo counter-appealed the district court's decision in dismissing Leonardo's alternative claims (a) to (c) as detailed above in addition to the court's decision to apply interest by law and not default interest under the terms of the financial transaction between Leonardo and the Company as well as the legal expenses and costs which we were ordered to pay. A hearing was scheduled to be held in January 2013. Best on the assessment of its legal counsel, the company   cannot predict the outcome of its appeal or the chances of success of the counter-appeal. In the event that Leonardo shall prevail in its counter-appeal, the Company may be subject to additional payments in substantial amounts.

As a result of the above district court decision, the Company has presented an amount of approximately US$ 21.8 million as a current liability within the balance “Litigation obligation”, as of December 31, 2010, which amount was composed of the US$ 5.9 million that was presented in past period as Capital Notes and the remainder, in the sum of approximately US$ 14.7 million was recognized as an other non-operating expenses in the consolidated statements of income of fiscal year 2010.

In October 2011, the Company .paid Leonardo an amount of US$ 22.5 million.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

3.
On July 13 2010, the State Revenue Services of São Paulo issued a tax deficiency notice against the subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda. (the "subsidiary"), claiming that the vehicle tracking and monitoring services provided by the subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of the subsidiary during the period between August 2005 and December 2007. The tax deficiency notice is in the amount of R$36,499,984 (approximately US$22.1 million) plus interest in the amount of R$30,282,420 (approximately US$18.2 million) and penalties in the amount of R$66,143,446 (approximately US$40 million). The decision of the administration first level was unfavorable to the Company and the subsidiary has filed an appeal to the Administrative Court of Appeals in São Paulo.

On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in the Company's favor. The State of São Paulo is entitled to file an administrative appeal to a full bench session at the Administrative Court. On the date of this report we were made aware that a few days ago, the State Revenue Services of São Paulo filed an administrative appeal at the Administrative Court.  As of the date of this report the Company has not received the appeal yet and is unaware of its content. Management believes, based on the legal opinion of the subsidiary's Brazilian legal counsel that such an appeal must be well grounded, otherwise the chances that the prior Administrative Court's decision will be reversed is remote. In case the State of São Paulo is successful at the Administrative appeal, the Company will be entitled to challenge the Administrative Court's decision in a court of law.  The Company received a legal opinion from a prominent law firm in Brazil that the merits of the case are overwhelmingly favorable to them, determining among other things that the imposition on the subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal.  Management believes, based on the legal opinion of the subsidiary's Brazilian legal counsel and considering the results of the Administrative Court's decision in favor of the subsidiary, that the chances of success are highly probable.

As a result of the above, as of December 31, 2011, no provision has been made with respect to the litigation.  However, in respect of the legal fees of the aforementioned claim, US$ 7.9 million was recorded in the Company's financial statements as of December 31, 2011.  That said, if the Company's efforts are unsuccessful, this could result in significant costs to the Company and adversely affect the results of operations.

4.
On June 24, 2010, the Brazilian Internal Revenue Service issued a tax assessment that claim the payment of R$2,847,894 (approximately US$1.58 million) plus interest in the amount of R$1,089,905 (approximately US$600 thousand) and penalties in the amount of R$3,633,365 (approximately US$2 million) which is composed of Income Tax 25%, Social Contribution 9%, fine at the rate of 150% on the principal sum plus interest, by reason of the offsetting on October 1, 2005, the amount of approximately US$ 3.8 million, of a receivable held by Ituran Beheer BV, a Dutch legal entity held by the Company, against accumulated losses of their subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (a Dutch company also held by the Company).  The decision of the administration first level was unfavourable to the Company and therefore the Company has filed an appeal to the Administrative Court of Appeals in São Paulo and await the decision of the Administrative Court of Appeal.  Management believes, based on the legal opinion of the subsidiary's Brazilian legal counsel that such  claim is without merit and intends to vigorously defend itself against such claim.  As a result of the above as of December 31, 2011, no provision has been made with respect to the Brazilian IRS claim.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

5.
On July 8, 2005, a class action was filed against a subsidiary of the Company, Ituran Florida Corporation, in the First Judicial District Court in Philadelphia, Pennsylvania. The lawsuit claims that Ituran Florida sent fax advertisements to the named plaintiff and the other members of the class allegedly in violation of the Telephone Consumer Protection Act of 1991. Ituran Florida filed a motion for judgment on the pleadings that such claims should not be heard as part of a class action. Such motion was denied by the court, the precertification discovery process was completed and a certification hearing is yet to be scheduled. The plaintiff agreed to limit the class action to Pennsylvania actions only. If the plaintiffs prevail the Company estimates that the reasonably possible risk of loss to the subsidiary, pursuant to the provisions of the Telephone Consumer Protection Act is within the maximum range of $500,000 to $750,000 for all class plaintiffs, plus punitive damages and expenses. However, based upon rulings by the Court in Philadelphia in another matter, the Company believes that the class action will be certified but that it is probable that a significant portion of the individual class members will unlikely qualify for inclusion in a class or be able to satisfy the burden of proof necessary for compensation. Even if the plaintiffs prevail, the Company believes that the resolution of this claim will not have a material effect on its revenues, operations or liquidity

6.
On March 21, 2011, the Company received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company (see Note 12C), which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles.

On March 5, 2012 the court approved a settlement without admission reached with the plaintiff, for a payment of NIS 5,000 to the plaintiff and NIS 25,000 as reimbursement of the plaintiff's legal fees and dismissal of the lawsuit as a class action.

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

As of December 31, 2011, the Group's liabilities to banks are insignificant.

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

1.
As of December 31, 2011, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows:  2012 – US$ 1.9 million; 2013 – US$ 0.5 million; 2014 – US$ 0.3 million, 2015 – US$ 0.1 million and 2016 – US$ 30 thousand.

The leasing fees expensed in each of the years ended December 31, 2011, 2010 and 2009, were US$ 2.9, US$ 2.8 million and US$ 2.7 million, respectively.

2.
In November 2007, the Company entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which (after the completion of the sale of Telematics, described in Note 12A1, above), the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for a price and subject to other conditions as detailed in the agreement.  In addition, each of the Company and Telematics undertook toward one another not to compete in each other's exclusive markets in the area of RF vehicle location and tracking RF technology or similar RF terrestrial location systems and technology.  The agreement is for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 month periods, unless nonrenewal notice is sent by one of the parties to the other.  Pursuant to the agreement, each of Telematics and Ituran granted the other party a license to use certain technology in connection with the products and services purchased from each other, which license survives the termination or expiration of the agreement.

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

As of December 31, 2011, the Company is obliged to purchase from Telematics products in an aggregate amount of approximately US$ 8.9 million.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31, 2011 and 2010	Registered	Issued and fully paid
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

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

4.
On July 17, 2006, the Board of Directors of the Company authorized the repurchase of ordinary shares up to US$ 10 million.  On January 24, 2008 the Company's board of directors authorized an increase of an additional $10 million.  On May 20, 2008, the Company's board of directors authorized another increase of additional $10 million up to an aggregate amount of $30 million.

During the years 2006-2008, the Company has repurchased 2,507,314 ordinary shares (of which 924,433 ordinary shares were purchased by its subsidiary, Ituran Cellular Communication Ltd. which in May 2011 were repurchased by the Comapny) for an aggregate amount of US$ 27.1 million.

5.	As of December 31, 2011, 2010 and 2009, 10.7% of the share capital of the Company is held by the Group as treasury shares.

6.	Shares of the Company held by the Group have no voting rights.

B.	Retained earnings

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

4.
On February 21, 2012, the board of directors of the Company revised its dividend policy so that their dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of their net profits, calculated on the basis of the interim financial statements.

5.	Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of payment.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY (cont.)

B.	Retained earnings (cont.)

6.	In April 2009, the Company distributed a dividend of approximately US$ 3.6 million (NIS 15.5 million) on the basis of the results of the company for the year ended December 31, 2008.

7.
In April 2010, the Company declared a dividend of approximately US$ 31.6 million (NIS 117.2) on the basis of the results of the company for the year ended December 31, 2009. The dividend was paid in April 2010.

8.	In March 2011, the Company declared a dividend in the amount of 1.00 US dollar per share, totaling approximately US$ 21.8 million (NIS 78.8 million). The dividend was paid in April 2011.

9.	In March 2012, the Company declared a dividend in the amount of US$ 1.23 per share, totaling approximately US$ 25.8 million (NIS 96 million). The dividend was paid in April 2012.

10.	Dividends paid per share in the years ended December 31, 2011, 2010 and 2009 were US$ 1.04, US$ 1.5 and US$ 0.17, respectively.

NOTE 14	-	OTHER EXPENSES, NET

	US dollars
	Year ended December 31,
(in thousands)	2011	2010	2009
Adjustment of purchase price of subsidiary (*)	-	975	-
Impairment of goodwill and intangible assets (**)	904	157	901
Legal expenses (***)	7,863	-	-
Other	(76)	24	7
	8,691	1,156	908

(*)	See Note 12A1.
(**)	See Notes 7 and 8.
(***)	See Note 12A3.

NOTE 15	-	FINANCING INCOME, NET

	US dollars
	Year ended December 31,
(in thousands)	2011	2010	2009

Short-term interest expenses, commissions and other	(224)	(404)	(339)
Gains (losses) on derivative financial instruments	(314)	819	570
Gains in respect of marketable securities	22	30	1,321
Interest expenses in respect of long-term loans	(12)	(4)	-
Interest income in respect of deposit	1,817	1,168	910
Exchange rate differences and others, net	811	(1,470)	(858)
	2,100	139	1,604

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2011	2010	2009
Income taxes (tax benefit):
Current taxes:
In Israel	2,003	3,191	4,184
Outside Israel	6,530	5,396	4,702
	8,533	8,587	8,886
Deferred taxes:
In Israel	1,425	(1,877)	(117)
Outside Israel	(3,564)	804	1,105
	(2,139)	(1,073)	988
Taxes in respect of prior years:
In Israel	(739)	(1,228)	(2,735	)(*)
	5,655	6,286	7,139

(*)	During 2009, the Company received a tax refund regarding taxes paid in 2007 with respect to the capital gain from the sale of a subsidiary.

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

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

1.
Commencing 2008, a certain Israeli subsidiary of the Company was granted "beneficiary enterprise" status as defined under the investment law – 1959.  As such, the subsidiary was entitled to tax benefits for the duration of 2 years.

Beginning with the 2011 tax year, the subsidiary is entitled to tax benefits.  Accordingly, the tax rate imposed on the Company for the years 2012 and 2011 is 15%.

2.	As of December 31, 2011, an Israeli subsidiary Company is entitled to preferred company status pursuant to the Law for the Encouragement of Capital Investments - 1959.

In December 2010, the Israeli parliament passed the Economic Policy Law for 2011 and 2012 (Legislative Amendments) - 2011 which set out, among other things, amendments to the Law for the Encouragement of Capital Investments - 1959, effective January 1, 2011.  The amendment changes the benefit tracks in the law and applies uniform tax rates to all of the preferred revenues of the Company which are, in 2011 and 2012, 15%, in 2012 and 2013, 12.5% and in 2015 and thereafter, 12%.  The reduced tax rates will be granted for an unlimited period of time to a preferred enterprise that meets the conditions set out in the law.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

D.	Reduction in corporate tax rates

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

On December 6, 2011, the Law for the Change in the Tax Burden (Legislative Amendments) – 2011 was publicized.  As part of the law, among other, the Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for 2009 and 2010) – 2009 and the Income Tax Ordinance (New Version) – 1961 were amended whereby, commencing in 2012, the blueprint for the reduction in the corporate tax rates will be cancelled and the corporate tax rate will be 25%, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

As of December 31, 2011, the Company and its subsidiaries in Brazil and Argentina have no carry forward tax losses.

Carry forward tax losses of an Israeli subsidiary as of December 31, 2011 amount to US$ 0.5 million.  Carry forward tax losses in Israel may be utilized indefinitely.

As of December 31, 2011, the Company's non Israeli subsidiary in the United States have available estimated carry forward tax losses of approximately US$ 12.4 million.

Such carry forward tax losses may be utilized until 2021.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

H.	The following is a reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2011	2010	2009
Pretax income	27,864	16,062	25,986
Statutory tax rate	24%	25%	26%
Tax computed at the ordinary tax rate	6,687	4,016	6,756
Nondeductible expenses	506	290	392
Losses in respect of which no deferred taxes were generated (including reduction of deferred tax assets recorded in prior period)	757	2,028	1,007
Deductible financial expenses recorded to additional paid-in capital	136	(331)	163
Taxes in respect of prior years	(739)	(1,228)	(2,735)
Tax adjustment in respect of different tax rates	821	1,726	1,237
Utilization of losses of prior years in respect of which no deferred taxes were generated	(1,292)	(409)	(337)
Taxes in respect of withholding at the source from royalties	177	148	139
Adjustment in respect of tax rate deriving from “approved enterprises”	(801)	-	-
Others	(597)	46	517
	5,655	6,286	7,139

I.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2011	2010
Deferred taxes included in other current assets:
Provision for employee related obligations	97	91
Provision for legal obligation	2,675	3,414
	2,772	3,505
Valuation allowance	-	(1,667)
	2,772	1,838

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

I.	Summary of deferred taxes (cont.)

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2011	2010
Long-term deferred income taxes:
Provision for employee related obligations	450	350
Carry forward tax losses	3,892	4,765
Temporary differences, net	2,523	1,452
	6,865	6,567
Valuation allowance	(2,089)	(2,679)
	4,776	3,888

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2011	2010

Deferred income taxes included in long-term investments and other assets	5,568	4,934
Deferred income taxes included in long-term liabilities	(792)	(1,046)
	4,776	3,888

J.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2011	2010	2009

The Company and its Israeli subsidiaries	19,680	(2,664)	11,273
Non-Israeli subsidiaries	8,185	18,726	14,713
	27,865	16,062	25,986

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

K.	Uncertain tax positions

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil.

Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	US dollars

Balance at January 1, 2009	4,333
Translation differences	31
Additions based on tax positions related to the current year	255
Balance at January 1, 2010	4,619
Translation differences	(276)
Settlements (*)	(4,343)
Balance at December 31, 2010	-
Additions based on tax positions related to the current year	1,504
Balance at December 31, 2011	1,504

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero, therefore as of December 31, the liability with respect to uncertain tax positions is presented as short-term liability in the balance sheet (within "Other current liabilities").

(*)
During October 2010, the Company signed a settlement agreement with the Israeli tax authorities, relating to an audit of its tax returns for the years 2002 through 2008.  As a result, the Company decreased the entire amount of the unrecognized tax benefits which related to the tax uncertainties that were settled.  The difference between the balance of the unrecognized tax benefits and the amount settled with the tax authorities (an amount of $1.23 million) was presented within taxes in respect of prior years, in fiscal year 2010.

NOTE 17	-	EARNING PER SHARE

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2011, 2010 and 2009, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2011	2010	2009
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	21,278	8,702	18,192

	Number of shares
	Year ended December 31,
(in thousands)	2011	2010	2009
Weighted average number of shares used in the computation of basic earnings per share	20,968	20,968	20,968
Add:
Weighted average number of additional shares issued upon the assumed conversion of capital notes (*)	-	-	9
Weighted average number of shares used in the computation of diluted earnings per share	20,968	20,968	20,977

(*)
Following the decision of the district court to accept Leonardo’s claim, the Company has excluded the impact of the shares issuable upon the assumed conversion of the capital notes with respect to the computation diluted earnings per share for fiscal year 2010 and thereafter.  (See Note 12A2).

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

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2011, US$ 280 thousand and US$ 198 thousand, respectively (In 2010 US$ 251 thousand and US$ 198 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 179 thousand (US$ 50 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies.  (US$ 65 thousand and US$ 40 thousand in 2010 and 2009, respectively.)

B.
In February 2003, an agreement was signed between the Company and A. Sheratzky Holdings Ltd., a wholly-owned and controlled company belonging to Mr. Izzy Sheratzky, President and Director.  The agreement includes, among other things, the cost of Mr. Izzy Sheratzky’s monthly employment in an amount of NIS 97,000 (US$ 27,000), entertainment expenses, car maintenance expenses, cellular phone, and entitlement to participate in the profits of the Company in an amount equal to 5% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

The agreement is for a two-year period, with automatic two-year extensions, unless either of the parties gives 180 day advance notice of its intention to terminate the agreement.

Whereas the term of the agreement exceeds three years, under recent amendments to the Israeli Companies Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014.

C.
On September 5, 2002, the Company entered into independent contractor agreements with A. Sheratzky Holdings Ltd. and each of Eyal Sheratzky and Nir Sheratzky (the Co-CEO's of the Company), pursuance to which A. Sheratzky Holdings will provide management services to the Company through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307 (US$ 13,700 and US$ 13,800), respectively, in addition to providing each of them a company car and reimbursement of certain business expenses.  In January 2004, changes in the employment terms of the two Co-CEOs of the Company were approved, whereby in addition to the agreement detailed above, each would be entitled to an annual bonus equal to 1% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

Whereas the term of the agreement exceeds three years, under recent amendments to the Israeli Companies Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky (including third addendum thereto that clarifies the nature of its role and services), which according to current Israeli law will remain in force and effect until May 11, 2014.

The aggregate expenses to A. Sheratzky Holdings in 2011, 2010 and 2009 (including with respect to B. above), were approximately US$ 2,618,000, US$ 2,284,000 and US$ 2,831,000, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	RELATED PARTIES (cont.)

D.
In March 1998, an agreement was approved with a related party, Prof. Yehuda Kahane, for financial consulting, whereby the Company would pay the consultant monthly consulting fees of NIS 4,000 (US$ 1,100), linked to the Israeli Consumer Price Index in respect of January 1998.  In May 2003, the Company approved an increase in the consideration paid, to a total cost of NIS 15,000 (US$ 4,300) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2011, 2010 and 2009 was approximately US$ 59,000, US$ 55,000 and US$ 50,000, respectively.

Whereas the term of the agreement exceeds three years, under recent amendments to the Israeli Companies Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with Professor Kahane which according to current Israeli law will remain in force and effect until May 11, 2014.

E.
On January 23, 2007, the Company's subsidiary, E-Com Global Electronic Commerce Ltd.  ("E-Com "), signed an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that company, in consideration of monthly payments in the amount of NIS 25,000 (US$ 7,100), in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses.  In his position, Mr. Sheratzky will report to the Co-CEO of the Company.  The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in E-COM profits before tax (up to a maximum amount of 1% of that company's profits before tax), based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

The aggregate amount paid to Mr. Gil Sheratzky in 2011, 2010 and 2009 was approximately US$ 203,000 US$ 175,000 and US$ 152,000, respectively.

Whereas the term of the agreement exceeds three years, under recent amendments to the Israeli Companies Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014.

NOTE 19	-	SEGMENT REPORTING

A.	General information:

The operations of the Group are conducted through two different core activities: Location- Based Services and Wireless Communications Products.  These activities also represent the reportable segments of the Group.

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

The Group provides location-based services in Israel, Brazil, Argentina and the United States.

Wireless communications products:

The wireless communications product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, automated meter reading and automatic vehicle identification.  The Group sells products to customers in Israel, Argentina, Brazil, United States, China, Korea and others.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)
NOTE 19	-	SEGMENT REPORTING (cont.)

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products	Other	Total

Year ended December 31, 2011
Revenues	120,410	39,757	-	160,167
Operating income	22,468	4,115	-	26,583
Assets	1,048	7,696	990	9,734
Goodwill	4,265	4,249	-	8,514
Expenditures for assets	7	188	-	195
Depreciation and amortization	834	127	-	961
Year ended December 31, 2010
Revenues	108,101	39,724	-	147,825
Operating income	31,994	(1,326)	-	30,668
Assets	988	9,255	1,454	11,697
Goodwill	5,503	4,576	-	10,079
Expenditures for assets	46	210	-	256
Depreciation and amortization	81	89	-	170
Year ended December 31, 2009
Revenues	91,574	29,807	-	121,381
Operating income	27,124	(2,742)	-	24,382
Assets	754	7,386	2	8,142
Goodwill	5,375	4,264	-	9,639
Expenditures for assets	22	123	-	145
Depreciation and amortization	87	75	-	162

C.	Information about reported segment profit or loss and assets:

The evaluation of performance is based on the operating income of each of the two reportable segments.

Accounting policies of the segments are the same as those described in the accounting policies applied in the consolidated financial statements.

Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

Financing expenses, net, other expenses, net, taxes on income and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2011		2010		2009

Total revenues of reportable segment and consolidated revenues	160,167		147,825		121,381

Operating income
Total operating income for reportable segments	26,583		30,668		24,382
Unallocated amounts:
Other expenses	(819)		(14,745)		-
Financing income (expenses), net	2,100		139		1,604
Consolidated income before taxes on income	27,864		16,062		25,986

Assets
Total assets for reportable segments	18,248	(*)	21,776	(*)	17,781	(*)
Other unallocated amounts:
Current assets	84,418		103,875		113,627
Investments in affiliated and other companies	287		306		314
Property and equipment, net	39,719		45,681		38,766
Other assets	3,108		4,178		4,882
Other unallocated amounts	11,677		12,528		10,498
Consolidated total assets (at year end)	157,457		188,344		185,868

Other significant items
Total expenditures for assets of reportable segments	195		256		144
Unallocated amounts	16,040		18,424		15,554
Consolidated total expenditures for assets	16,235		18,680		15,698

Total depreciation and amortization for reportable segments	961		170		162
Unallocated amounts	16,840		15,706		12,368
Consolidated total depreciation and amortization	17,801		15,876		12,530

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2011	2010	2009

Israel	80,202	71,211	62,367
United States	4,116	3,700	3,469
Brazil	62,409	61,096	44,564
Argentina	12,345	10,857	10,442
Others	1,095	961	539
Total	160,167	147,825	121,381

	Property and equipment, net
	December 31,
(in thousands)	2011	2010	2009

Israel	10,244	10,053	8,017
United States	183	161	104
Brazil	25,892	31,112	29,143
Argentina	4,551	4,821	4,998
Total	40,870	46,147	42,262

-	Revenues were attributed to countries based on customer location.
-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2011, 2010 and 2009 there were no sales exceeding 10% of total revenues to none of our customers.

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, derivatives and deposits in escrow.

Most of the Group’s cash and cash equivalents, deposits in escrow and short-term investments (including investments in trading marketable securities), as of December 31, 2011 and 2010, were deposited with major Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

Derivatives not designated as hedging instruments	Location of gain or loss recognized in income on derivatives	Amount of gain or loss recognized in income on derivatives
Year ended December 31, 2011

Foreign exchange contracts	Financing income, net	(314)

Fair values of derivative instruments:

	Asset derivatives		Liability derivatives
As of December 31, 2010
	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:		-		-
Derivatives not designated as hedging instruments:
Foreign exchange contracts	Other assets	32	Other liabilities	-
Total derivatives designated as hedging instruments		32		-
Total derivatives		32		-

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management (cont.)

The effect of derivative instruments in the statements of income:

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivatives (effective portion)(*)	Location of gain (loss) reclassified from accumulated OCI into income (effective portion)(*)	Amount of gain or loss reclassified from accumulated OCI into income (effective portion)(*)
Year ended December 31, 2010

Foreign exchange contracts	(103)	Cost of revenues	225

(*)	During 2010, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant.

Derivatives not designated as hedging instruments	Location of gain or loss recognized in income on derivatives	Amount of gain or loss recognized in income on derivatives
Year ended December 31, 2010

Foreign exchange contracts	Financing income, net	819

The effect of derivative instruments in the statements of income:

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivatives (effective portion)(*)	Location of gain (loss) reclassified from accumulated OCI into income (effective portion)(*)	Amount of gain or loss reclassified from accumulated OCI into income (effective portion)(*)
Year ended December 31, 2009

Foreign exchange contracts	(488)	Cost of revenues	366

(*)	During 2009, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant.

Derivatives not designated as hedging instruments	Location of gain (loss) recognized in income on derivatives	Amount of gain or loss recognized in income on derivatives
Year ended December 31, 2009

Foreign exchange contracts	Financing income, net	570

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management (cont.)

The nominal amounts of foreign currency derivatives as of December 31, 2011 and 2010, are as follows:

	US dollars
	December 31,
(in thousands)	2011	2010

Forward transactions – for the exchange of:
NIS into US dollars(1)	-	-
US dollars into NIS(2)	-	10,000

(1)      Derivatives designated as hedging instruments
(2)      Derivatives not designated as hedging instruments.

C.	Fair value of financial instruments

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is an exit price, representing the amount that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants.

The Company measured cash equivalents, derivative financial instruments and the investments in marketable securities at fair value.  Such financial instruments are measured at fair value, on a recurring basis.  The measurement of cash equivalents and marketable securities are classified within Level 1 due to the fact that these assets are valued using quoted market prices.  The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates, based on the prevailing currency prices and the relevant interest rates.  Such measurement is classified within Level 2.

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

The Company’s financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2011 and 2010:

	US Dollars
	December 31, 2011
(in thousands)	Level 1	Level 2	Level 3
Trading securities (*)	68	-	-
Derivatives
Derivatives designated as hedging instruments	-	-	-
Derivatives not designated as hedging instruments	-	-	-
Total	68	-	-

	US Dollars
	December 31, 2010
(in thousands)	Level 1	Level 2	Level 3
Trading securities (*)	1,509	-	-
Derivatives
Derivatives designated as hedging instruments	-	-	-
Derivatives not designated as hedging instruments	-	32	-
Total	1,509	32	-

(*)	The entire balance consist of US government debentures.

NOTE 21	-	SUBSEQUENT EVENTS

A.
In April 2012, the Company sold their entire holding in Ituran Cellular to a third party against payment of NIS 600,000 (approximately US$ 157,000) and repayment of their shareholder's loan in the amount of approximately NIS 3.1 Million (approximately US$816,000).  The capital gain from this transaction amounted to approximately NIS 0.6 million (approximately US$ 0.2).

B.
On April 9, 2012, the Company entered into agreement with General Motors Brazil (“GMB”) through a Brazilian company controlled by them. According to the agreement, GMB will offer its customers immobilization, location and Telematics services for the Chevrolet range of vehicles it sells in Brazil through Ituran’s Brazilian company. The sale and the installation of the anti-theft device will not be carried out by the Company. For the purposes of the agreement entered with GMB, the Company incorporated a new Brazilian subsidiary in which they own 51% of the issued share capital.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited Ituran Location and Control Ltd. (the “Company”) (and Subsidiaries) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit internal control over financial reporting of Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary of the Company, whose financial statements reflect total assets and revenues constituting 10.6 and 7.7 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.  Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to Ituran Location and Control Ltd. taken as a whole, is based solely on the report of other auditors.

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

In our opinion, based on our audit and the report of other auditors, Ituran Location and Control Ltd. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 30, 2012, expressed an unqualified opinion.

/s/FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 30, 2012

EXHIBIT C

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Iturán Argentina S.A.

We have audited the accompanying consolidated balance sheets of Ituran Argentina S.A. (the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of income (and comprehensive income), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of operations, and cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 5, 2012 expressed an unqualified opinion.

Buenos Aires, Argentina February 12, 2012	Gustavo R. Chesta (Partner) Estudio Urien & Asociados Argentina

EXHIBIT J

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ituran Argentina S.A.

Board of Directors and Shareholders
Ituran Argentina S.A.

We have audited Ituran Argentina S.A. (a Ituran Corporation) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Ituran Argentina S.A. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Independent. Our responsibility is to express an opinion on Ituran Argentina S.A. internal control over financial reporting based on our audit.

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

In our opinion, Ituran Argentina S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Ituran Argentina S.A. as of December 31, 2011 and 2010 and the related statements of income, changes in equity and cash flows for each of the three-years in the period ended December 31, 2011 and our reports dated February 05, 2012, expressed on unqualified opinion.

Buenos Aires, Argentina	Gustavo R. Chesta (Partner) Estudio Urien & Asociados
February 12, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Teleran Holding Ltda.

We have audited the consolidated statements of income, changes in shareholders' equity, and cash flows of Teleran Holding Ltda. (a Limited Liability Company) and subsidiary for the year ended December 31, 2009 (not presented herein).  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of its operations and cash flows of Teleran Holding Ltda. for the year  ended December 31, 2009 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 160, Non-controlling Interest in Consolidated Financial Statements, an amendment to ARB No. 51, on January 1, 2009 and retrospectively applied the guidance.

São Paulo, Brazil.
February 17, 2010, except for third paragraph above, as to which the date is
      October 1, 2010

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP-015.199/O-6

José André Viola Ferreira
Contador CRC 1SP-195.865/O-0

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officer

Dated: April 30, 2012