Form 20-F
period 2012-12-31
Ituran Location & Control Ltd.
filed 2013-04-25
CIK 1337117

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file no. 001-32618

ITURAN LOCATION AND CONTROL LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

3 Hashikma Street, Azour, Israel
(Address of principal executive offices)

Eli Kamer, Chief Financial Officer, 3 Hashikma Street, Azour, Israel, Tel: 972-3-5571314, Facsimile: 972-3-5571327
(Name, Telephone, E-mail and/or Facsimile number and Address of Company contact person)

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

 Yes ☐ No ☐

ITEM 8.	FINANCIAL INFORMATION	59

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	59
B.	SIGNIFICANT CHANGES	61

ITEM 9.	THE OFFER AND LISTING	62

A.	OFFER AND LISTING DETAILS	62
B.	PLAN OF DISTRIBUTION	63
C.	MARKETS	63
D.	SELLING SHAREHOLDERS	63
E.	DILUTION	63
F.	EXPENSES OF THE ISSUE	63

ITEM 10.	ADDITIONAL INFORMATION	63

A.	SHARE CAPITAL	63
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	63
C.	MATERIAL CONTRACTS	71
D.	EXCHANGE CONTROLS	71
E.	TAXATION	72
F.	DIVIDENDS AND PAYING AGENTS	79
G.	STATEMENT BY EXPERTS	80
H.	DOCUMENTS ON DISPLAY	80
I.	SUBSIDIARY INFORMATION	80

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	80

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	81

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	82

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	82

ITEM 15.	CONTROLS AND PROCEDURES	82

ITEM 15T.	CONTROLS AND PROCEDURES

ITEM 16.	[RESERVED]	85

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	85

ITEM 16B.	CODE OF ETHICS	85

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	85

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	86

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

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “believes,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this annual report in Item 3: Risk Factors. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”).

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

        Our selected consolidated statements of income data for the years ended December 31, 2010, 2011 and 2012 and our selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our consolidated financial statements, included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from other audited financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income

	Year Ended December 31,
	2012	2011	2010	2009		2008
	In USD
	In thousands, except per share amounts
Revenues:
Location based services	114,565	120,410	108,101	91,574		86,051
Wireless communications products	35,753	39,757	39,724	29,807		46,565

Total Revenues	150,318	160,167	147,825	121,381		132,616
Cost of Revenues:
Location based services	46,371	50,977 *	42,137 *	34,748	*	32,655 *
Wireless communication products	29,786	29,758 *	33,037 *	26,074	*	36,342 *

Total cost of revenues	76,157	80,735	75,174	60,822		68,997

Gross profit	74,161	79,432	72,651	60,559		63,619

Research and development expenses	669	631	481	372		408
Selling and marketing expenses	8,489	8,543	8,675	7,684		9,628
General and administrative expenses	33,439	34,984	31,671	27,213		27,505
Other expenses, net	1,617	8,691	1,156	908		418

Operating Income	29,947	26,583	30,668	24,382		25,660
Other income (expenses)	6,755	(819)	(14,745)	-		(1,617)
Financing income (expenses), net	987	2,100	139	1,604		(166)

Income before income tax	37,689	27,864	16,062	25,986		23,877
Income tax	(11,690)	(5,655)	(6,286)	(7,139)		(7,896)
Share in income (losses) of affiliated companies, net	(39)	(23)	(3)	13		(25)

Net income for the year	25,960	22,186	9,773	18,860		15,956
Less: net income attributable to non-controlling interest	(1,080)	(908)	(1,071)	(668)		(1,074)

Net income attributable to Company stockholders	24,880	21,278	8,702	18,192		14,882

Earning per share
Basic	$1.19	$1.01	$0.42	$0.87		$0.69
Diluted	$1.19	$1.01	$0.42	$0.87		$0.69
Weighted average number of shares outstanding
Basic	20,968	20,968	20,968	20,968		21,431
Diluted	20,968	20,968	20,968	20,977		21,440

*Reclassified

Consolidated Balance Sheets Data

	Year Ended December 31,
	2012	2011	2010		2009	2008
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in trading marketable securities	34,392	40,226	61,279		78,093	55,668
Working Capital	44,145	48,474	48,594	*	72,825	60,073
Total Assets	147,339	157,457	188,344		185,868	157,899
Total Liabilities	55,332	52,105	73,181		52,025	45,220
Retained Earnings	32,187	43,185	43,689		66,607	51,981
Stockholders Equity	88,027	101,194	110,771		130,126	109,555

*Reclassified from short term liabilities to long term liabilities.

Other Data:

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(unaudited)

Subscribers of our location-based services(1)	667,000	623,000	604,000	562,000	511,000
Average monthly churn rate	3%	3.2%	2.8%	2.1%	2.0%

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

        A decline in sales of new medium and high end cars and commercial vehicles in the markets in which we operate could result in reduced demand for our SVR services and AVL products.

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

        On July 13, 2010 the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. The tax deficiency notice was at the time of serving upon us the notice, in the amount of R$36,499,984 (approximately US$22.1 million) plus interest in the amount of R$30,282,420 (approximately US$18.2 million) and penalties in the amount of R$66,143,446 (approximately US$40 million). On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in our favor. The State of São Paulo filed an administrative appeal to the full bench session at the Administrative Court and we are currently awaiting the decision of the Administrative Court. In case the State of São Paulo is successful at the Administrative appeal, we are entitled to challenge the Administrative Court's decision in a court of law. We received a legal opinion from a law firm in Brazil that the merits of the case are overwhelmingly favorable to us.  We believe, based on the legal opinion of the subsidiary's Brazilian legal counsel that the chances of success are highly probable.

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

        Currently most of our base sites in Israel and Brazil and some of our base sites in Argentina operate without local building permits or the equivalent. Although relevant authorities in Israel, Brazil and Argentina have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli, Brazilian and Argentine authorities have recently begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites or the imposition of limitation on erection of new base stations. Should these enforcement measures be imposed upon us in Israel, Brazil or Argentina, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected.

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

        Our headquarters and sole research and development facilities are located in Israel and our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. During November 2012, Israel was engaged in an armed conflict with a militant group and political party who control the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militant group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

        Our directors and officers, in the aggregate, currently beneficially own or control approximately 30.51% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, these shareholders are not prohibited from selling a controlling interest in our company to a third party. These shareholders, acting together, could exercise significant influence over our operations and business strategy and may use their voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company.

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

ITEM 4.                                 INFORMATION ON THE COMPANY

        A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        We are mainly engaged in the area of location-based services, consisting of stolen vehicle recovery and tracking services. We also provide wireless communication products used in connection with our location-based services and various other applications. We currently provide our services as well as sell and lease our products in Israel, Brazil, Argentina and the United States.

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

        In 2007, we purchased the entire issued share capital of Mapa Group from its shareholders for US$9.9 million. In addition, we invested an additional sum of approximately US$3.1 million to Mapa Group, which was used by Mapa Group to repay shareholders’ loans to its shareholders. Mapa Group is a provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel.

        On December 31, 2007, we completed the sale of our subsidiary, Telematics Wireless Ltd., to ST (Infocomm). Pursuant to the sale transaction, we sold our entire shareholdings, constituting 93.93% of Telematics Wireless to ST (Infocomm), for an enterprise value of US$90 million (following repurchase of our shares in Telematics for the aggregate sum of US$5 million). Pursuant to an adjustment mechanism as detailed in the agreement and following arbitration proceedings with ST, the purchase price was adjusted by US$4.4 Million.  For details regarding the arbitration proceedings related to sale of Telematics to ST (Infocomm), please refer to Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

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

        Concurrently with the sale of Telematics, the Company and Telematics entered into a revenue sharing agreement, pursuant to which Ituran shall be entitled to a share of the sales revenues of Telematics in the Republic of Korea and in China from sale of end products and base stations to customers in such territories as well as from royalties received from customers of Telematics in such territories relating to the AVL applications. The revenue sharing scheme shall continue for a term of five (5) years from January 2008 and shall be paid on a quarterly basis. The agreement expired with no revenues received by us as of the date of this report.

        In 2010 we launched a new line of AVL products (IturanSave), which is based on our SMART products and tailored to be installed in medium-end vehicles, a market which was not previously targeted by us, offering our customers an affordable tracking device solution, which led to an increase in our sales in 2011 and in 2012.

        On July 28, 2010, our wholly owned subsidiary, Ituran Cellular Communication Ltd. obtained a mobile virtual network operator (MVNO) license from the Israeli Ministry of Communication. Ituran Cellular entered into an agreement with Pelephone Communications Ltd., one of Israel's reputable mobile phone operators, in order to service the MVNO's customers and operations. In April 2012 we sold our entire holding in Ituran Cellular to a third party against payment of NIS 600,000 and repayment of our shareholder's loan in the amount of approximately NIS 3.08 million (approximately US$834,688) from which approximately $326,000 was actually paid on account of the shareholder's loan and the remainder was not paid due to the fact that third party entered into liquidation proceedings by creditors. We are currently undergoing legal proceedings in order to claim the unpaid amount. We do not believe that our chances of succeeding in reclaiming the amount owed to us are high.

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

Capital Expenditures and Divestitures

        We had capital expenditure of $9.7 million in 2012, $16.5 million in 2011 and $18.6 million in 2010. We have financed our capital expenditure with cash generated from our operations.

        Our capital expenditures in 2012, 2011 and 2010 consisted primarily from acquisition of operational equipment for $5.6 million, $10.9 million and $11.9 million, respectively.

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

Location-Based Services

        In 2012, 76.2% of our revenues were attributable to our location-based services. As of December 31, 2012, we provided our services in Israel, Brazil, Argentina and the United States to approximately 276,000, 238,000, 131,000 and 22,000 subscribers, respectively.

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

Fleet management services

        Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2012, we provided our services to approximately 81,000 end-users through 21,000 corporate customers in Israel, Brazil, Argentina and the United States.

Value-added services

        Personal locator services, which we offer allow customers to protect valuable merchandise and equipment. In addition, through a call center we provide 24-hour on-demand navigation guidance, information and assistance to our customers. We currently provide personal locator services in Israel, Brazil and Argentina and, as of December 31, 2012, we had approximately 7,500 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel, Argentina and Brazil. As of December 31, 2012, we had approximately 128,000 subscribers to our concierge service.

Wireless Communications Products

        In 2012, 23.8% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL.

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

Fleet management

        The market for fleet management services ranges from very large fleets of thousands of vehicles to very small fleets of five vehicles or less, with smaller fleets constituting a significant portion of the market given the large number of companies that maintain a fleet today. Fleet management services allow fleet operators and individuals to locate, monitor and communicate with their vehicles and employees in the field in real time. This helps them to better track loads, predict arrival times, schedule customer appointments, reduce fuel usage and manage vehicles’ maintenance schedules. By increasing efficiency and reducing costs, fleet management can provide a quantifiable return on investment for fleet operators, as well as improve customer satisfaction. In addition, fleet management services can enhance driver security and can notify the fleet operator if a vehicle leaves a prescribed geographic region, reducing theft-related liabilities.

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
Fleet management
Value-added services

The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 276,000 subscribers as of December 31, 2012. We maintain 103 base stations in Israel, which provide complete coverage within the country. Our control center operates 24 hours a day, 365 days a year and is located in Azour.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 238,000 subscribers as of December 31, 2012. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro; however we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002 and we had approximately 131,000 subscribers as of December 31, 2012. We currently operate only in the metropolitan area of Buenos Aires with the RF technology, however, we operate throughout Argentina in providing GPS/GPRS based products and services for fleet management.

■
United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States. As of December 31, 2012, we had approximately 22,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2010, 2011 and 2012 no single customer or group of related customers comprised more than 10% of our total annual revenues.

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

        In Israel, Brazil and Argentina, we focus our marketing efforts primarily on insurance companies and private customers. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2012, we had approximately 667,000 subscribers.

Fleet management

        Vehicle fleet management systems are marketed through a vehicle fleets department, which is a part of our marketing department. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2012, we provided our services to approximately 81,000 end users through 21,000 corporate customers and individuals in Israel, Brazil, Argentina and the United States.

Value-added services

        Our concierge services are provided to existing SVR customers. As of December 31, 2012, we had approximately 128,000 subscribers to our concierge service in Israel, Argentina and Brazil and approximately 7,500of our SMART devices were installed in valuable merchandise and equipment.

(B) Wireless communications products

        Our AVL end-units are primarily used by us in providing our location-based services in Israel, Brazil, Argentina and the United States.

        Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2012, our selling and marketing team consisted of 96 employees.

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

■
Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are Sascar, LoJack Corporation and Car System.

■
Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our principal competitor in Argentina is LoJack Corporation.

■
United States. In the United States, there are several major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Sky Link Corporation, Spireon, (also includes SysLocate andGoldStar), PassTime, Guide Point, Sky Patrol, Sky Guard and I-Metrik.

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

Fleet Management

        The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in the United States are GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track and FleetBoss. In Brazil, our main competitors are Sascar, Onixsat, Autotrac and Omnilink. In Argentina our major competitors are LoJack Corporation and Hawk Corporation.

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

        Our stolen vehicle recovery system is based on three main components: (i) an AVL end-unit that is installed in the vehicle, (ii) (for RF technology based AVL units) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by third parties and are currently licensed to us and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the AVL system, certain components of which were developed by third parties and licensed to us. For details concerning the non-exclusive license granted by Telematics to us in respect of the RF technology incorporated in some of our products, please refer to Item 4.A. – History and Development of our Company under the caption “Our History” above.

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

        Our frequency license in Israel was renewed for a term of five (5) years until July 31, 2017. Our frequency licenses in Brazil expire in 2019. Except in Brazil, where a new license may have to be filed for upon expiration of the license in 2019, we have options to extend all of our frequency licenses for periods ranging from three- to ten-year periods.

        In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of 2012, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and possible sanctions could include fines and even the closure or demolition of these base sites. In Brazil, Brazilian authorities enforce permit requirements and impose penalties for non-compliance with such requirements. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

        In Israel the required permits and approvals include:

■	erection and operating permits from the Israeli Ministry of the Environment;

■	permits from the Israeli Civil Aviation Authority, in certain cases;

■	permits from the Israeli Defense Forces;

■	approval from Israel's Land Administration and/or from Civil Administration in the Territories , which usually also involves payment for the land use rights; and

■	building permits from local or regional zoning authorities in Israel and Brazil.

        We are continuously in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued 28 of these permits. With respect to the general permit from Israel’s Land Administration, in 2005, we entered into an agreement with the Israel’s Land Administration, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2010. In the event that the Israel Land Administration claim consideration for the erection of the base sites without a permit, we may be subject to penalties and payment of annual consideration for the years of use of those base sites.

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

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc.	USA	100	%*
Ituran NY Corporation	USA	100	%**
Ituran Beheer B.V.	The Netherlands	100%
Ituran USA Inc.	USA	88.5	%***
Ituran License Corp.	USA	100	%****
Ituran de Argentina S.A.	Argentina	100%
Ituran Sistemas de Monitoramento Ltda.	Brazil	97.5	%*****
Ituran Instalacoes Ltda.	Brazil	97.5	%******
Teleran Holding Ltda.	Brazil	99.99	%*******
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Internet Ltd.	Israel	100%
Mapa Mapping & Publishing Ltd.	Israel	100%

*previously known as Ituran USA Inc.
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
***** we indirectly hold 97.5% of the shares (out of which one share is being held by Mr. Avner Kurz, the President of Teleran Holding Ltda.)
****** we indirectly hold 97.5% of the shares.
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

        In 2012 we leased an aggregate of approximately 41,475 square feet of office space in Azour, Israel. In 2012, annual lease payments for this facility were approximately $511,000. This lease expires on March 31, 2013. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

        In Buenos Aires, Argentina, we lease approximately 2,252 square feet of office space for approximately $ 75,605 annually, approximately 241 square feet for our control center for approximately $ 8,095 annually and approximately 1,542 square feet for our own installation center for approximately $ 111,000 annually and approximately 558 square feet for our own warehouse for approximately $ 16,000 annually, and approximately 262 square feet for third warehouses for approximately $ 6,000 annually.

        We lease approximately 7,460 square feet for our offices and control center in Florida for an approximate monthly rate of $ 8,700 for the first 51 months, subject to a 7% annual increase in the following 12 months and a 3.3% increase for the last 12 months.

        In 2012, we leased approximately 12,091 square feet of office space and warehouse in Brazil for approximately $ 190,000 annually.

        We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

        The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 103 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,500 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 134 base station sites, of which 34 sites are leased from the same entity for a monthly rate ranging from $937 to $2,100 per site and the duration of each lease is 12 years and ended in September 2012. We are currently negotiating the renewal of the lease for the 34 aforementioned sites for a term of 15 years. The remaining 100 sites are leased independently for an annual rate ranging from $300 to $1200 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 37 base station sites, all of which are leased from three entities for a monthly rate ranging from $308 to $1,050 per site. The duration of the lease ranges from one to two years.

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

Outlook

        We have historically experienced significant growth in the markets in which we provide our location-based services. These markets are generally characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft, and hence the Brazilian market continues to represent growth potential for our location-based services. The growth in subscribers within our location-based services segment also has a direct impact on the sale or lease of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle. In Israel, improvements in the economy in 2010 have led to increased car sales which positively affected our sales as compared with previous years. In Brazil, new legislation (Supplementary Law CONTRAN no. 245) which is expected to enter into effect (following a few postponements) on June 30, 2013, that provides for a mandatory anti-theft devices to be installed in new vehicles, may contribute to our sales growth, however, given the numerous postponements to date, there is no certainty as to the effective date on which the new legislation will come into force.

        As of December 31, 2012, we had approximately 369,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in Brazil and Buenos Aires, Argentina is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

        We expect growth over the next 12 months in our location-based services segment to be driven by increased demand from existing insurance company customers and retail customers in Brazil, as a result of our strong operating results and their increased familiarity with and confidence in our services, as well as additional insurance companies who could seek to establish relationships with us, as well as increased direct sales of SVR services to individual subscribers in Brazil who, due to prevailing high insurance costs, are self-insured and represent an additional market opportunity for our SVR services and AVL products. In connection with such potential markets and additional growth opportunities, we constantly look to enhance our brand recognition through continuous advertising efforts. Our new line of AVL products (Ituran Save), which is based on our SMART products and tailored for vehicles which are considered medium to high end vehicles has contributed to an increase in our customer base and increase our sales, in Israel and we expect it to continue to contribute to such increase.

        Please refer also to Item 3.D. – “Risk Factors” above in respect of the impact of the credit crunch on local and global economy which may negatively impact our business, including reducing demand for SVR services or affecting our current customers’ ability to continue with existing services.

Geographical breakdown

Location-based services subscriber base

        The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2012	2011	2010	2009
Israel	276,000	256,000	230,000	216,000
Brazil	238,000	219,000	232,000	209,000
Argentina	131,000	123,000	121,000	119,000
United States	22,000	25,000	21,000	18,000

Total(1)	667,000	623,000	604,000	562,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2012		2011		2010
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	45.3	25.4	47.4	32.8	$41.2	$30.0
Brazil	55.4	2.8	60.0	2.4	55.3	5.8
Argentina	12.3	1.1	11.3	1.1	9.8	1.1
United States	1.7	3.2	1.7	2.4	1.8	1.9
Others	-	3.2	-	1.1	-	0.9
Total(1)	$114.6	$35.7	$120.4	$39.8	$108.1	$39.7

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

Goodwill Impairment Test

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

         As required by ASC Topic 820, "Fair Value Measurements", starting 2009, we apply assumptions that market participants would consider in determining the fair value of each reporting unit. We perform the annual goodwill impairment test for our reporting units at December 31 of each year, or more often if indicators of impairment are present. Fair value is determined using the income approach. Significant estimates used in the methodologies included estimates of future cash flows and estimates of discount rates. We have performed impairment tests on our goodwill and other intangible assets. In 2011 and 2012, we wrote impairment losses of US$0.9 million and US$0.7 million, respectively. As of December 31, 2011 and 2012, we reported a total goodwill of $8.5 million and $8 million, respectively, on our consolidated balance sheet. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows (including, projected revenues, operating expenses and capital expenditures), future short-term and long-term growth rates and weighted average cost of capital which are based on management's internal assumptions, and believed to be similar to those of market participants and represent both the specific risks associated with the business, and capital market conditions. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

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

	Year Ended December 31,
	2012	2011	2010
Consolidated statements of operations data:
Revenues:
Location based services	76.2%	75.2%	73.1%
Wireless communications products	23.8	24.8	26.9

Total Revenues	100	100	100
Cost of Revenues:
Location based services	30.9	31.8	28.5
Wireless communication products	19.8	18.7	22.3

Total cost of revenues	50.7	50.5	50.8

Gross profit	49.3	49.5	49.2
Operating Expenses:
Research and development expenses	0.4	0.4	0.3
Selling and marketing Expenses	5.6	5.3	5.9
General and administrative expenses, net	22.2	21.8	21.4
Other expenses, net	1.1	5.4	0.8

Total operating expenses	29.3	32.9	28.4
Operating Income	20.0	16.6	20.8
Other income (expenses)	4.5	(0.5)	(10.0)
Financing income, net	0.7	1.3	0.1

Income before taxes on income	25.2	17.4	10.9
Income tax	(7.9)	(3.5)	(4.3)
Share in losses of affiliated companies, net	-	-	-

Net income for the year	17.3	13.9	6.6
Less: net income attributable to non-controlling interest	(0.7)	(0.6)	(0.7)

Net income attributable to company stockholders	16.6%	13.3%	5.9%

Analysis of our Operation Results for the Year ended December 31, 2012 as compared to the Year ended December 31, 2011

Revenues

        Total revenues decreased from $160.2 million in 2011 to $150.3 million in 2012, or 6.2%. This decrease consisted of a decrease of $5.9 million from subscription fees from our location-based services and a decrease of $4 million from sales of our wireless communications products.

Location-based services segment

        Revenues in our location-based services segment decreased from $120.4 million in 2011 to $114.6 million in 2012, or 4.8%. The decrease of $5.9 million from subscription fees from our location-based services is primarily due to the negative impact of exchange rate fluctuations of approximately $13.3 million offset by an increase in subscription fees of approximately $7.4 million due to an increase in the average annual number of subscribers from 613,000 in 2011 to an average of 645,000 subscribers in 2012.

Wireless communications products segment

        Revenues in our wireless communications products segment decreased from $39.8 million in 2011 to $35.8 million in 2012. This decrease of $4 million is primarily due to the effects of exchange rates fluctuation in an amount of $2.9 million and the effect of a major licensing transaction undertaken by MAPA for a consideration of approximately $2.5 million which was effectuated in 2011.

Cost of revenues

        Total cost of revenues decreased from $80.7 million in 2011 to $76.2 million in 2012, or 5.6%. This decrease consisted of a decrease of $4.5 million in the location based services segment. As a percentage of total revenues, cost of revenues increased slightly from 50.4% in 2011 to 50.7% in 2012.

Location-based services segment

        Cost of revenues for our location-based services segment decreased from $51 million in 2011 to $46.4 million in 2012, or 9.2%. This decrease was primarily due exchange rates fluctuations in an amount of approximately $5.5 million and increase in salary expenses of approximately $1.9 million. As a percentage of total revenues for this segment, cost of revenues decreased from 40.9% in 2011 to 40.5% in 2012.

Wireless communications products segment

        Cost of revenues for our wireless communications products segment in 2012, of $29.8 million remained the same as in 2011.As a percentage of total revenues for this segment, cost of revenues decreased from 74.8% in 2011 to 83.3% in 2012, primarily due to the changes in the mixture of product’s sales and due to the major licensing transaction undertaken by MAPA in 2011 at a high gross profit margin.

Operating expenses

Research and development

        Our research and development expenses in 2012 increased from $0.6 Million in 2011 to $0.7 Million in 2012.

Selling and marketing

        Our Selling and marketing expenses in 2011 and 2012 were $8.5 million. As a percentage of total revenues, selling and marketing expenses increased from 5.3% in 2011 to 5.6% in 2012.

General and administrative

        General and administrative expenses decreased from $35.0 million in 2011 to $33.4 million in 2012, or 4.6%. This decrease includes the effect of exchange rates fluctuations of $3.9 million. This decrease was primarily due to a decrease in salary expenses. As a percentage of total revenues, general and administrative expenses increased from 21.8% in 2011 to 22.2% in 2012.

Other expenses

        Other expenses decreased from $8.7 million in 2011 to $1.6 million in 2012 primarily due to a extraordinary legal expenses incurred by us  in 2011 relating to the State Revenue Services of São Paulo's claims in Brazil . For further information concerning the Brazil claim, please refer to Item 8 under the caption "Legal Proceedings" below.

Operating income

        Total operating income increased from $26.6 million in 2011 to $29.9 million in 2012, or 12.4%. This increase of approximately $3.3 million reflects an increase of $7.1 million in the operating income in the location-based segment and a decrease of $3.8 million in the operating income in the wireless communication products segment.

Location-based services segment

Operating income in our location-based services segment increased from $22.5 million in 2011 to $29.6 million in 2012 or 31.5%. This increase was mainly attributed to a decrease in legal expenses related to litigation in Brazil.

Wireless communications products segment

        Operating income in our wireless communications products segment decreased from an operating gain of $4.1 million in 2011 to an operating gain of $0.3 million in 2012. This decrease was primarily attributed to a major licensing transaction that took place in 2011 by Mapa, having a high gross profit margin.

Other expenses (Income), net

        Other expenses (Income), net decreased from other expenses, net of $0.8 million in 2011 to other income, net of $6.8 million in 2012, due to an adjustment made to litigation expenses of $0.7 million pursuant to the Israeli district court's decision in the Leonardo litigation case, given on June 13, 2011 and in 2012 return of funds in the sum of $6.7 million under a settlement agreement reached between the parties to said litigation. For further details please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

Financing expenses (income), net

        Financing income, net, decreased from $2.1 million in 2011 to $1.0 million in 2012. This decrease was mainly due to an increase in financing expenses as a result of exchange rates fluctuations.

Income Tax

        Income Tax increased from $5.7 million in 2011 to $11.7 million in 2012, or 205%. As a percentage of income before tax on income expense tax increased from 20% in 2011 to 31% in 2012 primarily due to the fact that in 2011 we recorded an income tax benefit in respect of prior years.

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

Cost of revenues

        Total cost of revenues increased from $75.2 million in 2010 to $80.7 million in 2011, or 7.3%. This increase consisted of an increase of $8.8 million in the location based services segment and a decrease of $3.2 million in the wireless communications products segment. As a percentage of total revenues, cost of revenues decreased from 50.8% in 2010 to 50.5% in 2011.

Location-based services segment

        Cost of revenues for our location-based services segment increased from $42.1 million in 2010 to $51 million in 2011, or 20.6%. This increase was primarily due to recording in our financial statements of installation expenses which were previously recorded as cost of good sold in 2010 and is recorded as operating expenses in 2011, an increase in depreciation and salary expenses, as well as effects of exchange rates fluctuations of $1.8 million. As a percentage of total revenues for this segment, cost of revenues increased from 38.9% in 2010 to 42.3% in 2011.

Wireless communications products segment

        Cost of revenues for our wireless communications products segment decreased from $34.3 million in 2010 to $29.8 million in 2011, or 9.7%. This decrease was primarily due to changes in the mixture of products' sales including a sale of a license by Mapa, our subsidiary, to a map provider, having a higher margin of gross profit as well as a decrease in the price of products purchased by us. As a percentage of total revenues for this segment, cost of revenues decreased from 83.1% in 2010 to 74.8% in 2011, primarily due to the changes in the mixture of product’s sales and effects of exchange rates fluctuation.

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

Other expenses, net

        Other expenses, net decreased from $14.7 million in 2010 to $0.8 million in 2011, due to the Israeli district court's decision in the Leonardo litigation case, given on June 13, 2011. For further details please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Legal Proceedings” below.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

        Although we report our consolidated financial statements in dollars, in 2010, 2011 and 2012, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2010, 2011 and 2012, we derived approximately 8.3%, 8.9% and 8.7% of our revenues in dollars, 43.1%, 44.5% and 43.6% in NIS, 41.3%, 39.0% and 38.7% in Brazilian Reals and 7.3%, 7.7% and 9% in Argentine Pesos, respectively. In fiscal years 2010, 2011 and 2012, 17%, 14.1% and 18% of our expenses were incurred in dollars, 37.9%, 35.2% and 38.5% in NIS, 38.5%, 43.9% and 34.4% in Brazilian Reals and 6.7%, 6.8% and 9.1% in Argentine Pesos, respectively.

        Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In 2012, accumulated and other comprehensive income decreased by $2.2 million compared to the year 2011. In 2011, accumulated and other comprehensive income decreased by $9.1 million compared to the year 2010. In 2010, accumulated and other comprehensive income increased by $5.1 million compared to the year 2009. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2010		2011		2012
	Actual	At 2009 exchange rates(1)	Actual	At 2010 exchange rates(1)	Actual	At 2011 exchange rates(1)
	(In thousands)

Revenues	$147,825	$140,521	$160,167	$154,864	$150,318	$166,475
Gross profit	72,651	68,574	79,432	76,284	74,161	83,538
Operating income	30,668	28,775	26,583	25,557	29,947	34,496

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

        B.       LIQUIDITY AND CAPITAL RESOURCES

        We fund our operations primarily from cash generated from operations. In 2010 2011 and 2012, we had $61.3 million, $40.2 million and $34.4 million in cash, marketable securities and deposit in escrow (long and short term) and $48.6 million, $48.5 million and $44.1 million in working capital, respectively. In each of the years 2010, 2011 and 2012, our long term borrowings from banks amounted to $0.2 million. In 2010, 2011 and 2012, we also had $2.1 million, $2.1 million, and $0.6 million respectively, available to us under existing lines of credit of which we were utilizing $0.1 million in 2010, $0.4 million in 2011 and $0.2 million in 2012.

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

        We had long-term liabilities in 2010, 2011 and 2012 of $6.5 million, $6.9 million and $7.9 million, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $4.5 million, $4.7 million and $5.5 million in 2010, 2011 and 2012 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

        As from November 16, 2009, our dividend policy provides for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. According the adopted dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of our Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due all based on our needs as will be determined from time to time and subject to the provisions of the Israeli laws concerning lawful distribution of dividends. According to our dividend policy, we distributed NIS117.2 million (approximately $31.6 million) on April 7, 2010, NIS 78.8 million (approximately $21.8 million) on April 6, 2011 and NIS 96 million (approximately $25.8 million) on April 4, 2012.

        On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year.

        Following the revision of our dividend policy in 2012, on February 16, 2010, we declared a dividend in the amount equal to NIS 117.2 million, or $31.6 million. Such dividend was paid on April 7, 2010. On February 28, 2011 we declared a dividend in the amount equal to NIS 78.8 million, or $21.8 million. Such dividend was paid on April 6, 2011. Following the revision of our dividend policy in 2012, on February 21, 2012, we declared a dividend in the amount equal to NIS 96 million or $25.8 million, which was paid on April 4, 2012. On May 29, 2012, we declared a dividend in the amount equal to NIS 9.7 million or $2.5 million, which was paid on June 27, 2012. On August 14, 2012 we declared a dividend in the amount equal to NIS 20 million or $5.2 million, which was paid on October 10, 2012 and on November 18, 2012 we declared a dividend in the amount equal to NIS 9.7 million, or $2.6 million, which was paid on January 9, 2013. On February 17, 2013, we declared a dividend in the amount equal to NIS 25.4 million or $7 million, which was paid on April 4, 2013.

        As of the date of this report, we repurchased 2,507,314 of our shares. The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(In thousands)

Net cash provided by operating activities	$32,541	$45,852	$33,479
Net cash provided by (used in) investing activities	(9,885)	(10,809)	(14,974)
Net cash used in financing activities	(27,341)	(44,715)	(33,842)
Effect of exchange rate changes on cash and cash equivalents	(1,132)	(1,732)	1,198
Net increase (decrease) in cash and cash equivalents	$(5,817)	$(11,404)	$(14,139)

Years ended December 31, 2012, December 31, 2011 and December 31, 2010

Net cash provided by operating activities

        Our operating activities provided cash of $33.5 million in 2010, $45.9 million in 2011 and $32.2 million in 2012.

        The decrease of approximately $13.4 million in cash from operating activities in 2012 as opposed to 2011 was due primarily to:

Cash used for operating activities as follows:

-      Decrease in other current assets of approximately $3.8 million;
-      Decrease in other current liabilities of approximately $9.8 million;
-      Increase in accounts receivable of approximately $3.9 million

The decrease in cash from operating activities was offset by a decrease in deferred income tax of approximately $3.9 million.

        The increase of approximately $12.4 million in cash from operating activities in 2011 as opposed to 2010 was due primarily to:

Cash used for operating activities as follows:

-      Increase in our net profit of approximately $12.4 million;
-      Increase in depreciation and amortization expenses of approximately $1.9 million;
-      Decrease in accounts receivable of approximately $8.3 million

The increase in cash from current operations as stated above was offset by a decrease in litigation obligation in respect of the Leonardo litigation of approximately $14.7 million;

Net cash provided by (used in) investing activities

        Net cash used in investment activities in 2012 in an amount of approximately $9.5 million, includes mainly capital expenditure in an amount of $9.7 million.

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

Net cash provided by (used in) financing activities

        Net cash used in financing activities in 2012 in an amount of approximately $27.3 million consisted primarily of a cash dividend payment in an amount of $33.3 million and a cash dividend payment in an amount of approximately $1.1 million paid by our subsidiary to the non-controlling interest and funds in an amount of approximately $7.5 million received pursuant to a settlement agreement in the Leonardo litigation.

        Net cash used in financing activities in 2011 in an amount of approximately $44.7 million consisted primarily of a cash dividend payment in an amount of $21.8 million and payment of the sum of $22.4 million pursuant to the District Court's decision in the Leonardo Case.

        Net cash used in financing activities in 2010 in an amount of approximately $33.8 million consisted primarily of a cash dividend payment in an amount of $31.6 million and an acquisition of the minority interest in one of our subsidiaries an amount of $2.25 million.

        C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

       All of our research and development activities take place in Israel. Our Research and Design department is constantly working on upgrading the service infrastructure, introducing new services and replacing the majority of the existing fleet management applications (utilizing both internal development staff and outsourcing such activities from third parties as well as developing new service platforms for cellular/GPS based devices).

        Expenditures for research and development activities engaged by us were approximately $0.7 million in 2012, $0.6 million in 2011 and $0.5 million in 2010.

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

        F.       TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2012:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases	5,913	1,790	1,997	1,094	1,032
Long-term loans	176	176	-	-	-
Purchase Obligations	1,763	1,763	-	-	-
Total	7,852	3,729	1,997	1,094	1,032

            G.       SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward looking information provided in Items 5.E and F.

ITEM 6.                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        A.       DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	66	President and director
Yehuda Kahane	68	Director
Ze'ev Koren	67	Chairman of the Board of Directors
Avner Kurz	59	Director
Amos Kurz	56	Director
Yigal Shani	68	Director
Eyal Sheratzky	44	Co-Chief Executive Officer and Director
Nir Sheratzky	40	Co-Chief Executive Officer and Director
Gil Sheratzky	35	Director
Yoav Kahane(1)(2)(3)	39	Director
Orna Ophir(1)(2)(3)(4)	62	Director
Israel Baron(1)(2)(3)(4) +	59	Director
Ami Saranga	49	Deputy Chief Executive Officer
Eli Kamer	46	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	47	General Counsel
Udi Mizrahi	41	VP Finance

Notes:
(1)Member of audit committee
(2) Member of compensation committee
(3) Member of examination of financial statements committee
(4) External director elected in accordance with the Israeli Companies Law
+Chairperson of all committees

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

        Yehuda Kahane is a co-founder of our company and has served as a director since its acquisition from Tadiran in 1995. Professor Kahane is a Professor Emeritus at the Faculty of Management, Tel Aviv University and heads the Akirov Institute for Business and the Environment at Tel-Aviv University. Professor Kahane founded and served as the first Dean of the Israeli Academic School of Insurance until 2000. In addition, he was the co-founder and co-owner of the managing firm of the first balanced pension fund in Israel, Teshura, a co-owner of the technological incubators Weizman, Ofakim and Katzrin, and is involved in the formation, seed investment and management of start-up companies. Professor Kahane serves as an actuarial consultant to various companies and organizations and has been providing financial consulting services to our company since 1998. Professor Kahane is a director in Capital Point Ltd. and in a large number of private technological companies unrelated to us. He is the chairman of an association for the visually impaired of Hertzelia and Sharon District and a board member of the umbrella organization for the visually impaired in Israel. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem. He is the father of Yoav Kahane.

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

        Yoav Kahane has served as director of our company since 1998 and as of 2011 also serves as a member of our audit committee. Since 2006 Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager and served as CEO of Advanced Lipids AB a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. In addition, Mr. Kahane is serving as CEO of Spot-On Therapeutics Ltd., a startup company that develops a medical device for the treatment of dizziness. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds BA degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Kahane.

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

        Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our audit committee and our compensation committee. Mr. Baron serves as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to such date, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting.

        Ami Saranga has been serving as Deputy chief executive officer of our company since 2011. Prior to that Mr. Saranga served as our VP Marketing since 2008. Prior to 2008, Mr. Saranga managed the SME division of Pelephone Communications Ltd., one of Israel's largest telecommunication network operators. Mr. Saranga holds a BA degree in business administration from Ruppin Academic Center, Israel.

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

        B.       COMPENSATION

        The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2012 was approximately $172,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings.

The aggregate compensation paid to our Co-Chief Executive Officers in 2012 was $1,320,000. Our four highest paid officers in 2012, other than our Co-Chief Executive Officers, were the active President, who was paid $2,212,000 in 2012, and our Vice President Systems Operation, Vice President of Finance and Vice Chief Executive Officer, who were paid $262,000, $240,000 and $233,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2012 was approximately $5,683,000. In 2012 we paid an aggregate amount of $442,000 to three directors who either provided us with services or were employed by us as officers. These compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2012, we set aside $411,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits. All numbers in this paragraph are rounded to the nearest thousand.

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

In November 2011 our board of directors appointed Mr. Yoav Kahane as a member of our audit committee in place of Mr. Ze'ev Koren. On such date, our audit committee and board of directors approved compensation for Yoav Kahane for serving as a member of our audit committee and compensation for Mr. Ze'ev Koren for serving as the Chairman of our board of directors, with such compensation to equal the compensation awarded and paid to each of our external directors as promulgated under the Israeli laws. In 2011 and 2012, we paid the sum of NIS 321,000 (approximately $90,000) and NIS 331,000 (approximately $86,000) respectively to our external directors.

We do not have any agreements with directors providing for benefits upon termination of their respective employment.

In December 2012, an amendment to the Israeli Companies Law (“Amendment 20”) became effective, requiring companies to appoint a compensation committee. Our existing compensation committee meets this requirement, as applicable to us. See “Compensation Committee” below.

Amendment 20 also requires that companies adopt a compensation policy by September 11, 2013, which will set forth company policy regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification (“Terms of Office and Employment”). The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer. The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The compensation policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. The compensation policy must be approved by the board of directors and the shareholders every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for specified reasons.

Under Amendment 20, the Terms of Office and Employment of office holders require the approval of the compensation committee and the board of directors. The Terms of Office and Employment of directors and the chief executive officer must also be approved by shareholders.

Changes to existing Terms of Office and Employment of office holders (other than directors) can be made with the approval of the compensation committee only, if the committee determines that the change is not substantially different from the existing terms. Under certain circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above. Such shareholder approval will also be required with respect to determining the Terms of Office and Employment of a director or the chief executive officer during the transition period until the company adopts a compensation policy. Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for chief executive officer if such candidate meets certain independence criteria, the terms are in line with the compensation policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement.

Under the Israeli Companies Law and related regulations, the compensation payable to external directors is subject to certain further limitations. See “—External Directors" below.

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

Gideon Ezra, Ltd. is a company wholly owned by Mr. Doron Ezra. Moked Services, Information, Management and Investments is a company owned by A. Sheratzky Holdings Ltd. (a company controlled by Izzy Sheratzky 93%) and in which each of Eyal Sheratzky and Nir Sheratzky, Co-CEO's of Ituran and directors, hold 3.5%). F.K. Generators and Equipment is a company controlled by Perfect Quality Trading Ltd. (51%), a company owned by Avner Kurz and Amos Kurz in equal parts. Yehuda Kahane Ltd. is a company owned by Professor Kahane and Rivka Kahane. T.S.D. Holdings is a company controlled by Efraim Sheratzky. G.N.S. Holdings is a company controlled by Yigal Shani.

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

        C.        BOARD PRACTICES

Board of Directors

Pursuant to our articles of association as presently in effect, our Board of Directors consists of twelve directors, including three independent directors in accordance with the listing requirements of the Nasdaq of whom two directors are external directors in accordance with Israeli law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected and may in certain circumstances be removed by the majority of our shareholders. Our articles of association provide for staggered three-year terms for all of our directors. The directors on our Board (excluding the external directors) are divided into three classes, and each class of directors will serve for a term of three years. The term of office of the directors assigned to class A has expired at our annual meeting of shareholders held in 2010 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class B has expired at the annual meeting of shareholders held in 2012 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. The term of office of the directors assigned to class C has expired at the annual meeting of shareholders held in 2009 and was renewed for a further term until the third succeeding annual meeting of shareholders, and at each third succeeding annual meeting thereafter. This classification of the Board of Directors may delay or prevent a change of control of our company or in our management. The external directors, under Israeli law, serve a three-year term which may be extended for an additional term of three years. Following an extension of their tenure for an additional three year period, the shareholders may elect, if the board of directors and Audit Committee have approved and concluded that the external directors have special expertise and contribution to the board of directors and its committees, to reelect the external directors to serve in that capacity for additional three year terms. Our directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire. External directors may be removed from office pursuant to the terms of the Israeli Companies Law, 5759 – 1999, which we refer to as the Israeli Companies Law. See “External directors” below.

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

        Dr. Ophir and Mr. Baron have been elected as our external directors through 2006, and in November 2011, were re-elected by our shareholders to serve as our external directors for an additional term of three years until January 2015.

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

        Pursuant to the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010, a reporting entity, except for a reporting entity that is subject to Chapter E(3) of the Israeli Securities Act, is required to establish a committee of the board of directors for the examination of financial statements. Commencing with the 2010 year-end financial statements, financial reports of a public company may be brought for discussion and authorization of the board of directors only after such committee for the examination of financial statements has discussed and formulated recommendations to the board of directors in connection with: the estimates used in connection with the financial statements; the internal audits related to financial reporting; the completeness and appropriateness of disclosure in the financial statements; the accounting policy adopted and accounting treatment applied in the material matters of the company; valuations, including the assumptions and estimates underlying them, on which bases data in the financial statements is provided. The members of the committee for the examination of financial statements must be directors who meet certain independence requirements, and, among other things, must be able to read and understand financial statements, with at least one of the members being an accounting and financial expert (as defined under the regulations). Since we are a reporting entity under Chapter E(3), we are not obliged to constitute a committee for the examination of financial statements. Notwithstanding the aforesaid, during 2012 and to date, we continued to hold meetings of the examination of financial statements committee.

Compensation committee

        The Israeli Companies Law mandates the appointment of a compensation committee comprising at least three directors. Under the Israeli Companies Law, the compensation committee must include all of the statutory independent directors, one of which must serve as the chairman of the committee, and the committee must include only additional members that satisfy the criteria for remuneration applicable to the external directors. Our compensation committee includes only independent directors, as defined by the SEC and Nasdaq regulations.

        Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

        Furthermore, our compensation committee oversees, on behalf of the Board, the management of Ituran's compensation and other human resources-related issues and otherwise carries out on behalf of the Board its responsibilities relating to these issues. The committee is responsible for establishing annual and long-term performance goals and objectives for our executive officers, as well as reviewing Ituran's overall compensation philosophy and policies and the implementation thereof, including with respect to executive officers and directors. In addition, the compensation committee reviews and approves any arrangement as to the terms of service and/or employment of executive officers or directors.

        The members of our compensation committee are Dr. Orna Ophir, Israel Baron and Yoav Kahane.

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

        D.       EMPLOYEES

        The following table sets forth the total number of our subsidiaries’ employees at the end of each of the past three years, and a breakdown of persons employed by main category of activity and geographic location:

	Year Ended December 31,
	2012	2011		2010
By area of activity:
Control Center	346	351		325
Research and Development	27	33		32
Sales and Marketing	96	83	*	101	*
Technical support and IT	234	242		272
Finance, Administration and Management	217	198		201
Private enforcement and operations	353	318	*	333	*
Manufacturing	47	52		51
Total	1,320	1,277		1,315

By geographic location (out of total):
Israel	599	588		561
Brazil	519	483		550
Argentina	171	175		174
United States	31	31		30
Total	1,320	1,277		1,315

        * information amended

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

        In 2006, our remuneration committee adopted a resolution to pay our managers (not including managers who are directors) a quarterly bonus equal to 1.5% of our consolidated profit before tax and after equity and minority profits, which was paid at that time to 13 of our managers in different proportions based on their seniority, level of global and domestic involvement in our operations and other criteria set by the committee. In April 2010, our compensation committee resolved to grant a bonus in the aggregate sum equal to 0.9% of the operating profit of Ituran (not on a consolidated basis), including the profit attributed to the activities of our subsidiary, E-Com Global Electronic Commerce Ltd. relating to value added services provided by E-Com, which will be distributed between some of our employees (including some of our managers who received bonuses under the 2006 plan and in lieu of such bonuses) ranging from medium to junior levels of management, commencing as of the third quarter of 2010 and will be reflected in our results of operations from the second quarter of 2010. In 2012, we paid the approximately the aggregate sum of $582,000 in bonuses to our employees under the plan.

Brazil

        Our employment agreements in Brazil are subject to Brazilian labor laws and regulations, to collective labor agreements or bargaining arrangements with unions and contract. The laws and regulations in Brazil govern almost all aspects of an employment relationship and do not leave much room to be negotiated with the employee. Still, employment contracts create obligations to the parties if they are in compliance with the law. The Labor Code mainly governs the employees’ right to paid annual vacation, paid sick days, the maximum length of a workday, minimum payment for overtime and statutory severance pay. Brazilian law generally requires severance pay equal to 50% of the balance of the employee’s FGTS account (a mandatory fund to guarantee severance and unemployment). The FGTS can also be withdrawn when the employee retires, dies or his employment is terminated without cause, among others. Brazilian employers are required to purchase health insurance for employees only in the event it is set forth by the applicable collective labor agreement, contract or company policy, and are required to cover employees’ food and travel costs whenever a business trip is required, and to make deposits into the a Guarantee Severance Fund (the so-called “FGTS”). Furthermore, Brazilian employees and employers are required to make contributions to the National Insurance Institute (“INSS”), similar to the United States Social Security Administration. Our collections to the National Insurance Institute amount to 34.8% to 39.8% of the payrolls, out of which 8% to 11% (limited to R$4,159,000 of individual salary) corresponds to contributions by the employees deducted from salaries and 26.8% is the fixed part we pay. Our contribution of 26.8% includes mandatory contribution to the Public Insurance for Labor Accidents and Diseases (SAT). According to Decree Law 6957/2009 such portion, which varies from 1% to 3% of payroll, should be multiplied by another factor (FAP) from 0.5 to 2 in order to reduce or increase our burden to reflect statistics of occupational accidents and diseases in our business.

        All of our employees in Brazil, excluding the chief executive officer, some directors (VPs) and one manager, are represented by a labor union and the employees’ mandatory contributions to their union are paid by us. The law authorizes us to deduct mandatory contributions to unions from the respective salaries.

Argentina

        Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause. Argentine employers are also required to contribute for the following items: (a) Pension funds 17% (b) health insurance for employees 6% (c) occupational accident insurance 2.59%; and (d) Retirement fund insurance 3.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

        Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them.

United States

        We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

        E.       SHARE OWNERSHIP

        The following sets forth, as of April 15, 2013 the share ownership of our directors and executive officers. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership*

Izzy Sheratzky(3)	5,647,747	26.93
Professor Yehuda Kahane (4)	2,028,539	9.67
Zeev Koren	-	-
Avner Kurz (5)	1,445,205	6.89
Amos Kurz (6)	1,445,205	6.89
Yigal Shani (7)	347,131	1.65
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Orna Ophir	-	-
Israel Baron	-	-
Ami Saranga	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	-	-

*not including 2,507,314 treasury shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
(2)
Amounts in this column are based on 23,475,431 ordinary shares outstanding as of April 15, 2013. ‘Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)
Shares beneficially owned include: (a) 139,430 shares directly owned by Mr. Sheratzky and an entity wholly owned by him; (b) 5,506,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky beneficially owns due to his shared voting and investment power over such shares in accordance with a certain shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.B. – “Compensation” under the caption “Shareholders agreement and articles of association of Moked Ituran” above; (c) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

(4)
Shares beneficially owned include: (a) 447,782 shares directly owned by Professor Kahane jointly with his wife, Rivka Kahane; (b) 148,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

(5)
Shares beneficially owned include: (a) 13,398 shares owned by F.K. Generators and Equipment, which Avner Kurz may be considered to beneficially own by virtue of his shared voting and investment power over such shares through his 33 1/3 % ownership of Perfect Quality Trading Ltd., a majority shareholder of F.K with the other 33 1/3% ownership of Perfect Quality Trading Ltd. owned by Mr. Amos Kurz (Avner Kurz’s brother) and 33 1/3% ownership of Perfect Quality Trading Ltd. owned by Mr. Uri Kurz (Avner Kurz and Amos Kurz's brother), and (b) 1,431,807 shares owned by Moked Ituran that Avner Kurz may be considered to beneficially own through F.K. as described above, which F.K. is deemed to beneficially own by virtue of its right to direct the disposition of such shares in accordance with Moked’s articles of association (due to its 26% ownership of Moked Ituran).

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

(7)
Shares beneficially owned include: (a) 43,500 shares directly owned by Yigal Shani, (b) 97,121 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,510 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over G.N.S. Holdings, the holder of 3.75% of Moked’s shares, in which he owns 100% of the shares.

ITEM 7.                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        A.       MAJOR SHAREHOLDERS

        The following table shows the number of our ordinary shares beneficially owned by (a) the only shareholders known to us as of April 15, 2013, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

         The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Shareholder	Number of Ordinary Shares Beneficially Owned (1)	% Voting
Moked Ituran Ltd. (1)	5,506,952	26.26
F.K. Generators and Equipment Ltd. (2)	1,445,205	6.89
All directors and executive officers as a group	6,398,498	30.51
The Baupost Group, L.L.C.(3)	1,685,666	8.04
D.S Apex Holdings Ltd.(4)	1,350,569	6.44
Psagot Investments House Ltd.(5)	1,056,412	5.04
Treasury shares	2,507,314	-

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

(3) the information presented herein is based on Form 13G filed by The Baupost Group, L.L.C. on February 10, 2012. According to the information presented on Form 13G filed by Baupost Group, L.L.C, Baupost is a registered investment adviser and acts as an investment adviser and general partner to certain investment limited partnerships. SAK Corporation is the Manager of Baupost. Mr. Seth A. Klarman, as the sole director and sole officer of SAK Corporation and a controlling person of Baupost, and may be deemed to have beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934 of the securities beneficially owned by Baupost. The shares reported as being beneficially owned by Baupost include securities purchased on behalf of various investment limited partnerships.

(4) Shares beneficially owned include: (a) 123,752 shares held by trust funds managed by DS Apex group; (b) 455,827 shares held by provident funds and pension funds managed by DS Apex group; (c) 757,515 shares held through exchange traded note managed by DS APEX group; and (d) 13,475 shares held by portfolio management clients managed by DS APEX group. The controlling shareholder of DS APEX is BRM Group Ltd. (of which Eli Barkat, Nir Barkat and Yuval Rakavy are the controlling shareholders) and Mr. Zvi Stepak. The information presented herein is based on report received from D.S. Apex Holdings Ltd. dated April 3, 2013.

(5) the information presented herein is based on Form 13G filed by Psagot Investments House Ltd. on January 9, 2013. According to the information presented on Form 13G filed by Psagot Investment House Ltd. ("Psagot"), the shares are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Funds. Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Funds is a wholly owned subsidiary of Psagot. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by Psagot on January 9, 2013.

        None of our major shareholders have different voting rights than each other and/or than our other shareholders.

        As of April 15, 2013, we had a total of 6* shareholders of record in the United States with registered with addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* Includes the Depository Trust Company.

        B.       RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

        We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and Yigal Shani, one of our directors. We pay an annual aggregate amount of NIS 1,082,000 or $280,000, for our basic insurance policies and NIS 731,000, or $189,000 for our directors’ and officers’ insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 278,000 or $72,000 which is paid by the insurance company on account of these policies.

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

        The aggregate amounts paid to A. Sheratzky Holdings in 2010, 2011 and 2012 were approximately $3,311,000, $3,254,000 and $2,691,000, respectively (all numbers include value added tax).

        On March 23, 1998, we entered into a financial services agreement with our director, Professor Kahane. Pursuant to this agreement, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 4,000, or approximately $1,100, linked to the Israeli consumer price index. The initial term of the agreement was two years, automatically renewable for additional two-year terms, until terminated by either party by providing a 180-day prior notice. In May 2003, the monthly fee payable to Professor Kahane under the agreement was increased to NIS 15,000, or approximately $4,300, linked to the consumer price index. The aggregate amounts paid to Professor Kahane in each of the years 2011 and 2012 were approximately $59,000 and $56,000, respectively. Whereas the term of the agreement exceeds three years, under recent amendments to the Law, our audit committee, board of directors and shareholders have ratified and approved the agreement with Professor Kahane which according to current Israeli law will remain in force and effect until May 11, 2014.

        On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. entered into an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that Company in consideration of monthly payments in the amount of NIS 25,000 or $7,100, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky will report to our CEO. The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in that company’s profits before tax, (up to a maximum amount of 1% of that company’s profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007. The aggregate amounts paid to Mr. Gil Sheratzky in 2011 and 2012 were approximately $203,000 and $196,000 respectively. Whereas the term of the agreement exceeds three years, under recent amendments to the Law, our audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014.

        On May 29, 2002, Rinat Yogev Nadlan, a company controlled by our controlling shareholder, Izzy Sheratzky and Messrs. Yigal Shani, Amos Kurz and Avner Kurz, our directors, entered into an agreement with our recently sold subsidiary Ituran Cellular Communication for the lease of a property held by Rinat Yogev Nadlan, whichexpired on February 2012 and was extended until October 2016. The aggregate amounts paid to Rinat Yogev Nadlan in each of 2010, 2011 and 2012 were approximately $74,000.

         In November 2011 our board of directors appointed Mr. Yoav Kahane as a member of our audit committee in place of Mr. Ze'ev Koren. On such date, our audit committee and board of directors approved compensation for Yoav Kahane for serving as a member of our audit committee and compensation for Mr. Ze'ev Koren for serving as the Chairman of our board of directors, with such compensation to equal the compensation awarded and paid to each of our external directors as promulgated under the Israeli laws. In 2011 and 2012, we paid the sum of NIS 321,000 (approximately $90,000) and NIS 331,000 (approximately $86,000) respectively to our external directors. The approval of compensation to Mssrs. Ze'ev Koren and Yoav Kahane was made pursuant to the Companies Regulations (Concessions in Interested Parties' Transactions), 2000, in lieu of convening a general meeting of our shareholders to approve such compensation.

        In April 2012, our audit committee and board of directors approved compensation in the monthly sum of US$8,000 to Mr. Avner Kurz, our director, to be paid by our subsidiary in Brazil in respect of consulting services to be provided by Mr. Kurz to our subsidiary. The agreement entered into effect on November 15, 2011 and shall remain in full force and effect for a term of two years, automatically renewable for a further term of two years, subject to the requirements under Israeli law concerning the approval of interested parties' transactions. The agreement was approved by our shareholders on May 21, 2012.

Transactions with our affiliates and associates

        We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2011 and 2012, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from ERM in the sum of approximately NIS 29.3 million (or approximately $8.2 million) and NIS 21.7 million (or approximately $5.6 million), respectively.  Ituran and E-Com Global Electronic Commerce Ltd. (our wholly owned subsidiary) acquired a license from our subsidiary, Mapa, to use Mapa’s GISrael-Navigator database in order to incorporate such database in our navigation based products. In 2011 and 2012, we paid the aggregate sum of approximately $185,000 and $224,000 respectively, for the use of such license.

        C.       INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.                                FINANCIAL INFORMATION

        A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Legal proceedings

        We were involved in litigation with Leonardo L.P., a US-based hedge fund, arising out of a financial transaction entered into between us and Leonardo in February 2000 as described in our annual report for the year 2011. On June 13, 2011, the district court in its decision accepted one of Leonardo's and ordered us to pay the sum of approximately US$9.6 million, to be paid in accordance with the exchange rate in NIS at the date of the occurrence of the "triggering event", plus interest and linkage differences by law and in addition legal expenses in the sum of NIS 1.2 million (approximately US$0.3 million), which total approximately the sum of NIS 78.7 million (approximately US$22.7 million) at that time. We filed an appeal with the Supreme Court, in which we appealed the district court's decision dated June 13, 2011 as well as the legal expenses and costs which we were ordered to pay according to the district court's decision. Leonardo counter-appealed the district court's decision in dismissing Leonardo's three alternative claims in addition to the court's decision to apply interest by law and not default interest under the terms of the financial transaction between Leonardo and us as well as the legal expenses and costs which we were ordered to pay. On July 25, 2012, Leonardo and we settled the mutual claims against one another in a settlement agreement that annulled the decision of the district court dated June 13, 2011 and determined that out of the sum of NIS 81.9 million (approximately $22.4 million) which was deposited in escrow by Leonardo pursuant to the district court's determination on June 13, 2011, the sum of approximately NIS 49.7 million (approximately $12.2 million at that time) was released to Leonardo and the sum of approximately NIS 32.2 million (approximately $7.9 million at that time) was released to us. In addition, any surplus amount in the escrow account shall be released to Leonardo and us at the ratio of 60-40. Accordingly, we received in December 2012 approximately the total sum of NIS 1,000,000 (approximately $260,000) out of the deposit account.

        On December 21, 2009, we have also received from ST a letter seeking indemnification for an alleged breach of certain representations by Ituran under the purchase agreement, claiming damages in an amount of approximately US$4.3 million. ST's letter also included an allegation in respect of a possible and additional breach of a representation in an additional amount of approximately US$4.3 million. The Company and ST entered into arbitration proceedings in Israel in which ST claims damages in the amount of approximately US$10.3 million. Currently parties are undergoing discovery proceedings following the filing of a statement of claim and statement of defense on the part of ST and the Company respectively. A preliminary arbitration meeting took place on April 17, 2013.  Due to the early stages of proceedings, it is difficult to assess our chances of success, however, we continue to believe that the claims made by ST as stated in their letter have no merits and intend to vigorously defend ourselves against such claims. For further details concerning the sale of Telematics to ST, see Item 4.A – Information on the Company, under the caption “History and Development of the Company” above.

        On July 13, 2010 the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. The tax deficiency notice was in the amount, at the time of serving upon us the notice, of R$36,499,984 (approximately US$22.1 million) plus interest in the amount of R$30,282,420 (approximately US$18.2 million) and penalties in the amount of R$66,143,446 (approximately US$40 million). As of December 31, 2012, the aggregate sum claimed pursuant to the tax deficiency notice (principal amount, interest and penalties) is estimated at R$195,600,000 (approximately $95.0 million). The decision of the administration first level was unfavourable to us and we have filed an appeal to the Administrative Court of Appeals in São Paulo. On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in our favor. The State of São Paulo filed an administrative appeal to a full bench session at the Administrative Court and we are currently awaiting the decision of the Administrative Court. In case the State of São Paulo is successful at the Administrative appeal, we are entitled to challenge the Administrative Court's decision in a court of law. We received a legal opinion from a prominent law firm in Brazil that the merits of the case are overwhelmingly favorable to us, determining among other things that the imposition on the subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal. We believe, based on the legal opinion of the subsidiary's Brazilian legal counsel and considering the results of the Administrative Court's decision in favor of the subsidiary, and that the chances of success are highly probable.

        While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

        On June 24, 2010 the Brazilian Internal Revenue Service issue a tax assessment that claim the payment, at the time of filing the tax assessment, of R$2,847,893.95 (approximately US$1.58 million) plus interest in the amount of R$1,089,904.60 (approximately US$600 thousand) and penalties in the amount of R$3,633,365.35 (approximately US$2.0 million), which is composed of Income Tax 25%, Social Contribution 9%, fine at the rate of 150% on the principal sum plus interest, by reason of the offsetting on October 1, 2005, the amount of approximately US$ 3.8 million, of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administration first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo and await the decision of the Administrative Court of Appeal. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit and will continue to vigorously defend ourselves in the appeal proceedings. As of December 31, 2012, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$8.6 million (approximately $4.2 million).

        On March 21, 2011, the Company received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company (see Note 12C), which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. On March 5, 2012 the court approved a settlement without admission reached with the plaintiff, for a payment of an immaterial amount as reimbursement of the plaintiff's legal fees and dismissal of the lawsuit as a class action.

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

        On February 16, 2010, we declared a dividend in the amount equal to NIS 117.2 million, or $31.6 million. Such dividend was paid on April 7, 2010. On February 28, 2011 we declared a dividend in the amount equal to NIS 78.8 million, or $21.8 million. Such dividend was paid on April 6, 2011. Following the revision of our dividend policy in 2012, on February 21, 2012, we declared a dividend in the amount equal to NIS 96 million or $25.8 million, which was paid on April 4, 2012. On May 29, 2012, we declared a dividend in the amount equal to NIS 9.7 million or $2.5 million, which was paid on June 27, 2012. On August 14, 2012 we declared a dividend in the amount equal to NIS 20.0 million or $5.2 million, which was paid on October 10, 2012 and on November 18, 2012 we declared a dividend in the amount equal to NIS 9.7 million, or $2.6 million, which was paid on January 9, 2013. On February 17, 2013, we declared a dividend in the amount equal to NIS 25.4 million or $7.0 million, which was paid on April 4, 2013.

        B.       SIGNIFICANT CHANGES

        Except for as stated in this annual report, there are no significant changes as of December 31, 2012.

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

	Price per ordinary share ($)
	High	Low

During the last six months
March 2013	16.41	15.49
February 2013	15.14	14.38
January 2012	14.31	13.77
December 2012	13.57	12.75
November 2012	13.17	12.46
October 2012	12.90	11.95

During each fiscal quarter of 2011 and 2012
First Quarter 2013	16.41	13.77
Fourth Quarter 2012	13.57	11.70
Third Quarter 2012	14.26	10.72
Second Quarter 2012	14.03	10.70
First Quarter 2012	15.67	13.02
Fourth Quarter 2011	13.95	11.72
Third Quarter 2011	14.82	11.65
Second Quarter 2011	16.27	13.77
First Quarter 2011	18.30	14.84

        The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel-Aviv Stock Exchange. U.S. dollars per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low
Annual:
2012	57.85	42.10	15.28	10.72
2011	65.09	42.00	18.09	11.81
2010	62.60	48.55	17.54	12.86
2009	50.43	25.73	13.35	6.06
2008	44.02	22.84	12.85	5.68

Quarterly:
First Quarter 2013	61.07	51.60	16.54	13.82
Fourth Quarter 2012	51.12	46.57	12.94	11.99
Third Quarter 2012	45.99	42.10	11.27	10.72
Second Quarter 2012	52.95	42.84	14.14	10.87
First Quarter 2012	57.85	49.12	15.28	13.16
Fourth Quarter 2011	52.40	43.27	13.80	11.50
Third Quarter 2011	49.87	42.00	14.68	11.81
Second Quarter 2011	54.89	46.46	16.17	13.47
First Quarter 2011	65.09	51.85	18.09	14.90

Most recent six months:
March 2013	61.07	56.90	16.54	15.28
February 2013	56.79	53.68	15.21	14.50
January 2012	52.91	51.60	13.80	13.82
December 2012	50.97	47.54	13.29	12.69
November 2012	51.12	48.54	12.94	12.43
October 2012	49.73	46.57	12.90	11.99

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

Compensation arrangements

        The Terms of Office and Employment of office holders other than the chief executive officer and directors, require the approval of both our compensation committee and the Board. The Terms of Office and Employment of the chief executive officer and the directors require the approval of the compensation committee, the Board and our shareholders. (See “Item 6—Directors, Senior Management and Employees; Compensation”).

Shareholders

Controlling shareholders

        Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to an office holder also apply to a “controlling shareholder” of a public company. A “controlling shareholder” is a shareholder who has the ability to direct the activities of a company, and for the purpose of the disclosure requirements and approval of related party transactions, the term includes any shareholder holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Currently Moked Ituran Ltd. is considered a “controlling shareholder” of our company under Israeli law. Mr. Izzy Sheratzy beneficially owns the shareholdings of Moked Ituran due to his shared voting and investment power over such shares in accordance with a shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, as amended. In addition, all shareholders of Moked Ituran who are parties to such shareholders agreement, may also be considered “controlling shareholders” for the purposes of interested parties transactions under the Israeli Companies Law.

Required approval

        Transactions for a period of more than three years generally need to be brought for approval in accordance with the above procedures every three years. A shareholder that holds 25% or more of the voting rights in a company is considered a controlling shareholder for these purposes if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages.

        Extraordinary transactions of a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, directly or indirectly, through a company controlled by him in respect of receipt of services from same and if he is an office holder or an employee – the terms of his employment, generally require the approval of the audit committee (or with respect to Terms of Office and Employment – the compensation committee), the board of directors and the shareholders, in that order. If required, shareholder approval must include the majority of shares voted at the meeting. In addition, either:

■	the majority must include at least the majority of the shares of disinterested shareholders voted at the meeting; or
■	the total number of shares of disinterested shareholders who voted against the transaction must not exceed 2.0% of the aggregate voting rights in the company.

Transactions for a period of more than three years generally need to be brought for approval in accordance with the above procedures every three years.

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

A non-corporate US Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 23.8%. For purposes of determining whether a non-corporate US Holders will have “qualified dividend income,” “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate US Holders generally are subject to a lower maximum marginal US federal income tax rate than the maximum marginal US federal income tax rate applicable to ordinary income, other than qualified dividend income, as defined above, generally , not exceeding 23.8%.  The deductibility of capital losses by a US Holder is subject to limitations. In general, any gain or loss recognized by a US Holder on the sale or other disposition of ordinary shares will be US source income or loss for US foreign tax credit purposes. US Holders should consult their own tax advisors concerning the source of income for US foreign tax credit purposes and the effect of the US-Israel Tax Treaty on the source of income.

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

Information Reporting and Back-up Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale or disposition of ordinary shares made within the United States or by a US payor or US middleman may be subject to information reporting to the Internal Revenue Service and possible US backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding also will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or otherwise is exempt from US backup withholding requirements. US Holders who are required to establish their exempt status must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the US information reporting and backup withholding rules.

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

Israeli Tax Considerations

The following is a summary of the current material Israeli tax laws applicable to companies in Israel with special reference to its effect on us. This section also contains a discussion of certain Israeli government programs from which we may benefit and some Israeli tax consequences to persons acquiring ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel, traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. Accordingly, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax.  In 2012 the corporate tax rate was 25% on their taxable income. Capital gains derived after January 1, 2010 are subject to a corporate tax rate imposed in the sale year.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended

Under the Israeli law, Israeli subsidiaries of the company are entitled to various tax benefits by virtue of the "Preferred Enterprise" status or the "Beneficiary Enterprise" status that was granted to their production under the "Investment Law". There can be no assurance that those Israeli subsidiaries will continue to qualify as "Preferred Enterprises" or "Beneficiary Enterprises" in the future or that the benefits will be granted in the future.

Tax benefits under the 2005 Amendment

On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Beneficiary Enterprise (rather than the previous terminology of Approved Enterprise) if it owns an industrial facility (as defined in the Investments Law) that will contribute to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross product. Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Beneficiary Enterprise commences in the “Year of Commencement.” The Year of Commencement is defined as the later of (a) the first tax year in which a company had derived income for tax purposes from the Beneficiary Enterprise or (b) the year in which a company requested to have the tax benefits apply to the Beneficiary Enterprise – "Year of Election".

Tax benefits are available under the 2005 Amendment to industry facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the 2005 Amendment states that a company must make a qualifying investment in productive assets of in the Beneficiary Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the Year of Election.

The duration of tax benefits is subject to a limitation of the earlier of seven to ten years from the Commencement Year, or twelve years from the first day of the Year of Election. The tax benefits granted to a Beneficiary Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following tax routes:

•
Exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Beneficiary Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for a term of seven to ten years, depending on the level of foreign investment in the company. If the company distributes  dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that would have applied to that income. Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company. At the distribution of dividends deriving from the Beneficiary Enterprise, the company is required to withhold tax at the source at a rate of 15%.;

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Beneficiary Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

The benefits available to a Beneficiary Enterprise are conditioned upon terms stipulated in the Investment Law. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Beneficiary Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

Reform of the Investments Law

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which introduces a new status of "Preferred Company" and "Preferred Enterprise". The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years. The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include among others the following:

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

The subsidiaries elected to adopt the Investments Law's instructions as amended, commencing 2011.

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

Taxation of our shareholders

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined below) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, hold, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

Commencing as of January 1, 2013, an individual whose taxable income during a tax year is in excess of NIS 800 thousand, will be liable for an additional 2% on the portion that is in excess of NIS 800 thousand.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently up to 48% for individuals in 2013).

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a "Substantial Shareholder” (as defined above). A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise will be generally subject to a withholding tax rate of 15%. Commencing as of January 1, 2013, an individual whose taxable income during a tax year is in excess of NIS 800 thousand, will be liable for an additional 2% on the portion that is in excess of NIS 800 thousand.

Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the corporate tax rate.

Taxation of non-Israeli shareholders on receipt of dividends.

As of the beginning of 2012, non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” (as defined above) at the time receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate is 30%. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5% , provided, however, that no more than 25% of our gross income for such previous tax year (if any) consists of interest or dividends (other than dividends or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting stock of which is owned by us at the time such dividends or interest is received). We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A distribution of dividend to non Israeli resident from income attributed to a Preferred Enterprise will be generally subject to withholding tax rates of 15%, subject to a reduced rate under the provisions of any applicable double tax treaty.

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

You may review a copy of our filings with the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such materials at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we are now required to file through the Securities and Exchange Commission’s EDGAR system and our periodic filings are therefore available on the Securities and Exchange Commission’s Web site at http://www.sec.gov. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2010, 2011 and 2012, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2010, 2011 and 2012, we derived approximately 8.3%, 8.9% and 8.7% of our revenues in dollars, 43.1%, 44.5% and 43.6% in NIS, 41.3%, 39.0% and 38.7% in Brazilian Reals and 7.3%, 7.7% and 9% in Argentine Pesos, respectively. In fiscal years 2010, 2011 and 2012, 17%, 14.1% and 18% of our expenses were incurred in dollars, 37.9%, 35.2% and 38.5% NIS, 38.5%, 43.9% and 34.4% in Brazilian Reals and 6.7%, 6.8% and 9.1% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2012, accumulated other comprehensive income decreased by $2.2 million compared to the year 2011. In the year 2011, accumulated other comprehensive income decreased by $9.0 million compared to the year 2010. In the year 2010, accumulated other comprehensive income increased by $5.1 million compared to the year 2009. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2010		2011		2012
	Actual	At 2009 exchange rates(1)	Actual	At 2010 exchange rates(1)	Actual	At 2011 exchange rates(1)
	(In thousands)

Revenues	$147,825	$140,521	$160,167	$154,864	$150,318	$166,475
Gross profit	72,651	68,574	79,432	76,284	74,161	83,538
Operating income	30,668	28,775	26,583	25,557	29,947	34,496

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

Set forth below is the composition of the derivative financial instruments at the following dates:

	As of December 31,
	2010		2011		2012
	Par* Value	Fair Value	Par Value	Fair Value	Par Value	Fair Value
	(In USD thousands)
Forward contracts on exchange rate (buy NIS and sell US$)	10,000	32	-	-	-	-
Forward contracts on exchange rate (buy US$ and sell NIS)	-	-	-	-	-	-
Total	10,000	32	-	-	-	-

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

ITEM 14.A                          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15                              CONTROLS AND PROCEDURES

        (A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2012, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(B) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, utilizing the criteria described above. The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2012. Based on such assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit the internal control over financial reporting of Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary of the Company, whose financial statements reflect total assets and revenues constituting 9.8 and 9 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.  Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to Ituran Location and Control Ltd. And subsidiaries taken as a whole, is based solely on the report of other auditors.

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

In our opinion, based on our audit and the report of other auditors, Ituran Location and Control Ltd. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012 and our report dated April 25, 2013, expressed an unqualified opinion on those financial statements.

/s/FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

We have audited the internal control over financial reporting of Ituran Argentina S.A. (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company´s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012 and our report dated February 12, 2013, expressed an unqualified opinion on those financial statements.

Buenos Aires, Argentina	/s/ Gustavo R. Chesta (Partner) Estudio Urien & Asociados
February 12, 2013

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

	2011	2012

Audit Fees	248	251
Audit Related Fees	-	-
Tax Fees	42	25
All Other Fees	52	4
Total	342	280

The audit fees for the years ended December 31, 2011 and 2012, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran, consent and assistance with review of documents filed with the SEC.

Tax fees for the years ended December 31, 2011 and 2012, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits.

Other fees for the year ended December 31, 2011 and 2012, were for services related to correspondences with the SEC; assistance in respect of legal claims against us and due diligence examination of investment opportunities.

Our audit committee has pre-approved certain audit and non-audit services provided by Fahn Kanne & Co. during the years 2011 and 2012, up to a certain amount.

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2012, the Company did not purchase any of its shares

ITEM 16F.                      CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                      CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 5615(a)(3), or Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 5615(a)(3). A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 5615(a)(3), must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In reliance upon Rule 5615(a)(3) , as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of its board of directors be independent , (ii) an audit committee comprised solely of members who are able to read and understand fundamental financial statements or (iii) a nominating committee. As a result, we have elected to follow Israeli law regarding independence requirements of our Board of Directors and the composition of our Board of Directors will remain as is. See “External directors” above. Similarly, we have elected to follow Israeli law with regard to the composition of our existing audit committee, which has three independent (as defined in Marketplace Rule 5615(a)(3) members, two of whom are “external directors” under the Israeli Companies Law and meet the requirements of Nasdaq Marketplace Rule 5605(c)(2)(A)(ii)) and at least one of which meets the requirement of the Directive of the Israel Securities Authority that one non-employee member has “financial and accounting skills” to, among other things, understand, on a high level, matters relating to business, accounting, internal auditing and financial statements. See also “Audit Committees” above. In addition, our Board of Directors will not appoint a nominating committee and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, Board of Directors members (other than the External Directors) are nominated by our Board of Directors, as is the custom in Israel. By law, shareholders holding at least 1% of a company’s voting rights may nominate directors and our company complies with this law.

ITEM 16H.                      MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.                         FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.                        FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Comprehensive Income Changes in Equity	F-6
Statement of Changes in Equity	F-7-F-8
Consolidated Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements	F-11-F-42

ITEM 19.                      EXHIBITS

Description of Document

1.1	Amended and Restated Articles of Association of the Company (1)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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
as of December 31, 2012

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE STOCKHOLDERS OF ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012.  These financial statements are the responsibility of the Board of Directors and management of the Company.  Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Ituran Argentina S.A. (Ituran Argentina), a subsidiary of the Company, which statements reflect total assets of 9.8% and 10.6% as of December 31, 2012 and 2011, respectively, and total revenues of 9%, 7.7% and 7.3% for the years ended December 31, 2012, 2011 and 2010, respectively, of the related consolidated totals.  Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinion insofar as it relates to the amounts included for Ituran Argentina, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 25, 2013 expressed an unqualified opinion.

FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 25, 2013

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2012	2011

Current assets
Cash and cash equivalents	29,453	35,270
Investments in marketable securities	-	68
Accounts receivable (net of allowance for doubtful accounts)	26,190	25,294
Loan to former employee	-	340
Other current assets (Note 2)	15,399	15,165
Inventories (Note 3)	14,747	10,881
	85,789	87,018

Long-term investments and other assets
Deposit in Escrow (Note 12A1)	4,939	4,888
Investments in affiliated company (Note 4A)	160	207
Investments in other company (Note 4B)	82	80
Other non-current assets (Note 5)	1,890	2,216
Deferred income taxes (Note 16)	4,174	5,568
Funds in respect of employee rights upon retirement	5,515	4,741
	16,760	17,700

Property and equipment, net (Note 6)	34,156	40,870

Intangible assets, net (Note 7)	2,591	3,355

Goodwill (Note 8)	8,043	8,514

Total assets	147,339	157,457

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2012	2011

Current liabilities
Credit from banking institutions (Note 9)	221	390
Accounts payable	9,524	9,319
Deferred revenues	9,526	7,869
Other current liabilities (Note 10)	22,373	20,966
	41,644	38,544

Long-term liabilities
Long term Loans (Note 11(	-	173
Liability for employee rights upon retirement	7,915	6,865
Provision for contingencies	3,864	4,250
Other non-current liabilities	460	753
Deferred revenues	806	728
Deferred income taxes (Note 16)	643	792
	13,688	13,561

Contingent liabilities, liens and guarantees (Note 12)

Equity:
Stockholders’ equity (Note 13)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2012 and 2011 – 60,000,000 shares
Issued and outstanding – December 31, 2012 and 2011 – 23,475,431 shares
Additional paid- in capital	71,927	71,927
Accumulated other comprehensive income	11,984	14,153
Retained earning	32,187	43,185
Treasury stock at cost – December 31, 2012 and 2011 – 2,507,314 shares	(30,054)	(30,054)
Stockholders’ equity	88,027	101,194
Non-controlling interests	3,980	4,158
Total equity	92,007	105,352

Total liabilities and equity	147,339	157,457

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2012	2011	2010

Revenues:
Location-based services	114,565	120,410	108,101
Wireless communications products	35,753	39,757	39,724
	150,318	160,167	147,825

Cost of revenues:
Location-based services	46,371	50,977	42,137
Wireless communications products	29,786	29,758	33,037
	76,157	80,735	75,174

Gross profit	74,161	79,432	72,651
Research and development expenses	669	631	481
Selling and marketing expenses	8,489	8,543	8,675
General and administrative expenses	33,439	34,984	31,671
Other expenses, net (Note 14)	1,617	8,691	1,156
Operating income	29,947	26,583	30,668
Other (expenses) income, net (Note 12A2)	6,755	(819)	(14,745)
Financing income, net (Note 15)	987	2,100	139
Income before income tax	37,689	27,864	16,062
Income tax (Note 16)	(11,690)	(5,655)	(6,286)
Share in losses of affiliated companies, net	(39)	(23)	(3)
Net income for the year	25,960	22,186	9,773
Less: Net income attributable to non-controlling interest	(1,080)	(908)	(1,071)
Net income attributable to the Company	24,880	21,278	8,702

Basic and diluted earnings per share attributable to Company’s stockholders (Note 17)	1.19	1.01	0.42

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010

Net income for the year	25,960	22,186	9,773

Other comprehensive income:
Foreign currency translation adjustments	(2,286)	(9,448)	5,295
Unrealized loss in respect of derivative financial instruments designated for cash flow hedge, net	-	-	(103)
Realized losses in respect of derivative instrument designated for cash flow hedge	-	-	225
Other comprehensive income (loss)	(2,286)	(9,448)	5,417

Comprehensive income	23,674	12,738	15,190
Less: comprehensive income attributable to non-controlling interests	(963)	(533)	(1,298)
Comprehensive income attributable to the Company	22,711	12,205	13,892

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars (except for number of shares)
Balance as of January 1, 2010	23,476	1,983	73,554	18,036	66,607	(30,054)	3,717	133,843
Changes during 2010:
Net income	-	-	-	-	8,702	-	1,071	9,773
Other comprehensive income	-	-	-	5,190	-	-	227	5,417
Acquisition of non-controlling interests	-	-	(1,627)	-	-	-	(623)	(2,250)
Dividend paid	-	-	-	-	(31,620)	-	-	(31,620)
Balance as of December 31, 2010	23,476	1,983	71,927	23,226	43,689	(30,054)	4,392	115,163
Changes during 2011:
Net income	-	-	-	-	21,278	-	908	22,186
Other comprehensive income	-	-	-	(9,073)	-	-	(375)	(9,448)
Dividend paid to non-controlling interest	-	-	-	-	-	-	(767)	(767)
Dividend paid	-	-	-	-	(21,782)	-	-	(21,782)
Balance as of December 31, 2011	23,476	1,983	71,927	14,153	43,185	(30,054)	4,158	105,352

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars (except for number of shares)
Balance as of January 1, 2012	23,476	1,983	71,927	14,153	43,185	(30,054)	4,158	105,352
Changes during 2012:
Net income	-	-	-	-	24,880	-	1,080	25,960
Other comprehensive income	-	-	-	(2,169)	-	-	(117)	(2,286)
Dividend paid to non-controlling interest	-	-	-	-	-	-	(1,141)	(1,141)
Dividend paid	-	-	-	-	(33,308)		-	(33,308)
Dividend declared	-	-	-	-	(2,570)	-	-	(2,570)
Balance as of December 31, 2012	23,476	1,983	71,927	11,984	32,187	(30,054)	3,980	92,007

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010
Cash flows from operating activities
Net income for the year	25,960	22,186	9,773
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	14,671	17,801	15,875
Exchange differences on principal of deposit and loans, net	55	(429)	839
Gains in respect of trading marketable securities	(2)	(27)	(5)
Increase in liability for employee rights upon retirement	888	854	667
Share in losses of affiliated companies, net	39	23	3
Deferred income taxes	1,698	(2,224)	(1,159)
Capital losses (gains) on sale of property and equipment, net	23	63	(299)
Decrease (increase) in accounts receivable	(300)	3,649	(4,669)
Decrease (increase) in other current assets	2,023	(1,784)	(3,728)
Increase in inventories	(3,609)	(2,985)	(73)
Decrease in accounts payable	(372)	(180)	(3,810)
Increase in deferred revenues	1,532	1,550	1,752
Increase (decrease) in other current liabilities	(2,445)	7,355	3,568
Write-off of account receivable in respect of sale of subsidiary	(484)	-	-
Litigation obligation (litigation obligation adjustment)	(7,462)	-	14,745
Net cash provided by operating activities	32,215	45,852	33,479
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(662)	(563)	(662)
Capital expenditures	(9,676)	(16,161)	(18,344)
Intangible assets expenditures	-	(74)	(90)
Deposit in escrow	-	8,223	-
Deposit	(291)	384	(52)
Proceeds from sale of property and equipment	319	614	1,286
Investments in marketable securities	-	-	(2,664)
Sale of marketable securities	70	1,418	5,552
Repayment of loan to a former employee	355	-	-
Company no longer consolidated (Appendix A)	326	-	-
Adjustment of proceeds received from sale of subsidiary	-	(4,650)	-
Net cash used in investment activities	(9,559)	(10,809)	(14,974)
Cash flows from financing activities
Short term credit from banking institutions, net	(310)	299	46
Repayment of long term loans	(44)	(46)	(18)
Acquisition of non-controlling interests	-	-	(2,250)
Dividend paid	(33,308)	(21,782)	(31,620)
Dividend paid to non-controlling interest	(1,141)	(767)	-
Settlement of litigation obligation in connection with financing transaction	7,462	(22,419)	-
Net cash used in financing activities	(27,341)	(44,715)	(33,842)
Effect of exchange rate changes on cash and cash equivalents	(1,132)	(1,732)	1,198
Net decrease in cash and cash equivalents	(5,817)	(11,404)	(14,139)
Balance of cash and cash equivalents at beginning of year	35,270	46,674	60,813
Balance of cash and cash equivalents at end of year	29,453	35,270	46,674

Supplementary information on investing and financing activities not involving cash flows:

During the years 2012, 2011 and 2010, the Company purchased property and equipment in an amount of US$ 357 thousand, US$ 259 thousand and US$ 297 thousand, respectively, using a directly related liability.

In November 2012, the Company declared a dividend in the amount of US$ 2,570 thousands.  The dividend will be paid in January 2013.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Company no longer consolidated

	US dollars
	Year ended December 31,
(in thousands)	2012	2011

Working capital (excluding cash and equivalents and inventory), net	130	-
Account receivable in respect of sale of subsidiary	430	-
Property and equipment , net	(750)	-
Intangible assets	(136)	-
	(326)	-

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010

Interest paid	518	470	85

Income taxes paid, net of refunds	8,950	9,007	10,475

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

a.
Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of location-based services and machine-to-machine wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

b.	Regarding litigation with respect to the sale of the subsidiary Telematics Wireless Ltd., see Note 12A1.

c.	Regarding the district court decision with respect to Leonardo P.L.’s claim, see Note 12A2.

d.	Regarding the tax dispute in Brazil, see Note 12A3.

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

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reported in other comprehensive income and are reflected in equity, under “accumulated other comprehensive income (loss)”.

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Real
At December 31,
2012	3.733	2.0435	112.15 points
2011	3.821	1.8758	110.34 points
2010	3.549	1.6662	108.00 points
Increase (decrease) during the year:
2012	(2.30)%	(8.94)%	1.6%
2011	7.66%	12.57%	2.2%
2010	(5.99)%	(4.31)%	2.7%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average 100.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	General (cont.)

3.	Basis of presentation

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

As of December 31, 2011, the investments in marketable securities covered by ASC Topic 320-10 were designated by management as trading securities.

Trading securities are stated at market value. The changes in market value are charged to financing income or expenses.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Marketable securities (cont.)

Trading gains for the years 2012, 2011 and 2010, in respect of trading securities held by the Group were insignificant.

F.	Treasury stock

Company shares held by the Company and its subsidiary are presented as a reduction of equity, at their cost to the Company or to the subsidiary, under the caption “Treasury Stock”. Gains and losses upon sale of these shares, net of related income taxes, are recorded as additional paid in capital.

G.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers, the length of time that the balance is post due, the customer's current ability to pay and available information about the credit risk on such customers.  See also Note 20A.

The allowance in respect of accounts receivable at December 31, 2012 and 2011 was US$ 1,356,000 and US$ 1,302,000, respectively.

H.	Inventories

Inventories are stated at the lower of cost or market.  Cost is determined as follows: raw materials and finished products – mainly on the basis of first-in, first-out (FIFO); work in progress – on the basis of direct production costs including materials, labor and subcontractors.

I.	Investment in affiliated companies

Investments in companies in which the Group has significant influence (ownership interest of between 20% and 50%) but less than controlling interests, are accounted for by the equity method.  Income on intercompany sales, not yet realized outside of the Group, was eliminated.  The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

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

See also Notes 15 and 20B for further information.

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

The Company applies assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

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

During 2012, 2011 and 2010, the Company recorded an impairment loss in an amount of US$ 672,000, US$ 904,000 and US$ 157,000, respectively.  See Note 8.

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, as follows

Years
GIS database	10
Customer base	5
Brand name	15
Other	3-10

P.	Contingencies

The Company and its subsidiaries are involved in certain legal proceedings that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties.  Except for income tax contingencies, the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred.

Q.	Funds in respect of, and liability for employee rights upon retirement

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

Severance expenses for the years ended December 31, 2012, 2011 and 2010, amounted to US$ 1,204,000, US$ 1,172,000 and US$ 770,000, respectively.

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
2.
The Company applies the provisions of ASC Topic 605-25, "Revenue Recognition - Multiple-Element Arrangements", as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis and if an arrangement includes a right of return relative to a delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Company. According to ASC 605-25, as amended, when neither "vendor specific objective evidence" of selling price, nor third party price exists, the Company is required to develop a best estimate of the selling price of the deliverables and the entire arrangement consideration is allocated to the deliverables based on the relative selling prices.

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

3.
Deferred revenues include unearned amounts received from customers (mostly for the provision of installation and subscription services) but not yet recognized as revenues.  Such deferred revenues are recognized as described in paragraph 2, above.

4.
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

5.	Extended warranty Revenues from extended warranty which are provided for a monthly fee and are sold separately are recognized over the duration of the warranty periods.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Warranty costs

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

Advertising expenses for the years ended December 31, 2012, 2011 and 2010 amounted to US$ 6.6 million, US$ 6.4 million and US$ 6.6 million, respectively.  Advertising expenses are presented among "selling and marketing expenses".

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Fair value measurements (cont.)

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

The Company also measures certain non-financial assets, consisting mainly goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired.  As of December 31, 2012, the Company measured the fair value of goodwill with a total carrying amount of US$ 5.2 million that is allocated to certain reporting units.  As a result of the above impairment test, the Company recorded an impairment loss of goodwill with a carrying amount of US$ 1.2 million to its implied fair value of US$ 0.5 million resulting an impairment charge of US$ 0.7 million with respect to one of the reporting units that were tested for impairment.  The fair value measurement of the non-financial assets is classified as level 3.

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

See also Notes 1O and 8.

X.	Deferred installation expenses

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

Such installation activities has determined not to represent separate earnings process for revenue recognition purposes in accordance with the principles of ASC Topic 605-25, "Multiple-Element Arrangements" as they has been determined not to have a value on a stand-alone basis to the customer.

The deferred expenses that are capitalized are limited to the higher of value of the amount of nonrefundable deferred revenue, if any or to the amount of the minimum contractual subscription revenue, net of direct costs.

The deferred expenses are amortized over the contractual life of the related subscription arrangements by the straight-line method (usually 20 months). Costs that do not meet the aforementioned criteria, are recognized immediately as expenses.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company's equity, net income or cash flows.

Z.	Recently issued accounting pronouncements

a.     ASC Topic 220, "Comprehensive Income"

1.
Effective January 1, 2012, the Company adopted retrospectively the provisions of Accounting Standard Update No. 2011-05, “Comprehensive Income (Topic 220) - Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 eliminated the option to present the components of other comprehensive income as part of the statement of equity and requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements (as applied by the Company).

The adoption of ASU 2011-05 did not have a material impact on the consolidated financial statements but resulted in a change in the presentation manner of other comprehensive income items.

2.
In February 2013, the FASB issued Accounting Standard Update No. 2013-02 “Comprehensive Income (Topic 220) “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” (ASU 2013-02). ASU 2013-02 requires an entity to provide information about amounts reclassified out of accumulated other comprehensive income.

According to ASU 2013-02, significant items that are required under U.S. GAAP to be reclassified to net income in their entirety shall be presented by the respective line items of net income either on the face of the financial statements or in the footnotes. Items that are not required under U.S. GAAP to be reclassified to net income in their entirety, will be required to be cross-referenced to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

ASU 2013-02 is effective for public entities prospectively for annual and interim reporting periods beginning after December 15, 2012 (fiscal year 2013 for the Company).

The adoption of ASU 2013-02 is not expected to have a material impact on the financial position or results of operations of the Company, but might result in disclosure of additional information about amounts reclassified out of accumulated other comprehensive income.

b.     ASC Topic 210, “Balance Sheet”

In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-11, “Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). ASU 2011-11 enhances disclosures about financial instruments and derivative instruments that are either offset in accordance with the Accounting Standards Codification or are subject to an enforceable master netting arrangement or similar agreement.

The amended guidance will be effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods (fiscal year 2013 for the Company) and should be applied retrospectively to all comparative periods presented.

In January 2013, the FASB issued Accounting Standard Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”. The Company believes that the adoption of both the standard and the update will not have a material impact on the consolidated financial statements.

The Company is currently evaluating the impact that the adoption of ASU 2011-11 would have on its consolidated financial statements, if any.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Z.	Recently issued accounting pronouncements (cont.)

c.     ASC Topic 830, "Foreign Currency Matters"

In March 2013, the FASB issued Accounting Standards Update (ASU) 2013-5, "Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity".

ASU 2013-5 clarifies that, when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. ASU 2013-5 also clarifies that if the business combination achieved in stages relates to a previously held equity method investment (step-acquisition) that is a foreign entity, the amount of accumulated other comprehensive income that is reclassified and included in the calculation of gain or loss shall include any foreign currency translation adjustment related to that previously held investment.

For public companies, the amendments in this Update will be effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption.

The Company is currently evaluating the impact that the adoption of ASU 2013-5 would have on its consolidated financial statements, if any.

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2012	2011
Prepaid expenses and others	6,094	3,221
Government institutions	3,156	4,974
Deferred installation expenses	2,647	3,133
Deferred income taxes (*)	2,497	2,772
Advances to suppliers	865	954
Employees	135	103
Related parties	5	8
	15,399	15,165

(*)	See Note 16.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2012	2011
Finished products	12,222	9,496
Raw materials	2,525	1,289
Work in progress	-	96
	14,747	10,881

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANY

A.	Investment in affiliated company

Ecomtrade Ltd. (“Ecomtrade”)

The Company holds 50% of the shares of Ecomtrade.

The balance of the Company’s investment in Ecomtrade as of December 31, 2012 and 2011 was US$  160,000 and US$ 207,000, respectively.  As of December 31, 2012 and 2011, these balances included a loan in the amount of US$ 249,000 and US$ 234,000, respectively.

The loan is linked to the Israeli Consumer Price Index and bears no interest.  The maturity date of the loan has not been determined.

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

Since January 1, 2008, the Company holds directly 10.64% of the shares of Locationet.

The balance of the Company’s investment in Locationet as of December 31, 2012 and 2011 was US$ 82,000 and US$ 80,000 respectively.

NOTE 5	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2012	2011

Government institutions	700	1,459
Deferred installation expenses	540	406
Deposits	650	351
	1,890	2,216

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2012	2011
Operating equipment (*)	49,793	66,695
Office furniture, equipment and computers	22,976	21,183
Land	1,022	1,022
Buildings	2,731	3,067
Vehicles	3,389	3,196
Leasehold improvements	2,640	2,528
	82,551	97,691
Less – accumulated depreciation and amortization (**)	(48,395)	(56,821)
	34,156	40,870

(*)	As December 31, 2012 and 2011, an amount of US$ 28.8 million and US$ 45.2 million is subject to operating lease transactions, respectively.

(**)	As at December 31, 2012 and 2011, an amount of US$ 14.2 million and US$ 25.5 million is subject to operating lease transactions, respectively.

B.
In the years ended December 31, 2012, 2011 and 2010, depreciation expense was US$ 13.3 million, US$ 16.1 million and US$ 14.7 million, respectively and additional equipment was purchased in an amount of US$ 9.7 million, US$ 16.5 million and US$ 18.6 million, respectively.

C.	After deduction of the cost and the accumulated depreciation of items fully depreciated.

NOTE 7	-	INTANGIBLE ASSETS, NET

A.	Intangible assets, net, consists of the following:

	US dollars
	December 31,			December 31,
(in thousands)	2012	2012	2012	2011
	Original amount	Accumulated amortization	Unamortized balance	Unamortized balance
GIS database	4,052	(2,253)	1,799	2,148
Customer base	1,191	(1,191)	-	180
Brand name	1,230	(460)	770	839
Others (*)	5,719	(5,697)	22	188
	12,192	(9,601)	2,591	3,355

Amortization of intangible assets amounted to US$ 703,000 US$ 818,000 and US$ 1,059,000 for the years ended December 31, 2012, 2011 and 2010, respectively.  As of December 31, 2012, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2013 – US$ 473,000; 2014 – US$ 473,000; 2015 – US$ 473,000, 2016 – US$ 473,000, 2017 – US$ 272,000.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows:

	US dollars
	Location based services	Wireless communications products	Total
(in thousands)
Balance as of January 1, 2011	5,503	4,576	10,079
Changes during 2011:
Impairment	(904)	-	(904)
Translation differences	(334)	(327)	(661)
Balance as of December 31, 2011	4,265	4,249	8,514
Changes during 2012:
Impairment (See B. below)	(672)	-	(672)
Translation differences	99	102	201
Balance as of December 31, 2012	3,692	4,351	8,043

B.	During 2012, 2011 and 2010, the Company recorded an amount of US$ 672,000, US$ 904,000 and US$ 157,000, respectively, as impairment with respect to goodwill.

The impairment amount was included in "other expenses, net". See Note 14.

The Company performed its annual impairment test as of December 31, 2011 and recorded goodwill impairment in the total amount of US$ 0.7 million in connection with a certain reporting unit within the Location Based Services segment operating in the internet portal in the field of local travel and recreation.  The impairment was based on valuation performed by a third party appraiser in accordance with the income approach.  The material assumptions used for the assessment were 3 years of projected net cash flows, a discount rate of 18.4% and a long-term growth rate of 0% (See Note 1W regarding fair value measurement).

The Company performed its annual impairment test as of December 31, 2012 and recorded goodwill impairment in the total amount of US$ 0.7 million in connection with a certain reporting unit within the Location Based Services segment operating in the internet portal in the field of local travel and recreation.  The impairment was based on valuation performed by a third party appraiser in accordance with the income approach.  The material assumptions used for the assessment were 3 years of projected net cash flows, a discount rate of 19% and a long-term growth rate of 2% (See Note 1W regarding fair value measurement).

As part of the impairment amount recognized in 2011 and 2010, the Company recorded an impairment amount of US$ 136,000 and US$ 157,000, respectively, with respect to the remaining balance of goodwill allocated to a reporting unit comprised the activities of the US subsidiary on which operates in the location based services in the US.  The impairment was based on a valuation performed by management.  As of December 31, 2012, the entire balance of goodwill with respect to this reporting unit was written off.

See also Notes 1O.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	-	CREDIT FROM BANKING INSTITUTIONS

A.	Composition:

	US dollars
	December 31,
(in thousands)	2012	2011

Revolving credit – in NIS	45	347
Current maturities of long-term loans	176	43
	221	390

B.	Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2012, aggregated to US$ 0.5 million.

C.	Liens – see Note 12B.

NOTE 10	-	OTHER CURRENT LIABILITIES Composition:

	US dollars
	December 31,
(in thousands)	2012	2011

Accrued expenses (*)	10,092	11,800
Employees and institutions in respect thereof	4,463	3,363
Government institutions	4,260	5,062
Related party	125	47
Accrued dividend	2,570	-
Others	863	694
	22,373	20,966

(*)	As of December 31, 2012 and 2011 includes approximately US$5.8 million and US$7.9 million respectively, regarding the legal fees resulting from the claim described in Note 12A3.

NOTE 11	-	LONG-TERM LOANS FROM BANKING INSTITUTIONS

A.	Composition:

	Interest rates as of	US dollars
	December 31,	December 31,
(in thousands)	2012	2012	2011
	%
In NIS (unlinked)	4.75%	176	216
Less- current maturities	-	(176)	(43)
		-	173

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES

A.	Claims

1.
On December 31, 2007, the Company completed the sale of the subsidiary, Telematics Wireless Ltd. (Telematics), to a third party (hereinafter: the "Purchaser").  Pursuant to the sale transaction, the Company sold its entire shareholdings of Telematics to the purchaser, for an amount of US$ 80 million (based on a specified enterprise value of Telematics).  The Company was required to deposit an amount of US$5 million in order to secure any adjustments to the purchase price, as further described below (the “Adjustment Escrow Amount”). In addition, the Company was required to deposit an amount of US$ 7.5 million in an escrow account in order to ensure certain representations and warranties towards the Purchaser (the “Escrow Amount”).  The Adjustment Escrow Amount and the Escrow Amount were deposited in escrow in January 2008, after receipt of the entire consideration from the purchaser.

In 2008, the Company received a notice from the Purchaser (ST (Infocomm) Ltd. ("ST")), claiming that based on Telematics’ performance parameters, the purchase price needs to be decreased by an amount of approximately US$ 10 million (out of which $3 million was recognized as a provision according to management estimate as of the date of such claim.  The Company rejected the Purchaser's claims and requested that certain amounts be released from the Adjustment Escrow Amount in accordance with the terms of the agreement with the purchaser.  On February 10, 2011 the Arbitrator delivered his determination according to which, the Purchaser's main claims for adjustments to the purchase price were rejected and based on Telematics’ 2007 financial statements, the purchase price should be reduced by approximately US$4.4 million. The Arbitrator determined that an amount of US$572,000 including interest accrued thereon was to be released from escrow and be available to the Company. The remainder funds held in the Adjustment Escrow Amount remained in escrow as of that date until October 2011, when an agreement between the parties determined that the sum of US$4.4 million (and interest accrued thereon) be released from the Adjustment Escrow Amount to the purchaser and that the Company shall waive its claims with regard to the adjustment of the purchase price.  In addition, an amount of US$3 million was released to the Company from the second escrow account (in which originally the sum of US$7.5 million out of the purchase price was deposited), without derogating from the purchaser's claims for indemnification under the purchase agreement.

In October 2011, an amount of US$ 4.65 million was released to ST.  The remainder of US$ 4.9 million of the Escrow Amount shall remain in escrow until ST's arbitration is resolved.

On December 21, 2009, the Company also received from ST a letter seeking indemnification for an alleged breach of certain representations by the Company under the purchase agreement, claiming damages in an amount of approximately US$ 4.3 million.  ST's letter also included an allegation in respect of a possible and additional breach of representation in an additional amount of approximately US$ 4.3 million.  The Company and ST entered into arbitration proceedings in Israel in which ST claims damages in the amount of approximately US$ 10.3 million (which amount is considered as the reasonably possible loss amount).  Currently, the parties are undergoing discovery proceedings following the filing of a statement of claim and statement of defense on the part of ST and the Company respectively. A preliminary arbitration meeting took place on April 17, 2013.  Due to the early stages of proceedings, it is difficult to assess the Company's chances of success, however, based on the assessment of its legal counsel, management believes that the claims made by ST as stated in their letter have no merits and intend to vigorously defend themselves against such claims.  Therefore, no provision amount was recognized with respect to ST's claims.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

2.
The Company was involved in litigation with Leonardo L.P. (hereinafter: "Leonardo"), a US-based hedge fund, arising out of a financial transaction entered into between the Company and Leonardo in February 2000 as described in the Company's annual report for the year 2011. On June 13, 2011, the district court in its decision accepted one of Leonardo's claims and ordered the Company to pay the sum of approximately US$9.6 million, to be paid in accordance with the exchange rate in NIS at the date of the occurrence of the "triggering event", plus interest and linkage differences by law and in addition legal expenses in the sum of NIS 1.2 million (approximately US$0.3 million at that time), which total approximately the sum of NIS 78.7 million (approximately US$22.7 million at that time). The Company filed an appeal with the Supreme Court, in which it appealed the district court's decision dated June 13, 2011 as well as the legal expenses and costs which they were ordered to pay according to the district court's decision. Leonardo counter-appealed the district court's decision in dismissing Leonardo's three alternative claims in addition to the court's decision to apply interest by law and not default interest under the terms of the financial transaction between Leonardo and the Company as well as the legal expenses and costs which they were ordered to pay.

As a result of the above district court decision, the Company has recorded an expense (among the balance "other non-operating expenses") in the sum of approximately US$ 14.7 million in the consolidated statements of income of fiscal year 2010. The expense amount represented the excess over the US$ 5.9 million that was presented in past period as Capital Notes with respect to Leonardo. During 2011 US$0.6 million was recorded as adjustment.

In October 2011, the Company paid Leonardo an amount of US$ 22.4 million.  Pursuant to the district court's determination, the payment amount was placed in escrow under the control of Leonardo, until the consummation of legal proceedings between the parties.

On July 25, 2012, Leonardo and the Company settled the mutual claims against one another in a settlement agreement that annulled the decision of the district court dated June 13, 2011 and determined that out of the sum of NIS 81.9 million (approximately US$22.4 million at that time) which was deposited in escrow, the sum of approximately NIS 49.7 million (approximately $12.2 million at that time) was released to Leonardo and the sum of approximately NIS 32.2 million (approximately $7.4 million at that time) was released to the Company. In addition, it was determined that any surplus amount in the escrow account shall be released to Leonardo and the Company at the ratio of 60-40. Accordingly, the Company received in December 2012 approximately the total sum of NIS 1,000,000 (approximately $260,000) out of the deposit account.

Following the above settlement, the Company recorded an amount of US$ 6.7 million, net of related expenses as a non-operating income, in its 2012 fiscal year financial statements.  In December 2012, the Company received the settlement amount.

3.
On July 13 2010, the State Revenue Services of São Paulo issued a tax deficiency notice against the subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda. (the "subsidiary"), claiming that the vehicle tracking and monitoring services provided by the subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of the subsidiary during the period between August 2005 and December 2007. The tax deficiency notice was in the amount, at the time of serving upon the subsidiary the notice of R$36,499,984 (approximately US$22.1 million) plus interest in the amount of R$30,282,420 (approximately US$18.2 million) and penalties in the amount of R$66,143,446 (approximately US$40 million).  As of December 31, 2012, the aggregate sum claimed pursuant to the tax deficiency notice (principal amount, interest and penalties) is estimated at R$195,600,000 (approximately $95.0 million).  The decision of the administration first level was unfavorable to the subsidiary and the subsidiary has filed an appeal to the Administrative Court of Appeals in São Paulo.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES, LIENS AND GUARANTEES (cont.)

A.	Claims (cont.)

3.	(cont.)

On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in the subsidiary's favor. The State of São Paulo filed an administrative appeal to a full bench session at the Administrative Court and the subsidiary is currently waiting the decision of the Administrative Court.  In case the State of São Paulo is successful at the Administrative appeal, the subsidiary will be entitled to challenge the Administrative Court's decision in a court of law.  The subsidiary received a legal opinion from a prominent law firm in Brazil that the merits of the case are overwhelmingly favorable to the subsidiary, determining among other things that the imposition on the subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal.  Management believes, based on the legal opinion of the subsidiary's Brazilian legal counsel and considering the results of the Administrative Court's decision in favor of the subsidiary, that the chances of success are highly probable.

As a result of the above, as of December 31, 2012, no provision has been made with respect to the litigation.  However, in respect of the legal fees of the aforementioned claim, US$ 7.9 million was recorded in the subsidiary's financial statements as of December 31, 2011.  As of December 31, 2012, an amount of US$ 5.8 million out of the legal fees amount has not been settled (based on the tax deficiency notice described above, the reasonably possible loss amount is approximately US$ 95.0 million (including interest and penalties)).  That said, if the subsidiary's efforts are unsuccessful, this could result in significant costs to the subsidiary and adversely affect the results of operations.

4.
On June 24, 2010, the Brazilian Internal Revenue Service issued a tax assessment that claimed a payment of R$ 7,571,164 (approximately US$ 4.18 million which is considered as the reasonably possible loss amount), including interest and penalties due to the offsetting on October 1, 2005, of a receivable amount held by a Dutch subsidiary of the Company (Ituran Beheer BV) and its Brazilian subsidiary (Ituran Sistemas de Monitamento Ltda).  The decision of the administration first level held in May 2011, was unfavorable to the subsidiary and therefore the subsidiary has filed an appeal to the Administrative Court of Appeals in São Paulo and await the decision of the Administrative Court of Appeal.  Management believes, based on the legal opinion of the subsidiary's Brazilian legal counsel that such claim is without merit and will continue to vigorously defend itself in the appeal proceedings.  As of December 31, 2012, the aggregate sum claimed pursuant to the tax deficiency notice (principal amount, interest and penalties) is estimated at R$8.6 million (approximately $4.2 million).  As a result of the above as of December 31, 2012, no provision has been made with respect to the Brazilian IRS claim.

5.
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

On March 5, 2012 the court approved a settlement without admission reached with the plaintiff, for a payment of an immaterial amount as reimbursement of the plaintiff's legal fees and dismissal of the lawsuit as a class action.

6.
Claims are filed against the Company and its subsidiaries from time to time during the ordinary course of business, usually with respect to civil, labor and commercial matters.  The Company's management believes, based on its legal counsels' assessment, that the provision for contingencies recognized in the balance sheet is sufficient and that currently there are no claims (other than those described in the Notes above) that are material, individually or in the aggregate, to the consolidated financial statements as a whole.

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

As of December 31, 2012, the Group's liabilities to banks are insignificant.

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

1.
As of December 31, 2012, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows:  2013 – US$ 1.9 million; 2014 – US$ 0.5 million; 2015 – US$ 0.3 million, 2016 – US$ 0.1 million and 2017 – US$ 30 thousand.

The leasing fees expensed in each of the years ended December 31, 2012, 2011 and 2010, were US$ 2.8 million, US$ 2.9 million and US$ 2.8 million, respectively.

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

As of December 31, 2012 and 2011, the Company is obliged to purchase from Telematics products in an aggregate amount of approximately US$ 1.5 million and US$ 8.9 million, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31, 2012 and 2011	Registered	Issued and fully paid
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2.	Since May 1998, the Company has been trading its shares on the Tel-Aviv Stock Exchange (“TASE”). On September 2005, the Company registered its Ordinary shares for trade in the United States.

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

As of December 31, 2012, the Company repurchased 2,507,314 ordinary shares for an aggregate amount of US$ 27.1 million.

5.	As of December 31, 2012, 2011 and 2010, 10.7% of the share capital of the Company is held by the Group as treasury shares.

6.	Shares of the Company held by the Group have no voting rights.

B.	Retained earnings

1.
In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired by the Company and its subsidiaries (that are presented as a separate item in the statement of changes in stockholders’ equity) must be deducted from the amount of retained earnings.

2.
On November 2009, the board of directors of the Company revised the dividend policy to provide for an annual dividend distribution from 25% of net income to an amount not less than 50% of its net income on the basis of the results of the Company each year, on condition that such distribution would not prevent the Company from meeting its existing and future commitments when they come due.

3.
On February 21, 2012, the board of directors of the Company revised its dividend policy so that their dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of their net profits, calculated on the basis of the interim financial statements.

4.
Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of declaration.  See also B1, above.

5.
In February 2010, the Company declared a dividend in an amount of US 1.5 dollar per share, totaling approximately US$ 31.6 million (NIS 117.2) on the basis of the results of the company for the year ended December 31, 2009. The dividend was paid in April 2010.

6.	In February 2011, the Company declared a dividend in the amount of US 1.00 dollar per share, totaling approximately US$ 21.8 million (NIS 78.8 million). The dividend was paid in April 2011.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY (cont.)

B.	Retained earnings (cont.)

7.	In February 2012, the Company declared a dividend in the amount of US 1.23 dollar per share, totaling approximately US$ 25.8 million (NIS 96 million). The dividend was paid in April 2012.

8.	In May 2012, the Company declared a dividend in the amount of US 0.12 dollar per share, totaling approximately US$ 2.5 million (NIS 9.7 million) .the dividend was paid in June 2012.

9	In August 2012, the Company declared a dividend in the amount of US 0.24 dollar per share, totaling approximately US$ 5.2 million (NIS 20 million) .the dividend was paid in October.

10.	In November 2012, the Company declared a dividend in the amount of US 0.12 dollar per share, totaling approximately US$ 2.6 million (NIS 9.7 million). The dividend was paid in January 2013.

11.	In February 2013, the Company declared a dividend in the amount of US 0.33 dollar per share, totaling approximately US$ 7 million (NIS 25.4 million). The dividend was paid in April 2013.

NOTE 14	-	OTHER EXPENSES, NET

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010
Adjustment of purchase price of subsidiary (1)	-	-	975
Impairment of goodwill (2)	672	904	157
Legal expenses (3)	-	7,863	-
Write-off of account receivable in respect of sale of subsidiary (4)	484	-	-
Other	461	(76)	24
	1,617	8,691	1,156

(1)	See Note 12A1.

(2)	See Note 8.

(3)	See Note 12A3.

(4)
During April 2012, the Company sold its entire holding in the subsidiary Ituran Cellular Communication Ltd. for US$ 0.3 million in cash and for an additional amount of approximately US$ 0.5 million that was required to be paid soon thereafter.  However, during late 2012, the acquirer entered into liquidation proceedings by its creditors and therefore due to the significant uncertainty regarding the collection of this debt, the entire amount was written-off.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	FINANCING INCOME, NET

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010

Short-term interest expenses, commissions and other	(873)	(224)	(404)
Gains (losses) on derivative financial instruments	-	(314)	819
Gains in respect of marketable securities	2	22	30
Interest expenses in respect of long-term loans	(8)	(12)	(4)
Interest income in respect of deposit	1,770	1,817	1,168
Exchange rate differences and others, net	96	811	(1,470)
	987	2,100	139

NOTE 16	-	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010
Income taxes (tax benefit):
Current taxes:
In Israel	4,896	2,003	3,191
Outside Israel	6,013	6,530	5,396
	10,909	8,533	8,587
Deferred taxes:
In Israel	(249)	1,425	(1,877)
Outside Israel	1,204	(3,564)	804
	955	(2,139)	(1,073)
Taxes in respect of prior years:
In Israel	(126)	(739)	(1,228)
Outside Israel	(48)	-	-
	(174)	(739)	(1,228)
	11,690	5,655	6,286

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

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

1.
Commencing 2008, a certain Israeli subsidiary of the Company was granted "beneficiary enterprise" status as defined under the investment law.  As such, the subsidiary was entitled to tax exemption for the duration of 2 years.

2.
In December 2010, the Israeli parliament passed the Economic Policy Law for 2011 and 2012 (Legislative Amendments) - 2011 which set out, among other things, amendments to the investment law, effective January 1, 2011.  The amendment changes introduced a new status of "Preferred Company" and "Preferred Enterprise". Accordingly on the preferred revenues (as determined on the investment Law) applies uniform tax rates which are, in 2011 and 2012, 15%, in 2013 and 2014, 12.5%, and in 2015 and thereafter, 12%.  The reduced tax rates will be granted for an unlimited period of time to a Preferred Enterprise that meets the conditions set out in the law.

3.
Due to the changes made in the Investment Law subsidiaries of the Company were entitled to reduce tax rate as detailed above in the 2011 tax year.  Accordingly, the tax imposed on the subsidiaries preferred revenues for the year 2011 was set at a rate of 15%.

4.	As of December 31, 2012, only one Israeli subsidiary is entitled to a "Preferred Company" status pursuant to the investment law.

D.	Reduction in corporate tax rates

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

On December 6, 2011, the Law for the Change in the Tax Burden (Legislative Amendments) – 2011 was publicized.  As part of the law, among other, the Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for 2009 and 2010) – 2009 and the Income Tax Ordinance (New Version) – 1961 were amended whereby, commencing 2012, the blueprint for the reduction in the corporate tax rates was cancelled and the corporate tax rate was set at 25%, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

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

As of December 31, 2012, the Company and its subsidiaries in Brazil and Argentina have no carry forward tax losses.

Carry forward tax losses of an Israeli subsidiary as of December 31, 2012 amount to approximately US$ 0.9 million.  Carry forward tax losses in Israel may be utilized indefinitely.

As of December 31, 2012, the Company's non Israeli subsidiary in the United States has available estimated carry forward foreign tax credits tax approximately US$ 11.5 million.  Such carry forward tax losses may be utilized until 2022.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

H.	The following is a reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010
Pretax income	37,689	27,864	16,062
Statutory tax rate	25%	24%	25%
Tax computed at the ordinary tax rate	9,422	6,687	4,016
Nondeductible expenses	418	506	290
Losses in respect of which no deferred taxes were generated (including reduction of deferred tax assets recorded in prior period)	1,087	757	2,028
Deductible financial expenses recorded to additional paid-in capital	(244)	136	(331)
Taxes in respect of prior years	(174)	(739)	(1,228)
Tax adjustment in respect of different tax rates	1,734	821	1,726
Utilization of losses of prior years in respect of which no deferred taxes were generated	-	(1,292)	(409)
Taxes in respect of withholding at the source from royalties and dividends	853	177	148
Adjustment in respect of tax rate deriving from “approved enterprises”	(233)	(801)	-
Others	(1,173)	(597)	46
	11,690	5,655	6,286

I.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2012	2011
Deferred taxes included in other current assets:
Provision for employee related obligations	115	97
Provision for legal obligation	2,382	2,675
	2,497	2,772

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

I.	Summary of deferred taxes (cont.)

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2012	2011
Long-term deferred income taxes:
Provision for employee related obligations	534	450
Carry forward tax losses	3,188	3,892
Temporary differences, net	2,201	2,523
	5,923	6,865
Valuation allowance	(2,392)	(2,089)
	3,531	4,776

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2012	2011

Deferred income taxes included in long-term investments and other assets	4,174	5,568
Deferred income taxes included in long-term liabilities	(643)	(792)
	3,531	4,776

J.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010

The Company and its Israeli subsidiaries	20,060	19,680	(2,664)
Non-Israeli subsidiaries	17,629	8,184	18,726
	37,689	27,864	16,062

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

K.	Uncertain tax positions

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil.

Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

US dollars
(in thousands)
Balance at January 1, 2010	4,619
Translation differences	(276)
Decrease related to settlements (*)	(4,343)
Balance at January 1, 2011	-
Additions based on tax positions related to the current year	1,504
Balance at December 31, 2011	1,504
Decrease related tax positions of prior years	(1,076)
Translations differences related to the current year	11
Balance at December 31, 2012	439

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero, therefore as of December 31, 2012, the liability with respect to uncertain tax positions is presented as short-term liability in the balance sheet (within "Other current liabilities").

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

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2012, 2011 and 2010, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	24,880	21,278	8,702

	Number of shares
	Year ended December 31,
(in thousands)	2012	2011	2010
Weighted average number of shares used in the computation of basic and diluted earnings per share (*)	20,968	20,968	20,968

(*)
Following the decision of the district court to accept Leonardo’s claim, the Company has excluded the impact of the shares issuable upon the assumed conversion of the capital notes with respect to the computation diluted earnings per share for fiscal year 2010 and thereafter.  (See Note 12A2).  Other than the capital notes, there are no potential shares in all reported periods.

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

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2012, US$ 280 thousand and US$ 189 thousand, respectively (In 2011 US$ 280 thousand and US$ 198 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 278 thousand (US$ 72 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies. (US$ 50 thousand and US$ 65 thousand in 2011 and 2010, respectively.)

C.
In February 2003, an agreement was signed between the Company and A. Sheratzky Holdings Ltd., a wholly-owned and controlled company belonging to Mr. Izzy Sheratzky, President and Director.  The agreement includes, among other things, the cost of Mr. Izzy Sheratzky’s monthly employment in an amount of NIS 98,000 (US$ 25,000), entertainment expenses, car maintenance expenses, cellular phone, and entitlement to participate in the profits of the Company in an amount equal to 5% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

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

The aggregate expenses to A. Sheratzky Holdings in 2012, 2011 and 2010 (including with respect to B. above), were approximately US$ 2,691,000, US$ 2,618,000 and US$ 2,284,000, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	RELATED PARTIES (cont.)

D.
In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 4,300) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2012, 2011 and 2010 was approximately US$ 56,000, US$ 59,000 and US$ 55,000, respectively.

E.
On January 23, 2007, the Company's subsidiary, E-Com Global Electronic Commerce Ltd.  ("E-Com "), signed an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that company, in consideration of monthly payments in the amount of NIS 25,000 (US$ 6,700), in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses.  In his position, Mr. Sheratzky will report to the Co-CEO of the Company.  The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in E-COM profits before tax (up to a maximum amount of 1% of that company's profits before tax), based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

The aggregate amount paid to Mr. Gil Sheratzky in 2012, 2011 and 2010 was approximately US$ 203,000 US$ 196,000 and US$ 175,000, respectively.

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

The Group provides location-based services in Israel, Brazil, Argentina and the United States.

Wireless communications products:

The wireless communications product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, and automatic vehicle identification.  The Group sells products to customers in Israel, United States, and others.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products	Other	Total

Year ended December 31, 2012
Revenues	114,565	35,753	-	150,318
Operating income	29,604	343	-	29,947
Assets	64,332	9,129	-	73,461
Goodwill	3,692	4,351	-	8,043
Expenditures for assets	7,636	77	-	7,713
Depreciation and amortization	11,472	130	-	11,602
Year ended December 31, 2011
Revenues	120,410	39,757	-	160,167
Operating income	22,468	4,115	-	26,583
Assets	71,100	7,696	990	79,786
Goodwill	4,265	4,249	-	8,514
Expenditures for assets	12,982	188	-	13,170
Depreciation and amortization	14,376	127	-	14,503
Year ended December 31, 2010
Revenues	108,101	39,724	-	147,825
Operating income	31,994	(1,326)	-	30,668
Assets	71,101	9,255	1,454	81,810
Goodwill	5,503	4,576	-	10,079
Expenditures for assets	14,755	210	-	14,965
Depreciation and amortization	12,470	89	-	12,559

C.	Information about reported segment profit or loss and assets:

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2012	2011	2010

Total revenues of reportable segment and consolidated revenues	150,318	160,167	147,825

Operating income
Total operating income for reportable segments	29,947	26,583	30,668
Unallocated amounts:
Other income (expenses)	6,755	(819)	(14,745)
Financing income, net	987	2,100	139
Consolidated income before taxes on income	37,689	27,864	16,062

Assets
Total assets for reportable segments (*)	81,504	88,300	91,889
Other unallocated amounts:
Current assets	48,512	50,339	75,396
Investments in affiliated and other companies	242	287	306
Property and equipment, net	9,187	9,278	9,795
Other assets	2,500	3,108	4,178
Other unallocated amounts	5,394	6,145	6,780
Consolidated total assets (at year end)	147,339	157,457	188,344

Other significant items
Total expenditures for assets of reportable segments	7,713	13,170	14,965
Unallocated amounts	2,320	3,065	3,715
Consolidated total expenditures for assets	10,033	16,235	18,680

Total depreciation and amortization for reportable segments	11,602	14,503	12,559
Unallocated amounts	3,069	3,298	3,316
Consolidated total depreciation and amortization	14,671	17,801	15,875

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2012	2011	2010

Israel	70,595	80,202	71,211
United States	4,749	4,116	3,700
Brazil	58,242	62,409	61,096
Argentina	13,546	12,345	10,857
Others	3,186	1,095	961
Total	150,318	160,167	147,825

	Property and equipment, net
	December 31,
(in thousands)	2012	2011	2010

Israel	9,440	10,244	10,053
United States	146	183	161
Brazil	20,132	25,892	31,112
Argentina	4,438	4,551	4,821
Total	34,156	40,870	46,147

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2012, 2011 and 2010 there were no sales exceeding 10% of total revenues to none of our customers.

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, derivatives and deposits in escrow.

Most of the Group’s cash and cash equivalents, deposits in escrow and short-term investments (including investments in trading marketable securities), as of December 31, 2012 and 2011, were deposited with major Israeli banks. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

See also Note 1W.

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, accounts receivable, accounts payable and other current liabilities) approximates their carrying value, due to the short-term maturity of such instruments.

The Company’s financial assets measured at fair value on a recurring basis, as of December 31, 2011, consisted of trading securities in an amount of US$ 68 thousand (Level 1).  As of December 31, 2012, there were no financial instruments measured at fair value.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant)

By:	/s/ Eyal Sheratzky /s/ Nir Sheratzky
Eyal Sheratzky Nir Sheratzky
Co-Chief Executive Officer

Dated: April 25, 2013