Form 20-F/A
period 2012-12-31
Ituran Location & Control Ltd.
filed 2013-06-26
CIK 1337117

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

 Yes ☐ No ☐

Explanatory Note

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission on April 25, 2013 (the "2012 Form 20-F"), is being solely filed for purposes of filing the report of independent registered public accounting firm of Mazars Estudio Urien & Asociados dated February 12, 2013, which was inadvertently omitted from the 2012 Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed. This Amendment should be read in conjunction with the Company’s SEC filings made subsequent to the filing of the 2012 Form 20-F.

ITEM 18.FINANCIAL STATEMENTS

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

4.5	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Nir Sheratzky (4)

4.6	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Eyal Sheratzky (4)
4.7	Addendum No. 1 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd. and Izzy Sheratzky (4)
4.8	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.9	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.10	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)
4.11	Deed of undertaking and indemnification, dated November 12, 2000, executed by the Registrant to the benefit of Bank Hapoalim, B.M. on behalf of Ituran Localizacao e Controle (English translation). (1)
4.12	Indenture, dated August 6, 2001, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.13	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (floating lien) (English translation). (1)
4.14	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.15	Deed of undertaking for repayment of loan, dated May 20, 2004, made by the Registrant in favor of Bank Hapoalim, B.M. (English translation). (1)
4.16	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.17	Lease Agreement, dated November 23, 2001, by and between Ituran de Argentina S.A. and El Sr. Mario Galuppo (English translation). (1)
4.18	Lease Agreement, dated September 7, 2001, by and between Ituran de Argentina S.A. and El Sr. Gustavo Eduardo Bazan (English translation). (1)
4.19	Form of Directors' Letter of Indemnity (English translation). (1)
4.20	Agreement with Mapa dated April 26, 2007 (2)
4.21	Share Purchase Agreement between dated as of November 15, 2007 by and between Ituran Location and Control Ltd., Telematics Wireless Ltd. and ST Electronics (Info-Comm Systems) Pte Ltd. (3)
4.22	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (3)
8	List of significant subsidiaries*
12.1	Certification by chief executive officer as required by Rule 13a-14(a).**
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).**
13
Certification by co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.*

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

*Previously filed as an exhibit to the 2012 Form 20-F.

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

EXHIBIT L

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

We have audited the accompanying consolidated balance sheets of Ituran Argentina S.A. (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ituran Argentina S.A. as of December 31, 2012 and 2011 and the results of its operations, and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework is issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 12, 2013 expressed an unqualified opinion.

Buenos Aires, Argentina	Gustavo R. Chesta (Partner) Estudio Urien & Asociados
February 12, 2013

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F (as amended by this Form 20-F/A Amendment No. 1) and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant)

By:	/s/ Eyal Sheratzky /s/ Nir Sheratzky
Eyal Sheratzky Nir Sheratzky
Co-Chief Executive Officer

Date: June 26, 2013