Form 20-F/A
period 2012-12-31
Ituran Location & Control Ltd.
filed 2013-08-27
CIK 1337117

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

 Yes ☐ No ☐

Explanatory Note

The Company filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2012 with the Securities and Exchange Commission on April 25, 2013 (the "Original Filing"); and amended the Original Filing on June 26, 2013 ("Amendment No. 1"). The Original Filing as amended by Amendment No. 1 is referred to herein as the "2012 Form 20-F".

This Amendment No. 2 to the 2012 Form 20-F is being filed for the following purposes:
1) to furnish certifications as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code 906, which were inadvertently omitted from Amendment No. 1; and
2) to incorporate by reference into Item 19 of the 2012 Form 20-F (Exhibits) that certain Radio Location System License Agreement, dated July 13, 2004, which was previously included in Item 19 of the Company's annual reports but was accidentally omitted in prior years.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the Original Filing was filed. This Amendment should be read in conjunction with the Company’s SEC filings made subsequent to the filing of the 2012 Form 20-F.

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

4.5	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Nir Sheratzky (4)
4.6	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Eyal Sheratzky (4)
4.7	Addendum No. 1 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd. and Izzy Sheratzky (4)
4.8	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.9	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.10	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)
4.11	Deed of undertaking and indemnification, dated November 12, 2000, executed by the Registrant to the benefit of Bank Hapoalim, B.M. on behalf of Ituran Localizacao e Controle (English translation). (1)
4.12	Indenture, dated August 6, 2001, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.13	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (floating lien) (English translation). (1)
4.14	Indenture, dated January 29, 2002, by the Registrant for the benefit of Bank Hapoalim, B.M. (English translation). (1)
4.15	Deed of undertaking for repayment of loan, dated May 20, 2004, made by the Registrant in favor of Bank Hapoalim, B.M. (English translation). (1)
4.16	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.17	Lease Agreement, dated November 23, 2001, by and between Ituran de Argentina S.A. and El Sr. Mario Galuppo (English translation). (1)
4.18	Lease Agreement, dated September 7, 2001, by and between Ituran de Argentina S.A. and El Sr. Gustavo Eduardo Bazan (English translation). (1)
4.19	Form of Directors' Letter of Indemnity (English translation). (1)
4.20	Agreement with Mapa dated April 26, 2007 (2)
4.21	Share Purchase Agreement between dated as of November 15, 2007 by and between Ituran Location and Control Ltd., Telematics Wireless Ltd. and ST Electronics (Info-Comm Systems) Pte Ltd. (3)
4.22	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (3)
4.23	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
8	List of significant subsidiaries*
12.1	Certification by chief executive officer as required by Rule 13a-14(a)
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a)
13.1	Certification by co-chief executive officers as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
13.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

(1)	Incorporated by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005.
(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2006 and incorporated herein by reference.
(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.
(4)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

*Previously filed as an exhibit to the Original Filing.

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
February 12, 2013

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F (as amended by this Form 20-F/A Amendment No. 2) and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officer

Date: August 27,2013