Form 20-F
period 2013-12-31
Ituran Location & Control Ltd.
filed 2014-04-10
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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
(Title of Class)

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

Item 17 ☐ Item 18 ☐

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

 Yes ☐ No ☐

TABLE OF CONTENTS

USE OF CERTAIN TERMS		IV
FORWARD LOOKING STATEMENTS		IV
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
B.	BUSINESS OVERVIEW	17
C.	ORGANIZATIONAL STRUCTURE	27
D.	PROPERTY, PLANTS AND EQUIPMENT	28
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	29
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	OPERATING RESULTS	29
B.	LIQUIDITY AND CAPITAL RESOURCES	41
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	44
D.	TREND INFORMATION	44
E.	OFF-BALANCE SHEET ARRANGEMENTS	44
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	44
G.	SAFE HARBOR	44

i

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	45
A.	DIRECTORS AND SENIOR MANAGEMENT	45
B.	COMPENSATION	49
C.	BOARD PRACTICES	51
D.	EMPLOYEES	55
E.	SHARE OWNERSHIP	57
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
A.	MAJOR SHAREHOLDERS	58
B.	RELATED PARTY TRANSACTIONS	59
C.	INTERESTS OF EXPERTS AND COUNSEL	66
ITEM 8.	FINANCIAL INFORMATION	66
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	66
B.	SIGNIFICANT CHANGES	67
ITEM 9.	THE OFFER AND LISTING	67
A.	OFFER AND LISTING DETAILS	67
B.	PLAN OF DISTRIBUTION	69
C.	MARKETS	69
D.	SELLING SHAREHOLDERS	69
E.	DILUTION	69
F.	EXPENSES OF THE ISSUE	69
ITEM 10.	ADDITIONAL INFORMATION	69
A.	SHARE CAPITAL	69
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	69
C.	MATERIAL CONTRACTS	77
D.	EXCHANGE CONTROLS	77
E.	TAXATION	78

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

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “believes,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this annual report in Item 3D: Risk Factors. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”).

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected consolidated financial data below is provided under generally accepted accounting principles in the U.S. (U.S. GAAP). You should read the selected consolidated financial data presented in this Item together with Item 5 – Operating and Financial Review and Prospects and with our consolidated financial statements included elsewhere in this annual report.

        Our selected consolidated statements of income data for the years ended December 31, 2011, 2012 and 2013 and our selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2013	2012	2011	2010	2009
	In USD
	In thousands, except per share amounts
Revenues:
Location based services	126,951	114,565	120,410	108,101	91,574
Wireless communications products	43,216	35,753	39,757	39,724	29,807

Total Revenues	170,167	150,318	160,167	147,825	121,381
Cost of Revenues:
Location based services	44,850	44,974	49,731	41,272	33,622
Wireless communication products	36,015	29,786	29,758	33,037	26,074

Total cost of revenues	80,865	74,760	79,489	74,309	59,696

Gross profit	89,302	75,558	80,678	73,516	61,685

Research and development expenses	2,414	2,066	1,877	1,346	1,498
Selling and marketing expenses	9,715	8,489	8,543	8,675	7,684
General and administrative expenses	34,483	33,439	34,984	31,671	27,213
Other expenses, net	4,760	1,617	8,691	1,156	908

Operating Income	37,930	29,947	26,583	30,668	24,382
Other income (expenses)	(166)	6,755	(819)	(14,745)	-
Financing income (expenses), net	238	987	2,100	139	1,604

Income before income tax	38,002	37,689	27,864	16,062	25,986
Income tax	(12,447)	(11,690)	(5,655)	(6,286)	(7,139)
Share in income (losses) of affiliated companies, net	(1)	(39)	(23)	(3)	13

Net income for the year	25,554	25,960	22,186	9,773	18,860
Less: net income attributable to non-controlling interest	(1,792)	(1,080)	(908)	(1,071)	(668)

Net income attributable to Company stockholders	23,762	24,880	21,278	8,702	18,192

Earning per share
Basic	$1.13	$1.19	$1.01	$0.42	$0.87
Diluted	$1.13	$1.19	$1.01	$0.42	$0.87
Weighted average number of shares outstanding
Basic	20,968	20,968	20,968	20,968	20,968
Diluted	20,968	20,968	20,968	20,968	20,977

Consolidated Balance Sheets Data

	Year Ended December 31,
	2013	2012	2011	2010	2009
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in trading marketable securities	46,679	34,392	40,226	61,279	78,093
Working Capital	57,259	44,145	48,474	48,594	72,825
Total Assets	160,542	147,339	157,457	188,344	185,868
Total Liabilities	65,057	55,332	52,105	73,181	52,025
Retained Earnings	38,831	32,187	43,185	43,689	66,607
Stockholders Equity	90,918	88,027	101,194	110,771	130,126
Dividend declared per share	0.86	0.81	1.23	1.00	1.50

Other Data:

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(unaudited)

Subscribers of our location-based services(1)	741,000	667,000	623,000	604,000	562,000
Average monthly churn rate	2.9%	3%	3.2%	2.8%	2.1%

(1) number of subscribers is approximate.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

        The markets for our services and products are highly competitive. We compete primarily on the basis of the technological innovation, quality and price of our services and products. Our most competitive market is the location-based services market and the related AVL products market, due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of protection and tracking capabilities, including global positioning systems, or GPS (although we also provide services based on GPS/GPRS technology), satellite- or network-based cellular systems and direction-finding homing technologies. Some of these competing services and products, such as certain GPS-based products, are installed in new cars by vehicle manufacturers prior to their initial sale, which effectively precludes us from competing for such subscribers in the SVR market. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate or new competitors may enter the location-based services market. Our AVL products also compete with less sophisticated theft protection devices such as standard car alarms, immobilizers, steering wheel locks and homing devices, some of which may be significantly cheaper. Some of these competing products have greater brand recognition than our AVL products, including LoJack Corporation in the United States.

        The development of new or improved competitive products, systems or technologies that compete with our wireless communications products may render our products less competitive or obsolete, which could cause a decline in our revenues and profitability.

        We are engaged in businesses characterized by rapid technological change and frequent new product developments and enhancements. The number of companies developing and marketing new wireless communications products has expanded considerably in recent years. The development of new or improved products, systems or technologies that compete with our wireless communications products, for both our SVR and fleet management services, may render our products and services less competitive and we may not be able to enhance our technology in a timely manner. In addition to the competition resulting from new products, systems or technologies, our future product enhancements may not adequately meet the requirements of the marketplace and may not achieve the broad market acceptance necessary to generate significant revenues. Any of the foregoing could cause a decline in our revenues and profitability.

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

        We rely on some intellectual property that we license from third parties, the loss of which could preclude us from providing our SVR services or market and sell some of our AVL products, which would adversely affect our revenues.

        We license from third parties some of the technology that we need in order to provide our SVR services and market and sell some of our AVL products. In the event that such licenses were to be terminated, or if such licenses were rendered unenforceable or invalid and we would not be able to license similar technology from other parties, it would require us, at a minimum, to obtain rights to a different technology and reconfigure our AVL products accordingly. In addition, some of the licenses we obtained from third parties are non-exclusive, which may enable other entities to obtain identical licenses from such third parties to operate in the places in which we conduct our business resulting in increased competition and could adversely affect our revenues.

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

        Our success depends upon the efforts and abilities of key management personnel, including our President and our Co-Chief Executive Officers. Loss of the services of one or more of such key personnel could adversely affect our ability to execute our business plan. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and prospects for growth could be adversely affected.

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

Following the sale of our subsidiary, Telematics Wireless Ltd. in 2007 to a third party and the execution of a 10-year supply agreement with Telematics as a result of such sale, we rely on Telematics as a single supplier of products and services. Termination of our relations with Telematics would adversely affect our operations and revenues.

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

On July 13, 2010 the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. At the time the notice was served to us, the tax deficiency notice was in the amount of R$36,499,984 (approximately US$22.1 million at the time) plus interest in the amount of R$30,282,420 (approximately US$18.2 million at the time) and penalties in the amount of R$66,143,446 (approximately US$40.0 million at the time). On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in our favor. The State of São Paulo filed an administrative appeal to the full bench session at the Administrative Court and we are currently awaiting the decision of the Administrative Court. In case the State of São Paulo is successful at the Administrative appeal, we are entitled to challenge the Administrative Court's decision in a court of law. We received a legal opinion from a law firm in Brazil that the merits of the case are favorable to us and that it is more likely than not that we will prevail in this case.  We believe, based on the legal opinion of the subsidiary's Brazilian legal counsel that the chances of success are highly probable.

While we cannot predict the outcome of this litigation at this time, if we are not successful in defending ourselves, this could result in significant costs to us, adversely affecting our results of operations.

For additional information concerning the above claim and additional litigation proceedings, please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Material Legal Proceedings” below.

        We have not obtained nor applied for several of the permits required for the operation of some of our base sites. To the extent enforcement is sought, the breadth, quality and capacity of our network coverage could be materially affected.

        The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 104 base sites that provide complete communications coverage in Israel. Similarly, we have established complete communications coverage in Sao Paulo and Rio, Brazil and Buenos Aires, Argentina. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

        Currently most of our base sites in Israel and Brazil and some of our base sites in Argentina operate without local building permits or the equivalent. Although relevant authorities in Israel, Brazil and Argentina have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli, Brazilian and Argentine authorities have begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites or the imposition of limitation on erection of new base stations. Should these enforcement measures be imposed upon us in Israel, Brazil or Argentina, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected.

        Currency fluctuations may result in valuation adjustments in our assets and liabilities and could cause our results of operations to decline.

        The valuation of our assets and liabilities, our revenues received and the related expenses incurred are not always denominated in the same currency. This lack of correlation between revenues and expenses exposes us to risks resulting from currency fluctuations. These currency fluctuations could have an adverse effect on our results of operations. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could cause our results of operations to decline.

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

        Israel has experienced in recent years, unionized general strikes in connection with the legislation of new economic reforms. A prolonged general strike in Israel would affect our ability to provide our wireless communications products that are manufactured in Israel and would negatively impact our operations. Furthermore, there are a number of countries, primarily in the Middle East, that still restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse affect on our ability to grow our business and our results of operations.

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

        We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988 (the "Israeli Antitrust Law"), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli antitrust authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 24 million or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

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

        Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain, among other things, provisions that may make it more difficult to acquire our company, such as classified board provisions and certain restrictions on the members of our board pursuant to regulatory requirements of the Israeli Ministry of Communication. Furthermore, Israeli tax considerations may make potential transaction structures involving the acquisition of our company unappealing to us or to some of our shareholders. See Item 10.B. – "Memorandum and Articles of Association" - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law” and Item 10.E. – “Taxation” under the caption “Israeli Tax Considerations” for additional discussion of some anti-takeover effects of Israeli law. These provisions of Israeli law and our articles of association may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company or any of our assets, which could have the effect of delaying or preventing a change in control of our company, even when the terms of such a transaction could be favorable to our shareholders.

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

RISKS RELATED TO OUR ORDINARY SHARES AND THE ECONOMY

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

        Moked Ituran Ltd., currently beneficially owns approximately 26.26%  of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, this shareholder is not prohibited from selling a controlling interest in our company to a third party. This shareholder could exercise significant influence over our operations and business strategy and may use its voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company. For additional information concerning our major shareholders, see Item 7.A- "Major Shareholders" and Item 6.A. –Directors and Senior Management under the caption "Shareholders Agreement and Articles of Association of Moked Ituran Ltd."

        U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

        If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, which we refer to as PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to our shareholders who are U.S. Holders. See Item 10.E. – “Taxation” under the caption “United States Tax Considerations” below, for more information about which shareholders may qualify as U.S. Holders. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of our ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under such rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of shares in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the United States tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. – “Taxation” under the caption “United States Tax Considerations–Passive foreign investment company considerations”.

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

Global and local economic downturns could reduce the level of consumer spending and available credit within the automobile industry, which could adversely affect demand for our products and services and negatively impact our financial results.

Current and future economic conditions could adversely affect consumer spending in the automobile industry, as such spending is often discretionary and may decline during economic downturns when consumers have less disposable income. Consequently, changes in general economic conditions resulting in a significant decrease in dealer automobile sales or in a tightening of credit in financial markets, such as the 2007 U.S. subprime mortgage crisis and resulting credit crunch,  could adversely impact our future revenue and earnings. Such decreases could also affect the financial security of the automobile dealers with whom we do business. The delayed payment from or closure of our larger dealer groups could affect our ability to collect on our receivables. Similar effects could result from local economic downturns in either one of our main markets of operations, i.e. Israel, Brazil and Argentina. Given the volatile nature of the current market disruption, we may not timely anticipate or manage such existing or new risks. Our failure to do so could materially and adversely affect our business, financial condition, results of operations and prospects.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

We are mainly engaged in the area of location-based services, consisting of stolen vehicle recovery, fleet management services and other tracking services. We also provide wireless communication products used in connection with our location-based services and various other applications. We currently primarily provide our services as well as sell and lease our products in Israel, Brazil, Argentina and the United States.

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

        In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we publicly offered our ordinary shares in the United States and our ordinary shares are currently quoted on both the Tel-Aviv Stock Exchange and on Nasdaq under the symbol “ITRN”. The address of our principal executive office is 3 Hashikma Street, Azour 58001, Israel. Our telephone number is 972-3-557-1333. Our agent for service of process in the United States is Ituran USA Inc.1700 NW 64th ST. SUITE 100 Fort Lauderdale, Florida 33309.

In 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market. Since such acquisition, we have been developing our fleet management services and products, which now constitute a material portion of our operations.

In 2007, we purchased the entire issued share capital of Mapa Group from its shareholders for US$9.9 million. In addition, we invested an additional sum of approximately US$3.1 million in Mapa Group, which was used by Mapa Group to repay shareholders’ loans. Mapa Group is a provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel.

On December 31, 2007, we completed the sale of our subsidiary, Telematics Wireless Ltd., to ST (Infocomm). Pursuant to the sale transaction, we sold our entire shareholdings, constituting 93.93%, of Telematics Wireless to ST (Infocomm), for an enterprise value of US$90 million (following repurchase of our shares in Telematics for the aggregate sum of US$5 million). Pursuant to an adjustment mechanism as detailed in the agreement and following arbitration proceedings with ST, the purchase price was adjusted by US$4.4 Million.  For details regarding the recent conclusion of arbitration proceedings related to the sale of Telematics to ST (Infocomm), please refer to Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Material Legal Proceedings” below.

In January 2008, we entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for a price and other conditions as detailed in the agreement. In addition, each of Ituran and Telematics undertook toward one another not to compete in each other’s exclusive markets in the area of RF vehicle location and tracking RF technology or similar RF terrestrial location systems and technology. The agreement is for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 months periods, unless non-renewal notice is provided by one of the parties to the other. Pursuant to the agreement, each of Telematics and Ituran granted the other party a license to use certain technology in connection with the products and services purchased from each other, which license shall survive the termination or expiration of the agreement.

Concurrently with the sale of Telematics, the Company and Telematics entered into a revenue sharing agreement, pursuant to which Ituran was entitled to a share of the sales' revenues of Telematics in the Republic of Korea and in China from sale of end products and base stations to customers in such territories as well as from royalties received from customers of Telematics in such territories relating to the AVL applications. The term of this revenue sharing scheme expired on January 2013.

In 2010 we launched a new line of AVL products (IturanSave), which is based on our SMART products and tailored to be installed in medium-end vehicles, a market which was not previously targeted by us, offering our customers an affordable tracking device solution. This new line of products led to an increase in our sales during 2011, 2012 and 2013.

On July 28, 2010, our then wholly owned subsidiary, Ituran Cellular Communication Ltd. obtained a mobile virtual network operator (MVNO) license from the Israeli Ministry of Communication. Ituran Cellular entered into an agreement with Pelephone Communications Ltd., one of Israel's reputable mobile phone operators, in order to service the MVNO's customers and operations. During April 2012, we sold our entire holdings in this subsidiary for US$ 0.3 million in cash and for an additional amount of approximately US$ 0.5 million that was required to be paid soon thereafter.  However, during late 2012, the acquirer entered into liquidation proceedings by its creditors.  We are currently undergoing legal proceedings in order to claim the unpaid amount due to us under the agreement with the acquirer, however, we do not believe that our chances of succeeding in such proceedings are high.

On April 9, 2012, we entered into an agreement with General Motors Brazil (“GMB”) through a Brazilian company controlled by us. According to the agreement, GMB will offer its customers immobilization, location and Telematics services for the Chevrolet range of vehicles it sells in Brazil through Ituran’s Brazilian company. The sale and the installation of the anti-theft device will not be carried out by us. For the purposes of this agreement, we incorporated a new Brazilian subsidiary in which we own 51% of the issued share capital. As of the date hereof, this Brazilian subsidiary has not yet commenced operations.

In December 2013 we invested $1.4 million in Overvyoo Ltd., an Israeli start-up company developing solutions for the management of mobile/field workforce, and we now hold 27.5% of its share capital. Subject to the achievement of a certain milestone, we shall invest an additional $1.1 million in Overvyoo and shall also have an option to increase our holdings in Overvyoo to 51%.

Capital Expenditures and Divestitures

        We had capital expenditures of $14 million in 2013, $10 million in 2012 and $16.2 million in 2011. We have financed our capital expenditures with cash generated from our operations.

        Our capital expenditures in 2013, 2012 and 2011 consisted primarily of acquisition of operational equipment for $10.2 million, $5.6 million and $10.9 million, respectively.

We did not have any material capital divestitures during the last three fiscal years and until the date of this report.

B.	BUSINESS OVERVIEW

Overview

        We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery, fleet management services and other tracking services. We also provide wireless communications products used in connection with our location-based services. We currently primarily provide our services and sell and lease our products in Israel, Brazil, Argentina and the United States. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defense Forces in order to locate downed pilots.

        We generate our revenues from subscription fees paid for our location-based services and from the sale and lease of our wireless communications products.

We describe below the principal markets in which we compete. For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, please see Item 5.A - Operating Results under the caption "Revenues".

Location-Based Services

        In 2013, 74.6% of our revenues were attributable to our location-based services. As of December 31, 2013, we primarily provided our services in Israel, Brazil, Argentina and the United States to approximately 310,000, 262,000, 145,000 and 24,000 subscribers, respectively.

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

Fleet management services

        Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2013, we provided our services to approximately 102,000 end-users through 24,000 corporate customers in Israel, Brazil, Argentina and the United States.  We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.

Value-added services

        The personal locator services that we offer allow customers to protect valuable merchandise and equipment. We currently provide personal locator services in Israel, Brazil and Argentina and, as of December 31, 2013, we had approximately 8,000 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel, Argentina and Brazil. As of December 31, 2013, we had approximately 155,000 subscribers to our concierge service.

Wireless Communications Products

        In 2013, 25.4% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL.

        Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating equipment and merchandise will use our SMART products. As part of our expansion into additional markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market. Subscribers to our fleet management services use ERM hardware and our proprietary software.

Industry Overview

        While we believe that the statistical data, industry data forecasts and market research discussed below are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information

(a) Location-based services

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

Typical AVL applications include:

Security	Transportation	Telecommunication services	Government
Vehicle tracking	Fleet management	Maintenance vehicle tracking	Government vehicle tracking
Driver Behavior and Accident Notification	Parcel tracking
Personal tracking	Public transit
Asset tracking

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

Our Services and Products

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

Fleet management

        We offer our customers the ability to use a comprehensive application for fleet management both by using an Internet site and workstations. Our system allows our customers 24-hour access to information on their fleets through our active control center and we are able to tailor our system to our customers' specific needs.

Our solutions allow our subscribers to effectively manage and control their fleet, and thereby to reduce their operating costs, optimize work hours and appointment scheduling and improve their services and operations. Our system includes the following features:

•	the ability to locate the fleet's vehicles;

•	continuous data communication with the fleet's vehicles;

•	real-time vehicle status indicators: speed, distance driven, direction of travel, driver name, motion start/stop, engine start/stop, speeding, diagnostic alerts, driver behavior and more;

•	recording of determined events and analysis of data over time to improve driving and vehicle use;

•	remote monitoring and processing of data, such as temperature control in refrigerated or chilled compartments, time stamp, tire pressure and heat and other complementary data;

•	connection to standard organization systems;

•	accident notification;

•	driver's behavior; and

•	task management optimization.

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

Wireless communications products

        Our wireless communications products are used for various applications in the AVL markets and primarily in connection with our location-based services described above.

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

■
Control Center: a center consisting of software used to collect data from various base sites, conduct location calculations and transmit location data to various customers and law enforcement agencies;

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual;

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel	SVR	AVL
Fleet management
Value-added services
Brazil	SVR	AVL
Fleet management
Value-added services
Argentina	SVR	AVL
Fleet management Value-added services
United States	SVR	AVL
Fleet management
Value-added services

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 310,000 subscribers as of December 31, 2013. We maintain 104 base stations in Israel, which provide complete coverage within the country. We also operate throughout Israel in providing fleet management services through GPS/GPRS based products and services.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 262,000 subscribers as of December 31, 2013. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro, where we maintain 131 base stations; however we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002 and we had approximately 145,000 subscribers as of December 31, 2013. We currently provide RF based products and services only in the metropolitan area of Buenos Aires, where we maintain 37 base sites; however, we also operate throughout Argentina in providing GPS/GPRS based products and services for fleet management.

■
United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States. As of December 31, 2013, we had approximately 24,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2011, 2012 and 2013 no single customer or group of related customers comprised more than 10% of our total annual revenues.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2013, our selling and marketing team consisted of 110 employees.

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

        In Israel, Brazil and Argentina, we focus our marketing efforts on insurance companies and private customers; while in Brazil, our primary focus has shifted to the retail market during recent years. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2013, we had a total of approximately 741,000 subscribers for our SVR services.

Fleet management

        Vehicle fleet management systems are primarily marketed through vehicle fleets' departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2013, we provided our services to approximately 102,000 end users through 24,000 corporate customers and individuals in Israel, Brazil, Argentina and the United States. We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.

Value-added services

        Our concierge services are provided to existing SVR customers. As of December 31, 2013, we had approximately 155,000 subscribers to our concierge service in Israel, Argentina and Brazil and approximately 8,000 of our SMART devices were installed in valuable merchandise and equipment.

(B) Wireless communications products

        Our AVL end-units are primarily used by us in providing our location-based services, including fleet management and value-added services, in Israel, Brazil, Argentina and the United States.

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

■
United States. In the United States, there are several major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Sky Link Corporation, Spireon (which also includes SysLocate and GoldStar), PassTime, Guide Point, Sky Patrol, Sky Guard and I-Metrik.

        We believe that we are a leading provider of location-based services in Israel, as we are deemed a monopoly in this field; however, we are unable to provide specific market share information in the markets of our operations for various reasons, including the broad range of services and products that compete in these markets, the non-existence of trade publications with respect to the products and services we offer in such markets and the lack of meaningful or accurate market research or data available to us.

Fleet Management

        The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in Israel are Pointer, ISR, Traffilog and Skylock; our major competitors in the United States are GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track and FleetBoss; our major competitors in Brazil are Sascar, Onixsat, Autotrac and Omnilink; and our major competitors in Argentina  are LoJack Corporation and Megatrans SA.

(B) Wireless communications products

        Our AVL system for automatic vehicle location is based on terrestrial network triangulation technology and primarily competes with companies that use one of three main technologies: GPS/GPRS (in combination with wireless communication), network-based cellular communication and radio frequency-based homing.

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

Since our AVL end-units are primarily used by us in providing our location-based services, the information provided above concerning our competition in this market is applicable to the competition in the wireless communications products' market as well.

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

Proprietary Rights

        We seek to protect our intellectual property through patents, trademarks, contractual rights, trade secrets, know-how, technical measures and confidentiality, non-disclosure and assignment of inventions agreements and other appropriate protective measures to protect our proprietary rights in the primary markets in which we operate. The continued use of some licenses granted by third parties to use their intellectual property is material to our business. Please refer to Item 3.D – Risk Factors, under the caption "We rely on some intellectual property that we license from third parties, the loss of which could preclude us from providing our SVR services or market and sell some of our AVL products, which would adversely affect our revenues" above.

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

        Our frequency license in Israel was renewed for a term of five (5) years until July 31, 2017. Our frequency licenses in Brazil expire in 2019. Except in Brazil, where a request for a new license may have to be filed upon expiration of the license in 2019, we have options to extend all of our frequency licenses for periods ranging from three- to ten-years.

In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of the date hereof, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and possible sanctions could include fines and even the closure or demolition of these base sites. In Brazil, Brazilian authorities enforce permit requirements and impose penalties for non-compliance with such requirements. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

        In Israel the required permits and approvals for the erection of the base sites include:

■	erection and operating permits from the Israeli Ministry of the Environment;

■	permits from the Israeli Civil Aviation Authority, in certain cases;

■	permits from the Israeli Defense Forces;

■	approval from Israel's Land Administration and/or from Civil Administration in the Territories, which usually also involves payment for the land use rights; and

■	building permits from local or regional zoning authorities in Israel and Brazil.

        We are continuously in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued only 29 of these permits. With respect to the general permit from Israel’s Land Administration, in 2005 we entered into an agreement with the Israel’s Land Administration, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2010. In the event that the Israel Land Administration claims consideration for the erection of the base sites without a permit, we may be subject to penalties and payment of annual consideration for the years of use of those base sites.

        In Brazil, very few providers of wireless telecommunications services obtain the required permits for the erection of transmission antennas due to the nature of the approval process. Currently we do not have such permits (except Anatel permits). In Brazil, we try to minimize our risk by locating most of our equipment in sub-leased sites which are already used by other telecommunication service providers, such as cellular operators.

In Brazil the required permits for the erection of our base sites include:

■	a permit from Anatel (National Agency for Telecommunication)

■	a permit from IBAMA (Environment national agency) and/or state EPAs

■	Municipal permits

■	a permit from the fire department.

■	and a permit from COMAR (Aviation authorities)

ANATEL permits are required only for sites where we have transmission equipment and we have obtained all the permits required with this agency. Special IBAMA permits need to be obtained only for ground sites which are located in certain preservation areas. We have few sites of this kind, most of them are collocated sites where we pay for the right of use and permits are undertaken by the landowner. Fire Department permits are required only for equipment rooms and we have not applied for any as of this date. COMAR permits are needed only for a very few of our sites, most of which are collocated.

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

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc.	USA	100%
Ituran USA Inc.	USA	88.5	%*
Ituran de Argentina S.A.	Argentina	100%
Ituran Sistemas de Monitoramento Ltda.	Brazil	98	%**
Ituran Instalacoes Ltda.	Brazil	98	%***
Teleran Holding Ltda.	Brazil	99.99	%****
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Internet Ltd.	Israel	100%
Mapa Mapping & Publishing Ltd.	Israel	100%

* 88.5% of the shares are held by Ituran U.S.A. Holding Inc., which is our wholly owned subsidiary; and the remaining shares are held by employees of Ituran USA Inc.
** we indirectly hold 98% of the shares (out of which one share is being held by Mr. Avner Kurz, the President of Teleran Holding Ltda.)
*** we indirectly hold 98% of the shares.
**** one share (quota) is held by the Mr. Avner Kurz, President of Teleran Holding Ltda.

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

        In 2013 we leased an aggregate of approximately 42,339 square feet of office space in Azour and Holon, Israel. In 2013, the annual lease payments for these facilities were approximately $635,000. The initial term of the primary lease (in Azour) expired on March 31, 2013; and we renewed the lease until 2020. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

        In Buenos Aires, Argentina, we lease approximately 8,793 square feet of office space for approximately $ 101,638 annually, approximately 720 square feet for our control center for approximately $ 8,334 annually, approximately 5,235 square feet for our installation center for approximately $ 111,765 annually, approximately 2,121 square feet for our warehouse for approximately $17,521 annually, and approximately 862 square feet for our third warehouse for approximately $7,291 annually.

        We lease approximately 7,460 square feet for our offices and control center in Florida for an approximate monthly rate of $ 8,700 for the first 51 months, subject to a 7% annual increase in the following 12 months and a 3.3% increase for the last 12 months. This lease commenced in July 2008 and is expected to end in September 2014.

In 2013, we leased approximately 1050 sqm (11,020 square feet) of office space and warehouse in Brazil for approximately $130,000 annually.

        We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

        The size of our base station sites varies from approximately one to eight square feet. In Israel, we have 104 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,500 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 131 base station sites, of which 23 sites are leased from the same entity under a 15 years-contract,(commencing from 2012) for a monthly rate ranging from $500 to $3,400 per site . The remaining 108 sites are leased independently for an annual rate ranging from $200 to $800 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 37 base station sites, all of which are leased from three entities for a monthly rate ranging from $300 to $1,300 per site. The duration of the lease ranges from one to two years.

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

Outlook

We have historically experienced significant growth in the markets in which we provide our location-based services. These markets are generally characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft, and hence the Brazilian market continues to represent growth potential for our location-based services. The growth in subscribers within our location-based services segment also has a direct impact on the sale or lease of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle. In Israel, improvements in the economy in 2010 have led to increased car sales which positively affected our sales as compared with previous years. In Brazil, new legislation (Supplementary Law CONTRAN no. 245) which is expected to enter into effect (following a few postponements) on December 31, 2014, that provides for a mandatory anti-theft devices to be installed in new vehicles, may contribute to our sales growth, however, given the numerous postponements to date, there is no certainty as to the effective date on which the new legislation will come into force.

        As of December 31, 2013, we had approximately 407,000 subscribers in Brazil and Argentina. We estimate that the total addressable market in Brazil and Buenos Aires, Argentina is several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

        We expect growth over the next 12 months in our location-based services segment to be driven by increased demand for our services in Brazil and in Israel, as a result of our strong operating results and our customers' increased familiarity with and confidence in our services; additional insurance companies who could seek to establish relationships with us; increased direct sales of SVR services to individual subscribers in Brazil who, due to prevailing high insurance costs, are self-insured and represent an additional market opportunity for our SVR services and AVL products; and increased sales of our fleet management systems and services. In connection with such potential markets and additional growth opportunities, we constantly look to enhance our brand recognition through continuous advertising efforts.

Our services and products, including our line of AVL products, which is based on our SMART products and tailored for vehicles which are considered medium to high end vehicles, have contributed to an increase in our customer base and sales in Israel, and we expect it to continue to contribute to such increase.

Please refer to Item 3.D. – Risk Factors above in respect of factors that could negatively impact our business.

Geographical breakdown

Location-based services' subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2013	2012	2011
Israel	310,000	276,000	256,000
Brazil	262,000	238,000	219,000
Argentina	145,000	131,000	123,000
United States	24,000	22,000	25,000

Total(1)	741,000	667,000	623,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2013		2012		2011
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	51.5	31.8	45.2	25.4	47.4	32.8
Brazil	60.3	3.2	55.4	2.8	60.0	2.4
Argentina	13.6	1.6	12.3	1.1	11.3	1.1
United States	1.6	3.3	1.7	3.2	1.7	2.4
Others	-	3.3	-	3.2	-	1.1
Total(1)	$127.0	$43.2	$114.6	$35.7	$120.4	$39.8

 (1) We attribute revenues to countries based on the location of the customer.

Location-based services segment

We generate revenues from sales and leases of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers, predominately subscribers in Israel, Brazil and the United States, and insurance companies in Brazil and Argentina. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical average churn rates of 2.5% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

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

Revenue recognition

Revenues are recognized when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, we do not recognize the revenues until the installation is completed.

Revenues are recognized as follows:

■	Revenues from sales of wireless communications product are recognized when title and risk of loss of the product pass to the customer (usually upon delivery).

■
Revenues from SVR services subscription fees and installation services which have been determined not to have value on the stand-alone basis to the customers, in accordance with ASC Topic 605-25 "Multiple Elements Arrangements" are recognized ratably on a straight-line basis over the subscription period.

■
Deferred revenues which include unearned amounts received from customers (mostly for the provision of installation and subscription services) but not yet recognized as revenues, are recognized and described in the above paragraph.

■	Revenues from extended warranty which are provided for a monthly fee and are sold separately are recognized over the duration of the warranty period.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely (i.e., less than "more likely than not"), we establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the consolidated statement of income. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that we generate taxable income in the jurisdictions in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

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

We recognize interest as interest expenses (among financing expenses) and penalties, if any, related to unrecognized tax benefits within the provision for income tax.

Goodwill and other Intangible Assets Impairment Test

Goodwill acquired in a business combination is deemed to have indefinite life and is not to be amortized but rather tested at least annually for impairment. As required by ASC Topic 350, as amended by ASU No. 2011-08, “Testing for Impairment”, we are required to choose either to perform a qualitative assessment wheatear the two-step goodwill impairment test is necessary or to proceed directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earning multiples, gross margin and cash flows from operating activities and other relevant factors.

When we choose to perform a qualitative assessment and determine that it is more likely than not (a more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then we proceed to the two-step goodwill impairment test. If we determine otherwise, no further evaluation is necessary.

When we decide or are required to perform the two step goodwill impairment test, we implement the following process:  firstly, we compare the fair value of each reporting unit to its carrying value ("step 1"). If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not to be impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

There are a number of generally accepted methods used for valuing a reporting unit:

The ‘income approach’, which utilizes discounted forecasted cash flows, the ‘Market – approach', which utilizes pricing multiples of business entities with publicly traded securities whose business and financial risks are comparable to those of the reporting unit being valued and the 'Asset - based approach’,  which establishes a value based on the cost of reproducing or replacing the asset being valued.

These methods described may be used alone or in combination with one another.

As required by ASC Topic 820, "Fair Value Measurements", we apply assumptions that market participants would consider in determining the fair value of each reporting unit. We perform the annual goodwill impairment test for our reporting units at December 31 of each year, or more often if indicators of impairment are present. Fair value is determined using valuation methodology that is considered appropriate under the circumstances (in connection with the assessment as of December 31, 2013, we utilized the "Income approach" with respect to two reporting units and the Assets-based approach with respect to one reporting unit). Significant estimates used in the methodologies includes estimates of future cash flows, estimates of discount rates, growth rates, etc. We have performed impairment tests on our goodwill and other intangible assets. In 2012 and 2013, we wrote impairment losses of US$0.7 million and US$4.6 million, respectively.. In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows (including, projected revenues, operating expenses and capital expenditures), future short-term and long-term growth rates and weighted average cost of capital which are based on management's internal assumptions, and believed to be similar to those of market participants and represent both the specific risks associated with the business, and capital market conditions. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for these assets.

Contingencies

From time to time we are subject to claims arising in the ordinary course of our business, and in connection with certain agreements with third parties, as more fully described in Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Material Legal Proceedings” below. In determining whether liabilities should be recorded for pending litigation claims (including claims that are under arbitration proceedings), we assess the allegations made and the likelihood that we will be able to defend against the claim successfully. When we believe that it is probable that we will not prevail in a particular matter and when the amount thereof is estimable, we estimate the amount of such liability and its likelihood.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
	%
Consolidated statements of operations data:	2013	2012	2011
Revenues:
Location based services	74.6	76.2	75.2
Wireless communications products	25.4	23.8	24.8

Total Revenues	100	100	100
Cost of Revenues:
Location based services	26.4	29.9	31.0
Wireless communication products	21.1	19.8	18.6

Total cost of revenues	47.5	49.7	49.6

Gross profit	52.5	50.3	50.4
Operating Expenses:
Research and development expenses	1.4	1.4	1.2
Selling and marketing Expenses	5.7	5.6	5.3
General and administrative expenses, net	20.3	22.3	21.9
Other expenses, net	2.8	1.1	5.4

Total operating expenses	30.2	30.4	33.8
Operating Income	22.3	19.9	16.6
Other income (expenses)	(0.1)	4.5	(0.5)
Financing income, net	0.1	0.7	1.3

Income before income tax	22.3	25.1	17.4
Income tax	(7.3)	(7.8)	(3.5)
Share in losses of affiliated companies, net	-	-	-

Net income for the year	15.0	17.3	13.9
Less: net income attributable to non-controlling interest	(1.0)	(0.7)	(0.6)

Net income attributable to company stockholders	14.0	16.6	13.3

Analysis of our Operation Results for the Year ended December 31, 2013 as compared to the Year ended December 31, 2012

Revenues

Total revenues increased from $150.3 million in 2012 to $170.2 million in 2013, or 13.2%. This increase consisted of an increase of $12.4 million from subscription fees from our location-based services and an increase of $7.5 million from sales of our wireless communications products.

Location-based services segment

Revenues in our location-based services segment increased by $12.4 million from $114.6 million in 2012 to $127 million in 2013, or 10.8%. In 2013, subscription fees from location-based services increased by $17.4 million as compared to 2012, due to an increase in the average annual number of subscriptions from 645,000 in 2012 to 704,000 in 2013; however, this increase was offset by the negative impact of exchange rate fluctuations in the amount of approximately $5 million.

Wireless communications products segment

Revenues in our wireless communications products segment increased from $35.7 million in 2012 to $43.2 million in 2013, or 21.0%. This increase of $7.5 million is primarily due to an increase of $6.5 million in our products' sales, mainly in Israel, and a positive effect of exchange rates fluctuation in an amount of $1 million.

Cost of revenues

Total cost of revenues increased from $74.8 million in 2012 to $80.9 million in 2013, or 8.2%. This increase consisted of a decrease of $0.1 million in the location based services segment and an increase of $6.2 million in the wireless communication product segment. As a percentage of total revenues, cost of revenues decreased  from 49.7% in 2012 to 47.5% in 2013.

Location-based services segment

Cost of revenues for our location-based services segment decreased slightly from $45 million in 2012 to $44.9 million in 2013, or 0.2%. This decrease was primarily the result of an increase in salary expenses of approximately $2 million, which was offset by a decrease in depreciation expenses in the amount of $1 million as well as by the effect of exchange rates fluctuations in an amount of approximately $1.5 million. As a percentage of total revenues for this segment, cost of revenues decreased from 39.3% in 2012 to 35.3% in 2013.

Wireless communications products segment

Cost of revenues for our wireless communications products segment in 2013 increased from $29.8 million in 2012 to $36 million in 2013, or 20.8%. This increase was mainly due to the increase in our products' sales . As a percentage of total revenues for this segment, cost of revenues remained stable in 2012 and 2013 at 83.3%.

Operating expenses

Research and development

Our research and development expenses in 2013 increased from $2.1 million in 2012 to $2.4 million in 2013. As a percentage of total revenues, research and development expenses remained stable at 1.4%.

Selling and marketing

Our selling and marketing expenses increased from $8.5 million in 2012 to $9.7 million in 2013, or 14.1%. As a percentage of total revenues, selling and marketing expenses increased slightly from 5.6% in 2012 to 5.7% in 2013.

General and administrative

General and administrative expenses increased from $33.4 million in 2012 to $34.5  million in 2013, or 3.3%. This increase was primarily due to an increase in salary expenses as offset by the effect of exchange rates fluctuations in the amount of $1.2 million. As a percentage of total revenues, general and administrative expenses decreased  from 22.3% in 2012 to 20.3% in 2013.

Other expenses, net

Other expenses increased from $1.6 million in 2012 to $4.8 million in 2013, primarily due to a $4.6 million impairment loss recorded in 2013 (as compared to a $0.7 million impairment loss, which was recorded in 2012) with respect to subsidiaries' goodwill and intangible assets, effected following a recent valuation of the subsidiaries.

Operating income

Total operating income increased from $29.9 million in 2012 to $38.0 million in 2013, or 27.1%. This increase of approximately $8.1 million reflects an increase of $8.6 million in the operating income in the location-based segment and a decrease of $0.6 million in the operating income in the wireless communication products segment.

Location-based services segment

Operating income in our location-based services segment increased from $29.6 million in 2012 to $38.2 million in 2013, or 29.1%. This increase was mainly attributed to a higher rate of increase in revenues from subscription fees as compared to the rate of increase of this segment's operating expenses during the period.

Wireless communications products segment

Operating income in our wireless communications products segment decreased from an operating gain of $0.3 million in 2012 to an operating loss of $0.3 million in 2013. Although our sales in this segment increased during 2013, an impairment loss in the amount of $1.8 million, which we recorded with respect to goodwill and intangible assets in this segment, resulted in an operating loss.

Other (expenses) Income, net

Other income, net of $6.8 million in 2012 was primarily the result of funds we received as part of a settlement agreement concerning the Leonardo litigation case (see Item 8.A – "Consolidated Statements and Other Financial Information" under the caption "Material Legal Proceedings" below). In 2013, we recorded other expenses of $0.2 million as a result of the sale of our holdings in an affiliated company.

Financing income, net

Financing income, net, decreased from $1.0 million in 2012 to $0.2 million in 2013. This decrease was mainly due to an increase in financing expenses as a result of exchange rates fluctuations.

Income Tax

Income Tax increased from $11.7 million in 2012 to $12.4 million in 2013, or 6.0%. As a percentage of income before tax on income expense tax increased from 31% in 2012 to 32.8% in 2013 primarily due to a change in the mixture of the income before tax among the group's companies.

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

Cost of revenues

Total cost of revenues decreased from $79.5 million in 2011 to $74.8 million in 2012, or 5.9%. This decrease consisted of a decrease of $4.7 million in the location based services segment. As a percentage of total revenues, cost of revenues increased slightly from 49.6% in 2011 to 49.7% in 2012.

Location-based services segment

Cost of revenues for our location-based services segment decreased from $49.7 million in 2011 to $45 million in 2012, or 9.5%. This decrease was primarily due to exchange rates fluctuations in an amount of approximately $5.5 million and increase in salary expenses of approximately $1.9 million. As a percentage of total revenues for this segment, cost of revenues decreased from 41.3% in 2011 to 39.3% in 2012.

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

Operating expenses

Research and development

Our research and development expenses in 2012 increased from $1.9 Million in 2011 to $2.1 Million in 2012.

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

Other expenses, net

Other expenses decreased from $8.7 million in 2011 to $1.6 million in 2012 primarily due to a extraordinary legal expenses incurred by us  in 2011 relating to the State Revenue Services of São Paulo's claims in Brazil . For further information concerning the Brazil claim, please refer to Item 8 under the caption "Material Legal Proceedings" below.

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

Other (expenses) Income, net

Other (expenses) Income, net decreased from other expenses, net of $0.8 million in 2011 to other income, net of $6.8 million in 2012, due to an adjustment made to litigation expenses of $0.7 million pursuant to the Israeli district court's decision in the Leonardo litigation case, given on June 13, 2011 and in 2012 return of funds in the sum of $6.7 million under a settlement agreement reached between the parties to said litigation. For further details please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Material Legal Proceedings” below.

Financing income, net

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2011, 2012 and 2013, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2011, 2012 and 2013, we derived approximately 8.9%, 8.7%  and 8.3% of our revenues in dollars, 44.5%, 43.6% and 45.5% in NIS, 39.0%, 38.7% and 37.3% in Brazilian Reals and 7.7%, 9% and 8.9% in Argentine Pesos, respectively. In fiscal years 2011, 2012 and 2013, 14.1%, 18% and 20.1% of our expenses were incurred in dollars, 35.2%, 38.5% and 41% in NIS, 43.9%, 34.4% and 29.9%  in Brazilian Reals and 6.8%, 9.1% and 8.9% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In 2013, accumulated and other comprehensive income decrease by $3 million as compared to the year 2012. In 2012, accumulated and other comprehensive income decreased by $2.2 million as compared to the year 2011. In 2011, accumulated and other comprehensive income decreased by $9.1 million as compared to the year 2010. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2011		2012		2013
	Actual	At 2010 exchange rates(1)	Actual	At 2011 exchange rates(1)	Actual	At 2012 exchange rates(1)
			(In thousands)

Revenues	$160,167	$154,864	$150,318	$166,475	$170,167	$174,879
Gross profit	80,678	77,530	75,558	84,935	89,302	91,937
Operating income	26,583	25,557	29,947	34,496	37,930	39,630

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

In addition, due to increased fluctuations in the exchange rate of the US dollar vis-a-vis the Israeli Shekel, we commenced acquiring derivative financial instruments. Gains or losses from such derivative financial instruments do not qualify for hedge accounting under ASC Topic 815, "Derivatives and Hedging" and are reflected in financing expenses, net. See also Note 1K and Note 19 to our consolidated financial statements appearing elsewhere in this report.

B.	LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily from cash generated from operations. In  2011, 2012 and 2013, we had $40.2 million, $34.4 million and $46.7 million in cash, marketable securities and deposit in escrow (long and short term) and $48.5 million, $44.1 million and $57.2 million in working capital, respectively. We hold our cash and cash equivalents in US dollars or the local currency of their location.

In 2013 we did not have any long term borrowings from banks; and in each of the years 2011 and 2012, our long term borrowings from banks amounted to $0.2 million. In 2011, 2012 and 2013, we also had $1.7 million, $0.5 million and $0.7 million respectively, available to us under existing lines of credit of which we have utilized $0.4 million in 2011 and $0.2 million in 2012.  In 2013, we have not utilized our lines of credit.

For a reference concerning our use of financial instruments for hedging purposes, please see Item 5.A – Operating Results under the captions "financing expenses (income), net" and "Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets."

We believe that our cash flow from operations, availability under our lines of credit and cash and marketable securities will be adequate to fund our capital expenditures, contractual commitments and other demands and commitments for the foreseeable future as well as for the long-term. We believe that cash flow generated from operations and cash available to us from our credit facilities will be sufficient to cover future expansion of our various businesses into new geographical markets or new products, as currently contemplated and as we describe herein. However, if existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek financing elsewhere by selling additional equity or debt securities or by obtaining additional credit facilities.

We had long-term liabilities in 2011, 2012 and 2013 of $6.9 million, $7.9 million and $9.6 million, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $4.7 million, $5.5 million and $6.6 million in 2011, 2012 and 2013 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

At the end of 2012, Argentina has promulgated certain foreign trade regulations, which, among other things, mandate the receipt of prior authorization for the payment of dividends to shareholders outside of Argentina, impose an additional 10% income tax on dividend payments, prohibit companies from buying foreign currency for savings, require formal authorization to import goods,  require formal authorization to pay the seller of the imported goods abroad, and require previous authorization for paying abroad to service providers.

As of November 16, 2009, our dividend policy provided for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. According the adopted dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of our Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due, all based on our needs as will be determined from time to time and subject to the provisions of the Israeli laws concerning lawful distribution of dividends. According to our dividend policy, we distributed NIS 78.8 million (approximately $21.8 million) on April 6, 2011 and NIS 96 million (approximately $25.8 million) on April 4, 2012.

On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year.

Following the revision of our dividend policy in 2012, we declared and paid the following quarterly dividends in 2012: on May 29, 2012, we declared a dividend in the amount of NIS 9.7 million or $2.5 million, which was paid on June 27, 2012, on August 14, 2012 we declared a dividend in the amount of NIS 20 million or $5.2 million, which was paid on October 10, 2012, and on November 18, 2012 we declared a dividend in the amount of NIS 9.7 million, or $2.6 million, which was paid on January 9, 2013; and we declared and paid the following quarterly dividends in 2013: on February 17, 2013, we declared a dividend in the amount of NIS 25.4 million or $7 million, which was paid on April 4, 2013, on May 13, 2013, we declared a dividend in the amount of NIS 10.5 million or $3 million, which was paid on July 11, 2013, on August 5, 2013, we declared a dividend in the amount of NIS 12.6 million or $3.6 million, which was paid on October 3, 2013, and on November 13, 2013, we declared a dividend in the amount of NIS 12.6 million or US$3.6 million, which was paid on January 8, 2014. In addition, on February 19, 2014 we declared a quarterly dividend in the amount of NIS 27.3 million or $8 million, which will be paid on April 10, 2014, with respect to the fourth quarter of 2013.

Until the date of this report, we have repurchased 2,507,314 of our shares.

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2013	2012	2011
	(In thousands)

Net cash provided by operating activities	$46,697	$32,215	$45,852
Net cash used in investing activities	(15,466)	(9,559)	(10,809)
Net cash used in financing activities	(17,547)	(27,341)	(44,715)
Effect of exchange rate changes on cash and cash equivalents	(1,440)	(1,132)	(1,732)
Net increase (decrease) in cash and cash equivalents	$12,244	$(5,817)	$(11,404)

Years ended December 31, 2013, December 31, 2012 and December 31, 2011

Net cash provided by operating activities

Our operating activities provided cash of $45.9 million in 2011, $32.2 million in 2012 and $46.7 million in 2013.

The increase of approximately $14.5 million in cash from operating activities in 2013 as opposed to 2012 was due primarily to:

- an increase in the operating income, excluding depreciation, amortization and impairment of goodwill  in an amount of approximately $9.5 million;
- a decrease in inventory in a total amount of approximately $5 million;
- a decrease in other current and non-current assets in a total amount pf approximately $2.2 million;
- an increase in other liabilities in a total amount of approximately $6.0 million;
- an increase in accounts payable in an amount of approximately $1.8 million;

as offset  by:

- an increase in deferred taxes in an amount of approximately $2.8 million; and
- a decrease in deferred revenues in the amount of $1.8 million.

The decrease of approximately $13.7 million in cash from operating activities in 2012 as opposed to 2011 was due primarily to:

-      a decrease in other current assets of approximately $4.6 million;
-      a decrease in deferred income tax of approximately $3.1 million,

as offset by:

-      a decrease in other current liabilities of approximately $10.7 million;
-      an increase in accounts receivable of approximately $3.9 million; and
-      a decrease in litigation obligation's adjustment in a total amount of approximately $7.4 million.

Net cash used in investing activities

Net cash used in investing activities in 2013 in an amount of approximately $15.5 million, includes mainly capital expenditures in the amount of $14.2 million and an investment in an associate company in the amount of $1.4 million.

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

Net cash used in financing activities

Net cash used in financing activities in 2013 in an amount of approximately $17.6 million consisted primarily of a cash dividend payment in an amount of $16.1 million and a cash dividend payment in an amount of approximately $1.3 million paid by our subsidiary to the non-controlling interest.

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

All of our research and development activities take place in Israel. Our Research and Design department is constantly working on upgrading the service infrastructure and improving our fleet management applications, including by introducing new services and uses of the system, while utilizing both internal development staff and outsourcing such activities to third parties, as well as developing new service platforms for cellular/GPS based devices.

Expenditures for research and development activities undertaken by us were approximately $2.4 million in 2013,  $2.1 million in 2012 and $1.9 million in 2011.

D.	TREND INFORMATION

Please see Item 4.A. – History and Development of the Company and Item 4.B. – Business Overview above for trend information.

E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have off-balance sheet arrangements (as such term is defined in Item E(2) of the Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2013:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases	9,960	2,145	2,654	2,081	3,080
Long-term loans	-	-	-	-	-
Purchase Obligations	2,579	2,579	-	-	-
Total	12,539	4,724	2,654	2,081	3,080

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	67	President and director
Yehuda Kahane	69	Director
Ze'ev Koren	68	Chairman of the Board of Directors and an independent director
Avner Kurz	60	Director
Amos Kurz	57	Director
Eyal Sheratzky	45	Co-Chief Executive Officer and Director
Nir Sheratzky	41	Co-Chief Executive Officer and Director
Gil Sheratzky	36	Director
Yoav Kahane(1)(2)	40	Director
Yigal Shani	69	Director
Israel Baron(1)(2)(3) +	60	External Director
Ami Saranga	50	Deputy Chief Executive Officer
Eli Kamer	47	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	48	General Counsel
Udi Mizrahi	42	VP Finance

External Director Nominee – Gidon Kotler, 73

Notes:
(1) Member of audit committee
(2) Member of compensation committee
(3) External director elected in accordance with the Israeli Companies Law
+Chairperson of all committees
* Recently appointed by the board, replacing Mr. Yigal Shani, who has resigned in order to allow compliance with the provisions of the Israeli Companies Law, which require that the board of directors shall include at least one female.

Izzy Sheratzky is a co-founder of our company and its President. He has previously served as the Chairman of our Board of Directors, which in our company constitutes both an officer and director positions, ever since our company was acquired from Tadiran in 1995. Until 2003, Mr. Sheratzky also served as our Chief Executive Officer. Mr. Sheratzky also serves as the Chairman of the Board of Directors of Moked (1973) Investigations Company Ltd., Moked Services, Information and Investments Ltd., and Moked Ituran. He also serves as a director in Tikal Document Collection Ltd. Mr. Sheratzky is the father of Eyal, Nir and Gil Sheratzky.

Yehuda Kahane is a co-founder of our company and has served on our board since 1995. Professor Kahane is an entrepreneur in both the academic and business arenas. He received the highest international insurance award for his lasting contribution to the theory, practice and education in insurance and risk management.  He founded and chairs the YKCenter for Rebooting and Prosperity. Professor Kahane is a Professor Emeritus from the Faculty of Management, Tel Aviv University where he headed the Institute for Business and the Environment. He taught at many business schools around the world, including the Wharton School, the University of Texas, the University of Toronto and the University of Florida, and has founded and served as the first Dean of the Israeli Academic School of Insurance. Professor Kahane chairs and is a major owner of Pango Parking and of Capital Point Ltd., and is active in the formation, seed investment and management of start-up companies and technological incubators, unrelated to our company. He is involved in a large number of not-for-profit enterprises dealing with a variety of aspects of the new Economy, with the association for the visually impaired people, and is a honorary member of the Israel-Brazil chamber of Commerce. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem. He specializes in insurance, risk management, environmental issues and technological forecasting. He is the father of Yoav Kahane.

Zeev Koren has served as a director of our company since 2006 and since 2011 serves as the Chairman of the Board of Directors of the Company. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in a senior capacity in companies in the fields of international forwarding and medical services. During the past six years he has also served as the general manager of a Provident Management Company. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

Avner Kurz has served as a director of our company since its acquisition from Tadiran in 1995. Mr. Kurz is the Chairman of the Board of Directors and a director of F.K. Generators & Equipment Ltd. Mr. Kurz also serves as a director in El-Ram, Moked Ituran, Totam Plus, Expandis and several other private companies abroad. Mr. Kurz is the brother of Amos Kurz.

Amos Kurz has served as a director of our company since its acquisition from Tadiran in 1995. Mr. Kurz also serves as the Chief Executive Officer and a director of F.K. Generators & Equipment. Mr. Kurz is the brother of Avner Kurz.

Eyal Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and as a Co-Chief Executive Officer since 2003. Prior to 2003, he served as an alternate Chief Executive Officer of our company in 2002 and as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA. Mr. Sheratzky is the son of Izzy Sheratzky and the brother of Nir and Gil Sheratzky.

Nir Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and as a Co-Chief Executive Officer since 2003. Prior to 2003, Mr. Sheratzky served as an alternate Chief Executive Officer of our company from 1995 to 2003. Mr. Sheratzky is also a director in Moked Ituran. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky and the brother of Eyal and Gil Sheratzky.

Gil Sheratzky has served as a director of our company and as our advertising officer since 2003. Since January 23, 2007, he has also served as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd. Prior to such date, he worked in our control center during the years 2000 and 2001, and during the years 2001 and 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA Mr. Sheratzky is the son of Izzy Sheratzky and the brother of Eyal and Nir Sheratzky.

Yoav Kahane has served as director of our company since 1998. Since 2006, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. In addition, Mr. Kahane is serving as the Chief Executive Officer of Spot-On Therapeutics Ltd., a startup company that develops a medical device for the treatment of dizziness. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.

Yigal Shani has served as a director of our company since its acquisition from Tadiran in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998), Ltd., which provides insurance services to our company.

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board's committees. Mr. Baron serves as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel.

Ami Saranga has been serving as the Deputy Chief Executive Officer of our company since 2011. Prior to that Mr. Saranga served as our VP Marketing since 2008. Prior to 2008, Mr. Saranga managed the SME division of Pelephone Communications Ltd., one of Israel's largest telecommunication network operators. Mr. Saranga holds a BA degree in Business Administration from Ruppin Academic Center, Israel.

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

Gidon Kotler is an external director nominee of our company.  His nomination shall be voted upon on April 30, 2014. Mr. Kotler has been serving as the assets manager of Strauss-Group Ltd., one of Israel's largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center's management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010.

Our articles of association provide for staggered three-year terms for all of our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Nir Sheratzky, Avner Kurz and Yehuda Kahane (class B), who were re-elected on December 13, 2011; Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 6, 2012; and Eyal Sheratzky, Amos Kurz, Yigal Shani and Yoav Kahane (class A), who were re-elected on December 26, 2013. This classification of the board of directors may delay or prevent a change of control of our company.

Mr. Israel Baron and Dr. Orna Ophir were re-elected to serve as external directors for a three-year term as required under the Israeli Companies Law on December 13, 2011. Dr. Ophir passed away in January 2014.  On April 30, 2014, we are expected to hold an extraordinary shareholders meeting to appoint Mr. Gidon Kotler as our new external director. In addition, the Company intends to appoint to its board of directors prior to this meeting a female who is not a controlling person or its relative (as such term is defined in the Israeli Companies Law), in order to comply with the provision of the Israeli Companies Law, which provide that if, at the time of the election of the external director, all directors who are not controlling persons or their relatives are of the same gender, then the elected external director must be of the other gender.

Shareholders Agreement and Articles of Association of Moked Ituran Ltd..

On May 18, 1998, a shareholders agreement was entered into between Moked Ituran Ltd. and each of its shareholders, Moked Services, Information, Management and Investments Ltd. (38%), F.K. Generators and Equipment Ltd. (26%), Yehuda Kahane Ltd. (26%), Gideon Ezra, Ltd. (2.5%), T.S.D. Holdings Ltd. (3.75%) and G.N.S. Holdings Ltd. (3.75%). On May 18, 1998, Moked’s articles of association were amended to incorporate some of the provisions of the shareholders agreement as well as other provisions governing the relationship of its shareholders. The Moked articles were amended again on September 6, 2005 to correspond to an amendment to the shareholders agreement that was entered into on such date.

Gideon Ezra, Ltd. is a company wholly owned by Mr. Doron Ezra. Moked Services, Information, Management and Investments is a company owned by A. Sheratzky Holdings Ltd. (a company controlled by Izzy Sheratzky, 93%, and in which each of Eyal Sheratzky and Nir Sheratzky, Co-CEO's of Ituran and directors, holds 3.5%). F.K. Generators and Equipment is a company controlled by Perfect Quality Trading Ltd. (51%), a company owned by Avner Kurz, Amos Kurz and Uri Kurz in equal parts. Yehuda Kahane Ltd. is a company owned by Professor Kahane and Rivka Kahane. T.S.D. Holdings is a company controlled by Efraim Sheratzky. G.N.S. Holdings is a company controlled by Yigal Shani.

The shareholders agreement (as amended) and Moked’s amended articles of association provide as follows:

■	Prior to the time a shareholders meeting of our company takes place, a separate meeting of the shareholders of Moked will be convened.

■	At the Moked shareholders meeting, all matters included in our meeting’s agenda will be discussed and voted on.

■
The required quorum in the Moked meeting will be any number of shareholders actually present. The resolutions will be adopted by a majority of the votes present and voting, based on the relative shareholdings in Moked, with the exception of Moked Services, Information, Management and Investments, which is entitled to 41.5% of the voting rights, thereby decreasing the voting rights of F.K. Generators and Equipment to 22.5% on the vote of any matter other than issues in which Izzy Sheratzky has a direct or indirect interest.

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

■
Upon the expiration of the term of office of our class A directors, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), Yehuda Kahane Ltd., provided it holds at least 20% of the voting rights, F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, and Yigal Shani or G.N.S. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class A. Upon the expiration of the term of office of our class B directors, each of Moked Services, Information and Investment, provided it holds at least 40% of the voting rights (together with the 3.5% of the voting rights held by F.K. Generators and Equipment), and Yehuda Kahane, provided it holds at least 20% of the voting rights, and F.K. Generators and Equipment, provided it holds at least 20% of the voting rights, shall be entitled to require Moked to appoint one director to class B. Upon the expiration of the term of office of our class C directors, (i) Moked Services, Information and Investment, provided it holds at least 36.5% of the voting rights shall be entitled to require Moked to appoint two directors and (ii) Efraim Sheratzky or T.S.D. Holdings, provided either of them holds at least 3.5% of the voting rights, shall be entitled to require Moked to appoint one director to class C.

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

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2013 was approximately $195,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item  6.C - Board Practices  under the caption "External directors" below. Our audit committee and board of directors approved compensation  for Mr. Ze'ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000 . In 2013, we paid the sum of NIS 357,000 (approximately $99,000) to our external directors, NIS 200,000 (approximately $55,000) to Mr. Ze'ev Koren, and NIS 146,000 (approximately $40,000) to Mr. Yoav Kahane.

We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate cost to the Company of the compensation paid to our Co-Chief Executive Officers in 2013 was $1,542,000. Our four highest paid officers in 2013, other than our Co-Chief Executive Officers, were our active President, who was paid $2,198,000 in 2013, and our Vice President Systems Operation, Deputy Chief Executive Officer and VP Engineering, who were paid $287,000, $265,000 and $256,000, respectively. The aggregate compensation paid to all Ituran officers as a group during 2013 was approximately $6,109,000. In 2013 we paid an aggregate amount of $285,000 to three directors who either provided us with services or were employed by us as officers. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

During 2013, we set aside $319,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2013, Messrs. Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky provided their services as President and Co-Chief Executive Officers, respectively, as independent contractors pursuant to services agreements, which were approved by our shareholders meeting in May 2011, between us and A. Sheratzky Holdings Ltd., a company controlled by Izzy Sheratzky. In addition, during 2013, Mr. Gil Sheratzky provided his services as the Chief Executive Officer of one of our subsidiaries, E-Com Global Electronic Commerce Ltd., pursuant to an employment agreement approved by our shareholders meeting in May 2011. See Item 7.B. – Related Parties Transactions under the caption “Transactions with our directors and principal officers” below.

Pursuant to the above agreements, the compensation paid to Mr. Izzy Sheratzky in 2013 included a bonus in an amount equal to 5% of our profits before tax (including the share of affiliated companies net), on a consolidated basis, based on our audited consolidated financial statements for the relevant year; the compensation paid to each of our Co-Chief Executive Officers, Eyal Sheratzky and Nir Sheratzky, in 2013 included a bonus in an amount equal to 1% of our profits before tax (including the share of affiliated companies net), on a consolidated basis, based on our audited consolidated financial statements for the relevant year; and the compensation paid to Gil Sheratzky by our subsidiary E-Com Global Electronic Commerce Ltd. included a bonus in an amount equal to 2% of the annual increase in this company’s profits before tax (up to a maximum amount of 1% of this company’s profits before tax), based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

In January 2014, our shareholders meeting approved new terms of service for Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky, which terms correspond to our recently approved compensation policy as described below. For further details concerning such terms of service, please see Item 7.B – Related Parties Transactions under the caption "Transactions with our directors and principal officers."

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee.  In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2013, we paid a total of $721,000 to our officers and employees pursuant to the above bonus schemes.

Our compensation policy for office holders

In December 2012, amendment no. 20 to the Israeli Companies Law  became effective. Among other things, this amendment requires Israeli public companies to set forth their policy regarding their office holders' terms of office, including fixed compensation, target-based incentives, equity awards, severance and other benefits. The amendments also sets forth the considerations that should be applied when devising a compensation policy for office holders.

The term “office holder” is defined in the Israeli Companies Law, to mean the chief executive officer, chief business officer, deputy chief executive officer, vice chief executive officer, any other person fulfilling such position even if his title is different, as well as a director or a manager directly subordinate to the chief executive officer.

The compensation policy must be approved every three years by the board of directors, after considering the recommendations of the compensation committee; and generally requires the approval of the company’s general meeting of shareholders by a special majority of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the policy; or, alternatively, that  the non-controlling shareholders and shareholders who do not have a personal interest in the matter who are present and vote against the policy hold two percent or less of the voting power of the company.

The compensation policy does not intend to amend any officer's existing terms of office; nor to bestow any officer with a right to receive the compensation, or any element thereof set forth therein. However, generally, once the compensation policy is approved, all future terms of service of office holders should conform to its provisions. The specific terms of office of each officer shall be separately determined in accordance with the relevant provisions of the Israeli Companies Law and the regulations promulgated thereunder.

Our general shareholders meeting approved our compensation policy for office holders on October 31, 2013. The policy applies to office holders of the Company (see definition above), who serve as  the Company's President, Chief Executive Officer(s) and other executives who are deemed office holders of the Company, as well as office holders of the Company's Israeli wholly owned subsidiaries, provided they report to the chief executive officer. The policy also applies to directors of the Company.

Our compensation policy for office holders was formulated in view of our belief that our business success is the result of the excellence of our human resources and their devotion to the achievement of our company's goals. Therefore, it is aimed at offering our officers with a competitive compensation package that will align their incentives with those of our company and our shareholders, and at motivating them to achieve the goals of our company, while avoiding undue pressure to take excessive risks. Among other factors, our compensation committee and board of directors have considered, as required by amendment no. 20 to the Israeli Companies Law and as reflected in the policy: (a) the advancement of the company's goals, its business plan and its policy with a long-term view; (b) the creation of appropriate incentives for office holders, considering the company's risk management policy; (c) the size of the company and the nature of its business; (d) with respect to variable components of the terms of office – the contribution of the office holders to the achievement of the company's goals and to the maximization of its profits, with a long-term view and in accordance with the position of the office holder.

The compensation policy incorporates all matters required to be included in a compensation policy as mandated by amendment 20 to the Israeli Companies Law, including (without limitation): (a) the requirement to consider the office holders' education, skills, professional experience, expertise, position and past compensation agreements; (b) consideration of the ratios between overall compensation of the officers and the average and median salary of the other employees of the Company; (c) the board's right to reduce variable compensation; (d) the determination of a maximum period for advanced and transition periods upon termination of services; (e) basing variable components of compensation on key performance indicators and on measurable criteria; (f) determining the ratio between fixed and variable components of compensation and setting forth caps on the amount of variable compensation payable; and (g) a claw-back provision with respect to restatements of financial statements. For further details, see our full compensation policy for office holders, which is filed herewith as Exhibit 4.24 under Item 19 – Exhibits.

C.	BOARD PRACTICES

Board of Directors

Pursuant to our articles of association as presently in effect, our board of directors generally consists of twelve directors, including at least  three independent directors in accordance with the listing rules of Nasdaq concerning the composition of audit committees,  of whom two directors are external directors as required by Israeli law. Due to the passing of Dr. Orna Ophir in January of 2014, our board currently consists of 11 directors, however, we are scheduled to hold an extraordinary shareholders meeting on April 30, 2014 to appoint an additional external director. Assuming Mr. Kotler is appointed as an external director at such meeting, our independent directors, as such term is defined under the Nasdaq listing rules, shall be Mr. Baron, Mr. Kotler, Mr. Koren, Mr. Yoav Kahane and Ms. Tal Sheratzki-Yaffo, Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected, and may in certain circumstances be removed, by the majority of our shareholders. However, see Item 6.A – Directors and Senior Management for a description of our staggered board and the shareholders agreement and articles of association of Moked Ituran Ltd.  Our board of directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire.

Pursuant to the Israeli Companies Law, our chairman convenes and presides over the meetings of the board. In addition, any two directors may convene a meeting of the board of directors, as well as a director who becomes aware of a company's matter that allegedly involves a breach of the law or an improper business conduct. A quorum consists of a majority of the members of the board, and decisions are taken by a vote of the majority of the members present. Our articles of association provide that such quorum will in no event be less than two directors.

We are incorporated in Israel and are therefore subject to the provisions of the Israeli Companies Law, including certain corporate governance provisions. Our ordinary shares are listed on the Nasdaq Global Select Market and on the Tel Aviv Stock Exchange, and we are therefore subject to certain provisions of the Israeli securities laws, the U.S. securities Law and the Nasdaq listing rules. See also Item 16.G. – Corporate Governance below for additional information concerning our compliance with the Nasdaq listing rules and exemptions therefrom.

External directors

Under Israeli law, the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

■
such majority includes at least the majority of the shares held by all non-controlling shareholders or those having personal interest in the nomination, except personal interest which is not resulting from connections with controlling shareholders, present and voting at such meeting; or

■
the total number of shares voted against the election of the external director and held by shareholders other than controlling shareholders or those having personal interest in the nomination, except personal interest which is not resulting from connections with controlling shareholders, must not exceed 2% of the shares whose holders are entitled to vote at any meeting of shareholders.

External directors are generally elected to serve an initial term of three years and may be re-elected to serve in that capacity for two additional three-year terms; however, companies whose securities are listed on recognized foreign exchanges, such as Nasdaq, may extend the service terms of their external directors for additional three – year terms, subject to the approval of the audit committee and the board of directors that such extension is for the benefit of the company in view of the directors’ expertise and special contribution to the operations of the board and its committees (see the Israeli Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000). The appointment of an external director for an additional term may be brought for the approval of the shareholders either by the board of directors or by a shareholder that holds at least 1% of the company’s voting rights, provided that the nominee is not a related or competing shareholder (as defined below) or a relative thereof, at the time of the appointment, and does not have an affinity to such shareholder (as defined below) at the time of the appointment or the two years preceding such appointment.   The term "related or competing shareholder" means the shareholder who proposed the appointment or a 5% shareholder of the company if, at the time of the appointment, his controlling person or a company controlled by either of them, has business relations with the company, or if he, his controlling person or a company controlled by either of them are competitors of the company. The term "affinity" means the on-going existence of work relationship, business or professional relationship or control and the service as an officer.

External directors may generally be removed from office by the same majority of shareholders required for their election or by a court, in each case, only under limited circumstances, including if they cease to meet the statutory qualification for their appointment or violate the duty of loyalty to the company.

If at the time of the appointment of an external director, all directors who are not controlling persons or their relatives are of the same gender, then the elected external director must be of the other gender.

Each committee of the board of directors that is vested with an authority of the board must include at least one external director, except that the audit committee and compensation committee must include all external directors then serving on the board of directors. The Israeli Companies Law prohibits external directors from receiving, directly or indirectly, any compensation other than for services as an external director pursuant to the provisions and limitations set forth in the applicable regulations promulgated under the Israeli Companies Law.

Israeli law provides that a person is not qualified to serve as an external director if he is a relative (as defined in the Israeli Companies Law) of the company's controlling person, or if, at the time of his/her appointment and/or at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person’s control, has or has had an affinity (as defined above)  to the company, its controlling person or its relative or to any entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by its controlling person. In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director; and, a person already serving as a director of one company may not be appointed as an external director of the company if at that time a director of the company is serving as an external director of the first company. In addition, a company, controlling shareholder and any other entity controlled by the controlling shareholder may not grant to such external director, its spouse or child, any benefits, directly or indirectly, and the external director, its spouse or child may not be appointed to serve in any position, may not be employed by and may not, directly or indirectly, render any professional services to the company, such controlling shareholder or any other entity controlled by the controlling shareholder, during the first two years following such external director’s termination of tenure of office, and with respect to a relative who is not the external director’s spouse or child – during the first year following such termination.

Mr. Israel Baron is now serving his fourth term as an external director of the Company, and his current term of service shall expire in January 2015. Dr. Orna Ophir has also served its fourth term as an external director of the Company but has passed away in January 2014. We are expected to hold an extraordinary shareholders meeting on April 30, 2014 for the appointment of Mr. Gidon Kotler as our new external director.

Audit committee

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must comprise of at least three directors, including all of the external directors and the chairman of the audit committee must be an external director. In addition, the majority of the members of the audit committee must be independent directors. Under the Israeli Companies Law, a director is considered "independent" if he/she is an external director or if he/she meets the qualifications of an external director, has not served as a director of the company for over 9 consecutive years, and has been classified as such. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of such person. All audit committee decisions must be approved by a majority of the committee members of which the majority of members present are independent directors. Furthermore, a person who is not eligible to serve on the audit committee is restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that the company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions of such present is requested by the audit committee.

Our audit committee must also meet the requirements of the Nasdaq listing rules concerning audit committees.

Our board of directors has formed an audit committee that is empowered, among other things, to exercise the powers of the board of directors concerning our accounting, reporting and financial control practices. Our audit committee operates in accordance with a charter, which complies with the provisions of the Israeli Companies Law and the Nasdaq listing rules. The members of the audit committee are currently Messrs. Israel Baron and Yoav Kahane, both of whom are independent as required of members of the audit committee under the Nasdaq listing rules. Due to the passing of Dr. Orna Ophir in January of 2014, we currently do not comply with the audit committee composition requirements of the Israeli Companies Law and of the Nasdaq listing rules; however, Nasdaq has granted us a cure period to comply with its requirement. Assuming Mr. Kotler is appointed as an external director at our extraordinary shareholders meeting, which is scheduled to take place on April 30, 2014, he will also serve on our audit committee; and upon such appointment, our audit committee shall again comply with the requirements of the Israeli Companies Law and the Nasdaq listing rules as they relate to audit committees (prior to the lapse of the cure period provided by Nasdaq).  Our board of directors has determined that Mr. Israel Baron possesses financial sophistication as required by Rule 5605(c)(2) under the Nasdaq listing rules, and that both Mr. Baron and Mr. Kotler possess accounting and financial expertise as defined by Israeli regulations.

Pursuant to the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010, a reporting entity, except for a reporting entity that is subject to Chapter E(3) of the Israeli Securities Act, is required to establish a committee of the board of directors for the examination of financial statements. Since we are a reporting entity under Chapter E(3), we are not obliged to constitute a committee for the examination of financial statements; and therefore, commencing with the financial statements for the first quarter of 2013, we ceased holding meetings of the examination of financial statements committee; and instead, our audit committee shall consider the financial statements prior to their approval by the board.

Compensation committee

The Israeli Companies Law mandates the appointment of a compensation committee comprising of at least three directors. The compensation committee must include all of the external directors, who shall constitute the majority of the members thereof, and its remaining members shall be directors whose terms of service comply with the provisions promulgated concerning the remuneration of external directors. The chairman of the committee must be an external director. Due to the passing of Dr. Orna Ophir in January 2014, we currently do not meet the requirements of the Israeli Companies Law in this respect. We intend to appoint the new external director, expected to be elected on April 30, 2014, to serve on our compensation committee. Upon such appointment, our compensation committee shall include three members, all of whom are independent directors as defined by the Nasdaq listing rules, and all of whom meet the composition requirements under the Israeli Companies Law.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholders approval.

Furthermore, our compensation committee oversees, on behalf of the Board, the management of Ituran's compensation and other human resources-related issues and otherwise carries out on behalf of the Board its responsibilities relating to these issues. The committee is responsible for establishing annual and long-term performance goals and objectives for our executive officers. In addition, as required under the Nasdaq listing rules, our compensation committee is responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other adviser retained by the committee; and may retain such advice only after taking into account the considerations set forth in the Nasdaq listing rules in this respect. Our compensation committee operates in accordance with a charter, which complies with the provisions of the Israeli Companies Law and the Nasdaq listing rules.

The members of our compensation committee are currently Israel Baron and Yoav Kahane.

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

D.	EMPLOYEES

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2013	2012	2011
By area of activity:
Control Center	361	346	351
Research and Development	33	27	33
Sales and Marketing	110	96	83
Technical support and IT	254	234	242
Finance, Administration and Management	216	217	198
Private enforcement and operations	356	353	318
Manufacturing	62	47	52
Total	1,392	1,320	1,277

By geographic location (out of total):
Israel	628	599	588
Brazil	550	519	483
Argentina	183	171	175
United States	31	31	31
Total	1,392	1,320	1,277

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

Argentina

Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause. Argentine employers are also required to contribute for the following items: (a) Pension funds 21% (b) health insurance for employees 6% (c) occupational accident insurance 2.59%; and (d) Retirement fund insurance 3.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them.

United States

We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

E.	SHARE OWNERSHIP

The following sets forth, as of March 31, 2014 the share ownership of our directors and executive officers listed in Item 6.B above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership(3)

Izzy Sheratzky(4)	5,577,747	26.6
Professor Yehuda Kahane (5)	1,647,021	7.8
Zeev Koren	-	-
Avner Kurz (6)	1,445,205	6. 9
Amos Kurz (7)	1,445,205	6. 9
Yigal Shani (8)	318,010	1.5
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Israel Baron	-	-
Ami Saranga	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	-	-

(1)	This table includes only current directors and officers that beneficially hold our shares.
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

(3)	Amounts in this column are based on 23,475,431 ordinary shares outstanding as of March 31, 2014, less 2,507,314 treasury shares held by us.
(4)
Shares beneficially owned include: (a) 69,430 shares directly owned by Mr. Sheratzky and an entity wholly owned by him; (b) 5,506,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky is deemed to beneficially owns due to his shared voting and investment power over such shares in accordance with that certain shareholders agreement, dated May 18, 1998, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.A. –Directors and Senior Management under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” above; (c) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

(5)
Shares beneficially owned include: (a) 66,264 shares directly owned by Professor Kahane jointly with his wife, Rivka Kahane; (b) 148,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

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

(8)
Shares beneficially owned include: (a) 43,500 shares directly owned by Yigal Shani, (b) 68,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,510 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G.N.S. Holdings, the holder of 3.75% of Moked’s shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of March 30, 2014, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

Please also see Item 6.E above.

There are no shares underlying options or warrants held by such persons

The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)	5,506,952	26.2
All directors and executive officers as a group(2).	5,917,859	28.2
Vulcan Value Partners(3)	2,121,656	10.1
Psagot Investments House Ltd.(4)	1,452,465	5.04
Treasury shares	2,507,314	-

(1) Moked’s articles of association provides that each of Moked’s shareholders shall have the right to direct Moked to dispose of such number of our shares corresponding to his or her relative shareholdings in Moked. In addition, ownership of all shares held by Moked are attributed to Mr. Izzy Sheratzky by virtue of his holdings in Moked. Please see Item 6.E above for the ownership of our shares attributed to Moked's shareholders. For further information please see Item 6.A – Directors and Senior Management under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” above.
(2) Includes shares held by Moked Ituran Ltd., which ownership are attributed to some of these directors and executive officers. See Item 6E. above.
(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC ("Vulcan") on February 10, 2014. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's securities that are the subject of Form 13G. As of January 31, 2014, Vulcan Value Partners Small Cap Fund, an investment company advised by Vulcan, owned 5.8% of the outstanding shares of the Company.
(4) The information presented herein is based on Form 13G filed by Psagot Investments House Ltd. ("Psagot") on February 19, 2014. According to the information presented on such Form 13G, the shares are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Funds. Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Funds is a wholly owned subsidiary of Psagot. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by Psagot on February 19, 2014.

As of January31, 2014, we had a total of 3* shareholders of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* Includes the Depository Trust Company.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked . We pay an annual aggregate amount of NIS 1,093,000 or $303,000, for our basic insurance policies and NIS 697,000, or $193,000 for our directors’ and officers’ insurance policy. Tzivtit Insurance Agency is entitled to commissions in an aggregate amount of NIS 288,000 or $80,000 which is paid by the insurance company on account of these policies.

We have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers. Our general meeting of shareholders approved on January 28, 2014 an amendment to these indemnification agreements and the grant thereof to office holders, including controlling persons and their relatives, who serve at our company and its subsidiaries from time to time. For the full indemnification agreements as so approved, please see Exhibit 4.19 under Item 19 – Exhibits.

Our general meeting of shareholders has also approved on January 28, 2014 the procurement from time to time of directors' and officers' insurance policies covering the liability of office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time, under the following terms: (a) the principal terms of the D&O insurance policies shall not materially deviate from the terms of our current directors' and officers' insurance policy; or (b) to the extent that the Company shall desire to procure a D&O insurance policy, which a material term thereof adversely deviates ( from our company's point of view) from the terms of the current policy, then our company's board of the directors shall confirm that, notwithstanding such deviation, our procurement of such policy is compatible with market terms and does not materially affect our profitability, assets or liabilities.

During the last several years, our President and Co-Chief Executive Officers were compensated for their services through services agreements with A. Sheratzky Holdings, a company controlled by Mr. Izzy Sheratzky, which were entered into during 2003 and 2002, respectively, as amended.

Under his 2003 service agreement, as amended, Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides full-time services to our company under the same terms of his previous employment as Chief Executive Officer and also act as Chairman of our Board of Directors. The agreement further provided that (a)A. Sheratzky Holdings will receive compensation equal to NIS 63,250, or approximately $18,200, per month, adjusted for inflation, and linked to the Israeli CPI since 2003, plus reimbursement of certain business expenses; and (b) Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement was automatically renewable for successive two-year periods and either party had the right to notify the other of its intention to terminate the agreement by providing a 180-day prior written notice. Whereas the term of this agreement exceeded three years, then in 2011 (as required under an amendments to the Companies Law), our audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky for a three year period until May 11, 2014. Whereas under Israeli laws, a chairman of the board who is related to a chief executive officer of a company cannot continue to act in such capacity without shareholders' approval with a special majority as determined under Israeli laws and such majority was not obtained, Mr. Sheratzky ceased to act as chairman of our board, but nonetheless, Mr. Sheratzky was appointed by our board to serve as president of our company and in such capacity he continued to provide the services as determined by the agreement.

Under our 2002 agreements with our Co-Chief Executive Officers, as amended, A. Sheratzky Holdings has provided us management services through Eyal Sheratzky and Nir Sheratzky in consideration for monthly payments in the amount of NIS 48,892 and NIS 49,307, or $14,100 and $14,200, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. Since January 2004, our Co-Chief Executive Officers were also entitled to an annual bonus in an amount equal to 1% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus was paid. Whereas the term of these agreements exceeded three years, then in 2011 (as required under an amendments to the Companies Law), our audit committee, board of directors and shareholders have ratified and approved the agreements with A. Sheratzky (including a third addendum thereto that clarifies the nature of their role and services) for a three year period until May 11, 2014.

The aggregate amounts paid to A. Sheratzky Holdings in 2011, 2012 and 2013 were approximately $3,254,000, $2,691,000 and $3,470,000, respectively (all numbers include value added tax).

On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. entered into an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as the CEO of that company in consideration for monthly payments in the amount of NIS 25,000 or $7,200, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky reported to our CEO. Gil Sheratzky was also entitled to a bonus in an amount equal to 2% of the annual increase in E-Com's profits before tax (up to a maximum amount of 1% of its profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007. The aggregate amounts paid to Mr. Gil Sheratzky in 2011, 2012 and 2013 were approximately $203,000, $196,000 and $145,000, respectively. Whereas the term of this agreement exceeded three years, the in 2011 (as required under an amendment to the Companies Law), our audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky for a three year period until May 11, 2014.

The new service agreements

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into new service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $64,800)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company.

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $50,400)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company.

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $50,400)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company.

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $36,000)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months' advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com' and/or company's secrets or competition with E-Com and/or the company.

Each of the above agreements also provides that the executives may request to provide their services to the company as an employee, and not through a service provider, and in such event, the they shall execute an employment agreement with the company, in lieu of the above service agreements, which shall also set forth the provisions of social security and other benefits that the company usually grants its senior executive officers (which may not deviate from the provisions of the Compensation Policy in this respect). In any event, it was agreed that the nature of the agreement pursuant to which the services are provided shall not affect the cost to us of the provision of the services as set forth in the service agreements.

The terms of the Cash Incentives applicable to each of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders"), as set forth in their agreements referred to above (the "Agreements"), are as follows:

•
"Target-based Cash Incentives"means a cash incentive awarded to the Executive Office Holders for the company's achievement of the following Profit-Before-Tax targets in each calendar year following the effective date of the above agreements, in which the Minimum Threshold (as defined below) has been achieved:

Company's Profit-Before-Tax Targets (in USD thousands)	Level of Incentive - As a Percentage of the Executive Office Holder's Annual Cost of Pay
24,001 - 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

"Minimum Threshold" means, with respect to a particular calendar year, a minimum Company's Return on Equity (as defined below) of 15%, and a minimum company's Profit Before Tax of USD 24 million.

"Return on Equity" means,  with respect to a particular calendar year, the ratio between the net income for such year and the average of the shareholders' equity at the beginning of such calendar year and at the end of each calendar quarter of such year; calculated in accordance with the company's audited or reviewed consolidated financial statements for such year, as the case may be, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

"Profit-Before-Tax" means, with respect to a particular calendar year, the company's profit before tax for such year in accordance with the company's audited consolidated financial statements for such year, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

"Executive Officers" means Office Holders of the Company ("Nosei Misra", as such term is defined in the Companies Law) who serve as the company's President, Co-CEOs and other executives who are deemed Office Holders of the company, as well as Office Holders of the company's Israeli wholly owned subsidiaries, provided they report to the CEO.

"Cost of Pay" means, with respect to independent contractors – their invoice amount plus company car and related expenses; and with respect to employees - their base pay (i.e. fixed gross amount payable to the employee in return for his services, excluding expenses, benefits and bonuses) plus 40% thereof.

•
Target-based Cash Incentives shall become payable upon the lapse of 30 days from the date of publication of the company's audited annual financial statements (the "Entitlement Date"); and such cash incentive shall be paid on such date. However, if an Executive Office Holder's Target-based Cash Incentives exceed an amount equal to 100% of such Executive Office Holder's annual Cost of Pay (the "100% Threshold"), then 20% of the amount by which the Target-based Cash Incentives exceed the 100% Threshold (the "Deferred Portion") shall not be paid on their Entitlement Date, but rather shall be deferred and paid in two equal installments on the first and second anniversary of the Entitlement Date, provided that the Minimum Threshold was achieved during the first calendar year (for the first installment) and during the second calendar year (for the second installment) following the Entitlement Date, respectively. The Deferred Portion shall be linked to the consumer price index known on the Entitlement Date.

•
The company may pay to the Executive Office Holders advances on account of expected Target-based Cash Incentives, based on the company's reviewed financial statements, prior to the Entitlement Date; provided that if on the Entitlement Date, it turns out that such advances exceed the Target-based Cash Incentives to which the Executive Office Holders are entitled, then the excess amounts shall be returned to the Company or shall be deducted from the payment of the remainder Target-based Cash Incentives on the Entitlement Date, as the case may be.

•
"Excess Return Cash Incentives"means a cash grant based on the company's Stock Yield as compared to the TA 100 Index's Yield, as set forth below.  In the event that the company shall de-list from the Tel-Aviv Stock Exchange, then the company's board of directors and compensation committee shall select a comparable NASDAQ index for the purpose of this Excess Return Cash Incentive and the provisions hereof shall apply with respect thereto mutatis mutandis.

"Company's Stock Yield" means the percentage of increase or decrease of the company’s stock price on the Tel-Aviv Stock Exchange over an Examined Period (as defined below), as adjusted for dividend distribution, calculated based on the average adjusted closing price of the company's shares on the Tel-Aviv Stock Exchange during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

"TA 100 Index's Yield" means the percentage of increase or decrease of the TA 100 Index over an Examined Period, calculated based on the average TA 100 Index closing quotes during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

At the end of each calendar year, the company shall examine the Company's Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an "Examined Period"), as compared to the TA 100 Index's Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the TA 100 Index's Yield for such period, each of the Executive Office Holders shall receive an amount equal to 50% of his monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded.

The Excess Return Cash Incentive for each year shall not exceed an amount equal to the Executive Officer Holder's annual Cost of Pay.

•
In the event that an Agreement is terminated during a calendar year, the company's compensation committee and board of directors shall determine the relative amounts out of the Target-based Cash Incentives and/or Excess Return Cash Incentives to which the relevant Executive Office Holder is entitled for the portion of the year during which the Agreement was in force; and these amounts shall be paid within 30 days after the termination of service/employment, as the case may be.

•
On the date of determination of each Executive Office Holder's entitlement for a Target-based Cash Incentive for a particular year, the company's compensation committee shall examine whether the total amount of grants to which Executive Officers are entitled with respect to such calendar year and which constitute variable components of their terms of services (the "Total Amount of Grants to Executive Officers"), exceed an amount equal to 10% of the Company's EBITDA for such year (the "EBITDA's Threshold"), as calculated in accordance with data extracted from the company's audited consolidated annual financial statements, after taking into account the Executive Officers' fixed compensation but excluding their variable compensation. In such event, the amount by which the Total Amount of Grants to Executive Officers exceeds the EBITDA's Threshold shall be referred to as the "Excess Amount".

•
In the event that the Total Amount of Grants to Executive Officers exceeds the EBITDA's Threshold, then the Target-based Cash Incentive and the Excess Return Cash Incentive to which an Executive Office Holder is entitled (together, the "Grants") shall be reduced by an amount equal to the Executive Office Holder's Rate of Grants (as defined below) out of the Excess Amount. The term "Executive Office Holder's Rate of Grants" means, with respect to a particular Executive Office Holder, the percentage which such Executive Office Holder's Grants constitute out of the Total Amount of Grants to Executive Officers.

•
The company's board of directors shall have the right, under special circumstances at its discretion, to reduce the amount of Grants to which the Executive Office Holders are entitled, upon a 60 days prior notice.

•
The Executive Officer Holders shall be required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated in the company's financial statements published during the three year period following publication of the erroneous financial statements; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned within 60 days from the date of publication of the restated financial statements, net of taxes that were withheld thereon. If the Executive Office Holder has a right to reclaim such tax payments with respect to Grants which were paid in excess, from the relevant tax authorities, then the Executive Office Holder shall reasonably act to reclaim such amounts from the tax authorities and upon their receipt, shall remit them to the company.

For the full service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.17-4.20 attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $4,300, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice.  The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2012 and 2013 were approximately $56,000 and $59,000, respectively.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Mr. Avner Kurz as a consultant to Ituran Sistemas de Monitoramento Ltda, a Brazilian subsidiary of our company, in accordance with an agreement dated February 23, 2012. Pursuant to the terms of this agreement, Mr. Kurz provides consultation services to the Brazilian subsidiary as an independent contractor, including services concerning: general strategy of the subsidiary, developing connections with the private market, infrastructure development and in any other area as is required from time to time. In addition, he is in direct contact with the chief executive officer of the subsidiary and its office holders, reports directly to the Company's president and advises him regarding the aforementioned; Mr. Kurz undertook to stay at least eight times per year in Brazil at the subsidiary's offices and to invest no less than twenty monthly hours in providing the services; the term of the agreement automatically renews every two years, although each party may terminate it with a 180 days prior notice; and in consideration for the services described above, the Brazilian subsidiary pays Mr. Kurz a monthly amount of USD 8,000, against the receipt of a tax invoice; and Mr. Kurz is entitled to receive a cellular phone and reimbursement of related expenses from the Company, payable against receipts  The aggregate amounts paid to Mr Kurz by virtue of this agreement for each of the years 2012 and 2013 were approximately $99,771  and $81,105, respectively

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2012 and 2013, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from ERM in the sum of approximately NIS 21.7 million (or approximately $5.6 million) and NIS 37.4 million (or $10.4 million), respectively.  Ituran and E-Com Global Electronic Commerce Ltd. (our wholly owned subsidiary) acquired a license in 2007 from our subsidiary, Mapa, to use Mapa’s GISrael-Navigator database in order to incorporate such database in our navigation based products. In 2012 and 2013, we paid the aggregate sum of approximately $224,000 and $293,000 respectively, for the use of such license.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Material Legal Proceedings

We were involved in litigation with Leonardo L.P., a US-based hedge fund, arising out of a financial transaction entered into between us and Leonardo in February 2000 as described in our annual report for the year 2011. On June 13, 2011, the district court in its decision accepted one of Leonardo's claims and ordered us to pay the sum of approximately US$9.6 million, to be paid in accordance with the exchange rate in NIS at the date of the occurrence of the "triggering event" referred to in the litigation, plus interest and linkage differencials as provided law and in addition, legal expenses in the sum of NIS 1.2 million (approximately US$0.3 million), which totaled approximately NIS 78.7 million (approximately US$22.7 million) at that time. We filed an appeal with the Supreme Court, in which we appealed the district court's decision dated June 13, 2011, as well as the legal expenses and costs which we were ordered to pay according to the district court's decision. Leonardo counter-appealed the district court's decision in dismissing Leonardo's three alternative claims, the court's decision to apply interest as provided by law and not a default interest under the terms of the financial transaction between Leonardo and us, and the legal expenses and costs which we were ordered to pay. On July 25, 2012, Leonardo and we settled the mutual claims against one another in a settlement agreement that annulled the decision of the district court dated June 13, 2011 and determined that out of the sum of NIS 81.9 million (approximately $22.4 million) which was deposited in escrow by Leonardo pursuant to the district court's determination on June 13, 2011, the sum of approximately NIS 49.7 million (approximately $12.2 million at that time) was released to Leonardo and the sum of approximately NIS 32.2 million (approximately $7.9 million at that time) was released to us. In addition, any surplus amount in the escrow account was to be released to Leonardo and us at the ratio of 60-40.

On December 21, 2009, we have received from ST a letter seeking indemnification for an alleged breach of certain representations by Ituran under the purchase agreement between us (see Item 4.A – Information on the Company, under the caption “History and Development of the Company” above), claiming damages in an amount of approximately US$4.3 million. ST's letter also included an allegation in respect of a possible and additional breach of a representation in an additional amount of approximately US$4.3 million. The Company and ST entered into arbitration proceedings in Israel in which ST claimed damages in the amount of approximately US$10.3 million. On December 19, 2013, the parties reached a settlement regarding the above dispute and consequently, the arbitration proceedings were concluded.

On July 13, 2010 the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. At the time of serving the notice upon us, the tax deficiency notice was in the amount of R$36,499,984 (approximately US$22.1 million at the time) plus interest in the amount of R$30,282,420 (approximately US$18.2 million at the time) and penalties in the amount of R$66,143,446 (approximately US$40.0 million at the time). As of December 31, 2013, the aggregate sum claimed pursuant to the tax deficiency notice (principal amount, interest and penalties) is estimated at R$200,190,095 (approximately $85.5 million). The decision of the administration first level was unfavorable to us and we have filed an appeal to the Administrative Court of Appeals in São Paulo. On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in our favor. The State of São Paulo filed an administrative appeal to a full bench session at the Administrative Court and we are currently awaiting the decision of the Administrative Court. In case the State of São Paulo is successful at the Administrative appeal, we are entitled to challenge the Administrative Court's decision in a court of law. We received a legal opinion from a prominent law firm in Brazil that the merits of the case are favorable to us and that it is more likely than not that we will prevail in this case, determining among other things, that the imposition on the subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal. We believe, based on the legal opinion of the subsidiary's Brazilian legal counsel and considering the results of the Administrative Court's decision in favor of the subsidiary, that the chances of success are highly probable.

While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$7,571,164 (approximately US$4.18 million at the time), including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us and we currently await the decision of the Administrative Court of Appeal. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit and we will continue to vigorously defend ourselves in the appeal proceedings. As of December 31, 2013, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$8.6 million (approximately $3.7 million).

Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B.	SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2013.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Price History of Our Shares

Our ordinary shares have been trading on the Tel-Aviv Stock Exchange since May 1998 and have been trading on Nasdaq under the symbol “ITRN” since September 2005.

The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares as reported by the Nasdaq Global Select Market.

	Price per ordinary share ($)
	High	Low

During the last six months
March 2014	25.40	22.01
February 2014	22.14	21.35
January 2014	22.79	21.59
December 2013	21.64	19.75
November 2013	20.41	18.20
October 2013	19.25	17.88

During each fiscal quarter of 2012 and 2013 and the first quarter of 2014
First Quarter 2014	25.40	21.35
Fourth Quarter 2013	21.64	17.88
Third Quarter 2013	18.60	16.39
Second Quarter 2013	17.11	15.31
First Quarter 2013	16.41	13.77
Fourth Quarter 2012	13.57	11.70
Third Quarter 2012	14.26	10.72
Second Quarter 2012	14.03	10.70
First Quarter 2012	15.67	13.02

During each of the five most recent full financial years:
2013	21.64	13.77
2012	15.67	10.70
2011	18.30	11.65
2010	17.53	12.90
2009	13.60	6.00

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel-Aviv Stock Exchange. U.S. dollars per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low
Annual:
2013	75.71	51.60	21.81	13.82
2012	57.85	42.10	15.28	10.72
2011	65.09	42.00	18.09	11.81
2010	62.60	48.55	17.54	12.86
2009	50.43	25.73	13.35	6.06

Quarterly:
First Quarter 2014	89.60	75.72	25.67	21.67
Fourth Quarter 2013	75.71	63.50	21.81	17.95
Third Quarter 2013	67.09	60.04	18.56	16.53
Second Quarter 2013	63.11	55.43	17.02	15.27
First Quarter 2013	61.07	51.60	16.54	13.82
Fourth Quarter 2012	51.12	46.57	12.94	11.99
Third Quarter 2012	45.99	42.10	11.27	10.72
Second Quarter 2012	52.95	42.84	14.14	10.87
First Quarter 2012	57.85	49.12	15.28	13.16

Most recent six months:
March 2014	89.60	76.81	25.67	22.03
February 2014	77.59	75.98	22.07	21.51
January 2014	80.11	75.72	22.94	21.67
December 2013	75.71	69.10	21.81	19.62
November 2013	73.28	64.38	20.81	18.21
October 2013	68.12	63.50	19.31	17.95

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

        Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol "ITRN" and on the Tel-Aviv Stock Exchange.

D.	SELLING SHAREHOLDERS

Not applicable

E.	DILUTION

Not applicable

F.	EXPENSES OF THE ISSUE

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Disclosure of Personal interest

Israeli law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest also includes personal interest of a person voting pursuant to a proxy given by another person even if the other person does not have personal interest, regardless of whether the person given the proxy to vote at the meeting is given directions to vote in a certain manner or given discretion to vote independently. An office holder must disclose his personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not an “extraordinary transaction.” The Israeli Companies Law defines an “extraordinary transaction” as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. The term “relative” is defined by the Israeli Companies Law as a spouse, sibling, parent, grandparent, descendent, and descendent, brother, sister or parent of a spouse or the spouse of any of the foregoing.

The Israeli Companies Law provides that once an office holder has complied with the disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. Such a transaction generally requires approval by the board of directors, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. If the transaction considered is an extraordinary transaction, audit committee approval is required prior to approval by the board of directors. For the approval of arrangements regarding the compensation, indemnification or insurance of executive officers and directors, see "Compensation arrangements" below. A company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

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

Compensation arrangements

Subject to the provisions relating to related-party transactions as described below, the terms of office of office holders other than the chief executive officer and directors, require the approval of both our compensation committee and the board of directors; and the terms of office of chief executive officers and directors require the approval of the compensation committee, the board of directors and our shareholders. "terms of office" includes the grant of an exemption,  insurance, undertaking to  indemnify or indemnification, retirement compensation, and any benefit, other payment or an undertaking to pay, which are granted by virtue of serving as an office holder.

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

Extraordinary transactions of a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, directly or indirectly, through a company controlled by him in respect of receipt of services from same and if he is an office holder or an employee – the terms of his employment, generally require the approval of the audit committee (or with respect to Terms of Office and Employment – the compensation committee), the board of directors and the shareholders, in that order. If required, shareholder approval must include the majority of shares voted at the meeting. In addition, either:

■	the majority must include at least the majority of the shares of disinterested shareholders voted at the meeting; or

■	the total number of shares of disinterested shareholders who voted against the transaction must not exceed 2% of the aggregate voting rights in the company.

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

Anti take-over provisions; mergers and acquisitions under Israeli Law

Tender offers

Full Tender Offer. A person wishing to acquire shares or any class of shares, or voting rights of a publicly traded Israeli company and who would, as a result, hold over 90% of the company’s issued and outstanding share capital or of a class of shares that are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, and the majority of shareholders who are disinterested accepted the offer, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (however, full tender offer shall be accepted if shareholders who objected to the offer constituted less than 2% of the issued and outstanding share capital of the company to which the offer relates). However, the shareholders may petition the court to determine that the consideration for the shares constituted less than their fair value and that their fair value should be paid to the offerees.. If the full tender offer is not accepted as described above, the acquirer may not acquire shares from shareholders who accepted the tender offer that would provide it over 90% of the company’s issued and outstanding share capital or of the shares comprising such class, as applicable.

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

■	a purchase from an existing holder of 25% or more of the voting rights of the company that results in another person becoming a holder of 25% or more of the voting rights of the company; or

■	purchase from an existing holder of more than 45% of the voting rights of the company that results in another person becoming a holder of more than 45% of the voting rights of the company.

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

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than our ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association. Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law. See “Voting, Shareholder Meetings and Resolutions” below.

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

Pursuant to our articles of association, holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of the shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that we may authorize in the future. The quorum required for our ordinary meetings of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least thirty-three and one-third percent of the total outstanding voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or on a later date specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

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

Insurance, Indemnification and Exculpation of Directors and Officers.

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association do not include such a provision. An Israeli company may not exculpate a director for liability arising out of a breach of duty of care in respect of a prohibited dividend or distribution to shareholders.

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

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee and our board of directors and, in respect to our chief executive officer, directors and controlling persons, by our shareholders.

Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Israeli Companies Law. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

We currently have directors’ and officers’ liability insurance covering our officers and directors (including the officers and directors of our subsidiaries) against certain claims. No claims for liability have been filed under this policy to date.

Our compensation committee, board of directors and shareholders have resolved to indemnify our directors and officers to the fullest extent permitted by law and by our articles of association for liabilities that are of certain enumerated types of events, subject to an aggregate sum equal to 25% of the shareholders equity outstanding at the time a claim for identification is made as indicated by our then latest financial statements (which sum also includes all insurance amounts received by such directors and officers under directors and officers insurance policies maintained by us). For further details, see Item 7.B – Related Party Transactions above.

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

For information concerning our recently entered into service contracts with our President and Co-Chief Executive Officers, see Item 7.B – Related Party Transactions.

For information concerning the extension of the lease of our Azure premises, see Item 4.D – Property, Plants and Equipment.

D.	EXCHANGE CONTROLS

ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, may be paid in non-Israeli currencies (including US dollars) or, if paid in NIS, may be converted into freely repatriable currencies at the rate of exchange prevailing at the time of conversion – pursuant to the general permit issued under the Israeli Currency Control Law, 1978, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when a dividend is declared through the date payment is made in U.S. dollars. Investments outside Israel by our company no longer require specific approval from the Controller of Foreign Currency at the Bank of Israel.

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

United States Tax Considerations

The following discussion is a description of the material United States, or US, federal income tax considerations applicable to the acquisition, ownership and disposition of our ordinary shares by US Holders who hold such ordinary shares as “capital assets”. As used in this section, the term “US Holder” means a beneficial owner of an ordinary share who is:

■	an individual citizen or resident of the United States;

■
a corporation or partnership created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia (other than a partnership, including any entity treated as a partnership for U.S. tax purposes, that is not treated as a US person under any applicable Treasury regulations);

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

Medicare Tax

Beginning January 1, 2013, certain individuals, estates and trusts, which have income above the statutory threshold amounts, generally will be subject to a 3.8% Medicare tax on their investment income and gain, with limited exceptions. US Holders should consult their own tax advisors concerning Medicare tax consequences, if any, of owning or disposing of our ordinary shares.

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

A non-corporate US Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 23.8% (including, if applicable, Medicare tax at a rate of 3.8%). For purposes of determining whether a non-corporate US Holders will have “qualified dividend income,” “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate US Holders generally are subject to a lower maximum marginal US federal income tax rate than the maximum marginal US federal income tax rate applicable to ordinary income, other than qualified dividend income, as defined above, generally , not exceeding 23.8% (including, if applicable, Medicare tax at a rate of 3.8%).  The deductibility of capital losses by a US Holder is subject to limitations. In general, any gain or loss recognized by a US Holder on the sale or other disposition of ordinary shares will be US source income or loss for US foreign tax credit purposes. US Holders should consult their own tax advisors concerning the source of income for US foreign tax credit purposes and the effect of the US-Israel Tax Treaty on the source of income.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income.  In 2013 the corporate tax rate was 25%. On August 5, 2013 the Israeli Parliament amended the Income Tax Ordinance, by which, inter alia, the corporate tax rate was raised by 1.5% to a rate of 26.5% as from 2014. Capital gains derived after January 1, 2010 are subject to a corporate tax rate imposed in the sale year.

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

Reform of the Investments Law under the 2010 and 2013 Amendments

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

On August 5, 2013 the Israeli Parliament amended the Investments Law, by which, inter alia, it canceled the scheduled progressive reduction in the corporate tax rate for Preferred Enterprises and set it at 9% for enterprises located within geographic area "Zone A" (instead of 6%) and at 16% for enterprises located elsewhere (instead of 12%) as of January 1, 2014

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

The 2013 Amendment increased, in certain cases, the tax rates on dividends to 20% as of January 1, 2014.

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

In November 2012, the Israeli Parliament passed an amendment to the Investments Law, which provides a temporary, partial, relief from taxation on a distribution from exempt income derived from Approved Enterprise and Privileged Enterprise for companies which elect the relief through November 2013. The 2012 Amendment allows a company to pay on certain exempt income a reduced tax rate ranging from 6% to 17.5% (instead of 10% to 25%). The applicable rate is based on a formula which provides a reduction of the tax at a rate of 40% to 70% from the tax rates according to the Investment Law if 2012 Amendment was not in place. A company electing to qualify its exempt income must undertake to make a Designated Investment in Israel within 5 years period starting from the year of election in productive fixed assets, research and development, or wages of new hired employees, in amount to be set by a formula.

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

On December 23, 2013 the Israeli Parliament amended the Income Tax Ordinance, with profound changes to the tax treatment of CFC, mainly with regard to the following:

•	Reducing the tax rate criterion: a company is considered CFC If the tax rate applicable to passive income does not exceed 15% (instead of 20%).

•	Sale of a security will be considered passive income, unless the holding duration is less than one year and it has been shown that the security served in a business.

•	Cancel the notional credit mechanism and replacing it with dividend deduction against the actual dividend distribution. Tax refund may be allowed under certain conditions.

•	Dividends derived from income that was taxed at a rate of at least 15% shall not be considered "passive income" under certain conditions.

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

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a "Substantial Shareholder” (as defined above). A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise will be generally subject to a withholding tax rate of 15% (20% as of 2014). Commencing as of January 1, 2013, an individual whose taxable income during a tax year is in excess of NIS 800 thousand, will be liable for an additional 2% on the portion that is in excess of NIS 800 thousand.

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

A distribution of dividend to non Israeli resident from income attributed to a Preferred Enterprise will be generally subject to withholding tax rates of 15% (20% as of 2014), subject to a reduced rate under the provisions of any applicable double tax treaty.

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

Not applicable.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2011, 2012 and 2013, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2011, 2012 and 2013, we derived approximately 8.9%, 8.7% and 8.3% of our revenues in dollars, 44.5%, 43.6% and 45.5% in NIS, 39.0%, 38.7%  and 37.3% in Brazilian Reals and 7.7%, 9% and 8.9% in Argentine Pesos, respectively. In fiscal years 2011, 2012 and 2013, 14.1%, 18% and 20.1% of our expenses were incurred in dollars, 35.2%, 38.5% and 41% in NIS, 43.9%, 34.4% and 29.9% in Brazilian Reals and 6.8%, 9.1% and 8.9% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2013, accumulated other comprehensive income decreased by $3.2 million compared to the year 2012. In the year 2012, accumulated other comprehensive income decreased by $2.3 million compared to the year 2011. In the year 2011, accumulated other comprehensive income decreased by $9.5 million compared to the year 2010. Exchange differences upon conversion from the functional currency from our other selling and marketing subsidiaries to dollars are reflected in our income statements under financing expenses, net.

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

	Year Ended December 31,
	2011		2012		2013
	Actual	At 2010 exchange rates(1)	Actual	At 2011 exchange rates(1)	Actual	At 2012 exchange rates(1)
			(In thousands)

Revenues	$160,167	$154,864	$150,318	$166,475	$170,167	$174,879
Gross profit	80,678	77,530	75,558	84,935	89,302	91,937
Operating income	26,583	25,557	29,947	34,496	37,930	39,630

(1)      Based on average exchange rates during the period.

Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, "Derivatives and Hedging" the results of which are reflected in our income statements as revenues or cost of revenues. Currently, the item most likely to be affected by the foreign currency risk is our inventory purchase price. Therefore, from time to time, we enter into such forward contracts, generally of 3 to 20 months’ duration in order to hedge a portion of our foreign currency risk on the inventory purchase price. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our cost of revenues, gross profit and operating income to fluctuate. See Note 19 to our consolidated financial statements included elsewhere in this report.

Interest rate risk

We invest our cash balances primarily in NIS, Brazilian real and Argentine peso bank deposits and therefore, we are exposed to interest rate fluctuation in those currencies, but we do not believe such risks to be material. We do not use derivative financial instruments to limit exposure to interest rate risk.

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.A	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

        (A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

(B) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, using the criteria established in 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on such assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit the internal control over financial reporting of Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary of the Company, whose financial statements reflect total assets and revenues constituting 8.6 and 8.9 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2013.  Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to Ituran Location and Control Ltd. and Subsidiaries taken as a whole, is based solely on the report of other auditors.

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

In our opinion, based on our audit and the report of other auditors, Ituran Location and Control Ltd. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2013 and our report dated April 10, 2014, expressed an unqualified opinion on those financial statements.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 10, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

We have audited the internal control over financial reporting of Ituran Argentina S.A. (the “Company”) as of December 31, 2013, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2013 and our report dated February 12, 2014, expressed an unqualified opinion on those financial statements.

/s/ Gonzalo Urien Berri Estudio Urien & Asociados Buenos Aires, Argentina
February 12, 2014

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

Fahn Kanne & Co., a member firm of Grant Thornton International has served as our independent public accountants for each of the fiscal years ended in the two-year period ended December 31, 2013, and in December 2013 were re-elected by our shareholders to serve as our independent public accountant until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Fahn Kanne & Co., for the years ended December 31:

	2012	2013
	(in thousands, USD)

Audit Fees	255	262
Audit Related Fees	-	-
Tax Fees	25	27
Total	280	289

The audit fees for the years ended December 31, 2012 and 2013, respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran, consent and assistance with review of documents filed with the SEC.

Tax fees for the years ended December 31, 2012 and 2013, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund; tax planning and tax advice, including assistance with tax audits.

Our audit committee has pre-approved the above audit and non-audit services provided by Fahn Kanne & Co. during the years 2012 and 2013, up to a certain amount.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2013, the Company did not purchase any of its shares.

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 5615(a)(3), or Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the Rule 5600 series and the requirement to distribute annual and interim reports. A foreign private issuer that elects to follow a home country practice instead of any of such provisions, must disclose in its annual reports each requirement that it does not follow and describe the home country practice followed by the company in lieu of such requirements. In reliance upon Rule 5615(a)(3) , as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of independent board members  or that independent directors have regularly scheduled meetings at which only independent directors are present , or (iii) independent oversight of director nominations As a result, we have elected to follow Israeli law regarding the independence requirements of our board of directors. See “External directors” above. In addition, our board of directors has not appointed a nominating committee and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, board of directors members are nominated by our board of directors, as is the custom in Israel. By law, shareholders holding at least 1% of a company’s voting rights may nominate directors and our company complies with this law.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Comprehensive Income	F-6
Statement of Changes in Equity	F-7-F-8
Consolidated Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements	F-11-F-43

ITEM 19.	EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

4.1	Agreement dated January 23, 2007, between E-Com Global Electronic Commerce Ltd. and Gil Sheratzky (English translation) (3)
4.2	Agreement with an Independent Contractor, dated February 1, 2003, by and between the Registrant, Izzy Sheratzky, and A. Sheratzky Holdings Ltd. (English translation). (1)
4.3
Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Eyal Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002, and resolution of the Registrant's shareholders dated February 24, 2004 (English translation)(1)

4.4
Agreement with an Independent Contractor, dated September 5, 2002, by and between the Registrant, Nir Sheratzky, and A. Sheratzky Holdings Ltd., addendum thereof, dated October 28, 2002, and resolution of the Registrant's shareholders dated February 24, 2004 (English translation). (1)

4.5	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Nir Sheratzky (3)
4.6	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Eyal Sheratzky (3)
4.7	Addendum No. 1 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd. and Izzy Sheratzky (3)
4.8	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.9	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.9(a)	Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012.
4.10	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(5)
4.11	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.12	Form of Directors' Letter of Indemnity (English translation).
4.13	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (2) *
4.14	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.15	Ituran Location & Control Compensation Policy, as approved on October 31, 2013
4.16	Agreement dated February 23, 2012 between Ituran Systems De Monitoramento Ltda. and Mr. Avner Kurz (4)
4.17	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation).
4.18	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky.
4.19	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky.
4.20	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky.
8	List of significant subsidiaries
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).
13
Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005, and incorporated herein by reference.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	Filed as an exhibit to Form 6-K for the month of April 2012, filed on April 5, 2012, and incorporated herein by reference.

(5)	The current lessee under this agreement is the Registrant.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
 as of December 31, 2013

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE STOCKHOLDERS OF ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Board of Directors and management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Ituran Argentina S.A. (Ituran Argentina), a subsidiary of the Company, which statements reflect total assets of 8.6% and 9.8% as of December 31, 2013 and 2012, respectively, and total revenues of 8.9%, 9% and 7.7% for the years ended December 31, 2013, 2012 and 2011, respectively, of the related consolidated totals.  Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinion insofar as it relates to the amounts included for Ituran Argentina, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 10, 2014 expressed an unqualified opinion.

FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 10, 2014

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2013	2012

Current assets
Cash and cash equivalents	41,697	29,453
Deposit in Escrow (Note 11A1)	4,982	-
Accounts receivable (net of allowance for doubtful accounts)	29,239	26,190
Other current assets (Note 2)	18,437	15,399
Inventories (Note 3)	14,506	14,747
	108,861	85,789
Long-term investments and other assets
Deposit in Escrow (Note 11A1)	-	4,939
Investments in affiliated company (Note 4A)	1,423	160
Investments in other company (Note 4B)	88	82
Other non-current assets (Note 5)	1,022	1,890
Deferred income taxes (Note 15)	3,781	4,174
Funds in respect of employee rights upon retirement	6,649	5,515
	12,963	16,760

Property and equipment, net (Note 6)	32,546	34,156

Intangible assets, net (Note 7)	739	2,591

Goodwill (Note 8)	5,433	8,043

Total assets	160,542	147,339

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2013	2012

Current liabilities
Credit from banking institutions (Note 9)	38	221
Accounts payable	11,436	9,524
Deferred revenues	9,852	9,526
Other current liabilities (Note 10)	30,276	22,373
	51,602	41,644
Long-term liabilities
Liability for employee rights upon retirement	9,607	7,915
Provision for contingencies	2,599	3,864
Other non-current liabilities	-	460
Deferred revenues	1,033	806
Deferred income taxes (Note 15)	216	643
	13,455	13,688
Contingent liabilities (Note 11)

Equity:
Stockholders’ equity (Note 12)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2013 and 2012 – 60,000,000 shares
Issued and outstanding – December 31, 2013 and 2012 – 23,475,431 shares
Additional paid- in capital	71,550	71,927
Accumulated other comprehensive income	8,608	11,984
Retained earnings	38,831	32,187
Treasury stock at cost – December 31, 2013 and 2012 – 2,507,314 shares	(30,054)	(30,054)
Stockholders’ equity	90,918	88,027
Non-controlling interests	4,567	3,980
Total equity	95,485	92,007

Total liabilities and equity	160,542	147,339

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2013	2012	2011

Revenues:
Location based services	126,951	114,565	120,410
Wireless communications products	43,216	35,753	39,757
	170,167	150,318	160,167
Cost of revenues:
Location based services	44,850	44,974	49,731
Wireless communications products	36,015	29,786	29,758
	80,865	74,760	79,489

Gross profit	89,302	75,558	80,678
Research and development expenses	2,414	2,066	1,877
Selling and marketing expenses	9,715	8,489	8,543
General and administrative expenses	34,483	33,439	34,984
Other expenses, net (Note 13)	4,760	1,617	8,691
Operating income	37,930	29,947	26,583
Other (expenses) income, net (Note 11A2)	(166)	6,755	(819)
Financing income, net (Note 14)	238	987	2,100
Income before income tax	38,002	37,689	27,864
Income tax (Note 15)	(12,447)	(11,690)	(5,655)
Share in losses of affiliated companies, net	(1)	(39)	(23)
Net income for the year	25,554	25,960	22,186
Less: Net income attributable to non-controlling interest	(1,792)	(1,080)	(908)
Net income attributable to the Company	23,762	24,880	21,278

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	1.13	1.19	1.01

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011

Net income for the year	25,554	25,960	22,186

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(2,754)	(2,286)	(9,448)
Losses in respect of derivative financial instruments designated for cash flow hedge, before reclassifications	(635)	-	-
Amounts reclassified from accumulated other comprehensive income	217	-	-
Other comprehensive loss, net of tax	(3,172)	(2,286)	(9,448)

Comprehensive income	22,382	23,674	12,738
Less: comprehensive income attributable to non-controlling interests	(1,996)	(963)	(533)
Comprehensive income attributable to the Company	20,386	22,711	12,205

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars (except for number of shares)
Balance as of January 1, 2011	23,476	1,983	71,927	23,226	43,689	(30,054)	4,392	115,163
Changes during 2011:
Net income	-	-	-	-	21,278	-	908	22,186
Other comprehensive loss	-	-	-	(9,073)	-	-	(375)	(9,448)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(767)	(767)
Dividend paid	-	-	-	-	(21,782)	-	-	(21,782)
Balance as of December 31, 2011	23,476	1,983	71,927	14,153	43,185	(30,054)	4,158	105,352
Changes during 2012:
Net income	-	-	-	-	24,880	-	1,080	25,960
Other comprehensive loss	-	-	-	(2,169)	-	-	(117)	(2,286)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,141)	(1,141)
Dividend paid	-	-	-	-	(33,308)	-	-	(33,308)
Dividend declared	-	-	-	-	(2,570)	-	-	(2,570)
Balance as of December 31, 2012	23,476	1,983	71,927	11,984	32,187	(30,054)	3,980	92,007

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2013	23,476	1,983	71,927	11,984	32,187	(30,054)	3,980	92,007
Changes during 2013:
Net income	-	-	-	-	23,762	-	1,792	25,554
Other comprehensive income (loss)	-	-	-	(3,376)	-	-	204	(3,172)
Acquisition of none controlling interests	-	-	(377)		-	-	(123)	(500)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,286)	(1,286)
Dividend paid	-	-	-	-	(13,502)	-	-	(13,502)
Dividend declared	-	-	-	-	(3,616)	-	-	(3,616)
Balance as of December 31, 2013	23,476	1,983	71,550	8,608	38,831	(30,054)	4,567	95,485

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011
Cash flows from operating activities
Net income for the year	25,554	25,960	22,186
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill and other intangibles	16,196	14,671	17,801
Losses of sale affiliated company	166	-	-
Exchange differences on principal of deposit and loans, net	317	55	(429)
Gains in respect of trading marketable securities	-	(2)	(27)
Increase in liability for employee rights upon retirement	1,095	888	854
Share in losses of affiliated companies, net	1	39	23
Deferred income taxes	(1,812)	955	(2,139)
Capital losses on sale of property and equipment, net	19	23	63
Decrease (increase) in accounts receivable	(609)	(300)	3,649
Decrease (increase) in other current and non-current assets	580	2,766	(1,869)
Decrease (increase) in inventories	1,354	(3,609)	(2,985)
Increase (decrease) in accounts payable	1,446	(372)	(180)
Increase (decrease) in deferred revenues	(227)	1,532	1,550
Increase (decrease) in other current and non-current liabilities	2,617	(3,413)	7,355
Write-off of account receivable in respect of sale of subsidiary	-	484	-
Litigation obligation adjustment	-	(7,462)	-
Net cash provided by operating activities	46,697	32,215	45,852

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(718)	(662)	(563)
Capital expenditures	(14,216)	(9,676)	(16,161)
Investment in affiliated company	(1,400)	-	-
Intangible assets expenditures	-	-	(74)
Deposit in escrow	-	-	8,223
Deposit	217	(291)	384
Proceeds from sale of property and equipment	651	319	614
Sale of marketable securities	-	70	1,418
Repayment of loan to a former employee	-	355	-
Company no longer consolidated (Appendix A)	-	326	-
Adjustment of proceeds received from sale of subsidiary	-	-	(4,650)
Net cash used in investment activities	(15,466)	(9,559)	(10,809)

Cash flows from financing activities
Short term credit from banking institutions, net	(7)	(310)	299
Repayment of long term loans	(182)	(44)	(46)
Dividend paid	(16,072)	(33,308)	(21,782)
Dividend paid to non-controlling interests	(1,286)	(1,141)	(767)
Settlement of litigation obligation in connection with financing transaction	-	7,462	(22,419)
Net cash used in financing activities	(17,547)	(27,341)	(44,715)
Effect of exchange rate changes on cash and cash equivalents	(1,440)	(1,132)	(1,732)

Net increase (decrease) in cash and cash equivalents	12,244	(5,817)	(11,404)
Balance of cash and cash equivalents at beginning of year	29,453	35,270	46,674
Balance of cash and cash equivalents at end of year	41,697	29,453	35,270

Supplementary information on investing and financing activities not involving cash flows:

During the years, 2013 and 2012, the Company purchased property and equipment in an amount US$ 104 thousand and US$ 357 thousand, respectively, using a directly related liability.

In November 2013, the Company declared a dividend in the amount of US$ 3.6 million.  The dividend was paid in January 2014.

In October 2013, the Company purchased 0.5% of non-controlling interests for an amount of US$ 500,000.  The purchase amount is due in 2014.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Company no longer consolidated

US dollars
Year ended December 31,
(in thousands)	2012

Working capital (excluding cash and equivalents and inventory), net	(130)
Account receivable in respect of sale of subsidiary	(430)
Property and equipment , net	750
Intangible assets	136
326

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011

Interest paid	254	318	470

Income taxes paid, net of refunds	9,280	8,950	9,007

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

a.
Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of Location based services and machine-to-machine Wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

b.	Regarding litigation with respect to the sale of the subsidiary Telematics Wireless Ltd., see Note 11A1.

c.	Regarding the tax dispute in Brazil, see Note 11A3.

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Real
At December 31,
2013	3.471	2.3426	114.18 points
2012	3.733	2.0435	112.15 points
2011	3.821	1.8758	110.34 points
Increase (decrease) during the year:
2013	(7.02)%	(14.63)%	1.8%
2012	(2.30)%	(8.94)%	1.6%
2011	7.66%	12.57%	2.2%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average 100.

3.	Basis of presentation

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to contingencies, revenue recognition, goodwill and intangible assets impairment assessment, deferred taxes and tax liabilities and uncertainties.

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

Changes in the Company ownership interest in a subsidiary while the control is retained are accounted for as equity transactions and accordingly no gain or loss is recognized in consolidated net income or comprehensive income. Upon such transaction, the carrying amount of the noncontrolling interest is adjusted to reflect the change in its ownership interest in the subsidiary and any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest was adjusted is recognized in additional paid-in capital.

C.	Cash and cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

D.	Deposits in escrow

Restricted cash is invested in certificates of deposit, which are used to ensure certain representations and warranties to third parties.  See Note 11A1.

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

The investments in marketable securities covered by ASC Topic 320-10 that were held by the Company during the reported periods were designated by management as trading securities.  As of December 31, 2013 and 2012, there are no such securities held by the Company.

Trading securities are stated at market value. The changes in market value are charged to financing income or expenses.

Trading gains for the years 2013, 2012 and 2011, in respect of trading securities held by the Group were insignificant.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Treasury stock

Company shares held by the Company and its subsidiary are presented as a reduction of equity, at their cost, under the caption “Treasury Stock”. Gains and losses upon sale of these shares, net of related income taxes, are recorded as additional paid in capital.

G.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers, the length of time that the balance is post due, the customer's current ability to pay and available information about the credit risk on such customers.  See also Note 19A.

The allowance in respect of accounts receivable at December 31, 2013 and 2012 was US$ 1,945,000 and US$ 1,356,000, respectively.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Derivatives (cont.)

The effective portion of the changes in fair value of the derivative instruments designated for hedging purposes are reported as other comprehensive income (loss), net of tax under unrealized gain (loss) in respect of derivative financial instruments designated for cash flow hedge, net and are recognized in the statements of income when the hedged transaction realizes. During the reporting periods, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant.

All other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income and included in financing income (expenses), net.

See also Notes 14 and 19B for further information.

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

The Group’s long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value (see also Note 1O and Notes 7 and 8).

N.	Income taxes

The Group accounts for income taxes in accordance with ASC Topic 740-10, "Income Taxes". According to this guidance, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law.  Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Income taxes (cont.)

US GAAP provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained were to be challenged by a taxing authority.  The assessment of the tax position is based solely on the technical merits of the position, without regard the likelihood that the tax position may be challenged.  If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.  See also Note 15K.

The Company recognizes interest as interest expenses (among financing expenses) and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

O.	Goodwill and intangible assets

1.
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

As required by ASC Topic 350, as amended by ASU No. 2011-08, “Testing for Impairment”, the Company chooses either to perform a qualitative assessment wheatear the two-step goodwill impairment test is necessary or proceeds directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis.  The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors.

When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (a more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the two-step goodwill impairment test. If the Company determines Otherwise, no further evaluation is necessary.

When the Company decides or is required to perform the two-step goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value ("step 1"). If the fair value of the reporting unit exceeds the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill is considered not to be impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

There are a number of generally accepted methods used for valuing a reporting unit:

The ‘income approach’ utilizes discounted forecasted cash flows, The ‘Market - approach’which utilize pricing multiples of business entities with publicly traded securities whose business and financial risks are comparable to those of the reporting unit being valued and the Asset - based approach’  which establishes a value based on the cost of reproducing or replacing the asset being valued.

These methods described may be used alone or in combination with one another.

The Company applies assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Goodwill and intangible assets (cont.)

1.	(cont.)

The Company performed a qualitative assessment for two reporting units during the fourth quarter of 2013 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For all other reporting units (three different units, operating in Israel), the Company elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.

In order to determine the fair value of two reporting units, the Company utilized the "income approach". According to the income approach expected future cash flows are discounted to their present value using an appropriate rate of return. Judgments and assumptions related to future cash flows (projected revenues, operating expenses, and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, which are based on management's internal assumptions, and believed to be similar to those that would be utilized by market participants under the circumstances and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model.  In order to determine the fair value of the third reporting unit, the Company utilized the asset-based approach.  Under the first step of the annual impairment test, management concluded that the carrying value of those three reporting units tested exceeded their respective fair value and accordingly, the Company was required to determine the implied fair value of the goodwill allocated to such units (step 2).

During 2013, 2012 and 2011, the Company recorded a goodwill impairment loss in an amount of US$ 3,093,000, US$ 672,000 and US$ 904,000, respectively.  See Note 8.

2.
Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, as follows

Years
GIS database	10
Customer base	5
Brand name	15
Other	3-10

Recoverability of intangible assets is measured as described in Note 1M above.  During 2013, the Company recorded an intangible assets impairment loss in an amount of US$ 1,527,000.  See Note 7.

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

Severance expenses for the years ended December 31, 2013, 2012 and 2011, amounted to US$ 882,000, US$ 1,204,000 and US$ 1,172,000, respectively.

R.	Revenue recognition

Revenues are recognized when delivery has occurred and, where applicable, after installation has been completed, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the related receivable is reasonably assured and no further obligations exist. In cases where delivery has occurred but the required installation has not been performed, the Company does not recognize the revenues until the installation is completed.

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

The Company provides a standard warranty for its products to end-users at no extra charge. The Company estimates the costs that may be incurred under its warranty obligation and records a liability at the time the related revenues are recognized.

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

Advertising expenses for the years ended December 31, 2013, 2012 and 2011 amounted to US$ 7.6 million, US$ 6.6 million and US$ 6.4 million, respectively.  Advertising expenses are presented among "selling and marketing expenses".

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

Regarding the fair value measurements of financial assets and liabilities and the fair value hierarchy of such measurement, see Note 19C.

The Company also measures certain non-financial assets, consisting mainly goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see 1O above).  As of December 31, 2013, the Company measured the fair value of goodwill with a total carrying amount of US$ 4.8 million (before the recognition of an impairment loss) that is allocated to certain reporting units.  As a result of the above impairment test, the Company recorded an impairment loss of goodwill with a carrying amount of US$ 2.6 million, US$ 0.5 million and US$ 1.7 million allocated to three different reporting units to its imputed fair value of US$ 1.7 million, US$ 0 and US$ 0, respectively, resulting in an aggregate impairment charge of US$ 3.1 million.  The fair value measurement of the non-financial assets is classified as level 3.

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

Z.	Recently issued accounting pronouncements

1.	Accounting pronouncements adopted in 2013

a.         ASC Topic 220, "Comprehensive Income"

Effective January 1, 2013, the Company adopted Accounting Standard Update No. 2013-02 “Comprehensive Income (Topic 220) “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” (ASU 2013-02). ASU 2013-02 requires an entity to provide information about amounts reclassified out of accumulated other comprehensive income.

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

ASU 2013-02 became effective for public entities prospectively for annual and interim reporting periods beginning after December 15, 2012 (fiscal year 2013 for the Company). The adoption of the standard did not have a material impact the Company's consolidated results of operations and financial condition.

b.         ASC Topic 210, “Balance Sheet”

Effective January 1, 2013, the Company adopted Accounting Standard Update (ASU) 2011-11, “Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). ASU 2011-11 enhances disclosures about financial instruments and derivative instruments that are either offset in accordance with the Accounting Standards Codification or are subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued Accounting Standard Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”.

The amended guidance became effective, in a retrospective manner to all comparative periods presented, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods (fiscal year 2013 for the Company).

The adoption of the standards did not have a material impact on the Company's consolidated results of operations and financial condition.

2.	Accounting pronouncements not yet effective

a.         ASC Topic 830, "Foreign Currency Matters"

In March 2013, the FASB issued Accounting Standards Update (ASU) 2013-5, "Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity".

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Z.	Recently issued accounting pronouncements (cont.)

2.	Accounting pronouncements not yet effective (cont.)

a.         ASC Topic 830, "Foreign Currency Matters" (cont.)

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

b.         ASC Topic 740, "Income Taxes"

In July 2013 the FASB has issued Accounting Standard Update 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force) ("ASU 2013-11").

The amendments in ASU 2013-11 state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

ASU 2013-11 applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. For public companies the amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted.

Management believes that the adoption of ASU 2013-11 is not expected to have material impact on the Company's consolidated results of operations and financial condition.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2013	2012

Prepaid expenses and others	9,314	6,094
Government institutions	1,716	3,156
Deferred installation expenses	2,905	2,647
Deferred income taxes (*)	3,692	2,497
Advances to suppliers	457	865
Employees	300	135
Related parties and others	53	5
	18,437	15,399

(*)	See Note 15.

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2013	2012

Finished products	11,733	12,222
Raw materials	2,773	2,525
	14,506	14,747

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANY

A.	Investment in affiliated companies

1.	Ecomtrade Ltd. (“Ecomtrade”)

The Company held 50% of the shares of Ecomtrade.

In December 2013, the Company sold its entire investment in Ecomtrade which amounted to a net amount of US$ 166,000 (including a loan in an amount fo US$ 273,000) for no proceeds.

2.	Overvyoo Ltd. (“Overvyoo”)

In December 2013, the Company purchased 27.5% of Overvyoo's (a startup company) shares for an amount of US$ 1.4 million.  Overvyoo is an Israeli start-up Company developing solutions of the management of mobile/field workforce.

B.	Investment in other company

Locationet Systems Ltd. (“Locationet”)

The Company holds 10.64% of the shares of Locationet.

The balance of the Company’s investment in Locationet as of December 31, 2013 and 2012 was US$ 88,000 and US$ 82,000 respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 5	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2013	2012

Government institutions	128	700
Deferred installation expenses	526	540
Deposits	368	650
	1,022	1,890

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2013	2012
Operating equipment (*)	46,991	49,793
Office furniture, equipment and computers	25,116	22,976
Land	1,022	1,022
Buildings	2,252	2,731
Vehicles	3,197	3,389
Leasehold improvements	3,099	2,640
	81,677	82,551
Less – accumulated depreciation and amortization (**)	(49,131)	(48,395)
	32,546	34,156

(*)	As December 31, 2013 and 2012, an amount of US$ 25.8 million and US$ 28.8 million is subject to operating lease transactions, respectively.

(**)	As at December 31, 2013 and 2012, an amount of US$ 11.3 million and US$ 14.2 million is subject to operating lease transactions, respectively.

B.
In the years ended December 31, 2013, 2012 and 2011, depreciation expense was US$ 11.1 million, US$ 13.3 million and US$ 16.1 million, respectively and additional equipment was purchased in an amount of US$ 14 million, US$ 10 million and US$ 16.2 million, respectively.

C.	After deduction of the cost and the accumulated depreciation of items fully depreciated.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	-	INTANGIBLE ASSETS, NET

A.	Intangible assets, net, consist of the following:

	US dollars
	December 31,			December 31,
(in thousands)	2013	2013	2013	2012
	Original amount	Accumulated amortization and impairment charges	Unamortized balance	Unamortized balance
GIS database	4,358	(3,803)	555	1,799
Brand name	1,322	(1,159)	163	770
Others	6,150	(6,129)	21	22
	11,830	(11,091)	739	2,591

Amortization of intangible assets amounted to US$ 367,000, US$ 703,000 and US$ 818,000 for the years ended December 31, 2013, 2012 and 2011, respectively.  As of December 31, 2013, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2014 – US$ 492,000; 2015 – US$ 145,000; 2016 – US$ 20,000, 2017 – US$ 20,000, 2018 – US$ 20,000.

B.
Due to the deteriorating results of a certain Israeli subsidiary and the current expectation of management for further decrease its anticipated performance, during 2013, the Company recorded an impairment charge for its intangible assets which directly relate to the operations of the subsidiary.

In order to determine the fair value of intangible assets, the Company, based in a valuation performed by the management, with the assistance of a third party appraiser, utilized the "Relief for Royalties" valuation method.  Accordingly, certain assumptions and judgments were made in order to determine the future income from which royalties will be derived from and in order to determine the appropriate rate of royalties and rate of discount.

As a result of the above, the Company recorded an impairment loss in an amount of US$ 1,017,000 with respect to the GIS database and an amount of US$ 511,000 with respect to the Brand name totaling an aggregate impairment charge of US$ 1,527,000 (of which US$ 661,000 related to location based services segment and US$ 866,000 is related to wireless communications products segment).

The impairment was included in "other expenses, net" (see Note 13).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2012 are as follows:

	US dollars
	Location based services	Wireless communications products	Total
(in thousands)
Balance as of January 1, 2012 (*)	4,265	4,249	8,514
Changes during 2012:
Impairment (see B. below)	(672)	-	(672)
Translation differences	99	102	201
Balance as of December 31, 2012	3,692	4,351	8,043
Changes during 2013:
Impairment (See B. below)	(2,155)	(938)	(3,093)
Translation differences	193	290	483
Balance as of December 31, 2013	1,730	3,703	5,433

(*)	The accumulated amount of impairment loss as of January 1, 2012, December 31, 2012 and December 31, 2013 was US$ 1,780,000, US$ 2,452,000 and US$ 5,545,000, respectively.

B.	During 2013, 2012 and 2011, the Company recorded an amount of US$ 3,093,000, US$ 672,000 and US$ 904,000, respectively, as impairment with respect to goodwill.

The impairment amount was included in "other expenses, net".  See Note 13.

The Company performed its annual impairment test as of December 31, 2012 and recorded goodwill impairment in the total amount of US$ 0.7 million in connection with a certain reporting unit within the Location based services segment operating in the internet portal in the field of local travel and recreation.  The impairment was based on valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach.  The material assumptions used for the assessment were 3 years of projected net cash flows, a discount rate of 19% and a long-term growth rate of 2% (See Note 1W regarding fair value measurement).

The Company performed its annual impairment test as of December 31, 2013 and recorded goodwill impairment in the total amount of US$ 3.1 million in connection with three reporting units within the Location based services and within the Wireless communications products segments operating in the internet portal in the field of local travel and recreation.  The impairment was recorded primarily due to a significant decline in current and future forecasted revenues and profitability margins of the GIS services offered by an Israeli subsidiary resulting from the continued weakness in the cellular industry in Israel that has suffered from recent regulatory changes and also the continuing popularity of navigation applications and tools developed by competitors which are offered for no charge. The impairment was based on valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach.  The material assumptions used for the assessment were 3 years of projected net cash flows, a discount rate of 17.5% and a long-term growth rate of 0% (See Note 1W regarding fair value measurement).

See also Notes 1O.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	-	CREDIT FROM BANKING INSTITUTIONS

A.	Composition:

	US dollars
	December 31,
(in thousands)	2013	2012

Revolving credit – in NIS	38	45
Current maturities of long-term loans	-	176
	38	221

B.	Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2013, aggregated to US$ 0.7 million.

NOTE 10	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2013	2012

Accrued expenses (*)	13,620	10,092
Employees and institutions in respect thereof	4,597	4,463
Government institutions	7,524	4,260
Related party	133	125
Accrued dividend	3,616	2,570
Others	786	863
	30,276	22,373

(*)	As of December 31, 2013 and 2012 includes approximately US $5 million and US$5.8 million respectively, regarding the legal fees resulting from the claim described in Note 11A3.

NOTE 11	-	CONTINGENT LIABILITIES

A.	Claims

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES (cont.)

A.	Claims

1.	(cont.)

In 2008, the Company received a notice from the Purchaser (ST (Infocomm) Ltd. ("ST")), claiming that based on Telematics’ performance parameters, the purchase price needs to be decreased by an amount of approximately US$ 10 million (out of which $3 million was recognized as a provision according to management estimate as of the date of such claim).  The Company rejected most of the Purchaser's claims and requested that certain amounts be released from the Adjustment Escrow Amount in accordance with the terms of the agreement with the Purchaser.  The Company and Purchaser commenced arbitration proceedings in this matter, and on February 10, 2011 the arbitrator delivered his determination according to which, the Purchaser's main claims for adjustments to the purchase price were rejected and based on Telematics’ 2007 financial statements, the purchase price should be reduced by approximately US$4.4 million. The arbitrator determined that an amount of US$572,000 plus interest was to be released from escrow and be available to the Company. However, the funds held in the Adjustment Escrow Amount remained in escrow until October 2011, when an agreement between the parties provided that the sum of US$4.4 million (and interest accrued thereon) shall be released from the Adjustment Escrow Amount to the Purchaser and that the Company shall waive its claims with regard to the adjustment of the purchase price; and that an amount of US$3 million shall be released to the Company from the second escrow account (in which the Escrow Amount in the sum of US$7.5 million out of the purchase price was deposited), without derogating from the Purchaser's claims for indemnification under the purchase agreement.

Consequently, in October 2011, an amount of US$ 4.65 million (the US$ 4.4 noted above plus interest) was released to ST from the Adjustment Escrow Amount, and an amount of US$ 3 million was released to the Company from the Escrow Amount.  The remainder of US$ 4.9 million of the Escrow Amount, after interest and the release of the US$ 3 million noted above (the "Remaining Escrow Amount") has remained in escrow until ST's additional arbitration (as described below) is resolved.

On December 21, 2009, the Company also received from ST a letter seeking indemnification for an alleged breach of certain representations by the Company under the purchase agreement, claiming damages in an amount of approximately US$ 4.3 million.  ST's letter also included an allegation in respect of a possible and additional breach of representation in an additional amount of approximately US$ 4.3 million.  The Company and ST entered into arbitration proceedings in Israel in which ST claimed damages in the amount of approximately US$ 10.3 million (which amount was considered as the reasonably possible loss amount).  On December 19, 2013, the parties reached a settlement agreement regarding the above dispute and these arbitration proceedings were concluded. Consequently, the Remaining Escrow Amount in the amount of US$ 4.9 million (including accumulated interest), less US$200,000 that will be released to ST, is due to be released to the Company in 2014.

2.
The Company was involved in litigation with Leonardo L.P. (hereinafter: "Leonardo"), a US-based hedge fund, arising out of a financial transaction entered into between the Company and Leonardo in February 2000 as described in the Company's annual report for the year 2011. On June 13, 2011, the district court in its decision accepted one of Leonardo's claims and ordered the Company to pay the sum of approximately US$9.6 million, to be paid in accordance with the exchange rate in NIS at the date of the occurrence of the "triggering event", plus interest and linkage differences under the law and legal expenses in the sum of NIS 1.2 million (approximately US$0.3 million at that time), which totals approximately NIS 78.7 million (approximately US$22.7 million at that time). The Company filed an appeal with the Israeli Supreme Court, in which it appealed the district court's decision dated June 13, 2011 as well as the legal expenses and costs which it was ordered to pay according to the district court's decision. Leonardo counter-appealed the district court's decision to dismiss Leonardo's three alternative claims and to apply interest under the law and not default interest under the terms of the financial transaction between Leonardo and the Company as well as the legal expenses and costs which they were ordered to pay.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

2.	(cont.)

As a result of the above district court decision, the Company has recorded an expense (among the balance "other non-operating expenses") in the sum of approximately US$ 14.7 million in its consolidated statements of income of fiscal year 2010. The expense amount represented the excess amount over the US$ 5.9 million that was presented in past periods as Capital Notes with respect to Leonardo. During 2011, US$0.6 million was recorded as adjustment.

In October 2011, the Company paid Leonardo an amount of US$ 22.4 million.  Pursuant to the district court's rulling, the payment amount was placed in escrow under the control of Leonardo, until the consummation of the legal proceedings between the parties.

On July 25, 2012, Leonardo and the Company settled the mutual claims against one another in a settlement agreement that annulled the decision of the district court dated June 13, 2011, pursuant to which out of the sum of NIS 81.9 million (approximately US$22.4 million at that time) which was deposited in escrow, the sum of approximately NIS 49.7 million (approximately $12.2 million at that time) was released to Leonardo and the sum of approximately NIS 32.2 million (approximately $7.4 million at that time) was released to the Company. In addition, it was determined that any surplus amount in the escrow account shall be released to Leonardo and the Company at the ratio of 60-40.

Following the above settlement, the Company recorded an amount of US$ 6.7 million, net of related expenses as a non-operating income, in its 2012 fiscal year financial statements.

3.
On July 13, 2010, the State Revenue Services of São Paulo issued a tax deficiency notice against the subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda. (the "subsidiary"), claiming that the vehicle tracking and monitoring services provided by the subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of the subsidiary during the period between August 2005 and December 2007. The tax deficiency notice was in the amount, at the time of serving the notice upon the subsidiary, of R$36,499,984 (approximately US$22.1 million at the time) plus interest in the amount of R$30,282,420 (approximately US$18.2 million at the time) and penalties in the amount of R$66,143,446 (approximately US$40 million at the time).  As of December 31, 2013, the aggregate sum claimed pursuant to the tax deficiency notice (principal amount, interest and penalties) is estimated at R$200,190,095 (approximately $85.5 million).  The decision of the administration first level was unfavorable to the subsidiary and the subsidiary has filed an appeal to the Administrative Court of Appeals in São Paulo.

On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in the subsidiary's favor. The State of São Paulo filed an administrative appeal to a full bench session at the Administrative Court and the subsidiary is currently waiting the decision of the Administrative Court.  In case the State of São Paulo is successful at the Administrative appeal, the subsidiary will be entitled to challenge the Administrative Court's decision in a court of law.  The subsidiary received a legal opinion from a prominent law firm in Brazil that the merits of the case are favorable to the subsidiary and that it is more likely than not that it will prevail in this case, determining among other things that the imposition on the subsidiary of the State Value Added Tax by the State Revenue Services of São Paulo is illegal.  Management believes, based on the legal opinion of the subsidiary's Brazilian legal counsel and considering the results of the Administrative Court's decision in favor of the subsidiary, that the chances of success are highly probable.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

3.	(cont.)

As a result of the above, as of December 31, 2013, no provision has been made with respect to this litigation.  However, in respect of the legal fees of the aforementioned claim, US$ 7.9 million was recorded in the subsidiary's financial statements as of December 31, 2011.  As of December 31, 2013, an amount of US$ 5 million out of the legal fees amount has not yet been settled (based on the tax deficiency notice described above, the reasonably possible loss amount is approximately US$ 85.5 million (including interest and penalties)).  That being said, if the subsidiary's efforts are unsuccessful, this could result in very significant costs to the subsidiary and would adversely affect the results of its operations.

4.
On June 24, 2010, the Brazilian Internal Revenue Service issued a tax assessment that claimed a payment of R$ 7,571,164 (approximately US$ 4.18 million at the time), including interest and penalties due to the offsetting on October 1, 2005, of a receivable amount held by a Dutch subsidiary of the Company (Ituran Beheer BV) and its Brazilian subsidiary (Ituran Sistemas de Monitamento Ltda).  The decision of the administration first level held in May 2011, was unfavorable to the subsidiary and therefore the subsidiary has filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, the Court of Appeal has partially accepted the subsidiary's administrative defense in order to reduce the penalty and the subsidiary awaits the decision of the Administrative Court of Appeal.  Management believes, based on the legal opinion of the subsidiary's Brazilian legal counsel that such claim is without merit and will continue to vigorously defend itself in the appeal proceedings.  As of December 31, 2013, the aggregate sum claimed pursuant to the tax deficiency notice (principal amount, interest and penalties) is estimated at R$8.6 million (approximately $3.7 million, which is considered as the reasonably possible loss amount).  As a result of the above as of December 31, 2013, no provision has been made with respect to the Brazilian IRS claim.

5.
Claims are filed against the Company and its subsidiaries from time to time during the ordinary course of business, usually with respect to civil, labor and commercial matters.  The Company's management believes, based on its legal counsels' assessment, that the provision for contingencies recognized in the balance sheet is sufficient and that currently there are no claims (other than those described in this Note above) that are material, individually or in the aggregate, to the consolidated financial statements as a whole.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES (cont.)

C.	Commitments

1.
As of December 31, 2013, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows:  2014 – US$ 2.1 million; 2015 – US$ 1.4 million; 2016 – US$ 1.2 million, 2017 – US$ 1 million and 2018 – US$ 992 thousand.

The leasing fees expensed in each of the years ended December 31, 2013, 2012 and 2011, were US$ 2.5 million, US$ 2.5 million and US$ 2.8 million, respectively.

2.
In January 2008, the Company entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which (after the completion of the sale of Telematics, described in Note 11A1, above), the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for a price and subject to other conditions as detailed in the agreement.  In addition, each of the Company and Telematics undertook toward one another not to compete in each other's exclusive markets in the area of RF vehicle location and tracking RF technology or similar RF terrestrial location systems and technology.  The agreement is for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 month periods, unless nonrenewal notice is sent by one of the parties to the other.  Pursuant to the agreement, each of Telematics and Ituran granted the other party a license to use certain technology in connection with the products and services purchased from each other, which license survives the termination or expiration of the agreement.

As of December 31, 2013, the Company is obliged to purchase from Telematics products in an aggregate amount of approximately US$ 1.2 million.

NOTE 12	-	STOCKHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31, 2013 and 2012	Registered	Issued and fully paid
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2.	Since May 1998, the Company has been trading its shares on the Tel-Aviv Stock Exchange (“TASE”). On September 2005, the Company registered its Ordinary shares for trade in the United States.

3.
The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

4.
On July 17, 2006, the Board of Directors of the Company authorized the repurchase of ordinary shares up to US$ 10 million.  On January 24, 2008 the Company's board of directors authorized an increase of an additional $10 million.  On May 20, 2008, the Company's board of directors authorized another increase of additional $10 million up to an aggregate amount of $30 million.  In past periods, the group purchased an aggregate sum of 2,507,314 shares for an aggregate amount of US$ 27.1 million.

5.	As of December 31, 2013, 2012 and 2011, 2,507,314 ordinary shares representing 10.7% of the share capital of the Company is held by the Group as treasury shares.

6.	Shares of the Company held by the Group have no voting rights.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	STOCKHOLDERS’ EQUITY (cont.)

B.	Retained earnings

1.
In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired by the Company and its subsidiaries (that are presented as a separate item in the statement of changes in equity) must be deducted from the amount of retained earnings.

2.
On February 21, 2012, the board of directors of the Company revised its dividend policy so that their dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of its net profits, calculated on the basis of the interim financial statements.

3.
Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel are converted into dollars on the basis of the exchange rate prevailing at the date of declaration.  See also B1, above.

4.	In February 2011, the Company declared a dividend in the amount of US 1.00 dollar per share, totaling approximately US$ 21.8 million (NIS 78.8 million). The dividend was paid in April 2011.

5.	In February 2012, the Company declared a dividend in the amount of US 1.23 dollar per share, totaling approximately US$ 25.8 million (NIS 96 million). The dividend was paid in April 2012.

6.	In May 2012, the Company declared a dividend in the amount of US 0.12 dollar per share, totaling approximately US$ 2.5 million (NIS 9.7 million) .the dividend was paid in June 2012.

7	In August 2012, the Company declared a dividend in the amount of US 0.24 dollar per share, totaling approximately US$ 5.2 million (NIS 20 million) .the dividend was paid in October 2012.

8.	In November 2012, the Company declared a dividend in the amount of US 0.12 dollar per share, totaling approximately US$ 2.6 million (NIS 9.7 million). The dividend was paid in January 2013.

9.	In February 2013, the Company declared a dividend in the amount of US 0.33 dollar per share, totaling approximately US$ 7 million (NIS 25.4 million). The dividend was paid in April 2013.

10.	In May 2013, the Company declared a dividend in the amount of US 0.14 dollar per share, totaling approximately US$ 3 million (NIS 10.5 million). The dividend was paid in July 2013.

11.	In August 2013, the Company declared a dividend in the amount of US 0.17 dollar per share, totaling approximately US$ 3.6 million (NIS 12.6 million). The dividend was paid in October 2013.

12.	In November 2013, the Company declared a dividend in the amount of US 0.17 dollar per share, totaling approximately US$ 3.6 million (NIS 12.6 million). The dividend was paid in January 2014.

13.	In February 2014, the Company declared a dividend in the amount of US 0.38 dollar per share, totaling approximately US$ 8 million (NIS 27.3 million). The dividend was paid in April 2014.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	OTHER EXPENSES, NET

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011
Adjustment of purchase price of subsidiary sold (1)	200	-	-
Impairment of goodwill and intangible assets (2)	4,620	672	904
Legal expenses (3)	-	-	7,863
Write-off of account receivable in respect of sale of subsidiary (4)	-	484	-
Other	(60)	461	(76)
	4,760	1,617	8,691

(1)	See Note 11A1.

(2)	See Note 7 and 8.

(3)	See Note 11A3.

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

NOTE 14	-	FINANCING INCOME, NET

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011

Short-term interest expenses, commissions and other	(1,201)	(873)	(224)
Gains (losses) on derivative financial instruments	-	-	(314)
Gains in respect of marketable securities	-	2	22
Interest expenses in respect of long-term loans	(4)	(8)	(12)
Interest income in respect of deposit	1,998	1,770	1,817
Exchange rate differences and others, net	(555)	96	811
	238	987	2,100

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011
Income taxes (tax benefit):
Current taxes:
In Israel	6,060	4,896	2,003
Outside Israel	8,194	6,013	6,530
	14,254	10,909	8,533
Deferred taxes:
In Israel	(503)	(249)	1,425
Outside Israel	(1,309)	1,204	(3,564)
	(1,812)	955	(2,139)
Taxes in respect of prior years:
In Israel	-	(126)	(739)
Outside Israel	5	(48)	-
	5	(174)	(739)
	12,447	11,690	5,655

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

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

1.
In December 2010, the Israeli parliament passed the Economic Policy Law for 2011 and 2012 (Legislative Amendments) - 2011 which set out, among other things, amendments to the investment law, effective January 1, 2011.  The amendment introduced a new status of "Preferred Company" and "Preferred Enterprise". Accordingly on the preferred revenues (as determined on the investment Law) applies uniform tax rates which are, in 2011 and 2012, 15%, in 2013 and 2014, 12.5%, and in 2015 and thereafter, 12%.  The reduced tax rates will be granted for an unlimited period of time to a Preferred Enterprise that meets the conditions set out in the law.

On July 30, 2013, the Israeli parliament approved the Law for the Change in National Priorities (Legislative Amendments to Achieve Budgetary Goals for 2013 and 2014) – 2013 (hereinafter: the "Law for the Change in National Priorities"), which was published in the Official Gazette on August 5, 2013.

According to the Law for the Change in National Priorities, commencing on January 1, 2014 and thereafter, the income of a preferred enterprise, located in an area that is not Development Zone A (which is applicable to the preferred income of the Israeli subsidiary from the preferred enterprise) will be subject to a tax rate of 16% (instead of a rate of 12.5%).

2.	As of December 31, 2013, only one Israeli subsidiary is entitled to a "Preferred Company" status pursuant to the investment law.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

D.	Israeli corporate tax rates

On July 23, 2009, as part of the Economic Efficiency Law (Legislative Amendments for the Implementation of the Economic Plan for the years 2009 and 2010) – 2009 (the “Arrangements Law”), article 126 of the Income Tax Ordinance (New Version) – 1961 was amended, whereby the Israeli corporate tax rate would be gradually reduced commencing in the 2011 tax year (to 24%) and thereafter.

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

According to the Law for the Change in National Priorities the standard Israeli corporate income tax rate will be increased from 25% to 26.5% effective as of January 1, 2014. This change of tax rate did not have material effect on the deferred tax assets of the Company and its Israeli subsidiaries.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and can be ambiguous; the Company is, therefore, obliged to make many subjective assumptions and judgments regarding the application of such laws and regulations to its facts and circumstances. In addition, interpretations of and guidance surrounding income tax laws and regulations are subject to changes over time. Any changes in the Company's subjective assumptions and judgments could materially affect amounts recognized in its consolidated balance sheets and statements of income.

E.	Non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws and rates in their country of residence.

F.	Tax assessments

The Company has received final tax assessments through the 2009 tax year.  A certain Israeli subsidiary has received final tax assessments through the 2008 tax year.  The subsidiary in Brazil has received final tax assessments through the 2008 tax year and the subsidiary in America through 2006.  The other subsidiaries have not been assessed since incorporation.

G.	Carry forward tax losses

As of December 31, 2013, the Company and its subsidiaries in Brazil and Argentina have no carry forward tax losses.

Carry forward tax losses of an Israeli subsidiary as of December 31, 2013 amount to approximately US$ 1 million.  Carry forward tax losses in Israel may be utilized indefinitely.

As of December 31, 2013, the Company's non-Israeli subsidiary in the United States has available estimated carry forward foreign tax credits tax approximately US$ 13.6 million.  Such carry forward tax losses may be utilized until 2022.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

H.	The following is a reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011
Pretax income	38,002	37,689	27,864
Statutory tax rate	25%	25%	24%
Tax computed at the ordinary tax rate	9,500	9,422	6,687
Nondeductible expenses	1,701	418	506
Losses in respect of which no deferred taxes were generated (including reduction of deferred tax assets recorded in prior period)	137	1,087	757
Deductible financial expenses recorded to additional paid-in capital	(312)	(244)	136
Taxes in respect of prior years	5	(174)	(739)
Tax adjustment in respect of different tax rates	1,877	1,734	821
Utilization of losses of prior years in respect of which no deferred taxes were generated	-	-	(1,292)
Taxes in respect of withholding at the source from royalties and dividends	817	853	177
Adjustment in respect of tax rate deriving from “approved enterprises”	(467)	(233)	(801)
Others	(811)	(1,173)	(597)
	12,447	11,690	5,655

I.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2013	2012
Deferred taxes included in other current assets:
Provision for employee related obligations	139	115
Provision for legal obligation and other	3,553	2,382
	3,692	2,497

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2013	2012
Long-term deferred income taxes:
Provision for employee related obligations	533	534
Carry forward tax losses	4,029	3,188
Temporary differences, net	1,982	2,201
	6,544	5,923
Valuation allowance	(2,979)	(2,392)
	3,565	3,531

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

I.	Summary of deferred taxes (cont.)

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2013	2012

Deferred income taxes included in long-term investments and other assets	3,781	4,174
Deferred income taxes included in long-term liabilities	(216)	(643)
	3,565	3,531

J.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011

The Company and its Israeli subsidiaries	17,296	20,060	19,680
Non-Israeli subsidiaries	20,706	17,629	8,184
	38,002	37,689	27,864

K.	Uncertain tax positions

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil.
Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
US dollars
(in thousands)
Balance at January 1, 2012	1,504
Decrease related tax positions of prior years	(1,076)
Translations differences related to the current year	11
Balance at December 31, 2012	439
Translations differences related to the current year	33
Balance at December 31, 2013	472

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero, therefore as of December 31, 2013, the liability with respect to uncertain tax positions is presented as short-term liability in the balance sheet (within "Other current liabilities").

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	EARNINGS PER SHARE

The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2013, 2012 and 2011, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	23,762	24,880	21,278

	Number of shares
	Year ended December 31,
(in thousands)	2013	2012	2011
Weighted average number of shares used in the computation of basic and diluted earnings per share	20,968	20,968	20,968

NOTE 17	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2013, US$ 303 thousand and US$ 193 thousand, respectively (In 2012 US$ 280 thousand and US$ 189 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 288 thousand (US$ 80 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies. (US$ 72 thousand and US$ 50 thousand in 2012 and 2011, respectively.)

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

See Note 20 with respect to the approval of a new service agreement with A. Sheratzky Holdings during February 2014.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	RELATED PARTIES (cont.)

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

See Note 20 with respect to the approval of a new service agreement with A. Sheratzky Holdings during February 2014.

The aggregate expenses to A. Sheratzky Holdings in 2013, 2012 and 2011 (including with respect to B. above), were approximately US$ 3,470,000, US$ 2,691,000 and US$ 2,618,000, respectively.

D.
In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 4,300) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2013, 2012 and 2011 was approximately US$ 59,000, US$ 56,000 and US$ 59,000, respectively.

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

The aggregate amount paid to Mr. Gil Sheratzky in 2013, 2012 and 2011 was approximately US$ 145,000, US$ 196,000 US$ 203,000, respectively.

Whereas the term of the agreement exceeds three years, under recent amendments to the Israeli Companies Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky, which according to current Israeli law will remain in force and effect until May 11, 2014.

See Note 20 with respect to the approval of a new service agreement with A. Sheratzky Holdings during February 2014.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING

A.	General information:

The operations of the Group are conducted through two different core activities: Location based services and Wireless communications products.  These activities also represent the reportable segments of the Group.

The reportable segments are viewed and evaluated separately by Company management, since the marketing strategies, processes and expected long term financial performances of the segments are different.

Location based services:

The Location based services segment consists predominantly of regionally- based stolen vehicle recovery (SVR) services, fleet management services and value-added services comprised of personal advanced locater services and concierge services.

The Group provides Location based services in Israel, Brazil, Argentina and the United States.

Wireless communications products:

The wireless communications product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, and automatic vehicle identification.  The Group sells products to customers in Israel, United States, and others.

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products	Other	Total

Year ended December 31, 2013

Revenues	126,951	43,216	-	170,167
Operating income (loss)	38,203	(273)	-	37,930
Assets	66,300	10,564	-	76,864
Goodwill	1,730	3,703	-	5,433
Expenditures for assets	12,312	264	-	12,576
Depreciation and amortization	9,360	358	-	9,718
Impairment of goodwill and intangible assets	2,816	1,804	-	4,620

Year ended December 31, 2012

Revenues	114,565	35,753	-	150,318
Operating income	29,604	343	-	29,947
Assets	65,332	10,629	-	75,961
Goodwill	3,692	4,351	-	8,043
Expenditures for assets	7,636	77	-	7,713
Depreciation and amortization	11,471	130	-	11,601

Year ended December 31, 2011

Revenues	120,410	39,757	-	160,167
Operating income	22,468	4,115	-	26,583
Assets	72,357	9,547	990	82,894
Goodwill	4,265	4,249	-	8,514
Expenditures for assets	12,982	188	-	13,170
Depreciation and amortization	14,376	127	-	14,503

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

C.	Information about reported segment profit or loss and assets:

The evaluation of performance is based on the operating income of each of the two reportable segments.

Accounting policies of the segments are the same as those described in the accounting policies applied in the consolidated financial statements.

Due to the nature of the reportable segments, there have been no inter-segment sales or transfers during the reported periods.

Financing expenses, net, non-operating other expenses, net, taxes on income and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated on the enterprise level.

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2013	2012	2011

Total revenues of reportable segment and consolidated revenues	170,167	150,318	160,167

Operating income
Total operating income for reportable segments	37,930	29,947	26,583
Unallocated amounts:
Other income (expenses) income	(166)	6,755	(819)
Financing income, net	238	987	2,100
Consolidated income before taxes on income	38,002	37,689	27,864

Assets
Total assets for reportable segments (*)	82,297	84,004	91,408
Other unallocated amounts:
Current assets	61,530	48,512	50,339
Investments in affiliated and other companies	1,511	242	287
Property and equipment, net	8,644	9,187	9,278
Other unallocated amounts	6,560	5,394	6,145
Consolidated total assets (at year end)	160,542	147,339	157,457

Other significant items
Total expenditures for assets of reportable segments	12,576	7,713	13,170
Unallocated amounts	1,387	2,320	3,065
Consolidated total expenditures for assets	13,963	10,033	16,235

Total depreciation and amortization for reportable segments	9,718	11,602	14,503
Unallocated amounts	1,858	3,069	3,298
Consolidated total depreciation and amortization	11,576	14,671	17,801

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2013	2012	2011

Israel	83,331	70,595	80,202
United States	4,876	4,749	4,116
Brazil	63,454	58,242	62,409
Argentina	15,190	13,546	12,345
Others	3,316	3,186	1,095
Total	170,167	150,318	160,167

	Property and equipment, net
	December 31,
(in thousands)	2013	2012	2011

Israel	9,051	9,440	10,244
United States	155	146	183
Brazil	19,178	20,132	25,892
Argentina	4,162	4,438	4,551
Total	32,546	34,156	40,870

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2013, 2012 and 2011 there were no sales exceeding 10% of total revenues to none of our customers.

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, derivatives and deposits in escrow.

Most of the Group’s cash and cash equivalents, deposits in escrow and short-term investments (including investments in trading marketable securities held by the Company from time to time), as of December 31, 2013 and 2012, were deposited with major banks (mostly in Israel). The Company is of the opinion that the credit risk in respect of these balances is immaterial.

Most of the Group’s sales are made in Israel, Brazil, Argentina and the United States, to a large number of customers, including insurance companies.  Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts.  Accordingly, the Group’s trade receivables do not represent a substantial concentration of credit risk.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency of each of the entities of the Group.

During 2013, the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency, will be affected by changes in exchange rates.

During 2013, all the financial derivatives were designated and accounted for as hedging instruments.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Liability derivatives
As of December 31, 2013	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other liabilities	568

Amounts reclassified to statement of income:

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of loss recognized in income
Year ended December 31, 2013		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	(295)

As of December 31, 2013, the notional amount of forward exchange contracts with respect to cash flow hedge of anticipated transactions amounted to US$ 28.5 million (US$ 1.5 million per month for the next 19 months).

C.	Fair value of financial instruments

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is an exit price, representing the amount that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants.

The Company measured cash equivalents and derivative financial instruments at fair value.  Such financial instruments are measured at fair value, on a recurring basis.  The measurement of cash equivalents are classified within Level 1.  The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates, based on the prevailing currency prices and the relevant interest rates.  Such measurement is classified within Level 2.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

C.	Fair value of financial instruments (cont.)

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, deposit in escrow, accounts receivable, accounts payable and other current assets and liabilities) approximates their carrying value, due to the short-term maturity of such instruments.

See also Note 1W.

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2013:

	December 31, 2013
(in thousands)	Level 1	Level 2	Level 3

Derivatives
Derivatives designated as hedging instruments	-	568	-

NOTE 20	-	SUBSEQUENT EVENTS

In February 2014, following the approval of the Company's general meeting of shareholders on January 28, 2014, the Company entered into new service agreements, setting forth the terms of services of its President and Co-Chief Executive Officers, and E-Com (a subsidiary of the Company) entered into a service agreement setting forth the terms of service of its Chief Executive Officer. These office holders are deemed the Company's controlling persons or their relatives and their terms of service were therefore approved by the general meeting of shareholders.

The new service agreements comply with the provisions of the Company's compensation policy for office holders as approved by the Company's shareholders on October 2013, and provide, among other things, for the payment of fixed monthly amounts (as detailed below) and of cash incentives.  The cash incentives shall be awarded based on: (a) the achievement by the Company of certain pre-determined profit-before-tax targets, up to 150% of the annual fixed amounts payable to the office holder; and (b) the Company's stock performance as compared to the performance of the TA 100 Index, up to 100% of the annual fixed amounts payable to the office holder. The following table presents the fixed monthly amounts as set forth in the new service agreements:

President	NIS 225,000 (or $64,800) plus VAT
Each Co- CEO	NIS 175,000 (or $50,400) plus VAT
CEO of E-Com	NIS 125,000 (or $36,000) plus VAT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of

Ituran Argentina S.A.

We have audited the accompanying balance sheets of Ituran Argentina S.A. (the “Company”) as of December 31, 2013 and 2012 and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and the results of its operations, changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 12, 2014 expressed an unqualified opinion.

/s/ Gonzalo Urien Berri Estudio Urien & Asociados Buenos Aires, Argentina
February 12, 2014

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officers

Dated: April 10, 2014