Form 20-F/A
period 2013-12-31
Ituran Location & Control Ltd.
filed 2014-04-16
CIK 1337117

UNITED STATES
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

 Yes ☐   No ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2013 of Ituran Location and Control Ltd., which was originally filed on April 10, 2014 (the "Original Filing") is being filed for the sole purpose of removing a typographical error appearing under the first table of Item 6 in the Original Filing (a reference to a removed asterisk, which was erroneously left in during the preparation of the report).  Therefore, this amendment includes Item 6 of the Annual Report on Form 20-F, as so amended, Item 19 (the Exhibit Index), the signature page of the Form 20-F and new certifications as specified in Rules 13a-14(a) and 13a-14(b) of the regulations promulgated under the Securities Exchange Act of 1934.

Other than as expressly set forth above, this amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any events that have occurred after the Original Filing was originally filed.

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

ITEM 19.       EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company(6)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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
4.9 4.9 (a)
Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012. (6)

4.10	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(5)
4.11	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.12	Form of Directors' Letter of Indemnity (English translation). (6)
4.13 4.14
Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (2) *
Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)

4.15	Ituran Location & Control Compensation Policy, as approved on October 31, 2013. (6)
4.16	Agreement dated February 23, 2012 between Ituran Systems De Monitoramento Ltda. and Mr. Avner Kurz (4)
4.17	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (6)
4.18	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (6)
4.19	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (6)
4.20	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (6)
8	List of significant subsidiaries.(6)
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).
13
Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005, and incorporated herein by reference.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	Filed as an exhibit to Form 6-K for the month of April 2012, filed on April 5, 2012, and incorporated herein by reference.

(5)	The current lessee under this agreement is the Registrant.

(6)	Filed as an exhibit to the Original Filing.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officers Dated: April 16, 2014