Form 20-F
period 2014-12-31
Ituran Location & Control Ltd.
filed 2015-04-28
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

 Yes ☐ No ☐

TABLE OF CONTENTS

USE OF CERTAIN TERMS		IV
FORWARD LOOKING STATEMENTS		IV
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
B.	BUSINESS OVERVIEW	16
C.	ORGANIZATIONAL STRUCTURE	27
D.	PROPERTY, PLANTS AND EQUIPMENT	28
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	29
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	OPERATING RESULTS	29
B.	LIQUIDITY AND CAPITAL RESOURCES	41
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	44
D.	TREND INFORMATION	44
E.	OFF-BALANCE SHEET ARRANGEMENTS	44
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	45
G.	SAFE HARBOR	45

i

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46
A.	DIRECTORS AND SENIOR MANAGEMENT	46
B.	COMPENSATION	50
C.	BOARD PRACTICES	53
D.	EMPLOYEES	58
E.	SHARE OWNERSHIP	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	61
A.	MAJOR SHAREHOLDERS	61
B.	RELATED PARTY TRANSACTIONS	63
C.	INTERESTS OF EXPERTS AND COUNSEL	69
ITEM 8.	FINANCIAL INFORMATION	69
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	69
B.	SIGNIFICANT CHANGES	71
ITEM 9.	THE OFFER AND LISTING	71
A.	OFFER AND LISTING DETAILS	71
B.	PLAN OF DISTRIBUTION	73
C.	MARKETS	73
D.	SELLING SHAREHOLDERS	73
E.	DILUTION	73
F.	EXPENSES OF THE ISSUE	73
ITEM 10.	ADDITIONAL INFORMATION	73
A.	SHARE CAPITAL	73
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	73
C.	MATERIAL CONTRACTS	81
D.	EXCHANGE CONTROLS	81
E.	TAXATION	82

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

        Our selected consolidated statements of income data for the years ended December 31, 2012, 2013 and 2014 and our selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2014	2013	2012	2011	2010
	In USD
	In thousands, except per share amounts
Revenues:
Location based services	133,692	126,951	114,565	120,410	108,101
Wireless communications products	48,435	43,216	35,753	39,757	39,724

Total Revenues	182,127	170,167	150,318	160,167	147,825
Cost of Revenues:
Location based services	46,852	44,850	44,974	49,731	41,272
Wireless communication products	38,142	36,015	29,786	29,758	33,037

Total cost of revenues	84,994	80,865	74,760	79,489	74,309

Gross profit	97,133	89,302	75,558	80,678	73,516

Research and development expenses	2,526	2,414	2,066	1,877	1,346
Selling and marketing expenses	9,264	9,715	8,489	8,543	8,675
General and administrative expenses	38,617	34,483	33,439	34,984	31,671
Other expenses, net	856	4,760	1,617	8,691	1,156

Operating Income	45,870	37,930	29,947	26,583	30,668
Other income (expenses), net	-	(166)	6,755	(819)	(14,745)
Financing income (expenses), net	1,704	238	987	2,100	139

Income before income tax	47,574	38,002	37,689	27,864	16,062
Income tax	(14,246)	(12,447)	(11,690)	(5,655)	(6,286)
Share in losses of affiliated companies, net	(421)	(1)	(39)	(23)	(3)

Net income for the year	32,907	25,554	25,960	22,186	9,773
Less: net income attributable to non-controlling interest	(2,478)	(1,792)	(1,080)	(908)	(1,071)

Net income attributable to Company stockholders	30,429	23,762	24,880	21,278	8,702

Earning per share
Basic	$1.45	$1.13	$1.19	$1.01	$0.42
Diluted	$1.45	$1.13	$1.19	$1.01	$0.42
Weighted average number of shares outstanding
Basic	20,968	20,968	20,968	20,968	20,968
Diluted	20,968	20,968	20,968	20,968	20,968

Consolidated Balance Sheets Data

	Year Ended December 31,
	2014	2013	2012	2011	2010
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in trading marketable securities	40,780	46,679	34,392	40,226	61,279
Working Capital	56,910	57,259	44,145	48,474	48,594
Total Assets	152,337	160,542	147,339	157,457	188,344
Total Liabilities	57,754	65,057	55,332	52,105	73,181
Retained Earnings	49,067	38,831	32,187	43,185	43,689
Stockholders Equity	90,696	90,918	88,027	101,194	110,771
Dividend declared per share	0.93	0.86	0.81	1.23	1.00

Other Data:

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(unaudited)

Subscribers of our location-based services(1)	817,000	741,000	667,000	623,000	604,000
Average monthly churn rate	3%	2.9%	3%	3.2%	2.8%

(1) number of subscribers is approximate.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

        Our business is dependent on the uninterrupted use of proprietary technology, both owned and licensed, from third parties. If we fail to protect, enforce and maintain our intellectual property rights, we may not be able to compete and our business and operating results could be negatively impacted. We seek to protect our intellectual property rights through a combination of patents, trademarks, copyrights, trade secret laws, know-how, confidentiality procedures and licensing arrangements. Even with the intellectual property protection currently in place, we may not be able to protect our technology from misappropriation or infringement and we may lose, or the relevant owners may restrict or lose, our current rights of use of the technology that we license from such owners. Any of our existing intellectual property rights may be invalidated, circumvented, challenged or rendered unenforceable. In addition, the laws of some countries in which we operate or plan to operate, may not protect intellectual property rights to the same extent as the laws of Israel or the United States, increasing the possibility of piracy of our technology and products. It may be necessary for us to litigate in order to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others, which litigation can be time consuming, distracting to management, expensive and difficult to predict..

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

On July 13, 2010 the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. At the time the notice was served to us, the tax deficiency notice was in the amount of R$36,499,984 (approximately US$22.1 million at the time) plus interest in the amount of R$30,282,420 (approximately US$18.2 million at the time) and penalties in the amount of R$66,143,446 (approximately US$40.0 million at the time). On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in our favor. The State of São Paulo filed an administrative appeal to the full bench session at the Administrative Court which has been dismissed and such a decision is non-appealable .

Furthermore, it is noted that the effect of aforesaid decision is limited to the period of August 2005 up to December 2007. It is possible that the State of São Paulo may issue us additional tax deficiency notices regarding the past 5 year period. However, we maintain our position, based among other things on the results of the aforesaid legal proceedings, that if such tax deficiency notices are issued in future, our chances of success in defending its position are overwhelmingly favorable.

For information concerning additional litigation proceedings, please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Material Legal Proceedings” below.

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

        Currently most of our base sites in Israel and Brazil and some of our base sites in Argentina operate without local building permits or the equivalent. Although relevant authorities in Israel, Brazil and Argentina have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli and Argentine authorities have begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites or the imposition of limitation on erection of new base stations. Should these enforcement measures be imposed upon us in Israel or Argentina, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected.

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

        Our headquarters and sole research and development facilities are located in Israel and our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. During July-August 2014 and November 2012, Israel was engaged in an armed conflict with a militant group and political party who control the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militant group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

        Moked Ituran Ltd., currently beneficially owns approximately 19.44%  of our outstanding ordinary shares (not including treasury stock held by us). The amount of shares owned by Moked Ituran Ltd, was significantly reduced on  September 16, 2014, by 6.82% (from 26.26%), due to Moked Ituran Ltd Shareholder, F.K. Generators and Equipment Ltd. sale of 1,431,000 of our ordinary shares through Moked Ituran Ltd.  For additional information concerning the transaction, see Item 6.A "Shareholders Agreement and Articles of Association of Moked Ituran Ltd.".  Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling a controlling interest in our company to a third party. This shareholder could exercise significant influence over our operations and business strategy and may use its voting power to influence all matters requiring approval by our shareholders, including the ability to elect or remove directors, to approve or reject mergers or other business combination transactions, the decision to raise additional capital and the amendment of our articles of association that govern the rights attached to our ordinary shares. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive our shareholders of a possible premium for ordinary shares as part of a sale of our company. For additional information concerning our major shareholders, see Item 7.A- "Major Shareholders" and Item 6.A. –Directors and Senior Management under the caption "Shareholders Agreement and Articles of Association of Moked Ituran Ltd.".

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

In 2010 we launched a new line of AVL products (IturanSave), which is based on our SMART products and tailored to be installed in medium-end vehicles, a market which was not previously targeted by us, offering our customers an affordable tracking device solution. This new line of products led to an increase in our sales since then.

On April 9, 2012, we entered into an agreement with General Motors Brazil (“GMB”) through a Brazilian company controlled by us. According to the agreement, GMB will offer its customers immobilization, location and Telematics services for the Chevrolet range of vehicles it sells in Brazil through Ituran’s Brazilian company. The sale and the installation of the anti-theft device will not be carried out by us. For the purposes of this agreement, we incorporated a new Brazilian subsidiary, Ituran Road Truck Ltda. in which we own 50% of the issued share capital. As of the date hereof, this Brazilian subsidiary has not yet commenced operations.

In December 2013 we invested $1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. According to the agreement with Bringg, we have invested by January 2015 an additional amount of $1.1 million and we now hold 40.8% of its share capital.

Capital Expenditures and Divestitures

We had capital expenditures of $15.2 million in 2014, $14 million in 2013 and $10  million in 2012. We have financed our capital expenditures with cash generated from our operations.

        Our capital expenditures in 2014, 2013 and 2012 consisted primarily of acquisition of operational equipment for $11.2 million, $10.2 million and $5.6 million, respectively.

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

Location-Based Services

        In 2014, 73.4% of our revenues were attributable to our location-based services. As of December 31, 2014, we primarily provided our services in Israel, Brazil, Argentina and the United States to approximately 340,000, 298,000,  158,000 and 21,000subscribers, respectively.

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

Fleet management services

        Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2014, we provided our services to approximately 122,000 end-users through 28,000 corporate customers in Israel, Brazil, Argentina and the United States.  We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.

Value-added services

        The personal locator services that we offer allow customers to protect valuable merchandise and equipment. We currently provide personal locator services in Israel, Brazil and Argentina and, as of December 31, 2014, we had approximately 8,000 subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to our subscribers in Israel, Argentina and Brazil. As of December 31, 2014, we had approximately 160,000 subscribers to our concierge service.

Wireless Communications Products

        In 2014, 26.6% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL.

        Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating equipment and merchandise will use our SMART products. As part of our expansion into additional markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market. Subscribers to our fleet management services use ERM hardware and our proprietary software

Industry Overview

        While we believe that the statistical data, industry data forecasts and market research discussed below are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information

(a) Location-based services

Stolen vehicle recovery

        The demand for vehicle security products and services is driven by vehicle theft rates, increasing security awareness among customers and insurance companies’ efforts to reduce incidents of loss. In addition, in Brazil, which is one of our primary markets, a regulation was adopted pursuant to which new vehicles (cars, motorcycles, trucks etc.), manufactured in Brazil or imported into the country may only be sold when equipped with a blocking (immobilizing) and GPS location system or tracking system (such as our products). However the implementation date of this regulation was delayed to June 31, 2016. This regulation may not enter in force on such date and may be subject to further delays, to amendments or to cancelation. In some of our markets, demand for SVR services has been enhanced by incidents of carjacking and car-related kidnappings that have increased consumers’ perceived crime risk. Additionally, theft of trucks carrying valuable or hazardous cargo (e.g., microchips and chemicals) represents a threat to commercial, industrial, public and personal safety and security.

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

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual;

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel	SVR	AVL
Fleet Management
Value-added services
Brazil	SVR	AVL
Fleet Management
Value-added services
Argentina	SVR	AVL
Fleet Management
United States	SVR	AVL
Fleet Management
Value-added services Asset protection to Auto Lenders

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 340,000 subscribers as of December 31, 2014. We maintain 103base stations in Israel, which provide complete coverage within the country. We also operate throughout Israel in providing fleet management services through GPS/GPRS based products and services.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 298,000 subscribers as of December 31, 2014. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro, where we maintain 137  base stations; however we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002 and we had approximately 158,000 subscribers as of December 31, 2014. We currently provide RF based products and services only in the metropolitan area of Buenos Aires, where we maintain 43 base sites; however, we also operate throughout Argentina in providing GPS/GPRS based products and services for fleet management.

■
United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States. As of December 31, 2014, we had approximately 21,000  subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2012, 2013 and 2014 no single customer or group of related customers comprised more than 10% of our total annual revenues.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2014, our selling and marketing team consisted of 127 employees.

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

        In Israel, Brazil and Argentina, we focus our marketing efforts on insurance companies and private customers; while in Brazil, our primary focus has shifted to the retail market during recent years. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2014, we had a total of approximately 817,000 subscribers for our SVR services.

Fleet management

        Vehicle fleet management systems are primarily marketed through vehicle fleets' departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2014, we provided our services to approximately 122,000 end users through 28,000 corporate customers and individuals in Israel, Brazil, Argentina and the United States. We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.

Value-added services

        Our concierge services are provided to existing SVR customers. As of December 31, 2014, we had approximately 160,000 subscribers to our concierge service in Israel, Argentina and Brazil and approximately 8,000 of our SMART devices were installed in valuable merchandise and equipment.

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

■
Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Argentina are LoJack Corporation and Megatrans S.A..

■
United States. In the United States, there are several major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Sky Link Corporation, Spireon (which also includes SysLocate and GoldStar), PassTime, Guide Point, Sky Patrol, Sky Guard, I-Metrik SVR and Position Plus.

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

Fleet Management

        The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in Israel are Pointer, ISR, Traffilog and Skylock; our major competitors in the United States are GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime and Spireon; our major competitors in Brazil are Sascar, Onixsat, Autotrac and Omnilink; and our major competitors in Argentina are LoJack Corporation, Megatrans SA.,  G4S, Sitrac S.A., American Tracer, Ubicar S.A. and Sky Cop.

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

        The telecommunication services and frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel – Agencia Nacional de Telecomunicatoes, in Brazil, the Comision Nacional de Comunicaciones, in Argentina, and the Federal Communications Commission, in the United States. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the National Institute of Industrial Technology of Argentina and in the United States by the Federal Communications Commission.

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

        Our frequency license in Israel was renewed for a term of five (5) years until July 31, 2017. Our frequency licenses in Brazil expire in 2019. Except in Brazil, where a request for a new license may have to be filed upon expiration of the license in 2019, we have options to extend all of our frequency licenses for periods ranging from three- to ten-years. In Argentina,the SECOM (Secretary of Communication), on July 15, 1999, granted us a license to provide services and the authorization to use frequencies. These authorizations do not have any expired date.

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

We are continuously in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued only 28 of these permits (13 of them have expired). With respect to the general permit from Israel’s Land Administration, in 2005 we entered into an agreement with the Israel’s Land Administration, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2010. In the event that the Israel Land Administration claims consideration for the erection of the base sites without a permit, we may be subject to penalties and payment of annual consideration for the years of use of those base sites.

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

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc.	USA	100%
Ituran USA Inc.	USA	88.5%*
Ituran de Argentina S.A.	Argentina	100%
Ituran Sistemas de Monitoramento Ltda.	Brazil	98%**
Ituran Instalacoes Ltda.	Brazil	98%
Teleran Holding Ltda.	Brazil	99.99%
Ituran servicos Ltda.	Brazil	98%
Ituran Road Truck Ltda.	Brazil	50%
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Internet Ltd.	Israel	100%
Mapa Mapping & Publishing Ltd.	Israel	100%

* 88.5% of the shares are held by Ituran U.S.A. Holding Inc., which is our wholly owned subsidiary; and the remaining shares are held by employees of Ituran USA Inc.
** we indirectly hold 98% of the shares (out of which one share is being held by Mr. Avner Kurz, the President of Teleran Holding Ltda.)
*** we indirectly hold 98% of the shares.

D.	PROPERTY, PLANTS AND EQUIPMENT

        As of the date of this report, and other than an office building of 8 floors in the area of approximately 5,356 sqm (57,651 square feet), which was purchased by our subsidiary Ituran Sistemas de Monitoramento Ltda (Ituran Brazil) in Sao Paulo, Brazil, and was later, on December 3, 2014 sold to us, we do not own any real estate.

        Other than the property in Brazil, all of our offices, headquarters, control centers and facilities are leased in accordance with our specific needs in the areas in which we operate. Additionally, we lease space for our base sites, in order to operate the reception and transmission stations of the system, in each area in which we provide our SVR services.

        In 2014 we leased an aggregate of approximately 43,153 square feet of office space in Azour and Holon, Israel. In 2014, the annual lease payments for these facilities were approximately $684,000. The initial term of the primary lease (in Azour) expired on March 31, 2013; and we renewed the lease until 2020. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

        In Buenos Aires, Argentina, we lease approximately 8,793 square feet of office space for approximately $ 83,470 annually, approximately 720 square feet for our control center for approximately $ 6,841 annually, approximately 5,253 square feet for our installation center for approximately $ 84,122 annually, approximately 2,121 square feet for our warehouse for approximately $14,877 annually, and approximately 862 square feet for our third warehouse for approximately $8,425 annually.

We lease approximately 7,460 square feet for our offices and control center in Florida for a monthly rate of $9,636. This lease commenced in October 2014 and is expected to end in September 2015. We are planning on extending our lease for additional 12 months commencing October 2015.

In 2014, we leased approximately 1050 Sq. m (11,020 square feet) of office space and warehouse in Brazil for approximately $133,000 annually.

        We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

The size of our base station sites varies from approximately 11 to 44 square feet. In Israel, we have 103 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,000 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 137 base station sites, of which 23 sites are leased from the same entity under a 15 years-contract,(commencing from 2012) for a monthly rate ranging from $500 to $3,400 per site . The remaining 114 sites are leased independently for an annual rate ranging from $200 to $800 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 43 base station sites, all of which are leased from three entities for a monthly rate ranging from $300 to $1,250 per site. The duration of the lease ranges from one to two years.

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

        As of December 31, 2014, we had approximately 298,000 subscribers in Brazil. We estimate that the total addressable market in Brazil several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

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

Geographical breakdown

Location-based services' subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2014	2013	2012
Israel	340,000	310,000	276,000
Brazil	298,000	262,000	238,000
Argentina	158,000	145,000	131,000
United States	21,000	24,000	22,000

Total(1)	817,000	741,000	667,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2014		2013		2012
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	56	33.5	51.5	31.8	45.2	25.4
Brazil	63.6	2.9	60.3	3.2	55.4	2.8
Argentina	12.5	1.3	13.6	1.6	12.3	1.1
United States	1.6	6	1.6	3.3	1.7	3.2
Others	-	4.7	-	3.3	-	3.2
Total(1)	$133.7	$48.4	$127.0	$43.2	$114.6	$35.7

(1)	We attribute revenues to countries based on the location of the customer.

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

Wireless communications products segment

The cost of revenues in our wireless communications products segment consists primarily of production costs of our third-party manufacturers and costs associated with installation fees.

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

There are a number of generally accepted methods used for valuing a reporting unit:

The ‘income approach’ which utilizes discounted forecasted cash flows, the ‘Market – approach', which utilizes pricing multiples of business entities with publicly traded securities whose business and financial risks are comparable to those of the reporting unit being valued and the 'Asset - based approach’,  which establishes a value based on the cost of reproducing or replacing the asset being valued.

These methods described may be used alone or in combination with one another.

As required by ASC Topic 820, "Fair Value Measurements", we apply assumptions that market participants would consider in determining the fair value of each reporting unit. We perform the annual goodwill impairment test for our reporting unit at December 31 of each year, or more often if indicators of impairment are present. Fair value is determined using valuation methodology that is considered appropriate under the circumstances (in connection with the assessment as of December 31, 2014, we utilized the "Income approach" with respect to one reporting unit and the Assets-based approach with respect to one reporting unit). Significant estimates used in the methodologies includes estimates of future cash flows, estimates of discount rates, growth rates, etc. We have performed impairment tests on our goodwill and other intangible assets. In 2013 and 2014, we wrote impairment losses of US$4.6 million and US$ 0.9 million, respectively In assessing the recoverability of our goodwill and other intangible assets, we must make assumptions regarding the estimated future cash flows (including, projected revenues, operating expenses and capital expenditures), future short-term and long-term growth rates and weighted average cost of capital which are based on management's internal assumptions, and believed to be similar to those of market participants and represent both the specific risks associated with the business, and capital market conditions. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges for these assets.

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

	Year Ended December 31,
	%
	2014	2013	2012
Consolidated statements of operations data:
Revenues:
Location based services	73.4	74.6	76.2
Wireless communications products	26.6	25.4	23.8

Total Revenues	100	100	100
Cost of Revenues:
Location based services	25.7	26.4	29.9
Wireless communication products	21	21.1	19.8

Total cost of revenues	46.7	47.5	49.7

Gross profit	53.3	52.5	50.3
Operating Expenses:
Research and development expenses	1.4	1.4	1.4
Selling and marketing Expenses	5.1	5.7	5.6
General and administrative expenses, net	21.2	20.3	22.3
Other expenses, net	0.4	2.8	1.1

Total operating expenses	28.1	30.2	30.4
Operating Income	25.2	22.3	19.9
Other income (expenses)	----	(0.1)	4.5
Financing income, net	0.9	0.1	0.7

Income before income tax	26.1	22.3	25.1
Income tax	(7.8)	(7.3)	(7.8)
Share in losses of affiliated companies, net	(0.2)	-	-

Net income for the year	18.1	15.0	17.3
Less: net income attributable to non-controlling interests	(1.4)	(1.0)	(0.7)

Net income attributable to company stockholders	16.7	14.0	16.6

Analysis of our Operation Results for the Year ended December 31, 2014 as compared to the Year ended December 31, 2013

Revenues

Total revenues increased from $170.2 million in 2013 to $ 182.1 million in 2014, or 7%. This increase consisted of an increase of $6.7 million from subscription fees from our location-based services and an increase of $5.2 million from sales of our wireless communications products.

Location-based services segment

Revenues in our location-based services segment increased by $6.7 million from $127 million in 2013 to $133.7 million in 2014, or 5.3%., due to an increase in the average annual number of subscribers from 703,000 in 2013 to 778,000 in 2014; however, this increase was offset by the negative impact of exchange rate fluctuations in the amount of approximately $11.3 million. If the negative impact of the exchange rate fluctuations was not accounted, our revenues would increase by $18 million.

Wireless communications products segment

Revenues in our wireless communications products segment increased from $43.2 million in 2013 to $48.4 million in 2014, or 12%. This increase of $5.2 million is primarily due to an increase of $5.7 million in our products' sales, mainly in Israel, and a negative effect of exchange rates fluctuation in an amount of $0.5 million.

Cost of revenues

Total cost of revenues increased from $80.9 million in 2013 to $85 million in 2014, or 5.1%. This increase consisted of an increase of $2 million in the location based services segment and an increase of $2.1 million in the wireless communication product segment. As a percentage of total revenues, cost of revenues decreased from 47.5% in 2013 to 46.7% in 2014.

Location-based services segment

Cost of revenues for our location-based services segment increased from $44.9 million in 2013 to $46.9 million in 2014, or 4.5%. This increase was primarily the result of an increase in salary expenses of approximately $4 million, and depreciation expenses of $0.7 million and increase in other various expenses such as enforcement and installation fees etc. in total of approximately $1.8 million, which was offset by effect of exchange rates fluctuations in an amount of approximately $4.5 million.  As a percentage of total revenues for this segment, cost of revenues decreased from 35.3% in 2013 to 35% in 2014.

Wireless communications products segment

Cost of revenues for our wireless communications products segment in 2014 increased from $36 million in 2013 to $38.1 million in 2014, or 5.8%. This increase was mainly due to the increase in our products' sales. As a percentage of total revenues for this segment, cost of revenues decreased from 83.3%  in 2013 to 78.7% in  2014,  mainly due to a change in the products sales mixture.

Operating expenses

Research and development

Our research and development expenses in 2014 increased from $2.4 million in 2013 to $2.5 million in 2014. As a percentage of total revenues, research and development expenses remained stable at 1.4%.

Selling and marketing

Our selling and marketing expenses decreased from $9.7 million in 2013 to $9.3 million in 2014, or a decreased of 4%. As a percentage of total revenues, selling and marketing expenses decreased from 5.7% in 2013 to 5.1% in 2014.

General and administrative

General and administrative expenses increased from $34.5 million in 2013 to $38.6 million in 2014, or 11.9%. This increase was primarily due to an increase in salary expenses in the amount of $4.2 million and an increase in allowance for doubtful accounts in the amount of $0.9 million which was  offset by the effect of exchange rates fluctuations in the amount of $2.3 million. As a percentage of total revenues, general and administrative expenses increased from 20.3% in 2013 to 21.2% in 2014.

Other expenses, net

Other expenses decreased from $4.8 million in 2013 to $0.9 million in 2014, primarily due to a $0.9 million impairment loss recorded in 2014, as compared to a $4.6 million impairment loss, which was recorded in 2013.

Operating income

Total operating income increased from $37.9 million in 2013 to $45.9 million in 2014, or 20.8%. This increase of approximately $7.9 million reflects an increase of $4.1 million in the operating income in the location-based segment and an increase of $3.8 million in the operating income in the wireless communication products segment.

Location-based services segment

Operating income in our location-based services segment increased from $38.5 million in 2013 to $42.6 million in 2014, or 10.6%. This increase was mainly attributed to a higher rate of increase in revenues from subscription fees as compared to the rate of increase of this segment's operating expenses during the period.

Wireless communications products segment

Operating income in our wireless communications products segment increased from an operating loss of $0.5 million in 2013 to an operating income of 3.3 in 2014. Our sales in this segment increased during 2014 mainly due to the increase in the volume of sale and the product mix.

Other (expenses) Income, net

Other expense, net of $0.2 million in 2013 was as a result of the sale of our holdings in an affiliated company.

Financing income, net

Financing income, net, increased from $0.2 million in 2013 to $1.7 million in 2014. This increase was mainly due to a decrease in short term interest expenses and in exchange rate differences.

Income Tax

Income Tax increased from $12.4 million in 2013 to $14.2 million in 2014, or 14.5%. As a percentage of income before tax on income expense tax decrease from 32.8% in 2013 to 29.9% in 2014 primarily due to a change in  the income before tax mix among the group's companies.

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

Wireless communications products segment

Cost of revenues for our wireless communications products segment in 2013 increased from $29.8 million in 2012 to $36 million in 2013, or 20.8%. This increase was mainly due to the increase in our products' sales. As a percentage of total revenues for this segment, cost of revenues remained stable in 2012 and 2013 at 83.3%.

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

Other expenses, net

Other expenses increased from $1.6 million in 2012 to $4.8 million in 2013, primarily due to a $4.6 million impairment loss recorded in 2013, as compared to a $0.7 million impairment loss, which was recorded in 2012.

Operating income

Total operating income increased from $29.9 million in 2012 to $37.9 million in 2013, or 27.1%. This increase of approximately $8.1 million reflects an increase of $8.6 million in the operating income in the location-based segment and a decrease of $0.6 million in the operating income in the wireless communication products segment.

Location-based services segment

Operating income in our location-based services segment increased from $29.9 million in 2012 to $38.5 million in 2013, or 28.8%. This increase was mainly attributed to a higher rate of increase in revenues from subscription fees as compared to the rate of increase of this segment's operating expenses during the period.

Wireless communications products segment

Operating income in our wireless communications products segment decreased from an operating gain of $0.1 million in 2012 to an operating loss of $0.5 million in 2013. Although our sales in this segment increased during 2013, an impairment loss in the amount of $1.8 million, which we recorded with respect to goodwill and intangible assets in this segment, resulted in an operating loss.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2012, 2013 and 2014, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2012, 2013 and 2014, we derived approximately 8.7%, 8.3%  and 10% of our revenues in dollars, 43.6%, 45.5% and 46% in NIS, 38.7%, 37.3% and 36.5% in Brazilian Reals and 9%, 8.9% and 7.6% in Argentine Pesos, respectively. In fiscal years 2012, 2013 and 2014, 18%, 20.1% and 14.8% of our expenses were incurred in dollars, 38.5%, 41% and 46.7% in NIS, 34.4%, 29.9% and 30.8% in Brazilian Reals and 9.1%, 8.9% and 7.7% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2014, accumulated and other comprehensive income decreased by 11.1 million as compared to the year 2013. In 2013, accumulated and other comprehensive income decreased by $3.2 million as compared to the year 2012. In 2012, accumulated and other comprehensive income decreased by $2.3 million as compared to the year 2011.

The fluctuation of the other currencies in which we incur our expenses or generate revenues against the dollar has had the effect of increasing or decreasing (as applicable) reported revenues, cost of revenues and operating expenses in such foreign currencies when converted into dollars from period to period. The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and operating income for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Actual	At 2011 exchange rates(1)	Actual	At 2012 exchange rates(1)	Actual	At 2013 exchange rates(1)
	(In thousands)

Revenues	$150,318	$166,475	$170,167	$174,879	$182,127	$193,977
Gross profit	75,558	84,935	89,302	91,937	97,133	103,871
Operating income	29,947	34,496	37,930	39,630	45,870	49,437

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

We fund our operations primarily from cash generated from operations. In 2012, 2013 and 2014, we had $34.4 million, $46.7 million and $40.8 million in cash, marketable securities and deposit in escrow (long and short term) and $44.1 million, $57.2 million and $56.9 million in working capital, respectively. We hold our cash and cash equivalents in US dollars or the local currency of their location.

In 2014 and 2013 we did not have any long term borrowings from banks; and in 2012 our long term borrowings from banks amounted to 0.2$. In 2012, 2013 and 2014, we also had $0.5 million, $0.7 million and $0.5 million respectively, available to us under existing lines of credit of which we have utilized $0.2 million in 2012.  In 2013 and in 2014, we have not utilized our lines of credit.

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

We had long-term liabilities in 2012, 2013 and 2014 of $7.9 million, $9.6 million and $10.2 million, respectively, for employee pension costs for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $5.5 million, $6.6 million and $6.6million in 2012, 2013 and 2014 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

In Argentina, since the end of 2012, there are several government regulations applied to foreign trade that affects the Company operation.

The global scheme is an effort of the government to stop or reduce the needs of foreign currency sending outside the country by people and corporations.

The regulations are:

1.	It is not allowed for Companies to buy foreign currency for savings,

2.	It is mandatory to get formal authorization to import goods,

3.	If the importation is admitted, it is mandatory to obtain a formal authorization to pay it abroad. The exchange rate is at Official Dollar,

4.	It is mandatory to obtain previous authorization, for paying abroad Services to providers,

5.	It is mandatory to obtain previous authorization, for paying abroad dividends to shareholders. Getting this Authorization practically is not possible.

6.
Since September 23, 2013, there is an additional rate of 10% Income Tax applied on dividends payments that should be withheld at the payment moment, In addition there is an inflation in pesos of about 30%-38% per year, while it is difficult to adjust our prices at the same rate.

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

Following the revision of our dividend policy in 2012, we declared and paid the following quarterly dividends in 2012: on May 29, 2012, we declared a dividend in the amount of NIS 9.7 million or $2.5 million, which was paid on June 27, 2012, on August 14, 2012 we declared a dividend in the amount of NIS 20 million or $5.2 million, which was paid on October 10, 2012, and on November 18, 2012 we declared a dividend in the amount of NIS 9.7 million, or $2.6 million, which was paid on January 9, 2013; and we declared and paid the following quarterly dividends in 2013: on February 17, 2013, we declared a dividend in the amount of NIS 25.4 million or $7 million, which was paid on April 4, 2013, on May 13, 2013, we declared a dividend in the amount of NIS 10.5 million or $3 million, which was paid on July 11, 2013, on August 5, 2013, we declared a dividend in the amount of NIS 12.6 million or $3.6 million, which was paid on October 3, 2013, and on November 13, 2013, we declared a dividend in the amount of NIS 12.6 million or US$3.6 million, which was paid on January 8, 2014. In addition, on February 19, 2014 we declared a quarterly dividend in the amount of NIS 27.3 million or $8 million, which will be paid on April 10, 2014, with respect to the fourth quarter of 2013. On May 15, 2014 we declared a quarterly dividend in the amount of NIS 13.8 million or $4 million, which was paid on July 3, 2014, with respect to the first quarter of 2014. On August 11, 2014 we declared a quarterly dividend in the amount of NIS 13.8 million or $4 million, which was paid on October 7, 2014, with respect to the second quarter of 2014. On November 18, 2014 we declared a quarterly dividend in the amount of NIS 17.2 million or $4.5 million, which was paid on January 7, 2015, with respect to the third quarter of 2014.

Until the date of this report, we have repurchased 2,507,314 of our shares.

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(In thousands)

Net cash provided by operating activities	37,731	$46,697	$32,215
Net cash used in investing activities	(13,244)	(15,466)	(9,559)
Net cash used in financing activities	(22,426)	(17,547)	(27,341)
Effect of exchange rate changes on cash and cash equivalents	(5,340)	(1,440)	(1,132)
Net increase (decrease) in cash and cash equivalents	(3,279)	$12,244	$(5,817)

Years ended December 31, 2014, December 31, 2013 and December 31, 2012

Net cash provided by operating activities

Our operating activities provided cash of $32.2 million in 2012, $46.7 million in 2013 and $37.7 million in 2014.

The decreased of approximately $9 million in cash from operating activities in 2014 as opposed to 2013 was due primarily to:

-	an increase in the net income for the year, excluding depreciation, amortization and impairment of goodwill in an amount of approximately $3.4 million;
as offset by:
-	an increase in other current and non-current assets in a total amount pf approximately $5.3 million;
-	a decrease in current and non-current liabilities in a total amount of approximately $6.8 million;

The increase of approximately $14.5 million in cash from operating activities in 2013 as opposed to 2012 was due primarily to:

-	an increase in the operating income, excluding depreciation, amortization and impairment of goodwill in an amount of approximately $9.5 million;
-	a decrease in inventory in a total amount of approximately $5 million;
-	a decrease in other current and non-current assets in a total amount pf approximately $2.2 million;
-	an increase in other liabilities in a total amount of approximately $6.0 million;
-	an increase in accounts payable in an amount of approximately $1.8 million;
as offset by:
-	an increase in deferred taxes in an amount of approximately $2.8 million; and
-	a decrease in deferred revenues in the amount of $1.8 million.

Net cash used in investing activities

Net cash used in investing activities in 2014 in an amount of approximately $13.2 million, includes mainly capital expenditures in the amount of $15 million, an investment in marketable securities in the amount of $2.8 million and on the other hand we have exercised a deposit in escrow in the amount of $5 million.

Net cash used in investing activities in 2013 in an amount of approximately $15.5 million, includes mainly capital expenditures in the amount of $14.2 million and an investment in an associate company in the amount of $1.4 million.

Net cash used in investment activities in 2012 in an amount of approximately $9.5 million, includes mainly capital expenditure in an amount of $9.7 million.

Net cash used in financing activities

Net cash used in financing activities in 2014 in an amount of approximately $22.4 million consisted primarily of a cash dividend payment in an amount of $19.3 million and a cash dividend payment in an amount of approximately $2.6 million paid by our subsidiary to the non-controlling interest.

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

Expenditures for research and development activities undertaken by us were approximately $2.5 million in 2014, $2.4 million in 2013 and $2.1 million in 2012.

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

F.         TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2014:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases	8,423	1,943	2,392	1,877	2,211
Long-term loans	-	-	-	-	-
Purchase Obligations	6,228	6,228	-	-	-
Total	14,651	8,171	2,392	1,877	2,211

G.        SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	68	President and director
Yehuda Kahane	70	Director
Ze'ev Koren	69	Chairman of the Board of Directors and an independent director
Efraim Sheratzky*	62	Director
Eyal Sheratzky	46	Co-Chief Executive Officer and Director
Nir Sheratzky	42	Co-Chief Executive Officer and Director
Gil Sheratzky	37	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	41	Director and an independent director
Yigal Shani	70	Director
Israel Baron(1)(2)(3) +	61	External Director
Gidon Kotler(1)(2)(3)	74	External Director
Tal Sheratzky- Jaffa **	37	Director and an independent director
Ami Saranga	51	Deputy Chief Executive Officer
Eli Kamer	48	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	49	General Counsel
Udi Mizrahi	43	VP Finance

Notes:
(1)  Member of audit committee
(2) Member of compensation committee
(3) External director elected in accordance with the Israeli Companies Law
+Chairperson of all committees

* Mr, Yigal Shani was reappointed by the board together with Efraim Sheratzky on February 9, 2015 in order to replace Mr. Avner Kurz and Mr. Amos Kurz (respectively) who resigned from the board on September 15, 2014 due to amendment of the shareholder agreement of Moked Ituran.
** Appointed by the board on March 13, 2014, replacing Mr. Yigal Shani, who has resigned on the same day in order to allow compliance with the provisions of the Israeli Companies Law, which require that the board of directors shall include at least one female.

Izzy Sheratzky is a co-founder of our company and its President. He has previously served as the Chairman of our Board of Directors, which in our company constitutes both an officer and director positions, ever since our company was acquired from Tadiran in 1995. Until 2003, Mr. Sheratzky also served as our Chief Executive Officer. Mr. Sheratzky also serves as the Chairman of the Board of Directors of Moked (1973) Investigations Company Ltd., Moked Services, Information and Investments Ltd., and Moked Ituran. He also serves as a director in Tikal Document Collection Ltd. Mr. Sheratzky is the father of Eyal, Nir and Gil Sheratzky, Brother of Efraim Sheratzky and uncle of Tal Sheratzky-Jaffa.

Yehuda Kahane is a co-founder of our company and has served on our board since 1995. Professor Kahane is an entrepreneur in both the academic and business arenas. He received the highest international insurance award for his lasting contribution to the theory, practice and education in insurance and risk management.  He founded and chairs the YKCenter for Preparing for the New Economy. Professor Kahane is a Professor Emeritus from the Faculty of Management, Tel Aviv University where he headed the Institute for Business and the Environment. He taught at many business schools around the world, including the Wharton School, the University of Texas, the University of Toronto and the University of Florida, and has founded and served as the first Dean of the Israeli Academic School of Insurance. Professor Kahane chairs and is a major owner of Pango Parking and of Capital Point Ltd., and is active in the formation, seed investment and management of start-up companies and technological incubators, unrelated to our company. He is involved in a large number of not-for-profit enterprises dealing with a variety of aspects of the new Economy, with the association for the visually impaired people, and is a honorary member of the Israel-Brazil chamber of Commerce. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem. He specializes in insurance, risk management, environmental issues and technological forecasting. He is the father of Yoav Kahane.

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

Efraim Sheratzky was appointed to the board on February 9, 2015 to replace Mr. Amos Kurz, as a Class A Director. Efraim Sheratzky studied insurance in the Israeli Insurance College. Efraim Sheratzky owns together with Yigal Shani, Tzivtit Insurance Agency (1998) Ltd. Efraim Sheratzky served as our director from 1999 and until 2005. Efraim Sheratzky is the brother of Izzy Sheratzky and the uncle of Eyal, Nir and Gil Sheratzky and father of Ms. Tal Sheratzky-Jaffa.

Eyal Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and as a Co-Chief Executive Officer since 2003. Prior to 2003, he served as an alternate Chief Executive Officer of our company in 2002 and as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA. Mr. Sheratzky is the son of Izzy Sheratzky and the brother of Nir and Gil Sheratzky and cousin of Effraim Sheratzky.

Nir Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and as a Co-Chief Executive Officer since 2003. Prior to 2003, Mr. Sheratzky served as an alternate Chief Executive Officer of our company from 1995 to 2003. Mr. Sheratzky is also a director in Moked Ituran. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky and the brother of Eyal and Gil Sheratzky and cousin of Effraim Sheratzky.

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd.  From 2003 and until 2013  Mr. Sheratzky served as our advertising officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Nir Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and cousin of Effraim Sheratzky.

Yoav Kahane has served as director of our company since 1998. Mr. Kahane is serving as the Chief Executive Officer of Spot-On Therapeutics Ltd., a startup company that develops a medical device for the treatment of dizziness. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.

Yigal Shani has served as a director of our company since its acquisition from Tadiran in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998) Ltd. together with Efraim Sheratzky,., which provides insurance services to our company. Mr. Shani, has resigned on March 13, 2014 in order to allow compliance with the provisions of the Israeli Companies Law, which require that the board of directors to include at least one female and was reappointed on February 9, 2015 to replace Mr. Avner Kurz, as a Class B Director.

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board's committees. Mr. Baron serves as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel..   Israel Baron was reelected on December 15, 2014for additional 3 year term to serve as external director.

Gidon Kotler is an external director of our company.  He was nominated on April 30, 2014. Mr. Kotler has been serving as the assets manager of Strauss-Group Ltd., one of Israel's largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center's management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010.

Ms. Tal Sheratzky -Jaffa was appointed as a member of the board, and serves as a Class A director until December 25, 2016. Ms. Sheratzky-Jaffa is a partner at the High Tech and Venture Capital Department of the law firm Amit, Pollak, Matalon and Co.(APM), specializing in the fields of mergers and acquisitions, venture capital and private equity investments, fund formation, high-tech and corporate governance. Prior to joining APM, Ms. Sheratzky-Jaffa was an associate at the New York offices of the international law firm Akin Gump Strauss Hauer & Feld. Ms. Sheratzky-Jaffa holds LL.B and B.A degrees in Economics from Haifa University and LL.M degree from Columbia University (New York) and is a member of the Israeli Bar Association and the New York State Bar. Ms. Sheratzky-Jaffa is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the daughter of Efraim Sheratzky.

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

Our articles of association provide for staggered three-year terms for all of our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Nir Sheratzky, Yigal Shani  and Yehuda Kahane (class B), who were re-elected on December 13, 2014; Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 6, 2012; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa  and Yoav Kahane (class A), who were re-elected on December 26, 2013. This classification of the board of directors may delay or prevent a change of control of our company.

Mr. Israel Baron and Dr. Orna Ophir were re-elected to serve as external directors for a three-year term as required under the Israeli Companies Law on December 13, 2011. Dr. Ophir passed away in January 2014.  On April 30, 2014, an extraordinary shareholders meeting appointed Mr. Gidon Kotler as our new external director. In addition the Company has appointed prior to this meeting (on March 13, 2014), to its board of directors, Ms.Tal Sheratzky- Jaffa, a female who is not a controlling person or its relative (as such term is defined in the Israeli Companies Law), in order to comply with the provision of the Israeli Companies Law, which provide that if, at the time of the election of the external director, all directors who are not controlling persons or their relatives are of the same gender, then the elected external director must be of the other gender.

Shareholders Agreement and Articles of Association of Moked Ituran Ltd..

On May 18, 1998, a shareholders agreement was entered into between Moked Ituran Ltd. and each of its shareholders, Moked Services, Information, Management and Investments Ltd. (38%), F.K. Generators and Equipment Ltd. (26%), Yehuda Kahane Ltd. (26%), Gideon Ezra, Ltd. (2.5%), T.S.D. Holdings Ltd. (3.75%) and G.N.S. Holdings Ltd. (3.75%). On May 18, 1998, Moked’s articles of association were amended to incorporate some of the provisions of the shareholders agreement as well as other provisions governing the relationship of its shareholders. The Moked articles were amended again on September 6, 2005 to correspond to an amendment to the shareholders agreement that was entered into on such date. On September 17,  2014, , and F.K. Generators and Equipment Ltd rights and obligations in the shareholders agreement were terminated following the execution of their right to sell their portion in our shares as was defined in the terms of the second amendment of Moked shareholder agreement.

Gideon Ezra, Ltd. is a company wholly owned by Mr. Doron Ezra. Moked Services, Information, Management and Investments is a company owned by A. Sheratzky Holdings Ltd. (a company controlled by Izzy Sheratzky, 93%, and in which each of Eyal Sheratzky and Nir Sheratzky, Co-CEO's of Ituran and directors, holds 3.5%). F.K. Generators and Equipment is a company controlled by Perfect Quality Trading Ltd. (51%), a company owned by Avner Kurz, Amos Kurz and Uri Kurz in equal parts. Yehuda Kahane Ltd. is a company owned by Professor Kahane and Rivka Kahane. T.S.D. Holdings is a company controlled by Efraim Sheratzky. G.N.S. Holdings is a company controlled by Yigal Shani

The shareholders agreement (as amended) and Moked’s amended articles of association provide as follows:

■	Prior to the time a shareholders meeting of our company takes place, a separate meeting of the shareholders of Moked will be convened.

■	At the Moked shareholders meeting, all matters included in our meeting’s agenda will be discussed and voted on.

■
The required quorum in the Moked meeting will be any number of shareholders actually present. The resolutions will be adopted by a majority of the votes present and voting, based on the relative shareholdings in Moked, with the exception of Moked Services, Information, Management and Investments, which is entitled to 41.5% of the voting rights..

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

This shareholders agreement is in effect only for as long as Moked holds at least 15% of our issued and outstanding share capital.

B.        COMPENSATION

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2014 was approximately $194,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item  6.C - Board Practices  under the caption "External directors" below. Our audit committee and board of directors approved compensation for Mr. Ze'ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2014, we paid the sum of NIS 291,000 (approximately $81,000) to our external directors, NIS 200,000 (approximately $56,000) to Mr. Ze'ev Koren, NIS 126,000 (approximately $36,000) to Mr. Yoav Kahane.

We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate cost to the Company of the compensation paid to our Co-Chief Executive Officers in 2014 was $3,198,000. The aggregate compensation paid to all Ituran officers as a group during 2014 was approximately $9,404,000. In 2014 we paid an aggregate amount of $142,000 to two directors who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation paid to our 5 highest paid officers in 2014 according to our 2014 financial reports:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izi Sheratzky (President)	720	-	-	-	1,241	256	2,217
Eyal Sheratzky (Co-Chief Executive Officer)	552	-	-	-	848	199	1,599
Nir Sheratzky (Co-Chief Executive Officer)	552	-	-	-	848	199	1,599
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)*	384	26	2	-	577	142	1,131
Ami Saranga (Deputy Chief Executive Officer)	-	191	44	46	39	-	320
Total of our 5 highest paid officers	2,208	217	46	46	3,553	796	6,866

*80% of the compensation of Gil Sheratzky was paid by us, the rest 20% was paid by our subsidiary E-Com Global Electronic Commerce Ltd.

During 2014, we set aside $477,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2014, Messrs. Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky provided their services as President and Co-Chief Executive Officers, respectively, as independent contractors pursuant to services agreements, which were approved by our shareholders meeting in May 2011, between us and A. Sheratzky Holdings Ltd., a company controlled by Izzy Sheratzky. In addition, during 2014, Mr. Gil Sheratzky provided his services as the Chief Executive Officer of one of our subsidiaries, E-Com Global Electronic Commerce Ltd., pursuant to an employment agreement approved by our shareholders meeting in May 2011. See Item 7.B. – Related Parties Transactions under the caption “Transactions with our directors and principal officers” below.

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

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee.  In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2014, we paid a total of $823,000 to our officers and employees pursuant to the above bonus schemes.

Our compensation policy for office holders

In December 2012, amendment no. 20 to the Israeli Companies Law became effective. Among other things, this amendment requires Israeli public companies to set forth their policy regarding their office holders' terms of office, including fixed compensation, target-based incentives, equity awards, severance and other benefits. The amendments also set forth the considerations that should be applied when devising a compensation policy for office holders.

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

C.        BOARD PRACTICES

Board of Directors

Pursuant to our articles of association as presently in effect, our board of directors generally consists of twelve directors, including at least  three independent directors in accordance with the listing rules of Nasdaq concerning the composition of audit committees, of whom two directors are external directors as required by Israeli law.  Our independent directors, as such term is defined under the Nasdaq listing rules, are Mr. Baron, Mr. Kotler, Mr. Koren, Mr. Yoav Kahane and Ms. Tal Sheratzky - Jaffa, Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected, and may in certain circumstances be removed, by the majority of our shareholders. However, see Item 6.A – Directors and Senior Management for a description of our staggered board and the shareholders agreement and articles of association of Moked Ituran Ltd.  Our board of directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire.

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

External directors are generally elected to serve an initial term of three years and may be re-elected to serve in that capacity for two additional three-year terms; however, companies whose securities are listed on recognized foreign exchanges, such as Nasdaq, may extend the service terms of their external directors for additional unlimited terms, each of no more of than three years , subject to the approval of the audit committee and the board of directors that such extension is for the benefit of the company in view of the directors’ expertise and special contribution to the operation of the board and its committees and these reasons together with the term served by the external director were presented to the shareholders prior to their approval  (see the Israeli Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000-5760). The appointment of an external director for additional terms may be brought for the approval of the shareholders either by the board of directors or by a shareholder that holds at least 1% of the company’s voting rights, provided that the nominee is not a related or competing shareholder (as defined below) or a relative thereof, at the time of the appointment, and does not have an affinity to such shareholder (as defined below) at the time of the appointment or the two years preceding such appointment.  The term "related or competing shareholder" means the shareholder who proposed the appointment or a 5% shareholder of the company if, at the time of the appointment, his controlling person or a company controlled by either of them, has business relations with the company, or if he, his controlling person or a company controlled by either of them are competitors of the company. The term "affinity" means the on-going existence of work relationship, business or professional relationship or control and the service as an officer.

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

Mr. Israel Baron is now serving his fifth term as an external director of the Company, who was reelected on of December 14, 2014 for a term of 3 years. Mr. Gidon Kotler was appointed on April 30, 2014  by an extraordinary shareholders meeting as our new external director, following the death of our former external director, Dr. Orna Ophir, in January 2014.

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

Our board of directors has formed an audit committee that is empowered, among other things, to exercise the powers of the board of directors concerning our accounting, reporting and financial control practices. Our audit committee operates in accordance with a charter, which complies with the provisions of the Israeli Companies Law and the Nasdaq listing rules. The members of the audit committee are currently Messrs. Israel Baron, Gidon Kotler and Yoav Kahane, all of whom are independent as required of members of the audit committee under the Nasdaq listing rules Mr. Gidon Kotler was appointed on April 30, 2014 to replace Dr. Orna Ophir who passed away in January 2014.  Our board of directors has determined that Mr. Israel Baron possesses financial sophistication as required by Rule 5605(c)(2) under the Nasdaq listing rules, and that both Mr. Baron and Mr. Kotler possess accounting and financial expertise as defined by Israeli regulations.

Pursuant to the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010, a reporting entity, except for a reporting entity that is subject to Chapter E(3) of the Israeli Securities Act, is required to establish a committee of the board of directors for the examination of financial statements. Since we are a reporting entity under Chapter E(3), we are not obliged to constitute a committee for the examination of financial statements; and therefore, commencing with the financial statements for the first quarter of 2013, we ceased holding meetings of the examination of financial statements committee; and instead, our audit committee considers the financial statements prior to their approval by the board.

Pursuant to the 22nd amendment in the Israeli Company law, which was set to define new rules to approve transaction of the public company with its controlling shareholders, or the transaction in which the controlling shareholder has interest.  The law requires from our Audit committee to set up rules to define the criteria for classification of transactions, which are neither Insignificant Transactions nor extraordinary transactions, and their procedures of approval that will be determined per each year in advance. In addition the law requires from the Audit Committee to set methods of examining transactions with the controlling shareholders, in order to enable their classification and their comparison to the conditions in the free market. The Audit Committee resolved on September 29, 2014 as follows:

1.	Transaction that is neither extraordinary, nor insignificant.

Definition: the relevant criteria that is calculated for the transaction is such transaction which is higher than 0.25% of the equity of the company according its last combined financial reports, or higher than 1% of average net revenue of the past 3 years of the company in their absolute value, in the last 2 calendar years prior to the date of the transaction is being reported according the last financial report of the company.

Methods of approval: approval by the senior management of the company (from vice chief executive officer and higher) and report to the Board. The following transactions will require also the approval of the Audit Committee:

(1)	Transaction which is higher than 4.5% of the equity of the company according its last combined financial reports which were published prior to the approval of the transaction.

(2)	Transaction that involves risks or significant exposure beyond mere monetary liabilities or obligations.

(3)	Transaction in which the company enters a new activity field or exits from an existing activity field.

2.	Insignificant transaction:

Definition: such transaction which is not higher than 0.25% of the equity of the company according its last combined financial reports, or is not higher than 1% of average net revenue of the past 3 years of the company in their absolute value, in the last 2 calendar years prior to the date of the transaction is being reported according the last financial report of the company.

Methods of approval: Approval by the management of the company or by the in charged officer in the company (vice chief executive officer, other officer or other in charged body in the company according the decisions of the company.

3.	General rules:

(1)
Any transaction with a controlling shareholder or any transaction that a controlling shareholder has an interest in, will be brought before the Audit Committee, which will determine its type and decide on case by case basis on defining it as an insignificant transaction or other kind of transaction, and will decide on its review and on its approval.

(2)
According the adopted criteria, transactions with Tzivtit Insurance Agency (1998) Ltd. and with Rinat Yogev Nadlan Ltd. shall be classified as Insignificant transactions. If the extent of such transactions will remain similar during the following years, our management shall be deemed qualified to approve such transactions and to report them to the Audit Committee.

(3)	Every year the criteria for classifying transactions as set up above shall be brought for reapproval by the Audit Committee.

Compensation committee

The Israeli Companies Law mandates the appointment of a compensation committee comprising of at least three directors. The compensation committee must include all of the external directors, who shall constitute the majority of the members thereof, and its remaining members shall be directors whose terms of service comply with the provisions promulgated concerning the remuneration of external directors. The chairman of the committee must be an external director. The members of the Compensation committee are currently Israel Baron, Gidon Kotler and Yoav Kahane. Mr. Gidon Kotler was appointed on April 30, 2014 to replace Dr. Orna Ophir who passed away in January 2014. All members of our compensation committee are independent directors as defined by the Nasdaq listing rules, and all of whom meet the composition requirements under the Israeli Companies Law.

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

According to our compensation committee charter, the compensation committee, among its other duties, is responsible on reviewing the disclosure in this form which concerns the Compensation Policy and the sections describing the Terms of Service of Officers, controlling persons and their relatives.

Internal auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be:

■	a person (or a relative of a person) who holds more than 5% of the company's shares or voting rights;
■	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
■	an executive officer, director or other affiliate of the company; or
■	a member of the company's independent accounting firm.

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

D.        EMPLOYEES

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2014	2013	2012
By area of activity:
Control Center	401	361	346
Research and Development	54	33	27
Sales and Marketing	127	110	96
Technical support and IT	271	254	234
Finance, Administration and Management	209	216	217
Private enforcement and operations	395	356	353
Manufacturing	65	62	47
Total	1,522	1,392	1,320

By geographic location (out of total):
Israel	703	628	599
Brazil	617	550	519
Argentina	162	183	171
United States	40	31	31
Total	1,522	1,392	1,320

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

Argentina

Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause. Argentine employers are also required to contribute for the following items: (a) Pension funds 21% (b) health insurance for employees 6% (c) occupational accident insurance 2.88%; and (d) Retirement fund insurance 3.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them.

United States

We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

E.         SHARE OWNERSHIP

The following sets forth, as of March 31, 2015 the share ownership of our directors and executive officers listed in Item 6.B above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership(3)

Izzy Sheratzky(4)	4,146,747	19.8
Professor Yehuda Kahane (5)	1,647,021	7.9
Zeev Koren	-	-
Efraim Sheratzky (6)	279,867	1.3
Yigal Shani (7)	316,010	1.5
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Tal Sheratzky- Jaffa	*	*
Israel Baron	-	-
Gidon Kotler	-	-
Ami Saranga	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	-	-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.

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

(3)	Amounts in this column are based on 23,475,431 ordinary shares outstanding as of March 31, 2015, less 2,507,314 treasury shares held by us.

(4)
Shares beneficially owned include: (a) 69,430 shares directly owned by Mr. Sheratzky and an entity wholly owned by him; (b) 4,075,952shares owned by Moked Ituran Ltd., which Mr. Sheratzky is deemed to beneficially owns due to his shared voting and investment power over such shares in accordance with that certain shareholders agreement, dated May 18, 1998 as amended on September 6, 2005 and on September 17,  2014, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.A. –Directors and Senior Management under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” above; (c) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

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

(6)
Shares beneficially owned include: (a) 7,357  shares directly owned by Efraim Sheratzky, (b) 66,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Efraim Sheratzky may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Yigal Shani, and (c) 206,510 shares owned by Moked Ituran, which Mr. Sheratzky may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Sheratzky may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G T.S.D. Holdings Ltd, the holder of 3.75% of Moked’s shares.

(7)
Shares beneficially owned include: (a) 43,500 shares directly owned by Yigal Shani, (b) 66,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,510 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G.N.S. Holdings, the holder of 3.75% of Moked’s shares

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of March 30, 2015, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)	4,075,952	19.44
All directors and executive officers as a group(2).	4,479,751	21.36
Vulcan Value Partners(3)	2,379,261	11.35
Psagot Investments House Ltd.(4)	1,306,644	6.23
Migdal Insurance & Financial Holdings Ltd .(5)	1,168,026	5.57
Treasury shares	2,507,314	-

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

(2) Includes shares held by Moked Ituran Ltd., which ownership are attributed to some of these directors and executive officers and which was changed significantly due to Moked Ituran Ltd Shareholder, F.K. Generators and Equipment Ltd. sale of 1,431,000 of our ordinary shares through Moked Ituran Ltd. which were considered beneficially owned by some of our offices.  See Item 6E. above.

(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC ("Vulcan") on February 17, 2015. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's securities that are the subject of Form 13G. As of January 31, 2015, Vulcan Value Partners Small Cap Fund, an investment company advised by Vulcan, owned 6.23% of the outstanding shares of the Company.

(4) The information presented herein is based on Form 13G filed by Psagot Investments House Ltd. ("Psagot") on February 18, 2015. According to the information presented on such Form 13G, the shares are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Funds. Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Funds is a wholly owned subsidiary of Psagot. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by Psagot on February 18, 2015.

(5)  The information presented herein is based on Form 13G filed by Migdal Insurance & Financial Holdings Ltd. on February 10, 2015 ("Migdal"). According to the information presented on such Form 13G, the shares are beneficially owned by Migdal. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by Migdal on February 10, 2015.

As of March 16, 2015, we had a total of 3* shareholders of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* Includes the Depository Trust Company.

B.        RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky a director of the company and a shareholder of Moked, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked. We pay an annual aggregate amount of NIS 1,158,000 or $324,000, for our basic insurance policies and NIS 676,000, or $189,000 for our directors’ and officers’ insurance policy. During 2014 Tzivtit Insurance Agency was entitled to commissions in an aggregate amount of NIS  187,000 or $52,000  which is paid by the insurance company on account of these policies.  As to April 14, 2015, Tzivtit Insurance Agency is expected to receive during the year 2015 commissions in an aggregate amount of approximately NIS 260,000 or $66,500.

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

Under his 2003 service agreement, as amended, Mr. Sheratzky agreed to (i) cease to act as our Chief Executive Officer and (ii) to act as an independent contractor that provides full-time services to our company under the same terms of his previous employment as Chief Executive Officer and also act as Chairman of our Board of Directors. The agreement further provided that (a)A. Sheratzky Holdings will receive compensation equal to NIS 63,250, or approximately $16,300, per month, adjusted for inflation, and linked to the Israeli CPI since 2003, plus reimbursement of certain business expenses; and (b) Mr. Sheratzky will be entitled to participate in our profits in an amount equal to 5% of profits before tax, on a consolidated basis, based on our audited consolidated financial statements for the relevant year. This services agreement was automatically renewable for successive two-year periods and either party had the right to notify the other of its intention to terminate the agreement by providing a 180-day prior written notice. Whereas the term of this agreement exceeded three years, then in 2011 (as required under an amendments to the Companies Law), our audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky for a three year period until May 11, 2014. Whereas under Israeli laws, a chairman of the board who is related to a chief executive officer of a company cannot continue to act in such capacity without shareholders' approval with a special majority as determined under Israeli laws and such majority was not obtained, Mr. Sheratzky ceased to act as chairman of our board, but nonetheless, Mr. Sheratzky was appointed by our board to serve as president of our company and in such capacity he continued to provide the services as determined by the agreement.

Under our 2002 agreements with our Co-Chief Executive Officers, as amended, A. Sheratzky Holdings has provided us management services through Eyal Sheratzky and Nir Sheratzky in consideration for monthly payments in the amount of NIS 48,892 and NIS 49,307, or $12,600 and $12,700, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. Since January 2004, our Co-Chief Executive Officers were also entitled to an annual bonus in an amount equal to 1% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus was paid. Whereas the term of these agreements exceeded three years, then in 2011 (as required under an amendments to the Companies Law), our audit committee, board of directors and shareholders have ratified and approved the agreements with A. Sheratzky (including a third addendum thereto that clarifies the nature of their role and services) for a three year period until May 11, 2014. The aggregate amounts paid to A. Sheratzky Holdings according to this agreement in 2012, 2013 and 2014 were approximately $2,691,000, $3,470,000 and $793,000 respectively (all numbers include value added tax).

On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. entered into an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as the CEO of that company in consideration for monthly payments in the amount of NIS 25,000 or $6,400, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky reported to our CEO. Gil Sheratzky was also entitled to a bonus in an amount equal to 2% of the annual increase in E-Com's profits before tax (up to a maximum amount of 1% of its profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007. The aggregate amounts paid to Mr. Gil Sheratzky according to this agreement in 2012, 2013 and 2014 were approximately $196,000, $145,000 and $28,000, respectively. Whereas the term of this agreement exceeded three years, in 2011 (as required under an amendment to the Companies Law), our audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky for a three year period until May 11, 2014. A new agreement with Gil Sheratzky was approved by our Shareholders meeting on January 28, 2014.

The new service agreements

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into new service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $57,900)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amounts paid to A. Sheratzky according this new service agreement in 2014 were approximately $ 2,387,000 (the number includes value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $45,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd (for new and old agreements combined) in 2014 was approximately $1,552,000   (the number includes value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $45,000)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, (for new and old agreements combined) was approximately $1,418,000 (the number includes value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $32,000)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months' advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com' and/or company's secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2014 according to this new service agreement, was approximately  $948,000  (the number includes value added tax).

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

The terms of the Cash Incentives applicable to each of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Office Holders"), as set forth in their agreements referred to above (the "Agreements"), are as follows:

•
"Target-based Cash Incentives" means a cash incentive awarded to the Executive Office Holders for the company's achievement of the following Profit-Before-Tax targets in each calendar year following the effective date of the above agreements, in which the Minimum Threshold (as defined below) has been achieved:

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

•
"Excess Return Cash Incentives" means a cash grant based on the company's Stock Yield as compared to the TA 100 Index's Yield, as set forth below.  In the event that the company shall de-list from the Tel-Aviv Stock Exchange, then the company's board of directors and compensation committee shall select a comparable NASDAQ index for the purpose of this Excess Return Cash Incentive and the provisions hereof shall apply with respect thereto mutatis mutandis.

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

•
The Executive Office Holder shall be required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated in the company's financial statements published during the three year period following publication of the erroneous financial statements; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned within 60 days from the date of publication of the restated financial statements, net of taxes that were withheld thereon. If the Executive Office Holder has a right to reclaim such tax payments with respect to Grants which were paid in excess, from the relevant tax authorities, then the Executive Office Holder shall reasonably act to reclaim such amounts from the tax authorities and upon their receipt, shall remit them to the company.

In 2014 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the formentioned payments according to the above new service agreements):

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Total to be paid for 2014:
	(In US$ thousands)
Izzy Sheratzky	1,038	(69)	968
Eyal Sheratzky	807	(54)	753
Nir Sheratzky	807	(54)	753
Gil Sheratzky	576	(38)	538

For the full service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.17-4.20 attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $3,900, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice.  The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2012, 2013 and 2014 were approximately $56,000, $59,000 and $62,000, respectively.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Mr. Avner Kurz as a consultant to Ituran Sistemas de Monitoramento Ltda, a Brazilian subsidiary of our company, in accordance with an agreement dated February 23, 2012. Pursuant to the terms of this agreement, Mr. Kurz provided consultation services to the Brazilian subsidiary as an independent contractor, including services concerning: general strategy of the subsidiary, developing connections with the private market, infrastructure development and in any other area as is required from time to time. In addition, he was in direct contact with the chief executive officer of the subsidiary and its office holders, he was directly reporting to the Company's president and advises him regarding the aforementioned; Mr. Kurz undertook to stay at least eight times per year in Brazil at the subsidiary's offices and to invest no less than twenty monthly hours in providing the services; the term of the agreement automatically renews every two years, although each party may terminate it with a 180 days prior notice; and in consideration for the services described above, the Brazilian subsidiary payed Mr. Kurz a monthly amount of USD 8,000, against the receipt of a tax invoice; and Mr. Kurz was entitled to receive a cellular phone and reimbursement of related expenses from the Company, payable against receipts  The aggregate amounts paid to Mr Kurz by virtue of this agreement for each of the years 2012, 2013 and 2014 were approximately  $99,771, $81,105 and $80,000, respectively. The agreement with Mr. Kurz was terminated on September 15, 2014 as the date of his resignation from the board.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2013 and 2014, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from ERM in the sum of approximately NIS 37.4 million (or $10.4 million),  and 39.2 Million NIS (or 11$ Million) respectively.

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

On December 21, 2009, we have received from ST a letter seeking indemnification for an alleged breach of certain representations by Ituran under the purchase agreement between us (see Item 4.A – Information on the Company, under the caption “History and Development of the Company” above), claiming damages in an amount of approximately US$4.3 million. ST's letter also included an allegation in respect of a possible and additional breach of a representation in an additional amount of approximately US$4.3 million. The Company and ST entered into arbitration proceedings in Israel in which ST claimed damages in the amount of approximately US$10.3 million. On December 19, 2013, the parties reached a settlement regarding the above dispute and consequently, the arbitration proceedings were concluded. Consequently, the Remaining Escrow Amount in the amount of US$ 4.9 million (including accumulated interest), less US$200,000 that will be released to ST was released on April 2014.

On July 13, 2010 the State Revenue Services of São Paulo issued a tax deficiency notice against our subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda., claiming that the vehicle tracking and monitoring services provided by our subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of our subsidiary during the period between August 2005 and December 2007. At the time of serving the notice upon us, the tax deficiency notice was in the amount of R$36,499,984 (approximately US$22.1 million at the time) plus interest in the amount of R$30,282,420 (approximately US$18.2 million at the time) and penalties in the amount of R$66,143,446 (approximately US$40.0 million at the time). As of December 31, 2014, the aggregate sum claimed pursuant to the tax deficiency notice (principal amount, interest and penalties) was estimated on December 2014, at R$220,000,000 (approximately US$82.7 million). The decision of the administration first level was unfavorable to us and we have filed an appeal to the Administrative Court of Appeals in São Paulo. On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in our favor. The State of São Paulo filed an administrative appeal to a full bench session at the Administrative Court which has been dismissed on December 20, 2014 and such a decision is non-appealable.

Furthermore, it is noted that the effect of aforesaid decision is limited to the period of August 2005 up to December 2007. It is possible that the State of São Paulo may issue us additional tax deficiency notices regarding the past 5 year period. However, we maintain our position, based among other things on the results of the aforesaid legal proceedings, that if such tax deficiency notices are issued in future, our chances of success in defending its position are overwhelmingly favorable.

On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us and we currently await the decision of the Administrative Court of Appeal. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit and we will continue to vigorously defend ourselves in the appeal proceedings. As of December 31, 2014, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$9.8 million (approximately $3.7 million) and we are waiting for the admissibility of our special appeal.

On October 29, 2014, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2010 in amount of R$ 2.678,226 (approximately US$ 1 million) including interest and penalties. This amount added up to the previous Anatel tax assessment for the years 2007 and 2008 which was issued on October 20, 2011, and at time was R$ 3,350,165 (approximately US$ 1.9 million) including interest and penalties, which on December 31, 2014 amounts to R$ 4,630,000 (approximately US$ 1.7 million). Due to the 2010 tax assessment, on December 31, 2014, the aggregate amount claimed by Anatel increased to approximately R$ 7.3 million (approximately US$ 2.7 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes. We have filed our defense for the years 2007 and 2008 on December 1, 2011. Our Defense for the year 2010 was filed on November 27, 2014. We are currently awaiting the Lower Court decision on all the aforementioned Anatel claims.

10.B. – "Memorandum and Articles of Association" - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law”

Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B.        SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2014.

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

	Price per +-ordinary share ($)
	High	Low

During the last six months
March 2015	23.14	22.00
February 2015	23.29	21.07
January 2015	22.00	20.75
December 2014	22.66	21.42
November 2014	21.7	20.13
October 2014	21.39	20.46

During each fiscal quarter of 2012 and 2013 and the first quarter of 2014
First Quarter 2015	23.29	20.75
Fourth Quarter 2014	22.66	20.13
Third Quarter 2014	24.45	21.07
Second Quarter 2014	25.70	22.78
First Quarter 2014	25.40	21.35
Fourth Quarter 2013	21.64	17.88
Third Quarter 2013	18.60	16.39
Second Quarter 2013	17.11	15.31
First Quarter 2013	16.41	13.77

During each of the five most recent full financial years:
2014	25.70	20.13
2013	21.64	13.77
2012	15.67	10.70
2011	18.30	11.65
2010	17.53	12.90

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel-Aviv Stock Exchange. U.S. dollars per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low
Annual:
2014	89.93	74.02	25.75	21.29
2013	75.71	51.60	21.81	13.82
2012	57.85	42.10	15.28	10.72
2011	65.09	42.00	18.09	11.81
2010	62.60	48.55	17.54	12.86

Quarterly:
First Quarter 2015	92.57	81.61	23.54	20.93
Fourth Quarter 2014	88.30	76.23	22.51	20.18
Third Quarter 2014	82.88	74.02	24.19	21.29
Second Quarter 2014	89.93	80.12	25.75	23.24
First Quarter 2014	89.60	75.72	25.67	21.67
Fourth Quarter 2013	75.71	63.50	21.81	17.95
Third Quarter 2013	67.09	60.04	18.56	16.53
Second Quarter 2013	63.11	55.43	17.02	15.27
First Quarter 2013	61.07	51.60	16.54	13.82

Most recent six months:
March 2015	92.53	87.78	23.33	22.06
February 2015	92.57	81.71	23.54	20.75
January 2015	85.45	81.61	21.97	20.93
December 2014	88.30	83.37	22.51	21.19
November 2014	84.00	76.47	21.60	20.07
October 2014	78.87	76.23	21.11	20.18

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

Election of Directors.

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under the caption “External directors” in Item 6.C. – “Board Practices” above. Pursuant to the Israeli Companies Law, the procedures for the appointment and removal and the term of office of directors, other than external directors, may be contained in the articles of association of a company. Our articles of association provide for staggered terms for directors. This provision may be amended only by a vote of 75% of our shares voting at a meeting of shareholders. The appointing mechanism of our directors according the is farther described under the caption "Shareholders Agreement and Articles of Association of Moked Ituran Ltd." in item 6.A. – "Directors and Senior Management" above. .

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended

Under the Israeli law, Israeli subsidiaries of the company are entitled to various tax benefits by virtue of the "Preferred Enterprise" status that was granted to their production under the "Investment Law". There can be no assurance that those Israeli subsidiaries will continue to qualify as "Preferred Enterprises" in the future or that the benefits will be granted in the future.

Reform of the Investments Law under the 2010 and 2013 Amendments

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which introduces a new status of "Preferred Company" and "Preferred Enterprise". The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years. The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include among others the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 15% for preferred income derived from industrial facilities located in located in areas which are not classifies as area A. In the tax year 2013 the reduced tax rate was 12.5%.

On August 5, 2013 the Israeli Parliament amended the Investments Law, by which, inter alia, it canceled the scheduled progressive reduction in the corporate tax rate for Preferred Enterprises and set it at 16% for enterprises located elsewhere as of January 1, 2014.

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

Commencing as of January 1, 2013, an individual whose taxable income during a tax year is in excess of NIS 812 thousand (in 2014), will be liable for an additional 2% on the portion that is in excess of NIS 812 thousand.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently up to 48% for individuals in 2014).

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a "Substantial Shareholder” (as defined above). A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise will be generally subject to a withholding tax rate of 20%. An individual whose taxable income during a tax year is in excess of NIS 812 thousand, will be liable for an additional 2% on the portion that is in excess of NIS 812 thousand.

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

A distribution of dividend to non-Israeli resident from income attributed to a Preferred Enterprise will be generally subject to withholding tax rates of 20%, subject to a reduced rate under the provisions of any applicable double tax treaty.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2012, 2013 and 2014, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2012, 2013 and 2014, we derived approximately 8.7%, 8.3% and 10% of our revenues in dollars, 43.6%, 45.5% and 46% in NIS, 38.7%, 37.3%  and 36.5% in Brazilian Reals and 9%, 8.9% and 7.6% in Argentine Pesos, respectively. In fiscal years 2012, 2013 and 2014, 18%, 20.1% and 14.8% of our expenses were incurred in dollars, 38.5%, 41% and 46.7% in NIS, 34.4%, 29.9% and 30.8% in Brazilian Reals and 9.1%, 8.9% and 7.7% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2014, accumulated other comprehensive income decreased by $11.1 million compared to the year 2013. In the year 2013, accumulated and other comprehensive income decreased by $3.2 million compared to the year 2012. In the year 2012, accumulated other comprehensive income decreased by $2.3 million compared to the year 2011.

The fluctuation of the other currencies in which we incur our expenses or generate revenues against the dollar has had the effect of increasing or decreasing (as applicable) reported revenues, cost of revenues and operating expenses in such foreign currencies when converted into dollars from period to period. The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and operating income for the periods indicated:

	Year Ended December 31,
	2012		2013		2014
	Actual	At 2011 exchange rates(1)	Actual	At 2012 exchange rates(1)	Actual	At 2013 exchange rates(1)
	(In thousands)
Revenues	$150,318	$166,475	$170,167	$174,879	$182,127	$193,977
Gross profit	75,558	84,935	89,302	91,937	97,133	103,871
Operating income	29,947	34,496	37,930	39,630	45,870	49,437

(1)	Based on average exchange rates during the period.

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

PART II

ITEM 13.              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.A           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.              CONTROLS AND PROCEDURES

        (A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2014 and such report is included elsewhere in this Form 20 -F.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit the internal control over financial reporting of Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary of the Company, whose financial statements reflect total assets and revenues constituting 8.7 and 7.6 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2014.  Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to the Company taken as a whole, is based solely on the report of other auditors.

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

In our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2014 and our report dated April 28, 2015, expressed an unqualified opinion on those financial statements.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 28, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Ituran Argentina S.A.

We have audited the internal control over financial reporting of Ituran Argentina S.A. (the “Company”) as of December 31, 2014, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

Gonzalo Urien Berri Estudio Urien & Asociados Buenos Aires, Argentina
February 12, 2015

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

 ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel ("Grant Thornton"), has served as our independent auditors. On December 15, 2014 they been re-elected by our shareholders to serve as our independent auditors for the year 2015, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2013 and 2014:

	2013	2014
	(in thousands, USD)
Audit Fees (1)	262	290
Tax Fees (2)	27	24
Total	289	314

(1)
The audit fees for the years ended December 31, 2013 and 2014 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2)	Consists of all tax related services.

Our audit committee has pre-approved the above audit and non-audit services provided by Grant Thornton, during the years  2013 and 2014, up to a certain amount.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2013, the Company did not purchase any of its shares.

ITEM 16F.           CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the Rule 5600 series and the requirement to distribute annual and interim reports. A foreign private issuer that elects to follow a home country practice instead of any of such provisions, must disclose in its annual reports each requirement that it does not follow, describe the home country practice followed by the company in lieu of such requirements,satisfy the voting rights (Rule 5640)  requirements,have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii).. In reliance upon Rule 5615(a)(3) , as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of independent board members  or that independent directors have regularly scheduled meetings at which only independent directors are present , or (iii) independent oversight of director nominations As a result, we have elected to follow Israeli law regarding the independence requirements of our board of directors. See “External directors” above. In addition, our board of directors has not appointed a nominating committee and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, board of directors members are nominated by our board of directors, as is the custom in Israel.

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.              FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Comprehensive Income	F-6
Statement of Changes in Equity	F-7-F-8
Consolidated Statements of Cash Flows	F-9-F-10
Notes to Consolidated Financial Statements	F-11-F-46

ITEM 19.              EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
2.1
Shareholders Agreement, dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management, Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky, and Yigal Shani (English translation). (1)

2.2
Form of Amendment to Shareholders Agreement dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management and Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky and/or T.S.D. Holdings Ltd., and Yigal Shani and/or G.N.S. Holdings Ltd. (English translation). (1)

2.3
Form of the second Amendment to Shareholders Agreement dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management and Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky and/or T.S.D. Holdings Ltd., and Yigal Shani and/or G.N.S. Holdings Ltd. (English translation). (6)

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

4.5	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Nir Sheratzky (3)
4.6	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Eyal Sheratzky (3)
4.7	Addendum No. 1 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd. and Izzy Sheratzky (3)
4.8	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.9	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.9(a)	Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012. (7)
4.10	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(5)
4.11	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.12	Form of Directors' Letter of Indemnity (English translation). (7)
4.13	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between IturanLocation and Control Ltd. and Telematics Wireless Ltd. (2) *
4.14	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.15	Ituran Location & Control Compensation Policy, as approved on October 31, 2013 (7)
4.16	Agreement dated February 23, 2012 between Ituran Systems De Monitoramento Ltda. and Mr. Avner Kurz (4)
4.17	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (7)
4.18	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (7)
4.19	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (7)
4.20	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (7)

8	List of significant subsidiaries
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).
13
Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005, and incorporated herein by reference.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	Filed as an exhibit to Form 6-K for the month of April 2012, filed on April 5, 2012, and incorporated herein by reference.

(5)	The current lessee under this agreement is the Registrant.

(6)	Filed as an exhibit to Form 13G of Yehuda Kahane for the year ended December 31, 2014, filed on February 17, 2015, and incorporated herein by reference.

(7)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2014

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM BOARD OF DIRECTORS AND STOCKHOLDERS ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office Levinstein Tower 23 Menachem Begin Road Tel-Aviv 66184, ISRAEL P.O.B. 36172, 61361 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Ituran Argentina S.A. (Ituran Argentina), a subsidiary of the Company, which statements reflect total assets constituting 8.7% and 8.6%, respectively, of consolidated total assets as of December 31, 2014 and 2013, and total revenues of 7.6%, 8.9% and 9%, respectively, of consolidated total revenues for the years ended December 31, 2014, 2013 and 2012.  Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinion insofar as it relates to the amounts included for Ituran Argentina, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 28, 2015 expressed an unqualified opinion.

FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 28, 2015

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2014	2013

Current assets
Cash and cash equivalents	38,418	41,697
Deposit in Escrow (Note 11A1)	-	4,982
Investment in marketable securities	2,362	-
Accounts receivable (net of allowance for doubtful accounts)	27,960	29,239
Other current assets (Note 2)	22,318	18,437
Inventories (Note 3)	12,164	14,506
	103,222	108,861
Long-term investments and other assets
Investments in affiliated company (Note 4A)	1,016	1,423
Investments in other company (Note 4B)	79	88
Other non-current assets (Note 5)	2,091	1,022
Deferred income taxes (Note 15)	2,886	3,781
Funds in respect of employee rights upon retirement	6,642	6,649
	12,714	12,963

Property and equipment, net (Note 6)	31,908	32,546

Intangible assets, net (Note 7)	452	739

Goodwill (Note 8)	4,041	5,433

Total assets	152,337	160,542

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2014	2013

Current liabilities
Credit from banking institutions (Note 9)	-	38
Accounts payable	11,658	11,436
Deferred revenues	9,401	9,852
Other current liabilities (Note 10)	25,253	30,276
	46,312	51,602
Long-term liabilities
Liability for employee rights upon retirement	10,229	9,607
Provision for contingencies	-	2,599
Deferred revenues	1,063	1,033
Deferred income taxes (Note 15)	150	216
	11,442	13,455

Contingent liabilities (Note 11)

Equity:
Stockholders’ equity (Note 12)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2014 and 2013 – 60,000,000 shares
Issued and outstanding – December 31, 2014 and 2013 – 23,475,431 shares
Additional paid- in capital	71,550	71,550
Accumulated other comprehensive income	(1,850)	8,608
Retained earnings	49,067	38,831
Treasury stock at cost – December 31, 2014 and 2013 – 2,507,314 shares	(30,054)	(30,054)
Stockholders’ equity	90,696	90,918
Non-controlling interests	3,887	4,567
Total equity	94,583	95,485

Total liabilities and equity	152,337	160,542

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2014	2013	2012

Revenues:
Location based services	133,692	126,951	114,565
Wireless communications products	48,435	43,216	35,753
	182,127	170,167	150,318

Cost of revenues:
Location based services	46,852	44,850	44,974
Wireless communications products	38,142	36,015	29,786
	84,994	80,865	74,760

Gross profit	97,133	89,302	75,558
Research and development expenses	2,526	2,414	2,066
Selling and marketing expenses	9,264	9,715	8,489
General and administrative expenses	38,617	34,483	33,439
Other expenses, net (Note 13)	856	4,760	1,617
Operating income	45,870	37,930	29,947
Other (expenses) income, net (Note 11A2)	-	(166)	6,755
Financing income, net (Note 14)	1,704	238	987
Income before income tax	47,574	38,002	37,689
Income tax expenses (Note 15)	(14,246)	(12,447)	(11,690)
Share in losses of affiliated companies, net (Note 4A)	(421)	(1)	(39)
Net income for the year	32,907	25,554	25,960
Less: Net income attributable to non-controlling interest	(2,478)	(1,792)	(1,080)
Net income attributable to the Company	30,429	23,762	24,880

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	1.45	1.13	1.19

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012

Net income for the year	32,907	25,554	25,960

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(13,354)	(2,754)	(2,286)
Unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge	2,273	(635)	-
Reclassification of net gains realized to net income	29	217	-
Other comprehensive loss, net of tax	(11,052)	(3,172)	(2,286)

Comprehensive income	21,855	22,382	23,674
Less: comprehensive income attributable to non-controlling interests	(1,884)	(1,996)	(963)
Comprehensive income attributable to the Company	19,971	20,386	22,711

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars (except for number of shares)
Balance as of January 1, 2012	23,476	1,983	71,927	14,153	43,185	(30,054)	4.158	105,352
Changes during 2012:
Net income	-	-	-	-	24,880	-	1,080	25,960
Other comprehensive loss	-	-	-	(2,169)	-	-	(117)	(2,286)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,141)	(1,141)
Dividend paid	-	-	-	-	(33,308)	-	-	(33,308)
Dividend declared	-	-	-	-	(2,570)	-	-	(2,570)
Balance as of December 31, 2012	23,476	1,983	71,927	11,984	32,187	(30,054)	3,980	92,007
Changes during 2013:
Net income	-	-	-	-	23,762	-	1,792	25,554
Other comprehensive loss	-	-	-	(3,376)	-	-	204	(3,172)
Acquisition of none controlling interests	-	-	(377)	-	-	-	(123)	(500)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,286)	(1,286)
Dividend paid	-	-	-	-	(13,502)	-	-	(13,502)
Dividend declared	-	-	-	-	(3,616)	-	-	(3,616)
Balance as of December 31, 2013	23,476	1,983	71,550	8,608	38,831	(30,054)	4,567	95,485

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2014	23,476	1,983	71,550	8,608	38,831	(30,054)	4,567	95,485
Changes during 2014:
Net income	-	-	-	-	30,429	-	2,478	32,907
Other comprehensive income (loss)	-	-	-	(10,458)	-	-	(594)	(11,052)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(2,564)	(2,564)
Dividend paid	-	-	-	-	(15,697)	-	-	(15,697)
Dividend declared	-	-	-	-	(4,496)	-	-	(4,496)
Balance as of December 31, 2014	23,476	1,983	71,550	(1,850)	49,067	(30,054)	3,887	94,583

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012
Cash flows from operating activities
Net income for the year	32,907	25,554	25,960
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill and other intangibles	12,219	16,196	14,671
Losses of sale affiliated company	-	166	-
Exchange differences on principal of deposit and loans, net	(23)	317	55
Gains in respect of trading marketable securities	(133)	-	(2)
Increase in liability for employee rights upon retirement	1,655	1,095	888
Share in losses of affiliated companies, net	421	1	39
Deferred income taxes	(737)	(1,812)	955
Capital (gain) losses on sale of property and equipment, net	(270)	19	23
Decrease (increase) in accounts receivable	(1,864)	(609)	(300)
Decrease (increase) in other current and non-current assets	(4,749)	580	2,766
Decrease (increase) in inventories	783	1,354	(3,609)
Increase (decrease) in accounts payable	927	1,446	(372)
Increase (decrease) in deferred revenues	749	(227)	1,532
Increase (decrease) in other current and non-current liabilities	(4,154)	2,617	(3,413)
Write-off of account receivable in respect of sale of subsidiary	-	-	484
Litigation obligation adjustment	-	-	(7,462)
Net cash provided by operating activities	37,731	46,697	32,215

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(708)	(718)	(662)
Capital expenditures	(14,976)	(14,216)	(9,676)
Investment in affiliated company		(1,400)	-
Investment in marketable securities	(2,771)	-	-
Deposit in escrow	5,005	-	-
Proceeds from (Investment in) short- term deposit	(283)	217	(291)
Proceeds from sale of property and equipment	489	651	319
Sale of marketable securities	-	-	70
Repayment of loan to a former employee	-	-	355
Company no longer consolidated (Appendix A)	-	-	326
Net cash used in investment activities	(13,244)	(15,466)	(9,559)

Cash flows from financing activities
Short term credit from banking institutions, net	(38)	(7)	(310)
Repayment of long term loans	-	(182)	(44)
Acquisition of non-controlling interests	(500)	-	-
Dividend paid	(19,324)	(16,072)	(33,308)
Dividend paid to non-controlling interests	(2,564)	(1,286)	(1,141)
Settlement of litigation obligation in connection with financing transaction	-	-	7,462
Net cash used in financing activities	(22,426)	(17,547)	(27,341)

Effect of exchange rate changes on cash and cash equivalents	(5,340)	(1,440)	(1,132)

Net increase (decrease) in cash and cash equivalents	(3,279)	12,244	(5,817)
Balance of cash and cash equivalents at beginning of year	41,697	29,453	35,270
Balance of cash and cash equivalents at end of year	38,418	41,697	29,453

Supplementary information on investing and financing activities not involving cash flows:

During the years, 2014 and 2013, the Company purchased property and equipment in an amount US$ 217 thousand and US$ 104 thousand, respectively, using a directly related liability.

In November 2014, the Company declared a dividend in the amount of US$ 4.5 million.  The dividend was paid in January 2015.

In October 2013, the Company purchased 0.5% of non-controlling interests for an amount of US$ 500,000.  The purchase amount was paid in 2014.

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
326

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012

Interest paid	397	254	318

Income taxes paid, net of refunds	15,078	9,280	8,950

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Real
At December 31,
2014	3.889	2.6562	113.96 points
2013	3.471	2.3426	114.18 points
2012	3.733	2.0435	112.15 points
Increase (decrease) during the year:
2014	12.04%	13.39%	(0.2)%
2013	(7.02)%	(14.63)%	1.8%
2012	(2.30)%	(8.94)%	1.6%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average 100.

3.	Basis of presentation

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to contingencies, revenue recognition, goodwill impairment assessment, deferred taxes and tax liabilities and uncertainties.

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

Trading gains for the year 2014 amounted to US$ 133,000 and trading gains for the years 2013 and 2012, in respect of trading securities held by the Group were insignificant.

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

The allowance in respect of accounts receivable at December 31, 2014 and 2013 was US$ 2,391,000 and US$ 1,945,000, respectively.

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

The effective portion of the changes in fair value of the derivative instruments designated for hedging purposes are reported as other comprehensive income (loss), net of tax under the caption "unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge" and are reclassified to the statements of income when the hedged transaction realizes (i.e when the related inventory is sold). During the reporting periods, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant.

All other derivatives which do not qualify for hedge accounting, or which have not been designated as hedging instruments, are recognized in the balance sheet at their fair value, with changes in the fair value carried to the statements of income as incurred in financing income (expenses), net.

See also Note 19B for further information.

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

US GAAP provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained were to be challenged by a taxing authority.  The assessment of a tax position is based solely on the technical merits of the position, without regard the likelihood that the tax position may be challenged.  If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.  See also Note 15K.

The Company recognizes interest as interest expenses (among financing expenses) and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

O.	Goodwill and intangible assets

1.
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for in accordance with the "purchase method" and is allocated to reporting units at acquisition.  Goodwill is not amortized but rather tested for impairment at least annually in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other".  The Company performs its goodwill annual impairment test for the reporting units at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC Topic 350, , the Company chooses either to perform a qualitative assessment whether the two-step goodwill impairment test is necessary or proceeds directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis.  The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (a more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the two-step goodwill impairment test. If the Company determines Otherwise, no further evaluation is necessary.

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

There are a number of generally accepted methods used for valuing a reporting unit:

The ‘income approach’ utilizes discounted forecasted cash flows, the ‘Market – approach which utilize pricing multiples of business entities with publicly traded securities whose business and financial risks are comparable to those of the reporting unit being valued and the ‘Asset - based approach’  which establishes a value based on the cost of reproducing or replacing the asset being valued. These methods described may be used alone or in combination with one another.

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

The Company performed a qualitative assessment for two reporting units as of December 31, 2014 and 2013, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For other reporting unit (three different units in 2013), operating in Israel, the Company elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.

In order to determine the fair value of that reporting unit, the Company utilized the "income approach". According to the income approach expected future cash flows are discounted to their present value using an appropriate rate of return. Judgments and assumptions related to future cash flows (projected revenues, operating expenses, and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, which are based on management's internal assumptions, and believed to be similar to those that would be utilized by market participants under the circumstances and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model.

During 2014, 2013 and 2012, the Company recorded a goodwill impairment loss in an amount of US$ 879,000, US$ 3,093,000 and US$ 672,000, respectively.  See Note 8.

2.
Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, as follows

Years
GIS database	10
Customer base	5
Brand name	15
Other	3-10

Recoverability of intangible assets is measured as described in Note 1M above.  During 2014, the Company recorded an intangible assets impairment loss in an amount of US$ 43,000.  See Note 7.

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

Severance expenses for the years ended December 31, 2014, 2013 and 2012, amounted to US$ 1,460,000 US$ 882,000 and US$ 1,204,000, respectively.

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

Advertising expenses for the years ended December 31, 2014, 2013 and 2012 amounted to US$ 6.7 million, US$ 7.6 million and US$ 6.6 million, respectively.  Advertising expenses are presented among "selling and marketing expenses".

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

Regarding the fair value measurements of financial assets and liabilities and the fair value hierarchy of such measurements, see Note 19C.

The Company also measures certain non-financial assets, consisting mainly goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see 1O and 1M above).  As of December 31, 2014, the Company measured the fair value of goodwill with a total carrying amount of US$ 1.5 million (before the recognition of an impairment loss) that is allocated to one reporting unit.  As a result of the above impairment test, the Company recorded an impairment loss of goodwill in an amount of US$ 0.8 million, allocated to such reporting unit to its imputed fair value of US$ 0.7 million.  The fair value measurement of the non-financial assets is classified as level 3.

As of December 31, 2013, the Company measured the fair value of goodwill with a total carrying amount of US$ 4.8 million (before the recognition of an impairment loss) that was allocated to three reporting units.  As a result of the above impairment test, the Company recorded an impairment loss of goodwill with a carrying amount of US$ 2.6 million, US$ 0.5 million and US$ 1.7 million allocated to three different reporting units to their imputed fair value of US$ 1.7 million, US$ 0 and US$ 0, respectively, resulting in an aggregate impairment charge of US$ 3.1 million.  The fair value measurement of the non-financial assets is classified as level 3.See also Notes 1O and 8.

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

Z.	Recently issued accounting pronouncements

1.	Accounting pronouncements adopted in 2014

a.	ASC Topic 830, “Foreign Currency Matters"

Effective January 1, 2014, the Group adopted Accounting Standards Update 2013-5, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity ("ASU 2013-5").

ASU 2013-5 clarifies among other things that, when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a business (other than a sale of in-substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to apply the guidance in Subtopic 830-30 to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For public companies, the amendments in ASU 2013-5 became effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted.

The adoption did not have a material impact on the Group's consolidated results of operations and financial condition.

b.	ASC Topic 740, "Income Taxes"

Effective January 1, 2014, the Company adopted Accounting Standard Update 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force) ("ASU 2013-11").

The amendments in ASU 2013-11 state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows: To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be presented net of deferred tax assets.

ASU 2013-11 applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. For public companies the amendments in this ASU became effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments were applied prospectively to all unrecognized tax benefits that existed at the effective date.

The adoption did not have a material impact on the Company's consolidated results of operations and financial condition.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Z.	Recently issued accounting pronouncements (cont.)

2.	Accounting pronouncements not yet effective

Accounting Standard Update 2014-09, “Revenue from Contracts with Customers”

In May 2014, the FASB issued Accounting Standard Update 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09").

ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 also requires entities to disclose sufficient information, both quantitative and qualitative, to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

An entity should apply the amendments in this ASU using one of the following two methods: 1. Retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients, or, 2. Retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. If an entity elects the latter transition method, it also should provide certain additional disclosures.

For a public entity, the amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period (the first quarter of fiscal year 2017 for the Company). Early application is not permitted.

The Company is in the process of assessing the impact, if any, of ASU 2014-09 on its consolidated financial statements.

NOTE 2 -	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2014	2013
Prepaid expenses and others	9,779	9,314
Government institutions	2,694	1,716
Deferred installation expenses	2,485	2,905
Deferred income taxes (*)	3,649	3,692
Advances to suppliers	324	457
Employees	343	300
Forward Exchange Contracts	1,580	-
Others	1,464	53
	22,318	18,437

(*)	See Note 15.

NOTE 3 -	INVENTORIES

	US dollars
	December 31,
(in thousands)	2014	2013
Finished products	8,845	11,733
Raw materials	3,319	2,773
	12,164	14,506

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4 -	INVESTMENTS IN AFFILIATED AND OTHER COMPANY

A.	Investment in affiliated companies

1.	Ecomtrade Ltd. (“Ecomtrade”)

The Company held 50% of the shares of Ecomtrade.

In December 2013, the Company sold its entire investment in Ecomtrade which amounted to a net amount of US$ 166,000 (including a loan in an amount fo US$ 273,000) for no proceeds.

2.	BRINGG Delivery Technologies Ltd. ("BRINGG") Formerly Overvyoo Ltd

In December 2013, the Company purchased 27.5% of BRINGG's shares for an amount of US$ 1.4 million.  BRINGG is an Israeli start-up Company developing solutions of the management of mobile/field workforce. See also Note 20.

B.	Investment in other company

Locationet Systems Ltd. (“Locationet”)

The Company holds 10.64% of the shares of Locationet.

The balance of the Company’s investment in Locationet as of December 31, 2014 and 2013 was US$ 79,000 and US$ 88,000 respectively.

NOTE 5 -	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2014	2013

Forward Exchange Contracts	984	-
Government institutions	73	128
Deferred installation expenses	459	526
Deposits	575	368
	2,091	1,022

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6 -	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2014	2013
Operating equipment (*)	46,947	46,991
Office furniture, equipment and computers	23,858	25,116
Land	1,022	1,022
Buildings	1,855	2,252
Vehicles	3,412	3,197
Leasehold improvements	3,088	3,099
	80,182	81,677
Less – accumulated depreciation and amortization (**)	(48,274)	(49,131)
	31,908	32,546

(*)	As December 31, 2014 and 2013, an amount of US$ 26.0 million and US$ 25.8 million is subject to operating lease transactions, respectively.

(**)	As at December 31, 2014 and 2013, an amount of US$ 10.4 million and US$ 11.3 million is subject to operating lease transactions, respectively.

B.
In the years ended December 31, 2014, 2013 and 2012, depreciation expense was US$ 11.2 million, US$ 11.1 million and US$ 13.3 million, respectively and additional equipment was purchased in an amount of US$ 15 million, US$ 14 million and US$ 10 million, respectively.

C.	After deduction of the cost and the accumulated depreciation of items fully depreciated.

NOTE 7 -	INTANGIBLE ASSETS, NET

A.	Intangible assets, net, consist of the following:

	US dollars
	December 31,			December 31,
(in thousands)	2014	2014	2014	2013
	Original amount	Accumulated amortization and impairment charges	Unamortized balance	Unamortized balance
GIS database	3,889	3,594	295	555
Brand name	1,181	1,049	132	163
Others	5,490	5,465	25	21
	10,560	10,108	452	739

Amortization of intangible assets amounted to US$ 231,000, US$ 367,000 and US$ 703,000 for the years ended December 31, 2014, 2013 and 2012, respectively.  As of December 31, 2014, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2015 – US$ 170,000; 2016 – US$ 170,000; 2017 – US$ 80,000, 2018 – US$ 20,000, 2019 – US$ 12,000.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 -	INTANGIBLE ASSETS, NET (cont.)

B.
Due to the deteriorating results of a certain Israeli subsidiary and the current expectation of management for further decrease its anticipated performance, during 2014 and 2013, the Company recorded an impairment charge for its intangible assets which directly relate to the operations of the subsidiary.

In order to determine the fair value of such intangible assets, the Company, based on a valuation performed by the management, with the assistance of a third party appraiser, utilized the "Relief from Royalties" valuation method.  Accordingly, certain assumptions and judgments were made in order to determine the future income from which royalties will be derived from and in order to determine the appropriate rate of royalties and rate of discount.

As a result of the above, the Company recorded in 2014 and 2013, an impairment loss in an amount of US$ 33,500 and US$ 1,017,000, respectively, with respect to the GIS database and in 2014 and 2013, an amount of US$ 9,500 and US$ 511,000, respectively, with respect to the Brand name totaling an aggregate impairment charge of US$ 43,000 in 2014 (of which related to wireless communications products segment) and an aggregate impairment charge of US$ 1,527,000 in 2013 (of which US$ 661,000 related to location based services segment and US$ 866,000 is related to wireless communications products segment).

The impairment was included in "other expenses, net" (see Note 13).

NOTE 8 -	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2013 are as follows:

	US dollars
	Location based services	Wireless communications products	Total
(in thousands)
Balance as of January 1, 2013 (*)	3,692	4,351	8,043
Changes during 2013:
Impairment (see B. below)	(2,155)	(938)	(3,093)
Translation differences	193	290	483
Balance as of December 31, 2013	1,730	3,703	5,433
Changes during 2014:
Impairment (See B. below)	-	(879)	(879)
Translation differences	(186)	(327)	(513)
Balance as of December 31, 2014	1,544	2,497	4,041

(*)	The accumulated amount of impairment loss as of January 1, 2013, December 31, 2013 and December 31, 2014 was US$ 2,452,000, US$ 5,545,000 and US$ 6,424,000, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8 -	GOODWILL (cont.)

B.	During 2014, 2013 and 2012, the Company recorded an amount of US$ 879,000 US$ 3,093,000 and US$ 672,000, respectively, as impairment with respect to goodwill.

The impairment amount was included in "other expenses, net".  See Note 13.

The Company performed its annual impairment test as of December 31, 2014 and recorded goodwill impairment in the total amount of US$ 0.9 million in connection with certain reporting unit which is a part of the Wireless communications products segment and operates in the internet portal in the field of local travel and recreation.  The impairment was recorded primarily due to a significant decline in current and future forecasted revenues and profitability margins of the GIS services offered by an Israeli subsidiary resulting from the continued weakness in the cellular industry in Israel that has suffered from recent regulatory changes and also the continuing popularity of navigation applications and tools developed by competitors which are offered for no charge. The impairment was based on valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach.  The significant assumptions used for the assessment were 3 years of projected net cash flows, a discount rate of 16.9% and a long-term growth rate of 0% (See Note 1W regarding fair value measurements).

The Company performed its annual impairment test as of December 31, 2013 and recorded goodwill impairment in the total amount of US$ 3.1 million in connection with three reporting units within the Location based services segment operating in the internet portal in the field of local travel and recreation.  The impairment was based on valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach.  The significant assumptions used for the assessment were 3 years of projected net cash flows, a discount rate of 17.5% and a long-term growth rate of 0% (See Note 1W regarding fair value measurements).

See also Note 1O.

NOTE 9 -	CREDIT FROM BANKING INSTITUTIONS

Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2014, aggregated to US$ 0.5 million.

NOTE 10 -	OTHER CURRENT LIABILITIES

Composition:
	US dollars
	December 31,
(in thousands)	2014	2013

Accrued expenses (*)	7,919	13,620
Accrued payroll and related taxes	5,692	4,597
Government institutions	6,009	7,524
Related party	98	133
Accrued dividend	4,639	3,616
Others	896	786
	25,253	30,276

(*)	As of December 31, 2013 includes approximately US $5 million, regarding the legal fees resulting from the claim described in Note 11A3.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11 -	CONTINGENT LIABILITIES

A.	Claims

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

On December 21, 2009, the Company also received from ST a letter seeking indemnification for an alleged breach of certain representations by the Company under the purchase agreement, claiming damages in an amount of approximately US$ 4.3 million.  ST's letter also included an allegation in respect of a possible and additional breach of representation in an additional amount of approximately US$ 4.3 million.  The Company and ST entered into arbitration proceedings in Israel in which ST claimed damages in the amount of approximately US$ 10.3 million (which amount was considered as the reasonably possible loss amount).  On December 19, 2013, the parties reached a settlement agreement regarding the above dispute and these arbitration proceedings were concluded. Consequently, the Remaining Escrow Amount in the amount of US$ 4.9 million (including accumulated interest), less US$200,000 that was released to ST, released to the Company in April 2014.

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

3.
On July 13, 2010 the State Revenue Services of São Paulo issued a tax deficiency notice against a subsidiary in Brazil, Ituran Sistemas de Monitoramento Ltda.(“the subsidiary”), claiming that the vehicle tracking and monitoring services provided by their subsidiary should be classified as telecommunication services and therefore subject to the imposition of State Value Added Tax – ICMS, resulting in an imposition of 25% state value added tax on all revenues of the subsidiary during the period between August 2005 and December 2007. At the time of serving the notice upon the Company, the tax deficiency notice was in the amount of R$36,499,984 (approximately US$22.1 million at the time) plus interest in the amount of R$30,282,420 (approximately US$18.2 million at the time) and penalties in the amount of R$66,143,446 (approximately US$40.0 million at the time). As of December 31, 2014, the aggregate sum claimed pursuant to the tax deficiency notice (principal amount, interest and penalties) was estimated at R$220,000,000 (approximately $82.7 million). The decision of the administration first level was unfavorable to the subsidiary and the company has filed an appeal to the Administrative Court of Appeals in São Paulo. On March 2, 2012 the Administrative Court of the State of São Paulo dismissed the State Revenue Services of São Paulo's claims and resolved in the subsidiary’s favor. The State of São Paulo filed an administrative appeal to a full bench session at the Administrative Court which has been dismissed on December 20, 2014 and such a decision is non-appealable.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11 -	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

3.	(cont.)

Furthermore, it is noted that the effect of aforesaid decision is limited to the period of August 2005 up to December 2007. It is possible that the State of São Paulo may issue us additional tax deficiency notices regarding the past 5 year period. However, the company maintain their position, based among other things on the results of the aforesaid legal proceedings, that if such tax deficiency notices are issued in future, their chances of success in defending its position are overwhelmingly favorable.

4.
On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$3,120,000 at the time) , including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavourable to us and therefore the company have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, the company were notified that the Court of Appeal has partially accepted their administrative defense in order to reduce the percentage of penalty imposed on us and the company currently await the decision of the Administrative Court of Appeal.  Based on the legal opinion of the subsidiary’s Brazilian legal counsel the company believes that such claim is without merit and the company will continue to vigorously defend their selves in the appeal proceedings. As of December 31, 2014, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$9.8 million (approximately $3.7 million) and the company are waiting for the admissibility of their special appeal. Based on the above as of December 31, 2014, no provision has been made with respect to the Brazilian IRS claim.

5.
On October 29, 2014, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by the company regarding the year of 2010 in amount of R$ 2,678,226 (approximately US$ 1 million) including interest and penalties. This amount added up to the previous Anatel tax assessment for the years 2007 and 2008 which was issued on October 20, 2011, and at time was R$ 3,350,165 (approximately US$ 1.9 million) including interest and penalties, which on December 31, 2014 amounts to R$ 4,630,000 (approximately US$ 1.7 million). Due to the 2010 tax assessment, on December 31, 2014, the aggregate amount claimed by Anatel increased to approximately R$ 7.3 million (approximately US$ 2.7 million). The reason Anatel demand the payment of FUST from the company is the fact that in order to provide monitoring services the company needs to operate telecommunication equipment in a given radio frequency. The company hold a telecommunication license from Anatel. The authorities have construed that the company render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel the company believes that such claim is without merit, the interpretation of the legislation is mistaken, given that the company doesn’t render telecommunication services, but rather services of monitoring goods and persons for security purposes. The company has filed the defense for the years 2007 and 2008 on December 1, 2011. The company's Defense for the year 2010 was filed on November 27, 2014. The company is currently awaiting the Lower Court decision on all the aforementioned Anatel claims. As a result of the above as of December 31, 2014, no provision has been made with respect to the Brazilian FUST contribution.

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

C.	Commitments

1.
As of December 31, 2014, minimum future rentals under operating leases of buildings for periods in excess of one year were as follows:  2015 – US$ 1.9 million; 2016 – US$ 1.3 million; 2017 – US$ 1.1 million, 2018 – US$ 1 million and 2019 – US$ 0.9 thousand.

The leasing fees expensed in each of the years ended December 31, 2014, 2013 and 2012, were US$ 2.5 million, US$ 2.5 million and US$ 2.5 million, respectively.

2.
In January 2008, the Company entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which (after the completion of the sale of Telematics, described in Note 11A1, above), the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for a price and subject to other conditions as detailed in the agreement.  In addition, each of the Company and Telematics undertook toward one another not to compete in each other's exclusive markets in the area of RF vehicle location and tracking RF technology or similar RF terrestrial location systems and technology.  The agreement was for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 month periods, unless nonrenewal notice is sent by one of the parties to the other.  Pursuant to the agreement, each of Telematics and Ituran granted the other party a license to use certain technology in connection with the products and services purchased from each other, which license survives the termination or expiration of the agreement.

As of December 31, 2014, the Company is obliged to purchase from Telematics products in an aggregate amount of approximately US$ 4.5 million.

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

4.	As of December 31, 2014, 2013 and 2012, 2,507,314 ordinary shares representing 10.7% of the share capital of the Company is held by the Group as treasury shares.

5.	Shares of the Company held by the Group have no voting rights.

B.       Retained earnings

1.
In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired by the Company and its subsidiaries (presented as a separate item in the statement of changes in equity) must be deducted from the amount of retained earnings.

2.
On February 21, 2012, the board of directors of the Company revised its dividend policy so that dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of its net profits, calculated on the basis of the interim financial statements.

3.
Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel are converted into dollars on the basis of the exchange rate prevailing at the date of declaration.  See also B1, above.

4.	During 2012, the Company declared dividends totaling an amount of approximately US$ 36.1 million (NIS 135.4 million). These dividends were paid during 2012 and January 2013.

5.	During 2013, the Company declared dividends totaling an amount of approximately US$ 17.2 million (NIS 61.1 million). These dividends were paid during 2013 and January 2014.

6.	During 2014, the Company declared dividends totaling an amount of approximately US$ 20.5 million (NIS 72.4 million). These dividends were paid during 2014 and January 2015.

7.	In February 2015, the Company declared a dividend in the amount of US 0.33 dollar per share, totaling approximately US$ 7 million (NIS 27.3 million). The dividend was paid in April 2015.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13 -	OTHER EXPENSES, NET

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012
Adjustment of purchase price of subsidiary sold (1)	-	200	-
Impairment of goodwill and intangible assets (2)	922	4,620	672
Write-off of account receivable in respect of sale of subsidiary (3)	-	-	484
Other	(66)	(60)	461
	856	4,760	1,617

(1)	See Note 11A1.
(2)	See Note 7 and 8.
(3)
During April 2012, the Company sold its entire holding in the subsidiary Ituran Cellular Communication Ltd. for US$ 0.3 million in cash and for an additional amount of approximately US$ 0.5 million that was required to be paid soon thereafter.  However, during late 2012, the acquirer entered into liquidation proceedings by its creditors and therefore due to the significant uncertainty regarding the collection of this receivable, the entire amount was written-off.

NOTE 14 -	FINANCING INCOME, NET

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012

Short-term interest expenses, commissions and other	309	(1,201)	(873)
Gains in respect of marketable securities	133	-	2
Interest expenses in respect of long-term loans	-	(4)	(8)
Interest income in respect of deposit	982	1,998	1,770
Exchange rate differences and others, net	280	(555)	96
	1,704	238	987

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 -	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012
Income taxes (tax benefit):
Current taxes:
In Israel	7,564	6,060	4,896
Outside Israel	7,630	8,194	6,013
	15,194	14,254	10,909
Deferred taxes:
In Israel	(471)	(503)	(249)
Outside Israel	(432)	(1,309)	1,204
	(903)	(1,812)	955
Taxes in respect of prior years:
In Israel	-	-	(126)
Outside Israel	(45)	5	(48)
	(45)	5	(174)
	14,246	12,447	11,690

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

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

1.
On December, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which introduces a new status of "Preferred Company" and "Preferred Enterprise". The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years. The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include among others the following:

A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 15% for preferred income derived from industrial facilities located in located in areas which are not classifies as area A. In the tax years 2013, the reduced tax rate was 12.5%.

On August 5, 2013 the Israeli Parliament amended the Investments Law, by which, inter alia, it canceled the scheduled progressive reduction in the corporate tax rate for Preferred Enterprises and set it at 16% for enterprises located elsewhere as of January 1, 2014.

The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 -	INCOME TAX (cont.)

C.	The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") (cont.)

2.	As of December 31, 2014, only one Israeli subsidiary is entitled to a "Preferred Company" status pursuant to the investment law.

D.	Israeli corporate tax rates

On December 6, 2011, the Law for the Change in the Tax Burden (Legislative Amendments) – 2011 was published.  As part of this law, among other things, commencing from 2012 the Israeli corporate income tax rate was increased to 25%.  In addition, commencing in 2012, the tax rate on capital gains in real terms and the tax rate applicable to betterment in real terms were increased to 25%.

On July 30, 2013, the Israeli parliament approved the Law for the Change in National Priorities (Legislative Amendments to Achieve Budgetary Goals for 2013 and 2014) – 2013 (hereinafter – the “Law for the Change in National Priorities”), which, among other things increased the standard Israeli corporate income tax rate from 25% to 26.5% effective as of January 1, 2014.

This change of tax rate did not have material effect on the deferred tax assets of the Company and its Israeli subsidiaries.

E.	Non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws and rates in their country of residence.

F.	Use of assumptions and judgements

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

G.        Tax assessments

The Company has received final tax assessments through the 2009 tax year.

On August 4, 2014, the Company announced that it received from the Israeli tax authority ("ITA") tax assessments for the years 2010-2012 amounting to NIS 36 million (approximately US$ 10.5 million). Approximately 50% is due to disallowance of various deductions and the remaining balance is due to timing differences of the deduction of certain expenses, which will be deducted in the coming years.

The Company filed an objection with the ITA for the above Tax Assessments. The Company believes, considering the advice of professional advisors, that the Tax Assessments should be significantly reduced or overruled and that the ITA assessment is without merits and intends to vigorously defend its position.

As a result of the above, no adjustment was required to be recorded with respect to amounts that were previously recorded for the respective tax matters.

A certain Israeli subsidiary has received final tax assessments through the 2008 tax year.  The subsidiary in Brazil has received final tax assessments through the 2009 tax year and the subsidiary in America through 2006.  The other subsidiaries have not been assessed since incorporation.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 -	INCOME TAX (cont.)

H.	Carry forward tax losses

As of December 31, 2014, the Company and its subsidiaries in Brazil and Argentina have no carry forward tax losses.

Carry forward tax losses of a certain Israeli subsidiary as of December 31, 2014 amount to approximately US$ 0.8 million.  Carry forward tax losses in Israel may be utilized indefinitely.

As of December 31, 2014, the Company's non-Israeli subsidiary in the United States has available estimated carry forward foreign tax credits tax approximately US$ 13.6 million.  Such carry forward tax losses may be utilized until 2022.

I.	The following is a reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012
Pretax income	47,574	38,002	37,689
Statutory tax rate	26.5%	25%	25%
Tax computed at the ordinary tax rate	12,607	9,500	9,422
Nondeductible expenses	757	1,701	418
Losses in respect of which no deferred taxes were generated (including reduction of deferred tax assets recorded in prior period)	(304)	137	1,087
Deductible financial expenses recorded to other comprehensive income	(365)	(312)	(244)
Taxes in respect of prior years	45	5	(174)
Tax adjustment in respect of different tax rates	1,662	1,877	1,734
Taxes in respect of withholding at the source from royalties and dividends	615	817	853
Adjustment in respect of tax rate deriving from “approved enterprises”	(558)	(467)	(233)
Others	(213)	(811)	(1,173)
	14,246	12,447	11,690

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 -	INCOME TAX (cont.)

J.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2014	2013
Deferred taxes included in other current assets:
Provision for employee related obligations	130	139
Provision for legal obligation and other	3,519	3,553
	3,649	3,692

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2014	2013
Long-term deferred income taxes:
Provision for employee related obligations	678	533
Carry forward tax losses and foreign tax credit	3,223	4,029
Temporary differences, net	1,010	1,982
	4,911	6,544
Valuation allowance	(2,175)	(2,979)
	2,736	3,565

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2014	2013
Deferred income taxes included in long-term investments and other assets	2,886	3,781
Deferred income taxes included in long-term liabilities	(150)	(216)
	2,736	3,565

K.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012
The Company and its Israeli subsidiaries	26,021	17,296	20,060
Non-Israeli subsidiaries	21,553	20,706	17,629
	47,574	38,002	37,689

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 -	INCOME TAX (cont.)

L.	Uncertain tax positions

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil.

Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

US dollars
(in thousands)
Balance at January 1, 2013	439
Translations differences related to the current year	33
Balance at December 31, 2013	472
Translations differences related to the current year	(51)
Balance at December 31, 2014	421

The Company anticipates that it is reasonably possible that over the next twelve months the amount of unrecognized tax benefits could be reduced to zero, therefore as of December 31, 2014, the liability with respect to uncertain tax positions is presented as short-term liability in the balance sheet (within "Other current liabilities").

NOTE 16 -	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2014, 2013 and 2012, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	30,429	23,762	24,880

	Number of shares
	Year ended December 31,
(in thousands)	2014	2013	2011
Weighted average number of shares used in the computation of basic and diluted earnings per share	20,968	20,968	20,968

NOTE 17 -	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2014, US$ 324 thousand and US$ 189 thousand, respectively (In 2013 US$ 303 thousand and US$ 193 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 187 thousand (US$ 52 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies. (US$ 80 thousand and US$ 72 thousand in 2013 and 2012, respectively.)

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

Whereas the term of the agreement exceeded three years, under recent amendments to the Israeli Companies Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky, which according to current Israeli law remained in force and effect until May 11, 2014.

See section F below with respect to the approval of a new service agreement with A. Sheratzky Holdings during February 2014.

C.
On September 5, 2002, the Company entered into independent contractor agreements with A. Sheratzky Holdings Ltd. and each of Eyal Sheratzky and Nir Sheratzky (the Co-CEO's of the Company), pursuance to which A. Sheratzky Holdings will provide management services to the Company through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307 (US$ 12,600 and US$ 12,700), respectively, in addition to providing each of them a company car and reimbursement of certain business expenses.  In January 2004, changes in the employment terms of the two Co-CEOs of the Company were approved, whereby in addition to the agreement detailed above, each would be entitled to an annual bonus equal to 1% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

Whereas the term of the agreement exceeded three years, under recent amendments to the Israeli Companies Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with A. Sheratzky (including third addendum thereto that clarifies the nature of its role and services), which according to current Israeli law remained in force and effect until May 11, 2014.

See section F below with respect to the approval of a new service agreement with A. Sheratzky Holdings during February 2014.

The aggregate amounts paid to A. Sheratzky Holdings in 2014, 2013 and 2012 (including with respect to B. above but excluding amounts paid to A. Sheratzky Holdings in 2014 under the new service agreement, described in F. below), were approximately US$ 793,000, US$ 3,470,000 and US$ 2,691,000, respectively (all numbers include value added tax).

D.
In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 3,900) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2014, 2013 and 2012 was approximately US$ 62,000, US$ 59,000 and US$ 56,000, respectively.

E.
On January 23, 2007, the Company's subsidiary, E-Com Global Electronic Commerce Ltd.  ("E-Com "), signed an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as CEO of that company, in consideration of monthly payments in the amount of NIS 25,000 (US$ 6,400), in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses.  In his position, Mr. Sheratzky will report to the Co-CEO of the Company.  The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in E-COM profits before tax (up to a maximum amount of 1% of that company's profits before tax), based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 -	RELATED PARTIES (cont.)

E.	(cont.)

The aggregate amount paid to Mr. Gil Sheratzky in 2014, 2013 and 2012 was approximately US$ 1,131,000, US$ 145,000 US$ 196,000, respectively.

Whereas the term of the agreement exceeded three years, under recent amendments to the Israeli Companies Law, the Company's audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky, which according to current Israeli law remained in force and effect until May 11, 2014.

See section F below with respect to the approval of a new service agreement with A. Sheratzky Holdings during February 2014.

F.
In February 2014, following the approval of the Company's general meeting of shareholders on January 28, 2014, the Company entered into new service agreements, setting forth the terms of service of its President and Co-Chief Executive Officers in compliance with the Company's compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with the Company's compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $57,900) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

The aggregate amounts paid to A. Sheratzky according this new service agreement in 2014 were approximately $2,387,000 (includes value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $45,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 -	RELATED PARTIES (cont.)

F.	(cont.)

The aggregate amounts paid to ORAS Capital Ltd (for new and old agreements combined) in 2014 were approximately $1,552,000 (include value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $45,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

The aggregate amounts paid to Galnir Management and Investments Ltd, (for new and old agreements combined) were approximately $1,418,000 (includes value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $32,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months' advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com' and/or Company's secrets or competition with E-Com and/or the Company.

The aggregate amounts paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2014 were approximately $948,000 (includes value added tax).

Each of the above agreements also provides that the executives may request to provide their services to the Company as an employee, and not through a service provider, and in such event, the they shall execute an employment agreement with the Company, in lieu of the above service agreements, which shall also set forth the provisions of social security and other benefits that the Company usually grants its senior executive officers (which may not deviate from the provisions of the Compensation Policy in this respect). In any event, it was agreed that the nature of the agreement pursuant to which the services are provided shall not affect the cost to the Company of the provision of the services as set forth in the service agreements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 -	RELATED PARTIES (cont.)

F.	(cont.)

The terms of the Cash Incentives applicable to each of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders"), as set forth in their agreements referred to above (the "Agreements"), are as follows:

•
"Target-based Cash Incentives" means a cash incentive awarded to the Executive Office Holders for the Company's achievement of the following Profit-Before-Tax targets in each calendar year following the effective date of the above agreements, in which the Minimum Threshold (as defined below) has been achieved:

Company's Profit-Before-Tax Targets

(in USD thousands)	Level of Incentive - As a Percentage of the Executive Office Holder's Annual Cost of Pay

24,001- 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

"Minimum Threshold" means, with respect to a particular calendar year, a minimum Company's Return on Equity (as defined below) of 15%, and a minimum company's Profit Before Tax of USD 24 million.

"Excess Return Cash Incentives" means that at the end of each calendar year, the Company shall examine the Company's Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an "Examined Period"), as compared to the TA 100 Index's Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the TA 100 Index's Yield for such period, each of the Executive Office Holders shall receive an amount equal to 50% of his monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 -	RELATED PARTIES (cont.)

F.	(cont.)

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

•
The Executive Office Holder shall be required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated in the Company's financial statements published during the three year period following publication of the erroneous financial statements; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned within 60 days from the date of publication of the restated financial statements, net of taxes that were withheld thereon. If the Executive Office Holder has a right to reclaim such tax payments with respect to Grants which were paid in excess, from the relevant tax authorities, then the Executive Office Holder shall reasonably act to reclaim such amounts from the tax authorities and upon their receipt, shall remit them to the Company. In 2014 Executive Offices Holders where ineligible to Target based cash incentives at the maximum rate of (150%).

G.
On January 28, 2014, the Company's general meeting of the of shareholders re-approved the terms of engagement of Mr. Avner Kurz as a consultant to Ituran Sistemas de Monitoramento Ltda, a Brazilian subsidiary of the Company, in accordance with an agreement dated February 23, 2012. Pursuant to the terms of this agreement, Mr. Kurz provided consultation services to the Brazilian subsidiary as an independent contractor, including services concerning: general strategy of the subsidiary, developing connections with the private market, infrastructure development and in any other area as is required from time to time. In addition, he was in direct contact with the chief executive officer of the subsidiary and its office holders, he was directly reporting to the Company's president and advised him regarding the aforementioned; Mr. Kurz undertook to stay at least eight times per year in Brazil at the subsidiary's offices and to invest no less than twenty monthly hours in providing the services; the term of the agreement automatically renews every two years, although each party may terminate it with a 180 days prior notice; and in consideration for the services described above, the Brazilian subsidiary paid Mr. Kurz a monthly amount of $8,000, against the receipt of a tax invoice; and Mr. Kurz was entitled to receive a cellular phone and reimbursement of related expenses from the Company, payable against receipts  The aggregate amounts paid to Mr Kurz by virtue of this agreement for each of the years 2014, 2013 and 2012 were approximately $80,000, $81,105 and $99,771, respectively. The agreement with Mr. Kurz was terminated on September 15, 2014 as the date of his resignation from the board.

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

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products	Total

Year ended December 31, 2014
Revenues	133,692	48,435	182,127
Operating income	42,603	3,267	45,870
Assets	63,795	11,094	74,889
Goodwill	1,544	2,497	4,041
Expenditures for assets	12,574	598	13,172
Depreciation and amortization	8,920	148	9,068
Impairment of goodwill and intangible assets	34	888	922
Year ended December 31, 2013
Revenues	126,951	43,216	170,167
Operating income (loss)	38,470	(540)	37,930
Assets	66,300	10,564	76,864
Goodwill	1,730	3,703	5,433
Expenditures for assets	12,312	264	12,576
Depreciation and amortization	9,360	358	9,718
Impairment of goodwill and intangible assets	2,816	1,804	4,620
Year ended December 31, 2012
Revenues	114,565	35,753	150,318
Operating income	29,850	97	29,947
Assets	65,332	10,629	75,961
Goodwill	3,692	4,351	8,043
Expenditures for assets	7,636	77	7,713
Depreciation and amortization	11,471	130	11,601

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18 -	SEGMENT REPORTING (cont.)

C.	Information about reported segment profit or loss and assets:

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

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2014	2013	2012

Total revenues of reportable segment and consolidated revenues	182,127	170,167	150,318

Operating income
Total operating income for reportable segments	45,870	37,930	29,947
Unallocated amounts:
Other income (expenses) income	-	(166)	6,755
Financing income, net	1,704	238	987
Consolidated income before taxes on income	47,574	38,002	37,689

Assets
Total assets for reportable segments (*)	78,930	82,297	84,004
Other unallocated amounts:
Current assets	57,159	61,530	48,512
Investments in affiliated and other companies	1,095	1,511	242
Property and equipment, net	7,786	8,644	9,187
Other unallocated amounts	7,367	6,560	5,394
Consolidated total assets (at year end)	152,337	160,542	147,339

Other significant items
Total expenditures for assets of reportable segments	13,172	12,576	7,713
Unallocated amounts	2,021	1,387	2,320
Consolidated total expenditures for assets	15,193	13,963	10,033

Total depreciation, amortization and impairment for reportable segments	9,990	14,338	11,601
Unallocated amounts	2,229	1,858	3,070
Consolidated total depreciation and amortization	12,219	16,196	14,671

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18 -	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2014	2013	2012

Israel	90,061	83,331	70,595
United States	7,568	4,876	4,749
Brazil	66,462	63,454	58,242
Argentina	13,792	15,190	13,546
Others	4,244	3,316	3,186
Total	182,127	170,167	150,318

	Property and equipment, net
	December 31,
(in thousands)	2014	2013	2012

Israel	8,563	9,051	9,440
United States	120	155	146
Brazil	17,801	19,178	20,132
Argentina	5,424	4,162	4,438
Total	31,908	32,546	34,156

-	Revenues were attributed to countries based on customer location.
-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2014, 2013 and 2012 there were no sales exceeding 10% of total revenues to none of our customers.

NOTE 19 -	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, derivatives and deposits in escrow.

Most of the Group’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2014 and 2013, were deposited with major banks (mostly in Israel). The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

During 2013 and 2014, the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency, will be affected by changes in exchange rates.

During 2013 and 2014, all the financial derivatives were designated and accounted for as hedging instruments.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Asset derivatives
As of December 31, 2014	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other Assets	2,564

	Liability derivatives
As of December 31, 2013	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other liabilities	(568)

Amounts reclassified to statement of income:

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2014		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	68

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of loss recognized in income
Year ended December 31, 2013		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	(295)

As of December 31, 2013 and 2014, the notional amount of forward exchange contracts with respect to cash flow hedge of anticipated transactions amounted to US$ 28.5 million (US$ 1.5 million per month for the next 19 months).

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

See also Note 1W.

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2014:

	December 31, 2014
(in thousands)	Level 1	Level 2	Level 3

Derivatives
Derivatives designated as hedging instruments	-	2,564	-

	December 31, 2013
(in thousands)	Level 1	Level 2	Level 3

Derivatives
Derivatives designated as hedging instruments	-	568	-

NOTE 20 -	SUBSEQUENT EVENTS

In January 2015, the Company purchased an additional 13.3% of Bringg shares for an amount of  $1.1 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Ituran Argentina S.A.

We have audited the accompanying balance sheets of Ituran Argentina S.A. (the “Company”) as of December 31, 2014 and 2013 and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013 and the results of its operations, changes in shareholders’ equity and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 12, 2015 expressed an unqualified opinion.

Gonzalo Urien Berri Estudio Urien & Asociados Buenos Aires, Argentina
February 12, 2015

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officers

Dated: April 28, 2015