Form 20-F
period 2015-12-31
Ituran Location & Control Ltd.
filed 2016-04-20
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

 Yes ☐ No ☐

TABLE OF CONTENTS

USE OF CERTAIN TERMS		IV
FORWARD LOOKING STATEMENTS		IV
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	15
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
B.	BUSINESS OVERVIEW	17
C.	ORGANIZATIONAL STRUCTURE	27
D.	PROPERTY, PLANTS AND EQUIPMENT	28
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	29
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	OPERATING RESULTS	29
B.	LIQUIDITY AND CAPITAL RESOURCES	41
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	45
D.	TREND INFORMATION	45
E.	OFF-BALANCE SHEET ARRANGEMENTS	45
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	45
G.	SAFE HARBOR	45

i

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46
A.	DIRECTORS AND SENIOR MANAGEMENT	46
B.	COMPENSATION	50
C.	BOARD PRACTICES	53
D.	EMPLOYEES	57
E.	SHARE OWNERSHIP	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	61
A.	MAJOR SHAREHOLDERS	61
B.	RELATED PARTY TRANSACTIONS	63
C.	INTERESTS OF EXPERTS AND COUNSEL	69
ITEM 8.	FINANCIAL INFORMATION	69
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	69
B.	SIGNIFICANT CHANGES	71
ITEM 9.	THE OFFER AND LISTING	72
A.	OFFER AND LISTING DETAILS	72
B.	PLAN OF DISTRIBUTION	73
C.	MARKETS	73
D.	SELLING SHAREHOLDERS	73
E.	DILUTION	73
F.	EXPENSES OF THE ISSUE	73
ITEM 10.	ADDITIONAL INFORMATION	73
A.	SHARE CAPITAL	73
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	74
C.	MATERIAL CONTRACTS	82
D.	EXCHANGE CONTROLS	82
E.	TAXATION	82

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

Our selected consolidated statements of income data for the years ended December 31, 2013, 2014 and 2015, and our selected consolidated balance sheet data as of December 31,  2014 and 2015 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31,  2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011,  2012 and 2013, are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2015	2014	2013	2012	2011
	In USD
	In thousands, except per share amounts
Revenues:
Location based services	127,683	133,692	126,951	114,565	120,410
Wireless communications products	47,945	48,435	43,216	35,753	39,757

Total Revenues	175,628	182,127	170,167	150,318	160,167
Cost of Revenues:
Location based services	46,823	46,852	44,850	44,974	49,731
Wireless communication products	38,924	38,142	36,015	29,786	29,758

Total cost of revenues	85,747	84,994	80,865	74,760	79,489

Gross profit	89,881	97,133	89,302	75,558	80,678

Research and development expenses	2,401	2,526	2,414	2,066	1,877
Selling and marketing expenses	9,303	9,264	9,715	8,489	8,543
General and administrative expenses	37,801	38,617	34,483	33,439	34,984
Other expenses (income), net	(268)	856	4,760	1,617	8,691

Operating Income	40,644	45,870	37,930	29,947	26,583
Other income (expenses), net	-	-	(166)	6,755	(819)
Financing income, net	1,189	1,704	238	987	2,100

Income before income tax	41,833	47,574	38,002	37,689	27,864
Income tax	(12,822)	(14,246)	(12,447)	(11,690)	(5,655)
Share in losses of affiliated companies, net	(2,439)	(421)	(1)	(39)	(23)

Net income for the year	26,572	32,907	25,554	25,960	22,186
Less: net income attributable to non-controlling interest	(1,601)	(2,478)	(1,792)	(1,080)	(908)

Net income attributable to Company stockholders	24,971	30,429	23,762	24,880	21,278

Earning per share
Basic	$1.19	$1.45	$1.13	$1.19	$1.01
Diluted	$1.19	$1.45	$1.13	$1.19	$1.01
Weighted average number of shares outstanding
Basic	20,968	20,968	20,968	20,968	20,968
Diluted	20,968	20,968	20,968	20,968	20,968

Consolidated Balance Sheets Data

	Year Ended December 31,
	2015	2014	2013	2012	2011
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in trading marketable securities	29,051	40,780	46,679	34,392	40,226
Working Capital	50,124	56,910	57,259	44,145	48,474
Total Assets	142,003	152,337	160,542	147,339	157,457
Total Liabilities	54,182	57,754	65,057	55,332	52,105
Retained Earnings	57,739	49,067	38,831	32,187	43,185
Stockholders Equity	83,698	90,696	90,918	88,027	101,194
Dividend declared per share	0.76	0.93	0.86	0.81	1.23

Other Data:

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(unaudited)

Subscribers of our location-based services(1)	948,000	817,000	741,000	667,000	623,000
Average monthly churn rate	3.3%	3%	2.9%	3%	3.2%

(1) number of subscribers are rounded to the nearest thousand.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

We outsource the manufacturing of a significant part of our wireless communications products to third parties. We use one manufacturer for production of a significant portion of our wireless communications products and we do not maintain significant levels of inventories to support us in the event of an unexpected interruption in its manufacturing process. If our principal manufacturer or any of our other manufacturers is unable to or fails to manufacture our products in a timely manner, we may not be able to secure alternative manufacturing facilities without experiencing an interruption in the supply of our products or an increase in production costs. Any such interruption or increase in production costs could affect our ability to provide our wireless communications products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We rely on Telematics Wireless Ltd. (previously owned by us) and ERM (our subsidiary)_to supply us with various products and services. Each of these suppliers supply us with different type of products and services and act as single supplier of such products and services. Termination of our agreement with Telematics in respect of such products and services could adversely affect our revenues and operations.

Following the sale of our subsidiary, Telematics Wireless Ltd. in 2007 to a third party and the execution of a 10-year supply agreement (with purchase orders to date are until the end of 2018). with Telematics as a result of such sale, we rely on Telematics as a single supplier of products and services. Termination of our relations with Telematics would adversely affect our operations and revenues. Risk from ERM, our other major supplier is significantly smaller due to it being our subsidiary.

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

Material cyber security failure may harm our operations, which rely on use of information technology and wireless transmission.

Our AVL and SVR services, relies on the use of information technology which under a major cyber security breach, could harm our operations. We are using physical services, wireless transmitting stations, GPRS/GPS, and in lesser account cloud computing to provide our services. There are risks associated with storing and transmitting data, which due to cyber security breach may be corrupted, and the store data on remote servers may be destroyed, damaged, seized, or otherwise no longer accessible, which may temporary decrease our ability to deliver AVL and SVR services.

We implemented cyber security controls – which consists of three pillars prevention, detection and response (data recovery in the event of a cyber breach). We perform an ongoing review of our systems and an annual external review of our cyber security controls and their implementation. However, such cyber security controls may not be able to prevent all unexpected weaknesses.  In the event of a cyber-attack, we could experience the corruption or loss of data, misappropriation of assets or sensitive information, including customer information, or operational disruption. This could result in response costs and various financial loss, and may subject us to litigation and cause damage to our reputation, for which we may not be covered under our current insurance policies and may lead to substantial loss of revenues.

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

On July 19, 2015, Ituran Location and Control Ltd. (the “Company”) received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv on July 13, 2015, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 77 million). Based on an opinion of its legal counsels, the Company believes that the lawsuit lacks substantiation, and that the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the suit will not be approved as a class action lawsuit are higher than it will be approved. Notwithstanding the aforesaid, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

For additional information on this lawsuit and for information concerning additional litigation proceedings, please refer to Item 8.A – “Consolidated Statements and other Financial Information” under the caption “Material Legal Proceedings” below.

We have not obtained nor applied for several of the permits required for the operation of some of our base sites. To the extent enforcement is sought, the breadth, quality and capacity of our network coverage could be materially affected.

The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 103   base sites that provide complete communications coverage in Israel. Similarly, we have communications coverage in Sao Paulo and Rio, Brazil and Buenos Aires, Argentina. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

Currently most of our base sites in Israel and Brazil and some of our base sites in Argentina operate without local building permits or the equivalent. Although relevant authorities in Israel, Brazil and Argentina have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli and Argentine authorities have begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites or the imposition of limitation on erection of new base stations. Should these enforcement measures be imposed upon us in Israel or Argentina, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected. In Israel we are in process of achieving compliance with the regulation of our base stations, such process can take several years.

Currency fluctuations may result in valuation adjustments in our assets and liabilities and could cause our results of operations to decline.

The valuation of our assets and liabilities, our revenues received and the related expenses incurred are not always denominated in the same currency. This lack of correlation between revenues and expenses exposes us to risks resulting from currency fluctuations. These currency fluctuations could have an adverse effect on our results of operations, such currency fluctuations take place in Argentina Brazil and Israel which affects our operation results in these countries. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could cause our results of operations to decline.

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

We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988 (the "Israeli Antitrust Law"), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli antitrust authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 24.5 million or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

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

Somewhat significant portion of our ordinary shares are held by a small number of existing shareholders and our articles of association provide for a staggered board, which may hinder change of control.

Moked Ituran Ltd., currently beneficially owns approximately 19.44% of our outstanding ordinary shares (not including treasury stock held by us). The amount of shares owned by Moked Ituran Ltd, was significantly reduced on September 16, 2014, by 6.82% (from 26.26%), due to Moked Ituran Ltd Shareholder, F.K. Generators and Equipment Ltd. sale of 1,431,000 of our ordinary shares through Moked Ituran Ltd.  For additional information concerning the transaction, see Item 6.A "Shareholders Agreement and Articles of Association of Moked Ituran Ltd.". Following such sale, it is uncertain whether Moked Ituran Ltd. may be considered as a "Controlling Shareholder" as defined under section 268 of the Israeli Company law (for additional information see Item 10.B "Memorandum and Articles of Association" - “Our Corporate Practices under the Israeli Companies Law” under the caption "Shareholders").  Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling a interest in our company to a third party.  In addition, our articles of association provide for a staggered board  which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management.

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

Our ordinary shares are traded on more than one market and this may result in price variations, which may intensify during the last days prior to the delisting from Tel Aviv Stock Exchange.

Our ordinary shares are traded on the Nasdaq Global Select Market and the Tel Aviv Stock Exchange. Our shares are scheduled to be delisted from the Tel Aviv Stock Exchange on May 25, 2016. Trading in our ordinary shares on these markets takes place in different currencies (dollars on the Nasdaq Global Select Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. Such phenomena may intensify on the last days prior to our delisting from Tel-Aviv Stock Exchange. For an information on the delisting from Tel-Aviv Stock Exchange, see Item 9.A – Price History of Our Shares.

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

In 2006 we acquired control of E.R.M. Electronic Systems Limited (“E.R.M”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market. Since such acquisition, we have been developing our fleet management services and products, which now constitute a material portion of our operations.

In 2007, we purchased the entire issued share capital of Mapa Group from its shareholders for US$9.9 million. In addition, we invested an additional sum of approximately US$3.1 million in Mapa Group, which was used by Mapa Group to repay shareholders’ loans. Mapa Group is a provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel. On December 31, 2015, Mapa Internet (one the two Mapa Group members) was sold to a company not related to us, for a total consideration of NIS 2.3million (approximately US$600,000).

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

In September 2015 one of the largest global road vehicles manufacturers ("Manufacturer") has signed a four year agreement (which may be extended by the manufacturer for additional 2 years) with us to offer Ituran's services in the Brazilian market. Ituran’s services includes: vehicle security, personal safety, remote diagnostic, Web and App application and Concierge. The service was launched through a joint venture with Road Truck, called IRT (Ituran Road Track), which is 50% owned by Ituran. The agreement has a long-term timeframe. Ituran expects some investment and expense requirements during the initial period of contract, resulting in a loss at the joint venture in an amount which is not significant to Ituran. During 2017, the joint venture expected to become profitable, making the entire project increasingly accretive to Ituran. On October 2015 the joint venture started to deliver the services for the first Car Model. As the date of the report, a few thousands clients are using the services these days. The equipment for the agreement is provided by another joint venture through a subsidiary in Uruguay which is also a joint venture with Road Truck, which is held 50% by Ituran, called RTI (Road Truck Ituran).

In December 2013 we invested $1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. According to the agreement with Bringg, we have invested by January 2015 an additional amount of $1.1 million and we now hold 40.8% of its share capital. On July 2015 we invested another US$ 2 million, and during November 2015, additional investors which are not related to Ituran, invested in Bringg. Following such investments, we now hold 41.18% of Bringg’s share capital.

Capital Expenditures and Divestitures

We had capital expenditures of $18.7 million in 2015, $15 million in 2014, and $14.2 million in 2013. We have financed our capital expenditures with cash generated from our operations.

Our capital expenditures in 2015, 2014 and 2013 consisted primarily of acquisition of operational equipment for $13.3 million, $11.2 million and $10.2 million, respectively.

On December 31, 2015, Mapa Internet (one of the two Mapa Group members) was sold to a company not related to us, for a total consideration of NIS 2.3 million (approximately US$600,000).  For additional information concerning the sale of Mapa Internet, see Item 4.A- " History and Development of the Company" under the caption "Our history". Except the sale of Mapa Internet, we didn’t have any material capital divestitures during the last three fiscal years and until the date of this report.

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

Location-Based Services

In 2015, 73% of our revenues were attributable to our location-based services. As of December 31, 2015, we primarily provided our services in Israel, Brazil, Argentina and the United States to approximately 381,000, 368,000, 169,000 and 30,000 subscribers, respectively.

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

 Fleet management services

Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2015, we provided our services to approximately 140,000 end-users through 31,000 corporate customers in Israel, Brazil, Argentina and the United States.  We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.  By the date of this report, we have a total of 3,000 end users which are spread in various countries (except Israel, Brazil, US and Argentina).

Value-added services

The personal locator services that we offer allow customers to protect valuable merchandise and equipment. We currently provide personal locator services in Israel, Brazil and Argentina and, as of December 31, 2015, we few thousands subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We offer our concierge services to many of our subscribers in Israel, Argentina and Brazil.

Wireless Communications Products

In 2015, 27% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL.

Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating equipment and merchandise will use our SMART products. As part of our expansion into additional markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market. Subscribers to our fleet management services use E.R.M hardware and our proprietary software.

Industry Overview

While we believe that the statistical data, industry data forecasts and market research discussed below are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

(a) Location-based services

Stolen vehicle recovery

The demand for vehicle security products and services is driven by vehicle theft rates, increasing security awareness among customers and insurance companies’ efforts to reduce incidents of loss. In addition, in Brazil, which is one of our primary markets, a regulation was adopted pursuant to which new vehicles (cars, motorcycles, trucks etc.), manufactured in Brazil or imported into the country may only be sold when equipped with a blocking (immobilizing) and GPS location system or tracking system (such as our products). However such regulation was repeatedly postponed and  in our understanding this regulation will be changed completely in the future or entirely cancelled. In some of our markets, demand for SVR services has been enhanced by incidents of carjacking and car-related kidnappings that have increased consumers’ perceived crime risk. Additionally, theft of trucks carrying valuable or hazardous cargo (e.g., microchips and chemicals) represents a threat to commercial, industrial, public and personal safety and security.

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
Fleet Management
Value-added services Asset protection to Auto Lenders

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 381,000 subscribers as of December 31, 2015. We maintain 103 base stations in Israel, which provide complete coverage within the country. We also operate throughout Israel in providing fleet management services through GPS/GPRS based products and services.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 368,000 subscribers as of December 31, 2015. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro, where we maintain 140 base stations; however we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002 and we had approximately 169,000 subscribers as of December 31, 2015. We currently provide RF based products and services only in the metropolitan area of Buenos Aires, where we maintain 43 base sites; however, we also operate throughout Argentina in providing GPS/GPRS based products and services for fleet management.

■
United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States. As of December 31, 2015, we had approximately 30,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2013, 2014 and 2015 no single customer or group of related customers comprised more than 10% of our total annual revenues.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2015, our selling and marketing team consisted of 125 employees.

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

In Israel, Brazil and Argentina, we focus our marketing efforts on insurance companies and private customers; while in Brazil, our primary focus has shifted to the retail market during recent years. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2015, we had a total of approximately 948,000 subscribers for our SVR services.

Fleet management

Vehicle fleet management systems are primarily marketed through vehicle fleets' departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2015, we provided our services to approximately 140,000 end users through 31,000 corporate customers and individuals in Israel, Brazil, Argentina and the United States. We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.  By the date of this report, we have a total of 3,000 end users which are spread in various countries (except Israel, Brazil, US and Argentina).

Value-added services

Our concierge services are provided to existing SVR customers. A few thousands SMART devices were installed in valuable merchandise and equipment.

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

Stolen vehicle recovery

■	Israel. Our primary competitors in Israel are Pointer and Skylock Ltd.

■
Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are Sascar, Zatix and AutoTrack.

■
Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Argentina are LoJack Corporation and Megatrans S.A..

■
United States. In the United States, there are several major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Spireon (which also includes SysLocate and GoldStar), PassTime, Guide Point, Sky Patrol, Sky Guard, I-Metrik SVR and Position Plus.

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

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in Israel are Pointer, ISR, Traffilog and Skylock; our major competitors in the United States are GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime and Spireon; our major competitors in Brazil are Sascar, Zatix and AutoTrack; and our major competitors in Argentina are LoJack Corporation, Megatrans SA., G4S, Sitrac S.A., American Tracer, Ubicar S.A. and Sky Cop.

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

Manufacturing Operations and Suppliers

Our wireless communications products are manufactured and assembled by a limited number of manufacturers in Israel (including our subsidiary E.R.M). We engage with our manufacturers on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients. Other than our dependency on Telematics, as described in Item 3,D, “Risk Factors” above, we do not depend on a single manufacturer for the production of our products. Our main manufacturers and assemblers are Telematics and E.R.M Electronic Systems Limited (our subsidiary). For further details of our agreement with Telematics concerning the supply of products and services see Item 4.A – History and Development of our Company under the caption “Our History” above.

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

“Ituran”and “Mr. Big” and the related logos are our trademarks, which have been registered in Israel. "Mapa" trademark and its related logos where sold as part of the sale of Mapa to an unrelated party to us. For additional information concerning the sale of Mapa Internet , see Item 4.A- " History and Development of the Company" under the caption "Our history".   This report also refers to brand names, trademarks, service marks and trade names of other companies and organizations, each of which is the property of its respective holder.

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

The telecommunication services and frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel – Agencia Nacional de Telecomunicatoes, in Brazil, Ministerio de Comunicaciones, in Argentina , and the Federal Communications Commission, in the United States. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the Autoridad Federal de Tecnologias de la Información y las Comunicaciones and in the United States by the Federal Communications Commission.

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

Our frequency license in Israel was renewed for a term of five (5) years until July 31, 2017. Our frequency licenses in Brazil expire in 2019. Except in Brazil, where a request for a new license may have to be filed upon expiration of the license in 2019, we have options to extend all of our frequency licenses for periods ranging from three- to ten-years. In Argentina, the SECOM (Secretary of Communication), on July 15, 1999, granted us a license to provide services and the authorization to use frequencies. These authorizations do not have any expired date.

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

We are continuously in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued only 29 of these permits (13 of them have expired). With respect to the general permit from Israel’s Land Administration, in 2005 we entered into an agreement with the Israel’s Land Administration, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2010. In the event that the Israel Land Administration claims consideration for the erection of the base sites without a permit, we may be subject to penalties and payment of annual consideration for the years of use of those base sites.

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

We were initially incorporated as a subsidiary of Tadiran, an Israeli-based designer and manufacturer of telecommunications equipment, software and defense electronic systems, whose original business purpose was to adapt military-grade technologies for the civilian market. In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with its operations from Tadiran and Tadiran Public Offerings Ltd. The AVL infrastructure and AVL end-units for the operation of our SVR services were originally developed by an independent division of Tadiran Communications and Systems Group. These operations were later transferred to a Tadiran subsidiary, Tadiran Telematics Ltd. In November 1999, we purchased Tadiran Telematics from Tadiran and in 2002, we changed its name to Telematics Wireless. In December 2007 we sold our subsidiary Telematics.

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc.	USA	100%
Ituran USA Inc.	USA	88.5%*
Ituran de Argentina S.A.	Argentina	100%
Ituran Sistemas de Monitoramento Ltda.	Brazil	98%**
Ituran Instalacoes Ltda.	Brazil	98%
Teleran Holding Ltda.	Brazil	99.99%
Ituran servicos Ltda.	Brazil	98%
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Mapping & Publishing Ltd.	Israel	100%

* 88.5% of the shares are held by Ituran U.S.A. Holding Inc., which is our wholly owned subsidiary; and the remaining shares are held by employees of Ituran USA Inc.
** we indirectly hold 98% of the shares.

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

In 2015 we leased an aggregate of approximately 48,763 square feet of office space in Azour and Holon, Israel. In 2015, the annual lease payments for these facilities were approximately $683,000. The initial term of the primary lease (in Azour) expired on March 31, 2013; and we renewed the lease until 2020. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

In Buenos Aires, Argentina, we lease approximately 8,793 square feet of office space for approximately $ 93,392 annually, approximately 720 square feet for our control center for approximately $ 7,487 annually, approximately 5,253 square feet for our installation center for approximately $ 82,141 annually, approximately 2,121 square feet for our warehouse for approximately $ 14,422 annually, and approximately 862 square feet for our third warehouse for approximately $ 5,017 annually.

We lease approximately 7,460 square feet for our offices and control center in Florida for a monthly rate of $ 12,900 USD. As of December 31, 2015, the lease was on a month by month basis. We plan to extend the lease for an additional period of 60 months and to assume additional 1,800 square feet (on top of current 7,460 square feet).

In 2015, we leased approximately 682 Sq. m 7,341 square feet) of office space and warehouse in Brazil for approximately $133,000 annually.

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

The size of our base station sites varies from approximately 11 to 44 square feet. In Israel, we have 103 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,000 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 140 base station sites, of which 23 sites are leased from the same entity under a 15 years-contract,(commencing from 2012) for a monthly rate ranging from $500 to $1,750 per site . The remaining 117 sites are leased independently for an annual rate ranging from $200 to $550 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 43 base station sites, all of which are leased from six entities for a monthly rate ranging from $300 to $1,300 per site. The duration of the lease ranges from one to two years.

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

Our location-based services segment consists of our SVR, fleet management and value-added services. We currently operate stolen vehicle recovery services throughout Israel, in Brazil (Buenos Aires) Argentina and in the United States.

Our wireless communications products segment consists of our short- and medium-range two-way wireless communications products that are used for various applications, including AVL. We sell our AVL end-units to customers that subscribe to our SVR services.

Outlook

We have historically experienced significant growth in the markets in which we provide our location-based services. These markets are generally characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft, and hence the Brazilian market continues to represent growth potential for our location-based services. The growth in subscribers within our location-based services segment also has a direct impact on the sale or lease of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle. In Israel, in recent years the market experience an increased car sales which positively affect our sales as compared with previous years.

As of December 31, 2015, we had approximately 368,000 subscribers in Brazil. We estimate that the total addressable market in Brazil several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

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

Our services and products, including our line of AVL products, which is based on our SMART and GPRS products and tailored for vehicles which are considered medium to high end vehicles, have contributed to an increase in our customer base and sales in Israel, and we expect it to continue to contribute to such increase.

Please refer to Item 3.D. – Risk Factors above in respect of factors that could negatively impact our business.

Geographical breakdown

Location-based services' subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2015	2014	2013
Israel	381,000	340,000	310,000
Brazil	368,000	298,000	262,000
Argentina	169,000	158,000	145,000
United States	30,000	21,000	24,000

Total(1)	948,000	817,000	741,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2015		2014		2013
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	54.4	34.2	56	33.5	51.5	31.8
Brazil	56.1	2.3	63.6	2.9	60.3	3.2
Argentina	15.9	1.4	12.5	1.3	13.6	1.6
United States	1.3	6.5	1.6	6	1.6	3.3
Others	-	3.5	-	4.7	-	3.3
Total(1)	127.7	47.9	133.7	48.4	127.0	43.2

 (1) We attribute revenues to countries based on the location of the customer.

Location-based services segment

We generate revenues from sales and leases of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers, predominately subscribers in Israel, Brazil and the United States, and insurance companies in Brazil and Argentina. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical average churn rates of 3% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

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

2.
We apply the provisions of ASC Topic 605-25, "Revenue Recognition - Multiple-Element Arrangements", as amended. ASC Topic 605-25 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract is accounted for as a separate unit when it provides the customer value on a stand-alone basis and if an arrangement includes a right of return relative to a delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the Company. According to ASC 605-25, as amended, when neither "vendor specific objective evidence" of selling price, nor third party price exists, we are required to develop a best estimate of the selling price of the deliverables and the entire arrangement consideration is allocated to the deliverables based on the relative selling prices.

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

3.
Amounts earned by our Brazilian subsidiary earns commissions for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third party insurance company, such commissions are recognized ratably on a straight-line basis over the subscription period, since the amount allocated to the company, as an agent, is contingent upon the delivery of the SVR services. As the insurance company is the primary obligor of the insurance component, the company recognizes only the net amounts as revenues, after deduction of amounts related to the insurance component.

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

Accounting for income taxes

We account for income taxes in accordance with ASC Topic 740-10, "Income Taxes". According to this guidance, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law.  Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

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

Goodwill and other Intangible Assets Impairment Test

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for in accordance with the "purchase method" and is allocated to reporting units at acquisition.  Goodwill is not amortized but rather tested for impairment at least annually in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other".  We perform goodwill annual impairment test for the reporting units at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC Topic 350, we choose either to perform a qualitative assessment whether the two-step goodwill impairment test is necessary or proceeds directly to the two-step goodwill impairment test. Such determination is made by us for each reporting unit on a stand-alone basis.  The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When we choose to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then we proceed to the two-step goodwill impairment test. If the we determine Otherwise, no further evaluation is necessary.

When we decide or we required to perform the two-step goodwill impairment test, we compare the fair value of the reporting unit to its carrying value ("step 1"). If the fair value of the reporting unit exceeds the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill is considered not to be impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

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

We apply assumption that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

We perform a qualitative assessment for two reporting units as of December 31, 2015 and 2014, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For other reporting units (two in 2014, one in 2015), operating in Israel, we elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.

In order to determine the fair value of such reporting units, we utilized the "income approach". According to the income approach expected future cash flows are discounted to their present value using an appropriate rate of return. Judgments and assumptions related to future cash flows (projected revenues, operating expenses, and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, which are based on management's internal assumptions, and believed to be similar to those that would be utilized by market participants under the circumstances and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model.

Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, as follows:

Years
GIS database	10
Brand name	15
Other	3-10

Contingencies

We are involved in certain legal proceedings that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties. Except for income tax contingencies, the Company records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred.

Our material legal proceedings are fully described in Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Material Legal Proceedings” below.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
	%
Consolidated statements of operations data:	2015	2014	2013
Revenues:
Location based services	72.7	73.4	74.6
Wireless communications products	27.3	26.6	25.4

Total Revenues	100	100	100
Cost of Revenues:
Location based services	26.7	25.7	26.4
Wireless communication products	22.1	21	21.1

Total cost of revenues	48.8	46.7	47.5

Gross profit	51.2	53.3	52.5
Operating Expenses:
Research and development expenses	1.4	1.4	1.4
Selling and marketing Expenses	5.3	5.1	5.7
General and administrative expenses, net	21.5	21.2	20.3
Other expenses (income), net	(0.1)	0.4	2.8

Total operating expenses	28.1	28.1	30.2
Operating Income	23.1	25.2	22.3
Other income (expenses)	----	----	(0.1)
Financing income, net	0.7	0.9	0.1

Income before income tax	23.8	26.1	22.3
Income tax	(7.3)	(7.8)	(7.3)
Share in losses of affiliated companies, net	(1.4)	(0.2)	-

Net income for the year	15.1	18.1	15.0
Less: net income attributable to non-controlling interests	(0.9)	(1.4)	(1.0)

Net income attributable to company stockholders	14.2	16.7	14.0

Analysis of our Operation Results for the Year ended December 31, 2015 as compared to the Year ended December 31, 2014

Revenues

Total revenues decreased from $ 182.1 million in 2014 to $175.6 million in 2015, or 3.6%. This decrease consisted of a decrease of $6 million from subscription fees from our location-based services and a decrease of $0.5 million from sales of our wireless communications products.

Location-based services segment

Revenues in our location-based services segment decreased by $6 million from $133.7 million in 2014 to $127.7 million in 2015, or 4.5%. while the average annual number of subscribers increased from 778,000 in 2014 to 881,000 in 2015; however, this increase was offset by the negative impact of exchange rate fluctuations in the amount of approximately $29 million. If the negative impact of the exchange rate fluctuations was not accounted, our revenues would increase by $23 million.

Wireless communications products segment

Revenues in our wireless communications products segment decreased from $48.4 million in 2014 to $47.9 million in 2015, or 1%. This decrease of $0.5 million is primarily due to an increase of $3.8 million in our products' sales, mainly in Israel, and a negative effect of exchange rates fluctuation in an amount of $4.3 million.

Cost of revenues

Total cost of revenues increased from $85 million in 2014 to $85.7 million in 2015, or 0.8%. This increase consisted of an increase of $0.7 million in the location based services segment and while the wireless communication product segment was unchanged. As a percentage of total revenues, cost of revenues increased from 46.7% in 2014 to 48.8% in 2015.

Location-based services segment

Cost of revenues for our location-based services segment decreased slightly from $46.9 million in 2014 to $46.8 million in 2015, or 0.2%. This decrease was primarily the result of an increase in salary expenses of approximately $3.3 million, and depreciation expenses of $3.8 million and increase in other various expenses such as enforcement and installation fees etc. in total of approximately $1.6 million, which was offset by effect of exchange rates fluctuations in an amount of approximately $8.8 million. As a percentage of total revenues for this segment, cost of revenues increased from 35% in 2014 to 36.7% in 2015.

Wireless communications products segment

Cost of revenues for our wireless communications products segment in 2015 increased from $38.1 million in 2014 to $38.9 million in 2015, or 2.1%. This increase was mainly due to the increase in our products' sales in local currencies and product mixture. As a percentage of total revenues for this segment, cost of revenues increased from 78.7% in 2014 to 81.2% in  2015,  mainly due to a change in the products sales mixture.

Operating expenses

Research and development

Our research and development expenses in 2015 decreased from $2.5 million in 2014 to $2.4 million in 2015. As a percentage of total revenues, research and development expenses remained stable at 1.4%.

Selling and marketing

Our selling and marketing expenses remained stable in 2014 and 2015 at  $9.3 million.  As a percentage of total revenues, selling and marketing expenses increased from 5.1% in 2014 to 5.3% in 2015.

General and administrative

General and administrative expenses decreased from $38.6 million in 2014 to $37.8 million in 2015, or 2.1%. This decrease was primarily due to the effect of exchange rates fluctuations in the amount of $8 million which was offset by an increase in salary expenses in the amount of $2.6 million and an increase in legal and professional services in amount of $1.1 million and increase in other net various expenses in amount of $3.5 million. As a percentage of total revenues, general and administrative expenses increased from 21.2% in 2014 to 21.5% in 2015.

Other expenses (income), net

Other expenses (income) increased from of $0.9 million expenses in 2014 to $0.3 million income in 2015, primarily due to a $1 million gain from sale of a subsidiary in 2015.,

Operating income

Total operating income decreased from $45.9 million in 2014 to $40.6 million in 2015, or 11.5%. This decrease of approximately $5.3 million reflects a decrease of $4.3 million in the operating income in the location-based segment and a decrease of $1 million in the operating income in the wireless communication products segment.

Location-based services segment

Operating income in our location-based services segment decreased from $42.6 million in 2014 to $38.3 million in 2015, or 10%. This decrease was mainly attributed to the devaluation of local currency against the US dollar.

Wireless communications products segment

Operating income in our wireless communications products segment decreased from an operating income of $ 3.3 million in 2014 to an operating income of 2.3 in 2015. This decrease in the operating income is mainly attributed to devaluation of the Israeli Shekel against the US dollar.

Financing income, net

Financing income, net, decreased from $1.7 million in 2014 to $1.2 million in 2015. This decrease was mainly due to a decrease in short term interest expenses and in exchange rate differences.

Income Tax

Income Tax decreased from $14.2 million in 2014 to $12.8 million in 2015, or 9.86%. As a percentage of income before tax on income expense tax increased from 29.9% in 2014 to 30.7% in 2015 primarily due to a change in the income before tax mix among the group's companies.

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

Wireless communications products segment

Operating income in our wireless communications products segment increased from an operating loss of $0.5 million in 2013 to an operating income of $3.3 million in 2014. Our sales in this segment increased during 2014 mainly due to the increase in the volume of sale and the product mix.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2013, 2014 and 2015, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2013, 2014 and 2015, we derived approximately 8.3%, 10% and 9% of our revenues in dollars, 45.5%, 46% and 48% in NIS, 37.3%, 36.5% and 33% in Brazilian Reals and 8.9%, 7.6% and 10% in Argentine Pesos, respectively. In fiscal years 2013, 2014 and 2015, 20.1%, 14.8% and 17% of our expenses were incurred in dollars, 41%, 46.7% and 46% in NIS, 29.9%, 30.8% and 27% in Brazilian Reals and 8.9%, 7.7% and 10% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2015, accumulated and other comprehensive income decreased by 15.8 million as compared to the year 2014. In 2014, accumulated and other comprehensive income decreased by $11.1 million as compared to the year 2013. In 2013, accumulated and other comprehensive income decreased by $3.2 million as compared to the year 2012.

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

	Year Ended December 31,
	2013		2014		2015
	Actual	At 2012 exchange rates(1)	Actual	At 2013 exchange rates(1)	Actual	At 2014 exchange rates(1
	(In thousands)

Revenues	$170,167	$174,879	$182,127	$193,977	$175,628	$209,186
Gross profit	89,302	91,937	97,133	103,871	89,881	107,375
Operating income	37,930	39,630	45,870	49,437	40,647	50,749

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

We fund our operations primarily from cash generated from operations. In 2013, 2014 and 2015, we had $46.7 million, $40.8 million and $29.1 million in cash, marketable securities and deposit in escrow (long and short term) and $57.2 million, $56.9 million and $50.1 million in working capital, respectively. We hold our cash and cash equivalents in US dollars or the local currency of their location.

In 2015, 2014 and 2013 we did not have any long term borrowings from banks; and in . In 2013, 2014 and 2015, we also had $0.7 million, $0.5 million and $0.5 million respectively, available to us under existing lines of credit.  In 2013 2014 and in 2015, we have not utilized our lines of credit.

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

We had long-term liabilities in 2013, 2014 and 2015 of $9.6 million, $10.2 million and $10.6 million, respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $6.6 million, $6.6 million and $7.2 million in 2013, 2014 and 2015 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

In Argentina, since the end of 2012, there are several government regulations applied to foreign trade that affects the Company operation. The regulations been somewhat relaxed by the new president, since the end of 2015.

The global scheme is an effort of the government to stop or reduce the needs of foreign currency sending outside the country by people and corporations.

The regulations are:

1.	Foreign Exchange Market:

a.	Since December 10, 2015, the dollar and other currencies float free, and any citizen or company is authorized to purchase up to the equivalent of US$ 2,000,000 per month.

b.	As a consequence of the previous action, the Dollar Exchange Rate increase from 9 pesos per US$ to 13 pesos per US$ until the end of 2015.

c.	Exchange rate variations apply to all transactions in foreign currency at the price of the day (Collections and payments abroad, purchase of foreign exchange, etc.).

2.	Importation:

a.
The Importing Authorization System (DJAI) was replaced by a new Information System called SIMI. The main difference is that any good can be imported freely without the requirement of prior government authorization.

b.	The importation of Services and their payment is also unregulated.

c.	Both type of imports (goods and services) request previous registration and compliance with Transferring Prices and Tax regulations.

3.	Dividends:

a.	Paying abroad dividends to shareholders is not possible.

b.	Since September 23, 2013, there is an additional rate of 10% Income Tax applied on dividends payments that should be withheld at source.

As of November 16, 2009, our dividend policy provided for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. According the adopted dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of our Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due, all based on our needs as will be determined from time to time and subject to the provisions of the Israeli laws concerning lawful distribution of dividends. According to such dividend policy, we distributed NIS 78.8 million (approximately $21.8 million) on April 6, 2011 and NIS 96 million (approximately $25.8 million) on April 4, 2012.

On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year.

Following the revision of our dividend policy in 2012, we declared and paid regularly quarterly dividends in 2012, 2013, and 2015.  On 2015 we declared and paid such dividends as follows:
On February 2, 2015 we declared a quarterly dividend in the amount of NIS 27.3 million or $7 million, which was paid on April 8, 2015, with respect to the fourth quarter of 2014. On May 18, 2015 we declared a quarterly dividend in the amount of NIS 12.8 million or $3.4 million, which was paid on July 2, 2015, with respect to the first quarter of 2015. On August 13, 2015 we declared a quarterly dividend in the amount of NIS 11.1 million or $3.0 million, which was paid on October 7, 2015, with respect to the second quarter of 2015. On November 18, 2015 we declared a quarterly dividend in the amount of NIS 12.2 million or $3.1 million, which was paid on January 6, 2016, with respect to the third quarter of 2015. On February 24, 2016 we declared a quarterly dividend in the amount of NIS 25.4 million or $6.5 million, which was paid on April 6, 2016, with respect to the fourth quarter of 2015.

Until the date of this report, we have repurchased 2,507,314 of our shares.

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(In thousands)

Net cash provided by operating activities	35,914	37,731	46,697
Net cash used in investing activities	(25,706)	(13,244)	(15,466)
Net cash used in financing activities	(18,659)	(22,426)	(17,547)
Effect of exchange rate changes on cash and cash equivalents	(2,951)	(5,340)	(1,440)
Net increase (decrease) in cash and cash equivalents	(11,402)	(3,279)	12,244

Years ended December 31, 2015, December 31, 2014 and December 31, 2013

Net cash provided by operating activities

Our operating activities provided cash of $46.7 million in 2013, $37.7 million in 2014 and $35.9 million in 2015.

The decrease of approximately $1.8 million in cash from operating activities in 2015 as opposed to 2014 was due primarily to:

-	An increase in other current and non-current assets in amount of $3.9 million
-	An increase of equity loss in amount of $2 million.
-	An increase in other current and non-current liabilities in amount of $3 million
-	An increase in accounts receivables in amount of $2 million.

as offset by:

-	A decrease in the net income for the year, excluding depreciation, amortization and impairment of goodwill and excluding a gain from sale a subsidiary in an amount of approximately $7.5 million.
-	A decrease in the outstanding inventory in amount of $1.4 million.
-	An increase in accounts payable of $2.1 million.
-	An increase in liability for employee rights upon retirement in amount of $0.9 million.
-	A decrease in deferred revenues in amount of $0.9 million.

The decrease of approximately $9 million in cash from operating activities in 2014 as opposed to 2013 was due primarily to:

-	an increase in the net income for the year, excluding depreciation, amortization and impairment of goodwill in an amount of approximately $3.4 million;

as offset by:

-	an increase in other current and non-current assets in a total amount pf approximately $5.3 million;
-	a decrease in current and non-current liabilities in a total amount of approximately $6.8 million;

Net cash used in investing activities

Net cash used in investing activities in 2015 in an amount of approximately $25.7 million, includes mainly capital expenditures in the amount of $18.7 million, and investment in affiliated companies in the amount of $ 6 million.

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

Net cash used in financing activities

Net cash used in financing activities in 2015 in an amount of approximately $18.7 million consisted primarily of a cash dividend payment in an amount of $17.6 million and a cash dividend payment in an amount of approximately $1.2 million paid by our subsidiary to the non-controlling interest.

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

Expenditures for research and development activities undertaken by us were approximately $2.4 million in 2015, $2.5 million in 2014 and $2.4 million in 2013.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2015:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases	6,320	1,613	2,178	1,314	1,215
Long-term loans	-	-	-	-	-
Purchase Obligations	21,273	8,773	12,500	-	-
Total	27,593	10,386	14,678	1,314	1,215

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	69	President and director
Yehuda Kahane	71	Director
Ze'ev Koren	70	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	63	Director
Eyal Sheratzky	47	Co-Chief Executive Officer and Director
Nir Sheratzky	44	Co-Chief Executive Officer and Director
Gil Sheratzky	38	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	42	Director and an independent director
Yigal Shani	71	Director
Israel Baron(1)(2)(3) +	62	External Director
Gidon Kotler(1)(2)(3)	75	External Director
Tal Sheratzky- Jaffa	38	Director and an independent director
Ami Saranga	52	Deputy Chief Executive Officer
Eli Kamer	49	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	50	General Counsel
Udi Mizrahi	44	VP Finance

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

Zeev Koren has served as a director of our company since 2006 and since 2011 serves as the Chairman of the Board of Directors of the Company. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in a senior capacity in companies in the fields of international forwarding and medical services. During the past eight years he has also served as the general manager of a Provident Management Company. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

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

Yoav Kahane has served as director of our company since 1998. Mr. Kahane is serving as the Chief Executive Officer of Spot-On Therapeutics Ltd., a startup company that develops a non-invasive brain stimulation technology for the treatment of dizziness and ADHD. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.

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

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board's committees. Mr. Baron serves as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel.  Israel Baron was reelected on December 15, 2014 for additional 3 year term to serve as external director.

Gidon Kotler is an external director of our company.  He was nominated on April 30, 2014. Prior to his retirement on 2016, Mr. Kotler has been serving as the assets manager of Strauss-Group Ltd., one of Israel's largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center's management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010.

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

Our articles of association provide for staggered three-year terms for all of our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Nir Sheratzky, Yigal Shani  and Yehuda Kahane (class B), who were re-elected on December 13, 2014; Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 24, 2015; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa  and Yoav Kahane (class A), who were re-elected on December 26, 2013. This classification of the board of directors may delay or prevent a change of control of our company.

Mr. Israel Baron and Dr. Orna Ophir were re-elected to serve as external directors for a three-year term as required under the Israeli Companies Law on December 13, 2011. Dr. Ophir passed away in January 2014.  On April 30, 2014, an extraordinary shareholders meeting appointed Mr. Gidon Kotler as our new external director. In addition the Company has appointed prior to this meeting (on March 13, 2014), to its board of directors, Ms. Tal Sheratzky- Jaffa, a female who is not a controlling person or its relative (as such term is defined in the Israeli Companies Law), in order to comply with the provision of the Israeli Companies Law, which provide that if, at the time of the election of the external director, all directors who are not controlling persons or their relatives are of the same gender, then the elected external director must be of the other gender.

Shareholders Agreement and Articles of Association of Moked Ituran Ltd..

On May 18, 1998, a shareholders agreement was entered into between Moked Ituran Ltd. and each of its shareholders, Moked Services, Information, Management and Investments Ltd. (38%), F.K. Generators and Equipment Ltd. (26%), Yehuda Kahane Ltd. (26%), Gideon Ezra, Ltd. (2.5%), T.S.D. Holdings Ltd. (3.75%) and G.N.S. Holdings Ltd. (3.75%). On May 18, 1998, Moked’s articles of association were amended to incorporate some of the provisions of the shareholders agreement as well as other provisions governing the relationship of its shareholders. The Moked articles were amended again on September 6, 2005 to correspond to an amendment to the shareholders agreement that was entered into on such date. On September 17,  2014, F.K. Generators and Equipment Ltd rights and obligations in the shareholders agreement were terminated following the execution of their right to sell their portion in our shares as was defined in the terms of the second amendment of Moked shareholder agreement.

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

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2015 was approximately $201,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item  6.C - Board Practices  under the caption "External directors" below. Our audit committee and board of directors approved compensation for Mr. Ze'ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2015, we paid the sum of NIS 360,000 (approximately $93,000) to our external directors, NIS 200,000 (approximately $51,000) to Mr. Ze'ev Koren, NIS 123,000 (approximately $32,000) to Mr. Yoav Kahane.

We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate cost to the Company of the compensation to our Co-Chief Executive Officers in 2015 were $2.7 million. The aggregate compensation paid to all Ituran officers as a group during 2015 was approximately $8,436,000. In 2015 we paid an aggregate amount of $57,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our 5 highest paid officers in 2015 according to our 2015 financial reports:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	695	-	-	-	1,042	-	1,737
Eyal Sheratzky (Co-Chief Executive Officer)	540	-	-	-	810	-	1,350
Nir Sheratzky (Co-Chief Executive Officer)	540	-	-	-	810	-	1,350
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)*	354	-	-	-	531	-	885
Ami Saranga (Deputy Chief Executive Officer)	-	209	43	33	38	-	323
Total of our 5 highest paid officers	2,129	209	43	33	3,231	-	5,645

*80% of the compensation of Gil Sheratzky was paid by us, the rest 20% was paid by our subsidiary E-Com Global Electronic Commerce Ltd.

During 2015, we set aside $446,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2015, Messrs. Izzy Sheratzky, Eyal Sheratzky and Nir Sheratzky provided their services as President and Co-Chief Executive Officers, respectively, as independent contractors pursuant to services agreements, which were approved by our shareholders meeting in May 2011, between us and A. Sheratzky Holdings Ltd., a company controlled by Izzy Sheratzky. In addition, during 2015, Mr. Gil Sheratzky provided his services as the Chief Executive Officer of one of our subsidiaries, E-Com Global Electronic Commerce Ltd., pursuant to an employment agreement approved by our shareholders meeting in May 2011. See Item 7.B. – Related Parties Transactions under the caption “Transactions with our directors and principal officers” below.

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

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee.  In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2015, we paid a total of $698,000 to our officers and employees pursuant to the above bonus schemes.

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

We are incorporated in Israel and are therefore subject to the provisions of the Israeli Companies Law, including certain corporate governance provisions. Our ordinary shares are listed on the Nasdaq Global Select Market and on the Tel Aviv Stock Exchange (Our shares are scheduled to be delisted from the Tel Aviv stock exchange on May 25, 2016, for additional information see Item 9.A – Price History of Our Shares), and we are therefore subject to certain provisions of the Israeli securities laws, the U.S. securities Law and the Nasdaq listing rules. See also Item 16.G. – Corporate Governance below for additional information concerning our compliance with the Nasdaq listing rules and exemptions therefrom.

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

Compensation committee

The Israeli Companies Law mandates the appointment of a compensation committee comprising of at least three directors. The compensation committee must include all of the external directors, who shall constitute the majority of the members thereof, and its remaining members shall be directors whose terms of service comply with the provisions promulgated concerning the remuneration of external directors. The chairman of the committee must be an external director. The members of the Compensation committee are currently Israel Baron, Gidon Kotler and Yoav Kahane. Mr. Gidon Kotler was appointed on April 30, 2014 to replace Dr. Orna Ophir who passed away in January 2014. All members of our compensation committee are independent directors as defined by the Nasdaq listing rules, and all of whom meet the composition requirements under the Israeli Companies Law. Since February 2016, the Israeli Companies Law permits that Audit Committee can serve also as a Compensation committee, provided that it will comply with requirements of the Compensation Committee as explained above.

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

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2015	2014	2013
By area of activity:
Control Center	379	401	361
Research and Development	39	54	33
Sales and Marketing	125	127	110
Technical support and IT	296	271	254
Finance, Administration and Management	232	209	216
Private enforcement and operations	393	395	356
Manufacturing	80	65	62
Total	1,544	1,522	1,392

By geographic location (out of total):
Israel	719	703	628
Brazil	612	617	550
Argentina	182	162	183
United States	31	40	31
Total	1,544	1,522	1,392

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

Israeli labor laws impose on employers increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

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

Argentina

Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause. Argentine employers are also required to contribute for the following items: (a) Pension funds 21% (b) health insurance for employees 6% (c) occupational accident insurance 2.74%; and (d) Retirement fund insurance 3.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them

United States

We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

E.	SHARE OWNERSHIP

The following sets forth, as of March 31, 2016 the share ownership of our directors and executive officers listed in Item 6.A above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership(3)

Izzy Sheratzky(4)	4,146,747	19.8
Professor Yehuda Kahane (5)	1,622,021	7.7
Zeev Koren	-	-
Efraim Sheratzky (6)	277,466	1.3
Yigal Shani (7)	311,010	1.5
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Tal Sheratzky- Jaffa	*	*
Israel Baron	-	-
Gidon Kotler	-	-
Ami Saranga	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	*	*

*	Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
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

(3)	Amounts in this column are based on 23,475,431 ordinary shares outstanding as of March 31, 2016, less 2,507,314 treasury shares held by us.
(4)
Shares beneficially owned include: (a) 69,430 shares directly owned by Mr. Sheratzky and an entity wholly owned by him; (b) 4,075,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky is deemed to beneficially owns due to his shared voting and investment power over such shares in accordance with that certain shareholders agreement, dated May 18, 1998 as amended on September 6, 2005 and on September 17,  2014, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.A. –Directors and Senior Management under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” above; (c) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

(5)
Shares beneficially owned include: (a) 66,264 shares directly owned by Professor Kahane jointly with his wife, Rivka Kahane; (b) 123,950 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

(6)
Shares beneficially owned include: (a) 9,956  shares directly owned by Efraim Sheratzky, (b) 61,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Efraim Sheratzky may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Yigal Shani, and (c) 206,510 shares owned by Moked Ituran, which Mr. Sheratzky may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Sheratzky may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G T.S.D. Holdings Ltd, the holder of 3.75% of Moked’s shares.

(7)
Shares beneficially owned include: (a) 43,500 shares directly owned by Yigal Shani, (b) 61,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,510 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G.N.S. Holdings, the holder of 3.75% of Moked’s shares

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of March 30, 2016, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)	4,075,952	19.44
All directors and executive officers as a group(2).	4,453,014	21.24
Vulcan Value Partners(3)	2,630,231	12.54
Psagot Investments House Ltd.(4)	1,160,515	5.53
Migdal Insurance & Financial Holdings Ltd .(5)	1,594,078	7.6
Treasury shares	2,507,314	-

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
(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC ("Vulcan") on February 16, 2016. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's securities that are the subject of Form 13G. As of December 31, 2016, Vulcan Value Partners Small Cap Fund, an investment company advised by Vulcan, owned 5.80% of the outstanding shares of the Company.
(4) The information presented herein is based on Form 13G filed by Psagot Investments House Ltd. ("Psagot") on February 15, 2016. According to the information presented on such Form 13G, the shares are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Funds. Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Funds is a wholly owned subsidiary of Psagot. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by Psagot on February 15, 2016.
(5)  The information presented herein is based on Form 13G filed by Migdal Insurance & Financial Holdings Ltd. on February 10, 2016 ("Migdal"). According to the information presented on such Form 13G, the shares are beneficially owned by Migdal. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by Migdal on February 10, 2016.

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

* Includes the Depository Trust Company

.
B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky a director of the company and a shareholder of Moked, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked. We pay an annual aggregate amount of NIS 1,183,000 or $304,000, for our basic insurance policies and NIS 655,000, or $168,000 for our directors’ and officers’ insurance policy. During 2015 Tzivtit Insurance Agency was entitled to commissions in an aggregate amount of NIS  309,000 or $79,000 which is paid by the insurance company on account of these policies.

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

In the past, our President and Co-Chief Executive Officers were compensated for their services through services agreements with A. Sheratzky Holdings, a company controlled by Mr. Izzy Sheratzky, which were entered into during 2003 and 2002, respectively, as amended.

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

Under our 2002 agreements with our Co-Chief Executive Officers, as amended, A. Sheratzky Holdings has provided us management services through Eyal Sheratzky and Nir Sheratzky in consideration for monthly payments in the amount of NIS 48,892 and NIS 49,307, or $12,500 and $12,600, respectively, in addition to providing each of them a company car and reimbursement of certain business expenses. Since January 2004, our Co-Chief Executive Officers were also entitled to an annual bonus in an amount equal to 1% of our profits before taxes, on a consolidated basis, based on our audited consolidated financial statements for the year for which the bonus was paid. Whereas the term of these agreements exceeded three years, then in 2011 (as required under an amendments to the Companies Law), our audit committee, board of directors and shareholders have ratified and approved the agreements with A. Sheratzky (including a third addendum thereto that clarifies the nature of their role and services) for a three year period until May 11, 2014.

The aggregate amounts paid to A. Sheratzky Holdings according to this agreement in 2013, 2014 and 2015 were approximately $3,470,000, $793,000,  and $0 respectively (all numbers include value added tax).

On January 23, 2007, our subsidiary, E-Com Global Electronic Commerce Ltd. entered into an agreement with Gil Sheratzky for the employment of Mr. Sheratzky as the CEO of that company in consideration for monthly payments in the amount of NIS 25,000 or $6,400, in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses. In this position, Mr. Sheratzky reported to our CEO. Gil Sheratzky was also entitled to a bonus in an amount equal to 2% of the annual increase in E-Com's profits before tax (up to a maximum amount of 1% of its profits before tax) based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007. The aggregate amounts paid to Mr. Gil Sheratzky according to this agreement in 2013, 2014 and 2015 were approximately $145,000, $29,000 and $0, respectively. Whereas the term of this agreement exceeded three years, in 2011 (as required under an amendment to the Companies Law), our audit committee, board of directors and shareholders have ratified and approved the agreement with Gil Sheratzky for a three year period until May 11, 2014. A new agreement with Gil Sheratzky was approved by our Shareholders meeting on January 28, 2014.

The new service agreements

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into new service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $57,700)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there fromthe fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amounts paid to A. Sheratzky according this new service agreement in 2014 and 2015 were approximately $ 2,387,000 and $2,249,000 respectively (the numbers includes value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $45,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd (for new and old agreements combined) in 2014 was approximately $1,552,000 (the number includes value added tax). The aggregate amount paid to ORAS Capital Ltd in 2015 was $1,565,000  (the number includes value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $45,000)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in 2015, was approximately $1,802,000 (the number includes value added tax). The aggregate amount paid in 2014 (for new and old agreements combined) was approximately $1,418,000 (the number includes value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $32,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months' advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com' and/or company's secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2014 and 2015 according to this new service agreement, were approximately $948,000 and 1,175,000 respectively (the numbers include value added tax).

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

In 2015 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements):

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Total to be paid for 2015:
	(In US$ thousands)
Izzy Sheratzky	1,042	(69)	973
Eyal Sheratzky	810	(54)	756
Nir Sheratzky	810	(54)	756
Gil Sheratzky	579	(39)	540

For the full service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.17-4.20 attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $3,900, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice.  The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2013, 2014 and 2015 were approximately $59,000, $62,000 and $57,000, respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2013, 2014 and 2015, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately NIS 37.4 million (or $10.4 million), 39.2 Million NIS (or 11$ Million) and 46.8 Million NIS (or 12$ Million) respectively.

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

On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue.  The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenges the tax assessment before a Federal Court of Law and we are waiting for admissibility of our special appeal. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit and we will continue to vigorously defend ourselves in the appeal proceedings and therefore the chances of our success are more likely than not. As of December 31, 2015, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$11.3 million (approximately US$2.89 million).

On July 22, 2015, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2011 and January 2012 in amount of R$ 2, 888,677 (approximately US$ 760,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on December 31, 2015 amounts to R$ 3,936,339 (approximately US$ 1 million) and to FUST tax assessment for the year 2010 which including interest and penalties, on December 31, 2015 amounts to R$ 2,950,417 (approximately US$ 700,000). Due to the such last tax assessment, on December 31, 2015, the aggregate amount claimed by Anatel increased to approximately R$ 9.8 million (approximately US$ 2.6 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense for the years 2007 and 2008 on December  2011. Our Defense for the year 2010 was filed on November 2014 and our defense for the year 2011 (and January 2012) was filed on February 2016. We are currently awaiting the Lower Court decision on all the aforementioned FUST claims.

On October 10, 2015, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2011 which on December 31, 2015 amounts to R$ 1,007,453 (approximately US$ 253,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 31, 2015 amounts to R$ 778,598 (approximately US$ 195,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 31, 2015 amounts to R$ 770,580 (approximately US$ 193,000) and to FUNTELL tax assessment for the year 2010 which including interest and penalties, on December 31, 2015 amounts to R$ 1,033,363 (approximately US$ 260,000). Due to the such last tax assessment, on December 31, 2015, the aggregate amount claimed by Anatel increased to approximately R$ 3.6 million (approximately US$ 0.92 million). The reason Anatel demand the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014 and for the year 2011 on October 2015. We are currently awaiting the Lower Court decision on all the aforementioned FUNTELL claims.

On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 78 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 7,900). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on an opinion of its legal counsels, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success, however based on the documents of the claim, the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

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

On February 24, 2016 we have requested the Tel Aviv Stock Exchange (TASE) to initiate the process to delist the our shares from the TASE. It was informed that such delisting will be effective as of May 25, 2016 with the last trading date on the TASE being May 23, 2016.

The delisting in Israel will have no effect upon our continued listing on the NASDAQ in the United States, and all shareholders will continue to be able to trade our shares on NASDAQ.

The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares as reported by the Nasdaq Global Select Market.

	Price per +-ordinary share ($)
	High	Low

During the last six months
March 2016	19.65	17.17
February 2016	18.59	16.62
January 2016	19.27	16.76
December 2015	20.25	17.88
November 2015	22.75	20.20
October 2015	22.36	20.22

During each fiscal quarter of 2014 and 2015 and the first quarter of 2016
First Quarter 2016	19.65	16.62
Fourth Quarter 2015	22.75	17.88
Third Quarter 2015	25.94	20.54
Second Quarter 2015	25.00	22.49
First Quarter 2015	23.29	20.75
Fourth Quarter 2014	22.66	20.13
Third Quarter 2014	24.45	21.07
Second Quarter 2014	25.70	22.78
First Quarter 2014	25.40	21.35

During each of the five most recent full financial years:
2015	25.94	17.88
2014	25.70	20.13
2013	21.64	13.77
2012	15.67	10.70
2011	18.30	11.65

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel-Aviv Stock Exchange. U.S. dollars per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low
Annual:
2015	98.86	70.00	25.95	17.95
2014	89.93	74.02	25.75	21.29
2013	75.71	51.60	21.81	13.82
2012	57.85	42.10	15.28	10.72
2011	65.09	42.00	18.09	11.81

Quarterly:
First Quarter 2016	74.71	64.34	19.09	16.55
Fourth Quarter 2015	86.27	70.00	22.09	17.95
Third Quarter 2015	98.86	79.85	25.95	20.29
Second Quarter 2015	95.68	88.30	24.77	22.89
First Quarter 2015	92.57	81.61	23.54	20.93
Fourth Quarter 2014	88.30	76.23	22.51	20.18
Third Quarter 2014	82.88	74.02	24.19	21.29
Second Quarter 2014	89.93	80.12	25.75	23.24
First Quarter 2014	89.60	75.72	25.67	21.67

Most recent six months:
March 2016	74.00	66.47	19.65	17.10
February 2016	73.21	64.34	18.74	16.55
January 2016	74.71	66.04	19.09	16.74
December 2015	78.04	70.00	20.12	17.95
November 2015	86.27	75.55	22.09	20.00
October 2015	85.50	78.28	22.21	20.17

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol "ITRN" and on the Tel-Aviv Stock Exchange. For information on the delisting from Tel-Aviv Stock Exchange, see Item 9.A – Price History of Our Shares above.

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

Compensation arrangements

Subject to the provisions relating to related-party transactions as described below, the terms of office of office holders other than the chief executive officer and directors, require the approval of both our compensation committee and the board of directors; and the terms of office of chief executive officers and directors require the approval of the compensation committee, the board of directors and our shareholders. However due to the change in the Israeli Company law, from February 2016, the extension or renewal of terms of office of  chief executive officer, which terms are not improving  the previous terms or not significantly different, and are according to the compensation policy, shall not require approval by the shareholders meeting. In addition, according to recent changes in Israeli Company law, chief executive officer can decide upon insignificant change in the terms of office of his subordinate officers, subject to additional conditions and requirement to include such right in the compensation policy of the company. "terms of office" includes the grant of an exemption, insurance, undertaking to  indemnify or indemnification, retirement compensation, and any benefit, other payment or an undertaking to pay, which are granted by virtue of serving as an office holder.

Shareholders

Controlling shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to an office holder also apply to a “controlling shareholder” of a public company. A “controlling shareholder” is a shareholder who has the ability to direct the activities of a company, and for the purpose of the disclosure requirements and approval of related party transactions, the term includes any shareholder holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Currently there is no shareholder of us who holds more than 25% of the voting rights.

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

A Shareholder is required according to Israeli Companies Law in certain votes on transactions to disclose his/her personal interest. Failure to disclose such interest will invalidate the casted vote of such shareholder and the Company shall not count it. According to our Articles of Association, a Shareholder seeking to vote using a proxy with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a personal interest (as defined in the Companies Law) shall mark on the Proxy, if he or she has Personal Interest in such resolution, and in such case the Company will not count his/her vote for such resolution. In event the shareholder will vote by other means than Proxy, he/she shall notify the company of his/her Personal Interest in writing prior to the time of the General Meeting. Such notice either in Proxy or in writing (as applicable) shall be a condition for the right to vote with respect to a resolution which requires that the majority for its adoption include at least a specified majority of the votes of all those not having a Personal Interest.

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

Pursuant to our articles of association, shareholders are entitled to participate and vote at general meetings and are the shareholders of record on a date to be decided by our Board of Directors, provided that such date is not more than 40 days, nor less than four days, prior to the date of the general meeting, except as otherwise permitted by the Israeli Companies Law. Furthermore, the Israeli Companies Law dictates that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

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

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee and our board of directors and, in respect to our chief executive officer, directors and controlling persons, by our shareholders. However due to the change in the Israeli Company law, from February 2016, the extension or renewal of terms of office (which includes exculpation, indemnification and insurance) of  chief executive officer, which terms are not improving  the previous terms or not significantly different, and are according to the compensation policy, shall not require approval by the shareholders meeting. In addition, according to changes in Israeli Company law from March 2016, chief executive officer can decide upon insignificant change in the terms of office of his subordinate officers, subject to additional conditions and requirement to include such right in the compensation policy of the company.

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

For information concerning our service contracts with our President and Co-Chief Executive Officers, see Item 7.B – Related Party Transactions.

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

On January 4, 2016, the plenary Knesset passed the Law for Amendment of the Income Tax Ordinance No. 216 which provides, inter alia, for a reduction of the Companies Tax rate commencing from 2016 and thereafter by the rate of 1.5% such that the rate will be 25%.

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

Rates listed above are for activities performed in the "development area A".

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

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from by Israeli resident company on the sale of shares, whether listed on a stock market or not, is the corporate tax rate in Israel (26.5% and commencing from January 1, 2016, 25%).

Commencing as of January 1, 2013, an individual whose taxable income during a tax year is in excess of NIS 811,560 (in 2015), will be liable for an additional 2% on the portion that is in excess of NIS 811,560.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently up to 48% for individuals in 2014).

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a "Substantial Shareholder” (as defined above) at any time during the 12-month period preceding such distribution. A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise will be generally subject to a withholding tax rate of 20%. An individual whose taxable income during a tax year is in excess of NIS 810,720, will be liable for an additional 2% on the portion that is in excess of NIS 810,720.

Dividends paid from income derived from Preferred Enterprises are subject to withholding at the rate of 20%.

Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the corporate tax rate.

Taxation of non-Israeli shareholders on receipt of dividends.

As of the beginning of 2012, non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” (as defined above) at the time receiving the dividend or on any date in the 12 months preceding such date, the applicable tax rate is 30% at any time during the 12-month period preceding such distribution. Dividends paid from income derived from Preferred Enterprises are subject to withholding at the rate of 20%. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year is 12.5% , provided, however, that no more than 25% of our gross income for such previous tax year (if any) consists of interest or dividends (other than dividends or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting stock of which is owned by us at the time such dividends or interest is received). We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Preferred Enterprise.

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

We also file annual and special reports and other information with the Israeli Securities Authority through its fair disclosure electronic system called the MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il. Our reporting requirements with the Israeli Securities Authority will discontinue on May 25, 2016 due to our scheduled delisting on that date.  For an information on the delisting from Tel-Aviv Stock Exchange, see Item 9.A – Price History of Our Shares.

I.	SUBSIDIARY INFORMATION

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which we are exposed as a result of our operations are foreign exchange rate risks and interest rate risks.

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2013, 2014 and 2015, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2013, 2014 and 2015, we derived approximately 8.3%, 10% and 9% of our revenues in dollars, 45.5%, 46% and 48% in NIS, 37.3%, 36.5% and 33% in Brazilian Reals and 8.9%, 7.6% and 10% in Argentine Pesos, respectively. In fiscal years 2013, 2014 and 2015, 20.1%, 14.8% and 17% of our expenses were incurred in dollars, 41%, 46.7% and 46% in NIS, 29.9%, 30.8% and 27% in Brazilian Reals and 8.9%, 7.7% and 10% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under shareholders’ equity. In the year 2015, accumulated other comprehensive income decreased by 15.8 million compared to the year 2014. In the year 2014, accumulated other comprehensive income decreased by $11.1 million compared to the year 2013. In the year 2013, accumulated and other comprehensive income decreased by $3.2 million compared to the year 2012.

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

	Year Ended December 31,
	2013		2014		2015
	Actual	At 2012 exchange rates(1)	Actual	At 2013 exchange rates(1)	Actual	At 2014 exchange rates(1)
	(In US$ thousands)
Revenues	170,167	174,879	182,127	193,977	175,628	209,186
Gross profit	89,302	91,937	97,133	103,871	89,881	107,375
Operating income	37,930	39,630	45,870	49,437	40,644	50,749

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

        (A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2015 and such report is included elsewhere in this Form 20 -F.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit the internal control over financial reporting of Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary of the Company, whose financial statements reflect total assets and revenues constituting 9.2 and 9.9 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.  Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to the Company taken as a whole, is based solely on the report of other auditors.

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

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2015 and our report dated April 20, 2016, expressed an unqualified opinion on those financial statements.

/s/FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 20, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ituran de Argentina S.A.

We have audited the internal control over financial reporting of Ituran de Argentina S.A. (the “Company”) as of December 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on internal control over financial reporting. Our responsibility is to express an opinion on Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements of the Company as of and for the year ended December 31, 2015 and our report dated February 17, 2016 expressed an unqualified opinion on those financial statements.
Gonzalo Urien Berri Estudio Urien & Asociados Buenos Aires, Argentina
February 17, 2016

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

Fahn Kanne & Co. Grant Thornton Israel ("Grant Thornton"), has served as our independent auditors. On December 24, 2015 they been re-elected by our shareholders to serve as our independent auditors for the year 2015, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2014 and 2015:

	2014	2015
	(in thousands, USD)
Audit Fees (1)	290	242
Tax Fees (2)	24	0
Total	314	242

(1)
The audit fees for the years ended December 31, 2014 and 2015 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2)	Consists of all tax related services.

Our audit committee has pre-approved the above audit and non-audit services provided by Grant Thornton, during the years  2014 and 2015, up to a certain amount.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2013, the Company did not purchase any of its shares.

ITEM 16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the Rule 5600 series and the requirement to distribute annual and interim reports. A foreign private issuer that elects to follow a home country practice instead of any of such provisions, must disclose in its annual reports each requirement that it does not follow, describe the home country practice followed by the company in lieu of such requirements, satisfy the voting rights (Rule 5640)  requirements, have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii). In reliance upon Rule 5615(a)(3), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of independent board members  or that independent directors have regularly scheduled meetings at which only independent directors are present , or (iii) independent oversight of director nominations As a result, we have elected to follow Israeli law regarding the independence requirements of our board of directors. See “External directors” above. In addition, our board of directors has not appointed a nominating committee and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, board of directors members are nominated by our board of directors, as is the custom in Israel.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Statements of Comprehensive Income	F-6
Statement of Changes in Equity	F-7-F-8
Consolidated Statements of Cash Flows	F-9-F-10
Notes to Consolidated Financial Statements	F-11-F-45

ITEM 19.	EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
2.1
Shareholders Agreement, dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management, Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky, and Yigal Shani (English translation). (1)

2.2
Form of Amendment to Shareholders Agreement dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management and Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky and/or T.S.D. Holdings Ltd., and Yigal Shani and/or G.N.S. Holdings Ltd. (English translation). (1)

2.3
Form of the second Amendment to Shareholders Agreement dated May 18, 1998, by and between Moked Ituran Ltd., Moked Services, Information, Management and Investments, Yehuda Kahane Ltd., F.K. Generators and Equipment Ltd., Gideon Ezra, Ltd., Efraim Sheratzky and/or T.S.D. Holdings Ltd., and Yigal Shani and/or G.N.S. Holdings Ltd. (English translation). (5)

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

4.5	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Nir Sheratzky (3)
4.6	Addendum No. 2 dated December 13, 2007 (effective January 8, 2003) and Addendum No. 3 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd., and Eyal Sheratzky (3)
4.7	Addendum No. 1 dated April 6, 2011 to the agreement between the Company and A. Sheratzky Holdings Ltd. and Izzy Sheratzky (3)
4.8	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.9	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.9(a)	Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012. (6)
4.10	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(4)
4.11	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.12	Form of Directors' Letter of Indemnity (English translation). (6)
4.13	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (2) *
4.14	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.15	Ituran Location & Control Compensation Policy, as approved on October 31, 2013 (6)
4.16	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (6)
4.17	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (6)
4.18	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (6)
4.19	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (6)
8	List of significant subsidiaries
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).
13
Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005, and incorporated herein by reference.
(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.
(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.
(4)	The current lessee under this agreement is the Registrant.
(5)	Filed as an exhibit to Form 13G of Yehuda Kahane for the year ended December 31, 2014, filed on February 17, 2015, and incorporated herein by reference.
(6)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2015

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM BOARD OF DIRECTORS AND STOCKHOLDERS ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Ituran Argentina S.A. (Ituran Argentina), a subsidiary of the Company, which statements reflect total assets constituting 9.2% and 8.7%, respectively, of consolidated total assets as of December 31, 2015 and 2014, and revenues of 9.9%, 7.6% and 8.9%, respectively, of consolidated total revenues for the years ended December 31, 2015, 2014 and 2013 respectively. Those financial statements were audited by other auditors, whose report thereon have been furnished to us, and our opinion insofar as it relates to the amounts included for Ituran Argentina, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 20, 2016 expressed an unqualified opinion.

FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)
Tel-Aviv, Israel
April 20, 2016

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2015	2014

Current assets
Cash and cash equivalents	27,016	38,418
Investment in marketable securities	2,035	2,362
Accounts receivable (net of allowance for doubtful accounts)	27,436	27,960
Other current assets (Note 2)	22,437	22,318
Inventories (Note 3)	12,781	12,164
	91,705	103,222

Long-term investments and other assets
Investments in affiliated company (Note 4A)	4,705	1,016
Investments in other company (Note 4B)	78	79
Other non-current assets (Note 5)	1,166	2,091
Deferred income taxes (Note 15)	2,279	2,886
Funds in respect of employee rights upon retirement	7,174	6,642
	15,402	12,714

Property and equipment, net (Note 6)	31,514	31,908

Intangible assets, net (Note 7)	26	452

Goodwill (Note 8)	3,356	4,041

Total assets	142,003	152,337

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2015	2014

Current liabilities
Credit from banking institutions (Note 9)	155	-
Accounts payable	10,466	11,658
Deferred revenues	9,210	9,401
Other current liabilities (Note 10)	21,750	25,253
	41,581	46,312
Long-term liabilities
Liability for employee rights upon retirement	10,637	10,229
Provision for contingencies	622	-
Deferred revenues	973	1,063
Deferred income taxes (Note 15)	-	150
Other non-current	369	-
	12,601	11,442
Contingent liabilities (Note 11)

Equity:
Stockholders’ equity (Note 12)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2015 and 2014 – 60,000,000 shares
Issued and outstanding – December 31, 2015 and 2014 – 23,475,431 shares
Additional paid- in capital	71,550	71,550
Accumulated other comprehensive income	(17,520)	(1,850)
Retained earnings	57,739	49,067
Treasury stock at cost – December 31, 2015 and 2014 – 2,507,314 shares	(30,054)	(30,054)
Stockholders’ equity	83,698	90,696
Non-controlling interests	4,123	3,887
Total equity	87,821	94,583

Total liabilities and equity	142,003	152,337

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2015	2014	2013

Revenues:
Location based services	127,683	133,692	126,951
Wireless communications products	47,945	48,435	43,216
	175,628	182,127	170,167

Cost of revenues:
Location based services	46,823	46,852	44,850
Wireless communications products	38,924	38,142	36,015
	85,747	84,994	80,865

Gross profit	89,881	97,133	89,302
Research and development expenses	2,401	2,526	2,414
Selling and marketing expenses	9,303	9,264	9,715
General and administrative expenses	37,801	38,617	34,483
Other (income) expenses, net (Note 13)	(268)	856	4,760
Operating income	40,644	45,870	37,930
Other (expenses) income, net	-	-	(166)
Financing income, net (Note 14)	1,189	1,704	238
Income before income tax	41,833	47,574	38,002
Income tax expenses (Note 15)	(12,822)	(14,246)	(12,447)
Share in losses of affiliated companies, net (Note 4A)	(2,439)	(421)	(1)
Net income for the year	26,572	32,907	25,554
Less: Net income attributable to non-controlling interest	(1,601)	(2,478)	(1,792)
Net income attributable to the Company	24,971	30,429	23,762

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	1.19	1.45	1.13

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013

Net income for the year	26,572	32,907	25,554

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(14,703)	(13,354)	(2,754)
Unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge	85	2,331	(635)
Reclassification of net gains realized to net income	(1,188)	(29)	217
Other comprehensive loss, net of tax	(15,806)	(11,052)	(3,172)

Comprehensive income	10,766	21,855	22,382
Less: comprehensive income attributable to non-controlling interests	(1,465)	(1,884)	(1,996)
Comprehensive income attributable to the Company	9,301	19,971	20,386

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars (except for number of shares)
Balance as of January 1, 2013	23,476	1,983	71,927	11,984	32,187	(30,054)	3,980	92,007
Changes during 2013:
Net income	-	-	-	-	23,762	-	1,792	25,554
Other comprehensive income (loss)	-	-	-	(3,376)	-	-	204	(3,172)
Acquisition of none controlling interests	-	-	(377)	-	-	-	(123)	(500)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,286)	(1,286)
Dividend paid	-	-	-	-	(13,502)	-	-	(13,502)
Dividend declared	-	-	-	-	(3,616)	-	-	(3,616)
Balance as of December 31, 2013	23,476	1,983	71,550	8,608	38,831	(30,054)	4,567	95,485
Changes during 2014:
Net income	-	-	-	-	30,429	-	2,478	32,907
Other comprehensive loss	-	-	-	(10,458)	-	-	(594)	(11,052)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(2,564)	(2,564)
Dividend paid	-	-	-	-	(15,697)	-	-	(15,697)
Dividend declared	-	-	-	-	(4,496)	-	-	(4,496)
Balance as of December 31, 2014	23,476	1,983	71,550	(1,850)	49,067	(30,054)	3,887	94,583

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2015	23,476	1,983	71,550	(1,850)	49,067	(30,054)	3,887	94,583
Changes during 2015:
Net income	-	-	-	-	24,971	-	1,601	26,572
Other comprehensive loss	-	-	-	(15,670)	-	-	(136)	(15,806)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,229)	(1,229)
Dividend paid	-	-	-	-	(13,171)	-	-	(13,171)
Dividend declared	-	-	-	-	(3,128)	-	-	(3,128)
Balance as of December 31, 2015	23,476	1,983	71,550	(17,520)	57,739	(30,054)	4,123	87,821

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013
Cash flows from operating activities
Net income for the year	26,572	32,907	25,554
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill and other intangibles	11,962	12,219	16,196
Gain from sale of subsidiary, net (Appendix A)	(951)	-	-
Losses of sale affiliated company	-	-	166
Exchange differences on principal of deposit and loans, net	-	(23)	317
Gains in respect of trading marketable securities	(666)	(133)	-
Increase in liability for employee rights upon retirement	717	1,655	1,095
Share in losses of affiliated companies, net	2,439	421	1
Deferred income taxes	(85)	(737)	(1,812)
Capital (gain) losses on sale of property and equipment, net	(31)	(270)	19
Decrease (increase) in accounts receivable	117	(1,864)	(609)
Decrease (increase) in other current and non-current assets	(879)	(4,749)	580
Decrease (increase) in inventories	(658)	783	1,354
Increase (decrease) in accounts payable	(1,176)	927	1,446
Increase (decrease) in deferred revenues	(246)	749	(227)
Increase (decrease) in other current and non-current liabilities	(1,201)	(4,154)	2,617
Net cash provided by operating activities	35,914	37,731	46,697

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(804)	(708)	(718)
Capital expenditures	(18,724)	(14,976)	(14,216)
Investment in affiliated company	(5,966)		(1,400)
Investment in marketable securities	(11)	(2,771)	-
Deposit in escrow	-	5,005	-
Proceeds from (Investment in) long - term deposit	(341)	(283)	217
Proceeds from sale of property and equipment	406	489	651
Sale of subsidiary (Appendix A)	(266)	-	-
Net cash used in investment activities	(25,706)	(13,244)	(15,466)

Cash flows from financing activities
Short term credit from banking institutions, net	160	(38)	(7)
Repayment of long term loans		-	(182)
Acquisition of non-controlling interests	-	(500)	-
Dividend paid	(17,590)	(19,324)	(16,072)
Dividend paid to non-controlling interests	(1,229)	(2,564)	(1,286)
Net cash used in financing activities	(18,659)	(22,426)	(17,547)

Effect of exchange rate changes on cash and cash equivalents	(2,951)	(5,340)	(1,440)

Net increase (decrease) in cash and cash equivalents	(11,402)	(3,279)	12,244
Balance of cash and cash equivalents at beginning of year	38,418	41,697	29,453
Balance of cash and cash equivalents at end of year	27,016	38,418	41,697

Supplementary information on investing and financing activities not involving cash flows:

During the years 2015, 2014 and 2013, the Company purchased property and equipment in an amount of US$ 40 thousand, US$ 217 thousand and US$ 104 thousand respectively, using a directly related liability.

In November 2015, the Company declared a dividend in the amount of US$ 3.1 million.  The dividend was paid in January 2016.

In October 2013, the Company purchased 0.5% of non-controlling interests for an amount of US$ 500,000.  The purchase amount was paid in 2014.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A – Sale of subsidiary

US dollars
Year ended December 31,
(in thousands)	2015

Working capital (excluding cash and cash equivalents), net	(1,797)
Receivables from sale of subsidiary	582
Funds in respect of employee rights upon retirement	250
Property and equipment , net	23
Liability for employee rights upon retirement	(275)
Gain from sale of subsidiary	951
(266)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013

Interest paid	203	397	254

Income taxes paid, net of refunds	10,181	15,078	9,280

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of Location based services and machine-to-machine Wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

The Group operates through subsidiaries in Brazil and Argentina, which generates revenues in their respective local currencies. The local currencies of such countries have been subject to significant fluctuations in recent years and the exchange rate of the Brazilian Real to the US Dollar (the presentation currency of the Group) was decreased significantly during fiscal year 2015.

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

Translation gains and losses resulting from changes in exchange rates used in the translation of inter company balances that are long term investment nature (i.e. which their settlement is not planned or anticipated) are also included in other comprehensive income (loss).

Balances denominated in, or linked to foreign currency are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Real
At December 31,
2015	3.902	3.9048	112.82 points
2014	3.889	2.6562	113.96 points
2013	3.471	2.3426	114.18 points

Increase (decrease) during the year:
2015	0.33%	47.01%	(1.0)%
2014	12.04%	13.39%	(0.2)%
2013	(7.02)%	(14.63)%	1.8%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average 100.

3.	Basis of presentation

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to legal contingencies, revenue recognition and related deferred expenses, goodwill impairment assessment, deferred taxes and tax liabilities and uncertainties.

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

Trading gains for the years 2015 and 2014 amounted to approximately US$ 666,000 and US$ 133,000 respectively. Trading gains for the year 2013 were insignificant.

E.	Treasury stock

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

The allowance in respect of accounts receivable at December 31, 2015 and 2014 was US$ 2,063,000 and US$ 2,391,000, respectively.

G.	Inventories

Inventories are stated at the lower of cost or market.  Cost is determined as follows: raw materials and finished products – mainly on the basis of first-in, first-out (FIFO).

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

In accordance with ASC Topic 323-10-40-1, a change in the Company’s proportionate share of an investee’s equity, resulting from issuance of shares by the investee to third parties, is accounted for as if the Company had sold a proportionate share of its investment. Any gain or loss resulting from an investee’s share issuance is recognized in earnings.

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During 2015 and 2014, no impairment was identified.

Investments in companies in which the company no longer has significant influence, are classified as "investments in other companies".  See I. below.

I.	Investment in other company

Non-marketable investment in other company in which the Company does not have a controlling interest nor significant influence are accounted for at cost, net of write down for any permanent decrease in value.

J.	Derivatives

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

From time to time the Company carries out transactions involving foreign exchange derivative financial instruments (mainly forward exchange contracts) which are designed to hedge the cash flows expected to be paid with respect to forecasted monthly purchases of inventory, denominated in currencies other than the functional currency of the Company. Such transactions were designated as hedging instruments on the date that the Company entered into such derivative contracts, and qualify as cash flow hedges under ASC Topic 815.

The effective portion of the changes in fair value of the derivative instruments designated for hedging purposes are reported as other comprehensive income (loss), net of tax under the caption "unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge" and are reclassified to the statements of income when the hedged transaction realizes. During the reporting periods, the gains or losses that were recognized in earnings for hedge ineffectiveness were insignificant.

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

2.	Rates of depreciation:

%
Operating equipment (mainly 20%-33%)	6.5-33
Office furniture, equipment and computers	7-33
Buildings	2.5
Vehicles	15
Leasehold improvements	Duration of the lease which is less or equal to useful life.

L.	Impairment of long-lived assets

The Group’s long-lived assets (including finite-lived intangible assets) are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value (see also Note 1N and Note 7).

M.	Income taxes

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

US GAAP provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained were to be challenged by a taxing authority.  The assessment of a tax position is based solely on the technical merits of the position, without regard the likelihood that the tax position may be challenged.  If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.  See also Note 15L.

The Company recognizes interest as interest expenses (among financing expenses) and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

N.	Goodwill and intangible assets

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Goodwill and intangible assets (cont.)

1.	(cont.)

As required by ASC Topic 350, the Company chooses either to perform a qualitative assessment whether the two-step goodwill impairment test is necessary or proceeds directly to the two-step goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis.  The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the two-step goodwill impairment test. If the Company determines Otherwise, no further evaluation is necessary.

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

The Company performed a qualitative assessment for two reporting units as of December 31, 2015 and 2014, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For other reporting units (two in 2014, one in 2015), operating in Israel, the Company elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.

In order to determine the fair value of such reporting units, the Company utilized the "income approach". According to the income approach expected future cash flows are discounted to their present value using an appropriate rate of return. Judgments and assumptions related to future cash flows (projected revenues, operating expenses, and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, which are based on management's internal assumptions, and believed to be similar to those that would be utilized by market participants under the circumstances and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model.

During 2015, 2014 and 2013, the Company recorded a goodwill impairment loss in an amount of US$ 674,000, US$ 879,000 and US$ 3,093,000, respectively.  See Note 8.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Goodwill and intangible assets (cont.)

2.
Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, as follows

Years
GIS database	10
Brand name	15
Other	3-10

Recoverability of intangible assets is measured as described in Note 1L above.  During 2015, the Company recorded an intangible assets impairment loss in an amount of US$ 255,000.  See Note 7.

O.	Contingencies

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

P.	Funds in respect of, and liability for employee rights upon retirement

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

Severance expenses for the years ended December 31, 2015, 2014 and 2013, amounted to US$ 1,386,000 US$ 1,460,000 and US$ 882,000, respectively.

Q.	Revenue recognition

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

The Company’s revenues are recognized as follows:

1.	Revenues from sales are recognized when title and risk of loss of the product pass to the customer (usually upon delivery).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Revenue recognition (cont.)

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

3.
Amounts earned by the Brazilian subsidiary for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third party insurance company, are recognized ratably on a straight-line basis over the subscription period, since the amount allocated to the company, is contingent upon the delivery of the SVR services. As the insurance company is the primary obligor of the insurance component, the company recognizes only the net amounts as revenues, after deduction of amounts related to the insurance component.

4.
Deferred revenues include unearned amounts received from customers (mostly for the provision of installation and subscription services) but not yet recognized as revenues.  Such deferred revenues are recognized as described in paragraph 2, above.

5.	Extended warranty

Revenues from extended warranty which are provided for a monthly fee and are sold separately are recognized over the duration of the warranty periods.

R.	Warranty costs

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

Advertising expenses for the years ended December 31, 2015, 2014 and 2013 amounted to US$ 6.8 million, US$ 6.7 million and US$ 7.6 million, respectively.  Advertising expenses are presented among "selling and marketing expenses".

U.	Earnings per share

Basic earnings per share are computed by dividing net income attributable to the common shares, by the weighted average number of shares outstanding during the year, net of the weighted average number of treasury stock.

In computing diluted earnings per share, basic earnings per share are adjusted to reflect the effect of any potential dilutive ordinary shares. During the reporting periods there were no such potential shares.

V.	Fair value measurements

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

The Company also measures certain non-financial assets, consisting mainly goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see 1N and 1L above).  As of December 31, 2015, the Company measured the fair value of goodwill with a total carrying amount of US$ 0.7 million (before the recognition of an impairment loss) that is allocated to one reporting unit.  As a result of the above impairment test, the Company recorded an impairment loss of goodwill in an amount of US$ 0.7 million, to its implied fair value of US$ 0 million. The fair value measurement of the non-financial assets is classified as level 3.

As of December 31, 2014, the Company measured the fair value of goodwill with a total carrying amount of US$ 1.5 million (before the recognition of an impairment loss) that was allocated to two reporting units.  As a result of the above impairment test, the Company recorded an impairment loss of goodwill in amount of US$ 0.9 million to its implied fair value of US$ 0.7 million.  The fair value measurement of the non-financial assets is classified as level 3.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Deferred installation expenses and prepaid expenses

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

The deferred expenses are amortized over the estimated life of the related subscription arrangements by the straight-line method (usually 20 months). Costs that do not meet the aforementioned criteria, are recognized immediately as expenses.

Prepaid expenses, consist of amounts paid by the Brazilian subsidiary to insurance companies as a prepaid insurance on behalf of its customers as part of bundle transactions of SVR services together with insurance services to be supplied by a third party insurance company. Under such transactions, the customers are required accordingly to pay the Brazilian subsidiary a monthly fee for all the bundled services (see Note 1R regarding the revenue recognition of bundle transactions). The insurance companies are obligated to refund any unearned insurance amounts to the Brazilian subsidiary in the event of cancelation by the customers. The prepaid expenses are amortized over the contractual life of the insurance service with the insurance company (usually 12 months) by the straight-line method. The amortization is netted against the monthly receipts from customers for the bundled services.

X.	Stock-based compensation

The Company measures and recognizes compensation expense for cash bonuses to senior employees, which are based, or partly based, on the price of the Company’s shares in accordance with ASC 718 -30, "Compensation-Stock Compensation - Awards Classified as Liabilities" (See Note 17 F regarding "Excess Return Cash Incentives").

The awards are measured at the grant date at their fair value and remeasured at the end of each reporting period through settlement, with changes in the fair value recognized as compensation cost over the requisite service period. Compensation cost for awards that are subject to market conditions are be attributed separately for each vesting tranche of the award (generally calendar year).

The fair value of the award is estimated using the Monte-Carlo-pricing model. The effect of market conditions is reflected in the fair value measurements.

Y.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.  Such reclassifications did not have any significant impact on the Company's equity, net income or cash flows.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Z.	Recently issued accounting pronouncements

1.	Accounting pronouncements not yet effective

Accounting Standard Update 2014-09, "Revenue from Contracts with Customers"

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

In accordance with a recent amendment to ASU 2014-09, introduced by Accounting Standards Update 2015-11, "Revenue from Contracts with Customers - Deferral of the Effective Date", for a public entity, the amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period (the first quarter of fiscal year 2018 for the Company). Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company is in the process of assessing the impact, if any, of ASU 2014-09 on its consolidated financial statements.

Accounting Standard Update 2015-11, "Simplifying the Measurement of Inventory"

In July, 2015, The FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330) ("ASU 2015-11").

ASU 2015-11 outlines that inventory within the scope of its guidance be measured at the lower of cost and net realizable value. Inventory measured using last-in, first-out (LIFO) and the retail inventory method (RIM) are not impacted by the new guidance. Prior to the issuance of ASU 2015-11, inventory was measured at the lower of cost or market (where market was defined as replacement cost, with a ceiling of net realizable value and floor of net realizable value less a normal profit margin).

For a public entity, the amendments in ASU 2015-11 are effective, in a prospective manner, for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period (the first quarter of fiscal year 2017 for the Company). Early adoption is permitted as of the beginning of an interim or annual reporting period.

The Company is in the process of assessing the impact, if any, of ASU 2015-11 on its consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Z.	Recently issued accounting pronouncements (cont.)

1.	Accounting pronouncements not yet effective (cont.)

Accounting Standards Update 2015-17, "Income Taxes: Balance Sheet Classification of Deferred Taxes"

In November 2015, the FASB has issued Accounting Standards Update (ASU) No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which changes how deferred taxes are classified on organizations’ balance sheet.

The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, all deferred tax assets and liabilities will be required to be classified as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods (i.e., in the first quarter of 2017 for calendar year-end companies).

Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period.

The guidance may be applied either prospectively, for all deferred tax assets and liabilities, or retrospectively (i.e., by reclassifying the comparative balance sheet). If applied prospectively, entities are required to include a statement that prior periods were not retrospectively adjusted. If applied retrospectively, entities are also required to include quantitative information about the effects of the change on prior periods.

The Company does not believe this ASU will have a significant impact on its consolidated financial statements.

Accounting Standards Update 2016-02, "Leases"

In February, 2016, the FASB issued its new lease accounting guidance in Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842).

Under the new guidance, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing.

Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year Company). Early application is permitted for all public business entities upon issuance.

Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach.

The Company is in the process of assessing the impact, if any, of ASU 2016-02 on its consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2015	2014
Prepaid expenses and others	10,960	9,779
Government institutions	1,910	2,694
Deferred installation expenses	2,403	2,485
Deferred income taxes (*)	2,752	3,649
Advances to suppliers	84	324
Employees	389	343
Forward Exchange Contracts	1,063	1,580
Others	2,876	1,464
	22,437	22,318

(*)	See Note 15.

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2015	2014
Finished products	8,833	8,845
Raw materials	3,948	3,319
	12,781	12,164

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANY

A.	Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2015	2014
Investment in Bringg (see 1 below)	3,082	1,016
IRT (see 2 below)	1,662	-
Other	(39)	-
	4,705	1,016

1.	BRINGG Delivery Technologies Ltd. ("BRINGG") Formerly Overvyoo Ltd

In December 2013 the Company invested $1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. In January and July, 2015 the Company invested additional amounts of $1.1 million and US$ 2 million, respectively. During November 2015, additional investors which are not related to Ituran, invested in Bringg, which reduced the percentage of our Bringg capital we own. Following such investment, the Company now holds 41.18% of Bringg’s share capital. Management has determined that the difference between the cost of the investment and the Company's share in the net assets of the investee relates to in process R&D of the investee.

2.	ITURAN ROAD TRACK MONITORAMENTO De Veiculos Ltda. ("IRT")

In February 2015 IRT was established and is held 50% by the company.

In September 2015, one of the largest global road vehicles manufacturers signed a four years agreement (which may be extended by the manufacturer for additional 2 years) with IRT to offer Ituran's services in the Brazilian market (such as vehicle security, personal safety, remote diagnostic, Web and App application and Concierge). The service was launched through a joint venture with Road Track, called IRT (Ituran Road Track).

As of December 31, 2015, the Company's investment included long-term loans in the amount of US$ 2.3 million. The loan bears an annual interest of Libor plus 3.5%. The maturity of the loan has not been determined.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANY (cont.)

B.	Investment in other company

Locationet Systems Ltd. (“Locationet”)

The Company holds 10.64% of the shares of Locationet.

The balance of the Company’s investment in Locationet as of December 31, 2015 and 2014 was US$ 78,000 and US$ 79,000 respectively.

NOTE 5	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2015	2014

Forward Exchange Contracts	-	984
Government institutions	-	73
Deferred installation expenses	488	459
Deposits	678	575
	1,166	2,091

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2015	2014
Cost :
Operating equipment (*)	43,740	46,947
Office furniture, equipment and computers	24,790	23,858
Land	1,022	1,022
Buildings	1,845	1,855
Vehicles	3,810	3,412
Leasehold improvements	3,616	3,088
	78,823	80,182

Less – accumulated depreciation and amortization (**)	(47,309)	(48,274)
Total property and equipment, net	31,514	31,908

(*)	As December 31, 2015 and 2014, an amount of US$ 26 million and US$ 26 million is subject to operating lease transactions, respectively.

(**)	As at December 31, 2015 and 2014, an amount of US$ 10.4 million and US$ 10.4 million is subject to operating lease transactions, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6	-	PROPERTY AND EQUIPMENT, NET (cont.)

B.
In the years ended December 31, 2015, 2014 and 2013, depreciation expense was US$ 10.9 million, US$ 11.2 million and US$ 11.1 million, respectively and additional equipment was purchased in an amount of US$ 18.7 million, US$ 15 million and US$ 14.2 million, respectively.

C.	After deduction of the cost and the accumulated depreciation of items fully depreciated.

NOTE 7	-	INTANGIBLE ASSETS, NET

A.	Intangible assets, net, consist of the following:

	US dollars
	December 31,			December 31,
(in thousands)	2015	2015	2015	2014
	Original amount	Accumulated amortization and impairment charges	Unamortized balance	Unamortized balance
GIS database	3,876	3,876	-	295
Brand name	1,177	1,177	-	132
Others	5,472	5,446	26	25
	10,525	10,499	26	452

Amortization and impairment of intangible assets amounted to US$ 430,000, US$ 231,000 and US$ 367,000 for the years ended December 31, 2015, 2014 and 2013, respectively.  As of December 31, 2015, the estimated aggregate amortization of intangible assets for the next five years is as follows:  2016-26,000 and thereafter – 0.

B.
Due to the deteriorating results of a certain Israeli subsidiary and the current expectation of management for further decrease its anticipated performance, during 2015 and 2014, the Company recorded an impairment charge for its intangible assets which directly relate to the operations of the subsidiary (which represent a reporting unit).

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

For further details regarding the activities of such subsidiary see note 8B regarding the goodwill impairment recognized in 2015.

As a result of the above, the Company recorded in 2015 and 2014, an impairment loss in an amount of US$ 236,000 and US$ 33,500, respectively, with respect to the GIS database and in 2015 and 2014, an amount of US$ 19,000 and US$ 9,500, respectively, with respect to the Brand name totaling an aggregate impairment charge of US$ 255,000 in 2015 and an aggregate impairment charge of US$ 43,000 in 2014.

The impairment was included in "other expenses, net" (see Note 13).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 are as follows:

	US dollars
	Location based services	Wireless communications products	Total
(in thousands)
Balance as of January 1, 2014 (*)	1,730	3,703	5,433
Changes during 2014:
Impairment (see B. below)	-	(879)	(879)
Translation differences	(186)	(327)	(513)
Balance as of December 31, 2014	1,544	2,497	4,041
Changes during 2015:
Impairment (See B. below)	-	(674)	(674)
Translation differences	(5)	(6)	(11)
Balance as of December 31, 2015	1,539	1,817	3,356

(*)	The accumulated amount of impairment loss as of December 31, 2013, December 31, 2014 and December 31, 2015 was US$ 5,545,000, US$ 6,424,000 and US$ 7,098,000, respectively.

B.	During 2015, 2014 and 2013, the Company recorded an amount of US$ 674,000 US$ 879,000 and US$ 3,093,000, respectively, as impairment with respect to goodwill.

The impairment amount was included in "other expenses, net". See Note 13.

The Company performed its annual impairment test as of December 31, 2015 and recorded goodwill impairment in the total amount of US$ 0.7 million in connection with certain reporting unit which is a part of the Wireless communications products segment and operates in the internet portal in the field of local travel and recreation.  The impairment was recorded primarily due to a significant decline in current and future forecasted revenues and profitability margins of the GIS services offered by an Israeli subsidiary resulting from the continued weakness in the cellular industry in Israel that has suffered from recent regulatory changes and also the continuing popularity of navigation applications and tools developed by competitors which are offered for no charge. The impairment was based on valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach.  The significant assumptions used for the assessment were 2 years of projected net cash flows, a discount rate of 20% and a long-term growth rate of 0% (See Note 1V regarding fair value measurements).

The Company performed its annual impairment test as of December 31, 2014 and recorded goodwill impairment in the total amount of US$ 0.9 million in connection with two reporting units within the Location based services segment operating in the internet portal in the field of local travel and recreation. The impairment was based on valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach.  The significant assumptions used for the assessment were 3 years of projected net cash flows, a discount rate of 16.9% and a long-term growth rate of 0% (See Note 1V regarding fair value measurements).

See also Note 1O.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	-	CREDIT FROM BANKING INSTITUTIONS

Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2015, aggregated to US$ 0.5 million.

NOTE 10	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2015	2014

Accrued expenses	7,439	7,919
Accrued payroll and related taxes	4,255	5,692
Government institutions	5,742	6,009
Related party	2	98
Accrued dividend	3,128	4,639
Others	1,184	896
	21,750	25,253

NOTE 11	-	CONTINGENT LIABILITIES

A.	Claims

1.
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

2.
On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the ayment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the  time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originatedfrom a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo.

In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue. The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil will have to challenge the tax assessment before a Federal Court of Law. Based on the legal opinion of the subsidiary’s Brazilian legal counsel, the company believes that such claim is without merit and the company will continue to vigorously defend ourselves in the appeal proceedings and accordingly no provision has been made. As of December 31, 2015, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$11.3 million (approximately $2.89 million which amount is considered as the reasonable possible loss).

3.
On July 22, 2015, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2011 and January 2012 in amount of R$ 2, 888,677 (approximately US$ 760,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on December 31, 2015 amounts to R$ 3,936,339 (approximately US$ 1 million) and to FUST tax assessment for the year 2010 which including interest and penalties, on December 31, 2015 amounts to R$ 2,950,417 (approximately US$ 700,000). Due to the such last tax assessment, on December 31, 2015, the aggregate amount claimed by Anatel increased to approximately R$ 9.8 million (approximately US$ 2.6 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes, accordingly no provision has been made. We have filed our defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014 and our defense for the year 2011 (and January 2012) was filed on February 2016. We are currently awaiting the Lower Court decision on all the aforementioned FUST claims.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

4.
On October 10, 2015, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2011 which on December 31, 2015 amounts to R$ 1,007,453 (approximately US$ 253,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 31, 2015 amounts to R$ 778,598 (approximately US$ 195,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 31, 2015 amounts to R$ 770,580 (approximately US$ 193,000) and to FUNTELL tax assessment for the year 2010 which including interest and penalties, on December 31, 2015 amounts to R$ 1,033,363 (approximately US$ 260,000). Due to the such last tax assessment, on December 31, 2015, the aggregate amount claimed by Anatel increased to approximately R$ 3.6 million (approximately US$ 0.92 million). The reason Anatel demand the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUNTEL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes, accordingly no provision has been made. We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014 and for the year 2011 on October 2015. We are currently awaiting the Lower Court decision on all the aforementioned FUNTELL claims.

5.
On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional claims against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 77 million). Our defense against the approval of the class action lawsuit was file on January 3rd, 2016. The plaintiff has responded to the company's defense on February 29, 2016.

Based on an opinion of its legal counsels, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success and / or and reasonably possible range of loss, if any. However, according to the legal counsel opinion, based on the documents of the claim, the Company has good defense arguments in respect of claims made by the plaintiff and the chances that the suit will not be approved as a class action suit are higher than it will be approved. Therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 7,900). Such dismissal of a similar class action lawsuit may have a positive effect on the Company ability in its defense against the current lawsuit. That being said, if the Company's efforts are unsuccessful this could result in a very significant costs to the Company and could adversely affect its financial position and the results of its operations.

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

1.
As of December 31, 2015, minimum future rentals under operating leases of buildings and base station sites for periods in excess of one year were as follows: 2016 – US$ 1.6 million, 2017 – US$ 1.2 million, 2018 – US$ 1 million, 2019 – US$ 0.9 million and 2020 – US$ 0.4 million.

The leasing fees expensed in each of the years ended December 31, 2015, 2014 and 2013, were US$ 2.5 million, US$ 2.5 million and US$ 2.5 million, respectively.

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

As of December 31, 2015, the Company is obliged to purchase from Telematics products in an aggregate amount of approximately US$ 19.5 million (2016 – US$ 7 million, 2017 – US$ 6.5 million and 2018 – US$ 6 million).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	STOCKHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31, 2015 and 2014	Registered	Issued and fully paid
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2.	Since May 1998, the Company has been trading its shares on the Tel-Aviv Stock Exchange (“TASE”). On September 2005, the Company registered its Ordinary shares for trade in the United States.

3.
The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

4.	As of December 31, 2015, 2014 and 2013, 2,507,314 ordinary shares representing 10.7% of the share capital of the Company is held by the Group as treasury shares.

5.	Shares of the Company held by the Group have no voting rights.

6.
On February 24, 2015 the company issued a press release announcing that its Board of Directors has resolved to act to voluntarily delist it’s ordinary shares from trading on the Tel Aviv Stock Exchange. The Company was informed that such delisting will be effective as of May 25, 2016 with the last trading date on the Tel Aviv Stock Exchange being May 23, 2016.

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

4.	During 2012, the Company declared dividends totaling an amount of approximately US$ 36.1 million (NIS 135.4 million). These dividends were paid during 2012 and January 2013.

5.	During 2013, the Company declared dividends totaling an amount of approximately US$ 17.2 million (NIS 61.1 million). These dividends were paid during 2013 and January 2014.

6.	During 2014, the Company declared dividends totaling an amount of approximately US$ 20.5 million (NIS 72.4 million). These dividends were paid during 2014 and January 2015.

7.	During 2015, the Company declared dividends in an amount of approximately US$ 16.5 million (NIS 63.4 million). These dividends were paid during 2015 and January 2016.

8.	In February 2016, the Company declared a dividend in the amount of US 0.31 dollar per share, totaling approximately US$ 6.5 million (NIS 25.4. million). The dividend was paid in April 2016.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	OTHER (INCOME) EXPENSES, NET

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013
Adjustment of purchase price of subsidiary sold	(101)	-	200
Impairment of goodwill and intangible assets (2)	929	922	4,620
Gain on sale of subsidiary (1)	(951)	-	-
Other	(145)	(66)	(60)
	(268)	856	4,760

(1)	On December 31, 2015, the Company sold its entire holding in the subsidiary Mapa Internet Ltd. for a total consideration of NIS 2.3 million (approximately US$ 600,000).

Management does not believe that the sale of Mapa internet Ltd represents a strategic shift for the company. As a result, the above transaction has not been reflected in the accompanying consolidated financial statements as discontinued operations

(2)	See Notes 7, 8 and 1N.

NOTE 14	-	FINANCING INCOME, NET

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013

Short-term interest expenses, commissions and other	(64)	309	(1,201)
Gains in respect of marketable securities	666	133	-
Interest expenses in respect of long-term loans	-	-	(4)
Interest income in respect of deposits	773	982	1,998
Exchange rate differences and others, net	(186)	280	(555)
	1,189	1,704	238

NOTE 15	-	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013
Income taxes (tax benefit):

Current taxes:
In Israel	6,279	7,564	6,060
Outside Israel	6,089	7,630	8,194
	12,368	15,194	14,254
Deferred taxes:
In Israel	(121)	(471)	(503)
Outside Israel	206	(432)	(1,309)
	85	(903)	(1,812)
Taxes in respect of prior years:
In Israel	369	-	-
Outside Israel	-	(45)	5
	369	(45)	5
	12,822	14,246	12,447

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

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

On August 5, 2013 the Israeli Parliament amended the Investments Law, by which, inter alia, it canceled the scheduled progressive reduction in the corporate tax rate for Preferred Enterprises and set it at 9% for enterprises located in zone A and 16% for enterprises located elsewhere, as of January 1, 2014.

The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

2.	As of December 31, 2015, only one Israeli subsidiary is entitled to a "Preferred Company" status pursuant to the investment law.

D.	Israeli corporate tax rates

On December 6, 2011, the Law for the Change in the Tax Burden (Legislative Amendments) – 2011 was published.  As part of this law, among other things, commencing from 2012 the Israeli corporate income tax rate was increased to 25%.  In addition, commencing in 2012, the tax rate on capital gains in real terms and the tax rate applicable to betterment in real terms were increased to 25%.

On July 30, 2013, the Israeli parliament approved the Law for the Change in National Priorities (Legislative Amendments to Achieve Budgetary Goals for 2013 and 2014) – 2013 (hereinafter – the “Law for the Change in National Priorities”), which, among other things increased the standard corporate income tax rate from 25% to 26.5% effective as of January 1, 2014.

On January 4, 2016, the plenary Knesset passed the Law for Amendment of the Income Tax Ordinance No. 216 which provides, inter alia, for a reduction of the corporate tax rate commencing from 2016 and thereafter by the rate of 1.5% such that the rate will be 25%.

This change of tax rate did not have material effect on the deferred tax assets of the Company and its Israeli subsidiaries.

E.	Non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws and rates in their country of residence.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

F.	Use of assumptions and judgments

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

The Company filed an objection with the ITA for the above tax assessments. In July 2015, the Company reached an agreement with the ITA in respect of the above tax assessment according to which  there was no significant impact on the Company's provision with respect to prior years.

The Company and a certain Israeli subsidiary have received final tax assessments through the 2012 tax year.  One of the subsidiaries in Brazil has received final tax assessments through the 2010 tax year.  The other subsidiaries have not yet been assessed since incorporation.

H.	Carry forward foreign tax credits and tax losses

As of December 31, 2015, the Company's non-Israeli subsidiary in the United States has available carry forward foreign tax credits in an amount of approximately US$ 3.9 million. Most of such carry forward tax credits may be utilized until 2022. In addition the subsidiary has carry forward tax losses of approximately US$ 1.2 million.

I.	The following is a reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013
Pretax income	41,833	47,574	38,002
Statutory tax rate	26.5%	26.5%	25%
Tax computed at the ordinary tax rate	11,086	12,607	9,500
Nondeductible expenses (income)	526	10	1,365
Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	831	(304)	137
Deductible financial expenses recorded to other comprehensive income	(439)	(365)	(312)
Tax adjustment in respect of different tax rates	1,411	1,662	1,877
Taxes in respect of withholding at the source from royalties and dividends	78	615	817
Adjustment in respect of tax rate deriving from “approved enterprises”	(405)	(558)	(467)
Others	(266)	579	(470)
	12,822	14,246	12,447

J.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2015	2014
Deferred taxes included in other current assets:
Provision for employee related obligations	145	130
Provision for legal obligation and other	2,607	3,519
	2,752	3,649

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

J.	Summary of deferred taxes (cont.)

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2015	2014
Long-term deferred income taxes:
Provision for employee related obligations	718	678
Carry forward tax losses and foreign tax credit	4,321	4,321
Temporary differences, net	1,237	1,010
	6,276	6,009
Valuation allowance	(3,997)	(3,273)
	2,279	2,736

	US dollars
	Year ended December 31,
(in thousands)	2015	2014
Deferred income taxes included in long-term investments and other assets	2,279	2,886
Deferred income taxes included in long-term liabilities	-	(150)
	2,279	2,736

K.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013
The Company and its Israeli subsidiaries	23,987	26,021	17,296
Non-Israeli subsidiaries	17,846	21,553	20,706
	41,833	47,574	38,002

L.	Uncertain tax positions

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil.

Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

US dollars
(in thousands)
Balance at January 1, 2014	472
Translations differences related to the current year	(51)
Balance at December 31, 2014	421
Decrease related tax positions of prior years	(419)
Translations differences related to the current year	(2)
Balance at December 31, 2015	-

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2014, 2013 and 2012, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	24,971	30,429	23,762

	Number of shares
	Year ended December 31,
(in thousands)	2015	2014	2013
Weighted average number of shares used in the computation of basic and diluted earnings per share	20,968	20,968	20,968

NOTE 17	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2015, US$ 304 thousand and US$ 168 thousand, respectively (In 2014 US$ 324 thousand and US$ 189 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 309 thousand (US$ 79 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies. (US$ 52 thousand and US$ 80 thousand in 2014 and 2013, respectively.)

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

C.
On September 5, 2002, the Company entered into independent contractor agreements with A. Sheratzky Holdings Ltd. and each of Eyal Sheratzky and Nir Sheratzky (the Co-CEO's of the Company), pursuance to which A. Sheratzky Holdings will provide management services to the Company through Eyal Sheratzky and Nir Sheratzky in consideration of monthly payments in the amount of NIS 48,892 and NIS 49,307 (US$ 12,500 and US$ 12,600), respectively, in addition to providing each of them a company car and reimbursement of certain business expenses.  In January 2004, changes in the employment terms of the two Co-CEOs of the Company were approved, whereby in addition to the agreement detailed above, each would be entitled to an annual bonus equal to 1% of the pretax income of the Company, plus the share of the Company in the income or losses of affiliated companies, on the basis of the audited consolidated financial statements.

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

The aggregate amounts paid to A. Sheratzky Holdings in 2015, 2014 and 2013 (including with respect to B. above but excluding amounts paid to A. Sheratzky Holdings under the new service agreement, described in F. below), were approximately US$ 0, US$ 793,000 and US$ 3,470,000, respectively (all numbers include value added tax).

D.
In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 3,900) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2015, 2014 and 2013 was approximately US$ 57,000, US$ 62,000 and US$ 59,000, respectively.

E.
On January 23, 2007, the Company's subsidiary, E-Com Global Electronic Commerce Ltd.  ("E-Com "), signed an agreement with Gil Sheratzky for the employment of Mr. Gil Sheratzky as CEO of that company, in consideration of monthly payments in the amount of NIS 25,000 (US$ 6,400), in addition to providing him a company car, managers insurance and education fund contribution (as customary in Israel) and reimbursement of certain business expenses.  In his position, Mr. Gil Sheratzky will report to the Co-CEO of the Company.  The compensation paid to Gil Sheratzky includes a bonus in an amount equal to 2% of the annual increase in E-COM profits before tax (up to a maximum amount of 1% of that company's profits before tax), based on its audited consolidated financial statements for the relevant year, beginning January 1, 2007.

The aggregate amount paid to Mr. Gil Sheratzky in 2015, 2014 and 2013 was approximately US$ 0, US$ 29,000 US$ 145,000, respectively.

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

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $57,700) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

The aggregate amounts paid to A. Sheratzky according this new service agreement in 2015 and 2014 were approximately US$2,249,000 and US$2,387,000, respectively (includes value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $45,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr.Eyal Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from. The fixed monthly pay shall also include Mr. Eyal Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr Eyal Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr.Eyal Sheratzky has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Eyal Sheratzky has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

The aggregate amounts paid to ORAS Capital Ltd in 2015 and 2014 were approximately US$1,565,000 and US$1,552,000, respectively (include value added tax).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	RELATED PARTIES (cont.)

F.	(cont.)

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $45,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Nir Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Nir Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Nir Sheratzky has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Nir Sheratzky has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

The aggregate amounts paid to Galnir Management and Investments Ltd in 2015 and 2014 were approximately US$1,802,000 and US$1,418,000, respectively (includes value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $32,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Gil Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Gil Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months' advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Gil Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Gil Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Gil Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com' and/or Company's secrets or competition with E-Com and/or the Company.

The aggregate amounts paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2015 and 2014 were approximately US$ 1,175,000 and US$ 948,000, respectively (includes value added tax).

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

"Minimum Threshold" means, with respect to a particular calendar year, a minimum Company's Return on Equity of 15%, and a minimum company's Profit Before Tax of USD 24 million.

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

•
The Executive Office Holder shall be required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated in the Company's financial statements published during the three year period following publication of the erroneous financial statements; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned within 60 days from the date of publication of the restated financial statements, net of taxes that were withheld thereon. If the Executive Office Holder has a right to reclaim such tax payments with respect to Grants which were paid in excess, from the relevant tax authorities, then the Executive Office Holder shall reasonably act to reclaim such amounts from the tax authorities and upon their receipt, shall remit them to the Company. In 2014 and 2015 Executive Offices Holders were entitle to Target based cash incentives at the maximum rate of (150%).

G.
On January 28, 2014, the Company's general meeting of the of shareholders re-approved the terms of engagement of Mr. Avner Kurz as a consultant to Ituran Sistemas de Monitoramento Ltda, a Brazilian subsidiary of the Company, in accordance with an agreement dated February 23, 2012. Pursuant to the terms of this agreement, Mr. Kurz provided consultation services to the Brazilian subsidiary as an independent contractor, including services concerning: general strategy of the subsidiary, developing connections with the private market, infrastructure development and in any other area as is required from time to time. In addition, he was in direct contact with the chief executive officer of the subsidiary and its office holders, he was directly reporting to the Company's president and advised him regarding the aforementioned; Mr. Kurz undertook to stay at least eight times per year in Brazil at the subsidiary's offices and to invest no less than twenty monthly hours in providing the services; the term of the agreement automatically renews every two years, although each party may terminate it with a 180 days prior notice; and in consideration for the services described above, the Brazilian subsidiary paid Mr. Kurz a monthly amount of $8,000, against the receipt of a tax invoice; and Mr. Kurz was entitled to receive a cellular phone and reimbursement of related expenses from the Company, payable against receipts  The aggregate amounts paid to Mr Kurz by virtue of this agreement for each of the years 2014 and 2013 were approximately $80,000 and $81,105, respectively. The agreement with Mr. Kurz was terminated on September 15, 2014 as the date of his resignation from the board.

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

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products	Total

Year ended December 31, 2015
Revenues	127,683	47,945	175,628
Operating income	38,328	2,316	40,644
Assets	62,236	10,463	72,699
Goodwill	1,539	1,817	3,356
Expenditures for assets	14,478	393	14,871
Depreciation and amortization	8,636	152	8,788
Impairment of goodwill and intangible assets	-	929	929

Year ended December 31, 2014
Revenues	133,692	48,435	182,127
Operating income (loss)	42,603	3,267	45,870
Assets	63,795	11,094	74,889
Goodwill	1,544	2,497	4,041
Expenditures for assets	12,574	598	13,172
Depreciation and amortization	8,920	148	9,068
Impairment of goodwill and intangible assets	34	888	922

Year ended December 31, 2013
Revenues	126,951	43,216	170,167
Operating income	38,470	(540)	37,930
Assets	66,300	10,564	76,864
Goodwill	1,730	3,703	5,433
Expenditures for assets	12,312	264	12,576
Depreciation and amortization	9,360	358	9,718
Impairment of goodwill and intangible assets	2,816	1,804	4,620

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

C.	Information about reported segment profit or loss and assets:

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

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2015	2014	2013

Total revenues of reportable segment and consolidated revenues	175,628	182,127	170,167

Operating income
Total operating income for reportable segments	40,644	45,870	37,930
Unallocated amounts:
Other income (expenses) income	-	-	(166)
Financing income, net	1,189	1,704	238
Consolidated income before taxes on income	41,833	47,574	38,002

Assets
Total assets for reportable segments (*)	76,055	78,930	82,297
Other unallocated amounts:
Current assets	46,119	57,159	61,530
Investments in affiliated and other companies	4,783	1,095	1,511
Property and equipment, net	8,730	7,786	8,644
Other unallocated amounts	6,316	7,367	6,560
Consolidated total assets (at year end)	142,003	152,337	160,542

Other significant items
Total expenditures for assets of reportable segments	14,871	13,172	12,576
Unallocated amounts	3,676	2,021	1,387
Consolidated total expenditures for assets	18,547	15,193	13,963

Total depreciation, amortization and impairment for reportable segments	9,717	9,990	14,338
Unallocated amounts	2,245	2,229	1,858
Consolidated total depreciation and amortization	11,962	12,219	16,196

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2015	2014	2013

Israel	88,556	90,061	83,331
United States	7,811	7,568	4,876
Brazil	58,403	66,462	63,454
Argentina	17,324	13,792	15,190
Others	3,534	4,244	3,316
Total	175,628	182,127	170,167

	Property and equipment, net
	December 31,
(in thousands)	2015	2014	2013

Israel	9,934	8,563	9,051
United States	73	120	155
Brazil	17,228	17,801	19,178
Argentina	4,279	5,424	4,162
Total	31,514	31,908	32,546

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2015, 2014 and 2013 there were no sales exceeding 10% of total revenues to none of our customers.

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, marketable securities and derivatives.

Most of the Group’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2015 and 2014, were deposited with major banks (mostly in Israel) with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

The company entered into foreign exchange forward contracts intended to protect against the increase in the purchase price of forecasted inventory purchases dominated in currencies other then the functional currency of the purchasing entity.

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

During 2013 and 2014 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency, will be affected by changes in exchange rates. As of December 31, 2015, 7 transactions originated in 2014 were remained outstanding.

During 2013, 2014 and 2015, all the financial derivatives were designated and accounted for as hedging instruments.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Asset derivatives
As of December 31, 2015	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current Assets	1,063

	Liability derivatives
As of December 31, 2014	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current Assets	1,580
	Other no current Assets	984
		2,564

Amounts reclassified to statement of income:

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2015		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	1,616

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2014		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	39

As of December 31, 2015, the notional amount of forward exchange contracts with respect to cash flow hedge of anticipated transactions amounted to US$ 10.5 million (US$ 1.5 million per month for the next 7 months).

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

The Company measured cash equivalents, marketable securities and derivative financial instruments at fair value.  Such financial instruments are measured at fair value, on a recurring basis.  The measurement of cash equivalents are classified within Level 1.  The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates, based on the prevailing currency prices and the relevant interest rates.  Such measurement is classified within
Level 2.

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, deposit in escrow, accounts receivable, accounts payable and other current assets and liabilities) approximates their carrying value, due to the short-term maturity of such instruments.

See also Note 1V.

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2015 and 2014:

	December 31, 2015
(in thousands)	Level 1	Level 2	Level 3

Trading securities	2,035
Derivatives designated as hedging instruments	-	1,063	-

	December 31, 2014
(in thousands)	Level 1	Level 2	Level 3

Trading securities	2,362
Derivatives designated as hedging instruments	-	2,564	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officers

Dated: April 20, 2016