Form 20-F
period 2016-12-31
Ituran Location & Control Ltd.
filed 2017-04-27
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file no. 001-32618

ITURAN LOCATION AND CONTROL LTD.
(Exact name of Registrant as specified in its charter and
translation of Registrant's name into English)

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

None
(Title of Class)

        Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

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

Yes ☐ No ☐

TABLE OF CONTENTS

USE OF CERTAIN TERMS		IV
FORWARD LOOKING STATEMENTS		IV
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	14
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	14
B.	BUSINESS OVERVIEW	16
C.	ORGANIZATIONAL STRUCTURE	28
D.	PROPERTY, PLANTS AND EQUIPMENT	29
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	30
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
A.	OPERATING RESULTS	30
B.	LIQUIDITY AND CAPITAL RESOURCES	41
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	41
D.	TREND INFORMATION	45
E.	OFF-BALANCE SHEET ARRANGEMENTS	45
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	45
G.	SAFE HARBOR	45

i

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46
A.	DIRECTORS AND SENIOR MANAGEMENT	46
B.	COMPENSATION	50
C.	BOARD PRACTICES	53
D.	EMPLOYEES	57
E.	SHARE OWNERSHIP	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	61
A.	MAJOR SHAREHOLDERS	61
B.	RELATED PARTY TRANSACTIONS	63
C.	INTERESTS OF EXPERTS AND COUNSEL	68
ITEM 8.	FINANCIAL INFORMATION	68
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	68
B.	SIGNIFICANT CHANGES	71
ITEM 9.	THE OFFER AND LISTING	71
A.	OFFER AND LISTING DETAILS	71
B.	PLAN OF DISTRIBUTION	72
C.	MARKETS	72
D.	SELLING SHAREHOLDERS	72
E.	DILUTION	72
F.	EXPENSES OF THE ISSUE	72
ITEM 10.	ADDITIONAL INFORMATION	72
A.	SHARE CAPITAL	72
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	73
C.	MATERIAL CONTRACTS	81
D.	EXCHANGE CONTROLS	81
E.	TAXATION	82

USE OF CERTAIN TERMS

As used herein, and unless the context suggests otherwise, the terms "we", "us", "our" or "Ituran" refer to Ituran Location and Control Ltd. and its consolidated subsidiaries.

We have prepared our consolidated financial statements in US Dollars. Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). All references herein to "dollars" or "$"or "USD" are to United States dollars, and all references to "NIS" are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words "projects," "believes," "expects," "may," "plans" or "intends," or words of similar import, identifies a statement as "forward-looking." The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this annual report in Item 3D: Risk Factors. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission ("SEC").

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

        Our selected consolidated statements of income data for the years ended December 31, 2014, 2015 and 2016, and our selected consolidated balance sheet data as of December 31,  2015 and 2016 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31,  2012 and 2013, and the selected consolidated balance sheet data as of December 31, 2012,  2013 and 2014, are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2016	2015	2014	2013	2012
	In USD
	In thousands, except per share amounts
Revenues:
Location based services	141,940	127,683	133,692	126,951	114,565
Wireless communications products	57,634	47,945	48,435	43,216	35,753

Total Revenues	199.574	175,628	182,127	170,167	150,318
Cost of Revenues:
Location based services	48,916	46,823	46,852	44,850	44,974
Wireless communication products	48,627	38,924	38,142	36,015	29,786

Total cost of revenues	97,543	85,747	84,994	80,865	74,760

Gross profit	102,031	89,881	97,133	89,302	75,558

Research and development expenses	2,895	2,401	2,526	2,414	2,066
Selling and marketing expenses	10,074	9,303	9,264	9,715	8,489
General and administrative expenses	40,228	37,801	38,617	34,483	33,439
Other expenses (income), net	836	(268)	856	4,760	1,617

Operating Income	47,998	40,644	45,870	37,930	29,947
Other income (expenses), net		-	-	(166)	6,755
Financing income, net	2,056	1,189	1,704	238	987

Income before income tax	50,054	41,833	47,574	38,002	37,689
Income tax	(14,877)	(12,822)	(14,246)	(12,447)	(11,690)
Share in losses of affiliated companies, net	(449)	(2,439)	(421)	(1)	(39)

Net income for the year	34,728	26,572	32,907	25,554	25,960
Less: net income attributable to non-controlling interests	(2,589)	(1,601)	(2,478)	(1,792)	(1,080)

Net income attributable to Company stockholders	32,139	24,971	30,429	23,762	24,880

Earning per share
Basic	$1.53	$1.19	$1.45	$1.13	$1.19
Diluted	$1.53	$1.19	$1.45	$1.13	$1.19
Weighted average number of shares outstanding
Basic	20,968	20,968	20,968	20,968	20,968
Diluted	20,968	20,968	20,968	20,968	20,968

Consolidated Balance Sheets Data

	Year Ended December 31,
	2016	2015	2014	2013	2012
	In USD
	In thousands, except per share amounts
Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in trading marketable securities	31,485	29,051	40,780	46,679	34,392
Working Capital	59,096	50,124	56,910	57,259	44,145
Total Assets	178,019	142,003	152,337	160,542	147,339
Total Liabilities	69,848	54,182	57,754	65,057	55,332
Retained Earnings	71,717	57,739	49,067	38,831	32,187
Stockholders Equity	102,229	83,698	90,696	90,918	88,027
Dividend declared per share	0.86	0.78	0.98	0.81	1.71

Other Data:

	Year Ended December 31,
	2016	2015	2014	2013	2012
Subscribers of our location-based services(1)	1,057,000	948,000	817,000	741,000	667,000
Average monthly churn rate	3.1%	3.3%	3%	2.9%	3%

(1) number of subscribers are rounded to the nearest thousand.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

 Not applicable.

         D.        RISK FACTORS

         Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline, which may result in a loss of all or part of your investment . We cannot assure you that we will successfully address any of these risks. You should carefully consider the following factors as well as the other information contained and incorporated by reference in this annual report before taking any investment decision with respect to our securities. See "Forward Looking Statements" on page iv above.

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
Therefore, we rely on insurance companies' continued practice of:

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

        The inability of local law enforcement agencies to timely and effectively recover the stolen vehicles we locate could negatively impact customers' perception of the usefulness of our SVR services and AVL products, adversely affecting our revenues.

        Our AVL products identify the location of vehicles in which our products are installed. Following a notification of an unauthorized entry, or if we receive notification of the vehicle's theft from a subscriber, we notify the relevant law enforcement agency of the location of the subscriber's vehicle and generally rely on local law enforcement or governmental agencies to recover the stolen vehicle. We cannot control nor predict the response time of the relevant local law enforcement or other governmental agencies responsible for recovering stolen vehicles, nor that the stolen vehicles, once located, will be recovered at all. In the past, some stolen vehicles in which our AVL products were installed were not recovered and the average stolen vehicle recovery time in the markets in which we operate was 20 minutes from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered. To the extent that the relevant agencies do not effectively and timely respond to our calls and recover stolen vehicles, our recovery rates would likely diminish, which may, in turn, negatively impact customers' perception of the usefulness of our SVR services and AVL products, adversely affecting our revenues.

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

It is possible that we have or will inadvertently violate the intellectual property rights of other parties and those other parties may choose to assert infringement claims against us. If a court were to determine that our technology infringes on third parties' intellectual property, in addition to exposure to substantial damages, we could be required to expend considerable resources to modify our products, to develop non-infringing technology or to obtain licenses to permit our continued use of the technology that is the subject matter of the litigation.

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

        We are required to obtain specific licenses and approvals from various governmental authorities in order to conduct our operations. For example, our AVL products use radio frequencies that are licensed and renewed periodically from the Ministry of Communications in Israel and similar agencies worldwide. As we continue to expand into additional markets, we will be required to obtain new permits and approvals from relevant governmental authorities. Furthermore, once our AVL infrastructure is deployed and our AVL end-units are sold to subscribers, a change in radio frequencies would require us to recalibrate all of our antennas and replace or modify all end-units held by subscribers, which would be costly and may result in delays in the provision of our SVR services. In addition, some of the governmental licenses for radio frequencies that we currently use may be preempted by third parties. In Israel, our license is designated as a "joint" license, allowing the government to grant third parties a license to use the same frequencies, and in Brazil our license is designated as a "secondary", non-exclusive license, which allows the government to grant a third party a primary license to use such frequencies, which third-party use could adversely affect, disrupt or curtail our operations. Our inability to maintain necessary governmental licenses and frequency approvals, or third-party use of or interference with the same licenses or frequencies, could result in a significant increase in costs and decline in revenues.

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

We rely on Telematics Wireless Ltd. (previously owned by us) and ERM (our subsidiary) to supply us with various products and services. Each of these suppliers supply us with different type of products and services and act as single supplier of such products and services. Termination of our agreement with Telematics in respect of such products and services could adversely affect our revenues and operations.

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

 On July 19, 2015, Ituran Location and Control Ltd. (the "Company") received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv on July 13, 2015, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 77 million). Based on an opinion of its legal counsels, the Company believes that the lawsuit lacks substantiation, and that the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the suit will not be approved as a class action lawsuit are higher than it will be approved. Notwithstanding the aforesaid, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

For additional information on this lawsuit and for information concerning additional litigation proceedings, please refer to Item 8.A – "Consolidated Statements and other Financial Information" under the caption "Material Legal Proceedings" below.

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

         Currently most of our base sites in Israel, Brazil and Argentina operate without local building permits or the equivalent. Although relevant authorities in Israel, Brazil and Argentina have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli and Argentine authorities have begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites or the imposition of limitation on erection of new base stations. Should these enforcement measures be imposed upon us in Israel or Argentina, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected. In Israel we are in process of achieving compliance with the regulation of our base stations, such process can take several years.

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

Under Israeli law, we are considered a "monopoly" and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

        We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988 (the "Israeli Antitrust Law"), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli antitrust authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 24.5 million or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a "monopoly" in Israel could adversely affect our ability to grow our business in Israel.

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

         Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain, among other things, provisions that may make it more difficult to acquire our company, such as classified board provisions and certain restrictions on the members of our board pursuant to regulatory requirements of the Israeli Ministry of Communication. Furthermore, Israeli tax considerations may make potential transaction structures involving the acquisition of our company unappealing to us or to some of our shareholders. See Item 10.B. – "Memorandum and Articles of Association" - "Our Corporate Practices under the Israeli Companies Law" under the caption "Approval of Transactions under Israeli law" and Item 10.E. – "Taxation" under the caption "Israeli Tax Considerations" for additional discussion of some anti-takeover effects of Israeli law. These provisions of Israeli law and our articles of association may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company or any of our assets, which could have the effect of delaying or preventing a change in control of our company, even when the terms of such a transaction could be favorable to our shareholders.

The rights and responsibilities of our shareholders will be governed by Israeli law and may differ in some respects from the rights and responsibilities of shareholders under United States law.

         We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical US-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli corporate law has undergone extensive revisions in the recent years and, as a result, there is little case law available to assist in understanding the implications of these provisions that govern shareholders' actions, which may be interpreted to impose additional obligations on holders of our ordinary shares that are typically not imposed on shareholders of US-based corporations.

RISKS RELATED TO OUR ORDINARY SHARES AND THE ECONOMY

         Future sales of our ordinary shares could reduce the market price of our ordinary shares.

         If we or our shareholders sell substantial amounts of our ordinary shares, on the Nasdaq Global Select Market, the market price of our ordinary shares may decline.

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

         Moked Ituran Ltd., currently beneficially owns approximately 19.44% of our outstanding ordinary shares (not including treasury stock held by us).  Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling a interest in our company to a third party.  In addition, our articles of association provide for a staggered board  which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management. Another significant portion of our shares (16.44%) is beneficially owned by Vulcan Value Partners, LLC.

          U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

         If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, which we refer to as PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to our shareholders who are U.S. Holders. See Item 10.E. – "Taxation" under the caption "United States Tax Considerations" below, for more information about which shareholders may qualify as U.S. Holders. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of our ordinary shares or upon the receipt of amounts treated as "excess distributions." Under such rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder's holding period for the ordinary shares and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of shares in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. U.S. shareholders should consult with their own U.S. tax advisors with respect to the United States tax consequences of investing in our ordinary shares as well as the specific application of the "excess distribution" and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. – "Taxation" under the caption "United States Tax Considerations–Passive foreign investment company considerations".

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

         In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we publicly offered our ordinary shares in the United States. On May 25, 2016 we were delisted from Tel-Aviv Stock Exchange, and our ordinary shares are currently quoted on Nasdaq under the symbol "ITRN". The address of our principal executive office is 3 Hashikma Street, Azour 58001, Israel. Our telephone number is 972-3-557-1333. Our agent for service of process in the United States is Ituran USA Inc.1700 NW 64th ST. SUITE 100 Fort Lauderdale, Florida 33309.

In 2006 we acquired control of E.R.M. Electronic Systems Limited ("E.R.M"), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market. Since such acquisition, we have been developing our fleet management services and products, which now constitute a material portion of our operations.

In 2007, we purchased the entire issued share capital of Mapa Group from its shareholders for US$9.9 million. In addition, we invested an additional sum of approximately US$3.1 million in Mapa Group, which was used by Mapa Group to repay shareholders' loans. Mapa Group is a provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel. On December 31, 2015, Mapa Internet (one the two Mapa Group members) was sold to a company not related to us, for a total consideration of NIS 2.3million (approximately US$600,000).

In January 2008, we entered into a 10 year Frame Product and Service Purchase Agreement with Telematics, pursuant to which the Company and Telematics shall purchase from each other certain products and services as detailed in the agreement for a price and other conditions as detailed in the agreement. In addition, each of Ituran and Telematics undertook toward one another not to compete in each other's exclusive markets in the area of RF vehicle location and tracking RF technology or similar RF terrestrial location systems and technology. The agreement is for a term of 10 years, following which it shall be renewed automatically for additional consecutive 12 months periods, unless non-renewal notice is provided by one of the parties to the other. Pursuant to the agreement, each of Telematics and Ituran granted the other party a license to use certain technology in connection with the products and services purchased from each other, which license shall survive the termination or expiration of the agreement.

In 2010 we launched a new line of AVL products (IturanSave), which is based on our SMART products and tailored to be installed in medium-end vehicles, a market which was not previously targeted by us, offering our customers an affordable tracking device solution. This new line of products led to an increase in our sales since then.

In September 2015 one of the largest global road vehicles manufacturers ("Manufacturer") has signed a four year agreement (which may be extended by the manufacturer for additional 2 years) with us to offer Ituran's services in the Brazilian market. Ituran's services includes: vehicle security, personal safety, remote diagnostic, Web and App application and Concierge. The service was launched through a joint venture with Road Track, called IRT (Ituran Road Track), which is 50% owned by Ituran. The agreement has a long-term timeframe. Ituran expects some investment and expense requirements during the initial period of contract, resulting in a loss at the joint venture in an amount which is not significant to Ituran. During 2017, the joint venture expected to become profitable, making the entire project increasingly accretive to Ituran. On October 2015 the joint venture started to deliver the services for the first Car Model. The equipment for the agreement is provided by another joint venture through a subsidiary in Uruguay which is also a joint venture with Road Track, which is held 50% by Ituran, called RTI (Road Track Ituran).

On May 2016,  our subsidiary in Argentina has signed a four year  agreement with the same global automaker to offer telematics services in the Argentinian market. Ituran's services includes: vehicle security, personal safety, remote diagnostic, Web and App application and Concierge. The service will be launched through a joint venture in Argentina, called IRTA (Ituran Road Track Argentina), which is 50% owned by Ituran. The agreement has a long-term timeframe. We expect some investment and expense requirements during the initial period of contract, resulting in a loss at the joint venture in an amount which is insignificant to Ituran. During 2017, the joint venture is expected to become profitable, making the entire project increasingly accretive to Ituran.

In December 2013 we invested $1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. According to the agreement with Bringg, we have invested by January 2015 an additional amount of US$1.1 million. On July 2015 we invested another US$ 2 million, and during November 2015, additional investors which are not related to Ituran, invested in Bringg. On March 2017, another US$9.5 million investment round took place which included Coca-Cola, as well as venture capital firms, Alef and Pereg.  Following the completion of last investment round, Ituran holds 31.14% of Bringg and remains the largest shareholder in the company.

During March 2017, we made two additional investments in two Israeli start-up companies (from mobile app development and visual sectors), of about 1 million USD in total.

On February 24, we announced the launch of the DRIVE innovation center in Tel Aviv to promote the development of cutting edge Smart Mobility technology. The initiative is sponsored by leading partners in the field including Mayer Cars and Trucks, Hertz, Honda, Volvo Cars as well as Ituran. The innovation center is the first of its kind and will include a range of activities aimed at providing assistance to start-ups and entrepreneurs. The center incorporates a startup accelerator, advanced prototyping labs and a co-working space. DRIVE's partners will actively engage with the startups by providing expertise, optional investments, and prototyping development lab opportunities that may evolve into further business relations.

Capital Expenditures and Divestitures

         We had capital expenditures of $13.8 million in 2016, $18.5 million in 2015, and $15.1 million in 2014. We have financed our capital expenditures with cash generated from our operations.

         Our capital expenditures in 2016, 2015 and 2014 consisted primarily of acquisition of operational equipment for $6.2 million, $13.3 million and $11.2 million, respectively.

On December 31, 2015, Mapa Internet (one of the two Mapa Group members) was sold to a company not related to us, for a total consideration of NIS 2.3 million (approximately US$600,000).  For additional information concerning the sale of Mapa Internet, see Item 4.A- " History and Development of the Company" under the caption "Our history". Except the sale of Mapa Internet, we didn't have any material capital divestitures during the last three fiscal years and until the date of this report.

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

Location-Based Services

         In 2016, 71% of our revenues were attributable to our location-based services. As of December 31, 2016, we primarily provided our services in Israel, Brazil, Argentina and the United States to approximately 443,000 , 398,000, 159,000 and 57,000 subscribers, respectively.

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

 Fleet management services

         Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2016, we provided our services to approximately 159,000 end-users through 32,000 corporate customers in Israel, Brazil, Argentina and the United States.  We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.  By the date of this report, we have a total of 8,000 end users which are spread in various countries (except Israel, Brazil, US and Argentina).

Value-added services

         The personal locator services that we offer allow customers to protect valuable merchandise and equipment. We currently provide personal locator services in Israel, Brazil and Argentina and, as of December 31, 2016, we have few thousands subscribers to this service. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We offer our concierge services to many of our subscribers in Israel, Argentina and Brazil.

Connect- at the end of 2016, we launched a new connected car service, based on the Android platform which provides access to Android market applications (such as WAZE) and to various services from information derived from the car systems and remote communications with the car service provider and/or manufacturer via the special manufacturer interface. Such services include information on car service history, information on some car systems, distance communication with the car service provider in order to detect malfunctions, and to provide pre-emptive car, treatment booking service appointments, and additional related operational, and marketing services, as well as information analysis.

Wireless Communications Products

        In 2016, 29% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL.

        Our AVL products enable the location and tracking of vehicles, as well as assets and persons, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating equipment and merchandise will use our SMART products. As part of our expansion into additional markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited ("ERM"), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market. Subscribers to our fleet management services use E.R.M hardware and our proprietary software.

Industry Overview

        While we believe that the statistical data, industry data forecasts and market research discussed below are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.

(a) Location-based services

Stolen vehicle recovery

        The demand for vehicle security products and services is driven by vehicle theft rates, increasing security awareness among customers and insurance companies' efforts to reduce incidents of loss. In some of our markets, demand for SVR services has been enhanced by incidents of carjacking and car-related kidnappings that have increased consumers' perceived crime risk. Additionally, theft of trucks carrying valuable or hazardous cargo (e.g., microchips and chemicals) represents a threat to commercial, industrial, public and personal safety and security.
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

Fleet management

        The market for fleet management services ranges from very large fleets of thousands of vehicles to very small fleets of five vehicles or less, with smaller fleets constituting a significant portion of the market given the large number of companies that maintain a fleet today. Fleet management services allow fleet operators and individuals to locate, monitor and communicate with their vehicles and employees in the field in real time. This helps them to better track loads, predict arrival times, schedule customer appointments, reduce fuel usage and manage vehicles' maintenance schedules. By increasing efficiency and reducing costs, fleet management can provide a quantifiable return on investment for fleet operators, as well as improve customer satisfaction. In addition, fleet management services can enhance driver security and can notify the fleet operator if a vehicle leaves a prescribed geographic region, reducing theft-related liabilities.

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

■
Network-based cellular systems utilize signals between the wireless device and the cellular operator's network of land-based antennas in order to triangulate the location of the relevant device. These systems require two-way communication between the device and antennas and, therefore, both a transmitter and receiver need to be installed in the vehicle.

■
RF-based homing systems utilize direction-finding technology based on a tracking signal transmitted by the end-unit in the vehicle, which is activated by a unique radio signal from the tracking unit once the vehicle is reported stolen.

Our Services and Products

Location-based services

Stolen vehicle recovery

        Our stolen vehicle recovery system is based on three main components: an AVL end-unit that is installed in the vehicle, a network of base stations and a 24-hour manned control center. Once the control center receives indication of an unauthorized entry into a vehicle equipped with our AVL end-unit, our operators decide whether it is a false alarm or an actual unauthorized entry. If it is determined to be an unauthorized entry, or if a notification of the vehicle's theft is received directly from the vehicle operator, our operators transmit a signal that activates the transmitter installed in the vehicle. We then pinpoint the location of the transmitter with terrestrial network triangulation technology or GPRS technology and notify the relevant law enforcement agency. In Israel, Brazil and Argentina, we also maintain private enforcement units, which work together with local police to recover the vehicle. In addition, we have the capability to immobilize vehicles remotely from our control centers.

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

Connect: towards the end of 2017, we have launched a new service called, "Connect" . For additional information on the new service, see Item 4.B. – " Information on the Company " - "Business Overview" under the caption "Location-Based Services"

Wireless communications products

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
Fleet Management
Value-added services Asset protection to Auto Lenders

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 443,000 subscribers as of December 31, 2016. We maintain 103 base stations in Israel, which provide complete coverage within the country. We also operate throughout Israel in providing fleet management services through GPS/GPRS based products and services.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 398,000 subscribers as of December 31, 2016. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro, where we maintain 140 base stations; however we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002 and we had approximately159,000 subscribers as of December 31, 2016. We currently provide RF based products and services only in the metropolitan area of Buenos Aires, where we maintain 43 base sites; however, we also operate throughout Argentina in providing GPS/GPRS based products and services for fleet management.

■
United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States. As of December 31, 2016, we had approximately 57,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

        We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In, 2014, 2015 and 2016 no single customer or group of related customers comprised more than 10% of our total annual revenues.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2016, our selling and marketing team consisted of 103 employees.

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

        In Israel, Brazil and Argentina, we focus our marketing efforts on insurance companies and private customers; while in Brazil, our primary focus has shifted to the retail market during recent years. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2016, we had a total of approximately 1,057,000 subscribers for our services.

Fleet management

        Vehicle fleet management systems are primarily marketed through vehicle fleets' departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services, and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2016, we provided our services to approximately 159,000 end users through 32,000 corporate customers and individuals in Israel, Brazil, Argentina and the United States. We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.  By the date of this report, we have a total of 8,000 end users which are spread in various countries (except Israel, Brazil, US and Argentina).

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

■
United States. In the United States, there are several major companies offering various theft protection and recovery products that compete with our product and service offerings including LoJack Corporation which was recently purchased by Clamp , OnStar Corporation, Spireon (which also includes SysLocate and GoldStar), PassTime, Guide Point, Sky Patrol, Sky Guard, I-Metrik SVR and Position Plus. We believe that we are a leading provider of location-based services in Israel, as we are deemed a monopoly in this field; however, we are unable to provide specific market share information in the markets of our operations for various reasons, including the broad range of services and products that compete in these markets, the non-existence of trade publications with respect to the products and services we offer in such markets and the lack of meaningful or accurate market research or data available to us.

Fleet Management

        The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in Israel are Pointer, ISR, Traffilog and Skylock; our major competitors in the United States are GPS Insight, Trimble, , Street Eagle, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime and Spireon, GPS Insight as well as Network Fleet, GeoTab and FleetMatics which were purchased recently by Verizon Wireless; our major competitors in Brazil are Sascar, Zatix and AutoTrack; and our major competitors in Argentina are LoJack Corporation, Megatrans SA., G4S, Sitrac S.A., American Tracer, Ubicar S.A., Sky Cop and Prosegur.

 (B) Wireless communications products

        Our AVL system for automatic vehicle location is based on terrestrial network triangulation technology and primarily competes with companies that use one of three main technologies: GPS/GPRS (in combination with wireless communication), network-based cellular communication and radio frequency-based homing.

        Although AVL products based on GPS, network-based cellular and homing technologies do not require the construction of a separate infrastructure of base stations as with terrestrial network triangulation systems such as ours, such solutions have certain drawbacks. GPS receivers require line of sight to at least three satellites, which reduces their effectiveness in areas where the satellite signals are subject to interference and "noise" (such as urban areas, buildings or parking garages, forests and other enclosed or underground spaces). GPS and network-based cellular systems are also prone to jamming since the tracking signal receivers are located in the vehicle and can be easily tampered with. In addition, the satellites utilized by GPS devices are managed by the United States Department of Defense and can be subject to forced temporary outages. The main disadvantage of homing systems is that they provide only the general direction and not the precise location of the end-unit. In addition, homing systems require that the vehicle be reported stolen before the tracking signal can be activated, which may result in a delay between vehicle theft and recovery.

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

Manufacturing Operations and Suppliers

        Our wireless communications products are manufactured and assembled by a limited number of manufacturers in Israel (including our subsidiary E.R.M). We engage with our manufacturers on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients. Other than our dependency on Telematics, as described in Item 3,D, "Risk Factors" above, we do not depend on a single manufacturer for the production of our products. Our main manufacturers and assemblers are Telematics and E.R.M Electronic Systems Limited (our subsidiary). For further details of our agreement with Telematics concerning the supply of products and services see Item 4.A – History and Development of our Company under the caption "Our History" above.

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

        Our stolen vehicle recovery system is based on three main components: (i) an AVL end-unit that is installed in the vehicle, (ii) (for RF technology based AVL units) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by third parties and are currently licensed to us and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the AVL system, certain components of which were developed by third parties and licensed to us. For details concerning the non-exclusive license granted by Telematics to us in respect of the RF technology incorporated in some of our products, please refer to Item 4.A. – History and Development of our Company under the caption "Our History" above.

        "Ituran"and "Mr. Big" and the related logos are our trademarks, which have been registered in Israel. "Mapa" trademark and its related logos where sold as part of the sale of Mapa Internet to an unrelated party to us. For additional information concerning the sale of Mapa Internet , see Item 4.A- " History and Development of the Company" under the caption "Our history".   This report also refers to brand names, trademarks, service marks and trade names of other companies and organizations, each of which is the property of its respective holder.

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

        Our frequency licenses in all of the locations where we operate are "secondary" or "joint", which means that the government may grant another person or persons, typically a cellular operator, a primary license to the same frequencies and, to the extent our operations interfere with the operations of the other person, we would have to modify our operations to accommodate the joint use of the frequencies. All of these licenses are also subject to revocation, alteration or limitation by the respective authority granting them. While any events that would cause us to change frequencies or to modify our operations could have a material adverse effect on us, we do not believe that this is a likely event in any of the locations where we provide our SVR services.

        Our frequency license in Israel was renewed for a term of five (5) years until July 31, 2017. The Company will apply for license renewal in the next few month. Our frequency licenses in Brazil expire in 2019 and we are working on renewal of this license. Except in Brazil, where a request for a new license may have to be filed upon expiration of the license in 2019, we have options to extend all of our frequency licenses for periods ranging from three- to ten-years. In Argentina, the SECOM (Secretary of Communication), on July 15, 1999, granted us a license to provide services and the authorization to use frequencies. These authorizations do not have any expired date.

        On December 9, 2016, we were informed that one of the cellular providers in Argentina, which shares some of our frequencies, intends to implement on them 4G cellular service.  Such service may cause Interference that may impede the provision of our SVR service in Argentina. We are negotiating with ENACOM to define new frequency which we will migrate into. Subject to the applicable laws, and ENACOM decision, the migration process may take few years, and will be determined by ENACOM.

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

We are continuously in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued only 15 of these permits (13 of them have expired). With respect to the general permit from Israel's Land Administration, in 2005 we entered into an agreement with the Israel's Land Administration, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2010. In the event that the Israel Land Administration claims consideration for the erection of the base sites without a permit, we may be subject to penalties and payment of annual consideration for the years of use of those base sites.

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

We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the provision of systems for the location of vehicles in Israel. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. For instance, a monopoly is prohibited from engaging in predatory pricing and providing loyalty discounts, which prohibitions do not apply to other companies. The law empowers the Commissioner of Restrictive Trade Practices to instruct a monopoly abusing its market power to perform certain acts or to refrain from taking certain acts in order to prevent the abuse. Additionally, any declaration by the Israeli antitrust authority that a monopoly has abused its position in the market may serve in any suit in which it is claimed that such a monopoly engages in anti-competitive conduct, as prima facie evidence that it has engaged in anti-competitive behavior. Our declaration as a monopoly in the market of "provision of systems for the location of vehicles in Israel" was not accompanied with any instructions or special restrictions beyond the provisions of the Restrictive Trade Practices Law. Although we may be ordered to take or refrain from taking certain actions, to date we have not been subject to such restrictions.

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

List of Significant Subsidiaries
Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest
Ituran USA Holdings Inc.	USA	100%
Ituran USA Inc.	USA	88.5	%*
Ituran de Argentina S.A.	Argentina	100%
Ituran Sistemas de Monitoramento Ltda.	Brazil	98	%**
Ituran Instalacoes Ltda.	Brazil	98%
Teleran Holding Ltda.	Brazil	99.99	%***
Ituran servicos Ltda.	Brazil	98%
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Mapping & Publishing Ltd.	Israel	100%

* 88.5% of the shares are held by Ituran U.S.A. Holding Inc., which is our wholly owned subsidiary; and the remaining shares are held by employees of Ituran USA Inc.
** 98% of the shares are held by Teleran Holding Ltda; and the remaining shares held by a third party.

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

        In 2016 we leased an aggregate of approximately 55,126 square feet of office space in Azour and Holon, Israel. In 2016, the annual lease payments for these facilities were approximately $763,000. The initial term of the primary lease (in Azour) expired on March 31, 2013; and we renewed the lease until 2020. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

In Buenos Aires, Argentina, we lease approximately 8,793 square feet of office space for approximately $ 71,100 annually, approximately 720 square feet for our control center for approximately $ 5,600 annually, approximately 5,253 square feet for our installation center for approximately $ 58,900 annually, approximately 2,121 square feet for our warehouse for approximately $21,900 annually, and approximately 862 square feet for our third warehouse for approximately $ 3,700 annually.

We lease approximately 11,060 square feet for our offices and control center in Florida for a monthly rate of $ 11,579 USD for a period of 60 months commencing March 24, 2016 and ending March 23, 2021, subject to a 3% annual increase per year starting April 1, 2017.

In 2016, we leased approximately 1,379 Sq. m (14,843 square feet) of office space, stores and warehouse in Brazil for approximately $133,000 annually. The lease agreements will expire and will have to be renewed on August 21, 2020, February 1, 2021 and March 31, 2019.

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

Outlook

We have historically experienced significant growth in the markets in which we provide our location-based services. These markets are generally characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft, and hence the Brazilian market continues to represent growth potential for our location-based services. The growth in subscribers within our location-based services segment also has a direct impact on the sale or lease of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber's vehicle. In Israel, in recent years the market experience an increased car sales which positively affect our sales as compared with previous years.

        As of December 31, 2016, we had approximately 398,000 subscribers in Brazil. We estimate that the total addressable market in Brazil several million vehicles, and therefore we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

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

Our services and products, including our line of AVL products, which is based on our SMART and GPRS products and tailored for vehicles which are considered medium to high end vehicles, have contributed to an increase in our customer base and sales in Israel, and we expect it to continue to contribute to such increase. In addition, our new product IturanSave facilitate our entry to new market segments  in Israel intended for the medium sector, which may continue to serve as the base for our ongoing growth in the Israeli market. We continue to make significant investments in our fleet management products and our value added services, and we expect such investments will assist us in our long term growth.

Please refer to Item 3.D. – Risk Factors above in respect of factors that could negatively impact our business.

Geographical breakdown

Location-based services' subscriber base

The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2016	2015	2014
Israel	443,000	381,000	340,000
Brazil	398,000	368,000	298,000
Argentina	159,000	169,000	158,000
United States	57,000	30,000	21,000

Total(1)	1,057,000	948,000	817,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2016		2015		2014
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products
Israel	59	42.2	54.4	34.2	56	33.5
Brazil	67.8	3.2	56.1	2.3	63.6	2.9
Argentina	14.0	0.8	15.9	1.4	12.5	1.3
United States	1.1	7.6	1.3	6.5	1.6	6
Others	--	3.8	--	3.5	--	4.7
Total(1)	141.9	57.6	127.7	47.9	133.7	48.4

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

Financing expenses (income), net

Financing expenses (income), net, include, inter alia, short- and long-term interest expenses (income), financial commissions, and gains and losses from currency fluctuations from the conversion of monetary balance sheet items denominated in currencies other than the functional currency of each entity in the group, gains in respect of marketable securities and interest related tax positions.

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

3.
Amounts earned by our Brazilian subsidiary for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third party insurance company, are recognized ratably on a straight-line basis over the subscription period, since the amount allocated to the company, is contingent upon the delivery of the SVR services. As the insurance company is the primary obligor of the insurance component, the company recognizes only the net amounts as revenues, after deduction of amounts related to the insurance component.

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

We recognize interest as interest expenses (among financing expenses) and penalties, if any, related to unrecognized tax benefits in our provision for income tax.

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

 Our material legal proceedings are fully described in Item 8.A. – "Consolidated Statements and other Financial Information" under the caption "Material Legal Proceedings" below.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
	%
Consolidated statements of operations data:	2016	2015	2014
Revenues:
Location based services	71.1	72.7	73.4
Wireless communications products	28.9	27.3	26.6

Total Revenues	100	100	100
Cost of Revenues:
Location based services	24.5	26.7	25.7
Wireless communication products	24.4	22.1	21

Total cost of revenues	48.9	48.8	46.7

Gross profit	51.1	51.2	53.3
Operating Expenses:
Research and development expenses	1.4	1.4	1.4
Selling and marketing Expenses	5.0	5.3	5.1
General and administrative expenses, net	20.2	21.5	21.2
Other expenses (income), net	0.4	(0.1)	0.4

Total operating expenses	27.0	28.1	28.1
Operating Income	24.1	23.1	25.2
Financing income, net	1.0	0.7	0.9

Income before income tax	25.1	23.8	26.1
Income tax	(7.5)	(7.3)	(7.8)
Share in losses of affiliated companies, net	(0.2)	(1.4)	(0.2)

Net income for the year	17.4	15.1	18.1
Less: net income attributable to non-controlling interests	(1.3)	(0.9)	(1.4)

Net income attributable to company stockholders	16.1	14.2	16.7

Analysis of our Operation Results for the Year ended December 31, 2016 as compared to the Year ended December 31, 2015

Revenues

Total revenues increased from $ 175.6 million in 2015 to $199.6 million in 2016, or 13.6%. This increase consisted of an increase of $14.3 million from subscription fees from our location-based services and an increase of $9.7 million from sales of our wireless communications products.

Location-based services segment

Revenues in our location-based services segment increased by $14.3 million from $127.6 million in 2015 to $141.9 million in 2016, or 11.2%, due to an increase in the average annual number of subscribers from 881,000 in 2015 to 1,008,000 in 2016; however, this increase was offset by the negative impact of exchange rate fluctuations in the amount of approximately $11.4 million. If the negative impact of the exchange rate fluctuations was not accounted, our revenues would increase by $25.7 million or 20.1%.

Wireless communications products segment

Revenues in our wireless communications products segment increased from $47.9million in 2015 to $57.6 million in 2016, or 20.3%. This increase of $9.7 million is primarily due to an increase in our products' sales, mainly in Israel, in 2016 the negative effect of exchange rates fluctuation in our revenues from product sales was minor in an amount of $0.1 million.

Cost of revenues

Total cost of revenues increased from $85.7 million in 2015   to $97.5 million in 2016, or 13.8%. This increase consisted of an increase of $ 2.1 million in the location based services segment and  an increase of  $9.7 million in  the wireless communication product segment . As a percentage of total revenues, cost of revenues increased from 48.8% in 2015 to 48.9% in 2016.

Location-based services segment

Cost of revenues for our location-based services segment increased from $46.8million in 2015 to $48.9 million in 2016, or 4.5%. This increase was primarily the result of an increase in salary expenses of approximately $2.6 million, and depreciation expenses of $1.1 million and increase in other various expenses such as enforcement and installation fees etc. in total of approximately $3.5 million, which was offset by effect of exchange rates fluctuations in an amount of approximately $5.2 million. As a percentage of total revenues for this segment, cost of revenues decreased from 36.7% in 2015 to 34.5% in 2016.

Wireless communications products segment

Cost of revenues for our wireless communications products segment in 2016 increased from $38.9 million in 2015 to $48.6 million in 2016, or 24.9%. This increase was mainly due to the increase in our products' sales. As a percentage of total revenues for this segment, cost of revenues increased from 81.2% in 2015 to 84.4% in 2016,  mainly due to a change in the products sales mixture.

Operating expenses

Research and development

Our research and development expenses in 2016 increased from $2.4million in 2015 to $2.9 million in 2016. As a percentage of total revenues, research and development expenses increased slightly from 1.4% to 1.5%

Selling and marketing

Our selling and marketing expenses increased from $9.3 million in 2015 to $10.1 million in 2016, or 8.6%.  As a percentage of total revenues, selling and marketing expenses decreased from 5.3 % in 2015 to 5% in 2016.

General and administrative

General and administrative expenses increased from $37.8 million in 2015 to $40.2 million in 2016, or 6.3%. This increase was primarily due to an increase in salary expenses in the amount of $2.6 million, in allowance for doubtful accounts in amount of $0.9 million, in legal and professional services in amount of $0.5 million and in other net various expenses in amount of $0.4 million, which was offset by the effect of exchange rates fluctuation in amount of $2 million . As a percentage of total revenues, general and administrative expenses increased from 21.5 % in 2015 to 20.2% in 2016.

Other expenses (income), net

Other expenses (income) increased from $0.3 million income in 2015 to $0.8 million expenses in 2016, primarily due to a $1.2 million expense related to prior years expences in Ituran Brazil.

Operating income

Total operating income increased from $40.6 million in 2015 to $48 million in 2016, or 18.2%. This increase of approximately $7.4 million reflects an increase of $7.4 million in the operating income in the location-based segment and unchanged in the operating income in the wireless communication products segment.

Location-based services segment

Operating income in our location-based services segment increased from $38.3 million in 2015 to $45.7 million in 2016, or 19.3%. This increase was mainly attributed to a higher rate of increase in revenues from subscription fees as compared to the rate of increase of this segment's operating expenses during the period.

Wireless communications products segment

Operating income in our wireless communications products segment remained stable, in 2015 and 2016 at operating income of $ 2.3million.

Financing income, net

Financing income, net, increased from $1.2 million in 2015 to $2.1million in 2016. This increased was mainly due to an increase in interest from deposits.

Income Tax

Income Tax increased from $12.8 million in 2015 to $14.9 million in 2016, or 16.4%. As a percentage of income before tax on income expense tax decreased from 30.7 % in 2015 to 29.7% in 2016 primarily due to a change in the income before tax mix among the group's companies.

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

Cost of revenues

Total cost of revenues increased from $85 million in 2014 to $85.7 million in 2015, or 0.8%. This increase consisted of an increase of $0.8 million in the product segment while the location based services segment decreased slightly. As a percentage of total revenues, cost of revenues increased from 46.7% in 2014 to 48.8% in 2015.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2014, 2015 and 2016, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2014, 2015 and 2016, we derived approximately 10%,9% and 9.1% of our revenues in dollars, 46%, 48% and 47.9% in NIS, 36.5%, 33% and 35.6% in Brazilian Reals and 7.6% ,10% and 7.4% in Argentine Pesos, respectively. In fiscal years 2014, 2015 and 2016, , 14.8%,17% and 14.9% of our expenses were incurred in dollars, 46.7%,46% and 51.4% in NIS, 30.8%,27% and 27% in Brazilian Reals and 7.7%,10% and 6.7% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2016, accumulated other comprehensive income increased by 5.6 million as compared to the year 2015. In 2015, accumulated other comprehensive income decreased by $14.7 million as compared to the year 2014. In 2014, accumulated other comprehensive income decreased by $13.4 million as compared to the year 2013.

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

	Year Ended December 31,
	2014		2015		2016
	Actual	At 2013 exchange rates(1)	Actual	At 2014 exchange rates(1)	Actual	At 2015 exchange rates(1
	(In thousands US$)

Revenues	182,127	193,977	175,628	209,186	199,574	211,098
Gross profit	97,133	103,871	89,881	107,375	102,031	108,297
Operating income	45,870	49,437	40,647	50,749	47,998	52,131

(1) Non GAAP, based on average exchange rates during the period.

From time to time and in order to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, "Derivatives and Hedging", the results of which are reflected in our income statements as revenues or cost of revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate.

B.  LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily from cash generated from operations. In 2014, 2015 and 2016, we had $40.8 million, $29.1 million and $31.5 million in cash and marketable securities and $56.9 million, $50.1 million and $59,1 million in working capital, respectively. We hold our cash and cash equivalents in US dollars or the local currency of their location.

In 2016, 2015 and 2014 we did not have any long term borrowings from banks; and in 2014, 2015 and 2016, we also had $0.5million, $0.5 million and $0.8 million respectively, available to us under existing lines of credit.  In 2014, 2015 and in 2016, we have not utilized our lines of credit.

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

We had long-term liabilities in 2014, 2015 and 2016 of $10.2 million, $10.6 million and $11.8 million, respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month's salary, equal to the applicable monthly salary at the time of such employee's retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $6.6 million, $7.2 million and $7.9 million in 2014, 2015 and 2016 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

  In Argentina, since the end of 2012, there are several government regulations applied to foreign trade that affects the Company operation. The regulations been somewhat relaxed by the new president, since the end of 2015.

  The global scheme is an effort of the government to stop or reduce the needs of foreign currency sending outside the country by people and corporations.

The regulations are:

1.	Foreign Exchange Market:

a.	Since December 10, 2015, the dollar and other currencies float free. At present any citizen or company is authorized to purchase foreign currency without limits.

b.	The Dollar Exchange Rate has increased during 2016 from $ 13 pesos per US$ to 15,85 at the end of 2016.

c.	Exchange rate variations apply to all transactions in foreign currency at the price of the day (Collections and payments abroad, purchase of foreign exchange, etc.).

2.	Importation:

a.
The Importing Authorization System (DJAI) was replaced by a new Information System called SIMI. The main difference is that any good can be imported freely without the requirement of prior government authorization.

b.	The importation of Services and their payment is also unregulated.

c.	Both type of imports (goods and services) request previous registration and compliance with Transferring Prices and Tax regulations.

3.	Dividends:

a.	Paying abroad dividends to shareholders became available.

b.
Since July 2016, the additional rate of 10% Income Tax applied on dividends payments is abolished and the dividend payments are income tax free (up to the limit of the net profit after the company has paid it´s 35% Income Tax).

As of November 16, 2009, our dividend policy provided for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. According to the adopted dividend policy and Israeli law, an annual dividend will only be declared and paid if, in the discretion of our Board of Directors, there is no reasonable foreseeable concern that the distribution will prevent us from being able to meet the terms of our existing and contingent liabilities, as and when due, all based on our needs as will be determined from time to time and subject to the provisions of the Israeli laws concerning lawful distribution of dividends.  On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year.

Following the revision of our dividend policy in 2012, we declared and paid regularly quarterly dividends.  On 2016 we declared and paid such dividends as follows:

 On February 24, 2016 we declared a quarterly dividend in the amount of NIS 25.4 million or $6.5 million, which was paid (net of taxes at the rate of 25%) on April 6, 2016, with respect to the fourth quarter of 2015. On May 23, 2016 we declared a quarterly dividend in the amount of $3.6 million, which was paid (net of taxes at the rate of 25%)  on June 22, 2016, with respect to the first quarter of 2016. On August 11, 2016 we declared a quarterly dividend in the amount of $3.8 million, which was paid (net of taxes at the rate of 25%)  on October 6, 2016, with respect to the second quarter of 2016. On November 15, 2016 we declared a quarterly dividend in the amount of $4.1 million, which was paid (net of taxes at the rate of 25%)  on January 10, 2017, with respect to the third quarter of 2016. On February 27, 2017 we declared a quarterly dividend in the amount of $8.5 million, which was paid (net of taxes at the rate of 25%) on April 5, 2017, with respect to the fourth quarter of 2016.

 On February 26, 2017 we have revised our dividend policy, which will come in force starting from 2017, that our dividends will be declared and distributed on a quarterly basis in an amount of at least of 5 million USD subject to the provisions of the Israeli laws concerning lawful distribution of dividends.

Until the date of this report, we have repurchased 2,507,314 of our shares.

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2016	2015	2014
	(In thousands)
Net cash provided by operating activities	41,472	35,914	37,731
Net cash used in investing activities	(19,860)	(25,706)	(13,244)
Net cash used in financing activities	(18,234)	(18,659)	(22,426)
Effect of exchange rate changes on cash and cash equivalents	693	(2,951)	(5,340)
Net increase (decrease) in cash and cash equivalents	4,071	(11,402)	(3,279)

Years ended December 31, 2016, December 31, 2015 and December 31, 2014

Net cash provided by operating activities

Our operating activities provided cash of $37.7 million in 2014, $35.9 million in 2015 and $41.5 million in 2016.

The increase of approximately $5.6 million in cash from operating activities in 2016 as opposed to 2015 was due primarily to:

-
An increase in the net income for the year, excluding: depreciation, amortization and impairment of goodwill, gain from sale of subsidiary, gain from marketable securities and   increase in liabilities for employee rights upon retirement in an amount of approximately $9.6 million.

 as offset by:

-	A decrease in share in losses of affiliated companies in an amount of $2 million.

-	A decrease in deferred income taxes in amount of $1 million

-	A decrease in changes in current assets and liabilities, net in an amount of $1 million.

The decrease of approximately $1.8 million in cash from operating activities in 2015 as opposed to 2014 was due primarily to:

-	An increase in other current and non-current assets in amount of $3.9 million

-	An increase of equity loss in amount of $2 million.

-	An increase in other current and non-current liabilities in amount of $3 million

-	An increase in accounts receivables in amount of $2 million.

 as offset by:

-	A decrease in the net income for the year, excluding depreciation, amortization and impairment of goodwill and excluding a gain from sale a subsidiary in an amount of approximately $7.5 million.

-	A decrease in the outstanding inventory in amount of $1.4 million.

-	An increase in accounts payable of $2.1 million.

-	An increase in liability for employee rights upon retirement in amount of $0.9 million.

-	A decrease in deferred revenues in amount of $0.9 million.

Net cash used in investing activities

Net cash used in investing activities in 2016 in an amount of approximately $19.9 million, includes mainly capital expenditures in the amount of $13.6 million, and investment in affiliated companies, net in the amount of $ 7.4  million which was offset by proceed from sale of marketable securities, net in amount of $1.5 million.

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

Net cash used in financing activities

Net cash used in financing activities in 2016 in an amount of approximately $18.2 million consisted primarily of a cash dividend payment in an amount of $17.1 million and a cash dividend payment in an amount of approximately $1 million paid by our subsidiary to the non-controlling interests.

Net cash used in financing activities in 2015 in an amount of approximately $18.7million consisted primarily of a cash dividend payment in an amount of $17.6million and a cash dividend payment in an amount of approximately $1.2million paid by our subsidiary to the non-controlling interests.

Net cash used in financing activities in 2014 in an amount of approximately $22.4million consisted primarily of a cash dividend payment in an amount of $19.3million and a cash dividend payment in an amount of approximately $2.6million paid by our subsidiary to the non-controlling interests.

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

Expenditures for research and development activities undertaken by us were approximately $2.9 million in 2016, $2.4 million in 2015 and $2.5million in 2014.

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

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2016:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)
Operating leases	7,657	2,421	2,971	1,014	1,251
Long-term loans	-	-	-	-	-
Purchase Obligations	15,559	9,559	6,000	-	-
Total	23,216	11,980	8,971	1,014	1,251

G.  SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position
Izzy Sheratzky	70	President and director
Yehuda Kahane	72	Director
Ze'ev Koren	71	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	64	Director
Eyal Sheratzky	48	Co-Chief Executive Officer and Director
Nir Sheratzky	45	Co-Chief Executive Officer and Director
Gil Sheratzky	39	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	43	Director and an independent director
Yigal Shani	72	Director
Israel Baron(1)(2)(3) +	63	External Director
Gidon Kotler(1)(2)(3)	76	External Director
Tal Sheratzky- Jaffa	39	Director and an independent director
Ami Saranga	53	Deputy Chief Executive Officer
Eli Kamer	50	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	51	General Counsel
Udi Mizrahi	45	VP Finance

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

Yehuda Kahane is a co-founder of our company and has served on our board since 1995. Professor Kahane is an entrepreneur in both the academic and business arenas. He received the highest international insurance award for his lasting contribution to the theory, practice and education in insurance and risk management.  He founded and chairs the YKCenter for Preparing for the New Economy. Professor Kahane is a Professor Emeritus from the Faculty of Management, Tel Aviv University where he headed the Institute for Business and the Environment. He taught at many business schools around the world, including the Wharton School, the University of Texas, the University of Toronto and the University of Florida, and has founded and served as the first Dean of the Israeli Academic School of Insurance. Professor Kahane is a major owner of Pango Parking and of Capital Point Ltd., and is active in the formation, seed investment and management of start-up companies and technological incubators, unrelated to our company. He is involved in a large number of not-for-profit enterprises dealing with a variety of aspects of the new Economy, with the association for the visually impaired people, and is a honorary member of the Israel-Brazil chamber of Commerce. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem. He specializes in insurance, risk management, environmental issues and technological forecasting. He is the father of Yoav Kahane.

  Zeev Koren has served as a director of our company since 2006 and since 2011 serves as the Chairman of the Board of Directors of the Company. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in a senior capacity in companies in the fields of international forwarding and medical services. During the past nine years he has also served as the general manager of a Provident Management Company. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

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

Yoav Kahane has served as director of our company since 1998. Mr. Kahane is serving as the Chief Executive Officer of Spot-On Therapeutics Ltd., a startup company that develops a non-invasive brain stimulation technology for the treatment of dizziness and Imbalance. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.

 Yigal Shani has served as a director of our company since its acquisition from Tadiran in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998) Ltd. together with Efraim Sheratzky, which provides insurance services to our company. Mr. Shani, has resigned on March 13, 2014 in order to allow compliance with the provisions of the Israeli Companies Law, which require that the board of directors to include at least one female and was reappointed on February 9, 2015 to replace Mr. Avner Kurz, as a Class B Director.

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board's committees. Mr. Baron serves as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel.  Israel Baron was reelected on December 15, 2014 for additional 3-year term to serve as external director.

Gidon Kotler is an external director of our company.  He is serving since April 30, 2014 and was reelected for additional three years' term on December 28, 2016. Prior to his retirement to pension on 2016, Mr. Kotler has been serving as the assets manager of Strauss-Group Ltd., one of Israel's largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center's management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010.

Ms. Tal Sheratzky -Jaffa was re-appointed as a member of the board, and serves as a Class A director on December 28, 2016. Ms. Sheratzky-Jaffa is a partner at the High Tech and Venture Capital Department of the law firm Amit, Pollak, Matalon and Co.(APM), specializing in the fields of mergers and acquisitions, venture capital and private equity investments, fund formation, high-tech and corporate governance. Prior to joining APM, Ms. Sheratzky-Jaffa was an associate at the New York offices of the international law firm Akin Gump Strauss Hauer & Feld. Ms. Sheratzky-Jaffa holds LL.B and B.A degrees in Economics from Haifa University and LL.M degree from Columbia University (New York) and is a member of the Israeli Bar Association and the New York State Bar. Ms. Sheratzky-Jaffa is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the daughter of Efraim Sheratzky.

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

Our articles of association provide for staggered three-year terms for all of our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Nir Sheratzky, Yigal Shani  and Yehuda Kahane (class B), who were re-elected on December 13, 2014; Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 24, 2015; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa  and Yoav Kahane (class A), who were re-elected on December 28, 2016. This classification of the board of directors may delay or prevent a change of control of our company.

On December 28, 2016, an extraordinary shareholders meeting approved the extension of the term of Mr. Gidon Kotler, our external director, for additional three years (beginning April 30, 2017).

Shareholders Agreement and Articles of Association of Moked Ituran Ltd..

On May 18, 1998, a shareholders agreement was entered into between Moked Ituran Ltd. and each of its shareholders, Moked Services, Information, Management and Investments Ltd. (38%), F.K. Generators and Equipment Ltd. (26%), Yehuda Kahane Ltd. (26%), Gideon Ezra, Ltd. (2.5%), T.S.D. Holdings Ltd. (3.75%) and G.N.S. Holdings Ltd. (3.75%). On May 18, 1998, Moked's articles of association were amended to incorporate some of the provisions of the shareholders agreement as well as other provisions governing the relationship of its shareholders. The Moked articles were amended again on September 6, 2005 to correspond to an amendment to the shareholders agreement that was entered into on such date. On September 17,  2014, F.K. Generators and Equipment Ltd rights and obligations in the shareholders agreement were terminated following the execution of their right to sell their portion in our shares as was defined in the terms of the second amendment of Moked shareholder agreement.

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

 The shareholders agreement (as amended) and Moked's amended articles of association provide as follows:

■	Prior to the time a shareholders meeting of our company takes place, a separate meeting of the shareholders of Moked will be convened.

■	At the Moked shareholders meeting, all matters included in our meeting's agenda will be discussed and voted on.

■
The required quorum in the Moked meeting will be any number of shareholders actually present. The resolutions will be adopted by a majority of the votes present and voting, based on the relative shareholdings in Moked, with the exception of Moked Services, Information, Management and Investments, which is entitled to 41.5% of the voting rights..

■
With respect to director elections, every Moked shareholder holding at least 3.5% of Moked's shares is entitled to designate one director in our annual shareholders meeting. Each Moked shareholder holding over 10% of Moked's shares may nominate an additional director for every additional 10% of Moked shares held by him or her in excess of the initial 10%. For the purpose of nominating additional directors, shareholdings may be aggregated.

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

■
Moked's shareholders have a right of first refusal on any sale of our shares by Moked. This right does not apply to open market sales by Moked of up to 2% of the issued share capital of our company in any given calendar year.

■
According to Moked's articles of association, each of the shareholders of Moked may direct Moked to dispose of a portion of Moked's holdings in our company that corresponds to such shareholders' proportional holdings in Moked and to distribute the proceeds of such disposition to such directing shareholders.

This shareholders agreement is in effect only for as long as Moked holds at least 15% of our issued and outstanding share capital.

B.  COMPENSATION

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2016 was approximately $214,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item  6.C - Board Practices  under the caption "External directors" below. Our audit committee and board of directors approved compensation for Mr. Ze'ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2016, we paid the sum of NIS381,000 (approximately $99,000) to our external directors, NIS200,000 (approximately $52,000) to Mr. Ze'ev Koren, NIS144,000 (approximately $38,000) to Mr. Yoav Kahane, NIS 98,000 (approximately $ 28,000) to Ms. Tal Sheratzky-Jaffa.

We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate cost to the Company of the compensation to our Co-Chief Executive Officers in 2016 were $3.8 million. The aggregate compensation paid to all Ituran officers as a group during 2016 was approximately $11.4 million. In 2016 we paid an aggregate amount of $52,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our 5 highest paid officers in 2016 according to our 2016 financial reports:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	703	-	-	-	1,055	703	2,461
Eyal Sheratzky (Co-Chief Executive Officer)	547	-	-	-	820	547	1,914
Nir Sheratzky (Co-Chief Executive Officer)	547	-	-	-	820	547	1,914
Gil Sheratzky (CEO of our Subsidiary & International Activity and Business Development Officer)	391	-	-	-	586	391	1,368
Ami Saranga (Deputy Chief Executive Officer)	-	185	44	42	76	-	347
Total of our 5 highest paid officers	2,188	185	44	42	3,357	2,188	8,004

During 2016, we set aside $574,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2016, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below. Such agreements were extended subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors on February 26, 2017.

 For further details concerning such terms of service, please see Item 7.B – Related Parties Transactions under the caption "Transactions with our directors and principal officers."

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee.  In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2016, we paid a total of $793,000 to our officers and employees pursuant to the above bonus schemes.

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

The term "office holder" is defined in the Israeli Companies Law, to mean the chief executive officer, chief business officer, deputy chief executive officer, vice chief executive officer, any other person fulfilling such position even if his title is different, as well as a director or a manager directly subordinate to the chief executive officer.

The compensation policy must be approved every three years by the board of directors, after considering the recommendations of the compensation committee; and generally requires the approval of the company's general meeting of shareholders by a special majority of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the policy; or, alternatively, that  the non-controlling shareholders and shareholders who do not have a personal interest in the matter who are present and vote against the policy hold two percent or less of the voting power of the company.

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

Our general shareholders meeting approved our compensation policy for office holders on October 31, 2013, and on November 7, 2016 approved a renewal and several minor amendments in our compensation policy (in order to reflect several changes in Israeli Company Law). The policy applies to office holders of the Company (see definition above), who serve as  the Company's President, Chief Executive Officer(s) and other executives who are deemed office holders of the Company, as well as office holders of the Company's Israeli wholly owned subsidiaries, provided they report to the chief executive officer. The policy also applies to directors of the Company.

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

The compensation policy incorporates all matters required to be included in a compensation policy as mandated by amendment 20 to the Israeli Companies Law, including (without limitation): (a) the requirement to consider the office holders' education, skills, professional experience, expertise, position and past compensation agreements; (b) consideration of the ratios between overall compensation of the officers and the average and median salary of the other employees of the Company; (c) the board's right to reduce variable compensation; (d) the determination of a maximum period for advanced and transition periods upon termination of services; (e) basing variable components of compensation on key performance indicators and on measurable criteria; (f) determining the ratio between fixed and variable components of compensation and setting forth caps on the amount of variable compensation payable; and (g) a claw-back provision with respect to restatements of financial statements. For further details, see our full renewed compensation policy for office holders, which is filed herewith as Exhibit 4.8 under Item 19 – Exhibits.

C.  BOARD PRACTICES

Board of Directors

Pursuant to our articles of association as presently in effect, our board of directors generally consists of twelve directors, including at least three independent directors in accordance with the listing rules of Nasdaq concerning the composition of audit committees, of whom two directors are external directors as required by Israeli law.  Our independent directors, as such term is defined under the Nasdaq listing rules, are Mr. Baron, Mr. Kotler, Mr. Koren, Mr. Yoav Kahane and Ms. Tal Sheratzky - Jaffa, Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see "External directors" below), our directors are elected, and may in certain circumstances be removed, by the majority of our shareholders. However, see Item 6.A – Directors and Senior Management for a description of our staggered board and the shareholders agreement and articles of association of Moked Ituran Ltd.  Our board of directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire.

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

We are incorporated in Israel and are therefore subject to the provisions of the Israeli Companies Law, including certain corporate governance provisions. Our ordinary shares are listed on the Nasdaq Global Select Market (Our shares were delisted from the Tel Aviv stock exchange on May 25, 2016, for additional information see Item 9.A – Price History of Our Shares), and we are therefore subject to certain provisions of the Israeli securities laws on insider trading, the U.S. securities Law and the Nasdaq listing rules. See also Item 16.G. – Corporate Governance below for additional information concerning our compliance with the Nasdaq listing rules and exemptions therefrom.

According to our Articles of Association, some of our officers and employees (including the chairman of our board and at least one third member of the Board) should be citizens and residents of Israel and receive clearance approval from the Israeli General Security Service. All the members of our board comply with these requirements.

On February 26, 2017 our board has adopted an Internal Compliance policy, which following review of our internal process included a comprehensive update of our internal regulations and codification of our internal regulations, all pursuant to the applicable Israeli laws. We are currently in a trial period of 3 month since the adoption of the policy, and after the completion of the trial period, the new and updated regulations will be subject to review and adjustments in order to fit better our activities.

External directors

Under Israeli law, the board of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

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

External directors are generally elected to serve an initial term of three years and may be re-elected to serve in that capacity for two additional three-year terms; however, companies whose securities are listed on recognized foreign exchanges, such as Nasdaq, may extend the service terms of their external directors for additional unlimited terms, each of no more of than three years , subject to the approval of the audit committee and the board of directors that such extension is for the benefit of the company in view of the directors' expertise and special contribution to the operation of the board and its committees and these reasons together with the term served by the external director were presented to the shareholders prior to their approval  (see the Israeli Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000-5760). The appointment of an external director for additional terms may be brought for the approval of the shareholders either by the board of directors or by a shareholder that holds at least 1% of the company's voting rights, provided that the nominee is not a related or competing shareholder (as defined below) or a relative thereof, at the time of the appointment, and does not have an affinity to such shareholder (as defined below) at the time of the appointment or the two years preceding such appointment.  The term "related or competing shareholder" means the shareholder who proposed the appointment or a 5% shareholder of the company if, at the time of the appointment, his controlling person or a company controlled by either of them, has business relations with the company, or if he, his controlling person or a company controlled by either of them are competitors of the company. The term "affinity" means the on-going existence of work relationship, business or professional relationship or control and the service as an officer.

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

Israeli law provides that a person is not qualified to serve as an external director if he is a relative (as defined in the Israeli Companies Law) of the company's controlling person, or if, at the time of his/her appointment and/or at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person's control, has or has had an affinity (as defined above)  to the company, its controlling person or its relative or to any entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by its controlling person. In addition, no person may serve as an external director if that person's professional activities create, or may create, a conflict of interest with that person's responsibilities as a director or otherwise interfere with that person's ability to serve as a director; and, a person already serving as a director of one company may not be appointed as an external director of the company if at that time a director of the company is serving as an external director of the first company. In addition, a company, controlling shareholder and any other entity controlled by the controlling shareholder may not grant to such external director, its spouse or child, any benefits, directly or indirectly, and the external director, its spouse or child may not be appointed to serve in any position, may not be employed by and may not, directly or indirectly, render any professional services to the company, such controlling shareholder or any other entity controlled by the controlling shareholder, during the first two years following such external director's termination of tenure of office, and with respect to a relative who is not the external director's spouse or child – during the first year following such termination.

Mr. Israel Baron is now serving his fifth term as an external director of the Company, who was reelected on of December 14, 2014 for a term of 3 years. Mr. Gidon Kotler was appointed on April 30, 2014  by an extraordinary shareholders meeting as our new external director, following the death of our former external director, Dr. Orna Ophir, in January 2014 and was reelected by our general shareholders meeting on December 28, 2016, for his second term, of additional 3 years term starting from April 30, 2017.

Audit committee

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must comprise of at least three directors, including all of the external directors and the chairman of the audit committee must be an external director. In addition, the majority of the members of the audit committee must be independent directors. Under the Israeli Companies Law, a director is considered "independent" if he/she is an external director or if he/she meets the qualifications of an external director, has not served as a director of the company for over 9 consecutive years, and has been classified as such. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of such person. All audit committee decisions must be approved by a majority of the committee members of which the majority of members present are independent directors. Furthermore, a person who is not eligible to serve on the audit committee is restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person's presence is necessary in order to present a certain matter, provided however, that the company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions of such present is requested by the audit committee.

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

Pursuant to the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements' Authorization Process), 2010, a reporting entity, except for a reporting entity that is subject to Chapter E(3) of the Israeli Securities Act, is required to establish a committee of the board of directors for the examination of financial statements. Since we are a reporting entity under Chapter E(3), we are not obliged to constitute a committee for the examination of financial statements; and therefore, commencing with the financial statements for the first quarter of 2013, we ceased holding meetings of the examination of financial statements committee; and instead, our audit committee considers the financial statements prior to their approval by the board.

Pursuant to the 22nd amendment in the Israeli Company law, which was set to define new rules to approve transaction of the public company with its controlling shareholders, or the transaction in which the controlling shareholder has interest.  The law requires from our Audit committee to set up rules to define the criteria for classification of transactions, which are neither Insignificant Transactions nor extraordinary transactions, and their procedures of approval that will be determined per each year in advance. In addition, the law requires from the Audit Committee to set methods of examining transactions with the controlling shareholders, in order to enable their classification and their comparison to the conditions in the free market. The Audit Committee resolved on September 29, 2014 as follows:

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

Methods of approval: Approval by the management of the company or by the in charged officer in the company (vice chief executive officer, other officer or other in charged body in the company according the decisions of the company).

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

The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business procedures. Our internal auditor is Simon Yarel, CPA, who has served as our internal auditor since January 1999.

D. EMPLOYEES

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2016	2015	2014
By area of activity:
Control Center	395	379	401
Research and Development	40	39	54
Sales and Marketing	103	125	127
Technical support and IT	305	296	271
Finance, Administration and Management	248	232	209
Private enforcement and operations	408	393	395
Manufacturing	101	80	65
Total	1,600	1,544	1,522
By geographic location (out of total):
Israel	762	719	703
Brazil	626	612	617
Argentina	175	182	162
United States	37	31	40

Total	1,600	1,544	1,522

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

Israel

Our employees in Israel are subject to Israeli labor laws and regulations and employment customs. The applicable labor laws and regulations principally concern matters such as paid annual vacation, paid sick days, length of the workday, payment for overtime and severance pay. Israeli law generally requires severance pay equal to one month's salary for each year of employment upon retirement or death of an employee or termination of employment without cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance.
Israeli labor laws impose on employers increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

Brazil

Our employment agreements in Brazil are subject to Brazilian labor laws and regulations, to collective labor agreements or bargaining arrangements with unions and contract. The laws and regulations in Brazil govern almost all aspects of an employment relationship and do not leave much room to be negotiated with the employee. Still, employment contracts create obligations to the parties if they are in compliance with the law. The Labor Code mainly governs the employees' right to paid annual vacation, paid sick days, the maximum length of a workday, minimum payment for overtime and statutory severance pay. Brazilian law generally requires severance pay equal to 50% of the balance of the employee's FGTS account (a mandatory fund to guarantee severance and unemployment). The FGTS can also be withdrawn when the employee retires, dies or his employment is terminated without cause, among others. Brazilian employers are required to purchase health insurance for employees only in the event it is set forth by the applicable collective labor agreement, contract or company policy, and are required to cover employees' food and travel costs whenever a business trip is required, and to make deposits into the a Guarantee Severance Fund (the so-called "FGTS"). Furthermore, Brazilian employees and employers are required to make contributions to the National Insurance Institute ("INSS"), similar to the United States Social Security Administration. Our collections to the National Insurance Institute amount to 34.8% to 39.8% of the payrolls, out of which 8% to 11% (limited to R$4,159,000 of individual salary) corresponds to contributions by the employees deducted from salaries and 26.8% is the fixed part we pay. Our contribution of 26.8% includes mandatory contribution to the Public Insurance for Labor Accidents and Diseases (SAT). According to Decree Law 6957/2009 such portion, which varies from 1% to 3% of payroll, should be multiplied by another factor (FAP) from 0.5 to 2 in order to reduce or increase our burden to reflect statistics of occupational accidents and diseases in our business.

All of our employees in Brazil, excluding the chief executive officer, some directors (VPs) and one manager, are represented by a labor union and the employees' mandatory contributions to their union are paid by us. The law authorizes us to deduct mandatory contributions to unions from the respective salaries.

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

E.  SHARE OWNERSHIP

The following sets forth, as of March 31, 2017 the share ownership of our directors and executive officers listed in Item 6.A above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer(1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership(3)

Izzy Sheratzky(4)	4,146,747	19.8
Professor Yehuda Kahane (5)	1,533,537	7.3
Zeev Koren	-	-
Efraim Sheratzky (6)	255,711	1.2
Yigal Shani (7)	284,655	1.4
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Tal Sheratzky- Jaffa	*	*
Israel Baron	-	-
Gidon Kotler	-	-
Ami Saranga	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	-	-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.

(2)
'Beneficial ownership' is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)	Amounts in this column are based on 23,475,431 ordinary shares outstanding as of April 27, 2017, less 2,507,314 treasury shares held by us.

(4)
Shares beneficially owned include: (a) 69,430 shares directly owned by Mr. Sheratzky and an entity wholly owned by him; (b) 4,075,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky is deemed to beneficially owns due to his shared voting and investment power over such shares in accordance with that certain shareholders agreement, dated May 18, 1998 as amended on September 6, 2005 and on September 17,  2014, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.A. –Directors and Senior Management under the caption "Shareholders Agreement and Articles of Association of Moked Ituran Ltd." above; (c) 1,365 shares that are directly held by Mr. Sheratzky's wife, Maddie Sheratzky.

(5)
Shares beneficially owned include: (a) 15,864 shares directly owned by Professor Kahane jointly with his wife, Rivka Kahane; (b) 85,866 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked's articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

(6)
Shares beneficially owned include: (a) 7,056 shares directly owned by Efraim Sheratzky, (b) 42,145 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Efraim Sheratzky may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Yigal Shani, and (c) 206,510 shares owned by Moked Ituran, which Mr. Sheratzky may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked's articles of association. Mr. Sheratzky may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G T.S.D. Holdings Ltd, the holder of 3.75% of Moked's shares.

(7)
Shares beneficially owned include: (a) 36,000 shares directly owned by Yigal Shani, (b) 42,145 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,510 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked's articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G.N.S. Holdings, the holder of 3.75% of Moked's shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of March 30, 2017, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)	4,075,952	19.44
All directors and executive officers as a group(2).	4,335,897	20.68
Vulcan Value Partners(3)	3,447,958	16.44
Psagot Investments House Ltd.(4)	703,816	3.36
FMR LLC(5)	1,248,831	5.95
Treasury shares	2,507,314	-

(1)
Moked's articles of association provides that each of Moked's shareholders shall have the right to direct Moked to dispose of such number of our shares corresponding to his or her relative shareholdings in Moked. In addition, ownership of all shares held by Moked are attributed to Mr. Izzy Sheratzky by virtue of his holdings in Moked. Please see Item 6.E above for the ownership of our shares attributed to Moked's shareholders. For further information please see Item 6.A – Directors and Senior Management under the caption "Shareholders Agreement and Articles of Association of Moked Ituran Ltd." above.

(2)	Includes shares held by Moked Ituran Ltd., which ownership are attributed to some of these directors and executive officers.

(3)
The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC ("Vulcan") on February 14, 2017. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's securities that are the subject of Form 13G. As of December 31, 2016, Vulcan Value Partners Small Cap Fund, an investment company advised by Vulcan, owned 9.23% of the outstanding shares of the Company.

(4)
The information presented herein is based on Form 13G filed by Psagot Investments House Ltd. ("Psagot") on February 15, 2017. According to the information presented on such Form 13G, the shares are beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., and provident funds and pension funds managed by Psagot Provident Funds and Pension Funds. Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Funds is a wholly owned subsidiary of Psagot. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by Psagot on February 15, 2017.

(5)
The information presented herein is based on Form 13G filed by FMR LLC . on February 14, 2017 ("Migdal"). According to the information presented on such Form 13G, the shares are beneficially owned by Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC . For further information on the beneficial ownership by FMR LLC, please refer to Form 13G filed by FMR LLC on February 14, 2017.

As of April 3, 2016, we had a total of 3* shareholders of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* Includes the Depository Trust Company

B.  RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors' and officers' insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky a director of the company and a shareholder of Moked, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked. We pay an annual aggregate amount of NIS 1,273,000 or $331,000, for our basic insurance policies and NIS 616,000, or $160,000 for our directors' and officers' insurance policy. During 2016 Tzivtit Insurance Agency was entitled to commissions in an aggregate amount of NIS  368,000 or $96,000 which is paid by the insurance company on account of these policies.

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

Our general meeting of shareholders has approved on January 28, 2014 the procurement from time to time of directors' and officers' insurance policies covering the liability of office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time, under the following terms: (a) the principal terms of the D&O insurance policies shall not materially deviate from the terms of our current directors' and officers' insurance policy; or (b) to the extent that the Company shall desire to procure a D&O insurance policy, which a material term thereof adversely deviates ( from our company's point of view) from the terms of the current policy, then our company's board of the directors shall confirm that, notwithstanding such deviation, our procurement of such policy is compatible with market terms and does not materially affect our profitability, assets or liabilities.

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into new service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. These agreements were extended by our compensation committee and our board of directors on April 4, 2017 for an additional term of three years, and subject to the approval of our next general shareholders meeting. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $59,000)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there fromthe fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amounts paid to A. Sheratzky according this service agreement in 2014, 2015 and 2016 were approximately $ 3,180,000, $2,249,000 and $1,874,000 respectively (the numbers include value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $46,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in 2014, 2015 and 2016 was approximately $1,552,000, 1,565,000 and 1,672,000 respectively (the numbers include value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $46,000)  plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in 2014, 2015 and 2016  was approximately $1,419,000,  $1,802,000 and $1,478,000 (the numbers includesvalue added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $33,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months' advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com' and/or company's secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2014, 2015 and 2016 according to this service agreement, were approximately $948,000, $1,175,000 and $1,118,000 respectively (the numbers include value added tax).

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

•
"Excess Return Cash Incentives" means a cash grant based on the company's Stock Yield as compared to the RUSSEL 2000 Index Yield, as set forth below.  In the event that the company shall de-list from the Tel-Aviv Stock Exchange, then the company's board of directors and compensation committee shall select a comparable NASDAQ index for the purpose of this Excess Return Cash Incentive and the provisions hereof shall apply with respect thereto mutatis mutandis. Due to the de-listing of the Company from Tel-Aviv Stock Exchange, our compensation committee, our board of directors, and our the general shareholders meeting (on November 7, 2016) approved amendments to our compensation policy, among them to replace the TA 100 Index with RUSSEL 2000 Index, and therefore the terms of these services agreement where amended automatically.

"Company's Stock Yield" means the percentage of increase or decrease of the company's stock price on NASDAQ Global Select Market over an Examined Period (as defined below), as adjusted for dividend distribution, calculated based on the average adjusted closing price of the company's shares on the NASDAQ Global Select during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

 RUSSEL 2000 Index Yield" means the percentage of increase or decrease of the RUSSEL 2000 Index over an Examined Period, calculated based on the average RUSSEL 2000 Index closing quotes during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period. At the end of each calendar year, the company shall examine the Company's Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an "Examined Period"), as compared to RUSSEL 2000 Index Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the RUSSEL 2000 Index Yield for such period, each of the Executive Office Holders shall receive an amount equal to 50% of his monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded.  The Excess Return Cash Incentive for each year shall not exceed an amount equal to the Executive Officer Holder's annual Cost of Pay.

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

In 2016 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements):

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2016:
	(In US$ thousands)
Izzy Sheratzky	1,055	(70)	35	1,020
Eyal Sheratzky	820	(55)	25	790
Nir Sheratzky	820	(55)	25	790
Gil Sheratzky	586	(39)	18	565

For the full service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.17-4.20 attached hereto.

On January 28, 2014, our general meeting of shareholders, re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $3,900, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice.  The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2014, 2015 and 2016 were approximately, $62,000, $57,000 and $52,000, respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2014, 2015 and 2016, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately, 39.2 Million NIS (or 11$ Million),46.8 Million NIS (or 12 $ Million) and 52.4 Million NIS (or 13.6 $ Million) respectively.

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

On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue.  The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue.  On March 15, 2016, have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on Sept. 2016 we filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. We are currently waiting for the court to analyze our last request. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit, as the assessment based on wrong assumption, since offsetting proceedings did not have any tax effect and the chances of our success are more likely than not. As of December 31, 2016, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$12.1 million (approximately US$3.63 million).

On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on December 31, 2016 to R$ 3,049,156 (approximately US$ 915,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on December 31, 2016 amounts to R$ 4,689,289 (approximately US$ 1,407,000), to FUST tax assessment for the year 2010 which including interest and penalties, on December 31, 2016 amounts to R$ 3,350,843 (approximately US$ 1,005,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on December 31, 2016 amounts to R$ 3,191,219 (approximately US$ 957,000). Due to the such last tax assessment, on December 31, 2016, the aggregate amount claimed by Anatel increased to approximately R$ 14.3 million (approximately US$ 4.3 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014,our defense for the year 2011 (and January 2012) was filed on February 2016 and our Defense for the year 2012 was filed on February 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUST claims.

On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on December 31, 2016 amounts to R$ 1,313,719  (approximately US$ 395,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 31, 2016 amounts to R$ 880,140 (approximately US$ 264,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 31, 2016 amounts to R$ 861,599 (approximately US$ 260,000),to FUNTELL tax assessment for the year 2010 which including interest and penalties, on December 31, 2016 amounts to R$ 1,198,362 (approximately US$ 360,000) and 2011 which on December 31, 2016 amounts to R$ 1,185,316 (approximately US$ 356,000) including interest and penalties. Due to the such last tax assessment, on December 31, 2016, the aggregate amount claimed by Anatel increased to approximately R$ 5.4 million (approximately US$ 1.64 million). The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUNTELL claims

On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, Israel, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 77 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016, and a first preliminary hearing took place on January 4th, 2017 A class action lawsuit based on similar claims, against the Company, which description was filed with sect on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 7,900). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on an opinion of its legal counsels, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success, however based on the documents of the claim, the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

 Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B.  SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2016.

ITEM 9.  THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

Price History of Our Shares

 Our ordinary shares  have been trading on Nasdaq under the symbol "ITRN" since September 2005, and were traded on the Tel-Aviv Stock Exchange from May 1998 and until May 2016.
On May 23, 2016 following our  request we have been delisted  from Tel-Aviv Stock Exchange on May 25, 2016 with the last trading date on the TASE being May 23, 2016.

 The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares as reported by the Nasdaq Global Select Market.

	Price per +-ordinary share ($)
	High	Low
During the last six months
March 2017	30.85	28.55
February 2017	28.80	27.25
January 2017	28.60	26.65
December 2016	26.50	24.90
November 2016	26.60	24.30
October 2016	26.80	26.25

During each fiscal quarter of 2014 and 2015 and the first quarter of 2016
First Quarter 2017	30.85	26.65
Fourth Quarter 2016	26.80	24.30
Third Quarter 2016	27.19	23.09
Second Quarter 2016	22.69	19.69
First Quarter 2016	19.65	16.62
Fourth Quarter 2015	22.75	17.88
Third Quarter 2015	25.94	20.54
Second Quarter 2015	25.00	22.49
First Quarter 2015	23.29	20.75

During each of the five most recent full financial years:
2016	27.19	16.62
2015	25.94	17.88
2014	25.70	20.13
2013	21.64	13.77
2012	15.67	10.70

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares which were quoted on the Tel-Aviv Stock Exchange until our delisting on May 25, 2016. U.S. dollars per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown.

	Price per ordinary share (NIS)		Price per ordinary share ($)
	High	Low	High	Low
Annual:
2016	----	----	----	----
2015	98.86	70.00	25.95	17.95
2014	89.93	74.02	25.75	21.29
2013	75.71	51.60	21.81	13.82
2012	57.85	42.10	15.28	10.72

Quarterly:
First Quarter 2016	74.71	64.34	19.09	16.55
Fourth Quarter 2015	86.27	70.00	22.09	17.95
Third Quarter 2015	98.86	79.85	25.95	20.29
Second Quarter 2015	95.68	88.30	24.77	22.89
First Quarter 2015	92.57	81.61	23.54	20.93

B.  PLAN OF DISTRIBUTION

Not applicable

C.  MARKETS

         Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol "ITRN".

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

Articles of Association; Israeli Companies Law

Articles of Association

Pursuant to our articles of association our objectives are to engage in any lawful business and our purpose is to operate in accordance with business considerations to maximize our profits. We may take into consideration, inter alia, the interests of our creditors, employee and the public interest. Please also see a summarized description of our purposes and activities under the caption "Overview" in Item 4.A. above.

Our Corporate Practices Under The Israeli Companies Law

Approval of Transactions under Israeli Law

Directors and executive officers

Fiduciary duties

Israeli law codifies the fiduciary duties that office holders owe to a company. An office holder is defined as any director, managing director, general manager, chief executive officer, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person's title. Each person listed in the table under "Management—Executive Officers and Directors" is an office holder of our company under the Israeli Companies Law.

An office holder's fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires the office holder to avoid any conflict of interest between the office holder's position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or others. This duty also requires him or her to reveal to the company any information or documents relating to the company's affairs that the office holder has received due to his or her position as an office holder. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information pertaining to these actions.

Disclosure of Personal interest

Israeli law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest, as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of one's relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one's ownership of shares in the company. A personal interest also includes personal interest of a person voting pursuant to a proxy given by another person even if the other person does not have personal interest, regardless of whether the person given the proxy to vote at the meeting is given directions to vote in a certain manner or given discretion to vote independently. An office holder must disclose his personal interest no later than the first meeting of the company's board of directors that discusses the particular transaction. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely of the personal interest of his or her relative in a transaction that is not an "extraordinary transaction." The Israeli Companies Law defines an "extraordinary transaction" as a transaction not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities. The term "relative" is defined by the Israeli Companies Law as a spouse, sibling, parent, grandparent, descendent, and descendent, brother, sister or parent of a spouse or the spouse of any of the foregoing.

The Israeli Companies Law provides that once an office holder has complied with the disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. Such a transaction generally requires approval by the board of directors, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. If the transaction considered is an extraordinary transaction, audit committee approval is required prior to approval by the board of directors. For the approval of arrangements regarding the compensation, indemnification or insurance of executive officers and directors, see "Compensation arrangements" below. A company may not approve a transaction or action that is adverse to the company's interest or that is not performed by the office holder in good faith.

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

Compensation arrangements

Subject to the provisions relating to related-party transactions as described below, the terms of office of office holders other than the chief executive officer and directors, require the approval of both our compensation committee and the board of directors; and the terms of office of chief executive officers and directors require the approval of the compensation committee, the board of directors and our shareholders. However due to the change in Israeli Company Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, from February 2016, the extension or renewal of terms of office of chief executive officer, which terms are not improving the previous terms or not significantly different, and are according to the compensation policy, shall not require approval by the shareholders meeting. In addition, according to recent changes in Israeli Company law, chief executive officer can decide upon insignificant change in the terms of office of his subordinate officers, subject to additional conditions and requirement to include such right in the compensation policy of the company (such requirement was fulfilled in our renewed compensation policy which was approved by our shareholder's committee on November 7, 2016). In addition, according to Israeli Company Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, transaction with board members and chief executive, on their term of office,  which is according to the compensation policy and according to terms of office which are not better than the terms of office of previous holder of such position or there is no significant difference between the two engagements and relevant circumstances, including the scope of employment, may be approved by our compensation committee and the board of directors, and will not require general shareholders meeting approval until the next general meeting which will be announced by the company. "terms of office" includes the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement compensation, and any benefit, other payment or an undertaking to pay, which are granted by virtue of serving as an office holder.

Shareholders

Controlling shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to an office holder also apply to a "controlling shareholder" of a public company. A "controlling shareholder" is a shareholder who has the ability to direct the activities of a company, and for the purpose of the disclosure requirements and approval of related party transactions, the term includes any shareholder holding 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder. Currently there is no shareholder of us who holds more than 25% of the voting rights.

Required approval

Extraordinary transactions of a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder's relative, directly or indirectly, through a company controlled by him in respect of receipt of services from same and if he is an office holder or an employee – the terms of his employment, generally require the approval of the audit committee (or with respect to Terms of Office and Employment – the compensation committee), the board of directors and the shareholders, in that order. If required, shareholder approval must include the majority of shares voted at the meeting. In addition, either:

◾      the majority must include at least the majority of the shares of disinterested shareholders voted at the meeting; or

◾      the total number of shares of disinterested shareholders who voted against the transaction must not exceed 2% of the aggregate voting rights in the company.

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

The approval of the board of directors and shareholders is required for a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) that:

◾
represents at least 20% of a company's actual voting power prior to the issuance of such securities, and that would increase the relative holdings of a 5% shareholder or that would cause any person to become a 5% shareholder the consideration for which (or a portion thereof) is not cash or securities listed on a recognized stock exchange, or is not at fair market value; or

◾      results in a person becoming a controlling shareholder of the company.

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

Shareholder duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in customary way toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings with respect to the following matters:

◾      an an amendment to the company's articles of association;

◾      an increase of the company's authorized share capital;

◾      interested party transactions that require shareholder approval.

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

Anti take-over provisions; mergers and acquisitions under Israeli Law

Tender offers

Full Tender Offer. A person wishing to acquire shares or any class of shares, or voting rights of a publicly traded Israeli company and who would, as a result, hold over 90% of the company's issued and outstanding share capital or of a class of shares that are listed, is required by the Israeli Companies Law to make a tender offer to all of the company's shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, and the majority of shareholders who are disinterested accepted the offer, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (however, full tender offer shall be accepted if shareholders who objected to the offer constituted less than 2% of the issued and outstanding share capital of the company to which the offer relates). However, the shareholders may petition the court to determine that the consideration for the shares constituted less than their fair value and that their fair value should be paid to the offerees.. If the full tender offer is not accepted as described above, the acquirer may not acquire shares from shareholders who accepted the tender offer that would provide it over 90% of the company's issued and outstanding share capital or of the shares comprising such class, as applicable.

Special Tender Offer. The Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights of the company. This rule does not apply if there is already another holder of 25% or more of the voting rights of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights of the company, if there is no other holder of more than 45% of the voting rights of the company. The foregoing provisions do not apply to:

◾
a private placement in which the company's shareholders approved such holder owning 25% or more of the voting rights of the company (provided that there is no other shareholder that holds 25% or more of the voting rights of the company); or more than 45% of the voting rights of the company (provided that there is no other shareholder that holds 45% or more of the voting rights of the company); or

◾	a purchase from an existing holder of 25% or more of the voting rights of the company that results in another person becoming a holder of 25% or more of the voting rights of the company; or

◾	purchase from an existing holder of more than 45% of the voting rights of the company that results in another person becoming a holder of more than 45% of the voting rights of the company.

In the event that a special tender offer is made, a company's board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

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

Merger

The Israeli Companies Law permits merger transactions if approved by each party's board of directors and shareholders. Pursuant to the Israeli Companies Law and our articles of association as currently in effect, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger in the event of "cross ownership" between the merging companies, namely, if our shares are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, including any of their affiliates, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be consummated unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies and 30 days have passed from the date of the approval of the shareholders of the merging companies.

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

For these purposes, "controlling shareholder" is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights.

The Israeli Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. In the future, if we do create and issue a class of shares other than our ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association. Shareholders voting at such a meeting will be subject to the restrictions under the Israeli Companies Law. See "Voting, Shareholder Meetings and Resolutions" below.

Dividend and Liquidation Rights.

We may declare a dividend to be paid to the holders of our ordinary shares according to their rights and interests in our profits. If we dissolve, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. Our articles of association provide that shareholder approval would not be required for the declaration of dividends. Dividends may only be paid out of our retained earnings or "profits" accrued over a period of two years, as defined in the Israeli Companies Law, whichever is greater, according to the last reviewed or audited financial reports of the company, provided that the date of the financial reports is not more than six months before the date of distribution (the "profits" test), and further provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, as determined by our Board of Directors. However, if we do not meet the profit requirement, a court may allow us to distribute a dividend, as long as the court is convinced that there is no reasonable risk that a distribution might prevent us from being able to meet our existing and anticipated obligations as they become due. For more information on our ability to grant or declare dividends, see Item 8.A – Financial Information under the caption "Dividend Distribution Policy" above.

Voting, Shareholder Meetings and Resolutions.

As a foreign private issuer, we have elected to follow our home country practices in lieu of the Nasdaq Marketplace Rule requiring an issuer to hold its annual meeting of its shareholders no later than one year after the end of the issuer's fiscal year-end. Specifically, according to the Israeli Companies Law, we are required to hold an annual general meeting of our shareholders once every calendar year, and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our Board of Directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Israeli Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of (a) any two directors of the company or one quarter of its board of directors or (b) one or more shareholders holding, in the aggregate, (i) 5% of the outstanding shares of the company and 1% of the voting power in the company or (ii) 5% of the voting power in the company.

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

■
the exercise of the Board of Directors' powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

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

 Israeli law does not provide for public companies such as ours to have shareholder resolutions adopted by means of a written consent in lieu of a shareholders meeting. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner and avoid abusing his or her powers. This is required, among other things, when voting at general meetings on matters such as changes to the articles of association, increasing the company's registered capital, mergers and approval of related-party transactions. In addition, pursuant to the Israeli Companies Law, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company's articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company.

 An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution. Under the Israeli Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. For information regarding the majority required for approval of related party transactions, see "Approval of related party transactions under Israeli law" above.

Transfer of Shares and Notice.

 Our ordinary shares that are fully paid are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law or rules of a stock exchange on which the shares are traded.

Election of Directors.

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under the caption "External directors" in Item 6.C. – "Board Practices" above. Pursuant to the Israeli Companies Law, the procedures for the appointment and removal and the term of office of directors, other than external directors, may be contained in the articles of association of a company. Our articles of association provide for staggered terms for directors. This provision may be amended only by a vote of 75% of our shares voting at a meeting of shareholders. The appointing mechanism of our directors is farther described under the caption "Shareholders Agreement and Articles of Association of Moked Ituran Ltd." in item 6.A. – "Directors and Senior Management" above.

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

Under the Israeli Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is included in its articles of association:

•
Financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator's award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company's activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria.

•
Reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or in connection with monetary penalty.

•
Reasonable litigation expenses, including attorneys' fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent. Under the Israeli Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder if and to the extent provided in the company's articles of association.

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

We currently have directors' and officers' liability insurance covering our officers and directors (including the officers and directors of our subsidiaries) against certain claims. No claims for liability have been filed under this policy to date.

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

Not Applicable for 2016.

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

United States Tax Considerations

The following discussion is a description of the material United States, or US, federal income tax considerations applicable to the acquisition, ownership and disposition of our ordinary shares by US Holders who hold such ordinary shares as "capital assets". As used in this section, the term "US Holder" means a beneficial owner of an ordinary share who is:

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

■
a trust if the trust has elected validly to be treated as a US person for United States federal income tax purposes or if a US court is able to exercise primary supervision over the trust's administration and one or more US persons have the authority to control all of the trust's substantial decisions.

        The term "Non-US Holder" means a beneficial owner of an ordinary share who is not a US Holder. The tax consequences to a Non-US Holder may differ substantially from the tax consequences to a US Holder.  This discussion does not address any aspects of US federal income tax which may be relevant to a Non-US Holder.  Accordingly, Non-US Holders are strongly urged to consult with their own tax advisors.

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

Subject to the discussion below under "Passive Foreign Investment Company Considerations", US Holders, for US federal income tax purposes, will generally be required to include in their gross income as ordinary dividend income (unless qualifies as "qualified dividend income") in the amount of any distributions made to them in cash or property (other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders), with respect to their ordinary shares, before reduction for any Israeli taxes withheld (without regard to whether any portion of such tax may be refunded to them by the Israeli tax authorities), to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Subject to the discussion below under "Passive Foreign Investment Company Considerations", distributions in excess of our current and accumulated earnings and profits as determined under US federal income tax principles will be applied first against, and will reduce their tax basis in, your ordinary shares and, to the extent they exceed that tax basis, will then be treated as capital gain. We do not maintain calculations of our earnings and profits under US federal income tax principles. Our dividends will not qualify for the dividends-received deduction generally available to corporate US Holders.

For a US Holder, if we pay a dividend in NIS, any such dividend, including the amount of any Israeli taxes withheld, will be includible in such US Holder's income in a US dollar amount calculated by reference to the currency exchange rate in effect on the day the distribution is includible in your income, regardless of whether the NIS are converted into US dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in such US Holder's income to the date that payment is converted into US dollars generally will be treated as ordinary income or loss.

A non-corporate US Holder's "qualified dividend income" currently is subject to tax at reduced rates not exceeding 23.8% (including, if applicable, Medicare tax at a rate of 3.8%). For purposes of determining whether a non-corporate US Holders will have "qualified dividend income," "qualified dividend income" generally includes dividends paid by a foreign corporation if either:

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

        In addition, under current law, a non-corporate US Holder must generally hold his ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date in order for the dividend to qualify as "qualified dividend income."

Dividends paid by a foreign corporation will not be treated as "qualified dividend income", however, if such corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a "passive foreign investment company" for US federal income tax purposes. We do not believe that we will be classified as a "passive foreign investment company" for US federal income tax purposes for our current taxable year. However, see the discussion under "Passive Foreign Investment Company Considerations" below.

Foreign Tax Credit

Any dividends paid by us to a US Holder with respect to our ordinary shares generally will be treated as foreign source passive income for US foreign tax credit purposes. Subject to the foreign tax credit limitations, a US Holder may elect to credit any Israeli income taxes withheld from dividends paid on our ordinary shares against such shareholder's US federal income tax liability (provided, inter alia, such shareholder satisfies certain holding requirements with respect to our ordinary shares). Amounts withheld in excess of the Treaty tax rate, however, will not be creditable against such shareholder's US federal income tax liability. As an alternative to claiming a foreign tax credit, such shareholder may instead claim a deduction for any withheld Israeli income taxes, but only for a year in which such shareholder elects to do so with respect to all foreign income taxes. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Accordingly, our shareholders should consult their own tax advisor to determine whether their income with respect to their ordinary shares would be foreign source income and whether and to what extent they would be entitled to the credit.

Disposition of Ordinary Shares

Upon the sale or other disposition of ordinary shares, subject to the discussion below under "Passive Foreign Investment Company Considerations", if a holder of our shares is a US Holder, such shareholder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such shareholder's adjusted tax basis in the ordinary shares, which is usually the cost of such shares, in dollars. US Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than dollars upon such sale or other disposition.

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

Passive Foreign Investment Company Considerations

Special US federal income tax rules apply to US Holders owning shares of a "passive foreign investment company", or a PFIC, for US federal income tax purposes. A non-US corporation will be considered a PFIC for any taxable year in which, after applying look-through rules, either

■	75% or more of its gross income consists of specified types of passive income, or

■	50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, "passive income."

■
Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and includes amounts derived by reason of the temporary investment of funds. If we were classified as a PFIC, and you are a US Holder, you could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions" (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you either in the shorter of the three preceding years or your holding period). Under these rules, the excess distribution and any gain would be allocated ratably over our shareholders' holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of stock in a PFIC may not receive a "step-up" in basis on shares acquired from a decedent. If any of our shareholders are US Holders who hold ordinary shares during a period when we are a PFIC, such shareholders be subject to the foregoing rules even if we cease to be a PFIC.

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

If we were a PFIC, our shareholders could avoid certain tax consequences referred to above by making an election to treat us as a qualified electing fund or by electing to mark the ordinary shares to market. A US Holder may make a qualified electing fund election only if we furnish the US Holder with certain tax information and we do not presently intend to prepare or provide this information. Alternatively, a US Holder of PFIC stock that is publicly traded may elect to mark the stock to market annually and recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the US Holder's adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US Holder under the election for prior taxable years. This election is available for as long as our ordinary shares constitute "marketable stock," which includes stock that is "regularly traded" on a "qualified exchange or other market." We believe that the Nasdaq Global Select Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq Global Select Market or that the shares will be regularly traded for this purpose.

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

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a US Holder's US federal income tax liability and a US Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner. The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. Our shareholders are urged to consult their own tax advisor concerning the tax consequences of their particular situation.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income (including capital gains). In general, the regular corporate tax rate in Israel for 2014 and 2015 was 26.5%, and for 2016 was 25%. According to the New Amendment, the regular corporate tax for 2017 will decrease to a rate of 24% and, as of 2018 and thereafter, there will be a further reduction to 23%.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended

Under the Israeli law, Israeli subsidiary of the company are entitled to various tax benefits by virtue of the "Preferred Enterprise" status that was granted to their production under the "Investment Law". There can be no assurance that those Israeli subsidiaries will continue to qualify as "Preferred Enterprises" in the future or that the benefits will be granted in the future.

Reform of the Investments Law under the 2010 and 2013 Amendments

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which introduces a new status of "Preferred Company" and "Preferred Enterprise". The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years. The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include among others the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise's entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 15% for preferred income derived from industrial facilities located in located in areas which are not classifies as area A. In the tax year 2013 the reduced tax rate was 12.5%.

On August 5, 2013 the Israeli Parliament amended the Investments Law, by which, inter alia, it canceled the scheduled progressive reduction in the corporate tax rate for Preferred Enterprises and set it at 16% for enterprises located elsewhere as of January 1, 2014.

On December 2016 the Israeli Parliament amended the Investments Law, by which, inter alia, it reduced for Preferred Enterprises which is located in areas other than Development Zone A and set it at 7% for enterprises located elsewhere as of January 1, 2017.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of "preferred income" was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

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

The subsidiary elect to adopt the Investments Law's instructions as amended, commencing 2011.

Tax Benefits under the 2016 Amendment

In December 2016 new legislation amended the Investment Law (the "2016 Amendment"). Under the 2016 Amendment a new status of "Technological Preferred Enterprise" was introduced to the Investment Law.

 Technological Preferred Enterprise – an enterprise which is part of a consolidated group with consolidated revenues of less than ILS 10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property, and a Technological Preferred Enterprise in Development Zone A will be subject to tax at a rate of 7.5%.

 The implementation of the new tracks under the 2016 Amendment is subject to regulations to be promulgated by the Finance Minister by March 31, 2017. As such regulations have not yet been promulgated and as the definitive criteria to determine the tax benefits have not yet been established, it cannot be concluded that the legislation with respect to Technological Preferred Enterprises had been enacted or substantively enacted as of that date.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence.  In accordance with the provisions of Israeli-controlled foreign corporation rules, certain income of a non-Israeli subsidiary, if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or income from capital gains), may be deemed distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation.  An Israeli company that is subject to Israeli taxes on such deemed dividend income of its non-Israeli subsidiaries may generally receive a credit for non-Israeli income taxes paid by the subsidiary in its country of residence or are to be withheld from the actual dividend distributions.

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

Taxation of our shareholders

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a "Substantial Shareholder" (as defined below) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A "substantial shareholder" is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, hold, directly or indirectly, at least 10% of any of the "means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from by Israeli resident company on the sale of shares, whether listed on a stock market or not, is the corporate tax rate in Israel.

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year) (NIS 803,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which exceeds such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Income Tax Ordinance enacted in December 2016, for 2017 and subsequent years the rate of High Income Tax will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year).

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently up to 48% for individuals in 2014). Amendment No. 234 to the Income Tax Ordinance was a decrease of 1% and stands at 47% on January 1, 2017.

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a "Substantial Shareholder" (as defined above) at any time during the 12-month period preceding such distribution. A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise will be generally subject to a withholding tax rate of 20%. An individual whose taxable income during a tax year is in excess of NIS 810,720, will be liable for an additional 2% on the portion that is in excess of NIS 810,720. from January 1, 2017 taxpayers having taxable income of NIS 640,000 will be subject to an additional tax payment at the rate of 2% (and commencing from January 1, 2017 – an additional tax payment at the rate of 3%) on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid from income derived from Preferred Enterprises and Technological Preferred Enterprise are subject to withholding at the rate of 20%.

Any dividends distributed to foreign companies, as defined in the Investment law, derived from income from the Technological Preferred Enterprise will be subject to tax at a rate of 4%.

Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the corporate tax rate.

Taxation of non-Israeli shareholders on receipt of dividends.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Dividends paid from income derived from Approved or Benefited Enterprises are subject to withholding at the rate of 15%, or 4% for Benefited Enterprises in the Ireland Track. Dividends paid from income derived from Approved or Preferred Enterprises will be subject to withholding at the rate of 20%. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company's gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange (our shares were delisted from Tel Aviv Stock Exchange on May 25, 2016) , and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. Furthermore, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) hold 25% or more of their means of control (i.e., the right to vote at the general meeting or to nominate directors or the chief executive officer), or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly;  In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, U.S. resident would be permitted to claim a credit for the Israeli taxes against the U.S. federal income tax impose with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes. In addition, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12‑month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.  Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

 Additionally, according to Income Tax Regulations (Tax Exemption for Foreign Residents on Capital Gains From the Sale of a Security) 5763-2003, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that the capital gain does not belong to the foreign resident's permanent business in Israel, the security was acquired by the foreign resident after the company's shares had been listed for trading on a foreign Exchange and the provisions of section 101 of the Ordinance, the provisions of the Adjustments Law and provisions under section 130A of the Ordinance do not apply to the capital gain, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

F.  DIVIDENDS AND PAYING AGENTS

Not applicable

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

           We are required to file reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the Securities and Exchange Commission may be inspected and copied at the Securities and Exchange Commission's public reference facilities described below. We are not required to file periodic information as frequently or as promptly as United States companies. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements; and our officers, directors and principal shareholders are exempt from the reporting and other provisions of Section 16 of the Exchange Act.

You may review a copy of our filings with the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission's public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such materials at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer we are now required to file through the Securities and Exchange Commission's EDGAR system and our periodic filings are therefore available on the Securities and Exchange Commission's Web site at http://www.sec.gov. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

I.  SUBSIDIARY INFORMATION

 Not applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          The principal market risks to which we are exposed as a result of our operations are foreign exchange rate risks and interest rate risks.

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2014, 2015 and 2016, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2014, 2015 and 2016, we derived approximately 10%,9% and 9.1% of our revenues in dollars, 46%, 48% and 47.9% in NIS, 36.5%, 33% and 35.6% in Brazilian Reals and 7.6% ,10% and 7.4% in Argentine Pesos, respectively. In fiscal years 2014, 2015 and 2016, , 14.8%,17% and 14.9% of our expenses were incurred in dollars, 46.7%,46% and 51.4% in NIS, 30.8%,27% and 27% in Brazilian Reals and 7.7%,10% and 6.7% in Argentine Pesos, respectively.

Exchange differences upon conversion of our financial results from our functional currency to dollars (our presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2016, accumulated other comprehensive income increased by 5.6 million as compared to the year 2015. In 2015, accumulated other comprehensive income decreased by $14.7 million as compared to the year 2014. In 2014, accumulated other comprehensive income decreased by $13.4 million as compared to the year 2013.

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

	Year Ended December 31,
	2014		2015		2016
	Actual	At 2013 exchange rates(1)	Actual	At 2014 exchange rates(1)	Actual	At 2015 exchange rates(1)
	(In US$ thousands)
Revenues	182,127	193,977	175,628	209,186	199,574	211,098
Gross profit	97,133	103,871	89,881	107,375	102,031	108,297
Operating income	45,870	49,437	40,644	50,749	47,998	52,131

 (1)   Non GAAP, based on average exchange rates during the period.

 Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, "Derivatives and Hedging" the results of which are reflected in our income statements as revenues or cost of revenues. Currently, the item most likely to be affected by the foreign currency risk is our inventory purchase price. Therefore, from time to time, we enter into such forward contracts, generally of 3 to 20 months' duration in order to hedge a portion of our foreign currency risk on the inventory purchase price. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our cost of revenues, gross profit and operating income to fluctuate. See Note 19 to our consolidated financial statements included elsewhere in this report.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.A  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.      CONTROLS AND PROCEDURES

   (A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC's rules and forms.

  (B) Management's Annual Report on Internal Control Over Financial Reporting

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

 Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2016, our internal control over financial reporting is effective.
Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2016 and such report is included elsewhere in this Form 20 -F.
Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

  (C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not audit the internal control over financial reporting of Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary of the Company, whose financial statements reflect total assets and revenues constituting 7.3 and 7.4 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.  Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to the Company taken as a whole, is based solely on the report of other auditors.

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

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2016 and our report dated April 27, 2017, expressed an unqualified opinion on those financial statements.

/s/FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ituran de Argentina S.A.

We have audited the internal control over financial reporting of Ituran de Argentina S.A. (the “Company”) as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Report on internal control over financial reporting. Our responsibility is to express an opinion on Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements of the Company as of and for the year ended December 31, 2016 and our report dated February 6, 2017 expressed an unqualified opinion on those financial statements
Gonzalo Urien Berri
Estudio Urien & Asociados
Buenos Aires, Argentina
February 6, 2017

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

 Our board of directors determined that Mr. Israel Baron, one of our independent directors, is an "audit committee financial expert", as defined by the applicable regulations promulgated under Section 407 of the Sarbanes-Oxley Act. For information concerning the experience of Mr. Baron, please refer to Item 6.A – Directors and Senior Management, above.

 ITEM 16B.  CODE OF ETHICS

 In 2005, we adopted a Code of Business Conduct and Ethics that applies to our senior management, including chief executive officer, chief financial officer, internal auditor and other individuals performing similar functions. Code of Business Conduct and Ethics was revised on February 26, 2017 as part of our Internal Compliance Program. The amendments were imposing on our employees stricter rules on compliance with Intellectual properties laws, compliance with Foreign Corrupt Practices Act, restrictions and rules on posting information on Ituran on social media and online networking websites, adding additional disciplinary measures and providing contact details of our compliance officer. The Code of Business Conduct and Ethics has been posted on our website at www.ituran.com.

 ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

 Fahn Kanne & Co. Grant Thornton Israel ("Grant Thornton"), has served as our independent auditors. On December 28, 2016 they been re-elected by our shareholders to serve as our independent auditors for the year 2016, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2015 and 2016:

	2015	2016
	(in thousands, USD)
Audit Fees (1)	242	276
Tax Fees (2)	0	9
Total	242	285

(1)
The audit fees for the years ended December 31, 2015 and 2016 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements and statutory audits of Ituran.

(2)	Consists of all tax related services.

Our audit committee has pre-approved the above audit and non-audit services provided by Grant Thornton, during the years 2015 and 2016, up to a certain amount.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2016, the Company did not purchase any of its shares.

ITEM 16F.  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

 Under NASDAQ Marketplace Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the Rule 5600 series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d). A foreign private issuer that elects to follow a home country practice instead of any of such provisions, must disclose in its annual reports each requirement that it does not follow, describe the home country practice followed by the company in lieu of such requirements, and satisfy the voting rights (Rule 5640)  requirements, have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii). In reliance upon Rule 5615(a)(3), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of independent board members  or that independent directors have regularly scheduled meetings at which only independent directors are present , or (iii) independent oversight of director nominations. As a result, we have elected to follow Israeli law regarding the independence requirements of our board of directors. See "External directors" above. In addition, in Israel it is not required for a public company to disclose third party director and nominee compensation (except compensation of the top 5 highest paid officers (see "Item 6B – " COMPENSATION"), and as result we have elected to follow Israeli law in lieu of the requirement of Rule 5250(b)(3).

In addition, our board of directors has not appointed a nominating committee and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors. In our case, board of directors members are nominated by our board of directors, as is the custom in Israel.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

See "Item 18—Financial Statements."

ITEM 18.  FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms' reports are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Income	F-5
Consolidated Statements of Comprehensive Income	F-6
Consolidated Statement of Changes in Equity	F-7-F-8
Consolidated Statements of Cash Flows	F-9-F-10
Notes to Consolidated Financial Statements	F-11-F-45

ITEM 19.  EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

4.1	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.2	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.2(a)	Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012. (6)
4.3	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(4)
4.4	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.5	Form of Directors' Letter of Indemnity (English translation). (6)
4.6	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (2) *
4.7	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.8	Ituran Location & Control Compensation Policy, as approved on November 7, 2016
4.9	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (6)
4.9(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd.
4.10	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (6)
4.10(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky.
4.11	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (6)
4.11(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky
4.12	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (6)
4.12(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky.
8	List of significant subsidiaries
11	Code of Business Conduct and Ethics as amended on February 26, 2017.
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).

13
Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

(1)	Filed as an exhibit to the Registrant's Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005, and incorporated herein by reference.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	The current lessee under this agreement is the Registrant.

(5)	Filed as an exhibit to Form 13G of Yehuda Kahane for the year ended December 31, 2014, filed on February 17, 2015, and incorporated herein by reference.

(6)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2016

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM BOARD OF DIRECTORS AND STOCKHOLDERS ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and Subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Ituran Argentina S.A. (Ituran Argentina), a subsidiary of the Company, which statements reflect total assets constituting 7.3% and 9.2%, respectively, of consolidated total assets as of December 31, 2016 and 2015, and revenues of 7.4%, 9.9% and 7.6%, respectively, of consolidated total revenues for the years ended December 31, 2016, 2015 and 2014 respectively. Those financial statements were audited by other auditors, whose report thereon have been furnished to us, and our opinion insofar as it relates to the amounts included for Ituran Argentina, is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ituran Location and Control Ltd. and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 27, 2017 expressed an unqualified opinion.

FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)
Tel-Aviv, Israel
April 27, 2017

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2016	2015

Current assets
Cash and cash equivalents	31,087	27,016
Investment in marketable securities	398	2,035
Accounts receivable (net of allowance for doubtful accounts)	33,865	27,436
Other current assets (Note 2)	35,522	22,437
Inventories (Note 3)	14,351	12,781
	115,223	91,705

Long-term investments and other assets
Investments in affiliated company (Note 4A)	11,975	4,705
Investments in other company (Note 4B)	85	78
Other non-current assets (Note 5)	1,515	1,166
Deferred income taxes (Note 15)	2,280	2,279
Funds in respect of employee rights upon retirement	7,868	7,174
	23,723	15,402

Property and equipment, net (Note 6)	35,644	31,514

Intangible assets, net (Note 7)	23	26

Goodwill (Note 8)	3,406	3,356

Total assets	178,019	142,003

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2016	2015

Current liabilities
Credit from banking institutions (Note 9)	3	155
Accounts payable	18,624	10,466
Deferred revenues	10,762	9,210
Other current liabilities (Note 10)	26,738	21,750
	56,127	41,581

Long-term liabilities
Liability for employee rights upon retirement	11,751	10,637
Provision for contingencies	435	622
Deferred revenues	1,034	973
Other non-current	501	369
	13,721	12,601

Contingent liabilities (Note 11)

Equity:
Stockholders’ equity (Note 12)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2016 and 2015 – 60,000,000 shares
Issued and outstanding – December 31, 2016 and 2015 – 23,475,431 shares
Additional paid- in capital	71,550	71,550
Accumulated other comprehensive income	(12,967)	(17,520)
Retained earnings	71,717	57,739
Treasury stock at cost – December 31, 2016 and 2015 – 2,507,314 shares	(30,054)	(30,054)
Stockholders’ equity	102,229	83,698
Non-controlling interests	5,942	4,123
Total equity	108,171	87,821

Total liabilities and equity	178,019	142,003

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2016	2015	2014

Revenues:
Location based services	141,940	127,683	133,692
Wireless communications products	57,634	47,945	48,435
	199,574	175,628	182,127

Cost of revenues:
Location based services	48,916	46,823	46,852
Wireless communications products	48,627	38,924	38,142
	97,543	85,747	84,994

Gross profit	102,031	89,881	97,133
Research and development expenses	2,895	2,401	2,526
Selling and marketing expenses	10,074	9,303	9,264
General and administrative expenses	40,228	37,801	38,617
Other (income) expenses, net (Note 13)	836	(268)	856
Operating income	47,998	40,644	45,870

Financing income, net (Note 14)	2,056	1,189	1,704
Income before income tax	50,054	41,833	47,574
Income tax expenses (Note 15)	(14,877)	(12,822)	(14,246)
Share in losses of affiliated companies, net (Note 4A)	(449)	(2,439)	(421)
Net income for the year	34,728	26,572	32,907
Less: Net income attributable to non-controlling interest	(2,589)	(1,601)	(2,478)
Net income attributable to the Company	32,139	24,971	30,429

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	1.53	1.19	1.45

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014

Net income for the year	34,728	26,572	32,907

Other comprehensive gain (loss), net of tax:
Foreign currency translation adjustments	5,558	(14,703)	(13,354)
Unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge	(50)	85	2,331
Reclassification of net gains realized to net income	(731)	(1,188)	(29)
Other comprehensive gain (loss), net of tax	4,777	(15,806)	(11,052)

Comprehensive income	39,505	10,766	21,855
Less: comprehensive income attributable to non-controlling interests	(2,813)	(1,465)	(1,884)
Comprehensive income attributable to the Company	36,692	9,301	19,971

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

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2016	23,476	1,983	71,550	(17,520)	57,739	(30,054)	4,123	87,821
Changes during 2016:
Net income	-	-	-	-	32,139	-	2,589	34,728
Other comprehensive loss	-	-	-	4,553	-	-	224	4,777
Dividend paid to non-controlling interests	-	-	-	-	-	-	(994)	(994)
Dividend paid	-	-	-	-	(13,968)	-	-	(13,968)
Dividend declared	-	-	-	-	(4,193)	-	-	(4,193)
Balance as of December 31, 2016	23,476	1,983	71,550	(12,967)	71,717	(30,054)	5,942	108,171

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014
Cash flows from operating activities
Net income for the year	34,728	26,572	32,907
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill and other intangibles	11,635	11,962	12,219
Gain from sale of subsidiary, net (Appendix A)	-	(951)	-
Exchange differences on principal of deposit and loans, net	-	-	(23)
Gains in respect of trading marketable securities	(115)	(666)	(133)
Increase in liability for employee rights upon retirement	890	717	1,655
Share in losses of affiliated companies, net	449	2,439	421
Deferred income taxes	(1,114)	(85)	(737)
Capital (gain) losses on sale of property and equipment, net	(52)	(31)	(270)
Decrease (increase) in accounts receivable	(4,552)	117	(1,864)
Decrease (increase) in other current and non-current assets	(5,033)	(879)	(4,749)
Decrease (increase) in inventories	(1,424)	(658)	783
Increase (decrease) in accounts payable	5,884	(1,176)	927
Increase (decrease) in deferred revenues	(1,122)	(246)	749
Increase (decrease) in other current and non-current liabilities	1,298	(1,201)	(4,154)
Net cash provided by operating activities	41,472	35,914	37,731

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(644)	(804)	(708)
Capital expenditures	(13,645)	(18,724)	(14,976)
Investment in affiliated company	(8,920)	(5,966)	-
Investment in marketable securities	(3,154)	(11)	(2,771)
Repayment of loans from affiliated companies	1,512	-	-
Deposit in escrow	-	-	5,005
Proceeds from (Investment in) long - term deposit	16	(341)	(283)
Proceeds from sale of property and equipment	342	406	489
Sale of marketable securities	4,633	-	-
Sale of subsidiary (Appendix A)	-	(266)	-
Net cash used in investment activities	(19,860)	(25,706)	(13,244)

Cash flows from financing activities
Short term credit from banking institutions, net	(152)	160	(38)
Acquisition of non-controlling interests	-	-	(500)
Dividend paid	(17,088)	(17,590)	(19,324)
Dividend paid to non-controlling interests	(994)	(1,229)	(2,564)
Net cash used in financing activities	(18,234)	(18,659)	(22,426)

Effect of exchange rate changes on cash and cash equivalents	693	(2,951)	(5,340)

Net increase (decrease) in cash and cash equivalents	4,071	(11,402)	(3,279)
Balance of cash and cash equivalents at beginning of year	27,016	38,418	41,697
Balance of cash and cash equivalents at end of year	31,087	27,016	38,418

Supplementary information on investing and financing activities not involving cash flows:

During the years, 2016 and 2015, the Company purchased property and equipment in an amount US$ 224 thousand and US$ 40 thousand, respectively, using a directly related liability.

In November 2016, the Company declared a dividend in the amount of US$ 4.2 million.  The dividend was paid in January 2017.

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
(266)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014

Interest paid	324	203	397

Income taxes paid, net of refunds	17,699	10,181	15,078

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of Location based services and machine-to-machine Wireless communications products for use in stolen vehicle recovery, fleet management and other applications.

The Group operates through subsidiaries in Brazil and Argentina, which generates revenues in their respective local currencies. The local currencies of such countries have been subject to significant fluctuations in recent years and the exchange rate of the Argentinian Pezo to the US Dollar (the presentation currency of the Group) was decreased significantly during fiscal year 2016.

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

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reported in other comprehensive income and are reflected in equity, under “accumulated other comprehensive income (loss)”. Translation gains and losses resulting from changes in exchange rates used in the translation of intercompany balances that are long term investment nature (i.e. which their settlement is not planned or anticipated) are also included in other comprehensive income (loss).

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar			Israeli CPI(*)
	NIS	Real	Pezo
At December 31,
2016	3.845	3.2591	15.850	112.59 points
2015	3.902	3.9048	13.005	112.82 points
2014	3.889	2.6562	8.552	113.96 points
Increase (decrease) during the year:
2016	(1.46)%	(16.54)%	21.87%	(0.2)%
2015	0.33%	47.01%	52.07%	(1.0)%
2014	12.04%	13.39%	31.21%	(0.2)%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average 100.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	General (cont.)

3.	Basis of presentation

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to legal contingencies, revenue recognition and related deferred expenses, deferred taxes and tax liabilities and uncertainties.

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

Changes in the Company ownership interest in a subsidiary while the control is retained are accounted for as equity transactions and accordingly no gain or loss is recognized in consolidated net income or comprehensive income. Upon such transaction, the carrying amount of the non-controlling interest is adjusted to reflect the change in its ownership interest in the subsidiary and any difference between the fair value of the consideration received or paid and the amount by which the non-controlling interest was adjusted is recognized in additional paid-in capital.

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

Trading gains for the years 2016, 2015 and 2014 amounted to approximately US$ 115,000, US$ 666,000 and US$ 133,000 respectively.

E.       Treasury stock

Company shares held by the Company are presented as a reduction of equity, at their cost, under the caption “Treasury Stock”. Gains and losses upon sale of these shares, net of related income taxes, are recorded as additional paid in capital.

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

The allowance in respect of accounts receivable at December 31, 2016 and 2015 was US$ 2,180,000 and US$ 2,063,000, respectively.

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

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During 2016 and 2015, no impairment was identified.

Investments in companies in which the company no longer has significant influence, are classified as "investments in other companies".  See I. below.

I.	Investment in other company

Non-marketable investment in other company in which the Company does not have a controlling interest nor significant influence is accounted for at cost, net of write down for any permanent decrease in value.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J.	Derivatives (cont.)

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

The Group’s long-lived assets (including finite-lived intangible assets) are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value (see also Note 1N).

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.	Income taxes (cont.)

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

As of December 31, 2016 the company had two reporting units that include goodwill (three in 2015 and four in 2014)

The Company performed a qualitative assessment for two reporting units as of December 31, 2016 and 2015, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For other reporting units (two in 2014, one in 2015 and zero in 2016), operating in Israel, the Company elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

N.	Goodwill and intangible assets (cont.)

1.	(cont.)

As a result, during 2015 and 2014, the Company recorded a goodwill impairment loss in an amount of US$ 674,000 and US$ 879,000, respectively.  See Note 8.

2.
Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2016 the remaining intangible assets are amortized over a period of 10 years.

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

Severance expenses for the years ended December 31, 2016, 2015 and 2014, amounted to US$ 1,595,000 US$ 1,386,000 and US$ 1,460,000, respectively.

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

Advertising expenses for the years ended December 31, 2016, 2015 and 2014 amounted to US$ 6.9 million, US$ 6.8 million and US$ 6.7 million, respectively.  Advertising expenses are presented among "selling and marketing expenses".

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

V.      Fair value measurements (cont.)

The Company also measures certain non-financial assets, consisting mainly goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see 1N and 1L above).

As of December 31, 2015, the Company measured the fair value of goodwill with a total carrying amount of US$ 0.7 million (before the recognition of an impairment loss) that is allocated to one reporting unit.  As a result of the above impairment test, the Company recorded an impairment loss of goodwill in an amount of US$ 0.7 million, to its implied fair value of US$ 0 million. The fair value measurement of the non-financial assets was classified as level 3.

As of December 31, 2016, management determined based on qualitative assessment, that there is no need to perform fair value measurement of the remaining balance of goodwill.

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

Such installation activities was determined not to represent separate earnings process for revenue recognition purposes in accordance with the principles of ASC Topic 605-25, "Multiple-Element Arrangements" as they has been determined not to have a value on a stand-alone basis to the customer.

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

Prepaid expenses, consist of amounts paid by the Brazilian subsidiary to insurance companies as a prepaid insurance on behalf of its customers as part of bundle transactions of SVR services together with insurance services to be supplied by a third party insurance company. Under such transactions, the customers are required accordingly to pay the Brazilian subsidiary a monthly fee for all the bundled services (see Note 1Q regarding the revenue recognition of bundle transactions). The insurance companies are obligated to refund any unearned insurance amounts to the Brazilian subsidiary in the event of cancelation by the customers. The prepaid expenses are amortized over the contractual life of the insurance service with the insurance company (usually 12 months) by the straight-line method. The amortization is netted against the monthly receipts from customers for the bundled services.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

X.	Stock-based compensation

The Company measures and recognizes compensation expense for cash bonuses to senior employees, which are based, or partly based, on the price of the Company’s shares in accordance with ASC 718 -30, "Compensation-Stock Compensation - Awards Classified as Liabilities" (See Note 17 C regarding "Excess Return Cash Incentives").

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

Accounting Standard Update 2014-09, "Revenue from Contracts with Customers"

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

During 2016, the FASB issued several Accounting Standard Updates that focuses on certain implementation issues of the new revenue recognition guidance including Narrow-Scope Improvements and Practical Expedients, Principal versus Agent Considerations and Identifying Performance Obligations and Licensing.

An entity should apply the amendments in this ASU using one of the following two methods: 1. Retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients (full retrospective method), or, 2. Retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application (the cumulative catch-up transition method or modified retrospective method). If an entity elects the latter transition method, it also should provide certain additional disclosures.

For a public entity, the amendments in ASU 2014-09 (including the amendments introduced through recent ASU's) are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period (the first quarter of fiscal year 2018 for the Company). Early application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company intends to adopt ASU 2014-09 as of January 1, 2018. The Company currently anticipates adopting the standard using the modified retrospective method rather than full retrospective method.

The Company is in the process of evaluation the impact of ASU 2014-09 on its revenue streams and selling contracts, if any, and on its financial reporting and disclosures. At this stage, management believes that the standard will not have significant effect on the timing of recognizing revenues from SVR services subscription fees, as such services are recognized monthly, or the timing of recognizing revenues from sales of products. However, the process of evaluation the impact of ASU 2014-09 implications has not been completed yet. Management is expecting to complete the evaluation of the impact of the accounting and disclosure changes on the business processes, controls and systems throughout 2017.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Z.	Recently issued accounting pronouncements (cont.)

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Z.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update 2016-02, "Leases" (cont.)

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

Accounting Standards Update 2016-18, “Restricted Cash”

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) ("ASU 2016-18").

The amendments in ASU 2016-18 apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The amendments require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

For public business entities, ASU 2016-18 will be effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The amendments should be applied using a retrospective transition method to each period presented.

Management does not believe that the provisions of ASU 2016-18 will have a significant effect on its consolidated financial statements.

Accounting Standards Update No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04").

ASU 2017-04 eliminate Step 2 from the goodwill impairment test, to simplify the subsequent measurement of goodwill. In accordance with the new guidance, the annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Z.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (cont.)

The amendments should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition.

A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.

Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

Management does not believe that the provisions of ASU 2017-04 will have a significant effect on its consolidated financial statements.

Accounting Standards Update No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”

In June 2016, The FASB has issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”).

The ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations.

ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates.

Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. Organizations will continue to use judgment to determine which loss estimation method is appropriate for their circumstances.

ASU 2016-13 requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements.

In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.

ASU 2016-13 is effective for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities).

 Early application will be permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.

The Company is in the process of assessing the impact, if any, of ASU 2016-13 on its consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2016	2015
Prepaid expenses	22,358	10,960
Government institutions	4,068	1,910
Deferred installation expenses	3,000	2,403
Deferred income taxes (*)	4,034	2,752
Advances to suppliers	127	84
Employees	540	389
Forward Exchange Contracts	-	1,063
Others	1,395	2,876
	35,522	22,437

(*)	See Note 15.

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2016	2015
Finished products	7,793	8,833
Raw materials	6,558	3,948
	14,351	12,781

NOTE 4          -    INVESTMENTS IN AFFILIATED AND OTHER COMPANY

A.	Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2016	2015
Bringg (see 1 below)	3,408	3,082
RTI (see 2 below)	8,387	(666)
IRT (see 2 below)	(266)	1,662
IRTA (see 2 below)	446	627
	11,975	4,705

1.	BRINGG Delivery Technologies Ltd. ("BRINGG") Formerly Overvyoo Ltd.

In December 2013, the Company invested $1.4 million in Bringg Delivery Technologies Ltd. ("Bringg") (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. In January and July 2015, the Company invested additional amounts of $1.1 million and US$2 million in Bringg, respectively. During November 2015 and July 2016, additional investors not related to Ituran, invested in Bringg, which reduced the percentage from 45% to 38.96% of the shares held by Ituran in Bringg, as at December 31, 2016.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANY (Cont.)

A.	Investment in affiliated companies (Cont.)

2.
In September 2015, one of the largest global road vehicles manufacturers signed a four year agreement with Ituran Road Track Monitoramento De Veiculos Ltda. ("IRT") to offer Ituran's services in the Brazilian market (such as vehicle security, personal safety, remote diagnostic, web and app application and concierge). The agreement has a long-term timeframe.

On May 2016, the same global automaker signed a four year agreement with Ituran Road Track Argentina S.A ("IRTA") to offer telematics services in the Argentinian market.

These services are provided through a joint venture as follows:

2.1	ITURAN ROAD TRACK MONITORAMENTO De Veiculos Ltda.

In February 2015, IRT was established as a joint venture between Ituran and Road Track in order to offer Ituran's services to the Brazilian market. Since IRT's inception and as at balance sheet date, Ituran holds 50% of the shares of IRT. IRT is jointly controlled and therefore is not consolidated in the company's financial statements.

2.2	RTI URUGUAY S.A. ("RTI")

In March 2015, RTI was established as a joint venture between Ituran and Road Track in order to provide automatic vehicle location equipment to the same global road vehicles manufacturers as mentioned in section 2 above. Since RTI's inception and as at balance sheet date, Ituran holds 50% of the shares of RTI. RTI is jointly controlled and therefore is not consolidated in the company's financial statements.

As of December 31, 2016, the Company's investment included long-term loans in the amount of US$ 7.5 million. The loan bears an annual interest of Libor plus 3.5%. The maturity of the loan has not yet been determined.

2.3	ITURAN ROAD TRACK ARGENTINA S.A

In October 2015, IRTA was established as a joint venture between Ituran and Road Track in order to offer Ituran's services in the Argentinian market. Since IRTA's inception and as at balance sheet date, Ituran holds 50% of the shares of IRTA. IRTA is jointly controlled and therefore is not consolidated in the company's financial statements.

As of December 31, 2016, the Company's investment included long-term loans in the amount of US$ 1 million. The loan bears an annual interest of 25%. The maturity of the loan has not yet been determined

B.	Investment in other company

Locationet Systems Ltd. (“Locationet”)

The Company holds 19.15% of the shares of Locationet.

The balance of the Company’s investment in Locationet as of December 31, 2016 and 2015 was US$ 85,000 and US$ 78,000 respectively.

NOTE 5	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2016	2015

Deferred installation expenses	682	488
Deposits	833	678
	1,515	1,166

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2016	2015
Cost :
Operating equipment (*)	48,598	43,740
Office furniture, equipment and computers	26,992	24,790
Land	1,022	1,022
Buildings	1,888	1,845
Vehicles	4,924	3,810
Leasehold improvements	4,176	3,616
	87,600	78,823
Less – accumulated depreciation and amortization (**)	(51,956)	(47,309)
Total property and equipment, net	35,644	31,514

(*)	As December 31, 2016 and 2015, an amount of US$ 28.6 million and US$ 26 million is subject to operating lease transactions, respectively.

(**)	As at December 31, 2016 and 2015, an amount of US$ 12.5 million and US$ 10.4 million is subject to operating lease transactions, respectively.

B.
In the years ended December 31, 2016, 2015 and 2014, depreciation expense was US$ 11.6 million, US$ 10.9 million and US$ 11.2 million, respectively and additional equipment was purchased in an amount of US$ 13.6 million, US$ 18.7 million and US$ 15 million, respectively.

NOTE 7	-	INTANGIBLE ASSETS, NET

A.	Intangible assets

As December 31, 2016 and 2015, the remaining balance of intangible assets consists of unamortized balance of patents in an amount of 23,000 and 26,000 respectively.

Amortization and impairment of intangible assets amounted to US$ 0, US$ 430,000 and US$ 231,000 for the years ended December 31, 2016, 2015 and 2014, respectively.  As of December 31, 2016, the estimated aggregate amortization of intangible assets for the next five years is as follows:  2017-3,000 and thereafter – 20,000.

The impairment was included in "other expenses, net" (see Note 13).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015 are as follows:

	US dollars
	Location based services	Wireless communications products	Total
(in thousands)
Balance as of January 1, 2015 (*)	1,544	2,497	4,041
Changes during 2015:
Impairment (see B. below)	-	(674)	(674)
Translation differences	(5)	(6)	(11)
Balance as of December 31, 2015	1,539	1,817	3,356
Changes during 2016:
Translation differences	23	27	50
Balance as of December 31, 2016	1,562	1,844	3,406

(*)	The accumulated amount of impairment loss as of December 31, 2016, December 31, 2015 and December 31, 2014 was US$ 7,098,000, US$ 7,098,000 and US$ 6,424,000, respectively.

B.	During 2015 and 2014, the Company recorded an amount of US$ 674,000 and US$ 879,000, respectively, as impairment with respect to goodwill. No impairment was recognized in 2016.

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

See Note 1V regarding fair value measurements.

NOTE 9	-	CREDIT FROM BANKING INSTITUTIONS

Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2016, aggregated to US$ 0.8 million.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2016	2015

Accrued expenses	12,048	7,439
Accrued payroll and related taxes	5,002	4,255
Government institutions	4,747	5,742
Related party	3	2
Accrued dividend	4,191	3,128
Others	747	1,184
	26,738	21,750

NOTE 11	-	CONTINGENT LIABILITIES

A.	Claims

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

2.
On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue.  The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue.  On March 15, 2016,we have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on Sept. 2016 we filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. We are currently waiting for the court to analyze our last request. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, as the assessment based on wrong assumption, since offsetting proceedings did not have any tax effect and the chances of our success are more likely than not. As of December 31, 2016, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$12.1 million.

3.
On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on December 31, 2016 to R$ 3,049,156 (approximately US$ 915,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on December 31, 2016 amounts to R$ 4,689,289 (approximately US$ 1,407,000), to FUST tax assessment for the year 2010 which including interest and penalties, on December 31, 2016 amounts to R$ 3,350,843 (approximately US$ 1,005,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on December 31, 2016 amounts to R$ 3,191,219 (approximately US$ 957,000). Due to the such last tax assessment, on December 31, 2015, the aggregate amount claimed by Anatel increased to approximately R$ 14.3 million (approximately US$ 4.3 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not and accordingly no provision has been made. We have filed our defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014,our defense for the year 2011 (and January 2012) was filed on February 2016 and our Defense for the year 2012 was filed on February 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUST claims.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

4.
On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on December 31, 2016 amounts to R$ 1,313,719  (approximately US$ 395,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 31, 2016 amounts to R$ 880,140 (approximately US$ 264,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 31, 2016 amounts to R$ 861,599 (approximately US$ 260,000),to FUNTELL tax assessment for the year 2010 which including interest and penalties, on December 31, 2016 amounts to R$ 1,198,362 (approximately US$ 360,000) and 2011 which on December 31, 2016 amounts to R$ 1,185,316 (approximately US$ 356,000) including interest and penalties. Due to the such last tax assessment, on December 31, 2016, the aggregate amount claimed by Anatel increased to approximately R$ 5.4 million (approximately US$ 1.64 million). The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not and accordingly no provision has been made. We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUNTELL

5.
On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, Israel, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 77 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016, and a first preliminary hearing took place on January 4th, 2017 A class action lawsuit based on similar claims, against the Company, which description was filed with sect on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 7,900). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on an opinion of its legal counsels, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success, however based on the documents of the claim, the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

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

1.
As of December 31, 2016, minimum future rentals under operating leases of buildings and base station sites for periods in excess of one year were as follows: 2017 – US$ 2.4 million, 2018 – US$ 1.6 million, 2019 – US$ 1.3 million, 2020 – US$ 0.7 million and 2021 – US$ 0.3 million.

The leasing fees expensed in each of the years ended December 31, 2016, 2015 and 2014, were US$ 2.6 million, US$ 2.5 million and US$ 2.5 million, respectively.

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

As of December 31, 2016, the Company is obliged to purchase from Telematics products in an aggregate amount of approximately US$ 13.1 million (2017 – US$ 7.1 million, 2018 – US$ 6 million).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	STOCKHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31, 2016 and 2015	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2.	Since May 1998, the Company has been trading its shares on the Tel-Aviv Stock Exchange (“TASE”). On September 2005, the Company registered its Ordinary shares for trade in the United States.

3.
The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

4.	As of December 31, 2016, 2015 and 2014, 2,507,314 ordinary shares representing 10.7% of the share capital of the Company is held by the company as treasury shares.

5.	Shares of the Company held by the company have no voting rights.

6.
On February 24, 2016 the company issued a press release announcing that its Board of Directors has resolved to act to voluntarily delist it’s ordinary shares from trading on the Tel Aviv Stock Exchange. Such delisting became effective as of May 25, 2016 with the last trading date on the Tel Aviv Stock Exchange being May 23, 2016.

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

3.
On February 27, 2017, the board of directors approved a change in the dividend policy. The new policy calls for a dividend of $5 million, at minimum per quarter, this new policy goes into force starting from the dividend for the first quarter 2017.

4.	Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel are converted into dollars on the basis of the exchange rate prevailing at the date of declaration.

5.	During 2014, the Company declared dividends totaling an amount of approximately US$ 20.2 million. These dividends were paid during 2014 and January 2015.

6.	During 2015, the Company declared dividends in an amount of approximately US$ 16.3 million. These dividends were paid during 2015 and January 2016.

7.	During 2016, the Company declared dividends in an amount of approximately US$ 18.2 million. These dividends were paid during 2016 and January 2017.

8.	In February 2017, the Company declared a dividend in the amount of US 0.40 dollar per share, totaling approximately US$ 8.5 million. The dividend was paid in April 2017.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	OTHER (INCOME) EXPENSES, NET

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014
Adjustment of purchase price of subsidiary sold	-	(101)	-
Impairment of goodwill and intangible assets (2)	-	929	922
Gain on sale of subsidiary (1)	-	(951)	-
prior years expenses	940	-	-
Other	(104)	(145)	(66)
	836	(268)	856

(1)	On December 31, 2015, the Company sold its entire holding in the subsidiary Mapa Internet Ltd. for a total consideration of NIS 2.3 million (approximately US$ 600,000).

Management does not believe that the sale of Mapa internet Ltd represents a strategic shift for the company. As a result, the above transaction has not been reflected in the accompanying consolidated financial statements as discontinued operations

(2)	See Notes 7, 8 and 1N.

NOTE 14	-	FINANCING INCOME, NET

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014

Short-term interest expenses, commissions and other	46	77	14
Gains in respect of marketable securities	115	666	133
Interest income in respect of long-term loans	225	-	-
Interest income in respect of deposits	1,944	773	982
Exchange rate differences and others, net	(274)	(327)	575
	2,056	1,189	1,704

NOTE 15	-	INCOME TAX

A.      Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014
Income taxes (tax benefit):
Current taxes:
In Israel	5,581	6,279	7,564
Outside Israel	10,303	6,089	7,630
	15,884	12,368	15,194
Deferred taxes:
In Israel	91	(121)	(471)
Outside Israel	(1,179)	206	(432)
	(1,088)	85	(903)
Taxes in respect of prior years:
In Israel	81	369	-
Outside Israel	-	-	(45)
	81	369	(45)
	14,877	12,822	14,246

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

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

On December 22, 2016, the Israeli parliament passed the Law for Economic Efficiency (Legislative Amendments for Achieving Budget Objectives in the Budget Years 2017 and 2018) – 2016 (hereinafter – the “Economic Efficiency Law”) and on December 29, 2016, the Law was publicized in the Official Gazette. The Economic Efficiency Law, among other things, reduced the tax rate applicable to a preferred enterprise located in Development Zone A from 9% to 7.5% (the tax rate applicable to a preferred enterprise not located in Development Zone A remained unchanged at 16%). The Economic Efficiency Law also outlined new benefit tracks for preferred technology enterprises.

2.	As of December 31, 2016, only one Israeli subsidiary is entitled to a "Preferred Company" status pursuant to the investment law.

D.	Israeli corporate tax rates

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

H.      Carry forward foreign tax credits and tax losses

As of December 31, 2016, the Company's non-Israeli subsidiary in the United States has available carry forward foreign tax credits in an amount of approximately US$ 3.6 million. Most of such carry forward tax credits may be utilized until 2022.

I.	The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014
Pretax income	50,054	41,833	47,574
Statutory tax rate	25%	26.5%	26.5%
Tax computed at the ordinary tax rate	12,514	11,086	12,607
Nondeductible expenses (income)	766	526	10
Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	(151)	831	(304)
Deductible financial expenses recorded to other comprehensive income	90	(439)	(365)
Tax adjustment in respect of different tax rates	2,040	1,411	1,662
Taxes in respect of withholding at the source from royalties and dividends	95	78	615
Adjustment in respect of tax rate deriving from “approved enterprises”	(501)	(405)	(558)
Others	24	(266)	579
	14,877	12,822	14,246

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

J.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2016	2015
Deferred taxes included in other current assets:
Provision for employee related obligations	166	145
Provision for legal obligation and other	3,868	2,607
	4,034	2,752

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2016	2015
Long-term deferred income taxes:
Provision for employee related obligations	771	718
Carry forward tax losses and foreign tax credit	3,600	4,321
Temporary differences, net	1,185	1,237
	5,556	6,276
Valuation allowance	(3,276)	(3,997)
	2,280	2,279

	US dollars
	Year ended December 31,
(in thousands)	2016	2015
Deferred income taxes included in long-term investments and other assets	2,280	2,279
	2,280	2,279

K.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014
The Company and its Israeli subsidiaries	22,634	23,987	26,021
Non-Israeli subsidiaries	27,420	17,846	21,553
	50,054	41,833	47,574

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

L.	Uncertain tax positions

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

As of December 31, 2016 there are no uncertain tax positions

NOTE 16	-	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2016, 2015 and 2014, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	32,139	24,971	30,429

	Number of shares
	Year ended December 31,
(in thousands)	2016	2015	2014
Weighted average number of shares used in the computation of basic and diluted earnings per share	20,968	20,968	20,968

NOTE 17	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2016, US$ 331 thousand and US$ 160 thousand, respectively (In 2015 US$ 304 thousand and US$ 168 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 368 thousand (US$ 96 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies, (US$ 79 thousand and US$ 52 thousand in 2015 and 2014, respectively).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	RELATED PARTIES (cont.)

B.
In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 3,900) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2016, 2015 and 2014 was approximately US$ 52,000, US$ 57,000 and US$ 62,000, respectively.

C.
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

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide  services as independent contractors, which shall be entitled to a monthly payment of NIS 225,000, 175,000, 175,000 and 125,000 respectively plus VAT, linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On November 7, 2016 the Company's general meeting of shareholders has reapproved the service agreements for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

Each of the above agreements also provides that the executives may request to provide their services to the Company as employees, and not through a service provider, and in such event, the they shall execute an employment agreement with the Company, in lieu of the above service agreements, which shall also set forth the provisions of social security and other benefits that the Company usually grants its senior executive officers (which may not deviate from the provisions of the Compensation policy in this respect). In any event, it was agreed that the nature of the agreement pursuant to which the services are provided shall not affect the company's provision of the services as set forth in the service agreements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	RELATED PARTIES (cont.)

C.      (cont.)

The terms of the Cash incentives applicable to the "Executive Offices Holders", as set forth in their agreements referred to above (the "Agreements"), are as follows:

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

•
"Excess Return Cash Incentives" means that at the end of each calendar year, the Company shall examine the Company's Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an "Examined Period"), as compared to the benchmark Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the benchmark Yield for such period, each of the Executive Office Holders shall receive an amount equal to 50% of his monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded.

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

C.      (cont.)

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

 In 2016 and 2015 Executive Offices Holders were entitle to Target based cash incentives at the maximum rate of (150%).

Herein below is attached table regards the aggregate amounts paid to Executive Offices Holders:

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014
Izzy Sheratzky	1,874	2,249	3,180
Eyal Sheratzky	1,672	1,565	1,552
Nir Sheratzky	1,478	1,802	1,419
Gil Sheratzky	1,118	1,175	948

NOTE 18	-	SEGMENT REPORTING

A.	General information:

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

The Group provides Location based services in Israel, Brazil, Argentina and the United States.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

A.	General information: (cont.)

Wireless communications products:

The wireless communications product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, and automatic vehicle identification.

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products	Total

Year ended December 31, 2016
Revenues	141,940	57,634	199,574
Operating income	45,747	2,251	47,998
Assets	84,777	15,793	100,570
Goodwill	1,562	1,844	3,406
Expenditures for assets	9,063	268	9,331
Depreciation and amortization	8,980	180	9,160
Impairment of goodwill and intangible assets	-	-	-
Year ended December 31, 2015
Revenues	127,683	47,945	175,628
Operating income	38,328	2,316	40,644
Assets	62,236	10,463	72,699
Goodwill	1,539	1,817	3,356
Expenditures for assets	14,478	393	14,871
Depreciation and amortization	8,636	152	8,788
Impairment of goodwill and intangible assets	-	929	929
Year ended December 31, 2014
Revenues	133,692	48,435	182,127
Operating income	42,603	3,267	45,870
Assets	63,795	11,094	74,889
Goodwill	1,544	2,497	4,041
Expenditures for assets	12,574	598	13,172
Depreciation and amortization	8,920	148	9,068
Impairment of goodwill and intangible assets	34	888	922

C.	Information about reported segment profit or loss and assets:

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2016	2015	2014

Total revenues of reportable segment and consolidated revenues	199,574	175,628	182,127

Operating income
Total operating income for reportable segments	47,998	40,644	45,870
Unallocated amounts:
Other income (expenses) income	-	-	-
Financing income, net	2,056	1,189	1,704
Consolidated income before taxes on income	50,054	41,833	47,574

Assets
Total assets for reportable segments (*)	103,976	76,055	78,930
Other unallocated amounts:
Current assets	43,874	46,119	57,159
Investments in affiliated and other companies	12,060	4,783	1,095
Property and equipment, net	10,912	8,730	7,786
Other unallocated amounts	7,197	6,316	7,367
Consolidated total assets (at year end)	178,019	142,003	152,337

Other significant items
Total expenditures for assets of reportable segments	9,331	14,871	13,172
Unallocated amounts	4,498	3,676	1,917
Consolidated total expenditures for assets	13,829	18,547	15,089

Total depreciation, amortization and impairment for reportable segments	9,160	9,717	9,990
Unallocated amounts	2,475	2,245	2,229
Consolidated total depreciation, amortization and impairment	11,635	11,962	12,219

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2016	2015	2014

Israel	101,273	88,556	90,061
United States	8,697	7,811	7,568
Brazil	70,982	58,403	66,462
Argentina	14,772	17,324	13,792
Others	3,850	3,534	4,244
Total	199,574	175,628	182,127

	Property and equipment, net
	December 31,
(in thousands)	2016	2014	2013

Israel	11,973	9,934	8,563
United States	106	73	120
Brazil	19,188	17,228	17,801
Argentina	4,377	4,279	5,424
Total	35,644	31,514	31,908

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2016, 2015 and 2014 there were no sales exceeding 10% of total revenues to none of our customers.

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, marketable securities and derivatives.

Most of the Group’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2016 and 2015, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

From time to time the company entered into foreign exchange forward contracts intended to protect against the increase in the purchase price of forecasted inventory purchases dominated in currencies other then the functional currency of the purchasing entity.

As of December 31, 2016 no such transactions were outstanding

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

During 2013 and 2014 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency, will be affected by changes in exchange rates. As of December 31, 2016, none of the transactions that originated in 2014 remain outstanding.

During 2014, 2015 and 2016, all the financial derivatives were designated and accounted for as hedging instruments.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Liability derivatives
As of December 31, 2015	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current Assets	1,063

Amounts reclassified to statement of income:

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2016		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	975

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2015		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	1,616

As of December 31, 2016, there are no longer forward exchange contracts.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

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

See also Note 1V.

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2016 and 2015:

	December 31, 2016
(in thousands)	Level 1	Level 2	Level 3

Trading securities	398	-	-

	December 31, 2015
(in thousands)	Level 1	Level 2	Level 3

Trading securities	2,035
Derivatives designated as hedging instruments	-	1,063	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officers

Dated: April 27, 2017