Form 20-F/A
period 2016-12-31
Ituran Location & Control Ltd.
filed 2017-08-31
CIK 1337117

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

Ordinary Shares, par value NIS 0.33 1/3 Nasdaq Global Select Market per share

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

 Yes ☐ No ☐

Explanatory Note

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2016, originally filed with the Securities and Exchange Commission on April 27, 2017 (the "2016 Form 20-F"), is being solely filed for purpose of filing the report of independent registered public accounting firm of Mazars Estudio Urien & Asociados dated February 6, 2017, which was inadvertently omitted from the 2016 Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2016 Form 20-F, or reflect any events that have occurred after the 2016 Form 20-F was originally filed. This Amendment should be read in conjunction with the Company's SEC filings made subsequent to the filing of the 2016 Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms' reports are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Income	F-6
Consolidated Statements of Comprehensive Income	F-7
Consolidated Statement of Changes in Equity	F-8-F-9
Consolidated Statements of Cash Flows	F-10-F-11
Notes to Consolidated Financial Statements	F-12-F-46

ITEM 19.  EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company**
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

4.1	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.2	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
4.2(a)	Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012. (6)

4.3	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(4)
4.4	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.5	Form of Directors' Letter of Indemnity (English translation). (6)
4.6	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (2) *
4.7	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.8	Ituran Location & Control Compensation Policy, as approved on November 7, 2016**
4.9	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (6)
4.9(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd.**
4.10	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (6)
4.10(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky.**
4.11	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (6)
4.11(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky**
4.12	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (6)
4.12(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky.**
8	List of significant subsidiaries**
11	Code of Business Conduct and Ethics as amended on February 26, 2017.**
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a). ***
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a). ***
13
Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.***

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

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

**Previously filed as an exhibit to the 2016 Form 20-F.

*** Filed herewith

The interactive data file was already provided with the 2016 Form 20-F.

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

EXHIBIT M

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Ituran de Argentina S.A.

We have audited the accompanying balance sheets of Ituran de Argentina S.A. (the "Company") as of December 31, 2016 and 2015 and the related statements of operations (and comprehensive income), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015 and the results of operations (and comprehensive income), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 6, 2017 expressed an unqualified opinion.

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

Date: August 31, 2017