Form 20-F
period 2017-12-31
Ituran Location & Control Ltd.
filed 2018-04-30
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Yes ☒ No ☐

        Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

        If you are an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

 Yes ☐ No ☐

TABLE OF CONTENTS

USE OF CERTAIN TERMS		IV
FORWARD LOOKING STATEMENTS		IV
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	14
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	14
B.	BUSINESS OVERVIEW	16
C.	ORGANIZATIONAL STRUCTURE	28
D.	PROPERTY, PLANTS AND EQUIPMENT	29
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	30
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
A.	OPERATING RESULTS	30
B.	LIQUIDITY AND CAPITAL RESOURCES	41
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	44
D.	TREND INFORMATION	44
E.	OFF-BALANCE SHEET ARRANGEMENTS	44
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	45
G.	SAFE HARBOR	45

i

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46
A.	DIRECTORS AND SENIOR MANAGEMENT	46
B.	COMPENSATION	50
C.	BOARD PRACTICES	53
D.	EMPLOYEES	57
E.	SHARE OWNERSHIP	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	61
A.	MAJOR SHAREHOLDERS	61
B.	RELATED PARTY TRANSACTIONS	63
C.	INTERESTS OF EXPERTS AND COUNSEL	68
ITEM 8.	FINANCIAL INFORMATION	68
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	68
B.	SIGNIFICANT CHANGES	71
ITEM 9.	THE OFFER AND LISTING	71
A.	OFFER AND LISTING DETAILS	71
B.	PLAN OF DISTRIBUTION	72
C.	MARKETS	72
D.	SELLING SHAREHOLDERS	72
E.	DILUTION	72
F.	EXPENSES OF THE ISSUE	72
ITEM 10.	ADDITIONAL INFORMATION	72
A.	SHARE CAPITAL	72
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	72
C.	MATERIAL CONTRACTS	81
D.	EXCHANGE CONTROLS	81
E.	TAXATION	81

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

          Our selected consolidated statements of income data for the years ended December 31, 2015, 2016 and 2017, and our selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015, are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2017	2016	2015	2014	2013
	In USD
	In thousands, except per share amounts
Revenues:
Location based services	169,752	141,940	127,683	133,692	126,951
Wireless communications products	64,884	57,634	47,945	48,435	43,216

Total Revenues	234,636	199,574	175,628	182,127	170,167
Cost of Revenues:
Location based services	56,572	48,916	46,823	46,852	44,850
Wireless communication products	58,680	48,627	38,924	38,142	36,015

Total cost of revenues	115,252	97,543	85,747	84,994	80,865

Gross profit	119,384	102,031	89,881	97,133	89,302

Research and development expenses	3,160	2,895	2,401	2,526	2,414
Selling and marketing expenses	12,246	10,074	9,303	9,264	9,715
General and administrative expenses	47,590	40,228	37,801	38,617	34,483
Other expenses (income), net	(147)	836	(268)	856	4,760

Operating Income	56,535	47,998	40,644	45,870	37,930
Other income (expenses), net	-	-	-	-	(166)
Financing income (expenses), net	(989)	2,056	1,189	1,704	238

Income before income tax	55,546	50,054	41,833	47,574	38,002
Income tax	(17,705)	(14,877)	(12,822)	(14,246)	(12,447)
Share in gains (losses) of affiliated companies, net	8,520	(449)	(2,439)	(421)	(1)

Net income for the year	46,361	34,728	26,572	32,907	25,554
Less: net income attributable to non-controlling interest	(2,567)	(2,589)	(1,601)	(2,478)	(1,792)

Net income attributable to Company stockholders	43,794	32,139	24,971	30,429	23,762

Earning per share
Basic	$2.09	$1.53	$1.19	$1.45	$1.13
Diluted	$2.09	$1.53	$1.19	$1.45	$1.13
Weighted average number of shares outstanding
Basic	20,968	20,968	20,968	20,968	20,968
Diluted	20,968	20,968	20,968	20,968	20,968

Consolidated Balance Sheets Data

	Year Ended December 31,
	2017	2016	2015	2014	2013
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in trading marketable securities	40,465	31,485	29,051	40,780	46,679
Working Capital	71,360	55,062	50,124	56,910	57,259
Total Assets	215,159	178,019	142,003	152,337	160,542
Total Liabilities	81,930	69,848	54,182	57,754	65,057
Retained Earnings	92,065	71,717	57,739	49,067	38,831
Stockholders Equity	125,790	102,229	83,698	90,696	90,918
Dividend declared per share	1.12	0.86	0.78	0.98	0.81

Other Data:

	Year Ended December 31,
	2017	2016	2015	2014	2013

Subscribers of location-based services (1)	1,160,000	1,057,000	948,000	817,000	741,000
Average monthly churn rate	3.2%	3.1%	3.3%	3%	2.9%

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

We depend on the practices of insurance companies in the markets in which we provide our SVR services and sell our AVL products. In Israel, insurance companies either mandate the use of SVR services and AVL products, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium- and high-end vehicles or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. In Brazil and Argentina, insurance companies mainly lease our AVL products directly and subsequently require their customers to subscribe to our SVR services.

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

          Some of our agreements restrict our ability to expand into new markets with RF technology for our SVR services, which could adversely affect our growth potential.

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

Following the sale of our subsidiary, Telematics Wireless Ltd. in 2007 to a third party and the execution of a 10-year supply agreement (with purchase orders to date are until the end of 2018 with Telematics as a result of such sale), we rely on Telematics as a single supplier of some products and services. The supply agreement is automatically renewed for additional 12 months periods (starting from January 1, 2018) unless either party notifies the other party with 30 business days prior written notice that the agreement will not be so renewed. Termination of our relations with Telematics would adversely affect our operations and revenues. Risk from ERM, our other major supplier is significantly smaller due to it being our subsidiary.

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

          On July 19, 2015, Ituran Location and Control Ltd. (the “Company”) received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv on July 13, 2015, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 87 million). Based on an opinion of its legal counsels, the Company believes that the lawsuit lacks substantiation, and that the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the suit will not be approved as a class action lawsuit are higher than it will be approved. Initial court hearing will take place on June 2018. Notwithstanding the aforesaid, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

 For additional information on this lawsuit and for information concerning additional litigation proceedings, please refer to Item 8.A – “Consolidated financial Statements and other Financial Information” under the caption “Material Legal Proceedings” below.

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

          Our headquarters and sole research and development facilities are located in Israel and our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. During July-August 2014 and November 2012, Israel was engaged in an armed conflict with a militant group and political party who control the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

          Israel has experienced in recent years, unionized general strikes in connection with the legislation of new economic reforms. A prolonged general strike in Israel would affect our ability to provide our wireless communications products that are manufactured in Israel and would negatively impact our operations. Furthermore, there are a number of countries, primarily in the Middle East, that still restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse effect on our ability to grow our business and our results of operations.

 Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

        We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988 (the "Israeli Antitrust Law"), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli antitrust authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 24.5 million (approximately US$7 million) or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

          It may be difficult and costly to enforce a judgment issued in the United States against us, our executive officers and directors, or to assert United States securities laws claims in Israel or serve process on our officers and directors.

          We are incorporated and headquartered in Israel. As a result, our executive officers and directors are non-residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, service of process upon any of these officers or directors may be difficult to effect in the United States. Furthermore, it may be difficult to enforce a judgment issued against us in the United States or any of such persons in both United States courts and other courts abroad.

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

          We may be subject to Israeli corporate law which regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain, among other things, provisions that may make it more difficult to acquire our company, such as classified board provisions and certain restrictions on the members of our board pursuant to regulatory requirements of the Israeli Ministry of Communication. Furthermore, Israeli tax considerations may make potential transaction structures involving the acquisition of our company unappealing to us or to some of our shareholders. See Item 10.B. – "Memorandum and Articles of Association" - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law” and Item 10.E. – “Taxation” under the caption “Israeli Tax Considerations” for additional discussion of some anti-takeover effects of Israeli law. These provisions of Israeli law and our articles of association may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company or any of our assets, which could have the effect of delaying or preventing a change in control of our company, even when the terms of such a transaction could be favorable to our shareholders.

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

          If we or our shareholders sell substantial amounts of our ordinary shares on the Nasdaq Global Select Market, the market price of our ordinary shares may decline.

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

          Moked Ituran Ltd., currently beneficially owns approximately 19.44% of our outstanding ordinary shares (not including treasury stock held by us).  Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling a interest in our company to a third party.  In addition, our articles of association provide for a staggered board which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management. Another significant portion of our shares (10.86%) is beneficially owned by Vulcan Value Partners, LLC.

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

          In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we publicly offered our ordinary shares in the United States. On May 25, 2016 our shares were delisted from the Tel Aviv stock exchange, and our ordinary shares are currently quoted only on Nasdaq under the symbol “ITRN”. The address of our principal executive office is 3 Hashikma Street, Azour 58001, Israel. Our telephone number is 972-3-557-1333. Our agent for service of process in the United States is Ituran USA Inc.1700 NW 64th ST. SUITE 100 Fort Lauderdale, Florida 33309.

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

 In December 2013 we invested US$1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. According to the agreement with Bringg, we have invested in January and July 2015 additional amounts of US$1.1 million and US$2 million, respectively. During the years 2015-2017, additional investors not related to Ituran, invested amounts of approximately $23.8 million in Bringg, which reduced the percentage of the shares held by Ituran in Bringg, from 45% as of June 30, 2015 to 41.18%, 38.96% and 26.88% (25% on a fully diluted basis) as of December 31, 2015, 2016 and 2017 respectively. As a result of the reduction, we recorded gain from the dilution in the consolidated statements of income for the respective years 2015, 2016 and 2017, under Share in gains (losses) of affiliated companies in the amounts of approximately US$ 0.8 million, US$ 0.4 million and US$ 4.4 million, respectively.

 In September 2015 one of the largest global road vehicles manufacturers ("Manufacturer") has signed a four year agreement (which may be extended by the manufacturer for additional 2 years) with us to offer Ituran's services in the Brazilian market. Ituran’s services includes: vehicle security, personal safety, remote diagnostic, Web and App application and Concierge. The service was launched through a joint venture with Road Track, called IRT (Ituran Road Track), which is 50% owned by Ituran. The agreement has a long-term timeframe. On October 2015 the joint venture started to deliver the services for the first Car Model. The equipment for the agreement is provided by another joint venture through a subsidiary in Uruguay which is also a joint venture with Road Track. This subsidiary in Uruguay is held 50% by Ituran, called RTI (Road Track Ituran) Uruguay. During 2017, the joint ventures became profitable, making the entire project increasingly accretive to Ituran.

 In October 2017, a new joint venture with Road Track was established called Global Telematic Solutions HK ("HK"), which is held 50% by Ituran. HK was established as a joint venture between Ituran and Road Track to provide automatic vehicle location equipment.

 On May 2016, our subsidiary in Argentina has signed a four year agreement with the same Manufacturer to offer telematics services in the Argentinian market. Ituran's services includes: vehicle security, personal safety, remote diagnostic, Web and App application and Concierge. The service is   rendered through a joint venture in Argentina, called IRTA (Ituran Road Track Argentina), which is 50% owned by Ituran. The agreement has a long-term timeframe. During 2017, the joint venture became profitable.

 On February 24, 2017 we announced the launch of the DRIVE innovation center in Tel Aviv to promote the development of cutting edge Smart Mobility technology. The initiative is sponsored by leading partners in the field including Mayer Cars and Trucks, Hertz, Honda, Volvo Cars as well as Ituran. The innovation center is the first of its kind and will include a range of activities aimed at providing assistance to start-ups and entrepreneurs. The center incorporates a startup accelerator, advanced prototyping labs and a co-working space. DRIVE's partners will actively engage with the startups by providing expertise, optional investments, and prototyping development lab opportunities that may evolve into further business relations.

On August 14, 2017 we announced on a new joint venture together with Lumax Auto Technologies Ltd part of Lumax DK Jain Group, India. The new joint venture ("JV") will provide us the opportunity to offer our services in the Indian market and to sale telematics products & services to the Indian automotive industry.

The new JV company called Lumax Ituran Telematics Pvt Ltd. ("Telematics"). According to the JV agreement, Lumax Auto Technologies will own 50% of the joint venture, and we will own the remaining 50%. The JV will tap into a large market, which currently has low penetration of advanced telematics technology. The JV will sell our telematics products and services, adapted to the Indian automotive industry. In commercial vehicles, Telematics will help in determining vehicle downtime, fleet monitoring to reduce unauthorized use of vehicles and check driver behavior. The customer base will include OEMs, fleets, aftermarket, insurance companies, state transports etc.

 During 2017, we made two additional investments in two Israeli start-up companies (from mobile app development and visual sectors), of about $ 1.3 million in total.

Capital Expenditures and Divestitures

          We had capital expenditures of $16.3 million in 2017, $13.8 million in 2016, and $18.5 million in 2015. We have financed our capital expenditures with cash generated from our operations.

          Our capital expenditures in 2017, 2016 and 2015 consisted primarily of acquisition of operational equipment for $7.3 million, $6.2 million and $13.3 million, respectively.

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

 B.          BUSINESS OVERVIEW

Overview

          We believe we are a leading provider of location-based services, consisting predominantly of stolen vehicle recovery, fleet management services and other tracking services as well as connected car and UBI (usage base insurance). We also provide wireless communications products used in connection with our location-based services. We currently primarily provide our services and sell and lease our products in Israel, Brazil, Argentina and the United States. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defense Forces in order to locate downed pilots.

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

Location-Based Services

          In 2017, 72.3% of our revenues were attributable to our location-based services. As of December 31, 2017, we primarily provided our services in Israel, Brazil, Argentina and the United States to approximately 501,000, 438,000, 140,000 and 81,000 subscribers, respectively.

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

 Fleet management services

          Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2017, we provided our services to approximately 180,000 end-users through 38,000 corporate customers in Israel, Brazil, Argentina and the United States.  We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.  By the date of this report, we have a total of 10,000 end users which are spread in various countries (except Israel, Brazil, US and Argentina).

Value-added services

          The personal locator services that we offer allow customers to protect valuable merchandise and equipment. We currently provide personal locator services in Israel, Brazil and Argentina. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We offer our concierge services to many of our subscribers in Israel, Argentina and Brazil.

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

Wireless Communications Products

        In 2017 27.7% of our revenues were attributable to the sale of our wireless communications products. Our wireless communications products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as AVL.

          Our AVL products enable the location and tracking of vehicles, as well as assets, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our AVL end-unit installed in his or her vehicle. Subscribers to services for locating equipment and merchandise will use our SMART products. As part of our expansion into additional markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market. Subscribers to our fleet management services use E.R.M hardware and our proprietary software.

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

          Connect. towards the end of 2016, we have launched a new service called, "Connect". For additional information on the new service, see Item 4.B. – " Information on the Company " - "Business Overview" under the caption "Location-Based Services"

Wireless communications products

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
Fleet Management
Value-added services Asset protection to Auto Lenders

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our location-based services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 501,000 subscribers as of December 31, 2017. We maintain 103 base stations in Israel, which provide complete coverage within the country. We also operate throughout Israel in providing fleet management services through GPS/GPRS based products and services.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 438,000 subscribers as of December 31, 2017. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro, where we maintain 145 base stations; however we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002 and we had approximately 140,000 subscribers as of December 31, 2017. We currently provide RF based products and services only in the metropolitan area of Buenos Aires, where we maintain 44 base sites; however, we also operate throughout Argentina in providing GPS/GPRS based products and services for fleet management.

■
United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States. As of December 31, 2017, we had approximately 81,000 subscribers for our location-based services in the United States.

Customers, Marketing and Sales

          We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2015 ,2016 and 2017 no single customer or group of related customers comprised more than 10% of our total annual revenues.

 Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2017, our selling and marketing team consisted of 104 employees.

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

          In Israel, Brazil and Argentina, we focus our marketing efforts on insurance companies and private customers.  In Brazil, our primary focus has shifted to the retail market during recent years. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or AVL products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars. Our customers in the SVR market include insurance companies as well as individual vehicle owners. As of December 31, 2017, we had a total of approximately 1,160,000 subscribers for our SVR services.

Fleet management

          Vehicle fleet management systems are primarily marketed through vehicle fleets' departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2017, we provided our services to approximately180,000 end users through 38,000 corporate customers and individuals in Israel, Brazil, Argentina and the United States. We are currently exploring collaborations with local entities in other regions of the world for the marketing of our fleet management services and products in such regions.  By the date of this report, we have a total of 10,000 end users which are spread in various countries (except Israel, Brazil, US and Argentina).

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

          “Ituran” and “Mr. Big” and the related logos are our trademarks, which have been registered in Israel. "Mapa" trademark and its related logos where sold as part of the sale of Mapa to an unrelated party to us. For additional information concerning the sale of Mapa Internet, see Item 4.A- " History and Development of the Company" under the caption "Our history".   This report also refers to brand names, trademarks, service marks and trade names of other companies and organizations, each of which is the property of its respective holder.

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

          The telecommunication services and frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel – Agencia Nacional de Telecomunicatoes, in Brazil, Ministerio de Comunicaciones, in Argentina, and the Federal Communications Commission, in the United States. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the Autoridad Federal de Tecnologias de la Información y las Comunicaciones and in the United States by the Federal Communications Commission.

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

        Our frequency license in Israel was renewed for a term of five (5) years until January 31, 2023. Our frequency licenses in Brazil will expire in 2019. Except in Brazil, where a request for a new license may have to be filed upon expiration of the license in 2019, we have options to extend all of our frequency licenses for periods ranging from three- to ten-years. A renewal application in Brazil will be submitted 6 months before the frequency license expiration date, to provide us a new license for a period of ten (10) years. In Argentina, on July 15, 1999, the SECOM (Secretary of Communication dependent of Economy Ministry) granted us a license to provide services in a Secondary Band. On December 2015, SECOM was converted into the Modernization Ministry, with ENACOM (National Communication Entity) which is a decentralized entity that works within the scope of the Modernization Ministry.

          Nevertheless, our frequency is still authorized, there is new entrant with ENACOM Authorization to provide LTE service. If this entrant starts the activity, we will face an incompatibility situation. We received the authorization from ENACOM to use a 12-month trial in 902-905 947-950 MHz bands additionally to our current frequencies. During this period, we will perform a test to obtain a definitive authorization.

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

 In Argentina, the installation of an antenna support structure requires the authorization of the owner of the building or the land in which it is intended to be install. The Municipalities regulate through specific Municipal Ordinances are granting urban licenses for our base stations installation

 The regulation referred to the civil work of the support structure of the antenna, (masts / towers / anchors / bracing, etc.) is not the competence of ENACOM (National Communication Entity), so it cannot exercise jurisdiction over it. This situation is determined in articles 39, 40 and 41 of the National Law 19798/72, and in Resolution No. 795 CNT / 92, ratified by Resolution 302 SC / 99. Therefore, the claims and queries related to the installation, the deterioration or poor conditions or related to the support structures, should be addressed to the municipalities.

 It should be noted that the owner of a station in operation assumes responsibility for the works and accessory facilities that must be executed to install a radio station, attributing the technical responsibility of a civil work, to the designer and the director of the same, being this situation framed in what is established in articles 1273 and following of the Civil and Commercial Code of the Nation.

We are not in compliance with all relevant laws and regulations in connection with the erection of antennas; some of them in the pasts were closure by Municipalities. As of the date hereof, most of our base sites operating without local Municipality permits, possible sanctions could include fines and even the closure of those sites. In Argentina authorities enforce permit requirements and impose penalties for non-compliance with such requirements. Obtaining such required permits may involve additional fees as well as payments to Municipality Authority.

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

          In 2017 we leased an aggregate of approximately 62,145 square feet of office space in Azour and Holon, Israel. In 2017, the annual lease payments for these facilities were approximately $1,000,000. The initial term of the primary lease (in Azour) expired on March 31, 2013; and we renewed the lease until 2020. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

  In Buenos Aires, Argentina, we lease approximately 8,793 square feet of office space for $ 80,541 annually, approximately 720 square feet for our control center for $ 6,356 annually, approximately 5,253 square feet for our installation center for $ 63,019 annually, approximately 2,121 square feet for our warehouse for $ 24,447 annually, and approximately 862 square feet for our third warehouse for $ 2,928 annually.

  We lease approximately 9,260 square feet for our offices and control center in Florida for a monthly rate of $ 11,575 for period of 60 months commentating March 24, 2016 and ending March 23, 2021, subject to a 3% annual increase per year starting April 1, 2017.

 In 2017, we leased approximately 14,843 square feet of office space, stores and warehouse in Brazil for approximately $133,000 annually. The lease agreements will expire and will have to be renewed on March 31, 2019, August 21, 2020 and February 1, 2021, as applicable to each engagement.

          We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

          The size of our base station sites varies from approximately 11 to 44 square feet. In Israel, we have 103 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,000 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 145 base station sites, of which 23 sites are leased from the same entity under a 15 years-contract, (commencing from 2012) for a monthly rate ranging from $500 to $1,750 per site. The remaining 122 sites are leased independently for an annual rate ranging from $200 to $550 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 44 base station sites, all of which are leased from six entities for a monthly rate ranging from $300 to $1,300 per site. The duration of the lease ranges from one to two years.

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

Outlook

 We have historically experienced significant growth in most of the markets in which we provide our location-based services. These markets are generally characterized by high car theft rates and insurance companies that are seeking solutions to limit their actual losses resulting from car theft, and hence the Brazilian market continues to represent growth potential for our location-based services. The growth in subscribers within our location-based services segment also has a direct impact on the sale or lease of our AVL products, as they are an integral component of our location-based services and are installed in each subscriber’s vehicle. In Israel, in recent years the market experience an increased car sales which positively affect our sales as compared with previous years.

          As of December 31, 2017, we had approximately 438,000 subscribers in Brazil. We estimate that the total addressable market in Brazil several million vehicles, and therefore we believe that we have a significant opportunity to grow our subscriber base and increase sales of our AVL products.

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

Geographical breakdown

Location-based services' subscriber base

 The following table sets forth the geographic breakdown of subscribers to our location-based services as of the dates indicated:

	As of December 31,
	2017	2016	2015
Israel	501,000	443,000	381,000
Brazil	438,000	398,000	368,000
Argentina	140,000	159,000	169,000
United States	81,000	57,000	30,000

Total(1)	1,160,000	1,057,000	948,000

(1)	All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

 The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2017		2016		2015
	In USD, in Millions
	Location based services	Wireless communications products	Location based services	Wireless communications products	Location based services	Wireless communications products

Israel	69.2	47.3	59	42.2	54.4	34.2
Brazil	85.1	4.4	67.8	3.2	56.1	2.3
Argentina	14.4	0.8	14.0	0.8	15.9	1.4
United States	1.1	7.4	1.1	7.6	1.3	6.5
Others	---	5.0	---	3.8	---	3.5
Total(1)	169.8	64.9	141.9	57.6	127.7	47.9

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

Financing expenses (income), net

 Financing expenses (income), net, include, inter alia, short- and long-term interest expenses, financial commissions, and gains and losses from currency fluctuations from the translation of monetary balance sheet items denominated in currencies other than the functional currency of each entity in the group, gains in respect of marketable securities and expenses related to tax positions.

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

 Following the initial application of ASU 2015-17 which became effective on January 1, 2017, deferred tax balances are presented as non-current amounts. We have determined to apply this ASU retrospectively and accordingly, prior periods deferred tax balances that were previously presented as current were reclassified as non-current

 We recognize interest as interest expenses (among financing expenses) and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

 Contingencies

 We are involved in certain legal proceedings that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties. Except for income tax contingencies, we records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred.

          Our material legal proceedings are fully described in Item 8.A. – “Consolidated Statements and other Financial Information” under the caption “Material Legal Proceedings” below.

Results of Operations

 The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
	%
Consolidated statements of operations data:	2017	2016	2015
Revenues:
Location based services	72.3	71.1	72.7
Wireless communications products	27.7	28.9	27.3

Total Revenues	100	100	100
Cost of Revenues:
Location based services	24.1	24.5	26.7
Wireless communication products	25.0	24.4	22.1

Total cost of revenues	49.1	48.9	48.8

Gross profit	50.9	51.1	51.2
Operating Expenses:
Research and development expenses	1.3	1.4	1.4
Selling and marketing Expenses	5.2	5.0	5.3
General and administrative expenses, net	20.2	20.2	21.5
Other expenses (income), net	(0.1)	0.4	(0.1)

Total operating expenses	26.6	27.0	28.1
Operating Income	24.1	24.1	23.1
Financing income (expenses), net	(0.4)	1.0	0.7

Income before income tax	23.7	25.1	23.8
Income tax	(7.5)	(7.5)	(7.3)
Share in gains (losses) of affiliated companies, net	3.6	(0.2)	(1.4)

Net income for the year	19.8	17.4	15.1
Less: net income attributable to non-controlling interests	(1.1)	(1.3)	(0.9)

Net income attributable to company stockholders	18.7	16.1	14.2

Analysis of our Operation Results for the Year ended December 31, 2017 as compared to the Year ended December 31, 2016

Revenues

 Total revenues increased from $ 199.6 million in 2016 to $234.6 million in 2017, or 17.5%. This increase consisted of an increase of $27.8 million from subscription fees from our location-based services and an increase of $7.2 million from sales of our wireless communications products.

Location-based services segment

 Revenues in our location-based services segment increased by $27.8 million from $141.9 million in 2016 to $169.7 million in 2017, or 19.6% mainly due to an increase in our average annual number of subscribers from 1,008,000 subscribers in 2016 to 1,110,000 in 2017 and due to a positive net impact of the exchange rate fluctuations of non US dollar revenue in an amount of $8.9 million.

Wireless communications products segment

 Revenues in our wireless communications products segment increased from $57.7 million in 2016 to $64.9 million in 2017, or 12.5%. This increase of $7.2 million is primarily due to an increase of $3.8 million in our products' sales, mainly in Israel, and a positive net impact effect of exchange rates fluctuation of non US dollar revenue in an amount of $3.4 million.

Cost of revenues

 Total cost of revenues increased from $97.5 million in 2016 to $115.3 million in 2017, or 18.3%. This increase consisted of an increase of $7.7 million in the location based services segment and an increase of $10.1 million in the wireless communication product segment. As a percentage of total revenues, cost of revenues increased from 48.9% in 2016 to 49.1% in 2017.

Location-based services segment

 Cost of revenues for our location-based services segment increased from $48.9 million in 2016 to $56.6 million in 2017, or 15.7%. This increase was primarily the result of an increase in salary expenses of approximately $4 million, and depreciation expenses of $0.6 million. The effect of exchange rates fluctuations also contributed to the cost of revenues an amount of approximately $2.8 million. As a percentage of total revenues for this segment, cost of revenues decreased from 34.5% in 2016 to 33.3% in 2017.

Wireless communications products segment

 Cost of revenues for our wireless communications products segment increased from $48.6 million in 2016 to $58.7 million in 2017, or 20.8%. This increase was mainly due to the increase in our products' sales in local currencies and product mixture. As a percentage of total revenues for this segment, cost of revenues increased from 84.4% in 2016 to 90.4% in 2017, mainly due to a change in the products sales mixture.

Operating expenses

Research and development

 Our research and development expenses in 2017 increased from $2.9 million in 2016 to $3.2 million in 2017. As a percentage of total revenues, research and development expenses decreased slightly from 1.4% in 2016 to 1.3% in 2017.

Selling and marketing

 Our selling and marketing expenses increased from $10.1 million in 2016 to $12.2 million in 2017.  As a percentage of total revenues, selling and marketing expenses increased from 5% in 2016 to 5.2% in 2017.

General and administrative

 General and administrative expenses increased from $40.2 million in 2016 to $47.6 million in 2017, or 18.4%. This increase was primarily due to the effect of exchange rates fluctuations in the amount of $2.6 million, an increase in salary expenses in the amount of $2.3 million and increase in other net various expenses in amount of $2.5 million. As a percentage of total revenues, general and administrative expenses remain stable at 20.2% in 2016 and in 2017.

Other expenses (income), net

 Other expenses (income), net in 2016 were $0.8 million expenses compared with $0.1 million income in 2017, this shift was primarily due to a onetime $1.2 million expense related to the repurchase, by the Company, of former employee's options in our subsidiary - Ituran Brazil in 2016.

Operating income

 Total operating income increased from $48.0 million in 2016 to $56.5 million in 2017, or 17.7%. This increase of approximately $8.5 million reflects increase of $11 million in the operating income in the location-based segment and a decrease of $2.5 million in the operating income in the wireless communication products segment.

Location-based services segment

 Operating income in our location-based services segment increased from $44 million in 2016 to $55 million in 2017, or 25%. This increase was mainly attributed to the increase of our average base of subscribers from 1,008,000 subscribers in 2016 to 1,110,000 subscribers in 2017.

Wireless communications products segment

 Operating income in our wireless communications products segment decreased from $ 4 million in 2016 to $ 1.5 million in 2017. This decrease in the operating income was primarily due to change in the products sales mixture.

Financing income (expenses), net

 Financing income (expenses), net, was $2.1 million in 2016 compared with an expenses of $1 million in 2017. This shift was mainly due to interest incurred on tax assessments of previous years in Israel and Brazil.

Income Tax

 Income Tax increased from $14.9 million in 2016 to $17.7 million in 2017, or 18.8%. As a percentage of income before tax on income expense tax increased from 29.7% in 2016 to 31.9% in 2017 primarily due to tax payment assessment of previous years mainly in Brazil

Analysis of our Operation Results for the Year ended December 31, 2016 as compared to the Year ended December 31, 2015

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

Wireless communications products segment

 Revenues in our wireless communications products segment increased from $47.9 million in 2015 to $57.6 million in 2016, or 20.3%. This increase of $9.7 million is primarily due to an increase in our products' sales, mainly in Israel, in 2016 the negative effect of exchange rates fluctuation in our revenues from product sales was minor in an amount of $0.1 million.

Cost of revenues

 Total cost of revenues increased from $85.7 million in 2015   to $97.5 million in 2016, or 13.8%. This increase consisted of an increase of $ 2.1 million in the location based services segment and an increase of $9.7 million in the wireless communication product segment. As a percentage of total revenues, cost of revenues increased from 48.8% in 2015 to 48.9% in 2016.

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

Operating expenses

Research and development

 Our research and development expenses in 2016 increased from $2.4 million in 2015 to $2.9 million in 2016. As a percentage of total revenues, research and development expenses increased slightly from 1.4% to 1.5%

Selling and marketing

 Our selling and marketing expenses increased from $9.3 million in 2015 to $10.1 million in 2016, or 8.6%.  As a percentage of total revenues, selling and marketing expenses decreased from 5.3 % in 2015 to 5% in 2016.

General and administrative

 General and administrative expenses increased from $37.8 million in 2015 to $40.2 million in 2016, or 6.3%. This increase was primarily due to an increase in salary expenses in the amount of $2.6 million, in allowance for doubtful accounts in amount of $0.9 million, in legal and professional services in amount of $0.5 million and in other net various expenses in amount of $0.4 million, which was offset by the effect of exchange rates fluctuation in amount of $2 million. As a percentage of total revenues, general and administrative expenses increased from 21.5 % in 2015 to 20.2% in 2016.

Other expenses (income), net

 Other expenses (income) increased from $0.3 million income in 2015 to $0.8 million expenses in 2016, primarily due to a $1.2 million expense related to prior years expenses in Ituran Brazil.

Operating income

 Total operating income increased from $40.6 million in 2015 to $48 million in 2016, or 18.2%. This increase of approximately $7.4 million reflects an increase of $6.8 million in the operating income in the location-based segment and increase of $0.6 million in the operating income in the wireless communication products segment.

Location-based services segment

 Operating income in our location-based services segment increased from $37.2 million in 2015 to $44 million in 2016, or 18.3%. This increase was mainly attributed to a higher rate of increase in revenues from subscription fees as compared to the rate of increase of this segment's operating expenses during the period.

Wireless communications products segment

 Operating income in our wireless communications products segment increased from $3.4 million in 2015 to $4 million in 2016 mainly due to change in the products sales mixture.

Financing income, net

 Financing income, net, increased from $1.2 million in 2015 to $2.1million in 2016. This increase was mainly due to an increase in interest from deposits.

Income Tax

 Income Tax increased from $12.8 million in 2015 to $14.9 million in 2016, or 16.4%. As a percentage of income before tax on income expense tax decreased from 30.7 % in 2015 to 29.7% in 2016 primarily due to a change in the income before tax mix among the group's companies.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

 Although we report our consolidated financial statements in dollars, in 2015, 2016 and 2017, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2015, 2016 and 2017, we derived approximately 9%, 9.1% and 8.2% of our revenues in dollars, 48%, 47.9% and 47.9% in NIS, 33%, 35.6% and 37.5% in Brazilian Reals and 10%, 7.4% and 6.4% in Argentine Pesos, respectively. In fiscal years 2015, 2016 and 2017, 17%,14.9% and 14.3% of our expenses were incurred in dollars, 46%, 51.4% and 51.5% in NIS, 27%, 27% and 28.1% in Brazilian Reals and 10%, 6.7% and 6.1% in Argentine Pesos, respectively.

 Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2017, accumulated other comprehensive income increased by $4.2 million as compared to the year 2016. In 2016, accumulated other comprehensive income increased by $5.6 million as compared to the year 2015. In 2015, accumulated other comprehensive income decreased by $14.7 million as compared to the year 2014.

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

	Year Ended December 31,
	2015		2016		2017
	Actual	At 2014 exchange rates (1)	Actual	At 2015 exchange rates (1)	Actual	At 2016 exchange rates (1)
	(In thousands of US$)

Revenues	175,628	209,186	199,574	211,098	234,636	221,925
Gross profit	89,881	107,375	102,031	108,297	119,384	113,369
Operating income	40,644	50,749	47,998	52,131	56,535	52,838

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

 B.          LIQUIDITY AND CAPITAL RESOURCES

 We fund our operations primarily from cash generated from operations. In 2015, 2016 and 2017, we had $29.1 million, $31.5million and $40.5 million in cash and marketable securities and $50.1 million, $55.1 million and $71.4 million in working capital, respectively. We hold our cash and cash equivalents in US dollars or the local currency of their location.

 In 2015, 2016 and 2017 we did not have any long term borrowings from banks and in 2015, 2016 and 2017, we also had $0.5 million, $0.8 million and $0.8 million respectively, available to us under existing lines of credit.  In 2015, 2016 and in 2017, we have not utilized our lines of credit.

 For a reference concerning our use of financial instruments for hedging purposes, please see Item 5.A – Operating Results under the captions "Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets."

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

 We had long-term liabilities in 2015, 2016 and 2017 of $10.6 million, $11.8 million and $14.1 million, respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $7.2 million, $7.9 million and $9.6 million in 2015, 2016 and 2017 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

In Argentina, as a result of the flexibilization process of the foreign exchange market that began in December 2015, the exchange operations are currently governed by new regulation of Foreign and Exchange regulations which as follow:

The regulations are:

1.	Foreign currency market

a.	All human or corporations, assets and other entities can operate freely in the exchange market, whether residents or non-residents.

b.	Transactions will be carried out at the exchange rate freely agreed by the parties.

c.	Financial and exchange entities can operate without a time limit.

d.
It is no longer required to sign exchange tickets or an affidavit, except the Local Currency Payment System (SML). Likewise, the entities will continue to comply with the requirements for customer identification and the registration of operations.

2.	Importation:

a.
The Importing Authorization System (DJAI) was replaced by a new Information System called SIMI. The main difference is that any goods can be imported freely without the requirement of prior government authorization.

b.	The importation of Services and their payment is also unregulated.

c.	Both type of imports (goods and services) request previous registration and compliance with Transferring Prices and Tax regulations.

3.	Dividends:

a.	Paying abroad dividends to shareholders is admitted.

b.	Dividends related with profit obtained by a local company until December 2017, will be free of withholding tax (hence the company has already paid 35% of Income Tax)

 Following the revision of our dividend policy in 2012, we declared and paid regularly quarterly dividends in 2015, 2016, and 2017.  In 2016 we declared and paid such dividends as follows:

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

  On February 26, 2017 we have revised our dividend policy, which came in force starting from 2017, that our dividends will be declared and distributed on a quarterly basis in an amount of at least 5 million USD subject to the provisions of the Israeli laws concerning lawful distribution of dividends. In 2017 we declared and paid such dividends as follows:

  On May 17, 2017 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on July 11, 2017, with respect to the first quarter of 2017. On August 16, 2017 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on October 10, 2017, with respect to the second quarter of 2017. On November 15, 2017 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on January 10, 2018, with respect to the third quarter of 2017. On February 27, 2018 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on April 11, 2018 with respect to the fourth quarter of 2017.

 Until the date of this report, we have repurchased 2,507,314 of our shares.

 The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2017	2016	2015
	(In thousands)

Net cash provided by operating activities	43,907	41,472	35,914
Net cash used in investing activities	(14,685)	(19,860)	(25,706)
Net cash used in financing activities	(24,266)	(18,234)	(18,659)
Effect of exchange rate changes on cash and cash equivalents	863	693	(2,951)
Net increase (decrease) in cash and cash equivalents	5,819	4,071	(11,402)

Years ended December 31, 2017, December 31, 2016 and December 31, 2015

Net cash provided by operating activities

 Our operating activities provided cash of $35.9 million in 2015, $41.5 million in 2016 and $43.9 million in 2017.

 The increase of approximately $2.4 million in cash from operating activities in 2017 as opposed to 2016 was due primarily to:

 -  An increase in net income in an amount of $11.6 million. This amount was offset by an increase in share in gains of our affiliates in an amount of $9 million.

Net cash used in investing activities

 Net cash used in investing activities in 2017 in an amount of approximately $14.7 million, includes mainly capital expenditures in the amount of $16.2 million, investment in other companies in the amount of $1.3 million, and investments in marketable securities net in an amount of $3.3 million. These investments were offset by repayments of loans from affiliates in an amount of $6.1 million.

 Net cash used in investing activities in 2016 in an amount of approximately $19.9 million, includes mainly capital expenditures in the amount of $13.6 million, and investment in affiliated companies, net in the amount of $ 7.4 million which was offset by proceeds from sale of marketable securities, net in amount of $1.5 million.

 Net cash used in investing activities in 2015 in an amount of approximately $25.7 million, includes mainly capital expenditures in the amount of $18.7 million, and investment in affiliated companies in the amount of $ 6 million.

Net cash used in financing activities

 Net cash used in financing activities in 2017 in an amount of approximately $24.3 million consisted primarily of a cash dividend payment in an amount of $22.6 million and a cash dividend payment in an amount of approximately $1.6 million paid by our subsidiary to the non-controlling interests.

 Net cash used in financing activities in 2016 in an amount of approximately $18.2 million consisted primarily of a cash dividend payment in an amount of $17.1 million and a cash dividend payment in an amount of approximately $1 million paid by our subsidiary to the non-controlling interests.

 Net cash used in financing activities in 2015 in an amount of approximately $18.7 million consisted primarily of a cash dividend payment in an amount of $17.6 million and a cash dividend payment in an amount of approximately $1.2 million paid by our subsidiary to the non-controlling interests.

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

 Expenditures for research and development activities undertaken by us were approximately $3.2 million in 2017, $2.9 million in 2016 and $2.4 million in 2015.

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

 F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

 The following table summarizes our material contractual obligations as of December 31, 2017:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	( In USD thousands)

Operating leases	13,284	3,431	4,105	1,764	3,984
Purchase Obligations	13,231	13,231	-
Total	26,515	16,662	4,105	1,764	3,984

 G.          SAFE HARBOR

 The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 A.          DIRECTORS AND SENIOR MANAGEMENT

 The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	71	President and director
Yehuda Kahane	73	Director
Ze'ev Koren	72	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	65	Director
Eyal Sheratzky	49	Co-Chief Executive Officer and Director
Nir Sheratzky	46	Co-Chief Executive Officer and Director
Gil Sheratzky	40	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	44	Director and an independent director
Yigal Shani	73	Director
Israel Baron(1)(2)(3) +	64	External Director
Gidon Kotler(1)(2)(3)	77	External Director
Tal Sheratzky- Jaffa	40	Director and an independent director
Ami Saranga	54	Deputy Chief Executive Officer
Eli Kamer	51	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	52	General Counsel
Udi Mizrahi	46	VP Finance

Notes:
(1) Member of audit committee
(2) Member of compensation committee
(3) External director elected in accordance with the Israeli Companies Law
+ Chairperson of all committees

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

 Yehuda Kahane is a co-founder of our company and has served on our board since 1995. Professor Kahane is an entrepreneur in both the academic and business arenas. He is a Fellow of the World Academy of Art and Science. He received the 2011 highest international award for his lasting contribution to the theory, practice and education in insurance and risk management, as well as a lifetime achievements award by the Israeli Insurance industry.  He is a co-founder and chairperson of the YK Center for Preparing for the New Economy. Kahane is a Professor (Emeritus) from the Coller Business, Tel Aviv University where he headed the Institute for Business and the Environment. He taught at many business schools around the world, including the Wharton School, the University of Texas (Austin), the University of Toronto and the University of Florida, and has founded and served as the first Dean of the Israeli Academic School of Insurance. Professor Kahane chairs and is a major owner of Capital Point Ltd., and is active in the formation, seed investment and management of start-up companies and technological incubators, unrelated to our company. He chairs the association for the visually impaired people in Herzlia and Sharon district, and a board member of the Center for Blind People in Israel (The Umbrella organization). He is an honorary member of the Israel-Brazil Chamber of Commerce. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem and is a Fellow of the Israeli Association of Actuaries. He specializes in insurance, risk management, environmental issues and technological forecasting. He is the father of Yoav Kahane.

 Zeev Koren has served as a director of our company since 2006 and since 2011 serves as the Chairman of the Board of Directors of the Company. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defense Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in a senior capacity in companies in the fields of international forwarding and medical services. During the past ten years he has also served as the general manager of a Provident Management Company. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

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

 Eyal Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and as a Co-Chief Executive Officer since 2003. Prior to 2003, he served as an alternate Chief Executive Officer of our company in 2002 and as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA. Mr. Sheratzky is the son of Izzy Sheratzky and the brother of Nir and Gil Sheratzky and nephew of Effraim Sheratzky.

 Nir Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and as a Co-Chief Executive Officer since 2003. Prior to 2003, Mr. Sheratzky served as an alternate Chief Executive Officer of our company from 1995 to 2003. Mr. Sheratzky is also a director in Moked Ituran. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky and the brother of Eyal and Gil Sheratzky and nephew of Effraim Sheratzky.

 Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd.  From 2003 and until 2013 Mr. Sheratzky served as our advertising officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Nir Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and nephew of Effraim Sheratzky.

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

 Eli Kamer has served as Executive Vice President, Finance and Chief Financial Officer of our company since 1999, after serving as its Finance Department Manager since 1997. Prior such date, Mr. Kamer worked as an accountant in Fahn Kanne & Co., our independent registered public accountant. Mr. Kamer is a CPA and holds a BA degree in Business Administration from the Israel College of Management and an MBA degree in business administration from Bar Ilan University.

 Guy Aharonov has served as our in-house legal counsel since 1999. Prior to joining our company, he has worked as an attorney in Cohen Lahat & Co. Mr. Aharonov holds LLB and LLM degrees from Tel Aviv University.

 Udi Mizrahi has served as our VP Finance since 2000. Mr. Mizrahi is a CPA and holds a BA degree in accounting and economics from Ruppin Academic Center, Israel.

 Our articles of association provide for staggered three-year terms for all of our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Nir Sheratzky, Yigal Shani  and Yehuda Kahane (class B), who were re-elected on November 9, 2017; Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 24, 2015; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa  and Yoav Kahane (class A), who were re-elected on December 28, 2016. This classification of the board of directors may delay or prevent a change of control of our company.

 On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2017). On December 21, 2017, an annual general and special shareholders meeting approved the re-election of Mr. Israel Baron, our external director, for additional three years.

Shareholders Agreement and Articles of Association of Moked Ituran Ltd.

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

■
The required quorum in the Moked meeting will be any number of shareholders actually present. The resolutions will be adopted by a majority of the votes present and voting, based on the relative shareholdings in Moked, with the exception of Moked Services, Information, Management and Investments, which is entitled to 41.5% of the voting rights.

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

 B.          COMPENSATION

 The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2017 was approximately $253,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item 6.C - Board Practices under the caption "External directors" below. Our audit committee and board of directors approved compensation for Mr. Ze'ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2017, we paid the sum of NIS428,000 (approximately $119,000) to our external directors, NIS 200,000 (approximately $55,000) to Mr. Ze'ev Koren, NIS162,000 (approximately $45,000) to Mr. Yoav Kahane, NIS 120,000 (approximately $ 33,000) to Ms. Tal Sheratzky-Jaffa.

 We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

 The aggregate cost to the Company of the compensation to our Co-Chief Executive Officers in 2017 were $3.9 million. The aggregate compensation paid to all of our officers as a group during 2017 was approximately $11.9 million. In 2017 we paid an aggregate amount of $65,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

 The following table sets forth the breakdown of the compensation of our 5 highest paid officers in 2017 according to our 2017 financial reports:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	731	-			1,075	625	2,431
Eyal Sheratzky (Co-Chief Executive Officer)	568	-			875	486	1,929
Nir Sheratzky (Co-Chief Executive Officer)	568				875	486	1,929
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)	406				625	347	1,378
Ami Saranga (Deputy Chief Executive Officer)		213	47	43	80	-	383
Total of our 5 highest paid officers	2,273	213	47	43	3,530	1,944	8,050

 During 2017, we set aside $491,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

 All numbers in this section are rounded to the nearest thousand.

 During 2017, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below. Such agreements were extended subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors on February 26, 2017.

 On November 9, 2017 our annual general meeting of shareholders approved the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky for a period of additional three years.

 For further details concerning such terms of service, please see Item 7.B – Related Parties Transactions under the caption "Transactions with our directors and principal officers."

 In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee.  In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2017, we paid a total of $958,000 to our officers and employees pursuant to the above bonus schemes.

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

Mr. Israel Baron is now serving his sixth term as an external director of the Company, who was reelected on of December 21, 2017 for a term of 3 years. Mr. Gideon Kotler was appointed on April 30, 2014 by an extraordinary shareholders meeting as our new external director, following the death of our former external director, Dr. Orna Ophir, in January 2014 and was reelected by our general shareholders meeting on December 28, 2016, for his second term, of additional 3 years term starting from April 30, 2017.

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

Our board of directors has formed an audit committee that is empowered, among other things, to exercise the powers of the board of directors concerning our accounting, reporting and financial control practices. Our audit committee operates in accordance with a charter, which complies with the provisions of the Israeli Companies Law and the Nasdaq listing rules. The members of the audit committee are currently Messrs. Israel Baron, Gideon Kotler and Yoav Kahane, all of whom are independent as required of members of the audit committee under the Nasdaq listing rules. Mr. Gideon Kotler was appointed on April 30, 2014 to replace Dr. Orna Ophir who passed away in January 2014.  Our board of directors has determined that Mr. Israel Baron possesses financial sophistication as required by Rule 5605(c)(2) under the Nasdaq listing rules, and that both Mr. Baron and Mr. Kotler possess accounting and financial expertise as defined by Israeli regulations.

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
Definition: such transaction which is not higher than 0.25% of the equity of the company according its last combined financial reports oris not higher than 1% of average net revenue of the past 3 years of the company in their absolute value, in the last 2 calendar years prior to the date of the transaction is being reported according the last financial report of the company.
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

Compensation committee

The Israeli Companies Law mandates the appointment of a compensation committee comprising of at least three directors. The compensation committee must include all of the external directors, who shall constitute the majority of the members thereof, and its remaining members shall be directors whose terms of service comply with the provisions promulgated concerning the remuneration of external directors. The chairman of the committee must be an external director. The members of the Compensation committee are currently Israel Baron, Gideon Kotler and Yoav Kahane. Mr. Gideon Kotler was appointed on April 30, 2014 to replace Dr. Orna Ophir who passed away in January 2014. All members of our compensation committee are independent directors as defined by the Nasdaq listing rules, and all of whom meet the composition requirements under the Israeli Companies Law. Since February 2016, the Israeli Companies Law permits that Audit Committee can serve also as a Compensation committee, provided that it will comply with requirements of the Compensation Committee as explained above.

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

D.           EMPLOYEES

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2017	2016	2015
By area of activity:
Control Center	460	395	379
Research and Development	51	40	39
Sales and Marketing	104	103	125
Technical support and IT	346	305	296
Finance, Administration and Management	260	248	232
Private enforcement and operations	366	408	393
Manufacturing	131	101	80
Total	1,718	1,600	1,544

By geographic location (out of total):
Israel	843	762	719
Brazil	694	626	612
Argentina	146	175	182
United States	35	37	31

Total	1,718	1,600	1,544

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

Brazil

Our employment agreements in Brazil are subject to Brazilian labor laws and regulations, to collective labor agreements or bargaining arrangements with unions and contract. The laws and regulations in Brazil govern almost all aspects of an employment relationship and do not leave much room to be negotiated with the employee. Still, employment contracts create obligations to the parties if they are in compliance with the law. The Labor Code mainly governs the employees’ right to paid annual vacation, paid sick days, the maximum length of a workday, minimum payment for overtime and statutory severance pay. Brazilian law generally requires severance pay equal to 50% of the balance of the employee’s FGTS account (a mandatory fund to guarantee severance and unemployment). The FGTS can also be withdrawn when the employee retires, dies or his employment is terminated without cause, among others. Brazilian employers are required to purchase health insurance for employees only in the event it is set forth by the applicable collective labor agreement, contract or company policy, and are required to cover employees’ food and travel costs whenever a business trip is required, and to make deposits into a Guarantee Severance Fund (the so-called “FGTS”). Furthermore, Brazilian employees and employers are required to make contributions to the National Insurance Institute (“INSS”), similar to the United States Social Security Administration. Our collections to the National Insurance Institute amount to 34.8% to 39.8% of the payrolls, out of which 8% to 11% (limited to R$5,645.80 of individual salary) corresponds to contributions by the employees deducted from salaries and 26.8% is the fixed part we pay. Our contribution of 26.8% includes mandatory contribution to the Public Insurance for Labor Accidents and Diseases (SAT). According to Decree Law 6957/2009 such portion, which varies from 1% to 3% of payroll, should be multiplied by another factor (FAP) from 0.5 to 2 in order to reduce or increase our burden to reflect statistics of occupational accidents and diseases in our business.

All of our employees in Brazil, excluding the chief executive officer, some directors (VPs) and three managers, are represented by a labor union and the employees’ mandatory contributions to their union are paid by us. The law no. 13.467/2017, which entered into force on November 11, 2017, made the labor union contribution optional (i.e., discounted only upon the employees’ consent).

Argentina

Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause. Argentine employers are also required to contribute for the following items: (a) Pension funds 21% which will decrease in next years (*as describe in the table below) (b) health insurance for employees 6% (c) occupational accident insurance 2.29%; and (d) Retirement fund insurance 3.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

(*) the rate of company contribution for pension funds was 21% until December 31, 2017. It will decrease respectively in the following years until 2022 and will stand on a rate of 19.5%, as follows:

Until 31/12/2018	Until 31/12/19	Until 31/12/2020	Until 31/12/2021	From 1/1/2022 on
20.70%	20.40%	20.10%	19.80%	19.50%

Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them.

United States

We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

E.            SHARE OWNERSHIP

The following sets forth, as of April 30, 2018 the share ownership of our directors and executive officers listed in Item 6.A above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer (1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership (3)

Izzy Sheratzky(4)	4,077,317	19.44
Professor Yehuda Kahane (5)	1,450,853	6.9
Zeev Koren	-	-
Efraim Sheratzky (6)	247,506	1.2
Yigal Shani (7)	273,510	1.3
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Tal Sheratzky- Jaffa	*	*
Israel Baron	-	-
Gidon Kotler	*	*
Ami Saranga	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	-	-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
(2)
Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Securities Exchange Act of 1934) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)	Amounts in this column are based on 23,475,431 ordinary shares outstanding as of April 30, 2018, less 2,507,314 treasury shares held by us.
(4)
Shares beneficially owned include: (a) 4,075,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky is deemed to beneficially owns due to his shared voting and investment power over such shares in accordance with that certain shareholders agreement, dated May 18, 1998 as amended on September 6, 2005 and on September 17,  2014, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.A. – Directors and Senior Management under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” above; (b) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

(5)
Shares beneficially owned include: (a) 13,264 shares directly owned by Professor Kahane jointly with his wife, Rivka Kahane; (b) 5,782 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,431,807 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

(6)
Shares beneficially owned include: (a) 3,996  shares directly owned by Efraim Sheratzky, (b) 37,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Efraim Sheratzky may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Yigal Shani, and (c) 206,510 shares owned by Moked Ituran, which Mr. Sheratzky may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Sheratzky may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G T.S.D. Holdings Ltd, the holder of 3.75% of Moked’s shares.

(7)
Shares beneficially owned include: (a) 30,000 shares directly owned by Yigal Shani, (b) 37,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,510 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G.N.S. Holdings, the holder of 3.75% of Moked’s shares

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of April 30, 2018, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

Please also see Item 6.E above.

There are no shares underlying options or warrants held by such persons.

The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)*	4,075,952	19.44
All directors and executive officers as a group(2).	4,167,359	19.87
Vulcan Value Partners (3)	2,276,196	10.86
FMR LLC. (4)	1,238,159	5.90
Renaissance Technologies LLC. (5)	1,205,175	5.75
Treasury shares*	2,507,314	-

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
(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC ("Vulcan") on February 14, 2018. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's securities that are the subject of Form 13G. As of December 31, 2017, Vulcan Value Partners Small Cap Fund, an investment company advised by Vulcan, owned 10.86% of the outstanding shares of the Company.
(4) The information presented herein is based on Form 13G filed by FMR LLC. ("FMR") on February 13, 2018. According to the information presented on such Form 13G, the shares are beneficially owned by members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by FMR on February 13, 2018.
(5)  The information presented herein is based on Form 13G filed by Renaissance Technologies LLC. ("RTC") on February 14, 2018 . According to the information presented on such Form 13G, the shares are beneficially owned by RTC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by RTC on February 14, 2018.

As of April 30, 2018, we had a total of 4 shareholders (including the Depository Trust Company) of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* On December 26, 2017, we filed a registration statement on F-3 Form for Moked Ituran shares and our treasury shares. On January 9, 2018, our registration statement for Moked Ituran shares and our Treasury shares became effective.

B.            RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky a director of the company and a shareholder of Moked, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked. We pay an annual aggregate amount of NIS 1,177,000 or $327,000, for our basic insurance policies and NIS549,000, or $152,000 for our directors’ and officers’ insurance policy. During 2017 Tzivtit Insurance Agency was entitled to commissions in an aggregate amount of NIS 190,000 or $53,000 which is paid by the insurance company on account of these policies.

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

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $62,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from the fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amounts paid to A. Sheratzky according this new service agreement in 2015, 2016 and 2017 were approximately $2,249,000, $1,874,000 and $3,202,000 respectively (the numbers include value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $49,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in 2015, 2016 and 2017 was approximately $1,565,000, $1,672,000 and $2,337,000 respectively (the number includes value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $49,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days' advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company's secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in 2015, 2016 and 2017 was approximately $1,802,000, $1,478,000 and $2,312,000 respectively (the number includes value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $35, 000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include Mr. Sheratzky's entitlement for a 25 days' vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months' advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com' and/or company's secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2015, 2016 and 2017 according to this new service agreement, were approximately $1,175,000, $1,118,000 and $1,379,000 respectively (the numbers include value added tax).

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

The aforementioned agreements were extended on February 26, 2017 subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors.

All agreements mentioned above are in compliance with our amended compensation policy as approved on November 7, 2016, by the Company's general meeting of shareholders, which sets forth the principles of our office holders' compensation. On November 9, 2017 our shareholders general meeting approved the aforementioned agreements for an additional three years.

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

•	"Excess Return Cash Incentives" means a cash grant based on the company's Stock Yield as compared to the Russell 2000 Index's Yield, as set forth below.

"Company's Stock Yield" means the percentage of increase or decrease of the company’s stock price on Nasdaq over an Examined Period (as defined below), as adjusted for dividend distribution, calculated based on the average adjusted closing price of the company's shares on the Nasdaq during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

"Russell 2000 Index's Yield" means the percentage of increase or decrease of the Russell 2000 Index over an Examined Period, calculated based on the average Russell 2000 Index closing quotes during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

At the end of each calendar year, the company shall examine the Company's Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an "Examined Period"), as compared to the Russell 2000 Index's Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the Russell 2000 Index's Yield for such period, each of the Executive Office Holders shall receive an amount equal to 50% of his monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded.

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

In 2017 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements):

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2017:
	(In US$ thousands)
Izzy Sheratzky	1,125	(75)	75	1,125
Eyal Sheratzky	875	(58)	58	875
Nir Sheratzky	875	(58)	58	875
Gil Sheratzky	625	(42)	42	625

For the full service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.9-4.12(a) attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $4,200, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice.  The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2015, 2016 and 2017 were approximately, $57,000, $52,000 and $65,000, respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2015, 2016 and 2017, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately, NIS 46.8 Million (or $12 Million), NIS 52.4 Million (or $13.6 Million) and NIS 64.2 Million (or $17.8 Million) respectively.

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

On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue.  The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue.  On March 15, 2016, we have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on Sept. 2016 we filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. On April 3, 2017 the judge analyzed our request and granted the accounting report by a court – appointed expert. The expert filed his report and we are currently waiting for the decision for the parties to present their adverse opinions with regard to the experts' report. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit, as the assessment based on wrong assumption, since offsetting proceedings did not have any tax effect and the chances of our success are more likely than not. As of April 2018, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$12.1 million (approximately  US$ 3.65 million).

On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on April 2018 to R$ 3,292,055 (approximately US$ 970,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on April 2018 amounts to R$ 4,981,950 (approximately US$ 1,465,000), to FUST tax assessment for the year 2010 which including interest and penalties, on April 2018 amounts to R$ 3,450,843 (approximately US$ 1,015,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on April 2018 amounts to R$ 3,434,219 (approximately US$ 1,010,000). Due to the such last tax assessment, in April 2018, the aggregate amount claimed by Anatel increased to approximately R$ 15.16 million (approximately US$ 4.46 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014, our defense for the year 2011 (and January 2012) was filed on February 2016 and our Defense for the year 2012 was filed on February 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUST claims.

On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on April 2018 amounts to R$ 1,383,719 (approximately US$ 407,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on April 2018 amounts to R$ 933,140 (approximately US$ 274,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on April 2018 amounts to R$ 917,000 (approximately US$ 270,000),to FUNTELL tax assessment for the year 2010 which including interest and penalties, on April 2018 amounts to R$ 1,283,362 (approximately US$ 377,000) and 2011 which on April 2018 amounts to R$ 1,275,316 (approximately US$ 375,000) including interest and penalties. Due to the such last tax assessment, on April 2018 the aggregate amount claimed by Anatel increased to approximately R$ 5.8 million (approximately US$ 1.70 million). The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. On March 27,2018 the Administrative published a decision which rejected our defense for year 2011 and we intend to file an appeal. We are currently awaiting the Administrative decisions on all the other aforementioned FUNTELL claims.

On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 87 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. During 2017 and until now only preliminary hearing took place. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 7,900). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on an opinion of its legal counsels, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success, however based on the documents of the claim, the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

10.B. – "Memorandum and Articles of Association" - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law”

 Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B.            SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2017.

ITEM 9.           THE OFFER AND LISTING

A.            OFFER AND LISTING DETAILS

Price History of Our Shares

Our ordinary shares have been trading on Nasdaq under the symbol "ITRN" since September 2005 and were traded on the Tel-Aviv Stock Exchange from May 1998 and until May 2016. On May 23, 2016 following our request we have been delisted from Tel-Aviv Stock Exchange on May 25, 2016 with the last trading date on the TASE being May 23, 2016.

The delisting in Israel had no effect upon our continued listing on the NASDAQ in the United States, and all shareholders continue to trade our shares on NASDAQ.

The following table sets forth, for the periods indicated, the high and low market prices of our ordinary shares as reported by the Nasdaq Global Select Market.

	Price per +-ordinary share ($)
	High	Low

During the last six months
March 2018	35.90	30.90
February 2018	35.00	33.40
January 2018	35.55	33.75
December 2017	35.70	33.80
November 2017	36.10	34.80
October 2017	37.80	35.50

During each fiscal quarter of 2016 and 2017 and the first quarter of 2018
First Quarter 2018	35.90	30.90
Fourth Quarter 2017	37.80	33.80
Third Quarter 2017	36.40	29.95
Second Quarter 2017	33.80	29.75
First Quarter 2017	30.85	26.65
Fourth Quarter 2016	26.80	24.30
Third Quarter 2016	27.19	23.09
Second Quarter 2016	22.69	19.69
First Quarter 2016	19.65	16.62

During each of the five most recent full financial years:
2017	37.80	26.65
2016	27.19	16.62
2015	25.94	17.88
2014	25.70	20.13
2013	21.64	13.77

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

Anti take-over provisions; mergers and acquisitions under Israeli Law

Tender offers

Full Tender Offer. A person wishing to acquire shares or any class of shares, or voting rights of a publicly traded Israeli company and who would, as a result, hold over 90% of the company’s issued and outstanding share capital or of a class of shares that are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders or all shareholders of such class of shares, as applicable, for the purchase of all of the issued and outstanding shares of the company or of that class of shares, as applicable. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company or of that class of shares, as applicable, and the majority of shareholders who are disinterested accepted the offer, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (however, full tender offer shall be accepted if shareholders who objected to the offer constituted less than 2% of the issued and outstanding share capital of the company to which the offer relates). However, the shareholders may petition the court to determine that the consideration for the shares constituted less than their fair value and that their fair value should be paid to the offerees. If the full tender offer is not accepted as described above, the acquirer may not acquire shares from shareholders who accepted the tender offer that would provide it over 90% of the company’s issued and outstanding share capital or of the shares comprising such class, as applicable.

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

Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded or the rules and regulations of the stock exchange on which the shares are traded:

•	There is a limitation on acquisition of any level of control of the company, or

•	The acquisition of any level of control requires the purchaser to offer a tender offer to the public.

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

Election of Directors.

 Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under the caption “External directors” in Item 6.C. – “Board Practices” above. Pursuant to the Israeli Companies Law, the procedures for the appointment and removal and the term of office of directors, other than external directors, may be contained in the articles of association of a company. Our articles of association provide for staggered terms for directors. This provision may be amended only by a vote of 75% of our shares voting at a meeting of shareholders. The appointing mechanism of our directors is further described under the caption "Shareholders Agreement and Articles of Association of Moked Ituran Ltd." in item 6.A. – "Directors and Senior Management" above.

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

Distribution Paid on the Ordinary Shares

  As of November 16, 2009, our dividend policy provides for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year.  On February 27, 2017, the board of directors approved a change in the dividend policy. The new policy calls for a dividend of $5 million, at minimum per quarter, this new policy became effective starting from the dividends for the first quarter of 2017.

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

Gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the disposition, the ordinary shares were held for more than one year. Long-term capital gains realized by non-corporate US Holders generally are subject to a lower maximum marginal US federal income tax rate than the maximum marginal US federal income tax rate applicable to ordinary income, other than qualified dividend income, as defined above, generally, not exceeding 23.8% (including, if applicable, Medicare tax at a rate of 3.8%).  The deductibility of capital losses by a US Holder is subject to limitations. In general, any gain or loss recognized by a US Holder on the sale or other disposition of ordinary shares will be US source income or loss for US foreign tax credit purposes. US Holders should consult their own tax advisors concerning the source of income for US foreign tax credit purposes and the effect of the US-Israel Tax Treaty on the source of income.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income.  In 2013 the corporate tax rate was 25%. On August 5, 2013 the Israeli Parliament amended the Income Tax Ordinance, by which, inter alia, the corporate tax rate was raised by 1.5% to a rate of 26.5% s from 2014, and in 2015was 26.5%, and for 2016 the corporate tax decreased to a rate of 25%. According to  new amendment, the regular corporate tax for 2017 decreased to a rate of 24% and, as of 2018 and thereafter, there will be a further reduction to 23%. Capital gains derived after January 1, 2010 are subject to a corporate tax rate imposed in the sale year.

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

●
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
On December 2016 the Israeli Parliament amended the Investments Law, by which, inter alia, it reduced for Preferred Enterprises which is located in areas other than "Development Zone A" and set it at 7.5% for enterprises located elsewhere as of January 1, 2017.

●	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

●	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

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

As of December 31, 2017, only one of our Israeli subsidiaries is entitled to a "Preferred Company" status pursuant to the Investments Law.

Tax Benefits under the 2016 Amendment

In December 2016 new legislation amended the Investment Law (the "2016 Amendment"). Under the 2016 Amendment a new status of "Technological Preferred Enterprise" was introduced to the Investment Law.

 Technological Preferred Enterprise – an enterprise which, amongst other conditions, is part of a consolidated group with consolidated revenues of less than NIS 10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property, and a Technological Preferred Enterprise in Development Zone A will be subject to tax at a rate of 7.5%.

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

On December 23, 2013 the Israeli Parliament amended the Income Tax Ordinance, with profound changes to the tax treatment of CFC, mainly with regard to the following:

●	Reducing the tax rate criterion: a company is considered CFC If the tax rate applicable to passive income does not exceed 15% (instead of 20%).
●	Sale of a security will be considered passive income, unless the holding duration is less than one year and it has been shown that the security served in a business.
●	Cancel the notional credit mechanism and replacing it with dividend deduction against the actual dividend distribution. Tax refund may be allowed under certain conditions.
●	Dividends derived from income that was taxed at a rate of at least 15% shall not be considered "passive income" under certain conditions.

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

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from by Israeli resident company on the sale of shares, whether listed on a stock market or not, is the corporate tax rate in Israel (commencing from January 1, 2018, 23%).

Commencing as of January 1, 2017, an individual whose taxable income during a tax year is in excess of NIS 640,000, will be liable for an additional 3% on the portion that is in excess of NIS 640,000.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently up to 48% for individuals in 2014). Pursuant to Amendment No. 234 to the Income Tax Ordinance there was a decrease of 1% and stands at 47% from January 1, 2017 and onwards.

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

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Dividends paid from income derived from Approved or Benefited Enterprises are subject to withholding at the rate of 20%, or 4% for Benefited Enterprises in the Ireland Track. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company's gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. But, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that the shares were purchased after January 1, 2009, capital gain does not belong to the foreign resident's permanent business in Israel, the security was not acquired by the foreign resident from a relative and the shares are not listed on Israeli stock exchange upon the sale of the shares. After the company's shares had been listed for trading on a foreign Exchange and the provisions of section 101 of the Ordinance, the provisions of the Adjustments Law and provisions under section 130A of the Ordinance do not apply to the capital gain, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2015, 2016 and 2017, a portion of our revenues and expenses was derived in other currencies. For fiscal years 2015, 2016 and 2017, we derived approximately 9%, 9.1% and 8.2% of our revenues in dollars 48%, 47.9% and 47.9% in NIS, 33%, 35.6% and 37.5% in Brazilian Reals and 10%, 7.4% and 6.4% in Argentine Pesos, respectively. In fiscal years 2015, 2016 and 2017, 17%, 14.9% and 14.3% of our expenses were incurred in dollars, 46%, 51.4% and 51.5% in NIS, 27%, 27% and 28.1% in Brazilian Reals and 10%, 6.7% and 6.1% in Argentine Pesos, respectively.

Exchange differences upon conversion from our functional currency to dollars are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2017, accumulated other comprehensive income increased by $4.2 million as compared to the year 2016. In 2016, accumulated other comprehensive income increased by $5.6 million as compared to the year 2015. In 2015, accumulated other comprehensive income decreased by $14.7 million as compared to the year 2014.

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

	Year Ended December 31,
	2015		2016		2017
	Actual	At 2014 exchange rates (1)	Actual	At 2015 exchange rates (1)	Actual	At 2016 exchange rates (1)
	(In US$ thousands)
Revenues	175,628	209,186	199,574	211,098	234,636	221,925
Gross profit	89,881	107,375	102,031	108,297	119,384	113,369
Operating income	40,644	50,749	47,998	52,131	56,535	52,838

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

PART II

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.A     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.        CONTROLS AND PROCEDURES

         (A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2017 have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2017 and such report is included elsewhere in this Form 20 -F.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(C) Attestation Report of the Registered Public Accounting Firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, based on our audit and the report of the other auditors the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We did not audit the internal control over financial reporting of Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 5% and 6.5% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017. Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to the Company taken as a whole, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2017, and our report dated April 30, 2018, expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinion.

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

Definition and limitations of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
April 30, 2018

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

MAZARS

ESTUDIO URIEN & ASOC.

Auditores - Consultores

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Ituran de Argentina S.A.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran de Argentina S.A. (the “Company”) as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2017, and our report dated February 14, 2018 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Financial Statements. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

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

Gustavo Chesta Estudio Urien & Asociados Buenos Aires, Argentina February 14, 2018

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

 ITEM 16B.    CODE OF ETHICS

In 2005, we adopted a Code of Ethics that applies to our senior management, including chief executive officer, chief financial officer, internal auditor and other individuals performing similar functions. Code of Business Conduct and Ethics was revised on February 26, 2017 as part of our Internal Compliance Program. The amendments were imposing on our employee's stricter rules on compliance with Intellectual properties laws, compliance with Foreign Corrupt Practices Act, restrictions and rules on posting information on Ituran on social media and online networking websites, adding additional disciplinary measures and providing contact details of our compliance officer. The Code of Business Conduct and Ethics has been posted on our website at www.ituran.com.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel ("Grant Thornton"), has served as our independent auditors. On November 9, 2017 they have been re-elected by our shareholders to serve as our independent auditors for the year 2017, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2016 and 2017:

	2016		2017
	(in thousands, USD)
Audit Fees (1)	300	(3)	307
Tax Fees (2)	9		7
Total	309		314

(1)
The audit fees for the years ended December 31, 2016 and 2017 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2)	Consists of all tax related services.

(3)	The audit fee for the year 2016 was updated due to non-significant additional fee paid for a professional audit service made for one of our subsidiaries.

Our audit committee has pre-approved the above audit and non-audit services provided by Grant Thornton, during the years 2016 and 2017, up to a certain amount.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2017, the Company did not purchase any of its shares.

ITEM 16F.      CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.     CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the Rule 5600 series and the requirement to distribute annual and interim reports. A foreign private issuer that elects to follow a home country practice instead of any of such provisions, must disclose in its annual reports each requirement that it does not follow, describe the home country practice followed by the company in lieu of such requirements, satisfy the voting rights (Rule 5640)  requirements, have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii). In reliance upon Rule 5615(a)(3), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of independent board members or that independent directors have regularly scheduled meetings at which only independent directors are present, or (iii) independent oversight of director nominations.  As a result, we have elected to follow Israeli law regarding the independence requirements of our board of directors. See “External directors” above. In addition, our board of directors has not appointed a nominating committee and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors.

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.        FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.        FINANCIAL STATEMENTS

  The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	F-2-F-5
Consolidated Balance Sheets	F-6-F-7
Consolidated Statements of Income	F-8
Statements of Comprehensive Income	F-9
Statement of Changes in Equity	F-10-F-11
Consolidated Statements of Cash Flows	F-12-F-13
Notes to Consolidated Financial Statements	F-14-F-49

ITEM 19.        EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company (7)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

4.1	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.2	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012. (6)

4.3	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(4)
4.4	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.5	Form of Directors' Letter of Indemnity (English translation). (6)
4.6	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (2) *
4.7	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.8	Ituran Location & Control Compensation Policy, as approved on November 7, 2016. (7)
4.9	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (6)
4.9(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (7)
4.10	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (6)
4.10 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (7)
4.11	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (6)
4.11 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (7)
4.12	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (6)
4.12 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (7)
8	List of significant subsidiaries.
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).
13
Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

14.1	Consent of independent registered accounting firm to incorporation by reference.
14.2	Consent of independent registered public accounting firm to incorporation by reference.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005 and incorporated herein by reference.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	The current lessee under this agreement is the Registrant.

(5)	Filed as an exhibit to Form 13G of Yehuda Kahane for the year ended December 31, 2014, filed on February 17, 2015, and incorporated herein by reference.

(6)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference.

(7)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2017

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders ITURAN LOCATION AND CONTROL LTD. AND SUBSIDIARIES	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on internal control over financial reporting
We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, based on our audit and the report of the other auditors the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We did not audit the internal control over financial reporting of Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 5% and 6.5% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017. Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to the Company taken as a whole, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2017, and our report dated April 30, 2018, expressed an unqualified opinion on those financial statements.

Basis for opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinion.

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel
April 30, 2018

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ituran de Argentina S.A.

Opinion on the financial statements

We have audited the accompanying balance sheets of Ituran de Argentina S.A. (the “Company”) as of December 31, 2017 and 2016, the related statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 14, 2018 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2006.
Gustavo Chesta Estudio Urien & Asociados Buenos Aires, Argentina February 14, 2018

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2017	2016

Current assets
Cash and cash equivalents	36,906	31,087
Investment in marketable securities	3,559	398
Accounts receivable (net of allowance for doubtful accounts)	41,009	33,865
Other current assets (Note 2)	41,394	31,488
Inventories (Note 3)	14,244	14,351
	137,112	111,189

Long-term investments and other assets
Investments in affiliated companies (Note 4A)	14,839	11,975
Investments in other companies (Note 4B)	1,382	85
Other non-current assets (Note 5)	939	1,515
Deferred income taxes (Note 15)	8,398	6,314
Funds in respect of employee rights upon retirement	9,627	7,868
	35,185	27,757

Property and equipment, net (Note 6)	39,047	35,644

Intangible assets, net (Note 7)	38	23

Goodwill (Note 8)	3,777	3,406

Total assets	215,159	178,019

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2017	2016

Current liabilities
Credit from banking institutions (Note 9)	48	3
Accounts payable	23,264	18,624
Deferred revenues	12,796	10,762
Other current liabilities (Note 10)	29,644	26,738
	65,752	56,127

Long-term liabilities
Liability for employee rights upon retirement	14,062	11,751
Provision for contingencies	400	435
Deferred revenues	1,241	1,034
Other non-current	475	501
	16,178	13,721

Contingent liabilities (Note 11)

Equity:
Stockholders’ equity (Note 12)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2017 and 2016 – 60,000,000 shares
Issued and outstanding – December 31, 2017 and 2016 – 23,475,431 shares
Additional paid- in capital	71,550	71,550
Accumulated other comprehensive income	(9,754)	(12,967)
Retained earnings	92,065	71,717
Treasury stock at cost – December 31, 2017 and 2016 – 2,507,314 shares	(30,054)	(30,054)
Stockholders’ equity	125,790	102,229
Non-controlling interests	7,439	5,942
Total equity	133,229	108,171

Total liabilities and equity	215,159	178,019

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2017	2016	2015

Revenues:
Location based services	169,752	141,940	127,683
Wireless communications products	64,884	57,634	47,945
	234,636	199,574	175,628

Cost of revenues:
Location based services	56,572	48,916	46,823
Wireless communications products	58,680	48,627	38,924
	115,252	97,543	85,747

Gross profit	119,384	102,031	89,881
Research and development expenses	3,160	2,895	2,401
Selling and marketing expenses	12,246	10,074	9,303
General and administrative expenses	47,590	40,228	37,801
Other expenses (income), net (Note 13)	(147)	836	(268)
Operating income	56,535	47,998	40,644
Financing income (expenses), net (Note 14)	(989)	2,056	1,189
Income before income tax	55,546	50,054	41,833
Income tax expenses (Note 15)	(17,705)	(14,877)	(12,822)
Share in gains (losses) of affiliated companies, net (Note 4A)	8,520	(449)	(2,439)
Net income for the year	46,361	34,728	26,572
Less: Net income attributable to non-controlling interest	(2,567)	(2,589)	(1,601)
Net income attributable to the Company	43,794	32,139	24,971

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	2.09	1.53	1.19

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015

Net income for the year	46,361	34,728	26,572

Other comprehensive gain (loss), net of tax:
Foreign currency translation adjustments	4,238	5,558	(14,703)
Unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge	(441)	(50)	85
Reclassification of net gains realized to net income	(10)	(731)	(1,188)
Other comprehensive gain (loss), net of tax	3,787	4,777	(15,806)

Comprehensive income	50,148	39,505	10,766
Less: comprehensive income attributable to non-controlling interests	(3,141)	(2,813)	(1,465)
Comprehensive income attributable to the Company	47,007	36,692	9,301

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total
US dollars (except for number of shares)
Balance as of January 1, 2015	23,476	1,983	71,550	(1,850)	49,067	(30,054)	3,887	94,583
Changes during 2015:
Net income	-	-	-	-	24,971	-	1,601	26,572
Other comprehensive loss	-	-	-	(15,670)	-	-	(136)	(15,806)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,229)	(1,229)
Dividend paid	-	-	-	-	(13,171)	-	-	(13,171)
Dividend declared	-	-	-	-	(3,128)	-	-	(3,128)
Balance as of December 31, 2015	23,476	1,983	71,550	(17,520)	57,739	(30,054)	4,123	87,821
Changes during 2016:
Net income	-	-	-	-	32,139	-	2,589	34,728
Other comprehensive income	-	-	-	4,553	-	-	224	4,777
Dividend paid to non-controlling interests	-	-	-	-	-	-	(994)	(994)
Dividend paid	-	-	-	-	(13,968)	-	-	(13,968)
Dividend declared	-	-	-	-	(4,193)	-	-	(4,193)
Balance as of December 31, 2016	23,476	1,983	71,550	(12,967)	71,717	(30,054)	5,942	108,171

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2017	23,476	1,983	71,550	(12,967)	71,717	(30,054)	5,942	108,171
Changes during 2016:
Net income	-	-	-	-	43,794	-	2,567	46,361
Other comprehensive income	-	-	-	3,213	-	-	574	3,787
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,644)	(1,644)
Dividend paid	-	-	-	-	(18,452)	-	-	(18,452)
Dividend declared	-	-	-	-	(4,994)	-	-	(4,994)
Balance as of December 31, 2017	23,476	1,983	71,550	(9,754)	92,065	(30,054)	7,439	133,229

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015
Cash flows from operating activities
Net income for the year	46,361	34,728	26,572
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill and other intangibles	13,519	11,635	11,962
Gain from sale of subsidiary, net (Appendix A)	-	-	(951)
Gains in respect of trading marketable securities	(397)	(115)	(666)
Increase in liability for employee rights upon retirement	1,025	890	717
Share in losses (gains) of affiliated companies, net	(8,520)	449	2,439
Deferred income taxes	(516)	(1,114)	(85)
Capital gain on sale of property and equipment, net	(1)	(52)	(31)
Decrease (increase) in accounts receivable	(4,769)	(4,552)	117
increase in other current and non-current assets	(11,517)	(5,033)	(879)
Decrease (increase) in inventories	1,632	(1,424)	(658)
Increase (decrease) in accounts payable	3,751	5,884	(1,176)
Increase (decrease) in deferred revenues	2,238	(1,122)	(246)
Increase (decrease) in other current and non-current liabilities	1,101	1,298	(1,201)
Net cash provided by operating activities	43,907	41,472	35,914
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(844)	(644)	(804)
Capital expenditures	(16,159)	(13,645)	(18,724)
Investment in affiliated company	(900)	(8,920)	(5,966)
Investment in marketable securities	(8,623)	(3,154)	(11)
Repayment of loans from affiliated companies	6,982	1,512	-
Proceeds from (Investment in) long - term deposit	450	16	(341)
Investments in other companies	(1,274)	-	-
Proceeds from sale of property and equipment	315	342	406
Sale of marketable securities	5,368	4,633	-
Sale of subsidiary (Appendix A)	-	-	(266)
Net cash used in investment activities	(14,685)	(19,860)	(25,706)
Cash flows from financing activities
Short term credit from banking institutions, net	23	(152)	160
Dividend paid	(22,645)	(17,088)	(17,590)
Dividend paid to non-controlling interests	(1,644)	(994)	(1,229)
Net cash used in financing activities	(24,266)	(18,234)	(18,659)
Effect of exchange rate changes on cash and cash equivalents	863	693	(2,951)
Net increase (decrease) in cash and cash equivalents	5,819	4,071	(11,402)
Balance of cash and cash equivalents at beginning of year	31,087	27,016	38,418
Balance of cash and cash equivalents at end of year	36,906	31,087	27,016

Supplementary information on investing and financing activities not involving cash flows:

During the years, 2017 and 2016, the Company purchased property and equipment in an amount US$ 373 thousand and US$ 224 thousand, respectively, using a directly related liability.

In November 2017, the Company declared a dividend in the amount of US$ 5 million.  The dividend was paid in January 2018.

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
(266)

Supplementary disclosure of cash flow information
	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015

Interest paid	2,651	324	203

Income taxes paid, net of refunds	22,891	17,699	10,181

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar			Israeli CPI(*)
	NIS	Real	Pezo
At December 31,
2017	3.467	3.3080	18.774	113.05 points
2016	3.845	3.2591	15.850	112.59 points
2015	3.902	3.9048	13.005	112.82 points
Increase (decrease) during the year:
2017	(9.83)%	1.50%	18.45%	0.4%
2016	(1.46)%	(16.54)%	21.87%	(0.2)%
2015	0.33%	47.01%	52.07%	(1.0)%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average 100.

3.	Basis of presentation

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to legal contingencies, revenue recognition and related deferred expenses, deferred taxes and tax liabilities.

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

Trading gains for the years 2017, 2016 and 2015 amounted to approximately 397,000, US$ 115,000 and US$ 666,000, respectively.

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

The allowance in respect of accounts receivable at December 31, 2017 and 2016 was US$ 2,532,000 and US$ 2,180,000, respectively.

G.      Inventories

Inventories are stated at the lower of cost or net realizable value.  Cost is determined as follows: raw materials and finished products – mainly on the basis of first-in, first-out (FIFO).

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

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During 2017 and 2016, no impairment was identified.

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

From time to time the Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts) which are designed to hedge the cash flows expected to be paid with respect to forecasted monthly purchases of inventory, denominated in currencies other than the functional currency of the Company. Such transactions were designated as hedging instruments on the date that the Company entered into such derivative contracts, and qualify as cash flow hedges under ASC Topic 815.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Income taxes (cont.)

Following the initial application of ASU 2015-17 which became effective on January 1, 2017, deferred tax balances are presented as non-current amounts. The Company has determined to apply this ASU retrospectively and accordingly, prior periods deferred tax balances that were previously presented as current were reclassified as non-current (see Notes 15).

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

As of December 31, 2017 the Company had two reporting units that include goodwill (two in 2016 and three in 2015).

The Company performed a qualitative assessment for those two reporting units as of December 31, 2017 and 2016, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For other reporting units (one in 2015, zero in 2016 and zero in 2017), operating in Israel, the Company elected to bypass the qualitative assessment and proceeded directly to performing the first step of the goodwill impairment test.

As a result of the test performed, during 2015, the Company recorded a goodwill impairment loss in an amount of US$ 674,000.  See Note 8B.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Goodwill and intangible assets (cont.)

2.
Intangible assets with finite lives are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. As of December 31, 2017 the remaining intangible assets are amortized over a period of 10 years.

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

Severance expenses for the years ended December 31, 2017, 2016 and 2015, amounted to US$ 1,853,000, US$ 1,595,000 and US$ 1,386,000, respectively.

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

Advertising expenses for the years ended December 31, 2017, 2016 and 2015 amounted to US$ 8.5 million, US$ 6.9 million and US$ 6.8 million, respectively.  Advertising expenses are presented among "selling and marketing expenses".

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

As of December 31, 2015, the Company measured the fair value of goodwill with a total carrying amount of US$ 0.7 million (before the recognition of an impairment loss) that was allocated to one reporting unit.  As a result of the above impairment test, the Company recorded an impairment loss of goodwill in an amount of US$ 0.7 million, to its implied fair value of US$ 0 million. The fair value measurement of the non-financial assets was classified as level 3.

As of December 31, 2017 and 2016, management determined based on qualitative assessment, that there is no need to perform fair value measurement of the remaining balance of goodwill.

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

Prepaid expenses, consist of amounts paid by the Brazilian subsidiary to insurance companies as a prepaid insurance on behalf of its customers as part of bundle transactions of SVR services together with insurance services to be supplied by a third party insurance company. Under such transactions, the customers are required accordingly to pay the Brazilian subsidiary a monthly fee for all the bundled services (see Note 1Q regarding the revenue recognition of bundle transactions). The insurance companies are obligated to refund any unearned insurance amounts to the Brazilian subsidiary in the event of termination of the transaction by the customers. The prepaid expenses are amortized over the contractual life of the insurance service with the insurance company (usually 12 months) by the straight-line method. The amortization is netted against the monthly receipts from customers for the bundled services.

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

Z.	Recently issued accounting pronouncements

Accounting Standard Update 2014-09, "Revenue from Contracts with Customers"

During May 2014, the FASB issued Accounting Standard Update 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09").

ASU 2014-09 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09, also requires entities to disclose sufficient information, both quantitative and qualitative, to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

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

For a public entity, the amendments in ASU 2014-09 (including the amendments introduced through recent ASU's) are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period (fiscal year 2018 for the Company).

The Company intends to adopt ASU 2014-09 as of January 1, 2018. The Company anticipates adopting the standard using the modified retrospective method.

The Company has established a process of evaluation of the impact of ASU 2014-09 on its revenue streams and selling contracts and transactions, if any, and on its financial reporting and disclosures, business processes, systems and controls. In such evaluation, management has considered, among other things, the opinion of third party professional accounting advisors.

Based on its evaluation, management believes that the standard will not have significant effect on the timing of recognizing revenues from SVR services subscription fees, as such services are recognized monthly, or on the timing of recognizing revenues from sales of wireless communications products. However, the standard will affect the timing of revenues from certain warranty services related to wireless communications products that the Company provides for periods beyond the period required by law (i.e. one year). Currently, such revenues are regarded as standard warranties as they are not separately priced and the company’s business practice is to provide a three-year warranty as a standard to certain customers.
Under the new guidance, the warranty services exceeding one year, will be considered as a separate performance obligation (‘a service-type warranty’) and a portion of the transaction price, will be allocated to such service, based on the standalone selling price of the warranty. The total amount of revenue recognized from these contracts will not change. However, the revenue allocated to the warranty services will be deferred and recognized over the related warranty period on a straight-line basis.

As a result of the above change the company will record deferred revenues related to the warranty as a cumulative adjustment to retained earnings in an amount of approximately US$3 million (net of tax) as of January 1, 2018.

In addition, management believes that the current accounting treatment of deferred installation expenses, prepaid and similar expenses will not change significantly, as such expenses will be considered under the new guidance as incremental costs of obtaining contracts which are expected to be recovered, accordingly, they will be accounted for as an asset.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Z.	Recently issued accounting pronouncements (cont.)

Accounting Standard Update 2015-11, "Simplifying the Measurement of Inventory"

Effective January 1, 2017, the Group adopted ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330) (“ASU 2015- 11”).

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

The adoption of ASU 2015-11 did not have a significant effect on the consolidated financial statements.

Accounting Standards Update 2015-17, "Income Taxes: Balance Sheet Classification of Deferred Taxes"

Effective January 1, 2017, the Group adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which changes how deferred taxes are classified on organizations’ balance sheet.

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

Management does not believe that the provisions of ASU 2017-04 will have a significant effect on its consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

Z.	Recently issued accounting pronouncements (cont.)

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

Accounting Standards Update 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities”

In August 2017, the FASB issued ASC Update 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. (ASU 2017-12)”

ASU 2017-12, amends the hedge accounting recognition and presentation requirements in ASC 815 in order to (1) improve the transparency and understandability of information conveyed to financial statement users about an entity’s risk management activities by better aligning the entity’s financial reporting for hedging relationships with those risk management activities and (2) reduce the complexity of and simplify the application of hedge accounting by preparers.

ASU 2017-12 eliminates the concept of separately recognizing periodic hedge ineffectiveness for cash flow and net investment hedges. Accordingly, the impact of both the effective and ineffective components of a hedging relationship will be recognized in the same financial reporting period and in the same income statement line item. Also, the guidance in ASU 2017-12 includes certain targeted improvements to existing guidance on quantitative and qualitative assessments of initial and ongoing hedge effectiveness.

The transition guidance in ASU 2017-12 requires an entity to apply the amendments using a modified retrospective approach to hedging relationships that exist as of the date of adoption by recording a cumulative-effect adjustment to the opening balance of retained earnings as of the most recent period presented. Entities must apply the new and modified disclosure requirements prospectively from the date of adoption.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

Z.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update 2017-12 “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities” (cont.)

For public business entities, the guidance in ASU 2017-12 is effective for fiscal years beginning after December 15, 2018 and for interim periods within those fiscal years. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods within fiscal years beginning after December 15, 2020. Early application of the guidance is permitted, including in an interim reporting period. If adopting the guidance in an interim reporting period, an entity must reflect the effect of the adoption as of the beginning of the fiscal year that includes the interim reporting period in which the guidance is adopted.

The Company is evaluating the impact of the amendments on its consolidated financial statements.

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2017	2016
Prepaid expenses	27,805	22,358
Government institutions	6,340	4,068
Deferred installation expenses	5,659	3,000
Advances to suppliers	221	127
Employees	308	540
Others	1,061	1,395
	41,394	31,488

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2017	2016
Finished products	7,722	7,793
Raw materials	6,522	6,558
	14,244	14,351

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2017	2016
Bringg (see 1 below)	6,090	3,408
RTI (see 2 below)	4,621	8,387
IRT (see 2 below)	2,734	(266)
IRTA (see 2 below)	(301)	446
HK (see 2 below)	1,695	-
	14,839	11,975

1.	BRINGG Delivery Technologies Ltd. ("BRINGG") Formerly Overvyoo Ltd.

In December 2013, the Company invested US$1.4 million in Bringg Delivery Technologies Ltd. ("Bringg") (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. According to the agreement with Bringg, the Company invested in January and July 2015 additional amounts of US$1.1 million and US$2 million, respectively. During the years 2015-2017, additional investors not related to the Company, invested amounts of approximately $23.8 million in Bringg, which reduced the percentage of the shares held by the Company in Bringg, from 45% as of June 30, 2015 to 41.18%, 38.96% and 26.88%  as of December 31, 2015, 2016 and 2017 respectively . As a result of the reduction, the company recorded gain from the dilution in the consolidated statements of income for the respective years 2015, 2016 and 2017, under Share in gains (losses) of affiliated companies in the amounts of approximately US$ 0.8 million, US$ 0.4 million and US$ 4.4 million, respectively.

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

These services are provided through a joint venture as follows:

2.1	ITURAN ROAD TRACK MONITORAMENTO De Veiculos Ltda. (“IRT”)

In February 2015, IRT was established as a joint venture between the Company and Road Track in order to offer Ituran's services to the Brazilian market. Since IRT's inception and as at balance sheet date, Ituran holds 50% of the shares of IRT. IRT is jointly controlled and therefore is not consolidated in the company's financial statements.

2.2	RTI URUGUAY S.A. ("RTI")

In March 2015, RTI was established as a joint venture between the Company and Road Track in order to provide automatic vehicle location equipment to the same global road vehicles manufacturers as mentioned in section 2 above. Since RTI's inception and as at balance sheet date, Ituran holds 50% of the shares of RTI. RTI is jointly controlled and therefore is not consolidated in the company's financial statements.

2.3	ITURAN ROAD TRACK ARGENTINA S.A (“IRTA”)

In October 2015, IRTA was established as a joint venture between the Company and Road Track in order to offer Ituran's services in the Argentinian market. Since IRTA's inception and as at balance sheet date, Ituran holds 50% of the shares of IRTA. IRTA is jointly controlled and therefore is not consolidated in the company's financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANY (Cont.)

A.	Investment in affiliated companies (cont.)

2.4	GLOBAL TELEMATIC SOLUTIONS HK, LIMITED ("HK")

In October 2017, HK was established as a joint venture between the Company and Road Track in order to provide automatic vehicle location equipment to the same global road vehicles manufacturers as mentioned in section 2 above. Since HK's inception and as at balance sheet date, Ituran holds 50% of the shares of HK. HK is jointly controlled and therefore is not consolidated in the company's financial statements.

B.	Investment in other companies

As of December 31, 2017 the Company holds 19.15% of the shares of Locationet Systems Ltd. ("Locationet").

The balance of the Company’s investment in Locationet as of December 31, 2017 and 2016 was US$ 94,000 and US$ 85,000, respectively.

During 2017, we made two additional investments in two Israeli start-up companies (from mobile app development and visual sectors), of about 1.3 million USD in total.

NOTE 5	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2017	2016

Deferred installation expenses (*)	552	682
Deposits	387	833
	939	1,515

(*)	See Note 1W.

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2017	2016
Cost :
Operating equipment (*)	52,096	48,598
Office furniture, equipment and computers	33,913	26,992
Land	1,022	1,022
Buildings	2,205	1,888
Vehicles	6,799	4,924
Leasehold improvements	5,780	4,176
	101,815	87,600
Less – accumulated depreciation and amortization (**)	(62,768)	(51,956)
Total property and equipment, net	39,047	35,644

(*)	As December 31, 2017 and 2016, an amount of US$ 30.4million and US$ 28.6 million is subject to operating lease transactions, respectively.

(**)	As at December 31, 2017 and 2016, an amount of US$ 15.9 million and US$ 12.5 million is subject to operating lease transactions, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6	-	PROPERTY AND EQUIPMENT, NET (cont.)

B.
In the years ended December 31, 2017, 2016 and 2015, depreciation expense was US$ 13.5 million, US$ 11.6 million and US$ 10.9 million, respectively and additional equipment was purchased in an amount of US$ 16.2 million, US$ 13.6 million and US$ 18.7 million, respectively.

NOTE 7	-	INTANGIBLE ASSETS, NET

A.	Intangible assets

As December 31, 2017 and 2016, the remaining balance of intangible assets consists of unamortized balance of patents in an amount of 38,000 and 23,000, respectively.

Amortization and impairment of intangible assets amounted to US$ 9 thousand, US$ 4 thousand  and US$ 430,000 for the years ended December 31, 2017, 2016 and 2015, respectively.  As of December 31, 2017, the estimated aggregate amortization of intangible assets for the next five years is as follows:  2017-3,000 and thereafter – 20,000.

The impairment was included in "other expenses, net" (see Note 13).

NOTE 8	-	GOODWILL

A.	The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2015 are as follows:

	US dollars
	Location based services	Wireless communications products	Total
(in thousands)
Balance as of January 1, 2016 (*)	1,539	1,817	3,356
Changes during 2016:
Translation differences	23	27	50
Balance as of December 31, 2016	1,562	1,844	3,406
Changes during 2017:
Translation differences	170	201	371
Balance as of December 31, 2017	1,732	2,045	3,777

(*)	The accumulated amount of goodwill impairment loss as of December 31, 2017, 2016 and 2015 was US$ 7,098,000.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	GOODWILL (cont.)

B.
During 2015, the Company recorded an amount of US$ 674,000, as impairment with respect to goodwill. No impairment was recognized in 2016 and 2017.  The impairment amount was included in "other expenses, net".  See Note 13.

The Company performed its annual impairment test as of December 31, 2015 and recorded goodwill impairment in the total amount of US$ 0.7 million in connection with certain reporting unit which is a part of the Wireless communications products segment and operates in the internet portal in the field of local travel and recreation.  The impairment was recorded primarily due to a significant decline in current and future forecasted revenues and profitability margins of the GIS services offered by an Israeli subsidiary resulting from the continued weakness in the cellular industry in Israel that has suffered from recent regulatory changes and also the continuing popularity of navigation applications and tools developed by competitors which are offered for no charge. The impairment was based on valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach.  The significant assumptions used for the assessment were 2 years of projected net cash flows, a discount rate of 20% and a long-term growth rate of 0%.

See Note 1V regarding fair value measurements.

NOTE 9	-	CREDIT FROM BANKING INSTITUTIONS

Lines of credit

Unutilized short-term lines of credit of the Group as of December 31, 2017, aggregated to US$ 0.8 million.

NOTE 10	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2017	2016

Accrued expenses	12,753	11,019
Accrued payroll and related taxes	7,392	6,031
Government institutions	3,907	4,747
Related party	-	3
Accrued dividend	4,930	4,191
Others	662	747
	29,644	26,738

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES

A.	Claims

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

2.
On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavourable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue.  The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue.  On March 15, 2016, we have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on Sept. 2016 we filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. On April 3, 2017 the judge analyzed our request and granted the accounting report by a court – appointed expert. The expert filed his report and we are currently waiting for the decision for the parties to present their adverse opinions with regard to the experts' report. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit, as the assessment based on wrong assumption, since offsetting proceedings did not have any tax effect and the chances of our success are more likely than not. Accordingly, no provision was recognized with respect to such claim. As of April 2018, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$12.1 million (approximately  US$ 3.65 million).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

3.
On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on April 2018 to R$ 3,292,055 (approximately US$ 970,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on April 2018 amounts to R$ 4,981,950 (approximately US$ 1,465,000), to FUST tax assessment for the year 2010 which including interest and penalties, on April 2018 amounts to R$ 3,450,843 (approximately US$ 1,015,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on April 2018 amounts to R$ 3,434,219 (approximately US$ 1,010,000). Due to the such last tax assessment, on April  2018, the aggregate amount claimed by Anatel increased to approximately R$ 15.16 million (approximately US$ 4.46 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel. The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. Accordingly, no provision was recognized with respect to such claim. We have filed our defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014, our defense for the year 2011 (and January 2012) was filed on February 2016 and our Defense for the year 2012 was filed on February 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUST claims.

As the FUST are levied at a fixed rate on the gross revenues, the company accounted for such matter in accordance with the provisions of ASC Topic 450-20, contingencies - loss contingencies.

4.
On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on April 2018 amounts to R$ 1,383,719 (approximately US$ 407,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on April 2018 amounts to R$ 933,140 (approximately US$ 274,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on April 2018 amounts to R$ 917,000 (approximately US$ 270,000),to FUNTELL tax assessment for the year 2010 which including interest and penalties, on April 2018 amounts to R$ 1,283,362 (approximately US$ 377,000) and 2011 which on April 2018 amounts to R$ 1,275,316 (approximately US$ 375,000) including interest and penalties. Due to the such last tax assessment, on April 2018 the aggregate amount claimed by Anatel increased to approximately R$ 5.8 million (approximately US$ 1.70 million). The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel. The authorities have construed that we render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. Accordingly, no provision was recognized with respect to such claim. We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. On March 27,2018 the Administrative published a decision which rejected our defense for year 2011 and we intend to file an appeal. We are currently awaiting the Administrative decisions on all the other  aforementioned FUNTELL claims.

As the FUNTELL are levied at a fixed rate on the gross revenues, the company accounted for such matter in accordance with the provisions of ASC Topic 450-20, contingencies - loss contingencies.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

5.
On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 87 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 7,900). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on an opinion of its legal counsels, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success, however based on the documents of the claim, the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

6.
Claims are filed against the Company and its subsidiaries from time to time during the ordinary course of business, usually with respect to civil, labor and commercial matters.  The Company's management believes, based on its legal counsels' assessment, that the provision for contingencies recognized in the balance sheet is sufficient and that currently there are no claims (other than those described in this Note above) that are material, to the consolidated financial statements as a whole.

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

1.
As of December 31, 2017, minimum future rentals under operating leases of buildings and base station sites for periods in excess of one year were as follows: 2018 – US$ 3.4 million, 2019 – US$ 2.6 million, 2020 – US$ 1.5 million, 2021 – US$ 0.9 million and 2022 – US$ 0.9 million, 2023 – US$ 0.9 million.

The leasing fees expensed in each of the years ended December 31, 2017, 2016 and 2015, were US$ 3.2 million, US$ 2.6 million and US$ 2.5 million, respectively.

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

As of December 31, 2017, the Company is obliged to purchase from Telematics products in an aggregate amount of approximately US$ 7.6 million with respect to the following 12 month period .

NOTE 12	-	STOCKHOLDERS’ EQUITY

A.	Share capital

1.	Composition:

December 31, 2017 and 2016	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

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

3.	On September 2005, the Company registered its Ordinary shares for trade in the United States.

4.
The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

5.	As of December 31, 2017, 2016 and 2015, 2,507,314 ordinary shares representing 10.7% of the share capital of the Company is held by the company as treasury shares.

6.	Shares of the Company held by the company have no voting rights.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	STOCKHOLDERS’ EQUITY

B.	Retained earnings

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

3.
On February 27, 2017, the board of directors approved a change in the dividend policy. The new policy calls for a dividend of $5 million, at minimum per quarter, this new policy became effective starting from the dividend for the first quarter 2017.

4.	Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel are converted into dollars on the basis of the exchange rate prevailing at the date of declaration.

5.	During 2015, the Company declared dividends in an amount of approximately US$ 16.3 million. These dividends were paid during 2015 and January 2016.

6.	During 2016, the Company declared dividends in an amount of approximately US$ 18.2 million. These dividends were paid during 2016 and January 2017.

7.	During 2017, the Company declared dividends totaling an amount of approximately US$ 23.5 million. These dividends were paid during 2017 and January 2018.

8.	In February 2018, the Company declared a dividend in the amount of US 0.24 dollar per share, totaling approximately US$ 5 million. The dividend was paid in April 2018.

NOTE 13	-	OTHER (INCOME) EXPENSES, NET

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015
Adjustment of purchase price of subsidiary sold	-	-	(101)
Impairment of goodwill and intangible assets (2)	-	-	929
Gain on sale of subsidiary (1)	-	-	(951)
prior years expenses	-	940	-
Other	(147)	(104)	(145)
	(147)	836	(268)

(1)	On December 31, 2015, the Company sold its entire holding in the subsidiary Mapa Internet Ltd. For a total consideration of NIS 2.3 million (approximately US$ 600,000).

Management does not believe that the sale of Mapa internet Ltd represents a strategic shift for the company. As a result, the above transaction has not been reflected in the accompanying consolidated financial statements as discontinued operations.

(2)	See Notes 7, 8 and 1N.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	-	FINANCING INCOME (EXPENSES), NET

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015

Short-term interest income, commissions and other	258	46	77
Gains in respect of marketable securities	397	115	666
Interest income in respect of long-term loans	1	225	-
Interest income in respect of deposits	1,415	1,944	773
Expenses related to taxes positions	(2,246)	-	-
Exchange rate differences and others, net	(814)	(274)	(327)
	(989)	2,056	1,189

NOTE 15	-	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015
Income taxes (tax benefit):
Current taxes:
In Israel	6,251	5,581	6,279
Outside Israel	10,308	10,303	6,089
	16,559	15,884	12,368
Deferred taxes:
In Israel	(1,982)	91	(121)
Outside Israel	(169)	(1,179)	206
	(2,151)	(1,088)	85
Taxes in respect of prior years:
In Israel (*)	1,775	81	369
Outside Israel (**)	1,522	-	-
	3,297	81	369
	17,705	14,877	12,822

(*) During November 2017, the Company has received from the Israeli tax authority ("ITA") tax assessments for the years 2013-2015 amounting to approximately NIS 11 million (approximately US$ 3 million). An amount of NIS 7.2 million (approximately US$ 2 million) due to the timing differences related to the deduction of certain expenses for tax purposes, which was agreed to be deducted in the coming years. The Company recorded an amount of NIS 6.2 million (approximately US$ 1.8 million) as tax expense related to prior periods and a deferred tax benefit in a similar amount. As part of the above tax assessment, the Company was required to pay the ITA an amount of NIS 1.8 million (approximately US$ 0.5 million) as interest expense. Such amount was recognized as part of financing income, net.

(**)During November 2017, one of our subsidiaries in Brazil has received from the Brazilian tax authority ("RFB") a tax assessments for the years 2012-2014 amounting to BRL 10.3 million (approximately US$ 3.1 million), mainly due to an undetectable expenses. Accordingly, our subsidiary recorded an amount of BRL 4.8 million (approximately US$ 1.5 million) as tax expense related to prior periods. As part of the above tax assessment our subsidiary was required to pay an amount of BRL 3.6 million (approximately US$ 1.1 million) as penalty and BRL 1.7 (approximately US$ 0.5 million) as interest expense.

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

2.	As of December 31, 2017, only one Israeli subsidiary is entitled to a "Preferred Company" status pursuant to the investment law.

D.	Israeli corporate tax rates

On July 30, 2013, the Israeli parliament approved the Law for the Change in National Priorities (Legislative Amendments to Achieve Budgetary Goals for 2013 and 2014) – 2013 (hereinafter – the “Law for the Change in National Priorities”), which, among other things increased the standard corporate income tax rate from 25% to 26.5% effective as of January 1, 2014.

On January 4, 2016, the full plenum of the Israeli parliament passed the second and third readings of the Amendment to the Israel Income Tax Ordinance (Amendment No. 216) – 2016 (hereinafter – the “Amendment to the Law”) and on January 5, 2016, the Amendment to the Law was publicized in the Official Gazette. The Amendment to the Law stipulates, among other things, that the corporate tax rate would be lowered from 26.5% to 25% commencing from January 1, 2016.

On December 22, 2016, the Israeli parliament (the "Knesset") passed the Law for Economic Efficiency (Legislative Amendments to Achieve Budgetary Goals for the 2017 and 2018 Budget Years) – 2016 (hereinafter – the “Economic Efficiency Law”) and on December 29, 2016, it was publicized in the Official Gazette. The Economic Efficiency Law stipulates, among other things, that the corporate tax rate would be reduced from a rate of 25% to 23% from January 1, 2018 and thereafter.  Regarding the period from the date on which the Economic Efficiency Law went into effect (January 1, 2017) until December 31, 2017, a temporary provision was set down whereby the corporate tax rate will be 24%. In addition, the tax rate on capital gains in real terms and the tax rate applicable to the amount of a betterment in real terms were reduced by the same percentages.

This change of tax rate did not have material effect on the deferred tax assets of the Company and its Israeli subsidiaries as of December 31, 2016.

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

The Company and a certain Israeli subsidiary have received final tax assessments through the 2015 tax year.  One of the subsidiaries in Brazil has received final tax assessments through the 2015 tax year.  The other subsidiaries have not yet been assessed since incorporation.

H.      Carry forward foreign tax credits and tax losses

As of December 31, 2017, the Company's non-Israeli subsidiary in the United States has available carry forward foreign tax credits in an amount of approximately US$ 3.6 million. Most of such carry forward tax credits may be utilized until 2022.

I.	The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015
Pretax income	55,546	50,054	41,833
Statutory tax rate	24%	25%	26.5%
Tax computed at the ordinary tax rate	13,331	12,514	11,086
Nondeductible expenses (income)	(815)	766	526
Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	243	(151)	831
Deductible financial expenses recorded to other comprehensive income	(113)	90	(439)
Tax adjustment in respect of different tax rates	3,119	2,040	1,411
Taxes in respect of withholding at the source from royalties and dividends	542	95	78
Adjustment in respect of tax rate deriving from “approved enterprises”	(436)	(501)	(405)
Others	1,834	24	(266)
	17,705	14,877	12,822

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

J.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2017	2016
Deferred taxes
Provision for employee related obligations	276	166
Provision for legal obligation and other	6,262	3,868
Provision for employee related obligations	849	771
Carry forward tax losses and foreign tax credit	3,600	3,600
Temporary differences, net	887	1,185
	11,874	9,590
Valuation allowance	(3,476)	(3,276)
	8,398	6,314

K.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015
The Company and its Israeli subsidiaries	22,138	22,634	23,987
Non-Israeli subsidiaries	33,408	27,420	17,846
	55,546	50,054	41,833

L.	Uncertain tax positions

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil.

Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	US dollars

Balance at January 1, 2015	421
Decrease related tax positions of prior years	(419)
Translations differences related to the current year	(2)
Balance at December 31, 2017, 2016 and 2015	-

As of December 31, 2017 there are no uncertain tax positions

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2017, 2016 and 2015, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	43,794	32,139	24,971

	Number of shares
	Year ended December 31,
(in thousands)	2017	2016	2015
Weighted average number of shares used in the computation of basic and diluted earnings per share	20,968	20,968	20,968

NOTE 17	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2017, US$ 327 thousand and US$ 152 thousand, respectively (In 2016 US$ 331 thousand and US$ 160 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 190 thousand (US$ 53 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies, (US$ 96 thousand and US$ 79 thousand in 2016 and 2015, respectively).

B.
In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 4,200) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2017, 2016 and 2015 was approximately US$ 65,000, US$ 52,000 and US$ 57,000, respectively.

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

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide  services as independent contractors, which shall be entitled to a monthly payment of NIS 225,000, 175,000, 175,000 and 125,000 respectively plus VAT (US$62,000, US$49,000, US$49,000 and US$35,000 respectively) linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On November 7, 2016 the Company's general meeting of shareholders has reapproved the service agreements for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

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

In 2017 and 2016 Executive Offices Holders were entitle to Target based cash incentives at the maximum rate of (150%).

Herein below is attached table regards the aggregate amounts paid to Executive Offices Holders:

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015
Izzy Sheratzky	3,202	1,874	2,249
Eyal Sheratzky	2,337	1,672	1,565
Nir Sheratzky	2,312	1,478	1,802
Gil Sheratzky	1,118	1,118	1,175

NOTE 18	-	SEGMENT REPORTING

A.	General information:

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

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Location based services	Wireless communications products	Total

Year ended December 31, 2017
Revenues	169,752	64,884	234,636
Operating income	55,012	1,523	56,535
Assets	95,384	17,192	112,576
Goodwill	1,732	2,045	3,777
Expenditures for assets	9,346	681	10,027
Depreciation and amortization	10,030	328	10,358

Year ended December 31, 2016
Revenues	141,940	57,634	199,574
Operating income	44,045	3,953	47,998
Assets	84,777	15,793	100,570
Goodwill	1,562	1,844	3,406
Expenditures for assets	9,063	268	9,331
Depreciation and amortization	8,980	180	9,160

Year ended December 31, 2015
Revenues	127,683	47,945	175,628
Operating income	37,268	3,376	40,644
Assets	62,236	10,463	72,699
Goodwill	1,539	1,817	3,356
Expenditures for assets	14,478	393	14,871
Depreciation and amortization	8,636	152	8,788
Impairment of goodwill and intangible assets	-	929	929

C.	Information about reported segment profit or loss and assets:

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2017	2016	2015

Total revenues of reportable segment and consolidated revenues	234,636	199,574	175,628

Operating income
Total operating income for reportable segments	56,535	47,998	40,644
Unallocated amounts:
Financing income, net	(989)	2,056	1,189
Consolidated income before taxes on income	55,546	50,054	41,833

Assets
Total assets for reportable segments (*)	116,353	103,976	76,055
Other unallocated amounts:
Current assets	59,412	43,874	46,119
Investments in affiliated and other companies	16,221	12,060	4,783
Property and equipment, net	15,092	10,912	8,730
Other unallocated amounts	8,081	7,197	6,316
Consolidated total assets (at year end)	215,159	178,019	142,003

Other significant items
Total expenditures for assets of reportable segments	10,027	9,331	14,871
Unallocated amounts	6,281	4,498	3,676
Consolidated total expenditures for assets	16,308	13,829	18,547

Total depreciation, amortization and impairment for reportable segments	10,358	9,160	9,717
Unallocated amounts	3,161	2,475	2,245
Consolidated total depreciation, amortization and impairment	13,519	11,635	11,962

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2017	2016	2015

Israel	116,391	101,273	88,556
United States	8,537	8,697	7,811
Brazil	89,455	70,982	58,403
Argentina	15,211	14,772	17,324
Others	5,042	3,850	3,534
Total	234,636	199,574	175,628

	Property and equipment, net
	December 31,
(in thousands)	2017	2016	2015

Israel	16,757	11,973	9,934
United States	118	106	73
Brazil	17,969	19,188	17,228
Argentina	4,203	4,377	4,279
Total	39,047	35,644	31,514

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2017, 2016 and 2015, there were no sales exceeding 10% of total revenues to none of our customers.

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, marketable securities and derivatives.

Most of the Group’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2017 and 2016, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

Most of the Group’s sales are made in Israel, Brazil, Argentina and the United States, to a large number of customers, including insurance companies.  Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts.  Accordingly, management believes that the Group’s trade receivables do not represent a substantial concentration of credit risk.

The Company entered into foreign exchange forward contracts intended to protect against the increase in the purchase price of forecasted inventory purchases dominated in currencies other than the functional currency of the purchasing entity.

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

During 2017 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency of the purchasing entity, will be affected by changes in exchange rates. As of December 31, 2017, 22 transactions that originated in 2017 remain outstanding.

During 2015, 2016 and 2017, all the financial derivatives were designated and accounted for as hedging instruments.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Liability derivatives
As of December 31, 2017	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current Liabilities	580

Liability derivatives
As of December 31, 2016	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current Liabilities	-

Amounts reclassified to statement of income:

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2016		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	975

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2017		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	12

As of December 31, 2017, the notional amount of forward exchange contract with respect to cash follow hedge of anticipated transactions amounted to US$ 33 million (US$ 1.5 million per month for the next 22 months).

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

The Company measured cash equivalents, marketable securities and derivative financial instruments at fair value.  Such financial instruments are measured at fair value, on a recurring basis.  The measurement of cash equivalents and marketable derivatives are classified within Level 1.  The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates, based on the prevailing currency prices and the relevant interest rates.  Such measurement is classified within Level 2.

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, deposit in escrow, accounts receivable, accounts payable and other current assets and liabilities) approximates their carrying value, due to the short-term maturity of such instruments.

See also Note 1V.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2017 and 2016:

	December 31, 2017
(in thousands)	Level 1	Level 2	Level 3

Trading securities	3,559	-	-
Derivatives designated as hedging instruments	-	(580)	-

	December 31, 2016
(in thousands)	Level 1	Level 2	Level 3

Trading securities	398	-	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky /s/ Nir Sheratzky ————————— ————————— Eyal Sheratzky Nir Sheratzky Co-Chief Executive Officers

Dated: April 30, 2018