Form 20-F/A
period 2017-12-31
Ituran Location & Control Ltd.
filed 2018-05-01
CIK 1337117

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

 Yes ☐ No ☐

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2017 originally filed with the Securities and Exchange Commission on April 30, 2018 (the “2017 Form 20-F”), is being filed solely for the purposes of replacing the opinion of Fahn Kanne Co. Grant Thornton Israel, independent registered public accountants, presented on page F-2 and F-3 of the 2017 Form 20-F  with the correct version of the opinion, which was inadvertently omitted from the initial filing.  Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend or update the information in any other item of the 2017 Form 20-F.

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

4.1	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.2	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012. (6)

4.3	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(4)
4.4	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.5	Form of Directors' Letter of Indemnity (English translation). (6)
4.6	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (2) *
4.7	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.8	Ituran Location & Control Compensation Policy, as approved on November 7, 2016. (7)
4.9	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (6)
4.9(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (7)
4.10	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (6)
4.10 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (7)
4.11	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (6)
4.11 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (7)
4.12	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (6)
4.12 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (7)
8	List of significant subsidiaries.**
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).
13
Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

14.1	Consent of independent registered accounting firm to incorporation by reference.**
14.2	Consent of independent registered public accounting firm to incorporation by reference.**

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005 and incorporated herein by reference.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	The current lessee under this agreement is the Registrant.

(5)	Filed as an exhibit to Form 13G of Yehuda Kahane for the year ended December 31, 2014, filed on February 17, 2015, and incorporated herein by reference.

(6)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference.

(7)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission
        ** Previously filed

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
ITURAN LOCATION AND CONTROL LTD.
Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of the other auditors, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Ituran Argentina S.A. (Ituran Argentina), a wholly owned subsidiary of the Company, which statements reflect total assets constituting 5% and 7.3%, respectively, of consolidated total assets as of December 31, 2017 and 2016, and total revenues of 6.5%, 7.4%, and 9.9%, respectively, of consolidated total revenues for the years ended December 31, 2017, 2016 and 2015. Those statements were audited by other auditors, whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts included for Ituran Argentina, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 30, 2018 expressed an unqualified opinion.

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

Dated: May 1, 2018