Form 20-F
period 2018-12-31
Ituran Location & Control Ltd.
filed 2019-04-30
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

 Yes ☐ No ☐

The Annual Report of Ituran, together with the Financial Condition and Results of Operations covering that 12 month period, are incorporated by reference into Ituran registration statement on Form F-3 (File No. 333-222289).

TABLE OF CONTENTS

USE OF CERTAIN TERMS		IV
FORWARD LOOKING STATEMENTS		IV
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	12
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	12
B.	BUSINESS OVERVIEW	13
C.	ORGANIZATIONAL STRUCTURE	21
D.	PROPERTY, PLANTS AND EQUIPMENT	22
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	23
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	OPERATING RESULTS	23
B.	LIQUIDITY AND CAPITAL RESOURCES	34
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	36
D.	TREND INFORMATION	36
E.	OFF-BALANCE SHEET ARRANGEMENTS	36
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	37
G.	SAFE HARBOR	37
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
A.	DIRECTORS AND SENIOR MANAGEMENT	38
B.	COMPENSATION	41
C.	BOARD PRACTICES	43
D.	EMPLOYEES	47
E.	SHARE OWNERSHIP	49

i

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A.	MAJOR SHAREHOLDERS	50
B.	RELATED PARTY TRANSACTIONS	51
C.	INTERESTS OF EXPERTS AND COUNSEL	55
ITEM 8.	FINANCIAL INFORMATION	55
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	55
B.	SIGNIFICANT CHANGES	57
ITEM 9.	THE OFFER AND LISTING	57
A.	OFFER AND LISTING DETAILS	57
B.	PLAN OF DISTRIBUTION	58
C.	MARKETS	58
D.	SELLING SHAREHOLDERS	58
E.	DILUTION	58
F.	EXPENSES OF THE ISSUE	58
ITEM 10.	ADDITIONAL INFORMATION	58
A.	SHARE CAPITAL	58
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	58
C.	MATERIAL CONTRACTS	65
D.	EXCHANGE CONTROLS	65
E.	TAXATION	65

USE OF CERTAIN TERMS

As used herein, and unless the context suggests otherwise, the terms “we”, “us”, “our” or “Ituran” refer to Ituran Location and Control Ltd. and its consolidated subsidiaries.

We have prepared our consolidated financial statements in US Dollars. Our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All references herein to “dollars” or “$” or “USD” are to United States dollars, and all references to “NIS” are to New Israeli Shekels.

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

Our selected consolidated statements of income data for the years ended December 31, 2016, 2017 and 2018, and our selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2014 and 2015, and the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016, are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2018	2017	2016	2015	2014
	In USD
	In thousands, except per share amounts
Revenues:
Telematics services	181,357	169,752	141,940	127,683	133,692
Telematics products	71,978	64,884	57,634	47,945	48,435

Total Revenues	253,335	234,636	199,574	175,628	182,127
Cost of Revenues:
Telematics services	70,329	60,256	50,633	47,875	47,938
Telematics products	55,678	54,996	46,910	37,872	37,056

Total cost of revenues	126,007	115,252	97,543	85,747	84,994

Gross profit	127,328	119,384	102,031	89,881	97,133

Research and development expenses	6,223	3,160	2,895	2,401	2,526
Selling and marketing expenses	11,340	12,246	10,074	9,303	9,264
General and administrative expenses	47,693	47,590	40,228	37,801	38,617
Other expenses (income), net	(306)	(147)	836	(268)	856

Operating Income	62,378	56,535	47,998	40,644	45,870
Other income (expenses), net	13,138	-	-	-	-
Financing income (expenses), net	717	(989)	2,056	1,189	1,704

Income before income tax	76,233	55,546	50,054	41,833	47,574
Income tax	(17,273)	(17,705)	(14,877)	(12,822)	(14,246)
Share in gains (losses) of affiliated companies, net	4,219	8,520	(449)	(2,439)	(421)

Net income for the year	63,179	46,361	34,728	26,572	32,907
Less: net income attributable to non-controlling interest	(2,504)	(2,567)	(2,589)	(1,601)	(2,478)

Net income attributable to Company stockholders	60,675	43,794	32,139	24,971	30,429

Earning per share
Basic	$2.88	2.09	$1.53	$1.19	$1.45
Diluted	$2.88	2.09	$1.53	$1.19	$1.45
Weighted average number of shares outstanding
Basic	21,077	20,968	20,968	20,968	20,968
Diluted	21,077	20,968	20,968	20,968	20,968

Consolidated Balance Sheets Data

	Year Ended December 31,
	2018	2017	2016	2015	2014
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; deposit in escrow (short and long term) and investment in trading marketable securities	53,295	40,465	31,485	29,051	40,780
Working Capital	84,214	71,360	55,062	50,124	56,910
Total Assets	373,792	215,159	178,019	142,003	152,337
Total Liabilities	213,592	81,930	69,848	54,182	57,754
Retained Earnings	129,580	92,065	71,717	57,739	49,067
Stockholders Equity	153,693	125,790	102,229	83,698	90,696
Dividend declared per share	0.95	1.12	0.86	0.78	0.98

Other Data:

	Year Ended December 31,
	2018	2017	2016	2015	2014
Subscribers of telematics services (1)	1,770,000	1,160,000	1,057,000	948,000	817,000
Average monthly churn rate	2.8%	3.2%	3.1%	3.3%	3%

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

Revenues from our stolen vehicle recovery services, which we refer to as SVR services, and automatic vehicle location products, which we refer to as telematics products, are primarily dependent on our relationships with insurance companies. In Israel, insurance companies drive demand for our SVR services and telematics products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. In certain subsidiaries in Brazil and Argentina, insurance companies enter into written agreements to subscribe to our services and purchase or lease our products directly. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential.

Changes in practices of insurance companies in the markets in which we provide our SVR services and sell our telematics products could adversely affect our revenues and growth potential.

We depend on the practices of insurance companies in the markets in which we provide our SVR services and sell our telematics products. In Israel, insurance companies either mandate the use of SVR services and telematics products, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium- and high-end vehicles or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. In certain subsidiaries in Brazil and Argentina, insurance companies mainly lease our telematics products directly and subsequently require their customers to subscribe to our SVR services.

Therefore, we rely on insurance companies’ continued practice of:

▪	accepting vehicle location and recovery technology as a preferred security product;
▪	requiring or providing a premium discount for using location and recovery services and products;
▪
mandating or encouraging use of our SVR services and telematics products, or similar services and products, for vehicles with the same or similar threshold values and for the same or similar required duration of use; and

If any of these policies or practices change, revenues from sales of our SVR services and telematics products could decline, which could adversely affect our revenues and growth potential.

A reduction in vehicle theft rates may adversely impact demand for our SVR services and telematics products.

Demand for our SVR services and telematics products depends primarily on prevailing or expected vehicle theft rates. Vehicle theft rates may decline as a result of various reasons, such as the availability of improved security systems, implementation of improved or more effective law enforcement measures, or improved economic or political conditions in markets that have high theft rates. If vehicle theft rates in any or all of our existing markets decline, or if insurance companies or our other customers believe that vehicle theft rates have declined or are expected to decline, demand for our SVR services and telematics products may decline.

A decline in sales of new cars at the markets in which we operate could result in reduced demand for our SVR services and telematics products.

Our SVR services and telematics products are primarily used to protect cars and are often installed before or immediately after their initial sale. Consequently, a reduction in sales of vehicles could reduce our addressable market for SVR services and telematics products. New vehicle sales may decline for various reasons, including an increase in new vehicle tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. A decline in sales of new vehicles in the markets in which we provide our SVR services or sell our telematics products could result in reduced demand for such services and products.

There is significant competition in the markets in which we offer our services and products and our results of operations could be adversely affected if we fail to compete successfully.

The markets for our services and products are highly competitive. We compete primarily on the basis of the technological innovation, quality and price of our services and products. Our most competitive market is the telematics services market and the related telematics products market, due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of protection and tracking capabilities, including global positioning systems, or GPS (although we also provide services based on GPS/GPRS technology), satellite- or network-based cellular systems and direction-finding homing technologies. Some of these competing services and products, such as certain GPS-based products, are installed in new cars by vehicle manufacturers prior to their initial sale, which effectively precludes us from competing for such subscribers in the SVR market. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate or new competitors may enter the telematics services market. Our telematics products also compete with less sophisticated theft protection devices such as standard car alarms, immobilizers, steering wheel locks and homing devices, some of which may be significantly cheaper. Some of these competing products have greater brand recognition than our telematics products, including LoJack Corporation in the United States.

The development of new or improved competitive products, systems or technologies that compete with our telematics products may render our products less competitive or obsolete, which could cause a decline in our revenues and profitability.

We are engaged in businesses characterized by rapid technological change and frequent new product developments and enhancements. The number of companies developing and marketing new telematics products has expanded considerably in recent years. The development of new or improved products, systems or technologies that compete with our telematics products, for both our SVR and fleet management services, may render our products and services less competitive and we may not be able to enhance our technology in a timely manner. In addition to the competition resulting from new products, systems or technologies, our future product enhancements may not adequately meet the requirements of the marketplace and may not achieve the broad market acceptance necessary to generate significant revenues. Any of the foregoing could cause a decline in our revenues and profitability.

We face risks associated with our recent acquisition of a majority of the shares of Road Track Holding S.L. ("Road Track"), a telematics company operating primarily in the Latin American region, and if we fail to integrate its business successfully, our operating results will be negatively affected.

On September 13, 2018, we acquired a majority of the shares of Road Track Holding S.L. (today: Ituran Spain Holding S.L., (“Road Track”), a telematics company operating primarily in the Latin American region. The success of this acquisition will depend, in part, on our ongoing process of integrating Road Track and the Road Track brand with our historical business, which will be time consuming and require optimization and allocation of resources.  The compatibility of the technologies and operations being integrated and combining disparate corporate cultures present potentially significant challenges.  Continuing the successful integration of Road Track will require us to  retain the current key management and other personnel, incorporate the acquired products and capabilities into our product offerings from a sales and marketing perspective, integrate and support pre-existing supplier, distribution and customer relationships, combine or centralize back office accounting, order processing, purchasing and support functions and establish and maintain proper internal control over financial reporting.  If we cannot overcome these challenges in a timely and efficient manner, or at all, we may not realize the anticipated benefits from our acquisition of Road Track and the Road Track brand, or it may take longer to realize these benefits than we currently expect, either of which could materially harm our business or results of operations.

The inability of local law enforcement agencies to timely and effectively recover the stolen vehicles we locate could negatively impact customers’ perception of the usefulness of our SVR services and telematics products, adversely affecting our revenues.

Our telematics products identify the location of vehicles in which our products are installed. Following a notification of an unauthorized entry, or if we receive notification of the vehicle’s theft from a subscriber, we notify the relevant law enforcement agency of the location of the subscriber’s vehicle and generally rely on local law enforcement or governmental agencies to recover the stolen vehicle. We cannot control nor predict the response time of the relevant local law enforcement or other governmental agencies responsible for recovering stolen vehicles, nor that the stolen vehicles, once located, will be recovered at all. In the past, some stolen vehicles in which our telematics products were installed were not recovered on timely manner, from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered. To the extent that the relevant agencies do not effectively and timely respond to our calls and recover stolen vehicles, our recovery rates would likely diminish, which may, in turn, negatively impact customers’ perception of the usefulness of our SVR services and telematics products, adversely affecting our revenues.

The ability to detect, deactivate, disable or otherwise inhibit the effectiveness of our telematics products could adversely affect demand for such products and our revenues.

The effectiveness of our telematics products is dependent, in part, on the inability of unauthorized persons to deactivate or otherwise alter the functioning of our telematics products or the vehicle anti-theft devices that work in conjunction with our telematics products. As sales of our telematics products increase, criminals in the markets in which we operate may become increasingly aware of our telematics products and may develop methods or technologies to detect, deactivate or disable our tracking devices or the vehicle anti-theft devices that work in conjunction with our telematics products. We believe that, as is the case with any product intended to prevent vehicle theft, over time, there may be an increased ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our telematics products, although it is difficult to verify this fact. An increase in the ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our telematics products could adversely affect demand for our products and our revenues.

We rely on some intellectual property that we license from third parties, the loss of which could preclude us from providing our SVR services or market and sell some of our telematics products, which would adversely affect our revenues.

We license from third parties some of the technology that we need in order to provide our SVR services and market and sell some of our telematics products. In the event that such licenses were to be terminated, or if such licenses were rendered unenforceable or invalid and we would not be able to license similar technology from other parties, it would require us, at a minimum, to obtain rights to a different technology and reconfigure our telematics products accordingly. In addition, some of the licenses we obtained from third parties are non-exclusive, which may enable other entities to obtain identical licenses from such third parties to operate in the places in which we conduct our business resulting in increased competition and could adversely affect our revenues.

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

Our ability to sell some of our services and products depends upon the prior receipt and maintenance of various governmental licenses and approvals and our failure to obtain or maintain such licenses and approvals, or third-party use of the same licenses and frequencies, could result in a disruption or curtailment of our operations, a significant increase in costs and a decline in revenues.

We are required to obtain specific licenses and approvals from various governmental authorities in order to conduct our operations. For example, some of our telematics products use radio frequencies that are licensed and renewed periodically from the Ministry of Communications in Israel and similar agencies worldwide. As we continue to expand into additional markets, we will be required to obtain new permits and approvals from relevant governmental authorities. Furthermore, once our telematics infrastructure is deployed and our telematics end-units are sold to subscribers, a change in radio frequencies would require us to recalibrate all of our antennas and replace or modify all end-units held by subscribers, which would be costly and may result in delays in the provision of our SVR services. In addition, some of the governmental licenses for radio frequencies that we currently use may be preempted by third parties. In Israel, our license is designated as a “joint” license, allowing the government to grant third parties a license to use the same frequencies, and in Brazil our license is designated as a “secondary”, non-exclusive license, which allows the government to grant a third party a primary license to use such frequencies, which third-party use could adversely affect, disrupt or curtail our operations. Our inability to maintain necessary governmental licenses and frequency approvals, or third-party use of or interference with the same licenses or frequencies, could result in a significant increase in costs and decline in revenues.

Our SVR services business model is based on the existence of certain conditions, the loss or lack of which in existing or potential markets could adversely affect our revenues generated in existing markets or our growth potential.

Our SVR services business model and, consequently, our ability to provide our SVR services and sell our telematics products, relies on our ability to successfully identify markets in which:

▪	the rate of car theft or consumer concern over vehicle safety is high;
▪	satisfactory radio frequencies are available to us that allow us to operate our business in an uninterrupted manner; and
▪	insurance companies, car manufactures or owners of cars believe that the value of cars justifies incurring the expense associated with the deployment of SVR services.

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

In 2008, we entered into a ten (10) years agreement with Telematics Wireless Ltd., pursuant to which Ituran and Telematics Wireless Ltd. designated parts of the world as their exclusive territories for selling their telematics products and SVR services using any RF location technology compatible to the RF vehicle location systems. This agreement restricts our ability to expand our business and operations and sell our products and services in certain markets, which could adversely affect our growth potential. The abovementioned agreement was terminated on December 31st, 2017. The Agreement is automatically renewed for additional consecutive 12-month periods, unless either party notifies the other with 30 business days prior written notice that the Agreement will not be so renewed.

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

We rely on third parties to manufacture our telematics products, which could affect our ability to provide such products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We outsource the manufacturing of a significant part of our telematics products to third parties. We use one manufacturer for production of a significant portion of our telematics products and we do not maintain significant levels of inventories to support us in the event of an unexpected interruption in its manufacturing process. If our principal manufacturer or any of our other manufacturers is unable to or fails to manufacture our products in a timely manner, we may not be able to secure alternative manufacturing facilities without experiencing an interruption in the supply of our products or an increase in production costs. Any such interruption or increase in production costs could affect our ability to provide our telematics products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We rely on three major suppliers to supply us with various products and services. Each of these suppliers supply us with different type of products and services and act as single supplier of such products and services.

We rely on three major suppliers to supply us with various products and services, one of them is our subsidiary. Each of these suppliers supply us with different type of products and services and act as single supplier of such products and services.
Termination of relations with one of our major suppliers (except with our subsidiary) would adversely affect our operations and revenues.

We depend on the use of specialized quality assurance testing equipment for the production of our telematics products, the loss or unavailability of which could adversely affect our results of operations.

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

There are no established industry standards in all of the businesses in which we sell our telematics products. For example, vehicle location devices may operate by employing various technologies, including network triangulation, GPS, satellite-based or network-based cellular or direction-finding homing systems. The development of industry standards that do not incorporate the technology we use may decrease or eliminate the demand for our services or products and we may not be able to develop new services and products that are in compliance with such new industry standards on a cost-effective basis. If industry standards develop and such standards do not incorporate our telematics products and we are unable to effectively adapt to such new standards, such development could harm our results of operations.

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

Part of our business relies on signals from GPS/GPRS satellites built and maintained by third parties. If GPS/GPRS satellites become unavailable to us, or if the costs associated with using GPS/GPRS technology increase such that it is no longer feasible or cost-effective for us to use such technology, we will not be able to adequately provide our services. In addition, if one or more GPS/GPRS satellites malfunction, there could be a substantial delay before such satellites are repaired or replaced, if at all. The occurrence of any of the foregoing events could negatively impact our immediate and future revenues from, or growth of, our fleet management services and adversely affect our results of operations.

Material cyber security failure may harm our operations, which rely on use of information technology and wireless transmission.

Our telematics and SVR services, relies on the use of information technology which under a major cyber security breach, could harm our operations. We are using physical services, wireless transmitting stations, GPRS/GPS, and in lesser account cloud computing to provide our services. There are risks associated with storing and transmitting data, which due to cyber security breach may be corrupted, and the store data on remote servers may be destroyed, damaged, seized, or otherwise no longer accessible, which may temporary decrease our ability to deliver telematics and SVR services.

We implemented cyber security controls – which consists of three pillars: prevention, detection and response (data recovery in the event of a cyber breach). We perform an ongoing review of our systems and an annual external review of our cyber security controls and their implementation. However, such cyber security controls may not be able to prevent all unexpected weaknesses. In the event of a cyber-attack, we could experience the corruption or loss of data, misappropriation of assets or sensitive information, including customer information, or operational disruption. This could result in response costs and various financial loss, and may subject us to litigation and cause damage to our reputation, for which we may not be covered under our current insurance policies and may lead to substantial loss of revenues.

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

On July 13, 2015, we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, unlawfully abused its power as a monopoly and discriminated between its customers. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 80 million). Based on an opinion of its legal counsels, the Company believes that the lawsuit lacks substantiation, and that the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the suit will not be approved as a class action lawsuit are higher than it will be approved. Court hearing will take place on June 2019. Notwithstanding the aforesaid, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

On July 19, 2018 we received two class action lawsuits that were filed against the Company, alleging that the Company violated the Protection of Privacy Law, 5741 – 1981 and the Protection of Privacy Regulations (Data Security) 5777-2017. The plaintiffs  request that the lawsuits will be approved as a class action and allege  that we did not secure customer information properly, as required by the law, and that the lack of information security procedures allowed hacking into the company's website, which caused  exposure of customers sensitive personal information. The lawsuits are yet to be approved as a class actions. The total amount claimed if the lawsuits are to be approved as a class action were estimated by the plaintiffs to be approximately NIS 600 million (approximately USD 160 million). Our defense against the approval of the class action lawsuits was filed on December 13, 2018.

        While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

For additional information on these lawsuits and for information concerning additional litigation proceedings, please refer to Item 8.A – “Consolidated financial Statements and other Financial Information” under the caption “Material Legal Proceedings” below.

We have not applied nor obtained for several of the permits required for the operation of some of our base sites. To the extent enforcement is sought, the breadth, quality and capacity of our network coverage could be materially affected.

The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 98 base sites that provide complete communications coverage in Israel. Similarly, we have communications coverage in Sao Paulo and Rio, Brazil and Buenos Aires, Argentina. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

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

The valuation of our assets and liabilities, our revenues received and the related expenses incurred are not always denominated in the same currency. This lack of correlation between revenues and expenses exposes us to risks resulting from currency fluctuations. These currency fluctuations could have an adverse effect on our results of operations, such currency fluctuations take place in Argentina, Brazil, Mexico, Colombia and Israel which affects our operation results in these countries. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could cause our results of operations to decline.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

Our headquarter is located in Israel and most our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. During July-August 2014 and November 2012, Israel was engaged in an armed conflict with a militant group and political party who control the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Israel has experienced in recent years, unionized general strikes in connection with the legislation of new economic reforms. A prolonged general strike in Israel would affect our ability to provide our telematics products that are manufactured in Israel and would negatively impact our operations. Furthermore, there are a number of countries, primarily in the Middle East, that still restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse effect on our ability to grow our business and our results of operations.

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

We have been declared a monopoly under the Israeli Economy competition Law (formerly known as Restrictive Trade Practices Law, 1988 (the “Israeli Antitrust Law”), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority (under its new name - Competition Authority) may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli Competition authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 100 million (approximately US$27 million) or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

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

Provisions of Israeli corporate and tax law may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favorable to us and our shareholders

We may be subject to Israeli corporate law which regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain, among other things, provisions that may make it more difficult to acquire our company, such as classified board provisions and certain restrictions on the members of our board pursuant to regulatory requirements of the Israeli Ministry of Communication. Furthermore, Israeli tax considerations may make potential transaction structures involving the acquisition of our company unappealing to us or to some of our shareholders. See Item 10.B. – “Memorandum and Articles of Association” - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law” and Item 10.E. – “Taxation” under the caption “Israeli Tax Considerations” for additional discussion of some anti-takeover effects of Israeli law. These provisions of Israeli law and our articles of association may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company or any of our assets, which could have the effect of delaying or preventing a change in control of our company, even when the terms of such a transaction could be favorable to our shareholders.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares has fluctuated in the past, and we expect it will continue to do so, as a result of a number of factors, including:

▪	the gain or loss of significant orders or customers;
▪	recruitment or departure of key personnel;
▪	the announcement of new products or service enhancements by us or our competitors;
▪	quarterly variations in our or our competitors' results of operations;
▪	announcements related to litigation;
▪	changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;
▪	developments in our industry; and
▪	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses to our investors.

Somewhat significant portion of our ordinary shares are held by a small number of existing shareholders and our articles of association provide for a staggered board, which may hinder change of control.

Moked Ituran Ltd., currently beneficially owns approximately 19.37% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling a interest in our company to a third party. In addition, our articles of association provide for a staggered board which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels established by the Internal Revenue Code, we may be characterized as a passive foreign investment company, which we refer to as PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to our shareholders who are U.S. Holders. See Item 10.E. – “Taxation” under the caption “United States Tax Considerations” below, for more information about which shareholders may qualify as U.S. Holders. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of our ordinary shares or upon the receipt of amounts treated as “excess distributions.” Under such rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, U.S holders of shares in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. U.S. Holders should consult with their own U.S. tax advisors with respect to the United States tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. – “Taxation” under the caption “United States Tax Considerations–Passive foreign investment company considerations”.

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

Current and future economic conditions could adversely affect consumer spending in the automobile industry, as such spending is often discretionary and may decline during economic downturns when consumers have less disposable income. Consequently, changes in general economic conditions resulting in a significant decrease in dealer automobile sales or in a tightening of credit in financial markets, such as the 2007 U.S. subprime mortgage crisis and resulting credit crunch, could adversely impact our future revenue and earnings. Such decreases could also affect the financial security of the automobile dealers and manufactures with whom we do business. The delayed payment from or closure of our larger dealer groups could affect our ability to collect on our receivables. Similar effects could result from local economic downturns in either one of our main markets of operations, i.e. Israel, Brazil, Mexico, Colombia, Ecuador and Argentina. Given the volatile nature of the current market disruption, we may not timely anticipate or manage such existing or new risks. Our failure to do so could materially and adversely affect our business, financial condition, results of operations and prospects.

ITEM 4.              INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

        Our legal name is Ituran Location and Control Ltd. and we were incorporated under the laws of the State of Israel on February 1994 as a subsidiary of Tadiran Ltd., an Israeli-based designer and manufacturer of telecommunications equipment, software and defense electronic systems, whose original business purpose was to adapt military-grade technologies for the civilian market.

We are mainly engaged in the area of Telematics services, consisting of stolen vehicle recovery, fleet management services and other tracking services. We also provide telematics products used in connection with our Telematics services and various other applications. We currently primarily provide our services as well as sell and lease our products in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia and the United States.

In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we publicly offered our ordinary shares in the United States. On May 25, 2016 our shares were delisted from the Tel Aviv stock exchange, and our ordinary shares are currently quoted only on Nasdaq under the symbol “ITRN”.

On September 13, 2018 we closed the acquisition of 81.3% of the shares of Road Track Holding S.L, a telematics’ company operating primarily in the Latin American region ("RTH Transaction").

We paid the shareholders of Road Track Holding S.L $91.7 million for 81.3% of the company valuing the company at approximately $113 million. Of this, $75.7 million was paid in cash, through a debt facility provided by Ituran’s lending bank. An additional $12 million was paid in our shares (373,489 shares). The remaining $4 million will be paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track Holding S.L who will remain with us through the end of that period. The final consideration paid to the sellers was subject to downward adjustments depending on the full year 2018 performance of the Road Track business. Based on the aforementioned mechanism, during April 2019 an amount of 300,472 shares (approximately valued at $ 11 million) were transferred to our ownership. Following three years of joint operations, we will purchase the remainder of Road Track’s shares at a price based on a valuation that will be made at that time.

We are subject to the provisions of the Israeli Companies Law, 5759-1999. Our principal executive offices are located at 3 Hashikma Street, Azour 58001, Israel, and our telephone number is +972-3-557-1333. Our website address is www.ituran.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report). Our agent for service of process in the United States Ituran USA Inc.1700 NW 64th ST. SUITE 100 Fort Lauderdale, Florida 33309, and its telephone number is +1 (866) 543-5433.

Principal Capital Expenditures

We had capital expenditures of $21.4million in 2018, $16.3 million in 2017, and $13.8 million in 2016. We have financed our capital expenditures with cash generated from our operations.

Our capital expenditures in 2018, 2017 and 2016 consisted primarily of acquisition of operational equipment for $13.7 million, $7.3 million and $6.2 million, respectively.

B.          BUSINESS OVERVIEW

Overview

We believe we are a leading provider of telematics services, consisting predominantly of stolen vehicle recovery, fleet management services and other tracking services as well as connected car and UBI (usage base insurance). We also provide telematics products used in connection with our telematics services. We currently primarily provide our services and sell and lease our products in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, United States, Canada and other regions through our distributers. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defense Forces in order to locate downed pilots.

We generate our revenues from subscription fees paid for our telematics services and from the sale and lease of our telematics products.

We describe below the principal markets in which we compete. For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, please see Item 5.A - Operating Results under the caption “Revenues”.

Telematics Services

In 2018, 71.6 % of our revenues were attributable to our telematics services. As of December 31, 2018, we primarily provided our services in Israel, Brazil, and other Countries to approximately 551,000, 555,000, and 664,000 subscribers, respectively.

RTH's contribution following the acquisition mentioned in item 4A. is included only from the acquisition date, September 13, 2018. Following RTH Transaction we have direct agreements with 2 major car manufacturers and our products developed by RTH subsidiary are embedded in the cars or otherwise approved by the car manufacturer. This connection requires us to stand up for the highest car manufacturer automotive standards.

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

Fleet management services

Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2018, we provided our services to approximately 230,000 end-users through 40,000 corporate customers in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, United States and through distributers in other regions.

Value-added services

The locator services that we offer allow customers to protect valuable merchandise and equipment. We currently provide locator services in Israel, Brazil, Mexico, Colombia, Ecuador and Argentina. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We offer our concierge services to our subscribers in Israel, Argentina, Ecuador, Colombia and Brazil.

"Connected Car"- at the end of 2016, we launched a new connected car service. The service platform includes a back office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen, based on the Android platform which provides access to Android applications (such as WAZE) and to various services, based on information derived from the car systems and remote communications with the car service provider and/or manufacturer via the special manufacturer interface. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app and additional related operational, and marketing services, as well as information analysis.

Telematics Products

In 2018 28.4 % of our revenues were attributable to the sale of our telematics products. Our telematics products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as telematics products.

Our telematics products enable the location and tracking of vehicles, as well as assets, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our SVR services has our telematics end-unit installed in his or her vehicle. Subscribers to services for locating equipment and merchandise will use our SMART and GPS/GPRS products. As part of our expansion into additional markets, in 2006 we acquired control of E.R.M. Electronic Systems Limited (“ERM”), a developer, manufacturer, and marketer of innovative vehicle security, tracking, and management GSM based communication solutions for the international market.

Our Services and Products

Telematics services

Stolen vehicle recovery

        Our stolen vehicle recovery system is based on three main components: a telematics end-unit that is installed in the vehicle, a network of base stations and a 24-hour manned control center. Once the control center receives indication of an unauthorized entry into a vehicle equipped with our telematics end-unit, our operators decide whether it is a false alarm or an actual unauthorized entry. If it is determined to be an unauthorized entry, or if a notification of the vehicle’s theft is received directly from the vehicle operator, our operators transmit a signal that activates the transmitter installed in the vehicle. We then pinpoint the location of the transmitter with terrestrial network triangulation technology or GPRS technology and notify the relevant law enforcement agency. In Israel, Brazil, Mexico, Colombia, Ecuador and Argentina, we also maintain private enforcement units, which work together with local police to recover the vehicle. In addition, we have the capability to immobilize vehicles remotely from our control centers.

Fleet management

        We offer our customers the ability to use a comprehensive application for fleet management both by using an Internet site and workstations. Our system allows our customers 24-hour access to information on their fleets through our active control center and we are able to tailor our system to our customers’ specific needs.

        Our solutions allow our subscribers to effectively manage and control their fleet, and thereby to reduce their operating costs, optimize work hours and appointment scheduling and improve their services and operations. Our system includes the following features:

•	the ability to locate the fleet’s vehicles;

•	continuous data communication with the fleet’s vehicles;

•	real-time vehicle status indicators: speed, distance driven, direction of travel, driver name, motion start/stop, engine start/stop, speeding, diagnostic alerts, driver behavior and more;

•	recording of determined events and analysis of data over time to improve driving and vehicle use;

•	remote monitoring and processing of data, such as temperature control in refrigerated or chilled compartments, time stamp, tire pressure and heat and other complementary data;

•	connection to standard organization systems;

•	accident notification;

•	driver’s behavior; and

•	task management optimization.

Value-added services

         Locator services. Our services allow consumers to protect valuable merchandise and equipment. We provide our locator services in Israel, Brazil and Argentina.

        Concierge services. Through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location of gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to subscribers in Brazil, Argentina, Ecuador, Colombia and Israel.

        "Connected Car". towards the end of 2016, we have launched a new service called, “Connected Car”. For additional information on the new service, see Item 4.B. – “Information on the Company “- “Business Overview” under the caption “Telematics Services”

Telematics products

Our telematics products are used for various applications in the telematics markets and primarily in connection with our telematics services described above.

Our telematics products enable the location and tracking of vehicles, as well as assets or persons, and are primarily used by us in providing our SVR and fleet management services. Each subscriber to our SVR services has at least one of our end-units installed in his or her vehicle. Subscribers to services for locating persons or valuables will use our SMART and GPS/GPRS products. Our key telematics products for telematics applications include:

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

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual;

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel, Brazil, Argentina,	SVR	Telematics Products
Mexico, Ecuador, Colombia	Fleet Management
Value-added services
"Connected Car"
United States	SVR	Telematics Products
Fleet Management
Value-added services Asset protection to Auto Lenders

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our telematics services in the countries in which we operate (including through RTH subsidiaries):

■
Israel: We commenced operations in Israel in 1995 and we had approximately 551,000 subscribers as of December 31, 2018. We operate throughout Israel in providing fleet management services through GPS/GPRS based products and services.

■
Brazil: We commenced operations in Brazil in 2000 and we had approximately 555,000 subscribers as of December 31, 2018. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro. However, we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002. We currently provide RF based products and services only in the metropolitan area of Buenos Aires. However, we also operate throughout Argentina in providing GPS/GPRS based products and services for fleet management.

■	United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States.

■	Mexico: We acquired the operations in Mexico in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services for fleet management.

■	Ecuador: We acquired the operations in Ecuador in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services for fleet management.

■	Colombia: We acquired the operations in Colombia in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services for fleet management.

In all the abovementioned countries (except of Israel and Brazil) we had approximately 664,000 subscribers as of December 31, 2018.

Customers, Marketing and Sales

We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2016, 2017 and 2018 no single customer or group of related customers comprised more than 10% of our total annual revenues.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2018, our selling and marketing team consisted of 428 employees.

 (A) Telematics services

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

In Israel, we focus our marketing efforts on insurance companies and agents, dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners) and private subscribers. In Brazil and Argentina our marketing and sales efforts are principally focused in all five target groups, as described above. In the United States, we believe that insurance companies do not constitute a material influence in the marketing of SVR services or telematics products. Most of our sales in the United States are made through car dealerships and dealers for new or used cars and cooperative sales channels (mostly vehicle fleet operators and owners).  In Mexico, Colombia and Ecuador we focus our marketing efforts on dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners), private subscribers and car manufactures.

Our customers in the SVR market include insurance companies, car manufactures and individual vehicle owners. As of December 31, 2018, we had a total of approximately 1,770,000 subscribers for our SVR services.

Fleet management

Vehicle fleet management systems are primarily marketed through vehicle fleets’ departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2018, we provided our services to approximately 230,000 end users through 40,000 corporate customers and individuals in Israel, Brazil, Argentina, United States, Mexico, Colombia, Ecuador and through distributers in other regions.

Value-added services

Our concierge services are provided to existing SVR customers. A few thousands SMART devices were installed in valuable merchandise and equipment.

"Connected Car"- at the end of 2016, we launched a new connected car service. The service platform includes a back office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen, based on the Android platform which provides access to Android applications (such as WAZE) and to various services, based on information derived from the car systems and remote communications with the car service provider and/or manufacturer via the special manufacturer interface. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app, and additional related operational, and marketing services, as well as information analysis.

(B) Telematics products

Our telematics end-units are primarily used by us in providing our telematics services, including, SVR, fleet management, "Connected Car" and value-added services, at the regions we operate.

Competition

We face strong competition for our services and products in each market in which we operate. We compete primarily on technology edge, functionality, ease of use, quality, price, service availability, geographic coverage, track record of recovery rates and response times and financial strength.

(A) Telematics services

We compete with a variety of companies in each of our markets. The three major technologies utilized by our competitors are GPS/cellular, network-based cellular and radio frequency-based homing systems. In addition, new competitors utilizing other technologies may continue to enter the market.

Stolen vehicle recovery

■	Israel. Our primary competitors in Israel are Pointer and Skylock Ltd.

■
Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are Sascar, Zatix, CEABS and AutoTrack.

■
Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Argentina are LoJack Corporation and Megatrans S.A..

■
United States. In the United States, there are several major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Advantage GPS/Procon Analytics, Sarekon GPS, Calamp, Spireon (which also includes SysLocate and GoldStar), PassTime, Guide Point, Sky Patrol and I-Metrik SVR.

We believe that we are a leading provider of telematics services in Israel, as we are deemed a monopoly in this field; however, we are unable to provide specific market share information in the markets of our operations for various reasons, including the broad range of services and products that compete in these markets, the non-existence of trade publications with respect to the products and services we offer in such markets and the lack of meaningful or accurate market research or data available to us.

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in Israel are Pointer, ISR, Traffilog and Skylock; our major competitors in the United States are GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime, Verizon, AT&T, Geotab, Fleet-Complete and Spireon; our major competitors in Brazil are Sascar, Zatix, CEABS and AutoTrack;  our major competitors in Argentina are LoJack Corporation, Megatrans SA., G4S, Sitrac S.A., American Tracer, Ubicar S.A.,Sky Cop. and Prosegur S.A ,our major competitors in Mexico are LoJack Corporation, Encotrack and Easytrack,our major competitors in Ecuador are Hunter (LoJack Corporation), Tracklink and Sherlock, our major competitors in Colombia are Carlink and Detector.

(B) Telematics products

Our telematics system for automatic vehicle location is based on terrestrial network triangulation technology and primarily competes with companies that use one of three main technologies: GPS/GPRS (in combination with telematics), network-based cellular communication and radio frequency-based homing.

Telematics products based on GPS, network-based cellular and homing technologies do not require the construction of a separate infrastructure of base stations as with terrestrial network triangulation systems.

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

The GPS technology can receive and transmit a massive capacity of data which enable us to provide a better data analysis and variety of additional services.

Terrestrial network triangulation system does not require line of sight and the signals are not easily interrupted in densely populated or obstructed areas. Also, the signals are transmitted from the end-unit in the vehicle to a network of base stations. Therefore, in order to jam the system, receivers in each individual base station within range of the end-unit would have to be jammed, which is difficult to accomplish. Additionally, since the primary application of terrestrial network triangulation systems in the telematics industry is vehicle location and not continuous two-way communication, short bursts of data are sufficient for tracking purposes, which enable the network of base stations to be deployed at a much lower density in the coverage area than traditional network-based cellular base stations. Terrestrial network triangulation systems are capable of determining the precise location, and not just the general direction, of a vehicle at any moment in time. Furthermore, when connected with the existing theft protection system in the vehicle, terrestrial network triangulation systems automatically alert the control center when a vehicle is stolen and do not require that the vehicle be reported stolen, which can potentially reduce stolen vehicle recovery times to a few minutes. The main disadvantage of terrestrial network triangulation systems is the necessity to deploy a physical infrastructure, including the construction, development and deployment of a network of base stations and a control center and the need to address the various financial, legal and practical issues associated with such deployment. Any such deployment entails an investment of a sizable amount of money prior to the receipt of any revenues.

Since our telematics end-units are primarily used by us in providing our telematics services, the information provided above concerning our competition in this market is applicable to the competition in the telematics products’ market as well.

Manufacturing Operations and Suppliers

Our telematics products are manufactured and assembled by a limited number of manufacturers in Israel (including our subsidiary E.R.M) and in China. We engage with our manufacturers on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients. Other than our dependency on manufacturing suppliers, as described in Item 3D. - “Risk Factors” above, we do not depend on a single manufacturer for the production of our products. Our quality assurance and testing operations are performed by our manufacturers at their facilities, while using our quality assurance and testing equipment and in accordance with the test procedures designated by us. We monitor quality with respect to key stages of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing, packaging and shipping. We are ISO 9001 certified. Some of our products are within the highest car manufacture automotive standard. We believe that our quality assurance procedures have been instrumental in achieving the high degree of reliability of our products.

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

Proprietary Rights

We seek to protect our intellectual property through patents, trademarks, contractual rights, trade secrets, know-how, technical measures and confidentiality, non-disclosure and assignment of inventions agreements and other appropriate protective measures to protect our proprietary rights in the primary markets in which we operate. The continued use of some licenses granted by third parties to use their intellectual property is material to our business. Please refer to Item 3D. – Risk Factors, under the caption “We rely on some intellectual property that we license from third parties, the loss of which could preclude us from providing our SVR services or market and sell some of our telematics products, which would adversely affect our revenues” above.

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

Our stolen vehicle recovery system is based on three main components: (i) an telematics end-unit that is installed in the vehicle, (ii) (for RF technology based  telematics units) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by third parties and are currently licensed to us and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the telematics system, certain components of which were developed by third parties and licensed to us.

“Ituran” and “Mr. Big” and the related logos are our trademarks, the former has been registered in Israel, Hong Kong and as a European Union and the latter has been registered in Israel. “Mapa” trademark and its related logos where sold as part of the sale of Mapa to an unrelated party to us.

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

In Israel the required permits and approvals for the erection of the base sites include:

■	erection and operating permits from the Israeli Ministry of the Environment;

■	permits from the Israeli Civil Aviation Authority, in certain cases;

■	permits from the Israeli Defense Forces;

■	approval from Israel’s Land Administration and/or from Civil Administration in the Territories, which usually also involves payment for the land use rights; and

■	building permits from local or regional zoning authorities in Israel and Brazil.

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

In Brazil the required permits for the erection of our base sites include:

•	a permit from Anatel (National Agency for Telecommunication)

•	a permit from IBAMA (Environment national agency) and/or state EPAs

•	Municipal permits

•	a permit from the fire department; and a

•	permit from COMAR (Aviation authorities)

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

In Argentina, the installation of an antenna support structure requires the authorization of the owner of the building or the land in which it is intended to be install. The Municipalities regulate through specific Municipal Ordinances are granting urban licenses for our base stations installation.

The regulation referred to the civil work of the support structure of the antenna, (masts / towers / anchors / bracing, etc.) is not the competence of ENACOM (National Communication Entity), so it cannot exercise jurisdiction over it. This situation is determined in articles 39, 40 and 41 of the National Law 19798/72, and in Resolution No. 795 CNT / 92, ratified by Resolution 302 SC / 99. Therefore, the claims and queries related to the installation, the deterioration or poor conditions or related to the support structures, should be addressed to the municipalities.It should be noted that the owner of a station in operation assumes responsibility for the works and accessory facilities that must be executed to install a radio station, attributing the technical responsibility of a civil work, to the designer and the director of the same, being this situation framed in what is established in articles 1273 and following of the Civil and Commercial Code of the Nation.

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

We have been declared a monopoly under the Israeli Antitrust Law, 1988, in the provision of systems for the location of vehicles in Israel. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. For instance, a monopoly is prohibited from engaging in predatory pricing and providing loyalty discounts, which prohibitions do not apply to other companies. The law empowers the Commissioner of Competition to instruct a monopoly abusing its market power to perform certain acts or to refrain from taking certain acts in order to prevent the abuse. Additionally, any declaration by the Israeli Competition authority that a monopoly has abused its position in the market may serve in any suit in which it is claimed that such a monopoly engages in anti-competitive conduct, as prima facie evidence that it has engaged in anti-competitive behavior. Our declaration as a monopoly in the market of “provision of systems for the location of vehicles in Israel” was not accompanied with any instructions or special restrictions beyond the provisions of The Economic Competition Law. Although we may be ordered to take or refrain from taking certain actions, to date we have not been subject to such restrictions.

In Colombia we have to pay 1% of our Hardware sales to the Ministry of Information Technologies and Communications for use of telecommunication spectrum.

In Ecuador and Mexico there are no levies imposed on our activities.

                C.          ORGANIZATIONAL STRUCTURE

We were initially incorporated as a subsidiary of Tadiran, an Israeli-based designer and manufacturer of telecommunications equipment, software and defense electronic systems, whose original business purpose was to adapt military-grade technologies for the civilian market. In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with its operations from Tadiran and Tadiran Public Offerings Ltd. The telematics infrastructure and telematics end-units for the operation of our SVR services were originally developed by an independent division of Tadiran Communications and Systems Group. These operations were later transferred to a Tadiran subsidiary, Tadiran Telematics Ltd. In November 1999, we purchased Tadiran Telematics from Tadiran and in 2002, we changed its name to Telematics Wireless. In December 2007 we sold our subsidiary Telematics.

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc	USA	100%
Ituran USA Inc	USA	88.5%
Ituran de Argentina S.A	Argentina	100%
Ituran Sistemas de Monitoramento Ltda	Brazil	98%
Ituran Instalacoes Ltda	Brazil	98%
Teleran Holding Ltda	Brazil	99.99%
Ituran servicos Ltda	Brazil	98%
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Mapping & Publishing Ltd	Israel	100%
Ituran Spain Holding S.L	Spain	81.3%
Ituran Road Track Monitaramento de Veiculos LTDA	Brazil	90.65%
Ituran Road Track Argentina, S.A	Argentina	90.65%
Global Telematics Solutions HK, Limited	Hong Kong	90.65%
Road Track De Colombia S.A.S	Colombia	81.3%
Road Track Ecuador, S.A.	Ecuador	81.3%
Road Track Mexico S.A. De C.V	Mexico	81.3%
Road Track HK Telematics Limited	Hong Kong	81.3%
E.D.T.E – Drive Technology Ltd	Israel	81.3%

D.	PROPERTY, PLANTS AND EQUIPMENT

As of the date of this report, we don’t own any real estate other than the following properties:  An office building of 8 floors in the area of approximately 5,356 sqm (57,651 square feet), which was purchased by our subsidiary Ituran Sistemas de Monitoramento Ltda (Ituran Brazil) in Sao Paulo, Brazil, and was later, on December 3, 2014 sold to us, A building located in Rua Joao pessoa 450, Sao Caetano do Sul, Estado de Sao Paulo in Sao Paulo, Brazil in the area of approximately 36,936 square feet which was purchased by our subsidiary Ituran Road Track Monitoramento de Veiculos, Ltda which serve as an Operating center, A building located in Avenida del Taller No.36 Col. Transito in Mexico in the area of approximately 21,132 square feet which was purchased by our subsidiary Road Track Mexico, S.A de C.V which serve as an Operating center, a building located in Manuel Najas Oel 81 and Juan de Selis in Quito , Ecuador in the area of approximately 23,875 square feet which was purchased by our subsidiary Road Track Ecuador, S.A which serve as an Operating center, and a building located in Keren Ha' Yesod 15, Tirat Ha'Carmel, Israel at the area of approximately 5,025 square feet which was purchased by our subsidiary E.D.T.E – Drive Technology Ltd which serve as an Office space and a warehouse.

Other than the property in Brazil, Ecuador and Mexico and israel, all of our offices, headquarters, control centers and facilities are leased in accordance with our specific needs in the areas in which we operate. Additionally, we lease space for our base sites, in order to operate the reception and transmission stations of the system, in each area in which we provide our SVR services.

In 2018 we leased an aggregate of approximately 62,310 square feet of office space in Azour and Holon, Israel. In 2018, the annual lease payments for these facilities were approximately $1,052,000. The initial term of the primary lease (in Azour) expired on March 31, 2013; and we renewed the lease until 2020. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market.

In Buenos Aires, Argentina, we lease approximately 17,687 square feet for office space for the total amount of $ 147,906 annually, approximately 720 square feet for our control center for $ 5,295 annually, approximately 5,253 square feet for our installation center for $ 52,163 annually, approximately 2,121 square feet for our warehouse for $ 17,588 annually, and approximately 862 square feet for our third warehouse for $ 1,709 annually.

In Bogota, Colombia, we lease approximately 9,035 square feet for office space and Operating center for the amount of $ 83,500 annually, and additional 2,403 square feet for Operating center for the amount of $ 20,920 annually.

In Mexico City, Mexico, we lease approximately 3,875 square feet for Corporate Office for the amount of $ 36,000 annually.

In Sao Paulo, Brazil, we lease approximately 7,535 square feet for Parking lot for the amount of $ 55,000 annually.

In Guayaquil, Ecuador, we lease approximately 7,829 square feet for Warehouse for the amount of $ 57,000 annually. In Quito, Ecuador, we lease approximately 538 square feet for Warehouse for the amount of $ 30,000 annually. In Cuenca, Ecuador, we lease approximately 538 square feet for Warehouse for the amount of $ 3,399 annually. In Ibarra, Ecuador, we lease approximately 3,875 square feet for Corporate Office for the amount of$ 36,000 annually.

We lease approximately 9,260 square feet for our offices and control center in Florida for a monthly rate of $ 11,575 for period of 60 months commentating March 24, 2016 and ending March 23, 2021, subject to a 3% annual increase per year starting April 1, 2017.

In 2018, we leased approximately 6,754 square feet of office space, stores and warehouse in Brazil for approximately $500,000 annually. The lease agreements will expire and will have to be renewed on August 21, 2020, December, 2020, and December, 2026, as applicable to each engagement.

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

The size of our base station sites varies from approximately 11 to 44 square feet. In Israel, we have 98 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,000 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 147 base station sites, of which 23 sites are leased from the same entity under a 15 years-contract, (commencing from 2012) for a monthly rate ranging from $500 to $1,750 per site. The remaining 124 sites are leased independently for an annual rate ranging from $200 to $550 (except of one site in Rio de Janeiro that costs around $ 950 approximately) depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 44 base station sites, all of which are leased from six entities for a monthly rate ranging from $300 to $1,300 per site. The duration of the lease ranges from one to two years.

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

Introduction

We believe we are a leading provider of telematics services, consisting predominantly of stolen vehicle recovery, which we refer to as SVR, and tracking services. We also provide telematics products used in connection with our SVR services and for various other applications. We currently provide our services and sell and lease our products in Israel, Brazil, Argentina and the United States and since September 2018 also in Colombia, Mexico and Ecuador.

Our operations consist of two segments: Telematics services and telematics products.

Our telematics services segment consists of our SVR, "Connected Car" fleet management and value-added services. We currently operate our telematics services throughout the regions we operate.

Our telematics products segment consists of our short- and medium-range two-way telematics products. We sell our telematics end-units to customers that subscribe to our telematics services.

Outlook

We have historically experienced growth in most of the markets in which we provide our telematics services. These markets are generally characterized by high car theft rates, insurance companies and car manufactures that are seeking solutions to limit their actual losses resulting from car theft and increase their sales by adding additional value to the customer, and hence the Brazilian market continues to represent growth potential for our telematics services. The growth in subscribers within our telematics services segment also has a direct impact on the sale or lease of our telematics products, as they are an integral component of our telematics services and are installed in each subscriber’s vehicle. In Israel, in recent years the market experienced an increased car sales which positively affect our sales as compared with previous years.

Please refer to Item 3D. – Risk Factors above in respect of factors that could negatively impact our business.

Geographical breakdown

Telematics services’ subscriber base

The following table sets forth the geographic breakdown of subscribers to our telematics services as of the dates indicated:

	As of December 31,
	2018	2017	2016
Israel	551,000	501,000	443,000
Brazil	555,000	438,000	398,000
Others	664,000	221,000	216,000

Total(1)	1,770,000	1,160,000	1,057,000

(1) All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2018(2)		2017		2016
	In USD, in Millions
	Telematics services	Telematics products	Telematics services	Telematics products	Telematics services	Telematics products
Israel	72.0	44.2	69.2	47.3	59	42.2
Brazil	86.3	4.6	85.1	4.4	67.8	3.2
Others	23.1	23.2	15.5	13.2	15.1	12.2
Total(1)	181.4	72.0	169.8	64.9	141.9	57.6

(1) We attribute revenues to countries based on the location of the customer.

(2) The revenues include RTH results from the closing date, September 13, 2018.

Telematics services segment

We generate revenues from sales and leases of our SVR, fleet management and value-added services. A majority of our revenues represent subscription fees paid to us by our customers. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical average churn rates of 3% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

Telematics products segment

We generate revenues from the sale of our telematics products to customers in Israel, Brazil, Argentina, Mexico, Colombia, Ecuador and the United States. We currently sell or lease our telematics end-units in each of the above regions. Growth in our subscriber base is the principal driver for the sale of our telematics products. We recognize revenues from sales of our telematics products upon transfer of control to the customer (usually upon delivery).

Cost of revenues

Telematics services segment

The cost of revenues in our telematics services segment consists primarily of staffing, maintenance and operation of our control centers and base stations, costs associated with our staff and costs incurred for private enforcement, licenses, permits and royalties, as well as communication costs and costs due to depreciation of leased products and installation fees. Cost of revenues for sales of our fleet management services also includes payments to a third party who markets our services.

Telematics products segment

The cost of revenues in our telematics products segment consists primarily of production costs of our third-party manufacturers and costs associated with installation fees.

Operating expenses

Research and development

Our research and development expenses consist of salaries, costs of materials and other overhead expenses, primarily in connection with the design and development of our telematics products. We expense some of our research and development costs as incurred. Subject to certain criteria we capitalize software development costs. For further information see Note 1S to our consolidated Financial statements.

Selling and marketing

Our selling and marketing expenses consist primarily of advertising, salaries, commissions and other employee expenses related to our selling and marketing team and promotional and public relations expenses.

General and administrative

Our general and administrative expenses consist primarily of salaries, bonuses, accounting and other general corporate expenses.

Operating Income

Telematics services segment

Operating income in our telematics services segment is primarily affected by increases in our subscriber base and our ability to increase the resulting revenues without a commensurate increase in our corresponding costs.

Telematics products segment

Operating income in our telematics products segment is primarily affected by our ability to increase sales of our telematics products.

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

Revenue recognition

We and our subsidiaries generate revenue from subscriber fees for the provision of services and sales of systems and products, mainly in respect of fleet management services, stolen vehicle recovery services and other value-added services. To a lesser extent, revenues are also derived from technical support services. We and our subsidiaries sell the systems primarily through their direct sales force and indirectly through resellers.

Revenue recognition accounting policy applied until December 31, 2017 (prior to the adoption of ASC Topic 606);

Revenues were recognized when delivery has occurred and, where applicable, after installation has been completed, there was persuasive evidence of an arrangement, the fee was fixed or determinable and collection of the related receivable was reasonably assured and no further obligations existed. In cases where delivery has occurred but the required installation has not been performed, we did   not recognize the revenues until the installation was completed.

Our revenues were recognized as follows:

1.	Revenues from sales were recognized when title and risk of loss of the product passed to the customer (usually upon delivery).

2.
We applied the provisions of ASC Topic 605-25, "Revenue Recognition - Multiple-Element Arrangements", as amended. ASC Topic 605-25 provided guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract was accounted for as a separate unit when it provided the customer value on a stand-alone basis and if an arrangement included a right of return relative to a delivered item, delivery or performance of the undelivered item or items was considered probable and substantially in the control of us. According to ASC 605-25, as amended, when neither "vendor specific objective evidence" of selling price, nor third party price existed, we were required to develop a best estimate of the selling price of the deliverables and the entire arrangement consideration was allocated to the deliverables based on the relative selling prices.

Revenues from SVR services subscription fees and from installation services, sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes, as a single unit of accounting in accordance with ASC Topic 605-25, since the installation services element was determined not to have a value on a stand-alone basis to the customer. Accordingly, the entire contract fee for the two deliverables was recognized ratably on a straight-line basis over the subscription period.

3.
Amounts earned by the Brazilian subsidiary for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third party insurance company, were recognized ratably on a straight-line basis over the subscription period, since the amount allocated to the company, was contingent upon the delivery of the SVR services. As the insurance company was the primary obligor of the insurance component, the company recognized only the net amounts as revenues, after deduction of amounts related to the insurance component.

4.
Deferred revenues included unearned amounts received from customers (mostly for the provision of installation and subscription services) but not yet recognized as revenues.  Such deferred revenues were recognized as described in paragraph 2, above.

5.      Extended warranty

Revenues from extended warranty which were provided for a monthly fee and were sold separately, were recognized over the duration of the warranty periods.

Revenue recognition accounting policy applied from January 1, 2018 (following the adoption of ASC Topic 606);

On January 1, 2018, we adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) to all contracts, using the modified retrospective method.  Under such method of adoption, the results for reporting periods beginning after January 1, 2018 are presented in accordance with ASC Topic 606, while prior period amounts were not adjusted and are reported in accordance with the previous accounting treatment required under ASC Topic 605.

The cumulative impact of the adoption in an amount of approximately US$3 million (net of tax), was recognized as an adjustment to retained earnings as of January 1, 2018.

In accordance with ASC 606, we determine revenue recognition through the following five steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, we satisfy a performance obligation.

A contract with a customer exists when all of the following criteria are met: the parties to the contract have approved it (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations, We  can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), we  can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that we  will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Upon each contract inception, we assess the goods or services promised in a contract with a customer and identifies the performance obligations. With respect to contracts that are determined to have multiple performance obligations, such as contracts that combine product with services (mostly SVR services) customer support, we  allocate the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is expected costs of satisfying a performance obligation and an appropriate margin for that distinct good or service. In assessing whether to allocate variable consideration to a specific part of the contract, we consider the nature of variable payment (if any) and whether it relates specifically to its efforts to satisfy a specific part of the contract.

Revenues are recognized when, or as, control of services or products is transferred to the customers at a point in time or over time, as applicable to each performance obligation.

Revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes.

We do not adjust the amount of consideration for the effects of a significant financing component since we  expect, at contract inception, that the period between the time of transfer of the promised goods or services to the customer and the time the customer pays for these goods or services to be generally one year or less, based on the practical expedient. Our credit terms to customers are, on average, between thirty and ninety days.

In accordance with ASC 606, our revenues are recognized as follows:

1.	Revenues from sales of AVL products are recognized when the control of the product passed to the customer (usually upon delivery).

2.	Revenues from provision of SVR services are recognized over time, as the customers simultaneously receive and consume the benefits provided by our performance.

3.
For arrangements that involve the delivery or performance of multiple products (mostly, AVL products), services (such as SVR services) and/or rights to use assets, we analyze whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the good or service, either on its own or together with other resources that are readily available to the customer; and, 2. our promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. When the above criteria are met the revenue recognition for the related products and/or services are recognized as described in 1 and 2 above, as applicable.

With respect to arrangement that are determined to have multiple performance obligations that are distinct, we  allocate the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is the expected costs of satisfying the performance obligation with an appropriate margin for that distinct good or service.

Revenues from SVR services subscription fees and from installation services, sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes, as a single performance obligation, since the installation services element was determined not to be ‘distinct’. Accordingly, the entire contract fee for the two deliverables was recognized over time, on a straight-line basis over the subscription period.

4.
Amounts earned by certain Brazilian subsidiary for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third party insurance company, are recognized ratably on a straight-line basis over the subscription period (see 3 above), since the amount allocated to the company (for the SVR services subscription, installation services and for arranging the transaction), was contingent upon the delivery of the SVR services. As the insurance company is acting as a principal with respect to the insurance component, the company recognized only the net amounts as revenues, after deduction of amounts related to the insurance component.

5.
Deferred revenues include unearned amounts received from customers (mostly for the provision of installation, future subscription services and extended warranty) but not yet recognized as revenues.  Such deferred revenues are recognized as described in paragraph 2 above or paragraph 6 below, as applicable.

6.      Extended warranty

In the majority of countries, in which we operate, the statutory warranty period is one year, and the extended warranty covers periods beyond year one. Revenues from extended warranty include warranty services which were sold separately for a monthly fee, or warranty services that were determined to represent a separate performance obligation and were sold together with an AVL unit. Such revenues are recognized over the duration of the warranty periods.

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

Contingencies

We and our subsidiaries are involved in certain legal proceedings that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties. Except for income tax contingencies, we record accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred.

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

When we decide or is required to perform the two-step goodwill impairment test, we compare the fair value of the reporting unit to its carrying value ("step 1"). If the fair value of the reporting unit exceeds the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill is considered not to be impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

We apply assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

As of December 31, 2018, we had two reporting units that include goodwill (two in 2017 and two in 2016). We did not complete the assignment of goodwill resulted from the acquisition which is expected to be allocated to new reporting units under the existing reporting units.

We performed a qualitative assessment for two reporting units as of December 31, 2018 and 2017, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

2.
Intangible assets with finite lives (as of December 31, 2018, the balance of intangible assets consist of customer relationship, technology and others) are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As a part of the acquisition of describe in Note 3 to the consolidated financial statements we got control over intangible assets in a fair value of approximately US$ 38,583 thousand.

As of December 31, 2018, the intangible assets are amortized over a period of 5 - 8 years.

Recoverability of intangible assets is measured as described in Note 1L to the consolidated financial statements.

Obligation to purchase non-controlling interests

An obligation to acquire shares of a subsidiary held by Non-controlling interests at a stated future date, represents liability under ASC Topic 480. Upon initial recognition such liability is measured at fair value in accordance with ASC Topic 480-10-30-3 at the amount of cash that would be paid under the conditions specified in the contract if the shares were purchased immediately and in subsequent periods at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date with any change in value from the previous reporting date recognized as interest cost. In addition, the Non-controlling interests subject to such obligation are not recognized and no earnings are allocated to them.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
	%
Consolidated statements of operations data:	2018	2017	2016
Revenues:
Telematics services	71.6	72.3	71.1
Telematics product	28.4	27.7	28.9

Total Revenues	100	100	100
Cost of Revenues:
Telematics services	27.8	25.7	25.4
Telematics products	21.9	23.4	23.5

Total cost of revenues	49.7	49.1	48.9

Gross profit	50.3	50.9	51.1
Operating Expenses:
Research and development expenses	2.4	1.3	1.4
Selling and marketing Expenses	4.5	5.2	5.0
General and administrative expenses, net	18.8	20.2	20.2
Other expenses (income), net	(0.1)	(0.1)	0.4

Total operating expenses	25.6	26.6	27.0
Operating Income	24.7	24.1	24.1
Financing income (expenses), net	0.3	(0.4)	1.0
Other income (expenses), net	5.1	-	-

Income before income tax	30.1	23.7	25.1
Income tax	(6.8)	(7.5)	(7.5)
Share in gains (losses) of affiliated companies, net	1.7	3.6	(0.2)

Net income for the year	25.0	19.8	17.4
Less: net income attributable to non-controlling interests	(1.0)	(1.1)	(1.3)

Net income attributable to company stockholders	24.0	18.7	16.1

Analysis of our Operation Results for the Year ended December 31, 2018 as compared to the Year ended December 31, 2017

(Please take into consideration that 2018 operation results include RTH Results from the closing date, September 13, 2018)

Revenues

Total revenues increased from $234.6 million in 2017 to $253.3 million in 2018, or 8%. This increase consisted of an increase of $ 11.6 million from subscription fees from our telematics services and an increase of $ 7.1 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $ 11.6 million from $169.7 million in 2017 to $181.3 million in 2018, or 6.8 % mainly due to an increase in our average annual number of subscribers from 1,110,000 subscribers in 2017 to 1,475,000 in 2018. However, this increase was offset by the negative impact of exchange rate fluctuations of non US dollar revenue in an amount of approximately $ 28 million. If the negative impact of the exchange rate fluctuation wasn’t accounted, our revenue would increase by $ 39.6 million or 23.3%.

Telematics products segment

Revenues in our telematics products segment increased from $ 64.9 million in 2017 to $ 72.0 million in 2018, or 10.9%. This increase of $ 7.1 million is primarily due to expanding our business activities following RTH acquisition and consolidating  RTH  Financial Statements. However this increase was offset by decrease in sales in the Israeli market, as well as, by a negative impact of exchange rate fluctuations of non US dollar revenue in an amount of approximately $ 0.5 million. If the negative impact of the exchange rate fluctuation wasn’t accounted, our revenue would increase by $ 7.6 million or 11.7%.

Cost of revenues

Total cost of revenues increased from $115.2 million in 2017 to $126.0 million in 2018, or 9.4%. This increase consisted of an increase of $ 10.1 million in the Telematics services segment and an increase of $ 0.7 million in the telematics product segment. As a percentage of total revenues, cost of revenues increased from 49.1% in 2017 to 49.7% in 2018.

Telematics services segment

Cost of revenues for our Telematics services segment increased from $60.2 million in 2017 to $70.3 million in 2018, or 16.8%. This increase was primarily due an increase in salary expenses of approximately $ 5.9 million, depreciation expenses of $0.7 million and as a result of consolidating RTH expenses, which all abovementioned were offset by effect of exchange rate fluctuations in an amount of approximately $ 6.0 million. As a percentage of total revenues for this segment, cost of revenues increased from 35.5% in 2017 to 38.8% in 2018.

Telematics products segment

Cost of revenues for our telematics products segment increased from $ 55.0 million in 2017 to $ 55.7 million in 2018, or 1.3%. This increase was mainly due to the increase in our products’ sales following RTH acquisition. As a percentage of total revenues for this segment, cost of revenues decreased from 84.8% in 2017 to 77.4 % in 2018, mainly due to a change in the mixture of products sales.

Operating expenses

Research and development

Our research and development expenses increased from $3.2 million in 2017 to $ 6.2 million in 2018. As a percentage of total revenues, research and development expenses increased from 1.3% in 2017 to 2.4 % in 2018 mostly due to RTH acquisition.

Selling and marketing

Our selling and marketing expenses decreased from $12.2 million in 2017 to $ 11.3 million in 2018. As a percentage of total revenues, selling and marketing expenses decreased from 5.2% in 2017 to 4.5 % in 2018.

General and administrative

General and administrative expenses increased slightly from $47.6 million in 2017 to $47.7 million in 2018, or 0.2%.

The increase was mainly due to RTH contribution in an amount of $3.8 million, an increase in allowance for doubtful accounts in the amount of $1.3 million and increase in depreciation expenses in amount of $0.6 million. The abovementioned were offset primarily by a decrease in salary expenses in the amount of  $ 2.1 million (mainly due to decreased in cash grant based on the company’s Share Yield based on the compensation policy) and by the effect of exchange rate fluctuations  in amount of  $ 2.9 million. As a percentage of total revenues, general and administrative expenses decreased from 20.2% in 2017 to 18.8% in 2018.

Other expenses (income), net

Other income, net in 2017 were $ 0.1 million compared with $ 0.3 million in 2018.

Operating income

Total operating income increased from $ 56.5 million in 2017 to $ 62.4 million in 2018, or 10.4%. This increase of approximately $ 5.9 million reflects increase of $ 1.9 million in the operating income in the telematics service segment and an increase of $ 4.0 million in the operating income in the telematics products segment.

Telematics services segment

Operating income in our telematics services segment increased from $55.0 million in 2017 to $56.9 million in 2018, or 3.5%. This increase was mainly attributed to the increase of our average base of subscribers from 1,110,000 subscribers in 2017 to 1,475,000 subscribers in 2018 due to RTH consolidation, which was offset mainly by the effect of exchange rates fluctuation.

Telematics products segment

Operating income in our telematics products segment increased from $ 1.5 million in 2017 to $ 5.5 million in 2018. This increase in the operating income was primarily due to a change in the products sales mixture.

Other income, net (non-operational)

In 2018, as a result of the acquisition of RTH, the Company gained control over certain companies that previously were accounted in accordance with the equity method and started to consolidate their financial statement. Following the abovementioned, the Company recorded a one-time gain in the amount of approximately $14.7 million from measurement of the previous investment in those affiliated companies at the acquisition date to fair value.

Financing income (expenses), net

Financing income (expenses), net, was $ 1 million expenses in 2017 compared with an income of $ 0.7 million in 2018. This shift in the amount of $ 1.7 million was mainly due to a decrease in interest incurred on tax assessment for previous years in Israel and Brazil in an amount of $ 2.4 million, which was offset by an increase in interest with respect of long-term loans in the amount of $ 0.5 million.

Income Tax

Income Tax expenses decreased from $17.7 million in 2017 to $ 17.3 million in 2018, or 2.3%.  As a percentage of income before tax, income tax expenses decreased from 31.9% in 2017 to 22.7% in 2018 primarily due to:

1.	In 2018 we recorded nontaxable income in amount of $14.7 million related to RTH Transaction.

2.	In 2017 we had tax payment assessment for previous years in the amount of $ 3.3 million.

Analysis of our Operation Results for the Year ended December 31, 2017 as compared to the Year ended December 31, 2016

Revenues

Total revenues increased from $ 199.6 million in 2016 to $234.6 million in 2017, or 17.5%. This increase consisted of an increase of $27.8 million from subscription fees from our telematics services and an increase of $7.2 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $27.8 million from $141.9 million in 2016 to $169.7 million in 2017, or 19.6% mainly due to an increase in our average annual number of subscribers from 1,008,000 subscribers in 2016 to 1,110,000 in 2017 and due to a positive net impact of the exchange rate fluctuations of non US dollar revenue in an amount of $8.9 million.

Telematics products segment

Revenues in our telematics products segment increased from $57.7 million in 2016 to $64.9 million in 2017, or 12.5%. This increase of $7.2 million is primarily due to an increase of $3.8 million in our products’ sales, mainly in Israel, and a positive net impact effect of exchange rates fluctuation of non US dollar revenue in an amount of $3.4 million.

Cost of revenues

Total cost of revenues increased from $97.5 million in 2016 to $115.3 million in 2017, or 18.3%. This increase consisted of an increase of $ 9.7 million in the telematics services segment and an increase of $8.1 million in the telematics product segment. As a percentage of total revenues, cost of revenues increased from 48.9% in 2016 to 49.1% in 2017.

Telematics services segment

Cost of revenues for our telematics services segment increased from $ 50.6 million in 2016 to $ 60.3 million in 2017, or 19.0%. This increase was primarily the result of an increase in salary expenses of approximately $4 million, and depreciation expenses of $0.6 million. The effect of exchange rates fluctuations also contributed to the cost of revenues an amount of approximately $2.8 million. As a percentage of total revenues for this segment, cost of revenues decreased from 35.7% in 2016 to 35.5% in 2017.

Telematics products segment

Cost of revenues for our telematics products segment increased from $46.9 million in 2016 to $55.0 million in 2017, or 17.2%. This increase was mainly due to the increase in our products’ sales in local currencies and product mixture. As a percentage of total revenues for this segment, cost of revenues increased from 81.4% in 2016 to 84.8% in 2017, mainly due to a change in the products sales mixture.

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

Other expenses (income), net

Other expenses (income), net in 2016 were $0.8 million expenses compared with $0.1 million income in 2017, this shift was primarily due to a onetime $1.2 million expense related to the repurchase, by the Company, of former employee’s options in our subsidiary - Ituran Brazil in 2016.

Operating income

Total operating income increased from $48.0 million in 2016 to $56.5 million in 2017, or 17.7%. This increase of approximately $8.5 million reflects increase of $11 million in the operating income in the location-based segment and a decrease of $2.5 million in the operating income in the wireless communication products segment.

Telematics services segment

Operating income in telematics services segment increased from $44 million in 2016 to $55 million in 2017, or 25%. This increase was mainly attributed to the increase of our average base of subscribers from 1,008,000 subscribers in 2016 to 1,110,000 subscribers in 2017.

Telematics products segment

Operating income in our telematics products segment decreased from $ 4 million in 2016 to $ 1.5 million in 2017. This decrease in the operating income was primarily due to change in the products sales mixture.

Financing income (expenses), net

Financing income (expenses), net, were income of $2.1 million in 2016 compared with an expenses of $1 million in 2017. This shift was mainly due to interest incurred on tax assessments of previous years in Israel and Brazil.

Income Tax

Income Tax increased from $14.9 million in 2016 to $17.7 million in 2017, or 18.8%. As a percentage of income before tax on income expense tax increased from 29.7% in 2016 to 31.9% in 2017 primarily due to tax payment made during 2017 in respect of previous years mainly in Brazil and Israel.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2016, 2017 and 2018, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2016, 2017 and 2018, we derived approximately 16.5%, 14.6% and 19.8% of our revenues in dollars and other currencies, 47.9%, 47.9% and 45.9% in NIS, 35.6%, 37.5% and 34.3% in Brazilian Reals. In fiscal years 2016, 2017 and 2018, 21.6%, 20.4% and 16.6% of our expenses were incurred in dollars and other currencies, 51.4%, 51.5% and 58.9 % in NIS and 27%, 28.1% and 24.5% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2018, accumulated other comprehensive income decreased by $12.8 million as compared to the year 2017. In 2017, accumulated other comprehensive income increased by $4.2 million as compared to the year 2016. In 2016, accumulated other comprehensive income increased by $5.6 million as compared to the year 2015.

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

	Year Ended December 31,
	2016		2017		2018
	Actual	At 2015 exchange rates (1)	Actual	At 2016 exchange rates (1)	Actual	At 2017 exchange rates (1)
	(In thousands of US$)
Revenues	199,574	211,098	234,636	221,925	253,335	267,398
Gross profit	102,031	108,297	119,384	113,369	127,328	134,854
Operating income	47,998	52,131	56,535	52,838	62,378	67,340

(1) Based on average exchange rates during the period. Those columns are Non GAAP information

Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, “Derivatives and Hedging”, the results of which are reflected in our income statements as revenues or cost of revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate.

B.          LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily from cash generated from operations. As of December, 31 2016, 2017 and 2018, we had $31.5 million, $40.5 million and $53.3 million in cash and marketable securities and $55.1 million, $71.4 million and $84.2 million in working capital, respectively. We hold our cash and cash equivalents in US dollars or the local currency of their location.

As of December, 2018 we had a long term loan from an Israeli bank at the amount of $62.6 million and a short term loans from banks at the amount of $10.6 million. As of December 31, 2016, 2017 and 2018, we also had $0.8 million, $0.8 million and $3.8 million respectively, available to us under existing lines of credit. As of December 31, 2016, 2017, we did not utilize our lines of credit. As of December 31, 2018, we utilize $1.9 million from our line of credit.

For a reference concerning our use of financial instruments for hedging purposes, please see Item 5.A – Operating Results under the captions “Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets.”

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

As of December 31, 2016, 2017 and 2018 we had long-term liabilities of $11.8 million, $14.1 million and $14.8 million, respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $7.9 million, $9.6 million and $9.5 million as of December 31, 2016, 2017 and 2018 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

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

b.	The importation of Services and their payment is also unregulated.

c.	Both type of imports (goods and services) request previous registration and compliance with Transferring Prices and Tax regulations.

3.	Dividends:

a.	Paying abroad dividends to shareholders is admitted.

b.	Dividends related with profit obtained by a local company until December 2017, will be free of withholding tax (hence the company has already paid 35% of Income Tax).

In Ecuador, there are two unique Laws which are relevant to our activities:

1.
Remittance tax (Impuesto a la Salida de Divisas) - Remittance tax of 5% is imposed on the transfer of money abroad in cash or through pay checks, transfers, or courier of any nature carried out with or without the mediation of the Ecuadorian financial system, including transfer from foreign bank accounts. Dividends are exempt from this tax, under certain considerations.

2.
Labor profit sharing - Although it is not considered a tax, companies are obligated to pay 15% of their pre-tax earnings to their employees. This payment is considered a deductible expense for CIT computation purposes.

In Mexico, All Mexican employers, whether individuals or entities, are required to calculate and pay mandatory profit sharing payments to employees within 60 days following the filing of their annual Mexican tax return. The obligation for employers to make such payments is based on the legal provisions in Section IX of Article 123 of the Political Constitution of the United Mexican States, which establishes that employees shall have the right to participate in their employer’s profits in the amount of 10% of such employer’s taxable income. As such, the following types of employees have the right to receive profit sharing payments: (a) permanent employees hired to carry out normal, long-term work for an employer, without regard to the number of days worked during the January 1 through December 31, 2012 fiscal year; (b) eventual permanent employees who have worked for an employer fewer than 60 days, whether continuously or sporadically, during the fiscal year referred to above; (c) former employees who have the right to claim profit sharing payments, when such rights have not lapsed.

Following the revision of our dividend policy in 2012, we declared and paid regularly quarterly dividends in 2016, 2017, and 2018.

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

In 2018 we declared and paid such dividends as follows:

In May 23, 2018 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on July 11, 2018, with respect to the first quarter of 2018. On August 30, 2018 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on October 10, 2018, with respect to the second quarter of 2018. On November 26, 2018 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on January 9, 2019, with respect to the third quarter of 2018. On March 11, 2019 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on April 10, 2019 with respect to the fourth quarter of 2018.

Until the date of this report, we have repurchased 2,507,314 of our shares, out of these shares 373,489 shares were resold as part of the consideration in the RTH Transaction. As part of the RTH Transaction price adjustment 300,472 shares were returened to us in April 2019. As of the date of this report the updated quantity of treasury shares is 2,434,297.

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2018	2017	2016
	(In thousands)

Net cash provided by operating activities	53,264	43,907	41,472
Net cash used in investing activities	(84,854)	(14,685)	(19,860)
Net cash provided by (used in) financing activities	49,769	(24,266)	(18,234)
Effect of exchange rate changes on cash and cash equivalents	(3,687)	863	693
Net increase (decrease) in cash and cash equivalents	14,492	5,819	4,071

Years ended December 31, 2018, December 31, 2017 and December 31, 2016

Net cash provided by operating activities

Our operating activities provided cash of $41.5 million in 2016, $43.9 million in 2017 and $53.3 million in 2018.

The increase of approximately $ 9.4 million in cash from operating activities in 2018 as opposed to 2017 was due primarily to:

- An increase in net income at the amount of $ 16.9 million

- An increase in depreciation and amortization at the amount of $ 1.1 million.

- An increase in deferred income taxes, net at the amount of $ 2.9 million.

- A decrease in the Company's share in gains of affiliated companies, net at the amount of $ 4.3 million

 This amount was offset by a capital gain on acquisition of non-controlling interest of $14.7 million. And decrease in working capital items net in amount of $ 0.9 million.

Net cash used in investing activities

Net cash used in investing activities in 2018 in an amount of approximately $84.9 million, includes acquisition of subsidiary in the amount of $69.0 million, and capital expenditure in the amount of $ 21.7 million.

Net cash used in investing activities in 2017 in an amount of approximately $14.7 million, includes mainly capital expenditures in the amount of $16.2 million, investment in other companies in the amount of $1.3 million, and investments in marketable securities net in an amount of $3.3 million. These investments were offset by repayments of loans from affiliated companies, net, in an amount of $6.1 million.

Net cash used in investing activities in 2016 in an amount of approximately $19.9 million, includes mainly capital expenditures in the amount of $13.6 million, and investment in affiliated companies, net in the amount of $ 7.4 million which was offset by proceeds from sale of marketable securities, net in amount of $1.5 million.

Net cash provided by (used in) financing activities

Net cash provided by financing activities in 2018 in an amount of approximately $49.8 million consisted primarily of a receipt of a loan in an amount of $81.7 million, repayment of short and long term credit from financial institution in amount of $ 9.0 million, cash dividend payment in an amount of approximately $20.2 million and a cash dividend payment in an amount of approximately $ 2.7 million paid by our subsidiary to the non- controlling interests.

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

C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Most of our research and development activities take place in Israel and Ecuador. Our Research and Design department is constantly working on upgrading the service infrastructure and improving our fleet management applications, including by introducing new services and uses of the system, while utilizing both internal development staff and outsourcing such activities to third parties, as well as developing new service platforms for cellular/GPS based devices.

Expenditures for research and development activities undertaken by us were approximately $ 6.2 million in 2018, $ 3.2 million in 2017 and $ 2.9 million in 2016.

D.          TREND INFORMATION

Please see Item 4.A. – History and Development of the Company and Item 4.B. – Business Overview above for trend information.

E.          OFF-BALANCE SHEET ARRANGEMENTS

We do not have off-balance sheet arrangements (as such term is defined in Item 5E. of the Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

         F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2018:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases	14,936	6,145	4,749	1,952	2,090
Purchase Obligations	5,474	5,474	-	-	-
Obligation to purchase non-controlling interests	16,272	-	16,272	-	-
Long – term debt obligations	70,972	8,350	33,400	29,222	-
Total	107,654	19,969	54,421	31,174	2,090

G.          SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	72	President and director
Yehuda Kahane	74	Director
Ze’ev Koren	74	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	66	Director
Eyal Sheratzky	50	Co-Chief Executive Officer and Director
Nir Sheratzky	47	Co-Chief Executive Officer and Director
Gil Sheratzky	41	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	45	Director and an independent director
Yigal Shani	74	Director
Israel Baron (1)(2)(3)	65	External Director
Gidon Kotler (1)(2)(3)	78	External Director
Tal Sheratzky- Jaffa	41	Director and an independent director
Ami Saranga	55	Deputy Chief Executive Officer
Eli Kamer	52	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	53	General Counsel
Udi Mizrahi	47	Deputy Chief Executive Officer International Operation and VP of Finance

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

Eyal Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and currently serves as a Co-Chief Executive Officer since 2003. Prior to 2003, he served as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA. Mr. Sheratzky is the son of Izzy Sheratzky and the brother of Nir and Gil Sheratzky and nephew of Effraim Sheratzky.

Nir Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and currently serves as a Co-Chief Executive Officer since 2003. Prior to 2003, Mr. Sheratzky served as an Executive Officer in our company from 1995 to 2003. Mr. Sheratzky is also a director in Moked Ituran. He holds BA and MA degrees in Economics from Tel Aviv University. Nir is the son of Izzy Sheratzky and the brother of Eyal and Gil Sheratzky and nephew of Effraim Sheratzky.

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd. From 2003 and until 2013 Mr. Sheratzky served as our advertising officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Gil Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and nephew of Effraim Sheratzky.

Yoav Kahane has served as director of our company since 1998. Mr. Kahane is serving as the Chief Executive Officer of Spot-On Therapeutics Ltd., a startup company that develops a non-invasive brain stimulation technology for the treatment of balance disorders, falls prevention and ADHD. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences form Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.

Yigal Shani has served as a director of our company since its acquisition from Tadiran in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998) Ltd. together with Efraim Sheratzky, which provides insurance services to our company. Mr. Shani, has resigned on March 13, 2014 in order to allow compliance with the provisions of the Israeli Companies Law, which require that the board of directors to include at least one female and was reappointed on February 9, 2015 to replace Mr. Avner Kurz, as a Class B Director. Mr. Shani was reelected on November 9, 2017.

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board’s committees. Mr. Baron serves as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel. Israel Baron was reelected on December 21, 2017 for additional 3-year term to serve as external director.

Gidon Kotler is an external director of our company. He was nominated on April 30, 2014. Prior to his retirement on 2016, Mr. Kotler has been serving as the assets manager of Strauss-Group Ltd., one of Israel’s largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center’s management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010. On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2017)

Ms. Tal Sheratzky -Jaffa was appointed as a member of the board and serves as a Class A director until December 28, 2019.

Ms. Sheratzky-Jaffa is a Strategy and Development Manager at Reality Investment Funds, Israeli value-add real estate fund.

Prior to joining Reality Investment Funds, Ms. Sheratzky-Jaffa was a Partner at the Israeli law firm Amit, Pollak, Matalon and Co., specializing in the fields of investment funds, mergers and acquisitions, high-tech and corporate governance, and an associate at the New York offices of the US law firm Akin Gump Strauss Hauer & Feld.

Ms. Sheratzky-Jaffa holds LL.M degree from Columbia University (New York), LL.B from Haifa University and B.A (economics) from Haifa University, and is a member of the Israeli Bar Association and the New York State Bar.

Ms. Sheratzky-Jaffa is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the daughter of Efraim Sheratzky.

Ami Saranga has been serving as the Deputy Chief Executive Officer of our company since 2011. Prior to that Mr. Saranga served as our VP Marketing since 2008. Prior to 2008, Mr. Saranga managed the SME division of Pelephone Communications Ltd., one of Israel’s largest telecommunication network operators. Mr. Saranga holds a BA degree in Business Administration from Ruppin Academic Center, Israel.

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

Udi Mizrahi has served as our VP Finance since 2000. On his current position Mr. Mizrahi serve as a Deputy Chief Executive Officer International Operation and VP of Finance. Mr. Mizrahi is a CPA and holds a BA degree in accounting and economics from Ruppin Academic Center, Israel.

Our articles of association provide for staggered three-year terms for all of our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Nir Sheratzky, Yigal Shani and Yehuda Kahane (class B), who were re-elected on November 9, 2017; Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 12, 2018; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa and Yoav Kahane (class A), who were re-elected on December 28, 2016. This classification of the board of directors may delay or prevent a change of control of our company.

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

Shareholders Agreement and Articles of Association of Moked Ituran Ltd.

Pursuant to Moked Ituran Ltd's articles of association and agreement (as amended) between its shareholders, there is a mechanism in place with regard to directors to be designated and voted for election by Moked ituran Ltd in each of our annual shareholdings meeting for the relevant class of directors (four directors in class A and B and three in class C).The aforementioned is in effect only for as long as Moked Ituran Ltd holds at least 15% of our issued and outstanding share capital.

B.	COMPENSATION

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2018 was approximately $249,000 Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item 6.C - Board Practices under the caption “External directors” below. Our audit committee and board of directors approved compensation for Mr. Ze’ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2018, we paid the sum of NIS 422,000 (approximately $118,000) to our external directors, NIS 200,000 (approximately $56,000) to Mr. Ze’ev Koren, NIS159,000 (approximately $ 44,000) to Mr. Yoav Kahane, NIS 115,000 (approximately $ 32,000) to Ms. Tal Sheratzky-Jaffa.

We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate costs to the Company of the compensation to our Co-Chief Executive Officers in 2018 were $2.9 million. The aggregate compensation paid to all of our officers as a group during 2018 was approximately $9.8 million. In 2018 we paid an aggregate amount of $61,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our 5 highest paid officers in 2018 according to our 2018 financial reports:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	742	-			1,077	-	1,819
Eyal Sheratzky (Co-Chief Executive Officer)	577	-			876	-	1,453
Nir Sheratzky (Co-Chief Executive Officer)	577	-			876	-	1,453
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)	413	-			626	-	1,039
Ami Saranga (Deputy Chief Executive Officer)		200	37	32	111	-	380

Total of our 5 highest paid officers	2,309	200	37	32	3,566	-	6,144

During 2018, we set aside $ 419,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2018, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below. Such agreements were extended subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors on February 26, 2017.

On November 9, 2017 our annual general meeting of shareholders approved the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky for a period of additional three years.

For further details concerning such terms of service, please see Item 7.B – Related Parties Transactions under the caption “Transactions with our directors and principal officers.”

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee. In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2018, we paid a total of $ 916,000 to our officers and employees pursuant to the above bonus schemes.

Our compensation policy for office holders

In December 2012, amendment no. 20 to the Israeli Companies Law became effective. Among other things, this amendment requires Israeli public companies to set forth their policy regarding their office holders’ terms of office, including fixed compensation, target-based incentives, equity awards, severance and other benefits. The amendments also set forth the considerations that should be applied when devising a compensation policy for office holders.

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

The compensation policy does not intend to amend any officer’s existing terms of office; nor to bestow any officer with a right to receive the compensation, or any element thereof set forth therein. However, generally, once the compensation policy is approved, all future terms of service of office holders should conform to its provisions. The specific terms of office of each officer shall be separately determined in accordance with the relevant provisions of the Israeli Companies Law and the regulations promulgated thereunder.

Our general shareholders meeting approved our compensation policy for office holders on October 31, 2013, and on November 7, 2016 approved a renewal and several minor amendments in our compensation policy (in order to reflect several changes in Israeli Company Law). The policy applies to office holders of the Company (see definition above), who serve as the Company’s President, Chief Executive Officer(s) and other executives who are deemed office holders of the Company, as well as office holders of the Company’s Israeli wholly owned subsidiaries, provided they report to the chief executive officer. The policy also applies to directors of the Company.

Our compensation policy for office holders was formulated in view of our belief that our business success is the result of the excellence of our human resources and their devotion to the achievement of our company’s goals. Therefore, it is aimed at offering our officers with a competitive compensation package that will align their incentives with those of our company and our shareholders, and at motivating them to achieve the goals of our company, while avoiding undue pressure to take excessive risks. Among other factors, our compensation committee and board of directors have considered, as required by amendment no. 20 to the Israeli Companies Law and as reflected in the policy: (a) the advancement of the company’s goals, its business plan and its policy with a long-term view; (b) the creation of appropriate incentives for office holders, considering the company’s risk management policy; (c) the size of the company and the nature of its business; (d) with respect to variable components of the terms of office – the contribution of the office holders to the achievement of the company’s goals and to the maximization of its profits, with a long-term view and in accordance with the position of the office holder.

The compensation policy incorporates all matters required to be included in a compensation policy as mandated by amendment 20 to the Israeli Companies Law, including (without limitation): (a) the requirement to consider the office holders’ education, skills, professional experience, expertise, position and past compensation agreements; (b) consideration of the ratios between overall compensation of the officers and the average and median salary of the other employees of the Company; (c) the board’s right to reduce variable compensation; (d) the determination of a maximum period for advanced and transition periods upon termination of services; (e) basing variable components of compensation on key performance indicators and on measurable criteria; (f) determining the ratio between fixed and variable components of compensation and setting forth caps on the amount of variable compensation payable; and (g) a claw-back provision with respect to restatements of financial statements. For further details, see our full compensation policy for office holders, which is filed herewith as Exhibit 4.24 under Item 19 – Exhibits.

C.	BOARD PRACTICES

Board of Directors

Pursuant to our articles of association as presently in effect, our board of directors generally consists of twelve directors, including at least three independent directors in accordance with the listing rules of Nasdaq concerning the composition of audit committees, of whom two directors are external directors as required by Israeli law. Our independent directors, as such term is defined under the Nasdaq listing rules, are Mr. Baron, Mr. Kotler, Mr. Koren, Mr. Yoav Kahane and Ms. Tal Sheratzky - Jaffa, Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected, by majority of our shareholders and may be removed by special majority. However, see Item 6.A – Directors and Senior Management for a description of our staggered board and the shareholders agreement and articles of association of Moked Ituran Ltd. Our board of directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire.

Pursuant to the Israeli Companies Law, our chairman convenes and presides over the meetings of the board. In addition, any two directors may convene a meeting of the board of directors, as well as a director who becomes aware of a company’s matter that allegedly involves a breach of the law or an improper business conduct. A quorum consists of a majority of the members of the board, and decisions are taken by a vote of the majority of the members present. Our articles of association provide that such quorum will in no event be less than two directors.

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

▪
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

External directors are generally elected to serve an initial term of three years and may be re-elected to serve in that capacity for two additional three-year terms; however, companies whose securities are listed on recognized foreign exchanges, such as Nasdaq, may extend the service terms of their external directors for additional unlimited terms, each of no more of than three years , subject to the approval of the audit committee and the board of directors that such extension is for the benefit of the company in view of the directors’ expertise and special contribution to the operation of the board and its committees and these reasons together with the term served by the external director were presented to the shareholders prior to their approval (see the Israeli Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000-5760). The appointment of an external director for additional terms may be brought for the approval of the shareholders either by the board of directors or by a shareholder that holds at least 1% of the company’s voting rights, provided that the nominee is not a related or competing shareholder (as defined below) or a relative thereof, at the time of the appointment, and does not have an affinity to such shareholder (as defined below) at the time of the appointment or the two years preceding such appointment. The term “related or competing shareholder” means the shareholder who proposed the appointment or a 5% shareholder of the company if, at the time of the appointment, his controlling person or a company controlled by either of them, has business relations with the company, or if he, his controlling person or a company controlled by either of them are competitors of the company. The term “affinity” means the on-going existence of work relationship, business or professional relationship or control and the service as an officer.

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

Israeli law provides that a person is not qualified to serve as an external director if he is a relative (as defined in the Israeli Companies Law) of the company’s controlling person, or if, at the time of his/her appointment and/or at any time during the two years preceding his or her appointment, that person, a relative, partner or employer of that person, or any entity under that person’s control, has or has had an affinity (as defined above) to the company, its controlling person or its relative or to any entity that, as of the date of appointment, or at any time during the two years preceding that date, is controlled by the company or by its controlling person. In addition, no person may serve as an external director if that person’s professional activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director; and, a person already serving as a director of one company may not be appointed as an external director of the company if at that time a director of the company is serving as an external director of the first company. In addition, a company, controlling shareholder and any other entity controlled by the controlling shareholder may not grant to such external director, its spouse or child, any benefits, directly or indirectly, and the external director, its spouse or child may not be appointed to serve in any position, may not be employed by and may not, directly or indirectly, render any professional services to the company, such controlling shareholder or any other entity controlled by the controlling shareholder, during the first two years following such external director’s termination of tenure of office, and with respect to a relative who is not the external director’s spouse or child – during the first year following such termination.

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

Audit committee

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must comprise of at least three directors, including all of the external directors and the chairman of the audit committee must be an external director. In addition, the majority of the members of the audit committee must be independent directors. Under the Israeli Companies Law, a director is considered “independent” if he/she is an external director or if he/she meets the qualifications of an external director, has not served as a director of the company for over 9 consecutive years, and has been classified as such. Under Israeli regulations a director who serves more than 9 consecutive years as a director may still be deemed as "independent director" provided the Audit committee and thereafter the board of directors resolved that his-her tenure as a director for an extend term is for the benefit of the company based on his/her expertise and unique contribution to the board and its committees. Our Audit committee and board of directors so resolved with regard to Messrs. Israel Baron and Yoav Kahane. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of such person. All audit committee decisions must be approved by a majority of the committee members of which the majority of members present are independent directors. Furthermore, a person who is not eligible to serve on the audit committee is restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that the company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions of such present is requested by the audit committee.

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
Definition: such transaction which is not higher than 0.25% of the equity of the company according its last combined financial reports or is not higher than 1% of average net revenue of the past 3 years of the company in their absolute value, in the last 2 calendar years prior to the date of the transaction is being reported according the last financial report of the company.
Methods of approval: Approval by the management of the company or by the officer in charge in the company (vice chief executive officer, other officer or other in charged body in the company according the decisions of the company).
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

(3)	Every year the criteria for classifying transactions as set up above shall be brought for re-approval by the Audit Committee.

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

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholders' approval.

Furthermore, our compensation committee oversees, on behalf of the Board, the management of Ituran’s compensation and other human resources-related issues and otherwise carries out on behalf of the Board its responsibilities relating to these issues. The committee is responsible for establishing annual and long-term performance goals and objectives for our executive officers. In addition, as required under the Nasdaq listing rules, our compensation committee is responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other adviser retained by the committee; and may retain such advice only after taking into account the considerations set forth in the Nasdaq listing rules in this respect. Our compensation committee operates in accordance with a charter, which complies with the provisions of the Israeli Companies Law and the Nasdaq listing rules.

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

Internal auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be:

▪	a person (or a relative of a person) who holds more than 5% of the company’s shares or voting rights;
▪	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
▪	an executive officer, director or other affiliate of the company; or
▪	a member of the company’s independent accounting firm.

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

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2018	2017	2016
By area of activity:
Control Center	532	460	395
Research and Development	162	51	40
Sales and Marketing	428	104	103
Technical support and IT	652	346	305
Finance, Administration and Management	385	260	248
Private enforcement and operations	853	366	408
Manufacturing	160	131	101
Total	3,172	1,718	1,600

By geographic location (out of total):
Israel	855	843	762
Brazil	990	694	626
Argentina	263	146	175
United States	34	35	37
Mexico	473	-	-
Ecuador	345	-	-
Colombia	212	-	-

Total	3,172	1,718	1,600

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

Brazil

Our employment agreements in Brazil are subject to Brazilian labor laws and regulations, to collective labor agreements or bargaining arrangements with unions and contract. The laws and regulations in Brazil govern almost all aspects of an employment relationship and do not leave much room to be negotiated with the employee. Still, employment contracts create obligations to the parties if they are in compliance with the law. The Labor Code mainly governs the employees’ right to paid annual vacation, paid sick days, the maximum length of a workday, minimum payment for overtime and statutory severance pay. Brazilian law generally requires severance pay equal to 50% of the balance of the employee’s FGTS account (a mandatory fund to guarantee severance and unemployment). The FGTS can also be withdrawn when the employee retires, dies or his employment is terminated without cause, among others. Brazilian employers are required to purchase health insurance for employees only in the event it is set forth by the applicable collective labor agreement, contract or company policy, and are required to cover employees’ food and travel costs whenever a business trip is required, and to make deposits into a Guarantee Severance Fund (the so-called “FGTS”). Furthermore, Brazilian employees and employers are required to make contributions to the National Insurance Institute (“INSS”), similar to the United States Social Security Administration. Our collections to the National Insurance Institute amount to 34.8% to 39.8% of the payrolls, out of which 8% to 11% (limited to R$5,839.45 of individual salary) corresponds to contributions by the employees deducted from salaries and 26.8% is the fixed part we pay. Our contribution of 26.8% includes mandatory contribution to the Public Insurance for Labor Accidents and Diseases (SAT). According to Decree Law 6957/2009 such portion, which varies from 1% to 3% of payroll, should be multiplied by another factor (FAP) from 0.5 to 2 in order to reduce or increase our burden to reflect statistics of occupational accidents and diseases in our business.

All of our employees in Brazil, excluding the chief executive officer, some directors (VPs) and three managers, are represented by a labor union and the employees’ mandatory contributions to their union are paid by us. The law no. 13.467/2017, which entered into force on November 11, 2017, made the labor union contribution optional (i.e., discounted only upon the employees’ consent).

Argentina

Our employees in Argentina are subject to Argentine labor laws and regulations and other special practices and employment customs. The laws and regulations in Argentina control all aspects of labor relations and designate a general Employment Contract with which all employees and employers must comply. This general Employment Contract adopts by reference the provisions of the Labor Law which principally concerns matters such as paid annual vacation, paid sick days, the length of the workday, and payment for overtime and severance pay. Argentinean law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause. Argentine employers are also required to contribute for the following items: (a) Pension funds 20.70 % which will decrease in next years (*as describe in the table below) (b) health insurance for employees 6% (c) occupational accident insurance 1.70%; and (d) Retirement fund insurance 3.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

(*) the rate of company contribution for pension funds was 20.70 % until December 31, 2018. It will decrease respectively in the following years until 2022 and will stand on a rate of 19.5%, as follows:

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

Mexico

The hiring of employees in Mexico is subject to the regulations of the Federal Labor Law, the Social Security Law, the Infonavit Law, the Income Tax Law, Afore, and Infonacot In these laws both workers and employers have obligations and rights ; the percentage corresponding to the employer is 40% in Payroll and Employee Tax depending on their level of income. The working relationship between employer and employee is regulated by the Individual work contract .In Mexico we have several modalities of types of Labor Contract, according to the permanence and type of contract, example: Contract for a Determined Time, Permanent Contract, and Contract for Determined Work. In these Contracts the conditions of the work are specified. Within our company we also have working relationships through outsourcing, where our employees have the same rights and obligations and adhere to the same internal and legal guidelines. Contract terminations without cause by the employer require the payment of 3 months' salary as a concept of damages.

Ecuador

Our employees in Ecuador are subject by the Ecuadorian Labor Code. The Labor Code provides for a 40-hour work week, 15 calendar days of annual paid vacation, restrictions and sanctions for those who employ child labor, general protection of worker health and safety, minimum wages and bonuses, maternity leave, and employer-provided benefits. The 2008 Constitution bans child labor, requires hiring workers with disabilities, and unpaid internships are not permitted in Ecuador. The law also mandates that employees’ thirteenth and fourteenth month bonuses, which are required by law, be paid in installments throughout the year instead of in lump sums. Employees have the option to opt out of this change and continue to receive the payments in lump sums. The law eliminates fixed-term employee contracts and replaced them with indefinite contracts, which shortens the allowable trial period for employees to 90 days. The Law for Labor Justice and Recognition of Work in the Home, which included several changes related to labor and social security, took effect in April 2015. The law limits the yearly bonus paid to employees, which is equal to 15 percent of companies’ profits and is required by law, to 24 times the minimum wage. Most workers in the private sector have the constitutional right to form trade unions and local law allows for unionization of any company with more than 30 employees. Private employers are required to engage in collective bargaining with recognized unions. The Labor Code provides for resolution of conflicts through a tripartite arbitration and conciliation board process. The Code also prohibits discrimination against union members and requires that employers provide space for union activities.

Colombia

Our employees in Colombia are subject to Colombian labor laws and regulations. All employees have an indefinite term employment contract and the law determines a minimum monthly salary (SMM), which is increased annually by the government and used to calculate labor obligations. 48 hours are the maximum hours for a week. All employees are affiliated with the Social Security System (Health, Pension and Occupational Risks), a percentage is paid by the company and the other by the employee, the calculation depends on the salary. The law determines additional benefits called social benefits payable by the company: Holidays: 15 working days for each year worked; Premium corresponds to the payment of 15 days of salary per semester worked or fraction; Unemployment corresponds to the payment of 30 days of salary per year worked or fraction; Unemployment interest corresponds to 12% of severance pay; Employees who earn less than 2 SMM must be given 3 times a year clothing and footwear or equivalent in bonuses. Termination of employment relationship by the company without a justified reason, is coupled with compensation to the employee. Additionally, for every 20 employees, the company must hire an apprentice who will receive financial support from 1 SMM, and who will be employed for a period of 6 months. Currently the company doesn't have any unionized employee.

E.	SHARE OWNERSHIP

The following sets forth, as of April 30, 2019 the share ownership of our directors and executive officers listed in Item 6.A above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer (1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership (3)
Izzy Sheratzky(4)	4,077,317	19.38
Professor Yehuda Kahane (5)	1,451,137	6.90
Zeev Koren	-	-
Efraim Sheratzky (6)	240,508	1.14
Yigal Shani (7)	246,552	1.17
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Tal Sheratzky- Jaffa	*	*
Israel Baron	-	-
Gidon Kotler	*	*
Ami Saranga	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	-	-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
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

(3)	Amounts in this column are based on 23,475,431 ordinary shares outstanding as of April 30, 2019, less 2,434,297 treasury shares held by us.

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

(5)
Shares beneficially owned include: (a) 13,264 shares directly owned by Professor Kahane jointly with his wife, Rivka Kahane;(b) 5,782 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,432,091 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 26% of the shares of Moked Ituran.

(6)
Shares beneficially owned include: (a) 3,956 shares directly owned by Efraim Sheratzky, (b) 30,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Efraim Sheratzky may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Yigal Shani, and (c) 206,552 shares owned by Moked Ituran, which Mr. Sheratzky may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Sheratzky may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G T.S.D. Holdings Ltd, the holder of 3.75% of Moked’s shares.

(7)
Shares beneficially owned include: (a) 10,000 shares directly owned by Yigal Shani, (b) 30,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,552 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G.N.S. Holdings, the holder of 3.75% of Moked’s shares

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of April 30, 2019, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

	Number of
	Ordinary
	Shares
	Beneficially
Shareholder	Owned	% Voting
Moked Ituran Ltd. (1)*	4,075,952	19.37
All directors and executive officers as a group (2).	4,140,319	19.68
Vulcan Value Partners (3)	2,012,135	9.56
FMR LLC. (4)	1,288,564	6.12
Renaissance Technologies LLC. (5)	1,363,121	6.48
Treasury shares*	2,434,297	-

(1) Moked’s articles of association provides that each of Moked’s shareholders shall have the right to direct Moked to dispose of such number of our shares corresponding to his or her relative shareholdings in Moked. In addition, ownership of all shares held by Moked are attributed to Mr. Izzy Sheratzky by virtue of his holdings in Moked. Please see Item 6.E above for the ownership of our shares attributed to Moked’s shareholders. For further information please see Item 6.A – Directors and Senior Management under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” above.

(2) Includes shares held by Moked Ituran Ltd., which ownership are attributed to some of these directors and executive officers.
(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC (“Vulcan”) on February 14, 2019. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company’s securities that are the subject of Form 13G. As of April 30, 2019, Vulcan Value Partners Small Cap Fund, an investment company advised by Vulcan, owned 9.56% of the outstanding shares of the Company.
(4) The information presented herein is based on Form 13G filed by FMR LLC. (“FMR”) on February 13, 2019. According to the information presented on such Form 13G, the shares are beneficially owned by members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by FMR on February 13, 2019.
(5) The information presented herein is based on Form 13G filed by Renaissance Technologies LLC. (“RTC”) on February 13, 2019. According to the information presented on such Form 13G, the shares are beneficially owned by RTC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by RTC on February 13, 2019.

As of April 30, 2019, we had a total of 4 shareholders (including the Depository Trust Company) of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* On December 26, 2017, we filed a registration statement on F-3 Form for Moked Ituran shares and our treasury shares. On January 9, 2018, our registration statement for Moked Ituran shares and our Treasury shares became effective.

         B.         RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky a director of the company and a shareholder of Moked, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked. We pay an annual aggregate amount of NIS 1,118,000 or $ 311,000, for our basic insurance policies and NIS 820,000, or $ 228,000 for our directors’ and officers’ insurance policy. During 2018 Tzivtit Insurance Agency was entitled to commissions in an aggregate amount of NIS 340,000 or $ 95,000 which is paid by the insurance company on account of these policies.

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

Our general meeting of shareholders has also approved on January 28, 2014 the procurement from time to time of directors’ and officers’ insurance policies covering the liability of office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time, under the following terms: (a) the principal terms of the D&O insurance policies shall not materially deviate from the terms of our current directors’ and officers’ insurance policy; or (b) to the extent that the Company shall desire to procure a D&O insurance policy, which a material term thereof adversely deviates ( from our company’s point of view) from the terms of the current policy, then our company’s board of the directors shall confirm that, notwithstanding such deviation, our procurement of such policy is compatible with market terms and does not materially affect our profitability, assets or liabilities.

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $ 60,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from the fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amounts paid to A. Sheratzky according this new service agreement in 2016, 2017 and 2018 were approximately $ 1,874,000, $ 3,202,000 and $ 2,859,000 respectively (the numbers include value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $ 47,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in 2016, 2017 and 2018 was approximately $ 1,672,000, $ 2,337,000 and $ 2,224,000 respectively (the number includes value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $ 47,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in 2016, 2017 and 2018 was approximately $ 1,478,000, $ 2,312,000 and $ 2,208,000 respectively (the number includes value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $ 33,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months’ advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com’ and/or company’s secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2016, 2017 and 2018 according to this new service agreement, were approximately $ 1,118,000, $ 1,379,000 and $ 1,039,000 respectively (the numbers include value added tax).

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

All agreements mentioned above are in compliance with our amended compensation policy as approved on November 7, 2016, by the Company’s general meeting of shareholders, which sets forth the principles of our office holders’ compensation. On November 9, 2017 our shareholders general meeting approved the aforementioned agreements for an additional three years.

The terms of the Cash Incentives applicable to each of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the “Executive Office Holders”), as set forth in their agreements referred to above (the “Agreements”), are as follows:

•
“Target-based Cash Incentives” means a cash incentive awarded to the Executive Office Holders for the company’s achievement of the following Profit-Before-Tax targets in each calendar year following the effective date of the above agreements, in which the Minimum Threshold (as defined below) has been achieved:

Company’s Profit-Before-Tax Targets (in USD thousands)	Level of Incentive - As a Percentage of the Executive Office Holder’s Annual Cost of Pay
24,001 - 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

“Minimum Threshold” means, with respect to a particular calendar year, a Minimum Company’s Return on Equity (as defined below) of 15%, and a minimum company’s Profit before Tax of USD 24 million.

“Return on Equity” means, with respect to a particular calendar year, the ratio between the net income for such year and the average of the shareholders’ equity at the beginning of such calendar year and at the end of each calendar quarter of such year; calculated in accordance with the company’s audited or reviewed consolidated financial statements for such year, as the case may be, after taking into account Executive Officers’ compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

 “Profit-Before-Tax” means, with respect to a particular calendar year, the company’s profit before tax for such year in accordance with the company’s audited consolidated financial statements for such year, after taking into account Executive Officers’ compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

“Executive Officers” means Office Holders of the Company (“Nosei Misra”, as such term is defined in the Companies Law) who serve as the company’s President, Co-CEOs and other executives who are deemed Office Holders of the company, as well as Office Holders of the company’s Israeli wholly owned subsidiaries, provided they report to the CEO.

“Cost of Pay” means, with respect to independent contractors – their invoice amount plus company car and related expenses; and with respect to employees - their base pay (i.e. fixed gross amount payable to the employee in return for his services, excluding expenses, benefits and bonuses) plus 40% thereof.

•
Target-based Cash Incentives shall become payable upon the lapse of 30 days from the date of publication of the company’s audited annual financial statements (the “Entitlement Date”); and such cash incentive shall be paid on such date. However, if an Executive Office Holder’s Target-based Cash Incentives exceed an amount equal to 100% of such Executive Office Holder’s annual Cost of Pay (the “100% Threshold”), then 20% of the amount by which the Target-based Cash Incentives exceed the 100% Threshold (the “Deferred Portion”) shall not be paid on their Entitlement Date, but rather shall be deferred and paid in two equal installments on the first and second anniversary of the Entitlement Date, provided that the Minimum Threshold was achieved during the first calendar year (for the first installment) and during the second calendar year (for the second installment) following the Entitlement Date, respectively. The Deferred Portion shall be linked to the consumer price index known on the Entitlement Date.

•
The company may pay to the Executive Office Holders advances on account of expected Target-based Cash Incentives, based on the company’s reviewed financial statements, prior to the Entitlement Date; provided that if on the Entitlement Date, it turns out that such advances exceed the Target-based Cash Incentives to which the Executive Office Holders are entitled, then the excess amounts shall be returned to the Company or shall be deducted from the payment of the remainder Target-based Cash Incentives on the Entitlement Date, as the case may be.

•	“Excess Return Cash Incentives” means a cash grant based on the company’s Stock Yield as compared to the Russell 2000 Index’s Yield, as set forth below.

“Company’s Stock Yield” means the percentage of increase or decrease of the company’s stock price on Nasdaq over an Examined Period (as defined below), as adjusted for dividend distribution, calculated based on the average adjusted closing price of the company’s shares on the Nasdaq during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

“Russell 2000 Index’s Yield” means the percentage of increase or decrease of the Russell 2000 Index over an Examined Period, calculated based on the average Russell 2000 Index closing quotes during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

At the end of each calendar year, the company shall examine the Company’s Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an “Examined Period”), as compared to the Russell 2000 Index’s Yield over such Examined Period; and to the extent that the Company’s Stock Yield exceeds the Russell 2000 Index’s Yield for such period, each of the Executive Office Holders shall receive an amount equal to 50% of his monthly Cost of Pay for each 1% of excess return (in percentage points’ terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company’s Stock Yield during such period is negative, no grant shall be awarded.

The Excess Return Cash Incentive for each year shall not exceed an amount equal to the Executive Officer Holder’s annual Cost of Pay.

•
In the event that an Agreement is terminated during a calendar year, the company’s compensation committee and board of directors shall determine the relative amounts out of the Target-based Cash Incentives and/or Excess Return Cash Incentives to which the relevant Executive Office Holder is entitled for the portion of the year during which the Agreement was in force; and these amounts shall be paid within 30 days after the termination of service/employment, as the case may be.

•
On the date of determination of each Executive Office Holder’s entitlement for a Target-based Cash Incentive for a particular year, the company’s compensation committee shall examine whether the total amount of grants to which Executive Officers are entitled with respect to such calendar year and which constitute variable components of their terms of services (the “Total Amount of Grants to Executive Officers”), exceed an amount equal to 10% of the Company’s EBITDA for such year (the “EBITDA’s Threshold”), as calculated in accordance with data extracted from the company’s audited consolidated annual financial statements, after taking into account the Executive Officers’ fixed compensation but excluding their variable compensation. In such event, the amount by which the Total Amount of Grants to Executive Officers exceeds the EBITDA’s Threshold shall be referred to as the “Excess Amount”.

•
In the event that the Total Amount of Grants to Executive Officers exceeds the EBITDA’s Threshold, then the Target-based Cash Incentive and the Excess Return Cash Incentive to which an Executive Office Holder is entitled (together, the “Grants”) shall be reduced by an amount equal to the Executive Office Holder’s Rate of Grants (as defined below) out of the Excess Amount. The term “Executive Office Holder’s Rate of Grants” means, with respect to a particular Executive Office Holder, the percentage which such Executive Office Holder’s Grants constitute out of the Total Amount of Grants to Executive Officers.

•
The company’s board of directors shall have the right, under special circumstances at its discretion, to reduce the amount of Grants to which the Executive Office Holders are entitled, upon a 60 days prior notice.

•
The Executive Office Holder shall be required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated in the company’s financial statements published during the three year period following publication of the erroneous financial statements; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned within 60 days from the date of publication of the restated financial statements, net of taxes that were withheld thereon. If the Executive Office Holder has a right to reclaim such tax payments with respect to Grants which were paid in excess, from the relevant tax authorities, then the Executive Office Holder shall reasonably act to reclaim such amounts from the tax authorities and upon their receipt, shall remit them to the company.

        In 2018 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements):

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2018:
	(In US$ thousands)
Izzy Sheratzky	1,077	(75)	75	1,077
Eyal Sheratzky	876	(58)	58	876
Nir Sheratzky	876	(58)	58	876
Gil Sheratzky	626	(42)	42	626

For the full service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.9-4.12(a) attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $ 4,000, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice. The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2016, 2017 and 2018 were approximately, $ 52,000, $ 65,000 and $ 61,000 respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In 2016, 2017 and 2018, Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately, NIS 52.4 Million (or $13.6 Million), NIS 64.2 Million (or $17.8 Million) and NIS 71.7 Million (or $ 19.9 Million) respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Material Legal Proceedings

On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavorable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue. The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue. On March 15, 2016, we have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on Sept. 2016 we filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. On April 3, 2017 the judge analyzed our request and granted the accounting report by a court – appointed expert. The expert filed his report and we are currently waiting for the first level Judiciary venue. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, as the assessment is based on wrong assumption, since offsetting proceedings did not have any tax effect and the chances of our success are more likely than not. As of December 2018, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$12.3 million (approximately US$ 3.18 million).

On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on December 2018 to R$ 3,388,290 (approximately US$ 874,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on December 2018 amounts to R$ 5,094,959 (approximately US$ 1,315,000), to FUST tax assessment for the year 2010 which including interest and penalties, on December 2018 amounts to R$ 3,545,193 (approximately US$ 915,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on December 2018 amounts to R$ 3,529,073 (approximately US$ 911,000). Due to such last tax assessment, in December 2018, the aggregate amount claimed by Anatel increased to approximately R$ 15.56 million (approximately US$ 4.02 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014, our defense for the year 2011 (and January 2012) was filed on February 2016 and our Defense for the year 2012 was filed on February 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUST claims.

On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on December 2018 amounts to R$ 1,410,615 (approximately US$ 364,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 2018 amounts to R$ 953,971 (approximately US$ 246,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 2018 amounts to R$ 938,442 (approximately US$ 242,000), to FUNTELL tax assessment for the year 2010 which including interest and penalties, on December 2018  amounts to R$ 1,316,771 (approximately US$ 340,000) and 2011 which on December 2018 amounts to R$ 1,310,806 (approximately US$ 338,000) including interest and penalties. Due to such last tax assessment, on December 2018 the aggregate amount claimed by Anatel increased to approximately R$ 5.93 million (approximately US$ 1.53 million). The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. On March 27, 2018 the Administrative published a decision which rejected our defense for year 2011 and we filed an appeal. We are currently awaiting the Administrative decisions on all the aforementioned FUNTELL claims.

On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 80 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. During 2017 and until now only preliminary hearing took place. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 7,900). Such dismissal of a similar class action lawsuit may have a positive effect on the Company’s defense against the current lawsuit. Based on an opinion of its legal counsels, at this preliminary stage, the Company is unable to assess the lawsuit’s chances of success, however based on the documents of the claim, the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

On July 19, 2018 we received two class action lawsuits that were filed against the Company, alleging that the Company violated the Protection of Privacy Law, 5741 – 1981 and the Protection of Privacy Regulations (Data Security) 5777-2017. The plaintiffs  request that the lawsuits will be approved as a class action and allege  that The Company did not secure customer information properly, as required by the law, and that the lack of information security procedures allowed hacking into the company's website, which caused to exposure of customers sensitive personal information. The lawsuits are yet to be approved as a class actions lawsuit. The total amount claimed if the lawsuits are to be approved as a class action were estimated by the plaintiffs to be approximately NIS 600 million (approximately USD 160 million) Our defense against the approval of the class action lawsuits was filed on December 13, 2018.

Based on an opinion of our legal counsels, and at this preliminary stage, the Company has good defense arguments in respect of claims made by the plaintiffs and the chances that the lawsuits will not be approved as a class action lawsuit are significantly higher than it will be approved. While we cannot predict the outcome of these cases, if we are not successful in defending these claims, we could be subject to significant costs, adversely affecting our results of operations.

10.B. – “Memorandum and Articles of Association” - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law”

Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B.	SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A.	LISTING DETAILS AND MARKET PRICE INFORMATION

Our ordinary shares have been trading on Nasdaq under the symbol “ITRN” since September 2005 and were traded on the Tel-Aviv Stock Exchange from May 1998 and until May 2016. On May 23, 2016 following our request we have been delisted from Tel-Aviv Stock Exchange on May 25, 2016 with the last trading date on the TASE being May 23, 2016.

The delisting in Israel had no effect upon our continued listing on the NASDAQ in the United States, and all shareholders continue to trade our shares on NASDAQ.

B.	PLAN OF DISTRIBUTION

Not applicable

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ITRN”. For information on the delisting from Tel-Aviv Stock Exchange, see Item 9.A – Price History of Our Shares above.

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

The Israeli Companies Law provides that once an office holder has complied with the disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. Such a transaction generally requires approval by the board of directors, unless the articles of association provide otherwise. Our articles of association do not provide otherwise. If the transaction considered is an extraordinary transaction, audit committee approval is required prior to approval by the board of directors. For the approval of arrangements regarding the compensation, indemnification or insurance of executive officers and directors, see “Compensation arrangements” below. A company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

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

Compensation arrangements

Subject to the provisions relating to related-party transactions as described below, the terms of office of office holders other than the chief executive officer and directors, require the approval of both our compensation committee and the board of directors; and the terms of office of chief executive officers and directors require the approval of the compensation committee, the board of directors and our shareholders. However due to the change in the Israeli Company law, from February 2016, the extension or renewal of terms of office of chief executive officer, which terms are not improving the previous terms or not significantly different, and are according to the compensation policy, shall not require approval by the shareholders meeting. In addition, according to recent changes in Israeli Company law, chief executive officer can decide upon insignificant change in the terms of office of his subordinate officers, subject to additional conditions and requirement to include such right in the compensation policy of the company (such requirement was fulfilled in our renewed compensation policy which was approved by our shareholder’s committee on November 7, 2016). In addition, according to Israeli Company Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, transaction with board members and chief executive, on their term of office, which is according to the compensation policy and according to terms of office which are not better than the terms of office of previous holder of such position or there is no significant difference between the two engagements and relevant circumstances, including the scope of employment, may be approved by our compensation committee and the board of directors, and will not require general shareholders meeting approval until the next general meeting which will be announced by the company. “terms of office” includes the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement compensation, and any benefit, other payment or an undertaking to pay, which are granted by virtue of serving as an office holder.

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

Required approval

Extraordinary transactions of a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, a transaction concerning the terms of compensation of the controlling shareholder or the controlling shareholder’s relative, directly or indirectly, through a company controlled by him in respect of receipt of services from same and if he is an office holder or an employee – the terms of his employment, generally require the approval of the audit committee (or with respect to Terms of Office and Employment – the compensation committee), the board of directors and the shareholders, in that order. If required, shareholder approval must include the majority of shares voted at the meeting. In addition, either:

▪	the majority must include at least the majority of the shares of disinterested shareholders voted at the meeting; or
▪	the total number of shares of disinterested shareholders who voted against the transaction must not exceed 2% of the aggregate voting rights in the company.

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

▪	a purchase from an existing holder of 25% or more of the voting rights of the company that results in another person becoming a holder of 25% or more of the voting rights of the company; or
▪	purchase from an existing holder of more than 45% of the voting rights of the company that results in another person becoming a holder of more than 45% of the voting rights of the company.

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

Our articles of association provide that, other than with respect to the amendment of the provisions of the articles of association with respect to the appointment of directors and a resolution for removal of a director and the resolution of removal of a director, which action requires a majority vote of 75%, all resolutions of the shareholders require a simple majority.

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

Election of Directors.

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under the caption “External directors” in Item 6.C. – “Board Practices” above. Pursuant to the Israeli Companies Law, the procedures for the appointment and removal and the term of office of directors, other than external directors, may be contained in the articles of association of a company. Our articles of association provide for staggered terms for directors. This provision may be amended only by a vote of 75% of our shares voting at a meeting of shareholders. The appointing mechanism of our directors is further described under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” in item 6.A. – “Directors and Senior Management” above.

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

For information concerning our service contracts with our President and Co-Chief Executive Officers, see Item 7.B – Related Party Transactions.

On September 13, 2018 we closed the acquisition of 81.3% of the shares of Road Track Holding S.L, a telematics’ company operating primarily in the Latin American region ("RTH Transaction").

We paid the shareholders of Road Track Holding S.L $91.7 million for 81.3% of the company valuing the company at approximately $113 million. Of this, $75.7 million was paid in cash, through a debt facility provided by Ituran’s lending bank. An additional $12 million was paid in our shares (373,489 shares). The remaining $4 million will be paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track Holding S.L who will remain with us through the end of that period. The final acquisition price may be subject to downward adjustments depending on the full year 2018 performance of the Road Track business. Based on the aforementioned mechanism, during April 2019 an amount of 300,472 shares (approximately valued at $ 11 million) were transferred to our ownership. Following three years of joint operations, we will purchase the remainder of Road Track’s shares at a price based on a valuation that will be made at that time.

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

▪	an individual citizen or resident of the United States;
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

This description is based on provisions of the United States Internal Revenue Code of 1986, as amended, existing, proposed and temporary US Treasury regulations and administrative and judicial interpretations thereof, each as available and in effect as of the date of this report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including:

▪	insurance companies;
▪	dealers or traders in stocks, securities or currencies;
▪	financial institutions and financial services entities;
▪	real estate investment trusts;
▪	regulated investment companies;
▪	grantor trusts;
▪	persons that receive ordinary shares as compensation for the performance of services;
▪	tax-exempt organizations;
▪	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;
▪	individual retirement and other tax-deferred accounts;
▪	expatriates of the United States;
▪	persons having a functional currency that is not the US dollar; or
▪	direct, indirect or constructive owners of 10% or more, by voting power or value, of our ordinary shares.

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

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959, as amended

Under the Israeli law, Israeli subsidiary of the company is entitled to various tax benefits by virtue of the “Preferred Enterprise” status that was granted to her production under the “Investment Law”. There can be no assurance that this Israeli subsidiary will continue to qualify as “Preferred Enterprises” in the future or that the benefits will be granted in the future.

Reform of the Investments Law under the 2010 and 2013 Amendments

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which introduces a new status of “Preferred Company” and “Preferred Enterprise”. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years. The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include among others the following:

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

On December 2016 the Israeli Parliament amended the Investments Law, by which, inter alia, it reduced for Preferred Enterprises which is located in areas other than “Development Zone A” and set it at 7.5% for enterprises located elsewhere as of January 1, 2017.

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

As of December 31, 2018, only one of our Israeli subsidiaries is entitled to a “Preferred Company” status pursuant to the Investments Law.

Tax Benefits under the 2016 Amendment

In December 2016 new legislation amended the Investment Law (the “2016 Amendment”). Under the 2016 Amendment a new status of “Technological Preferred Enterprise” was introduced to the Investment Law.

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

On December 23, 2013 the Israeli Parliament amended the Income Tax Ordinance, with profound changes to the tax treatment of CFC, mainly with regard to the following:

•	Reducing the tax rate criterion: a company is considered CFC If the tax rate applicable to passive income does not exceed 15% (instead of 20%).
•	Sale of a security will be considered passive income, unless the holding duration is less than one year and it has been shown that the security served in a business.
•	Cancel the notional credit mechanism and replacing it with dividend deduction against the actual dividend distribution. Tax refund may be allowed under certain conditions.
•	Dividends derived from income that was taxed at a rate of at least 15% shall not be considered “passive income” under certain conditions.

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

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a “Substantial Shareholder” (as defined above) at any time during the 12-month period preceding such distribution. A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise will be generally subject to a withholding tax rate of 20%. An individual whose taxable income during a tax year is in excess of NIS 810,720, will be liable for an additional 2% on the portion that is in excess of NIS 810,720. from January 1, 2017 taxpayers having taxable income of NIS 640,000 will be subject to an additional tax payment at the rate of 2% (and commencing from January 1, 2017 – an additional tax payment at the rate of 3%) on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid from income derived from Approved or Benefited Enterprises are subject to withholding at the rate of 20%, or 4% for Benefited Enterprises in the Ireland Track. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. But, non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that the shares were purchased after January 1, 2009, capital gain does not belong to the foreign resident’s permanent business in Israel, the security was not acquired by the foreign resident from a relative and the shares are not listed on Israeli stock exchange upon the sale of the shares. After the company’s shares had been listed for trading on a foreign Exchange and the provisions of section 101 of the Ordinance, the provisions of the Adjustments Law and provisions under section 130A of the Ordinance do not apply to the capital gain, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2016, 2017 and 2018, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2016, 2017 and 2018, we derived approximately 16.5%, 14.6% and 19.8% of our revenues in dollars and other currencies, 47.9%, 47.9% and 45.9% in NIS, 35.6%, 37.5% and 34.3% in Brazilian Reals. In fiscal years 2016, 2017 and 2018, 21.6%, 20.4% and 16.6% of our expenses were incurred in dollars and other currencies, 51.4%, 51.5% and 58.9 % in NIS and 27%, 28.1% and 24.5% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2018, accumulated other comprehensive income decreased by $12.8 million as compared to the year 2017. In 2017, accumulated other comprehensive income increased by $4.2 million as compared to the year 2016. In 2016, accumulated other comprehensive income increased by $5.6 million as compared to the year 2015.

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
	Year Ended December 31,
	2016		2017		2018
	Actual	At 2015 exchange rates (1)	Actual	At 2016 exchange rates (1)	Actual	At 2017 exchange rates (1)
	(In US$ thousands)
Revenues	199,574	211,098	234,636	221,925	253,335	267,398
Gross profit	102,031	108,297	119,384	113,369	127,328	134,854
Operating income	47,998	52,131	56,535	52,838	62,378	67,340

(1)	Based on average exchange rates during the period.

Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that qualify as hedging transactions under ASC Topic 815, “Derivatives and Hedging” the results of which are reflected in our income statements as revenues or cost of revenues. Currently, the item most likely to be affected by the foreign currency risk is our inventory purchase price. Therefore, from time to time, we enter into such forward contracts, generally of 3 to 20 months’ duration in order to hedge a portion of our foreign currency risk on the inventory purchase price. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our cost of revenues, gross profit and operating income to fluctuate. See Note 19 to our consolidated financial statements included elsewhere in this report.

Interest rate risk

We invest our cash balances in each country in local currency in bank deposits and therefore, we are exposed to interest rate fluctuation in those currencies, but we do not believe such risks to be material. We do not use derivative financial instruments to limit exposure to interest rate risk.

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.A         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.            CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2018 have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2018, our internal control over financial reporting is effective.

We have excluded from our assessment the internal control over financial reporting of Ituran Spain Holding S.L. (formerly: Road Track Holding, S.L.), which we acquired September 13, 2018, as it was determined that management could not complete an assessment of the internal control over financial reporting of the acquired business in the period between the acquisition date and the date of management’s assessment date. Total assets and revenues of this acquisition represent approximately 28% and 14%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018.

This exclusion is in accordance with the SEC’s general guidance that an assessment of a recently acquired business may be omitted from our scope in the year of acquisition.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2018 and such report is included elsewhere in this Form 20 -F.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

 (C) Attestation Report of the Registered Public Accounting Firm.

Fahn Kanne & Co.
Head Office
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32 Hamasger Street
Tel-Aviv 6721118,
Board of Directors and Stockholders	ISRAEL
PO Box 36172, 6136101
ITURAN LOCATION AND CONTROL LTD.
T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We did not audit the internal control over financial reporting of Ituran de Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 2.2% and 4.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. Ituran Argentina's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to Ituran Argentina's internal control over financial reporting in relation to the Company taken as a whole, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2018, and our report dated April 30, 2019, expressed an unqualified opinion on those financial statements.

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

Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of Road Track Holding, S. L., a majority owned subsidiary, whose financial statements reflect total assets and revenues constituting 28% and 14%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. As indicated in Management’s Report, Road Track Holding, S. L. was acquired on September 13,2018. Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of Road Track Holding, S. L.

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
April 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ituran de Argentina S.A.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran de Argentina S.A. (the “Company”) as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2018, and our report dated January 28, 2019 expressed an unqualified opinion on those financial statements.

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
January 28, 2019

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

ITEM 16B.        CODE OF ETHICS

In 2005, we adopted a Code of Ethics that applies to our senior management, including chief executive officer, chief financial officer, internal auditor and other individuals performing similar functions. Code of Business Conduct and Ethics was revised on February 26, 2017 as part of our Internal Compliance Program. The amendments were imposing on our employee’s stricter rules on compliance with Intellectual properties laws, compliance with Foreign Corrupt Practices Act, restrictions and rules on posting information on Ituran on social media and online networking websites, adding additional disciplinary measures and providing contact details of our compliance officer. The Code of Business Conduct and Ethics has been posted on our website at www.ituran.com.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), has served as our independent auditors. On December 12, 2018 they have been re-elected by our shareholders to serve as our independent auditors for the year 2018, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2017 and 2018:

	2017	2018
	(in thousands, USD)
Audit Fees (1) (3)	307	381
Tax Fees (2)	7	6
Total	314	387

(1)
The audit fees for the years ended December 31, 2017 and 2018 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2)	Consists of all tax related services.

(3)	The majority of the increase in audit fees relate to the acquisition of RTH.

Our audit committee has approved the above audit and non-audit services provided by Grant Thornton, during the years 2017 and 2018.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2018, the Company did not purchase any of its shares.

ITEM 16F.         CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.         CORPORATE GOVERNANCE

Under NASDAQ Marketplace Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the Rule 5600 series and the requirement to distribute annual and interim reports. A foreign private issuer that elects to follow a home country practice instead of any of such provisions, must disclose in its annual reports each requirement that it does not follow, describe the home country practice followed by the company in lieu of such requirements, satisfy the voting rights (Rule 5640) requirements, have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A). In reliance upon Rule 5615(a)(3), as a foreign private issuer, we have elected to follow our home country practices, absent home country rules requiring otherwise, in lieu of certain Nasdaq Marketplace Rules. Specifically, in Israel, it is not required that a public company have (i) a majority of independent board members or that independent directors have regularly scheduled meetings at which only independent directors are present, or (iii) independent oversight of director nominations. As a result, we have elected to follow Israeli law regarding the independence requirements of our board of directors. See “External directors” above. In addition, our board of directors has not appointed a nominating committee and, instead, elects to follow Israeli law, which provides that a company may determine its method of nominating its directors.

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.            FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.            FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	F-2 - F-3
Consolidated Balance Sheets	F-4 - F-5
Consolidated Statements of Income	F-6
Statements of Comprehensive Income	F-7
Statement of Changes in Equity	F-8 - F-9
Consolidated Statements of Cash Flows	F-10 - F-11
Notes to Consolidated Financial Statements	F-12 - F-55

ITEM 19.            EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company (7)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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
4.13
Purchase Agreement, dated as of July 23, 2018, by and among Ituran Location & Control Ltd. and Yomuna Investments S.L., Viatka Investments S.L., I-Gelt Holdings, LLC, East Holdings, LLC and Road Track Holding S.L***

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

*** Certain portions of this exhibit have been omitted.

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2018

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Ituran de Argentina S.A. (Ituran Argentina), a wholly owned subsidiary of the Company, which statements reflect total assets constituting 2.2% and 5.0%, respectively, of consolidated total assets as of December 31, 2018 and 2017, and revenues of 4.2%, 6.5% and 7.4%%, respectively, of consolidated total revenues for the years ended December 31, 2018, 2017 and 2016. Those statements were audited by other auditors, whose report thereon has been furnished to us, and our opinion insofar as it relates to the amounts included for Ituran Argentina, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 30, 2019 expressed an unqualified opinion.

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

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel
April 30, 2019

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

MAZARS

ESTUDIO URIEN & ASOC.

Auditores - Consultores

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders Ituran de Argentina S.A.

Opinion on the financial statements

We have audited the accompanying balance sheets of Ituran de Argentina S.A. (the “Company”) as of December 31, 2018 and 2017, the related statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated January 28,  2019 expressed an unqualified opinion.

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

Gustavo Chesta Estudio Urien & Asociados Buenos Aires, Argentina
January 28, 2019

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2018	2017

Current assets
Cash and cash equivalents	51,398	36,906
Investment in marketable securities	1,897	3,559
Accounts receivable (net of allowance for doubtful accounts)	54,261	41,009
Other current assets (Note 2)	52,983	41,394
Inventories (Note 4)	28,367	14,244
	188,906	137,112

Long-term investments and other assets
Investments in affiliated companies (Note 5A)	4,872	14,839
Investments in other companies (Note 5B)	2,772	1,382
Other non-current assets (Note 6)	3,222	939
Deferred income taxes (Note 16)	12,127	8,398
Funds in respect of employee rights upon retirement	9,497	9,627
	32,490	35,185

Property and equipment, net (Note 7)	50,460	39,047

Intangible assets, net (Note 8)	39,040	38

Goodwill (Note 9)	62,896	3,777

Total assets	373,792	215,159

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2018	2017

Current liabilities
Credit from banking institutions (Note 10)	10,559	48
Accounts payable	23,987	23,264
Deferred revenues	37,671	12,796
Other current liabilities (Note 11)	32,475	29,644
	104,692	65,752

Long-term liabilities
Deferred income taxes (Note 16)	6,458	-
Loan from bank institution (Note 10)	62,622	-
Liability for employee rights upon retirement	14,801	14,062
Provision for contingencies	201	400
Deferred revenues	8,221	1,241
Other non-current	325	475
Obligation to purchase non-controlling interests ((Notes 1Y,3)	16,272	-
	108,900	16,178

Contingent liabilities (Note 12)

Equity:
Stockholders’ equity (Note 13)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2018 and 2017 – 60,000,000 shares
Issued and outstanding – December 31, 2018 and 2017 – 23,475,431 shares
Additional paid- in capital	78,680	71,550
Accumulated other comprehensive income	(20,604)	(9,754)
Retained earnings	129,580	92,065
Purchase price adjustment to be settled in shares (Note 3)	(10,800)	-
Treasury stock at cost – December 31, 2018 and 2017 – 2,133,825 shares	(25,146)	(30,054)
Stockholders’ equity	153,693	125,790
Non-controlling interests	6,507	7,439
Total equity	160,200	133,229

Total liabilities and equity	373,792	215,159

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2018	2017	2016

Revenues:
Telematics services	181,357	169,752	141,940
Telematics products	71,978	64,884	57,634
	253,335	234,636	199,574

Cost of revenues:
Telematics services	70,329	60,256	50,633
Telematics products	55,678	54,996	46,910
	126,007	115,252	97,543

Gross profit	127,328	119,384	102,031
Research and development expenses	6,223	3,160	2,895
Selling and marketing expenses	11,340	12,246	10,074
General and administrative expenses	47,693	47,590	40,228
Other expenses (income), net	(306)	(147)	836
Operating income	62,378	56,535	47,998

Other income, net (Note 14)	13,138	-	-
Financing income (expenses), net (Note 15)	717	(989)	2,056
Income before income tax	76,233	55,546	50,054

Income tax expenses (Note 16)	(17,273)	(17,705)	(14,877)
Share in gains (losses) of affiliated companies, net (Note 5A)	4,219	8,520	(449)
Net income for the year	63,179	46,361	34,728
Less: Net income attributable to non-controlling interest	(2,504)	(2,567)	(2,589)
Net income attributable to the Company	60,675	43,794	32,139

Basic and diluted earnings per share attributable to Company’s stockholders (Note 17)	2.88	2.09	1.53

Basic and diluted weighted average number of shares outstanding	21,077	20,968	20,968

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016

Net income for the year	63,179	46,361	34,728

Other comprehensive gain (loss), net of tax:
Foreign currency translation adjustments	(12,807)	4,238	5,558
Unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge	1,615	(441)	(50)
Reclassification of net gains realized to net income	(385)	(10)	(731)
Other comprehensive gain (loss), net of tax	(11,577)	3,787	4,777

Comprehensive income	51,602	50,148	39,505
Less: comprehensive income attributable to non-controlling interests	(1,777)	(3,141)	(2,813)
Comprehensive income attributable to the Company	49,825	47,007	36,692

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
Changes during 2017:
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

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Purchase price adjustment to be settled in shares	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2018	23,476	1,983	71,550	(9,754)	92,065	(30,054)	-	7,439	133,229
Impact of change in accounting policy (Note 1Q)	-	-	-	-	(2,972)	-	-	-	(2,972)
As adjusted balance as of January 1, 2018	23,476	1,983	71,550	(9,754)	89,093	(30,054)	-	7,439	130,257
Changes during 2018:
Issuance of treasury shares (Note 3)	-	-	7,130	-	-	4,908	(10,800)	-	1,238
Net income	-	-	-	-	60,675	-	-	2,504	63,179
Other comprehensive income	-	-	-	(10,850)	-	-	-	(727)	(11,577)
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(2,709)	(2,709)
Dividend paid	-	-	-	-	(15,366)	-	-	-	(15,366)
Dividend declared	-	-	-	-	(4,822)	-	-	-	(4,822)
Balance as of December 31, 2018	23,476	1,983	78,680	(20,604)	129,580	(25,146)	(10,800)	6,507	160,200

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016
Cash flows from operating activities

Net income for the year	63,179	46,361	34,728

Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill and other intangibles	14,608	13,519	11,635
Interest on long term credit	88	-	-
Gains in respect of trading marketable securities	(166)	(397)	(115)
Increase in liability for employee rights upon retirement	491	1,025	890
Share in losses (gains) of affiliated companies, net	(4,219)	(8,520)	449
Deferred income taxes	2,346	(516)	(1,114)
Capital loss (gain) on sale of property and equipment, net	85	(1)	(52)
Gain from measurement of previously held interests at acquisition date fair value	(14,677)	-	-
Decrease (increase) in accounts receivable	6,182	(4,769)	(4,552)
increase in other current and non-current assets	(10,656)	(11,517)	(5,033)
Decrease (increase) in inventories	3,580	1,632	(1,424)
Increase (decrease) in accounts payable	(3,837)	3,751	5,884
Increase (decrease) in deferred revenues	(3,479)	2,238	(1,122)
Increase (decrease) in other current and non-current liabilities	(780)	1,101	1,298
Increase in Obligation to purchase non-controlling interests	519	-	-
Net cash provided by operating activities	53,264	43,907	41,472

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(576)	(844)	(644)
Capital expenditures	(21,744)	(16,159)	(13,645)
Investment in affiliated company	(1,250)	(900)	(8,920)
Investment in marketable securities	(8,100)	(8,623)	(3,154)
Repayment of loans from affiliated companies	7,317	6,982	1,512
Proceeds from long - term deposit	10	450	16
Investments in other companies	(1,517)	(1,274)	-
Proceeds from sale of property and equipment	381	315	342
Sale of marketable securities	9,594	5,368	4,633
Acquisition of subsidiary (Appendix A)	(68,969)	-	-
Net cash used in investment activities	(84,854)	(14,685)	(19,860)

Cash flows from financing activities
Repayment of long term loan	(7,994)	-	-
Receipt of long term credit from bank institution	81,695	-	-
Short term credit from banking institutions	(1,004)	23	(152)
Dividend paid	(20,219)	(22,645)	(17,088)
Dividend paid to non-controlling interests	(2,709)	(1,644)	(994)
Net cash provided by (used in) financing activities	49,769	(24,266)	(18,234)

Effect of exchange rate changes on cash and cash equivalents	(3,687)	863	693

Net increase in cash and cash equivalents	14,492	5,819	4,071
Balance of cash and cash equivalents at beginning of year	36,906	31,087	27,016
Balance of cash and cash equivalents at end of year	51,398	36,906	31,087

Supplementary information on investing and financing activities not involving cash flows:

During the years, 2018 and 2017, the Company purchased property and equipment in an amount US$ 11 thousand and US$ 373 thousand, respectively, using a directly related liability.

In November 2018, the Company declared a dividend in the amount of US$ 5 million.  The dividend was paid in January 2019.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A -  Acquisitions of a subsidiary

US dollars
September 13,
(in thousands)	2018

Working capital (excluding cash and cash equivalents and deferred revenues), net	34,576
Intangible assets, net	38,583
Property and equipment, net	11,014
Liability for employee rights upon retirement	(1,337)
Goodwill	59,402
Consideration paid by issuance of treasury stock, as adjusted	(12,038)
Amount to be received as purchase price adjustment	10,800
Deferred income taxes	763
Other non-current assets	2,132
Fair value of previous investments in acquired companies	(24,734)
Deferred revenues (including current portion)	(34,048)
Obligation to purchase non-controlling interests	(16,144)
Net cash used to pay for the Acquisition	68,969

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016

Interest paid	1,266	2,651	324

Income taxes paid, net of refunds	15,533	22,891	17,699

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of Location based Telematics services and machine-to-machine Telematics products for use in stolen vehicle recovery, fleet management and other applications.

On September 13, 2018 the company closed the acquisition of 81.3% of the shares of Road Track Holding S.L (“Road Track”), a telematics’ company operating primarily in the Latin American region.

The company paid the shareholders of Road Track $91.7 million for 81.3% of the company's shares, valuing the company at approximately $113 million. Of this, $75.7 million was paid in cash, through a debt facility provided by Ituran’s lending bank (See Note 10). An additional $12 million was paid in the company shares. The remaining $4 million will be paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track who will remain with the company through the end of that period. The final consideration paid to the sellers was subject to downward adjustments depending on the full year 2018 performance of Road Track (See Note 3).

2.	Functional currency and translation to the reporting currency

The functional currency of the Company and its subsidiaries located in Israel (except those that are held through the subsidiary “Road track”) is the New Israeli Shekel (“NIS”), which is the local currency in which those entities operate. The functional currency of the foreign subsidiaries located in Brazil is the Brazilian Real and the functional currency of the rest of the subsidiaries is the US Dollar.

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

When an economy in which a foreign entity of the group operates, becomes highly inflationary environment (an economy with a cumulative inflation rate of approximately 100% or more over a three-year period), the financial statements of that foreign entity are remeasured as if its functional currency is the reporting currency of its parent.

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar			Israeli CPI(*)
	NIS	Real	Argentinian Pezo (**)
At December 31,
2018	3.748	3.8748	37.801	113.95 points
2017	3.467	3.3080	18.774	113.05 points
2016	3.845	3.2591	15.850	112.59 points
Increase (decrease) during the year:
2018	8.10%	17.13%	101.35%	0.8%
2017	(9.83)%	1.50%	18.45%	0.4%
2016	(1.46)%	(16.54)%	21.87%	(0.2)%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average 100.

(**)	commencing the third quarter of 2018 the Argentinian economy declared as a hyperinflationary economy (See above).

3.	Basis of presentation

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to legal contingencies, valuation of goodwill and intangibles, impairment of goodwill, obligation to purchase non-controlling interests, revenue recognition and related deferred expenses (contract costs), deferred taxes and tax liabilities.

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

Until December 31, 2017, The Company accounted for investments in debt and equity securities in accordance with ASC Topic 320-10, "Investments - Debt and Equity Securities"(“ASC Topic 320-10”).

According to ASC Topic 320, investments in securities that are categorized as trading securities are stated at market value and the changes in market value are charged to financing income or expenses. Management determined the appropriate classification of such investments in debt and equity securities at the time of purchase and reassessed such determination at each balance sheet date.

Commencing January 1, 2018 and upon the adoption of ASU 2016-01- Financial Instruments—Overall (Subtopic 825-10), the Company continue to account for its investments in debt securities in accordance with ASC Topic 320-10, which is now applicable to Debt Securities only, while equity securities are accounted for in accordance with ASC Topic 321-10, "Investments - Equity Securities" (“ASC Topic 321-10”).

According to ASC Topic 321-10, equity securities with readily determinable fair value are measured upon initial recognition and in subsequent periods at fair value with gains and losses reported periodically in earnings as financing income or expenses.

The investments in debt and equity securities that were held by the Company during the reported periods and were subject to the provisions of ASC Topic 320-10 were designated by management as trading securities.

Changes in fair value measurement of debt and equity securities for the years 2018, 2017 and 2016 amounted to approximately US$ 166,000, US$ 397,000 and US$ 115,000, respectively.

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

F.       Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection. In determining the allowance for doubtful accounts, the Company considers, among other things, its past experience with customers, the length of time that the balance is past due, the customer's current ability to pay and available information about the credit risk on such customers.  See also Note 20A.

The allowance in respect of accounts receivable at December 31, 2018 and 2017 was US$ 3,512,000 and US$ 2,532,000, respectively.

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

When the company obtain control of an affiliated company that was accounted for by the equity method, the investment is then remeasured at its fair value as of the date of which control was obtained and any remeasurement gain or loss is recognized in earnings.

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During 2018 and 2017, no impairment was identified.

Investments in companies in which the company no longer has significant influence, are classified as "investments in other companies".  See I. below.

I.	Investment in other company

Until December 31, 2017, Non-marketable investments in shares of other companies without readily determinable fair values (in which the Company does not have a controlling interest nor significant influence) was accounted for at cost, net of write down for any permanent decrease in value.

Upon the adoption of ASU 2016-01 Financial Instruments—Overall (Subtopic 825-10):

Recognition and Measurement of Financial Assets and Financial Liabilities, equity investments without readily determinable fair values are measured at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Periodic changes in the basis of these equity investments are reported in current earnings. In addition, at each reporting period a qualitative assessment is performed to identify impairment. When a qualitative assessment indicates an impairment exists, the Company estimates the fair value of the investment and recognize in current earnings an impairment loss equal to the difference between the fair value and the carrying amount of the equity investment.

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

From time to time the Company carries out transactions involving foreign exchange derivative financial instruments (forward exchange contracts) which are mostly designed to hedge the cash flows expected to be paid with respect to forecasted monthly purchases of inventory, denominated in currencies other than the functional currency of the Company. Such transactions were designated as hedging instruments on the date that the Company entered into such derivative contracts, and were determined to qualify as cash flow hedges under ASC Topic 815.

Until December 31, 2017 (the date of early adoption of ASU 2017-12 - see Note 1AA), the effective portion of the changes in fair value of the derivative instruments designated for hedging purposes was reported as other comprehensive income (loss), net of tax under the caption "unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge" and was reclassified to the statements of income when the hedged transaction realizes. During the reporting periods, up and until December 31, 2017, the gains or losses required to be recognized in earnings for hedge ineffectiveness were insignificant.

Commencing January 1, 2018, the entire changes in fair value of the derivative instruments designated for hedging purposes that were determined as qualifying for hedging purposes (including the ineffective components of the hedging relationship) were reported as other comprehensive income (loss), net of tax under the caption "unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge" and were reclassified to the statements of income when the hedged transaction realizes.

See also Note 20B for further information regarding the hedging activities of the Company.

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

The company elected to perform the goodwill annual impairment test for its operating units as follows:

•
An amount of approximately $59.4 million (resulted from the acquisition described in Note 3) will be tested on June 30, of each year, or more often if indicators of impairment are present. As of the date of issuance of the 2018 consolidated financial statements, the company did not complete the assignment of such goodwill to the reporting units. The allocation will be completed before the performance of the next annual impairment test.

•
An amount of approximately $3.5 million relates to two different reporting units (resulted from past acquisitions) are tested at December 31 of each year, or more often if indicators of impairment are present.

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

As of December 31, 2018, the Company had two reporting units (related to its previous business) that include goodwill (two in 2017 and two in 2016). As described above, the company did not complete the assignment of goodwill resulted from the acquisition described in Note 3, which is expected to be allocated to new reporting units under the existing reporting segments.

The Company performed a qualitative assessment for two reporting units as of December 31, 2018 and 2017, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

2.
Intangible assets with finite lives (As of December 31,2018, the Balance of intangible assets consist of customer relationship, technology and  others) are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As a part of the acquisition of describe in Notes 1A,3 the company got control over intangible assets in a fair value of approximately US$ 38,583 thousand.

As of December 31, 2018, the intangible assets are amortized as follows:

Years
Customer relationship	8
Technology services	8
Other	5

Recoverability of intangible assets is measured as described in Note 1L above.

O.	Contingencies

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Funds in respect of, and liability for employee rights upon retirement (cont.)

The liability for employee rights upon retirement in respect of the employees of the non-Israeli subsidiaries of the Company, is calculated on the basis of the labor laws of the country in which the subsidiary is located and is covered by an appropriate accrual.

Severance expenses for the years ended December 31, 2018, 2017 and 2016, amounted to US$ 1,461,000, US$ 1,309,000 and US$ 1,087,000, respectively.

Q.	Revenue recognition

The Company and its subsidiaries generate revenue from subscriber fees for the provision of services and sales of systems and products, mainly in respect of fleet management services, stolen vehicle recovery services and other value-added services. To a lesser extent, revenues are also derived from technical support services. The Company and its subsidiaries sell the systems primarily through their direct sales force and indirectly through resellers.

Revenue recognition accounting policy applied until December 31, 2017 (prior to the adoption of ASC Topic 606);

Revenues were recognized when delivery has occurred and, where applicable, after installation has been completed, there was persuasive evidence of an arrangement, the fee was fixed or determinable and collection of the related receivable was reasonably assured and no further obligations existed. In cases where delivery has occurred but the required installation has not been performed, the company did not recognize the revenues until the installation was completed.

The Company’s revenues were recognized as follows:

1.	Revenues from sales were recognized when title and risk of loss of the product passed to the customer (usually upon delivery).

2.
The Company applied the provisions of ASC Topic 605-25, "Revenue Recognition - Multiple-Element Arrangements", as amended. ASC Topic 605-25 provided guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. For such arrangements, each element of the contract was accounted for as a separate unit when it provided the customer value on a stand-alone basis and if an arrangement included a right of return relative to a delivered item, delivery or performance of the undelivered item or items was considered probable and substantially in the control of the Company. According to ASC 605-25, as amended, when neither "vendor specific objective evidence" of selling price, nor third party price existed, the Company was required to develop a best estimate of the selling price of the deliverables and the entire arrangement consideration was allocated to the deliverables based on the relative selling prices.

Revenues from SVR services subscription fees and from installation services, sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes, as a single unit of accounting in accordance with ASC Topic 605-25, since the installation services element was determined not to have a value on a stand-alone basis to the customer. Accordingly, the entire contract fee for the two deliverables was recognized ratably on a straight-line basis over the subscription period.

3.
Amounts earned by the Brazilian subsidiary for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third party insurance company, were recognized ratably on a straight-line basis over the subscription period, since the amount allocated to the company, was contingent upon the delivery of the SVR services. As the insurance company was the primary obligor of the insurance component, the company recognized only the net amounts as revenues, after deduction of amounts related to the insurance component.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Revenue recognition (cont.)

4.
Deferred revenues included unearned amounts received from customers (mostly for the provision of installation and subscription services) but not yet recognized as revenues.  Such deferred revenues were recognized as described in paragraph 2, above.

5.	Extended warranty

Revenues from extended warranty which were provided for a monthly fee and were sold separately, were recognized over the duration of the warranty periods.

Revenue recognition accounting policy applied from January 1, 2018 (following the adoption of ASC Topic 606);

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) to all contracts, using the modified retrospective method.  Under such method of adoption, the results for reporting periods beginning after January 1, 2018 are presented in accordance with ASC Topic 606, while prior period amounts were not adjusted and are reported in accordance with the previous accounting treatment required under ASC Topic 605.

The cumulative impact of the adoption in an amount of approximately US$3 million (net of tax), was recognized as an adjustment to retained earnings as of January 1, 2018 (see 1AA below).

In accordance with ASC 606, The Company determines revenue recognition through the following five steps:

•	Identification of the contract, or contracts, with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies a performance obligation.

A contract with a customer exists when all of the following criteria are met: the parties to the contract have approved it (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations, the Company can identify each party’s rights regarding the distinct goods or services to be transferred (“performance obligations”), the Company can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Upon each contract inception, the Company assesses the goods or service promised in a contract with a customer and identifies the performance obligations. With respect to contracts that are determined to have multiple performance obligations, such as contracts that combine product with services (mostly SVR services) customer support, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is expected costs of satisfying a performance obligation and an appropriate margin for that distinct good or service. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of variable payment (if any) and whether it relates specifically to its efforts to satisfy a specific part of the contract.

Revenues are recognized when, or as, control of services or products is transferred to the customers at a point in time or over time, as applicable to each performance obligation.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Revenue recognition (cont.)

Revenues are recorded in the amount of consideration to which the Company expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes.

The Company does not adjust the amount of consideration for the effects of a significant financing component since the Company expects, at contract inception, that the period between the time of transfer of the promised goods or services to the customer and the time the customer pays for these goods or services to be generally one year or less, based on the practical expedient. The Company’s credit terms to customers are, on average, between thirty and ninety days.

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	Revenues from sales of AVL products are recognized when the control of the product passed to the customer (usually upon delivery).

2.	Revenues from provision of SVR services are recognized over time, as the customers simultaneously receive and consume the benefits provided by the Company performance as the Company performs.

3.
For arrangements that involve the delivery or performance of multiple products (mostly, AVL products), services (such as SVR services) and/or rights to use assets, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the good or service, either on its own or together with other resources that are readily available to the customer; and, 2. The Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. When the above criteria are met the revenue recognition for the related products and/or services are recognized as described in 1 and 2 above, as applicable.

With respect to arrangement that are determined to have multiple performance obligations that are distinct, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is the expected costs of satisfying the performance obligation with an appropriate margin for that distinct good or service.

Revenues from SVR services subscription fees and from installation services, sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes, as a single performance obligation, since the installation services element was determined not to be ‘distinct’. Accordingly, the entire contract fee for the two deliverables was recognized over time, on a straight-line basis over the subscription period.

4.
Amounts earned by certain Brazilian subsidiary for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third party insurance company, are recognized ratably on a straight-line basis over the subscription period (see 3 above), since the amount allocated to the company (for the SVR services subscription, installation services and for arranging the transaction), was contingent upon the delivery of the SVR services. As the insurance company is acting as a principal with respect to the insurance component, the company recognized only the net amounts as revenues, after deduction of amounts related to the insurance component.

5.
Deferred revenues include unearned amounts received from customers (mostly for the provision of installation, future subscription services and extended warranty) but not yet recognized as revenues.  Such deferred revenues are recognized as described in paragraph 3 above or paragraph 6 below, as applicable.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Revenue recognition (cont.)

6.	Extended warranty

In the majority of countries, in which the Company operates, the statutory warranty period is one year, and the extended warranty covers periods beyond year one. Revenues from extended warranty include warranty services which were sold separately for a monthly fee, or warranty services that were determined to represent a separate performance obligation and were sold together with an AVL unit. Such revenues are recognized over the duration of the warranty periods.

Below is a description of the effect of the adoption of ASC 606 on the consolidated balance sheet

	US dollars
	December 31, 2017
(in thousands)	Balances as reported	New Revenue Standard Adjustment	Adjusted balances
Liabilities
Deferred revenues (including current portion)	(14,037)	(3,911)	(17,948)
Deferred income Tax	8,398	939	9,337
Shareholders’ Equity
Accumulated Deficit	(92,065)	2,972	(89,093)

The following table summarize the impacts of adopting Topic 606 on the Company’s consolidated financial statements for the year ended December 31, 2018:

	US dollars
	Year ended December 31, 2018
(in thousands except earnings per share)	as reported	New Revenue Standard Adjustment	Balances as if Topic 606 was not adopted
Revenues:
Telematics services	181,357	-	181,357
Telematics products	71,978	166	72,144
	253,335	166	253,501

Cost of revenues	(126,007)	-	(126,007)
Research and development expenses	(6,223)	-	(6,223)
Selling and marketing expenses	(11,340)	-	(11,340)
General and administrative expenses	(47,693)	-	(47,693)
Other income, net	306	-	306
Other income, net	13,138	-	13,138
Financing income, net	717	-	717
Income tax expenses	(17,273)	(464)	(17,737)
Share in gains of affiliated companies, net	4,219	-	4,219
Net income for the year	63,179	(298)	62,881

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Revenue recognition (cont.)

The following is a description of principal activities separated by reportable segments from which the Company generates its revenue. For more detailed information about reportable segments including geographic segregation of revenues based on customers location, see Note 19.

In the following table, revenue is disaggregated by primary major product line, and timing of revenue recognition:

	US dollars
	Reportable segments results of operations
(in thousands)	Year ended December 31, 2018
Liabilities	Telematics services	Telematics products	Total
At a point of time	-	70,133	70,133
Over a period of time	181,357	1,845	183,202
	181,357	71,979	253,335

R.	Warranty costs

The Company provides a standard warranty for its products to end-users at no extra charge. The Company estimates the costs that may be incurred under its warranty obligation and records a liability at the time the related revenues are recognized.

Among the factors affecting the warranty liability are the number of installed units and historical percentages of warranty claims. The Company periodically assesses the adequacy of the recorded warranty liability and adjusts the amount to the extent necessary. To date, warranty costs and the related liabilities related to the standard warranty period have not been material.

S.	Research and development costs

1.	Research and development costs (other than computer software related expenses) are expensed as incurred.

2.	Software Development Costs

All research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC Topic 985-20, “Costs of Software to be Sold, Leased or Marketed”.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (approximately 5 years).

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of such intangible assets based on the estimated future gross revenues from each product net of the estimated future costs of completing and disposing of that product (including the estimated costs of performing maintenance and customer support over the remaining economical useful life), cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2018, no such unrecoverable amounts were identified (prior to January 1, 2018, software development costs that were capitalized were in insignificant amount).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2018, 2017 and 2016 amounted to US$ 8.1 million, US$ 8.5 million and US$ 6.9 million, respectively. Advertising expenses are presented among "selling and marketing expenses".

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

Regarding the fair value measurements of financial assets and liabilities and the fair value hierarchy of such measurements, see Note 20C.

The Company also measures certain non-financial assets, consisting mainly goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see 1N and 1L above).

As a part of the acquisition describe in Notes 1A,3 the company recognized goodwill in an amount of approximately US$ 59.4 million. As required by ASC Topic 350 the company will test the goodwill for impairment on June 2019.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Deferred installation expenses and prepaid expenses

Direct installation expenses incurred at the inception of specific subscription arrangements in certain subsidiary in Brazil with specific customers, to enable the Company's subsidiary in Brazil to perform under the terms of the arrangement.

Such installation activities were determined not to represent a separate performance obligation   for revenue recognition purposes in accordance with the principles of ASC 606, as they were determined not to be considered ‘distinct’ (see Note 1Q above).

The Company has determined that such expenses relate directly to obtaining or fulfilling contract with a specific subscriber, they generate or enhance the Company resources and are expected to be recovered.

In accordance with ASC 340-40, Other Assets and Deferred Costs: Contracts with Customers, such installation costs are capitalized and presented as "Deferred installation expenses" within the balances "Other current assets" and "Other non-current assets", as applicable.

The deferred expenses are amortized over the estimated life of the related subscription arrangements by the straight-line method (usually 20 months). Costs that do not meet the aforementioned criteria, are recognized immediately as expenses.

Prepaid expenses, consist of amounts paid by certain Brazilian subsidiary to insurance companies as a prepaid insurance on behalf of its customers as part of bundle transactions of SVR services together with insurance services to be supplied by a third party insurance company. Under such transactions, the customers are required accordingly to pay to the Brazilian subsidiary a monthly fee for all the bundled services (see Note 1Q regarding the revenue recognition of bundle transactions). The insurance companies are obligated to refund any unearned insurance amounts to the Brazilian subsidiary in the event of termination of the transaction by the customers. The prepaid expenses are amortized over the contractual life of the insurance service with the insurance company (usually 12 months) by the straight-line method. The amortization is netted against the monthly receipts from customers for the bundled services.

X.	Stock-based compensation

The Company measures and recognizes compensation expense for cash bonuses to senior employees, which are based, or partly based, on the price of the Company’s shares in accordance with ASC 718 -30, "Compensation-Stock Compensation - Awards Classified as Liabilities" (See Note 18C regarding "Excess Return Cash Incentives").

The awards are measured at the grant date at their fair value and remeasured at the end of each reporting period through settlement, with changes in the fair value recognized as compensation cost over the requisite service period. Compensation cost for awards that are subject to market conditions are be attributed separately for each vesting tranche of the award (generally calendar year).

Y.	Obligation to purchase non-controlling interests

An obligation to acquire shares of a subsidiary held by Non-controlling interests at a stated future date, represents liability under ASC Topic 480. Upon initial recognition such liability is measured at fair value in accordance with ASC Topic 480-10-30-3 at the amount of cash that would be paid under the conditions specified in the contract if the shares were repurchased immediately and in subsequent periods at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date with any change in value from the previous reporting date recognized as interest cost. In addition, the Non-controlling interests subject to such obligation are not recognized and no earnings are allocated to them.

Z.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.  Such reclassifications did not have any significant impact on the Company's equity, net income or cash flows.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

AA.	Recently issued accounting pronouncements

Accounting Standard Update 2014-09, "Revenue from Contracts with Customers"

Commencing January 1, 2018, the Company adopted Accounting Standard Update 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09").

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

An entity should apply the amendments in ASU 2014-09 using one of the following two methods: 1. Retrospectively to each prior reporting period presented with a possibility to elect certain practical expedients, or, 2. Retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application. If an entity elects the latter transition method, it also should provide certain additional disclosures.

In accordance with an amendment to ASU 2014-09, introduced by Accounting Standard 2015-14, “Revenue from contracts with Customers – Deferral of the Effective Date”, for a public entity, the amendments in ASU 2014-09 became effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period (the first quarter of fiscal year 2018 for the Company).

The Company has established a process of evaluation of the impact of ASU 2014-09 on its revenue streams and selling contracts and transactions, if any, and on its financial reporting and disclosures, business processes, systems and controls. In such evaluation, management has considered, among other things, the opinion of third party professional accounting advisors.

Based on its evaluation, management concluded that the standard did not have significant effect on the timing of recognizing revenues from SVR services subscription fees, as such services are recognized monthly, or on the timing of recognizing revenues from sales of wireless communications products. However, the standard affected the timing of revenues from certain warranty services related to wireless communications products that the Company provides for periods beyond the period required by law (i.e. one year). Under the previous GAAP, such revenues were regarded as standard warranties as they are not separately priced and the company’s business practice is to provide a three-year warranty as a standard to certain customers.

Under the new guidance, the warranty services exceeding one year are considered as a separate performance obligation (‘a service-type warranty’) and a portion of the transaction price, is allocated to such service, based on the standalone selling price of the warranty. The total amount of revenue recognized from these contracts will not change. However, the revenue allocated to the warranty services is deferred and recognized over the related warranty period on a straight-line basis.

As a result of the above change the company recorded deferred revenues related to the service type warranty as a cumulative adjustment to retained earnings in an amount of approximately US$3 million (net of tax) as of January 1, 2018.

In addition, management has determined that the previous accounting treatment of deferred installation expenses, prepaid and similar expenses will not change significantly, as such expenses are considered under the new guidance as incremental costs of obtaining contracts which are expected to be recovered, Accordingly, they are accounted for as an asset as before.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

AA.	Recently issued accounting pronouncements (cont.)

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

In July 2018, the FASB issued amendments in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

The Company expects to adopt the new standard on January 1, 2019 and to as the effective date as the date of initial application. Consequently, the effect of the adoption will be reflected through a cumulative-effect adjustment, financial information for comparative periods will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

The new standard provides a number of optional practical expedients in transition some of which, if elected, are required to be applied as a package (package of practical expedients) while other expedients can be applied on a stand-alone basis. Such package permits the Company not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard. the company currently believes that the most significant impact will be reflected in: (i) the recognition of right-of-use assets and lease liabilities on the company’s balance sheet for its operating leases of facilities, base stations and motor vehicles, and (ii) the requirement to provide significant new disclosures regarding leasing activities. The Company, however, does not expect a material impact to its consolidated statements of income and consolidated statements of cash flow.

Following adoption of the new standard, the Company expects to recognize additional operating liabilities in an estimated amount of $8 to $10 million, with corresponding right-of-use assets of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

In addition, the adoption is not expected to have significant effect on the Company’s ability to comply with the covenants of its liabilities outstanding as of the adoption date.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

AA.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update 2016-02, "Leases" (cont.)

The new standard also provides practical expedients for an entity’s ongoing accounting. The company expects to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases, right-of-use assets or lease liabilities will not be recognized (including right-of-use assets or lease liabilities for existing short-term leases of those assets in transition).

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

AA.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (cont.)

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

The Company elected to early apply ASU 2017-12, commencing January 1, 2018. The transition guidance in ASU 2017-12 requires an entity to apply the amendments using the modified retrospective approach to hedging relationships that exist as of the date of adoption. However, due to the limited hedging activities of the Company as of the date of adoption, the adoption did not affect the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2018	2017
Prepaid expenses	32,898	27,805
Government institutions	6,994	6,340
Deferred installation expenses	7,742	5,659
Advances to suppliers	3,061	221
Employees	430	308
Others	1,858	1,061
	52,983	41,394

NOTE 3	-	ACQUISITION OF BUSINESS

On September 13, 2018 the company closed the acquisition of 81.3% of the shares of Road Track Holding S.L (“Road Track”), a telematics’ company operating primarily in the Latin American region.

The company paid the shareholders of Road Track $91.7 million for 81.3% of the company valuing the company at approximately $113 million. Of this, $75.7 million was paid in cash, through a debt facility provided by Ituran’s lending bank (See Note 10). An additional $12 million was paid in the company's shares. The remaining $4 million will be paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track who will remain with the company through the end of that period. The final consideration paid to the sellers was subject to downward adjustments depending on the full year 2018 performance of Road Track.

As part of the acquisition transaction, the Company is obligated to purchase the remaining 18.7% of the shares currently held by Non-controlling interests on July, 2021 (unless such date shall be accelerated in accordance with the terms of the transaction). The consideration related to such obligation will be based on a fair value estimate that will be determined at that time. Such obligation to acquire shares of a subsidiary held by Non-controlling interests at a stated future date, was determined to represent a liability under ASC Topic 480. Upon initial recognition such liability was measured at fair value in accordance with ASC Topic 480-10-30-3 at the amount of cash that would be paid under the conditions specified in the contract if the shares were repurchased immediately at the closing of the acquisition.

The Company considered approximately US$ 1.5 million as transaction costs in 2018. Those expenses were fully recognized as an expense in the statements of comprehensive income for the year ended December 31, 2018 (See Note 14)

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3	-	ACQUISITION OF BUSINESS (cont.)

Following is a description of the fair value of the consideration, the Company previous investment in Road Track and the assets acquired and liabilities assumed which were determined by management which used the assistance of an outside independent appraisal evaluation and the purchase price allocation of the acquired business:

US dollars
September 13,
(in thousands)	2018

Cash paid	75,700
Consideration paid by issuance of treasury stock (1)	12,038
Amount to be received as purchase price adjustment (5)	(10,800)
Total acquisition price	76,938

Fair value of previous investment in acquired companies	24,734
Obligation to purchase non-controlling interests	16,144
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	6,731
Working capital (excluding cash and cash equivalents and deferred revenues)	34,576
Intangible assets, net (2)	38,583
Property and equipment, net	11,014
Liability for employee rights upon retirement	(1,337)
Deferred income taxes	763
Other non-current assets	2,132
Deferred revenues (including current portion)	(34,048)
Net assets acquired	58,414
Goodwill	59,402

(1)	Based on 373,489 shares of common stock of the Company at September 13, 2018.

(2)
The fair value adjustment estimate of identifiable intangible assets were determined using the “income approach, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life.

(3)
As part of the purchase price allocation for the acquisition, the Company recorded goodwill in the amount of $59.4 million. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually for impairment of its fair value to the Company. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies.

(4)
Upon obtaining control over Road Track, the Company previous holdings (50%) which were accounted for until that date by the equity method, the investment was premeasured at its fair value and a remeasurement gain in an amount of $14.7 million was recorded.

(5)
The amount of consideration was adjusted based on fiscal 2018 results of Road Track business. Such amount will be paid back to the company in Iturans Shares (300,472 shares out of 373,489 shares that we reissued as part of the consideration). As the purchase price adjustment will be settled by respite of the companies shares issued to the sellers, the amount to be received was presented as a deduction from equity.

The consolidated results of operations do not include any revenues or expenses related to Road Track business on or prior to September 13, 2018, the closing date of the acquisition.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3	-	ACQUISITION OF BUSINESS (cont.)

The following table provides pro forma information as if the Road Track combinations had occurred on January 1, 2017:

	US dollars
	Year ended December 31,
(in thousands)	2018 (Unaudited)	2017 (Unaudited)

Net revenue from Telematics services	234,871	236,957
Net revenue from Telematics products	111,146	130,825
Net income attributable to the Company	51,609	47,138
Basic and diluted earnings per share attributable to Company’s stockholders based on attributing of shares in the acquisition	2.42	2.21

The above doesn't contain other income related to the transaction

The unaudited supplemental pro forma data reflects the historical information of the Company and Road Track adjustments for depreciation and amortization of the tangible and intangible assets acquired in the transaction, and additional finance expenses incurred as a result of borrowings used to finance the acquisition as if it had been entered into on January 1, 2017, and with consequential tax effects.

The unaudited pro-forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have actually resulted had the acquisition occurred on January 1, 2017, nor to be indicative of future results of operations.

NOTE 4	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2018	2017
Finished products	21,660	7,722
Raw materials	6,707	6,522
	28,367	14,244

NOTE 5	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2018	2017
Bringg (see 1 below)	4,823	6,090
Lumax	49	-
RTI (see 2.2 below)	-	4,621
IRT (see 2.1 below)	-	2,734
IRTA (see 2.3 below)	-	(301)
HK (see 2.4 below)	-	1,695
	4,872	14,839

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 5	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (cont.)

A.	Investment in affiliated companies (cont.)

1.	BRINGG Delivery Technologies Ltd. ("BRINGG") Formerly Overvyoo Ltd.

In December 2013, the Company invested US$1.4 million in Bringg Delivery Technologies Ltd. ("Bringg") (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. According to the agreement with Bringg, the Company invested in January and July 2015 additional amounts of US$1.1 million and US$2 million, respectively. As of December 31,2018 and 2017, the company holds 46% of Bringg ordinary shares and approximately 1.2 Million series A preferred shares.

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

As a result of the acquisition described in Notes 1A,3 the Company gained control over the companies describe in this paragraph and started to consolidate their financial statement. The Company also recorded onetime gain in the amount of approximately $14.7 million from measurement of the previous investment in this Companies at the acquisition date to fair value. The gain was recorded under other non-operational income (See Note 14).

These services were provided through a joint venture (until the acquisition describe in Notes 1A,3) as follows:

2.1	ITURAN ROAD TRACK MONITORAMENTO De Veiculos Ltda. (“IRT”)

In February 2015, IRT was established as a joint venture between the Company and Road Track in order to offer Ituran's services to the Brazilian market. Since IRT's inception and until September 13, 2018 (the acquisition closing date described in Notes 1A, 3), Ituran held 50% of the shares of IRT which was jointly controlled and therefore was not consolidated in the company's financial statements. . Since the acquisition closing date, the company gained control over IRT and started to consolidated IRT in the Company's financial statements.

2.2	RTI URUGUAY S.A. ("RTI")

In March 2015, RTI was established as a joint venture between the Company and Road Track in order to provide automatic vehicle location equipment to the same global road vehicles manufacturers as mentioned in section 2 above. Since RTI's inception and until September 13, 2018 (the acquisition closing date described in Notes 1A,3) , Ituran held 50% of the shares of RTI which was jointly controlled and therefore was not consolidated in the company's financial statements. Since the acquisition closing date, the company gained control over RTI and started to consolidated RTI in the Company's financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 5	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (cont.)

A.	Investment in affiliated companies (cont.)

2.3	ITURAN ROAD TRACK ARGENTINA S.A (“IRTA”)

In October 2015, IRTA was established as a joint venture between the Company and Road Track in order to offer Ituran's services in the Argentinian market. Since IRTA's inception until September 13, 2018 (the acquisition closing date described in Notes 1A,3), Ituran held 50% of the shares of IRTA which was jointly controlled and therefore was not consolidated in the company's financial statements.Since the acquisition closing date, the company gained control over IRTA and started to consolidated IRTA in the Company's financial statements.

2.4	GLOBAL TELEMATIC SOLUTIONS HK, LIMITED ("HK")

In October 2017, HK was established as a joint venture between the Company and Road Track in order to provide automatic vehicle location equipment to the same global road vehicles manufacturers as mentioned in section 2 above. Since HK's inception until September 13, 2018 (the acquisition closing date described in Notes 1A, 3), Ituran held 50% of the shares of HK which was jointly controlled and therefore was not consolidated in the company's financial statements. Since the acquisition closing date, the company gained control over HK and started to consolidated HK in the Company's financial statements.

B.	Investment in other companies

In March 2018 the company acquired the reminder shares of. Locationet Systems Ltd. ("Locationet") for NIS 1.2 million (approximately $340 thousands) As of December 31, 2018 and 2017 the Company holds 100% and 19.15% of the shares of Locationet Systems Ltd. ("Locationet") respectively. Since the acquisition date, Locationet is controlled by the company and consolidated in the company's financial statements.

During the years 2017-2018, the company made additional investments in three Israeli companies, two of the investments were in Israeli startups (from mobile app development and visual sectors)

The total investments in these companies were approximately US$ 2.8 million

NOTE 6	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2018	2017

Deferred installation expenses (*)	2,904	552
Deposits	318	387
	3,222	939

(*)	See Note 1W.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2018	2017
Cost :

Operating equipment (*)	59,074	52,096
Office furniture, equipment and computers	42,754	33,913
Land	1,879	1,022
Buildings	6,415	2,205
Vehicles	7,910	6,799
Leasehold improvements	7,410	5,780
	125,442	101,815
Less – accumulated depreciation and amortization (**)	(74,982)	(62,768)
Total property and equipment, net	50,460	39,047

(*)	As December 31, 2018 and 2017, an amount of US$ 28.8 million and US$ 30.4 million is subject to operating lease transactions, respectively.

(**)	As at December 31, 2018 and 2017, an amount of US$ 13.0 million and US$ 15.9 million is subject to operating lease transactions, respectively.

B.
In the years ended December 31, 2018, 2017 and 2016, depreciation expense was US$ 13.4 million, US$ 13.5 million and US$ 11.6 million, respectively and additional equipment was purchased in an amount of US$ 20.1 million, US$ 16.2 million and US$ 13.6 million, respectively.

NOTE 8	-	INTANGIBLE ASSETS, NET

	US dollars
	December 31,	September 13,	Year ended December 31,			December 31,
	2017	2018	2018			2018
(in thousands)	Opening balance	Acquisition of subsidiary	amortization	Additions	Translation differences	Closing balance
Costumer relationship	-	24,696	(540)	-	(23)	24,133
Technology	-	11,286	(556)	1,578	(23)	12,285
Others	38	2,601	(84)	90	(23)	2,622
	38	38,583	(1,180)	1,668	(69)	39,040

As of December 31, 2018, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2019- US$ 6,488 thousand, 2020- US$ 6,488 thousand, 2021- US$ 6,488 thousand, 2022- US$ 6,488 thousand and 2023 – US$ 5,922 thousand.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2017 are as follows:

	US dollars
	Telematics services	Telematics products	Total
(in thousands)
Balance as of January 1, 2017 (*)	1,562	1,844	3,406
Changes during 2017:
Translation differences	170	201	371
Balance as of December 31, 2017	1,732	2,045	3,777
Changes during 2018:
Acquisition of subsidiary	53,584	5,818	59,402
Translation differences	(247)	(36)	(283)
Balance as of December 31, 2018	55,069	7,827	62,896

(*)	The accumulated amount of goodwill impairment loss as of December 31, 2018, 2017 and 2016 was US$ 7,098,000.

During the years ended December 31, 2018, 2017 and 2016 the company didn’t recorded any impairment of goodwill.

NOTE 10	-	CREDIT FROM BANKING INSTITUTIONS

A.	Short term loans:

	US dollars
	December 31,
(in thousands)	2018	2017

Short-term loans - linked to the Colombian Pezo	599	-
Short-term loans - linked to the Mexican Pezo	1,526	-
Current maturities of long-term loan (note 10B)	8,350	-
Others	84	48
	10,559	48

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10	-	CREDIT FROM BANKING INSTITUTIONS (cont.)

B.	Long term loan:

In August 2018, the company signed on Loan Agreement (the “Loan agreement”) with commercial Israeli bank (the “Bank”) under which the company has received an amount of approximately $81.7 million (296 million Nis) (the “Loan”) from the bank for a period of 5-years that bears an annual interest rate of Prime rate (as of December 31, 2018 the prime rate was 1.75%) + 0.53%. In December 2018 the company repaid to the bank in an early repayment an amount of approximately $8.0 million (30 million NIS).

According to the loan agreement the company was obligated to comply with the following covenants (the “Loan Covenants”):

•	Equity to total assets Ratio - The Ratio will not be less than 30%.
•	Total equity - Total equity will not be less than $15 million.
•	Net debt to EBITDA Ratio - The Ratio will not exceed 4.
•	EBITDA - EBITDA will not be less than $10 million.

The company is required to submit calculation of the covenants to the bank once a year based on the audited financial statement by the end of April of each year

Upon non compliance with any of the above covenants, the bank shell have the right to demand immediate repayment of the remaining balance of the loan.

As of December 31, 2018, the company is in compliance with the loan covenants

C.	Maturity dates:

US dollars
December 31,
(in thousands)	2018

First year - current maturities	8,350
Second year	16,700
Third year	16,700
Fourth year	16,700
Fifth year	12,522
70,972

D.      Lines of credit:

Unutilized short-term lines of credit of the Group as of December 31, 2018, aggregated to US$ 1.9 million.

NOTE 11	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2018	2017

Accrued expenses	10,281	12,753
Accrued payroll and related taxes	7,231	7,392
Government institutions	6,629	3,907
Accrued dividend	4,822	4,994
Others	3,512	598
	32,475	29,644

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES

A.	Claims

1.
On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavorable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue.  The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue.  On March 15, 2016, we have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on September 2016 we filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. On April 3, 2017 the judge analyzed our request and granted the accounting report by a court – appointed expert. The expert filed his report and we are currently waiting for the first level Judiciary venue. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim), as the assessment is based on wrong assumption, since offsetting proceedings did not have any tax effect and the chances of our success are more likely than not. As of December 2018, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$12.3 million (approximately US$ 3.18 million).

2.
On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on December 2018 to R$ 3,388,290 (approximately US$ 874,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on December 2018 amounts to R$ 5,094,959 (approximately US$ 1,315,000), to FUST tax assessment for the year 2010 which including interest and penalties, on December 2018 amounts to R$ 3,545,193 (approximately US$915,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on December 2018 amounts to R$ 3,529,073 (approximately US$ 911,000). Due to the such last tax assessment, on December 2018, the aggregate amount claimed by Anatel increased to approximately R$ 15.56 million (approximately US$ 4.02 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment").

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

2.	(cont.)

The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim), the interpretation of the legislation is mistaken, given that we don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014, our defense for the year 2011 (and January 2012) was filed on February 2016 and our Defense for the year 2012 was filed on February 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUST claims.

As the FUST are levied at a fixed rate on the gross revenues, the company accounted for such matter in accordance with the provisions of ASC Topic 450-20 contingencies - loss contingencies.

3.
On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on December 2018 amounts to R$ 1,410,615 (approximately US$ 364,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 2018 amounts to R$ 953,971 (approximately US$ 246,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 2018 amounts to R$ 938,442 (approximately US$ 242,000),to FUNTELL tax assessment for the year 2010 which including interest and penalties, on December 2018 amounts to R$ 1,316,771 (approximately US$ 340,000) and 2011 which on December 2018 amounts to R$ 1,310,806 (approximately US$ 338,000) including interest and penalties. Due to the such last tax assessment, on December 2018 the aggregate amount claimed by Anatel increased to approximately R$ 5.93 million (approximately US$ 1.53 million). The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment"). The authorities have construed that we render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel we believe that such claim is without merit (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim), the interpretation of the legislation is mistaken, given that we don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not.

We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. On March 27, 2018 the Administrative published a decision which rejected our defense for year 2011 and on April 25, 2018 we filed an appeal. We are currently awaiting the Administrative decisions on all the aforementioned FUNTELL claims.

As the FUNTELL are levied at a fixed rate on the gross revenues, the company accounted for such matter in accordance with the provisions of ASC Topic 450-20 contingencies - loss contingencies.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

4.
On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately US$ 80 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately US$ 7,900). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on an opinion of its legal counsels, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim), however based on the documents of the claim, the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

5.
On July 19, 2018 we received two class action lawsuits that were filed against the Company, alleging that the Company violated the Protection of Privacy Law, 5741 – 1981 and the Protection of Privacy Regulations (Data Security) 5777-2017. The plaintiffs request that the lawsuits will be approved as a class action and allege that The Company did not secure customer information properly, as required by the law, and that the lack of information security procedures allowed hacking into the company's website, which caused to exposure of customers sensitive personal information. The lawsuits are yet to be approved as a class action lawsuit. The total amount claimed if the lawsuits are to be approved as a class action were estimated by the plaintiffs to be approximately NIS 600 million (approximately US$ 160 million) Our defense against the approval of the class action lawsuits was filed on December 13, 2018.

Based on an opinion of our legal counsels, and at this preliminary stage, the Company has good defense arguments in respect of claims made by the plaintiffs and the chances that the lawsuits will not be approved as a class action lawsuit are significantly higher than it will be approved (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim). While we cannot predict the outcome of these cases, if we are not successful in defending these claims, we could be subject to significant costs, adversely affecting our results of operations.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

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

B.
The Company was declared a monopoly under the Israeli Antitrust Law, 1988, in the market for the provision of systems for the location of vehicles in Israel.  Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies.  The Israeli Antitrust Authority may further declare that the Company has abused its position in the market.  Any such declaration in any suit in which it is claimed that the Company engages in anticompetitive conduct may serve as prima facie evidence that the Company is either a monopoly or that it has engaged in anticompetitive behavior.  Furthermore, it may be ordered to take or refrain from taking certain actions, such as setting maximum prices, in order to protect against unfair competition.

C.	Commitments

As of December 31, 2018, minimum future rentals under operating leases of buildings and base station sites for periods were as follows: 2019 – US$ 6.1 million, 2020 – US$ 3.2 million, 2021 – US$ 1.5 million, 2022 – US$ 1.0 million and 2023 – US$ 1.0 million, 2024 and thereafter – US$ 2.1 million.

The leasing fees expensed in each of the years ended December 31, 2018, 2017 and 2016, were US$ 3.1 million, US$ 3.2 million and US$ 2.6 million, respectively.

NOTE 13	-	STOCKHOLDERS’ EQUITY

A.	Share capital:

1.	Composition:

December 31, 2018 and 2017	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2.
Since May 1998, the Company has been trading its shares on the Tel-Aviv Stock Exchange (“TASE”).  On February 24, 2015 the company issued a press release announcing that its Board of Directors has resolved to act to voluntarily delist its ordinary shares from trading on the Tel Aviv Stock Exchange. Such delisting became effective as of May 25, 2016 with the last trading date on the Tel Aviv Stock Exchange being May 23, 2016.

3.	On September 2005, the Company registered its Ordinary shares for trade in the United States.

4.
The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY (cont.)

A.	Share capital (cont.):

5.	As of December 31, 2017, and 2016, 2,507,314 ordinary shares representing 10.7% of the share capital of the Company was held by the company as treasury shares.

As a result of the Acquisition described in Notes 1A, 3 during September 2018 the company reissued 373,489 ordinary shares to the previous shareholders of Road Track (as part of the consideration paid to the sellers). The final consideration paid to the sellers was subject to downward adjustments depending on the full year 2018 performance of Road Track.

During March 2019 the company received the full year 2018 performance of Road Track business and according to Road Track results the price adjustment that will be paid back to Ituran in Ituran's shares is approximately $11 million (300,472 shares out of 373,489 shares that we reissued)

As of December 31, 2018, 2,133,825 ordinary shares representing 9.1% of the share capital of the Company is held by the company as treasury shares.

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

4.	Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel are converted into dollars on the basis of the exchange rate prevailing at the date of declaration.

5.	During 2016, the Company declared dividends in an amount of approximately US$ 18.2 million. These dividends were paid during 2016 and January 2017.

6.	During 2017, the Company declared dividends totaling an amount of approximately US$ 23.5 million. These dividends were paid during 2017 and January 2018.

7.	During 2018, the Company declared dividends totaling an amount of approximately US$ 20.0 million. These dividends were paid during 2018 and January 2019.

8.	In March 2019, the Company declared a dividend in the amount of US 0.23 dollar per share, totaling approximately US$ 5 million. The dividend was paid in April 2019.

9.	During the years ended December 31, 2018, 2017 and 2016, the Company declared dividends in the amount of US$ 0.95, US$ 1.12 and US$ 0.86, per share.

NOTE 14	-	OTHER (INCOME) EXPENSES, NET ) non-operational(

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016

expenses relate to Road Track acquisition	(1,539)	-	-
Gain from measurement of previously held interests at acquisition date fair value (*)	14,677	-	-
	13,138	-	-

(*) As a result of the acquisition described in Notes 1A, 3 the company gained control over certain  companies (see Note 4.2) that previously were accounted under the equity method (“JV's”) and started to consolidate their financial statements. The company recorded one time gain in the amount of approximately $14.7 million from measurement of the JV's at the acquisition date to fair value.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	FINANCING INCOME (EXPENSES), NET

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016

Short-term interest income, (expenses) commissions and other	64	258	46
Gains in respect of marketable securities	166	397	115
Interest income (expenses) in respect of long-term loans	(528)	1	225
Interest income in respect of deposits	640	1,415	1,944
Income (expenses) related to taxes positions	210	(2,246)	-
Exchange rate differences and others, net	165	(814)	(274)
	717	(989)	2,056

NOTE 16	-	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016
Income taxes (tax benefit):
Current taxes:
In Israel	6,622	6,251	5,581
Outside Israel	8,325	10,308	10,303
	14,947	16,559	15,884
Deferred taxes:
In Israel	781	(1,982)	91
Outside Israel	1,565	(169)	(1,179)
	2,346	(2,151)	(1,088)
Taxes in respect of prior years:
In Israel (*)	(20)	1,775	81
Outside Israel (**)	-	1,522	-
	(20)	3,297	81
	17,273	17,705	14,877

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

A.	Taxes on income included in the statements of income (cont.):

(*)
During November 2017, the Company has received from the Israeli tax authority ("ITA") tax assessments for the years 2013-2015 amounting to NIS 11.3 million (approximately US$ 3.1 million). An amount of NIS 7.2 million (approximately US$ 2 million) due to the timing differences related to the deduction of certain expenses for tax purposes, which was agreed to be deducted in the coming years. Accordingly, the Company recorded an amount of NIS 6.2 million (approximately US$ 1.8 million) as tax expense related to prior periods and a deferred tax benefit in a similar amount. In addition, the Company was required to pay the ITA an amount of NIS 1.8 million (approximately US$ 0.5 million) as interest expense. Such amount was recognized as part of financing income, net.

(**)
During November 2017, one of our subsidiaries in Brazil has received from the Brazilian tax authority ("RFB") a tax assessment for the years 2012-2014 amounting to BRL 10.3 million (approximately US$ 3.1 million), mainly due to an undeductable expenses. Accordingly, our subsidiary recorded an amount of BRL 4.8 million (approximately US$ 1.5 million) as tax expense related to prior periods. In addition, our subsidiary was required to pay an amount of BRL 3.6 million (approximately US$ 1.1 million) as penalty and BRL 1.7 (approximately US$ 0.5 million) as interest expense. Such amount was recognized as part of financing income, net.

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Until December 31, 2007, the Company and its Israeli subsidiaries reported income for tax purposes in accordance with the provisions of the Inflationary Adjustments Law, whereby taxable income was measured in NIS, adjusted for changes in the Israeli Consumer Price Index where results of operations for tax purposes were measured in terms of earnings in NIS after adjustments for changes in the Israeli Consumer Price Index ("CPI").  Commencing January 1, 2008, this law became void and in its place, there are transition provisions, whereby the results of operations for tax purposes are measured on a nominal basis.

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

2.	As of December 31, 2018, only one Israeli subsidiary is entitled to a "Preferred Company" status pursuant to the investment law.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

D.	Israeli corporate tax rates

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

The Company and a certain Israeli subsidiary have received final tax assessments through the 2015 tax year. One of the subsidiaries in Israel has received final tax assessments through the 2016 tax year. One of the subsidiaries in Brazil has received final tax assessments through the 2015 tax year.  The other subsidiaries have not yet been assessed since incorporation.

H.      Carry forward foreign tax credits and tax losses

As of December 31, 2018, the Company's non-Israeli subsidiary in the United States has available carry forward foreign tax credits in an amount of approximately US$ 3.6 million. Most of such carry forward tax credits may be utilized until 2022.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

I.	The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016
Pretax income	76,233	55,546	50,054
Statutory tax rate	23%	24%	25%
Tax computed at the ordinary tax rate	17,534	13,331	12,514
Nondeductible expenses (income)	(2,785)	(815)	766
Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	(236)	243	(151)
Deductible financial expenses recorded to other comprehensive income	(177)	(113)	90
Tax adjustment in respect of different tax rates	2,384	3,119	2,040
Taxes in respect of withholding at the source from royalties and dividends	31	542	95
Adjustment in respect of tax rate deriving from “approved enterprises”	(100)	(436)	(501)
Others	622	1,834	24
	17,273	17,705	14,877

J.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2018	2017
Deferred taxes
Provision for vacation, recreation and bad debt	258	276
Provision for legal obligation and other	5,500	6,262
Provision for employee related obligations	1,147	849
Carry forward tax losses and foreign tax credit	3,600	3,600
Temporary differences, net	(1,360)	887
	9,145	11,874
Valuation allowance	(3,476)	(3,476)
	5,669	8,398

	US dollars
	Year ended December 31,
(in thousands)	2018	2017

Deferred income taxes included in long-term investments and other assets	12,127	8,398
Deferred income taxes included in long-term liabilities	(6,458)	-
	5,669	8,398

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	INCOME TAX (cont.)

K.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016
The Company and its Israeli subsidiaries	46,138	22,138	22,634
Non-Israeli subsidiaries	30,095	33,408	27,420
	76,233	55,546	50,054

NOTE 17	-	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2018, 2017 and 2016, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	60,675	43,794	32,139

	Number of shares
	Year ended December 31,
(in thousands)	2018	2017	2016
Weighted average number of shares used in the computation of basic and diluted earnings per share	21,077	20,968	20,968

NOTE 18	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2018, US$ 311 thousand and US$ 228 thousand, respectively (In 2017 US$ 327 thousand and US$ 152 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 340 thousand (US$ 95 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies, (US$ 53 thousand and US$ 96 thousand in 2017 and 2016, respectively).

B.
In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 4,000) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2018, 2017 and 2016 was approximately US$ 61,000, US$ 65,000 and US$ 52,000, respectively.

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

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide  services as independent contractors, which shall be entitled to a monthly payment of NIS 225,000, 175,000, 175,000 and 125,000 respectively plus VAT (US$60,000, US$47,000, US$47,000 and US$33,000 respectively) linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On November 7, 2016 the Company's general meeting of shareholders has reapproved the service agreements for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

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

C.      (cont.)

The terms of the Cash incentives applicable to the "Executive Offices Holders", as set forth in their agreements referred to above (the "Agreements"), are as follows:

•
"Target-based Cash Incentives" means a cash incentive awarded to the Executive Office Holders for the Company's achievement of the following Profit-Before-Tax targets in each calendar year following the effective date of the above agreements, in which the Minimum Threshold (as defined below) has been achieved:

Company's Profit-Before-Tax Targets (In US$ thousands)	Level of Incentive - As a Percentage of the Executive Office Holder's Annual Cost of Pay
24,001 - 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

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

Herein below is attached table regards the aggregate amounts paid to Executive Offices Holders:

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016
Izzy Sheratzky	2,859	3,202	1,874
Eyal Sheratzky	2,224	2,337	1,672
Nir Sheratzky	2,208	2,312	1,478
Gil Sheratzky	1,039	1,379	1,118

NOTE 19	-	SEGMENT REPORTING

A.	General information:

The operations of the Group (including the companies we acquired control over on September 2018 as describe in notes 1A, 3) are conducted through two different core activities: Location based services and Wireless communications products.  These activities also represent the reportable segments of the Group.

The reportable segments are viewed and evaluated separately by Company management, since the marketing strategies, processes and expected long term financial performances of the segments are different.

Telematics services:

The telematics services segment consists predominantly of regionally- based stolen vehicle recovery (SVR) services, fleet management services and value-added services comprised of personal advanced locater services and concierge services.

The Group provides Location based services in Israel, Brazil, Argentina, Colombia, Mexico, Ecuador and the United States.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

A.	General information (cont.):

Telematics products:

The telematics product segment consists of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, and automatic vehicle identification.

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Year ended December 31, 2018

Revenues	181,357	71,978	253,335
Operating income	56,913	5,465	62,378
Assets	101,305	36,355	137,660
Goodwill	55,069	7,827	62,896
Expenditures for assets	15,677	537	16,214
Depreciation and amortization	8,630	486	9,116

Year ended December 31, 2017

Revenues	169,752	64,884	234,636
Operating income	55,012	1,523	56,535
Assets	95,384	17,192	112,576
Goodwill	1,732	2,045	3,777
Expenditures for assets	9,346	681	10,027
Depreciation and amortization	10,030	328	10,358

Year ended December 31, 2016

Revenues	141,940	57,634	199,574
Operating income	44,045	3,953	47,998
Assets	84,777	15,793	100,570
Goodwill	1,562	1,844	3,406
Expenditures for assets	9,063	268	9,331
Depreciation and amortization	8,980	180	9,160

C.	Information about reported segment profit or loss and assets:

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2018	2017	2016

Total revenues of reportable segment and consolidated revenues	253,335	234,636	199,574

Operating income
Total operating income for reportable segments	62,378	56,535	47,998
Unallocated amounts:
Financing income, net	717	(989)	2,056
Other income, net	13,138	-	-
Consolidated income before taxes on income	76,233	55,546	50,054

Assets
Total assets for reportable segments (*)	200,556	116,353	103,976
Other unallocated amounts:
Current assets	103,994	59,412	43,874
Investments in affiliated and other companies	7,644	16,221	12,060
Property and equipment, net	20,074	15,092	10,912
Other unallocated amounts	41,524	8,081	7,197
Consolidated total assets (at year end)	373,792	215,159	178,019

Other significant items
Total expenditures for assets of reportable segments	16,214	10,027	9,331
Unallocated amounts	5,168	6,281	4,498
Consolidated total expenditures for assets	21,382	16,308	13,829

Total depreciation, amortization and impairment for reportable segments	9,116	10,358	9,160
Unallocated amounts	5,492	3,161	2,475
Consolidated total depreciation, amortization and impairment	14,608	13,519	11,635

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2018	2017	2016

Israel	116,186	116,391	101,273
United States	8,873	8,537	8,697
Brazil	90,842	89,455	70,982
Argentina	13,643	15,211	14,772
Mexico	7,889	-	-
Ecuador	8,362	-	-
Colombia	2,450	-	-
Others	5,090	5,042	3,850
Total	253,335	234,636	199,574

	Property and equipment, net
	December 31,
(in thousands)	2018	2017	2016

Israel	16,478	16,757	11,973
United States	142	118	106
Brazil	24,562	17,969	19,188
Argentina	3,820	4,203	4,377
Mexico	3,285	-	-
Ecuador	1,530	-	-
Colombia	303	-	-
Other	340	-	-
Total	50,460	39,047	35,644

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2018, 2017 and 2016, there were no sales exceeding 10% of total revenues to none of our customers.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, marketable securities and derivatives.

Most of the Group’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2018 and 2017, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

Most of the Group’s sales are made in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia and the United States to a large number of customers, including insurance companies and Car manufacturers.  Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts.  Accordingly, management believes that the Group’s trade receivables do not represent a substantial concentration of credit risk.

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

During 2017 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency of the purchasing entity, will be affected by changes in exchange rates. As of December 31, 2018, 10 transactions that originated in 2017 remain outstanding.

During 2016, 2017 and 2018, all the financial derivatives were designated and accounted for as hedging instruments.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Assets derivatives
As of December 31, 2018	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current Assets	1,019

	Liability derivatives
As of December 31, 2017	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current Liabilities	580

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management (cont.)

Amounts reclassified to statement of income:

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2018		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	385

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2017		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	10

As of December 31, 2018, the notional amount of forward exchange contract with respect to cash follow hedge of anticipated transactions amounted to US$ 15 million (US$ 1.5 million per month for the next 10 months).

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

The fair value of the long-term liability (loans from bank institutions) approximates its fair value, as the loan carries variable interest rate and as the loan was received close to the balance sheet date.

See Note 1N regarding non-recurring measurement of the fair value of certain non-financial assets (mainly goodwill and other definite-lite intangible assets).

See also Note 1V.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2018 and 2017:

	December 31, 2018
(in thousands)	Level 1	Level 2	Level 3

Trading securities	1,897	-	-
Derivatives designated as hedging instruments	-	1,019	-
Total	1,897	1,019	-

	December 31, 2017
(in thousands)	Level 1	Level 2	Level 3

Trading securities	3,559	-	-
Derivatives designated as hedging instruments	-	(580)	-
Total	3,559	(580)	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD.
 (Registrant)

By: /s/ Eyal Sheratzky	/s/ Nir Sheratzky
Eyal Sheratzky	Nir Sheratzky
Co-Chief Executive Officers

Dated: April 30, 2019