Form 20-F
period 2019-12-31
Ituran Location & Control Ltd.
filed 2020-04-23
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Yes ☐ No ⌧

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ☐ No ⌧

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

Large Accelerated Filer ☐	Accelerated Filer ⌧	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark which basis of accounting the registrant had used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

TABLE OF CONTENTS

USE OF CERTAIN TERMS		IV
FORWARD LOOKING STATEMENTS		IV
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	4
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	4
D.	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	12
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	12
B.	BUSINESS OVERVIEW	13
C.	ORGANIZATIONAL STRUCTURE	22
D.	PROPERTY, PLANTS AND EQUIPMENT	23
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	24
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
A.	OPERATING RESULTS	24
B.	LIQUIDITY AND CAPITAL RESOURCES	36
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	39
D.	TREND INFORMATION	39
E.	OFF-BALANCE SHEET ARRANGEMENTS	39
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	40
G.	SAFE HARBOR	40
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
A.	DIRECTORS AND SENIOR MANAGEMENT	41
B.	COMPENSATION	44
C.	BOARD PRACTICES	46
D.	EMPLOYEES	50
E.	SHARE OWNERSHIP	52

i

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	53
A.	MAJOR SHAREHOLDERS	53
B.	RELATED PARTY TRANSACTIONS	54
C.	INTERESTS OF EXPERTS AND COUNSEL	58
ITEM 8.	FINANCIAL INFORMATION	59
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	59
B.	SIGNIFICANT CHANGES	60
ITEM 9.	THE OFFER AND LISTING	61
A.	OFFER AND LISTING DETAILS	61
B.	PLAN OF DISTRIBUTION	61
C.	MARKETS	61
D.	SELLING SHAREHOLDERS	61
E.	DILUTION	61
F.	EXPENSES OF THE ISSUE	61
ITEM 10.	ADDITIONAL INFORMATION	61
A.	SHARE CAPITAL	61
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	61
C.	MATERIAL CONTRACTS	68
D.	EXCHANGE CONTROLS	68
E.	TAXATION	68

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

Our selected consolidated statements of income data for the years ended December 31,  2017,  2018 and 2019 and our selected consolidated balance sheet data as of December 31,  2018 and 2019 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2015 and 2016, and the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017, are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2019	2018	2017	2016	2015
	In USD
	In thousands, except per share amounts
Revenues:
Telematics services	204,728	181,357	169,752	141,940	127,683
Telematics products	74,604	71,978	64,884	57,634	47,945

Total Revenues	279,332	253,335	234,636	199,574	175,628
Cost of Revenues:
Telematics services	90,158	70,329	60,256	50,633	47,875
Telematics products	58,656	55,678	54,996	46,910	37,872

Total cost of revenues	148,814	126,007	115,252	97,543	85,747

Gross profit	130,518	127,328	119,384	102,031	89,881

Research and development expenses	13,913	6,223	3,160	2,895	2,401
Selling and marketing expenses	12,778	11,340	12,246	10,074	9,303
General and administrative expenses	55,166	47,693	47,590	40,228	37,801
Impairment of goodwill	12,292	-	-	-	-
Impairment of intangible assets and other expenses (income) net	13,715	(306)	(147)	836	(268)

Operating Income	22,654	62,378	56,535	47,998	40,644
Other income (expenses), net	(26)	13,138	-	-	-
Financing income (expenses), net	576	717	(989)	2,056	1,189

Income before income tax	23,204	76,233	55,546	50,054	41,833
Income tax	(12,234)	(17,273)	(17,705)	(14,877)	(12,822)
Share in gains (losses) of affiliated companies, net	(3,203)	4,219	8,520	(449)	(2,439)

Net income for the year	7,767	63,179	46,361	34,728	26,572
Less: net income attributable to non-controlling interest	(878)	(2,504)	(2,567)	(2,589)	(1,601)

Net income attributable to Company stockholders	6,889	60,675	43,794	32,139	24,971

Earnings per share
Basic	$0.33	$2.88	$2.09	$1.53	$1.19
Diluted	$0.33	$2.88	$2.09	$1.53	$1.19
Weighted average number of shares outstanding
Basic	21,037	21,077	20,968	20,968	20,968
Diluted	21,037	21,077	20,968	20,968	20,968

Consolidated Balance Sheets Data

	Year Ended December 31,
	2019	2018	2017	2016	2015
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; and investment in trading marketable securities	54,322	53,295	40,465	31,485	29,051
Working Capital	73,085	84,214	71,360	55,062	50,124
Total Assets	339,235	373,792	215,159	178,019	142,003
Total Liabilities	203,321	213,592	81,930	69,848	54,182
Retained Earnings	116,479	129,580	92,065	71,717	57,739
Stockholders’ Equity	129,330	153,693	125,790	102,229	83,698
Dividend declared per share	0.95	0.95	1.12	0.86	0.78

Other Data:

	Year Ended December 31,
	2019	2018	2017	2016	2015
Subscribers of telematics services (1)	1,781,000	1,770,000	1,160,000	1,057,000	948,000
Average monthly churn rate	3.3%	2.8%	3.2%	3.1%	3.3%

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

Revenues from our stolen vehicle recovery services, which we refer to as SVR services,(“SVR”) and automatic vehicle location (“AVL”) products, which we refer to as telematics products, are primarily dependent on our relationships with insurance companies. In Israel, insurance companies drive demand for our SVR services and telematics products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. In certain subsidiaries in Brazil and Argentina, insurance companies enter into written agreements to subscribe to our services and purchase or lease our products directly. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential.

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

Therefore, we rely on insurance companies’ continued practice of:

◾	accepting vehicle location and recovery technology as a preferred security product;
◾	requiring or providing a premium discount for using location and recovery services and products;
◾
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

The markets for our services and products are highly competitive. We compete primarily on the basis of the technological innovation, quality and price of our services and products. Our most competitive market is the telematics services market and the related telematics products market, due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of protection and tracking capabilities, including global positioning systems, or GPS (although we also provide services based on GPS/GPRS technology), satellite- or network-based cellular systems and direction-finding homing technologies. Some of these competing services and products, such as certain GPS-based products, are installed in new cars by vehicle manufacturers prior to their initial sale, which effectively precludes us from competing for such subscribers in the SVR market. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate, or new competitors may enter the telematics services market. Our telematics products also compete with less sophisticated theft protection devices such as standard car alarms, immobilizers, steering wheel locks and homing devices, some of which may be significantly cheaper. Some of these competing products have greater brand recognition than our telematics products.

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

On September 13, 2018, we acquired a majority of the shares of Road Track Holding S.L. (today: Ituran Spain Holding S.L., “Road Track”), a telematics company operating primarily in the Latin American region. The success of this acquisition will depend, in part, on our ongoing process of integrating Road Track and the Road Track brand with our historical business, which will be time consuming and require optimization and allocation of resources.  The compatibility of the technologies and operations being integrated and combining disparate corporate cultures present potentially significant challenges.  Continuing the successful integration of Road Track will require us to  retain the current key management and other personnel, incorporate the acquired products and capabilities into our product offerings from a sales and marketing perspective, integrate and support pre-existing supplier, distribution and customer relationships, combine or centralize back office accounting, order processing, purchasing and support functions and establish and maintain proper internal control over financial reporting.  If we cannot overcome these challenges in a timely and efficient manner, or at all, we may not realize the anticipated benefits from our acquisition of Road Track and the Road Track brand, or it may take longer to realize these benefits than we currently expect, either of which could materially harm our business or results of operations.

The inability of local law enforcement agencies to timely and effectively recover the stolen vehicles we locate could negatively impact customers’ perception of the usefulness of our SVR services and telematics products, adversely affecting our revenues.

Our telematics products identify the location of vehicles in which our products are installed. Following a notification of an unauthorized entry, or if we receive notification of the vehicle’s theft from a subscriber, we notify the relevant law enforcement agency of the location of the subscriber’s vehicle and generally rely on local law enforcement or governmental agencies to recover the stolen vehicle. We cannot control nor predict the response time of the relevant local law enforcement or other governmental agencies responsible for recovering stolen vehicles, nor that the stolen vehicles, once located, will be recovered at all. In the past, some stolen vehicles in which our telematics products were installed were not recovered on timely manner, from the time an unauthorized entry is confirmed or reported to the time the vehicle is recovered. To the extent that the relevant agencies do not effectively and timely respond to our calls and recover stolen vehicles, our recovery rates would likely diminish, which may, in turn, negatively impact customers’ perception of the usefulness of our SVR services and telematics products, adversely affecting our revenues

The ability to detect, deactivate, disable or otherwise inhibit the effectiveness of our telematics products could adversely affect demand for such products and our revenues.

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

We had in year 2019 one customer which represented more than 10% of our total sales .The loss of all or a substantial portion of our sales to  this customer  could have an adverse impact on us.

In year 2019 we had one customer (global world vehicles manufacturer) which stands for a substantial portion of our total  sales (15.8%). The loss of all or a substantial portion of our sales to the customer could have an adverse effect on our   results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. We may make fewer sales to this customer for a variety of reasons, including but not limited to: (1) loss of awarded business; (2)   reduced demand for our customers’ products.

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

Our SVR services business model and, consequently, our ability to provide our SVR services and sell our telematics products, relies on our ability to successfully identify markets in which:

◾	the rate of car theft or consumer concern over vehicle safety is high;
◾	satisfactory radio frequencies are available to us that allow us to operate our business in an uninterrupted manner; and
◾	insurance companies, car manufacturers or owners of cars believe that the value of cars justifies incurring the expense associated with the deployment of SVR services.

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

We outsource the manufacturing of a significant part of our telematics products to third parties. We use manufacturers for production of  our telematics products and we do not maintain significant levels of inventories to support us in the event of an unexpected interruption in its manufacturing process. If our principal manufacturer or any of our other manufacturers is unable to or fails to manufacture our products in a timely manner, we may not be able to secure alternative manufacturing facilities without experiencing an interruption in the supply of our products or an increase in production costs. Any such interruption or increase in production costs could affect our ability to provide our telematics products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We rely on two major suppliers to supply us with various products and services. Each of these suppliers supply us with different type of products and services and act as single supplier of such products and services.

We rely on two major suppliers to supply us with various products and services, one of them is our subsidiary. Each of these suppliers supply us with different type of products and services and act as single supplier of such products and services.
Termination of relations with one of our major suppliers would adversely affect our operations and revenues.

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

We implemented cyber security controls – which consists of three pillars: prevention, detection and response (data recovery in the event of a cyber breach). We perform an ongoing review of our systems and an annual external review of our cyber security controls and their implementation. However, such cyber security controls may not be able to prevent all unexpected weaknesses. In the event of a cyber-attack, we could experience the corruption or loss of data, misappropriation of assets or sensitive information, including customer information, or operational disruption. This could result in response costs and various financial loss and may subject us to litigation and cause damage to our reputation, for which we may not be covered under our current insurance policies and may lead to substantial loss of revenues.

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

COVID-19 Pandemic

In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During January, February and March of 2020, COVID-19 has spread globally, including in Israel, Europe, and America. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down and quarantine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. We rely, with respect to some of our products, on manufacturers in China. The effects of the COVID-19 may result in such products not being produced and/or shipped to us. In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading, on our operations, collection of our client debt and, its continuous spread and protective measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.

COVID-19 pandemic may have a negative effect on our business in the forthcoming quarters in several spheres ,such as a decrease in purchase of new cars in our markets or a recession in one of our markets .The aforementioned may evolve in different volumes , measures and implications which may not be currently foreseen whereas the COVID-19 pandemic is in its preliminary stage and therefore there are uncertainties surrounding the  implications .As of today,  since the COVID-19 erupted we already had several effects, such as decrease in new installations and in sale of our products.

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

On July 19, 2018 we received two class action lawsuits that were filed against the Company, alleging that the Company violated the Protection of Privacy Law, 5741 – 1981 and the Protection of Privacy Regulations (Data Security) 5777-2017. The plaintiffs  request that the lawsuits will be approved as a class action and allege  that we did not secure customer information properly, as required by the law, and that the lack of information security procedures allowed hacking into the company's website, which caused  exposure of customers sensitive personal information. The lawsuits are yet to be approved as a class action suit. The total amount claimed if the lawsuits are to be approved as a class action were estimated by the plaintiffs to be approximately NIS 600 million (approximately USD 170 million). Our defense against the approval of the class action lawsuits was filed on December 13, 2018.

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

The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 98 base sites that provide complete communications coverage in Israel. Similarly, we have communications coverage in Sao Paulo (27 sites) and Rio (120 sites) , Brazil and Buenos Aires, Argentina. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

Currently most of our base sites in Israel and Brazil and some of our base sites in Argentina operate without local building permits or the equivalent. Although relevant authorities in Israel, Brazil and Argentina have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli  authorities have begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites or the imposition of limitation on erection of new base stations. Should these enforcement measures be imposed upon us in Israel, Brazil or Argentina, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected. In Israel we are in process of achieving compliance with the regulation of our base stations, such process can take several years.

Currency fluctuations may result in valuation adjustments in our assets and liabilities and could cause our results of operations to decline.

The valuation of our assets and liabilities, our revenues received, and the related expenses incurred are not always denominated in the same currency. This lack of correlation between revenues and expenses exposes us to risks resulting from currency fluctuations. These currency fluctuations could have an adverse effect on our results of operations, such currency fluctuations take place in Argentina, Brazil, and Colombia which affects our operation results in these countries. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could cause our results of operations to decline.

RISKS RELATED TO OUR OPERATIONS IN ISRAEL

We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

Our headquarters are located in Israel and most our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. During July-August 2014, Israel was engaged in an armed conflict with a militant group and political party who control the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

We have been declared a monopoly under the Israeli Economy competition Law (formerly known as Restrictive Trade Practices Law, 1988) (the “Israeli Antitrust Law”), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority (under its new name - Competition Authority) may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli Competition authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 100 million (approximately US$29.50 million) or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical US-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli corporate law has undergone extensive revisions in  recent years and, as a result, there is little case law available to assist in understanding the implications of these provisions that govern shareholders’ actions, which may be interpreted to impose additional obligations on holders of our ordinary shares that are typically not imposed on shareholders of US-based corporations.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares has fluctuated in the past, and we expect it will continue to do so, as a result of a number of factors, including:

◾	the gain or loss of significant orders or customers;
◾	recruitment or departure of key personnel;
◾	the announcement of new products or service enhancements by us or our competitors;
◾	quarterly variations in our or our competitors' results of operations;
◾	announcements related to litigation;
◾	changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earnings estimates;
◾	developments in our industry; and
◾	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses to our investors.

Somewhat significant portion of our ordinary shares are held by a small number of existing shareholders and our articles of association provide for a staggered board, which may hinder change of control.

Moked Ituran Ltd. currently beneficially owns approximately 19.58% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling an interest in our company to a third party. In addition, our articles of association provide for a staggered board which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management.

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

We are mainly engaged in the area of Telematics services, consisting of stolen vehicle recovery, fleet management services, connected cars and other tracking services. We also provide telematics products used in connection with our Telematics services and various other applications. We currently primarily provide our services as well as sell and lease our products in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia ,Canada and the United States.

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

We paid the shareholders of Road Track Holding S.L $91.7 million for 81.3% of the company valuing the company at approximately $113 million. Of this, $75.7 million was paid in cash, through a debt facility provided by Ituran’s lending bank. An additional $12 million was paid in our shares (373,489 shares). The remaining $4 million will be paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track Holding S.L who will remain with us through the end of that period. The final consideration paid to the sellers was subject to downward adjustments depending on the full year 2018 performance of the Road Track business. Based on the aforementioned mechanism, during April 2019 an amount of 300,472 shares (approximately valued at $ 11 million) were transferred to our ownership. Based on indemnification provisions we were also compensated in an amount of 1.0 million USD. Following three years of joint operations, we will purchase the remainder of Road Track’s shares at a price based on a valuation that will be made at that time.

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

Principal Capital Expenditures

We had capital expenditures of $ 18.3 million in 2019, $21.4 million in 2018, and $16.3 million in 2017. We have financed our capital expenditures with cash generated from our operations.

Our capital expenditures in 2019, 2018, and 2017  consisted primarily of acquisition of operational equipment for $ 7.1 million, $13.7 million, and $7.3 million respectively.

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

Telematics Services

In 2019, 73 % of our revenues were attributable to our telematics services. As of December 31, 2019 , we primarily provided our services in Israel, Brazil, and other Countries to approximately 610,000, 489,000, and 682,000 subscribers, respectively.

 Following RTH Transaction we have direct agreements with 2 major car manufacturers and our products developed by RTH subsidiary are embedded in the cars or otherwise approved by the car manufacturer. This connection requires us to stand up for the highest car manufacturer automotive standards.

Stolen vehicle recovery services

Our stolen vehicle recovery and tracking services, which we refer to as SVR services, enable us to locate, track and recover stolen vehicles for our subscribers. Our customers include  individual vehicle owners who subscribe to our services directly, car manufacturers and insurance companies that either require their customers to install a security system or offer their customers financial incentives to subscribe to SVR services such as ours. In certain countries, insurance companies directly subscribe to our SVR services and purchase automatic vehicle location products supporting these SVR services from us on behalf of their customers.

Fleet management services

Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2019 , we provided our services to approximately 262,000 end-users through 45,000 corporate customers in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, United States and through distributers in other regions.

Value-added services

The locator services that we offer allow customers to protect valuable merchandise and equipment. We currently provide locator services in Israel, Brazil, Mexico, Colombia, Ecuador and Argentina. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We offer our concierge services to our subscribers in Israel, Argentina, Ecuador, Colombia and Brazil..

"Connected Car"-  The service platform includes a back office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen,. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app and additional related operational, and marketing services, as well as information analysis.”Connected Car’ is operating in Israel, Brazil, Colombia, Mexico, Argentina and Ecuador.

“Usage Based Insurance (UBI) – we have developed a unique product (hardware and software )that measure and analyze the driving behavior in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy . The UBI has already been implemented and marketed by three Israeli insurance companies and we intend to accelerate its marketing and work with additional insurance companies in year 2020.

Telematics Products

In 2019 27 % of our revenues were attributable to the sale of our telematics products. Our telematics products employ short- and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as telematics products.

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

Value-added services

Locator services. Our services allow consumers to protect valuable merchandise and equipment. We provide our locator services in Israel, Brazil  , Ecuador, Colombia ,Mexico and Argentina.

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

"Connected Car".  For additional information on the service, see Item 4.B. – “Information on the Company “- “Business Overview” under the caption “Telematics Services”

Telematics products

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

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual;

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel,	SVR, Fleet Management, Value-added services,including: "Connected Car", UBI	Telematics Products

Brazil, Argentina, Mexico, Ecuador, Colombia	SVR, Fleet Management,	Telematics Products
Value-added services,including:
"Connected Car"

United States	SVR,	Telematics Products
Fleet Management,
Value-added services,including: Asset protection to Auto Lenders

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our telematics services in the countries in which we operate (including through RTH subsidiaries):

■
Israel: We commenced operations in Israel in 1995 and we had approximately 610,000 subscribers as of December 31, 2019. The operations in Israel were expended through M& A transactions with local companies as well as organic growth. We operate throughout Israel in providing services through GPS/GPRS based products and services.

◾
Brazil: We commenced operations in Brazil in 2000 and we had approximately 489,000 subscribers as of December 31, 2019. The operations were expended through M& A transactions with local companies as well as organic growth. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro. However, we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002. We currently provide RF based products and services only in the metropolitan area of Buenos Aires. However, we also operate throughout Argentina in providing GPS/GPRS based products and services.

■	United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States.

■	Mexico: We acquired the operations in Mexico in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services.

■	Ecuador: We acquired the operations in Ecuador in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services.

■	Colombia: We acquired the operations in Colombia in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services.

In all of the abovementioned countries (except of Israel and Brazil) we had approximately 682,000 subscribers as of December 31, 2019.

Customers, Marketing and Sales

We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2017and 2018 no single customer or group of related customers comprised more than10% of our total annual revenues. In 2019 one of our customers comprised 15.8% of our total annual revenues.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2019, our selling and marketing team consisted of 69 employees.

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

Our customers in the SVR market include insurance companies, car manufactures and individual vehicle owners. As of December 31, 2019, we had a total of approximately 1,781,000 subscribers for our SVR services.

Fleet management

Vehicle fleet management systems are primarily marketed through vehicle fleets’ departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2019, we provided our services to approximately 262,000 end users through 45,000 corporate customers and individuals in Israel, Brazil, Argentina, United States, Mexico, Colombia, Ecuador and through distributers in other regions.

Value-added services

“Concierge Services” -Our concierge services are provided to existing SVR customers. A few thousands SMART devices were installed in valuable merchandise and equipment.

"Connected Car"- The service platform includes a back-office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app, and additional related operational, and marketing services, as well as information analysis.” Connected Car’ is operating in Israel, Brazil, Colombia, Mexico, Argentina and Ecuador.

“Usage Based Insurance (UBI)" – we have developed a unique product (hardware and software )that measure and analyze the driving behavior in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy . The UBI has already been implemented and marketed by three Israeli insurance companies and we intend to accelerate its marketing and work with additional insurance companies in year 2020.

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

■
Argentina. Argentina is also a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Argentina are LoJack Corporation, Pointer Argentina S.A., Prosegur S.A. and Megatrans S.A.

■
United States. In the United States, there are several major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Advantage GPS/Procon Analytics, Sarekon GPS, Calamp, Spireon (which also includes SysLocate and GoldStar), PassTime, Guide Point, Icon and I-Metrik SVR.

◾
Colombia is a highly fragmented market.  Basically, main companies operate under the satellite/cellular infrastructure. Our main competitors are LoJack Corporation (under Hunter Brand), Prosegur, SATRACK (Local Company).

◾
Mexico is a highly fragmented market in tracking and satellite location services, in which there are multiple companies dedicated to providing comprehensive satellite tracking, fleet management and vehicle recovery solutions with GPS technology through the marketing of similar devices and technologies to ours, highly specialized in fleet management. The direct competitors are LoJack Corporation, Encontrack S.A. and Pointer Recuperación S.A.

◾	Ecuador highly fragmented market. Basically, main companies operate under the satellite/cellular infrastructure. Our main competitors are Lojack,Tracklink and Carsync.

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

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors in Israel are Pointer, ISR, Traffilog and Skylock; our major competitors in the United States are GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime, Verizon, AT&T, Geotab, Fleet-Complete,Sprint, Zubie, and Spireon; our major competitors in Brazil are Sascar, Zatix, CEABS and AutoTrack;  our major competitors in Argentina are LoJack Corporation, Megatrans SA., Sitrac S.A., American Tracer, Ubicar S.A.,Sky Cop. and Prosegur S.A ,our major competitors in Mexico are LoJack Corporation, Encotrack and Easytrack,our major competitors in Ecuador are Hunter (LoJack Corporation), Tracklink and Sherlock, our major competitors in Colombia are Carlink and Detector..

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

Our stolen vehicle recovery system is based on three main components: (i) a telematics end-unit that is installed in the vehicle, (ii) (for RF technology based  telematics units) a network of base stations that relay information between the vehicle location units and the control center, certain components of which were developed by third parties and are currently licensed to us and (iii) a 24-hour manned control center consisting of software used to manage communications and the exchange of information among the hardware components of the telematics system, certain components of which were developed by third parties and licensed to us.

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

The telecommunication services and frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel – Agencia Nacional de Telecomunicatoes, in Brazil,  Ministerio de Modernizacion in Argentina,  the Federal Communications Commission, in the United States and Ministry of Information Technology and Communications in Colombia.. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the Autoridad Federal de Tecnologias de la Información y las Comunicaciones,in the United States by the Federal Communications Commission, and Ministry of Information Technology and Communications in Colombia. In Mexico, the regulatory authority is the Federal Telecommunications Commission, however, because of the type of services we provide, we are not obligated entities; In Ecuador's case, the regulatory body is the Telecommunications Regulatory and Control Agency; however, we are not subject to either.

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

Our frequency license in Israel was renewed for a term of five (5) years until January 31, 2023. Our frequency licenses in Brazil will expire in 2034. Except in Brazil, we have options to extend all of our frequency licenses for periods ranging from three- to ten-years. A renewal application in Brazil will be submitted 6 months before the frequency license expiration date, to provide us a new license for a period of ten (10) years. In Argentina, on July 15, 1999, the SECOM (Secretary of Communication dependent of Economy Ministry) granted us a license to provide services in a Secondary Band. On December 2015, SECOM was converted into the Modernization Ministry, with ENACOM (National Communication Entity) which is a decentralized entity that works within the scope of the Modernization Ministry.

Nevertheless, our frequency is still authorized, there is new entrant with ENACOM Authorization to provide LTE service. If this entrant starts the activity, we will face an incompatibility situation. We received the authorization from ENACOM to use a 12-month trial in Band 8 902-905/947-950 MHz bands additionally to our current frequencies. During this period, we will perform a test to obtain a definitive authorization.

On December 9, 2016, we were informed that one of the cellular providers in Argentina, which shares some of our frequencies, intends to implement on them 4G cellular service. Such service may cause Interference that may impede the provision of our SVR service in Argentina. We are negotiating with ENACOM to define new frequency which we will migrate into. Subject to the applicable laws, and ENACOM decision, the migration process may take few years, and will be determined by ENACOM

In Israel and Brazil, like our competitors and most cellular operators, we are not in compliance with all relevant laws and regulations in connection with the erection of transmission antennas (our base sites). As of the date hereof, most of our base sites in Israel and Brazil are operating without local building permits. Currently, there is heightened awareness of this issue in Israel, particularly in connection with base sites of cellular providers, and possible sanctions could include fines and even the closure or demolition of these base sites. In Brazil, Brazilian authorities enforce permit requirements and impose penalties for non-compliance with such requirements. However, we do not believe this is likely. Obtaining such required permits may involve additional fees as well as payments to the Land Administration Authority.

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

We are continuously in the process of obtaining the relevant permits required for the construction of our base sites in Israel, however, to date, we have been issued only 15 of these permits (13 of them have expired). With respect to the general permit from Israel’s Land Administration, in 2005 we entered into an agreement with the Israel’s Land Administration, pursuant to which the general permit has been issued to us against an annual consideration based on the date of approval of our base sites. The agreement had expired on December 31, 2010. In the event that the Israel Land Administration claims consideration for the building of the base sites without a permit, we may be subject to penalties and payment of annual consideration for the years of use of those base sites.

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

In Brazil the required permits for the building of our base sites include

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

In Argentina, the installation of an antenna support structure requires the authorization of the owner of the building or the land in which it is intended to be install. The Municipalities regulate through specific Municipal Ordinances are granting urban licenses for our base stations’ installation.

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

We are not in compliance with all relevant laws and regulations in connection with the erection of antennas; some of them in the past were closure by Municipalities. As of the date hereof, most of our base sites operating without local Municipality permits, possible sanctions could include fines and even the closure of those sites. In Argentina authorities enforce permit requirements and impose penalties for non-compliance with such requirements. Obtaining such required permits may involve additional fees as well as payments to Municipality Authority.

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

In Colombia we have to pay 2.2% on the annual gross income generated by the provision of our services to the Ministry of Information Technologies and Communications (MINTIC)  for use of telecommunication spectrum (resolution 0290 MINTIC)  and 0.1% to Commission Regulatory of Communications (CRC) in the same terms (resolution 5807 CRC).

In Ecuador and Mexico there are no levies imposed on our activities.

C.        ORGANIZATIONAL STRUCTURE

 In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with its operations from Tadiran and Tadiran Public Offerings Ltd. In September 2018, we acquired a majority of the shares of Road Track, a telematics company operating primarily in the Latin American region.

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

In 2019 we leased an aggregate of approximately 61,900 square feet of office space in Azour and Holon, Israel. In 2019, the annual lease payments for these facilities were approximately $1,065,000 The initial term of the primary lease (in Azour) expired on March 31, 2013; and we renewed the lease until 2020. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market. We also  lease  2300 square feet  for a warehouse and offices  in Tirat Ha’ Carmel  for  $ 34,000 annually

In Buenos Aires, Argentina, we lease approximately 4,521 square feet for office space for the total amount of $ 33,898 annually, approximately 1,238 square feet for our control center for $ 9,282 annually, approximately 5,253 square feet for our installation center for $ 40,009 annually, approximately 2,121 square feet for our warehouse for $ 15,048 annually, and approximately 862 square feet for our third warehouse for $ 1,709 annually.

In Bogota, Colombia, we lease approximately 9,035 square feet for office space and Operating center for the amount of $ 80,451  annually, and additional 2,403 square feet for Operating center for the amount of $ 19,290  annually.

In Mexico City, Mexico, we lease approximately 3,875 square feet for Corporate Office for the amount of $ 42,000 annually. It is important to note that this amount has increased to USD 7,000 monthly as of 2019. Additionally, we lease a warehouse for the amount of $3,000 annually.

In Sao Paulo, Brazil, we lease approximately 7,535 square feet for Parking lot for the amount of $ 37,000 annually.

In Guayaquil, Ecuador, we lease approximately 7,829 square feet for Warehouse for the amount of $30,000 annually. In Quito, Ecuador, we lease approximately 538 square feet for Warehouse for the amount of $ 30,000 annually. In Cuenca, Ecuador, we lease approximately 538 square feet for Warehouse for the amount of $ 3,399 annually. In Ibarra, Ecuador, we lease approximately 3,875 square feet for Corporate Office for the amount of $ 1,956 annually.

We lease approximately 9,260 square feet for our offices and control center in Florida for an amount of $ 140,000 annually for period of 60 months commencing March 24, 2016 and ending March 23, 2021, subject to a 3% annual increase per year, starting April 1, 2017.

In 2018, we leased approximately 6,754 square feet of office space, stores and warehouse in Brazil for approximately $500,000 annually. The lease agreements will expire and will have to be renewed on August 21, 2020, December 2020, and December, 2026, as applicable to each engagement.

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

Introduction

We believe we are a leading provider of telematics services, consisting predominantly of stolen vehicle recovery, which we refer to as SVR, and tracking services. We also provide telematics products used in connection with our SVR services and for various other applications. We currently provide our services and sell and lease our products  mainly  in Israel, Brazil, Argentina and the United States and since September 2018 also in Colombia, Mexico and Ecuador.

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

In September 2018 we purchased majority  shares of Road Track .Due to the decline in the results of Road Track we performed impairment analysis of intangible assets and goodwill and the combined tests resulted   in impairment of $ 26.2 million which is reduced by $ 6.0 million due to expected decrease of liability to purchase remainder of 18.7% shares of Road Track, which ultimately  resulted in an amount of $ 20.2 million in the net income.(see notes 9,10 &16 to the Consolidated Financial Statements).

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

Geographical breakdown

Telematics services’ subscriber base

The following table sets forth the geographic breakdown of subscribers to our telematics services as of the dates indicated:

	As of December 31,
	2019	2018	2017
Israel	610,000	551,000	501,000
Brazil	489,000	555,000	438,000
Others	682,000	664,000	221,000

Total(1)	1,781,000	1,770,000	1,160,000

(1) All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2019		2018(2)		2017
	In USD, in Millions
	Telematics services	Telematics products	Telematics services	Telematics products	Telematics services	Telematics products
Israel	77.6	32.5	72.0	44.2	69.2	47.3
Brazil	85.1	12.9	86.3	4.6	85.1	4.4
Others	42.0	29.2	23.1	23.2	15.5	13.2
Total(1)	204.7	74.6	181.4	72.0	169.8	64.9

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

Financing expenses (income), net

Financing income (expenses),net ,include, inter alia ,short-term and long-term interest expenses, financial commissions , income (expenses) in respect of changes in obligation to purchase non-controlling interests ,and gains (losses) from currency fluctuations from the translation of monetary balance sheet items denominated in currencies other than the functional currency of each entity in the group ,gains ( losses) in respect of marketable securities and expenses related to tax positions.

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

Revenues were recognized when delivery has occurred and, where applicable, after installation has been completed, there was persuasive evidence of an arrangement, the fee was fixed or determinable and collection of the related receivable was reasonably assured and no further obligations existed. In cases where delivery has occurred, but the required installation has not been performed, we did   not recognize the revenues until the installation was completed.

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

As of December 31, 2019, we had four reporting units that include goodwill (two in 2017 and in 2018). We completed the assignment of goodwill resulted from the acquisition of Road Track and allocated two new reporting units.

We performed a qualitative assessment for two reporting units as of December 31, 2019 and 2018, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.We also performed impairment test for two reporting units related to Road Track which resulted in a recorded goodwill  impairment in the amount of $12.3 million (see note 10 to the consolidated financial statements).

2.
Intangible assets with finite lives (as of December 31, 2019, the balance of intangible assets consist of customer relationship, technology and others) are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As a part of the acquisition of Road Track described in Note 3 to the consolidated financial statements, we got control over intangible assets in a fair value of approximately US$ 38,583 thousand.

As of December 31, 2019, the intangible assets are amortized over a period of  3 to 6 years. In year 2019 we recorded an impairment of intangible assets in the amount of $ 13,862 thousand (see note 9 to the consolidated financial statements).

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

	Year Ended December 31,
	%
Consolidated statements of operations data:	2019	2018	2017
Revenues:
Telematics services	73.3	71.6	72.3
Telematics product	26.7	28.4	27.7

Total Revenues	100	100	100
Cost of Revenues:
Telematics services	32.3	27.8	25.7
Telematics products	21.0	21.9	23.4

Total cost of revenues	53.3	49.7	49.1

Gross profit	46.7	50.3	50.9
Operating Expenses:
Research and development expenses	5.0	2.4	1.3
Selling and marketing Expenses	4.6	4.5	5.2
General and administrative expenses, net	19.7	18.8	20.2
Impairment of goodwill
Impairment of intangible assets and other expenses (income), net	4.9	(0.1)	(0.1)

Total operating expenses	38.6	25.6	26.6
Operating Income	8.1	24.7	24.1
Financing income (expenses), net	0.2	0.3	(0.4)
Other income (expenses), net	-	5.1	-

Income before income tax	8.3	30.1	23.7
Income tax	(4.4)	(6.8)	(7.5)
Share in gains (losses) of affiliated companies, net	(1.1)	1.7	3.6

Net income for the year	2.8	25.0	19.8
Less: net income attributable to non-controlling interests	0.3	(1.0)	(1.1)

Net income attributable to company stockholders	2.5	24.0	18.7

Analysis of our Operation Results for the Year ended December 31, 2019 as compared to the Year ended December 31, 2018
(Please take into consideration that 2018 operation results include RTH Results from the closing date, September 13, 2018)

Revenues

Total revenues increased from $253.3 million in 2018 to 279.3 $million in 2019 or 10.3%. This increase consisted of an increase of $ 23.4 million from subscription fees from our telematics services and an increase of $ 2.6 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $ 23.4 million from $181.4 million in 2018, or 13 % to $ 204.7 million in 2019 mainly due to an increase in our average annual number of subscribers from  1,475,000 in 2018 to 1,776,000 in 2019 including due to RTH transaction. However, this increase was offset by the negative impact of exchange rate fluctuations of non-US dollar revenue in an amount of approximately $10.5 million. If the negative impact of the exchange rate fluctuation wasn’t accounted, our revenue would increase by $ 33.93 million or 18.6%.

Telematics products segment

Revenues in our telematics products segment increased from $ 72.0 million in 2018, to74.6 $   million in 2019 or 3.6%. This increase of     $ 2.6 million is primarily due to expanding our business activities following RTH acquisition and consolidating RTH Financial Statements. However, this increase was offset by decrease in sales in the Israeli market, as well as, by a negative impact of exchange rate fluctuations of non-US dollar revenue in an amount of approximately $ 0.2 million. If the negative impact of the exchange rate fluctuation wasn’t accounted, our revenue would increase by $ 2.8 million or 3.9%.

Cost of revenues

Total cost of revenues increased from $ 126.0 million in 2018, to 148.8 in 2019 or 18.1%. This increase consisted of an increase of $ 19.8 million in the Telematics services segment and an increase of $ 3.0 million in the telematics product segment. As a percentage of total revenues, cost of revenues increased from 49.7% in 2018 to 53.3% in 2019.

Telematics services segment

Cost of revenues for our Telematics services segment increased from $ 70.3 million in 2018, to $ 90.2 million in 2019 or 28.2%. This increase was primarily due an increase in salary expenses of approximately $ 12.9 million, depreciation expenses of $ 1.3 million and as a result of consolidating RTH expenses, which all abovementioned were offset by effect of exchange rate fluctuations in an amount of approximately $ 5.0 million. As a percentage of total revenues for this segment, cost of revenues increased from 38.8% in 2018 to 44.0% in 2019.

Telematics products segment

Cost of revenues for our telematics products segment increased from $ 55.7 million in 2018, to $ 58.7 million in 2019 or 5.4%. This increase was mainly due to the increase in our products’ sales following RTH acquisition. As a percentage of total revenues for this segment, cost of revenues decreased from 77.4 % in 2018, to 78.6% in 2019 mainly due to a change in the mixture of products sales.

Operating expenses

Research and development

Our research and development expenses increased from $ 6.2 million in 2018 to $ 13.9 million in 2019. As a percentage of total revenues, research and development expenses increased from 2.4 % in 2018 to 5.0 % in 2019 mostly due to RTH acquisition.

Selling and marketing

Our selling and marketing expenses increased from $ 11.3 million in 2018 to $ 12.8 million in 2019. As a percentage of total revenues, selling and marketing expenses increased from 4.5 % in 2018 to 4.6 % in 2019.

General and administrative

General and administrative expenses increased from $47.7 million in 2018, to $ 55.2 million in 2019 or 15.7%.

The increase was mainly due to RTH contribution in an amount of $8.0 million, and an increase in salary expenses of approximately $ 1.4 million. The abovementioned were offset primarily by the effect of exchange rate fluctuations in amount of $ 2.6 million. As a percentage of total revenues, general and administrative expenses increased from 18.8% in 2018 to 19.7 % in 2019.

Impairment of goodwill

Due to the existence of various negative factors during the second half of year 2019, it was determined that impairment test as of December 31 ,2019 is required. Accordingly, we (using the assistance of third-party appraiser) preformed impairment test for the goodwill and intangible assets. As a result, we recorded a goodwill impairment in the amount of $12.3 million primarily due to decline in current and future forecast results of Road Track. No impairment was required in year 2018.

Impairment of intangible assets and Other expenses (income), net

An impairment of intangible assets in an amount of $ 13.9 million and other income of $0.2 million in 2019 compare to no impairment and $0.3 million other income during 2018.

Operating income

Total operating income decreased from $ 62.4 million in 2018, to 22.7 in 2019 or (63.7%). This decrease of approximately $ 39.7 million reflects decrease of $ 30.8 million in the operating income in the telematics service segment and a decrease of $ 8.9 million in the operating income in the telematics products segment.

Telematics services segment

Operating income in our telematics services segment decreased from $56.9 million in 2018 to $ 26.1 million in 2019, or 54.2%. This decrease was mainly attributed to the impairment of $ 20.3 million and the effect of the exchange rates fluctuation of $ 3.9 million.

Telematics products segment

Operating income (loss) in our telematics products segment decreased from $ 5.5 million in 2018 to $ )3.4 (million    in 2019. This decrease in the operating income was primarily due to the impairment of $ 6 million and the change in the product sales mixture.

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

Financing income, net

Financing income, net, was $ 0.7 million in 2018 compared with an income of $ 0.6 in 2019.

Income Tax

Income Tax expenses decreased from $ 17.3 million in 2018, to $ 12.2 million in 2019 or 29.2%.  As a percentage of income before tax, income tax expenses increased from 22.7% in 2018 to 52.7% in 2019 primarily due to:

1.	In 2018 we recorded nontaxable income in amount of $14.7 million related to RTH Transaction.

2.	We recorded an (non- deductible for tax) impairment in goodwill and intangible assets in 2019 in an amount of $ 20.2 million related to RTH transaction.

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

Telematics services segment

Revenues in our telematics services segment increased by $ 11.6 million from $169.8 million in 2017 to $181.4 million in 2018, or 6.8 % mainly due to an increase in our average annual number of subscribers from 1,110,000 subscribers in 2017 to 1,475,000 in 2018. However, this increase was offset by the negative impact of exchange rate fluctuations of non-US dollar revenue in an amount of approximately $ 28 million. If the negative impact of the exchange rate fluctuation wasn’t accounted, our revenue would increase by $ 39.6 million or 23.3%.

Telematics products segment

Revenues in our telematics products segment increased from $ 64.9 million in 2017 to $ 72.0 million in 2018, or 10.9% .This increase of $ 7.1 million is primarily due to expanding our business activities following RTH acquisition and consolidating  RTH  Financial Statements. However, this increase was offset by decrease in sales in the Israeli market, as well as, by a negative impact of exchange rate fluctuations of non US dollar revenue in an amount of approximately $ 0.5 million. If the negative impact of the exchange rate fluctuation wasn’t accounted, our revenue would increase by $ 7.6 million or 11.7%.

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

Other income, net (non-operational)

In 2018, as a result of the acquisition of RTH, the Company gained control over the affiliated companies and started to consolidate their financial statement. Following the abovementioned, the Company recorded a one-time gain in the amount of approximately $14.7 million from measurement of the previous investment in those affiliated companies at the acquisition date to fair value.

In 2017 there were no other income as stated.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in  2017, 2018 and 2019, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years  2017, 2018 and 2019 we derived approximately  14.6%, 19.8%  and 29.3% of our revenues in dollars and other currencies,  47.9%, 45.9% and 40.0  % in NIS, 37.5%, 34.3% and 30.7% in Brazilian Reals. In fiscal years  2017, 2018 and 2019 ,  20.4%,16.6%  and 33.4  % of our expenses were incurred in dollars and other currencies, 51.5%,58.9 % and 42.50% in NIS and  28.1%,  24.5% and 24.1% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2019, accumulated other comprehensive income decreased by $ 4.1 million as compared to the year 2018. In 2018, accumulated other comprehensive income decreased by $12.8    million as compared to the year 2017. In 2017, accumulated other comprehensive income increased by $4.2    million as compared to the year 2016.

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

	Year Ended December 31,
	2017		2018		2019
	Actual	At 2016 exchange rates (1)	Actual	At 2017 exchange rates (1)	Actual	At 2018 exchange rates (1)
	(In thousands of US$)
Revenues	234,636	221,925	253,335	267,398	279,332	289,676
Gross profit	119,384	113,369	127,328	134,854	130,518	135,730
Operating income	56,535	52,838	62,378	67,340	22,654	25,419

(1) Based on average exchange rates during the period. Those columns are Non GAAP information

Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that mainly qualify as hedging transactions under ASC Topic 815, “Derivatives and Hedging”, the results of which are reflected in our income statements as revenues or cost of revenues. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our revenues, cost of revenues, gross profit and operating income to fluctuate.

B.          LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily from cash and cash equivalents generated from operations. As of December, 31  2017  2018 and 2019, we had $ 40.5  million, $53.3 million and $ 54.3 million in cash and marketable securities and $71.4 million, $84.2million and $73.1 million in working capital, respectively. We hold our cash and cash equivalents in US dollars or the local currency of their location.

As of December, 2019 we had a long- term loan from an Israeli bank at the amount of $ 49.8  million and a short term loans at the amount of $ 18.1  million. As of December 31,  2017 2018 and 2019, we also had  $ 0.8  million , $ 3.8 million and $4.1 million respectively, available to us under existing lines of credit. As of December 31,  2017, we did not utilize our lines of credit. As of December 31, 2018, we utilized $ 1.9 million from our line of credit and as of December 31,  2019 we did not utilize our line of credit.

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

As of December 31,  2017, 2018  and 2019 we had long-term liabilities of, $14.1 million , $14.8 million and $   17.0  million respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $9.6    million, $9.5 million and $11.5 million as of December 31,  2017, 2018 and 2019 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

In Argentina, new economic Policies related to the external sector have been in effect since August 2019, motivated by the liabilities in dollars and the inability of the Government to deal with it in the initially agreed terms. These measures were initially taken by the outgoing Government and then deepened by the new elected Government that began on December 10, 2019. The following regulations currently apply:

1. Currency market
a. Individuals  can only acquire dollars for savings, in the amount of US $ 200 per month. On this purchase applies 30% taxes. It applies for all abroad and tourism expenses also.
b. Companies are not allowed to acquire dollars.

2. Imports:
a. The Information System called SIMI is maintained. Imports and their payments require prior authorization from the government.
b. Payment for the importation of services also requires authorization from the government.
c. Both types of imports (goods and services) require compliance with Transfer Pricing Report and other tax regulations.

3. Income Tax and Dividends:
a. Payment of dividends to shareholders abroad requires prior authorization from the Central Bank.
b. The Corporate Income Tax rate remains at 30% for 2019 and 2020 fiscal years. The reduction to 25% was postponed  for fiscal year 2021.
c. On  dividends originated  7% tax  will be withheld as shareholders Income Tax.

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

In Mexico, All Mexican employers, whether individuals or entities, are required to calculate and pay mandatory profit- sharing payments to employees within 60 days following the filing of their annual Mexican tax return. The obligation for employers to make such payments is based on the legal provisions in Section IX of Article 123 of the Political Constitution of the United Mexican States, which establishes that employees shall have the right to participate in their employer’s profits in the amount of 10% of such employer’s taxable income. As such, the following types of employees have the right to receive profit sharing payments: (a) permanent employees hired to carry out normal, long-term work for an employer, without regard to the number of days worked during the January 1 through December 31, 2019 fiscal year; (b) eventual permanent employees who have worked for an employer fewer than 60 days, whether continuously or sporadically, during the fiscal year referred to above; (c) former employees who have the right to claim profit sharing payments, when such rights have not lapsed.

Following the revision of our dividend policy in 2012, we declared and paid regularly quarterly dividends in  2017,  2018 and 2019.

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

In 2019 we declared and paid such dividends as follows

In May 21, 2019 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on July 3, 2019, with respect to the first quarter of 2019. On August 28, 2019 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on October 10, 2019, with respect to the second quarter of 2019. On November 25, 2019 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on January 9, 2020, with respect to the third quarter of 2019. On March 4, 2020 we declared a quarterly dividend in the amount of $5 million, which was paid (net of taxes at the rate of 25%) on April 7, 2020 with respect to the fourth quarter of 2019.

Until the RTH Transaction, we have repurchased  2,507,314 of our shares, out of these shares 373,489 shares were resold as part of the consideration in the RTH Transaction. As part of the RTH Transaction price adjustment 300,472 shares were returned to us in April 2019. As part of implementation of our Board of Directors decision of 25 million USD share repurchase program, our wholly owned subsidiary  executed agreements pursuant to Rule 10b-5 and Rule 10b-18  to commence from July 10 th 2019.The agreement was terminated on December 31,2019 .

Share repurchases were funded by our wholly owned subsidiary with available cash. Repurchases of the Company's ordinary shares will be made based on Rule10b-18 terms. As of December 31,2019 we purchased 227,828 of our shares for approximately $ 6 million .

As of the date of this report the updated quantity of treasury shares is 2,662,125 (including the aforementioned 227,828 shares which are entitled to dividend distributed).

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2019	2018	2017
	(In thousands)

Net cash provided by operating activities	59,679	53,264	43,907
Net cash used in investing activities	(18,287)	(84,854)	(14,685)
Net cash provided by (used in) financing activities	(38,927)	49,769	(24,266)
Effect of exchange rate changes on cash and cash equivalents	101	(3,687)	863
Net increase in cash and cash equivalents	2,566	14,492	5,819

Years ended December 31, 2019, December 31, 2018 and December 31, 2017

Net cash provided by operating activities

Our operating activities provided cash of $43.9 million in 2017, $53.3 million in 2018 and $59.7 million in 2019.

The increase of approximately $   6.4   million in cash from operating activities in 2019 as opposed to 2018 was due primarily to:

- A decrease of $ 4.5 million in account receivables.

Net cash used in investing activities

Net cash used in investing activities in 2019 in an amount of approximately $ 18.3 million, included capital expenditure in the amount of $ 18.3 million.

Net cash used in investing activities in 2018 in an amount of approximately $84.9 million, includes acquisition of subsidiary in the amount of $69.0 million and capital expenditure in the amount of $ 21.7 million.

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

Net cash provided by (used in) financing activities

Net cash used in by financing activities in 2019 in an amount of approximately $  38.9  million consisted primarily of a repayment of short and long term credit from financial institution in amount of $ 11.1 million, cash dividend payment in an amount of approximately $ 19.8  million and a cash dividend payment in an amount of approximately $  2.0   million paid by our subsidiary to the non- controlling interests and an acquisition of our shares for $ 6 million.

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

Expenditures for research and development activities undertaken by us were approximately $ 13.9 million in 2019, $ 6.2 million in 2018, and $ 3.2 million in 2017.

D.          TREND INFORMATION

COVID-19 pandemic may have a negative effect on our business in the forthcoming quarters in several spheres ,such as a decrease in purchase of new cars in Israeli market ,a slowdown in the insurance business in Brazil or a recession in one of our markets .The aforementioned may evolve in different volumes , measures and implications which may not be currently foreseen whereas the COVID-19 pandemic is in its preliminary stage and therefore there are uncertainties surrounding the  implications .As of today,  since the COVID-19 erupted we already had several effects, such as decrease in new installations and in sale of our products. The aforementioned should be deemed as a forward-looking analysis under Section 21E of the Securities Exchange Act and Section 27A of the Securities Act,1933.

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

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2019:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases	12,777	4,179	3,731	2,471	2,396
Purchase Obligations	2,695	2,695	-	-	-
Obligation to purchase non-controlling interests	11,743	-	11,743	-	-
Long – term debt obligations	67,913	18,110	36,220	13,583	-
Total	95,128	24,984	51,694	16,054	2,396

G.           SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	73	President and director
Yehuda Kahane	75	Director
Ze’ev Koren	75	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	67	Director
Eyal Sheratzky	51	Co-Chief Executive Officer and Director
Nir Sheratzky	48	Co-Chief Executive Officer and Director
Gil Sheratzky	42	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	46	Director and an independent director
Yigal Shani	75	Director
Israel Baron (1)(2)(3) +	66	External Director
Gidon Kotler (1)(2)(3)	79	External Director
Tal Sheratzky- Jaffa	42	Director and an independent director
Ami Saranga	56	Deputy Chief Executive Officer
Eli Kamer	53	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	54	General Counsel
Udi Mizrahi	48	Deputy Chief Executive Officer International Operation and VP of Finance

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

Yoav Kahane  Yoav Kahane has served as director of our company since 1998. Mr. Kahahe is serving as Chief Business Officer of PrintCB, developer and manufacturer of copper ink for Printed Electronics. During 2015-2019 Mr. Kahane has co-founded and served as the Chief Executive Officer of Spot-On Therapeutics Ltd., a startup company that develops a non-invasive brain stimulation technology for the treatment of balance disorders, falls prevention and ADHD. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences from Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.

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

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board’s committees. Mr. Baron served as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd from 2009 until 2017. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel. Israel Baron was reelected on December 21, 2017 for additional 3-year term to serve as external director.

Gidon Kotler is an external director of our company. He was nominated on April 30, 2014. Prior to his retirement on 2016, Mr. Kotler has been serving as the assets manager of Strauss-Group Ltd., one of Israel’s largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center’s management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010. On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2017).. On December 12, 2019, an annual general shareholders meeting approved additional extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2020).

Ms. Tal Sheratzky -Jaffa was appointed as a member of the board and serves as a Class A director until December 28, 2019). Ms. Sheratzky-Jaffa is a Strategy and Development Manager at Reality Investment Funds, Israeli value-add real estate fund. Prior to joining Reality Investment Funds, Ms. Sheratzky-Jaffa was a Partner at the Israeli law firm Amit, Pollak, Matalon and Co., specializing in the fields of investment funds, mergers and acquisitions, high-tech and corporate governance, and an associate at the New York offices of the US law firm Akin Gump Strauss Hauer & Feld. Ms. Sheratzky-Jaffa holds LL.M degree from Columbia University (New York), LL.B from Haifa University and B.A (economics) from Haifa University, and is a member of the Israeli Bar Association and the New York State Bar. Ms. Sheratzky-Jaffa is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the daughter of Efraim Sheratzky.  Ms. Sheratzky – Jaffa was elected, on December 12, 2019,  in  annual general shareholders meeting, to serve as director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Our articles of association provide for staggered three-year terms for all of our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Nir Sheratzky, Yigal Shani and Yehuda Kahane (class B), who were re-elected on November 9, 2017; Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 12, 2018; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa and Yoav Kahane (class A), who were re-elected on December 12, 2019. This classification of the board of directors may delay or prevent a change of control of our company.

On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2017), which was extended to additional term of three years commencing on April 30,2020. On December 21, 2017, an annual general and special shareholders meeting approved the re-election of Mr. Israel Baron, our external director, for additional three years.

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

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2019 was approximately $261,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item 6.C - Board Practices under the caption “External directors” below. Our audit committee and board of directors approved compensation for Mr. Ze’ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2019, we paid the sum of NIS   446,000 (approximately $ 125,000) to our external directors, NIS 200,000  (approximately $ 56,000 ) to Mr. Ze’ev Koren, NIS   168,000  (approximately $  47,000) to Mr. Yoav Kahane, NIS 116,000  (approximately $  32,000 ) to Ms. Tal Sheratzky-Jaffa.

We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate costs to the Company of the compensation to our Co-Chief Executive Officers in 2019 were $ 2.9 million. The aggregate compensation paid to all of our officers as a group during 2019 was approximately $ 10   million. In 2019 we paid an aggregate amount of $ 62,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our 5 highest paid officers in 2019 according to our 2019 financial reports:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	756	-	-	-	1,086	-	1,842
Eyal Sheratzky (Co-Chief Executive Officer)	588	-	-	-	884	-	1,472
Nir Sheratzky (Co-Chief Executive Officer)	588	-	-	-	884	-	1,472
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)	417	-	-	-	631	-	1,048
Ami Saranga (Deputy Chief Executive Officer)	-	209	48	29	112	-	398

Total of our 5 highest paid officers	2,349	209	48	29	3,597		6,232

During 2019, we set aside $547,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2019, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below.

On November 9, 2017 our annual general meeting of shareholders approved the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky for a period of additional three years.

Such agreements were extended subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors on April20  , 2020.

For further details concerning such terms of service, please see Item 7.B – Related Parties Transactions under the caption “Transactions with our directors and principal officers.”

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee. In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2019, we paid a total of $  720,000 to our officers and employees pursuant to the above bonus schemes..

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

Our general shareholders meeting approved our compensation policy for office holders on October 31, 2013, and on November 7, 2016 and later on December 12,2019 approved a renewal and several minor amendments in our compensation policy (in order to reflect several changes in Israeli Company Law). The policy applies to office holders of the Company (see definition above), who serve as the Company’s President, Chief Executive Officer(s) and other executives who are deemed office holders of the Company, as well as office holders of the Company’s Israeli wholly owned subsidiaries, provided they report to the chief executive officer. The policy also applies to directors of the Company.

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

We are incorporated in Israel and are therefore subject to the provisions of the Israeli Companies Law, including certain corporate governance provisions. Our ordinary shares are listed on the Nasdaq Global Select Market (Our shares were delisted from the Tel Aviv stock exchange on May 25, 2016, for additional information see Item 9.A – Price History of Our Shares), and we are therefore subject to certain provisions of the Israeli securities laws, the U.S. securities Laws and the Nasdaq listing rules. See also Item 16.G. – Corporate Governance below for additional information concerning our compliance with the Nasdaq listing rules and exemptions therefrom.

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

◾
Such majority includes at least the majority of the shares held by all non-controlling shareholders or those having personal interest in the nomination, except personal interest which is not resulting from connections with controlling shareholders, present and voting at such meeting; or

◾
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

Mr. Israel Baron is now serving his sixth term as an external director of the Company, who was reelected on of December 21, 2017 for a term of 3 years. Mr. Gideon Kotler was appointed on April 30, 2014 by an extraordinary shareholders meeting as our new external director, following the death of our former external director, Dr. Orna Ophir, in January 2014 and was reelected by our general shareholders meeting on December 28, 2016, for his second term, of additional 3 years term starting from April 30, 2017,which was later extended for additional term of three years beginning April 30,2020.

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

Internal auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be:

◾	a person (or a relative of a person) who holds more than 5% of the company’s shares or voting rights;
◾	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
◾	an executive officer, director or other affiliate of the company; or
◾	a member of the company’s independent accounting firm.

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

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2019	2018	2017
By area of activity:
Control Center	552	532	460
Research and Development	154	162	51
Sales and Marketing	69	45	104
Technical support and IT	467	652	346
Finance, Administration and Management	380	385	260
Private enforcement and operations	1,143	1,236	366
Manufacturing	143	160	131
Total	2,908	3,172	1,718

By geographic location (out of total):
Israel	863	855	843
Brazil	884	990	694
Argentina	211	263	146
United States	38	34	35
Mexico	416	473	___
Ecuador	314	345	___
Colombia	182	212	___

Total	2,908	3,172	1,718

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

All of our employees in Brazil, excluding the chief executive officer, some directors (VPs) and two managers, are represented by a labor union and the employees’ mandatory contributions to their union are paid by us. The law no. 13.467/2017, which entered into force on November 11, 2017, made the labor union contribution optional (i.e., discounted only upon the employees’ consent).

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

Argentine law generally requires severance pay equal to one month per year of service upon the termination of employment without a justified cause.

On 12/13/2019 the new Government issued the Decree No. 34/2019, which doubles the amount of compensation for severance without justified cause, initially governing for the term of 180 days.

Argentine employers are also required to contribute for the following items: (a) Pension funds 20.70% (b) health insurance for employees 6% (c) occupational accident insurance 1.70%; and (d) Retirement fund insurance 3.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them.

United States

We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

Mexico

The hiring of employees in Mexico is subject to the regulations of the Federal Labor Law, the Social Security Law, the Infonavit Law, the Income Tax Law, Afore, and Infonacot In these laws both workers and employers have obligations and rights ; the percentage corresponding to the employer is 40% in Payroll and Employee Tax depending on their level of income. The working relationship between employer and employee is regulated by the Individual work contract  In Mexico we have several modalities of types of Labor Contract, according to the permanence and type of contract, example: Contract for a Determined Time, Permanent Contract, and Contract for Determined Work. In these Contracts the conditions of the work are specified. Within our company we also have working relationships through outsourcing, where our employees have the same rights and obligations and adhere to the same internal and legal guidelines. Contract terminations without cause by the employer require the payment of 3 months' salary as a concept of damages.

Ecuador

Our employees in Ecuador are subject by the Ecuadorian Labor Code. The Labor Code provides for a 40-hour work week, 15 calendar days of annual paid vacation, restrictions and sanctions for those who employ child labor, general protection of worker health and safety, minimum wages and bonuses, maternity and paternity  leave, and employer-provided benefits. The 2008 Constitution bans child labor, requires hiring workers with disabilities, and unpaid internships are not permitted in Ecuador. The law also mandates that employees’ thirteenth and fourteenth month bonuses, which are required by law, be paid in installments throughout the year instead of in lump sums. Employees have the option to opt out of this change and continue to receive the payments in lump sums. The law eliminates fixed-term employee contracts and replaced them with indefinite contracts, which shortens the allowable trial period for employees to 90 days. The Law for Labor Justice and Recognition of Work in the Home, which included several changes related to labor and social security, took effect in April 2015. Workers in the private sector have the constitutional right to form trade unions and local law allows for unionization of any company with more than 30 employees. Private employers are required to engage in collective bargaining with recognized unions. The Labor Code provides for resolution of union´s conflicts through a tripartite arbitration and conciliation board process. The Code also prohibits discrimination against union members and requires that employers provide space for union activities.

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

The following sets forth, as of April 21, 2020 the share ownership of our directors and executive officers listed in Item 6.A above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be..

Name of Director/Officer (1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership (3)
Izzy Sheratzky(4)	4,077,317	19.59
Professor Yehuda Kahane (5)	1,451,137	6.97
Zeev Koren	-	-
Efraim Sheratzky (6)	240,508	1.16
Yigal Shani (7)	246,552	1.18
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Tal Sheratzky- Jaffa	*	*
Israel Baron	-	-
Gidon Kotler	*	*
Ami Saranga	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	-	-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
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

(3)	Amounts in this column are based on 23,475,431 ordinary shares outstanding as of April 21, 2020, less 2,662,125 treasury shares held by us.
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

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of April 21, 2020, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

	Number of
	Ordinary
	Shares
	Beneficially
Shareholder	Owned	% Voting
Moked Ituran Ltd. (1)*	4,075,952	19.58
All directors and executive officers as a group (2)	4,140,319	19.89
Vulcan Value Partners (3)	1,668,154	8.01
FMR LLC. (4)	1,844,888	8.86
Renaissance Technologies LLC. (5)	1,430,100	6.87
Treasury shares*	2,662,125

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
(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC (“Vulcan”) on February 14, 2020 . According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company’s securities that are the subject of Form 13G. As of April 21, 2020, Vulcan Value Partners Small Cap Fund, an investment company advised by Vulcan, owned 9.56% of the outstanding shares of the Company.
(4) The information presented herein is based on Form 13G filed by FMR LLC. (“FMR”) on February 7, 2020. According to the information presented on such Form 13G, the shares are beneficially owned by members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by FMR on February  7,  2020 .
(5) The information presented herein is based on Form 13G filed by Renaissance Technologies LLC. (“RTC”) on February 13, 2020 . According to the information presented on such Form 13G, the shares are beneficially owned by RTC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by RTC on February 13, 2020.

As of April 20, 2020, we had a total of 920 shareholders (including the Depository Trust Company) of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* On December 26, 2017, we filed a registration statement on F-3 Form for Moked Ituran shares and our treasury shares. On January 9, 2018, our registration statement for Moked Ituran shares and our Treasury shares became effective.

B.          RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky a director of the company and a shareholder of Moked, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked. We pay an annual aggregate amount of NIS 1,043,000 or $  293,000  , for our basic insurance policies and NIS  1,491,000 , or $  418,000 for our directors’ and officers’ insurance policy. During 2019 Tzivtit Insurance Agency was entitled to commissions in an aggregate amount of NIS 465,000 or $ 130,000 which is paid by the insurance company on account of these policies.

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

Our general meeting of shareholders has also approved on January 28, 2014 the procurement from time to time of directors’ and officers’ insurance policies covering the liability of office holders, including controlling persons and their relatives, who serve at the Company and its subsidiaries from time to time, under the following terms: (a) the principal terms of the D&O insurance policies shall not materially deviate from the terms of our current directors’ and officers’ insurance policy; or (b) to the extent that the Company shall desire to procure a D&O insurance policy, which a material term thereof adversely deviates ( from our company’s point of view) from the terms of the current policy, then our company’s board of the directors shall confirm that, notwithstanding such deviation, our procurement of such policy is compatible with market terms and does not materially affect our profitability, assets or liabilities..

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $ 63,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from the fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amounts paid to A. Sheratzky according this new service agreement in  2017, 2018 and  2019 were approximately $ , $ 3,202,000, $ 2,859,000 and $  2,136,000         respectively (the numbers include 17% value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $ 49,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in  2017, 2018 and 2019 was approximately  $ 2,337,000, $ 2,224,000 and $  1,707,000  respectively (the number includes value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $ 49,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in 2017 2018 and 2019 was approximately, $ 2,312,000 , $ 2,208,000 and $ 1,707,000 respectively (the number includes value added tax)..

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $ 35,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months’ advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com’ and/or company’s secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2017,  2018 and 2019 according to this new service agreement, were approximately $ 1,379,000, $ 1,039,000 and $  1,051,000  respectively (the numbers include value added tax).

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

The aforementioned agreements were extended on April 20 , 2020 (commencing as of February 1,2020) subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors.

All agreements mentioned above are in compliance with our amended compensation policy as approved on November 7, 2016 and re approved on December 12, 2019, by the Company’s general meeting of shareholders, which sets forth the principles of our office holders’ compensation. On November 9, 2017 our shareholders general meeting approved the aforementioned agreements for an additional three years.

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

In 2019 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements.

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2019:
	(In US$ thousands)
Izzy Sheratzky	1,085,706	(75,747)	75,747	1,085,706
Eyal Sheratzky	883,714	(58,914)	58,914	883,714
Nir Sheratzky	883,714	(58,914)	58,914	883,714
Gil Sheratzky	631,225	(42,082)	42,082	631,225

For the full-service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.9-4.12(a) attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $ 4,000, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice. The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2017, 2018, 2019 were approximately, $ 65,000, $ 61,000 and $ 62,000 - respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In  2017, 2018 and 2019 , Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately,  NIS 64.2 Million (or $17.8 Million), NIS 71.7 Million (or $ 19.9 Million) and NIS 51.6 Million (or $ 14.5 Million).respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Material Legal Proceedings

On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavorable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue. The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue. On March 15, 2016, we have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on Sept. 2016 we filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. On April 3, 2017 the judge analyzed our request and granted the accounting report by a court – appointed expert. The expert filed his report and we are currently waiting for the first level Judiciary venue.Case is still pending. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, as the assessment is based on wrong assumption, since offsetting proceedings did not have any tax effect and the chances of our success are more likely than not. As of December 2019, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$12.6 million (approximately US$ 3.15 million).

On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on December 2019 to R$ 3,507,000 (approximately US$ 870,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on December 2019 amounts to R$ 5,235,000 (approximately US$ 1,298,000), to FUST tax assessment for the year 2010 which including interest and penalties, on December 2019 amounts to R$ 3,656,000 (approximately US$ 907,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on December 2019 amounts to R$ 3,646,073 (approximately US$ 905,000). Due to such last tax assessment, in December 2019, the aggregate amount claimed by Anatel increased to approximately R$ 16.044 million (approximately US$ 3.98 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014, our defense for the year 2011 (and January 2012) was filed on February 2016 and our Defense for the year 2012 was filed on February 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUST claims.

On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on December 2019 amounts to R$ 1,444,778 (approximately US$ 358,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 2019 amounts to R$ 979,582 (approximately US$ 243,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 2019 amounts to R$ 964,984 (approximately US$ 239,000), to FUNTELL tax assessment for the year 2010 which including interest and penalties, on December 2019  amounts to R$ 1,358,133 (approximately US$ 337,000) and 2011 which on December 2019 amounts to R$ 1,354,337 (approximately US$ 336,000) including interest and penalties. Due to such last tax assessment, on December 2019 the aggregate amount claimed by Anatel increased to approximately R$ 6.10 million (approximately US$ 1.51 million). The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. On March 27, 2018 the Administrative published a decision which rejected our defense for year 2011 and we filed an appeal. We are currently awaiting the Administrative decisions in several level on all the aforementioned FUNTELL claims.

On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 87 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. Hearing for first stage, i.e. whether claim will be approved as a class action are over and parties are filing their summaries. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 8,700). Such dismissal of a similar class action lawsuit may have a positive effect on the Company’s defense against the current lawsuit. Based on an opinion of our legal counsels, we have good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

On July 19, 2018 we received two class action lawsuits that were filed against the Company, alleging that the Company violated the Protection of Privacy Law, 5741 – 1981 and the Protection of Privacy Regulations (Data Security) 5777-2017. The plaintiffs  request that the lawsuits will be approved as a class action and allege  that The Company did not secure customer information properly, as required by the law, and that the lack of information security procedures allowed hacking into the company's website, which caused to exposure of customers sensitive personal information. The lawsuits are yet to be approved as a class actions lawsuit. The first court hearings are scheduled for May ,2020. The total amount claimed if the lawsuits are to be approved as a class action were estimated by the plaintiffs to be approximately NIS 600 million (approximately USD 170 million) Our defense against the approval of the class action lawsuits was filed on December 13, 2018.

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

Except as stated in this annual report, there are no significant changes since December 31, 2019.

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

Our Corporate Practice Under The Israeli Companies Law

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

Shareholder duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in customary way toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings with respect to the following matters:

◾	an amendment to the company’s articles of association;
◾	an increase of the company’s authorized share capital;
◾	a merger; or
◾	interested party transactions that require shareholder approval.

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

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer and may further negotiate with third parties in order to obtain a competing offer.

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

The Israeli Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly owned subsidiary in a roll-up merger transaction, or to the shareholders of the acquirer if:

◾	the transaction is not accompanied by an amendment to the acquirer’s memorandum or articles of association;
◾	the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer that would result in any shareholder becoming a controlling shareholder; and
◾	there is no “cross-ownership” of shares of the merging companies, as described above.

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

Pursuant to our articles of association, shareholders are entitled to participate and vote at general meetings and are the shareholders of record on a date to be decided by our Board of Directors, provided that such date is not more than 40 days, nor less than four days, prior to the date of the general meeting, except as otherwise permitted by the Israeli Companies Law. Furthermore, the Israeli Companies Law dictates that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

◾	amendments to our articles of association;
◾	appointment or termination of our auditors;
◾	appointment and dismissal of external directors;
◾	approval of acts and transactions requiring general meeting approval pursuant to the Israeli Companies Law;
◾	increase or reduction of our authorized share capital;
◾	a merger; and
◾
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

Our articles of association allow us to indemnify and ensure our office holders to the fullest extent permitted by the Israeli Companies Law. Our articles of association also allow us to insure or indemnify any person who is not an office holder, including any employee, agent, consultant or contractor who is not an office holder.

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

◾	an individual citizen or resident of the United States;
◾
a corporation or partnership created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia (other than a partnership, including any entity treated as a partnership for U.S. tax purposes, that is not treated as a US person under any applicable Treasury regulations);

◾	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
◾
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

This description is based on provisions of the United States Internal Revenue Code of 1986, as amended, existing, proposed and temporary US Treasury regulations and administrative and judicial interpretations thereof, each as available and in effect as of the date of this report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including:

◾	insurance companies;
◾	dealers or traders in stocks, securities or currencies;
◾	financial institutions and financial services entities;
◾	real estate investment trusts;
◾	regulated investment companies;
◾	grantor trusts;
◾	persons that receive ordinary shares as compensation for the performance of services;
◾	tax-exempt organizations;
◾	persons that hold ordinary shares as a position in a straddle or as part of a hedging, conversion or other integrated instrument;
◾	individual retirement and other tax-deferred accounts;
◾	expatriates of the United States;
◾	persons having a functional currency that is not the US dollar; or
◾	direct, indirect or constructive owners of 10% or more, by voting power or value, of our ordinary shares.

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

A non-corporate US Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 23.8% (including, if applicable, Medicare tax at a rate of 3.8%). For purposes of determining whether a non-corporate US Holders will have “qualified dividend income,” “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

◾	the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the US, or
◾
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

◾	75% or more of its gross income consists of specified types of passive income, or
◾	50% or more of the average value of its assets consists of passive assets, which generally means assets that generate, or are held for the production of, “passive income.”
◾
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

As of December 31, 2019, only 1 of our Israeli subsidiaries is entitled to a “Preferred Company” status pursuant to the Investments Law.

Tax Benefits under the 2016 Amendment

In December 2016 new legislation amended the Investment Law (the “2016 Amendment”). Under the 2016 Amendment a new status of “Technological Preferred Enterprise” was introduced to the Investment Law.

Technological Preferred Enterprise – an enterprise which, amongst other conditions, is part of a consolidated group with consolidated revenues of less than NIS 10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property, and a Technological Preferred Enterprise in Development Zone A will be subject to tax at a rate of 7.5%. Income not eligible for Technological Preferred Enterprise is taxed at the regular corporate tax rate or at the preferred tax rate as mentioned above, as the case may be.

As of December 31, 2019, only 1 of our Israeli subsidiaries is entitled to a “Technological Preferred Enterprise” status pursuant to the Investments Law.

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

You may review a copy of our filings with the Securities and Exchange Commission, including any exhibits and schedules, at the Securities and Exchange Commission’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of such materials at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are now required to file through the Securities and Exchange Commission’s EDGAR system and our periodic filings are therefore available on the Securities and Exchange Commission’s Web site at http://www.sec.gov. You may read and copy any reports, statements or other information that we file with the Securities and Exchange Commission at the Securities and Exchange Commission facilities listed above. These Securities and Exchange Commission filings are also available to the public from commercial document retrieval services.

I.	SUBSIDIARY INFORMATION

Not applicable

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which we are exposed as a result of our operations are foreign exchange rate risks and interest rate risks.

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2017, 2018 and 2019, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2017, 2018 and 2019, we derived approximately 14.6%, 19.8% and 29.3% of our revenues in dollars and other currencies, 47.9%, 45.9% and 40.0% in NIS, 37.5%, 34.3% and 30.7% in Brazilian Reals. In fiscal years 2017, 2018 and 2019, 20.4%, 16.6% and 33.4% of our expenses were incurred in dollars and other currencies, 51.5%,58.9 % and 42.5% in NIS and 28.1%, 24.5% and 24.1% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2019 accumulated other comprehensive income decreased by $ 4.1 Million as compared to the year 2018, accumulated other comprehensive income decreased by $12.8 million as compared to the year 2017. In 2017, accumulated other comprehensive income increased by $4.2 million as compared to the year 2016.

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

	Year Ended December 31,
	2017		2018		2019
	Actual	At 2016 exchange rates (1)	Actual	At 2017 exchange rates (1)	Actual	At 2018 exchange rates (1)
	(In US$ thousands)
Revenues	234,636	221,925	253,335	267,398	279,332	289,676
Gross profit	119,384	113,369	127,328	134,854	130,518	135,730
Operating income	56,535	52,838	62,378	67,340	22,654	25,419

(1)	Based on average exchange rates during the period.

Our policy remains to reduce exposure to exchange rate fluctuations by entering into foreign currency forward transactions that mainly qualify as hedging transactions under ASC Topic 815, “Derivatives and Hedging” the results of which are reflected in our income statements as revenues or cost of revenues. Currently, the item most likely to be affected by the foreign currency risk is our inventory purchase price. Therefore, from time to time, we enter into such forward contracts, generally of 3 to 20 months’ duration in order to hedge a portion of our foreign currency risk on the inventory purchase price. The result of these transactions, which are affected by fluctuations in exchange rates, could cause our cost of revenues, gross profit and operating income to fluctuate. See Note 19 to our consolidated financial statements included elsewhere in this report.

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

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.A  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.     CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2019 have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2019, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2019 and such report is included elsewhere in this Form 20 -F.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

 (C) Attestation Report of the Registered Public Accounting Firm.

Fahn Kanne & Co.
Head Office
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32 Hamasger Street
Tel-Aviv 6721118,
To the board of Directors and shareholders of	ISRAEL
PO Box 36172, 6136101
ITURAN LOCATION AND CONTROL LTD.
T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We did not audit the internal control over financial reporting of Ituran Road Track Argentina S.A. (IRTA), a majority owned subsidiary (consolidated from September 13, 2018) and Ituran Argentina S.A. (Ituran Argentina), a wholly-owned subsidiary, whose financial statements reflect an aggregate total assets and revenues constituting 2.8% and 4.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019. ITRA and Ituran Argentina's internal control over financial reporting were audited by other auditors whose reports has been furnished to us, and our opinion, insofar as it relates to IRTA and Ituran Argentina's internal control over financial reporting in relation to the Company taken as a whole, is based solely on the reports of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2019, and our report dated April 23, 2020, expressed an unqualified opinion on those financial statements.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

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
April 23, 2020

MAZARS

ESTUDIO URIEN & ASOC.

Auditores - Consultores

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ituran Road Track Argentina S.A.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran Road Track Argentina S.A. (the “Company”) as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2019, and our report dated January 27, 2020 expressed an unqualified opinion on those financial statements.

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

Gustavo Chesta Estudio Urien & Asociados Buenos Aires, Argentina January 27, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ituran de Argentina S.A.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran de Argentina S.A. (the “Company”) as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company as of and for the year ended December 31, 2019, and our report dated January 30, 2020 expressed an unqualified opinion on those financial statements.

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

Gustavo Chesta Estudio Urien & Asociados Buenos Aires, Argentina January 30, 2020

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors determined that Mr. Israel Baron, one of our independent directors, is an “audit committee financial expert”, as defined by the applicable regulations promulgated under Section 407 of the Sarbanes-Oxley Act. For information concerning the experience of Mr. Baron, please refer to Item 6.A – Directors and Senior Management, above.(YLC- to review)

ITEM 16B.  CODE OF ETHICS

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), has served as our independent auditors. On December 12, 2019 they have been re-elected by our shareholders to serve as our independent auditors for the year 2019, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2018 and 2019:

	2018	2019
	(in thousands, USD)
Audit Fees (1)	381	546
Tax Fees (2)	6	106
Total	387	652

(1)
The audit fees for the years ended December 31, 2018 and 2019 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2)	Consists of all tax related services.

Our audit committee has approved the above audit and non-audit services provided by Grant Thornton, during the years 2018 and 2019.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2018, the Company did not purchase any of its shares. In year 2019 we purchased through our wholly owned subsidiary 227,828 of our shares. In year 2019 we announced a purchase plan under Rule 10b-5 and Rule 10b-18 to purchase our shares up to $ 25 million. Plan will terminate on December 31,2020. Plan was publicly filed on July 1,2019.

Period	Total Number of Shares	Average Price Paid per Share	Total Proceeds	Maximum Approximate Value that May Yet to Be Purchased Under the Program
Jul 2019	33,239	30.08	999,875	24,000,125
Aug 2019	38,315	28.73	1,100,876	22,899,249
Sep 2019	32,555	27.62	899,108	22,000,141
Oct 2019	40,660	24.55	998,185	21,001,956
Nov 2019	40,364	24.77	999,938	20,002,018
Dec 2019	42,695	23.42	999,818	19,002,199
Total 2019	227,828	26.33	5,997,801	19,002,199

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.     FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2-F-7
Consolidated Balance Sheets	F-8-F-9
Consolidated Statements of Income	F-10
Statements of Comprehensive Income	F-11
Statement of Changes in Equity	F-12-F-13
Consolidated Statements of Cash Flows	F-14-F-15
Notes to Consolidated Financial Statements	F-16-F-60

ITEM 19.     EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company (7)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

4.1	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.2	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012. (6)
4.3	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(4)
4.4	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.5	Form of Directors' Letter of Indemnity (English translation). (6)
4.6	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (2) *
4.7	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.8	Ituran Location & Control Compensation Policy, as approved on November 7, 2016. (7)
4.9	Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (6)
4.9(a)	Addendum to the Service Agreement, dated as of February 1, 2020, by and among Ituran Location &Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd.
4.10	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (6)
4.10 (a)	Addendum to the Service Agreement, dated as of February 1, 2020, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky.
4.11	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (6)
4.11 (a)	Addendum to the Service Agreement, dated as of February 1, 2020, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky.

4.12	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (6)
4.12 (a)	Addendum to the Service Agreement, dated as of February 1, 2020, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky.
4.13
Purchase Agreement, dated as of July 23, 2018, by and among Ituran Location & Control Ltd. and Yomuna Investments S.L., Viatka Investments S.L., I-Gelt Holdings, LLC, East Holdings, LLC and Road Track Holding S.L***

8	List of significant subsidiaries. ** (8)
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a).
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a).
13
Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

14.1	Consent of independent registered accounting firm to incorporation by reference. **
14.2	Consent of independent registered public accounting firm to incorporation by reference. **
14.3	Consent of independent registered public accounting firm to incorporation by reference. **

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005 and incorporated herein by reference.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	The current lessee under this agreement is the Registrant.

(5)	Filed as an exhibit to Form 13G of Yehuda Kahane for the year ended December 31, 2014, filed on February 17, 2015, and incorporated herein by reference.

(6)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference.

(7)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

(8)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2018 and incorporated herein by reference.

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

 ** Previously filed

*** Certain portions of this exhibit have been omitted.

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2019

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2019

=======================
=============

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits and the reports of other auditors, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Ituran Road Track Argentina S.A. (IRTA), a majority owned subsidiary (consolidated from September 13, 2018), which statements reflect total assets constituting 0.6% as of December 31, 2019, and total revenues of 1.7% for the year ended December 31, 2019, of the related consolidated total revenues for the year then ended. We also did not audit the financial statements of Ituran Argentina S.A. (Ituran Argentina), a wholly owned subsidiary of the Company, which statements reflect total assets constituting 2.2% and 2.2%, respectively, of consolidated total assets as of December 31, 2019 and 2018, and total revenues of 2.8%, 4.2% and 6.5%, respectively, of consolidated total revenues for the years ended December 31, 2019, 2018 and 2017. Those statements were audited by other auditors, whose reports has been furnished to us, and our opinion insofar as it relates to the amounts included for IRTA and Ituran Argentina, is based solely on the reports of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 23, 2020 expressed an unqualified opinion.

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
April 23, 2020

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ituran Road Track Argentina S.A.

Opinion on the financial statements

We have audited the accompanying balance sheets of Ituran Road Track Argentina S.A. (the “Company”) as of December 31, 2019 and 2018, the related statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated January 27, 2020 expressed an unqualified opinion.

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

We have served as the Company’s auditor since 2017.

Gustavo Chesta Estudio Urien & Asociados Buenos Aires, Argentina, January 27, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Ituran de Argentina S.A.

Opinion on the financial statements

We have audited the accompanying balance sheets of Ituran de Argentina S.A. (the “Company”) as of December 31, 2019 and 2018, the related statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated January 30, 2020 expressed an unqualified opinion.

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

Gustavo Chesta Estudio Urien & Asociados Buenos Aires, Argentina, January 30, 2020

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2019	2018

Current assets
Cash and cash equivalents	53,964	51,398
Investment in marketable securities	358	1,897
Accounts receivable (net of allowance for doubtful accounts)	45,090	54,261
Other current assets (Note 2)	49,201	52,983
Inventories (Note 4)	25,537	28,367
	174,150	188,906
Long-term investments and other assets
Investments in affiliated companies (Note 5A)	1,666	4,872
Investments in other companies (Note 5B)	3,260	2,772
Other non-current assets (Note 6)	3,365	3,222
Deferred income taxes (Note 17)	10,385	12,127
Funds in respect of employee rights upon retirement	11,476	9,497
	30,152	32,490

Property and equipment, net (Note 7)	48,866	50,460

Operating lease right of use assets, net (Note 8)	12,626	-

Intangible assets, net (Note 9)	23,355	39,040

Goodwill (Note 10)	50,086	62,896

Total assets	339,235	373,792

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2019	2018

Current liabilities
Credit from banking institutions (Note 11)	18,110	10,559
Accounts payable	22,656	23,987
Deferred revenues	29,146	37,671
Other current liabilities (Note 12)	31,153	32,475
	101,065	104,692

Long-term liabilities
Deferred income taxes (Note 17)	2,867	6,458
Loan from bank institution (Note 11)	49,803	62,622
Liability for employee rights upon retirement	17,000	14,801
Deferred revenues	9,763	8,221
Operating lease liabilities, non-current	10,839	-
Other non-current liabilities	241	526
Obligation to purchase non-controlling interests (Notes 1Y,3)	11,743	16,272
	102,256	108,900

Contingent liabilities (Note 13)

Equity:
Stockholders’ equity (Note 14)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2019 and 2018 – 60,000,000 shares
Issued and outstanding – December 31, 2019 and 2018 – 23,475,431 shares
Additional paid- in capital	78,680	78,680
Accumulated other comprehensive income	(25,865)	(20,604)
Retained earnings	116,479	129,580
Purchase price adjustment to be settled in shares (Note 3)	-	(10,800)
Treasury stock at cost – December 31, 2019 and 2018 – 2,662,125 and 2,434,297 shares, respectively.	(41,947)	(25,146)
Stockholders’ equity	129,330	153,693
Non-controlling interests	6,584	6,507
Total equity	135,914	160,200

Total liabilities and equity	339,235	373,792

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2019	2018	2017

Revenues:
Telematics services	204,728	181,357	169,752
Telematics products	74,604	71,978	64,884
	279,332	253,335	234,636

Cost of revenues:
Telematics services	90,158	70,329	60,256
Telematics products	58,656	55,678	54,996
	148,814	126,007	115,252

Gross profit	130,518	127,328	119,384
Research and development expenses	13,913	6,223	3,160
Selling and marketing expenses	12,778	11,340	12,246
General and administrative expenses	55,166	47,693	47,590
Impairment of goodwill	12,292	-	-
Impairment of intangible assets and Other expenses (income), net	13,715	(306)	(147)
Operating income	22,654	62,378	56,535
Other income (expense), net (Note 15)	(26)	13,138	-
Financing income (expenses), net (Note 16)	576	717	(989)
Income before income tax	23,204	76,233	55,546
Income tax expenses (Note 17)	(12,234)	(17,273)	(17,705)
Share in gains (losses) of affiliated companies, net (Note 5A)	(3,203)	4,219	8,520
Net income for the year	7,767	63,179	46,361
Less: Net income attributable to non-controlling interest	(878)	(2,504)	(2,567)
Net income attributable to the Company	6,889	60,675	43,794

Basic and diluted earnings per share attributable to Company’s stockholders (Note 18)	0.33	2.88	2.09

Basic and diluted weighted average number of shares outstanding	21,037	21,077	20,968

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017

Net income for the year	7,767	63,179	46,361

Other comprehensive gain (loss), net of tax:
Foreign currency translation adjustments	(4,054)	(12,807)	4,238
Unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge	(384)	1,615	(441)
Reclassification of net gains realized to net income	(399)	(385)	(10)
Other comprehensive gain (loss), net of tax	(4,837)	(11,577)	3,787

Comprehensive income	2,930	51,602	50,148
Less: comprehensive income attributable to non-controlling interests	(1,302)	(1,777)	(3,141)
Comprehensive income attributable to the Company	1,628	49,825	47,007

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

				(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Purchase price adjustment to be settled in shares	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2017	23,476	1,983	71,550	(12,967)	71,717	(30,054)	-	5,942	108,171
Changes during 2017:
Net income	-	-	-	-	43,794	-	-	2,567	46,361
Other comprehensive income	-	-	-	3,213	-	-	-	574	3,787
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(1,644)	(1,644)
Dividend paid	-	-	-	-	(18,452)	-	-	-	(18,452)
Dividend declared	-	-	-	-	(4,994)	-	-	-	(4,994)
Balance as of January 1, 2018	23,476	1,983	71,550	(9,754)	92,065	(30,054)	-	7,439	133,229
Impact of change in accounting policy (Note 1Q)	-	-	-	-	(2,972)	-	-	-	(2,972)
As adjusted balance as of January 1, 2018	23,476	1,983	71,550	(9,754)	89,093	(30,054)	-	7,439	130,257
Changes during 2018:
Issuance of treasury shares (Note 3)	-	-	7,130	-	-	4,908	(10,800)	-	1,238
Net income	-	-	-	-	60,675	-	-	2,504	63,179
Other comprehensive loss	-	-	-	(10,850)	-	-	-	(727)	(11,577)
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(2,709)	(2,709)
Dividend paid	-	-	-	-	(15,366)	-	-	-	(15,366)
Dividend declared	-	-	-	-	(4,822)	-	-	-	(4,822)
Balance as of December 31, 2018	23,476	1,983	78,680	(20,604)	129,580	(25,146)	(10,800)	6,507	160,200

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

				(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Purchase price adjustment to be settled in shares	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2019	23,476	1,983	78,680	(20,604)	129,580	(25,146)	(10,800)	6,507	160,200
Changes during 2019:
Treasury shares return (*)	-	-	-	-	-	(10,800)	10,800	-	-
Purchase of treasury shares (**)	-	-	-	-	-	(6,001)	-	-	(6,001)
Net income	-	-	-	-	6,889	-	-	878	7,767
Other comprehensive gain (loss)	-	-	-	(5,261)	-	-	-	424	(4,837)
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(1,225)	(1,225)
Dividend paid	-	-	-	-	(14,940)	-	-	-	(14,940)
Dividend declared	-	-	-	-	(5,050)	-	-	-	(5,050)
Balance as of December 31, 2019	23,476	1,983	78,680	(25,865)	116,479	(41,947)	-	6,584	135,914

(*) See Note 3
(**) See Note 14A5

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017
Cash flows from operating activities
Net income for the year	7,767	63,179	46,361
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	22,843	14,608	13,519
Interest on long term credit	26	88	-
Loss (gains) in respect of trading marketable securities	241	(166)	(397)
Increase in liability for employee rights upon retirement	1,094	491	1,025
Share in losses (gains) of affiliated companies, net	3,203	(4,219)	(8,520)
Deferred income taxes	(2,246)	2,346	(516)
Capital loss (gain) on sale of property and equipment, net	112	85	(1)
Gain from measurement of previously held interests at acquisition date fair value	-	(14,677)	-
Decrease (increase) in accounts receivable	10,704	6,182	(4,769)
Decrease (increase) in other current and non-current assets	2,021	(10,656)	(11,517)
Decrease in inventories	3,815	3,580	1,632
Increase (decrease) in accounts payable	(1,125)	(3,837)	3,751
Increase (decrease) in deferred revenues	(7,392)	(3,479)	2,238
Increase (decrease) in Obligation to purchase non-controlling interests	(3,215)	519	-
Impairment of goodwill	12,292	-	-
Impairment of other intangible assets	13,862	-	-
Increase (decrease) in other current and non-current liabilities	(4,323)	(780)	1,101
Net cash provided by operating activities	59,679	53,264	43,907
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(1,191)	(576)	(844)
Capital expenditures	(18,310)	(21,744)	(16,159)
Investment in affiliated company	(55)	(1,250)	(900)
Investment in marketable securities	(1,102)	(8,100)	(8,623)
Repayment of loans from affiliated companies	-	7,317	6,982
Proceeds from (investments in) long - term deposit	(16)	10	450
Investments in other companies	(229)	(1,517)	(1,274)
Proceeds from sale of property and equipment	216	381	315
Sale of marketable securities	2,400	9,594	5,368
Acquisition of subsidiary (Appendix A)	-	(68,969)	-
Net cash used in investment activities	(18,287)	(84,854)	(14,685)
Cash flows from financing activities
Repayment of long term loan	(8,938)	(7,994)	-
Receipt of long term credit from bank institution	-	81,695	-
Short term credit from banking institutions	(2,167)	(1,004)	23
Acquisition of company shares purchased by a wholly owned subsidiary	(6,001)	-	-
Dividend paid	(19,848)	(20,219)	(22,645)
Dividend paid to non-controlling interests	(1,973)	(2,709)	(1,644)
Net cash provided by (used in) financing activities	(38,927)	49,769	(24,266)
Effect of exchange rate changes on cash and cash equivalents	101	(3,687)	863
Net increase in cash and cash equivalents	2,566	14,492	5,819
Balance of cash and cash equivalents at beginning of year	51,398	36,906	31,087
Balance of cash and cash equivalents at end of year	53,964	51,398	36,906

Supplementary information on investing and financing activities not involving cash flows:

During the years, 2019 and 2018, the Company purchased property and equipment in an amount US$ 0 thousand and US$ 11 thousand, respectively, using a directly related liability.

In November 2019, the Company declared a dividend in the amount of US$ 5 million.  The dividend was paid in January 2020.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A -  Acquisitions of a subsidiary
US dollars
September 13,
(in thousands)	2018

Working capital (excluding cash and cash equivalents and deferred revenues), net	34,576
Intangible assets, net	38,583
Property and equipment, net	11,014
Liability for employee rights upon retirement	(1,337)
Goodwill	59,402
Consideration paid by issuance of treasury stock, as adjusted	(12,038)
Amount to be received as purchase price adjustment	10,800
Deferred income taxes	763
Other non-current assets	2,132
Fair value of previous investments in acquired companies	(24,734)
Deferred revenues (including current portion)	(34,048)
Obligation to purchase non-controlling interests	(16,144)
Net cash used to pay for the Acquisition	68,969

Supplementary disclosure of cash flow information
	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017

Interest paid	1,788	1,266	2,651

Income taxes paid, net of refunds	10,376	15,533	22,891

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994.  The Company and its subsidiaries (the “Group”) are engaged in the provision of Location based Telematics services and machine-to-machine Telematics products for use in stolen vehicle recovery, fleet management and other applications.

On September 13, 2018 the company closed the acquisition of 81.3% of the shares of Road Track Holding S.L (“Road Track”), a telematics’ company operating primarily in the Latin American region. (See Note 3)

2.	Functional currency and translation to the reporting currency

The functional currency of the Company and its subsidiaries located in Israel (except those that are held through the subsidiary “Road track”) is the New Israeli Shekel (“NIS”), which is the local currency in which those entities operate. The functional currency of the foreign subsidiaries located in Brazil is the Brazilian Real and the functional currency of the rest of the subsidiaries (including Argentinian subsidiaries that operates in highly inflationary economy) is the US Dollar. Regarding the Argentinian subsidiaries see below.

The consolidated financial statements of the Company and all of its subsidiaries were translated into U.S. dollars in accordance with the standards of the Financial Accounting Standards Board ("FASB").  Accordingly, assets and liabilities were translated from local currencies to U.S. dollars using year end exchange rates, and income and expense items were translated at average exchange rates during the year.

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

When an economy in which a foreign entity of the group operates, becomes highly inflationary environment (an economy with a cumulative inflation rate of approximately 100% or more over a three-year period, such as the subsidiary in Argentina), the financial statements of that foreign entity are remeasured as if its functional currency is the reporting currency of its parent.

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar			Israeli CPI(*)
	NIS	Real	Argentinian Pezo (**)
At December 31,
2019	3.456	4.0307	59.895	114.63 points
2018	3.748	3.8748	37.801	113.95 points
2017	3.467	3.3080	18.774	113.05 points
Increase (decrease) during the year:
2019	(7.79)%	4.02%	58.45%	0.60%
2018	8.10%	17.13%	101.35%	0.80%
2017	(9.83)%	1.50%	18.45%	0.40%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average 100.

(**)	commencing the third quarter of 2018 the Argentinian economy was declared as an hyperinflationary economy (See above).

3.	Basis of presentation

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to legal contingencies, valuation of goodwill and intangibles, impairment of goodwill and other intangible assets, obligation to purchase non-controlling interests, revenue recognition and related deferred expenses (contract costs), deferred taxes and tax liabilities.

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

Changes in fair value measurement of debt and equity securities for the years 2019, 2018 and 2017 amounted to loss (gain) of approximately US$ 241,000, (US$ 166,000) and (US$ 397,000), respectively.

E.      Treasury stock

Company shares held by the Company and a wholly owned subsidiary are presented as a reduction of equity, at their cost, under the caption “Treasury Stock”. Gains and losses upon sale of these shares, net of related income taxes, are recorded as additional paid in capital.

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

The allowance in respect of accounts receivable at December 31, 2019 and 2018 was US$ 3,016,000 and US$ 3,512,000, respectively.

G.     Inventories

Inventories are stated at the lower of cost or net realizable value.  Cost of raw materials and finished products is mainly determined on the basis of first-in, first-out (FIFO). Other method which is utilized for determining the value of inventories is the moving average. The Group regularly reviews its inventories for obsolescence and other impairment risks and reserves are established when necessary.

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

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During 2019 and 2018, no impairment was identified.

Investments in companies in which the company no longer has significant influence, are classified as "investments in other companies".  See I. below.

I.	Investment in other companies

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

The group applies the provisions of ASC Topic 815, "Derivatives and Hedging".  In accordance with ASC Topic 815, all the derivative financial instruments are recognized as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For derivative financial instruments that are designated and qualify as hedging instruments for accounting purposes, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

Until December 31, 2017 (the date of early adoption of ASU 2017-12 by the company), the effective portion of the changes in fair value of the derivative instruments designated for hedging purposes was reported as other comprehensive income (loss), net of tax under the caption "unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge" and was reclassified to the statements of income when the hedged transaction realizes. During the reporting periods, up and until December 31, 2017, the gains or losses required to be recognized in earnings for hedge ineffectiveness were insignificant.

Commencing January 1, 2018, the entire changes in fair value of the derivative instruments designated for hedging purposes that were determined as qualifying for hedging purposes (including the ineffective components of the hedging relationship) are reported as other comprehensive income (loss), net of tax under the caption "unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge" and are reclassified to the statements of income when the hedged transaction realizes.

For all other derivative financial instruments that are not designated or qualify as hedging instruments for accounting purposes, the changes in fair value are recognized periodically in profit or loss, as incurred.

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

The Group accounts for income taxes in accordance with ASC Topic 740-10, "Income Taxes". According to this guidance, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law.  Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized. Deferred tax balances are presented as non-current amounts.

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

The company elected to perform the goodwill annual impairment test for its operating units as follows:

A.
An amount of approximately $58.6 million (as of December 31, 2019, before the impairment test) relates to two different reporting units (resulted from the acquisition described in Note 3) should be tested on June 30, of each year, or more often if indicators of impairment are present. As described below, the company was also required to perform an impairment test with respect to these units on December 31, 2019.

B.
An amount of approximately $3.8 million (as of December 31, 2019) relates to two different reporting units (resulted from past acquisitions) is tested at December 31 of each year, or more often if indicators of impairment are present.

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

As of December 31, 2019, the Company had four reporting units that include goodwill (two in 2018 and two in 2017).

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 1.8 million of goodwill, the Company performed a qualitative assessment as of December 31, 2019 and 2018, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from the acquisition described in Note 3) with an allocated amount of approximately US$ 52.7 million of goodwill (as of December 31, 2019, before the impairment test), the Company performed the annual impairment test, as of June 30, 2019 and determined that no impairment was identified. Due to the existence of various negative factors during the following months and until December 31,2019, it was determined that an additional impairment test as of December 31, 2019, is required. Accordingly, the Company (management using the assistance of a third party appraiser) performed impairment test for the reporting unit and as a result recorded goodwill impairment in the total amount of US$ 11.1 million. The impairment was recorded in the consolidated statement of income under a separate line ("Impairment of goodwill"). See Note 10.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, For one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 2.0 million of goodwill, the Company performed a qualitative assessment as of December 31, 2019 and 2018, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from the acquisition described in Note 3) with an allocated amount of approximately US$ 5.9 million of goodwill (as of December 31, 2019, before the impairment test), the Company performed annual impairment test, as of June 30, 2019 and determined that no impairment was identified. Due to the existence of various negative factors during the following months and until December 31, 2019, it was determined that an additional impairment test as of December 31, 2019, is required. Accordingly, the Company (management using the assistance of a third party appraiser) performed impairment test for the reporting unit and as a result recorded goodwill impairment in the total amount of US$ 1.2 million. The impairment was recorded in the consolidated statement of income under a separate line ("Impairment of goodwill"). See Note 10.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Goodwill and intangible assets (cont.)

2.
Intangible assets with finite live (As of December 31,2019, the Balance of intangible assets consist of customer relationship, technology and others) are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As a part of the acquisition described in Note 3 the company identified intangible assets in a fair value (as of the acquisition date) of approximately US$ 38.6 million.

As of December 31, 2019, the intangible assets are amortized as follows:

Years
Customer relationship	4
Technology services	6
Other	5

During 2019 the company recorded an intangible assets impairment loss in the amount of approximately US$ 13.9 million.  The impairment was recorded in the consolidated statement of income under "Impairment of intangible assets and other expenses". See Note 9.

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

P.	Funds in respect of, and liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for. The Company also has defined contribution plans for which it makes contributions to severance pay funds and appropriate insurance policies

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes profits or losses. Withdrawal of the reserve monies is contingent upon the fulfillment of detailed provision in the Law.

The liability for employee rights upon retirement in respect of the employees of the non-Israeli subsidiaries of the Company, is calculated on the basis of the labor laws of the country in which the subsidiary is located and is covered by an appropriate accrual.

Severance expenses for the years ended December 31, 2019, 2018 and 2017, amounted to US$ 1,557,000, US$ 1,461,000 and US$ 1,309,000, respectively.

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

Revenues from SVR services subscription fees and from installation services, sold to customers within a single contractually binding arrangement were accounted for, as a single unit of accounting, since the installation services element was determined not to have a value on a stand-alone basis to the customer. Accordingly, the entire contract fee for the two deliverables was recognized ratably on a straight-line basis over the subscription period.

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

The cumulative impact of the adoption in an amount of approximately US$3 million (net of tax), was recognized as a reduction to retained earnings as of January 1, 2018.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Revenue recognition (cont.)

In accordance with ASC 606, the Company determines revenue recognition through the following five steps:

1.	Identification of the contract, or contracts, with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the Company satisfies a performance obligation.

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

For each type of contract at inception, the Company assesses the goods or service promised in a contract with a customer and identifies the performance obligations. With respect to contracts that are determined to have multiple performance obligations, such as contracts that combine product with services (mostly SVR services) and/or rights to use assets, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is expected costs of satisfying a performance obligation and an appropriate margin for that distinct good or service. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of variable payment (if any) and whether it relates specifically to its efforts to satisfy a specific part of the contract.

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

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	Revenues from sales of Automatic Vehicle Location ("AVL") products are recognized when the control of the product passed to the customer (usually upon delivery).

2.	Revenues from provision of SVR services are recognized over time, as the customers simultaneously receive and consume the benefits provided by the Company performance as the Company performs.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Revenue recognition (cont.)

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

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of such intangible assets based on the estimated future gross revenues from each product net of the estimated future costs of completing and disposing of that product (including the estimated costs of performing maintenance and customer support over the remaining economical useful life), cost of completion of products and cost of delivery to customers over its remaining economical useful life. During each of the years ended December 31, 2019 and 2018, no such unrecoverable amounts were identified.

T.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2019, 2018 and 2017 amounted to US$ 9.5 million, US$ 8.1 million and US$ 8.5 million, respectively. Advertising expenses are presented among "selling and marketing expenses".

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

V.      Fair value measurements (cont.)

As a basis for considering such assumptions, fair value accounting standard establishes the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Regarding the fair value measurements of financial assets and liabilities and the fair value hierarchy of such measurements, see Note 21C.

The Company also measures certain non-financial assets, consisting mainly goodwill and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see 1N and 1L above).

As a part of the acquisition describe in Note 3 the company recognized goodwill and other intangible assets in an amount of approximately US$ 59.4 million and US$ 38.6, respectively (as of the acquisition date). See Note 1N regarding the impairment of goodwill and other intangible assets recognized during the year ended December 31,2019.

W.	Deferred installation expenses and prepaid expenses

Direct installation expenses were determined not to represent a separate performance obligation   for revenue recognition purposes in accordance with the principles of ASC 606, as they were determined not to be considered ‘distinct’ (see Note 1Q above).

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

The deferred expenses are amortized over the estimated life of the related subscription arrangements by the straight-line method. Costs that do not meet the aforementioned criteria, are recognized immediately as expenses.

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

The Company measures and recognizes compensation expense for cash bonuses to senior employees, which are based, or partly based, on the price of the Company’s shares in accordance with ASC 718 -30, "Compensation-Stock Compensation - Awards Classified as Liabilities" (See Note 19C regarding "Excess Return Cash Incentives").

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

Z.     Leases

The Group entered into several non-cancelable lease agreements for real estate (mainly offices, warehouses and base sites), network equipment and vehicles for use in its operations, which are classified as operating leases.

Lease accounting policy applied until December 31, 2018 (prior to the adoption of ASC Topic 842):

Operating lease agreements were not reflected in the balance sheets of the Group. Such agreements were reflected as an expense over the lease term on a straight-line basis.

Rental expense related to operating leases for the years ended December 31, 2018 and the year ended December 31, 2017, were $3.1 million and $3.2 million, respectively.

The Group had no material capital leases.

Lease accounting policy applied from January 1, 2019 (following the adoption of ASC Topic 842):

On January 1, 2019, the Company adopted ASC Topic 842, Leases (“ASC 842”) and all its related amendments using the modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements (January 1, 2017). The modified retrospective approach did not require any transition accounting for leases that expired before the earliest comparative period presented.  Under such method of adoption, the results for reporting periods beginning after January 1, 2019 are presented in accordance with ASC 842, while prior period amounts were not adjusted and are reported in accordance with the previous accounting treatment required under ASC Topic 840.

The Group determines if an arrangement is a lease at inception.

A classification of a lease is determined based on the following criteria:

1.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
2.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
3.	The lease term is for the major part of the remaining economic life of the underlying asset (Generally, 75% or more of the remaining economic life of the underlying assets).

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

Z.     Leases (cont.)

4.
The present value of the sum of the lease payments and any residual value guaranteed by the lessee equals or exceeds substantially all of the fair value of the underlying asset (Generally, 90% or more of the fair value of the underlying asset).

5.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

If any of these five criteria is met, the lease is classified as a finance lease. Otherwise, the lease is classified as an operating lease.

With the exception of short-term leases, Operating leases are included at the commencement date as a lease liability, which represent the group‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and, as a right-of-use (“ROU”) asset, which represents the group’s right to use, or control the use of, a specified asset for the lease term. Lease liabilities are classified as current and non-current liabilities in the consolidated balance sheets. ROU assets are presented as non current assets.

See also Note 1AB and Note 8.

AA.	Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.  Such reclassifications did not have any significant impact on the Company's equity, net income or cash flows.

AB.	Recently issued accounting pronouncements

Accounting Standards Update 2016-02, "Leases"

Commencing January 1, 2019, the Company adopted ASC Update 2016-02, Leases (ASC Topic 842, Leases or “Topic 842”).

Under the new guidance, lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1. A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and, 2. A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

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

As permitted under ASU 2018-11, which provide, a transition election to not restate comparative periods for the effects of applying the new standard, the Company adopted the new standard on January 1, 2019, using the modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements (January 1, 2017), and used the effective date as the date of initial application. Consequently, the effect of the adoption was reflected through a cumulative-effect adjustment. Financial information for comparative periods was not required be updated and the disclosures required under the new standard were provided for dates and periods before January 1, 2019.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

AB.	Recently issued accounting pronouncements (cont.)

Accounting Standards Update 2016-02, "Leases" (cont.)

The new lease standard provides a number of optional practical expedients in transition. The Company elected to apply the ‘package of practical expedients,’ which permits the Company not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard. The Company also elected the practical expedient pertaining to the use of hindsight. The Company also elected the practical expedient to not separate lease and non-lease components for all leases, other than leases of real estate.

The company also elected the short-term lease recognition exemption for all leases that qualify (leases with a term shorter than 12 months). This means, for those leases, right-of-use assets or lease liabilities are not recognized (including right-of-use assets or lease liabilities for existing short-term leases of those assets in transition).

Following adoption of the new standard, the Company recognized additional operating liabilities in an amount of $9 Million, with corresponding right-of-use assets of approximately the same amount based on the present value of the remaining minimum rental payments for existing operating leases of real estate (mainly offices, warehouses and base sites), network equipment and vehicles. In addition, the Company is required to provide additional new disclosures regarding the leasing activities to enable users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. However, the adoption of this standard did not have a significant impact on the Company’s consolidated statements of operations and consolidated statements of cash flows.

See Note 8 for further discussion.

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

A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities). Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

Management does not believe that the provisions of ASU 2017-04 will have a significant effect on its consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

AB.	Recently issued accounting pronouncements (cont.)

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

Early application is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018.

The Company is in the process of assessing the impact, if any, of ASU 2016-13 on its consolidated financial statements. Management does not believe that the provisions of ASU 2016-13 will have a significant effect on its consolidated financial statements

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2019	2018
Prepaid expenses	32,679	32,898
Government institutions	5,549	6,994
Deferred installation expenses	8,405	7,742
Advances to suppliers	967	3,061
Employees	428	430
Others	1,173	1,858
	49,201	52,983

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3	-	ACQUISITION OF BUSINESS

On September 13, 2018 the company closed the acquisition of 81.3% of the shares of Road Track Holding S.L (“Road Track”), a telematics’ company operating primarily in the Latin American region.

The company paid the shareholders of Road Track $91.7 million for 81.3% of the company's shares, valuing the company at approximately $113 million as of the acquisition date. Of this, $75.7 million was paid in cash, through a debt facility provided by Ituran’s lending bank (See Note 11). An additional $12 million was paid in the company shares. The remaining $4 million will be paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track who will remain with the company through the end of that period. Therefore, such amount is reflected as a compensation expense over a period of three years after the acquisition, and not as part of the total acquisition price. The final consideration paid to the sellers was subject to downward adjustments depending on the full year 2018 performance of Road Track. Based on the aforementioned mechanism, during April 2019 an amount of 300,472 shares (valued at approximately $ 10.8 million) were transferred to our ownership.

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

The transaction costs in an amount of approximately US$ 1.5 million were fully recognized as an expense in the statements of comprehensive income for the year ended December 31, 2018.

Following is a description of the fair value of the consideration, the Company previous investment in Road Track and the assets acquired and liabilities assumed as of the acquisition date which were determined by management which used the assistance of an outside independent appraisal evaluation and the purchase price allocation of the acquired business:

US dollars
September 13,
(in thousands)	2018

Cash paid	75,700
Consideration paid by issuance of treasury stock (1)	12,038
Amount to be received as purchase price adjustment (5)	(10,800)
Total acquisition price	76,938

Fair value of previous investment in acquired companies (4)	24,734
Obligation to purchase non-controlling interests	16,144
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	6,731
Working capital (excluding cash and cash equivalents and deferred revenues)	34,576
Intangible assets, net (2)	38,583
Property and equipment, net	11,014
Liability for employee rights upon retirement	(1,337)
Deferred income taxes	763
Other non-current assets	2,132
Deferred revenues (including current portion)	(34,048)
Net assets acquired	58,414
Goodwill (3)	59,402

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3	-	ACQUISITION OF BUSINESS (cont.)

(1)	Based on 373,489 shares of common stock of the Company at September 13, 2018.

(2)
The fair value estimate of identifiable intangible assets were determined using the “income approach “, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life.

(3)
As part of the purchase price allocation for the acquisition, the Company recorded goodwill in the amount of $59.4 million. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually (or more, in certain circumstances) for impairment of its fair value to the Company. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies.

(4)
Upon obtaining control over Road Track, the Company previous holdings (50%) in certain entities jointly held by the Company and Road Track which were accounted for until that date by the equity method, was remeasured at its fair value and a remeasurement gain in an amount of $14.7 million was recorded.

(5)
The amount of consideration was adjusted based on fiscal 2018 results of Road Track business. Such amount was determined to be paid back to the company in Iturans Shares (300,472 shares out of 373,489 shares that we reissued as part of the consideration). As the purchase price adjustment was settled by receipt of the company's shares issued to the sellers, the amount to be received was presented as a deduction from equity. During April 2019 the sellers has transferred the shares back to the company.

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

The above does not include other income related to the transaction

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

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2019	2018
Finished products	20,665	21,660
Raw materials	4,872	6,707
	25,537	28,367

NOTE 5	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2019	2018
Bringg (*)	1,562	4,823
Lumax	104	49
	1,666	4,872

(*)	Bringg Delivery Technologies Ltd ("Bringg"). is an Israeli start-up company developing solutions for management of mobile/field workforce

B.	Investment in other companies

During the years 2018-2019, the company made additional investments in three Israeli companies, two of the investments were in Israeli startups (engaged in mobile and visual app development).

The total investments in such companies were US$ 0.2 and US$ 1.2 million during the years ended December 31,2019 and 2018, respectively.

NOTE 6	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2019	2018

Non-current deferred installation expenses (*)	3,049	2,904
Deposits	316	318
	3,365	3,222

(*)	See Note 1W.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2019	2018
Cost :
Operating equipment (*)	59,888	59,074
Office furniture, equipment and computers	48,572	42,754
Land	1,914	1,879
Buildings	6,453	6,415
Vehicles	8,753	7,910
Leasehold improvements	8,208	7,410
	133,788	125,442
Less – accumulated depreciation and amortization (**)	(84,922)	(74,982)
Total property and equipment, net	48,866	50,460

(*)	As of December 31, 2019 and 2018, an amount of US$ 36.3 million and US$ 28.8 million is subject to operating lease transactions, respectively.

(**)	As of December 31, 2019 and 2018, an amount of US$ 20.2 million and US$ 13.0 million is subject to operating lease transactions, respectively.

B.
In the years ended December 31, 2019, 2018 and 2017, depreciation expense was US$ 15.1 million, US$ 13.4 million and US$ 13.5 million, respectively and additional equipment was purchased in an amount of US$ 13.0 million, US$ 20.1 million and US$ 16.2 million, respectively.

NOTE 8	-	LEASES

The company have entered into several non-cancelable operating lease agreements for real estate (mainly offices, warehouse and base stations), vehicles and certain network equipment. In addition to rent, the leases may require payment of maintenance, insurance and other operating expenses.  The company's leases have original lease periods expiring between 2019 and 2028. Payments due under such lease contracts include primarily fix payments. The company do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	LEASES (cont.)

The components of lease costs, lease term and discount rate are as follows:

US dollars
Year Ended
(in thousands)	December 31, 2019

Operating lease cost:
Office and warehouse space	2,031
Base stations	546
Vehicle	533
Others	1,030
4,140
Weighted Average Remaining Lease Term (years):
Office space	6.3
Base stations	6.0
vehicle	1.4
Others	2.7

Weighted Average Discount Rate (%):
Office space	5.26
Base stations	2.13
vehicle	9.17
Others	7.83

Supplemental cash flow information related to operating leases was as follows:

US dollars
Year Ended
(in Million)	December 31, 2019

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	4.0

Right-of-use assets obtained in exchange for lease obligations (non-cash):	7.1
Operating leases

The following is a schedule, by years, of maturities of operating lease liabilities as of December 31, 2019:

US dollars
December 31, 2019

Period:
2020	3,634
2021	2,381
2022	1,678
2023	1,565
2024	1,315
Thereafter	2,988
Total operating lease payments	13,561
Less: imputed interest	(935)
Present value of lease liabilities	12,626

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.).

NOTE 9	-	INTANGIBLE ASSETS, NET

	US dollars
	December 31,	Year ended December 31,				December 31,
	2018	2019				2019
(in thousands)	Opening balance	Impairment (*)	Amortization (**)	Additions	Translation differences	Closing balance
Costumer relationship	24,133	(10,914)	(4,112)	-	-	9,107
Technology	10,692	(2,948)	(2,422)	4,751	14	10,087
Others	4,215	-	(1,229)	1,333	(158)	4,161
	39,040	(13,862)	(7,763)	6,084	(144)	23,355

(*)  Due to the decline in the results of Road Track (See Note 3) and the current expectation of management for further potential decrease in Road Track anticipated performance, the company performed on December 31, 2019, an impairment analysis of the intangible assets which relate directly to the operation of Road Track. Based on such analysis the company recorded an impairment charge further described below:

In order to determine the fair value of such intangible assets, the Company, based on a valuation performed by the management, with the assistance of a third party appraiser, utilized the Discounted Cash Flow (DCF) method under the Income Approach.  Accordingly, certain assumptions and judgments were made in order to determine the future cash flow that expected to be generated from each intangible asset.

As a result of the above, the Company recorded, an impairment loss in an amount of US$ 10,914 thousand, with respect to Costumer relationship and an amount of US$ 2,948 thousand, with respect to Technology. totaling an aggregate impairment charge of US$ 13,862, that was recorded under "impairment of intangible assets and other expenses" in the consolidated statement of income.

(**) As of December 31, 2019, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2020- US$ 5,260 thousand, 2021- US$ 5,260 thousand, 2022- US$ 5,260 thousand, 2023- US$ 3,382 thousand and 2024 – US$ 2,513 thousand.
See also Note 1N.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10	-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018 are as follows:

	US dollars
	Telematics services	Telematics products	Total
(in thousands)
Balance as of January 1, 2018	1,732	2,045	3,777
Changes during 2018:
Acquisition of subsidiary (See Note 3)	53,584	5,818	59,402
Translation differences	(247)	(36)	(283)
Balance as of December 31, 2018 (*)	55,069	7,827	62,896
Changes during 2019:
Reimbursement (***)	(733)	(80)	(813)
Impairment (**)	(11,088)	(1,204)	(12,292)
Translation differences	135	160	295
Balance as of December 31, 2019 (*)	43,383	6,703	50,086

(*)	The accumulated amount of goodwill impairment loss as of December 31, 2019, and 2018 was US$ 19.4 million and US$ 7.1million, respectively.

(**)
As a result of the circumstances described in note 9 the company recorded a goodwill impairment in the total amount of US$ 12.3 million in connection with two reporting units (both units related to Road track operations, see Note 3). One reporting unit within the Telematics services and the other reporting unit within the Telematics product's segments. The impairment was based on valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach. The significant assumptions used for the assessment were discount rate of 14.9% and a long-term growth rate of 0.5%.

(***)	During 2019, the company received an indemnification in an amount of US$ 0.8 million related to the acquisition described in note 3. The amount was charged to the balance of goodwill.

See also Note 1N.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	CREDIT FROM BANKING INSTITUTIONS

A.	Short term loans:

	US dollars
	December 31,
(in thousands)	2019	2018

Short-term loans - linked to the Colombian Pezo	-	599
Short-term loans - linked to the Mexican Pezo	-	1,526
Current maturities of long-term loan (note 11B)	18,110	8,350
Others	-	84
	18,110	10,559

B.	Long term loan:

In August 2018, the company signed on Loan Agreement (the “Loan agreement”) with commercial Israeli bank (the “Bank”) under which the company has received an amount of approximately $81.7 million (296 million Nis) (the “Loan”) from the bank for a period of 5-years that bears an annual interest rate of Prime rate (as of December 31, 2019 the prime rate was 1.75%) + 0.53%. In December 2018 the company repaid to the bank in an early repayment an amount of approximately $8.0 million (30 million NIS).

According to the loan agreement the company is obligated to comply with the following covenants (the “Loan Covenants”):

•	Equity to total assets Ratio - The Ratio will not be less than 30%.
•        Total equity - Total equity will not be less than $15 million.
•	Net debt to EBITDA Ratio - The Ratio will not exceed 4.
•        EBITDA - EBITDA will not be less than $10 million.

The company is required to maintain such covenants on a quarterly basis

Upon noncompliance with any of the above mention covenants, the bank shall have the right to demand immediate repayment of the remaining balance of the loan.

During 2019 and as of December 31, 2019, the company was in compliance with the Loan Covenants.

C.	Maturity dates:

US dollars
December 31,
(in thousands)	2019

First year - current maturities	18,110
Second year	18,110
Third year	18,110
Fourth year	13,583
67,913

D.      Lines of credit:

Unutilized short-term lines of credit of the Group as of December 31, 2019, aggregated to US$ 4.1 million.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2019	2018

Accrued expenses	7,663	10,281
Accrued payroll and related taxes	9,072	7,231
Government institutions	4,663	6,629
Accrued dividend	5,066	4,822
Operating lease liabilities, current	1,787	-
Others	2,902	3,512
	31,153	32,475

NOTE 13	-	CONTINGENT LIABILITIES

A.	Claims

1.
On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavorable to us and therefore the company filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, the company were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue.  The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue.  On March 15, 2016, the company have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on September 2016 the company filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. On April 3, 2017 the judge analyzed our request and granted the accounting report by a court – appointed expert. The expert filed his report and the company is currently waiting for the first level Judiciary venue. Based on the legal opinion of the subsidiary’s Brazilian legal counsel the company believe that such claim is without merit (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim), as the assessment is based on wrong assumption, since offsetting proceedings did not have any tax effect and the chances of our success are more likely than not. As of December 2019, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$12.7 million (approximately US$ 3.15 million).

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13     -     CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

2.
On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on December 2019 to R$ 3,507,860 (approximately US$ 870,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on December 2019 amounts to R$ 5,235,370 (approximately US$ 1,299,000), to FUST tax assessment for the year 2010 which including interest and penalties, on December 2019 amounts to R$ 3,656,554 (approximately US$907,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on December 2019 amounts to R$ 3,646,273 (approximately US$ 905,000). Due to the such last tax assessment, on December 2019, the aggregate amount claimed by Anatel increased to approximately R$ 16.05 million (approximately US$ 3.98 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services the company need to operate telecommunication equipment in a given radio frequency. the company hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment").

The authorities have construed that the company render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel the company believe that such claim is without merit (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim), the interpretation of the legislation is mistaken, given that the company do not render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. the company filed defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014, our defense for the year 2011 (and January 2012) was filed on February 2016 and our Defense for the year 2012 was filed on February 2016. the company is currently awaiting the Lower Court decisions on all the aforementioned FUST claims.

As the FUST are levied at a fixed rate on the gross revenues, the company accounted for such matter in accordance with the provisions of ASC Topic 450-20 contingencies - loss contingencies.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

3.
On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on December 2019 amounts to R$ 1,444,778 (approximately US$ 358,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 2019 amounts to R$ 979,582 (approximately US$ 243,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 2019 amounts to R$ 964,984 (approximately US$ 239,000),to FUNTELL tax assessment for the year 2010 which including interest and penalties, on December 2019 amounts to R$ 1,358,133 (approximately US$ 337,000) and for the year 2011 which on December 2019 amounts to R$ 1,354,337 (approximately US$ 336,000) including interest and penalties. Due to the such last tax assessment, on December 2019 the aggregate amount claimed by Anatel increased to approximately R$ 6.1 million (approximately US$ 1.51 million). The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services the company need to operate telecommunication equipment in a given radio frequency. the company hold a telecommunication license from Anatel. The authorities have construed that the company render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel the company believe that such claim is without merit (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim), the interpretation of the legislation is mistaken, given that the company don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not.

The company have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. On March 27, 2018 the Administrative published a decision which rejected our defense for year 2011 and on April 25, 2018 the company filed an appeal. The company are currently awaiting the Administrative decisions on all the aforementioned FUNTELL claims.

As the FUNTELL are levied at a fixed rate on the gross revenues, the company accounted for such matter in accordance with the provisions of ASC Topic 450-20 contingencies - loss contingencies.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

4.
On July 13, 2015 the company received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warranty service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately US$ 87 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. Hearing for first stage ,i.e. whether claim will be approved as a class action are over and parties are filing their summaries. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately US$ 8,700). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on an opinion of its legal counsels, at this preliminary stage, the Company is unable to assess the lawsuit's chances of success (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim), however based on the documents of the claim, the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While the company cannot predict the outcome of this case, if the company will not be successful in defending these claims, the company could be subject to significant costs, adversely affecting our results of operations.

5.
On July 19, 2018 the company received two class action lawsuits that were filed against the Company, alleging that the Company violated the Protection of Privacy Law, 5741 – 1981 and the Protection of Privacy Regulations (Data Security) 5777-2017. The plaintiffs request that the lawsuits will be approved as a class action and allege that The Company did not secure customer information properly, as required by the law, and that the lack of information security procedures allowed hacking into the company's website, which caused to exposure of customers sensitive personal information. The lawsuits are yet to be approved as a class action lawsuit. First court hearings is scheduled for May, 2020. The total amount claimed if the lawsuits are to be approved as a class action were estimated by the plaintiffs to be approximately NIS 600 million (approximately US$ 170 million) Our defense against the approval of the class action lawsuits was filed on December 13, 2018.

Based on an opinion of our legal counsels, and at this preliminary stage, the Company has good defense arguments in respect of claims made by the plaintiffs and the chances that the lawsuits will not be approved as a class action lawsuit are significantly higher than it will be approved (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim). While the company cannot predict the outcome of these cases, if the company will not be successful in defending these claims, the company could be subject to significant costs, adversely affecting our results of operations.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	CONTINGENT LIABILITIES (cont.)

A.	Claims (cont.)

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

As of December 31, 2019, minimum future rentals under operating leases of buildings and base station sites for periods were as follows: 2020 – US$ 4.0 million, 2021 – US$ 2.4 million, 2022 – US$ 1.3 million, 2023 – US$ 1.3 million and 2024 – US$ 1.2 million, 2025 and thereafter – US$ 2.4 million.

The leasing fees expensed in each of the years ended December 31, 2019, 2018 and 2017, were US$ 4.1 million, US$ 3.1 million and US$ 3.2 million, respectively.

NOTE 14	-	STOCKHOLDERS’ EQUITY

A.	Share capital:

1.	Composition:

December 31, 2019 and 2018	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2.	On September 2005, the Company registered its Ordinary shares for trade in the United States.

3.
The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	-	STOCKHOLDERS’ EQUITY (cont.)

A.	Share capital (cont.):

4.	As of December 31, 2017, 2,507,314 ordinary shares representing 10.7% of the share capital of the Company was held by the company as treasury shares.

As part of the Acquisition described in Note 3, the company reissued, on September 2018, 373,489 ordinary shares to the previous shareholders of Road Track (as part of the consideration paid to the sellers), of which 300,472 were returned to the Company on April 2019 due to downward transaction price adjustment.

5.
On May 21, 2019, the board of directors approved a share buyback program, which Ituran has commenced. Under the program, the Company is able to repurchase Ituran shares in an amount up to $25 million by December 31, 2020.

As of December 31, 2019, our fully owned subsidiary had repurchased a total of 227,828 shares amounting to approximately $6.0 million.

As of December 31, 2019, 2,662,125 ordinary shares representing 11.3% of the share capital of the Company is held by the Group as treasury shares.

6.	Treasury stock have no voting rights.

B.	Retained earnings

1.
In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired by the Company and its subsidiaries (presented as a separate item in the statement of changes in equity) must be deducted from the amount of retained earnings.

2.
On February 27, 2017, the board of directors approved a change in the dividend policy. The new policy calls for a dividend of $5 million, at minimum per quarter. This new policy became effective starting from the dividend for the first quarter 2017.

3.	Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel are converted into dollars on the basis of the exchange rate prevailing at the date of declaration.

4.
During the years ended December 31, 2019, 2018 and 2017, the Company declared dividends in the amount of US$ 0.95, US$ 0.95 and US$ 1.12, per share, totaling US$ 20.0, 20.2 and 23.4 million, respectively (including fourth quarter dividend declared and paid on the following month of January).

5.	In March 2020, the Company declared a dividend in the amount of US 0.24 dollar per share, totaling approximately US$ 5 million. The dividend is due to be paid in April 2020.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	OTHER INCOME (EXPENSES), NET ( non-operational)

	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017

Expenses related to Road Track acquisition	-	(1,539)	-
Gain from measurement of previously held interests at acquisition date fair value (*)	-	14,677	-
Others	(26)	-	-
	(26)	13,138	-

(*) As a result of the acquisition described in Note 3 the company gained control over certain companies that previously were accounted under the equity method (“JV's”) and began to include these JV's in the consolidated financial statements. The company recorded one time gain in the amount of approximately $14.7 million from measurement of the JV's at the acquisition date to fair value.

NOTE 16	-	FINANCING INCOME (EXPENSES), NET

	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017

Short-term interest income, (expenses) commissions and other	(944)	64	258
Gains (loss) in respect of marketable securities	(241)	166	397
Interest income (expenses) in respect of long-term loans	(1,666)	(528)	1
Interest income in respect of deposits	500	640	1,415
Income (expenses) related to taxes positions	203	210	(2,246)
Exchange rate differences and others, net	(491)	684	(814)
Income (expenses) in respect of changes in Obligation to purchase non-controlling interests (*)	3,215	(519)	-
	576	717	(989)

(*) See Note 1Y

NOTE 17	-	INCOME TAX

A.	Taxes on income included in the statements of income:
	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017
Income taxes (tax benefit):
Current taxes:
In Israel	6,155	6,622	6,251
Outside Israel	7,674	8,325	10,308
	13,829	14,947	16,559
Deferred taxes:
In Israel	299	781	(1,982)
Outside Israel	(2,545)	1,565	(169)
	(2,246)	2,346	(2,151)
Taxes in respect of prior years:
In Israel (*)	439	(20)	1,775
Outside Israel (**)	212	-	1,522
	651	(20)	3,297
	12,234	17,273	17,705

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	INCOME TAX (cont.)

A.	Taxes on income included in the statements of income (cont.):

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

(**)
During November 2017, one of our subsidiaries in Brazil has received from the Brazilian tax authority ("RFB") a tax assessment for the years 2012-2014 amounting to BRL 10.3 million (approximately US$ 3.1 million), mainly due to an non-deductible expenses. Accordingly, our subsidiary recorded an amount of BRL 4.8 million (approximately US$ 1.5 million) as tax expense related to prior periods. In addition, our subsidiary was required to pay an amount of BRL 3.6 million (approximately US$ 1.1 million) as penalty and BRL 1.7 (approximately US$ 0.5 million) as interest expense. Such amount was recognized as part of financing income, net.

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Until December 31, 2007, the Company and its Israeli subsidiaries reported income for tax purposes in accordance with the provisions of the Inflationary Adjustments Law, whereby taxable income was measured in NIS, adjusted for changes in the Israeli Consumer Price Index where results of operations for tax purposes were measured in terms of earnings in NIS after adjustments for changes in the Israeli Consumer Price Index ("CPI").  Commencing January 1, 2008, this law became void, and in its place, there are transition provisions, whereby the results of operations for tax purposes are measured on a nominal basis.

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

2.	As of December 31, 2019, one Israeli subsidiary is entitled to a "Preferred Company" status pursuant to the investment law.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	INCOME TAX (cont.)

D.	The Law for the Encouragement of Capital Investments, 1959, under the 2016 amendment (the "Investment Law")

1.	In December 2016 new legislation amended the Investments Law (the "2016 amendment"). Under the 2016 amendment a new status of "Technological Preferred Enterprise" was introduced to the Investment Law.

Technological Preferred Enterprise – an enterprise which, amongst other condition, is part of a consolidated group with consolidated revenues of less than NIS 10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to a tax rate of 12% on profits derived from intellectual property, and a Technological Preferred Enterprise in Development Zone A will be subject to tax rate at a 7.5%.

2.
As of December 31, 2019, one Israeli subsidiary is entitled to a "Technological Preferred Enterprise" status pursuant to the investment (under the 2016 amendment) law and subject to 12% corporate tax rate. Income not eligible for Technological Preferred Enterprise is tax at the regular corporate tax rate or at the preferred tax rate as mention in Note C1 above, as the case may be.

E.	Israeli corporate tax rates

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

F.	Non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws and rates in their country of residence.

G.	Use of assumptions and judgments

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

H.	Tax assessments

The Company and a certain Israeli subsidiary have received final tax assessments through the 2015 tax year. One of the subsidiaries in Israel has received final tax assessments through the 2016 tax year. One of the subsidiaries in Brazil has received final tax assessments through the 2015tax year.  The other subsidiaries have not yet been assessed since incorporation.

I.        Carry forward foreign tax credits and tax losses

As of December 31, 2019, there is no losses carried forward that is likely to use in the near future.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	INCOME TAX (cont.)

J.	The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017
Pretax income	23,204	76,233	55,546
Statutory tax rate	23%	23%	24%
Tax computed at the ordinary tax rate	5,337	17,534	13,331
Nondeductible expenses (income)	3,117	(2,785)	(815)
Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	-	(236)	243
Deductible financial expenses recorded to other comprehensive income	297	(177)	(113)
Tax adjustment in respect of different tax rates	3,045	2,384	3,119
Taxes in respect of withholding at the source from royalties and dividends	725	31	542
Adjustment in respect of tax rate deriving from “approved enterprises”	(128)	(100)	(436)
Others	(159)	622	1,834
	12,234	17,273	17,705

K.	Summary of deferred taxes

Composition:

	US dollars
	Year ended December 31,
(in thousands)	2019	2018
Deferred taxes
Provision for vacation, recreation and bad debt	350	258
Provision for legal obligation and other	4,631	5,500
Provision for employee related obligations	1,193	1,147
Carry forward tax losses and foreign tax credit	-	3,600
Temporary differences, net	1,344	(1,360)
	7,518	9,145
Valuation allowance	-	(3,476)
	7,518	5,669

	US dollars
	Year ended December 31,
(in thousands)	2019	2018

Deferred income taxes included in long-term investments and other assets	10,385	12,127
Deferred income taxes included in long-term liabilities	(2,867)	(6,458)
	7,518	5,669

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	INCOME TAX (cont.)

L.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017
The Company and its Israeli subsidiaries	27,045	46,138	22,138
Non-Israeli subsidiaries	(3,841)	30,095	33,408
	23,204	76,233	55,546

NOTE 18	-	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2019, 2018 and 2017, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	6,889	60,675	43,794

	Number of shares
	Year ended December 31,
(in thousands)	2019	2018	2017
Weighted average number of shares used in the computation of basic and diluted earnings per share	21,037	21,077	20,968

NOTE 19	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2019, US$ 293 thousand and US$ 418 thousand, respectively (In 2018 US$ 311 thousand and US$ 228 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 465 thousand (US$ 130 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies, (US$ 95 thousand and US$ 53 thousand in 2018 and 2017, respectively).

B.
In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 4,200) a month, linked to the Israeli Consumer Price Index.  The aggregate amount paid to Professor Kahane in each of the years 2019, 2018 and 2017 was approximately US$ 62,000, US$ 61,000 and US$ 65,000, respectively

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

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide  services as independent contractors, which shall be entitled to a monthly payment of NIS 225,000, 175,000, 175,000 and 125,000 respectively plus VAT (US$63,000, US$49,000, US$49,000 and US$35,000 respectively) linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On December 12, 2019 the Company's general meeting of shareholders has reapproved the compensation policy for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

Each of the above agreements also provides that the executives may request to provide their services to the Company as employees, and not through a service provider, and in such event, they shall execute an employment agreement with the Company, in lieu of the above service agreements, which shall also set forth the provisions of social security and other benefits that the Company usually grants its senior executive officers (which may not deviate from the provisions of the Compensation policy in this respect). In any event, it was agreed that the nature of the agreement pursuant to which the services are provided shall not affect the company's provision of the services as set forth in the service agreements.

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

C.      (cont.)

The terms of the Cash incentives applicable to the "Executive Offices Holders", as set forth in their agreements referred to above (the "Agreements"), are as follows:
•
"Target-based Cash Incentives" means a cash incentive awarded to the Executive Office Holders for the Company's achievement of the following Profit-Before-Tax targets in each calendar year following the effective date of the above agreements, in which the Minimum Threshold (as defined below) has been achieved:

Company's Profit-Before-Tax Targets	Level of Incentive - As a Percentage of the
(In US$ thousands) (*)	Executive Office Holder's Annual Cost of Pay
24,001 - 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

"Minimum Threshold" means, with respect to a particular calendar year, a minimum Company's Return on Equity of 15%, and a minimum company's Profit before Tax of USD 24 million.

(*)  Profit before tax target will not include adjustment of the value of assets and obligations to their fair value in accordance with accounting standard

•
"Excess Return Cash Incentives" means that at the end of each calendar year, the Company shall examine the Company's Stock Yield since January 1 of such year or, with respect to the first year of such grant – since the date of its approval (an "Examined Period"), as compared to the benchmark Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the benchmark Yield for such period, each of the Executive Office Holders shall receive an amount equal to 50% of his monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded.

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

For the years ended December 31, 2019 and 2018 executive Offices Holders were entitled to Target based cash incentives at the maximum rate of (150%).

Herein below is attached table regards the aggregate amounts paid to Executive Offices Holders:

	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017
Izzy Sheratzky	2,136	2,859	3,202
Eyal Sheratzky	1,707	2,224	2,337
Nir Sheratzky	1,707	2,208	2,312
Gil Sheratzky	1,051	1,039	1,379

NOTE 20	-	SEGMENT REPORTING

A.	General information:

The operations of the Group (including the companies that the company acquired control over on September 2018 as describe in notes 3) are conducted through two different core activities: Location based services ("Telematics services") and Wireless communications products ("Telematics products"). These activities also represent the reportable segments of the Group.

The reportable segments are viewed and evaluated separately by Company management, since the marketing strategies, processes and expected long term financial performances of the segments are different.

Telematics services:

The telematics services segment consists predominantly of regionally based stolen vehicle recovery (SVR) services, fleet management services, value-added services including: "connected car" and UBI (usage based insurance).

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

The Group sells Location based products mainly in Israel, Brazil, Argentina, Colombia, Mexico, Ecuador and the United States.

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Year ended December 31, 2019
Revenues	204,728	74,604	279,332
Operating income	26,092	(3,438)	22,654
Assets	118,361	28,114	146,475
Goodwill	43,383	6,703	50,086
Expenditures for assets	11,050	1,890	12,940
Depreciation and amortization	14,671	2,483	17,154
Impairment of goodwill	11,088	1,204	12,292
Impairment of intangible assets	10,914	2,948	13,862
Year ended December 31, 2018
Revenues	181,357	71,978	253,335
Operating income	56,913	5,465	62,378
Assets	101,305	36,355	137,660
Goodwill	55,069	7,827	62,896
Expenditures for assets	15,677	537	16,214
Depreciation and amortization	8,630	486	9,116
Year ended December 31, 2017
Revenues	169,752	64,884	234,636
Operating income	55,012	1,523	56,535
Assets	95,384	17,192	112,576
Goodwill	1,732	2,045	3,777
Expenditures for assets	9,346	681	10,027
Depreciation and amortization	10,030	328	10,358

C.	Information about reported segment profit or loss and assets:

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

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2019	2018	2017

Total revenues of reportable segment and consolidated revenues	279,332	253,335	234,636

Operating income
Total operating income for reportable segments	22,654	62,378	56,535
Unallocated amounts:
Financing income, net	576	717	(989)
Other income, net	(26)	13,138	-
Consolidated income before taxes on income	23,204	76,233	55,546

Assets
Total assets for reportable segments (*)	196,561	200,556	116,353
Other unallocated amounts:
Current assets	88,777	103,994	59,412
Investments in affiliated and other companies	4,926	7,644	16,221
Property and equipment, net	20,877	20,074	15,092
Other unallocated amounts	28,094	41,524	8,081
Consolidated total assets (at year end)	339,235	373,792	215,159

Other significant items
Total expenditures for assets of reportable segments	12,940	16,214	10,027
Unallocated amounts	5,359	5,168	6,281
Consolidated total expenditures for assets	18,299	21,382	16,308

Total depreciation, amortization and impairment for reportable segments	43,308	9,116	10,358
Unallocated amounts	5,689	5,492	3,161
Consolidated total depreciation, amortization and impairment	48,997	14,608	13,519

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2019	2018	2017

Israel	110,102	116,186	116,391
Brazil	98,020	90,842	89,455
Others	71,228	46,307	28,790
Total	279,332	253,335	234,636

	Property and equipment, net
	December 31,
(in thousands)	2019	2018	2017

Israel	17,933	16,478	16,757
Brazil	21,218	24,562	17,969
Others	9,715	9,420	4,321
Total	48,866	50,460	39,047

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2018 and 2017, there were no sales exceeding 10% of total revenues to none of our customers.

In 2019, we had one costumer (global world vehicles manufacturer) which represent 15.8% of our total sales.

G.	Major product lines and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the years ended December 31, 2018 and 2019:

	US dollars
	Reportable segments revenues
(in thousands)	Year ended December 31, 2018			Year ended December 31, 2019
	Telematics services	Telematics products	Total	Telematics services	Telematics products	Total
At a point of time	-	70,133	70,133	-	72,626	72,626
Over a period of time	181,357	1,845	183,202	204,728	1,978	206,706
	181,357	71,978	253,335	204,728	74,604	279,332

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 21	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables, marketable securities and derivatives.

Most of the Group’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2019 and 2018, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

From time to time the Company enters into foreign exchange forward contracts mainly intended to protect against the increase in the purchase price of forecasted inventory purchases dominated in currencies other than the functional currency of the purchasing entity (See B below)

B.	Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency of each of the entities of the Group.

During 2017 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency of the purchasing entity, will be affected by changes in exchange rates. As of December 31, 2019, all the transactions that originated in 2017 were settled.

During 2017, 2018 and 2019, most of the financial derivatives were designated and accounted for as hedging instruments.

For all other derivative financial instruments that are not designated or qualify as hedging instruments for accounting purposes, the changes in fair value are recognized periodically in profit or loss, as incurred.

All other financial derivatives were measured at fair value through profit or loss. However, the effect of such derivatives as of December 31, 2019 and 2018 and for each of the years then ended was insignificant to the consolidated financial statements.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

Assets derivatives
As of December 31, 2019	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current Assets	-

	Assets derivatives
As of December 31, 2018	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current Assets	1,019

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 21	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management (cont.)

Amounts reclassified to statement of income:

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income

Year ended December 31, 2019		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	399

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income

Year ended December 31, 2018		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	385

As of December 31, 2018, the notional amount of forward exchange contract with respect to cash follow hedge of anticipated transactions amounted to US$ 15 million (US$ 1.5 million per month for the next 10 months). As of December 31, 2019, there were no forward exchange contracts.

C.      Fair value of financial instruments

The Company measures fair value and discloses fair value measurements for financial assets and liabilities. Fair value is an exit price, representing the amount that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between market participants.

The Company measured cash equivalents, marketable securities and derivative financial instruments at fair value.  Such financial instruments are measured at fair value, on a recurring basis.  The measurement of cash equivalents and marketable derivatives are classified within Level 1.  The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates, based on the prevailing currency prices and the relevant interest rates.  Such measurement is classified within Level 2. However, as of December 31, 2019, the company did not have such financial derivatives.

The fair value of the financial instruments included in the working capital of the Group (cash and cash equivalents, accounts receivable, accounts payable and other current assets and liabilities) approximates their carrying value, due to the short-term maturity of such instruments.

The fair value of the long-term liability (loans from bank institutions) approximates its fair value, as the loan carries variable interest rate.

See Note 1N regarding non-recurring measurement of the fair value of certain non-financial assets (mainly goodwill and other definite-lite intangible assets).

See also Note 1V.

ITURAN LOCATION AND CONTROL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 21	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

C.      Fair value of financial instruments (cont.)

The Company's financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2019 and 2018:

	December 31, 2019
(in thousands)	Level 1	Level 2	Level 3

Trading securities	358	-	-
Derivatives designated as hedging instruments	-	-	-
Total	358	-	-

	December 31, 2018
(in thousands)	Level 1	Level 2	Level 3

Trading securities	1,897	-	-
Derivatives designated as hedging instruments	-	1,019	-
Total	1,897	1,019	-

NOTE 22     -     SUBSEQUENT EVENTS

In December 2019, a new strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, Hubei Province, China. During January, February and March of 2020, COVID-19 has spread globally, including in Israel, Europe, and America. In response to the COVID-19 virus, countries have taken different measures in relation to prevention and containment including lock-down and quarantine. The COVID-19 virus continues to impact worldwide economic activity and pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities or otherwise elected by companies as a preventive measure. The Company relies, with respect to some of its products, on manufacturers in China. The effects of the COVID-19 may result in such products not being produced and/or shipped to the Company. In addition, mandated government authority measures or other measures elected by companies as preventive measures may lead to our consumers being unable to complete purchases or other activities. COVID-19 may have an adverse effect on trading, on our operations, collection of our client debt and, its continuous spread and protective measures taken by the authorities may adversely affect our future results of operations, cash flows and financial condition.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD.
(Registrant)

By: /s/ Eyal Sheratzky	/s/ Nir Sheratzky
Eyal Sheratzky	Nir Sheratzky
Co-Chief Executive Officers

Dated: April 23, 2020