Form 20-F
period 2020-12-31
Ituran Location & Control Ltd.
filed 2021-04-26
CIK 1337117

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..........................................

For the transition period from ____________ to ____________

Commission file number. 001-32618

ITURAN LOCATION AND CONTROL LTD.

(Exact name of Registrant as specified in its charter)

ITURAN LOCATION AND CONTROL LTD.

(Translation of Registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

3 Hashikma street, Azour, 5800182 Israel

(Address of principal executive offices)

Guy Aharonov, General Counsel, 3 Hashikma street, Azour, 5800182 Israel, Tel: 972-3-5571314, Facsimile: 972-3-5571327

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered

Ordinary Shares, par value NIS 0.33 1/3 per share	ITRN	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

SEC 1852 (04-20) - Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

23,475,431

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ⌧ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ⌧	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

The Annual Report of Ituran, together with the Financial Condition and Results of Operations covering that 12 months period, are incorporated by reference into Ituran registration statement on Form F-3 (File No. 333-222289).

TABLE OF CONTENTS

USE OF CERTAIN TERMS	IV
FORWARD LOOKING STATEMENTS	IV
ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.KEY INFORMATION	1
A. SELECTED FINANCIAL DATA	1
B. CAPITALIZATION AND INDEBTEDNESS	3
C. REASONS FOR THE OFFER AND USE OF PROCEEDS	3
D. RISK FACTORS	3
ITEM 4.INFORMATION ON THE COMPANY	11
A. HISTORY AND DEVELOPMENT OF THE COMPANY	11
B. BUSINESS OVERVIEW	12
C. ORGANIZATIONAL STRUCTURE	21
D. PROPERTY, PLANTS AND EQUIPMENT	22
ITEM 4.A. UNRESOLVED STAFF COMMENTS	23
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A. OPERATING RESULTS	23
B. LIQUIDITY AND CAPITAL RESOURCES	34
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	36
D. TREND INFORMATION	37
E. OFF-BALANCE SHEET ARRANGEMENTS	37
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	37
G. SAFE HARBOR	37
ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
A. DIRECTORS AND SENIOR MANAGEMENT	38
B. COMPENSATION	41
C. BOARD PRACTICES	43
D. EMPLOYEES	46
E. SHARE OWNERSHIP	49

i

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A. MAJOR SHAREHOLDERS	50
B. RELATED PARTY TRANSACTIONS	51
C. INTERESTS OF EXPERTS AND COUNSEL	56
ITEM 8.FINANCIAL INFORMATION	56
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	56
B. SIGNIFICANT CHANGES	57
ITEM 9.THE OFFER AND LISTING	57
A. OFFER AND LISTING DETAILS	57
B. PLAN OF DISTRIBUTION	58
C. MARKETS	58
D. SELLING SHAREHOLDERS	58
E. DILUTION	58
F. EXPENSES OF THE ISSUE	58
ITEM 10.ADDITIONAL INFORMATION	58
A. SHARE CAPITAL	58
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	58
C. MATERIAL CONTRACTS	65
D. EXCHANGE CONTROLS	65
E. TAXATION	65
F. DIVIDENDS AND PAYING AGENTS	72
G. STATEMENT BY EXPERTS	72
H. DOCUMENTS ON DISPLAY	72
I. SUBSIDIARY INFORMATION	72
ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	72
ITEM 12.DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	73
ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73
ITEM 14A.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73
ITEM 15.CONTROLS AND PROCEDURES	73
ITEM 16.[RESERVED]	76

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

Our selected consolidated statements of income data for the years ended December 31, 2018, 2019 and 2020 and our selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2016 and 2017, and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018, are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2020	2019	2018	2017	2016
	In USD
	In thousands, except per share amounts
Revenues:
Telematics services	182,944	204,728	181,357	169,752	141,940
Telematics products	62,683	74,604	71,978	64,884	57,634
Total Revenues	245,627	279,332	253,335	234,636	199,574
Cost of Revenues:
Telematics services	81,365	90,158	70,329	60,256	50,633
Telematics products	48,747	58,656	55,678	54,996	46,910
Total cost of revenues	130,112	148,814	126,007	115,252	97,543

Gross profit	115,515	130,518	127,328	119,384	102,031

Research and development expenses	12,767	13,913	6,223	3,160	2,895
Selling and marketing expenses	11,014	12,778	11,340	12,246	10,074
General and administrative expenses	49,705	55,166	47,693	47,590	40,228
Impairment of goodwill	10,508	12,292	-	-	-
Impairment of intangible assets and other expenses (income) net	3,690	13,715	(306)	(147)	836

Operating Income	27,831	22,654	62,378	56,535	47,998
Other income (expenses), net	(272)	(26)	13,138	-	-
Financing income (expenses), net	1,480	576	717	(989)	2,056

Income before income tax	29,039	23,204	76,233	55,546	50,054

Income tax	(10,856)	(12,234)	(17,273)	(17,705)	(14,877)
Share in gains (losses) of affiliated companies, net	(842)	(3,203)	4,219	8,520	(449)

Net income for the year	17,341	7,767	63,179	46,361	4,728
Less: net income attributable to non-controlling interest	(1,218)	(878)	(2,504)	(2,567)	(2,589)

Net income attributable to Company stockholders	16,123	6,889	60,675	43,794	32,139

Earnings per share
Basic	$0.78	$0.33	$2.88	$2.09	$1.53
Diluted	$0.78	$0.33	$2.88	$2.09	$1.53
Weighted average number of shares outstanding
Basic	20,813	21,037	21,077	20,968	20,968
Diluted	20,813	21,037	21,077	20,968	20,968

Consolidated Balance Sheets Data:

	Year Ended December 31,
	2020	2019	2018	2017	2016
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; and investment in trading marketable securities	78,846	54,322	53,295	40,465	31,485
Working Capital	66,708	73,085	84,214	71,360	55,062
Total Assets	312,472	339,235	373,792	215,159	178,019
Total Liabilities	182,573	203,321	213,592	81,930	69,848
Retained Earnings	127,684	116,479	129,580	92,065	71,717
Stockholders’ Equity	127,192	129,330	153,693	125,790	102,229
Dividend declared per share	0.24	0.95	0.95	1.12	0.86

Other Data:

	Year Ended December 31,
	2020	2019	2018	2017	2016
Subscribers of telematics services (1)	1,768,000	1,781,000	1,770,000	1,160,000	1,057,000
Average monthly churn rate	3%	3.3%	2.8%	3.2%	3.1%

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

RISKS RELATED TO OUR BUSINESS

Failure to maintain our existing relationships or establish new relationships with insurance companies or car manufacturers could adversely affect our revenues and growth potential.

Revenues from our stolen vehicle recovery services, which we refer to as SVR services, (“SVR”) and automatic vehicle location (“AVL”) products, which we refer to as telematics products, are primarily dependent on our relationships with insurance companies. In Israel, insurance companies drive demand for our SVR services and telematics products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. In certain subsidiaries in Brazil and Argentina, insurance companies enter into written agreements to subscribe to our services and purchase or lease our products directly. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential. In some of the territories in which we operate, we have business relation with car manufacturers. Our inability to maintain our existing relationships or establish new relationships with car manufacturers companies could adversely affect our revenues and growth potential. In some of territories we operate in, we have business relation with car manufacturers. Our inability to maintain our existing relationships or establish new relationships with car manufacturers companies could adversely affect our revenues and growth potential.

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

A decline in sales of new cars at the markets in which we operate could result in reduced demand for our telematics services and telematics products.

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

▪

satisfactory radio frequencies are available to us for our RF technology, that allow us to operate our business in an uninterrupted manner; and

▪

insurance companies, car manufacturers or owners of cars believe that the value of cars justifies incurring the expense associated with the deployment of SVR services.

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

Part of our business relies on signals from GPS/GPRS satellites built and maintained by third parties. If GPS/GPRS satellites become unavailable to us, or if the costs associated with using GPS/GPRS technology increase such that it is no longer feasible or cost-effective for us to use such technology, we will not be able to adequately provide our services. In addition, if one or more GPS/GPRS satellites malfunction, there could be a substantial delay before such satellites are repaired or replaced, if at all. The occurrence of any of the foregoing events could negatively impact our immediate and future revenues from, or growth of, our telematics services and adversely affect our results of operations.

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

COVID-19 Pandemic

A regional or a global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our suppliers and customers, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.

A regional or a global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, the COVID-19 pandemic has had numerous effects on the global economy and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, customers, consumer sentiment, economies and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many of our markets.

As a result of the COVID-19 pandemic, as near-term measures, we have transitioned many of our employees to remote working arrangements. The transition has had little impact on our employee productivity and has not caused material interruption to our business.

We are unable to accurately predict the impact that COVID-19 will have on our operations going forward due to uncertainties that will be dictated by the length of time that the pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to the pandemic and overall changes in consumer behavior. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Governments all over the world are continuing to impose limitations on gatherings, social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such orders or restrictions have and are continuing to result in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact workforces, customers, consumer sentiment and the economies in many of our markets, and as a result, may adversely affect our operations.

We are subject to litigation that could result in significant costs to us.

On July 13, 2015, we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, unlawfully abused its power as a monopoly and discriminated between its customers. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 93 million). Based on an opinion of its legal counsels, the Company believes that the lawsuit lacks substantiation, and that the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the suit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

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

The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 98 base sites that provide complete communications coverage in Israel. Similarly, we have communications coverage in Sao Paulo (120 sites), Rio (6sites), Brazil and Buenos Aires, Argentina (37 sites). The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

Currently most of our base sites in Israel and Brazil and some of our base sites in Argentina operate without local building permits or the equivalent. Although relevant authorities in Israel, Brazil and Argentina have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli authorities have began seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites or the imposition of limitation on erection of new base stations. Should these enforcement measures be imposed upon us in Israel, Brazil or Argentina, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected. In Israel we are in process of achieving compliance with the regulation of our base stations, such process can take several years.

Currency fluctuations may result in valuation adjustments in our assets and liabilities and could cause our results of operations to decline.

The valuation of our assets and liabilities, our revenues received, and the related expenses incurred are not always denominated in the same currency. This lack of correlation between revenues and expenses exposes us to risks resulting from currency fluctuations. These currency fluctuations could have an adverse effect on our results of operations, such currency fluctuations take place in several countries in which we operate which affects our operation results in these countries. In addition, fluctuations in currencies may result in valuation adjustments in our assets and liabilities which could cause our results of operations to decline.

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

We have been declared a monopoly under the Israeli Economy competition Law (formerly known as Restrictive Trade Practices Law, 1988) (the “Israeli Antitrust Law”), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority (under its new name - Competition Authority) may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli Competition authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 100 million (approximately US$31.0 million) or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

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

GENERAL RISKS RELATED TO OUR ORDINARY SHARES AND THE ECONOMY

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

We are mainly engaged in the area of Telematics services, consisting of stolen vehicle recovery, fleet management services, connected cars, UBI, and other tracking services. We also provide telematics products used in connection with our Telematics services and various other applications. We currently primarily provide our services as well as sell and lease our products in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, Canada and the United States.

In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we publicly offered our ordinary shares in the United States. On May 25, 2016 our shares were delisted from the Tel Aviv stock exchange, and our ordinary shares are currently quoted only on Nasdaq under the symbol “ITRN”.

On September 13, 2018 we closed the acquisition of 81.3% of the shares of Road Track Holding S.L, (following transaction name was changed to Ituran Spain Holding) a telematics company operating primarily in the Latin American region ("RTH Transaction").

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

Principal Capital Expenditures

We had capital expenditures of $ 10.2 million in 2020, $18.3 million in 2019, and $21.4 million in 2018. We have financed our capital expenditures with cash generated from our operations.

Our capital expenditures in 2020, 2019, and 2018 consisted primarily of acquisition of operational equipment for $ 3.9 million, $7.1 million, and $13.7 million respectively.

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

Telematics Services

In 2020, 74% of our revenues were attributable to our telematics services. As of December 31, 2020 , we primarily provided our services in Israel, Brazil, and other Countries to approximately 643,000, 452,000, and 673,000 subscribers, respectively.

Following RTH Transaction we have direct agreements with 2 major car manufacturers and our products developed by RTH subsidiary are embedded in the cars or otherwise approved by the car manufacturer. This connection requires us to stand up for the highest car manufacturer automotive standards.

Stolen vehicle recovery services

Our stolen vehicle recovery and tracking services, which we refer to as SVR services, enable us to locate, track and recover stolen vehicles for our subscribers. Our customers include individual vehicle owners who subscribe to our services directly, car manufacturers and insurance companies that either require their customers to install a security system or offer their customers financial incentives to subscribe to SVR services such as ours. In certain countries, insurance companies directly subscribe to our SVR services on behalf of their customers.

Fleet management services

Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2020, we provided our services to approximately 324,000 end-users through 23,000 corporate customers in countries where we operate directly and through distributers.

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

"Connected Car"- The service platform includes a back office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app and additional related operational, and marketing services, as well as information analysis. ”Connected Car’ is operating in Israel, Brazil, Colombia, Mexico, Argentina and Ecuador.

“Usage Based Insurance” (UBI) – we have developed a unique product (hardware and software) that measure and analyze the driving behavior in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy. The UBI has already been implemented and marketed by five Israeli insurance companies and we intend to accelerate its marketing and work with additional insurance companies in year 2021.

Telematics Products

In 2020 26% of our revenues were attributable to the sale of our telematics products. Our telematics products employ short - and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as telematics products.

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

•

accident notification;

•

task management optimization.

Value-added services

Locator services. Our services allow consumers to protect valuable merchandise and equipment. We provide our locator services in Israel, Brazil, Ecuador, Colombia, Mexico and Argentina.

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

“UBI” and "Connected Car". We provide UBI services in Israel through five insurance companies, and Connected Car services in Israel, Brazil, Colombia, Mexico, Argentina and Ecuador. For additional information on the service, see Item 4.B. – “Information on the Company “ - “Business Overview” under the caption “Telematics Services”

Telematics products

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

▪

GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

▪

SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual;

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel	SVR, Fleet Management, Value-added services,including: Connected Car, UBI	Telematics Products

Brazil, Argentina, Mexico, Ecuador, Colombia	SVR, Fleet Management, Value-added services,including: Connected Car	Telematics Products

United States	SVR, Fleet Management, Value-added services,including: Asset protection to Auto Lenders	Telematics Products

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our telematics services in the countries in which we operate (including through RTH subsidiaries):

▪

Israel: We commenced operations in Israel in 1995 and we had approximately 643,000 subscribers as of December 31, 2020. The operations in Israel were expended through M& A transactions with local companies (following the RTH Transaction) as well as organic growth. We operate throughout Israel in providing services through GPS/GPRS and RF based products and services.

▪

Brazil: We commenced operations in Brazil in 2000 and we had approximately 452,000 subscribers as of December 31, 2020. The operations were expended through M& A transactions with local companies (following the RTH Transaction) as well as organic growth. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro. However, we operate throughout Brazil in providing GPS/GPRS and RF based products and services.

▪

Argentina: We commenced operations in Argentina in 2002. The operations were expended through M&A transactions with local companies (following the RTH Transaction) as well as organic growth. We currently provide RF based products and services only in the metropolitan area of Buenos Aires. However, we also operate throughout Argentina in providing GPS/GPRS based products and services.

▪

United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States.

▪

Mexico: We acquired the operations in Mexico in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services.

▪

Ecuador: We acquired the operations in Ecuador in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services.

▪

Colombia: We acquired the operations in Colombia in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services.

In all of the abovementioned countries (except of Israel and Brazil), and others, we had approximately 673,000 subscribers as of December 31, 2020.

Customers, Marketing and Sales

We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2018 no single customer or group of related customers comprised more than 10% of our total annual revenues. In 2019 one of our customers comprised 15.8% of our total annual revenues. In 2020 no single customer or group of related customers comprised more than 10% of our total annual revenues.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2020, our selling and marketing team consisted of 71 employees.

(A) Telematics services

Stolen vehicle recovery

Our customers in the SVR market include insurance companies, car manufactures and individual vehicle owners. As of December 31, 2020, majority of our subscribers use SVR services.

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

Fleet management

Vehicle fleet management systems are primarily marketed through vehicle fleets’ departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2020, we provided our services to approximately 324,000 end users through 23,000 corporate customers and individuals in Israel, Brazil, Argentina, United States, Mexico, Colombia, Ecuador and through distributers in other regions.

Value-added services

“Concierge Services” -Our concierge services are provided to existing SVR customers. A few thousands SMART devices were installed in valuable merchandise and equipment.

"Connected Car"- The service platform includes a back-office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app, and additional related operational, and marketing services, as well as information analysis.” Connected Car’ is operating in Israel, Brazil, Colombia, Mexico, Argentina and Ecuador. As of December 31, 2020 we had 468,000 subscribers.

“Usage Based Insurance (UBI)" – we have developed a unique product (hardware and software) that measure and analyze the driving behavior in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy. The UBI has already been implemented and marketed by five Israeli insurance companies and we intend to accelerate its marketing and work with additional insurance companies in year 2021.

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

Stolen vehicle recovery

▪

Israel. Our primary competitors in Israel are Pointer and Skylock Ltd.

▪

Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are Sascar, Zatix, CEABS, Car Systems, GolSat, Sat-Company.

▪

Argentina. Argentina is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Argentina are LoJack Corporation, Pointer Argentina S.A., Prosegur S.A. and Megatrans S.A.

▪

United States. In the United States, there are several major companies offering various theft protection and recovery products that compete with our product and service offerings, including LoJack Corporation, OnStar Corporation, Advantage GPS/Procon Analytics, Sarekon GPS, Calamp, Spireon (which also includes SysLocate and GoldStar), PassTime, Guide Point, Icon and I-Metrik SVR.

▪

Colombia is a highly fragmented market. Main companies operate under the satellite/cellular infrastructure. Our main competitors are LoJack Corporation (under Detekor Brand), Prosegur, SATRACK (Local Company).

▪

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

▪

Ecuador highly fragmented market. Main companies operate under the satellite/cellular infrastructure. Our main competitors are Lojack,Tracklink and Carsync.

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

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors are:

•

Israel: Pointer, ISR, Traffilog and Skylock;

•

United States: GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime, Verizon, AT&T, Geotab, Fleet-Complete,Sprint, Zubie, and Spireon;

•

Brazil: Sascar, Zatix, CEABS and GolSat;

•

Argentina: LoJack Corporation, Megatrans SA., Sitrac S.A., American Tracer, Ubicar S.A.,Sky Cop. and Prosegur S.A;

•

Mexico: LoJack Corporation, Encotrack and Easytrack;

•

Ecuador: Hunter (LoJack Corporation), Tracklink and Sherlock;

•

Colombia: Satrack, Carlink and Detector.

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

The telecommunication services and frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel. Agencia Nacional de Telecomunicatoes in Brazil. Modernization Ministry in Argentina and the Federal Communications Commission in USA. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the Autoridad Federal de Tecnologias de la Información y las Comunicaciones, in the United States by the Federal Communications Commission, and Ministry of Information Technology and Communications in Colombia. In Mexico, the regulatory authority is the Federal Telecommunications Commission, however, because of the type of services we provide, we are not obligated entities; In Ecuador's case, the regulatory body is the Telecommunications Regulatory and Control Agency, however, we are not subject to either.

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

Nevertheless, our frequency is still authorized, there is a new entrant with ENACOM Authorization to provide LTE service. If this entrant starts the activity, we will face an incompatibility situation. We received the authorization from ENACOM to use a 12-month trial in Band 8 902-905/947-950 MHz bands additionally to our current frequencies. During this period, we will perform a test to obtain a definitive authorization. Due to the Covid-19 Pandemic we have not managed an extension to the trial period so as not to compromise future network development. We have decided to wait for a formal request from ENACOM to start again with this trail.

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

In Brazil the required permits for the building of our base sites include:

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

Other Investments

As part of our ongoing business we are engaged and encountered by many potential investment which may have correlation to our core business. The following are the main investments we have consummated during last seven years.

Bringg - On December 2013 the Company invested $1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. On January and July, 2015, we invested additional amounts of $1.1 million and US$ 2 million, respectively. During the years 2015 - 2020, additional investors, which are not related to us, invested in Bringg a total amount of approximately $80 million, which reduced our capital share in Bringg. Following such investments, we now hold 19.72% of Bringg’s share capital.

SaverOne Ltd - On March 2017, we invested an amount of $0.9 million in SaverOne 2014 Ltd., an Israeli start-up company developing a system that aims to reduce the occurrence of road accidents by preventing the use of distracting mobile apps while driving (The system prevents the driver from using texting applications while the vehicle is in motion, leaving other passengers unaffected).

During the years 2017 – 2020 we invested additional amount of approximately $0.8 million.

On June 2020 SaverOne have consummated public registration on the Israeli Stock Market (TASE) and thus its shares became equity investment with readily determinable fair value. We now hold approximately 10% of SaverOne’s share capital.

As of December 31,2020, the fair value of our investment in SaverOne is approximately US$ 6.6 million.

C. ORGANIZATIONAL STRUCTURE

In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with its operations from Tadiran and Tadiran Public Offerings Ltd. In September 2018, we acquired a majority of the shares of Road Track, a telematics company operating primarily in the Latin American region.

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc	USA	100%
Ituran USA Inc	USA	85.80%
Ituran de Argentina S.A	Argentina	100%
Ituran Sistemas de Monitoramento Ltda	Brazil	98.75%
Ituran Instalacoes Ltda	Brazil	98.75%
Teleran Holding Ltda	Brazil	99.99%
Ituran servicos Ltda	Brazil	98.75%
E.R.M. Electronic Systems Limited	Israel	51%
Mapa Mapping & Publishing Ltd	Israel	100%
Ituran Spain Holding S.L	Spain	81.28%
Ituran Road Track Monitaramento de Veiculos LTDA	Brazil	90.65%
Ituran Road Track Argentina, S.A	Argentina	90.65%
Global Telematics Solutions HK, Limited	Hong Kong	90.65%
Road Track De Colombia S.A.S	Colombia	81.28%
Road Track Ecuador, S.A.	Ecuador	81.28%
Road Track Mexico S.A. De C.V	Mexico	81.28%
Road Track HK Telematics Limited	Hong Kong	81.28%
E.D.T.E – Drive Technology Ltd	Israel	81.28%
Ituran Tech Ltd	Israel	99.99%

D. PROPERTY, PLANTS AND EQUIPMENT

As of the date of this report, we don’t own any real estate other than the following properties: An office building of 8 floors in the area of approximately 5,356 sqm (57,651 square feet), which was purchased by our subsidiary Ituran Sistemas de Monitoramento Ltda (Ituran Brazil) in Sao Paulo, Brazil, and was later, on December 3, 2014 sold to us, A building located in Rua Joao pessoa 450, Sao Caetano do Sul, Estado de Sao Paulo in Sao Paulo, Brazil in the area of approximately 36,936 square feet which was purchased by our subsidiary Ituran Road Track Monitoramento de Veiculos, Ltda which serve as an Operating center, A building located in Avenida del Taller No.36 Col. Transito in Mexico in the area of approximately 21,132 square feet which was purchased by our subsidiary Road Track Mexico, S.A de C.V which serve as an Operating center, a building located in Manuel Najas Oel 81 and Juan de Selis in Quito, Ecuador in the area of approximately 23,875 square feet which was purchased by our subsidiary Road Track Ecuador, S.A which serve as an Operating center, and a building located in Keren Ha' Yesod 15, Tirat Ha'Carmel, Israel at the area of approximately 5,025 square feet which was purchased by our subsidiary E.D.T.E – Drive Technology Ltd which serve as an Office space and a warehouse.

Other than the property in Brazil, Ecuador and Mexico and Israel, all of our offices, headquarters, control centers and facilities are leased in accordance with our specific needs in the areas in which we operate. Additionally, we lease space for our base sites, in order to operate the reception and transmission stations of the system, in each area in which we provide our SVR services.

In 2020 we leased an aggregate of approximately $63,234 square feet of office space in Azour and Holon, Israel. In 2020, the annual lease payments for these facilities were approximately $1,069,000 The initial term of the primary lease (in Azour) expired on March 31, 2013; and we renewed the lease until April 2022. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers for the Israeli market. We also lease 3,000 square feet for a warehouse and offices in Tirat Ha’Carmel for $ 34,000 annually.

In Buenos Aires, Argentina, we lease approximately 4,521 square feet for office space for the total amount of $ 22,352 annually, approximately 1,238 square feet for our control center for $ 6,120 annually, approximately 5,253 square feet for our installation center for $ 32,123 annually, approximately 2,121 square feet for our warehouse for $ 15,048 annually, and approximately 2,121 square feet for our third warehouse for $ 13,599 annually.

In Bogota, Colombia, we lease approximately 9,035 square feet for office space and Operating center for the amount of $ 85,000 annually, and additional 2,403 square feet for Operating center for the amount of $ 19,290 annually. The latter was terminated on May 2020.

In Mexico City, Mexico, we lease approximately 3,875 square feet for Corporate Office for the amount of $ 35,000 annually. This was terminated on November 2020. Additionally, we lease a warehouse for the amount of $3,000 annually.

In Sao Paulo, Brazil, we lease approximately 7,535 square feet for Parking lot for the amount of $ 30,000 annually.

In Guayaquil, Ecuador, we lease approximately 5,832 square feet for Warehouse for the amount of $30,000 annually. In Quito, Ecuador, we lease approximately 7,354 square feet for Warehouse for the amount of $ 30,000 annually. In Cuenca, Ecuador, we lease approximately 538 square feet for Warehouse for the amount of $ 3,399 annually. In Ibarra, Ecuador, we lease approximately 3,875 square feet for Corporate Office for the amount of $ 1,956 annually.

We lease approximately 9,260 square feet for our offices and control center in Florida for an amount of $ 165,000 annually for period of 60 months commencing March 24, 2016 and ending March 23, 2021, and a 12 months extension starting March 24,2021 at a reduced annual rate of $140,000 annually.

We leased approximately 6,458 square feet of office space, stores and warehouse in Brazil for approximately 446,000 ($86,000) Brazilian Real annually. The lease agreements will expire and will have to be renewed on August 21, 2024, December 2024, as applicable to each engagement.

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

The size of our base station sites varies from approximately 11 to 44 square feet. In Israel, we have 98 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,000 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 147 base station sites, of which 23 sites are leased from the same entity under a 15 years-contract, (commencing from 2012) for a monthly rate ranging from $500 to $1,750 per site. The remaining 124 sites are leased independently for an annual rate ranging from $200 to $550 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 37 base station sites, all of which are leased from six entities for a monthly rate ranging from $350 to $960 per site. The duration of the lease ranges from one to two years.

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

Our telematics services segment consists of our SVR, "Connected Car" fleet management, UBI, and value-added services. We currently operate our telematics services throughout the regions we operate.

Our telematics products segment consists of our short - and medium-range two-way telematics products. We sell our telematics end-units to customers that subscribe to our telematics services.

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

Geographical breakdown

Telematics services’ subscriber base

The following table sets forth the geographic breakdown of subscribers to our telematics services as of the dates indicated:

	As of December 31,
	2020	2019	2018
Israel	643,000	610,000	551,000
Brazil	452,000	489,000	555,000
Others	673,000	682,000	664,000

Total(1)	1,768,000	1,781,000	1,770,000

 (1) All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2020		2019		2018(2)
	In USD, in Millions
	Telematics services	Telematics products	Telematics services	Telematics products	Telematics services	Telematics products
Israel	85.1	35.4	77.6	32.5	72.0	44.2
Brazil	60.0	1.5	85.1	12.9	86.3	4.6
Others	37.8	25.8	42.0	29.2	23.1	23.2
Total(1)	182.9	62.7	204.7	74.6	181.4	72.0

 (1) We attribute revenues to countries based on the location of the customer.

 (2) The revenues include RTH results from the closing date, September 13, 2018.

Telematics services segment

We generate revenues from rendering our SVR, fleet management connected car and value-added services. A majority of our revenues represent subscription fees paid to us by our customers. We recognize revenues from subscription fees on a monthly basis. Our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical average churn rates of 3% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

Telematics products segment

We generate revenues from sale of our telematics products to customers in Israel, Brazil, Argentina, Mexico, Colombia, Ecuador and the United States. We currently sell or lease our telematics end-units in each of the above regions. Growth in our subscriber base is the principal driver for the sale of our telematics products. We recognize revenues from sales of our telematics products upon transfer of control to the customer (usually upon delivery).

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

Operating expenses

Research and development

Our research and development expenses consist primarily of salaries, costs of materials and other overhead expenses, primarily in connection with the design and development of our telematics products. We expense some of our research and development costs as incurred. Subject to certain criteria we capitalize software development costs. For further information see Note 1S to our consolidated Financial statements.

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

Financing expenses (income), net

Financing income (expenses),net ,include, inter alia ,short-term and long-term interest expenses, financial commissions, income (expenses) in respect of changes in obligation to purchase non-controlling interests ,and gains (losses) from currency fluctuations from the translation of monetary balance sheet items denominated in currencies other than the functional currency of each entity in the group, gains (losses) in respect of marketable securities and other investments, and expenses related to tax positions.

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

For each type of contract at inception, we assess the goods or service promised in a contract with a customer and identifies the performance obligations. With respect to contracts that are determined to have multiple performance obligations, such as contracts that combine product with services (mostly SVR services) and/or rights to use assets, we allocate the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is expected costs of satisfying a performance obligation and an appropriate margin for that distinct good or service.

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

We do not adjust the amount of consideration for the effects of a significant financing component since we expect, at most contracts inception, that the period between the time of transfer of the promised goods or services to the customer and the time the customer pays for these goods or services to be generally one year or less, based on the practical expedient. our credit terms to customers are, on average, between thirty and ninety days.

In accordance with ASC 606, our revenues are recognized as follows:

1.

Revenues from sales of Automatic Vehicle Location ("AVL") products are recognized when the control of the product passed to the customer (usually upon delivery).

2.

Revenues from provision of SVR services are recognized over time, as the customers simultaneously receive and consume the benefits we provided.

3.

For arrangements that involve the delivery or performance of multiple products (mostly, AVL products), services (such as SVR services) and/or rights to use assets, we analyze whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the good or service, either on its own or together with other resources that are readily available to the customer; and, 2. Our promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. When the above criteria are met the revenue recognition for the related products and/or services are recognized as described in 1 and 2 above, as applicable. With respect to arrangement that are determined to have multiple performance obligations that are distinct, we allocate the contract transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is the expected costs of satisfying the performance obligation with an appropriate margin for that distinct good or service.

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

4.

Amounts earned by certain Brazilian subsidiary for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third-party insurance company, are recognized ratably on a straight-line basis over the subscription period (see 3 above), since the amount allocated to us (for the SVR services subscription, installation services and for arranging the transaction), was contingent upon the delivery of the SVR services. As the insurance company is acting as a principal with respect to the insurance component, we recognized only the net amounts as revenues, after deduction of amounts related to the insurance component.

5.

Deferred revenues include unearned amounts received from customers (mostly for the provision of installation, future subscription services and extended warranty) but not yet recognized as revenues. Such deferred revenues are recognized as described in paragraph 3 above or paragraph 6 below, as applicable.

6.

Extended warranty - In the majority of countries, in which we operates, the statutory warranty period is one year, and the extended warranty covers periods beyond year one. Revenues from extended warranty include warranty services which were sold separately for a monthly fee, or warranty services that were determined to represent a separate performance obligation and were sold together with an AVL unit. Such revenues are recognized over the duration of the warranty periods.

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

Goodwill and intangible assets

1.

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for in accordance with the "purchase method" and is allocated to reporting units at acquisition. Goodwill is not amortized but rather tested for impairment at least annually in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other". we elected to perform the goodwill annual impairment test for its operating units as follows:

•

An amount of approximately $35.8 million (as of December 31, 2020) relates to two different reporting units (resulted from RTH transaction) should be tested on June 30, of each year, or more often if indicators of impairment are present. As described below, we were also required to perform an impairment test with respect to these units on December 31, 2020.

•

An amount of approximately $4.1 million (as of December 31, 2020) relates to two different reporting units (resulted from past acquisitions) is tested at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC Topic 350, we choose either to perform a qualitative assessment whether the quantitative goodwill impairment test is necessary or proceeds directly to the quantitative goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When we choose to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then we proceeds to the quantitative goodwill impairment test. If we determine otherwise, no further evaluation is necessary.

With respect to goodwill impairment tests performed before the adoption of ASU 2017-04, when we decided or required to perform the quantitative goodwill impairment test, we firstly were required to compare the fair value of the reporting unit to its carrying value ("step 1"). If the fair value of the reporting unit exceeded the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill was considered not to be impaired, and no further testing was required. If the carrying value was determined to exceed the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

Commencing the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment, see also Note 10), when we decide or is required to perform the quantitative goodwill impairment test, we compare the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. In the performance of the quantitative analysis we applied assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

As of December 31, 2020, we had four reporting units which include goodwill (four in 2019 and two in 2018).

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 1.9 million of goodwill, we performed a qualitative assessment as of December 31, 2020 and 2019, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from RTH transaction) with an allocated amount of approximately US$ 41.8 million of goodwill (as of June 30, 2020, before the impairment test), we performed the annual impairment test, as of June 30, 2020 and recorded impairment of approximately US$ 9.5 million. The impairment was recorded in the consolidated statement of income under a separate line ("Impairment of goodwill").

As of December 31, 2020, the remaining balance of goodwill related to this unit is approximately US$ 32.3 million. Due to existence of negative factors during the following months until December 31,2020, we performed a qualitative assessment as of that date and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 2.2 million of goodwill, we performed a qualitative assessment as of December 31, 2020 and 2019, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from RTH transaction) with an allocated amount of approximately US$ 4.5 million of goodwill (as of June 30, 2020, before the impairment test), we performed annual impairment test, as of June 30, 2020 and recorded impairment of approximately US$ 1.0 million. The impairment was recorded in the consolidated statement of income under a separate line ("Impairment of goodwill").

As of December 31, 2020, the remaining balance of goodwill related to this unit is approximately US$ 3.5 million. Due to existence of negative factors during the following months until December 31,2020, we performed a qualitative assessment as of that date and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

2.

Intangible assets with finite live (As of December 31,2020, the Balance of intangible assets consist of customer relationship, technology and others) are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As a part of RTH transaction we identified intangible assets in a fair value (as of the acquisition date) of approximately US$ 38.6 million.

As of December 31, 2020, the intangible assets are amortized as follows:

Years
Customer relationship	3
Technology services	5
Other	5

During 2020 and 2019 we recorded an intangible assets impairment loss in the amount of approximately US$ 3.7 million and US$ 13.9 million, respectively. The impairment was recorded in the consolidated statement of income under "Impairment of intangible assets and other expenses".

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

	Year Ended December 31,
	%
Consolidated statements of operations data:	2020	2019	2018
Revenues:
Telematics services	74.5	73.3	71.6
Telematics product	25.5	26.7	28.4

Total Revenues	100	100	100
Cost of Revenues:
Telematics services	33.2	32.3	27.8
Telematics products	19.8	21.0	21.9

Total cost of revenues	53.0	53.3	49.7

Gross profit	47.0	46.7	50.3
Operating Expenses:
Research and development expenses	5.2	5.0	2.4
Selling and marketing Expenses	4.5	4.6	4.5
General and administrative expenses, net	20.2	19.7	18.8
Impairment of goodwill	4.3	4.4
Impairment of intangible assets and other expenses (income), net	1.5	4.9	(0.1)

Total operating expenses	35.7	38.6	25.6
Operating Income	11.3	8.1	24.7
Other income expenses, net	(0.1)	-	5.1
Financing income, net	0.6	0.2	0.3

Income before income tax	11.8	8.3	30.1
Income tax	(4.4)	(4.4)	(6.8)
Share in gains (losses) of affiliated companies, net	(0.3)	(1.1)	1.7

Net income for the year	7.1	2.8	25.0
Less: net income attributable to non-controlling interests	(0.5)	(0.3)	(1.0)

Net income attributable to company stockholders	6.6	2.5	24.0

Analysis of our Operation Results for the Year ended December 31, 2020 as compared to the Year ended December 31, 2019

Revenues

Total revenues decreased from $279.3 million in 2019 to $245.6 million in 2020 or 12%. This decrease consisted a decrease of $ 21.8 million from subscription fees from our telematics services and a decrease of $ 11.9 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment decreased by $ 21.8 million from $ 204.7 million in 2019 to $182.9 million in 2020, or 10.6%. Mainly due to the negative fluctuation of the Brazilian Real vs the USD in an amount of approximately $17.3 million.

Telematics products segment

Revenues in our telematics products segment decreased from $ 74.6 million in 2019, to $62.7 million in 2020 or 16%. This decrease of $11.9 million is primarily due to a decrease in sales, mainly in our business relating to the OEM market in Brazil. This decrease was offset by a minor positive impact of exchange rate fluctuations of the NIS vs the USD in an amount of approximate $0.4 million.

Cost of revenues

Total cost of revenues decreased from $ 148.8 million in 2019, to $130.1 million in 2020 or 12.6%. This decrease consisted of a decrease of $8.8 million in the Telematics services segment and a decrease of $9.9 million in the telematics product segment. As a percentage of total revenues, cost of revenues decreased from 53.3% in 2019 to 53% in 2020.

Telematics services segment

Cost of revenues for our Telematics services segment decreased from $90.2 million in 2019, to $81.4 million in 2020 or 9.8%. This decrease was primarily due to the effect of exchange rate fluctuations in an amount of approximately $ 7.9 million and a decrease in salary expenses of approximately $3 million, the abovementioned were offset by increased in some other expenses items in insignificant amount each. As a percentage of total revenues for this segment, cost of revenues increased from 44.0% in 2019 to 44.5% in 2020.

Telematics products segment

Cost of revenues for our telematics products segment decreased from $ 58.6 million in 2019, to $ 48.7 million in 2020 or 16.9%. This decrease was mainly due to the decrease in our products’ sales. As a percentage of total revenues for this segment, cost of revenues decreased from 78.6 % in 2019, to 77.8% in 2020 mainly due to a change in the mixture of products sales.

Operating expenses

Research and development

Our research and development expenses decreased from $ 13.9 million in 2019 to $ 12.8 million in 2020. As a percentage of total revenues, research and development expenses increased slightly from 5.0 % in 2019 to 5.2 % in 2020.

Selling and marketing

Our selling and marketing expenses decreased from $ 12.8 million in 2019 to $ 11 million in 2020. As a percentage of total revenues, selling and marketing expenses decreased slightly from 4.6 % in 2019 to 4.5 % in 2020.

General and administrative

General and administrative expenses decreased from $55.2 million in 2019, to $ 49.7 million in 2020 or 10%. The decrease was mainly due to the effect of exchange rate fluctuations in amount of $5 million and a decrease in salary expenses of approximately $1.8 million. The abovementioned were offset primarily due to an increase in insurance cost in an amount of $0.5 million and allowance for doubtful accounts in an amount of $1 million. As a percentage of total revenues, general and administrative expenses increased from 19.7% in 2019 to 20.2 % in 2020.

Impairment of goodwill

On June 30,2020, an impairment of approximately $10.5 million was recorded, primarily due to increase in the country’s risk indicator, as part of the effects of Covid - 19. On December 31,2020, based on our qualitative assessment, no additional negative factors were spotted ,therefore another impairment was not indicated.

On December 31, 2019, an impairment on the amount of $12.3 million was recorded primarily due to the increase in the country’s risk indicator.

Impairment of intangible assets and other expenses (income), net

During 2020 and 2019 the company recorded an intangible assets impairment loss in the amount of approximately US$ 3.7 million and US$ 13.9 million, respectively. The impairment was recorded in the consolidated statement of income under "Impairment of intangible assets and other expenses".

Other expenses

Other expenses in amount of $0.3 million in 2020 was mainly due to one-time reduction of one of our investments in other companies. In 2019 other expenses was in amount of $26 thousand.

Operating income

Total operating income increased from $ 22.7 million in 2019, to $27.8 million in 2020 or 22.5%. This increase of approximately $ 5.1 million reflects an increase of $ 2.5 million in the operating income in the telematics service segment and a decrease of $ 2.6 million in the operating loss in the telematics products segment.

Telematics services segment

Operating income in our telematics services segment increased from $26.1 million in 2019 to $ 28.6 million in 2020, or 9.6%. This increase was mainly attributed to the decrease in the impairment of goodwill and of impairment of intangible assets from $22 million in 2019 to $11.3 million in 2020 which were offset by effect of the exchange rates fluctuation and from the decrease of our gross revenues in our telematics services segment.

As a percentage of in our telematics services segment revenues, operating income in our telematics services segment increased from 12.7 % in 2019 to 15.7 % in 2020.

Telematics products segment

Operating loss in our telematics products segment decreased from $3.4 million in 2019 to $0.8 million in 2020. This decrease in operating loss was mainly attributed to the decrease in the impairment of goodwill and of impairment of intangible assets from $4.2 million in 2019 to $2.9 million. And from the decrease of our gross revenues in our telematics products segment.

As a percentage of in our telematics services segment revenues, operating losses in our telematics services segment increased from (4.6) % in 2019 to (1.3) % in 2020.

Financing income, net

Financing income, net, was $ 0.6 million in 2019 compared with $ 1.5 million in 2020.

The increase in the financing income was mainly due to an increase in gain in respect of marketable securities and other investments in an amount of $4.6 million. The abovementioned were offset by a decrease in income in respect of changes in obligation to purchase non-controlling interests in an amount of $2.4 million and an increase in expenses related to taxes positions in an amount of $0.7 million.

Income Tax

Income Tax expenses decreased from $ 12.2 million in 2019, to $ 10.9 million in 2020 or 10.6%. As a percentage of income before tax, income tax expenses decreased from 52.7% in 2019 to 37.4 % in 2020 primarily due to recorded an (non- deductible for tax) impairment in goodwill and intangible assets related to RTH transaction in 2019 in an amount of $ 22.9 million, and in 2020 in an amount of $13.3 million.

As a percentage from income before tax, exclude the impairment which mentioned above, income tax expenses decreased from 27.1% in 2019 to 25.5% in 2020.

Analysis of our Operation Results for the Year ended December 31, 2019 as compared to the Year ended December 31, 2018

(Please take into consideration that 2018 operation results include RTH Results from the closing date, September 13, 2018)

Revenues

Total revenues increased from $253.3 million in 2018 to $279.3 million in 2019 or 10.3%. This increase consisted of an increase of $ 23.4 million from subscription fees from our telematics services and an increase of $ 2.6 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $ 23.4 million from $181.4 million in 2018, or 13 % to $204.7 million in 2019 mainly due to an increase in our average annual number of subscribers from 1,475,000 in 2018 to 1,776,000 in 2019 including due to RTH transaction. However, this increase was offset by the negative impact of exchange rate fluctuations of non-US dollar revenue in an amount of approximately $10.5 million. If the negative impact of the exchange rate fluctuation wasn’t accounted, our revenue would increase by $ 33.93 million or 18.6%.

Telematics products segment

Revenues in our telematics products segment increased from $ 72.0 million in 2018, to $74.6 million in 2019 or 3.6%. This increase of $ 2.6 million is primarily due to expanding our business activities following RTH acquisition and consolidating RTH Financial Statements. However, this increase was offset by decrease in sales in the Israeli market, as well as, by a negative impact of exchange rate fluctuations of non-US dollar revenue in an amount of approximately $ 0.2 million. If the negative impact of the exchange rate fluctuation wasn’t accounted, our revenue would increase by $ 2.8 million or 3.9%.

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

Telematics products segment

Cost of revenues for our telematics products segment increased from $ 55.7 million in 2018, to $ 58.7 million in 2019 or 5.4%. This increase was mainly due to the increase in our products’ sales following RTH acquisition. As a percentage of total revenues for this segment, cost of revenues decreased from 77.4% in 2018, to 78.6% in 2019 mainly due to a change in the mixture of products sales.

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

Telematics products segment

Operating income (loss) in our telematics products segment decreased from $ 5.5 million in 2018 to $ (3.4) million in 2019. This decrease in the operating income was primarily due to the impairment of $ 6 million and the change in the product sales mixture.

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

Financing income, net

Financing income, net, was $ 0.7 million in 2018 compared with an income of $ 0.6 million in 2019.

Income Tax

Income Tax expenses decreased from $ 17.3 million in 2018, to $ 12.2 million in 2019 or 29.2%. As a percentage of income before tax, income tax expenses increased from 22.7% in 2018 to 52.7 % in 2019 primarily due to:

1. In 2018 we recorded nontaxable income in amount of $14.7 million related to RTH Transaction.

2. We recorded an (non- deductible for tax) impairment in goodwill and intangible assets in 2019 in an amount of $ 20.2 million related to RTH transaction.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2018, 2019 and 2020, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2018, 2019 and 2020 we derived approximately 19.8%, 29.3% and 30.6% of our revenues in dollars and other currencies, 45.9%, 40.0% and 49.2% in NIS, 34.3%, 30.7% and 20.2% in Brazilian Reals. In fiscal years 2018, 2019 and 2020, 16.6%, 33.4% and 29.0% of our expenses were incurred in dollars and other currencies, 58.9%, 42.5% and 50.6% in NIS and 24.5%, 24.1% and 20.4% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2020, accumulated other comprehensive income decreased by $ 12.9 million as compared to the year 2019. In the year 2019, accumulated other comprehensive income decreased by $ 4.1 million as compared to the year 2018. In 2018, accumulated other comprehensive income decreased by $12.8 million as compared to the year 2017.

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

	Year Ended December 31,
	2018		2019		2020
	Actual	At 2017 exchange rates (1)	Actual	At 2018 exchange rates (1)	Actual	At 2019 exchange rates (1)
	(In thousands of US$)
Revenues	253,335	267,398	279,332	289,676	245,627	262,529
Gross profit	127,328	134,854	130,518	135,730	115,515	122,708
Operating income	62,378	67,340	22,654	25,419	27,831	31,229

(1) Based on average exchange rates during the period. Those columns are Non GAAP information.

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

B. LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily from cash and cash equivalents generated from operations. As of December, 31 2018, 2019 and 2020, we had $ 53.3 million, $54.3 million and $ 78.8 million in cash and marketable securities and $84.2 million, $73.1 million and $ 66.7 million in working capital, respectively. We hold our cash and cash equivalents in US dollars or the local currency of their location.

As of December, 2020 we had a long- term loan from an Israeli bank at the amount of $ 34.1 million and a short term loans at the amount of $ 20.4 million. As of December, 2019 we had a long - term loan from an Israeli bank at the amount of $ 49.8 million and a short term loans at the amount of $ 18.1 million. As of December 31, 2018, 2019 and 2020, we also had $ 3.8 million, $ 4.1 million and $1.9 million respectively, available to us under existing lines of credit. As of December 31, 2018, we utilized $ 1.9 million from our line of credit, as of December 31, 2019 we did not use our credit line, and as of December 31,2020 we utilized $ 0.3 million of our credit line.

For a reference concerning our use of financial instruments for hedging purposes, please see Item 5.A – Operating Results under the captions “Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets”.

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

As of December 31, 2018, 2019 and 2020 we had long-term liabilities of, $14.8 million, $17.0 million and $19.7 million respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $9.5 million , $11.5 million and $13.6 million as of December 31, 2018, 2019 and 2020 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

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

1. Currency market:

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

b. The Corporate Income Tax rate remains at 30% for 2020 fiscal year. The reduction to 25% was postponed for fiscal year 2021.

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

Following the revision of our dividend policy in 2012, we declared and paid regularly quarterly dividends in 2018 and 2019.

On February 26, 2017 we have revised our dividend policy, which came in force starting from 2017, that our dividends will be declared and distributed on a quarterly basis in an amount of at least 5 million USD subject to the provisions of the Israeli laws concerning lawful distribution of dividends.

Dividend we declare in respect to 2018 result:

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

Dividend we declare in respect to 2019 result:

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

On May 13, 2020, we declared the suspension of the dividend distribution due to the Covid-19 pandemic.

On March 3, 2021, we declared the renewal of the dividend distribution policy of at least $3 million a quarter. On the same date we also declared a quarterly dividend in an amount of $10 million, which was paid (net of taxes at the rate of 25%) on April 6, 2021 with respect to the fourth quarter of 2020.

Until the RTH Transaction, we have repurchased 2,507,314 of our shares, out of these shares 373,489 shares were resold as part of the consideration in the RTH Transaction. As part of the RTH Transaction price adjustment 300,472 shares were returned to us in April 2019. As part of implementation of our Board of Directors decision of 25 million USD share repurchase program, our wholly owned subsidiary executed agreements pursuant to Rule 10b-5 and Rule 10b-18 to commence from July 10th 2019. The agreement was terminated on December 31,2019.

Share repurchases were funded by our wholly owned subsidiary with available cash. Repurchases of the Company’s ordinary shares was based on Rule10b-18 terms. As of December 31, 2019 we purchased 227,828 of our shares for approximately $ 6 million.

As of the date of this report the updated quantity of treasury shares is 2,662,125 (including the aforementioned 227,828 shares which are entitled to dividend distributed).

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2020	2019	2018
	(In thousands)

Net cash provided by operating activities	60,068	59,679	53,264
Net cash used in investing activities	(11,479)	(18,287)	(84,854)
Net cash provided by (used in) financing activities	(29,449)	(38,927)	49,769
Effect of exchange rate changes on cash and cash equivalents	(921)	101	(3,687)
Net increase in cash and cash equivalents	18,219	2,566	14,492

Years ended December 31, 2020, December 31, 2019 and December 31, 2018

Net cash provided by operating activities

Our operating activities provided cash of $53.3 million in 2018 and $59.7 million in 2019 and $60.1 million in 2020.

Cash from operating activities in 2020 increased in an amount of approximately $ 0.4 million.

Net cash used in investing activities

Net cash used in investing activities in 2020 in an amount of approximately $ 11.5 million, included capital expenditure in the amount of $ 10.2 million.

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

Net cash provided by (used in) financing activities

Net cash used in by financing activities in 2020 in an amount of approximately $ 29.4 million consisted primarily of a repayment of short and long term credit from financial institution in amount of $ 17 million, cash dividend payment in an amount of approximately $ 10 million and a cash dividend payment in an amount of approximately $ 1.7 million paid by our subsidiaries to the non - controlling interests.

Net cash used in by financing activities in 2019 in an amount of approximately $ 38.9 million consisted primarily of a repayment of short and long term credit from financial institution in amount of $ 11.1 million, cash dividend payment in an amount of approximately $ 19.8 million and a cash dividend payment in an amount of approximately $ 2.0 million paid by our subsidiary to the non - controlling interests, an acquisition of our shares for $ 6 million.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Most of our research and development activities take place in Israel, Mexico, Colombia and Ecuador. Our Research and Design department is constantly working on upgrading the service infrastructure and improving our fleet management applications, including by introducing new services and uses of the system, while utilizing both internal development staff and outsourcing such activities to third parties, as well as developing new service platforms for cellular/GPS based devices.

Expenditures for research and development activities undertaken by us were approximately $ 12.8 million in 2020, $ 13.9 million in 2019, $ 6.2 million in 2018.

D. TREND INFORMATION

As a result of the COVID-19 pandemic, as near-term measures, we have transitioned many of our employees to remote working arrangements. The transition has had little impact on our employee productivity and has not caused material interruption to our business.

We are unable to accurately predict the impact that COVID-19 will have on our operations going forward due to uncertainties that will be dictated by the length of time that the pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to the pandemic and overall changes in consumer behavior. Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Governments all over the world are continuing to impose limitations on gatherings, social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such orders or restrictions have and are continuing to result in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact workforces, customers, consumer sentiment and the economies in many of our markets, and as a result, may adversely affect our operations.

COVID-19 pandemic may have a negative effect on our business in the forthcoming quarters in several spheres. In order to mitigate our expenses we reduced the basic monthly payments of some of our senior management by 25% and deferred payments of part of their bonuses (see Item 6.B hereinafter), reduced salaries of our employees by 10%-40% (especially in 2nd and 3rd quarters of year 2020) which reduction we lifted recently. We also halted our dividend distribution until recently (see Item 5B above on page 40) and also either reduced some of the payments for services rendered by developers as well as reduction of rental payments. The aforementioned should be deemed as a forward-looking analysis under Section 21E of the Securities Exchange Act and Section 27A of the Securities Act, 1933.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2020:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases	3,841	2,926	909	6	-
Purchase Obligations	6,500	6,500	-	-	-
Obligation to purchase non-controlling interests	10,595	10,595	-	-	-
Long – term debt obligations	54,456	20,388	34,068	-	-
Total	75,392	40,409	34,977	6	-

G. SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	74	President and director
Yehuda Kahane	76	Director
Ze’ev Koren	76	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	68	Director
Eyal Sheratzky	52	Co-Chief Executive Officer and Director
Nir Sheratzky	49	Co-Chief Executive Officer and Director
Gil Sheratzky	43	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	47	Director and an independent director
Yigal Shani	76	Director
Israel Baron (1)(2)(3) +	67	External Director
Gidon Kotler (1)(2)(3)	80	External Director
Tal Sheratzky- Jaffa	43	Director and an independent director
Ami Saranga	57	Deputy Chief Executive Officer
Eli Kamer	54	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	55	General Counsel
Udi Mizrahi	49	Deputy Chief Executive Officer International Operation and VP of Finance

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

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd. From 2003 and until 2013 Mr. Sheratzky served as our advertising officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Gil serves also as director in Savor One. Gil Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and nephew of Effraim Sheratzky.

Yoav Kahane has served as director of our company since 1998. Mr. Kahane is serving as Chief Executive Officer of VIZO Specs Ltd, a start up company he co-founded that develop a non-invasive technology for immediate enhancement of attention and the treatment of ADHD. During 2020 he served as Chief Business Officer of PrintCB, developer and manufacturer of Advanced Copper Materials for Car Electrification. Since 2015 Mr. Kahane has co-founded and served as the Chief Executive Officer of Spot-On Therapeutics Ltd., a startup company that develops a non-invasive brain stimulation technology for the treatment of balance disorders and falls prevention. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences from Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.

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

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board’s committees. Mr. Baron served as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd from 2009 until 2017. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel. Israel Baron was reelected on December 10, 2020 for additional 3-year term to serve as external director.

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

Ms. Tal Sheratzky-Jaffa was until recently a Vice President at Margalit Startup City, a unique Israeli organization focused on building and creating centers of excellence worldwide. Prior to joining Margalit Startup City, Ms. Sheratzky-Jaffa was a Strategy and Development Manager at Reality Investment Funds, Israeli value-add real estate fund. Prior to joining Reality Investment Funds, Ms. Sheratzky-Jaffa was a partner at the Israeli law firm Amit, Pollak, Matalon and Co., specializing in the fields of investment funds, mergers and acquisitions, high-tech and corporate governance, and an associate at the New York offices of the US law firm Akin Gump Strauss Hauer & Feld. Ms. Sheratzky-Jaffa holds LL.M degree from Columbia University (New York), LL.B from Haifa University and B.A (economics) from Haifa University, and is a member of the Israeli Bar Association and the New York State Bar. Ms. Sheratzky-Jaffa is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the daughter of Efraim Sheratzky. Ms. Sheratzky – Jaffa was elected, on December 12, 2019, in annual general shareholders meeting, to serve as director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Our articles of association provide for staggered three-year terms for all of our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Nir Sheratzky, Yigal Shani and Yehuda Kahane (class B), who were re-elected on December 10, 2020; Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 12, 2018; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa and Yoav Kahane (class A), who were re-elected on December 12, 2019. This classification of the board of directors may delay or prevent a change of control of our company.

On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2017), which was extended to additional term of three years commencing on April 30, 2020. On December 10, 2020, an annual general and special shareholders meeting approved the re-election of Mr. Israel Baron, our external director, for additional three years.

Shareholders Agreement and Articles of Association of Moked Ituran Ltd.

Pursuant to Moked Ituran Ltd's articles of association and agreement (as amended) between its shareholders, there is a mechanism in place with regard to directors to be designated and voted for election by Moked Ituran Ltd in each of our annual shareholdings meeting for the relevant class of directors (four directors in class A and B and three in class C). The aforementioned is in effect only for as long as Moked Ituran Ltd holds at least 15% of our issued and outstanding share capital.

B. COMPENSATION

During the year of 2020, as part of the management reaction to the Covid-19 effects on our company, the company has reduced monthly compensation for both employees and management. The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2020 was approximately $ 251,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item 6.C - Board Practices under the caption “External directors” below. Our audit committee and board of directors approved compensation for Mr. Ze’ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2020, we paid the sum of NIS 399,000 (approximately $ 116,000) to our external directors, NIS 200,000 (approximately $ 58,000) to Mr. Ze’ev Koren, NIS 150,000 (approximately $44,000) to Mr. Yoav Kahane, NIS 115,000 (approximately $33,000) to Ms. Tal Sheratzky-Jaffa. We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

Due to the Covid-19 effect, since April 2020 we reduced the monthly salaries of our employees and managers by 10%-40% and monthly compensation of our President, Co-CEOs and manager of the Business Development by 25%. The first was lifted since February, 2021 and the latter is still in effect. The aggregate costs to the Company of the compensation to our Co-Chief Executive Officers in 2020 were $ 2.8 million. The aggregate compensation paid to all of our officers as a group during 2020 was approximately $ 9.9 million. In 2020 we paid an aggregate amount of $64,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our 5 highest paid officers in 2020 according to our 2020 financial reports:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	640	0	0	0	1,177	0	1,817
Eyal Sheratzky (Co-Chief Executive Officer	498	0	0	0	915	0	1,413
Nir Sheratzky (Co-Chief Executive Officer)	498	0	0	0	915	0	1,413
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)	356	0	0	0	654	0	1,010
Ami Saranga (Deputy Chief Executive Officer)	0	203	47	32	76	0	358

Total of our 5 highest paid officers	2,067	203	47	32	3,737	0	6,086

During 2020, we set aside $ 573,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2020, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below.

On December 10, 2020 our annual general meeting of shareholders approved the extension of service agreements as independent contractors, of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky for a period of additional three years.

For further details concerning such terms of service, please see Item 7.B – Related Parties Transactions under the caption “Transactions with our directors and principal officers.”

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee. In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2020, we paid a total of $ 773,000 to our officers and employees pursuant to the above bonus schemes.

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

External directors are generally elected to serve an initial term of three years and may be re-elected to serve in that capacity for two additional three-year terms; however, companies whose securities are listed on recognized foreign exchanges, such as Nasdaq, may extend the service terms of their external directors for additional unlimited terms, each of no more of than three years, subject to the approval of the audit committee and the board of directors that such extension is for the benefit of the company in view of the directors’ expertise and special contribution to the operation of the board and its committees and these reasons together with the term served by the external director were presented to the shareholders prior to their approval (see the Israeli Companies Regulations (Allowances for Companies with Securities Listed on an Exchange Outside Israel), 2000-5760). The appointment of an external director for additional terms may be brought for the approval of the shareholders either by the board of directors or by a shareholder that holds at least 1% of the company’s voting rights, provided that the nominee is not a related or competing shareholder (as defined below) or a relative thereof, at the time of the appointment, and does not have an affinity to such shareholder (as defined below) at the time of the appointment or the two years preceding such appointment. The term “related or competing shareholder” means the shareholder who proposed the appointment or a 5% shareholder of the company if, at the time of the appointment, his controlling person or a company controlled by either of them, has business relations with the company, or if he, his controlling person or a company controlled by either of them are competitors of the company. The term “affinity” means the on-going existence of work relationship, business or professional relationship or control and the service as an officer.

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

Mr. Israel Baron is now serving his seventh term as an external director of the Company, who was reelected on of December 10, 2020 for a term of 3 years. Mr. Gideon Kotler was appointed on April 30, 2014 by an extraordinary shareholders meeting as our new external director, following the death of our former external director, Dr. Orna Ophir, in January 2014 and was reelected by our general shareholders meeting on December 28, 2016, for his second term, of additional 3 years term starting from April 30, 2017, which was later extended for additional term of three years beginning April 30,2020.

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

The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor in 2020 was Simon Yarel, CPA, who has served as our internal auditor since January 1999. On April 3, 2021, the audit committee and the board of directors approved the appointment of Ms. Alexandra Yarel as an internal auditor instead of Mr Simon Yarel, and that is due to his retirement.

D. EMPLOYEES

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2020	2019	2018
By area of activity:
Control Center	568	552	532
Research and Development	137	154	162
Sales and Marketing	71	69	45
Technical support and IT	494	467	652
Finance, Administration and Management	351	380	385
Private enforcement and operations	1,015	1,143	1,236
Manufacturing	125	143	160
Total	2,761	2,908	3,172

By geographic location (out of total):
Israel	855	863	855
Brazil	820	884	990
Others	1,086	1,161	1,327
Total	2,761	2,908	3,172

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

On December 13, 2019 the new Government issued the Decree No. 34/2019, which doubles the amount of compensation for severance without justified cause, initially governing for the term of 180 days, which was later extended and is currently valid until December 31, 2021. Likewise an extension of the prohibition of dismissals and suspension without just cause was ordered until April 25, 2021.

Argentine employers are also required to contribute for the following items: (a) Pension funds 20.70% (b) health insurance for employees 6% (c) occupational accident insurance 1.53%; and (d) Retirement fund insurance 2.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

Our employees in Argentina, excluding the chief executive officer and a number of other employees, are members of a labor union and the employee member fees are paid by them.

United States

We have no collective bargaining agreements with any of our employees in the United States and none of our employees are members of a union.

Mexico

The hiring of employees in Mexico is subject to the regulations of the Federal Labor Law, the Social Security Law, the Infonavit Law, the Income Tax Law, Afore, and Infonacot In these laws both workers and employers have obligations and rights; the percentage corresponding to the employer is 40% in Payroll and Employee Tax depending on their level of income. The working relationship between employer and employee is regulated by the Individual work contract In Mexico we have several modalities of types of Labor Contract, according to the permanence and type of contract, example: Contract for a Determined Time, Permanent Contract, and Contract for Determined Work. In these Contracts the conditions of the work are specified. Within our company we also have working relationships through outsourcing, where our employees have the same rights and obligations and adhere to the same internal and legal guidelines. Contract terminations without cause by the employer require the payment of 3 months' salary as a concept of damages.

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

E. SHARE OWNERSHIP

The following sets forth, as of April 18, 2021 the share ownership of our directors and executive officers listed in Item 6.A above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer (1)	Number of Ordinary Shares Beneficially Owned (2)	Percentage of beneficial ownership (3)
Izzy Sheratzky(4)	4,077,317	19.59
Professor Yehuda Kahane (5)	1,451,137	6.97
Zeev Koren	-	-
Efraim Sheratzky (6)	240,508	1.16
Yigal Shani (7)	246,552	1.18
Eyal Sheratzky	-	-
Nir Sheratzky	-	-
Gil Sheratzky	-	-
Yoav Kahane	-	-
Tal Sheratzky- Jaffa	2,403*	0.0115*
Israel Baron	-	-
Gidon Kotler	105*	*
Ami Saranga	-	-
Eli Kamer	-	-
Guy Aharonov	-	-
Udi Mizrahi	-	-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
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

(3)	Amounts in this column are based on 23,475,431 ordinary shares outstanding as of April 18, 2021, less 2,662,125 treasury shares held by us.
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

(5)

Shares beneficially owned include: (a) 13,264 shares directly owned by Professor Kahane jointly with his wife, Rivka Kahane;(b) 5,782 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,432,091 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of 35.13% of the shares of Moked Ituran.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of April 18, 2021, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)*	4,075,952	19.58
All directors and executive officers as a group (2)	4,142,827	19.90
Vulcan Value Partners (3)	2,472,410	11.88
FMR LLC. (4)	1,933,262	9.288
Renaissance Technologies LLC. (5)	1,421,400	6.83
Gobi Capital LLC(6)	1,137,642	5.465
The Phoenix Holdings Ltd(7)	1,645,317	7.00
Treasury shares*	2,662,125

(1) Moked’s articles of association provides that each of Moked’s shareholders shall have the right to direct Moked to dispose of such number of our shares corresponding to his or her relative shareholdings in Moked. In addition, ownership of all shares held by Moked are attributed to Mr. Izzy Sheratzky by virtue of his holdings in Moked. Please see Item 6.E above for the ownership of our shares attributed to Moked’s shareholders. For further information please see Item 6.A – Directors and Senior Management under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd” above.

(2) Includes shares held by Moked Ituran Ltd., which ownership are attributed to some of these directors and executive officers.

(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC (“Vulcan”) on February 16, 2021. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company’s securities that are the subject of Form 13G.

(4) The information presented herein is based on Form 13G filed by FMR LLC. (“FMR”) on February 8, 2021. According to the information presented on such Form 13G, the shares are beneficially owned by members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by FMR on February 8, 2021.

(5) The information presented herein is based on Form 13G filed by Renaissance Technologies LLC. (“RTC”) on February 11, 2021. According to the information presented on such Form 13G, the shares are beneficially owned by RTC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by RTC on February 11, 2021.

(6) The information presented herein is based on Form 13G filed by Gobi Capital LLC (“Gobi”). on February 12, 2021 . According to the information presented on such Form 13G. For further information on the beneficial ownership, please refer to Form 13G filed by Gobi on February 12, 2021.

(7) The information presented herein is based on Form 13G filed by The Phoenix Holdings Ltd. (“The Phoenix”) on February 11, 2021. According to the information presented on such Form 13G, the shares are beneficially owned by The Phoneix Group. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by The Phoneix on February 11, 2021.

As of December 2020, we had a total of 2,820 shareholders (including the Depository Trust Company) of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

* On December 26, 2017, we filed a registration statement on F-3 Form for Moked Ituran shares and our treasury shares. On January 9, 2018, our registration statement for Moked Ituran shares and our Treasury shares became effective.

B. RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky a director of the company and a shareholder of Moked, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked. We pay an annual aggregate amount of NIS 1,481,000 or $ 430,000, for our basic insurance policies and NIS 3,019,000, or $ 877,000 for our directors’ and officers’ insurance policy. During 2020 Tzivtit Insurance Agency was entitled to commissions in an aggregate amount of NIS 449,000 or $ 130,000 which is paid by the insurance company on account of these policies.

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

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $ 65,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from the fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amounts paid to A. Sheratzky according this new service agreement in 2018, 2019 and 2020 were approximately $ 2,859,000 , $ 2,136,000 and $ 1,096,000 respectively (the numbers include 17% value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $ 51,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in 2018, 2019 and 2020 was approximately $ 2,224,000, $ 1,707,000 and $ 864,000 respectively (the number includes value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $ 51,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in 2018, 2019 and 2020 was approximately, $ 2,208,000, $ 1,707,000 and $ 864,000 respectively (the number includes value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $ 36,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months’ advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com’ and/or company’s secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2018, 2019 and 2020 according to this new service agreement, were approximately $ 1,039,000, $ 1,051,000 and $ 518,000 respectively (the numbers include value added tax).

Messrs Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky, due to the Covid-19 effect on the society in general and including the Company, based on their own initiative, agreed temporarily to decrease their base salary by 25% from April 2020, for an indefinite period. Such reduction is in effect as of the date of this annual report.

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

The aforementioned agreements were extended on April 20, 2020 (commencing as of February 1, 2020) subject to the approval of our next general shareholders meeting, for additional three years, with accordance to the provisions of Israeli Company Law and Israeli Companies Regulations (Relaxations in Transactions with Interested Parties) 5760-2000, and were approved accordingly by our compensation committee and our board of directors. Our shareholders meeting approved the aforementioned agreements for an additional period of three years on December 10, 2020.

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

In 2020 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements.

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2020:

Izzy Sheratzky	1,124,216	(78,434)	78,434	1,124,216
Eyal Sheratzky	915,059	(61,004)	61,004	915,059
Nir Sheratzky	915,059	(61,004)	61,004	915,059
Gil Sheratzky	653,61	(43,574)	43,574	653,614

For the full-service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.9-4.12(a) attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $ 4,000, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice. The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2018, 2019, 2020 were approximately, $ 61,000 , $ 62,000 and $ 64,000 respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In , 2018 , 2019 and 2020 , Ituran, including its subsidiaries in Brazil and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately, NIS 71.7 Million (or $ 19.9 Million) , NIS 51.6 Million (or $ 14.5 Million) and NIS 54.5 Million (or $ 15.8 Million) respectively.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Material Legal Proceedings

On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV, a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavorable to us and therefore we have filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, we were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue. The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue. On March 15, 2016, we have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on Sept. 2016 we filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. On April 3, 2017 the judge analyzed our request and granted the accounting report by a court – appointed expert. On February 2021, the Federal court denied both ours and Federal Government’s Appeal. Against such a decision we filed an appeal. Federal Government has not filed an appeal yet (their deadline is April 30th, 2021). In case Federal Government will not file an appeal then we shall need to pay remainder debt of approximately R$2 million. As of April 2021, the aggregate sum claimed pursuant to the tax assessment (principal amount, interest and penalties) is estimated at R$12.8 million (approximately US$ 2.29 million).

On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on April 2021 to R$ 3,573,944 (approximately US$ 639,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October, 20, 2011, and including interest and penalties. on December 2020 amounts to R$ 5,312,970_ (approximately US$ 1,298,000), to FUST tax assessment for the year 2010 which including interest and penalties, on December 2020 amounts to R$ 3,718,100 (approximately US$ 907,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on December 2020 amounts to R$ _3,711,050_(approximately US$ 905,000). Due to such last tax assessment, in December 2020, the aggregate amount claimed by Anatel increased to approximately US$ 3.749 million. The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and FUST should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense for the years 2007 and 2008 on December 2011. Our Defense for the year 2010 was filed on November 2014, our defense for the year 2011 (and January 2012) was filed on February 2016 and our Defense for the year 2012 was filed on February 2016. We are currently awaiting the Lower Court decisions on all the aforementioned FUST claims.

On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on December 2020 amounts to R$ 1,463,660 (approximately US$ 281,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 2020 amounts to R$ 993,737 (approximately US$ 191,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 2020 amounts to R$ 979,653 (approximately US$ 188,000), to FUNTELL tax assessment for the year 2010 which including interest and penalties, on December 2020 amounts to R$ 1,380,993 (approximately US$ 265000) and 2011 which on December 2020 amounts to R$ 1,450,000 (approximately US$ 278,000) including interest and penalties. Due to such last tax assessment, on December 2020 the aggregate amount claimed by Anatel increased to approximately US$ 1.203 million. The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. On March 27, 2018 the Administrative published a decision which rejected our defense for year 2011 and we filed an appeal. We are currently awaiting the Administrative decisions in several level on all the aforementioned FUNTELL claims.

On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 93 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. Hearing for first stage, i.e. whether claim will be approved as a class action are over and parties filed their summaries. On November 17, 2020, the court informed the parties that it decided to stall his decision whether to prove the class action, until The Supreme Court of Israel will render its decision in another case that involves a relevant issue. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 8,700). Such dismissal of a similar class action lawsuit may have a positive effect on the Company’s defense against the current lawsuit. Based on an opinion of our legal counsels, we have good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

10.B. – “Memorandum and Articles of Association” - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law”

Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B. SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2020.

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

Articles of Association; Israeli Companies Law

Articles of Association

Pursuant to our articles of association our objectives are to engage in any lawful business and our purpose is to operate in accordance with business considerations to maximize our profits. We may take into consideration, inter alia, the interests of our creditors, employee and the public interest. Please also see a summarized description of our purposes and activities under the caption “Overview” in Item B.4. above.

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

C. MATERIAL CONTRACTS

For information concerning our service contracts with our President and Co-Chief Executive Officers, see Item 7.B – Related Party Transactions.

On September 13, 2018 we closed the acquisition of 81.3% of the shares of Road Track Holding S.L,(following transaction name was changed to Ituran Spain Holding) a telematics’ company operating primarily in the Latin American region ("RTH Transaction").

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

Distribution Paid on the Ordinary Shares

As of November 16, 2009, our dividend policy provides for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year. On February 27, 2017, the board of directors approved a change in the dividend policy. The new policy calls for a dividend of $5 million, at minimum per quarter, this new policy became effective starting from the dividends for the first quarter of 2017. Due to the Covid-19 effects, in year 2020 such distribution was suspended. On March 3, 2021, we declared the renew of the dividend distribution policy of at least $3 million a quarter. On March 3, 2021, we declared a quarterly dividend in an amount of $10 million, which was paid (net of taxes at the rate of 25%) on April 6, 2021 with respect to the fourth quarter of 2020.

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

A non-corporate US Holder’s “qualified dividend income” currently is subject to tax at reduced rates not exceeding 23.8% (including, if applicable, Medicare tax at a rate of 3.8%). For purposes of determining whether a non-corporate US Holders will have “qualified dividend income”, “qualified dividend income” generally includes dividends paid by a foreign corporation if either:

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

In addition, under current law, a non-corporate US Holder must generally hold his ordinary shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date in order for the dividend to qualify as “qualified dividend income”.

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

As of December 31, 2020, only 1 of our Israeli subsidiaries is entitled to a “Preferred Company” status pursuant to the Investments Law.

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

As of December 31, 2020, 2 of our Israeli subsidiaries are entitled to a “Technological Preferred Enterprise” status pursuant to the Investments Law.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2018, 2019 and 2020, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2018, 2019 and 2020, we derived approximately 19.8% , 29.3% and 30.6% of our revenues in dollars and other currencies, 45.9%, 40.0% and 49.2% in NIS, 34.3% , 30.7% and 20.2% in Brazilian Reals. In fiscal years, 2018, 2019 and 2020, 16.6% , 33.4% and 29.0% of our expenses were incurred in dollars and other currencies, 58.9% , 42.5% and 50.6% in NIS and 24.5% , 24.1% and 20.4% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2020, $ 12.9M. In the year 2019 accumulated other comprehensive income decreased by $ 4.1 Million as compared to the year 2018, accumulated other comprehensive income decreased by $12.8 million as compared to the year 2017.

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

	Year Ended December 31,
	2018		2019		2020
	Actual	At 2017 exchange rates (1)	Actual	At 2018 exchange rates (1)	Actual	At 2019 exchange rates (1)
	(In US$ thousands)
Revenues	253,335	267,398	279,332	289,676	245,627	262,529
Gross profit	127,328	134,854	130,518	135,730	115,515	122,708
Operating income	62,378	67,340	22,654	25,419	27,831	31,229

(1)Based on average exchange rates during the period.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.A MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2020 have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2020, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2020 and such report is included elsewhere in this Form 20 -F.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(C) Attestation Report of the Registered Public Accounting Firm.

Fahn Kanne & Co.
Head Office
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32 Hamasger Street
Tel-Aviv 6721118,
Board of Directors and Stockholders	ISRAEL
PO Box 36172, 6136101
ITURAN LOCATION AND CONTROL LTD.
T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2020, and our report dated April 26, 2021, expressed an unqualified opinion on those financial statements.

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

April 26, 2021

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), has served as our independent auditors. On December 10, 2020 they have been re-elected by our shareholders to serve as our independent auditors for the year 2020, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2019 and 2020:

	2019	2020
	(in thousands, USD)
Audit Fees (1)	546	572
Tax Fees (2)	106	48
Total	652	620

(1)

The audit fees for the years ended December 31, 2019 and 2020 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Ituran.

(2)	Consists of all tax related services.

Our audit committee has approved the above audit and non-audit services provided by Grant Thornton, during the years 2019 and 2020.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2018 and year 2020, the Company did not purchase any of its shares. In year 2019 we purchased through our wholly owned subsidiary 227,828 of our shares. In year 2019 we announced a purchase plan under Rule 10b-5 and Rule 10b-18 to purchase our shares up to $ 25 million. Plan was terminated on December 31, 2019. Plan was publicly filed on July 1, 2019.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2-F-4
Consolidated Balance Sheets	F-5-F-6
Consolidated Statements of Income	F-7
Statements of Comprehensive Income	F-8
Statement of Changes in Equity	F-9-F-10
Consolidated Statements of Cash Flows	F-11-F-12
Notes to Consolidated Financial Statements	F-13-F-51

ITEM 19. EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company (7)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

4.1	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)
4.2	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)
Addendum to February 7, 2002 Unprotected Lease Agreement, by and between Mofari Ltd. and the Registrant, dated October 31, 2012. (6)
4.3	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(4)
4.4	Lease Agreement, dated March 16, 2000, by and between Teleran Localizacao e Controle Ltda. and T4U Holding B.V., and addendum thereof, dated May 31, 2000. (1)
4.5	Form of Directors’ Letter of Indemnity (English translation). (6)
4.6	Frame Product and Services Purchase Agreement dated January 1, 2008 by and between Ituran Location and Control Ltd. and Telematics Wireless Ltd. (2) *
4.7	Radio Location System License Agreement, dated July 13, 2004, by and between Teletrac, Inc., and Telematics Wireless Ltd. (1)
4.8	Ituran Location & Control Compensation Policy, as approved on November 7, 2016. (7)
4.9	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (6)
4.9(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (7)
4.10	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (6)
4.10 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (7)
4.11	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (6)
4.11 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky.(7)
4.12	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (6)
4.12 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (7)

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

14	Consent of independent registered accounting firm to incorporation by reference.**

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005 and incorporated herein by reference.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	The current lessee under this agreement is the Registrant.

(5)	Filed as an exhibit to Form 13G of Yehuda Kahane for the year ended December 31, 2014, filed on February 17, 2015, and incorporated herein by reference.

(6)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference.

(7)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

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

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements

as of December 31, 2020

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements

as of December 31, 2020

=======================

=============

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101

T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 26, 2021 expressed an unqualified opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and intangible assets impairment analysis

As described further in Note 1N, Note 9 and Note 10 to the consolidated financial statement, the Company’s consolidated goodwill and intangible assets balances were $39,862 thousand, $19,382 thousand, respectively, as of December 31, 2020. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Management determines the fair value of its reporting units using the income approach. Within the income approach, the method that was used is the discounted cash flow method with respect to the goodwill impairment analysis. Management started with a forecast of all the expected net cash flows associated with the reporting units, which includes the application of a terminal value, and then applied a discount rate to arrive at a net present value amount. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions (including COVID-19 impact estimates). With respect to the intangible asset's impairment analysis, management measures the recoverability of such assets to be held and used by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

We identified the goodwill and intangible assets impairment analysis as a critical audit matter. The principal considerations for our determination that performing procedures relating to the goodwill and intangible assets impairment analysis is a critical audit matter are due to the significant judgment by management when determining the fair value measurement of the reporting units and the intangible assets. This in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s fair value estimate, which included significant assumptions related to revenue growth rates, expected cash flows, discount rate and terminal growth rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

Our audit procedures related to this matter included the following, among others. We tested the effectiveness of controls relating to management’s goodwill and intangible assets impairment analysis, including controls over the valuation. We tested management’s process for determining the fair value estimate, which included evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management, including revenue growth rates, discount rate and terminal growth rate with respect to goodwill and future revenues and discount rate with respect to other intangible assets. Evaluating management’s assumptions related to revenue growth rates and terminal growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units, (ii) the consistency with external market and industry data, and (iii) the constituency of the assumptions used with evidence obtained in other areas of the audit. We also used professionals with specialized skill and knowledge to assist in the evaluation of management’s discounted cash flow model, and certain significant assumptions, including the discount rate.

FAHN KANNE & CO. GRANT THORNTON ISRAEL

Certified Public Accountants (Isr.)

We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel

April 26, 2021

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2020	2019

Current assets
Cash and cash equivalents	72,183	53,964
Investment in marketable securities	6,663	358
Accounts receivable (net of allowance for doubtful accounts)	39,343	45,090
Other current assets (Note 2)	38,624	49,201
Inventories (Note 4)	22,622	25,537
	179,435	174,150
Long-term investments and other assets
Investments in affiliated companies (Note 5A)	908	1,666
Investments in other companies (Note 5B)	1,263	3,260
Other non-current assets (Note 6)	2,953	3,365
Deferred income taxes (Note 17)	11,910	10,385
Funds in respect of employee rights upon retirement	13,558	11,476
	30,592	30,152

Property and equipment, net (Note 7)	37,653	45,900

Operating lease right of use assets, net (Note 8)	5,548	12,626

Intangible assets, net (Note 9)	19,382	26,321

Goodwill (Note 10)	39,862	50,086

Total assets	312,472	339,235

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2020	2019

Current liabilities
Credit from banking institutions (Note 11A)	20,388	18,110
Accounts payable	19,716	22,656
Deferred revenues	24,351	29,146
Obligation to purchase non-controlling interests (Notes 1Y,3)	10,595	-
Other current liabilities (Note 12)	37,677	31,153
	112,727	101,065

Long-term liabilities
Deferred income taxes (Note 17)	2,494	2,867
Loan from bank institution (Note 11B)	34,068	49,803
Liability for employee rights upon retirement	19,715	17,000
Deferred revenues	8,536	9,763
Operating lease liabilities, non-current	2,692	10,839
Other non-current liabilities	2,341	241
Obligation to purchase non-controlling interests (Notes 1Y,3)	-	11,743
	69,846	102,256

Contingent liabilities (Note 13)

Equity:
Stockholders’ equity (Note 14)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2020 and 2019 – 60,000,000 shares
Issued and outstanding – December 31, 2020 and 2019 – 23,475,431 shares
Additional paid- in capital	78,304	78,680
Accumulated other comprehensive income	(38,832)	(25,865)
Retained earnings	127,684	116,479
Treasury stock at cost – December 31, 2020 and 2019 – 2,662,125 shares.	(41,947)	(41,947)
Stockholders’ equity	127,192	129,330
Non-controlling interests	2,707	6,584
Total equity	129,899	135,914

Total liabilities and equity	312,472	339,235

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2020	2019	2018

Revenues:
Telematics services	182,944	204,728	181,357
Telematics products	62,683	74,604	71,978
	245,627	279,332	253,335

Cost of revenues:
Telematics services	81,365	90,158	70,329
Telematics products	48,747	58,656	55,678
	130,112	148,814	126,007

Gross profit	115,515	130,518	127,328
Research and development expenses	12,767	13,913	6,223
Selling and marketing expenses	11,014	12,778	11,340
General and administrative expenses	49,705	55,166	47,693
Impairment of goodwill (Note 10)	10,508	12,292	-
Impairment of intangible assets and other expenses (income), net (Note 9)	3,690	13,715	(306)
Operating income	27,831	22,654	62,378
Other income (expense), net (Note 15)	(272)	(26)	13,138
Financing income, net (Note 16)	1,480	576	717
Income before income tax	29,039	23,204	76,233
Income tax expenses (Note 17)	(10,856)	(12,234)	(17,273)
Share in gains (losses) of affiliated companies, net (Note 5A)	(842)	(3,203)	4,219
Net income for the year	17,341	7,767	63,179
Less: Net income attributable to non-controlling interest	(1,218)	(878)	(2,504)
Net income attributable to the Company	16,123	6,889	60,675

Basic and diluted earnings per share attributable to Company’s stockholders (Note 18)	0.77	0.33	2.88

Basic and diluted weighted average number of shares outstanding	20,813	21,037	21,077

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018

Net income for the year	17,341	7,767	63,179

Other comprehensive gain (loss), net of tax:
Foreign currency translation adjustments	(12,918)	(4,054)	(12,807)
Unrealized gains (losses) in respect of derivative financial instruments designated for cash flow hedge	-	(384)	1,615
Reclassification of net gains realized to net income	-	(399)	(385)
Other comprehensive loss, net of tax	(12,918)	(4,837)	(11,577)

Comprehensive income	4,423	2,930	51,602
Less: comprehensive income attributable to non-controlling interests	(1,267)	(1,302)	(1,777)
Comprehensive income attributable to the Company	3,156	1,628	49,825

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury stock	Purchase price adjustment to be settled in shares	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2018	23,476	1,983	71,550	(9,754)	92,065	(30,054)	-	7,439	133,229
Impact of change in accounting policy	-	-	-	-	(2,972)	-	-	-	(2,972)
As adjusted balance as of January 1, 2018	23,476	1,983	71,550	(9,754)	89,093	(30,054)	-	7,439	130,257
Changes during 2018:
Issuance of treasury shares (Note 3)	-	-	7,130	-	-	4,908	(10,800)	-	1,238
Net income	-	-	-	-	60,675	-	-	2,504	63,179
Other comprehensive loss	-	-	-	(10,850)	-	-	-	(727)	(11,577)
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(2,709)	(2,709)
Dividend paid	-	-	-	-	(15,366)	-	-	-	(15,366)
Dividend declared	-	-	-	-	(4,822)	-	-	-	(4,822)
Balance as of December 31, 2018	23,476	1,983	78,680	(20,604)	129,580	(25,146)	(10,800)	6,507	160,200

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Purchase price adjustment to be settled in shares	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2019	23,476	1,983	78,680	(20,604)	129,580	(25,146)	(10,800)	6,507	160,200
Changes during 2019:
Treasury shares return (*)	-	-	-	-	-	(10,800)	10,800	-	-
Purchase of treasury shares (**)	-	-	-	-	-	(6,001)	-	-	(6,001)
Net income	-	-	-	-	6,889	-	-	878	7,767
Other comprehensive loss	-	-	-	(5,261)	-	-	-	424	(4,837)
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(1,225)	(1,225)
Dividend paid	-	-	-	-	(14,940)	-	-	-	(14,940)
Dividend declared	-	-	-	-	(5,050)	-	-	-	(5,050)
Balance as of December 31, 2019	23,476	1,983	78,680	(25,865)	116,479	(41,947)	-	6,584	135,914
Changes during 2020:
Net income	-	-	-	-	16,123	-	-	1,218	17,341
Other comprehensive loss	-	-	-	(12,967)	-	-	-	49	(12,918)
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(1,461)	(1,461)
Dividend paid	-	-	-	-	(4,918)	-	-	-	(4,918)
Dividend declared to non-controlling interests	-	-	-	-	-	-	-	(3,363)	(3,363)
Purchase of subsidiary shares from non-controlling interests	-	-	(430)	-	-	-	-	(320)	(750)
Stock-based compensation in a subsidiary company	-	-	54	-	-	-	-	-	54
Balance as of December 31, 2020	23,476	1,983	78,304	(38,832)	127,684	(41,947)	-	2,707	129,899

(*) See Note 3

(**) See Note 14A5

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018
Cash flows from operating activities
Net income for the year	17,341	7,767	63,179
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	18,831	22,843	14,608
Interest and exchange rate on long term credit	(266)	26	88
Loss (gains) in respect of trading marketable securities and other investments	(4,101)	241	(166)
Increase in liability for employee rights upon retirement	1,445	1,094	491
Share in losses (gains) of affiliated companies, net	842	3,203	(4,219)
Deferred income taxes	(2,158)	(2,246)	2,346
Capital loss on sale of property and equipment, net	199	112	85
Gain from measurement of previously held interests at acquisition date fair value	-	-	(14,677)
Decrease in accounts receivable	4,496	10,704	6,182
Decrease (increase) in other current and non-current assets	3,064	2,021	(10,656)
Decrease in inventories	3,120	3,815	3,580
Decrease in accounts payable	(658)	(1,125)	(3,837)
Decrease in deferred revenues	(5,367)	(7,392)	(3,479)
Increase (decrease) in Obligation to purchase non-controlling interests	(848)	(3,215)	519
Impairment of goodwill	10,508	12,292	-
Impairment of other intangible assets	3,661	13,862	-
Increase (decrease) in other current and non-current liabilities	9,959	(4,323)	(780)
Net cash provided by operating activities	60,068	59,679	53,264
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(1,148)	(1,191)	(576)
Capital expenditures	(10,234)	(18,310)	(21,744)
Investment in affiliated company	(90)	(55)	(1,250)
Investment in marketable securities	-	(1,102)	(8,100)
Repayment of loans from affiliated companies	-	-	7,317
Proceeds from (investments in) long - term deposit	(32)	(16)	10
Investments in other companies	(467)	(229)	(1,517)
Proceeds from sale of property and equipment	223	216	381
Sale of marketable securities	269	2,400	9,594
Acquisition of subsidiary (Appendix A)	-	-	(68,969)
Net cash used in investment activities	(11,479)	(18,287)	(84,854)
Cash flows from financing activities
Repayment of long-term loan	(18,157)	(8,938)	(7,994)
Receipt of long-term credit from bank institution	-	-	81,695
Short term credit from banking institutions	1,186	(2,167)	(1,004)
Acquisition of company shares purchased by a wholly owned subsidiary	-	(6,001)	-
Purchase of shares from non-controlling interests	(750)	-	-
Dividend paid	(9,967)	(19,848)	(20,219)
Dividend paid to non-controlling interests	(1,761)	(1,973)	(2,709)
Net cash provided by (used in) financing activities	(29,449)	(38,927)	49,769
Effect of exchange rate changes on cash and cash equivalents	(921)	101	(3,687)
Net increase in cash and cash equivalents	18,219	2,566	14,492
Balance of cash and cash equivalents at beginning of year	53,964	51,398	36,906
Balance of cash and cash equivalents at end of year	72,183	53,964	51,398

Supplementary information on investing and financing activities not involving cash flows:

During 2020, one of the Company's subsidiaries declare a dividend that includes an amount of US$3.4 million to non-controlling interests that wasn’t paid during 2020.

During 2020, an Israeli investee have completed public registration in Israel and its shares became equity investment with readily determinable fair value. As a result, the company reclassified the above-mentioned investment (in the amount of approximately US$6.5 million) from investment in other companies (under long-term investments and other assets) to investment in marketable securities (under current assets).

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Appendix A - Acquisitions of a subsidiary

US dollars
September 13,
(in thousands)	2018

Working capital (excluding cash and cash equivalents and deferred revenues), net	34,576
Intangible assets, net	38,583
Property and equipment, net	11,014
Liability for employee rights upon retirement	(1,337)
Goodwill	59,402
Consideration paid by issuance of treasury stock, as adjusted	(12,038)
Amount to be received as purchase price adjustment	10,800
Deferred income taxes	763
Other non-current assets	2,132
Fair value of previous investments in acquired companies	(24,734)
Deferred revenues (including current portion)	(34,048)
Obligation to purchase non-controlling interests	(16,144)
Net cash used to pay for the Acquisition	68,969

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018

Interest paid	1,956	1,788	1,266

Income taxes paid, net of refunds	14,402	10,376	15,533

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.General

1.Operations

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

When an economy in which a foreign entity of the group operates, becomes highly inflationary environment (an economy with a cumulative inflation rate of approximately 100% or more over a three-year period, such as the company's subsidiaries in Argentina), the financial statements of that foreign entity are remeasured as if its functional currency is the reporting currency of its parent.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.General (cont.)

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

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Real
At December 31,

2020	3.215	5.1967	113.84 points
2019	3.456	4.0307	114.63 points
2018	3.748	3.8748	113.95 points

Increase (decrease) during the year:

2020	(6.97)%	28.93%	(0.69)%
2019	(7.79)%	4.02%	0.60%
2018	8.10%	17.13%	0.80%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average 100.

3.Basis of presentation

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

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to legal contingencies, valuation of goodwill and other intangible assets and revenue recognition and related deferred expenses (contract costs).

As of December 31, 2020, the impact of the outbreak of COVID-19 continues to unfold. As a result, some of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change materially in future periods.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B. Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, the term “subsidiary” refers to a company over which the Company exerts control and the financial statements of which are consolidated with those of the Company. Significant intercompany transactions and balances are eliminated upon consolidation; profits from intercompany sales, not yet realized outside of the Group, are also eliminated. Non-controlling interests are presented in equity.

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

C.Cash and cash equivalents

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

D. Marketable securities

Commencing January 1, 2018 and upon the adoption of ASU 2016-01- Financial Instruments—Overall (Subtopic 825-10), the Company continue to account for its investments in debt securities in accordance with ASC Topic 320-10, which is applicable to Debt Securities only, while equity securities are accounted for in accordance with ASC Topic 321-10, "Investments - Equity Securities" (“ASC Topic 321-10”).

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

Changes in fair value measurement of debt and equity securities for the years 2020, 2019 and 2018 amounted to gain (loss) of approximately US$ 11, (US$ 241) and US$ 166 thousand, respectively.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F. Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Group has determined to be doubtful of collection, in order to reflect the expected credit losses on accounts receivable balances. Judgment is required in the estimation of the allowance for doubtful accounts and the Company evaluates the collectability of its accounts receivable based on a combination of factors including , among other things, the past experience with customers, the length of time that the balance is past due using an aging schedule, the customer's current ability to pay and their the creditworthiness using all available information about the credit risk on such customers taking into consideration the current business environment. If it's becomes aware of a customer’s inability to meet its financial obligations, a specific allowance is recorded to reduce the net receivable to the amount reasonably believed to be collectible from such customer.

Accounts receivable are written off against the allowance for uncollectible accounts when the Company determines amounts are no longer collectible.

See also Note 21A.

The allowance in respect of accounts receivable at December 31, 2020 and 2019 was US$ 4,111,000 and US$ 3,016,000, respectively.

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

H. Investment in affiliated companies

Investments in companies in which the Group has significant influence but less than controlling interests, are accounted for by the equity method. Income on intercompany sales, not yet realized outside of the Group, was eliminated. The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

In accordance with ASC Topic 323-10-40-1, a change in the Company’s proportionate share of an investee’s equity, resulting from issuance of shares by the investee to third parties, is accounted for as if the Company had sold a proportionate share of its investment. Any gain or loss resulting from an investee’s share issuance is recognized in earnings.

When the company obtain control of an affiliated company that was previously accounted for by the equity method, the investment is then remeasured at its fair value as of the date of which control was obtained and any remeasurement gain or loss is recognized in earnings.

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During 2020 and 2019, no impairment was identified with respect to such affiliated companies.

Investments in companies in which the company no longer has significant influence, are classified as "investments in other companies". See I. below.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

I. Investment in other companies

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

During 2020, an Israeli investee have completed public registration in Israel and its shares became equity investment with readily determinable fair value. As a result, the company remeasured the investment to its fair value and recorded income in the amount of approximately $4.4 million in the consolidated statement of income under Financing income, net (see Note 16).

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

For all other derivative financial instruments that are not designated or qualify as hedging instruments for accounting purposes, the changes in fair value are recognized periodically in profit or loss, as incurred. However, as of December 31, 2020 and 2019, the company did not have material financial derivatives.

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

The company elected to perform the goodwill annual impairment test for its operating units as follows:

A. An amount of approximately $35.8 million (as of December 31, 2020) relates to two different reporting units (resulted from the acquisition described in Note 3) should be tested on June 30, of each year, or more often if indicators of impairment are present. As described below, the company was also required to perform an impairment test with respect to these units on December 31, 2020.

B. An amount of approximately $4.1 million (as of December 31, 2020) relates to two different reporting units (resulted from past acquisitions) is tested at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC Topic 350, the Company chooses either to perform a qualitative assessment whether the quantitative goodwill impairment test is necessary or proceeds directly to the quantitative goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When the Company chooses to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then the Company proceeds to the quantitative goodwill impairment test. If the Company determines otherwise, no further evaluation is necessary.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N. Goodwill and intangible assets (cont.)

1. (cont.)

With respect to goodwill impairment tests performed before the adoption of ASU 2017-04, when the Company decided or was required to perform the quantitative goodwill impairment test, the Company firstly was required to compare the fair value of the reporting unit to its carrying value ("step 1"). If the fair value of the reporting unit exceeded the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill was considered not to be impaired, and no further testing was required. If the carrying value was determined to exceed the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

Commencing the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment, see also Note 10), when the Company decides or is required to perform the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. In the performance of the quantitative analysis the Company applies assumptions that market participants would consider in determining the fair value of each reporting unit and the fair value of the identifiable assets and liabilities of the reporting units, as applicable.

As of December 31, 2020, the Company had four reporting units which include goodwill (four in 2019 and two in 2018).

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 1.9 million of goodwill, the Company performed a qualitative assessment as of December 31, 2020 and 2019, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from the acquisition described in Note 3) with an allocated amount of approximately US$ 41.8 million of goodwill (as of June 30, 2020, before the impairment test), the Company performed the annual impairment test, as of June 30, 2020 and recorded impairment of approximately US$ 9.5 million. The impairment was recorded in the consolidated statement of income under a separate line ("Impairment of goodwill").

As of December 31, 2020, the remaining balance of goodwill related to this unit is approximately US$ 32.3 million. Due to existence of negative factors during the following months until December 31,2020, the Company performed a qualitative assessment as of that date and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit. See Note 10.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 2.2 million of goodwill, the Company performed a qualitative assessment as of December 31, 2020 and 2019, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from the acquisition described in Note 3) with an allocated amount of approximately US$ 4.5 million of goodwill (as of June 30, 2020, before the impairment test), the Company performed annual impairment test, as of June 30, 2020 and recorded impairment of approximately US$ 1.0 million. The impairment was recorded in the consolidated statement of income under a separate line ("Impairment of goodwill").

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.Goodwill and intangible assets (cont.)

1. (cont.)

As of December 31, 2020, the remaining balance of goodwill related to this unit is approximately US$ 3.5 million. Due to existence of negative factors during the following months until December 31,2020, the Company performed a qualitative assessment as of that date and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit. See Note 10.

2. Intangible assets with finite live (As of December 31,2020, the Balance of intangible assets consist of customer relationship, technology and others) are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As a part of the acquisition of describe in Note 3 the company identified intangible assets in a fair value (as of the acquisition date) of approximately US$ 38.6 million.

As of December 31, 2020, the intangible assets are amortized as follows:

Years
Customer relationship	3
Technology services	5
Other	5

During 2020 and 2019 the company recorded an intangible assets impairment loss in the amount of approximately US$ 3.7 million and US$ 13.9 million, respectively. The impairment was recorded in the consolidated statement of income under "Impairment of intangible assets and other expenses". See Note 9.

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

Severance payments for the abovementioned policies for the years ended December 31, 2020, 2019 and 2018, amounted to US$ 1,610, US$ 1,557 and US$ 1,461 thousand, respectively.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q. Revenue recognition (cont.)

The Company does not adjust the amount of consideration for the effects of a significant financing component since the Company expects, at most contracts inception, that the period between the time of transfer of the promised goods or services to the customer and the time the customer pays for these goods or services to be generally one year or less, based on the practical expedient. The Company’s credit terms to customers are, on average, between thirty and ninety days.

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

Q.Revenue recognition (cont.)

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

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (3-5 years).

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of such intangible assets based on the estimated future gross revenues from each product net of the estimated future costs of completing and disposing of that product (including the estimated costs of performing maintenance and customer support over the remaining economical useful life), cost of completion of products and cost of delivery to customers over its remaining economical useful life. During each of the years ended December 31, 2020 and 2019, no such unrecoverable amounts were identified.

T. Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2020, 2019 and 2018 amounted to US$ 8.1 million, US$ 9.5 million and US$ 8.1 million, respectively. Advertising expenses are presented among "selling and marketing expenses".

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

The Company also measures certain non-financial assets, consisting mainly of certain reporting units (as part of goodwill impairment test) and intangible assets at fair value on a nonrecurring basis. These assets are adjusted to fair value when they are considered to be impaired (see 1N and 1L above).

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

Prepaid expenses, consist of amounts paid by certain Brazilian subsidiary to insurance companies as a prepaid insurance on behalf of its customers as part of bundle transactions of SVR services together with insurance services to be supplied by a third-party insurance company. Under such transactions, the customers are required accordingly to pay to the Brazilian subsidiary a monthly fee for all the bundled services (see Note 1Q regarding the revenue recognition of such bundle transactions). The insurance companies are obligated to refund any unearned insurance amounts to the Brazilian subsidiary in the event of termination of the transaction by the customers. The prepaid expenses are amortized over the contractual life of the insurance service with the insurance company (usually 12 months) by the straight-line method. The amortization is netted against the monthly receipts from customers for the bundled services.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

X.Stock-based compensation

The Company accounts for stock-based compensation to employees and non-employees in accordance with ASC 718, "Compensation - Stock Compensation", ("ASC 718"). The fair value of the award, is recognized in the Company's consolidated statement of income as an expense over the requisite service periods. During the reported periods there were no significant grants of equity-based payment awards.

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

Rental expense related to operating leases for the years ended December 31, 2018, were $3.1 million.

The Group had no material capital leases.

Lease accounting policy applied from January 1, 2019 (following the adoption of ASC Topic 842):

On January 1, 2019, the Company adopted ASC Topic 842, Leases (“ASC 842”) and all its related amendments using the modified retrospective transition approach. Under such method of adoption, the results for reporting periods beginning after January 1, 2019 are presented in accordance with ASC 842, while prior period amounts were not adjusted and are reported in accordance with the previous accounting treatment required under ASC Topic 840.

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

Z.Leases (cont.)

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

With the exception of short-term leases, Operating leases are included at the commencement date as a lease liability, which represent the group‘s obligation to make lease payments arising from a lease, measured on a discounted basis. As the leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments. Concurrently, the Company recognizes a right-of-use asset ("ROU") at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease. which represents the group’s right to use, or control the use of, a specified asset for the lease term. In subsequent periods the ROU asset is measured at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Further, the Company will recognize lease expense on a straight-line basis over the lease term.

Lease liabilities are classified as current and non-current liabilities in the consolidated balance sheets. ROU assets are presented as non-current assets.

See also Note 8.

AA. Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company's equity, net income or cash flows.

AB. Recently adopted accounting pronouncements

Accounting Standards Update No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment ("ASU 2017-04").

ASU 2017-04 eliminated Step 2 from the goodwill impairment test, to simplify the subsequent measurement of goodwill. In accordance with the new guidance, the annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. In addition, income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit should be considered when measuring the goodwill impairment loss, if applicable.

The amendments also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.).

AB. Recently issued accounting pronouncements (cont.)

Accounting Standards Update No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”

The amendments were applied by the Company, on a prospective basis with respect to goodwill impairment tests that were performed subsequent to January 1, 2020.

The adoption of ASU 2017-04 impacted the goodwill impairment test that was performed with respect to the goodwill. For further information see Note 10.

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

Many of the loss estimation techniques applied using the previous GAAP are still permitted, although the inputs to those techniques have been changed to reflect the full amount of expected credit losses. Organizations are required to continue to use judgment to determine which loss estimation method is appropriate for their circumstances.

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

The adoption of ASU 2016-13 did not have a significant impact on its consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In December 2019, The FASB has issued Accounting Standards Update (ASU) No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”).

ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions (such as (1) the incremental approach for intra-period tax allocation when there is a loss from continuing operations and income or a gain from other items; (2) exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; (3) exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and (4) exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year) and by updating accounting requirements around certain other topics such as franchise taxes, goodwill recognized for tax purposes, the allocation of current and deferred tax expense among legal entities, and other minor changes.

ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted.

The Company is assessing what impact ASU 2019-12 will have on its condensed consolidated financial statements, if any.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2 -      OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2020	2019
Prepaid expenses	22,996	32,679
Government institutions	6,247	5,549
Deferred installation expenses	6,993	8,405
Advances to suppliers	1,286	967
Employees	287	428
Others	815	1,173
	38,624	49,201

NOTE 3 -      ACQUISITION OF BUSINESS

On September 13, 2018 the company closed the acquisition of 81.3% of the shares of Road Track Holding S.L (“Road Track”), a telematics’ company operating primarily in the Latin American region.

The company paid the shareholders of Road Track $91.7 million for 81.3% of the company's shares, valuing the company at approximately $113 million as of the acquisition date. Of this, $75.7 million was paid in cash, through a debt facility provided by Ituran’s lending bank (See Note 11). An additional $12 million was paid in the company shares. The remaining $4 million are required to be paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track who will remain with the company through the end of that period. Therefore, such amount was reflected as a compensation expense over a period of three years after the acquisition, and not as part of the total acquisition price. The final consideration paid to the sellers was subject to downward adjustments depending on the full year 2018 performance of Road Track. Based on the aforementioned mechanism, during April 2019 an amount of 300,472 shares (valued at approximately $ 10.8 million) were transferred to our ownership.

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

As part of the purchase price allocation for the acquisition, the Company recorded goodwill in the amount of $59.4 million. Goodwill reflects the value or premium of the acquisition price in excess of the fair values assigned to specific tangible and intangible assets. Goodwill has an indefinite useful life and therefore is not amortized as an expense (the goodwill balance is not deductible for income tax purposes), but is reviewed annually (or more, in certain circumstances) for impairment of its fair value to the Company. The purchase price intrinsically recognizes the benefits of the broadened depth of new markets and management team and is primarily attributable to expected synergies. See Notes 1N and 10. with respect to goodwill impairments recognized following the acquisition. In addition, the company identified intangible assets in the amount of $38.6 million. The fair value estimate of identifiable intangible assets was determined using the “income approach”, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life. See Note 9 with respect to impairment losses recognized in 2020 and 2019 with respect to such intangible assets.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3 -      ACQUISITION OF BUSINESS (cont.)

The amount of consideration was adjusted based (in an amount of $10.8 million) on fiscal 2018 results of Road Track business. Such amount was determined to be paid back to the company in Iturans Shares (300,472 shares out of 373,489 shares that we reissued as part of the consideration). As the purchase price adjustment was settled by receipt of the company's shares issued to the sellers, the amount to be received was presented as a deduction from equity. During April 2019 the sellers has transferred the shares back to the company.

The consolidated results of operations do not include any revenues or expenses related to Road Track business on or prior to September 13, 2018, the closing date of the acquisition.

For further information regarding the acquisition of Road Track, see the annual financial statements for the year ended December 31, 2018.

NOTE 4 -      INVENTORIES

	US dollars
	December 31,
(in thousands)	2020	2019
Finished products	17,626	20,665
Raw materials	4,996	4,872
	22,622	25,537

NOTE 5 -      INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A. Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2020	2019
Bringg (*)	700	1,562
Lumax	208	104
	908	1,666

(*)	Bringg Delivery Technologies Ltd ("Bringg"). is an Israeli start-up company developing solutions for management of mobile/field workforce.

B. Investment in other companies

During the years 2019-2020, the company made additional investments in three Israeli companies, two of the investments were in Israeli startups (engaged in mobile and visual app development).

The total investments in such companies were US$ 0.5 and US$ 0.2 million during the years ended December 31,2020 and 2019, respectively.

During 2020, an Israeli investee have completed public registration in Israel and its shares became equity investment with readily determinable fair value. As a result, the company reclassified the above mention investment (in the amount of approximately US$6.5 million) from investment in other companies (under long-term investments and other assets) to investment in marketable securities (under current assets).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6 -      OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2020	2019

Non-current deferred installation expenses (*)	2,674	3,049
Deposits	279	316
	2,953	3,365

(*)	See Note 1W.

NOTE 7 -      PROPERTY AND EQUIPMENT, NET

A. Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2020	2019
Cost:
Operating equipment (*)	47,647	59,888
Office furniture, equipment and computers	50,851	44,599
Land	1,819	1,914
Buildings	6,415	6,453
Vehicles	9,498	8,753
Leasehold improvements	9,515	8,208
	125,745	129,815
Less – accumulated depreciation (**)	(88,092)	(83,915)
Total property and equipment, net	37,653	45,900

(*)	As of December 31, 2020, and 2019, an amount of US$ 29.4 million and US$ 36.3 million is subject to operating lease transactions, respectively.

(**)	As of December 31, 2020, and 2019, an amount of US$ 17.0 million and US$ 20.2 million is subject to operating lease transactions, respectively.

B. In the years ended December 31, 2020, 2019 and 2018, depreciation expenses were US$ 12.9 million, US$ 15.0 million and US$ 13.4 million, respectively and additional equipment was purchased in an amount of US$ 7.2 million, US$ 11.3 million and US$ 20.1 million, respectively.

NOTE 8 -      LEASES

The company have entered into several non-cancelable operating lease agreements for real estate (mainly offices, warehouse and base stations), vehicles and certain network equipment. In addition to rent, the leases may require payment of maintenance, insurance and other operating expenses. The company's leases have original lease periods expiring between 2021 and 2028. Payments due under such lease contracts include primarily fix payments. The company do not assume renewals in the determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement (or become as such in future date). The company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8 -      LEASES (cont.)

The components of lease costs, lease term and discount rate are as follows:

US dollars
(in thousands)	Year Ended December 31, 2020

Operating lease cost:
Office and warehouse space	1,656
Base stations	697
Vehicle	493
Others	166
3,012
Weighted Average Remaining Lease Term (years):
Office space	1.3
Base stations	5.3
Vehicle	1.3
Others	1.6

Weighted Average Discount Rate (%):
Office space	5.26
Base stations	2.13
vehicle	9.17
Others	7.83

Supplemental cash flow information related to operating leases was as follows:

US dollars
(in Million)	Year Ended December 31, 2020

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	3.0

Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	-

The following is a schedule, by years, of maturities of operating lease liabilities as of December 31, 2020:

US dollars
December 31, 2020
Period:
2021	2,974
2022	1,349
2023	456
2024	372
2025	328
Thereafter	436
Total operating lease payments	5,915
Less: imputed interest	(367)
Present value of lease liabilities	5,548

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9 -      INTANGIBLE ASSETS, NET

	US dollars
	December 31, 2018	Year ended December 31, 2019				December 31, 2019
(in thousands)	Opening balance	Impairment (*)	Amortization	Additions	Translation differences	Closing balance
Costumer relationship	24,133	(10,914)	(4,112)	-	-	9,107
Technology	12,100	(2,948)	(2,549)	6,436	14	13,053
Others	4,215	-	(1,229)	1,333	(158)	4,161
	40,448	(13,862)	(7,890)	7,769	(144)	26,321

	US dollars
	December 31, 2019	Year ended December 31, 2020				December 31, 2020
(in thousands)	Opening balance	Impairment (**)	Amortization (***)	Additions	Translation differences	Closing balance
Costumer relationship	9,107	(3,661)	(2,115)	-	-	3,331
Technology	13,053	-	(2,871)	2,992	243	13,417
Others	4,161	-	(896)	-	(631)	2,634
	26,321	(3,661)	(5,882)	2,992	(388)	19,382

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

In order to determine the fair value of such intangible assets, the Company, based on a valuation performed by the management, with the assistance of a third-party appraiser, utilized the "Relief from Royalties" valuation method. Accordingly, certain assumptions and judgments were made in order to determine the future income from which royalties will be derived from and in order to determine the appropriate rate of royalties and rate of discount.

As a result of the above, the Company recorded, an impairment loss in an amount of US$ 10,914 thousand, with respect to Costumer relationship and an amount of US$ 2,948 thousand, with respect to Technology. totaling an aggregate impairment charge of US$ 13,862, that was recorded under "impairment of intangible assets and other expenses" in the consolidated statement of income. See also Note 1N.

(**)

Due to the decline in the results of Road Track (See Note 3) and the current expectation of management for further potential decrease in Road Track anticipated performance, the company performed on June 30, 2020, an impairment analysis of the intangible assets which relate directly to the operation of Road Track. Based on such analysis the company recorded an impairment charge further described below:

In order to determine the fair value of such intangible assets, the Company, based on a valuation performed by the management, with the assistance of a third-party appraiser, utilized the "Relief from Royalties" valuation method. Accordingly, certain assumptions and judgments were made in order to determine the future income from which royalties will be derived from and in order to determine the appropriate rate of royalties and rate of discount.

As a result of the above, the Company recorded, an impairment loss in an amount of US$ 3,661 thousand, with respect to Costumer relationship, that was recorded under "impairment of intangible assets and other expenses" in the consolidated statement of income. See also Note 1N.

(***)

As of December 31, 2020, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2021- US$ 5,236 thousand, 2022- US$ 5,088 thousand, 2023- US$ 3,712 thousand, 2024- US$ 3,050 thousand and 2025 – US$ 2,296 thousand.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10 -      GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2019 are as follows:

	US dollars
	Telematics services	Telematics products	Total
(in thousands)
Balance as of January 1, 2019	55,069	7,827	62,896
Changes during 2019:
Reimbursement	(733)	(80)	(813)
Impairment (**)	(11,088)	(1,204)	(12,292)
Translation differences	135	160	295
Balance as of December 31, 2019 (*)	43,383	6,703	50,086
Changes during 2020:
Impairment (***)	(9,479)	(1,029)	(10,508)
Translation differences	248	36	284
Balance as of December 31, 2020 (*)	34,152	5,710	39,862

(*)	The accumulated amount of goodwill impairment loss as of December 31, 2020, and 2019 was US$ 29.89 million and US$ 19.39 million, respectively.

(**)

As a result of the circumstances described in note 9(*) the company recorded on December 31, 2019, a goodwill impairment in the total amount of US$ 12.3 million in connection with two reporting units (both units related to Road track operations, see Note 3). One reporting unit within the Telematics services and the other reporting unit within the Telematics product's segments. The impairment was based on valuation performed by the management using the assistance of a third party appraiser in accordance with the income approach. The significant assumptions used for the assessment were discount rate of 14.9% and a long-term growth rate of 0.5%.

(***)

As a result of the circumstances described in note 9(**) the company recorded on June 30, 2020, a goodwill impairment in the total amount of US$ 10.5 million in connection with two reporting unit (both units related to Road track operations, see Note 3). One reporting unit within the Telematics services and the other reporting unit within the Telematics product's segments. The impairment was based on valuation performed by the management using the assistance of a third-party appraiser in accordance with the income approach. The significant assumptions used for the assessment were 3.5 years of projected net cash flows, a discount rate of 17.5% and a long-term growth rate of 0.5%. As of December 31, 2020, management preformed additional quantitative analysis and determined that no further impairment is required to be recognized.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11 -      CREDIT FROM BANKING INSTITUTIONS

A. Short term loans:

	US dollars
	December 31,
(in thousands)	2020	2019

Short-term loans - linked to the Mexican Pezo	920	-
Current maturities of long-term loan (Note 11B)	19,468	18,110
	20,388	18,110

B. Long term loan:

In August 2018, the company signed on Loan Agreement (the “Loan agreement”) with commercial Israeli bank (the “Bank”) under which the company has received an amount of approximately $81.7 million (296 million Nis) (the “Loan”) from the bank for a period of 5-years that bears an annual interest rate of Prime rate (as of December 31, 2020 the prime rate was 1.6%) + 0.53%. In December 2018 the company repaid to the bank in an early repayment an amount of approximately $8.0 million (30 million NIS).

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

During 2019, 2020 and as of December 31, 2020 and 2019, the company was in compliance with the Loan Covenants.

C. Maturity dates:

US dollars
(in thousands)	December 31, 2020

First year - current maturities	20,388
Second year	19,468
Third year	14,600
54,456

D. Lines of credit:

Unutilized short-term lines of credit of the Group as of December 31, 2020, aggregated to US$ 1.6 million.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12 -      OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2020	2019

Accrued expenses	16,000	7,663
Accrued payroll and related taxes	7,724	9,072
Government institutions	6,379	4,663
Accrued dividend	1,461	5,066
Operating lease liabilities, current	2,856	1,787
Others	3,257	2,902
	37,677	31,153

NOTE 13 -      CONTINGENT LIABILITIES

A. Claims

1. On June 24, 2010 the Brazilian Internal Revenue Service issued a tax assessment that claimed the payment, at the time of filing the tax assessment, of R$5,567,032 (approximately US$ 3,120,000 at the time) including interest and penalties, following the offsetting on October 1, 2005 of an amount of approximately US$ 2.1 million of a receivable held by Ituran Beheer BV (former subsidiary), a Dutch legal entity held by us, against accumulated losses of our subsidiary Ituran Sistemas de Monitamento Ltda, which originated from a technology transfer agreement executed by and between Ituran Brazil and OGM Investments B.V. (also a Dutch company held by us). The decision of the administrative court of the first level was unfavorable to us and therefore the company filed an appeal to the Administrative Court of Appeals in São Paulo. In October 2013, the company were notified that the Administrative Court of Appeal has partially accepted our administrative defense in order to reduce the percentage of penalty imposed on us. Subsequently, Ituran Brazil filed a Special Appeal to the Superior Court of Tax Appeals, an administrative venue. The Special Appeal lodged by Ituran Brazil was not accepted by the Superior Court of Tax Appeals. Ituran Brazil challenged the tax assessment before a Federal Court of Law by our special appeal, which was rejected on January 18th, 2016, and terminated the administrative venue. On March 15, 2016, the company have taken the dispute to Judiciary venue, and filed a lawsuit in order to challenge the administrative decision. On July 2016 the federal government filed its defense, and on September 2016 the company filed counterarguments and request for the drafting of an accounting report to be made by a court-appointed expert. On April 3, 2017 the judge analyzed our request and granted the accounting report by a court – appointed. On February 2021, the Federal court denied both our and Federal Government's Appeal. Against such decision we filed an appeal. Federal Government has not filed an appeal yet (their deadline is April 30th, 2021). In case Federal Government will not filed an appeal then we shall need to pay the remainder debt of approximately R$2 million. As of April 2021, the aggregate sum claimed pursuant to the assessment (principal amount, interest and penalties) is estimated at R$12.8 million (approximately US$ 2.47 million).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13 -      CONTINGENT LIABILITIES (cont.)

A. Claims (cont.)

2. On January 12, 2016, Brazilian Federal Communication Agency – Anatel issued an additional tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us regarding the year of 2012 which amounts on December 2020 to R$ 3,564,031 (approximately US$ 686,000) including interest and penalties. This amount added up to the previous FUST tax assessments for the years 2007 and 2008 which was issued on October 20, 2011, and including interest and penalties, on December 2020 amounts to R$ 5,310,332 (approximately US$ 1,020,000), to FUST tax assessment for the year 2010 which including interest and penalties, on December 2020 amounts to R$ 3,708,869 (approximately US$714,000) and to FUST tax assessment for the year 2011 (and January 2012) which including interest and penalties, on December 2020 amounts to R$ 3,701,330 (approximately US$ 712,000). Due to the such last tax assessment, on December 2020, the aggregate amount claimed by Anatel increased to approximately R$ 16.28 million (approximately US$ 3.13 million). The reason Anatel demand the payment of FUST from us is the fact that in order to provide monitoring services the company need to operate telecommunication equipment in a given radio frequency. the company hold a telecommunication license from Anatel (for information on our licenses see item 4B. "Information on the company" – "Business overview" under the caption "Regulatory Environment").

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13 -      CONTINGENT LIABILITIES (cont.)

A. Claims (cont.)

3. On November 22, 2016, Brazilian Federal Communication Agency - Anatel – issued an additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding the year of 2012 which on December 2020 amounts to R$ 1,460,827 (approximately US$ 281,000) including interest and penalties. This amount added up to the previous FUNTELL tax assessments for the year 2007, which was issued on July 13, 2011, and including interest and penalties, on December 2020 amounts to R$ 991,613 (approximately US$ 191,000), to FUNTELL tax assessment for the year 2008 which including interest and penalties, on December 2020 amounts to R$ 977,453 (approximately US$ 188,000),and for the year 2010 which including interest and penalties, on December 2020 amounts to R$ 1,377,564 (approximately US$ 265,000). Due to the such last tax assessment, on December 2020 the aggregate amount claimed by Anatel increased to approximately R$ 4.8 million (approximately US$ 0.93 million). The reason Anatel demands the payment of FUNTELL from us is the fact that in order to provide monitoring services the company need to operate telecommunication equipment in a given radio frequency. the company hold a telecommunication license from Anatel. The authorities have construed that the company render telecommunication services and FUNTELL should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary's Brazilian legal counsel the company believe that such claim is without merit (therefore, the Company has not made any provision in its consolidated financial statements in respect to this claim), the interpretation of the legislation is mistaken, given that the company don't render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not.

The company have filed our defenses as follows: for the year 2007 on July 2011, for the year 2008 on June 2011, for the year 2010 on December 2014, for the year 2011 on October 2015, and for the year 2012 on November 2016. On March 27, 2018 the Administrative published a decision which rejected our defense for year 2011 and on April 25, 2018 the company filed an appeal. The company is currently awaiting the Administrative decisions on all the aforementioned FUNTELL claims.

As the FUNTELL are levied at a fixed rate on the gross revenues, the company accounted for such matter in accordance with the provisions of ASC Topic 450-20 contingencies - loss contingencies.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13 -      CONTINGENT LIABILITIES (cont.)

A. Claims (cont.)

4. On July 13, 2015 the company received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warranty service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately US$ 93 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. Hearing for first stage, i.e. whether claim will be approved as a class action are over and parties are filing their summaries. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately US$ 9,300). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on the opinion of the company's legal counsels, the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. if the company will not be successful in defending these claims, the company could be subject to significant costs, adversely affecting our results of operations.

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

B.The Company was declared a monopoly under the Israeli Antitrust Law, 1988, in the market for the provision of systems for the location of vehicles in Israel. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli Antitrust Authority may further declare that the Company has abused its position in the market. Any such declaration in any suit in which it is claimed that the Company engages in anticompetitive conduct may serve as prima facie evidence that the Company is either a monopoly or that it has engaged in anticompetitive behavior. Furthermore, it may be ordered to take or refrain from taking certain actions, such as setting maximum prices, in order to protect against unfair competition.

C.Commitments

As of December 31, 2020, minimum future rentals under operating leases of buildings and base station sites for periods were as follows: 2021 – US$ 2.93 million, 2022 – US$ 0.88 million, 2023 and hereafter– US$ 0.04 million.

The leasing fees expensed in each of the years ended December 31, 2020, 2019 and 2018, were US$ 3.2 million, US$ 4.1 million and US$ 3.1 million, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14 -      STOCKHOLDERS’ EQUITY

A. Share capital:

1. Composition:

December 31, 2020 and 2019	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2. On September 2005, the Company registered its Ordinary shares for trade in the United States.

3. The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

4. As of December 31, 2017, 2,507,314 ordinary shares representing 10.7% of the share capital of the Company were held by the company as treasury shares.

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

During 2019, our fully owned subsidiary had repurchased a total of 227,828 shares amounting to approximately $6.0 million. In 2020, there were no additional purchases of shares.

As of December 31, 2020, 2,662,125 ordinary shares representing 11.3% of the share capital of the Company is held by the Group as treasury shares.

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

4. During May 2020 (As part of the steps the company did in order to deal with Covid-19), the company's board of directors unanimously approved a freeze on the dividend distribution policy until further notice. On march 3, 2021, the board of directors unanimously approved the unfreeze of the dividend policy and approved the distribution of a cash dividend in the amount of $0.48 per share, totaling approximately US$10 million. The company will pay the dividend on April 6, 2021.

5. During the years ended December 31, 2020, 2019 and 2018, the Company declared dividends in the amount of US$ 0.24, US$ 0.95 and US$ 0.95, per share, totaling US$ 5.0, 20.0 and 20.2 million, respectively (including fourth quarter dividend declared and paid on the following month of January).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 -      OTHER INCOME (EXPENSES), NET (non-operational)

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018

Expenses related to Road Track acquisition (see Note 3)	-	-	(1,539)
Gain from measurement of previously held interests at acquisition date fair value (*)	-	-	14,677
Others	(272)	(26)	-
	(272)	(26)	13,138

(*) during 2018, as a result of the acquisition described in Note 3 the company gained control over certain companies that previously were accounted under the equity method (“JV's”) and began to include these JV's in the consolidated. The company recorded one time gain in the amount of approximately $14.7 million from measurement of the JV's at the acquisition date to fair value.

NOTE 16 -      FINANCING INCOME, NET

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018

Short-term interest income, (expenses) commissions and other	(895)	(944)	64
Gains (loss) in respect of marketable securities and other investments	4,375	(241)	166
Interest expenses in respect of long-term loans	(1,299)	(1,666)	(528)
Interest income in respect of deposits	302	500	640
Income (expenses) related to taxes positions	(501)	203	210
Exchange rate differences and others, net	(1,350)	(491)	684
Income (expenses) in respect of changes in Obligation to purchase non-controlling interests (*)	848	3,215	(519)
	1,480	576	717

(*) See Note 1Y

NOTE 17 -      INCOME TAX

A. Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018
Income taxes (tax benefit):
Current taxes:
In Israel	5,841	6,155	6,622
Outside Israel	4,341	7,674	8,325
	10,182	13,829	14,947
Deferred taxes:
In Israel	(553)	299	781
Outside Israel	(1,605)	(2,545)	1,565
	(2,158)	(2,246)	2,346
Taxes in respect of prior years:
In Israel	2,751	439	(20)
Outside Israel	81	212	-
	2,832	651	(20)
	10,856	12,234	17,273

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 -      INCOME TAX (cont.)

A. Taxes on income included in the statements of income (cont.):

(*) During November 2020, the Company has received from the Israeli tax authority ("ITA") tax assessments for the years 2016-2018 amounting to approximately NIS 13 million (approximately US$ 4 million). An amount of approximately NIS 6 million (approximately US$ 2 million) due to the timing differences (out of this amount, approximately NIS 2 million were claim in the tax assessment for the year ended December 31, 2019) related to the deduction of certain expenses for tax purposes, which was agreed to be deducted in the coming years. Accordingly, the Company recorded an amount of NIS 9 million (approximately US$ 3 million) as tax expense related to prior periods and a deferred tax benefit in a similar amount. In addition, the Company was required to pay the ITA an amount of NIS 2 million (approximately US$ 0.5 million) as interest expense. Such amount was recognized as part of financing income, net.

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

C. The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")

1. On December 22, 2016, the Israeli parliament passed the Law for Economic Efficiency (Legislative Amendments for Achieving Budget Objectives in the Budget Years 2017 and 2018) – 2016 (hereinafter – the “Economic Efficiency Law”) and on December 29, 2016, the Law was publicized in the Official Gazette. The Economic Efficiency Law, among other things, reduced the tax rate applicable to a preferred enterprise located in Development Zone A from 9% to 7.5% (the tax rate applicable to a preferred enterprise located in areas other than Development Zone A. remained unchanged at 16%). The Economic Efficiency Law also outlined new benefit tracks for preferred technology enterprises.

2. As of December 31, 2020, one Israeli subsidiary (located in areas other than Development Zone A). The Economic Efficiency Law also outlined new benefit tracks is entitled to a "Preferred Company" status pursuant to the investment law.

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

2. As of December 31, 2020, two Israeli subsidiaries (located in areas other than Development Zone A). are entitled to a "Technological Preferred Enterprise" status pursuant to the investment (under the 2016 amendment) law and subject to 12% corporate tax rate. Income not eligible for Technological Preferred Enterprise is tax at the regular corporate tax rate or at the preferred tax rate as mention in Note C1 above, as the case may be.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 -      INCOME TAX (cont.)

E. Israeli corporate tax rates

Taxable income of the Company and its Israeli subsidiaries (that are not entitled to special tax rates as described above) is subject to a corporate tax rate of 23% in 2018, 2019 and 2020.

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

H. Tax assessments

The Company and certain Israeli subsidiary have received final tax assessments through the 2018, certain Israeli subsidiary have received final tax assessments through the 2016 tax year. One of the subsidiaries in Brazil has received final tax assessments through the 2015 tax year. The other subsidiaries have not yet been assessed since incorporation.

I. Carry forward foreign tax credits and tax losses

As of December 31, 2020, there is no losses carried forward that are likely to use in the near future.

J. The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018
Pretax income	29,039	23,204	76,233
Statutory tax rate	23%	23%	23%
Tax computed at the ordinary tax rate	6,679	5,337	17,534
Nondeductible expenses (income)	2,220	3,117	(2,785)
Losses in respect of which no deferred taxes were generated (including changes in valuation allowance)	(47)	-	(236)
Deductible financial expenses recorded to other comprehensive income	470	297	(177)
Tax adjustment in respect of different tax rates	753	3,045	2,384
Taxes in respect of withholding at the source from royalties and dividends	-	725	31
Adjustment in respect of tax rate deriving from “approved enterprises”	(1,583)	(128)	(100)
Tax related to previous years	2,832	651	(20)
Others	(468)	(810)	642
	10,856	12,234	17,273

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 -      INCOME TAX (cont.)

J. Summary of deferred taxes

Composition:

	US dollars
	December 31,
(in thousands)	2020	2019
Deferred taxes
Provision for vacation, recreation and bad debt	1,894	1,180
Provision for other employee related obligations	1,400	1,193
Provision for deferred revenues/expenses and other obligations	4,292	4,631
Carry forward tax losses	551	-
Other temporary differences, net	1,279	514
	9,416	7,518

	US dollars
	December 31,
(in thousands)	2020	2019

Deferred income taxes included in long-term investments and other assets	11,910	10,385
Deferred income taxes included in long-term liabilities	(2,494)	(2,867)
	9,416	7,518

K. Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018
The Company and its Israeli subsidiaries	38,469	27,045	46,138
Non-Israeli subsidiaries	(9,430)	(3,841)	30,095
	29,039	23,204	76,233

NOTE 18 -      EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2020, 2019 and 2018, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	16,123	6,889	60,675

	Number of shares
	Year ended December 31,
(in thousands)	2020	2019	2018
Weighted average number of shares used in the computation of basic and diluted earnings per share	20,813	21,037	21,077

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

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2020, US$ 430 thousand and US$ 877 thousand, respectively (In 2019 US$ 293 thousand and US$ 418 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 449 thousand (US$ 130 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies, (US$ 130 thousand and US$ 95 thousand in 2019 and 2018, respectively).

B.In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 4,400) a month, linked to the Israeli Consumer Price Index. The aggregate amount paid to Professor Kahane in each of the years 2020, 2019 and 2018 was approximately US$ 64,000, US$ 62,000 and US$ 61,000, respectively.

C. In February 2014, following the approval of the Company's general meeting of shareholders on January 28, 2014, the Company entered into new service agreements, setting forth the terms of service of its President, Co-Chief Executive Officers and its International Activity and Business Development Officer, in compliance with the Company's compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with the Company's compensation policy for officer holders. The principal terms of these agreements are as follows:

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide services as independent contractors, which shall be entitled to a monthly payment of NIS 225,000, 175,000, 175,000 and 125,000 respectively plus VAT (US$70,000, US$54,000, US$54,000 and US$39,000 respectively) linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On December 12, 2019 the Company's general meeting of shareholders has reapproved the compensation policy for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

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

NOTE 19 -      RELATED PARTIES (cont.)

C. (cont.)

•

"Target-based Cash Incentives" means a cash incentive awarded to the Executive Office Holders for the Company's achievement of the following Profit-Before-Tax targets in each calendar year following the effective date of the above agreements, in which the Minimum Threshold (as defined below) has been achieved:

Company's Profit-Before-Tax Targets (In US$ thousands) (*)	Level of Incentive - As a Percentage of the Executive Office Holder's Annual Cost of Pay
24,001 - 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

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

In 2020 and 2019 Executive Offices Holders were entitled to Target based cash incentives at the maximum rate of (150%).

Due to the Covid-19 effects and based on their own initiative, the company's executive Offices Holders agreed to temporarily decrease their base salary by 25% from April 2020, for an indefinite period until they will perceive that the effect of Covid -19 on Company’s business will be less significant. Such reduction is in effect as of the date of this annual report.

The company's executive Offices Holders also agreed to temporarily delay the payment of their Target-based Cash Incentives for 2020, during the first quarter of 2021 the company paid the executive Offices Holders the incentives for 2020 (additional amount of $3 million).

Herein below is attached table regards the aggregate amounts paid to Executive Offices Holders:

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018
Izzy Sheratzky	1,096	2,136	2,859
Eyal Sheratzky	864	1,707	2,224
Nir Sheratzky	864	1,707	2,208
Gil Sheratzky	518	1,051	1,039

NOTE 20 -      SEGMENT REPORTING

A. General information:

The operations of the Group (including the companies the company acquired control over on September 2018 as describe in notes 3) are conducted through two different core activities: Location based services ("Telematics services") and Wireless communications products ("Telematics products"). These activities also represent the reportable segments of the Group.

The reportable segments are viewed and evaluated separately by Company management, since the marketing strategies, processes and expected long term financial performances of the segments are different.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20 -      SEGMENT REPORTING (cont.)

A. General information (cont.):

Telematics services:

The telematics services segment consists predominantly of regionally- based stolen vehicle recovery (SVR) services, fleet management services and value-added services that include among others, connected car, UBI (usage base insurance), personal advanced locater services and concierge services.

The Group provides Location based services in Israel, Brazil, Argentina, Colombia, Mexico, Ecuador and the United States.

Telematics products:

The telematics product segment consists mainly of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, and automatic vehicle identification.

B. Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Year ended December 31, 2020
Revenues	182,944	62,683	245,627
Operating income	28,666	(835)	27,831
Assets	89,939	22,425	112,364
Goodwill	34,152	5,710	39,862
Expenditures for assets	6,116	1,142	7,258
Depreciation and amortization	12,471	2,008	14,479
Impairment of goodwill	9,479	1,029	10,508
Impairment of intangible assets	1,869	1,792	3,661
Year ended December 31, 2019
Revenues	204,728	74,604	279,332
Operating income	26,092	(3,438)	22,654
Assets	118,361	28,114	146,475
Goodwill	43,383	6,703	50,086
Expenditures for assets	11,050	1,890	12,940
Depreciation and amortization	14,671	2,483	17,154
Impairment of goodwill	11,088	1,204	12,292
Impairment of intangible assets	10,914	2,948	13,862
Year ended December 31, 2018
Revenues	181,357	71,978	253,335
Operating income	56,913	5,465	62,378
Assets	101,305	36,355	137,660
Goodwill	55,069	7,827	62,896
Expenditures for assets	15,677	537	16,214
Depreciation and amortization	8,630	486	9,116

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

D. Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2020	2019	2018

Total revenues of reportable segment and consolidated revenues	245,627	279,332	253,335

Operating income
Total operating income for reportable segments	27,831	22,654	62,378
Unallocated amounts:
Financing income, net	1,480	576	717
Other income, net	(272)	(26)	13,138
Consolidated income before taxes on income	29,039	23,204	76,233

Assets
Total assets for reportable segments (*)	152,226	196,561	200,556
Other unallocated amounts:
Current assets	117,295	88,777	103,994
Investments in affiliated and other companies	2,171	4,926	7,644
Property and equipment, net	17,180	20,877	20,074
Other unallocated amounts	23,600	28,094	41,524
Consolidated total assets (at year end)	312,472	339,235	373,792

Other significant items
Total expenditures for assets of reportable segments	7,258	12,940	16,214
Unallocated amounts	2,976	5,359	5,168
Consolidated total expenditures for assets	10,234	18,299	21,382

Total depreciation, amortization and impairment for reportable segments	28,648	43,308	9,116
Unallocated amounts	4,352	5,689	5,492
Consolidated total depreciation, amortization and impairment	33,000	48,997	14,608

(*) Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 20 -      SEGMENT REPORTING (cont.)

E. Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2020	2019	2018

Israel	120,515	110,102	116,186
Brazil	61,470	98,020	90,842
Others	63,642	71,210	46,307
Total	245,627	279,332	253,335

	Property and equipment, net
	December 31,
(in thousands)	2020	2019	2018

Israel	13,784	14,967	16,478
Brazil	14,462	21,218	24,562
Others	9,407	9,715	9,420
Total	37,653	45,900	50,460

- Revenues were attributed to countries based on customer location.

- Property and equipment were classified based on major geographic areas in which the Company operates.

F. Major customers

During 2018, there were no sales exceeding 10% of total revenues to none of our customers.

During 2019, we had one costumer (global world vehicles manufacturer) which represent 15.8% of our total sales.

During 2020, there were no sales exceeding 10% of total revenues to none of our customers.

G.Major product lines and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the years ended December 31, 2019 and 2020:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2019			Year ended December 31, 2020
	Telematics services	Telematics products	Total	Telematics services	Telematics products	Total
At a point of time	-	72,626	72,626	-	60,953	60,953
Over a period of time	204,728	1,978	206,706	182,944	1,730	184,674
	204,728	74,604	279,332	182,944	62,683	245,627

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 21 -      FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A. Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and marketable securities.

Most of the Group’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2020 and 2019, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

from time to time the Company enters into foreign exchange forward contracts intended to protect against the increase in the purchase price of forecasted inventory purchases dominated in currencies other than the functional currency of the purchasing entity (See B below)

B. Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency of each of the entities of the Group.

During 2017 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency of the purchasing entity, will be affected by changes in exchange rates. As of December 31, 2020, and 2019, all the transactions that originated in 2017 were settled.

During 2018, 2019 and 2020, most of the financial derivatives were designated and accounted for as hedging instruments.

All other financial derivatives were measured at fair value through profit or loss. However, the effect of such derivatives as of December 31, 2020, 2019 and 2018 and for each of the years then ended was insignificant to the consolidated financial statements.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Amounts reclassified to statement of income:

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2020		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	-

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2019		Thousands of US dollars

Foreign exchange contracts	Cost of revenues	399

As of December 31, 2019, and 2020, there were no material forward exchange contracts outstanding.

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

The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates, based on the prevailing currency prices and the relevant interest rates. Such measurement is classified within Level 2. However, as of December 31, 2020 and 2019, the company did not have material financial derivatives.

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

See Note 1N regarding non-recurring measurement of the fair value of certain non-financial assets (mainly reporting units with goodwill and other definite-lite intangible assets).

The fair value of the company's obligation to purchase non-controlling interests is based on the amount of cash that would be paid to settle the liability if settlement occurred at the balance sheet date (see Note 1Y), See also Note 1V.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2020 and 2019:

	December 31, 2020
(in thousands)	Level 1	Level 2	Level 3

Trading securities	6,663	-	-
Total	6,663	-	-

	December 31, 2019
(in thousands)	Level 1	Level 2	Level 3

Trading securities	358	-	-
Total	358	-	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD.

(Registrant)

By: /s/ Eyal Sheratzky	/s/ Nir Sheratzky
Eyal Sheratzky	Nir Sheratzky
Co-Chief Executive Officers

Dated: April 26, 2021