Form 20-F
period 2021-12-31
Ituran Location & Control Ltd.
filed 2022-04-26
CIK 1337117

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

20,533,586

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

☐ Yes ☐ No

TABLE OF CONTENTS

USE OF CERTAIN TERMS		V
FORWARD LOOKING STATEMENTS		V
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	3
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
D.	RISK FACTORS	3
ITEM 4.	INFORMATION ON THE COMPANY	11
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	11
B.	BUSINESS OVERVIEW	12
C.	ORGANIZATIONAL STRUCTURE	22
D.	PROPERTY, PLANTS AND EQUIPMENT	22
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	24
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
A.	OPERATING RESULTS	24
B.	LIQUIDITY AND CAPITAL RESOURCES	34
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	37
D.	TREND INFORMATION	37
E.	OFF-BALANCE SHEET ARRANGEMENTS	37
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	37
G.	SAFE HARBOR	38
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	38
A.	DIRECTORS AND SENIOR MANAGEMENT	38
B.	COMPENSATION	41
C.	BOARD PRACTICES	43
D.	EMPLOYEES	47
E.	SHARE OWNERSHIP	49

i

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A.	MAJOR SHAREHOLDERS	50
B.	RELATED PARTY TRANSACTIONS	51
C.	INTERESTS OF EXPERTS AND COUNSEL	56
ITEM 8.	FINANCIAL INFORMATION	56
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	56
B.	SIGNIFICANT CHANGES	57
ITEM 9.	THE OFFER AND LISTING	57
A.	OFFER AND LISTING DETAILS	57
B.	PLAN OF DISTRIBUTION	57
C.	MARKETS	57
D.	SELLING SHAREHOLDERS	57
E.	DILUTION	57
F.	EXPENSES OF THE ISSUE	57
ITEM 10.	ADDITIONAL INFORMATION	57
A.	SHARE CAPITAL	57
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	57
C.	MATERIAL CONTRACTS	64
D.	EXCHANGE CONTROLS	64
E.	TAXATION	64
F.	DIVIDENDS AND PAYING AGENTS	71
G.	STATEMENT BY EXPERTS	71
H.	DOCUMENTS ON DISPLAY	71
I.	SUBSIDIARY INFORMATION	71
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	71
ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	72
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	72
ITEM 14A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	72
ITEM 15.	CONTROLS AND PROCEDURES	72

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

Our selected consolidated statements of income data for the years ended December 31, 2019, 2020 and 2021 and our selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2017 and 2018, and the selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019, are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2021	2020	2019	2018	2017
	In USD
	In thousands, except per share amounts
Revenues:
Telematics services	189,649	182,944	204,728	181,357	169,752
Telematics products	81,235	62,683	74,604	71,978	64,884
Total Revenues	270,884	245,627	279,332	253,335	234,636
Cost of Revenues:
Telematics services	84,783	81,365	90,158	70,329	60,256
Telematics products	59,619	48,747	58,656	55,678	54,996
Total cost of revenues	144,402	130,112	148,814	126,007	115,252

Gross profit	126,482	115,515	130,518	127,328	119,384

Research and development expenses	14,099	12,767	13,913	6,223	3,160
Selling and marketing expenses	11,906	11,014	12,778	11,340	12,246
General and administrative expenses	46,118	49,705	55,166	47,693	47,590
Impairment of goodwill	-	10,508	12,292	-	-
Impairment of intangible assets and other expenses (income) net	(256)	3,690	13,715	(306)	(147)
Operating Income	54,615	27,831	22,654	62,378	56,535

Other income (expenses), net	(109)	(272)	(26)	13,138	-
Financing income (expenses), net	(5,538)	1,480	576	717	(989)
Income before income tax	48,968	29,039	23,204	76,233	55,546

Income tax	(11,854)	(10,856))	(12,234)	(17,273)	(17,705)
Share in gains (losses) of affiliated companies, net	(102)	(842)	(3,203)	4,219	8,520
Net income for the year	37,012	17,341	7,767	63,179	46,361

Less: net income attributable to non-controlling interest	(2,756)	(1,218)	(878)	(2,504)	(2,567)
Net income attributable to Company stockholders	34,256	16,123	6,889	60,675	43,794

Earnings per share
Basic	1,65	0.77	0.33	2.88	2.09
Diluted	1,65	0.77	0.33	2.88	2.09
Weighted average number of shares outstanding
Basic	20,769	20,813	21,037	21,077	20,968
Diluted	20,769	20,813	21,037	21,077	20,968

Consolidated Balance Sheets Data:

	Year Ended December 31,
	2021	2020	2019	2018	2017
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; and investment in trading marketable securities	54,711	78,846	54,322	53,295	40,465
Working Capital	58,102	66,708	73,085	84,214	71,360
Total Assets	293,021	312,472	339,235	373,792	215,159
Total Liabilities	155,218	182,573	203,321	213,592	81,930
Retained Earnings	143,259	127,684	116,479	129,580	92,065
Stockholders’ Equity	132,460	127,192	129,330	153,693	125,790
Dividend declared per share	0.90	0.24	0.95	0.95	1.12

Other Data:

	Year Ended December 31,
	2021	2020	2019	2018	2017
Subscribers of telematics services (1)	1,881,000	1,768,000	1,781,000	1,770,000	1,160,000
Average monthly churn rate	3%	3%	3.3%	2.8%	3.2%
(1)	Number of subscribers are rounded to the nearest thousand.

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

Revenues from our stolen vehicle recovery services, which we refer to as SVR services, (“SVR”) and automatic vehicle location (“AVL”) products, which we refer to as telematics products, are primarily dependent on our relationships with insurance companies and car manufactures. In Israel, insurance companies drive demand for our SVR services and telematics products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. In certain subsidiaries in Brazil and Argentina, insurance companies enter into written agreements to subscribe to our services and purchase or lease our products directly. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential. In some of the territories in which we operate, we have business relation with car manufacturers. Our inability to maintain our existing relationships or establish new relationships with car manufacturers companies could adversely affect our revenues and growth potential.

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

Our SVR services business model and, consequently, our ability to provide our SVR services and sell our telematics products, relies on our ability to successfully identify markets in which:

◾	the rate of car theft or consumer concern over vehicle safety is high;
◾	satisfactory radio frequencies are available to us for our RF technology, that allow us to operate our business in an uninterrupted manner; and
◾	insurance companies, car manufacturers or owners of cars believe that the value of cars justifies incurring the expense associated with the deployment of SVR services.

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

We rely on two major suppliers to supply us with various products and software. Each of these suppliers supply us with different type of products and services and act as single supplier of such products and services.

We rely on two major suppliers to supply us with various products and software, one of them is our subsidiary. Each of these suppliers supply us with different type of products and software and act as single supplier of such products and services.

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

COVID-19 Pandemic

A regional or a global health pandemic, such as COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our suppliers and customers, as well as impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.

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

On July 13, 2015, we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, unlawfully abused its power as a monopoly and discriminated between its customers. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 96 million). Based on an opinion of its legal counsels, the Company believes that the lawsuit lacks substantiation, and that the Company has good defense arguments in respect of claims made by the plaintiff and that the chances that the suit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

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

The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 98 base sites that provide complete communications coverage in Israel. Similarly, we have communications coverage in Sao Paulo and Rio Brazil and Buenos Aires, Argentina. The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

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

Our headquarters are located in Israel and most our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors. During July-August 2014 and during May 2021, Israel was engaged in an armed conflicts with a militant group and political party who controls the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, there are number of countries, primarily in the Middle East, that still restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse effect on our ability to grow our business and our results of operations.

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

We have been declared a monopoly under the Israeli Economy competition Law (formerly known as Restrictive Trade Practices Law, 1988) (the “Israeli Antitrust Law”), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority (under its new name - Competition Authority) may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli Competition authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 100 million (approximately US$32  million) or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

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

Moked Ituran Ltd. currently beneficially owns approximately 19.87% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling an interest in our company to a third party. In addition, our articles of association provide for a staggered board which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management.

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

In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we publicly offered our ordinary shares in the United States. On May 25, 2016 our shares were voluntarily delisted from the Tel Aviv stock exchange, and our ordinary shares are currently quoted only on Nasdaq under the symbol “ITRN”.

On September 13, 2018 we closed the acquisition of 81.3% of the shares of Road Track Holding S.L, (following transaction name was changed to Ituran Spain Holdings S.L) a telematics company operating primarily in the Latin American region ("RTH Transaction").

We paid the shareholders of Road Track Holding S.L $91.7 million for 81.3% of the company valuing the company at approximately $113 million. Of this, $75.7 million was paid in cash, through a debt facility provided by Ituran’s lending bank. An additional $12 million was paid in our shares (373,489 shares). The remaining $4 million was paid out of the company’s equity as a bonus over the coming three years to the senior management of Road Track Holding S.L who remained with us through the end of that period. The above mentioned consideration paid to the sellers was subject to downward adjustments depending on the full year 2018 performance of the Road Track business. Based on the aforementioned mechanism, during April 2019 an amount of 300,472 shares (approximately valued at $ 11 million) were transferred to our ownership. Based on indemnification provisions we were also compensated in an amount of 1.0 million USD. On September 22, 2021, we closed the acquisition, of the remaining 18.7% shares of Ituran Spain Holdings S.L., for a total amount of $11.2 million and therefore completed the full ownership of Ituran Spain Holdings S.L.

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

Principal Capital Expenditures

We had capital expenditures of $16.6 million in 2021, $ 10.2 million in 2020 and $18.3 million in 2019. We have financed our capital expenditures with cash generated from our operations.

Our capital expenditures in 2021, 2020 and 2019 consisted primarily of acquisition of operational equipment for $ 7.0 million, $3.9 million, and $7.1 million respectively.

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

Telematics Services

In 2021, 70% of our revenues were attributable to our telematics services. As of December 31, 2021, we provided our services in Israel, Brazil, and other countries to approximately 653,000, 453,000, and 775,000 subscribers, respectively.

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

Fleet management services

Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2021, we provided our services to approximately 421,000 end-users through 25,000 corporate customers in countries where we operate directly and through distributers.

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

“Usage Based Insurance” (UBI) – we have developed a unique product (hardware and software) that measure and analyze the driving behavior in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy. The UBI has already been implemented and marketed by seven Israeli insurance companies and we intend to accelerate its marketing and work with additional insurance companies in year 2022.

“Auto Financing” - A strong second-hand car market in many of our geographies in Latin America, and new fintech startups as well as the banks enter this segment to provide the financing in this market. However, they need a provider of location-based and connected-car technology, such as Ituran, to monitor the car location and driver’s behavior and thereby to decrease the risk of the loan pledged against the car.

Telematics Products

In 2021, 30% of our revenues were attributable to the sale of our telematics products. Our telematics products employ short - and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as telematics products.

Our telematics products enable the location and tracking of vehicles, as well as assets, and are used by us primarily to provide Telematics services as described above to our customers. Each subscriber to our services has our telematics end-unit installed in his or her vehicle. Subscribers to services for locating equipment and merchandise will use our SMART and GPS/GPRS products.

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

Concierge services. Through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location of gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to subscribers in Argentina, Ecuador, Colombia and Israel.

“UBI” and "Connected Car". We provide UBI services in Israel through seven insurance companies, and Connected Car services in Israel, Brazil, Colombia, Mexico, Argentina and Ecuador. For additional information on the service, see Item 4.B. – “Information on the Company “ - “Business Overview” under the caption “Telematics Services”

Telematics products

Our telematics products are used for various applications in the telematics markets and primarily in connection with our telematics services described above.

Our telematics products enable the location and tracking of vehicles, as well as assets or persons, and are primarily used by us in providing our telematics services. Each subscriber to our services has at least one of our end-units installed in his or her vehicle. Subscribers to services for locating persons or valuables will use our SMART and GPS/GPRS products. Our key telematics products for telematics applications include:

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

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual;

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel	SVR, Fleet Management, Value-added services, including: Connected Car, UBI	Telematics Products

Brazil, Argentina, Mexico, Ecuador, Colombia	SVR, Fleet Management,	Telematics Products
Value-added services, including: Connected Car

United States	SVR,	Telematics Products
Fleet Management,
Value-added services, including: Asset protection to Auto Lenders

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our telematics services in the countries in which we operate (including through RTH subsidiaries):

■
Israel: We commenced operations in Israel in 1995 and we had approximately 653,000 subscribers as of December 31, 2021. The operations in Israel were expended through M& A transactions with local companies (following the RTH Transaction) as well as organic growth. We operate throughout Israel in providing services through GPS/GPRS and RF based products and services.

◾
Brazil: We commenced operations in Brazil in 2000 and we had approximately 453,000 subscribers as of December 31, 2021. The operations were expended through M& A transactions with local companies (following the RTH Transaction) as well as organic growth. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro. However, we operate throughout Brazil in providing GPS/GPRS based products and services.

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

In all of the abovementioned countries (except of Israel and Brazil), and others, we had approximately 775,000 subscribers as of December 31, 2021.

Customers, Marketing and Sales

We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2019 one of our customers comprised 15.8% of our total annual revenues. In 2020 and 2021 no single customer or group of related customers comprised more than 10% of our total annual revenues.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2021, our selling and marketing team consisted of 84 employees.

(A) Telematics services

Stolen vehicle recovery

Our customers in the SVR market include insurance companies, car manufactures and individual vehicle owners. As of December 31, 2021, majority of our subscribers use SVR services.

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

Fleet management

Vehicle fleet management systems are primarily marketed through vehicle fleets’ departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2021, we provided our services to approximately 421,000 end users through 25,000 corporate customers and individuals in Israel, Brazil, Argentina, United States, Mexico, Colombia, Ecuador and through distributers in other regions.

Value-added services

“Concierge Services” - Our concierge services are provided to existing SVR customers. A few thousands SMART devices were installed in valuable merchandise and equipment.

"Connected Car"- The service platform includes a back-office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app, and additional related operational, and marketing services, as well as information analysis.” Connected Car’ is operating in Israel, Brazil, Colombia, Mexico, Argentina and Ecuador. As of December 31, 2021 we had 472,000 subscribers.

“Usage Based Insurance (UBI)" – we have developed a unique product (hardware and software) that measure and analyze the driving behavior in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy. The UBI has already been implemented and marketed by Seven Israeli insurance companies and we intend to accelerate its marketing and work with additional insurance companies in year 2022.

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

■
Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are Sascar, Zatix, CEABS, Car Systems, Sat-Company, 3S.

■
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

◾
Colombia. Colombia is a highly fragmented market. Main companies operate under the satellite/cellular infrastructure. Our main competitors are LoJack Corporation (under Detekor Brand), Prosegur, SATRACK (Local Company).

◾
Mexico. Mexico is a highly fragmented market in tracking and satellite location services, in which there are multiple companies dedicated to providing comprehensive satellite tracking, fleet management and vehicle recovery solutions with GPS technology through the marketing of similar devices and technologies to ours, highly specialized in fleet management. The direct competitors are LoJack Corporation, Encontrack S.A. and Pointer Recuperación S.A.

◾	Ecuador. Ecuador is highly fragmented market. Main companies operate under the satellite/cellular infrastructure. Our main competitors are Hunter (Lojack Corporation),Tracklink and Carsync.

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

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors are:

•	Israel: Pointer, ISR, Traffilog and Skylock;

•	United States: GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime, Verizon, AT&T, Geotab, Fleet-Complete,Sprint, Zubie, and Spireon;

•	Brazil: Sascar, Zatix, CEABS, 3S and GolSat;

•	Argentina: LoJack Corporation, Megatrans SA., Sitrac S.A., American Tracer, Ubicar S.A.,Sky Cop. and Prosegur S.A;

•	Mexico: LoJack Corporation, Encotrack, Easytrack, Geotab and Tracker;

•	Ecuador: Hunter (LoJack Corporation), Tracklink, Carsync and Sherlock;

•	Colombia: Satrack, Detector and Prosegur.

(B) Telematics products

Our telematics system for automatic vehicle location is based on terrestrial network triangulation technology and GPS/GPRS and primarily competes with companies that use one of three main technologies: GPS/GPRS (in combination with telematics), network-based cellular communication and radio frequency-based homing.

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

Manufacturing Operations and Suppliers

Our telematics products are manufactured and assembled by a limited number of manufacturers in Israel (including our subsidiary E.R.M) and in China. We engage with our manufacturers on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients. Other than our dependency on manufacturing suppliers, as described in Item 3D.  -“Risk Factors” above, we do not depend on a single manufacturer for the production of our products. Our quality assurance and testing operations are performed by our manufacturers at their facilities, while using our quality assurance and testing equipment and in accordance with the test procedures designated by us. We monitor quality with respect to key stages of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing, packaging and shipping. We are ISO 9001 certified. Some of our products are within the highest car manufacture automotive standard. We believe that our quality assurance procedures have been instrumental in achieving the high degree of reliability of our products. Due to the recent shortage of several components, prices of several components accelerated, although’ the impact on our total purchase cost was immaterial,

Several components and subassemblies included in our products are presently obtainable from a single source or a limited group of suppliers and subcontractors. We maintain strong relationships with our manufacturers and suppliers to ensure that we receive an adequate supply of products, components and raw materials at favorable prices and to access their latest technologies and product specifications.

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

Environmental, Social and Governance (ESG) Practices

As a global brand with material social and economic influence, we recognize that our success can only be built alongside the success of our stakeholders, including, our users, partners, and employees. We aim to achieve high ESG standards while continuing to develop our business and executing on our strategy.

We conduct our business activities and develop policies based on a firm commitment to ethical practices and corporate governance best practices. This includes the “code of business conduct and ethics” and anti-bribery/corruption area where we have a policy of zero tolerance for corruption. This also includes a “Whistle Blower” procedure whose purpose is to dissuade and to prevent illegal activity and conduct of business that may harm our good reputation. Our code of business conduct and ethics, and the Whistle Blower procedure are published in our website.

We promote and support fair social and economic opportunities in the professional services global market. We recognize that there are systemic and cultural biases, caused by age, gender, race, ethnicity, sexual orientation, religion, or ability, and we know these biases can reduce the accessibility to opportunities on a global scale. It is our mission to reduce these accessibility gaps worldwide through our services, the programs we support, and the partners with whom we work. We invest resources into data privacy and how we can protect our users by, among other things, building key infrastructures and policies to safeguard the data on our platform and the privacy of our users.

We advance fairness and transparency in our workforce and we promote and implement fair labor practices and employees' human rights throughout our organization. We respect data privacy relating to our employees. We act to prevent sexual harassment and workplace bullying. We also implement non-discriminatory hiring and promotion practices and actively pursue gender diversity in our workforce.

We value and celebrate diversity within our community. Our work environment seeks to foster an inclusive culture, where our employees feel challenged and in possession of the tools to thrive at work. We are continuously learning and looking at ways to continue to create an environment that is an inclusive place of work. Furthermore, we recognize the importance of environmental matters.

In addition, we also have an “environmental policy”. This policy sets goals in terms of preserving the environment, raising employees awareness and developing and promotion products that will help our customers to save fuel and as a result to reduce waste, air pollution and gas emissions greenhouse. We also adopted a “Code of conduct of Ituran's Suppliers and Agents” which sets high standards in choosing our suppliers, In terms of business honestly, ethically and quality drive. Our environmental policy and the Code of conduct of Ituran's Suppliers and Agents our both published in our website.

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

The telecommunication services and frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel. Agencia Nacional de Telecomunicatoes in Brazil. Modernization Ministry in Argentina and the Federal Communications Commission in USA. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the Autoridad Federal de Tecnologias de la Información y las Comunicaciones, in the United States by the Federal Communications Commission, and Ministry of Information Technology and Communications and Regulatory Communications Commission in Colombia. In Mexico, the regulatory authority is the Federal Telecommunications Commission, however, because of the type of services we provide, we are not obligated entities; In Ecuador's case, the regulatory body is the Telecommunications Regulatory and Control Agency, however, we are not subject to either.

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

Bringg - On December 2013 the Company invested $1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. On January and July, 2015, we invested additional amounts of $1.1 million and US$ 2 million, respectively. During the years 2015 - 2020, additional investors, which are not related to us, invested in Bringg a total amount of approximately $80 million, which reduced our capital share in Bringg. During 2021, Bringg, raised an additional $100 million, which sets Bringg’s valuation at $1 billion. Following such investment, we now hold 16.9% of Bringg’s share capital.

SaverOne Ltd - On March 2017, we invested an amount of $0.9 million in SaverOne 2014 Ltd., an Israeli start-up company developing a system that aims to reduce the occurrence of road accidents by preventing the use of distracting mobile apps while driving (The system prevents the driver from using texting applications while the vehicle is in motion, leaving other passengers unaffected).

During the years 2017 – 2021 we invested additional amount of approximately $0.8 million.

On June 2020 SaverOne have consummated public registration on the Israeli Stock Market (“TASE”) and thus its shares became equity investment with readily determinable fair value. We now hold approximately 9.7% of SaverOne’s share capital.

As of December 31, 2021, the fair value of our investment in SaverOne is approximately US$ 4.3 million.

On December 29, 2021, SaverOne filed with the SEC a confidential submission of Form F-1.

C.          ORGANIZATIONAL STRUCTURE

In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with its operations from Tadiran and Tadiran Public Offerings Ltd. In September 2018, we acquired a majority of the shares of Road Track, a telematics company operating primarily in the Latin American region.

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc	USA	100%
Ituran USA Inc	USA	85.80%
Ituran de Argentina S.A	Argentina	100%
Ituran Sistemas de Monitoramento Ltda	Brazil	98.75%
Ituran Instalacoes Ltda	Brazil	98.75%
Teleran Holding Ltda	Brazil	99.99%
Ituran servicos Ltda	Brazil	98.75%
E.R.M. Electronic Systems Limited	Israel	49.5%[1]
Mapa Mapping & Publishing Ltd	Israel	100%
Ituran Spain Holding S.L	Spain	100%
Ituran Road Track Monitaramento de Veiculos LTDA	Brazil	100%
Ituran Road Track Argentina, S.A	Argentina	100%
Global Telematics Solutions HK, Limited	Hong Kong	100%
Road Track De Colombia S.A.S	Colombia	100%
Road Track Ecuador, S.A.	Ecuador	100%
Road Track Mexico S.A. De C.V	Mexico	100%
Road Track HK Telematics Limited	Hong Kong	100%
E.D.T.E – Drive Technology Ltd	Israel	100%
Ituran Tech Ltd	Israel	99.99%

D.	PROPERTY, PLANTS AND EQUIPMENT

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

1 The proportion of voting power is 51%.

Other than the property in Brazil, Ecuador and Mexico and Israel, all of our offices, headquarters, control centers and facilities are leased in accordance with our specific needs in the areas in which we operate. Additionally, we lease space for our base sites, in order to operate the reception and transmission stations of the system, in each area in which we provide our SVR services.

In 2021 we leased an aggregate of approximately 61,876 square feet of office space in Azour and Holon, Israel. In 2021, the annual lease payments for these facilities were approximately $1,292,000. The initial term of the primary lease (in Azour) expired on March 31, 2013; and we renewed the lease until April 2022. The lease is expected to be extended for additional 7 years under the same terms. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers and warehouse for the Israeli market. We also lease 3,000 square feet for a warehouse and offices in Tirat Ha’Carmel for $ 62,000 annually.

In Buenos Aires, Argentina, we lease approximately 8,611 square feet for office space for the total amount of AR$12.772.992 ($ 98.253) annually, approximately 1,238 square feet for our control center for AR$ 3.258.000 ($ 25.061) annually and approximately 2,121 square feet for our warehouse for AR$ 2.040.000 ($ 15,692) annually.

In Bogota, Colombia, we lease approximately 9,035 square feet for office space and Operating center for the amount of $63,049 annually,

In Mexico City, Mexico, we lease approximately 3,875 square feet for Corporate Office for the amount of $ 35,000 annually. This was terminated in November 2020. Additionally, we lease a warehouse for the amount of $3,000 annually.

We leased approximately 12,916 square feet of office space, stores and warehouse in Brazil for approximately 264,000 ($48,000) Brazilian Real annually. The lease agreements will expire and will have to be renewed on August 21, 2026 and December 2024, as applicable to each engagement.

In Guayaquil, Ecuador, we lease approximately 2,459 square feet for Warehouse for the amount of $ 30,000 annually. In Quito, Ecuador, we lease approximately 1,014 square feet for Warehouse for the amount of $ 11,700 annually. In Cuenca, Ecuador, we lease approximately 170 square feet for Warehouse for the amount of $ 3,400 annually. In Ibarra, Ecuador, we lease approximately 349 square feet for Corporate Office for the amount of $ 1,800 annually.

We leased approximately 9,260 square feet for our offices and control center in Florida for an amount of $ 166,500 annually for period of 60 months commencing March 24, 2016 and ended March 23, 2021, and a 24 monthes extension starting March 24, 2021 at a reduced annual rate of $146,000 annually.

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

The size of our base station sites varies from approximately 11 to 44 square feet. In Israel, we have 98 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,200 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 147 base station sites, of which 23 sites are leased from the same entity under a 15 years-contract, (commencing from 2012) for a monthly rate ranging from $500 to $1,750 per site. The remaining 124 sites are leased independently for an annual rate ranging from $200 to $550 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 37 base station sites, all of which are leased from six entities for a monthly rate ranging from $215 to $930 per site. The duration of the lease ranges from one to two years.

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

Our telematics services segment consists of our SVR, "Connected Car" fleet management, UBI, and other value-added services. We currently operate our telematics services throughout the regions we operate.

Our telematics products segment consists of our short - and medium-range two-way telematics products. We sell our telematics end-units to customers that subscribe to our telematics services.

Outlook

We have historically experienced growth in most of the markets in which we provide our telematics services. These markets, which are the main markets that we operate in, are generally characterized by high car theft rates, insurance companies and car manufactures that are seeking solutions to limit their actual losses resulting from car theft and increase their sales by adding additional value to the customer, and hence the Brazilian market continues to represent growth potential for our telematics services. The growth in subscribers within our telematics services segment also has a direct impact on the sale or lease of our telematics products, as they are an integral component of our telematics services and are installed in each subscriber’s vehicle. In Israel, in recent years the market experienced an increased car sales which positively affect our sales as compared with previous years.

Please refer to Item 3D. – Risk Factors above in respect of factors that could negatively impact our business.

Geographical breakdown

Telematics services’ subscriber base

The following table sets forth the geographic breakdown of subscribers to our telematics services as of the dates indicated:

	As of December 31,
	2021	2020	2019
Israel	653,000	643,000	610,000
Brazil	453,000	452,000	489,000
Others	775,000	673,000	682,000

Total(1)	1,881,000	1,768,000	1,781,000

(1) All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	Year ended December 31,
	2021		2020		2019
	In USD, in Millions
	Telematics services	Telematics products	Telematics services	Telematics products	Telematic services	Telematics products
Israel	96.5	44.1	85.1	35.4	77.6	32.5
Brazil	55.2	2.6	60.0	1.5	85.1	12.9
Others	37.9	34.6	37.8	25.8	42.0	29.2

Total(1)	189.6	81.3	182.9	62.7	204.7	74.6

(1) We attribute revenues to countries based on the location of the customer.

Telematics services segment

We generate revenues from rendering our SVR, fleet management connected car,UBI and other value-added services. A majority of our revenues represent subscription fees paid to us by our customers. We recognize revenues from subscription fees on a monthly basis. Most of our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical average churn rates of 3% per month in this segment, we can anticipate that at least 95% of our subscription fees generated in a prior quarter will recur in the following quarter.

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

Financing expenses (income), net

Financing income (expenses), net ,include, inter alia ,short-term and long-term interest expenses, financial commissions, income (expenses) in respect of changes in obligation to purchase non-controlling interests ,and gains (losses) from currency fluctuations from the translation of monetary balance sheet items denominated in currencies other than the functional currency of each entity in the group, gains (losses) in respect of marketable securities and other investments, and expenses related to tax positions.

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

We apply ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”).

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

For each type of contract, at inception, we assess the goods or service promised in a contract with a customer and identifies the performance obligations. With respect to contracts that are determined to have multiple performance obligations, such as contracts that combine product with services (mostly SVR services) and/or rights to use assets, we allocate the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. However, when applicable (see below), we estimate the selling prices of certain services using the residual approach.

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

In accordance with ASC 606, our revenues are recognized as follows:

1.	Revenues from sales of Automatic Vehicle Location ("AVL") products are recognized when the control of the product passed to the customer (usually upon delivery).

2.	Revenues from provision of SVR services are recognized over time, as the customers simultaneously receive and consume the benefits provided by our performance as we perform.

3.
For arrangements that involve the delivery or performance of multiple products (mostly, AVL products), services (such as SVR services) and/or rights to use assets, we analyze whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the good or service, either on its own or together with other resources that are readily available to the customer; and, 2. Our promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. When the above criteria are met, the revenue recognition for the related products and/or services are recognized as described in 1 and 2 above, as applicable.

With respect to arrangement that are determined to have multiple performance obligations that are distinct,we allocates the contract’s transaction price to each performance obligation using the relative standalone selling price of each distinct good or service in the contract. However, in certain circumstances, we estimate the selling prices of the  SVR services (which are sold together with AVL products) using the residual approach. Under the residual approach, the standalone selling price of the SVR services is estimated by reference to the total transaction price less the sum of the observable standalone selling prices of all other goods or services promised in the contract. Such approach is used since we sell the same type of service in those jurisdictions to different customers (at or near the same time) for a broad range of amounts (thus, the stand-alone selling price is highly variable).

Revenues from SVR services subscription fees, right to use assets (AVL products installed in customer vehicles) and installation services, sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes, as a single performance obligation, since the installation services element was determined not to be ‘distinct’. Accordingly, the entire contract fee for the two deliverables was recognized over time, on a straight-line basis over the subscription period.

4.
Amounts earned by certain Brazilian subsidiary for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third party insurance company, are recognized ratably on a straight-line basis over the subscription period (see 2 above), since the amount allocated to us (for the SVR services subscription, installation services and for arranging the transaction), is contingent upon the delivery of the SVR services. As the insurance company is acting as a principal with respect to the insurance component, we recognized only the net amounts as revenues, after deduction of amounts related to the insurance component.

5.
Deferred revenues include unearned amounts received from customers (mostly for the provision of installation, future subscription services and extended warranty) but not yet recognized as revenues.  Such deferred revenues are recognized as described in paragraph 2 above or paragraph 6 below, as applicable.

6.	Extended warranty

In the majority of countries, in which the we operate, the statutory warranty period is one year, and the extended warranty covers periods beyond year one. Revenues from extended warranty include warranty services which were sold separately for a monthly fee, or warranty services that were determined to represent a separate performance obligation and were sold together with an AVL unit. Such revenues are recognized over the duration of the warranty periods.

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

We elected to perform the goodwill annual impairment test for its operating units as follows:

A.
An amount of approximately $35.8 million (as of December 31, 2021) relates to two different reporting units (resulted from the RT acquisition). we have historically performed an annual goodwill assessment as of June 30 of each year or more often if indicators of impairment are presented (including June 30, 2021). During the fourth quarter of 2021, following the second closing of the RT acquisition we decided to change the date of its annual impairment assessment from June 30 to December 31. The change was made because we believe that the second closing gives a fair value to the goodwill presented in its report.

B.
An amount of approximately $4.2 million (as of December 31, 2021) relates to two different reporting units (resulted from past acquisitions) is tested on December 31 of each year, or more often if indicators of impairment are present.

As required by ASC Topic 350, we choose either to perform a qualitative assessment whether the quantitative goodwill impairment test is necessary or proceeds directly to the quantitative goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis.  The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When we choose to perform a qualitative assessment and determines that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then we proceed to the quantitative goodwill impairment test. If we determine otherwise, no further evaluation is necessary.

With respect to goodwill impairment tests performed before the adoption of ASU 2017-04 (which became effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019), when we decided or were required to perform the quantitative goodwill impairment test, we firstly were required to compare the fair value of the reporting unit to its carrying value ("step 1"). If the fair value of the reporting unit exceeded the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill was considered not to be impaired, and no further testing was required. If the carrying value was determined to exceed the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

Commencing the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment, when we decide or are required to perform the quantitative goodwill impairment test, we compare the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. In the performance of the quantitative analysis we apply assumptions that market participants would consider in determining the fair value of each reporting unit.

As of December 31, 2021, 2020 and 2019, we had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 2.0 million of goodwill, we performed a qualitative assessment as of December 31, 2021 and 2020, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 32.2 million of goodwill (as of December 31, 2021), we performed the annual impairment test, as of June 30, 2021 and reached to a conclusion that no impairment should be recorded at that point.

We have historically performed an annual goodwill assessment for such reporting unit as of June 30 of each year or more often if indicators of impairment are presented. following the second closing of the RT acquisition, we decided to change the date of its annual impairment assessment from June 30 to December 31.

Accordingly, we performed a qualitative assessment as of December 31, 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 2.2 million of goodwill, we performed a qualitative assessment as of December 31, 2021 and 2020, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 3.6 million of goodwill (as of December 31, 2021), we performed the annual impairment test, as of June 30, 2021 and reached to a conclusion that no impairment should be recorded at that point. The impairment test was performed using the second approach (quantitative test).

We have historically performed an annual goodwill assessment for such reporting unit as of June 30 of each year or more often if indicators of impairment are presented. following the second closing of the RT acquisition, we decided to change the date of its annual impairment assessment from June 30 to December 31. We  performed a qualitative assessment as of December 31, 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
	%
Consolidated statements of operations data:	2021	2020	2019
Revenues:
Telematics services	70.0	74.5	73.3
Telematics product	30.0	25.5	26.7
Total Revenues	100	100	100
Cost of Revenues:
Telematics services	31.3	33.2	32.3
Telematics products	22.0	19.8	21.0
Total cost of revenues	53.3	53.0	53.3
Gross profit	46.7	47.0	46.7
Operating Expenses:
Research and development expenses	5.2	5.2	5.0
Selling and marketing Expenses	4.4	4.5	4.6
General and administrative expenses, net	17.0	20.2	19.7
Impairment of goodwill	-	4.3	4.4
Impairment of intangible assets and other expenses (income), net	(0.1)	1.5	4.9
Total operating expenses	26.5	35.7	38.6
Operating Income	20.2	11.3	8.1
Other income expenses, net	(0.1)	(0.1)	-
Financing income, net	(2.0)	0.6	0.2
Income before income tax	18.1	11.8	8.3
Income tax	(4.4)	(4.4)	(4.4)
Share in gains (losses) of affiliated companies, net	(0.1)	(0.3)	(1.1)
Net income for the year	13.6	7.1	2.8
Less: net income attributable to non-controlling interests	(1.0)	(0.5)	(0.3)
Net income attributable to company stockholders	12.6	6.6	2.5

Analysis of our Operation Results for the Year ended December 31, 2021 as compared to the Year ended December 31, 2020

Revenues

Total revenues increased from $245.6 million in 2020 to $270.9 million in 2021 or 10%. This increase consisted of an increase of $ 6.7 million from subscription fees from our telematics services and an increase of $ 18.6 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $ 6.7 million from $ 182.9 million in 2020 to $189.6 million in 2021, or 4%. Mainly due to the increase in 113,000 subscribers.

Telematics products segment

Revenues in our telematics products segment increased from $ 62.7 million in 2020, to $81.3 million in 2021 or 30%. This increase of $18.6 million is primarily due to an increase in sales, mainly in our business in Israel. This increase was also affected by a positive impact of exchange rate fluctuations of the NIS vs the USD in an amount of approximate $3.6 million.

Cost of revenues

Total cost of revenues increased from $ 130.1 million in 2020, to $144.4 million in 2021 or 11%. This increase consisted of an increase of $3.4 million in the telematics services segment and an increase of $10.9 million in the telematics product segment. As a percentage of total revenues, cost of revenues remain intact approximately 53%.

Telematics services segment

Cost of revenues for our telematics services segment increased from $81.4 million in 2020, to $84.8 million in 2021 or 4%. This increase was primarily due to the effect of exchange rate fluctuations in an amount of approximately $ 1.4 million and an increase in salary expenses of approximately $2.3 million. As a percentage of total revenues for this segment, cost of revenues slightly increased from 44.5% in 2020 to 44.7% in 2021.

Telematics products segment

Cost of revenues for our telematics products segment increased from $ 48.7 million in 2020, to $ 59.6 million in 2021 or 22%. This increase was mainly due to the increase in our products’ sales. As a percentage of total revenues for this segment, cost of revenues decreased from 77.8 % in 2020, to 73.4% in 2021.

Operating expenses

Research and development

Our research and development expenses increased from $ 12.8 million in 2020 to $ 14.1 million in 2021. As a percentage of total revenues, research and development expenses did not increase, and remain at 5.2 % in 2020 and in 2021.

Selling and marketing

Our selling and marketing expenses increased from $ 11.0 million in 2020 to $ 11.9 million in 2021. As a percentage of total revenues, selling and marketing expenses slightly decreased from 4.5 % in 2020 to 4.4 % in 2021.

General and administrative

General and administrative expenses decreased from $49.7 million in 2020, to $ 46.1 million in 2021 or 7%. The decrease was mainly due to the effect of allowance for doubtful accounts in amount of $4.2 million, the abovementioned were offset primarily due to an increase in salaries expenses in an amount of $0.8 million. As a percentage of total revenues, general and administrative expenses decreased from 20.2% in 2020 to 17.0% in 2021.

Impairment of goodwill

During 2021, we did not record any goodwill impairment loss.

On June 30,2020, an impairment of approximately $10.5 million was recorded, primarily due to increase in the country’s risk indicator, as part of the effects of Covid - 19.

Impairment of intangible assets and other expenses (income), net

During 2021 no intangible assets impairment loss was recorded. During 2020 the company recorded an intangible assets impairment loss in the amount of approximately US$ 3.7 million, respectively. The impairment was recorded in the consolidated statement of income under "Impairment of intangible assets and other expenses".

Operating income

Total operating income increased from $ 27.8 million in 2020, to $54.6 million in 2021 or 96%. This increase of approximately $ 26.8 million was mainly due to the impairment loss in an amount of approximately $ 14.2 million recorded in 2020. The rest of the increase of approximately $ 12.6 million reflects an increase of $ 8.1 million in the operating income in the telematics service segment and an increase of $ 4.5 million in the operating income in the telematics products segment.

Telematics services segment

Operating income in our telematics services segment increased from $28.6 million in 2020 to $ 48.1 million in 2021, or 68%. This increase was mainly attributed to the impairment of goodwill and of impairment of intangible assets of $11.3 million recorded on 2020, and from the increase of our subscriber’s client base.

As a percentage of our telematics services segment revenues, operating income in our telematics services segment increased from 15.7 % in 2020 to 25.3 % in 2021.

Telematics products segment

Operating income (loss) in our telematics products segment increased from loss of $0.8 million in 2020 to income of $6.5 million in 2021. This increase in operating income was mainly attributed to the impairment of goodwill and intangible assets of $2.8 million recorded in 2020 and from the increase of our revenues in our telematics products segment.

As a percentage of our telematics services segment revenues, operating income (loss) in our telematics services segment increased from (1.3) % in 2020 to 8 % in 2021.

Financing income, net

Financing income, net, were $ 1.5 million in 2020 compared with an expense of $ 5.5 million in 2021.

The increase in the financing expense was mainly due to an increase in losses in respect of marketable securities from an income amount of $4.3 million in 2020 to an expense in an amount of $2.4 million in 2021.

Income Tax

Income Tax expenses increase from $ 10.9 million in 2020, to $ 11.9 million in 2021 or 9%. As a percentage of income before tax, income tax expenses decreased from 37.4% in 2020 to 24.2% in 2021 primarily due to an (non- deductible for tax) impairment in goodwill and intangible assets related to RTH transaction in 2020 in an amount of $ 14.2 million, and no impairment in goodwill and intangible assets related to RTH transaction in 2021. Also, a (non-deductible for tax) gain in 2020 and losses in 2021 in respect of marketable securities value.

As a percentage from income before tax, exclude the impairment which mentioned above, income tax expenses decreased from 25.5% in 2020 to 24.2% in 2021.

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

Impairment of goodwill

On June 30,2020, an impairment of approximately $10.5 million was recorded, primarily due to increase in the country’s risk indicator, as part of the effects of Covid - 19. On December 31,2020, based on our qualitative assessment, no additional negative factors were spotted, therefore another impairment was not indicated.

On December 31, 2019, an impairment on the amount of $12.3 million was recorded primarily due to the increase in the country’s risk indicator.

Impairment of intangible assets and Other expenses (income), net

During 2020 and 2019 thej company recorded an intangible assets impairment loss in the amount of approximately US$ 3.7 million and US$ 13.9 million, respectively. The impairment was recorded in the consolidated statement of income under “Impairment of intangible assets and other expenses”.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2019, 2020 and 2021, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2019, 2020 and 2021 we derived approximately 29.3%, 30.6% and 26.6% of our revenues in dollars and other currencies, 40.0%, 49.2% and 52.0% in NIS, 30.7%, 20.2% and 21.4% in Brazilian Reals. In fiscal years 2019, 2020 and 2021, 33.4%, 29.0% and 30.9% of our expenses were incurred in dollars and other currencies, 42.5%, 50.6% and 52.3% in NIS and 24.1%, 20.4% and 16.8% in Brazilian Reals.

Exchange differences upon translation of our financial statements from the functional currency (NIS) to US Dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the years 2021, 2020 and 2019 the effect of the translation that was carried to accumulated other comprehensive income was ($ 2.9) million, ($ 12.9) million and ($ 4.1) million, respectively.

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

	Year Ended December 31,
	2019		2020		2021
	Actual	At 2018 exchange rates (1)	Actual	At 2019 exchange rates (1)	Actual	At 2020 exchange rates (1)
	(In thousands of US$)
Revenues	279,332	289,676	245,627	262,529	270,884	264,507
Gross profit	130,518	135,730	115,515	122,708	126,482	123,734
Operating income	22,654	25,419	27,831	31,229	54,615	53,595

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

B.          LIQUIDITY AND CAPITAL RESOURCES

We fund our operations primarily from cash and cash equivalents generated from operations. As of December, 31 2019, 2020 and 2021, we had $ 54.3 million, $78.8 million and $54.7million in cash and marketable securities and $73.1 million, $66.7 million and $58.1million in working capital, respectively. We hold most of our cash and cash equivalents in US dollars or the local currency of their location.

As of December 31, 2021 we had a long- term loan from an Israeli bank at the amount of $ 13.2million and a short term loans at the amount of $ 18.3 million. As of December, 2020 we had a long - term loan from an Israeli bank at the amount of $ 34.1 million and a short term loans at the amount of $ 20.4 million. As of December 31, 2019, 2020 and 2021, we also had $ 4.1 million, $ 1.9 million and $1.6 million respectively, available to us under existing lines of credit. As of December 31, 2019, we did not use our credit line, as of December 31, 2020 utilized $0.3 million of our credit line, and as of December 31,2021 we utilized $ 0.7 million of our credit line.

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

As of December 31, 2019, 2020 and 2021 we had long-term liabilities of, $17.0 million, $19.7 million and $22.5 million respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $11.5 million, $13.6 million and $16.2 million as of December 31, 2019, 2020 and 2021 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements.

In Argentina, new economic policies related to the external sector have been in effect since August 2019, motivated by the liabilities in dollars and the inability of the Government to deal with it in the initially agreed terms. These measures were initially taken by the outgoing Government and then deepened by the new elected Government that began on December 10, 2019. The following regulations currently apply:

1. Currency market:
a. Individuals can only acquire dollars for savings, in the amount of US $ 200 per month. On this purchase applies 35% taxes. It applies for all abroad and tourism expenses also.
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
b.The following chart shows the new scenario for the Corporate Income Tax rate that will apply for fiscal years commencing since January 1st, 2021.
The amount will be adjusted by inflation since January 2022.

Accumulated net taxable profit				will pay a fix amount of		plus a % over	the following amount
More than AR$		up to AR$
AR$	-	AR$	5.000.000,00	AR$	-	25%	AR$	-
AR$	5.000.000,00	AR$	50.000.000,00	AR$	1.250.000,00	30%	AR$	5.000.000,00
AR$	50.000.000,00	en adelante		AR$	14.750.000,00	35%	AR$	50.000.000,00

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

Dividend we declare in respect to 2020 result:

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

Dividend we declare in respect to 2021 result:

On May 25, 2021, we declared a quarterly dividend in the amount of $3 million, which was paid (net of taxes at the rate of 25%) on July 14, 2021, with respect to the first quarter of 2021. On August 23, 2021, we declared a quarterly dividend in the amount of $3 million, which was paid (net of taxes at the rate of 25%) on October 13, 2021, with respect to the second quarter of 2021. On November 16, 2021, we declared a quarterly dividend on the amount of $3 million, which was paid (net of taxes at the rate of 25%) on January 5, 2022, with respect to the third quarter of 2021. On March 7, 2022, we declared a quarterly dividend of $3 million, which was paid (net of taxes at the rate of 25%) on April 6, 2022, with respect to the fourth quarter of 2021.

Until the RTH Transaction, we have repurchased 2,507,314 of our shares, out of these shares (373,489 shares) were resold as part of the consideration in the RTH Transaction. As part of the RTH Transaction price adjustment 300,472 shares were returned to us in April 2019. As part of implementation of our Board of Directors decision of 25 million USD share repurchase program, Share repurchases were funded by our wholly owned subsidiary with available cash. Repurchases of the Company’s ordinary shares were based on Rule10b-18 terms. During the years 2019 and 2021 we purchased  227,828  and 228,725 of our shares for approximately $6 million each year. During the year 2021, we also directly purchased additional 50,995 shares for approximately $ 1.3 million not through publicly announced plans. During April 2022, until April 15, we purchased additional 21,089 shares.

As of April 15, 2022, the updated quantity of treasury shares is 2,962,934 (including 477,642 shares which are entitled to dividend distributed).

The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2021	2020	2019
	(In thousands)

Net cash provided by operating activities	55,790	60,068	59,679
Net cash used in investing activities	(18,524)	(11,479)	(18,287)
Net cash used in financing activities	(58,666)	(29,449)	(38,927)
Effect of exchange rate changes on cash and cash equivalents	(477)	(921)	101
Net increase/decrease in cash and cash equivalents	(21,877)	18,219	2,566

Years ended December 31, 2021, December 31, 2020 and December 31, 2019

Net cash provided by operating activities

Our operating activities provided cash of $59.7 million in 2019, $60.1 million in 2020 and $55.8 million in 2021.

Cash from operating activities in 2021 decreased in an amount of approximately $ 4.3 million, this decreased was mainly due to an increase in inventory.

Net cash used in investing activities

Net cash used in investing activities in 2021 in an amount of approximately $ 18.5 million, included capital expenditure in the amount of $ 16.6 million.

Net cash used in investing activities in 2020 in an amount of approximately $ 11.5 million, included capital expenditure in the amount of $ 10.2 million.

Net cash used in investing activities in 2019 in an amount of approximately $18.3 million, included capital expenditure in the amount of $ 18.3 million.

Net cash used in financing activities

Net cash used in financing activities in 2021 in an amount of approximately $ 58.7 million consisted primarily a repayment of short and long term credit from financial institution in an amount of $ 23.6 million, cash dividend payment in an amount of approximately $ 15.8 million, a cash payment to settle the obligation to purchase non-controlling interest in an amount of approximately $ 11.3 million and an acquisition of company shares in an amount of approximately $ 7.3 million.

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

Net cash used in by financing activities in 2019 in an amount of approximately $ 38.9 million consisted primarily of a repayment of short and long term credit from financial institution in amount of $ 11.1 million, cash dividend payment in an amount of approximately $ 19.8 million and a cash dividend payment in an amount of approximately $ 2.0 million paid by our subsidiary to the non - controlling interests, and acquisition of our shares for $ 6 million.

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

Expenditures for research and development activities undertaken by us were approximately $14.1 million in 2021 $ 12.8 million in 2020, and $ 13.9 million in 2019.

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

COVID-19 pandemic may have a negative effect on our business in the forthcoming quarters in several spheres. In order to mitigate our expenses we reduced the basic monthly payments of some of our senior management by 25% and deferred payments of part of their bonuses (see Item 6.B hereinafter), reduced salaries of our employees by 10%-40% (especially in 2nd and 3rd quarters of year 2021) which reduction we lifted recently. We also halted our dividend distribution until recently (see Item 5B above on page 34) and also either reduced some of the payments for services rendered by developers as well as reduction of rental payments. The aforementioned should be deemed as a forward-looking analysis under Section 21E of the Securities Exchange Act and Section 27A of the Securities Act, 1933.

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

F.          TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2021:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

*Operating leases	5,174	2,768	1,567	614	225
Purchase Obligations	17,843	17,843	-	-	-
Long – term debt obligations	31,426	18,257	13,169	-	-
Total	54,443	38,868	14,736	614	225

* Please see consolidated financial statements, Note 7.

G.             SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	75	President and director
Yehuda Kahane	77	Director
Ze’ev Koren	77	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	69	Director
Eyal Sheratzky	53	Co-Chief Executive Officer and Director
Nir Sheratzky	50	Co-Chief Executive Officer and Director
Gil Sheratzky	44	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	48	Director and an independent director
Yigal Shani	77	Director
Israel Baron (1)(2)(3) +	68	External Director
Gidon Kotler (1)(2)(3)	81	External Director
Tal Sheratzky- Jaffa	44	Director and an independent director
Ami Saranga	58	Deputy Chief Executive Officer
Eli Kamer	55	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	56	General Counsel
Udi Mizrahi	50	Deputy Chief Executive Officer International Operation and VP of Finance
Shahar Sheratzky	42	Vice President, head of our business division

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

Yehuda Kahane is a co-founder of our company and has served on our board since 1995. Professor Kahane is an entrepreneur in both the academic and business arenas. He is a Fellow of the World Academy of Art and Science. He received the 2011 highest international award for his lasting contribution to the theory, practice and education in insurance and risk management, as well as a lifetime achievements award by the Israeli Insurance industry. He is a co-founder and chairperson of the YK Center for Preparing for the New Economy. Kahane is a Professor (Emeritus) from the Coller Business, Tel Aviv University where he headed the Institute for Business and the Environment. He taught at many business schools around the world, including the Wharton School, the University of Texas (Austin), the University of Toronto and the University of Florida, and has founded and served as the first Dean of the Israeli Academic School of Insurance. Professor Kahane chairs and is a major owner of Capital Point Ltd., and is active in the formation, seed investment and management of start-up companies and technological incubators, unrelated to our company. He chairs the association for the visually impaired people in Herzliya and Sharon district, and a board member of the Center for Blind People in Israel (The Umbrella organization). He is an honorary member of the Israel-Brazil Chamber of Commerce. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem and is a Fellow of the Israeli Association of Actuaries. He specializes in insurance, risk management, environmental issues and technological forecasting. He is the father of Yoav Kahane.

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

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd. From 2003 and until 2013 Mr. Sheratzky served as our marketing communication officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Gil serves also as director in Saver One Bringg and chairman of Mapa GIS (a subsidiary of Ituran). Gil Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and nephew of Effraim Sheratzky

Yoav Kahane has served as director of our company since 1998. Mr. Kahane is serving as Chief Executive Officer of VIZO Specs Ltd, a start up company he co-founded that develop a non-invasive technology for immediate enhancement of attention and the treatment of ADHD.  During 2020 he served as Chief Business Officer of PrintCB, developer and manufacturer of Advanced Copper Materials for Car Electrification. Since 2015 Mr. Kahane has co-founded and served as the Chief Executive Officer of Spot-On Therapeutics Ltd., a startup company that develops a non-invasive brain stimulation technology for the treatment of balance disorders and falls prevention. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences from Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.

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

Shahar Sheratzky has served in different marketing roles in our company since 2007. In 2022 Mr. Shahar Sheratzky was nominated to Vice president, head of our business division. Among his responsibilities are the marketing, selling and digital fields. Mr. Sheratzky holds a MBA degree in business administration with a specialization in global marketing from Reichman University, Israel. Mr. Shahar Sheratzky is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the son of Efraim Sheratzky.

Our articles of association provide for staggered three-year terms for all of our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 13, 2021; Nir Sheratzky, Yigal Shani and Yehuda  Kahane (class B), who were re-elected on December 10, 2020; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa and Yoav Kahane (class A), who were re-elected on December 12, 2019. This classification of the board of directors may delay or prevent a change of control of our company.

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

B.          COMPENSATION

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2021 was approximately $ 286,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item 6.C - Board Practices under the caption “External directors” below. Our audit committee and board of directors approved compensation for Mr. Ze’ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2021, we paid the sum of NIS 443,000 (approximately $137,000) to our external directors, NIS 200,000 (approximately $ 62,000) to Mr. Ze’ev Koren, NIS 161,000 (approximately $50,000) to Mr. Yoav Kahane, NIS 120,000 (approximately $37,000) to Ms. Tal Sheratzky-Jaffa. We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

Due to the Covid-19 effect, since April 2020 we reduced the monthly compensation of our President, Co-CEOs and manager of the Business Development by 25%. This was lifted since March, 2021. Due to the Covid-19 effect we also reduced the monthly salaries of our employees by 10%. This was lifted since January 2021. The aggregate costs to the Company of the compensation to our Co-Chief Executive Officers in 2021 were $4.5 million (including bonuses). The aggregate compensation paid to all of our officers as a group during 2021 was approximately $ 13.4 million. In 2021 we paid an aggregate amount of $ 69,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our 5 highest paid officers in 2021 according to our 2021 financial reports:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	781	-	-	-	1,228	836	2,845
Eyal Sheratzky (Co-Chief Executive Officer)	608	-	-	-	975	650	2,233
Nir Sheratzky (Co-Chief Executive Officer)	608	-	-	-	975	650	2,233
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)	435	-	-	-	697	464	1,596
Shahar Sheratzky (Vice president, head of our business division)	-	182	44	17	229	-	472

Total of our 5 highest paid officers	2,432	182	44	17	4,104	2,600	9,379

During 2021, we set aside $535,000for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2021, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below.

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

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee. In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2021, we paid a total of $ 842,000to our officers and employees pursuant to the above bonus schemes.

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

Our general shareholders meeting approved our compensation policy for office holders on October 31, 2013, and on November 7, 2016 and later on December 12, 2019 approved a renewal and several minor amendments in our compensation policy (in order to reflect several changes in Israeli Company Law). The policy applies to office holders of the Company (see definition above), who serve as the Company’s President, Chief Executive Officer(s) and other executives who are deemed office holders of the Company, as well as office holders of the Company’s Israeli wholly owned subsidiaries, provided they report to the chief executive officer. The policy also applies to directors of the Company.

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

Mr. Israel Baron is now serving his seventh term as an external director of the Company, who was reelected on of December 10, 2020 for a term of 3 years. Mr. Gideon Kotler was appointed on April 30, 2014 by an extraordinary shareholders meeting as our new external director, following the death of our former external director, Dr. Orna Ophir, in January 2014 and was reelected by our general shareholders meeting on December 28, 2016, for his second term, of additional 3 years term starting from April 30, 2017, which was later extended for additional term of three years beginning April 30, 2020.

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

The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor in 2020 was Shimon Yarel, CPA, who has served as our internal auditor since January 1999. On March 2, 2021, the audit committee and the board of directors approved the appointment of Ms. Alexandra Meron Yarel as an internal auditor instead of Mr Shimon Yarel, and that is due to his retirement.

D.	EMPLOYEES

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2021	2020	2019
By area of activity:
Control Center	520	568	552
Research and Development	136	137	154
Sales and Marketing	84	71	69
Technical support and IT	489	494	467
Finance, Administration and Management	375	351	380
Private enforcement and operations	1,041	1,015	1,143
Manufacturing	169	125	143
Total	2,814	2,761	2,908

By geographic location (out of total):
Israel	864	855	863
Brazil	782	820	884
Others	1,168	1,086	1,161
Total	2,814	2,761	2,908

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

All of our employees in Brazil, excluding the chief executive officer, some directors (VPs) and and some IT providers are represented by a labor union and the employees’ mandatory contributions to their union are paid by us. The law no. 13.467/2017, which entered into force on November 11, 2017, made the labor union contribution optional (i.e., discounted only upon the employees’ consent).

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

On December 13, 2019, the new Government issued Decree No. 34/2019, which doubles the amount of compensation for dismissal without just cause, initially governing a period of 180 days, which was later extended, as well as the extension of the prohibition of dismissals and suspension without just cause until December 31st, 2021. Currently the prohibition of dismissals has been repealed, however regarding aggravated compensation, under DNU 886/2021 published on 12/23/2021, has been extended until June 30th, 2022, with a scheme of different and decreasing percentages in 2-month tranches.

Argentine employers are also required to contribute for the following items: (a) Pension funds 20.70% (b) health insurance for employees 6% (c) occupational accident insurance 1.36%d for January to November 2021 and 1,74% since December 2021 on  %; and (d) Retirement fund insurance 2.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

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

Colombia

Our employees in Colombia are subject to Colombian labor laws and regulations. All employees have an indefinite term employment contract and the law determines a minimum monthly salary (MMS), which is increased annually by the government and used to calculate labor obligations. 48 hours are the maximum hours for a week. All employees are affiliated with the Social Security System (Health, Pension and Occupational Risks), a percentage is paid by the company and the other by the employee, the calculation depends on the salary. The law determines additional benefits called social benefits payable by the company: Holidays: 15 working days for each year worked; Premium corresponds to the payment of 15 days of salary per semester worked or fraction; Unemployment corresponds to the payment of 30 days of salary per year worked or fraction; Unemployment interest corresponds to 12% of severance pay; Employees who earn less than 2 MMS must be given 3 times a year clothing and footwear or equivalent in bonuses. Termination of employment relationship by the company without a justified reason, is coupled with compensation to the employee. Additionally, for every 20 employees, the company must hire an apprentice who will receive financial support from 1 MMS, and who will be employed for a period of 6 months. Currently the company doesn't have any unionized employee. For year 2022, Income Tax raises to 35%, as a result of tax reform approved by Colombia congress on 2021 (2021 income tax rate was 31%).

E.	SHARE OWNERSHIP

The following sets forth, as of April  15, 2022 the share ownership of our directors and executive officers listed in Item 6.A above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer (1)	Number of Ordinary Shares Beneficially Owned (2)		Percentage of beneficial ownership (3)
Izzy Sheratzky(4)	4,077,317		19.87
Professor Yehuda Kahane (5)	1,451,137		7.06
Zeev Koren	-		-
Efraim Sheratzky (6)	223,008		1.09
Yigal Shani (7)	229,052		1.12
Eyal Sheratzky	-		-
Nir Sheratzky	-		-
Gil Sheratzky	-		-
Yoav Kahane	-		-
Tal Sheratzky- Jaffa	2,403	*	0.0112	*
Israel Baron	-		-
Gidon Kotler	105	*	*
Ami Saranga	-		-
Eli Kamer	-		-
Guy Aharonov	-		-
Udi Mizrahi	-		-
Shahar Sheratzky	-		-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
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

(3)	Amounts in this column are based on 23,475,431 ordinary shares issued as of April 15, 2022, less 2,962,934 treasury shares held by us.

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

(6)
Shares beneficially owned include: (a) 3,956 shares directly owned by Efraim Sheratzky, (b) 25,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Efraim Sheratzky may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Yigal Shani, and (c) 206,552 shares owned by Moked Ituran, which Mr. Sheratzky may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Sheratzky may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G T.S.D. Holdings Ltd, the holder of 3.75% of Moked’s shares.

(7)
Shares beneficially owned include: (a) 10,000 shares directly owned by Yigal Shani, (b) 25,000 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,552 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G.N.S. Holdings, the holder of 3.75% of Moked’s shares.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of April 15, 2022, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)	4,075,952	19.87
All directors and executive officers as a group (2).	4,137,827	20.17
Vulcan Value Partners (3)	3,138,608	15.30
FMR LLC. (4)	1,540,997	7.51
Renaissance Technologies LLC. (5)	1,279,400	6.24
The Phoenix Holdings Ltd(6)	1,773,049	8.64
Ibex Investors LLC(7)	1,144,707	5.58
Treasury shares	2,962,934

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
(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC (“Vulcan”) on February 14, 2022. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company’s securities that are the subject of Form 13G.
(4) The information presented herein is based on Form 13G filed by FMR LLC. (“FMR”) on February   9, 2022. According to the information presented on such Form 13G, the shares are beneficially owned by members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by FMR on February 9, 2022.
(5) The information presented herein is based on Form 13G filed by Renaissance Technologies LLC. (“RTC”) Renaissance Technologies Holdings Corporation (“RTHC”) on February 11, 2022. According to the information presented on such Form 13G, the shares are beneficially owned by RTC, which is a Delaware limited liability company. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by RTC on February 11, 2022.
(6) The information presented herein is based on Form 13G filed by The Phoenix Holdings Ltd. (“The Phoenix”) on February 7, 2022. According to the information presented on such Form 13G, the shares are beneficially owned by The Phoneix Group. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by The Phoneix on February 7, 2022.
(7) The information presented herein is based on Form 13G filed by Ibex Investors LLC (“Ibex”) on January 27, 2022 and form 13GA filed on April 4, 2022. According to the information presented on such Form 13G, the shares are directly beneficially owned by Ibex Israel Fund LLLP, a Delaware limited liability partnership (the “Fund”), and Ibex is the investment manager of the Fund. For further information on the beneficial ownership please refer to Form 13G filed by Ibex on January 27, 2022.

As of December 2021, we had a total of approximately 3,670 shareholders (including the Depository Trust Company) of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.          RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, a director of the company and a shareholder of Moked, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked. During 2021 We paid an annual aggregate amount of NIS 1,469,000 or $455,000 , for our basic insurance policies and NIS 3,111,000 or $963,000 for our directors’ and officers’ insurance policy. During 2021 Tzivtit Insurance Agency was entitled to commissions in an aggregate amount of NIS 367,000 or $ 114,00 which is paid by the insurance company on account of these policies.

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

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $70,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from the fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amounts paid to A. Sheratzky according this new service agreement in 2019, 2020 and 2021 were approximately $ 2,136,000, $ 1,096,000 and $ 3,412,000 respectively (the numbers include 17% value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $ 54,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in 2019, 2020 and 2021 was approximately $ 1,707,000, $ 864,000 and $ 2,692,000 respectively (the numbers include value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $ 54,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in 2019, 2020 and 2021 was approximately, $ 1,707,000, $ 864,000 and $ 2,692,000 respectively (the numbers include value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $ 39,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months’ advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com’ and/or company’s secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2019, 2020 and 2021 according to this new service agreement, were approximately $ 1,051,000, $ 518,000 and $ 1,934,000 respectively (the numbers include value added tax).

Messrs Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky, due to the Covid-19 effect on the society in general and including the Company, based on their own initiative, agreed temporarily to decrease their base salary by 25% from April 2020, for an indefinite period. Such reduction was in effect until March 2021.

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

The terms of the Cash Incentives applicable to each of Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the “Executive Office Holders”), as set forth in their agreements referred to above (the“Agreements”), are as follows:

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

In 2021 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements.

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2021:
	In US$ thousands
Izzy Sheratzky	1,207	(83)	83	1,207
Eyal Sheratzky	975	(65)	65	975
Nir Sheratzky	975	(65)	65	975
Gil Sheratzky	696	(46)	46	696

For the full-service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.9-4.12(a) attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $ 4,000, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice. The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2019, 2020, 2021 were approximately, $ 62,000 , $ 64,000 and $ 69,000 respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In , 2019 , 2020 and 2021, Ituran, including its subsidiaries in Brazil, Argentina and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately,  NIS 51.6 Million (or $ 14.5 Million) , NIS 54.5 Million (or $ 15.8 Million) and NIS 64.6 Million (or $ 20.0 Million) respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Material Legal Proceedings

During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding, all for the period 2007-2012.Total amounts of approximately R$21.5 million (US$ 3.9 million). as of December 2021 including interest and penalties. The reason Anatel demand the payment of FUST and FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense against such claims. We are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 96 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. Hearing for first stage, i.e. whether claim will be approved as a class action are over and parties filed their summaries. On November 17, 2020, the court informed the parties that it decided to stall his decision whether to prove the class action, until The Supreme Court of Israel will render its decision in another case that involves a relevant issue. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 9,300). Such dismissal of a similar class action lawsuit may have a positive effect on the Company’s defense against the current lawsuit. Based on an opinion of our legal counsels, we have good defense arguments in respect of claims made by the plaintiff and that the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

10.B. – “Memorandum and Articles of Association” - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law”

Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B.	SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2021.

ITEM 9.	THE OFFER AND LISTING

A.	LISTING DETAILS AND MARKET PRICE INFORMATION

Our ordinary shares have been trading on Nasdaq under the symbol “ITRN” since September 2005.

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

Distribution Paid on the Ordinary Shares

As of November 16, 2009, our dividend policy provides for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year. On February 27, 2017, the board of directors approved a change in the dividend policy. This policy called for a dividend of $5 million, at minimum per quarter. this policy became effective starting from the dividends for the first quarter of 2017. During 2020 and due to the Covid-19 effects, such distribution was suspended. On March 3, 2021, we declared the renewal of the dividend distribution policy of at least $3 million a quarter. This new policy became effective starting from the first quarter of 2021.

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

As of December 31, 2021, only 2 of our Israeli subsidiaries is entitled to a “Preferred Company” status pursuant to the Investments Law.

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

As of December 31, 2021, 2 of our Israeli subsidiaries are entitled to a “Technological Preferred Enterprise” status pursuant to the Investments Law.

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

Commencing as of January 1, 2017, an individual whose taxable income during a tax year is in excess of NIS 640,000, will be liable for an additional 3% on the portion that is in excess of NIS 640,000 (as of January 1, 2022, the amount is 663,240 NIS).

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

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a “Substantial Shareholder” (as defined above) at any time during the 12-month period preceding such distribution. A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise will be generally subject to a withholding tax rate of 20%. An individual whose taxable income during a tax year is in excess of NIS 810,720, will be liable for an additional 2% on the portion that is in excess of NIS 810,720. from January 1, 2022 taxpayers having taxable income of NIS 663,240 will be subject to an additional tax payment at the rate of 3% on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid from income derived from Preferred Enterprises are subject to withholding at the rate of 20%. Any dividends distributed to foreign companies, as defined in the Investment law, derived from income from the Technological Preferred Enterprise will be subject to tax at a rate of 4%, provided foreign shareholders own in excess of 90% of the shareholding.

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

A distribution of dividend to non-Israeli resident from income attributed to a Preferred Enterprise will be generally subject to withholding tax rates of 20%, subject to a reduced rate under the provisions of any applicable double tax treaty and delivery of formal certificate for such tax rate to be deducted at source.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2019, 2020 and 2021, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2019, 2020 and 2021, we derived approximately 29.3%, 30.6% and 26.6% of our revenues in dollars and other currencies, 40.0%, 49.2% and 52.0% in NIS, 30.7% , 20.2% and 21.4% in Brazilian Reals. In fiscal years, 2019, 2020 and 2021, 33.4%, 29.0% and 30.9% of our expenses were incurred in dollars and other currencies, 42.5%, 50.6% and 52.3% in NIS and 24.1% , 20.4% and 16.8% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2021, accumulated other comprehensive income decreased by $ 2.9 Million. In the year 2020 accumulated other comprehensive income decreased by $12.9 Million and in the year 2019, accumulated other comprehensive income decreased by $4.1.

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

	Year Ended December 31,
	2019		2020		2021
	Actual	At 2018 exchange rates (1)	Actual	At 2019 exchange rates (1)	Actual	At 2020 exchange rates (1)
	(In US$ thousands)
Revenues	279,332	289,676	245,627	262,529	270,884	264,507
Gross profit	130,518	135,730	115,515	122,708	126,482	123,734
Operating income	22,654	25,419	27,831	31,229	54,615	53,595

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

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.A          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.            CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2021 have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2021 and such report is included elsewhere in this Form 20 -F.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

 (C) Attestation Report of the Registered Public Accounting Firm.

Fahn Kanne & Co.
Head Office
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32 Hamasger Street
Tel-Aviv 6721118,
Board of Directors and Stockholders	ISRAEL
PO Box 36172, 6136101
ITURAN LOCATION AND CONTROL LTD.
T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il
Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2021, and our report dated April 26, 2022, expressed an unqualified opinion on those financial statements.

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
April 26, 2022

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), has served as our independent auditors. On December 10, 2021 they have been re-elected by our shareholders to serve as our independent auditors for the year 2021, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2020 and 2021:

	2020	2021
	(in thousands, USD)
Audit Fees (1)	572	573
Tax Fees (2)	48	7
Total	620	580

(1)
The audit fees for the years ended December 31, 2020 and 2021 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements and statutory audits.

(2)	Consists of all tax related services.

Our audit committee has approved the above audit and non-audit services provided by Grant Thornton, during the years 2020 and 2021.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2020, the Company did not purchase any of its shares. In year 2019 we purchased through our wholly owned subsidiary 227,828 of our shares. In 2019 we announced a purchase plan under Rule 10b-5 and Rule 10b-18 to purchase our shares up to $ 25 million. Plan was terminated on December 31, 2019. Plan was publicly filed on July 1,2019.  On August 2, 2021, we renewed the agreement for the year 2021 and purchased an additional 279,720 of our shares. During the year 2021, we purchased through our only owned subsidiary under the Plan 228,725 shares and an additional 50,995 shares not through publicly announced plans.

Period	Total Number of Shares	Average Price Paid per Share	Total Proceeds	Maximum Approximate Value that May Yet to Be Purchased Under the Program
August 2021	15,000	26.23	394,485	18,607,714
September 2021	56,409	26.15	1,475,218	17,132,496
October 2021	59,428	26.38	1,567,434	15,565,062
November 2021	60,688	26.71	1,620,889	13,944,173
December 2021	88,195	25.21	2,223,215	11,720,958
Total 2021	279,720	26.03	7,281,241	11,720,958

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

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.            FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.            FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2 - F-4
Consolidated Balance Sheets	F-5 - F-6
Consolidated Statements of Income	F-7 - F-7
Statements of Comprehensive Income	F-8 - F-8
Statement of Changes in Equity	F-9 - F-10
Consolidated Statements of Cash Flows	F-11 - F-12
Notes to Consolidated Financial Statements	F-13 - F-48

ITEM 19.             EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company (7)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements

as of December 31, 2021

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements

as of December 31, 2021

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

(PCAOB ID 1375)

Consolidated Financial Statements:

=======================

=============

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101

T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 26, 2022 expressed an unqualified opinion.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Goodwill and intangible assets impairment analysis

As described further in Note 1N, Note 8 and Note 9 to the consolidated financial statement, the Company’s consolidated goodwill and intangible assets balances were US$39,999 and US$16,753 thousand, respectively, as of December 31, 2021. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Management determines the fair value of its reporting units using the income approach. Within the income approach, the method that was used is the discounted cash flow method with respect to the goodwill impairment analysis. Management started with a forecast of all the expected net cash flows associated with the reporting units, which includes the application of a terminal value, and then applied a discount rate to arrive at a net present value amount. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions (including COVID-19 impact estimates). With respect to the intangible asset's impairment analysis, management measures the recoverability of such assets to be held and used by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

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

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

Our audit procedures related to this matter included the following, among others. We tested the design and the operating effectiveness of controls relating to management’s goodwill and intangible assets impairment analysis, including controls over the valuation. We tested management’s process for determining the fair value estimate, which included evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management, including revenue growth rates, discount rate and terminal growth rate with respect to goodwill and future revenues and discount rate with respect to other intangible assets. Evaluating management’s assumptions related to revenue growth rates and terminal growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units, (ii) the consistency with external market and industry data, and (iii) the constituency of the assumptions used with evidence obtained in other areas of the audit. We also used professionals with specialized skill and knowledge to assist in the evaluation of management’s discounted cash flow model, and certain significant assumptions, including the discount rate.

FAHN KANNE & CO. GRANT THORNTON ISRAEL

Certified Public Accountants (Isr.)

We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel

April 26, 2022

Certified Public Accountants

Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2021	2020

Current assets
Cash and cash equivalents	50,306	72,183
Investment in marketable securities	4,405	6,663
Accounts receivable (net of allowance for doubtful accounts)	43,916	39,343
Other current assets (Note 2)	36,979	38,624
Inventories (Note 3)	27,128	22,622
	162,734	179,435
Long-term investments and other assets
Investments in affiliated companies (Note 4A)	885	908
Investments in other companies (Note 4B)	1,866	1,263
Other non-current assets (Note 5)	3,146	2,953
Deferred income taxes (Note 15)	11,091	11,360
Funds in respect of employee rights upon retirement	16,205	13,558
	33,193	30,042

Property and equipment, net (Note 6)	35,652	37,653

Operating lease right of use assets, net (Note 7)	4,690	5,548

Intangible assets, net (Note 8)	16,753	19,932

Goodwill (Note 9)	39,999	39,862

Total assets	293,021	312,472

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(in thousands, except share data)	2021	2020

Current liabilities
Credit from banking institutions (Note 10A)	18,257	20,388
Accounts payable	21,275	19,716
Deferred revenues	24,333	24,351
Obligation to purchase non-controlling interests (Notes 1Y)	-	10,595
Other current liabilities (Note 11)	40,767	37,677
	104,632	112,727

Long-term liabilities
Deferred income taxes (Note 15)	1,952	2,494
Loan from bank institution (Note 10B)	13,169	34,068
Liability for employee rights upon retirement	22,476	19,715
Deferred revenues	8,902	8,536
Operating lease liabilities, non-current	1,750	2,692
Other non-current liabilities	2,337	2,341
	50,586	69,846

Contingent liabilities (Note 12)

Equity:
Stockholders’ equity (Note 13)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2021 and 2020 – 60,000,000 shares
Issued and outstanding – December 31, 2021 and 2020 – 23,475,431 shares
Additional paid- in capital	78,334	78,304
Accumulated other comprehensive loss	(41,888)	(38,832)
Retained earnings	143,259	127,684
Treasury stock at cost – December 31, 2021 – 2,941,845 shares and December 31, 2020 – 2,662,125 shares.	(49,228)	(41,947)
Stockholders’ equity	132,460	127,192
Non-controlling interests	5,343	2,707
Total equity	137,803	129,899

Total liabilities and equity	293,021	312,472

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2021	2020	2019

Revenues:
Telematics services	189,649	182,944	204,728
Telematics products	81,235	62,683	74,604
	270,884	245,627	279,332

Cost of revenues:
Telematics services	84,783	81,365	90,158
Telematics products	59,619	48,747	58,656
	144,402	130,112	148,814

Gross profit	126,482	115,515	130,518
Research and development expenses	14,099	12,767	13,913
Selling and marketing expenses	11,906	11,014	12,778
General and administrative expenses	46,118	49,705	55,166
Impairment of goodwill (Note 9)	-	10,508	12,292
Impairment of intangible assets and other expenses (income), net (Note 8)	(256)	3,690	13,715
Operating income	54,615	27,831	22,654
Other expense, net	(109)	(272)	(26)
Financing income (expenses), net (Note 14)	(5,538)	1,480	576
Income before income tax	48,968	29,039	23,204
Income tax expenses (Note 15)	(11,854)	(10,856)	(12,234)
Share in losses of affiliated companies, net (Note 4A)	(102)	(842)	(3,203)
Net income for the year	37,012	17,341	7,767
Less: Net income attributable to non-controlling interest	(2,756)	(1,218)	(878)
Net income attributable to the Company	34,256	16,123	6,889

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	1.65	0.77	0.33

Basic and diluted weighted average number of shares outstanding	20,769	20,813	21,037

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019

Net income for the year	37,012	17,341	7,767

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(2,935)	(12,918)	(4,054)
Unrealized losses in respect of derivative financial instruments designated for cash flow hedge	-	-	(384)
Reclassification of net gains realized to net income	-	-	(399)
Other comprehensive loss, net of tax	(2,935)	(12,918)	(4,837)

Comprehensive income	34,077	4,423	2,930
Less: comprehensive income attributable to non-controlling interests	(2,877)	(1,267)	(1,302)
Comprehensive income attributable to the Company	31,200	3,156	1,628

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

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (cont.)

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid in capital	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2020	23,476	1,983	78,680	(25,865)	116,479	(41,947)	6,584	135,914
Changes during 2020:
Net income	-	-	-	-	16,123	-	1,218	17,341
Other comprehensive loss	-	-	-	(12,967)	-	-	49	(12,918)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,461)	(1,461)
Dividend paid	-	-	-	-	(4,918)	-	-	(4,918)
Dividend declared to non-controlling interests	-	-	-	-	-	-	(3,363)	(3,363)
Purchase of subsidiary shares from non-controlling interests	-	-	(430)	-	-	-	(320)	(750)
Stock-based compensation in a subsidiary company	-	-	54	-	-	-	-	54
Balance as of December 31, 2020	23,476	1,983	78,304	(38,832)	127,684	(41,947)	2,707	129,899
Changes during 2021:
Net income	-	-	-	-	34,256	-	2,756	37,012
Other comprehensive loss	-	-	-	(3,056)	-	-	121	(2,935)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(241)	(241)
Dividend paid	-	-	-	-	(15,809)	-	-	(15,809)
Dividend declared	-	-	-	-	(2,872)	-	-	(2,872)
Purchase of treasury shares (*)	-	-				(7,281)		(7,281)
Stock-based compensation in a subsidiary company	-	-	30	-	-	-	-	30
Balance as of December 31, 2021	23,476	1,983	78,334	(41,888)	143,259	(49,228)	5,343	137,803

(*) See Note 13A6

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019
Cash flows from operating activities
Net income for the year	37,012	17,341	7,767
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	18,096	18,831	22,843
Interest and exchange rate on long term credit	(47)	(266)	26
Loss (gains) in respect of trading marketable securities and other investments	2,387	(4,101)	241
Increase in liability for employee rights upon retirement	2,069	1,445	1,094
Share in losses of affiliated companies, net	102	842	3,203
Deferred income taxes	(443)	(2,158)	(2,246)
Capital loss (gain) on sale of property and equipment, net	(166)	199	112
Decrease (increase) in accounts receivable	(3,994)	4,496	10,704
Decrease in other current and non-current assets	1,047	3,064	2,021
Increase (decrease) in inventories	(3,841)	3,120	3,815
Increase (decrease) in accounts payable	1,776	(658)	(1,125)
Increase (decrease) in deferred revenues	318	(5,367)	(7,392)
Increase (decrease) in obligation to purchase non-controlling interests	967	(848)	(3,215)
Impairment of goodwill	-	10,508	12,292
Impairment of other intangible assets	-	3,661	13,862
Increase (decrease) in other current and non-current liabilities	507	9,959	(4,323)
Net cash provided by operating activities	55,790	60,068	59,679
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(2,097)	(1,148)	(1,191)
Capital expenditures	(16,626)	(10,234)	(18,310)
Investment in affiliated company	(136)	(90)	(55)
Investment in marketable securities	-	-	(1,102)
Investments in long - term deposit	(48)	(32)	(16)
Investments in other companies, net	(539)	(467)	(229)
Proceeds from sale of property and equipment	922	223	216
Sale of marketable securities	-	269	2,400
Net cash used in investment activities	(18,524)	(11,479)	(18,287)
Cash flows from financing activities
Repayment of long-term loan	(23,576)	(18,157)	(8,938)
Settlement of obligation to purchase non-controlling interests	(11,281)	-	-
Short term credit from banking institutions	(197)	1,186	(2,167)
Acquisition of company shares	(7,281)	-	(6,001)
Purchase of shares from non-controlling interests	-	(750)	-
Dividend paid	(15,809)	(9,967)	(19,848)
Dividend paid to non-controlling interests	(522)	(1,761)	(1,973)
Net cash used in financing activities	(58,666)	(29,449)	(38,927)
Effect of exchange rate changes on cash and cash equivalents	(477)	(921)	101
Net change in cash and cash equivalents	(21,877)	18,219	2,566
Balance of cash and cash equivalents at beginning of year	72,183	53,964	51,398
Balance of cash and cash equivalents at end of year	50,306	72,183	53,964

Supplementary information on investing and financing activities not involving cash flows:

In November 2021, the Company declared a dividend in an amount of US$3 million. The dividend was paid in January 2022.

In June 2020, an Israeli investee have completed public registration in Israel and its shares became equity investment with readily determinable fair value. As a result, the Company reclassified the above-mentioned investment (in the amount of approximately US$3.6 million) from investment in other companies (under long-term investments and other assets) to investment in marketable securities (under current assets).

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019

Interest paid	979	1,956	1,788

Income taxes paid, net of refunds	13,497	14,402	10,376

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

On September 13, 2018, the Company closed the acquisition of 81.3% of the shares of Road Track Holding S.L (Today called Ituran Spain Holdings) (“Road Track” or "Ituran Spain Holdings"), a telematics’ company operating primarily in the Latin American region.

On September 22, 2021 the Company purchased the remaining 18.7% of shares in Ituran Spain Holdings. This was in line with the original acquisition agreement with the former shareholders of this subsidiary.

2. Functional currency and translation to the reporting currency

The functional currency of the Company and its subsidiaries located in Israel (except those that are held through the subsidiary “Road track”) is the New Israeli Shekel (“NIS”), which is the local currency in which those entities operate. The functional currency of the foreign subsidiaries located in Brazil, Mexico and Colombia is the local currency in each country and the functional currency of the rest of the subsidiaries (including Argentinian subsidiaries that operates in highly inflationary economy) is the US Dollar. Regarding the Argentinian subsidiaries see below.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.General (cont.)

2. Functional currency and translation to the reporting currency (cont.)

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Brazilian Real
At December 31,

2021	3.110	5.5805	117.03 points
2020	3.215	5.1967	113.84 points
2019	3.456	4.0307	114.63 points

Increase (decrease) during the year:

2021	(3.27)%	7.39%	2.80%
2020	(6.97)%	28.93%	(0.69)%
2019	(7.79)%	4.02%	0.60%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average.

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

As of December 31, 2021, the impact of the outbreak of COVID-19 continues to unfold. As a result, some of the Company's estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company's estimates may change materially in future periods

B. Principles of consolidation

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

D. Marketable securities

The Company account for its investments in debt securities in accordance with ASC Topic 320-10, which is applicable to Debt Securities only, while equity securities are accounted for in accordance with ASC Topic 321-10, "Investments - Equity Securities" (“ASC Topic 321-10”).

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

Changes in fair value measurement of debt and equity securities for the years 2021, 2020 and 2019 amounted to gain (loss) of approximately (US$ 2,387), US$ 2,453 and (US$ 241) thousand, respectively.

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

Accounts receivable are written off against the allowance for uncollectible accounts when the Company determines amounts are no longer collectible

See also Note 21A.

The allowance in respect of accounts receivable at December 31, 2021 and 2020 was US$ 3,368,000 and US$ 4,111,000, respectively.

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

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g. budgets, business plans, financial statements, etc.). During 2021, 2020 and 2019, no impairment was identified with respect to such affiliated companies.

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

In June 2020, an Israeli investee have completed public registration in Israel and its shares became equity investment with readily determinable fair value. As a result, the Company remeasured the investment to its fair value and recorded gain in the amount of approximately $1.9 million in the consolidated statement of income under Financing income, net.

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

From time to time the Company carries out transactions involving foreign exchange derivative financial instruments mainly (forward exchange contracts) which are mostly designed to hedge the cash flows expected to be paid with respect to forecasted monthly purchases of inventory, denominated in currencies other than the functional currency of the Company. Such transactions were designated as hedging instruments on the date that the Company entered into such derivative contracts, and were determined to qualify as cash flow hedges under ASC Topic 815.

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

For all other derivative financial instruments that are not designated or qualify as hedging instruments for accounting purposes, the changes in fair value are recognized periodically in profit or loss, as incurred. As of December 31, 2021 and 2020 and during the years then ended, the company did not have material financial derivatives.

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

The Company elected to perform the goodwill annual impairment test for its operating units as follows:

A. An amount of approximately $35.8 million (as of December 31, 2021) relates to two different reporting units (resulted from the RT acquisition). The Company has historically performed an annual goodwill assessment as of June 30 of each year (including June 30, 2021) or more often if indicators of impairment are presented. During the fourth quarter of 2021, following the second closing of the RT acquisition the Company decided to change the date of its annual impairment assessment from June 30 to December 31. The change was made because the Company believe that the second closing provided an appropriate basis to the fair value of such reporting units.

B. An amount of approximately $4.2 million (as of December 31, 2021) relates to two different reporting units (resulted from past acquisitions) is tested on December 31 of each year, or more often if indicators of impairment are present.

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

With respect to goodwill impairment tests performed before the adoption of ASU 2017-04 (Which became effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019), when the Company decided or was required to perform the quantitative goodwill impairment test, the Company firstly was required to compare the fair value of the reporting unit to its carrying value ("step 1"). If the fair value of the reporting unit exceeded the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill was considered not to be impaired, and no further testing was required. If the carrying value was determined to exceed the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N. Goodwill and intangible assets (cont.)

1. (cont.)

Commencing the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment test), when the Company decides or is required to perform the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. In the performance of the quantitative analysis the Company applies assumptions that market participants would consider in determining the fair value of each reporting unit.

As of December 31, 2021, 2020 and 2019, the Company had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 2.0 million of goodwill, the Company performed a qualitative assessment as of December 31, 2021 and 2020, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 32.2 million of goodwill (as of December 31, 2021), the Company performed the annual impairment test, as of June 30, 2021 and reached to a conclusion that no impairment should be recorded at that point. The impairment test was perform using the income approach (quantitative test).

The Company has historically performed an annual goodwill assessment for such reporting unit as of June 30 of each year or more often if indicators of impairment are presented. Following the second closing of the RT acquisition, the Company decided to change the date of its annual impairment assessment from June 30 to December 31. Accordingly, the Company performed a qualitative assessment as of December 31, 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which (resulted from past acquisitions) with an allocated amount of approximately US$ 2.2 million of goodwill, the Company performed a qualitative assessment as of December 31, 2021 and 2020, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 3.6 million of goodwill (as of December 31, 2021), the Company performed the annual impairment test, as of June 30, 2021 and reached to a conclusion that no impairment should be recorded at that point. The impairment test was perform using the income approach (quantitative test).

The Company has historically performed an annual goodwill assessment for such reporting unit as of June 30 of each year or more often if indicators of impairment are presented. Following the second closing of the RT acquisition, the Company decided to change the date of its annual impairment assessment from June 30 to December 31. Accordingly, the Company performed a qualitative assessment as of December 31, 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.Goodwill and intangible assets (cont.)

2. Intangible assets with finite live are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As of December 31, 2021, the intangible assets are amortized as follows:

Years
Customer relationship	3
Technology services	5
Other	5

During 2021, the Company did not record any impairment. During 2020 and 2019, the Company recorded an intangible assets impairment loss in the amount of approximately US$3.7 million and US$13.9 million, respectively. The impairment was recorded in the consolidated statement of income under "Impairment of intangible assets and other expenses". See Note 8.

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

Severance payments for the abovementioned policies for the years ended December 31, 2021, 2020 and 2019, amounted to US$ 1,910 US$ 1,610 and US$ 1,557 thousand, respectively.

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

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”).

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

For each type of contract, at inception, the Company assesses the goods or service promised in a contract with a customer and identifies the performance obligations. With respect to contracts that are determined to have multiple performance obligations, such as contracts that combine product with services (mostly SVR services) and/or rights to use assets, the Company allocates the contract’s transaction price to each performance obligation using its best estimate of the relative standalone selling price of each distinct good or service in the contract. However, when applicable (see below), the company estimates the selling prices of certain services using the residual approach.

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

3. For arrangements that involve the delivery or performance of multiple products (mostly, AVL products), services (such as SVR services) and/or rights to use assets, the Company analyzes whether the goods or services that were promised to the customer are distinct. A good or service promised to a customer is considered ‘distinct’ if both of the following criteria are met: 1. The customer can benefit from the good or service, either on its own or together with other resources that are readily available to the customer; and, 2. The Company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. When the above criteria are met, the revenue recognition for the related products and/or services are recognized as described in 1 and 2 above, as applicable.

With respect to arrangement that are determined to have multiple performance obligations that are distinct, the Company allocates the contract’s transaction price to each performance obligation using the relative standalone selling price of each distinct good or service in the contract. However, in certain circumstances, the company estimates the selling prices of the SVR services (which are sold together with AVL products) using the residual approach. Under the residual approach, the standalone selling price of the SVR services is estimated by reference to the total transaction price less the sum of the observable standalone selling prices of all other goods or services promised in the contract. Such approach is used since the Company sells the same type of service in those jurisdictions to different customers (at or near the same time) for a broad range of amounts (thus, the stand-alone selling price is highly variable).

Revenues from SVR services subscription fees, right to use assets (AVL products installed in customers vehicles) and installation services, sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes, as a single performance obligation, since the installation services element was determined not to be ‘distinct’. Accordingly, the entire contract fee for the two deliverables was recognized over time, on a straight-line basis over the subscription period.

4. Amounts earned by certain Brazilian subsidiary for arranging a bundle transaction of SVR services subscription and installation services together with insurance services to be supplied by a third party insurance company, are recognized ratably on a straight-line basis over the subscription period (see 2 above), since the amount allocated to the Company (for the SVR services subscription, installation services and for arranging the transaction), is contingent upon the delivery of the SVR services. As the insurance company is acting as a principal with respect to the insurance component, the Company recognized only the net amounts as revenues, after deduction of amounts related to the insurance component.

5. Deferred revenues include unearned amounts received from customers (mostly for the provision of installation, future subscription services and extended warranty) but not yet recognized as revenues. Such deferred revenues are recognized as described in paragraph 2 above or paragraph 6 below, as applicable.

For the years ended December 31, 2021 and 2020 the Company recognized revenue of approximately US$ 24.4 million and US$ 29.1 million, respectively, that was included in the deferred revenue balance at the beginning of each reporting period.

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

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of such intangible assets based on the estimated future gross revenues from each product net of the estimated future costs of completing and disposing of that product (including the estimated costs of performing maintenance and customer support over the remaining economical useful life), cost of completion of products and cost of delivery to customers over its remaining economical useful life. During each of the years ended December 31, 2021 and 2020, no such unrecoverable amounts were identified.

T. Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2021, 2020 and 2019 amounted to US$ 8.0 million, US$ 8.1 million and US$ 9.5 million, respectively. Advertising expenses are presented among "selling and marketing expenses".

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

W. Contract costs and prepaid expenses

Direct installation expenses by certain Brazilian subsidiary were determined not to represent a separate performance obligation for revenue recognition purposes in accordance with the principles of ASC 606, as they were determined not to be considered ‘distinct’ (see Note 1Q above). The Company has determined that such installation expenses, and certain other commission and other direct expenses incurred by the company's subsidiaries, relate directly to obtaining or fulfilling contract with a specific subscriber, they generate or enhance the Company resources and are expected to be recovered.

In accordance with ASC 340-40, Other Assets and Deferred Costs: Contracts with Customers, such costs are capitalized and presented as "contract costs" within the balances "Other current assets" and "Other non-current assets", as applicable.

The contract costs are amortized over the estimated life of the related subscription arrangements by the straight-line method. Costs that do not meet the aforementioned criteria, are recognized immediately as expenses.

Prepaid expenses, consist mainly of amounts paid by certain Brazilian subsidiary to insurance companies as a prepaid insurance on behalf of its customers as part of bundle transactions of SVR services together with insurance services to be supplied by a third-party insurance company. Under such transactions, the customers are required accordingly to pay to the Brazilian subsidiary a monthly fee for all the bundled services (see Note 1Q regarding the revenue recognition of such bundle transactions). The insurance companies are obligated to refund any unearned insurance amounts to the Brazilian subsidiary in the event of termination of the transaction by the customers. The prepaid expenses are amortized over the contractual life of the insurance service with the insurance company (usually 12 months) by the straight-line method. The amortization is netted against the monthly receipts from customers for the bundled services.

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

Y. Obligation to purchase non-controlling interests

An obligation to acquire shares of a subsidiary held by Non-controlling interests at a stated future date, represents liability under ASC Topic 480. Upon initial recognition such liability was measured at fair value in accordance with ASC Topic 480-10-30-3 at the amount of cash that would be paid under the conditions specified in the contract if the shares were repurchased immediately and in subsequent periods at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date with any change in value from the previous reporting date recognized as interest cost. In addition, the Non-controlling interests subject to such obligation were not recognized and no earnings were allocated to them.

On September 22, 2021, the Company settled the obligation to purchase the remaining 18.7% of the shares of Ituran Spain Holdings for cash in the amount of $11.3 million. As a result, the balance of the obligation to purchase non-controlling interests was derecognized.

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

The Group determines if an arrangement is a lease at inception.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Z.Leases (cont.)

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

With the exception of short-term leases, Operating leases are included at the commencement date as a lease liability, which represent the group ‘s obligation to make lease payments arising from a lease, measured on a discounted basis. As the leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments. Concurrently, the Company recognizes a right-of-use asset ("ROU") at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease which represents the group’s right to use, or control the use of, a specified asset for the lease term. In subsequent periods the ROU asset is measured at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Further, the Company recognizes lease expenses on a straight-line basis over the lease term.

Lease liabilities are classified as current and non-current liabilities in the consolidated balance sheets. ROU assets are presented as non-current assets.

See also Note 7.

AA. Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation. Such reclassifications did not have any significant impact on the Company's equity, net income or cash flows.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

AB. Recently issued accounting pronouncements

Accounting Standards Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”)

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Topic 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill and allocating consolidated income taxes to separate financial statements of entities not subject to income tax. ASU 2019-12 is effective for annual and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted.

The Company adopted ASU 2019-12 in January 1, 2021. However, the adoption of ASU 2019-12 did not have a significant impact on the Company's consolidated financial statements.

NOTE 2 -      OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2021	2020
Prepaid expenses	20,858	22,996
Government institutions	6,687	6,247
Deferred contract costs	7,521	6,993
Advances to suppliers	1,116	1,286
Employees	309	287
Others	488	815
	36,979	38,624

NOTE 3 -      INVENTORIES

	US dollars
	December 31,
(in thousands)	2021	2020
Finished products	14,156	17,106
Raw materials	12,972	5,516
	27,128	22,622

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4 -      INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A. Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2021	2020
Bringg	500	700
Lumax	357	208
Cellutrack	28	-
	885	908

B. Investment in other companies

During the years 2020-2021, the Company made additional investments in two Israeli startups and in one new Israeli startup.

The total investments in such companies were US$ 0.6 and US$ 0.5 million during the years ended December 31,2021 and 2020, respectively.

In June 2020, an Israeli investee have completed public registration in Israel stock market and its shares became equity investment with readily determinable fair value. As a result, the Company reclassified the abovementioned investment (in the amount of approximately US$3.6 million) from investment in other companies (under long-term investments and other assets) to investment in marketable securities (under current assets)

NOTE 5 -      OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2021	2020

Deferred contract costs (*)	2,840	2,674
Deposits	306	279
	3,146	2,953

(*)	See Note 1W.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6 -      PROPERTY AND EQUIPMENT, NET

A. Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2021	2020
Cost:
Operating equipment (*)	43,751	47,647
Office furniture, equipment and computers	51,788	50,851
Land	1,728	1,819
Buildings	5,818	6,415
Vehicles	9,976	9,498
Leasehold improvements	9,750	9,515
	122,811	125,745
Less – accumulated depreciation (**)	(87,159)	(88,092)
Total property and equipment, net	35,652	37,653

(*)	As of December 31, 2021, and 2020, an amount of US$ 25.5 million and US$ 29.4 million is subject to operating lease transactions, respectively.

(**)	As of December 31, 2021, and 2020, an amount of US$ 13.5 million and US$ 17.0 million is subject to operating lease transactions, respectively.

B. During the years ended December 31, 2021, 2020 and 2019, depreciation expenses were US$ 12.3 million, US$ 12.9 million and US$ 15.0 million, respectively and additional equipment was purchased in an amount of US$ 13.7 million, US$ 7.2 million and US$ 11.3 million, respectively.

NOTE 7 -      LEASES

The Company have entered into several non-cancelable operating lease agreements for real estate (mainly offices, warehouse and base stations), vehicles and certain network equipment. In addition to rent, the leases may require payment of maintenance, insurance and other operating expenses. The Company's leases have original lease periods expiring between 2022 and 2030. Payments due under such lease contracts include primarily fixed payments. The Company does not assume renewals in the determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement (or become as such in future date). The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7 -      LEASES (cont.)

The components of lease costs, lease term and discount rate are as follows:

US dollars
(in thousands)	Year Ended December 31, 2021

Operating lease cost:
Office and warehouse space	1,781
Base stations	646
Vehicle	285
Others	22
2,734
Weighted Average Remaining Lease Term (years):
Office space	0.50
Base stations	4.11
Vehicle	1.89
Others	1.25

Weighted Average Discount Rate (%):
Office space	2.71
Base stations	3.71
vehicle	9.36
Others	7.49

Supplemental cash flow information related to operating leases was as follows:

US dollars
(in Million)	Year Ended December 31, 2021

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	2.7

The following is a schedule, by years, of maturities of operating lease liabilities as of December 31, 2021:

US dollars
December 31, 2021
Period:
2022	3,106
2023	773
2024	422
2025	346
2026	268
Thereafter	224
Total operating lease payments	5,139
Less: imputed interest	(449)
Present value of lease liabilities	4,690

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8 -      INTANGIBLE ASSETS, NET

	US dollars
	December 31, 2019	Year ended December 31, 2020				December 31, 2020
(in thousands)	Opening balance	Impairment (*)	Amortization (**)	Additions	Translation differences	Closing balance
Costumer relationship	9,107	(3,661)	(2,115)	-	-	3,331
Technology	13,776	-	(2,871)	2,992	243	14,140
Others	3,988	-	(896)	-	(631)	2,461
	26,871	(3,661)	(5,882)	2,992	(388)	19,932

	US dollars
	December 31, 2020	Year ended December 31, 2021				December 31, 2021
(in thousands)	Opening balance	Impairment	Amortization (**)	Additions	Translation differences	Closing balance
Costumer relationship	3,331	-	(1,486)	-	-	1,845
Technology	14,140	-	(3,573)	2,891	148	13,606
Others	2,461	-	(769)	62	(452)	1,302
	19,932	-	(5,828)	2,953	(304)	16,753

(*)

Due to the decline in the results of Road Track in the first half of 2020 and the expectation of management for further potential decrease in Road Track anticipated performance, the Company performed on June 30, 2020, an impairment analysis of the intangible assets which relate directly to the operation of Road Track. Based on such analysis the Company recorded an impairment charge further described below:

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

As a result of the above, the Company recorded, an impairment loss in an amount of US$ 3,661 thousand in 2020, with respect to Costumer relationship, that was recorded under "impairment of intangible assets and other expenses" in the consolidated statement of income. See also Note 1N.

(**)

As of December 31, 2021, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2022- US$ 6,226 thousand, 2023- US$ 4,792 thousand, 2024- US$ 3,604 thousand, 2025- US$ 2,007 thousand and 2026 – US$ 124 thousand.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9 -      GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2020 are as follows:

	US dollars
	Telematics services	Telematics products	Total
(in thousands)
Balance as of January 1, 2020	43,383	6,703	50,086
Changes during 2020:
Impairment (**)	(9,479)	(1,029)	(10,508)
Translation differences	248	36	284
Balance as of December 31, 2020 (*)	34,152	5,710	39,862
Changes during 2021:
Translation differences	63	74	137
Balance as of December 31, 2021 (*)	34,215	5,784	39,999

(*)	The accumulated amount of goodwill impairment loss as of December 31, 2021, and 2020 was US$ 29.89 million.

(**)

As a result of the circumstances described in note 9(*) the Company recorded on June 30, 2020, a goodwill impairment in the total amount of US$ 10.5 million in connection with two reporting units (both units related to Road track operations). One reporting unit within the Telematics services and the other reporting unit within the Telematics product's segments. The impairment was based on valuation performed by the management using the assistance of a third-party appraiser in accordance with the income approach. The significant assumptions used for the assessment were 3.5 years of projected net cash flows, a discount rate of 17.5% and a long-term growth rate of 0.5%.

The Company, with the assistance of a third-party appraiser, performed the annual goodwill impairment test, as of June 30, 2021 and reached to a conclusion that no impairment should be recorded at that point.

The Company has historically performed an annual goodwill assessment as of June 30 of each year or more often if indicators of impairment are presented. following the second closing of the RT acquisition, the Company decided to change the date of its annual impairment assessment from June 30 to December 31. Accordingly, the Company performed a qualitative assessment as of December 31, 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

NOTE 10 -      CREDIT FROM BANKING INSTITUTIONS

A. Short term loans:

	US dollars
	December 31,
(in thousands)	2021	2020

Short-term loans - linked to the Mexican Pezo	699	920
Current maturities of long-term loan (Note 10B)	17,558	19,468
	18,257	20,388

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10 -      CREDIT FROM BANKING INSTITUTIONS (cont.)

B. Long term loan:

In August 2018, the Company signed on Loan Agreement (the “Loan agreement”) with commercial Israeli bank (the “Bank”) under which the Company has received an amount of approximately 296 million NIS (US$81.7 million) (the “Loan”) from the bank for a period of 5-years that bears an annual interest rate of prime rate (as of December 31, 2021, the prime rate was 1.6%) + 0.53%. In December 2018 and March 2021, the Company repaid to the bank in an early repayments amounts of approximately 30 and 20 million NIS respectively (US$8.0 and US$6.0 million, respectively).

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

The company is required to maintain such covenants on a quarterly basis

Upon noncompliance with any of the above mentioned covenants, the bank shall have the right to demand immediate repayment of the remaining balance of the loan.

During 2020, 2021 and as of December 31, 2021, and 2020, the Company was in compliance with the Loan Covenants.

C. Maturity dates:

US dollars
(in thousands)	December 31, 2021

First year	18,257
Second year	13,169
31,426

D. Lines of credit:

Unutilized short-term lines of credit of the Group as of December 31, 2021, aggregated to US$ 0.9 million.

NOTE 11 -      OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2021	2020

Accrued expenses	14,967	16,000
Accrued payroll and related taxes	8,395	7,724
Government institutions	7,513	6,379
Accrued dividend	4,403	1,461
Operating lease liabilities, current	2,940	2,856
Others	2,549	3,257
	40,767	37,677

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12 -      CONTINGENT LIABILITIES

A. Claims

1. During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding all for the period 2007-2012.Total amounts of approximately R$21.7 million (US$ 3.9 million). as of December 2021, including interest and penalties. The reason Anatel demand the payment of FUST and FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense against such claims. We are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

2. On July 13, 2015 the company received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warranty service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately US$ 96 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. Hearing for first stage, i.e. whether claim will be approved as a class action are over and parties are filing their summaries. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately US$ 9,300). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on the opinion of the company's legal counsels, the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. if the company will not be successful in defending these claims, the company could be subject to significant costs, adversely affecting our results of operations.

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

C.Commitments

As of December 31, 2021, minimum future rentals under operating leases of buildings, vehicles and base station sites for periods were as follows: 2022 – US$ 2.6 million, 2023 – US$ 1.3 million, 2024 US$ 0.4 million, and hereafter– US$ 0.8 million.

The leasing fees expensed in each of the years ended December 31, 2021, 2020 and 2019, were US$ 2.7 million, US$ 3.2 million and US$ 4.1 million, respectively.

NOTE 13 -      STOCKHOLDERS’ EQUITY

A. Share capital:

1. Composition:

December 31, 2021 and 2020	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2. In September 2005, the Company registered its ordinary shares for trade in the United States.

3. The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

4. As of December 31, 2017, an amount of 2,507,314 ordinary shares representing 10.7% of the share capital of the Company were held by the Company as treasury shares.

As part of the Acquisition of Ituran Spain Holdings, the Company reissued, in September 2018, 373,489 ordinary shares to the previous shareholders of Road Track (as part of the consideration paid to the sellers), of which 300,472 were returned to the Company in April 2019 due to downward transaction price adjustment.

5. On May 21, 2019, the board of directors approved a share buyback program, which Ituran has commenced. Under which, the Company is able to repurchase Ituran shares in an amount up to $25 million by December 31, 2020.

6. During 2019, the Company's fully owned subsidiary had repurchased a total of 227,828 shares amounting to approximately $6.0 million. On July 21, 2021, the board of directors approved to continue the share buyback program that was approved on May 21, 2019 (total amount that was approved on May 21, 2019, was 25 million and the actual purchases until 2021 was only 6 million).

During 2021, the Company's fully owned subsidiary had repurchased a total of 228,725 shares amounting to approximately $6.0 million.

During 2021, the Company had repurchased a total of 50,995 shares amounting to approximately $1.3 million.

As of December 31, 2021, an amount of 2,941,845 ordinary shares representing 12.5% of the share capital of the Company is held by the Group as treasury shares.

7. Treasury stock have no voting rights.

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

5. On March 3, 2021, the board of directors unanimously approved the unfreeze of the dividend policy and approved the distribution of a cash dividend in the amount of $0.48 per share, totaling approximately US$10 million. The Company paid the dividend on April 6, 2021.

6. On March 3, 2021, the board of directors also approved a dividend policy of $3 million, per quarter.

7. During the years ended December 31, 2021, 2020 and 2019, the Company declared dividends in the amount of US$ 0.9, US$ 0.24 and US$ 0.95, per share, totaling US$ 19.0, 5.0 and 20.0 million, respectively (including fourth quarter dividend declared and paid on the following month of January).

NOTE 14 -      FINANCING INCOME (EXPENSES), NET

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019

Short-term interest expenses commissions and other	(1,367)	(895)	(944)
Gains (loss) in respect of marketable securities and other investments	(2,387)	4,375	(241)
Interest expenses in respect of long-term loans	(883)	(1,299)	(1,666)
Interest income in respect of deposits	538	302	500
Income (expenses) related to taxes positions	190	(501)	203
Exchange rate differences and others, net	(662)	(1,350)	(491)
Income (expenses) in respect of changes in obligation to purchase non-controlling interests (*)	(967)	848	3,215
	(5,538)	1,480	576

(*) See Note 1Y

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 -      INCOME TAX

A. Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019
Income taxes (tax benefit):
Current taxes:
In Israel	4,916	5,841	6,155
Outside Israel	6,954	4,341	7,674
	11,870	10,182	13,829
Deferred taxes:
In Israel	(300)	(553)	299
Outside Israel	(143)	(1,605)	(2,545)
	(443)	(2,158)	(2,246)
Taxes in respect of prior years:
In Israel	339	(*) 2,751	439
Outside Israel	88	81	212
	427	2,832	651
	11,854	10,856	12,234

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

2. As of December 31, 2021, one Israeli subsidiary (located in areas other than Development Zone A) is entitled to a "Preferred Company" status pursuant to the investment law and subject to 16% corporate tax rate.

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

2. As of December 31, 2021, two Israeli subsidiaries (located in areas other than Development Zone A). are entitled to a "Technological Preferred Enterprise" status pursuant to the investment (under the 2016 amendment) law and subject to 12% corporate tax rate. Income not eligible for Technological Preferred Enterprise is taxed at the regular corporate tax rate or at the preferred tax rate as mention in Note C2 above, as the case may be.

E. Israeli corporate tax rates

Taxable income of the Company and its Israeli subsidiaries (that are not entitled to special tax rates as described above) is subject to a corporate tax rate of 23% in 2019, 2020 and 2021.

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

H. Tax assessments

The Company and certain Israeli subsidiary have received final tax assessments through the 2018, One of the subsidiaries in Brazil has received final tax assessments through the 2015 tax year. The other subsidiaries have not yet been assessed since incorporation.

I. Carry forward foreign tax credits and tax losses

As of December 31, 2021, there is no losses carried forward that are likely to use in the near future.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 -      INCOME TAX (cont.)

J. The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019
Pretax income	48,968	29,039	23,204
Statutory tax rate	23%	23%	23%
Tax computed at the ordinary tax rate	11,263	6,679	5,337
Nondeductible expenses (income)	(282)	2,220	3,117
Losses and timing differences in respect of which no deferred taxes assets were recognized	446	423	297
Tax adjustment in respect of different tax rates	1,202	753	3,045
Taxes in respect of withholding at the source from royalties and dividends	-	-	725
Adjustment in respect of tax rate deriving from “approved enterprises”	(1,874)	(1,583)	(128)
Tax related to previous years	427	2,832	651
Others	672	(468)	(810)
	11,854	10,856	12,234

K. Summary of deferred taxes

Composition:

	US dollars
	December 31,
(in thousands)	2021	2020
Deferred taxes
Provision for vacation, recreation and bad debt	1,697	1,894
Provision for other employee related obligations	1,362	1,400
Provision for deferred revenues/expenses and other obligations	3,963	4,292
Other temporary differences, net	2,117	1,280
	9,139	8,866

	US dollars
	December 31,
(in thousands)	2021	2020

Deferred income taxes included in long-term investments and other assets	11,091	11,360
Deferred income taxes included in long-term liabilities	(1,952)	(2,494)
	9,139	8,866

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15 -      INCOME TAX (cont.)

L. Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019
The Company and its Israeli subsidiaries	39,594	38,469	27,045
Non-Israeli subsidiaries	9,374	(9,430)	(3,841)
	48,968	29,039	23,204

NOTE 16 -      EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2021, 2020 and 2019, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	34,256	16,123	6,889

	Number of shares
	Year ended December 31,
(in thousands)	2021	2020	2019
Weighted average number of shares used in the computation of basic and diluted earnings per share	20,769	20,813	21,037

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

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2021, US$ 455 thousand and US$ 963 thousand, respectively (In 2020 US$ 430 thousand and US$ 877 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 368 thousand (US$ 114 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies, (US$ 130 thousand and US$ 130 thousand in 2020 and 2019, respectively).

B.In accordance with an agreement with a related party (as amended), Prof. Yehuda Kahane, for financial consulting, the Company is required to pay the consultant monthly consulting fees of NIS 15,000 (US$ 4,800) a month, linked to the Israeli Consumer Price Index. The aggregate amount paid to Professor Kahane in each of the years 2021, 2020 and 2019 was approximately US$ 69,000, US$ 64,000 and US$ 62,000, respectively.

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

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide services as independent contractors, which shall be entitled to a monthly payment of NIS 225,000, 175,000, 175,000 and 125,000 respectively plus VAT (US$72,000, US$56,000, US$56,000 and US$40,000 respectively) linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On December 12, 2019 the Company's general meeting of shareholders has reapproved the compensation policy for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17 -      RELATED PARTIES (cont.)

C. (cont.)

In 2021 and 2020 Executive Offices Holders were entitled to Target based cash incentives at the maximum rate of (150%).

Due to the Covid-19 effects and based on their own initiative, the Company's executive Offices Holders agreed to temporarily decrease their base salary by 25% from April 2020, for an indefinite period until they will perceive that the effect of Covid -19 on Company’s business will be less significant. In April 2021, the temporarily decrease in their base salary reduction was canceled.

The Company's executive Offices Holders also agreed to temporarily delay the payment of their Target-based Cash Incentives for 2020, during the first quarter of 2021 the Company paid the executive Offices Holders the incentives for 2020 (additional amount of $3 million).

Herein below is attached table regards the aggregate amounts paid to Executive Offices Holders:

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019
Izzy Sheratzky	3,412	1,096	2,136
Eyal Sheratzky	2,692	864	1,707
Nir Sheratzky	2,692	864	1,707
Gil Sheratzky	1,934	518	1,051

NOTE 18 -      SEGMENT REPORTING

A. General information:

The operations of the Group are conducted through two different core activities: Location based services ("Telematics services") and Wireless communications products ("Telematics products"). These activities also represent the reportable segments of the Group.

The reportable segments are viewed and evaluated separately by the Company's Chief Operating Decision Maker (the Company's Co-Chief Executive Officers), since the marketing strategies, processes and expected long term financial performances of the segments are different.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18 -      SEGMENT REPORTING (cont.)

B. Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Year ended December 31, 2021
Revenues	189,649	81,235	270,884
Operating income	48,072	6,543	54,615
Assets	79,535	38,312	117,847
Goodwill	34,216	5,783	39,999
Expenditures for assets	9,057	1,053	10,110
Depreciation and amortization	11,411	2,142	13,553
Year ended December 31, 2020
Revenues	182,944	62,683	245,627
Operating income (loss)	28,666	(835)	27,831
Assets	89,939	22,425	112,364
Goodwill	34,152	5,710	39,862
Expenditures for assets	6,116	1,142	7,258
Depreciation and amortization	12,471	2,008	14,479
Impairment of goodwill	9,479	1,029	10,508
Impairment of intangible assets	1,869	1,792	3,661
Year ended December 31, 2019
Revenues	204,728	74,604	279,332
Operating income (loss)	26,092	(3,438)	22,654
Assets	118,361	28,114	146,475
Goodwill	43,383	6,703	50,086
Expenditures for assets	11,050	1,890	12,940
Depreciation and amortization	14,671	2,483	17,154
Impairment of goodwill	11,088	1,204	12,292
Impairment of intangible assets	10,914	2,948	13,862

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18 -      SEGMENT REPORTING (cont.)

D. Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2021	2020	2019

Total revenues of reportable segment and consolidated revenues	270,884	245,627	279,332

Operating income
Total operating income for reportable segments	54,615	27,831	22,654
Unallocated amounts:
Financing income, net	(5,538)	1,480	576
Other expense, net	(109)	(272)	(26)
Consolidated income before taxes on income	48,968	29,039	23,204

Assets
Total assets for reportable segments (*)	157,846	152,226	196,561
Other unallocated amounts:
Current assets	93,244	117,295	88,777
Investments in affiliated and other companies	2,751	2,171	4,926
Property and equipment, net	15,783	17,180	20,877
Other unallocated amounts	23,397	23,600	28,094
Consolidated total assets (at year end)	293,021	312,472	339,235

Other significant items
Total expenditures for assets of reportable segments	10,110	7,258	12,940
Unallocated amounts	6,516	2,976	5,359
Consolidated total expenditures for assets	16,626	10,234	18,299

Total depreciation, amortization and impairment for reportable segments	13,553	28,648	43,308
Unallocated amounts	4,543	4,352	5,689
Consolidated total depreciation, amortization and impairment	18,096	33,000	48,997

(*) Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18 -      SEGMENT REPORTING (cont.)

E. Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2021	2020	2019

Israel	140,569	120,515	110,102
Brazil	57,764	61,470	98,020
Others	72,551	63,642	71,210
Total	270,884	245,627	279,332

	Property and equipment, net
	December 31,
(in thousands)	2021	2020	2019

Israel	14,524	13,784	14,967
Brazil	13,617	14,462	21,218
Others	7,511	9,407	9,715
Total	35,652	37,653	45,900

- Revenues were attributed to countries based on customer location.

- Property and equipment were classified based on major geographic areas in which the Company operates.

F. Major customers

During 2019, the Company had one costumer (global world vehicles manufacturer) which represent 15.8% of the Company's total sales.

During 2020, and 2021 there were no sales exceeding 10% of total revenues to none of the Company customers.

G.Major product lines and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the years ended December 31, 2020 and 2021:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2020			Year ended December 31, 2021
	Telematics services	Telematics products	Total	Telematics services	Telematics products	Total
At a point of time	-	60,953	60,953	-	78,947	78,947
Over a period of time	182,944	1,730	184,674	189,649	2,288	191,937
	182,944	62,683	245,627	189,649	81,235	270,884

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18 -      SEGMENT REPORTING (cont.)

G.Major product lines and timing of revenue recognition (cont.)

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the year ended December 31, 2019:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2019
	Telematics services	Telematics products	Total
At a point of time	-	72,626	72,626
Over a period of time	204,728	1,978	206,706
	204,728	74,604	279,332

NOTE 19 -      FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A. Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and marketable securities.

Most of the Group’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2021 and 2020, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

However, during the years ended December 31, 2021, and 2020 such activity was limited.

B. Foreign exchange risk management

The Group operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency of each of the entities of the Group.

During 2017 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency of the purchasing entity, will be affected by changes in exchange rates. Such transactions were settled during the years 2017, 2018 and 2019.

During the years 2021 and 2020 the company did not have hedging activity, and as of December 31, 2021, and 2020 there were no material forward exchange contracts outstanding.

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

The Company measured cash and cash equivalents, marketable securities and derivative financial instruments at fair value. Such financial instruments are measured at fair value, on a recurring basis. The measurement of cash and cash equivalents and marketable derivatives are classified within Level 1. The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates, based on the prevailing currency prices and the relevant interest rates. Such measurement is classified within Level 2. However, as of December 31, 2021 and 2020, the company did not have material financial derivatives.

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

The fair value of the Company's obligation to purchase non-controlling interests was based on the amount of cash that would be paid to settle the liability if settlement occurred at the balance sheet date. On September 22, 2021, the Company settled the obligation to purchase the remaining 18.7% of the shares of Ituran Spain Holdings for cash in the amount of $11.3 million. As a result, the balance of the obligation to purchase non-controlling interests was derecognized. See Note 1Y.

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2021 and 2020:

	December 31, 2021
(in thousands)	Level 1	Level 2	Level 3

Trading securities	4,405	-	-
Total	4,405	-	-

	December 31, 2020
(in thousands)	Level 1	Level 2	Level 3

Trading securities	6,663	-	-
Total	6,663	-	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD.

(Registrant)

By: /s/ Eyal Sheratzky	/s/ Nir Sheratzky
Eyal Sheratzky	Nir Sheratzky
Co-Chief Executive Officers

Dated: April 26, 2022