Form 20-F
period 2022-12-31
Ituran Location & Control Ltd.
filed 2023-04-19
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Guy Aharonov, General Counsel, 3 Hashikma street, Azour, 5800182 Israel, Tel: 972-3-5571314, Facsimile: 972-3-5571327

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.331/3 per share	ITRN	Nasdaq Global Select Market

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

20,108,497

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes         ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes         ☒ No

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes         ☐ No

TABLE OF CONTENTS

USE OF CERTAIN TERMS		iv
FORWARD LOOKING STATEMENTS		iv
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	SELECTED FINANCIAL DATA	1
B.	CAPITALIZATION AND INDEBTEDNESS	3
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
D.	RISK FACTORS	3
ITEM 4.	INFORMATION ON THE COMPANY	12
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	12
B.	BUSINESS OVERVIEW	13
C.	ORGANIZATIONAL STRUCTURE	24
D.	PROPERTY, PLANTS AND EQUIPMENT	24
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	26
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.	OPERATING RESULTS	26
B.	LIQUIDITY AND CAPITAL RESOURCES	37
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	40
D.	TREND INFORMATION	40
E.	OFF-BALANCE SHEET ARRANGEMENTS	41
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	41
G.	SAFE HARBOR	41
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
A.	DIRECTORS AND SENIOR MANAGEMENT	41
B.	COMPENSATION	45
C.	BOARD PRACTICES	48
D.	EMPLOYEES	52
E.	SHARE OWNERSHIP	54

i

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	55
A.	MAJOR SHAREHOLDERS	55
B.	RELATED PARTY TRANSACTIONS	57
C.	INTERESTS OF EXPERTS AND COUNSEL	61
ITEM 8.	FINANCIAL INFORMATION	61
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	61
B.	SIGNIFICANT CHANGES	62
ITEM 9.	THE OFFER AND LISTING	62
A.	OFFER AND LISTING DETAILS	62
B.	PLAN OF DISTRIBUTION	63
C.	MARKETS	63
D.	SELLING SHAREHOLDERS	63
E.	DILUTION	63
F.	EXPENSES OF THE ISSUE	63
ITEM 10.	ADDITIONAL INFORMATION	63
A.	SHARE CAPITAL	63
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	63
C.	MATERIAL CONTRACTS	70
D.	EXCHANGE CONTROLS	70
E.	TAXATION	71
F.	DIVIDENDS AND PAYING AGENTS	78
G.	STATEMENT BY EXPERTS	78
H.	DOCUMENTS ON DISPLAY	78
I.	SUBSIDIARY INFORMATION	78
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	78
ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES	79
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	79
ITEM 14A.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	79

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

Our selected consolidated statements of income data for the years ended December 31, 2020, 2021 and 2022 and our selected consolidated balance sheet data as of December 31, 2021 and 2022 have been derived from our consolidated financial statements included elsewhere in this report. The selected consolidated statements of income data for each of the years ended December 31, 2018 and 2019, and the selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020, are derived from our audited consolidated financial statements not included in this report.

Selected Financial Data Under U.S. GAAP:

Consolidated Statements of Income Data

	Year Ended December 31,
	2022	2021	2020	2019	2018
	In USD
	In thousands, except per share amounts
Revenues:
Telematics services	209,558	189,649	182,944	204,728	181,357
Telematics products	83,514	81,235	62,683	74,604	71,978
Total Revenues	293,072	270,884	245,627	279,332	253,335
Cost of Revenues:
Telematics services	90,129	83,427	80,339	89,167	69,347
Telematics products	65,381	59,619	48,747	58,656	55,678
Total cost of revenues	155,510	143,046	129,086	147,823	125,025

Gross profit	137,562	127,838	116,541	131,509	128,310

Research and development expenses	16,848	14,099	12,767	13,913	6,223
Selling and marketing expenses	13,327	13,262	12,040	13,769	12,322
General and administrative expenses	48,705	46,118	49,705	55,166	47,693
Impairment of goodwill		-	10,508	12,292	-
Impairment of intangible assets and other expenses (income) net	(92)	(256)	3,690	13,715	(306)
Operating Income	58,774	54,615	27,831	22,654	62,378

Other income (expenses), net	-	(109)	(272)	(26)	13,138
Financing income (expenses), net	(5,944)	(5,538)	1,480	576	717
Income before income tax	52,830	48,968	29,039	23,204	76,233

Income tax	(12,745)	(11,854)	(10,856)	(12,234)	(17,273)
Share in gains (losses) of affiliated companies, net	(585)	(102)	(842)	(3,203)	4,219
Net income for the year	39,500	37,012	17,341	7,767	63,179

Less: net income attributable to non-controlling interest	(2,397)	(2,756)	(1,218)	(878)	(2,504)
Net income attributable to Company stockholders	37,103	34,256	16,123	6,889	60,675

Earnings per share
Basic	1.82	1,65	0.77	0.33	2.88
Diluted	1.82	1,65	0.77	0.33	2.88
Weighted average number of shares outstanding
Basic	20,418	20,769	20,813	21,037	21,077
Diluted	20,418	20,769	20,813	21,037	21,077

Consolidated Balance Sheets Data:

	Year Ended December 31,
	2022	2021	2020	2019	2018
	In USD
	In thousands, except per share amounts

Cash & Cash Equivalent; and investment in trading marketable securities	28,166	54,711	78,846	54,322	53,295
Working Capital	57,680	58,102	66,708	73,085	84,214
Total Assets	290,927	293,021	312,472	339,235	373,792
Total Liabilities	138,068	155,218	182,573	203,321	213,592
Retained Earnings	168,963	143,259	127,684	116,479	129,580
Stockholders’ Equity	145,797	132,460	127,192	129,330	153,693
Dividend declared per share	0.56	0.90	0.24	0.95	0.95

Other Data:

	Year Ended December 31,
	2022	2021	2020	2019	2019
Subscribers of telematics services (1)	2,066,000	1,881,000	1,768,000	1,781,000	1,770,000
Average monthly churn rate	2.6%	3%	3%	3.3%	2.8%

(1)	Number of subscribers are rounded to the nearest thousand.

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

Revenues from our stolen vehicle recovery services, which we refer to as SVR services, (“SVR”) and automatic vehicle location (“AVL”) products, which we refer to as telematics products, are primarily dependent on our relationships with insurance companies and car manufactures in Israel. Insurance companies drive demand for our SVR services and telematics products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. In certain subsidiaries in Brazil and Argentina, insurance companies enter into written agreements to subscribe to our services and purchase or lease our products directly. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential. In some of the territories in which we operate, we have business relation with car manufacturers. Our inability to maintain our existing relationships or establish new relationships with car manufacturers companies could adversely affect our revenues and growth potential.

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

Cancellation of use of Generation 2.0 in Israel

The Israeli Ministry of Telecommunications has decided that from 2026 Generation 2.0 used by customers of Ituran in Israel will not be in operation. This is a general decision which applies to us too.In case such decision is not abolished or postponed, then we shall need to cooperate with another Israeli cellular company. Such cooperation may  cost us up to 4 Million USD per annum during the 3-5 years to follow.

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

Inflation and shortage of semiconductor supplies

In periods of shortages impacting the semiconductor industry during year 2022, we have placed and may continue to place non-cancellable inventory orders in advance of our historical lead times, and pay premiums and/or provide deposits to secure future supply and capacity. For example, while we previously placed orders with approximately six months’ lead time, we have begun placing orders at least twelve months in advance. Our inventory and purchase commitments reflect our demand expectations for our future quarters and long-term supply and capacity needs. However, we may not be able to accurately predict when such periods of shortage will end, nor do we know whether those inventory orders accurately address our current and future demand needs. These actions increased some of our product costs .If this shortage will sustain we may suffer same economic extra costs in the future.

During the year 2022, we have encountered growing inflation rates and growing interest rates in the main territories where we operate. This has caused additional costs to our financing and operations. This environment has a potential negative impact on our results,  as long as it sustains.

Regional or Global Health Pandemic

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

On July 13, 2015, we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, unlawfully abused its power as a monopoly and discriminated between its customers. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 85.2 million). Based on an opinion of its legal counsels, the Company believes that the lawsuit lacks substantiation, and that the Company has good defence arguments in respect of claims made by the plaintiff and that the chances that the suit will not be approved as a class action lawsuit are more likely than not. While we cannot predict the outcome of this case, if we are not successful in defending our claim, we could be subject to significant costs, adversely affecting our results of operations.

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

The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 98 base sites that provide complete communications coverage in Israel. Similarly, we have communications coverage in Sao Paulo (121 sites), Rio (6 sites), Brazil and Buenos Aires, Argentina (37 sites). The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

Currently most of our base sites in Israel and Brazil and some of our base sites in Argentina operate without local building permits or the equivalent. Although relevant authorities in Israel, Brazil and Argentina have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli authorities have begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites or the imposition of limitation on the building of new base stations. Should these enforcement measures be imposed upon us in Israel, Brazil or Argentina, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected. In Israel we are in process of achieving compliance with the regulation of our base stations, such process can take several years.

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

Our headquarters are located in Israel and most our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbours. During the recent years Israel was engaged in an armed conflicts with a militant group and political party who controls the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, there are number of countries, primarily in the Middle East, that still restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse effect on our ability to grow our business and our results of operations.

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. This has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, due to potential reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments occur, they may have an adverse effect on our business, our results of operations, or our ability to raise additional funds.

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

We have been declared a monopoly under the Israeli Economy competition Law (formerly known as Restrictive Trade Practices Law, 1988) (the “Israeli Antitrust Law”), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority (under its new name - Competition Authority) may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behaviour. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli Competition authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 100 million (approximately US$28.4 million, according to the USD-NIS exchange rate, as of December 31, 2022) or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

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

Provisions of Israeli corporate and tax law may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such transaction are favourable to us and our shareholders.

We may be subject to Israeli corporate law which regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. In addition, our articles of association contain, among other things, provisions that may make it more difficult to acquire our company, such as classified board provisions and certain restrictions on the members of our board pursuant to regulatory requirements of the Israeli Ministry of Communication. Furthermore, Israeli tax considerations may make potential transaction structures involving the acquisition of our company unappealing to us or to some of our shareholders. See Item 10.B. – “Memorandum and Articles of Association” - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law” and Item 10.E. – “Taxation” under the caption “Israeli Tax Considerations” for additional discussion of some anti-takeover effects of Israeli law. These provisions of Israeli law and our articles of association may delay, prevent or otherwise encumber a merger with, or an acquisition of, our company or any of our assets, which could have the effect of delaying or preventing a change in control of our company, even when the terms of such a transaction could be favourable to our shareholders.

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

Moked Ituran Ltd. currently beneficially owns approximately 20.27% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling an interest in our company to a third party. In addition, our articles of association provide for a staggered board which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management.

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

Our History

Our legal name is Ituran Location and Control Ltd. and we were incorporated under the laws of the State of Israel on February 1994 as a subsidiary of Tadiran Ltd., an Israeli-based designer and manufacturer of telecommunications equipment, software and defence electronic systems, whose original business purpose was to adapt military-grade technologies for the civilian market.

We are mainly engaged in the area of Telematics services, consisting of stolen vehicle recovery, fleet management services, connected cars, UBI, and other tracking services. We also provide telematics products used in connection with our Telematics services and various other applications. We currently primarily provide our services as well as sell and lease our products in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, Canada and the United States .(and fleet management in other countries through distributors ).

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

During the period of the years 2018-2021 we closed in two steps, the acquisition of whole  of the shares of Road Track Holding S.L, (following transaction name was changed to Ituran Spain Holdings S.L) a telematics company operating primarily in the Latin American region ("RTH Transaction"). The total cost of the RTH transaction was 103 Million USD – combination of shares and cash.

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

Principal Capital Expenditures

We had capital expenditures of $26.5 million in 2022, $ 16.6 million in 2021 and $ 10.2 million in 2020. We have financed our capital expenditures with cash generated from our operations.

Our capital expenditures in ,2022, 2021, and 2020 consisted primarily of acquisition of operational equipment for $ 16.7 $  million, 7.0 million, and $3.9 million, respectively.

B.	BUSINESS OVERVIEW

Overview

We believe we are a leading provider of telematics services, consisting predominantly of stolen vehicle recovery, fleet management services and other tracking services as well as connected car and UBI (usage base insurance). We also provide telematics products used in connection with our telematics services. We currently primarily provide our services and sell and lease our products in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, United States, Canada and other regions through our distributers. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defence Forces in order to locate downed pilots.

We generate our revenues from subscription fees paid for our telematics services and from the sale and lease of our telematics products.

We describe below the principal markets in which we compete. For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, please see Item 5.A - Operating Results under the caption “Revenues”.

Telematics Services

In 2022,71.5% of our revenues were attributable to our telematics services. As of December 31, 2022, we provided our services in Israel, Brazil, and other countries to approximately, 738,000, 558,000, and 770,000 subscribers, respectively.

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

Fleet management services

Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2022, we provided our services to approximately504,000 end-users through corporate customers in countries where we operate directly and through 24,000 distributers.

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

"Connected Car"- The service platform includes a back office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app and additional related operational, and marketing services, as well as information analysis. "Connected Car" is operating in Israel, Brazil, Colombia, Mexico, Argentina and Ecuador.

“Usage Based Insurance” (UBI) – we have developed a unique product (hardware and software) that measure and analyse the driving behaviour in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy. The UBI has already been implemented and marketed by the majority of the insurance companies in Israel.

“Auto Financing” - A strong second-hand car market in many of our geographies in Latin America, and new fintech start-ups as well as the banks enter this segment to provide the financing in this market. However, they need a provider of location-based and connected-car technology, such as Ituran, to monitor the car location and driver’s behaviour and thereby to decrease the risk of the loan pledged against the car.

Telematics Products

In 2022, 28.5% of our revenues were attributable to the sale of our telematics products. Our telematics products employ short - and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as telematics products.

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

Our solutions allow our subscribers to effectively manage and control their fleet, and thereby to reduce their operating costs, optimize work hours and appointment scheduling and improve their services and operations. Our system includes the following features:

•	the ability to locate the fleet’s vehicles;

•	continuous data communication with the fleet’s vehicles;

•	real-time vehicle status indicators: speed, distance driven, direction of travel, driver name, motion start/stop, engine start/stop, speeding, diagnostic alerts, driver behaviour and more;

•	recording of determined events and analysis of data over time to improve driving and vehicle use;

•	remote monitoring and processing of data, such as temperature control in refrigerated or chilled compartments, time stamp, tire pressure and heat and other complementary data;

•	connection to standard organization systems;

•	accident notification;

•	task management optimization.

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

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual;

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel	SVR, Fleet Management, Value-added services, including: Connected Car, UBI	Telematics Products

Brazil	SVR, Fleet Management, Value-added services, including: Connected Car,	Telematics Products

Mexico, Ecuador, Colombia	SVR, Fleet Management, Value-added services, including: Connected Car	Telematics Products

United States	SVR, Fleet Management, Value-added services, including: Asset protection to Auto Lenders	Telematics Products

Argentina	SVR, Fleet Management, Value-added services, including: Connected Car	Telematics Products

In each of the above countries we maintain a control center, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our telematics services in the countries in which we operate (including through RTH subsidiaries):

■
Israel: We commenced operations in Israel in 1995 and we had approximately 738,000 subscribers as of December 31, 2022. The operations in Israel were expended through M& A transactions with local companies (following the RTH Transaction) as well as organic growth. We operate throughout Israel in providing services through GPS/GPRS and RF based products and services.

◾
Brazil: We commenced operations in Brazil in 2000 and we had approximately 558,000 subscribers as of December 31, 2022. The operations were expended through organic growth. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro. However, we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002. We currently provide to our current customers (not for new installations) RF based products and services only in the metropolitan area of Buenos Aires. However, we also operate throughout Argentina in providing GPS/GPRS based products and services.

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

In all of the abovementioned countries (except of Israel and Brazil), and others, we had approximately 770,000 subscribers as of December 31, 2022.

Customers, Marketing and Sales

We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. In 2020 ,2021 and 2022 no single customer or group of related customers comprised more than 10% of our total annual revenues.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2022, our selling and marketing team consisted of 92 employees.

(A) Telematics services

Stolen vehicle recovery

Our customers in the SVR market include insurance companies, car manufactures and individual vehicle owners. As of December 31, 2022, majority of our subscribers use SVR services.

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

Most of our sales in the United States are made through car dealerships and dealers for new or used cars and cooperative sales channels. In Mexico, Colombia and Ecuador we focus our marketing efforts on dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners), private subscribers and car manufactures.

Fleet management

Vehicle fleet management systems are primarily marketed through vehicle fleets’ departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2022, we provided our services to approximately end users through504,000 corporate customers and individuals in Israel, Brazil, Argentina, United States, Mexico, Colombia, Ecuador and through distributers in other regions.

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

“Usage Based Insurance (UBI)" – we have developed a unique product (hardware and software) that measure and analyze the driving behavior in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy. The UBI has already been implemented and marketed by the majority of the insurance companies in Israel, and we intend to accelerate its marketing and work with additional insurance companies in year 2022.

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

Stolen vehicle recovery

◾	Israel. Our primary competitors in Israel are Pointer and Skylock Ltd.

◾
Brazil. Brazil is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Brazil are Sascar, Zatix, CEABS, Car Systems, Sat-Company, 3S.

◾
Argentina. Argentina is a highly fragmented market with many companies selling competing products and services (including immobilizers and other less-sophisticated vehicle security systems). Our main competitors in Argentina are LoJack Corporation, Pointer Argentina S.A., Prosegur S.A. and Megatrans S.A.

◾
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

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors are:

•	Israel: Pointer Telocation, ISR, Traffilog and Skylock;

•	United States: GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime, Verizon, AT&T, Geotab, Fleet-Complete,Sprint, Zubie, and Spireon;

•	Brazil: Sascar, Zatix, CEABS, 3S and GolSat;

•	Argentina: LoJack Corporation, Megatrans SA., Sitrac S.A., American Tracer, Ubicar S.A.,Sky Cop. and YPF S.A;

•	Mexico: LoJack Corporation, Encotrack, Easytrack, Geotab and Tracker;

•	Ecuador: Hunter (LoJack Corporation), Tracklink, Carsync and Sherlock;

•	Colombia: Satrack, Detector and Prosegur.

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

 GPS receivers require line of sight to at least three satellites, which reduces their effectiveness in areas where the satellite signals are subject to interference and “noise” (such as urban areas, buildings or parking garages, forests and other enclosed or underground spaces). GPS and network-based cellular systems are also prone to jamming since the tracking signal receivers are located in the vehicle and can be easily tampered with. In addition, the satellites utilized by GPS devices are managed by the United States Department of Defence and can be subject to forced temporary outages. The main disadvantage of homing systems is that they provide only the general direction and not the precise location of the end-unit. In addition, homing systems require that the vehicle be reported stolen before the tracking signal can be activated, which may result in a delay between vehicle theft and recovery.

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

Manufacturing Operations and Suppliers

Our telematics products are manufactured and assembled by a limited number of manufacturers in Israel (including our subsidiary E.R.M) and in China. We engage with our manufacturers on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients. Other than our dependency on manufacturing suppliers, as described in Item 3D.  -“Risk Factors” above, we do not depend on a single manufacturer for the production of our products. Our quality assurance and testing operations are performed by our manufacturers at their facilities, while using our quality assurance and testing equipment and in accordance with the test procedures designated by us. We monitor quality with respect to key stages of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing, packaging and shipping. We are ISO 9001 certified. Some of our products are within the highest car manufacture automotive standard. We believe that our quality assurance procedures have been instrumental in achieving the high degree of reliability of our products. Due to the recent shortage of several components, prices of several components accelerated.

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

In addition, we also have an “environmental policy”. This policy sets goals in terms of preserving the environment, raising employee's awareness and developing and promotion products that will help our customers to save fuel and as a result to reduce waste, air pollution and gas emissions greenhouse. We also adopted a “Code of conduct of Ituran's Suppliers and Agents” which sets high standards in choosing our suppliers, In terms of business honestly, ethically and quality drive. Our environmental policy and the Code of conduct of Ituran's Suppliers and Agents our both published in our website at https://www.ituran.com/ ..

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

Our frequency license in Israel was renewed for a term of five (5) years until January 31, 2023. Following new regulations since October 2022, there is no need any more for the extension of our frequency license, and registration with a specific registrar is sufficient. Our frequency licenses in Brazil will expire in 2034. Except in Brazil, we have options to extend all of our frequency licenses for periods ranging from three- to ten-years. A renewal application in Brazil will be submitted 6 months before the frequency license expiration date, to provide us a new license for a period of ten (10) years. In Argentina, on July 15, 1999, the SECOM (Secretary of Communication dependent of Economy Ministry) granted us a license to provide services in a Secondary Band. On December 2015, SECOM was converted into the Modernization Ministry, with ENACOM (National Communication Entity) which is a decentralized entity that works within the scope of the Modernization Ministry.

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

In Israel the required permits and approvals for the erection of the base sites include:

◾	erection and operating permits from the Israeli Ministry of the Environment;

◾	permits from the Israeli Civil Aviation Authority, in certain cases;

◾	permits from the Israeli Defense Forces;

◾	approval from Israel’s Land Administration and/or from Civil Administration in the Territories, which usually also involves payment for the land use rights; and

◾	building permits from local or regional zoning authorities in Israel and Brazil.

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

We are not in compliance with all relevant laws and regulations in connection with the erection of antennas; some of them in the past were demolished by Municipalities. As of the date hereof, most of our base sites operating without local Municipality permits, possible sanctions could include fines and even the closure of those sites. In Argentina authorities enforce permit requirements and impose penalties for non-compliance with such requirements. Obtaining such required permits may involve additional fees as well as payments to Municipality Authority.

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

Other Investments

As part of our ongoing business we are engaged and encountered by many potential investments which may have correlation to our core business. The following are the main investments we have consummated during last seven years.

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

On June 2020 SaverOne have consummated public registration on the Israeli Stock Market (“TASE”) and thus its shares became equity investment with readily determinable fair value. We now hold approximately 3.2% of SaverOne’s share capital.

As of December 31, 2022, the fair value of our investment in SaverOne is approximately US$0.2  million.

in June 2022, SaverOne filed with the SEC for an IPO, and as of today, shares are also traded on Nasdaq Capital Market (Symbol: SVRE).

C.          ORGANIZATIONAL STRUCTURE

In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with its operations from Tadiran and Tadiran Public Offerings Ltd. In September 2018, we acquired a majority of the shares of Road Track, a telematics company operating primarily in the Latin American region.

List of Significant Subsidiaries

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc	USA	100%
Ituran USA Inc	USA	85.80%
Ituran de Argentina S.A	Argentina	100%
Ituran Sistemas de Monitoramento Ltda	Brazil	98.75%
Ituran Instalacoes Ltda	Brazil	98.75%
Teleran Holding Ltda	Brazil	99.99%
Ituran servicos Ltda	Brazil	98.75%
E.R.M. Electronic Systems Limited	Israel	49.5%[1]
Mapa Mapping & Publishing Ltd	Israel	100%
Ituran Spain Holding S.L	Spain	100%
Ituran Road Track Monitaramento de Veiculos LTDA	Brazil	100%
Ituran Road Track Argentina, S.A	Argentina	100%
Global Telematics Solutions HK, Limited	Hong Kong	100%
Road Track De Colombia S.A.S	Colombia	100%
Road Track Ecuador, S.A.	Ecuador	100%
Road Track Mexico S.A. De C.V	Mexico	100%
Road Track HK Telematics Limited	Hong Kong	100%
E.D.T.E – Drive Technology Ltd	Israel	100%
Ituran Tech Ltd	Israel	100%

               D.      PROPERTY, PLANTS AND EQUIPMENT

As of the date of this report, we don’t own any real estate other than the following properties: An office building of 8 floors in the area of approximately 5,356 sqm (57,651 square feet), which was purchased by our subsidiary Ituran Sistemas de Monitoramento Ltda (Ituran Brazil) in Sao Paulo, Brazil, and was later, on December 3, 2014 sold to Ituran Location and Control Ltd, A building located in Rua Joao pessoa 450, Sao Caetano do Sul, Estado de Sao Paulo in Sao Paulo, Brazil in the area of approximately 36,936 square feet which was purchased by our subsidiary Ituran Road Track Monitoramento de Veiculos, Ltda which serve as an Operating center, A building located in Avenida del Taller No.36 Col. Transito in Mexico in the area of approximately 21,132 square feet which was purchased by our subsidiary Road Track Mexico, S.A de C.V which serve as an Operating center, a building located in Manuel Najas Oel 81 and Juan de Selis in Quito, Ecuador in the area of approximately 24,176 square feet which was purchased by our subsidiary Road Track Ecuador, S.A which serve as an Operating center, and a building located in Keren Ha' Yesod 15, Tirat Ha'Carmel, Israel at the area of approximately 5,025 square feet which was purchased by our subsidiary E.D.T.E – Drive Technology Ltd which serve as an office space and a warehouse.

1 The proportion of voting power is 51%

Other than the property in Brazil, Ecuador and Mexico and Israel, all of our offices, headquarters, control centers and facilities are leased in accordance with our specific needs in the areas in which we operate. Additionally, we lease space for our base sites, in order to operate the reception and transmission stations of the system, in each area in which we provide our SVR services.

In 2022 we leased an aggregate of approximately 64,750 square feet of office space in Azour and Holon, Israel. In 2022, the annual lease payments for these facilities were approximately 1,323,000. The lease ends by April 2029. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers and warehouse for the Israeli market. We also lease 3,000 square feet for a warehouse and offices in Tirat Ha’Carmel for $ 62,000 annually.

In Buenos Aires, Argentina, we lease approximately 8,611 square feet for office space for the total amount of AR$12.772.992 ($ 98.253) annually, approximately 1,238 square feet for our control center (C3) and Data Center for AR$ 3.258.000 ($ 25.061) annually and approximately 2,121 square feet for our warehouse for AR$ 2.040.000 ($ 15,692) annually.

In Bogota, Colombia, we lease approximately 9,035 square feet for office space and Operating center for the amount of $60,797 annually.

In Mexico City, Mexico, we lease approximately 3,875 square feet for Corporate Office for the amount of $ 35,000 annually. This was terminated in November 2020. Additionally, we lease a warehouse for the amount of $3,000 annually.

We leased approximately 12,916 square feet of office space, stores and warehouse in Brazil for approximately 264,000 ($51,000) Brazilian Real annually. The lease agreements will expire and will have to be renewed on August 21, 2026 and December 2024, as applicable to each engagement.

In Guayaquil, Ecuador, we lease approximately 7,828 square feet for Warehouse for the amount of $ 30,000 annually. In Quito, Ecuador, we lease approximately 3,229 square feet for Warehouse for the amount of $ 11,700 annually. In Cuenca, Ecuador, we lease approximately 538 square feet for Warehouse for the amount of $ 3,521 annually. In Ibarra, Ecuador, we lease approximately 1,108 square feet for Corporate Office for the amount of $ 2,600 annually.

We leased approximately 9,260 square feet for our offices and control center in Florida for an amount of $ 166,500 annually for period of 60 months commencing March 24, 2016 and ended March 23, 2021, and a 12 months extension starting March 24, 2021 at a reduced annual rate of $145,000 annually. This lease was extended until March 2023, for $156,000 annually.

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

The size of our base station sites varies from approximately 11 to 44 square feet. In Israel, we have 98base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,200 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 147 base station sites, of which 23 sites are leased from the same entity under a 15 years-contract, (commencing from 2012) for a monthly rate ranging from $500 to $1,750 per site. The remaining 124 sites are leased independently for an annual rate ranging from $200 to $550 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 37 base station sites, all of which are leased from six entities for a monthly rate ranging from $215 to $930 per site. The duration of the lease ranges from one to two years.

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

Geographical breakdown

Telematics services’ subscriber base

The following table sets forth the geographic breakdown of subscribers to our telematics services as of the dates indicated:

	As of December 31,
	2022	2021	2020
Israel	738,000	653,000	643,000
Brazil	558,000	453,000	452,000
Others	770,000	775,000	673,000

Total(1)	2,066,000	1,881,000	1,768,000

(1) All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	2022		2021		2020
	Telematics services	Telematics products	Telematics services	Telematics products	Telematics services	Telematics products
Israel	103.3	48.0	96.5	44.1	85.1	35.4
Brazil	66.7	2.4	55.2	2.6	60.0	1.5
Others	39.6	33.1	37.9	34.6	37.8	25.8

Total(1)	209.6	83.5	189.6	81.3	182.9	62.7

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

We apply ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) ”) to all contracts, using the modified retrospective method.

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

For each type of contract, at inception, we assess the goods or service promised in a contract with a customer and identifies the performance obligations. With respect to contracts that are determined to have multiple performance obligations, such as contracts that combine product with services (mostly SVR services) and/or rights to use assets, we allocate the contract’s transaction price to each performance obligation using either its best estimate of the relative standalone selling price of each distinct good or service in the contract. The primary method used to estimate the relative standalone selling price is expected costs of satisfying a performance obligation and an appropriate margin for that distinct good or service. or when applicable we use the residual approach (an entity under certain conditions may estimate the standalone selling price by reference to the total transaction price less the sum of the observable standalone selling prices of other goods or services promised in the contract).  However, when applicable (see below), we estimate the selling prices of certain services using the residual approach.Revenues are recognized when, or as, control of services or products is transferred to the customers at a point in time or over time, as applicable to each performance obligation.

Revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes.

We do not adjust the amount of consideration for the effects of a significant financing component since we expect, at most contracts' inception, that the period between the time of transfer of the promised goods or services to the customer and the time the customer pays for these goods or services to be generally one year or less, based on the practical expedient. Our credit terms to customers are, on average, between thirty and ninety days.

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

We elected to perform the goodwill annual impairment test for its operating units as follows: the entire balance of goodwill (an amount of approximately $39.5 million (as of December 31, 2022) relates to four  different reporting units . is tested for impairments on December 31,each year or more often.

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

With respect to goodwill impairment tests performed before the adoption of ASU 2017-04 (which became effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15,2019), when we decided or were required to perform the quantitative goodwill impairment test, we firstly were required to compare the fair value of the reporting unit to its carrying value ("step 1"). If the fair value of the reporting unit exceeded the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill was considered not to be impaired, and no further testing was required. If the carrying value was determined to exceed the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value ("step 2").

Commencing fiscal 2022,upon  the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment, when we decide or are required to perform the quantitative goodwill impairment test, we compare the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. In the performance of the quantitative analysis we apply assumptions that market participants would consider in determining the fair value of each reporting unit.

As of December 31, 2022, 2021 and 2020, we had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which (resulted from past acquisitions) with an allocated amount of approximately US$1.7 millions of goodwill, we performed a qualitative assessment as of December 31, 2022 and 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 32.2 million of goodwill (as of December 31, 2022), we performed the annual impairment test, as of December 31, 2022and reached to a conclusion that no impairment should be recorded at that point.

We have historically performed an annual goodwill assessment for such reporting unit as of June 30 of each year or more often if indicators of impairment are presented. following the second closing of the RT acquisition, we decided to change the date of its annual impairment assessment from June 30 to December 31.

We performed a qualitative assessment as of December 31, 2022 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which (resulted from past acquisitions) with an allocated amount of approximately US$_2million of goodwill, we performed a qualitative assessment as of December 31, 2022 and 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 3.6 million of goodwill (as of December 31, 2022), we performed the annual impairment test, as of December 31, 2022 and reached to a conclusion that no impairment should be recorded at that point. We have historically performed an annual goodwill assessment as of June 30 of each year or more often if indicators of impairment are presented. following the second closing of the RT acquisition, we decided to change the date of its annual impairment assessment from June 30 to December 31. We performed a qualitative assessment as of December 31, 2022 and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year Ended December 31,
	%
Consolidated statements of operations data:	2022	2021	2020
Revenues:
Telematics services	71.5	70.0	74.5
Telematics product	28.5	30.0	25.5
Total Revenues	100	100	100
Cost of Revenues:
Telematics services	30.8	30.8	32.7
Telematics products	22.3	22.0	19.8
Total cost of revenues	53.1	52.8	52.5
Gross profit	46.9	47.2	47.5
Operating Expenses:
Research and development expenses	5.7	5.2	5.2
Selling and marketing Expenses	4.5	4.9	5.0
General and administrative expenses, net	16.6	17.0	20.2
Impairment of goodwill	-	-	4.3
Impairment of intangible assets and other expenses (income), net	-	(0.1)	1.5
Total operating expenses	26.8	27.0	36.2
Operating Income	20.1	20.2	11.3
Other income expenses, net	-	(0.1)	(0.1)
Financing income, net	(2.0)	(2.0)	0.6
Income before income tax	18.1	18.1	11.8
Income tax	(4.4)	(4.4)	(4.4
Share in gains (losses) of affiliated companies, net	(0.2)	(0.1)	(0.3)
Net income for the year	13.5	13.6	7.1
Less: net income attributable to non-controlling interests	(0.8)	(1.0)	(0.5)
Net income attributable to company stockholders	12.7	12.6	6.6

Analysis of our Operation Results for the Year ended December 31, 2022 as compared to the Year ended December 31, 2021

Revenues

Total revenues increased from $270.9 million in 2021 to $293.1 million in 2022 or 8.2%. This decrease consisted an increase of $ 19.9 million from subscription fees from our telematics services and an increase of $2.3 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $19.9 million from $ 189.6 million in 2021 to $ 209.6 million in 2022, or 10.5%.  Mainly due to an increase in our average annual number of subscribers from 1,830,000 in 2021 to 1,996,000 in 2022.

Telematics products segment

Revenues in our telematics products segment increased from $ 81.2million in 2021, to $83.5 million in 2022 or 2.8%. This increase of $2.3 million is primarily due to an increase in sales, mainly in Israel.

Cost of revenues

Total cost of revenues increased from $143.0million in 2021, to $155.5 million in 2022 or 8.7%. This increase consisted of an increase of $6.7 million in the Telematics services segment and an increase of $5.8 million in the telematics product segment. As a percentage of total revenues, cost of revenues increased slightly from52.8 % in 2021to 53.0 % in 2022.

Telematics services segment

Cost of revenues for our Telematics services segment increased from $ 83.4 million in 2021, to $ 90.1 million in 2022 or 8.0%. This increase was primarily due to an increase in salary expenses of approximately $ 1.7million, an increase in depreciation and amortization expenses of approximately $ 2.2 million and increase in installation and communication costs expenses of approximately $2 million, As a percentage of total revenues for this segment, cost of revenues decreased from 44% in 2021 to 43 % in 2022.

Telematics products segment

Cost of revenues for our telematics products segment increased from $59.6 million in 2021, to $65.4 million in 2022 or 9.7%. This increase was mainly due to the increase in our products’ sales and the change in the mixture of products sales as well as increase in our cost due to the electronic component shortage. As a percentage of total revenues for this segment, cost of revenues increased from 73.4% in 2021, to 78.3 % in 2022.

Operating expenses

Research and development

Our research and development expenses increased from $ 14.1 million in 2021 to $ 16.8 million in 2022. As a percentage of total revenues, research and development expenses increased from 5.2 % in 2021 to 5.7 % in 2022.

Selling and marketing

Our selling and marketing expenses remain in the same level of $13.3 million. As a percentage of total revenues, selling and marketing expenses decreased from 4.9 % in 2021 to 4.5 % in 2022.

General and administrative

General and administrative expenses increased from $ 46.1 million in 2021, to $ 48.7 million in 2022 or 5.6%. The increase was mainly due to an increase in salary expenses of approximately $ 0.9 million and an increase in expenses related to returning to work in offices in amount of $1.3 million. As a percentage of total revenues, general and administrative expenses decreased from 17 % in 2021 to 16.6  % in 2022.

Impairment of goodwill

During 2021 and 2022 we  recorded no goodwill impairment .

Impairment of intangible assets and Other expenses (income), net

During 2021 and 2022 we  recorded no intangible assets impairment.

Operating income

Total operating income increased from $54.6 million in 2021, to $58.8  million in 2022 or 7.6%. This increase of approximately $4.2   million reflects an increase of $ 8.2 million in the operating income in the telematics service segment and a decrease of $4.0 million in the operating loss in the telematics products segment.

Telematics services segment

Operating income in our telematics services segment increased from $48.1 million in 2021 to $56.3 million in 2022, or 17.1%. This increase was mainly attributed to the increase of our average base of subscribers from 1,825,000 subscribers in 2021 to 1,974,000 subscribers in 2022.

As a percentage of income in our telematics services segment revenues, operating income in our telematics services segment increased from 25.3 % in 2021 to 26.9 % in 2022.

Telematics products segment

Operating income in our telematics products segment decreased from $ 6.5 million in 2021 to $ 2.5  million in 2022. This decrease in operating income was mainly attributed to the increase in our product costs due to the higher components’ prices which resulted due to the global shortage of electronic components.

As a percentage of income in our telematics products segment revenues, operating income in our telematics products segment decreased from 8.1 % in 2021 to 3.0   % in 2022.

Financing expenses , net

Financing expenses, net, was $5.5 million in 2021 compared with $ 5.9 million in 2022.

The increase in the financing expenses was mainly due to an increase in losses in respect of marketable securities and other investments in an amount of $1.5  million. The abovementioned were offset by a decrease in income in respect of changes in obligation to purchase non-controlling interests in an amount of $1.0  million.

Income Tax

Income Tax expenses increased from $11.9 million in 2021, to $12.7 million in 2022 or 6.7%. As a percentage of income before tax, income tax expenses decreased slightly from 24.2 % in 2021 to 24.1 % in 2022.

Analysis of our Operation Results for the Year ended December 31, 2021 as compared to the Year ended December 31, 2020

Revenues

Total revenues increased from $245.6 million in 2020 to $270.9 million in 2021 or 10%. This increase consisted of an increase of $ 6.7 million from subscription fees from our telematics services and an increase of $ 18.6 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $ 6.7 million from $ 182.9 million in 2020 to $189.6 million in 2021, or 4%. Mainly due to the Increase in 113,000 subscribers

Telematics products segment

Revenues in our telematics products segment increased from $ 62.7 million in 2020, to $81.2 million in 2021 or 29.5%. This increase of $18.50 million is primarily due to an increase in sales, mainly in our business in Israel. This increase was also effected by a positive impact of exchange rate fluctuations of the NIS vs the USD in an amount of approximate $ 3.7 million.

Cost of revenues

Total cost of revenues increased from $ 129.1 million in 2020, to $143.0 million in 2021 or 11%. This increase consisted of an increase of $3.4 million in the telematics services segment and an increase of $10.9 million in the telematics product segment. As a percentage of total revenues, cost of revenues increased slightly from 52.5% to 52.8%.

Telematics services segment

Cost of revenues for our telematics services segment increased from $81.4 million in 2020, to $84.8 million in 2021 or 4%. This increase was primarily due to the effect of exchange rate fluctuations in an amount of approximately $ 1.4 million and an increase in salary expenses of approximately $2.3 million. As a percentage of total revenues for this segment, cost of revenues increased from 44.5% in 2020 to 44.7% in 2021.

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

Selling and marketing

Our selling and marketing expenses increased from $ 2.0 million in 2020 to $ 13.3 million in 2021. As a percentage of total revenues, selling and marketing expenses decreased slightly from 5.0 % in 2020 to 4.9 % in 2021.

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

Operating income

Total operating income increased from $ 27.8 million in 2020, to $54.6 million in 2021 or 96%. This increase of approximately $ 26.8 million was mainly due to the impairment loss in an amount of approximately $ 14.2 million record in 2020. The increase of approximately $ 12.6 million reflects an increase of $ 8.1 million in the operating income in the telematics service segment and an increase of $ 4.5 million in the operating income in the telematics products segment.

Telematics services segment

Operating income in our telematics services segment increased from $28.6 million in 2020 to $ 48.1 million in 2021, or 68%. This increase was mainly attributed to the decrease in the impairment of goodwill and of impairment of intangible assets of $11.3 million and from the increase of our subscriber’s client base.

As a percentage of our telematics services segment revenues, operating income in our telematics services segment increased from 15.7 % in 2020 to 25 % in 2021.

Telematics products segment

Operating income (loss) in our telematics products segment increased from loss of $0.8 million in 2020 to income of $6.5 million in 2021. This increase in operating income was mainly attributed to the decrease in the impairment of goodwill and intangible assets of $2.8 million in. And from the increase of our gross revenues in our telematics products segment.

As a percentage of our telematics product segment revenues, operating losses in our telematics productrs segment increased from (1.3) % in 2020 to 8 % in 2021.

Financing income, net

Financing income, net, were $ 1.5 million in 2020 compared with an expense of $ 5.5 million in 2021.

The increase in the financing expense was mainly due to an increase in losses in respect of marketable securities in an amount of $2.4 million in 2021, compared to an increase of $ 4.3 million in 2020.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2020, 2021 and 2022, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2020, 2021 and 2022 we derived approximately30.6%26.6% and_24.8 % of our revenues in dollars and other currencies, 49.2%,  52.0  % and 51.6 % in NIS, 20.2%, 21.4% and 23.6 % in Brazilian Reals. In fiscal years 2020, 2021 and 2022, 29.0%, 30.9 % and 28.1 % of our expenses were incurred in dollars and other currencies, 50.6%, 52.3% and 53.4 % in NIS and 20.4%, 16.8%, and 18.5 % in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2022, accumulated other comprehensive income decreased by $ 3.9 million. In the year 2021, accumulated other comprehensive income decreased by $ 2.9 million. In 2020, accumulated other comprehensive income decreased by $ 12.9 million.

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

	Year Ended December 31,
	2020		2021		2022
	Actual	At 2019 exchange rates (1)	Actual	At 2020 exchange rates (1)	Actual	At 2021 exchange rates (1)
	(In thousands of US$)
Revenues	245,627	262,529	270,884	264,507	293,072	296,752
Gross profit	115,515	122,708	127,838	125,090	137,562	139,120
Operating income	27,831	31,229	54,615	53,595	58,774	59,218

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

We fund our operations primarily from cash and cash equivalents generated from operations. As of December, 31, 2020 ,2021 and 2022, we had, $78.8 million and $54.7 million and  $28.2million in cash and marketable securities and  $66.7 million , $58.1 million and $57.3 million  in working capital, respectively. We hold most of our cash and cash equivalents in US dollars or the local currency of their location.

As of December 31, 2022 we had a long term loan at the amount of $ 0.4 million and a short term loans at the amount of $ 11.8  million As of December 31, 2021 we had a long- term loan from an Israeli bank at the amount of $ 13.7 million and a short term loans at the amount of $ 17.8 million. As of December, 2020 we had a long – term loan from an Israeli bank at the amount of $ 34.1 million and a short term loans at the amount of $ 20.4  million. As of December, 2020 ,2021and 2022, we also had $ 1.9 million, $1.6 million and $1.7 million, respectively, available to us under existing lines of credit. As of  December 31, 2020 we utilized $0.3 million of our credit line, as of December 31,2021 we utilized $ 0.7 million of our credit line and, and as of December 31,2022 we utilized $ 0.6 millions of our credit line.

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

As of December 31, 2020,2021 and 2022 we had long-term liabilities of $19.7 million, $22.5 million, and $ 21.2 million, respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of  $13.6 million , $16.2 million and $15.1 million, as of December , 2020 ,2021 and 2022 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfilment of the obligation pursuant to Israeli severance pay laws or labor agreements.

In Argentina, new economic policies related to the external sector have been in effect since August 2019, motivated by the liabilities in dollars and the inability of the Government to deal with it in the initially agreed terms. These measures were initially taken by the outgoing Government and then deepened by the new elected Government that began on December 10, 2019. The following regulations currently apply:

1. Currency market:
a. Individuals can only acquire dollars for savings, in the amount of US $ 200 per month. On this purchase applies 65% taxes. The taxes for all abroad and tourism expenses is 100%.
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
b. The following chart shows the new scenario for the Corporate Income Tax rate that will apply for fiscal years commencing since January 1st, 2021.

The amount will be adjusted by inflation since January 2022.

Accumulated net taxable profit				will pay a fix amount of		plus a % over the following amount
More than AR$		up to AR$
AR$	-	AR$	7.604.948,57	AR$	-	25%	AR$	0
AR$	7.604.948,58	AR$	76.049.485,68	AR$	1.901.237,14	30%	AR$	7.604.948,57
AR$	76.049.485,69	on		AR$	22.434.598,28	35%	AR$	76.049.485,68

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

Dividends

On February 26, 2017 we have revised our dividend policy, which came in force starting from 2017, that our dividends will be declared and distributed on a quarterly basis in an amount of at least 5 million USD subject to the provisions of the Israeli laws concerning lawful distribution of dividends.

Dividend we declared in respect to 2020 result:

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

Dividend we declared in respect to 2021 result:

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

Dividend we declared in respect to 2022 result:

On May 24, 2022, we declared a quarterly dividend in the amount of 3 million, which was paid (net of taxes at the rate of 25%) on July 14, 2022, with respect to the first quarter of 2022. On August 29. 2022, we declared a quarterly dividend in the amount of 3, million, which was paid (net of taxes at the rate of 25%) on October 13, 2022, with respect to the second quarter of 2022. On November 21, 2022, we declared a quarterly dividend in the amount of 3 million, which was paid (net of taxes at the rate of 25%) on January 4, 2023.

Until the RTH Transaction, we have repurchased 2,507,314 of our shares, out of these shares (373,489 shares) were resold as part of the consideration in the RTH Transaction. As part of the RTH Transaction price adjustment 300,472 shares were returned to us in April 2019. As part of implementation of our Board of Directors decision of 25 million USD share repurchase program, Share repurchases were funded by our wholly owned subsidiary with available cash. Repurchases of the Company’s ordinary shares were based on Rule10b-18 terms. During the years 2019 and 2021 we purchased 227,828  and 228,725 of our shares for approximately $6 million each year. During the year 2021, we also directly purchased additional 50,995 shares for approximately $ 1.3 million not through publicly announced plans. During 2022 we purchased additional 357,362 shares.

As of the date of this report, the updated quantity of treasury shares is 3,366,934 (including the aforementioned, 603,142 shares which are entitled to dividend distributed). The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2022	2021	2020
	(In thousands)

Net cash provided by operating activities	45,118	55,790	60,068
Net cash used in investing activities	(27,354)	(18,524)	(11,479)
Net cash used in financing activities	(36,360)	(58,666)	(29,449)
Effect of exchange rate changes on cash and cash equivalents	(3,860)	(477)	(921)
Net increase/decrease in cash and cash equivalents	(22,456)	(21,877)	18,219

Years ended December 31, 2022, December 31, 2021 and December 31, 2020

Net cash provided by operating activities

Our operating activities provided cash of $60.1 million in 2020 , $55.8 million in 2021 and $45.1 million in 2022.

Cash from operating activities in 2022 decreased in an amount of approximately $ 10.7 million, this decreased was mainly due to a growth of the operation in Brazil.

Net cash used in investing activities

Net cash used in investing activities in 2022 in an amount of approximately $27.4 million, included capital expenditure in the amount of $26.5 million.

Net cash used in investing activities in 2021 in an amount of approximately $ 18.2 million, included capital expenditure in the amount of $ 16.6 million.

Net cash used in investing activities in 2020 in an amount of approximately $11.5 million, included capital expenditure in the amount of $ 10.2 million.

Net cash used in financing activities

Net cash used in financing activities in 2022 in an amount of approximately $36.4 million consisted primarily a repayment of short and long term credit from financial institution in an amount of $16.5 million, cash dividend payment in an amount of approximately $ 11.5 million and acquisition of company shares in an amount of approximately $ 8.5 million.

Net cash used in by financing activities in 2021 in an amount of approximately $ 58.9 million consisted primarily of a repayment of short and long term credit from financial institution in amount of $ 23.8 million, cash dividend payment in an amount of approximately $ 15.8 million a cash payment to settle the obligation to purchase non-controlling interest in an amount of approximately $ 11.3 million and an acquisition of company shares in an amount of approximately $ 7.3 million.

Net cash used in by financing activities in 2020 in an amount of approximately $ 29.4 million consisted primarily of a repayment of short and long term credit from financial institution in amount of $ 17 million, cash dividend payment in an amount of approximately $ 10 million and a cash dividend payment in an amount of approximately $ 1.7 million paid by our subsidiary to the non - controlling interests.

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

Expenditures for research and development activities undertaken by us were approximately $ 16.8 million in 2022, $14.1 million in 2021, and  $ 12.8 million in 2020.

D.	TREND INFORMATION

The COVID-19 pandemic, had little impact on our business during year 2022. Nevertheless, in case this pandemic or similar in effect will erupt this may have an adverse effect on our business.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual obligations and commercial commitments

The following table summarizes our material contractual obligations as of December 31, 2022:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In USD thousands)

Operating leases [2]	11,580	3,287	3,617	2,674	2,002
Purchase Obligations	13,127	13,127	-	-	-
Long – term debt obligations	12,190	11,845	345	-	-
Total	30,571	21,933	3,962	2,674	2,002

G.	SAFE HARBOR

The safe harbour provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply, among other things, to forward looking information provided in Item 5. F.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following persons are our directors, senior management and employees upon whose work we are dependent:

Name	Age	Position

Izzy Sheratzky	76	President and director
Yehuda Kahane	78	Director
Ze’ev Koren	78	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	70	Director
Eyal Sheratzky	54	Co-Chief Executive Officer and Director
Nir Sheratzky	51	Co-Chief Executive Officer and Director
Gil Sheratzky	45	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	49	Director and an independent Director
Yigal Shani	78	Director
Israel Baron (1)(2)(3) +	69	External Director
Gidon Kotler (1)(2)(3)	82	External Director
Tal Sheratzky- Jaffa	45	Director and an independent director
Ami Saranga	59	Deputy Chief Executive Officer
Eli Kamer	56	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	57	General Counsel
Udi Mizrahi	51	Deputy Chief Executive Officer International Operation and VP of Finance

Notes:
(1) Member of audit committee
(2) Member of compensation committee
(3) External director elected in accordance with the Israeli Companies Law
+ Chairperson of all committees

2 Please see consolidated financial statements, Note 7.

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

Yehuda Kahane is a co-founder of our company and has served on our board since 1995. Professor Kahane is an entrepreneur in both the academic and business arenas. He is a Fellow of the World Academy of Art and Science. He received the 2011 highest international award for his lasting contribution to the theory, practice and education in insurance and risk management, as well as a lifetime achievements award by the Israeli Insurance industry. He is a co-founder and chairperson of the YK Center for Preparing for the New Economy. Kahane is a Professor (Emeritus) from the Collar Business, Tel Aviv University where he headed the Institute for Business and the Environment. He taught at many business schools around the world, including the Wharton School, the University of Texas (Austin), the University of Toronto and the University of Florida, and has founded and served as the first Dean of the Israeli Academic School of Insurance. Professor Kahane chairs and is a major owner of Capital Point Ltd., and is active in the formation, seed investment and management of start-up companies and technological incubators, unrelated to our company. He chairs the association for the visually impaired people in Herzliya and Sharon district, and a board member of the Center for Blind People in Israel (The Umbrella organization). He is an honorary member of the Israel-Brazil Chamber of Commerce. Professor Kahane holds a BA degree in Economics and Statistics, an MA degree in Business Administration and a PhD in Finance from the Hebrew University of Jerusalem and is a Fellow of the Israeli Association of Actuaries. He specializes in insurance, risk management, environmental issues and technological forecasting. He is the father of Yoav Kahane.

Zeev Koren has served as a director of our company since 2006 and since 2011 serves as the Chairman of the Board of Directors of the Company. In 1988 Brigadier Gen. (Res) Koren retired from the Israel Defence Forces after a career of 25 years, where in his final position he served as the head of human resources planning for the general staff division. Since then he has served in a senior capacity in companies in the fields of international forwarding and medical services. During the past ten years he has also served as the general manager of a Provident Management Company. He holds a B.A. in Political Science and Criminology from Bar Ilan University.

Efraim Sheratzky was appointed to the board on February 9, 2015 to replace Mr. Amos Kurz, as a Class A Director. Efraim Sheratzky studied insurance in the Israeli Insurance College. Efraim Sheratzky owns together with Yigal Shani, Tzivtit Insurance Agency (1998) Ltd. Efraim Sheratzky served as our director from 1999 and until 2005. Efraim Sheratzky is the brother of Izzy Sheratzky and the uncle of Eyal, Nir and Gil Sheratzky and father of Ms. Tal Sheratzky-Jaffa. Mr. Efraim Sheratzky was elected, on December 14, 2022, in annual general shareholders meeting, to serve as a director in Class A for additional period until third succeeding Annual General meeting, thereafter.

Eyal Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and currently serves as a Co-Chief Executive Officer since 2003. Prior to 2003, he served as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA. Mr. Sheratzky is the son of Izzy Sheratzky and the brother of Nir and Gil Sheratzky and nephew of Effraim Sheratzky. Mr. Eyal Sheratzky  was elected, on December 14, 2022, in annual general shareholders meeting, to serve as a director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd. From 2003 and until 2013 Mr. Sheratzky served as our marketing communication officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Gil serves also as director in Saver One Bringg and chairman of Mapa GIS (a subsidiary of Ituran). Gil Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and nephew of Effraim Sheratzky

Yoav Kahane (Director and an Independent Director, and also a member of audit committee and a member of compensation committee)  has served as director of our company since 1998. Mr. Kahane is serving as the Chief Executive Officer of Vizo Specs Ltd,a start up company he co-founded that develop a non-invasive technology for immediate enhancement of attention and the treatment of ADHD .During 2020 he served as CBO of PrintCB ,developer and manufacturer of advanced copper materials for car electrification. a. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences from Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane.. Mr. Kahane. Mr. Kahane was elected, on December 14, 2022, in annual general shareholders meeting, to serve as an Independent Director in Class A for additional period until third succeeding Annual General meeting, thereafter.

Yigal Shani has served as a director of our copany since its acquisition from Tadiran in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998) Ltd. together with Efraim Sheratzky, which provides insurance services to our company. Mr. Shani, has resigned on March 13, 2014 in order to allow compliance with the provisions of the Israeli Companies Law, which require that the board of directors to include at least one female and was reappointed on February 9, 2015 to replace Mr. Avner Kurz, as a Class B Director.

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board’s committees. Mr. Baron served as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd from 2009 until 2017. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel. Israel Baron was re-elected on December 10, 2020 for additional 3-year term to serve as external director.

Gidon Kotler is an external director of our company. He was nominated on April 30, 2014. Prior to his retirement on 2016, Mr. Kotler has been serving as the assets manager of Strauss-Group Ltd., one of Israel’s largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center’s management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010. On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2017). On December 12, 2019, an annual general shareholder meeting approved additional extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2020), which was extended for an additional three years (beginning April 30, 2023), in an annual shareholder's general meeting held on December 14, 2022.

Ms. Tal Sheratzky-Jaffa was until recently a Vice President at Margalit Startup City, a unique Israeli organization focused on building and creating centers of excellence worldwide. Prior to joining Margalit Startup City, Ms. Sheratzky-Jaffa was a Strategy and Development Manager at Reality Investment Funds, Israeli value-add real estate fund. Prior to joining Reality Investment Funds, Ms. Sheratzky-Jaffa was a partner at the Israeli law firm Amit, Pollak, Matalon and Co., specializing in the fields of investment funds, mergers and acquisitions, high-tech and corporate governance, and an associate at the New York offices of the US law firm Akin Gump Strauss Hauer & Feld. Ms. Sheratzky-Jaffa holds LL.M degree from Columbia University (New York), LL.B from Haifa University and B.A (economics) from Haifa University, and is a member of the Israeli Bar Association and the New York State Bar. Ms. Sheratzky-Jaffa is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the daughter of Efraim Sheratzky. Ms. Sheratzky – Jaffa was elected, on December 14, 2022, in annual general shareholders meeting, to serve as director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Shahar Sheratzky has served in different marketing roles in our company since 2007. On January 2022 Mr. Shahar Sheratzky was nominated to Vice president, head of our business division. Among his responsibilities are the marketing, selling and digital fields. Mr. Sheratzky holds a MBA degree in business administration with a specialization in global marketing from Reichman University, Israel. Mr. Shahar Sheratzky is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the son of Efraim Sheratzky.

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

On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2017), which was extended for an additional term of three years commencing from April 30, 2023. On December 10, 2020, an annual general and special shareholders meeting approved the re-election of Mr. Israel Baron, our external director, for additional three years.

Diversity of the Board of Directors

The table below provides certain information regarding the composition of our Board. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix (As of April 10 , 2023)

Country of Principal Executive Offices		Israel
Foreign Private Issuer		Yes
Disclosure Prohibited under Home Country Law		No
Total Number of Directors		12
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	11
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

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

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2022 was approximately $ 294,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item 6.C - Board Practices under the caption “External directors” below. Our audit committee and board of directors approved compensation for Mr. Ze’ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2022, we paid the sum of NIS 486,000 (approximately $ 145,000) to our external directors, NIS 200,000 (approximately $ 60,000) to Mr. Ze’ev Koren, NIS  174,000 (approximately $ 52,000) to Mr. Yoav Kahane, NIS 127,000 (approximately $ 38,000) to Ms. Tal Sheratzky-Jaffa. We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate costs to the Company of the compensation to our Co-Chief Executive Officers in 2022 were $ 3.2 million. The aggregate compensation paid to all of our officers as a group during 2022 was approximately $ 10.7  million. In 2022 we paid an aggregate amount of $ 70,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our 5 highest paid officers in 2022 according to our 2022 financial reports:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	824	-	-	-	1,152	-	1,976
Eyal Sheratzky (Co-Chief Executive Officer	641	-	-	-	938	-	1,579
Nir Sheratzky (Co-Chief Executive Officer)	641	-	-	-	938	-	1,579
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)	446	-	-	-	670	-	1,116
Shachar Sheratzky (Vice president, head of our business division)		183	32	31	220	-	466

Total of our 5 highest paid officers $ 6,716,000

During 2022, we set aside $ 486,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2022, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below.

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

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee. In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2022, we paid a total of $ 1,037,000 to our officers and employees pursuant to the above bonus schemes.

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

Our general shareholders meeting approved our compensation policy for office holders on October 31, 2013, and on November 7, 2016, and later on December 14, 2022 approved a renewal of the  compensation policy . The policy applies to office holders of the Company (see definition above), who serve as the Company’s President, Chief Executive Officer(s) and other executives who are deemed office holders of the Company, as well as office holders of the Company’s Israeli wholly owned subsidiaries, provided they report to the chief executive officer. The policy also applies to directors of the Company.

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

Mr. Israel Baron is now serving his seventh term as an external director of the Company, who was reelected on of December 10, 2020 for a term of 3 years. Mr. Gideon Kotler was appointed on April 30, 2014 by an extraordinary shareholders meeting as our new external director, following the death of our former external director, Dr. Orna Ophir, in January 2014 and was reelected by our general shareholders meeting on December 28, 2016, for his second term, of additional 3 years term starting from April 30, 2017, which was later extended for additional term of three years beginning April 30, 2020, and thereafter extended for an additional term of  three years commencing from April 30, 2023.

Audit committee

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must comprise of at least three directors, including all of the external directors and the chairman of the audit committee must be an external director. In addition, the majority of the members of the audit committee must be independent directors. Under the Israeli Companies Law, a director is considered “independent” if he/she is an external director or if he/she meets the qualifications of an external director, has not served as a director of the company for over 9 consecutive years, and has been classified as such. Under Israeli regulations a director who serves more than 9 consecutive years as a director may still be deemed as "independent director" provided the Audit committee and thereafter the board of directors resolved that his-her tenure as a director for an extend term is for the benefit of the company based on his/her expertise and unique contribution to the board and its committees. Our Audit committee and board of directors so resolved with regard to Messrs. Israel Baron Gidon Kotler. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of such person. All audit committee decisions must be approved by a majority of the committee members of which the majority of members present are independent directors. Furthermore, a person who is not eligible to serve on the audit committee is restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that the company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions of such present is requested by the audit committee.

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

Definition: the relevant criteria that is calculated for the transaction is such transaction which is higher than 0.25% of the equity of the company according to its last combined financial reports, or higher than 1% of average net revenue of the past 3 years of the company in their absolute value, in the last 2 calendar years prior to the date of the transaction is being reported according the last financial report of the company.

Methods of approval: approval by the senior management of the company (from vice chief executive officer and higher) and report to the Board. The following transactions will require also the approval of the Audit Committee:

(1)	Transaction which is higher than 4.5% of the equity of the company according to its last combined financial reports which were published prior to the approval of the transaction.
(2)	Transaction that involves risks or significant exposure beyond mere monetary liabilities or obligations.
(3)	Transaction in which the company enters a new activity field or exits from an existing activity field.

2.	Insignificant transaction:

Definition: such transaction which is not higher than 0.25% of the equity of the company according to its last combined financial reports or is not higher than 1% of average net revenue of the past 3 years of the company in their absolute value, in the last 2 calendar years prior to the date of the transaction is being reported according to the last financial report of the company.

Methods of approval: Approval by the management of the company or by the officer in charge in the company (vice chief executive officer, other officer or other in charged body in the company according to the decisions of the company).

3.	General rules:

(1)
Any transaction with a controlling shareholder or any transaction that a controlling shareholder has an interest in, will be brought before the Audit Committee, which will determine its type and decide on case by case basis on defining it as an insignificant transaction or other kind of transaction, and will decide on its review and on its approval.

(2)
According to the adopted criteria, transactions with Tzivtit Insurance Agency (1998) Ltd. and with Rinat Yogev Nadlan Ltd. shall be classified as insignificant transactions. If the extent of such transactions will remain similar during the following years, our management shall be deemed qualified to approve such transactions and to report them to the Audit Committee.

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

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2022	2021	2020
By area of activity:
Control Center	385	520	568
Research and Development	159	136	137
Sales and Marketing	92	84	71
Technical support and IT	501	489	494
Finance, Administration and Management	356	375	351
Private enforcement and operations	1,075	1,041	1,015
Manufacturing	168	169	125
Total	2,736	2,814	2,761

By geographic location (out of total):
Israel	795	864	855
Brazil	861	782	820
Others	1,080	1,168	1,086
Total	2,736	2,814	2,761

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

Brazil

Our employment agreements in Brazil are subject to Brazilian labor laws and regulations, to collective labor agreements or bargaining arrangements with unions and contract. The laws and regulations in Brazil govern almost all aspects of an employment relationship and do not leave much room to be negotiated with the employee. Still, employment contracts create obligations to the parties if they are in compliance with the law. The Labor Code mainly governs the employees’ right to paid annual vacation, paid sick days, the maximum length of a workday, minimum payment for overtime and statutory severance pay. Brazilian law generally requires severance pay equal to 40% of the balance of the employee’s FGTS account (a mandatory fund to guarantee severance and unemployment). The FGTS can also be withdrawn when the employee retires, dies or his employment is terminated without cause, among others. Brazilian employers are required to purchase health insurance for employees only in the event it is set forth by the applicable collective labor agreement, contract or company policy, and are required to cover employees’ food and travel costs whenever a business trip is required, and to make deposits into a Guarantee Severance Fund (the so-called “FGTS”). Furthermore, Brazilian employees and employers are required to make contributions to the National Insurance Institute (“INSS”), similar to the United States Social Security Administration. Our collections to the National Insurance Institute amount to 34.8% to 39.8% of the payrolls, out of which 8% to 11% (limited to R$5,839.45 of individual salary) corresponds to contributions by the employees deducted from salaries and 26.8% is the fixed part we pay. Our contribution of 26.8% includes mandatory contribution to the Public Insurance for Labor Accidents and Diseases (SAT). According to Decree Law 6957/2009 such portion, which varies from 1% to 3% of payroll, should be multiplied by another factor (FAP) from 0.5 to 2 in order to reduce or increase our burden to reflect statistics of occupational accidents and diseases in our business.

All of our employees in Brazil, excluding the chief executive officer, some directors (VPs) and some IT providers are represented by a labor union and the employees’ mandatory contributions to their union are paid by us. The law no. 13.467/2017, which entered into force on November 11, 2017, made the labor union contribution optional (i.e., discounted only upon the employees’ consent).

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

Argentine employers are also required to contribute for the following items: (a) Pension funds 20.70% (b) health insurance for employees 6% (c) occupational accident insurance 1.56% for January to December 2023 and 1,74% since December 2021 on %; and (d) Retirement fund insurance 2.5% (only this item is for Union Employees). All the rates should be applied on the gross salary. Those rates are the effective ones in December 2022.

Our employees in Argentina, excluding the chief executive officer and several other employees, are members of a labor union and the employee member fees are paid by them.

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

Ecuador

Our employees in Ecuador are subject by the Ecuadorian Labor Code. The Labor Code provides for a 40-hour work week, 15 calendar days of annual paid vacation, restrictions and sanctions for those who employ child labor, general protection of worker health and safety, minimum wages and bonuses, maternity and paternity leave, and employer-provided benefits. The 2008 Constitution bans child labor, requires hiring workers with disabilities, and unpaid internships are not permitted in Ecuador. The law also mandates that employees’ thirteenth and fourteenth month bonuses, which are required by law, be paid in instalments throughout the year instead of in lump sums. Employees have the option to opt out of this change and continue to receive the payments in lump sums. The law eliminates fixed-term employee contracts and replaced them with indefinite contracts, which shortens the allowable trial period for employees to 90 days. The Law for Labor Justice and Recognition of Work in the Home, which included several changes related to labor and social security, took effect in April 2015. Workers in the private sector have the constitutional right to form trade unions and local law allows for unionization of any company with more than 30 employees. Private employers are required to engage in collective bargaining with recognized unions. The Labor Code provides for resolution of union´s conflicts through a tripartite arbitration and conciliation board process. The Code also prohibits discrimination against union members and requires that employers provide space for union activities.

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

The following sets forth, as April 10, 2023 the share ownership of our directors and executive officers listed in Item 6.A above. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer (1)	Number of Ordinary Shares Beneficially Owned (2)		Percentage of beneficial ownership (3)
Izzy Sheratzky (4)	4,077,317		20.27
Professor Yehuda Kahane (5)	1,451,137		7.22
Zeev Koren	-		-
Efraim Sheratzky (6)	219,158		10.9
Yigal Shani (7)	225,802		11.23
Eyal Sheratzky	-		-
Nir Sheratzky	-		-
Gil Sheratzky	-		-
Yoav Kahane	-		-
Tal Sheratzky-Jaffa	2,403	*	0.01	*
Israel Baron	-		-
Gidon Kotler	105	*	*
Ami Saranga	-		-
Eli Kamer	-		-
Guy Aharonov	-		-
Udi Mizrahi	-		-
Shahar Sheratzky	-		-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
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

(3)	Amounts in this column are based on 23,475,431 ordinary shares issued as of April 10, 2023, less 3,366,934 treasury shares held by us.
(4)
Shares beneficially owned include: (a) 4,075,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky is deemed to beneficially owns due to his shared voting and investment power over such shares in accordance with those certain shareholders agreement, dated May 18, 1998 as amended on September 6, 2005 and on September 17, 2014, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.A. – Directors and Senior Management under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” above; (b) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

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

(6)
Shares beneficially owned include: (a) 3,356 shares directly owned by Efraim Sheratzky, (b) 18,500 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Efraim Sheratzky may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Yigal Shani, and (c) 206,552 shares owned by Moked Ituran, which Mr. Sheratzky may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Sheratzky may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G T.S.D. Holdings Ltd, the holder of 3.75% of Moked’s shares.

(7)
Shares beneficially owned include: (a) 10,000 shares directly owned by Yigal Shani, (b) 18,500 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Yigal Shani may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Efraim Sheratzky, and (c) 206,552 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G.N.S. Holdings, the holder of 3.75% of Moked’s shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of April 10, 2023, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)	4,075,952	20.27
All directors and executive officers as a group (2).	4,137,827	20.58
Vulcan Value Partners (3)	2,429,641	12.08
FMR LLC. (4)	1,327,561	6.6
Renaissance Technologies LLC. (5)	1,121,100	5.58
The Phoenix Holdings Ltd(6)	1,857,597	9.24
Ibex Investors LLC(7)	1,256,500	6.25
B.Y.M. Mor Investments Ltd. (8)	1,036,215	5.15
Treasury shares	3,366,934

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
(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC (“Vulcan”) on February 14, 2023. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company’s securities that are the subject of Form 13G.
(4) The information presented herein is based on Form 13G filed by FMR LLC. (“FMR”) on February   9, 2023. According to the information presented on such Form 13G, the shares are beneficially owned by members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by FMR on February 9, 2023.
(5) The information presented herein is based on Form 13G filed by Renaissance Technologies LLC. (“RTC”) Renaissance Technologies Holdings Corporation (“RTHC”) on February 13, 2023. According to the information presented on such Form 13G, the shares are beneficially owned by RTC, which is a Delaware limited liability company. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by RTC on February 13, 2023.
(6) The information presented herein is based on Form 13G filed by The Phoenix Holdings Ltd. (“The Phoenix”) on February 14, 2023. According to the information presented on such Form 13G, the shares are beneficially owned by The Phoneix Group. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by The Phoneix on February 14, 2023.
(7) The information presented herein is based on Form 13G filed by Ibex Investors LLC (“Ibex”) on January 25, 2023. According to the information presented on such Form 13G, the shares are directly beneficially owned by Ibex Israel Fund LLLP, a Delaware  limited liability partnership (the “Fund”), and Ibex is the investment manager of the Fund. For further information on the beneficial ownership please refer to Form 13G filed by Ibex on January 25, 2023.
(8) The information presented herein is based on Form 13G filed by B.Y.M. Mor Investments Ltd. on February 13, 2023.

As of December 2022, we had a total of approximately 970 shareholders (including the Depository Trust Company) of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We purchase our insurance policies, including our directors’ and officers’ insurance, through Tzivtit Insurance Agency (1998) Ltd., an insurance agency owned by Efraim Sheratzky, a director of the company and a shareholder of Moked, the brother of the President of our company and the uncle of both of our Co-Chief Executive Officers, and by Yigal Shani, who is one of our directors and is a shareholder of Moked. During 2022 We paid an annual aggregate amount of NIS 1,685,000 or $ 502,000, for our basic insurance policies and NIS 2,924,000 or $ 870,000 for our directors’ and officers’ insurance policy. During 2022 Tzivtit Insurance Agency was entitled to commissions in an aggregate amount of NIS388,000 or $ _115,000 which is paid by the insurance company on account of these policies.

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

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 225,000 (or $64,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from the fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amounts paid to A. Sheratzky Holdings according this new service agreement in , 2020 ,2021and 2022 were approximately  $ 1,096,000 , $ 3,412,000 and $ 3,380,000 respectively (the numbers include 17% value added tax).Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 175,000 (or $ 50,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in , 2020, 2021 and 2022 was approximately, $ 864,000, $ 2,692,000 and $ 2,679,000, respectively (the numbers include value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 175,000 (or $ 50,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in 2020 ,2021 and 2022 was approximately,  $ 864,000, $ 2,692,000 and $ 2,679,000  respectively (the numbers include value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 125,000 (or $ 36,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months’ advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com’ and/or company’s secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in  2020,2021  and 2022 according to this new service agreement, were approximately  $ 518,000 , $ 1,934,000 and $1,841,000  respectively (the numbers include value added tax).Messrs Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky, due to the Covid-19 effect on the society in general and including the Company, based on their own initiative, agreed temporarily to decrease their base salary by 25% from April 2020, for an indefinite period. Such reduction was in effect until March 2021.

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

All agreements mentioned above are in compliance with our amended compensation policy as approved on November 7, 2016 and re approved on December 12, 2019, and thereafter on December 14, 2022, by the Company’s general meeting of shareholders, which sets forth the principles of our office holders’ compensation.

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

•
Target-based Cash Incentives shall become payable upon the lapse of 30 days from the date of publication of the company’s audited annual financial statements (the “Entitlement Date”); and such cash incentive shall be paid on such date. However, if an Executive Office Holder’s Target-based Cash Incentives exceed an amount equal to 100% of such Executive Office Holder’s annual Cost of Pay (the “100% Threshold”), then 20% of the amount by which the Target-based Cash Incentives exceed the 100% Threshold (the “Deferred Portion”) shall not be paid on their Entitlement Date, but rather shall be deferred and paid in two equal instalments on the first and second anniversary of the Entitlement Date, provided that the Minimum Threshold was achieved during the first calendar year (for the first instalment) and during the second calendar year (for the second instalment) following the Entitlement Date, respectively. The Deferred Portion shall be linked to the consumer price index known on the Entitlement Date.

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

In 2022 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements).

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2022:
	In US$ thousands
Izzy Sheratzky	1,151,923	(80,367)	80,367	1,151,923
Eyal Sheratzky	937,612	(62,507)	62,507	937,612
Nir Sheratzky	937,612	(62,507)	62,507	937,612
Gil Sheratzky	669,723	(44,648)	44,648	669,723

For the full-service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.9-4.12(a) attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $ 4,000, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice. The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years  2020, 2021,2022 were approximately $ 64,000 , $ 69,000 and $ 70,000, respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In , 2020, 2021 and 2022, Ituran, including its subsidiaries in Brazil, Argentina and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately NIS 54.5 Million (or $ 15.8 Million), NIS 64.6 Million (or $ 20.0 Million) and NIS 96.2 million (or $ 28.6 million), respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Material Legal Proceedings

During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding, all for the period 2007-2012.Total amounts of approximately R$23.0 million (US$ 4.4 million). as of December 2022 including interest and penalties. The reason Anatel demand the payment of FUST and FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defence against such claims. We are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

On July 13, 2015 we received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warrantee service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately USD 85.2 million). Our defence against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defence on February 29, 2016. Hearing for first stage, i.e. whether claim will be approved as a class action are over and parties filed their summaries. On November 17, 2020, the court informed the parties that it decided to stall his decision whether to prove the class action, until The Supreme Court of Israel will render its decision in another case that involves a relevant issue. Such a decision was issued and we now wait for a court's decision. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately USD 8,500). Such dismissal of a similar class action lawsuit may have a positive effect on the Company’s defence against the current lawsuit. Based on an opinion of our legal counsels, we have good defence.

10.B. – “Memorandum and Articles of Association” - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law”

Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B.	SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2022.

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

Ordinary shares purchased by non-residents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, may be paid in non-Israeli currencies (including US dollars) or, if paid in NIS, may be converted into freely repatriable currencies at the rate of exchange prevailing at the time of conversion – pursuant to the general permit issued under the Israeli Currency Control Law, 1978, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when a dividend is declared through the date payment is made in U.S. dollars. Investments outside Israel by our company no longer require specific approval from the Controller of Foreign Currency at the Bank of Israel.

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

Distribution Paid on the Ordinary Shares

As of November 16, 2009, our dividend policy provides for an annual dividend distribution in an amount not less than 50% of our net profits, calculated based on the audited financial statements for the period ending on December 31 of the fiscal year with respect to which the relevant dividend is paid. On February 21, 2012, we revised our dividend policy so that our dividends will be declared and distributed on a quarterly basis in an amount not less than 50% of our net profits, calculated on the basis of our reviewed quarterly financial statements each fiscal year. On February 27, 2017, the board of directors approved a change in the dividend policy. This policy called for a dividend of $5 million, at minimum per quarter. this policy became effective starting from the dividends for the first quarter of 2017. During 2020 and due to the Covid-19 effects, such distribution was suspended. On March 3, 2021, we declared the renewal of the dividend distribution policy of at least $3 million a quarter. This new policy became effective starting from the fourth quarter of 2020.

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

As of December 31, 2022, only 1 of our Israeli subsidiaries is entitled to a “Preferred Company” status pursuant to the Investments Law.(see Note 15 c.2 to the Financial Statements).

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

As of December 31, 2022, 2 of our Israeli subsidiaries are entitled to a “Technological Preferred Enterprise” status pursuant to the Investments Law.

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

Commencing as of January 1, 2017, an individual whose taxable income during a tax year is in excess of NIS 640,000, will be liable for an additional 3% on the portion that is in excess of NIS 640,000 (as of January 1, 2023, the amount is 698,280 NIS).

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

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a “Substantial Shareholder” (as defined above) at any time during the 12-month period preceding such distribution. A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise income or a Technological Preferred Enterprise income will be generally subject to a withholding tax rate of 20%. An individual whose taxable income during a tax year is in excess of NIS 810,720, will be liable for an additional 2% on the portion that is in excess of NIS 810,720. From January 1, 2017 taxpayers having taxable income of NIS 640,000 will be subject to an additional tax payment at the rate of 2% (and commencing from January 1, 2017 – an additional tax payment at the rate of 3%) on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid from income derived from Preferred Enterprises are subject to withholding at the rate of 20%. Any dividends distributed to foreign companies, as defined in the Investment law, derived from income from the Technological Preferred Enterprise will be subject to tax at a rate of 4%, provided the foreign company holds over 90% of the outstanding shareholding.

Dividends paid on our ordinary shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, which are subject to the corporate tax rate.

Taxation of non-Israeli shareholders on receipt of dividends.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid from income derived from Approved or Benefited Enterprises are subject to withholding at the rate of 20%, or 4% for Benefited Enterprises in the Ireland Track. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise and subject that the non-Israeli shareholder would provide to prior to the divided distribution a certificate from the Israeli Tax Authority for the reduce tax rates under the tax treaty with their country of residence and additional conditions must be meet. A distribution of dividend to non-Israeli resident from income attributed to a Preferred Enterprise will be generally subject to withholding tax rates of 20%, subject to a reduced rate under the provisions of any applicable double tax treaty.

A non-resident of Israel who receives dividends from which full tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset. But, generally  non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that the shares were purchased after January 1, 2009, capital gain does not belong to the foreign resident’s permanent establishment in Israel, the security was not acquired by the foreign resident from a relative and the shares are not listed on Israeli stock exchange upon the sale of the shares. After the company’s shares had been listed for trading on a foreign Exchange capital gain does not belong to the foreign resident’s permanent establishment in Israel, the shares had to be acquired after the listing of the shares of the company on a stock exchange outside of Israel, and the provisions of section 101 of the Ordinance, the provisions of the Adjustments Law and provisions under section 130A of the Ordinance do not apply to the capital gain, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2020, 2021 and 2022, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2020, 2021 and 2022 we derived approximately 30.6%, 26.6% and 24.8% of our revenues in dollars and other currencies, 49.2%, 52.0% and 51.6% in NIS, 20.2%, 21.4% and 23.6% in Brazilian Reals. In fiscal years 2020, 2021 and 2022, 29.0%, 30.9% and 28.1% of our expenses were incurred in dollars and other currencies, 50.6%, 52.3% and 53.4% in NIS and 20.4%, 16.8% and 18.5% in Brazilian Reals.

Although we report our consolidated financial statements in dollars, in 2020, 2021 and 2022, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2020 ,2021 and 2022, we derived approximately 30.6%, 24.3% and 24.8% of our revenues in dollars and other currencies, 49.2%, 55.1% and 51.6% in NIS, 20.2%, 21.4% and 23.6% in Brazilian Reals. In fiscal years, 2020, 2021 and 2022, 29.0%, 30.9% and 28.1% of our expenses were incurred in dollars and other currencies, 50.6%, 52.3% and 53.4% in NIS and 20.4%, 16.8% and 18.5% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive loss under stockholders’ equity. In the year 2022 a loss of $ 4.6 Million. In the year 2021, a loss of $ 2.9 Million. In the year 2020 accumulated other comprehensive loss was $12.9 Million.

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

	Year Ended December 31,
	2020		2021		2022
	Actual	At 2019 exchange rates (1)	Actual	At 2020 exchange rates (1)	Actual	At 2021 exchange rates (1)
	(In US$ thousands)
Revenues	245,627	262,529	270,884	264,507	293,072	296,752
Gross profit	115,515	122,708	126,482	123,734	137,562	139,120
Operating income	27,831	31,229	54,615	53,595	58,774	59,218

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

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.A       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.          CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2022 have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2022 and such report is included elsewhere in this Form 20 -F.

Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

 (C) Attestation Report of the Registered Public Accounting Firm.

Fahn Kanne & Co.
Head Office
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32 Hamasger Street
Tel-Aviv 6721118,
Board of Directors and Stockholders	ISRAEL
PO Box 36172, 6136101
ITURAN LOCATION AND CONTROL LTD.
T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated April 19, 2023, expressed an unqualified opinion on those financial statements.

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
April 19, 2023

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), has served as our independent auditors. On December 14, 2022 they have been re-elected by our shareholders to serve as our independent auditors for the year 2022, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2021 and 2022:

	2021	2022
	(in thousands, USD)
Audit Fees (1)	573	581
Tax Fees (2)	7	13
Total	580	594

(1)
The audit fees for the years ended December 31, 2021 and 2022 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements and statutory audits.

(2)	Consists of all tax related services.

Our audit committee has approved the above audit and non-audit services provided by Grant Thornton, during the years 2021 and 2022.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2020, the Company did not purchase any of its shares. In year 2019 we purchased through our wholly owned subsidiary 227,828 of our shares. In 2019 we announced a purchase plan under Rule 10b-5 and Rule 10b-18 to purchase our shares up to $ 25 million. Plan was terminated on December 31, 2019. Plan was publicly filed on July 1,2019.  On August 2, 2021, we renewed the agreement for the year 2021 and purchased an additional 279,720 of our shares. During the year 2021, we purchased through our only owned subsidiary under the Plan 228,725 shares and an additional 50,995 shares not through publicly announced plans. During the year 2022 we purchased additional 357,362 of our shares.

Period	Total Number of Shares	Average Price Paid per Share	Total Proceeds	Maximum Approximate Value that May Yet to Be Purchased Under the Program
April	44,938	23.26	1,045,433	10,675,525
May	50,536	23.13	1,169,053	9,506,472
June	51,115	24.08	1,230,760	8,275,712
August 2022	37,890	26.39	999,989	7,275,723
September 2022	41,926	23.85	999,833	6,275,890
October 2022	43,529	22.97	999,994	5,275,896
November 2022	42,990	23.26	999,984	4,275,912
December 2022	44,438	22.50	999,978	3,275,934
Total 2022	357,362	23.63	8,445,024	3,275,934

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

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.          FINANCIAL STATEMENTS

The following consolidated financial statements and related registered public accounting firms’ reports are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	F-2 - F-4
Consolidated Balance Sheets	F-5 - F-6
Consolidated Statements of Income	F-7 - F-7
Statements of Comprehensive Income	F-8 - F-8
Statement of Changes in Equity	F-9 - F-9
Consolidated Statements of Cash Flows	F-10 - F-11
Notes to Consolidated Financial Statements	F-12 - F-47

ITEM 19.          EXHIBITS

Description of Document
1.1	Amended and Restated Articles of Association of the Company (7)
1.2	Form of Memorandum of Association of the Company (English Translation) (1)
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

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2022

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2022

=======================
=============

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 19, 2023 expressed an unqualified opinion.

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

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and intangible assets impairment analysis

As described further in Note 1N, Note 8 and Note 9 to the consolidated financial statement, the Company’s consolidated goodwill and intangible assets balances were US$39,510 and US$12,620 thousand, respectively, as of December 31, 2022. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Management determines the fair value of its reporting units using the income approach. Within the income approach, the method that was used is the discounted cash flow method with respect to the goodwill impairment analysis. Management started with a forecast of all the expected net cash flows associated with the reporting units, which includes the application of a terminal value, and then applied a discount rate to arrive at a net present value amount. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. With respect to the intangible asset's impairment analysis, management measures the recoverability of such assets to be held and used by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

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

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

Our audit procedures related to this matter included the following, among others. We tested the effectiveness of controls relating to management’s goodwill and intangible assets impairment analysis, including controls over the valuation. We tested management’s process for determining the fair value estimate, which included evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management, including revenue growth rates, discount rate and terminal growth rate with respect to goodwill and future revenues and discount rate with respect to other intangible assets. Evaluating management’s assumptions related to revenue growth rates and terminal growth rate involved evaluating whether the assumptions used by management were reasonable considering (1) the current and past performance of the reporting units, (2) the consistency with external market and industry data, and (3) the consistency of the assumptions used with evidence obtained in other areas of the audit. We also used professionals with specialized skill and knowledge to assist in the evaluation of management’s discounted cash flow model, and certain significant assumptions, including the discount rate.

FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel
April 19, 2023

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2022	2021

Current assets
Cash and cash equivalents	27,850	50,306
Investment in marketable securities	316	4,405
Accounts receivable (net of allowance for doubtful accounts)	45,821	43,916
Other current assets (Note 2)	48,156	36,979
Inventories (Note 3)	28,509	27,128
	150,652	162,734
Long-term investments and other assets
Investments in affiliated companies (Note 4A)	1,188	885
Investments in other companies (Note 4B)	1,779	1,866
Other non-current assets (Note 5)	3,129	3,146
Deferred income taxes (Note 15)	11,400	11,091
Funds in respect of employee rights upon retirement	15,146	16,205
	32,642	33,193

Property and equipment, net (Note 6)	45,598	35,652

Operating lease right of use assets, net (Note 7)	9,905	4,690

Intangible assets, net (Note 8)	12,620	16,753

Goodwill (Note 9)	39,510	39,999

Total assets	290,927	293,021

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2022	2021

Current liabilities
Credit from banking institutions (Note 10A)	11,845	17,753
Accounts payable	21,937	21,275
Deferred revenues	21,783	24,333
Other current liabilities (Note 11)	37,407	40,767
	92,972	104,128
Long-term liabilities
Deferred income taxes (Note 15)	1,534	1,952
Loan from bank institution (Note 10B)	345	13,673
Liability for employee rights upon retirement	21,224	22,476
Deferred revenues	13,036	8,902
Operating lease liabilities, non-current	6,886	1,750
Other non-current liabilities	2,071	2,337
	45,096	51,090
Contingent liabilities (Note 12)

Equity:
Stockholders’ equity (Note 13)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2022 and 2021 – 60,000,000 shares
Issued and outstanding – December 31, 2022 and 2021 – 23,475,431 shares
Additional paid- in capital	78,355	78,334
Accumulated other comprehensive loss	(45,831)	(41,888)
Retained earnings	168,963	143,259
Treasury stock at cost – December 31, 2022– 3,299,207 shares and December 31, 2021– 2,941,845 shares.	(57,673)	(49,228)
Stockholders’ equity	145,797	132,460
Non-controlling interests	7,062	5,343
Total equity	152,859	137,803

Total liabilities and equity	290,927	293,021

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2022	2021	2020

Revenues:
Telematics services	209,558	189,649	182,944
Telematics products	83,514	81,235	62,683
	293,072	270,884	245,627

Cost of revenues:
Telematics services	90,129	83,427	80,339
Telematics products	65,381	59,619	48,747
	155,510	143,046	129,086

Gross profit	137,562	127,838	116,541
Research and development expenses	16,848	14,099	12,767
Selling and marketing expenses	13,327	13,262	12,040
General and administrative expenses	48,705	46,118	49,705
Impairment of goodwill (Note 9)	-	-	10,508
Impairment of intangible assets and other expenses (income), net (Note 8)	(92)	(256)	3,690
Operating income	58,774	54,615	27,831
Other expense, net	-	(109)	(272)
Financing income (expenses), net (Note 14)	(5,944)	(5,538)	1,480
Income before income tax	52,830	48,968	29,039
Income tax expenses (Note 15)	(12,745)	(11,854)	(10,856)
Share in losses of affiliated companies, net (Note 4A)	(585)	(102)	(842)
Net income for the year	39,500	37,012	17,341
Less: Net income attributable to non-controlling interest	(2,397)	(2,756)	(1,218)
Net income attributable to the Company	37,103	34,256	16,123

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	1.82	1.65	0.77

Basic and diluted weighted average number of shares outstanding	20,418	20,769	20,813

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020

Net income for the year	39,500	37,012	17,341

Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(4,621)	(2,935)	(12,918)
Other comprehensive loss, net of tax	(4,621)	(2,935)	(12,918)

Comprehensive income	34,879	34,077	4,423
Less: comprehensive income attributable to non-controlling interests	(1,719)	(2,877)	(1,267)
Comprehensive income attributable to the Company	33,160	31,200	3,156

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid - in capital	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Non- controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2020	23,476	1,983	78,680	(25,865)	116,479	(41,947)	6,584	135,914
Changes during 2020:
Net income	-	-	-	-	16,123	-	1,218	17,341
Other comprehensive loss	-	-	-	(12,967)	-	-	49	(12,918)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,461)	(1,461)
Dividend paid	-	-	-	-	(4,918)	-	-	(4,918)
Dividend declared to non-controlling interests	-	-	-	-	-	-	(3,363)	(3,363)
Purchase of subsidiary shares from non-controlling interests	-	-	(430)	-	-	-	(320)	(750)
Stock-based compensation in a subsidiary company	-	-	54	-	-	-	-	54
Balance as of December 31, 2020	23,476	1,983	78,304	(38,832)	127,684	(41,947)	2,707	129,899

Changes during 2021:
Net income	-	-	-	-	34,256	-	2,756	37,012
Other comprehensive loss	-	-	-	(3,056)	-	-	121	(2,935)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(241)	(241)
Dividend paid	-	-	-	-	(15,809)	-	-	(15,809)
Dividend declared	-	-	-	-	(2,872)	-	-	(2,872)
Purchase of treasury shares (*)	-	-				(7,281)		(7,281)
Stock-based compensation in a subsidiary company	-	-	30	-	-	-	-	30
Balance as of December 31, 2021	23,476	1,983	78,334	(41,888)	143,259	(49,228)	5,343	137,803

Changes during 2022:
Net income	-	-	-	-	37,103	-	2,397	39,500
Other comprehensive loss	-	-	-	(3,943)	-	-	(678)	(4,621)
Dividend paid	-	-	-	-	(8,574)	-	-	(8,574)
Dividend declared	-	-	-	-	(2,825)	-	-	(2,825)
Purchase of treasury shares (*)	-	-	-	-	-	(8,445)	-	(8,445)
Stock-based compensation in a subsidiary company	-	-	21	-	-	-	-	21
Balance as of December 31, 2022	23,476	1,983	78,355	(45,831)	168,963	(57,673)	7,062	152,859

(*) See Note 13A6.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020
Cash flows from operating activities
Net income for the year	39,500	37,012	17,341
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	20,134	18,096	18,831
Interest and exchange rate on long term credit	-	(47)	(266)
Loss (gains) in respect of trading marketable securities and other investments	3,860	2,387	(4,101)
Increase in liability for employee rights upon retirement	1,243	2,069	1,445
Share in losses of affiliated companies, net	585	102	842
Deferred income taxes	(737)	(443)	(2,158)
Capital loss (gain) on sale of property and equipment, net	(224)	(166)	199
Decrease (increase) in accounts receivable	(5,104)	(3,994)	4,496
Decrease (increase) in other current and non-current assets	(11,055)	1,047	3,064
Increase (decrease) in inventories	(5,835)	(3,841)	3,120
Increase (decrease) in accounts payable	1,419	1,776	(658)
Increase (decrease) in deferred revenues	2,169	318	(5,367)
Increase (decrease) in obligation to purchase non-controlling interests	-	967	(848)
Impairment of goodwill	-	-	10,508
Impairment of other intangible assets	-	-	3,661
Increase (decrease) in other current and non-current liabilities	(837)	507	9,959
Net cash provided by operating activities	45,118	55,790	60,068

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(868)	(2,097)	(1,148)
Capital expenditures	(26,505)	(16,626)	(10,234)
Investment in affiliated company	(939)	(136)	(90)
Investment in marketable securities	(103)	-	-
Investments in (repayment of) long - term deposit	147	(48)	(32)
Investments in other companies, net	(137)	(539)	(467)
Proceeds from sale of property and equipment	1,051	922	223
Sale of marketable securities	-	-	269
Net cash used in investment activities	(27,354)	(18,524)	(11,479)

Cash flows from financing activities
Repayment of long-term loan	(16,450)	(23,773)	(18,157)
Settlement of obligation to purchase non-controlling interests	-	(11,281)	-
Short term credit from banking institutions	-	-	1,186
Acquisition of company shares	(8,445)	(7,281)	-
Purchase of shares from non-controlling interests	-	-	(750)
Dividend paid	(11,465)	(15,809)	(9,967)
Dividend paid to non-controlling interests	-	(522)	(1,761)
Net cash used in financing activities	(36,360)	(58,666)	(29,449)

Effect of exchange rate changes on cash and cash equivalents	(3,860)	(477)	(921)

Net change in cash and cash equivalents	(22,456)	(21,877)	18,219
Balance of cash and cash equivalents at beginning of year	50,306	72,183	53,964
Balance of cash and cash equivalents at end of year	27,850	50,306	72,183

Supplementary information on investing and financing activities not involving cash flows:
In November 2022, the Company declared a dividend in an amount of US$ 3 million. The dividend was paid in January 2023.

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

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020

Interest paid	713	979	1,956

Income taxes paid, net of refunds	11,094	13,497	14,402

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General
1.
Operations

Ituran Location and Control Ltd. (the “Company”) commenced operations in 1994. The Company and its subsidiaries (the “Company”) are engaged in the provision of Location based Telematics services and machine-to-machine Telematics products for use in stolen vehicle recovery, fleet management and other applications.

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

When an economy in which a foreign entity of the Company operates, becomes highly inflationary environment (an economy with a cumulative inflation rate of approximately 100% or more over a three-year period, such as the Company's subsidiaries in Argentina), the financial statements of that foreign entity are remeasured as if its functional currency is the reporting currency of its parent.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)
A.	General (cont.)
2.	Functional currency and translation to the reporting currency (cont.)
The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Brazilian Real
At December 31,
2022	3.519	5.2177	123.19 points
2021	3.110	5.5805	117.03 points
2020	3.215	5.1967	113.84 points
Increase (decrease) during the year:
2022	13.15%	(6.50%)	5.26%
2021	(3.27%)	7.39%	2.80%
2020	(6.97%)	28.93%	(0.69%)

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average.

3.	Basis of presentation The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

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

As of December 31, 2021, the impact of the outbreak of COVID-19 continues to unfold. As a result, some of the Company's estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company's estimates may change materially in future periods.

B.
Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. In these financial statements, the term “subsidiary” refers to a company over which the Company exerts control and the financial statements of which are consolidated with those of the Company. Significant intercompany transactions and balances are eliminated upon consolidation; profits from intercompany sales, not yet realized outside of the Company, are also eliminated. Non-controlling interests are presented in equity.

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
C.
Cash and cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, and short-term debentures, with original periods to maturity not exceeding three months, to be cash equivalents.

D.
Marketable securities

The Company account for its investments in marketable debt securities in accordance with ASC Topic 320-10, which is applicable to Debt Securities only, while equity securities are accounted for in accordance with ASC Topic 321-10, "Investments - Equity Securities" (“ASC Topic 321-10”).

According to ASC Topic 321-10, equity securities with readily determinable fair value are measured upon initial recognition and in subsequent periods at fair value with gains and losses reported periodically in earnings as financing income or expenses.

The investments in debt and equity securities that were held by the Company during the reported periods and were subject to the provisions of ASC Topic 320-10 were designated by management as trading securities. The security was acquired with intent to sell it in the near future.

Changes in fair value measurement of debt and equity securities for the years 2022, 2021 and 2020 amounted to gain (loss) of approximately US$ (3,860), US$  (2,387) and US$ 2,453 thousand, respectively.

E.
Treasury stock

Company shares held by the Company and a wholly owned subsidiary are presented as a reduction of equity, at their cost, under the caption “Treasury Stock”. Gains and losses upon sale of these shares, net of related income taxes, are recorded as additional paid in capital.

F.
Allowance for doubtful accounts

The allowance for doubtful accounts is determined with respect to amounts the Company has determined to be doubtful of collection, in order to reflect the expected credit losses on accounts receivable balances. Judgment is required in the estimation of the allowance for doubtful accounts and the Company evaluates the collectability of its accounts receivable based on a combination of factors including , among other things, the past experience with customers, the length of time that the balance is past due using an aging schedule, the customer's current ability to pay and their the creditworthiness using all available information about the credit risk on such customers taking into consideration the current business environment. If it becomes aware of a customer’s inability to meet its financial obligations, a specific allowance is recorded to reduce the net receivable to the amount reasonably believed to be collectible from such customer.

Accounts receivable are written off against the allowance for uncollectible accounts when the Company determines amounts are no longer collectible

See also Note 19A.

The allowance in respect of accounts receivable at December 31, 2022 and 2021 was US$4,946,000 and US$3,368,000, respectively.

G.
Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of raw materials and finished products is mainly determined on the basis of first-in, first-out (FIFO). Other method which is utilized for determining the value of inventories is the moving average. The Company regularly reviews its inventories for obsolescence and other impairment risks and reserves are established when necessary.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)
H.
Investment in affiliated companies

Investments in companies in which the Company has significant influence but less than controlling interests, are accounted for by the equity method. Income on intercompany sales, not yet realized outside of the Company, was eliminated. The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

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

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g., budgets, business plans, financial statements, etc.). During 2022, 2021 and 2020, no impairment was identified with respect to such affiliated companies.

Investments in companies in which the Company no longer has significant influence, are classified as "investments in other companies". See I below.

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

J.
Derivatives

The Company applies the provisions of ASC Topic 815, "Derivatives and Hedging". In accordance with ASC Topic 815, all the derivative financial instruments are recognized as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For derivative financial instruments that are designated and qualify as hedging instruments for accounting purposes, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

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

For all other derivative financial instruments that are not designated or qualify as hedging instruments for accounting purposes, the changes in fair value are recognized periodically in profit or loss, as incurred. As of December 31, 2022 and 2021 and during the years then ended, the Company did not have material financial derivatives.

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

L.
Impairment of long-lived assets

The Company’s long-lived assets (including finite-lived intangible assets) are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value (see also Note 1N).

M.
Income taxes

The Company accounts for income taxes in accordance with ASC Topic 740-10, "Income Taxes". According to this guidance, deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and the tax bases of assets and liabilities under the applicable tax law. Deferred tax balances are computed using the tax rates expected to be in effect at the time when these differences reverse. Valuation allowances in respect of the deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized. Deferred tax balances are presented as non-current amounts.

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

Commencing fiscal 2020, upon the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment test), when the Company decides or is required to perform the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. In the performance of the quantitative analysis the Company applies assumptions that market participants would consider in determining the fair value of each reporting unit.

As of December 31, 2022, 2021 and 2020, the Company had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which with an allocated amount of approximately US$1.7 million of goodwill, the Company performed a qualitative assessment as of December 31, 2022 and 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$32.3 million of goodwill (as of December 31, 2022), the Company performed the annual impairment test, as of December 31, 2022 using a qualitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was performed using the income approach. The Company has historically performed an annual goodwill assessment for such reporting unit as of June 30 of each year or more often if indicators of impairment were present. Following the second closing of the RT acquisition, the Company decided to change the date of its annual impairment assessment from June 30 to December 31. Accordingly, the Company performed a qualitative assessment as of December 31, 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which with an allocated amount of approximately US$2.0 million of goodwill, the Company performed a qualitative assessment as of December 31, 2022 and 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$3.5 million of goodwill (as of December 31, 2022), the Company performed the annual impairment test, as of December 31, 2022 using a qualitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was perform using the income approach.

The Company has historically performed an annual goodwill assessment for such reporting unit as of June 30 of each year or more often if indicators of impairment are presented. Following the second closing of the RT acquisition, the Company decided to change the date of its annual impairment assessment from June 30 to December 31. Accordingly, the Company performed a qualitative assessment as of December 31, 2021, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required.

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

As of December 31, 2022, the intangible assets are amortized as follows:

Years
Customer relationship	3
Technology services	5
Other	5

During 2022 and 2021, the Company did not record any impairment. During 2020, the Company recorded an intangible assets impairment loss in the amount of approximately US$3.7 million. The impairment was recorded in the consolidated statement of income under "Impairment of intangible assets and other expenses". See Note 8.

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

Severance payments for the abovementioned policies for the years ended December 31, 2022, 2021 and 2020, amounted to US$2,115, US$1,910 and US$1,610 thousand, respectively.

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

Revenues from SVR services subscription fees and from installation services (related to AVL products that remain as the company property), sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes, as a single performance obligation, since the installation services element was determined not to be ‘distinct’. Accordingly, the entire contract fee for the two deliverables was recognized over time, on a straight-line basis over the subscription period.

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

Capitalized software costs are amortized on a product-by-product basis by the straight-line method over the estimated useful life of the software product (3-5 years).

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of such intangible assets based on the estimated future gross revenues from each product net of the estimated future costs of completing and disposing of that product (including the estimated costs of performing maintenance and customer support over the remaining economical useful life), cost of completion of products and cost of delivery to customers over its remaining economical useful life. During each of the years ended December 31, 2022 and 2021, no such unrecoverable amounts were identified.

T.
Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2022, 2021 and 2020 amounted to US$7.3 million, US$8.0 million and US$8.1 million, respectively. Advertising expenses are presented among "selling and marketing expenses".

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
X.
Stock-based compensation

The Company accounts for stock-based compensation to employees and non-employees in accordance with ASC 718, "Compensation - Stock Compensation", ("ASC 718"). The fair value of the award, is recognized in the Company's consolidated statement of income as an expense over the requisite service periods. However, when a grant includes a performance condition (that is not considered as 'market condition'), the compensation cost is recognized if and when it is probable that the condition will be achieved. During the reported periods there were no significant grants of equity-based payment awards.

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

Y.
Obligation to purchase non-controlling interests

An obligation to acquire shares of a subsidiary held by Non-controlling interests at a stated future date, represented liability under ASC Topic 480. Upon initial recognition such liability was measured at fair value in accordance with ASC Topic 480-10-30-3 at the amount of cash that would be paid under the conditions specified in the contract if the shares were repurchased immediately and in subsequent periods at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date with any change in value from the previous reporting date recognized as interest cost. In addition, the Non-controlling interests subject to such obligation were not recognized and no earnings were allocated to them.

On September 22, 2021, the Company settled the obligation to purchase the remaining 18.7% of the shares of Ituran Spain Holdings for cash in the amount of $11.3 million. As a result, the balance of the obligation to purchase non-controlling interests was derecognized.

Z.
Leases

The Company entered into several non-cancelable lease agreements for real estate (mainly offices, warehouses and base sites), network equipment and vehicles for use in its operations, which are classified as operating leases.

Lease accounting policy applied from January 1, 2019 (following the adoption of ASC Topic 842):

The Company determines if an arrangement is a lease at inception.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)
Z.	Leases (cont.)

A classification of a lease is determined based on the following criteria:

1.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

2.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

3.	The lease term is for the major part of the remaining economic life of the underlying asset (Generally, 75% or more of the remaining economic life of the underlying assets).

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

With the exception of short-term leases, Operating leases are included at the commencement date as a lease liability, which represent the Company ‘s obligation to make lease payments arising from a lease, measured on a discounted basis. As the leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on information available on the commencement date in determining the present value of lease payments. Concurrently, the Company recognizes a right-of-use asset ("ROU") at the same amount of the liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease which represents the Company’s right to use, or control the use of, a specified asset for the lease term. In subsequent periods the ROU asset is measured at the present value of the remaining lease payments, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Further, the Company recognizes lease expenses on a straight-line basis over the lease term.

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
AB.
Recently issued accounting pronouncements, not yet adopted

In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. Adopting the new guidance in an interim period other than the first fiscal quarter requires an entity to apply the new guidance to all prior business combinations that have occurred since the beginning of the annual period in which the new guidance was adopted. The Company plans to adopt the new accounting standard effective January 1, 2023 and will apply the guidance prospectively to all business combinations with an acquisition date occurring on or after January 2023.

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2022	2021
Prepaid expenses	30,187	20,858
Government institutions	5,831	6,687
Deferred contract costs	8,962	7,521
Advances to suppliers	2,154	1,116
Employees	375	309
Others	647	488
	48,156	36,979

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2022	2021
Finished products	16,894	14,156
Raw materials	11,615	12,972
	28,509	27,128

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2022	2021
Bringg	300	500
Lumax	414	357
Ituran MOB	437	-
Cellutrack	37	28
	1,188	885

B.Investment in other companies

During the years 2021-2022, the Company made additional investments in two Israeli startups

The total investments in such companies were US $0.1 and US $0.6 million during the years ended December 31,2022 and 2021, respectively.
NOTE 5	-	OTHER NON-CURRENT ASSETS
	US dollars
	December 31,
(in thousands)	2022	2021

Deferred contract costs (*)	2,942	2,840
Deposits	187	306
	3,129	3,146

(*)	See Note 1W.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6	-	PROPERTY AND EQUIPMENT, NET
A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2022	2021
Cost:
Operating equipment (*)	56,070	43,751
Office furniture, equipment and computers	49,629	51,788
Land	1,667	1,728
Buildings	5,492	5,818
Vehicles	9,829	9,976
Leasehold improvements	9,042	9,750
	131,729	122,811
Less – accumulated depreciation (**)	(86,131)	(87,159)
Total property and equipment, net	45,598	35,652

(*)	As of December 31, 2022 and 2021, an amount of US$38.1 million and US$25.5 million is subject to operating lease transactions, respectively.

(**)	As of December 31, 2022 and 2021, an amount of US$22.6 million and US$13.5 million is subject to operating lease transactions, respectively.

B.
During the years ended December 31, 2022, 2021 and 2020, depreciation expenses were US$ 13.9 million, US$ 12.3 million and US$ 12.9 million, respectively and additional property and equipment was purchased in an amount of US$ 23.9 million, US$ 13.7 million and US$ 7.2 million, respectively.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	-	LEASES (cont.)
The components of lease costs, lease term and discount rate are as follows:

US dollars
Year Ended
(in thousands)	December 31, 2022

Operating lease cost:
Office and warehouse space	2,264
Base stations	971
Vehicle	38
Others	19
3,292
Weighted Average Remaining Lease Term (years):
Office space	6.1
Base stations	3.2
Vehicle	1.5
Others	1.5

Weighted Average Discount Rate (%):
Office space	5.29
Base stations	6.55
vehicle	10.84
Others	5.13

Supplemental cash flow information related to operating leases was as follows:

US dollars
Year Ended
(in million)	December 31, 2022

Cash paid for amounts included in the measurement of lease liabilities:	3.3
Operating cash flows from operating leases

The following is a schedule, by years, of maturities of operating lease liabilities as of December 31, 2022:

US dollars
(in thousands)	December 31, 2022

Period:
2023	3,275
2024	2,220
2025	1,487
2026	1,420
2027	1,254
Thereafter	2,042
Total operating lease payments	11,698
Less: imputed interest	(1,793)
Present value of lease liabilities	9,905

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	INTANGIBLE ASSETS, NET
	US dollars
	December 31,	Year ended December 31,				December 31,
	2020	2021				2021
(in thousands)	Opening balance	Impairment (*)	Amortization (**)	Additions	Translation differences	Closing balance
Costumer relationship	3,331	-	(1,486)	-	-	1,845
Technology	14,140	-	(3,573)	2,891	148	13,606
Others	2,461	-	(769)	62	(452)	1,302
	19,932	-	(5,828)	2,953	(304)	16,753

	US dollars
	December 31,	Year ended December 31,				December 31,
	2021	2022				2022
(in thousands)	Opening balance	Impairment	Amortization (**)	Additions	Translation differences	Closing balance
Costumer relationship	1,845	-	(1,487)	-	-	358
Technology	13,606	-	(4,223)	2,432	(522)	11,293
Others	1,302	-	(531)	172	26	969
	16,753	-	(6,241)	2,604	(496)	12,620

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

(**)
As of December 31, 2022, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2023- US$ 5,187 thousand, 2024- US$ 4,328 thousand, 2025- US$ 2,775 thousand, 2026- US$ 251 thousand and 2027 – US$ 79 thousand.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	-	GOODWILL The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2020 are as follows:

	US dollars
	Telematics services	Telematics products	Total
(in thousands)
Balance as of January 1, 2021	34,152	5,710	39,862
Changes during 2021:
Impairment (**)	-	-	-
Translation differences	63	74	137
Balance as of December 31, 2021 (*)	34,215	5,784	39,999

Changes during 2022:
Translation differences	(225)	(264)	(489)
Balance as of December 31, 2022 (*)	33,990	5,520	39,510

(*)	The accumulated amount of goodwill impairment loss as of December 31, 2022, and 2021 was US$29.89 million.

(**)
As a result of the circumstances described in note 8(*) the Company recorded on June 30, 2020, a goodwill impairment in the total amount of US$10.5 million in connection with two reporting units (both units related to Road track operations). One reporting unit within the Telematics services and the other reporting unit within the Telematics product's segments. The impairment was based on valuation performed by the management using the assistance of a third-party appraiser in accordance with the income approach. The significant assumptions used for the assessment were 3.5 years of projected net cash flows, a discount rate of 17.5% and a long-term growth rate of 0.5%.

The Company, with the assistance of a third-party appraiser, performed the annual goodwill impairment test, as of June 30, 2021 and reached to a conclusion that no impairment should be recorded at that point.

The Company has historically performed an annual goodwill assessment as of June 30 of each year or more often if indicators of impairment are presented. following the second closing of the RT acquisition (which was completed on September 22,2021), the Company decided to change the date of its annual impairment assessment from June 30 to December 31.

The Company performed annual assessments as of December 31, 2022 and 2021, and reached a conclusion that no impairment should be recorded at both points of time.

NOTE 10	-	CREDIT FROM BANKING INSTITUTIONS
A.	Short term loans:

	US dollars
	December 31,
(in thousands)	2022	2021

Short-term loans - linked to the Mexican Pezo	206	195
Current maturities of long-term loan (Note 10B)	11,639	17,558
	11,845	17,753

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10	-	CREDIT FROM BANKING INSTITUTIONS (cont.)
B.
Long term loan:

In August 2018, the Company signed on Loan Agreement (the “Loan agreement”) with commercial Israeli bank (the “Bank”) under which the Company has received an amount of approximately 296 million NIS (US$81.7 million) (the “Loan”) from the bank for a period of 5-years that bears an annual interest rate of prime rate (as of December 31, 2022, the prime rate was 4.75%) + 0.53%. In December 2018 and March 2021, the Company early repaid the bank amounts of approximately 30 and 20 million NIS respectively (US$8.0 and US$6.0 million, respectively).

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

The company is required to maintain such covenants on a quarterly basis

Upon noncompliance with any of the abovementioned covenants, the bank shall have the right to demand immediate repayment of the remaining balance of the loan.

During 2021, 2022 and as of December 31, 2022, and 2021, the Company was in compliance with the Loan Covenants.

C.	Maturity dates:

US dollars
December 31,
(in thousands)	2022

First year	11,845
Second year	206
Third year	139
12,190

D.	Lines of credit: Unutilized short-term lines of credit of the Company as of December 31, 2022, aggregated to US$1.2 million.

NOTE 11	-	OTHER CURRENT LIABILITIES Composition:

	US dollars
	December 31,
(in thousands)	2022	2021

Accrued expenses	11,937	14,967
Accrued payroll and related taxes	8,359	8,395
Government institutions	7,958	7,513
Accrued dividend	4,179	4,403
Operating lease liabilities, current	3,019	2,940
Others	1,955	2,549
	37,407	40,767

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES
A.	Claims

1.
During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding all for the period 2007-2012.Total amounts of approximately R$23.0 million (US$4.4 million). as of December 2022, including interest and penalties. The reason Anatel demand the payment of FUST and FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. The authorities have construed that we render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense against such claims. We are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

2.
On July 13, 2015 the company received a purported class action lawsuit which was filed against the Company in the District Court of Central Region in Tel-Aviv, by one plaintiff who is a subscriber of the Company, alleging that the Company, which was declared a monopoly under the Israeli Antitrust Law, 1988, unlawfully abused its power as a monopoly and discriminated between its customers. The plaintiff claims that the alleged discrimination resulted from the Company charging higher monthly subscription fees from customers who are obliged by insurance company requirements to install location and recovery systems in their vehicles than the monthly subscription fees that are charged from customers who are not required by insurance companies to install location and recovery systems in their vehicles. In addition, the plaintiff claims that the Company offers to customers who are not required by insurance companies to install location and recovery systems in their vehicles, a discounted warranty service to their location and recovery systems. The plaintiff claims in addition to the above, that such actions raise additional causes of action against the Company such as negotiations without good faith, executing contract without good faith, breach of contract, unjust enrichment, breach of consumer protection laws, tort laws, and breach of statutory duty. The lawsuit is yet to be approved as a class action. The total amount claimed if the lawsuit is approved as a class action was estimated by the plaintiff to be approximately NIS 300 million (approximately US$85.2 million). Our defense against the approval of the class action lawsuit was filed on January 3, 2016. The plaintiff has responded to our defense on February 29, 2016. Hearing for first stage, i.e. whether claim will be approved as a class action are over and parties are filing their summaries. A class action lawsuit based on similar claims, against the Company, which was filed on form 6-K on March 22, 2011, was dismissed by the court on the request of both parties, on March 5, 2012 for a small compensation to the plaintiff and his attorneys, in a total amount of NIS 30,000 (approximately US$8,500). Such dismissal of a similar class action lawsuit may have a positive effect on the Company's defense against the current lawsuit. Based on the opinion of the company's legal counsels, the chances that the lawsuit will not be approved as a class action lawsuit are higher than it will be approved. However, if the company will not be successful in defending these claims, the company could be subject to significant costs, adversely affecting our results of operations. As of December 31, 2022, there is no change in the lawsuit status.

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
B.
The Company was declared a monopoly under the Israeli Antitrust Law, 1988, in the market for the provision of systems for the location of vehicles in Israel. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli Competition Authority may further declare that the Company has abused its position in the market. Any such declaration in any suit in which it is claimed that the Company engages in anticompetitive conduct may serve as prima facie evidence that the Company is either a monopoly or that it has engaged in anticompetitive behavior. Furthermore, it may be ordered to take or refrain from taking certain actions, such as setting maximum prices, in order to protect against unfair competition.

C.
Commitments

As of December 31, 2022, minimum future rentals under operating leases of buildings, vehicles and base station sites for periods were as follows: 2023 – US$ 3.3 million, 2024 – US$ 2.2 million, 2025 US$ 1.5 million, and hereafter– US$ 4.7 million.

The leasing fees expensed in each of the years ended December 31, 2022, 2021 and 2020, were US$ 3.3 million, US$ 2.7 million and US$ 3.2 million, respectively.

NOTE 13	-	STOCKHOLDERS’ EQUITY
A.	Share capital:

1.	Composition:

December 31, 2022 and 2021	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2.	In September 2005, the Company registered its ordinary shares for trade in the United States.

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

5.
During 2019, the Company's fully owned subsidiary had repurchased a total of 227,828 shares amounting to approximately $6.0 million. On July 21, 2021, the board of directors approved to continue the share buyback program that was approved on May 21, 2019 (total amount that was approved on May 21, 2019, was 25 million and the actual purchases until 2021 was only 6 million).

During 2021, a Company's fully owned subsidiary had repurchased a total of 228,725 shares amounting to approximately $6.0 million.

During 2021, the Company had repurchased a total of 50,995 shares amounting to approximately $1.3 million.

During 2022, a Company's fully owned subsidiary had repurchased a total of 146,589 shares amounting to approximately $3.4 million.

During 2022, the Company had repurchased a total of 210,773 shares amounting to approximately $5.0 million.

As of December 31, 2022, an amount of 3,299,207 ordinary shares representing 14.05% of the share capital of the Company is held by the Company and its' fully owned subsidiary as treasury shares.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY (Cont.)

A.	Share capital (Cont.):

6.	Treasury stock have no voting rights.

B.	Retained earnings

1.
In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired either by the Company or its subsidiary (presented as a separate item in the consolidated balance sheet and the statement of changes in equity) must be deducted from the amount of retained earnings.

2.	Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel are converted into dollars on the basis of the exchange rate prevailing at the date of declaration.

3.
During May 2020 (As part of the steps the Company did in order to cope with Covid-19), the Company's board of directors unanimously approved a freeze on the dividend distribution policy until further notice.

4.
On March 3, 2021, the board of directors unanimously approved the unfreeze of the dividend policy and approved the distribution of a cash dividend in the amount of $0.48 per share, totaling approximately US$10 million. The Company paid the dividend on April 6, 2021.

5.	On March 3, 2021, the board of directors also approved a dividend policy of $3 million, per quarter.

6.
During the years ended December 31, 2022, 2021 and 2020, the Company declared dividends in the amount of US$ 0.56, US$ 0.9 and US$ 0.24, per share, totaling US$ 12.0, 20.0 and 5.0 million, respectively (including fourth quarter dividend declared and paid on the following month of January).

NOTE 14	-	FINANCING INCOME (EXPENSES), NET

	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020

Short-term interest expenses commissions and other	(1,923)	(1,367)	(895)
Gains (loss) in respect of marketable securities and other investments	(3,860)	(2,387)	4,375
Interest expenses in respect of long-term loans	(654)	(883)	(1,299)
Interest income in respect of deposits	995	538	302
Income (expenses) related to taxes positions	35	190	(501)
Exchange rate differences and others, net	(537)	(662)	(1,350)
Income (expenses) in respect of changes in obligation to purchase non-controlling interests (*)	-	(967)	848
	(5,944)	(5,538)	1,480

(*) See Note 1Y

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX
A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020
Income taxes (tax benefit):
Current taxes:
In Israel	9,110	4,916	5,841
Outside Israel	4,711	6,954	4,341
	13,821	11,870	10,182
Deferred taxes:
In Israel	(102)	(300)	(553)
Outside Israel	(634)	(143)	(1,605)
	(736)	(443)	(2,158)
Taxes in respect of prior years:
In Israel	(457)	341	(*)2,751
Outside Israel	117	86	81
	(340)	427	2,832
	12,745	11,854	10,856

(*)
During November 2020, the Company has received tax assessments from the Israeli tax authority ("ITA") for the years 2016-2018 amounting to approximately NIS 13 million (approximately US$4 million). An amount of approximately NIS 6 million (approximately US$2 million) due to timing differences (this amount was claimed by the Company in its tax filings for the years ended December 31, 2019, 2020 and 2021) related to the deduction of certain expenses for tax purposes. The Company had reached, in November 2020, an agreement with ITA that these amounts will be deducted only during the years 2019-2022. Accordingly, the Company recorded tax expenses in the amount of NIS 9 million (approximately US$3 million) in respect of prior periods, and simultaneously recorded a deferred tax benefit in a similar amount. In addition, the Company was required to pay ITA an amount of NIS 2 million (approximately US$0.6 million) as interest expense. Such amount was recognized as part of financing income, net.

B.
Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

Until December 31, 2007, the Company and its Israeli subsidiaries reported income for tax purposes in accordance with the provisions of the Inflationary Adjustments Law, whereby taxable income was measured in NIS, adjusted for changes in the Israeli Consumer Price Index ("CPI"). Commencing January 1, 2008, this law became void, and in its place, there are transition provisions, whereby the results of operations for tax purposes are measured on a nominal basis.

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

2.
As of December 31, 2022, one Israeli subsidiary (located in areas other than Development Zone A) is entitled to a "Preferred Company " status pursuant to the investment law and subject to 16% corporate tax rate.

D.	The Law for the Encouragement of Capital Investments, 1959, under the 2016 amendment (the "Investment Law")

1.
In December 2016 new legislation amended the Investments Law (the "2016 amendment"). Under the 2016 amendment a new status of "Technological Preferred Enterprise" was introduced to the Investment Law.

Technological Preferred Enterprise – an enterprise which, amongst other condition, is part of a consolidated Company with consolidated revenues of less than NIS 10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to a tax rate of 12% on profits derived from intellectual property, and a Technological Preferred Enterprise in Development Zone A will be subject to tax rate at a 7.5%.

2.
As of December 31, 2022, two Israeli subsidiaries (located in areas other than Development Zone A) are entitled to a "Technological Preferred Enterprise" status pursuant to the investment (under the 2016 amendment) law and subject to 12% corporate tax rate. Income not eligible for Technological Preferred Enterprise is taxed at the regular corporate tax rate or at the preferred tax rate as mention in Note C1 above, as the case may be.

E.
Israeli corporate tax rates

Taxable income of the Company and its Israeli subsidiaries (that are not entitled to special tax rates as described above) is subject to a corporate tax rate of 23% in 2020, 2021 and 2022.

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

I.	Carry forward foreign tax credits and tax losses As of December 31, 2022, there are no losses carried forward that are likely to be used in the near future.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

J.	The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020
Pretax income	52,830	48,968	29,039
Statutory tax rate	23%	23%	23%
Tax computed at the ordinary tax rate	12,151	11,263	6,679
Nondeductible expenses (income)	2,123	(282)	2,220
Losses and timing differences in respect of which no deferred taxes assets were recognized	1,742	446	423
Tax adjustment in respect of different tax rates	499	1,202	753
Adjustment in respect of tax rate deriving from “approved enterprises”	(3,002)	(1,874)	(1,583)
Tax related to previous years	(340)	427	2,832
Others	(428)	672	(468)
	12,745	11,854	10,856

K.	Summary of deferred taxes

Composition:

	US dollars
	December 31,
(in thousands)	2022	2021
Deferred taxes
Provision for vacation, recreation and bad debt	560	1,697
Provision for other employee related obligations	1,758	1,362
Provision for deferred revenues/expenses and other obligations	4,207	3,963
Other temporary differences, net	3,341	2,117
	9,866	9,139

	US dollars
	December 31,
(in thousands)	2022	2021

Deferred income taxes included in long-term investments and other assets	11,400	11,091
Deferred income taxes included in long-term liabilities	(1,534)	(1,952)
	9,866	9,139

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

L.	Income before income taxes is composed as follows:
	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020
The Company and its Israeli subsidiaries	51,562	39,594	38,469
Non-Israeli subsidiaries	1,268	9,374	(9,430)
	52,830	48,968	29,039

NOTE 16	-	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	37,103	34,256	16,123

	Number of shares
	Year ended December 31,
(in thousands)	2022	2021	2020
Weighted average number of shares used in the computation of basic and diluted earnings per share	20,418	20,769	20,813

NOTE 17	-	RELATED PARTIES

A.
The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, serves as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance is entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2022, US$ 502 thousand and US$ 870 thousand, respectively (In 2021 US$ 455 thousand and US$ 963 thousand, respectively.)

Tzivtit Insurance is entitled to commissions in an aggregate amount of NIS 387 thousand (US$115 thousand) to be paid to Tzivtit Insurance by the insurance company on account of these policies, (US$ 114 thousand and US$ 130 thousand in 2021 and 2020, respectively).

B.
With a financial consulting to pay the consultant monthly consulting fees of NIS 15,000 (US$ 4,800) a month, linked to the Israeli Consumer Price Index. The aggregate amount paid to Professor Kahane in each of the years 2022, 2021 and 2020 was approximately US$ 70,000, US$ 69,000 and US$ 64,000, respectively.

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

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide services as independent contractors, which shall be entitled to a monthly payment of NIS 225,000, 175,000, 175,000 and 125,000 respectively plus VAT (US$64,000, US$50,000, US$50,000 and US$36,000 respectively) linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On December 12, 2022 the Company's general meeting of shareholders has reapproved the compensation policy for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

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

The terms of the Cash incentives applicable to the "Executive Offices Holders", as set forth in their agreements referred to above (the "Agreements"), are as follows:

•
"Target-based Cash Incentives" means a cash incentive awarded to the Executive Office Holders for the Company's achievement of the following Profit-Before-Tax targets in each calendar year following the effective date of the above agreements, in which the Minimum Threshold (as defined below) has been achieved:

Company's Profit-Before-Tax Targets (In US$thousands) (*)	Level of Incentive - As a Percentage of the Executive Office Holder's Annual Cost of Pay

24,001 - 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

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

C. (cont.)

In 2022 and 2021 Executive Offices Holders were entitled to Target based cash incentives at the maximum rate of (150%).

Due to the Covid-19 effects and based on their own initiative, the Company's Executive Office Holders agreed to temporarily decrease their base salary by 25% from April 2020, for an indefinite period until they will perceive that the effect of Covid -19 on Company’s business will be less significant. In April 2021, the temporarily decrease in their base salary reduction was canceled.

The Company's Executive Office Holders also agreed to temporarily delay the payment of their Target-based Cash Incentives for 2020, during the first quarter of 2021 the Company paid the Executive Office Holders the incentives for 2020 (additional amount of $3 million).

The table below summarizes the aggregate amounts paid to the companys' Executive Office Holders:

	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020
Izzy Sheratzky	3,380	3,412	1,096
Eyal Sheratzky	2,679	2,692	864
Nir Sheratzky	2,679	2,692	864
Gil Sheratzky	1,841	1,934	518

NOTE 18	-	SEGMENT REPORTING

A.
General information:

The operations of the Company are conducted through two different core activities: Location based services ("Telematics services") and Wireless communications products ("Telematics products"). These activities also represent the reportable segments of the Company.

The reportable segments are viewed and evaluated separately by Chief Operating Decision Maker (the Company's Co-Chief Executive Officers), since the marketing strategies, processes and expected long term financial performances of the segments are different.

Telematics services:

The telematics services segment consists predominantly of regionally- based stolen vehicle recovery (SVR) services, fleet management services and value-added services that include among others, connected car, UBI (usage base insurance), personal advanced locater services and concierge services.

The Company provides Location based services in Israel, Brazil, Argentina, Colombia, Mexico, Ecuador and the United States.

Telematics products:

The telematics product segment consists mainly of short and medium range two-way machine-to-machine wireless communications products that are used for various applications, including automatic vehicle location, and automatic vehicle identification.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Year ended December 31, 2022
Revenues	209,558	83,514	293,072
Operating income	56,287	2,487	58,774
Assets	97,244	35,436	132,680
Goodwill	33,990	5,520	39,510
Expenditures for assets	18,705	1,320	20,025
Depreciation and amortization	12,679	1,959	14,638

Year ended December 31, 2021
Revenues	189,649	81,235	270,884
Operating income	48,072	6,543	54,615
Assets	79,535	38,312	117,847
Goodwill	34,215	5,784	39,999
Expenditures for assets	9,057	1,053	10,110
Depreciation and amortization	11,411	2,142	13,553

Year ended December 31, 2020
Revenues	182,944	62,683	245,627
Operating income (loss)	28,666	(835)	27,831
Assets	89,939	22,425	112,364
Goodwill	34,152	5,710	39,862
Expenditures for assets	6,116	1,142	7,258
Depreciation and amortization	12,471	2,008	14,479
Impairment of goodwill	9,479	1,029	10,508
Impairment of intangible assets	1,869	1,792	3,661

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2022	2021	2020

Total revenues of reportable segment and consolidated revenues	293,072	270,884	245,627

Operating income
Total operating income for reportable segments	58,774	54,615	27,831
Unallocated amounts:
Financing income, net	(5,944)	(5,538)	1,480
Other expense, net	-	(109)	(272)
Consolidated income before taxes on income	52,830	48,968	29,039

Assets
Total assets for reportable segments (*)	172,190	157,846	152,226
Other unallocated amounts:
Current assets	72,190	93,244	117,295
Investments in affiliated and other companies	2,967	2,751	2,171
Property and equipment, net	14,795	15,783	17,180
Other unallocated amounts	28,785	23,397	23,600
Consolidated total assets (at year end)	290,927	293,021	312,472

Other significant items
Total expenditures for assets of reportable segments	20,025	10,110	7,258
Unallocated amounts	6,480	6,516	2,976
Consolidated total expenditures for assets	26,505	16,626	10,234

Total depreciation, amortization and impairment for reportable segments	14,638	13,553	28,648
Unallocated amounts	5,496	4,543	4,352
Consolidated total depreciation, amortization and impairment	20,134	18,096	33,000

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

E.	Geographic information
	Revenues
	Year ended December 31,
(in thousands)	2022	2021	2020

Israel	150,423	140,569	120,515
Brazil	69,091	57,764	61,470
Others	73,558	72,551	63,642
Total	293,072	270,884	245,627
	Property and equipment, net
	December 31,
(in thousands)	2022	2021	2020

Israel	13,138	14,524	13,784
Brazil	23,488	13,617	14,462
Others	8,972	7,511	9,407
Total	45,598	35,652	37,653

-	Revenues were attributed to countries based on customer location.
-	Property and equipment were classified based on major geographic areas in which the Company operates.

F. Major customers

During 2020, 2021 and 2022 there were no sales exceeding 10% of total revenues to none of the Company customers.

G. Major product lines and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the years ended December 31, 2021 and 2022:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2021			Year ended December 31, 2022
	Telematics services	Telematics products	Total	Telematics services	Telematics products	Total
At a point of time	-	78,947	78,947	-	81,342	81,342
Over a period of time	189,649	2,288	191,937	209,558	2,172	211,730
	189,649	81,235	270,884	209,558	83,514	293,072

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the year ended December 31, 2020:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2020
	Telematics services	Telematics products	Total
At a point of time	-	60,953	60,953
Over a period of time	182,944	1,730	184,674
	182,944	62,683	245,627

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.
Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and marketable securities.

Most of the Company’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2022 and 2021, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

Most of the Company’s sales are made in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia and the United States to a large number of customers, including insurance companies and Car manufacturers. Management periodically evaluates the collectability of the trade receivables to determine the amounts that are doubtful of collection and determine a proper allowance for doubtful accounts. Accordingly, management believes that the Company’s trade receivables do not represent a substantial concentration of credit risk.

From time to time the Company enters into foreign exchange forward contracts intended to protect against the increase in the purchase price of forecasted inventory purchases dominated in currencies other than the functional currency of the purchasing entity.

However, during the years ended December 31, 2022, and 2021 such activity was limited.

B.
Foreign exchange risk management

The Company operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency of each of the entities of the Company.

During the years 2022 and 2021 the company did not have hedging activity, and as of December 31, 2022, and 2021 there were no material forward exchange contracts outstanding.

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

The Company measured cash and cash equivalents, marketable securities and derivative financial instruments at fair value. Such financial instruments are measured at fair value, on a recurring basis. The measurement of cash and cash equivalents and marketable securities are classified within Level 1. The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting dates, based on the prevailing currency prices and the relevant interest rates. Such measurement is classified within Level 2. However, as of December 31, 2022 and 2021, the company did not have material financial derivatives.

The fair value of the financial instruments included in the working capital of the Company (cash and cash equivalents, accounts receivable, accounts payable and other current assets and liabilities) approximates their carrying value, due to the short-term maturity of such instruments.

The fair value of the long-term liability (loans from bank institutions) approximates its fair value, as the loan carries variable interest rate.

See Note 1N regarding non-recurring measurement of the fair value of certain non-financial assets (mainly reporting units with goodwill and other definite-lite intangible assets).

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2022 and 2021:

	December 31, 2022
(in thousands)	Level 1	Level 2	Level 3

Trading securities	316	-	-
Total	316	-	-

	December 31, 2021
(in thousands)	Level 1	Level 2	Level 3

Trading securities	4,405	-	-
Total	4,405	-	-

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ITURAN LOCATION AND CONTROL LTD.

(Registrant)

By: /s/ Eyal Sheratzky	/s/ Nir Sheratzky
Eyal Sheratzky	Nir Sheratzky
Co-Chief Executive Officers

Dated: April 19, 2023