Form 20-F
period 2023-12-31
Ituran Location & Control Ltd.
filed 2024-04-18
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

N/A
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

19,893,580

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

TABLE OF CONTENTS

USE OF CERTAIN TERMS		iv
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		iv
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	RESERVED
B.	CAPITALIZATION AND INDEBTEDNESS	1
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	1
D.	RISK FACTORS	1
ITEM 4.	INFORMATION ON THE COMPANY	9
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	9
B.	BUSINESS OVERVIEW	10
C.	ORGANIZATIONAL STRUCTURE	21
D.	PROPERTY, PLANTS AND EQUIPMENT	21
ITEM 4A.	UNRESOLVED STAFF COMMENTS	23
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	23
A.	OPERATING RESULTS	23
B.	LIQUIDITY AND CAPITAL RESOURCES	31
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	34
D.	TREND INFORMATION	34
E.	OFF-BALANCE SHEET ARRANGEMENTS	34
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
A.	DIRECTORS AND SENIOR MANAGEMENT	35
B.	COMPENSATION	39
C.	BOARD PRACTICES	43
D.	EMPLOYEES	47
E.	SHARE OWNERSHIP	49

i

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A.	MAJOR SHAREHOLDERS	50
B.	RELATED PARTY TRANSACTIONS	52
C.	INTERESTS OF EXPERTS AND COUNSEL	56
ITEM 8.	FINANCIAL INFORMATION	56
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	56
B.	SIGNIFICANT CHANGES	57
ITEM 9.	THE OFFER AND LISTING	57
A.	OFFER AND LISTING DETAILS	57
B.	PLAN OF DISTRIBUTION	57
C.	MARKETS	57
D.	SELLING SHAREHOLDERS	57
E.	DILUTION	57
F.	EXPENSES OF THE ISSUE	57
ITEM 10.	ADDITIONAL INFORMATION	57
A.	SHARE CAPITAL	57
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	57
C.	MATERIAL CONTRACTS	65
D.	EXCHANGE CONTROLS	65
E.	TAXATION	65
F.	DIVIDENDS AND PAYING AGENTS	73
G.	STATEMENT BY EXPERTS	73
H.	DOCUMENTS ON DISPLAY	73
I.	SUBSIDIARY INFORMATION	73
J.	ANNUAL REPORT TO SECURITY HOLDERS	73

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

CAUTIONARY NOTE REGARDING FORWARDLOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The use of the words “projects,” “believes,” “expects,” “may,” “plans” or “intends,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the assumption that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders, that our markets will continue to grow, that our products will remain accepted within their respective markets and will not be replaced by new technology, that competitive conditions within our markets will not change materially or adversely, that we will retain key technical and management personnel, that our forecasts will accurately anticipate market demand, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In addition, our business and operations are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties described in this annual report in Item 3D: Risk Factors. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to  review any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”).

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.                   (Reserved)

B.                   CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                   RISK FACTORS

Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline, which may result in a loss of all or part of your investment. We cannot assure you that we will successfully address any of these risks. You should carefully consider the following factors as well as the other information contained in this annual report before making any investment decision with respect to our securities.

RISKS RELATED TO OUR BUSINESS

Failure to maintain our existing relationships or establish new relationships with insurance companies or car manufacturers could adversely affect our revenues and growth potential.

Revenues from our stolen vehicle recovery services, which we refer to as SVR services (“SVR”) and automatic vehicle location (“AVL”) products, which we refer to as telematics products, are primarily dependent on our relationships with insurance companies and car manufactures in Israel. Insurance companies drive demand for our SVR services and telematics products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. For our subsidiaries in Brazil and Argentina, insurance companies typically enter into written agreements to subscribe to our services and purchase or lease our products directly. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential. In some of the territories in which we operate, we have business relationships with car manufacturers. Our inability to maintain our existing relationships or establish new relationships with car manufacturers could adversely affect our revenues and growth potential.

Changes in insurance company practices in the markets in which we provide our products and services could adversely affect our revenues and growth potential.

We depend on insurance company practices in the markets in which we provide our SVR services and sell our telematics products. In Israel, insurance companies either mandate the use of SVR services by use of telematics products, or their equivalent, as a prerequisite for providing insurance coverage to owners of certain medium- and high-end vehicles or provide insurance premium discounts to encourage vehicle owners to subscribe to services and purchase products such as ours. For our subsidiaries in Brazil and Argentina, insurance companies mainly lease our telematics products directly and subsequently require their customers to subscribe to our SVR services.

Therefore, we rely on insurance companies’ continued practice of:

◾	accepting vehicle location and recovery technology as a preferred security product;
◾	requiring or providing a premium discount for using location and recovery services and products; and
◾
mandating or encouraging use of our SVR services and telematics products, or similar services and products, for vehicles with the same or similar threshold values and for the same or similar required duration of use.

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

A decline in new car sales  in the markets in which we operate could result in reduced demand for our SVR services and telematics products.

Our SVR services and telematics products are primarily used to protect vehicles and are often installed before or immediately after their initial sale. Consequently, a reduction in new vehicle sales could reduce our addressable market for SVR services and telematics products. New car sales may decline for various reasons, including an increase in new car tariffs, taxes or gas prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. A decline in new car sales in the markets in which we provide our SVR services or sell our telematics products could result in reduced demand for these services and products.

There is significant competition in the markets in which we offer our services and products and our results of operations could be adversely affected if we fail to compete successfully.

The markets for our services and products are highly competitive. We compete primarily on the basis of the technological innovation, quality and price of our services and products. Our most competitive market is the telematics services market and the related telematics products market, due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of protection and tracking capabilities, including global positioning systems, or GPS, satellite- or network-based cellular systems and direction-finding homing technologies. Some of these competing services and products, such as certain GPS-based products, are installed in new vehicles by vehicle manufacturers prior to their initial sale, which effectively precludes us from competing for these subscribers in the SVR market. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate, or new competitors may enter the telematics services market. Our telematics products also compete with less sophisticated theft protection devices such as standard car alarms, immobilizers, steering wheel locks and homing devices, some of which may be significantly cheaper. Some of these competing products have greater brand recognition than our telematics products.

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

The ability to detect, deactivate, disable or otherwise inhibit the effectiveness of our telematics products could adversely affect demand for these products and adversely affect our revenues.

The effectiveness of our telematics products is dependent, in part, on the inability of unauthorized persons to deactivate or otherwise alter the functioning of our telematics products or the vehicle anti-theft devices that work in conjunction with our telematics products. As sales of our telematics products increase, criminals in the markets in which we operate may become increasingly aware of our telematics products and may develop methods or technologies to detect, deactivate or disable our tracking devices or the vehicle anti-theft devices that work in conjunction with our telematics products. We believe that, as is the case with any product intended to prevent vehicle theft, over time, there may be an increased ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our telematics products, although it is difficult to verify this fact. An increase in the ability of unauthorized persons to detect, deactivate, disable or otherwise inhibit the effectiveness of our telematics products could adversely affect demand for our products and adversely affect our revenues.

We rely on some intellectual property that we license from third parties, the loss of which could preclude us from providing our SVR services or market and sell some of our telematics products, which would adversely affect our costs, revenues and profitability.

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

We are required to obtain specific licenses and approvals from various governmental authorities in order to conduct our operations. For example, some of our telematics products use radio frequencies that are licensed and renewed periodically from the Ministry of Communications in Israel and similar agencies worldwide. As we continue to expand into additional markets, we will be required to obtain new permits and approvals from relevant governmental authorities. Furthermore, once our telematics infrastructure is deployed and our telematics end-units are sold to subscribers, a change in radio frequencies would require us to recalibrate all of our antennas and replace or modify all end-units held by subscribers, which would be costly and may result in delays in the provision of our SVR services. In addition, some of the governmental licenses for radio frequencies that we currently use may be preempted by third parties. In Israel, our license is designated as a “joint” license, allowing the government to grant third parties a license to use the same frequencies, and in Brazil our license is designated as a “secondary”, non-exclusive license, which allows the government to grant a third party a primary license to use such frequencies, which third-party use could adversely affect, disrupt or curtail our operations. Our inability to maintain necessary governmental licenses and frequency approvals, or third-party use of or interference with the same licenses or frequencies, could result in a significant increase in costs and decline in revenues and profitability.

Our SVR services business model is based on the existence of certain conditions, the loss or lack of which in existing or potential markets could adversely affect our revenues and our growth potential.

Our SVR services business model and, consequently, our ability to provide our SVR services and sell our telematics products, relies on our ability to successfully identify markets in which:

◾	the rate of car theft or consumer concern over vehicle safety is high;
◾	satisfactory radio frequencies are available to us for our RF technology, that allows us to operate our business in an uninterrupted manner; and
◾	insurance companies, car manufacturers or car owners belief in the value of vehicles justifying incurring the expenses associated with the deployment of SVR services.

The absence of these conditions, our inability to locate markets in which these conditions exist or the loss of any one of these conditions in markets we currently serve could adversely affect our revenues generated in existing markets and our growth potential.

The loss of key personnel could adversely affect our business and growth prospects.

Our success depends upon the efforts and abilities of key management personnel, including our President and our Co-Chief Executive Officers. Loss of the services of one or more of such key personnel could adversely affect our ability to execute our business plan. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and growth prospects could be adversely affected.

We rely on third parties to manufacture our telematics products, which could affect our ability to provide these products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We outsource the manufacturing of a significant part of our telematics products to third parties. We use manufacturers for production of our telematics products and we do not maintain significant levels of inventories to support us in the event of unexpected interruptions in the products manufacturing process. If our principal manufacturer or any of our other manufacturers is unable to or fails to manufacture our products in a timely manner, we may not be able to secure alternative manufacturing facilities without experiencing an interruption in the supply of our products or an increase in production costs. Any such interruption or increase in production costs could affect our ability to provide our telematics products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We rely on two major suppliers to supply us with various products and software. Each of these suppliers supply us with different types of products and services and acts as single supplier of these products and services.

We rely on two major suppliers to supply us with various products and software, one of them is our subsidiary. Each of these suppliers supply us with different types of products and software and acts as the single supplier of these products and services.  Termination of relations with one of our major suppliers would adversely affect our operations and revenues.

We depend on the use of specialized quality assurance testing equipment for the production of our telematics products, the loss or unavailability of which could adversely affect our results of operations.

We and our third-party manufacturers use specialized quality assurance testing equipment in the production of our telematics products. The replacement of any such equipment as a result of its failure or loss could result in a disruption of our production process or an increase in costs, which could adversely affect our results of operations.

Cancellation of use of Generation 2.0 in Israel

In June 2021, The Israeli Ministry of Telecommunications decided that from January 2026, Generation 2.0 used by customers of Ituran in Israel will no longer be in operation. In June 2023, The Israeli Ministry of Telecommunication decided to postpone the implementation of this decision until January 2029, with the option to extend the service period until January 2030, subject to the preapproval of the Israeli Ministry of Telecommunications.

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

Material cybersecurity failure may harm our operations, which rely on use of information technology and wireless transmission.

Our telematics and SVR services, relies on the use of information technology which under a major cyber security breach, could harm our operations. We are using physical services, wireless transmitting stations, GPRS/GPS, and in lesser account cloud computing to provide our services. There are risks associated with storing and transmitting data, which due to cyber security breach may be corrupted, and the store data on remote servers may be destroyed, damaged, seized, or otherwise no longer accessible, which may temporarily decrease our ability to deliver telematics and SVR services.

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

During the year 2023, we have encountered growing inflation rates and growing interest rates in the main territories where we operate. This has caused additional costs to our financing and operations. This environment has a potential negative impact on our results,  as long as it sustains.

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

The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 98 base sites that provide complete communications coverage in Israel. Similarly, we have communications coverage in Sao Paulo, Brazil (124 sites) and Buenos Aires, Argentina (37 sites). The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

Currently most of our base sites in Israel and Brazil and some of our base sites in Argentina operate without local building permits or the equivalent. Although relevant authorities in Israel, Brazil and Argentina have not historically enforced penalties for non-compliance with certain permit regulations, following ongoing press coverage and actions by various public interest groups, relevant Israeli authorities have begun seeking enforcement of permit regulations, especially with respect to antennas constructed for cellular phone operators. Some possible enforcement measures include the closure or demolition of existing base sites or the imposition of limitation on the building of new base stations. Should these enforcement measures be imposed upon us in Israel, Brazil or Argentina, the extent, quality and capacity of our network coverage and, as a result, our ability to provide SVR services, may be adversely affected. In Israel we are in process of achieving compliance with the regulation of our base stations, this process can take several years .

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

On October 7th, 2023, Hamas terrorist organization has launched an horrific hostile military assault against Israel. Hamas has murdered 695 civilians, 373 soldiers and foreigners and kidnapped more than 230 into the Gaza Strip. On that day, where militant groups launched a surprise attack on southern Israel from the Gaza Strip, marking the start of a most significant military escalation in the region. After clearing Hamas militants, the Israeli retribution war actions against Hamas which started from October 8th with more than 250,000 Israeli soldiers recruited from reserve. ISRAELI military retaliated by conducting an extensive aerial bombardment campaign on Hamas targets, followed by a large-scale ground military act on Gaza. The aforementioned was also coupled with military actions taken on the Northern part of Israel against the Hasbullah from Lebanon. We were not significantly affected by the aforementioned hostile and military actions. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, there are number of countries, primarily in the Middle East, that still restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse effect on our ability to grow our business and our results of operations.

The Israeli government during year 2023 pursued extensive changes to Israel’s judicial system. This has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, due to potential reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments occur, they may have an adverse effect on our business, our results of operations, or our ability to raise additional funds.

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

We have been declared a monopoly under the Israeli Economy competition Law (formerly known as Restrictive Trade Practices Law, 1988) (the “Israeli Antitrust Law”), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority (under its new name - Competition Authority) may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behaviour. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli Competition authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS100 million (approximately US$27.6 million, according to the USD-NIS exchange rate, as of December 31, 2023) or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares has fluctuated in the past, and we expect it will continue to do so, as a result of a number of factors, including:

◾	the gain or loss of significant orders or customers;
◾	recruitment or departure of key personnel;
◾	the announcement of new products or service enhancements by us or our competitors;
◾	quarterly variations in our or our competitors’ results of operations;
◾	announcements related to litigation;
◾	changes in earnings estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ earnings estimates;
◾	developments in our industry; and
◾	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses to our investors.

Somewhat significant portion of our ordinary shares are held by a small number of existing shareholders and our articles of association provide for a staggered board, which may hinder change of control.

Moked Ituran Ltd. currently beneficially owns approximately 20.49% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling an interest in our company to a third party. In addition, our articles of association provide for a staggered board which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If, for any taxable year, our passive income or our assets that produce passive income exceed levels established by the Internal Revenue Code, we may be characterized as a passive foreign investment company, which we refer to as PFIC, for US federal income tax purposes. This characterization could result in adverse US tax consequences to our shareholders who are U.S. Holders. See Item 10.E. – “Taxation” under the caption “United States Tax Considerations” below, for more information about which shareholders may qualify as U.S. Holders. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of our ordinary shares or upon the receipt of amounts treated as “excess distributions”. Under such rules, the excess distribution and any gain would be allocated rateably over the U.S. Holder’s holding period for the ordinary shares and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, U.S holders of shares in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. U.S. Holders should consult with their own U.S. tax advisors with respect to the United States tax consequences of investing in our ordinary shares as well as the specific application of the “excess distribution” and other rules discussed in this paragraph. For a discussion of how we might be characterized as a PFIC and related tax consequences, please see Item 10.E. – “Taxation” under the caption “United States Tax Considerations–Passive foreign investment company considerations”.

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

Current and future economic conditions could adversely affect consumer spending in the automobile industry, as such spending is often discretionary and may decline during economic downturns when consumers have less disposable income. Consequently, changes in general economic conditions resulting in a significant decrease in dealer automobile sales or in a tightening of credit in financial markets, such as the 2007 U.S. subprime mortgage crisis and resulting credit crunch, could adversely impact our future revenue and earnings. Such decreases could also affect the financial security of the automobile dealers and manufactures with whom we do business. The delayed payment from or closure of our larger dealer groups could affect our ability to collect on our receivables. Similar effects could result from local economic downturns in either one of our main markets of operations, i.e. Israel, Brazil and other regions which we operate. Given the volatile nature of the current market disruption, we may not timely anticipate or manage such existing or new risks. Our failure to do so could materially and adversely affect our business, financial condition, results of operations and prospects.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

Our legal name is Ituran Location and Control Ltd. We were incorporated under the laws of the State of Israel in 1994 as a subsidiary of Tadiran Ltd., an Israeli-based designer and manufacturer of telecommunications equipment, software and defence electronic systems, whose original business purpose was to adapt military-grade technologies for the civilian market.

We are mainly engaged in the area of Telematics services, consisting of stolen vehicle recovery, fleet management services, connected cars, UBI, and other tracking services. We also provide telematics products used in connection with our Telematics services and various other applications. We currently primarily provide our services and sell and lease our products in Israel, Brazil, and other regions where we operate. We also provide fleet management services in other countries through distributors.

In May 1998, we completed the initial public offering of our ordinary shares in Israel and our ordinary shares began trading on the Tel-Aviv Stock Exchange. In September 2005, we publicly offered our ordinary shares in the United States. On May 25, 2016, we voluntarily delisted our shares from the Tel Aviv Stock Exchange, and our ordinary shares are currently quoted only on Nasdaq under the symbol “ITRN”.

Our principal executive offices are located at 3 Hashikma Street, Azour 58001, Israel, and our telephone number is +972-3-557-1333. Our website address is www.ituran.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report). Our agent for service of process in the United States is Ituran USA Inc.1700 NW 64th ST. SUITE 100 Fort Lauderdale, Florida 33309, and its telephone number is +1 (866) 543-5433.  As a company whose ordinary shares are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we report publicly to the SEC. The SEC maintains an Internet site (http:// www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Principal Capital Expenditures

We had capital expenditures of $14.2 million in 2023, $26.5 million in 2022, and $16.6 million in 2021 primarily in Israel, Brazil and Mexico, consisting primarily of acquisitions of the operational equipment we use to provide. We financed our capital expenditures with cash flows generated from our operations.

B.	BUSINESS OVERVIEW

Overview

We believe we are a leading provider of telematics services, consisting predominantly of stolen vehicle recovery, fleet management services and other tracking services as well as connected car and usage base insurance (UBI). We also provide telematics products used in connection with our telematics services. We currently primarily provide our services and sell and lease our products in Israel, Brazil, and our other regions which we operate and also other regions through our distributers. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defence Forces in order to locate downed pilots.

We generate our revenues from subscription fees paid for our telematics services and from the sale and lease of our telematics products.

We describe below the principal markets in which we compete. For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, please see Item 5.A - Operating Results under the caption “Revenues”.

Telematics Services

In 2023, 73.3% of our revenues were attributable to our telematics services. As of December 31, 2023, we provided our services in Israel, Brazil, and other countries to approximately 814,000, 672,000 and 766,000 subscribers, respectively.

 We have direct agreements with two major car manufacturers and our products are embedded in their vehicles or otherwise approved by the car manufacturers. This connection requires us to meet the highest car manufacturer automotive standards.

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

Fleet management services

Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2023, we provided our services to approximately 477,000 end-users through corporate customers in countries where we operate directly and through 25,000 distributers.

Value-added services

The locator services that we offer allow customers to protect valuable merchandise and equipment. We currently provide locator services in Israel, Brazil, and other regions which we operate. In addition, through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location gas stations, car repair shops, post offices, hospitals and other facilities. We offer our concierge services to our subscribers in Israel, Brazil and other regions which we operate.

“Connected Car”- The service platform includes a back-office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user’s mobile app and additional related operational, and marketing services, as well as information analysis. “Connected Car” is operating in Israel, Brazil, and other regions which we operate.

“Usage Based Insurance” (UBI) – we have developed a unique product (hardware and software) that measure and analyse the driving behaviour in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy. The UBI has already been implemented and marketed by the majority of the insurance companies in Israel.

“Auto Financing” - A strong second-hand car market in many of our geographies in Latin America, and new fintech start-ups as well as banks enter this segment to provide the financing in this market. However, they need a provider of location-based and connected-car technology, such as Ituran, to monitor the car location and driver’s behaviour and thereby decrease the risk of the car loans they make in these markets..

Telematics Products

In 2023, 26.7% of our revenues were attributable to the sale of our telematics products. Our telematics products employ short - and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as telematics products.

Our telematics products enable the location and tracking of vehicles, as well as assets, and are used by us primarily to provide SVR and fleet management services to our customers. Each subscriber to our services has our telematics end-unit installed in their vehicle. Subscribers to services for locating equipment and merchandise use our SMART and GPS/GPRS products.

Our Services and Products

Telematics services

Stolen vehicle recovery

Our stolen vehicle recovery system is based on three main components: a telematics end-unit that is installed in the vehicle, a network of base stations and a 24-hour manned control center. Once the control center receives indication of an unauthorized entry into a vehicle equipped with our telematics end-unit, our operators decide whether it is a false alarm or an actual unauthorized entry. If it is determined to be an unauthorized entry, or if a notification of the vehicle’s theft is received directly from the vehicle operator, our operators transmit a signal that activates the transmitter installed in the vehicle. We then pinpoint the location of the transmitter with terrestrial network triangulation technology or GPRS technology and notify the relevant law enforcement agency. In Israel, Brazil, and the other regions which we operate, we also maintain private enforcement units, which work together with local police to recover the vehicle. In addition, we have the capability to immobilize vehicles remotely from our control centers.

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

Value-added services

Locator services. Our services allow consumers to protect valuable merchandise and equipment. We provide our locator services in Israel, Brazil, and other regions which we operate.

Concierge services and Connected car. Through a call center, we provide 24-hour on-demand navigation guidance, information and assistance to our customers. Such services include the provision of traffic reports, help with directions and information on the location of gas stations, car repair shops, post offices, hospitals and other facilities. We provide our concierge services to subscribers in Israel, Brazil and other regions which we operate.

“UBI” and “Connected Car”. We provide UBI services in Israel through seven insurance companies, and Connected Car services in Israel, Brazil, and other regions which we operate. For additional information on the service, see Item 4.B. – “Information on the Company “ - “Business Overview” under the caption “Telematics Services”

Telematics products

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

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual.

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel	SVR, Fleet Management, Value-added services, including: Connected Car, UBI	Telematics Products

Brazil	SVR, Fleet Management, Value-added services, including: Connected Car	Telematics Products

Mexico, Ecuador, Colombia	SVR, Fleet Management,	Telematics Products
Value-added services, including:
Connected Car

United States	SVR,	Telematics Products
Fleet Management,
Value-added services, including: Asset protection to Auto Lenders

Argentina	SVR, Fleet Management, Value-added services, including: Connected Car	Telematics Products

We maintain a control center in each of the countries listed above, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our telematics services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 and we had approximately 814,000 subscribers as of December 31, 2023. The operations in Israel were expended through M& A transactions with local companies (following the RTH Transaction) as well as organic growth. We operate throughout Israel in providing services through GPS/GPRS and RF based products and services.

◾
Brazil: We commenced operations in Brazil in 2000 and we had approximately 672,000 subscribers as of December 31, 2023. The operations were expended through organic growth. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro. However, we operate throughout Brazil in providing GPS/GPRS based products and services.

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

In all of the abovementioned countries (except for Israel and Brazil), and others, we had approximately 766,000 subscribers as of December 31, 2023.

Customers, Marketing and Sales

We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. No single customer or group of related customers comprised more than 10% of our total annual revenues in the last three years.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2023, our selling and marketing team consisted of 103 employees.

(A) Telematics services

Stolen vehicle recovery

Our customers in the SVR market include insurance companies, car manufactures and individual vehicle owners. As of December 31, 2023, majority of our subscribers use SVR services.

Our marketing and sales efforts are principally focused on five target groups: insurance companies and agents, car manufacturers, dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners), private and fleet subscribers, and finance Institution.

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

Most of our sales in the United States are made through car dealerships and dealers for new or used vehicles and cooperative sales channels. In Mexico, Colombia and Ecuador we focus our marketing efforts on dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners), private subscribers and car manufactures.

Fleet management

Vehicle fleet management systems are primarily marketed through vehicle fleets’ departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2023, we provided our services to approximately end users through, 477,000 corporate customers and individuals in Israel, Brazil, Argentina, United States, Mexico, Colombia, Ecuador and through distributers in other regions.

Value-added services

“Concierge Services” - Our concierge services are provided to existing SVR customers. A few thousands SMART devices were installed in valuable merchandise and equipment.

“Connected Car”- The service platform includes a back-office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the users mobile app, and additional related operational, and marketing services, as well as information analysis. ”Connected Car” is operating in Israel, Brazil, and other regions which we operate.

“Usage Based Insurance (“UBI”)” – we have developed a unique product (hardware and software) that measure and analyse the driving behaviour in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy. The UBI has already been implemented and marketed by the majority of the insurance companies in Israel, and we intend to accelerate its marketing and work with additional insurance companies in year 2023.

(B) Telematics products

Our telematics end-units are primarily used by us in providing our telematics services, including, SVR, fleet management, “Connected Car” and value-added services, at the regions we operate.

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

◾	Ecuador. Ecuador is highly fragmented market. Main companies operate under the satellite/cellular infrastructure. Our main competitors are Hunter (Lojack Corporation), Tracklink and Carsync.

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

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors are:

•	Israel: Pointer Telocation, ISR, Traffilog and Skylock;

•	United States: GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime, Verizon, AT&T, Geotab, Fleet-Complete,Sprint, Zubie, and Spireon;

•	Brazil: Sascar, Zatix, CEABS, 3S and GolSat;

•	Argentina: LoJack Corporation, Megatrans S.A., Sitrac S.A., American Tracer, Ubicar S.A., Sky Cop. and YPF S.A.;

•	Mexico: LoJack Corporation, Encotrack, Easytrack, Geotab and Tracker;

•	Ecuador: Hunter (LoJack Corporation), Tracklink, Carsync and Sherlock;

•	Colombia: Satrack, Detector and Prosegur.

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

Several components and subassemblies included in our products are presently obtainable from a single source or a limited group of suppliers and subcontractors. We maintain strong relationships with our manufacturers and suppliers to ensure that we receive an adequate supply of products, components and raw materials at favourable prices and to access their latest technologies and product specifications.

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

We advance fairness and transparency in our workforce and we promote and implement fair labor practices and employees’ human rights throughout our organization. We respect data privacy relating to our employees. We act to prevent sexual harassment and workplace bullying. We also implement non-discriminatory hiring and promotion practices and actively pursue gender diversity in our workforce.

We value and celebrate diversity within our community. Our work environment seeks to foster an inclusive culture, where our employees feel challenged and in possession of the tools to thrive at work. We are continuously learning and looking at ways to continue to create an environment that is an inclusive place of work. Furthermore, we recognize the importance of environmental matters. In 2023 we received the “Great Place to Work” achievement.

In addition, we also have an “environmental policy”. This policy sets goals in terms of preserving the environment, raising employee’s awareness and developing and promotion products that will help our customers to save fuel and as a result to reduce waste, air pollution and gas emissions greenhouse. We also adopted a “Code of conduct of Ituran’s Suppliers and Agents” which sets high standards in choosing our suppliers, In terms of business honestly, ethically and quality drive. Our environmental policy and the Code of conduct of Ituran’s Suppliers and Agents our both published in our website at https://www.ituran.com/.

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

The telecommunication services and frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel. Agencia Nacional de Telecomunicatoes in Brazil. Modernization Ministry in Argentina and the Federal Communications Commission in USA. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the Autoridad Federal de Tecnologias de la Información y las Comunicaciones, in the United States by the Federal Communications Commission, and Ministry of Information Technology and Communications and Regulatory Communications Commission in Colombia. In Mexico, the regulatory authority is the Federal Telecommunications Commission, however, because of the type of services we provide, we are not obligated entities; In Ecuador’s case, the regulatory body is the Telecommunications Regulatory and Control Agency, however, we are not subject to either.

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

 Frequency license following new regulations since October 2022, there is no need any more for the extension of our frequency license, and registration with a specific registrar is sufficient. Our frequency licenses in Brazil will expire in 2034.  We have options to extend all of our frequency licenses for periods ranging from three- to ten-years. A renewal application in Brazil will be submitted 6 months before the frequency license expiration date, to provide us a new license for a period of ten (10) years. In Argentina, on July 15, 1999, the SECOM (Secretary of Communication dependent of Economy Ministry) granted us a license to provide services in a Secondary Band. On December 2015, SECOM was converted into the Modernization Ministry, with ENACOM (National Communication Entity) which is a decentralized entity that works within the scope of the Modernization Ministry.

Nevertheless, our frequency is still authorized, there is a new entrant with ENACOM Authorization to provide LTE service. If this entrant starts the activity, we will face an incompatibility situation. We received the authorization from ENACOM to use a 12-month trial in Band 8 902-905/947-950 MHz bands additionally to our current frequencies. During this period, we will perform a test to obtain a definitive authorization. Due to the Covid-19 Pandemic we have not managed an extension to the trial period so as not to compromise future network development. We have decided to wait for a formal request from ENACOM to start again with this trial.

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

In Israel the required permits and approvals for the erection of the base sites include:

◾	erection and operating permits from the Israeli Ministry of the Environment;

◾	permits from the Israeli Civil Aviation Authority, in certain cases;

◾	permits from the Israeli Defence Forces;

◾	approval from Israel’s Land Administration and/or from Civil Administration in the Territories, which usually also involves payment for the land use rights; and

◾	building permits from local or regional zoning authorities in Israel and Brazil.

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

In Brazil the required permits for the building of our base sites include:

•	a permit from Anatel (National Agency for Telecommunication)

•	a permit from IBAMA (Environment national agency) and/or state EPAs

•	municipal permits

•	a permit from the fire department; and

•	a permit from COMAR (aviation authorities).

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

We have been declared a monopoly under the Israeli Antitrust Law, 1988, in the provision of systems for the location of vehicles in Israel. This law prohibits a monopoly from abusing its market position in a manner that might reduce competition in the market or negatively affect the public. For instance, a monopoly is prohibited from engaging in predatory pricing and providing loyalty discounts, which prohibitions do not apply to other companies. The law empowers the Commissioner of Competition to instruct a monopoly abusing its market power to perform certain acts or to refrain from taking certain acts in order to prevent the abuse. Additionally, any declaration by the Israeli Competition authority that a monopoly has abused its position in the market may serve in any suit in which it is claimed that such a monopoly engages in anti-competitive conduct, as prima facie evidence that it has engaged in anti-competitive behaviour. Our declaration as a monopoly in the market of “provision of systems for the location of vehicles in Israel” was not accompanied with any instructions or special restrictions beyond the provisions of The Economic Competition Law. Although we may be ordered to take or refrain from taking certain actions, to date we have not been subject to such restrictions.

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

Bringg - On December 2013 the Company invested $1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. On January and July, 2015, we invested additional amounts of $1.1 million and US$2 million, respectively. During the years 2015 - 2020, additional investors, which are not related to us, invested in Bringg a total amount of approximately $80 million, which reduced our capital share in Bringg. During 2021, Bringg, raised an additional $100 million, which sets Bringg’s valuation at $1 billion. Following such investment, we now hold 16.3% of Bringg’s share capital

SaverOne Ltd - On March 2017, we invested an amount of $0.9 million in SaverOne 2014 Ltd., an Israeli start-up company developing a system that aims to reduce the occurrence of road accidents by preventing the use of distracting mobile apps while driving (The system prevents the driver from using texting applications while the vehicle is in motion, leaving other passengers unaffected).

During the years 2017 – 2021 we invested additional amount of approximately $0.8 million.

On June 2020 SaverOne have consummated public registration on the Tel Aviv Stock Exchange (“TASE”) and thus its shares became equity investment with readily determinable fair value. We now hold approximately 1.2% of SaverOne’s share capital.

In June 2022, SaverOne completed in initial public offering on the Nasdaq Capital Market (Symbol: SVRE). As of December 31, 2023, the fair value of our investment in SaverOne is approximately US$0.1 million.

C.            ORGANIZATIONAL STRUCTURE

In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with our operations from Tadiran and Tadiran Public Offerings Ltd. In September 2018, we acquired a majority of the shares of Road Track, a telematics company operating primarily in the Latin American region.

List of Significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc	USA	100%
Ituran USA Inc	USA	85.80%
Ituran de Argentina S.A.	Argentina	100%
Ituran Sistemas de Monitoramento Ltda	Brazil	98.75%
Ituran Instalacoes Ltda	Brazil	98.75%
Teleran Holding Ltda	Brazil	99.99%
Ituran servicos Ltda	Brazil	98.75%
E.R.M. Electronic Systems Limited	Israel	49.5%[1]
Mapa Mapping & Publishing Ltd	Israel	100%
Ituran Spain Holding S.L	Spain	100%
Ituran Road Track Monitaramento de Veiculos LTDA	Brazil	100%
Ituran Road Track Argentina, S.A.	Argentina	100%
Global Telematics Solutions HK, Limited	Hong Kong	100%
Road Track De Colombia S.A.S	Colombia	100%
Road Track Ecuador, S.A.	Ecuador	100%
Ituran Chile S.A.	Chile	100%
Ituran Uruguay S.A.S	Uruguay	100%
Road Track Mexico S.A. De C.V	Mexico	100%
Road Track HK Telematics Limited	Hong Kong	100%
E.D.T.E – Drive Technology Ltd	Israel	100%
Ituran Tech Ltd	Israel	100%

D.	PROPERTY, PLANTS AND EQUIPMENT

As of the date of this annual report, we own and lease the following properties: An office building of eight floors (approximately 5,356 sqm (57,651 square feet)), which was purchased by our subsidiary Ituran Sistemas de Monitoramento Ltda (Ituran Brazil) in Sao Paulo, Brazil, and was later, on December 3, 2014 sold to Ituran Location and Control Ltd, A building located in Rua Joao pessoa 450, Sao Caetano do Sul, Estado de Sao Paulo in Sao Paulo, Brazil in the area of approximately 36,936 square feet which was purchased by our subsidiary Ituran Road Track Monitoramento de Veiculos, Ltda which serve as an Operating center, A building located in Avenida del Taller No.36 Col. Transito in Mexico in the area of approximately 21,132 square feet which was purchased by our subsidiary Road Track Mexico, S.A de C.V which serve as an Operating center, a building located in Manuel Najas Oel 81 and Juan de Selis in Quito, Ecuador in the area of approximately 24,176 square feet which was purchased by our subsidiary Road Track Ecuador, S.A which serve as an Operating center, and a building located in Keren Ha’ Yesod 15,

Tirat Ha’Carmel, Israel at the area of approximately 5,025 square feet which was purchased by our subsidiary E.D.T.E – Drive Technology Ltd which serve as an office space and a warehouse.

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

In 2023 we leased an aggregate of approximately 66,580 square feet of office space in Azour and Holon, Israel. In 2023, the annual lease payments for these facilities were approximately 1,301,000. The lease ends by April 2029. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers and warehouse for the Israeli market. We also lease 1,000 square feet for a warehouse in Tirat Ha’Carmel for $20,000 annually.

In Buenos Aires, Argentina, we lease approximately 2,723 square feet for office space for the total amount of AR$23,855,632 ($80,808) annually, approximately 9,188 square feet for our control center (C3) and Data Center for AR$6,685, 000 ($22,644) annually and approximately 1,500 square feet for our warehouse for AR$2,442,347 ($8,273) annually.

In Bogota, Colombia, we lease approximately 9,035 square feet for office space and Operating center for the amount of $71,320 annually.

In Mexico City, Mexico, we lease a warehouse for the amount of $3,000 annually.

We leased approximately 12,916 square feet of office space, stores and warehouse in Brazil for approximately 264,000 ($56,000) Brazilian Real annually. The lease agreements will expire and will have to be renewed on August 21, 2026 and December 2024, as applicable to each engagement.

In Guayaquil, Ecuador, we lease approximately 7,828 square feet for Warehouse for the amount of $30,000 annually. In Quito, Ecuador, we lease approximately 3,229 square feet for Warehouse for the amount of $11,700 annually. In Cuenca, Ecuador, we lease approximately 538 square feet for Warehouse for the amount of $3,521 annually. .

We leased approximately 9,260 square feet for our offices and control center in Florida for an amount of $171,000 annually, the lease term automatically extends for periods of one month from March 31 2023, and for each additional month thereafter until the tenant provides the landlord written notice that it intends to vacate the premises with 6 months notice.

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

The size of our base station sites varies from approximately 11 to 44 square feet. In Israel, we have 98 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,200 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 144 base station sites, of which 20 sites are leased from the same entity under a 15 year-contract, (commencing from 2012) for a monthly rate ranging from $500 to $1,750 per site. The remaining 124 sites are leased independently for an annual rate ranging from $200 to $550 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 37 base station sites, all of which are leased from six entities for a monthly rate ranging from $215 to $930 per site. The duration of the lease ranges from one to two years.

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

ITEM 4. A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2023 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements. For a discussion and analysis of our results of operations for 2022 compared to 2021, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on April 19, 2023.

Outlook

We have historically sold our services and products in Israel and Brazil with a presence in other primarily emerging markets.  In 2023, we experienced revenue growth in most of the markets in which we provide our telematics services. These markets, which are the main markets that we operate in, are generally characterized by high car theft rates, insurance companies and car manufactures that are seeking solutions to limit their actual losses resulting from car theft and increasing their sales by adding additional value to the customer.  As a result, we believe the Brazilian market continues to provide growth potential for our telematics services. The growth in subscribers within our telematics services segment also has a direct impact on the sale or lease of our telematics products, as they are an integral component of our telematics services and are installed in each subscriber’s vehicle. In Israel, in recent years the market experienced increased levels of car sales which positively affected our sales as compared with previous years.

Geographical breakdown

Telematics services’ subscriber base

The following table sets forth the geographic breakdown of subscribers to our telematics services as of the dates indicated:

	2023	2022	2021
Israel	814,000	738,000	653,000
Brazil	672,000	558,000	453,000
Others	766,000	770,000	775,000

Total(1)	2,252,000	2,066,000	1,881,000

(1) All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided.

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated.

	2023		2022		2021
	Telematics services	Telematics products	Telematics services	Telematics products	Telematics services	Telematics products
Israel	104.4	49.9	103.3	48.0	96.5	44.1
Brazil	83.8	2.0	66.7	2.4	55.2	2.6
Others	46.4	33.5	39.6	33.1	37.9	34.6

Total(1)	234.6	85.4	209.6	83.5	189.6	81.3

(1) We attribute revenues to countries based on the location of the customer.

Telematics services segment

We generate revenues from rendering our SVR, fleet management connected car, UBI and other value-added services. A majority of our revenues represent subscription fees paid to us by our customers. We recognize revenues from subscription fees on a monthly basis. Most of our customers are free to terminate their subscription at any time. In the absence of such termination, the subscription term continues automatically. We also generate subscription fees from our fleet management services. Assuming no additional growth in our subscriber base and based on our historical average churn rates of 3% per month in this segment, we can anticipate that at least 90% of our subscription fees generated in a prior quarter will recur in the following quarter.

Telematics products segment

We generate revenues from sale of our telematics products to customers in Israel, Brazil, and other regions which we operate. We currently sell or lease our telematics end-units in each of the above regions. Growth in our subscriber base is the principal driver for the sale of our telematics products. We recognize revenues from sales of our telematics products upon transfer of control to the customer (usually upon delivery).

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

Telematics products segment

The cost of revenues in our telematics products segment consists primarily of the cost of unit of our manufacturers and costs associated with installation fees.

Operating expenses

Research and development

Our research and development expenses consist primarily of salaries, costs of materials and other overhead expenses, primarily in connection with the design and development of our telematics products and software solutions. We expense some of our research and development costs as incurred. Subject to certain criteria we capitalize software development costs. For further information see Note 1S to our consolidated financial statements.

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

We apply ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”)  to all contracts, using the modified retrospective method.

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

We do not adjust the amount of consideration for the effects of a significant financing component since we expect, at most contracts’ inception, that the period between the time of transfer of the promised goods or services to the customer and the time the customer pays for these goods or services to be generally one year or less, based on the practical expedient. Our credit terms to customers are, on average, between thirty and ninety days.

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

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for in accordance with the “purchase method” and is allocated to reporting units at acquisition.  Goodwill is not amortized but rather tested for impairment at least annually in accordance with the provisions of ASC Topic 350, “Intangibles - Goodwill and Other”.

We elected to perform the goodwill annual impairment test for its operating units as follows: the entire balance of goodwill (an amount of approximately 39.4 million (as of December 31, 2023) relates to four different reporting units . is tested for impairments on December 31, each year or more often.

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

With respect to goodwill impairment tests performed before the adoption of ASU 2017-04 (which became effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15,2019), when we decided or were required to perform the quantitative goodwill impairment test, we firstly were required to compare the fair value of the reporting unit to its carrying value (“step 1”). If the fair value of the reporting unit exceeded the carrying value of the reporting unit net assets (including the goodwill allocated to such reporting unit), goodwill was considered not to be impaired, and no further testing was required. If the carrying value was determined to exceed the fair value of the reporting unit, then the implied fair value of goodwill was determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss was recorded for the excess, if any, of the carrying value of the goodwill allocated to the reporting unit over its implied fair value (“step 2”).

Commencing fiscal 2022,upon  the adoption of ASU 2017-04 (which eliminated Step 2 from the goodwill impairment, when we decide or are required to perform the quantitative goodwill impairment test, we compare the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. In the performance of the quantitative analysis, we apply assumptions that market participants would consider in determining the fair value of each reporting unit.

As of December 31, 2023, 2022 and 2021, we had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which (resulted from past acquisitions) with an allocated amount of approximately US$1.7 million of goodwill, we performed a qualitative assessment as of December 31, 2023 and 2022, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from RT acquisition from year 2018:“RT acquisition”) with an allocated amount of approximately US$32.3 million of goodwill (as of December 31, 2023), we performed the annual impairment test, as of December 31, 2023, and reached to a conclusion that no impairment should be recorded at that point.

We have historically performed an annual goodwill assessment for such reporting unit as of June 30 of each year or more often if indicators of impairment are presented. following the second closing of the RT acquisition, we decided to change the date of its annual impairment assessment from June 30 to December 31.

We performed a qualitative assessment as of December 31, 2023, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which (resulted from past acquisitions) with an allocated amount of approximately 2.0 US$ of goodwill, we performed a qualitative assessment as of December 31, 2023 and 2022, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such units.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$3.5 million of goodwill (as of December 31, 2023), we performed the annual impairment test, as of December 31, 2023, and reached to a conclusion that no impairment should be recorded at that point. We have historically performed an annual goodwill assessment as of June 30 of each year or more often if indicators of impairment are presented. following the second closing of the RT acquisition, we decided to change the date of its annual impairment assessment from June 30 to December 31. We performed a qualitative assessment as of December 31, 2023, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

Consolidated statements of operations data:	2023	2022	2021
Revenues:
Telematics services	73.3	71.5	70.0
Telematics product	26.7	28.5	30.0
Total Revenues	100	100	100
Cost of Revenues:
Telematics services	30.8	30.8	30.8
Telematics products	21.3	22.3	22.0
Total cost of revenues	52.1	53.1	52.8
Gross profit	47.9	46.9	47.2
Operating Expenses:
Research and development expenses	5.3	5.7	5.2
Selling and marketing Expenses	4.3	4.5	4.9
General and administrative expenses, net	17.7	16.6	17.0
Impairment of goodwill	--	-	-
Impairment of intangible assets and other expenses (income), net	--	-	(0.1)
Total operating expenses	27.3	26.8	27.0
Operating Income	20.6	20.1	20.2
Other income expenses, net	-	-	(0.1)
Financing income, net	(0.5)	(2.0)	(2.0)
Income before income tax	20.1	18.1	18.1
Income tax	(4.2)	(4.4)	(4.4)
Share in gains (losses) of affiliated companies, net	(0.2)	(0.2)	(0.1)
Net income for the year	15.7	13.5	13.6
Less: net income attributable to non-controlling interests	(0.7)	(0.8)	(1.0)
Net income attributable to company stockholders	15.0	12.7	12.6

Analysis of our Operation Results for the Year ended December 31, 2023 as compared to the Year ended December 31, 2022

Revenues

Total revenues increased from $293.1 million in 2022 to $320.0 million in 2023 or 9%. This increase consisted of an increase of $25.0 million from subscription fees from our telematics services and an increase of $1.9 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $25.0 million from $209.6 million in 2022 to $234.5 million in 2023, or 12%.  The increase was mainly due to an increase in our average annual number of subscribers from 1,996,000 in 2022 to 2,186,000 in 2023.

Telematics products segment

Revenues in our telematics products segment increased from $83.5 million in 2022, to $85.4 million in 2023 or 2%. This increase of $1.9 million was primarily due to an increase in the quantity of units’ sales.

Cost of revenues

Total cost of revenues increased from $155.5 million in 2022, to $166.8 million in 2023 or 7%. This increase consisted of an increase of $8.6 million in the telematics services segment and an increase of $2.7 million in the telematics product segment. As a percentage of total revenues, cost of revenues decreased slightly from 53.0% in 2022 to 52.1% in 2023.

Telematics services segment

Cost of revenues for our telematics services segment increased from $90.1 million in 2022, to $98.7 million in 2023 or 9.5%. This increase was primarily due to an increase in salary expenses of approximately $2.0 million, an increase in depreciation and amortization expenses of approximately $1.7 million and increase in installation and communication costs expenses of approximately $4.5 million. As a percentage of total revenues for this segment, cost of revenues decreased from 43% in 2022 to 42.1% in 2023.

Telematics products segment

Cost of revenues for our telematics products segment increased from $65.4 million in 2022, to $68.1 million in 2023 or 4.2%. This increase was mainly due to the increase in our products’ sales and the change in the mixture of products sales. As a percentage of total revenues for this segment, cost of revenues increased from 78.3 % in 2022, to 79.7% in 2023.

Operating expenses

Research and development.

Our research and development expenses increased from $16.8 million in 2022 to $17.0 million in 2023. As a percentage of total revenues, research and development expenses decreased from 5.7% in 2022 to5.3% in 2023.

Selling and marketing

Our selling and marketing expenses increased from $13.3 million in 2022 to $13.6 million in 2023. As a percentage of total revenues, selling and marketing expenses decreased from 4.5 % in 2022 to 4.3% in 2023.

General and administrative

General and administrative expenses increased from $48.7 million in 2022, to $56.6 million in 2023 or 16.3%. The increase was mainly due to an increase in salary expenses of approximately $4.6 million and an increase in expenses related to returning to work in offices in amount of $1.3 million. As a percentage of total revenues, general and administrative expenses increased from 16.6% in 2022 to 17.7 % in 2023.

Operating income

Total operating income increased from $58.8 million in 2022, to $66.0 million in 2023 or 12.2%. This increase of approximately $7.2 million reflects an increase of $8.8 million in the operating income in the telematics service segment and a decrease of $1.6 million in the operating loss in the telematics products segment.

Telematics services segment

Operating income in our telematics services segment increased from $56.3 million in 2022 to $65.0 million in 2023, or 15.5%. This increase was mainly attributed to the increase of our average base of subscribers from 1,974,000 subscribers in 2022 to 2,186,000 subscribers in 2023.

As a percentage of income in our telematics services segment revenues, operating income in our telematics services segment increased from 26.9% in 2022 to 27.7% in 2023.

Telematics products segment

Operating income in our telematics products segment decreased from $2.5 million in 2022 to $0.9 million in 2023. This decrease in operating income was mainly attributed to the increase in other product costs and sales mixture.

As a percentage of income in our telematics products segment revenues, operating income in our telematics products segment decreased from 3.0 % in 2022 to 1.1 % in 2023.

Financing expenses, net

Financing expenses, net, was $5.9 million in 2022 compared with $1.6 million in 2023.

The decrease in the financing expenses was mainly due to a decrease in losses in respect of marketable securities and other investments in an amount of $3.8 million.

Income Tax

Income Tax expenses increased from $12.7 million in 2022, to $13.3 million in 2023 or 4.8%. As a percentage of income before tax, income tax expenses decreased from 24.1 % in 2022 to  20.7% in 2023 mainly due to the countries profit mixture.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2021, 2022 and 2023, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2021, 2022 and 2023 we derived approximately 26.6%, 24.8 % and 25.3% of our revenues in dollars and other currencies, 52.0% , 51.6% and  48.3% in NIS, 21.4%, 23.6% and 26.4% in Brazilian Reals. In fiscal years 2021, 2022 and 2023, 30.9%, 28.1% and 27.0% of our expenses were incurred in dollars and other currencies, 52.3%, 53.4% and 51.2% in NIS and 16.8%, 18.5% and 21.8% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2023, accumulated other comprehensive income increased by $0.8 million. In the year 2022, accumulated other comprehensive income decreased by $4.6 million. In 2021, accumulated other comprehensive income decreased by $2.9 million.

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

Year ended December 31,
2021		2022		2023
Actual	At 2020 exchange rates	Actual	At 2021 exchange rates	Actual	At 2022 exchange rates
(In thousands of US$)
270,884	264,507	293,072	296,752	319,978	329,420
127,838	125,090	137,562	139,120	153,161	158,291
54,615	53,595	58,774	59,218	65,955	67,422

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

We fund our operations primarily from cash and cash equivalents generated from operations. As of December, 31, 2021, 2022 and 2023 we had $54.7 million, $28.2 million and $53.6 million in cash and marketable securities and  $58.1 million, $57.7 million and $86.8 million in working capital, respectively. We hold most of our cash and cash equivalents in US dollars or the local currency of their location.

As of December 31, 2023 we had a long term loan at the amount of $0.2 million and a short term loans at the amount of $0.4 million.   As of December 31, 2022 we had a long- term loan from an Israeli bank at the amount of $0.3 million and a short term loans at the amount of $11.8 million. As of December, 2021 we had a long-term loan from an Israeli bank in the amount of $13.7 million and a short term loans at the amount of $17.8 million. As of December 2021 ,2022 and 2023, we also had $1.6 million, $1.7 million and $2.1 million, respectively, available to us under existing lines of credit. As of December 31, 2021 we utilized $0.7 million of our credit line, as of December 31, 2022 we utilized $0.6 million of our credit line and, and as of December 31, 2023 we utilized $0.6 million of our credit line.

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

As of December 31, 2021,2022 and 2023 we had long-term liabilities of $22.5 million, $21.2 million, and $24.6 million, respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $16.2 million, $15.1 million and $18.5 million, as of December, 2021 ,2022 and 2023 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfilment of the obligation pursuant to Israeli severance pay laws or labor agreements.

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

Dividends

On February 26, 2017 we have revised our dividend policy, which came in force starting from 2017, that our dividends will be declared and distributed on a quarterly basis in an amount of at least 5 million USD subject to the provisions of the Israeli laws concerning lawful distribution of dividends. During years 2021-2022 we reduced our quarterly dividend to $3 million due to Covid-19 ,but on November 2023 our Board decided to resume the same $5 million as dividend distributed quarterly and in February 2024 the board of directors approved the increase of quarterly dividend to $8 million.

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

Dividend we declared in respect to 2023 result:

On May 21, 2023, we declared a quarterly dividend in the amount of 3 million, which was paid (net of taxes at the rate of 25%) on July 12, 2023, with respect to the first quarter of 2023. On August 15. 2023, we declared a quarterly dividend in the amount of 3, million, which was paid (net of taxes at the rate of 25%) on October 11 , 2023, with respect to the second quarter of 2023. On November 27, 2023, we declared a quarterly dividend in the amount of 5 million, which was paid (net of taxes at the rate of 25%) on January 4, 2024. On February 29,2024 we declared a quarterly dividend in the amount of 8 million, which was paid (net of taxes at the rate of 25%) on April 3, 2024

Until the RTH Transaction, we have repurchased 2,507,314 of our shares, out of these shares (373,489 shares) were resold as part of the consideration in the RTH Transaction. As part of the RTH Transaction price adjustment 300,472 shares were returned to us in April 2019. As part of implementation of our Board of Directors decision of 25 million USD share repurchase program, Share repurchases were funded by our wholly owned subsidiary with available cash. Repurchases of the Company’s ordinary shares were based on Rule 10b-18 terms. During the years 2019 and 2021 we purchased 227,828 and 228,725 of our shares for approximately $6 million each year. During the year 2021, we also directly purchased additional 50,995 shares for approximately $1.3 million not through publicly announced plans. During 2022 we purchased additional 357,362 shares for approximately $5 million. During 2023 we purchased additional 282,644 shares for approximately $6.6 million.

As of the date of this report, the updated quantity of treasury shares are 3,581,851 (including the aforementioned, 603,142 shares which are entitled to dividend distributed). The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2023	2022	2021
	(In thousands)

Net cash provided by operating activities	77,218	45,118	55,790
Net cash used in investing activities	(17,229)	(27,354)	(18,524)
Net cash used in financing activities	(32,934)	(36,360)	(58,666)
Effect of exchange rate changes on cash and cash equivalents	(1,471)	(3,860)	(477)
Net increase/decrease in cash and cash equivalents	25,584	(22,456)	(21,877)

Years ended December 31, 2023, December 31, 2022, and December 31, 2021

Net cash provided by operating activities.

Our operating activities provided cash of  $55.8 million in 2021, $45.1 million in 2022 and $77.2 million in 2023.

Cash from operating activities in 2023 increased in an amount of approximately $32.1 million, this increase was mainly due to the growth in our net profit, decrease in inventory and an increase in our deferred revenues proceeds.

Net cash used in investing activities.

Net cash used in investing activities in 2023 in an amount of approximately $17.2 million, included capital expenditure in the amount of $14.2 million.

Net cash used in investing activities in 2022 in an amount of approximately $27,4 million, included capital expenditure in the amount of $26.5 million.

Net cash used in investing activities in 2021 in an amount of approximately $18.2 million, included capital expenditure in the amount of $16.6 million.

Net cash used in financing activities.

Net cash used in financing activities in 2023 in an amount of approximately $32.9  million consisted primarily of a repayment of short and long term credit from financial institution in an amount of $11.4 million, cash dividend payment in an amount of approximately $14.9 million and acquisition of company shares in an amount of approximately $6.6 million.

Net cash used in financing activities in 2022 in an amount of approximately $36.4 million consisted primarily of a repayment of short- and long-term credit from financial institution in an amount of $16.5 million, cash dividend payment in an amount of approximately $11.5 million and acquisition of company shares in an amount of approximately $8.5 million.

Net cash used in by financing activities in 2021 in an amount of approximately $58.9 million consisted primarily of a repayment of short- and long-term credit from financial institution in amount of $23.8 million, cash dividend payment in an amount of approximately $15.8 million a cash payment to settle the obligation to purchase non-controlling interest in an amount of approximately $11.3 million and an acquisition of company shares in an amount of approximately $7.3 million.

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

Expenditures for research and development activities undertaken by us were approximately $17.0  million in 2023, $16.8 million in 2022, $14.1 million in 2021.

D.	TREND INFORMATION

The COVID-19 pandemic had little impact on our business during year 2022. Nevertheless, in case this pandemic or similar in effect will erupt this may have an adverse effect on our business.

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

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position

Izzy Sheratzky	77	President and director
Yehuda Kahane	79	Director
Ze’ev Koren	79	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	71	Director
Eyal Sheratzky	55	Co-Chief Executive Officer and Director
Nir Sheratzky	52	Co-Chief Executive Officer and Director
Gil Sheratzky	46	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	50	Director and an independent Director
Yigal Shani	79	Director
Israel Baron (1)(2)(3) +	70	External Director
Gidon Kotler (1)(2)(3)	83	External Director
Tal Sheratzky- Jaffa	46	Director and an independent director
Ami Saranga	60	Deputy Chief Executive Officer
Eli Kamer	57	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	58	General Counsel
Udi Mizrahi	52	Deputy Chief Executive Officer International Operation and VP of Finance

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

Efraim Sheratzky was appointed to the board on February 9, 2015, to replace Mr. Amos Kurz, as a Class A Director. Efraim Sheratzky studied insurance in the Israeli Insurance College. Efraim Sheratzky owns together with Yigal Shani, Tzivtit Insurance Agency (1998) Ltd. Efraim Sheratzky served as our director from 1999 and until 2005. Efraim Sheratzky is the brother of Izzy Sheratzky and the uncle of Eyal, Nir and Gil Sheratzky and father of Ms. Tal Sheratzky-Jaffa. Mr. Efraim Sheratzky was elected, on December 14, 2022, in annual general shareholders meeting, to serve as a director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd. From 2003 and until 2013 Mr. Sheratzky served as our marketing communication officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Gil serves also as director in Saver One Bringg and chairman of Mapa GIS (a subsidiary of Ituran). Gil Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and nephew of Effraim Sheratzky

Yoav Kahane (Director and an Independent Director, and also a member of audit committee and a member of compensation committee) has served as director of our company since 1998. Mr. Kahane is serving as the Chief Executive Officer of Vizo Specs Ltd,a startup company he co-founded that develop a non-invasive technology for immediate enhancement of attention and the treatment of ADHD .During 2020 he served as CBO of PrintCB ,developer and manufacturer of advanced copper materials for car electrification. a. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences from Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane. Mr. Kahane. Mr. Kahane was elected, on December 14, 2022, in annual general shareholders meeting, to serve as an Independent Director in Class A for additional period until third succeeding Annual General meeting, thereafter.

Yigal Shani has served as a director of our company since its acquisition from Tadiran in 1995. Mr. Shani is an insurance agent and a partner in the insurance agency Tzivtit Insurance Agency (1998) Ltd. together with Efraim Sheratzky, which provides insurance services to our company. Mr. Shani has resigned on March 13, 2014 in order to allow compliance with the provisions of the Israeli Companies Law, which require that the board of directors to include at least one female and was reappointed on February 9, 2015 to replace Mr. Avner Kurz, as a Class B Director.

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board’s committees. Mr. Baron served as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd from 2009 until 2017. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and until 2004 he served as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel. Israel Baron was re-elected on Noveember 30, 2023 for additional 3-year term to serve as external director.

Gidon Kotler is an external director of our company. He was nominated on April 30, 2014. Prior to his retirement on 2016, Mr. Kotler has been serving as the assets manager of Strauss-Group Ltd., one of Israel’s largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center’s management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010. On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2017). On December 12, 2019, an annual general shareholder meeting approved additional extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2020), which was extended for an additional three years (beginning April 30, 2023), in an annual shareholder’s general meeting held on December 14, 2022.

Ms. Tal Sheratzky-Jaffa was until recently a Vice President at Margalit Startup City, a unique Israeli organization focused on building and creating centers of excellence worldwide. Prior to joining Margalit Startup City, Ms. Sheratzky-Jaffa was a Strategy and Development Manager at Reality Investment Funds, Israeli value-add real estate fund. Prior to joining Reality Investment Funds, Ms. Sheratzky-Jaffa was a partner at the Israeli law firm Amit, Pollak, Matalon and Co., specializing in the fields of investment funds, mergers and acquisitions, high-tech and corporate governance, and an associate at the New York offices of the US law firm Akin Gump Strauss Hauer & Feld. Ms. Sheratzky-Jaffa holds LL.M degree from Columbia University (New York), LL. B from Haifa University and B.A (economics) from Haifa University and is a member of the Israeli Bar Association and the New York State Bar. Ms. Sheratzky-Jaffa is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the daughter of Efraim Sheratzky. Ms. Sheratzky – Jaffa was elected, on December 14, 2022, in annual general shareholders meeting, to serve as director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Shahar Sheratzky has served in different marketing roles in our company since 2007. In January 2022 Mr. Shahar Sheratzky was nominated to Vice president, head of our business division. Among his responsibilities are the marketing, selling and digital fields. Mr. Sheratzky holds a MBA degree in business administration with a specialization in global marketing from Reichman University, Israel. Mr. Shahar Sheratzky is the nephew of Izzy Sheratzky and the cousin of Eyal, Nir and Gil Sheratzky and the son of Efraim Sheratzky.

Our articles of association provide for staggered three-year terms for all our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on December 13, 2021; Nir Sheratzky, Yigal Shani and Yehuda  Kahane (class B), who were re-elected on December 10, 2020; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa and Yoav Kahane (class A), who were re-elected on December 12, 2019. This classification of the board of directors may delay or prevent a change of control of our company.

On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gidon Kotler, our external director, for additional three years (beginning April 30, 2017), which was extended to additional term of three years.  On November 30, 2023, an annual general and special shareholders meeting approved the re-election of Mr. Israel Baron, our external director, for additional three years.

Diversity of the Board of Directors

The table below provides certain information regarding the composition of our Board. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix
(As of April 18 , 2024)

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

Shareholders Agreement and Articles of Association of Moked Ituran Ltd.

Pursuant to Moked Ituran Ltds articles of association and agreement (as amended) between its shareholders, there is a mechanism in place with regard to directors to be designated and voted for election by Moked Ituran Ltd in each of our annual shareholders meeting for the relevant class of directors (four directors in class A and B and three in class C). This arrangement for the election of directors is only effective for as long as Moked Ituran Ltd. holds at least 15% of our issued and outstanding share capital.

B.	COMPENSATION

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2023 was approximately $278,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item 6.C - Board Practices under the caption “External directors” below. Our audit committee and board of directors approved compensation for Mr. Ze’ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2023, we paid the sum of NIS508,000 (approximately $138,000) to our external directors, NIS200,000 (approximately $54,000) to Mr. Ze’ev Koren, NIS189,000 (approximately $51,000) to Mr. Yoav Kahane, NIS127,000 (approximately $34,000) to Ms. Tal Sheratzky-Jaffa. We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate costs to the Company of the compensation to our Co-Chief Executive Officers in 2023 were $3.7 million. The aggregate compensation paid to all of our officers as a group during 2023 was approximately $11.6 million. In 2023 we paid an aggregate amount of $66,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our five highest paid officers in 2023:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	789	-	-	-	1,049	504	2,342
Eyal Sheratzky (Co-Chief Executive Officer	614	-	-	-	854	392	1,860
Nir Sheratzky (Co-Chief Executive Officer)	614	-	-	-	854	392	1,860
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)	439	-	-	-	610	280	1,329
Shachar Sheratzky (Vice president, head of our business division)		208	38	23	233	-	502

Total of our 5 highest paid officers $7,893,000

During 2023, we set aside $455,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2023, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below.

For further details concerning such terms of service, please see Item 7.B – Related Parties Transactions under the caption “Transactions with our directors and principal officers.”

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee. In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2023, we paid a total of $1,086,000 to our officers and employees pursuant to the above bonus schemes.

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

Mr. Israel Baron is now serving his seventh term as an external director of the Company, who was re-elected on of November 30, 2023 for a term of 3 years. Mr. Gideon Kotler was appointed on April 30, 2014 by an extraordinary shareholders meeting as our new external director, following the death of our former external director, Dr. Orna Ophir, in January 2014 and was re-elected by our general shareholders meeting on December 28, 2016, for his second term, of additional 3 years term starting from April 30, 2017, which was later extended for additional term of three years beginning ,April 30 , 2023.

Audit committee

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must comprise of at least three directors, including all of the external directors and the chairman of the audit committee must be an external director. In addition, the majority of the members of the audit committee must be independent directors. Under the Israeli Companies Law, a director is considered “independent” if he/she is an external director or if he/she meets the qualifications of an external director, has not served as a director of the company for over 9 consecutive years, and has been classified as such. Under Israeli regulations a director who serves more than 9 consecutive years as a director may still be deemed as “independent director” provided the Audit committee and thereafter the board of directors resolved that his-her tenure as a director for an extend term is for the benefit of the company based on his/her expertise and unique contribution to the board and its committees. Our Audit committee and board of directors so resolved with regard to Messrs. Israel Baron Gidon Kotler. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of such person. All audit committee decisions must be approved by a majority of the committee members of which the majority of members present are independent directors. Furthermore, a person who is not eligible to serve on the audit committee is restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that the company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions of such present is requested by the audit committee.

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

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and any extensions thereto; (ii) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholders’ approval.

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

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2023	2022	2021
By area of activity:
Control Center	380	385	520
Research and Development	167	159	136
Sales and Marketing	103	92	84
Technical support and IT	491	501	489
Finance, Administration and Management	321	356	375
Private enforcement and operations	1,196	1,075	1,041
Manufacturing	183	168	169
Total	2,841	2,736	2,814

By geographic location (out of total):
Israel	906	795	864
Brazil	865	861	782
Others	1,070	1,080	1,168
Total	2,841	2,736	2,814

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

Mexico

The hiring of employees in Mexico is subject to the regulations of the Federal Labor Law, the Social Security Law, the Infonavit Law, the Income Tax Law, Afore, and Infonacot In these laws both workers and employers have obligations and rights; the percentage corresponding to the employer is 40% in Payroll and Employee Tax depending on their level of income. The working relationship between employer and employee is regulated by the Individual work contract In Mexico we have several modalities of types of Labor Contract, according to the permanence and type of contract, example: Contract for a Determined Time, Permanent Contract, and Contract for Determined Work. In these Contracts the conditions of the work are specified. Within our company we also have working relationships through outsourcing, where our employees have the same rights and obligations and adhere to the same internal and legal guidelines. Contract terminations without cause by the employer require the payment of 3 months’ salary as a concept of damages.

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

Colombia

Our employees in Colombia are subject to Colombian labor laws and regulations. All employees have an indefinite term employment contract and the law determines a minimum monthly salary (SMM), which is increased annually by the government and used to calculate labor obligations. 48 hours are the maximum hours for a week. All employees are affiliated with the Social Security System (Health, Pension and Occupational Risks), a percentage is paid by the company and the other by the employee, the calculation depends on the salary. The law determines additional benefits called social benefits payable by the company: Holidays: 15 working days for each year worked; Premium corresponds to the payment of 15 days of salary per semester worked or fraction; Unemployment corresponds to the payment of 30 days of salary per year worked or fraction; Unemployment interest corresponds to 12% of severance pay; Employees who earn less than 2 SMM must be given 3 times a year clothing and footwear or equivalent in bonuses. Termination of employment relationship by the company without a justified reason, is coupled with compensation to the employee. Additionally, for every 20 employees, the company must hire an apprentice who will receive financial support from 1 SMM, and who will be employed for a period of 6 months. Currently the company doesn’t have any unionized employee. For year 2022, Income Tax raises to 35%, as a result of tax reform approved by Colombia congress on 2021 (2021 income tax rate was 31%).

E.	SHARE OWNERSHIP

The following table sets forth share ownership information for our directors and executive officers listed in Item 6.A above as of April 10, 2024. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer (1)	Number of Ordinary Shares Beneficially Owned (2)		Percentage of beneficial ownership (3)
Izzy Sheratzky (4)	4,077,317		20.50
Professor Yehuda Kahane (5)	1,451,137		7.29
Zeev Koren	-		-
Efraim Sheratzky (6)	219,408		1.09
Yigal Shani (7)	223,052		1.12
Eyal Sheratzky	-		-
Nir Sheratzky	-		-
Gil Sheratzky	-		-
Yoav Kahane	-		-
Tal Sheratzky-Jaffa	2,403	*	0.01	*
Israel Baron	-		-
Gidon Kotler	105	*	*
Ami Saranga	-		-
Eli Kamer	-		-
Guy Aharonov	-		-
Udi Mizrahi	-		-
Shahar Sheratzky	-		-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
(2)
Beneficial ownership’ is determined in accordance with the rules of the Securities and Exchange Commission (as defined in Rule 13d – 3 under the Exchange Act) and shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for the purposes of determining the percent owned by such person or group. To our knowledge, the persons and entities named in the table above are believed to have sole voting and investment power with respect to all ordinary shares shown as owned by them, except as described below.

(3)	Amounts in this column are based on 23,475,431 ordinary shares issued as of April 10, 2024, less 3,581,851 treasury shares held by us.
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

F.	DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRENOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of April 10, 2024, to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

Please also see Item 6.E above.There are no shares underlying options or warrants held by such persons.  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares.

The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)	4,075,952	20.47
All directors and executive officers as a group (2).	4,125,227	20.74
Vulcan Value Partners (3)	1,681,329	8.45
FMR LLC. (4)	1,228,293	6.174
Renaissance Technologies LLC. (5)	1,123,800	5.65
Ibex Investors LLC(6)	1,168,815	5.9

Treasury shares	3,581,851

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
(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC (“Vulcan”) on February 13, 2024. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company’s securities that are the subject of Form 13G.
(4) The information presented herein is based on Form 13G filed by FMR LLC. (“FMR”) on February   9, 2024. According to the information presented on such Form 13G, the shares are beneficially owned by members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by FMR on February 9, 2024.
(5) The information presented herein is based on Form 13G filed by Renaissance Technologies LLC. (“RTC”) Renaissance Technologies Holdings Corporation (“RTHC”) on February 13, 2024. According to the information presented on such Form 13G, the shares are beneficially owned by RTC, which is a Delaware limited liability company. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by RTC on February 13, 2024.
(6) The information presented herein is based on Form 13G filed by Ibex Investors LLC (“Ibex”) on February 14, 2024. According to the information presented on such Form 13G, the shares are directly beneficially owned by Ibex Israel Fund LLP, a Delaware  limited liability partnership (the “Fund”), and Ibex is the investment manager of the Fund. For further information on the beneficial ownership please refer to Form 13G filed by Ibex on February 14, 2024.

As of November 2023, we had a total of approximately  1,000  shareholders (including the Depository Trust Company) of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

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

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS243,000 (or $66,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from the fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amounts paid to A. Sheratzky Holdings according this new service agreement in ,,2021, 2022 and 2023 were approximately $3,412,000 , $3,380,000 and $2,155,000 respectively (the numbers include 17% value added tax).Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS189 ,000 (or $51,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in , 2021 , 2022 and 2023 was approximately, $2,692,000, $2,679,000  and $1,727,000, respectively (the numbers include value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS189 ,000 (or $51,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in ,2021, 2022 and 2023 was approximately, $2,692,000 , $2,679,000  and $1,727,000  respectively (the numbers include value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS135,000 (or $37,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months’ advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com’ and/or company’s secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in ,2021 and 2022 and   2023  according to this new service agreement, were approximately, $1,934,000 , $1,841,000 and $1,227,000 respectively (the numbers include value added tax).

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

In 2022 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements):

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2022:
	In US$ thousands
Izzy Sheratzky	1,049	(73)	73	1,049
Eyal Sheratzky	854	(57)	57	854
Nir Sheratzky	854	(57)	57	854
Gil Sheratzky	610	(41)	41	610

For the full-service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.9-4.12(a) attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS15,000, or approximately $4,000, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice. The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years 2021,2022 and 2023 were approximately $69,000, $70,000 and $66,000, respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In  2021 and 2022 2023, Ituran, including its subsidiaries in Brazil, Argentina and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately NIS64.6 Million (or $20.0 Million) NIS96.2 million (or $28.6 million) and NIS  95.1 ($26.2 million), respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Material Legal Proceedings

During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding, all for the period 2007-2012.Total amounts of approximately R$28.0 million (US$5.6 million). as of December 2023 including interest and penalties. The reason Anatel demand the payment of FUST and FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defence against such claims. We are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

10.B. – “Memorandum and Articles of Association” - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law”

Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B.	SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2023.

ITEM 9.	THE OFFER AND LISTING

A.	LISTING DETAILS AND MARKET PRICE INFORMATION

Our ordinary shares have been trading on Nasdaq under the symbol “ITRN” since September 2005.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are quoted on the Nasdaq Global Select Market under the symbol “ITRN”.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Under the Israeli Companies Law, exculpation, indemnification and insurance of office holders must be approved by our compensation committee and our board of directors and, in respect to our chief executive officer, directors and controlling persons, by our shareholders. However, due to the change in the Israeli Company law, from February 2016, the extension or renewal of terms of office (which includes exculpation, indemnification and insurance) of chief executive officer, which terms are not improving the previous terms or not significantly different, and are according to the compensation policy, shall not require approval by the shareholders meeting. In addition, according to changes in Israeli Company law from March 2016, chief executive officer can decide upon insignificant change in the terms of office of his subordinate officers, subject to additional conditions and requirement to include such right in the compensation policy of the company.

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
◾
Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and includes amounts derived by reason of the temporary investment of funds. If we were classified as a PFIC, and you are a US Holder, you could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as “excess distributions” (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you either in the shorter of the three preceding years or your holding period). Under these rules, the excess distribution and any gain would be allocated rateably over our shareholders’ holding period for the ordinary shares, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. In addition, holders of stock in a PFIC may not receive a “step-up” in basis on shares acquired from a decedent. If any of our shareholders are US Holders who hold ordinary shares during a period when we are a PFIC, such shareholders be subject to the foregoing rules even if we cease to be a PFIC.

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

On August 5, 2013 the Israeli Parliament amended the Investments Law, by which, inter alia, it cancelled the scheduled progressive reduction in the corporate tax rate for Preferred Enterprises and set it at 16% for enterprises located elsewhere as of January 1, 2014.

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

As of December 31, 2023, only 1 of our Israeli subsidiaries is entitled to a “Preferred Company” status pursuant to the Investments Law.(see Note 15 c.2 to the Financial Statements).

Tax Benefits under the 2016 Amendment

In December 2016 new legislation amended the Investment Law (the “2016 Amendment”). Under the 2016 Amendment a new status of “Technological Preferred Enterprise” was introduced to the Investment Law.

Technological Preferred Enterprise – an enterprise which, amongst other conditions, is part of a consolidated group with consolidated revenues of less than NIS10 billion. A Technological Preferred Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property, and a Technological Preferred Enterprise in Development Zone A will be subject to tax at a rate of 7.5%. Income not eligible for Technological Preferred Enterprise is taxed at the regular corporate tax rate or at the preferred tax rate as mentioned above, as the case may be.

As of December 31, 2023, 2 of our Israeli subsidiaries are entitled to a “Technological Preferred Enterprise” status pursuant to the Investments Law.

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

Commencing as of January 1, 2017, an individual whose taxable income during a tax year is in excess of NIS640,000, will be liable for an additional 3% on the portion that is in excess of NIS  640,000 (as of January 1, 2024, the amount is 721,560NIS).

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

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a “Substantial Shareholder” (as defined above) at any time during the 12-month period preceding such distribution. A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise income or a Technological Preferred Enterprise income will be generally subject to a withholding tax rate of 20%. An individual whose taxable income during a tax year is in excess of NIS810,720, will be liable for an additional 2% on the portion that is in excess of NIS810,720. From January 1, 2017 taxpayers having taxable income of NIS640,000 will be subject to an additional tax payment at the rate of 2% (and commencing from January 1, 2017 – an additional tax payment at the rate of 3%) on the portion of their taxable income for such tax year that is in excess such threshold. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel, including dividends paid by Israeli companies. On distributions of dividends other than stock dividends, income tax (generally collected by means of withholding) will generally apply at the rate of 25%, or 30% for a shareholder that is considered a significant shareholder (as defined above) at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Dividends paid from income derived from Approved or Benefited Enterprises are subject to withholding at the rate of 20%, or 4% for Benefited Enterprises in the Ireland Track. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. The treaty provides for reduced tax rates on dividends if (a) the shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and held such minimal percentage during the whole of its prior tax year, and (b) not more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding voting shares of which is owned by the Israeli company. The reduced treaty rate, if applicable, is 15% in the case of dividends paid from income derived from Approved, Benefited or Preferred Enterprise or 12.5% otherwise and subject that the non-Israeli shareholder would provide to prior to the divided distribution a certificate from the Israeli Tax Authority for the reduce tax rates under the tax treaty with their country of residence and additional conditions must be met A distribution of dividend to non-Israeli resident from income attributed to a Preferred Enterprise will be generally subject to withholding tax rates of 20%, subject to a reduced rate under the provisions of any applicable double tax treaty.

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

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited interim financial information.

We maintain a corporate website at http://www.ituran.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this annual report on Form 20-F. We have included these website addresses in this annual report on Form 20-F solely as inactive textual references.

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks to which we are exposed as a result of our operations are foreign exchange rate risks and interest rate risks.

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2021  2022 and 2023 , a portion of our revenues and direct expenses was derived in other currencies. For fiscal years ,2021 and 2022 and 2023, we derived approximately 24.3% ,24.8% and 25.3% of our revenues in dollars and other currencies, 52.0% 51.6% and 48.3%, in NIS, 21.4% , 23.6% and 26.4% in Brazilian Reals. In fiscal years, 2021 , 2022 and 2023 , 30.9% , 28.1% and 27.0% of our expenses were incurred in dollars and other currencies, 52.3%, 53.4% and 51.2% in NIS and 16.8% , 18.5% and 21.8% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income (loss) under stockholders’ equity. In the year 2023 a profit of $0.8 million, in the year 2022 a loss of $4.6 Million.

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

	Year Ended December 31,
	2021		2022		2023
	Actual	At 2020 exchange rates (1)	Actual	At 2021 exchange rates (1)	Actual	At 2022 exchange rates (1)
	(In US$ thousands)
Revenues	270,884	264,507	293,072	296,752	234,541	329,420
Gross profit	126,482	123,734	137,562	139,120	153,161	158,291
Operating income	54,615	53,595	58,774	59,218	65,955	67,422

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

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM15.	CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2023 have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2023 and such report is included elsewhere in this Form 20 -F.

(C) Attestation Report of the Registered Public Accounting Firm.

Fahn Kanne & Co.
Head Office
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32 Hamasger Street
Tel-Aviv 6721118,
Board of Directors and Stockholders	ISRAEL
PO Box 36172, 6136101
ITURAN LOCATION AND CONTROL LTD.
T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated April 18, 2024, expressed an unqualified opinion on those financial statements.

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

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
April 18, 2024

(D) Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM16.	[RESERVED]

ITEM16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors determined that Mr. Israel Baron, one of our independent directors, is an “audit committee financial expert”, as defined by the applicable regulations promulgated under Section 407 of the Sarbanes-Oxley Act. For information concerning the experience of Mr. Baron, please refer to Item 6.A – Directors and Senior Management, above.

ITEM16B.	CODE OF ETHICS

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

ITEM16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), has served as our independent auditors. On November 30, 2023 they have been re-elected by our shareholders to serve as our independent auditors for the year 2024, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2023 and 2022:

	2023	2022
	(in thousands, USD)
Audit Fees (1)	596	581
Tax Fees (2)	17	13
Total	613	594

(1)
The audit fees for the years ended December 31, 2023 and 2022 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements and statutory audits.

(2)	Consists of all tax related services.

Our audit committee has approved the above audit and non-audit services provided by Grant Thornton, during the years 2023 and 2022.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 2, 2021, we renewed our purchase plan under Rule 10b-5 and Rule 10b-18 to purchase our shares  for the year 2021 and purchased an additional 279,720 of our shares. During the year 2021, we purchased through our only owned subsidiary under the Plan 228,725 shares and an additional 50,995 shares not through publicly announced plans. During the year 2022 we purchased additional 357,362 of our shares. On February 28, 2023 we announced another purchase plan under Rule 10b-5 and Rule 10b-18 to purchase our shares for another $10 million. During the year 2023 we purchased additional 282,644 of our shares.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum Approximate Value that May Yet to Be Purchased Under the Program
March 2023	53,558	22.40	1,199,971	12,075,963
April 2023	48,118	21.66	1,117,933	10,958,030
May 2023	55,102	21.77	1,199,776	9,758,254
June 2023	49,418	24.28	1,199,977	8,558,277
July 2023	50,336	25.17	1,267,171	7,291,106
August 2023	22,612	27.78	628,260	6,662,846
Total 2023	282,644		6,613,088	6,662,846

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	Insider Trading Policies

We  have an insider trading policy and procedures governing the sale, and other dispositions of our shares by directors, senior management and employees that is designated to promote compliance with applicable insider trading laws, rules and regulations and any listing standards applicable to us. The Policy is attached hereto as Exhibit 19.

ITEM 16K.	Cybersecurity

Risk management and Strategy

1.
Cybersecurity risk management is an integral part of our overall enterprise risk management program. We face certain cybersecurity risks due to: (1) the substantial level of harm that could occur to us, our customers and business partners in case we suffer impacts of a material cybersecurity incident; (2) the networks and systems we must defend against cybersecurity attacks; (3) the use of our systems, products and processes and (4) our use of third-party products and services.

2.
We are committed to maintaining robust governance and oversight of these risks and to implement mechanisms, controls, technologies, and processes designed to help us assess, identify, and manage these risks.

3.
We have not experienced a cybersecurity threat or incident that resulted in or is reasonably likely to result in a material adverse impact to our business or operations. With that, there can be no guarantee that we will not experience such an incident in the future. Such incidents, whether successful or not, could result in our incurring significant costs related to, for example, rebuilding our internal systems, implementing additional threat protection measures, providing modifications or replacements to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages or taking other remedial steps with respect to third parties, as well as incurring significant reputational harm.

4.
In addition, these threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures. We have seen a worldwide increase in cyberattack volume, frequency, and sophistication and we constantly expand our cybersecurity budget in accordance with such increase We constantly seek to detect and investigate unauthorized attempts and attacks against our network, products, and services, and to prevent their occurrence and recurrence where practicable through changes or updates to our internal processes and tools and changes or updates to our products and services. however, we remain potentially vulnerable to known or unknown threats. In some instances, we, our suppliers and customers can be unaware of a threat or incident or effects.

Governance

5.	Further, there is increasing regulation regarding responses to cybersecurity incidents, including reporting to regulators, which could subject us to additional liability and reputational harm.

6.
We aim to incorporate industry best practices throughout our cybersecurity program. Our cybersecurity strategy focuses on implementing effective and efficient controls, technologies, and other processes to assess, identify, and manage material cybersecurity risks. Our cybersecurity program is designed to be aligned with applicable industry standards and is assessed annually by independent third-party auditors. We have processes in place to assess, identify, manage, and address material cybersecurity threats and incidents. These include, among other things: ongoing security awareness training for employees; mechanisms to detect and monitor unusual network activity and containment and incident response tools.

7.
We are actively seeking benchmarking and awareness of best practices. We monitor issues that are internally discovered or externally reported that may affect our products and have processes to assess those issues for potential cybersecurity impact or risk. We also have a process in place to manage cybersecurity risks associated with third-party service providers. We impose security requirements upon our suppliers and intends to broaden such security requirements globally in the near future, including, inter alia: maintaining an effective security management program; abiding by information handling and asset management requirements; and notifying us in the event of any known or suspected cyber incident.

8.
Our Board of Directors has oversight of cybersecurity risk, which it manages as part of our enterprise risk management program. That program is utilized in making decisions with respect to company priorities, resource allocations, and oversight structures. The Board of Directors is assisted by the Audit Committee, which reviews our cybersecurity program with management and reports to the Board of Directors, and also assisted by the Company’s Vice Presidents of Information Technology (VPIT), Chief Information Security Officers (CISO’s), Data Protection Officer (DPO) and Ituran IT Director International. Cybersecurity reviews by the Audit Committee or the Board of Directors generally occur at least once annually, or more frequently as determined to be necessary or advisable.

9.
Our cybersecurity program is run by our CISO’s, who reports to our VPIT’s. Our CISO’s is informed about and monitors prevention, detection, mitigation, and remediation efforts through regular communication and reporting from professionals in the information security team, many of whom hold cybersecurity certifications such as a Certified Information Systems Security Professional or Certified Information Security Manager and using technological tools and software and results from third party audits. Our CISO’s and VPIT’s have extensive experience assessing and managing cybersecurity programs and cybersecurity risk. Our CISO’s and VPIT’s regularly report directly to the Audit Committee or the Board of Directors on our cybersecurity program and efforts to prevent, detect, mitigate, and remediate issues. In addition, we have an escalation process in place to inform senior management and the Board of Directors of material issues.

PART III

ITEM 17.          FINANCIAL STATEMENTS

See “Item 18—Financial Statements.”

ITEM 18.          FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

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

8	List of significant subsidiaries.
12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.
13	Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934.
97.1.	Policy Relating to Recovery of Erroneously Awarded Compensation.
19.	Insider Trading Policy.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005 and incorporated herein by reference.[2]

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	The current lessee under this agreement is the Registrant.

(5)	Filed as an exhibit to Form 13G of Yehuda Kahane for the year ended December 31, 2014, filed on February 17, 2015, and incorporated herein by reference.

(6)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference.

(7)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference.

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
Co-Chief Executive Officers

Dated: April 18, 2024

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2023

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2023

=======================
=============

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Board of Directors and Shareholders of ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and subsidiaries (the “Company”) as of December 31, 2023, and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 18, 2024, expressed an unqualified opinion.

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

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter (cont.)

Goodwill and intangible assets impairment analysis

As described further in Note 1N, Note 8 and Note 9 to the consolidated financial statement, the Company’s consolidated goodwill and intangible assets balances were US$ 10,830 and US$ 39,400 thousand, respectively, as of December 31, 2023. As disclosed by management, goodwill is assigned to reporting units and tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Management determines the fair value of its reporting units using the income approach. Within the income approach, the method that was used is the discounted cash flow method with respect to the goodwill impairment analysis. Management started with a forecast of all the expected net cash flows associated with the reporting units, which includes the application of a terminal value, and then applied a discount rate to arrive at a net present value amount. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. With respect to the intangible asset's impairment analysis, management measures the recoverability of such assets to be held and used by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.

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

Tel-Aviv, Israel
April 18, 2024

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2023	2022

Current assets
Cash and cash equivalents	53,434	27,850
Investment in marketable securities	119	316
Accounts receivable (net of allowance for doubtful accounts)	45,390	45,821
Other current assets (Note 2)	52,724	48,156
Inventories (Note 3)	26,872	28,509
	178,539	150,652

Long-term investments and other assets
Investments in affiliated companies (Note 4A)	714	1,188
Investments in other companies (Note 4B)	2,213	1,779
Other non-current assets (Note 5)	3,989	3,129
Deferred income taxes (Note 15)	14,452	11,400
Funds in respect of employee rights upon retirement	18,525	15,146
	39,893	32,642

Property and equipment, net (Note 6)	41,955	45,598

Operating lease right of use assets, net (Note 7)	8,071	9,905

Intangible assets, net (Note 8)	10,830	12,620

Goodwill (Note 9)	39,400	39,510

Total assets	318,688	290,927

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2023	2022

Current liabilities
Credit from banking institutions (Note 10A)	355	11,845
Accounts payable	20,842	21,937
Deferred revenues	27,117	21,783
Other current liabilities (Note 11)	44,150	37,407
	92,464	92,972

Long-term liabilities
Deferred income taxes (Note 15)	1,116	1,534
Loan from bank institution (Note 10B)	237	345
Liability for employee rights upon retirement	24,562	21,224
Deferred revenues	13,259	13,036
Operating lease liabilities, non-current (Note 7)	4,774	6,886
Other non-current liabilities	2,027	2,071
	45,975	45,096

Commitments and contingent liabilities (Note 12)

Equity:
Stockholders’ equity (Note 13)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2023 and 2022 – 60,000,000 shares
Issued and outstanding – December 31, 2023 and 2022 – 23,475,431 shares
Additional paid- in capital	78,369	78,355
Accumulated other comprehensive loss	(45,175)	(45,831)
Retained earnings	203,563	168,963
Treasury stock at cost – December 31, 2023 – 3,581,851 shares and December 31, 2022 – 3,299,207 shares.	(64,286)	(57,673)
Stockholders’ equity	174,454	145,797
Non-controlling interests	5,795	7,062
Total equity	180,249	152,859

Total liabilities and equity	318,688	290,927

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2023	2022	2021

Revenues:
Telematics services	234,541	209,558	189,649
Telematics products	85,437	83,514	81,235
	319,978	293,072	270,884

Cost of revenues:
Telematics services	98,707	90,129	83,427
Telematics products	68,110	65,381	59,619
	166,817	155,510	143,046

Gross profit	153,161	137,562	127,838
Research and development expenses	16,986	16,848	14,099
Selling and marketing expenses	13,643	13,327	13,262
General and administrative expenses	56,635	48,705	46,118
Other expenses (income), net (Note 8)	(58)	(92)	(256)
Operating income	65,955	58,774	54,615
Other income (expenses), net	2	-	(109)
Financing expenses, net (Note 14)	(1,552)	(5,944)	(5,538)
Income before income tax	64,405	52,830	48,968
Income tax expenses (Note 15)	(13,355)	(12,745)	(11,854)
Share in losses of affiliated companies, net (Note 4A)	(706)	(585)	(102)
Net income for the year	50,344	39,500	37,012
Less: Net income attributable to non-controlling interest	(2,207)	(2,397)	(2,756)
Net income attributable to the Company	48,137	37,103	34,256

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	2.41	1.82	1.65

Basic and diluted weighted average number of shares outstanding	20,000	20,418	20,769

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (loss)

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021

Net income for the year	50,344	39,500	37,012

Other comprehensive income (loss), net of tax:
Unrealized losses in respect of derivative financial instruments designated for cash flow hedge	(299)	-	-
Foreign currency translation adjustments	808	(4,621)	(2,935)
Other comprehensive income (loss), net of tax	509	(4,621)	(2,935)

Comprehensive income	50,853	34,879	34,077
Less: comprehensive income attributable to non-controlling interests	(2,018)	(1,719)	(2,877)
Comprehensive income attributable to the Company	48,835	33,160	31,200

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid - in capital	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2021	23,476	1,983	78,304	(38,832)	127,684	(41,947)	2,707	129,899
Changes during 2021:
Net income	-	-	-	-	34,256	-	2,756	37,012
Other comprehensive income (loss)	-	-	-	(3,056)	-	-	121	(2,935)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(241)	(241)
Dividend paid	-	-	-	-	(15,809)	-	-	(15,809)
Dividend declared	-	-	-	-	(2,872)	-	-	(2,872)
Purchase of treasury shares (*)	-	-				(7,281)		(7,281)
Stock-based compensation in a subsidiary company	-	-	30	-	-	-	-	30
Balance as of December 31, 2021	23,476	1,983	78,334	(41,888)	143,259	(49,228)	5,343	137,803

Changes during 2022:
Net income	-	-	-	-	37,103	-	2,397	39,500
Other comprehensive loss	-	-	-	(3,943)	-	-	(678)	(4,621)
Dividend paid	-	-	-	-	(8,574)	-	-	(8,574)
Dividend declared	-	-	-	-	(2,825)	-	-	(2,825)
Purchase of treasury shares (*)	-	-	-	-	-	(8,445)	-	(8,445)
Stock-based compensation in a subsidiary company	-	-	21	-	-	-	-	21
Balance as of December 31, 2022	23,476	1,983	78,355	(45,831)	168,963	(57,673)	7,062	152,859

Changes during 2023:
Net income	-	-	-	-	48,137	-	2,207	50,344
Other comprehensive income (loss)	-	-	-	656	-	-	(147)	509
Dividend paid to non-controlling interests	-	-	-	-	-	-	(3,327)	(3,327)
Dividend paid	-	-	-	-	(8,763)	-	-	(8,763)
Dividend declared	-	-	-	-	(4,774)	-	-	(4,774)
Purchase of treasury shares (*)	-	-	-	-	-	(6,613)	-	(6,613)
Stock-based compensation in a subsidiary company	-	-	14	-	-	-	-	14
Balance as of December 31, 2023	23,476	1,983	78,369	(45,175)	203,563	(64,286)	5,795	180,249

(*)          See Note 13A6.
The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021
Cash flows from operating activities
Net income for the year	50,344	39,500	37,012
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	21,068	20,134	18,096
Interest and exchange rate on long term credit	-	-	(47)
Loss in respect of trading marketable securities and other investments	89	3,860	2,387
Increase in liability for employee rights upon retirement	2,507	1,243	2,069
Share in losses of affiliated companies, net	706	585	102
Deferred income taxes	(3,125)	(737)	(443)
Capital loss (gain) on sale of property and equipment, net	89	(224)	(166)
Increase in accounts receivable	(26)	(5,104)	(3,994)
Decrease (increase) in other current and non-current assets	(3,169)	(11,055)	1,047
Decrease (Increase) in inventories	1,102	(5,835)	(3,841)
Increase (decrease) in accounts payable	(1,863)	1,419	1,776
Increase in deferred revenues	5,703	2,169	318
Increase in obligation to purchase non-controlling interests	-	-	967
Increase (decrease) in other current and non-current liabilities	3,793	(837)	507
Net cash provided by operating activities	77,218	45,118	55,790

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(2,384)	(868)	(2,097)
Capital expenditures	(14,243)	(26,505)	(16,626)
Investment in affiliated company	(323)	(939)	(136)
Investment in marketable securities	-	(103)	-
Investments in (repayment of) long - term deposit	(100)	147	(48)
Investments in other companies, net	(477)	(137)	(539)
Proceeds from sale of property and equipment	199	1,051	922
Sale of marketable securities	99	-	-
Net cash used in investment activities	(17,229)	(27,354)	(18,524)

Cash flows from financing activities
Repayment of long-term loan	(11,732)	(16,450)	(23,773)
Settlement of obligation to purchase non-controlling interests	-	-	(11,281)
Short term credit from banking institutions	299	-	-
Acquisition of company shares	(6,613)	(8,445)	(7,281)
Dividend paid	(11,561)	(11,465)	(15,809)
Dividend paid to non-controlling interests	(3,327)	-	(522)
Net cash used in financing activities	(32,934)	(36,360)	(58,666)

Effect of exchange rate changes on cash and cash equivalents	(1,471)	(3,860)	(477)

Net change in cash and cash equivalents	25,584	(22,456)	(21,877)
Balance of cash and cash equivalents at beginning of year	27,850	50,306	72,183
Balance of cash and cash equivalents at end of year	53,434	27,850	50,306

Supplementary information on investing and financing activities not involving cash flows:

In November 2023, the Company declared a dividend in an amount of US$ 5 million. The dividend was paid in January 2024.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021

Interest paid	358	713	979

Income taxes paid, net of refunds	10,926	11,094	13,497

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	General (cont.)

2.	Functional currency and translation to the reporting currency (cont.)

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Brazilian Real
At December 31,
2023	3.627	4.8413	126.83 points
2022	3.519	5.2177	123.19 points
2021	3.110	5.5805	117.03 points

Increase (decrease) during the year:
2023	3.07%	(7.21%)	2.95%
2022	13.15%	(6.50%)	5.26%
2021	(3.27%	7.39%	2.80%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average.

3.	Basis of presentation The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

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

5.
Iron Swords War

In October 2023, the Israeli government declared a state of war in response to an attack on civilians at its southern border. Subsequently, additional attacks were launched towards northern Israel. The new security situation has led to several challenges, including some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel.

Regional tensions involving Houthis attacks on commercial ships have recently intensified, affecting shipping operation at the Red Sea. This could lead to delays in shipments as well as increased shipping costs.

The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates, in order to minimize any potential impact on its business, including avoidance of disruption to operation in its facilities in Israel.

As of today, the security situation in recent months had a non-material impact on the Company’s business results. However, since the developments related to the war situation, as well as its duration, are unpredictable, the Company has no ability to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors the developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

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

Changes in fair value measurement of debt and equity securities for the years 2023, 2022 and 2021 amounted to loss of approximately US$ (89), US$ (3,860) and US$ (2,387) thousand, respectively.

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

Accounts receivables are written off against the allowance for uncollectible accounts when the Company determines amounts are no longer collectible.

See also Note 19A.

The allowance in respect of accounts receivable at December 31, 2023 and 2022 was US$ 5,171 and US$ 4,946 thousand, respectively

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

Investments in companies in which the Company has significant influence but less than controlling interests, are accounted for by the equity method. Income on intercompany sales, not yet realized outside of the Company, is eliminated. The Company also reviews these investments for impairment whenever events indicate the carrying amount may not be recoverable.

In accordance with ASC Topic 323-10-40-1, a change in the Company’s proportionate share of an investee’s equity, resulting from issuance of shares by the investee to third parties, is accounted for as if the Company had sold a proportionate share of its investment. Any gain or loss resulting from an investee’s share issuance is recognized in earnings.

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g., budgets, business plans, financial statements, etc.). During 2023, 2022 and 2021, no impairment was identified with respect to such affiliated companies.

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

From time to time the Company carries out transactions involving foreign exchange derivative financial instruments mainly (forward exchange contracts) which are mostly designed to hedge the cash flows expected to be paid with respect to forecasted monthly purchases of inventory, denominated in currencies other than the functional currency of the Company. Such transactions were designated as hedging instruments on the date that the Company entered into such derivative contracts and were determined to qualify as cash flow hedges under ASC Topic 815.

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

See also Note 19B for further information regarding the hedging activities of the Company.

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

1.
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for in accordance with the "purchase method" and is allocated to reporting units at acquisition. Goodwill is not amortized but rather tested for impairment at least annually in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other". Commencing fiscal 2021, the annual goodwill assessment as of December 31, each year.

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

As of December 31, 2023, 2022 and 2021, the Company had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which with an allocated amount of approximately US$ 1.7 million of goodwill, the Company performed a qualitative assessment as of December 31, 2023 and 2022, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 32.3 million of goodwill (as of December 31, 2023), the Company performed the annual impairment test, as of December 31, 2023 using a qualitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was performed using the income approach.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Goodwill and intangible assets (cont.)

1.	(cont.)

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which with an allocated amount of approximately US$ 2.0 million of goodwill, the Company performed a qualitative assessment as of December 31, 2023 and 2022, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 3.5 million of goodwill (as of December 31, 2023), the Company performed the annual impairment test, as of December 31, 2023, using a qualitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was perform using the income approach.

2.
Intangible assets with finite live are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As of December 31, 2023, the intangible assets are amortized as follows:

Years
Technology services	5
Other	5

During 2023 and 2022, the Company did not record any impairment.

Recoverability of intangible assets is measured as described in Note 1L above.

O.	Contingencies

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

Severance payments for the abovementioned policies for the years ended December 31, 2023, 2022 and 2021, amounted to US$ 2,218, US$ 2,115 and US$ 1,910 thousand, respectively.

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

The Company does not adjust the amount of consideration for the effects of a significant financing component since the Company expects, at most contracts' inception, that the period between the time of transfer of the promised goods or services to the customer and the time the customer pays for these goods or services to be generally one year or less, based on the practical expedient. The Company’s credit terms to customers are, on average, between thirty and ninety days.

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

5.
Deferred revenues include unearned amounts received from customers (mostly for the provision of installation, future subscription services and extended warranty) but not yet recognized as revenues. Such deferred revenues are recognized as described in paragraph 2 above or paragraph 6 below, as applicable. For the year ended December 31, 2023, the Company recognized revenue of approximately US$21.7 million that was included in the deferred revenue balance at the beginning of the reporting period. An amount of approximately US$27.1 million is expected to be recognized in the following year.

6.
Extended warranty - In the majority of countries, in which the Company operates, the statutory warranty period is one year, and the extended warranty covers periods beyond year one. Revenues from extended warranty include warranty services which were sold separately for a monthly fee, or warranty services that were determined to represent a separate performance obligation and were sold together with an AVL unit. Such revenues are recognized over the duration of the warranty periods.

7.	Payment terms – The vast majority of the company's payment terms are between 30 to 90 days.

R.	Warranty costs

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

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of such intangible assets based on the estimated future gross revenues from each product net of the estimated future costs of completing and disposing of that product (including the estimated costs of performing maintenance and customer support over the remaining economical useful life), cost of completion of products and cost of delivery to customers over its remaining economical useful life. During each of the years ended December 31, 2023 and 2022, no such unrecoverable amounts were identified.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2023, 2022 and 2021 amounted to US$ 7.3 million, US$ 7.3 million and US$ 8.0 million, respectively. Advertising expenses are presented among "selling and marketing expenses".

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

Regarding the fair value measurements of financial assets and liabilities and the fair value hierarchy of such measurements, see also Note 19C.

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

Direct installation expenses by certain Brazilian subsidiary were determined not to represent a separate performance obligation for revenue recognition purposes in accordance with the principles of ASC 606, as they were determined not to be considered ‘distinct’ (see Note 1Q above). The Company has determined that such installation expenses, and certain other commission and other direct expenses incurred by the company's subsidiaries, relate directly to obtaining or fulfilling contract with a specific subscriber, they generate or enhance the Company resources and are expected to be recovered. An amount of US$ 8.9 million was amortized in 2023.

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

The Company measures and recognizes compensation expense for cash bonuses to senior employees, which are based, or partly based, on the price of the Company’s shares in accordance with ASC 718 -30, "Compensation-Stock Compensation - Awards Classified as Liabilities" (See Note 17C regarding "Excess Return Cash Incentives").

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

The Company determines if an arrangement is a lease at inception.

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

AA.	Recently issued accounting pronouncements

In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. Adopting the new guidance in an interim period other than the first fiscal quarter requires an entity to apply the new guidance to all prior business combinations that have occurred since the beginning of the annual period in which the new guidance was adopted. The Company applied the provisions of ASU 2021-08 prospectively commencing January 1, 2023. However, the adoption did not have notable effect on the consolidated financial statements.

AB.	Recently issued accounting pronouncements, not yet adopted

ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure”

On November 27, 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure” (“ASU 2023-07”).

ASU 2023-07 is aimed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In accordance with ASU 2023-07, public entities are required to disclose significant segment expenses by reportable segment if they are regularly provided to the CODM and included in each reported measure of segment profit or loss. Such disclosures are required on both an annual and an interim basis. In addition, the amendments in ASU 2023-07 enhance interim disclosure by requiring that all existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses and other segment items. ASU 2023-07 also clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss,

ASU 2023-07 provides new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements such as the CODM’s title and position is required on an annual basis, as well as an explanation of how the CODM uses the reported measure(s) and other disclosures.

ASU 2023-07 applies to all public entities that are required to report segment information in accordance with ASC 280.

ASU 2023-07 is effective in a retrospective manner, for fiscal years beginning after Dec. 15, 2023, and interim periods within fiscal years beginning after Dec. 15, 2024. Early adoption is permitted.

The company is still in the process of evaluating the impact of adoption of this standard.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

AB.	Recently issued accounting pronouncements, not yet adopted (cont.)

Income Taxes (Topic 740): Improvements to Income Tax Disclosures

On December 14, the FASB issued ASC 2023-09— Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASC 2023-09”).

ASC 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes.

The amendments in ASU 2023-09 require that public business entities (PBE’s) on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. Specifically, PBE’s are required to disclose a tabular reconciliation, using both percentages and reporting currency amounts, according to specific categories. Separate disclosure is required for any reconciling item in which the effect of the item is equal to or greater than 5 percent of the amount computed by multiplying the income (or loss) from continuing operations before income taxes by the applicable statutory income tax rate.

Also, ASC 2023-09 require that all entities disclose on an annual basis, information about income taxes paid, including the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions. In addition, ASC 2023-09 require that all entities disclose information about income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign.

The amendments in ASC 2023-09 also eliminate certain current disclosure requirements.

For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted.

The company is still in the process of evaluating the impact of adoption of this standard.

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2023	2022
Prepaid expenses (*)	35,869	30,187
Government institutions	3,206	5,831
Deferred contract costs (*)	10,751	8,962
Advances to suppliers	1,962	2,154
Employees	272	375
Others	664	647
	52,724	48,156

(*) See Note 1W

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2023	2022
Finished products	19,506	16,894
Raw materials	7,366	11,615
	26,872	28,509

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2023	2022
Bringg	-	300
Lumax	563	414
Ituran MOB	151	437
Cellutrack	-	37
	714	1,188

B.	Investment in other companies

During the years 2022-2023, the Company made additional investments in two Israeli startups.

The total investments in such companies were US$ 0.48 and US$ 0.14 million during the years ended December 31, 2023 and 2022, respectively.

NOTE 5	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2023	2022

Deferred contract costs (*)	3,689	2,942
Deposits	300	187
	3,989	3,129

(*)	See Note 1W.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2023	2022
Cost:
Operating equipment (*)	59,263	56,070
Office furniture, equipment and computers	53,490	49,629
Land	1,684	1,667
Buildings	5,429	5,492
Vehicles	11,023	9,829
Leasehold improvements	9,776	9,042
	140,665	131,729
Less – accumulated depreciation (**)	(98,710)	(86,131)
Total property and equipment, net	41,955	45,598

(*)	As of December 31, 2023 and 2022, an amount of US$ 40.9 million and US$ 38.1 million is subject to operating lease transactions, respectively.

(**)	As of December 31, 2023 and 2022, an amount of US$ 21.9 million and US$ 22.6 million is subject to operating lease transactions, respectively.

B.
During the years ended December 31, 2023, 2022 and 2021, depreciation expenses were US$ 15.8 million, US$ 13.9 million and US$ 12.3 million, respectively and additional property and equipment was purchased in an amount of US$ 10.7 million, US$ 23.9 million and US$ 13.7 million, respectively.

NOTE 7	-	LEASES

The Company have entered into several non-cancelable operating lease agreements for real estate (mainly offices, warehouse and base stations), vehicles and certain network equipment. In addition to rent, the leases may require payment of maintenance, insurance and other operating expenses. The Company's leases have original lease periods expiring between 2024 and 2029. Payments due under such lease contracts include primarily fixed payments. The Company does not assume renewals in the determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement (or become as such in future date). The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	-	LEASES (cont.)

The components of annual lease costs, lease term and discount rate are as follows:

US dollars
Year Ended
(in thousands)	December 31, 2023

Operating annual lease cost:
Office and warehouse space	2,129
Base stations	1,206
Vehicle	51
Others	16
3,402
Weighted Average Remaining Lease Term (years):
Office space	5.1
Base stations	2.9
Vehicle	1.9
Others	2

Weighted Average Discount Rate (%):
Office space	6.35
Base stations	8.38
vehicle	10.49
Others	7.33

Supplemental cash flow information related to operating leases was as follows:

US dollars
Year Ended
(in million)	December 31, 2023

Cash paid for amounts included in the measurement of lease liabilities:	3.4
Operating cash flows from operating leases

The following is a schedule, by years, of maturities of operating lease liabilities as of December 31, 2023:

US dollars
(in thousands)	December 31, 2023

Period:
2024	3,450
2025	2,143
2026	1,354
2027	1,174
2028	1,085
Thereafter	396
Total operating lease payments	9,602
Less: imputed interest	(1,530)
Present value of lease liabilities	8,072

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	INTANGIBLE ASSETS, NET

	US dollars
	December 31,	Year ended December 31,				December 31,
	2021	2022				2022
(in thousands)	Opening balance	Impairment	Amortization (*)	Additions	Translation differences	Closing balance
Costumer relationship	1,845	-	(1,487)	-	-	358
Technology	13,606	-	(4,223)	2,432	(522)	11,293
Others	1,302	-	(531)	172	26	969
	16,753	-	(6,241)	2,604	(496)	12,620

	US dollars
	December 31,	Year ended December 31,				December 31,
	2022	2023				2023
(in thousands)	Opening balance	Impairment	Amortization (*)	Additions	Translation differences	Closing balance
Costumer relationship	358	-	(358)	-	-	-
Technology	11,293	-	(4,497)	3,477	(97)	10,176
Others	969	-	(419)	41	63	654
	12,620	-	(5,274)	3,518	(34)	10,830

During the years 2021-2023, the impairment analysis of intangible assets did not result in any impairment charge.

(*)
As of December 31, 2023, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2024- US$ 4,707 thousand, 2025- US$ 3,688 thousand, 2026- US$ 1,311 thousand, 2027- US$ 517 thousand and 2028 – US$ 608 thousand.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 are as follows:

	US dollars
	Telematics services	Telematics products	Total
(in thousands)
Balance as of January 1, 2022	34,215	5,784	39,999
Changes during 2022:
Translation differences	(225)	(264)	(489)
Balance as of December 31, 2022 (*)	33,990	5,520	39,510

Changes during 2023:
Translation differences	(50)	(60)	(110)
Balance as of December 31, 2023 (*)	33,940	5,460	39,400

(*)	The accumulated amount of goodwill impairment loss as of December 31, 2023, and 2022 was US$ 29.89 million.

The Company has historically performed an annual goodwill assessment as of June 30 of each year or more often if indicators of impairment are presented. following the second closing of the RT acquisition (which was completed on September 22, 2021), the Company decided to change the date of its annual impairment assessment from June 30 to December 31.

The Company performed annual assessments as of December 31, 2023, 2022 and 2021, and reached a conclusion that no impairment should be recorded at such dates.

NOTE 10	-	CREDIT FROM BANKING INSTITUTIONS

A.	Short term loans:

	US dollars
	December 31,
(in thousands)	2023	2022

Short-term loans - linked to the Mexican Pezo	138	206
Current maturities of long-term loan and credit line utilized (Note 10B)	217	11,639
	355	11,845

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 10	-	CREDIT FROM BANKING INSTITUTIONS (cont.)

B.	Long term loan:

In August 2018, the Company signed on Loan Agreement (the “Loan agreement”) with commercial Israeli bank (the “Bank”) under which the Company has received an amount of approximately 296 million NIS (US$81.7 million) (the “Loan”) from the bank for a period of 5-years that bears an annual interest rate of prime rate (as of December 31, 2023, the prime rate was 6.25%) + 0.53%. In December 2018 and March 2021, the Company early repaid the bank amounts of approximately 30 and 20 million NIS respectively (US$8.0 and US$6.0 million, respectively).

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

During 2021, 2022 and 2023 and as of December 31, 2022, and 2021, the Company was in compliance with the Loan Covenants.

During 2023 the company repaid the remaining balance of the loan.

C.	Maturity dates:

US dollars
December 31,
(in thousands)	2023

First year	355
Second year	237
592

D.	Lines of credit:

Unutilized short-term lines of credit of the Company as of December 31, 2023, aggregated to US$ 1.5 million.

NOTE 11	-	OTHER CURRENT LIABILITIES

Composition:
	US dollars
	December 31,
(in thousands)	2023	2022

Accrued expenses	15,746	11,937
Accrued payroll and related taxes	9,591	8,359
Government institutions	6,593	7,958
Accrued dividend	6,087	4,179
Operating lease liabilities, current	3,298	3,019
Others	2,835	1,955
	44,150	37,407

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 12	-	CONTINGENT LIABILITIES

A.	Claims

1.
During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding all for the period 2007-2012.Total amounts of approximately R$28.0 million (US$ 5.6 million). as of December 2023, including interest and penalties. The reason Anatel demand the payment of FUST and FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. The authorities have construed that we render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defense against such claims. We are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

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

As of December 31, 2023, minimum future rentals under operating leases of buildings, vehicles and base station sites for periods were as follows: 2024 – US$ 3.5 million, 2025 – US$ 2.1 million, 2026 US$ 1.4 million, and hereafter– US$ 2.6 million.

The leasing fees expensed in each of the years ended December 31, 2023, 2022 and 2021, were US$ 3.4 million, US$ 3.3 million and US$ 2.7 million, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY

A.	Share capital:

1.	Composition:
December 31, 2023 and 2022	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2.	In September 2005, the Company registered its ordinary shares for trade in the United States.

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

During 2021, the Company repurchased a total of 50,995 shares amounting to approximately $1.3 million.

During 2022, a Company's fully owned subsidiary had repurchased a total of 146,589 shares amounting to approximately $3.4 million.

During 2022, the Company repurchased a total of 210,773 shares amounting to approximately $5.0 million.

During 2023, the Company repurchased a total of 282,644 shares amounting to approximately $6.6 million.

As of December 31, 2023, an amount of 3,581,851 ordinary shares representing 15.26% of the share capital of the Company is held by the Company and its' fully owned subsidiary as treasury shares. (3,299,207 shares as of December 31, 2022).

5.	Treasury stock have no voting rights.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY (cont.)

B.	Retained earnings

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

5.	On March 3, 2021, the board of directors also approved a dividend policy of $3 million, per quarter.

6.	In November 2023 our Board decided to resume to a $5 million as dividend distributed quarterly and

7.	In February 2024 the board of directors approved the increase of quarterly dividend to $8 million.

8.
During the years ended December 31, 2023, 2022 and 2021, the Company declared dividends in the amount of US$ 0.68, US$ 0.56 and US$ 0.9, per share, totaling approximately US$ 14.0, 12.0 and 20.0 million, respectively (including fourth quarter dividend declared and paid on the following month of January).

NOTE 14	-	FINANCING EXPENSES, NET

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021

Short-term interest expenses commissions and other	(1,585)	(1,923)	(1,367)
Loss in respect of marketable securities and other investments	(89)	(3,860)	(2,387)
Interest expenses in respect of long-term loans	(311)	(654)	(883)
Interest income in respect of deposits	1,649	995	538
Income related to taxes positions	425	35	190
Exchange rate differences and others, net	(1,641)	(537)	(662)
Expenses in respect of changes in obligation to purchase non-controlling interests (*)	-	-	(967)
	(1,552)	(5,944)	(5,538)

(*)	See Note 1Y

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021
Income taxes (tax benefit):
Current taxes:
In Israel	10,202	9,110	4,916
Outside Israel	5,997	4,711	6,954
	16,199	13,821	11,870
Deferred taxes:
In Israel	(995)	(102)	(300)
Outside Israel	(2,130)	(634)	(143)
	(3,125)	(736)	(443)
Taxes in respect of prior years:
In Israel	10	(457)	339
Outside Israel	271	117	88
	281	(340)	427
	13,355	12,745	11,854

B.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustment Law”)

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

2.
As of December 31, 2023, one Israeli subsidiary (located in areas other than Development Zone A) is entitled to a "Preferred Company " status pursuant to the investment law and subject to 16% corporate tax rate.

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

2.
As of December 31, 2023, two Israeli subsidiaries (located in areas other than Development Zone A) are entitled to a "Technological Preferred Enterprise" status pursuant to the investment (under the 2016 amendment) law and subject to 12% corporate tax rate. Income not eligible for Technological Preferred Enterprise is taxed at the regular corporate tax rate or at the preferred tax rate as mentioned in Note C1 above, as the case may be.

E.	Israeli corporate tax rates

Taxable income of the Company and its Israeli subsidiaries (that are not entitled to special tax rates as described above) is subject to a corporate tax rate of 23% in 2021, 2022 and 2023.

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

I.	Carry forward foreign tax credits and tax losses

As of December 31, 2023, there are no losses carried forward that are likely to be used in the near future.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

J.	The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021

Pretax income	64,405	52,830	48,968
Statutory tax rate	23%	23%	23%
Tax computed at the ordinary tax rate	14,813	12,151	11,263
Nondeductible expenses (income)	(284)	2,123	(282)
Losses and timing differences in respect of which no deferred taxes assets were recognized	(557)	1,742	446
Tax adjustment in respect of different tax rates	1,087	499	1,202
Adjustment in respect of tax rate deriving from “approved enterprises”	(3,133)	(3,002)	(1,874)
Tax related to previous years	281	(340)	427
Others	1,148	(428)	672
	13,355	12,745	11,854

K.	Summary of deferred taxes

Composition:

	US dollars
	December 31,
(in thousands)	2023	2022

Deferred taxes
Provision for vacation, recreation and bad debt	415	560
Provision for other employee related obligations	1,990	1,758
Provision for deferred revenues/expenses and other obligations	6,876	4,207
Other temporary differences, net	4,055	3,341
	13,336	9,866

	US dollars
	December 31,
(in thousands)	2023	2022

Deferred income taxes included in long-term investments and other assets	14,452	11,400
Deferred income taxes included in long-term liabilities	(1,116)	(1,534)
	13,336	9,866

L.	Income before income taxes is composed as follows:

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021

The Company and its Israeli subsidiaries	55,316	51,562	39,594
Non-Israeli subsidiaries	9,089	1,268	9,374
	64,405	52,830	48,968

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 16	-	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2023, 2022 and 2021, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	48,137	37,103	34,256

	Number of shares
	Year ended December 31,
(in thousands)	2023	2022	2021
Weighted average number of shares used in the computation of basic and diluted earnings per share	20,000	20,418	20,769

NOTE 17	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, served as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance was entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2022, US$ 502 thousand and US$ 870 thousand, respectively.)

Tzivtit Insurance was entitled to commissions in an aggregate amount of US 115 thousand and US$ 114 thousand in 2022 and 2021, respectively). to be paid to Tzivtit Insurance by the insurance company on account of these policies. The Company paid monthly consulting fees of NIS 15,000 (US$ 4,800) a month, linked to the Israeli Consumer Price Index to Professor Kahane. The aggregate amount paid to Professor Kahane in each of the years 2023, 2022 and 2021 was approximately US$ 66,000, US$ 70,000 and US$ 69,000, respectively.

In January 2023, Tzivtit sold its insurance operation to a third party.

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

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide services as independent contractors, which shall be entitled to a monthly payment of NIS 243,000, 189,000, 189,000 and 135,000 respectively plus VAT (US$66,000, US$51,000, US$51,000 and US$37,000 respectively) linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On December 12, 2022 the Company's general meeting of shareholders has reapproved the compensation policy for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

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

(*)
As of December 31, 2023, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2024- US$ 4,707 thousand, 2025- US$ 3,688 thousand, 2026- US$ 1,311 thousand, 2027- US$ 517 thousand and 2028 – US$ 608 thousand.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	RELATED PARTIES (cont.)

	B.	(cont.)

In 2023, 2022 and 2021 Executive Offices Holders were entitled to Target based cash incentives at the maximum rate of (150%).

Due to the Covid-19 effects and based on their own initiative, the Company's Executive Office Holders agreed to temporarily decrease their base salary by 25% from April 2020, for an indefinite period until they will perceive that the effect of Covid -19 on Company’s business will be less significant. In April 2021, the temporarily decrease in their base salary reduction was canceled.

The table below summarizes the aggregate amounts paid to the company's Executive Office Holders:

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021
Izzy Sheratzky	2,155	3,380	3,412
Eyal Sheratzky	1,727	2,679	2,692
Nir Sheratzky	1,727	2,679	2,692
Gil Sheratzky	1,227	1,841	1,934

NOTE 18	-	SEGMENT REPORTING

A.	General information:

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

B.	Information about reported segment profit or loss and assets:
	US dollars
(in thousands)	Telematics services	Telematics products	Total

Year ended December 31, 2023
Revenues	234,541	85,437	319,978
Operating income	65,039	916	65,955
Assets	106,355	32,141	138,496
Goodwill	33,940	5,460	39,400
Expenditures for assets	8,837	488	9,325
Depreciation and amortization	13,346	1,433	14,779

Year ended December 31, 2022
Revenues	209,558	83,514	293,072
Operating income	56,287	2,487	58,774
Assets	99,127	33,553	132,680
Goodwill	33,990	5,520	39,510
Expenditures for assets	19,024	1,001	20,025
Depreciation and amortization	13,030	1,608	14,638

Year ended December 31, 2021
Revenues	189,649	81,235	270,884
Operating income	48,072	6,543	54,615
Assets	81,450	36,397	117,847
Goodwill	34,215	5,784	39,999
Expenditures for assets	9,404	706	10,110
Depreciation and amortization	11,650	1,903	13,553

C.	Information about reported segment profit or loss and assets:

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2023	2022	2021

Total revenues of reportable segment and consolidated revenues	319,978	293,072	270,884

Operating income
Total operating income for reportable segments	65,955	58,774	54,615
Unallocated amounts:
Financing income, net	(1,552)	(5,944)	(5,538)
Other expense, net	2	-	(109)
Consolidated income before taxes on income	64,405	52,830	48,968

Assets
Total assets for reportable segments (*)	177,896	172,190	157,846
Other unallocated amounts:
Current assets	91,263	72,190	93,244
Investments in affiliated and other companies	2,927	2,967	2,751
Property and equipment, net	14,620	14,795	15,783
Other unallocated amounts	31,982	28,785	23,397
Consolidated total assets (at year end)	318,688	290,927	293,021

Other significant items
Total expenditures for assets of reportable segments	9,325	20,025	10,110
Unallocated amounts	4,918	6,480	6,516
Consolidated total expenditures for assets	14,243	26,505	16,626

Total depreciation, amortization and impairment for reportable segments	14,779	14,638	13,553
Unallocated amounts	6,289	5,496	4,543
Consolidated total depreciation, amortization and impairment	21,068	20,134	18,096

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2023	2022	2021

Israel	154,175	150,423	140,569
Brazil	85,622	69,091	57,764
Others	80,181	73,558	72,551
Total	319,978	293,072	270,884

	Property and equipment, net
	December 31,
(in thousands)	2023	2022	2021

Israel	12,687	13,138	14,524
Brazil	20,644	23,488	13,617
Others	8,624	8,972	7,511
Total	41,955	45,598	35,652

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2021, 2022 and 2023 there were no sales exceeding 10% of total revenues to none of the Company customers.

G.	Major product lines and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the years ended December 31, 2022 and 2023:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2022			Year ended December 31, 2023
	Telematics services	Telematics products	Total	Telematics services	Telematics products	Total
At a point of time	-	81,342	81,342	-	83,626	83,626
Over a period of time	209,558	2,172	211,730	234,541	1,811	236,352
	209,558	83,514	293,072	234,541	85,437	319,978

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the year ended December 31, 2021:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2021
	Telematics services	Telematics products	Total
At a point of time	-	78,947	78,947
Over a period of time	189,649	2,288	191,937
	189,649	81,235	270,884

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and marketable securities.

Most of the Company’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2023 and 2022, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

From time to time the Company enters into foreign exchange forward contracts intended to protect against the increase in the purchase price of forecasted inventory purchases dominated in currencies other than the functional currency of the purchasing entity. Regarding the activity in 2023 see B below.

However, during the years ended December 31, 2023, and 2022 such activity was limited.

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

During 2023 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency of the purchasing entity, will be affected by changes in exchange rates. As of December 31, 2023, 12 transactions that originated in 2023 remain outstanding.

During 2023, all the financial derivatives were designated and accounted for as hedging instruments.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management (cont.)

Fair values of derivative instruments:

	Assets derivatives
As of December 31, 2023	Thousands of US dollars
Balance sheet location		Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current liabilities	299

Amounts reclassified to statement of comprehensive income (loss):

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2023		Thousands of US dollars

Foreign exchange contracts	Unrealized losses in respect of derivative financial instruments designated for cash flow hedge	299

As of December 31, 2023, the notional amount of forward exchange contract with respect to cash follow hedge of anticipated transactions amounted to US$ 18 million (US$ 1.5 million per month for the next 12 months).

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

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2023 and 2022:

	December 31, 2023
(in thousands)	Level 1	Level 2	Level 3

Derivatives designated as hedging instruments	-	299	-
Trading securities	119	-	-
Total	119	299	-

	December 31, 2022
(in thousands)	Level 1	Level 2	Level 3

Trading securities	316	-	-
Total	316	-	-