Form 20-F
period 2024-12-31
Ituran Location & Control Ltd.
filed 2025-04-21
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

TABLE OF CONTENTS

USE OF CERTAIN TERMS		iv
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		iv
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
B.	CAPITALIZATION AND INDEBTEDNESS	3
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
D.	RISK FACTORS	3
ITEM 4.	INFORMATION ON THE COMPANY	9
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	9
B.	BUSINESS OVERVIEW	10
C.	ORGANIZATIONAL STRUCTURE	20
D.	PROPERTY, PLANTS AND EQUIPMENT	21
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	22
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
A.	OPERATING RESULTS	22
B.	LIQUIDITY AND CAPITAL RESOURCES	33
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	36
D.	TREND INFORMATION	36
E.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	36
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	37
A.	DIRECTORS AND SENIOR MANAGEMENT	37
B.	COMPENSATION	41
C.	BOARD PRACTICES	45
D.	EMPLOYEES	49
E.	SHARE OWNERSHIP	51

i

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	52
A.	MAJOR SHAREHOLDERS	52
B.	RELATED PARTY TRANSACTIONS	54
C.	INTERESTS OF EXPERTS AND COUNSEL	58
ITEM 8.	FINANCIAL INFORMATION	58
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	58
B.	SIGNIFICANT CHANGES	59
ITEM 9.	THE OFFER AND LISTING	59
A.	OFFER AND LISTING DETAILS	59
B.	PLAN OF DISTRIBUTION	59
C.	MARKETS	59
D.	SELLING SHAREHOLDERS	59
E.	DILUTION	59
F.	EXPENSES OF THE ISSUE	59
ITEM 10.	ADDITIONAL INFORMATION	59
A.	SHARE CAPITAL	59
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	59
C.	MATERIAL CONTRACTS	67
D.	EXCHANGE CONTROLS	67
E.	TAXATION	67
F.	DIVIDENDS AND PAYING AGENTS	74
G.	STATEMENT BY EXPERTS	74
H.	DOCUMENTS ON DISPLAY	75
I.	SUBSIDIARY INFORMATION	75

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

Revenues from our stolen vehicle recovery services, which we refer to as SVR services (“SVR”) and automatic vehicle location (“AVL”) products, which we refer to as telematics products, are primarily dependent on our relationships with insurance companies and car manufacturers. In Israel, insurance companies drive  demand for our SVR services and telematics products by encouraging and, in some cases, requiring customers to subscribe to vehicle location services and purchase vehicle location products such as ours. Our subsidiaries   enter into  agreements with insurance companies  to subscribe to our services and purchase or lease our products directly. Our inability to maintain our existing relationships or establish new relationships with insurance companies could adversely affect our revenues and growth potential. In some of the territories in which we operate, we have business relationships with car manufacturers. Our inability to maintain our existing relationships or establish new relationships with car manufacturers could adversely affect our revenues and growth potential.

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

Our SVR services and telematics products are primarily used to protect vehicles and are often installed before or immediately after their initial sale. Consequently, a reduction in new vehicle sales could reduce our addressable market for SVR services and telematics products. New car sales may decline for various reasons, including an increase in new car tariffs, taxes or gas and electricity prices. A decline in vehicle production levels or labor disputes affecting the automobile industry in the markets where we operate may also impact the volume of new vehicle sales. A decline in new car sales in the markets in which we provide our SVR services or sell our telematics products could result in reduced demand for these services and products.

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

We rely on some intellectual property and licenses that we license from third parties, the loss of which could preclude us from providing our SVR services or market and sell some of our telematics products, which would adversely affect our costs, revenues and profitability.

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

We are required to obtain specific licenses and approvals from various governmental authorities in order to conduct our operations. For example, some of our telematics products use radio frequencies that are licensed and renewed periodically from the Ministry of Communications in Israel and similar agencies worldwide. As we continue to expand into additional markets, we might be required to obtain new permits and approvals from relevant governmental authorities. Furthermore, once our telematics infrastructure is deployed and our telematics end-units are sold to subscribers, a change in radio frequencies would require us to recalibrate all of our antennas and replace or modify all end-units held by subscribers, which would be costly and may result in delays in the provision of our SVR services. In addition, some of the governmental licenses for radio frequencies that we currently use may be preempted by third parties. In Israel, our license is designated as a “joint” license, allowing the government to grant third parties a license to use the same frequencies, and in Brazil our license is designated as a “secondary”, non-exclusive license, which allows the government to grant a third party a primary license to use such frequencies, which third-party use could adversely affect, disrupt or curtail our operations. Our inability to maintain necessary governmental licenses and frequency approvals, or third-party use of or interference with the same licenses or frequencies, could result in a significant increase in costs and decline in revenues and profitability.

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

The absence of these conditions, our inability to locate markets in which these conditions exist or the loss of any one of these conditions in markets we currently serve could adversely affect our revenues generated in existing markets and our growth potential .Since October 7th massacre and due to the war that followed we encountered network disruptions which caused some disturbance to our stolen vehicle recovery services and Usage based insurance,(UBI).Nevertheless we sustained our rate of success in the recovery of stolen vehicles .

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

We rely on three major suppliers to supply us with various products and software. Each of these suppliers supply us with different types of products and services and acts as single supplier of these products and services.

We rely on three major suppliers to supply us with various products and software, one of them is our subsidiary. Each of these suppliers supply us with different types of products and software and acts as the single supplier of these products and services.  Termination of relations with one of our major suppliers would adversely affect our operations and revenues.

We depend on the use of specialized quality assurance testing equipment to produce our telematics products, the loss or unavailability of which could adversely affect our results of operations.

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

Our telematics and SVR and cloud services, relies on the use of information technology which under a major cyber security breach, could harm our operations. We are using physical services, wireless transmitting stations, GPRS/GPS, and in lesser account cloud computing to provide our services. There are risks associated with storing and transmitting data, which due to cyber security breach may be corrupted, and the store data on remote servers may be destroyed, damaged, seized, or otherwise no longer accessible, which may temporarily decrease our ability to deliver telematics and SVR services.

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

Inflation and shortage of semiconductor and other critical components supplies

In periods of shortages impacting the semiconductor industry such as during year 2022, we have placed and may continue to place non-cancellable inventory orders in advance of our historical lead times, and pay premiums and/or provide deposits to secure future supply and capacity. For example, while we previously placed orders with approximately six months’ lead time, we have begun placing orders at least twelve months in advance. Our inventory and purchase commitments reflect our demand expectations for our future quarters and long-term supply and capacity needs. However, we may not be able to accurately predict when such periods of shortage will end, nor do we know whether those inventory orders accurately address our current and future demand needs. These actions increased some of our product costs .If this shortage will sustain we may suffer same economic extra costs in the future.

During the year 2023 and 2024 , we have encountered growing inflation rates and growing interest rates in the main territories where we operate. This has caused additional costs to our financing and operations. This environment has a potential negative impact on our results, as long as it sustains.

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

The provision of our SVR services depends upon adequate network coverage for accurate tracking information. In Israel, we have installed 98 base sites that provide complete communications coverage in Israel. Similarly, we have communications coverage in Sao Paulo, Brazil (124 sites) and Buenos Aires, Argentina (7 sites). The installation and operation of most of our base sites require building permits from local or regional zoning authorities as well as a number of additional permits from governmental and regulatory authorities.

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

Our headquarters are located in Israel and most our key employees, officers and directors are residents of Israel. Accordingly, security, political and economic conditions in Israel directly affect our business. Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbours. During the recent years Israel was engaged in an armed conflicts with a militant group and political party who controls the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and may negatively affect business conditions in Israel.

On October 7th, 2023, Hamas terrorist organization has launched an horrific hostile military assault against Israel. Hamas has murdered 795 civilians, 373 soldiers, policemen and foreigners and kidnapped more than 230   into the Gaza Strip. On that day, where militant groups launched a surprise attack on southern Israel from the Gaza Strip, marking the start of a most significant military escalation in the region. After clearing Hamas militants, the Israeli retribution war actions against Hamas which started from October 8th with more than 250,000 Israeli soldiers recruited from reserve military retaliated by conducting an extensive aerial bombardment campaign on Hamas targets, followed by a large-scale ground military act on Gaza. The aforementioned was also coupled with military actions taken on the Northern part of Israel against the Hasbullah from Lebanon which later turned into full scale fighting. Moreover during 2024 Iran has launched   several missiles and ballistic missiles attacks against Israel to which Israel retaliated. We were not significantly affected by the aforementioned hostile and military actions. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, there are number of countries, primarily in the Middle East, that still restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse effect on our ability to grow our business and our results of operations.

The Israeli government during year 2023 & 2024 pursued extensive changes to Israel’s judicial system. This has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, due to potential reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating which already occurred twice, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments occur, they may have an adverse effect on our business, our results of operations, or our ability to raise additional funds.

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

We have been declared a monopoly under the Israeli Economy competition Law (formerly known as Restrictive Trade Practices Law, 1988) (the “Israeli Antitrust Law”), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority (under its new name - Competition Authority) may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behaviour. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli Competition authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 100 million (approximately US$27.6 million, or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

It may be difficult and costly to enforce a judgment issued in the United States against us, our executive officers and directors, or to assert United States securities laws claims in Israel or serve process on our officers and directors.

We are incorporated and headquartered in Israel. As a result, our executive officers and directors are non-residents of the United States and a substantial portion of our assets, and the assets of these persons are located outside of the United States. Therefore, service of process upon any of these officers or directors may be difficult to effect in the United States. Furthermore, it may be difficult to enforce a judgment issued against us in the United States or any of such persons in both United States courts and other courts abroad.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical US-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters., There is little case law available to assist in understanding the implications of these provisions that govern shareholders’ actions, which may be interpreted to impose additional obligations on holders of our ordinary shares that are typically not imposed on shareholders of US-based corporations.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares may fluctuate as a result of a number of factors, including:

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

Moked Ituran Ltd. currently beneficially owns approximately 19.43% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling an interest in our company to a third party. In addition, our articles of association provide for a staggered board which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management.

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

In the years 2018 and 2021, we completed in two steps, the acquisition of Road Track Holding S.L, (following transaction name was changed to Ituran Spain Holdings S.L) a telematics company operating primarily in the Latin American region ("RTH Transaction").

Principal Capital Expenditures

We had capital expenditures of $ 13.6 million in 2024 of $14.2 million in 2023, and $26.5 million in 2022, primarily in Israel, Brazil and Mexico, consisting primarily of acquisitions of the operational equipment we use to provide. We financed our capital expenditures with cash flows generated from our operations.

B.	BUSINESS OVERVIEW

Overview

We believe we are a leading provider of telematics services, consisting predominantly of stolen vehicle recovery, fleet management services and other tracking services as well as connected car and usage base insurance (UBI). We also provide telematics products used in connection with our telematics services. We currently primarily provide our services and sell and lease our products in Israel, Brazil, and our other regions which we operate and also other regions through our distributers. We utilize technologies that enable precise and secure high-speed data transmission and analysis. Some of the technology underlying our products was originally developed for the Israeli Defence Forces.

We generate our revenues from subscription fees paid for our telematics services and from the sale and lease of our telematics products.

We describe below the principal markets in which we compete. For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, please see Item 5.A - Operating Results under the caption “Revenues”.

Telematics Services

In 2024, 72 % of our revenues were attributable to our telematics services. As of December 31, 2024, we provided our services in Israel, Brazil, and other countries to approximately 930,000, 725,000 and 754,000 subscribers, respectively.

We have direct agreements with three major car manufacturers and our products are embedded in their vehicles or otherwise approved by the car manufacturers. This connection requires us to meet the highest car manufacturer automotive standards.

Stolen vehicle recovery services

Our stolen vehicle recovery and tracking services, which we refer to as SVR services, enable us to locate, track and recover stolen vehicles for our subscribers. Our customers include retail and commercial who subscribe to our services directly, car manufacturers and insurance companies that either require their customers to install a security system or offer their customers financial incentives to subscribe to SVR services such as ours. In certain countries, insurance companies directly subscribe to our SVR services on behalf of their customers.

Fleet management services

Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2024, we provided our services to approximately 474,000 end-users through corporate customers in countries where we operate directly and through 26,000 distributers.

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

"Connected Car"- The service platform includes a back-office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app and additional related operational, and marketing services, as well as information analysis. "Connected Car" is operating in Israel, Brazil, and other regions which we operate.

“Usage Based Insurance” (UBI) – we have developed a unique product (hardware and software) that measure and analyse the driving behaviour in a verity of aspects by the driver, which enables insurance companies to offer a tailor -made and personalized insurance policy. The UBI has already been implemented and marketed by the majority of the insurance companies in Israel.

“Auto Financing” - A strong second-hand car market in many of our geographies in Latin America, and new fintech start-ups as well as banks enter this segment to provide the financing in this market. However, they need a provider of location-based and connected-car technology, such as Ituran, to monitor the car location and driver’s behaviour and thereby decrease the risk of the car loans they make in these markets.

Telematics Products

In 2024, 28 % of our revenues were attributable to the sale of our telematics products. Our telematics products employ short - and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as telematics products.

Our telematics products enable the location and tracking of vehicles, as well as assets, and are used by us primarily to provide SVR, fleet management services and UBI services to our customers. Each subscriber to our services has our telematics end-unit installed in their vehicle. Subscribers to services for locating equipment and merchandise use our SMART and GPS/GPRS products.

Our Services and Products

Telematics services

Stolen vehicle recovery

Our stolen vehicle recovery system is based on three main components: a telematics end-unit that is installed in the vehicle, a network of base stations and a 24-hour manned control center. Once the control center receives indication of an unauthorized entry into a vehicle equipped with our telematics end-unit, our operators decide whether it is a false alarm or an actual unauthorized entry. If it is determined to be an unauthorized entry, or if a notification of the vehicle’s theft is received directly from the vehicle operator, our operators transmit a signal that activates the transmitter installed in the vehicle. We then pinpoint the location of the transmitter with terrestrial network triangulation technology or GPRS technology as we communicate the location to our operations center and notify the relevant law enforcement agency. In Israel, Brazil, and the other regions which we operate, we also maintain private enforcement units, which work together with local police to recover the vehicle. In addition, we have the capability to immobilize vehicles remotely from our control centers.

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

“UBI” and "Connected Car". We provide UBI services in Israel to most of insurance companies, and Connected Car services in Israel, Brazil, and other regions which we operate. For additional information on the service, see Item 4.B. – “Information on the Company “- “Business Overview” under the caption “Telematics Services”

Telematics products

Our telematics products are used for various applications in the telematics markets and primarily in connection with our telematics services described above.

Our telematics products enable the location and tracking of vehicles, as well as assets or persons, and are primarily used by us in providing our telematics services. Most of our subscribers to our services have at least one of our end-units installed in his or her vehicle. Subscribers to services for locating persons or valuables will use our SMART and GPS/GPRS products. Our key telematics products for telematics applications include:

■
Base Site: a radio receiver, which includes a processor and a data computation unit to collect and send data to and from transponders and send that data to controls centers as part of the terrestrial infrastructure of the location system;

■
Control Center: a center consisting of software used to collect data from various base sites, conduct location calculations and transmit location data to various customers and law enforcement agencies;

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual.

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel	SVR, Fleet Management, Value-added services, Connected Car, UBI	Telematics Products

Brazil	SVR, Fleet Management, Value-added services, Connected Car, Asset protection to Auto Lenders	Telematics Products

Mexico, Ecuador, Colombia	SVR, Fleet Management, Value-added services, including Accessories, App & web page services Connected Car	Telematics Products

United States	SVR, Fleet Management, Value-added services, Asset protection to Auto Lenders	Telematics Products

Argentina	SVR, Fleet Management, Value-added services, Connected Car Asset Tracking	Telematics Products

We maintain a control center in each of the countries listed above, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our telematics services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 The operations in Israel were expended through M& A transactions with local companies (following the RTH Transaction which was concluded in year 2018-"RTH Transaction") as well as organic growth. We operate throughout Israel in providing services mainly through GPS/GPRS and also in some cases RF based products and services.

◾
Brazil: We commenced operations in Brazil in 2000. The operations were expended through organic growth. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro. However, we operate throughout Brazil in providing GPS/GPRS based products and services.

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

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2024, our selling and marketing team consisted of 56 employees.

(A) Telematics services

Stolen vehicle recovery

Our customers in the SVR market include insurance companies, car manufactures, retail and commercial companies. As of December 31, 2024, majority of our subscribers use SVR services.

Our marketing and sales efforts are principally focused on five target groups: insurance companies and agents, car manufacturers, dealers and importers, cooperative sales channels (mostly vehicle fleet operators and owners), private fleet subscribers, and finance Institution.

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

Fleet management

Vehicle fleet management systems are primarily marketed through vehicle fleets’ departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2024, we provided our services to approximately end users through 474,000 corporate customers and individuals in countries where we operate.

Value-added services

“Concierge Services” - Our concierge services are provided to existing SVR customers. A few thousands SMART devices were installed in valuable merchandise and equipment.

"Connected Car"- The service platform includes a back-office application, a telematics device installed in the vehicle, mobile apps for both IOS and Android and an interface using the car infotainment screen. Such services include information on car service history, information on some car systems, remote communication with the car in order to detect malfunctions, and to provide pre-emptive car maintenance alerts for both mechanical failures and operational issues such as a low tire pressure alert. The system also enables booking service appointments, both from the infotainment system interface in the system and from the user's mobile app, and additional related operational, and marketing services, as well as information analysis.” Connected Car’ is operating in regions where we operate.

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

(A) Telematics services

We compete with a variety of companies in each of our markets. The major technologies utilized by our competitors are GPS/cellular, network-based cellular, UBI and radio frequency-based homing systems. In addition, new competitors utilizing other technologies may continue to enter the market.

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

◾
Colombia. Colombia is a highly fragmented market. Main companies operate under the satellite/cellular infrastructure. Our main competitors are LoJack Corporation (under Detekor Brand), Hunter, SATRACK (Local Company).

◾
Mexico. Mexico is a highly fragmented market in tracking and satellite location services, in which there are multiple companies dedicated to providing comprehensive satellite tracking, fleet management and vehicle recovery solutions with GPS technology through the marketing of similar devices and technologies to ours, highly specialized in fleet management. The direct competitors are LoJack Corporation, Encontrack S.A.,On Star and Pointer Recuperación S.A.

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

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors are:

•	Israel: Pointer Telocation, ISR, Traffilog, INET, and Skylock;

•	United States: GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime, Verizon, AT&T, Geotab, Fleet-Complete,Sprint, Zubie, and Spireon;

•	Brazil: Sascar, Zatix, CEABS, 3S and GolSat;

•	Argentina: LoJack Corporation, Megatrans SA., Sitrac S.A., American Tracer, Ubicar S.A.,Sky Cop. and YPF S.A;

•	Mexico: LoJack Corporation, Encotrack, Easytrack, Geotab and Tracker;

•	Ecuador: Hunter (LoJack Corporation), Tracklink, Carsync and Sherlock;

•	Colombia: Satrack, Detector and Hunter.

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

Manufacturing Operations and Suppliers

Our telematics products are manufactured and assembled by a limited number of manufacturers in Israel (including our subsidiary E.R.M) and in China. We engage with our manufacturers on a full turn-key basis, where we supply detailed production files and materials list and receive a final product that we sell directly to our clients. Other than our dependency on manufacturing suppliers, as described in Item 3D -“Risk Factors” above, we do not depend on a single manufacturer for the production of our products. Our quality assurance and testing operations are performed by our manufacturers at their facilities, while using our quality assurance and testing equipment and in accordance with the test procedures designated by us. We monitor quality with respect to key stages of the production process, including the selection of components and subassembly suppliers, warehouse procedures, assembly of goods, final testing, packaging and shipping. We are ISO 9001 certified. Some of our products are within the highest car manufacture automotive standard. We believe that our quality assurance procedures have been instrumental in achieving the high degree of reliability of our products.

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

We value and celebrate diversity within our community. Our work environment seeks to foster an inclusive culture, where our employees feel challenged and in possession of the tools to thrive at work. We are continuously learning and looking at ways to continue to create an environment that is an inclusive place of work. Furthermore, we recognize the importance of environmental matters. In 2023 we received the "Great Place to Work" achievement.

In addition, we also have an “environmental policy”. This policy sets goals in terms of preserving the environment, raising employee's awareness and developing and promotion products that will help our customers to save fuel and as a result to reduce waste, air pollution and gas emissions greenhouse. We also adopted a “Code of conduct of Ituran's Suppliers and Agents” which sets high standards in choosing our suppliers, In terms of business honestly, ethically and quality drive. Our environmental policy and the Code of conduct of Ituran's Suppliers and Agents our both published in our website at https://www.ituran.com/.

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

The telecommunication services and frequency license and general commerce licenses we require are granted by the applicable national agency regulating communications in the markets in which we operate, specifically, the Ministry of Communication, in Israel, Anatel. Agencia Nacional de Telecomunicatoes in Brazil. Modernization Ministry in Argentina and the Federal Communications Commission in USA. The product specific licenses we require are granted in Israel by the Ministry of Communication, in Brazil by IBRACE (the Instituto Brasileiro de Certificatao de Productos para Telecominicatoes), in Argentina by the Autoridad Federal de Tecnologias de la Información y las Comunicaciones, in the United States by the Federal Communications Commission, and Ministry of Information Technology and Communications and Regulatory Communications Commission in Colombia. In Mexico, the regulatory authority is the Federal Telecommunications Commission, however, because of the type of services we provide, we are not obligated entities. In Ecuador's case, the regulatory body is the Telecommunications Regulatory and Control Agency, however, we are not subject to either.

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

 In Israel, frequency license following new regulations since October 2022, there is no need any more for the extension of our frequency license, and registration with a specific registrar is sufficient. Our frequency licenses in Brazil will expire in 2034.  We have options to extend all of our frequency licenses for periods ranging from three- to ten-years. A renewal application in Brazil will be submitted 6 months before the frequency license expiration date, to provide us a new license for a period of ten (10) years. In Argentina, on July 15, 1999, the SECOM (Secretary of Communication dependent of Economy Ministry) granted us a license to provide services in a Secondary Band. On December 2015, SECOM was converted into the Modernization Ministry, with ENACOM (National Communication Entity) which is a decentralized entity that works within the scope of the Modernization Ministry.

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

On December 9, 2016, we were informed that one of the cellular providers in Argentina, which shares some of our frequencies, intends to implement on them 4G cellular service. Such service was implemented, without causing interference that may prevent the provision of our SVR service in Argentina.

We are negotiating with ENACOM to define new frequency which we will migrate into. Subject to the applicable laws, and ENACOM decision, the migration process may take few years and will be determined by ENACOM. We have decided to continue waiting for a formal request from ENACOM to restart this trial.

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

ANATEL permits are required only for sites where we have transmission equipment, and we have obtained all the permits required with this agency. Special IBAMA permits need to be obtained only for ground sites which are located in certain preservation areas. We have few sites of this kind, most of them are collocated sites where we pay for the right of use and permits are undertaken by the landowner. Fire Department permits are required only for equipment rooms and we have not applied for any as of this date. COMAR permits are needed only for a very few of our sites, most of which are collocated.

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

In Ecuador and Mexico there are no levies imposed on our activities

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

Other Investments

As part of our ongoing business we are engaged and encountered by many potential investments which may have correlation to our core business. The following are the main investments we have consummated during lastdecade

Bringg - On December 2013 the Company invested $1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. In January and July, 2015, we invested additional amounts of $1.1 million and US$ 2 million, respectively. During the years 2015 - 2020, additional investors, which are not related to us, invested in Bringg a total amount of approximately $80 million, which reduced our capital share in Bringg. During 2021, Bringg, raised an additional $100 million, which sets Bringg’s valuation at $1 billion. Following such investment, we now hold 16.3% of Bringg’s share capital.

C.          ORGANIZATIONAL STRUCTURE

In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with our operations from Tadiran and Tadiran Public Offerings Ltd. In September 2018, we acquired a majority of the shares of Road Track, a telematics company operating primarily in the Latin American region.

List of Significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc	USA	100%
Ituran USA Inc	USA	85.80%
Ituran de Argentina S.A	Argentina	100%
Ituran Sistemas de Monitoramento Ltda	Brazil	98.75%
Ituran MOB Services LTDA	Brazil	51%
Ituran servicos Ltda	Brazil	98.75%
E.R.M. Electronic Systems Limited	Israel	49.5%[1]
Ituran Spain Holding S.L	Spain	100%
Ituran Road Track Monitaramento de Veiculos LTDA	Brazil	100%
Road Track De Colombia S.A.S	Colombia	100%
Road Track Ecuador, S.A.	Ecuador	100%
Ituran Chile S.A.	Chile	100%
Road Track Mexico S.A. De C.V	Mexico	100%
Road Track HK Telematics Limited	Hong Kong	100%
E.D.T.E – Drive Technology Ltd	Israel	100%
Ituran Tech Ltd	Israel	100%

1 The proportion of voting power is 51%

D.	PROPERTY, PLANTS AND EQUIPMENT

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

In 2024 we leased an aggregate of approximately 68,270 square feet of office space in Azour and Holon, Israel. In 2024, the annual lease payments for these facilities were approximately 1,372,000. The lease ends by April 2029. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers and warehouse for the Israeli market. We also lease 1,000 square feet for a warehouse in Tirat Ha’Carmel for $ 20,000 annually.
In Buenos Aires, Argentina, we lease approximately 10,473 square feet for office space for the total amount of AR$121.803.927,4 ($ 130.771) annually and approximately 3,307 square feet for our Data Center and support services offices for AR$ 22.732.493 ($ 24.514) annually.

In Bogota, Colombia, we lease approximately 9,035 square feet for office space and Operating center for the amount of $79,500 annually.

In Mexico City, Mexico, through our subsidiary we own a building with area of approximately 21,000 sqf which serves as an operating center and we lease a warehouse for the amount of $3,000 annually.

We leased approximately 12,916 square feet of office space, stores and warehouse in Brazil for approximately 336,000 ($58,000) Brazilian Real annually.

In Guayaquil, Ecuador, we lease approximately 7,828 square feet for Warehouse for the amount of $ 30,000 annually. In Quito, Ecuador, we lease approximately 3,229 square feet for Warehouse for the amount of $ 11,700 annually. In Cuenca, Ecuador, we lease approximately 538 square feet for Warehouse for the amount of $ 3,521 annually. .

We leased approximately 9,260 square feet for our offices and control center in Florida for an amount of $176,000 annually, the lease term automatically extends for periods of one month from March 31, 2023, and for each additional month thereafter until the tenant provides the landlord written notice that it intends to vacate the premises with 6 months notice.

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

The size of our base station sites varies from approximately 11 to 44 square feet. In Israel, we have 98 base stations and we rent most base station sites independently for a monthly rate ranging from $200 to $2,200 per site depending on the location, size and other factors; for certain sites we do not pay any rent. The typical duration of a lease agreement for our base stations in Israel is five years and we generally have a right to renew the term of the lease agreements for a period ranging between two and five years. In Brazil, we have 144 base station sites, of which 20 sites are leased from the same entity under a 15 year-contract, (commencing from 2012) for a monthly rate ranging from $500 to $1,750 per site. The remaining 124 sites are leased independently for an annual rate ranging from $200 to $550 depending on the location, size and other factors, and the typical duration for these leases is five years. In Argentina, we have 7 base station sites, all of which are leased from three entities for a monthly rate ranging from $400 to $495 per site. The duration of the lease ranges from one to two years.

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

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2024 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Outlook

We sell our services and products directly and through our subsidiaries and distributors to several countries mainly Israel and Brazil.  In 2024, we experienced increased revenue and growth in most of the markets in which we provide our telematics services. These markets in which we operate, are generally characterized by high vehicle theft rates, and therefore insurance companies and car manufactures are seeking solutions to reduce their losses resulting from car theft and at the same time increasing their sales by adding additional value to the customer.  Therefore we believe the markets in which we operate, especially in Israel and      will continue to provide growth and demand for our telematics products and services.

Geographical breakdown

Telematics services’ subscriber base

 The following table sets forth the geographic breakdown of subscribers to our telematics services as of the dates indicated: (1)

	2024	2023	2022
Israel	930,000	814,000	738,000
Brazil	725,000	672,000	558,000
Others	754,000	766,000	770,000

Total(1)	2,409,000	2,252,000	2,066,000

 (1) All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated. (1)

	2024		2023		2022
	Telematics services	Telematics products	Telematics services	Telematics products	Telematics services	Telematics products
Israel	114.1	61.1	104.4	49.9	103.3	48.0
Brazil	81.8	1.6	83.8	2.0	66.7	2.4
Others	46.6	31.1	46.4	33.5	39.6	33.1

Total	242.5	93.8	234.6	85.4	209.6	83.5

(1)	We attribute revenues to countries based on the location of the customer.

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

Critical Accounting Policies and Estimates

 Our consolidated financial statements are prepared as accordance with U.S. General Accepted Principles ("GAAP") Certain of our accounting policies require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We evaluate our estimates on a periodic basis. We base our estimates on historical experience, industry trends, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Such assumptions and estimates are subject to an inherent degree of uncertainty. On a regular basis we review the accounting policies assumptions and estimates to verify that our financial statements are in accordance with GAAP and presented fairly.

The following are our most critical accounting policies and the significant judgments and estimates affecting the application of those policies in our consolidated financial statements. For further information see Note 1 to our consolidated financial statements included elsewhere in this report.

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

A contract with a customer exists when certain criteria are met.

For each type of contract, at inception, we assess the goods or service promised in a contract with a customer and identifies the performance obligations. With respect to contracts that are determined to have multiple performance obligations, such as contracts that combine product with services (mostly SVR services) and/or rights to use assets, we allocate the contract’s transaction price to each performance obligation using it’s the best estimate of the relative standalone selling price of each distinct good or service in the contract.  However, when applicable (see below), we estimate the selling prices of certain services using the residual approach. Revenues are recognized when, or as, control of services or products is transferred to the customers at a point in time or over time, as applicable to each performance obligation.

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

In accordance with ASC 606, the Company’s revenues are recognized depending on the various products and services as follows:

1.	Revenues from sales of Automatic Vehicle Location ("AVL") products are recognized when the control of the product passed to the customer, usually upon delivery.

2.	Revenues from provision of SVR services are recognized over time, as the customers simultaneously receive and consume the benefits provided by the Company performance as the Company performs.

3.
For arrangements that involve the delivery or performance of multiple products (mostly AVL products), services (such as SVR services) and/or rights to use assets, the Company analyzes whether the goods or services that were promised to the customer are distinct (i.e., if both are met: 1. The customer can benefit from the good or service, either on its own or together with other resources that are readily available; and, 2. The Company’s promise to transfer the good or service is separately identifiable from other promises in the contract). If we determine that the product or service is 'distinct' we apply the policy described in 1 or 2 above, as applicable.

We have some arrangements that are determined to have multiple performance obligations that are distinct. For such arrangements, we allocate the contract’s transaction price to each performance obligation using the relative standalone selling price of each distinct good or service in the contract. However, in limited circumstances, we estimate the selling prices of the SVR services (which are sold together with AVL products) using the residual approach. Under the residual approach, the standalone selling price of the SVR services was estimated by reference to the total transaction price less the sum of the observable standalone selling prices of all other goods or services promised in the contract. We use this approach since we sold the same type of service in these jurisdictions to different customers (at or near the same time) for a broad range of amounts (thus, the stand-alone selling price was highly variable).

4.
Revenues from SVR services subscription fees and from installation services (related to AVL products that remain as the Company's property), sold to customers within a single arrangement   were accounted for revenue recognition purposes, on a combined basis as a single performance obligation, since the installation services element was determined not to be ‘distinct’. Therefore, the entire contract fee was recognized over time, on a straight-line basis over the subscription period.

5.
With regards to amounts earned by certain Brazilian subsidiary for arranging a bundle transaction of SVR services subscription together with insurance services to be supplied by a third party insurance company, these revenues are recognized ratably on a straight-line basis over the subscription period , since the amount allocated to us (for the SVR services subscription, and for arranging the transaction), is contingent upon the delivery of the SVR services. As the insurance company is acting as a principal with respect to the insurance component, we recognize only the net amounts as revenues, after deduction of amounts related to the insurance component.

6.
Extended warranty - In the majority of countries, in which we operate, the statutory warranty period is one year, and the extended warranty covers periods beyond year one. Revenues from extended warranty include warranty services which were sold separately for a monthly fee, or warranty services that were determined to represent a separate performance obligation and were sold together with an AVL unit. Such revenues are recognized over the duration of the warranty periods.

Contingencies

We and our subsidiaries are involved in certain legal proceedings that arise from time to time in the ordinary course of their business and in connection with certain agreements with third parties. Except for income tax contingencies, we records accruals for contingencies to the extent that the management concludes that the occurrence is probable and that the related liabilities are estimable. Legal expenses associated with contingencies are expensed as incurred. We do not have off-balance sheet arrangements (as such term is defined in instructions to Item 5. of the Form 20-F) that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial conditions, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combination transactions and is allocated to reporting units at acquisition.  Goodwill is not amortized but rather tested for impairment at least annually. Commencing fiscal 2021,the annual goodwill assessment is performed as of December 31,each year or more often.

 In accordance with GAAP, we are required to choose either to perform a qualitative assessment whether the quantitative goodwill impairment test is necessary or to proceed directly to the quantitative goodwill impairment test. Such determination is made for each reporting unit on a stand-alone basis. The qualitative assessment includes various factors such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, earnings multiples, gross margin and cash flows from operating activities and other relevant factors. When we choose to perform a qualitative assessment and determine that it is more likely than not (more than 50 percent likelihood) that the fair value of the reporting unit is less than its carrying value, then we proceed to the quantitative goodwill impairment test. If we determine otherwise, no further evaluation is necessary.

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

As of December 31, 2024, 2023 and 2022, we had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which with an allocated amount of approximately US$ 1.6 million of goodwill, the Company performed a qualitative assessment as of December 31, 2024 and 2023, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 32.3 million of goodwill (as of December 31, 2024), the Company performed the annual impairment test, as of December 31, 2024 using a quantitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was performed using the income approach. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified within Level 3 within the fair value hierarchy.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which with an allocated amount of approximately US$ 1.9 million of goodwill, the Company performed a qualitative assessment as of December 31, 2024 and 2023, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 3.5 million of goodwill (as of December 31, 2024), the Company performed the annual impairment test, as of December 31, 2024, using a quantitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was performed using the income approach. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified within Level 3 within the fair value hierarchy.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

Consolidated statements of operations data:	2024	2023	2022
Revenues:
Telematics services	72.1	73.3	71.5
Telematics product	27.9	26.7	28.5
Total Revenues	100	100	100
Cost of Revenues:
Telematics services	29.8	30.8	30.8
Telematics products	22.4	21.3	22.3
Total cost of revenues	52.2	52.1	53.1
Gross profit	47.8	47.9	46.9
Operating Expenses:
Research and development expenses	5.4	5.3	5.7
Selling and marketing Expenses	4.5	4.3	4.5
General and administrative expenses, net	16.7	17.7	16.6
Other income, net	-	--	-
Total operating expenses	26.6	27.3	26.8
Operating Income	21.2	20.6	20.1
Other income, net	-	-	-
Financing income (expenses), net	-	(0.5)	(2.0)
Income before income tax	21.2	20.1	18.1
Income tax	(4.3)	(4.2)	(4.4)
Share in losses of affiliated companies, net	(0.1)	(0.2)	(0.2)
Net income for the year	16.8	15.7	13.5
Less: net income attributable to non-controlling interests	(0.8)	(0.7)	(0.8)
Net income attributable to company stockholders	16.0	15.0	12.7

Analysis of our Operation Results for the Year ended December 31, 2024 as compared to the Year ended December 31, 2023

Revenues

Total revenues increased from $320.0 million in 2023 to $ 336.3 million in 2024 or 5.1%. This increase consisted of an increase of $8.0 million from subscription fees from our telematics services and an increase of $8.3 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $8.0 million from $ 234.5 million in 2023 to $242.5 million in 2024, or 3.4%.  The increase was mainly due to an increase in our average annual number of subscribers from 2,186,000 in 2023 to 2,350,000 in 2024.

Telematics products segment

Revenues in our telematics products segment increased from $ 85.4 million in 2023, to $93.8 million in 2024 or 9.7%. This increase of $8.3million was primarily due to an increase in the quantity of units' sales.

Cost of revenues

Total cost of revenues increased from $ 166.8 million in 2023, to $175.6 million in 2024 or 5.3%. This increase consisted of an increase of $ 1.5 million in the telematics services segment and an increase of $7.3 million in the telematics product segment. As a percentage of total revenues, cost of revenues increased slightly from 52.1% in 2023 to 52.2% in 2024.

Telematics services segment

Cost of revenues for our telematics services segment increased from $ 98.7 million in 2023, to $100.2 million in 2023 or 1.5%. This increase was primarily due to an increase in salary expenses of approximately $ 2.0 million, a decrease in depreciation and amortization expenses of approximately $1.5 million and an increase in installation and communication costs expenses of approximately $0.5 million. As a percentage of total revenues for this segment, cost of revenues decreased from42.1% in 2023 to 41.3% in 2024.

Telematics products segment

Cost of revenues for our telematics products segment increased from $ 68.1 million in 2023, to $75.4 million in 2024 or 10.8%. This increase was mainly due to the increase in our products’ sales and the change in the mixture of products sales. As a percentage of total revenues for this segment, cost of revenues increased from 79.7% in 2023, to 80.5% in 2024.

Operating expenses

Research and development.

Our research and development expenses increased from $17.0 million in 2023 to $18.1 million in 2024. As a percentage of total revenues, research and development expenses increased from 5.3% in 2023 to 5.4% in 2024.

Selling and marketing

Our selling and marketing expenses increased from $13.6 million in 2023 to $15.3 million in 2024. As a percentage of total revenues, selling and marketing expenses increased from 4.3% in 2023 to 4.5% in 2024.

General and administrative

General and administrative expenses decreased from $ 56.6 million in 2023, to $56.2 million in 2024 or 1%. The decreased was mainly due to a decrease in salary expenses of approximately 0.6 million As a percentage of total revenues, general and administrative expenses decreased from 17.7% in 2023 to 16.7 % in 2024.

Operating income

Total operating income increased from $ 66.0 million in 2023, to $71.2 million in 2024 or 7.9%. This increase of approximately $ 5.2 million reflects an increase of $4.1 million in the operating income in the telematics service segment and an increase of $1.1 million in the operating loss in the telematics products segment.

Telematics services segment

Operating income in our telematics services segment increased from $65.1 million in 2023 to $69.2 million in 2024, or 6.3%. This increase was mainly attributed to the increase of our average base of subscribers from 2,160,000 subscribers in 2023 to 2,330,000 subscribers in 2024.

As a percentage of income in our telematics services segment revenues, operating income in our telematics services segment increased from  27.7% in 2023 to 28.5% in 2024.

Telematics products segment

Operating income in our telematics products segment increased from $   0.9 million in 2023 to $ 2.0 million in 2024. This increase in operating income was mainly attributed to the increase in product sold and sales mixture.

As a percentage of income in our telematics products segment revenues, operating income in our telematics products segment increased from 1.1% in 2023 to 2.1 % in 2024.

Financing income (expenses), net

Financing income, net, was $ 0.1 million in 2024 compared with an expenses of $1.6 million in 2023.

The decrease in the financing expenses was mainly due to a decrease in exchange rate differences in an amount of $1.7  million.

Income Tax

Income Tax expenses increased from $ 13.4 million in 2023, to $14.6 million in 2024 or 9.2%. As a percentage of income before tax, income tax expenses slightly decreased from 20.7% in 2023 to 20.5% in 2024 mainly due to the countries profit mixture

Analysis of our Operation Results for the Year ended December 31, 2023 as compared to the Year ended December 31, 2022

Revenues

Total revenues increased from $ 293.1 million in 2022 to $ 320.0 million in 2023 or 9%. This increase consisted of an increase of $25.0 million from subscription fees from our telematics services and an increase of $1.9 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $25.0 million from $209.6 million in 2022 to $234.5 million in 2023, or 12%.  The increase was mainly due to an increase in our average annual number of subscribers from 1,996,000 in 2022 to 2,186,000      in 2023.

Telematics products segment

Revenues in our telematics products segment increased from $ 83.5 million in 2022, to $85.4 million in 2023 or 2%. This increase of $1.9 million was primarily due to an increase in the quantity of units' sales.

Cost of revenues

Total cost of revenues increased from $155.5 million in 2022, to $166.8 million in 2023 or 7%. This increase consisted of an increase of $8.6 million in the telematics services segment and an increase of $ 2.7 million in the telematics product segment. As a percentage of total revenues, cost of revenues decreased slightly from 53.0% in 2022 to 52.1% in 2023.

Telematics services segment

Cost of revenues for our telematics services segment increased from $ 90.1 million in 2022, to $98.7 million in 2023 or   9.5%. This increase was primarily due to an increase in salary expenses of approximately $2.0 million, an increase in depreciation and amortization expenses of approximately $1.7 million and an increase in installation and communication costs expenses of approximately $4.5 million. As a percentage of total revenues for this segment, cost of revenues decreased from 43% in 2022 to 42.1% in 2023.

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

Selling and marketing

Our selling and marketing expenses increased from $ 13.3 million in 2022 to $ 13.6 million in 2023. As a percentage of total revenues, selling and marketing expenses decreased from 4.5 % in 2022 to 4.3% in 2023.

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

Telematics products segment

Operating income in our telematics products segment decreased from $ 2.5 million in 2022 to $ 0.9 million in 2023. This decrease in operating income was mainly attributed to the increase in other product costs and sales mixture.

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

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2022, 2023 and 2024, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years, 2022 ,2023 and 2024 we derived approximately, 24.8%, 25.3% and 23.1% of our revenues in dollars and other currencies , 51.6%,  48.3% and 52.1%  in NIS, 23.6%, 26.4% and 24.8% in Brazilian Reals. In fiscal years, 2022, 2023, and 2024, 28.1%, 27.0% and 25.1% of our expenses were incurred in dollars and other currencies, 53.4%, 51.2% and 55% in NIS and 18.5% 21.8% and 19.9% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2024, accumulated other comprehensive income decreased by $12.3 million. In the year 2023, accumulated other comprehensive income increased by $0.8 million. In the year 2022, accumulated other comprehensive income decreased by $4.6 million.

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

	Year Ended December 31,
	2022		2023		2024
	Actual	At 2021 exchange rates (1)	Actual	At 2022 exchange rates (1)	Actual	At 2023 exchange rates (1)
	(In thousands of US$)
Revenues	293,072	296,752	319,978	329,420	336,257	344,146
Gross profit	137,562	139,120	153,161	158,291	160,620	163,895
Operating income	58,774	59,218	65,955	67,422	71,169	73,518

(1)	Based on average exchange rates during the period. Those columns are Non-GAAP information.

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

We fund our operations primarily from cash and cash equivalents generated from operations. As of December 31, 2022 , 2023 and 2024  we had  $27.9 million , $53.4 million and 77.4million in cash and marketable securities and  $57.7 million, $86.8 million and $109.4 million  in working capital, respectively. We hold most of our cash and cash equivalents in US dollars or the local currency of their location.

As of December 31,2024 we had a short term loans at the amount of $ 0.1million As of December 31, 2023 we had a long term loan at the amount of $0.2 million and a short term loans at the amount of $0.4 million. As of December 31, 2022 we had a long- term loan from an Israeli bank at the amount of $0.3 million and a short term loans at the amount of $11.8 million. As of December ,2022 ,2023 and 2024, we also had $1.7 million, $2.1 million and1.1million, respectively, available to us under existing lines of credit. As   of December 31,2022 we utilized $0.6 million of our credit line and, and as of December 31,2023 we utilized $ 0.6 million of our credit line. As of December 31, 2024 we utilized 0.1 million of our credit line.

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

As of December 31, 2022, 2023 and 2024 we had long-term liabilities of $21.2 million, $ 24.6 million and 27.6 million, respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $15.1 million, $18.5 million and 21.8 million, as of December 2022, 2023 and 2024 respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfilment of the obligation pursuant to Israeli severance pay laws or labor agreements.

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

Dividends

On February 26, 2017 we have revised our dividend policy, which came in force starting from 2017, that our dividends will be declared and distributed on a quarterly basis in an amount of at least 5 million USD subject to the provisions of the Israeli laws concerning lawful distribution of dividends. During years 2021-2022 we reduced our quarterly dividend to $3 million due to Covid-19, but in November 2023 our Board decided to resume the same $5 million as dividend distributed quarterly and in February 2024 the board of directors approved the increase of quarterly dividend to $8 million. This latter amount of quarterly dividends was declared on February 29th, May 28th and November 21st, 2024. In February 2025 the board of directors approved the increase of quarterly dividend to $10 million commencing from payment declared on April 3rd,2025.

As part of implementation of our Board of Directors decision of 25 million USD share repurchase program, Share repurchases were funded by our wholly owned subsidiary with available cash. Repurchases of the Company’s ordinary shares were based on Rule 10b-18 terms. During the years 2019 and 2021 we purchased 227,828 and 228,725 of our shares for approximately $6 million each year. During the year 2021, we also directly purchased additional 50,995 shares for approximately $ 1.3 million not through publicly announced plans. During 2022 we purchased additional 357,362 shares for approximately $ 5 million. During 2023 we purchased additional 282,644 shares for approximately $ 6.6 million.

As of the date of this report, the updated quantity of treasury shares are 3,581,851 (including the aforementioned, 603,162 shares which are entitled to dividend distributed). The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2024	2023	2022
	(In thousands)

Net cash provided by operating activities	74,267	77,218	45,118
Net cash used in investing activities	(15,940)	(17,229)	(27,354)
Net cash used in financing activities	(31,769)	(32,934)	(36,360)
Effect of exchange rate changes on cash and cash equivalents	(2,635)	(1,471)	(3,860)
Net increase/decrease in cash and cash equivalents	23,923	25,584	(22,456)

Years ended December 31 ,2024, December 31, 2023 and December 31, 2022

Net cash provided by operating activities.

Our operating activities provided cash of $45.1 million in 2022, $ 77.2 million in 2023 and 74.3 million in 2024.

Cash from operating activities in 2024 decreased in an amount of approximately $ 3.0 million, this decrease was mainly due to the growth in account receivables.

Net cash used in investing activities.

Net cash used in investing activities in 2024 in an amount of approximately $ 15.9 million, included capital expenditure in the amount of 13.6 million.

Net cash used in investing activities in 2023 in an amount of approximately $17.2 million, included capital expenditure in the amount of $14.2 million.

Net cash used in investing activities in 2022 in an amount of approximately $ 27,4 million, included capital expenditure in the amount of $ 26.5 million.

Net cash used in financing activities.

Net cash used in financing activities in 2024 in an amount of approximately $31.8 million consisted primarily of a repayment of short and long term credit from financial institution in an amount of $ 0.4 million and cash dividend payment in an amount of approximately $31.3 million.

Net cash used in financing activities in 2023 in an amount of approximately $32.9 million consisted primarily of a repayment of short and long term credit from financial institution in an amount of $ 11.4 million, cash dividend payment in an amount of approximately $14.9 million and acquisition of company shares in an amount of approximately $6.6 million.

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

Expenditures for research and development activities undertaken by us were approximately $18.1 million in 2024, $17.0 million in 2023, $16.8 million in 2022.

D.	TREND INFORMATION

The COVID-19 pandemic had no impact on our business during year 2024. Nevertheless, in case this pandemic or similar in effect will erupt this may have an adverse effect on our business.

Please see Item 4.A. – History and Development of the Company and Item 4.B. – Business Overview above for trend information.

E.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Elaborated discussion on critical accounting policies and estimates please see above pages 25-27.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position

Izzy Sheratzky	78	President and director
Yehuda Kahane	80	Director
Ze’ev Koren	80	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	72	Director
Eyal Sheratzky	56	Co-Chief Executive Officer and Director
Nir Sheratzky	53	Co-Chief Executive Officer and Director
Gil Sheratzky	47	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane(1)(2)	51	Director and an independent Director
Yigal Shani	80	Director
Israel Baron (1)(2)(3) +	71	External Director
Gidon Kotler (1)(2)(3)	84	External Director
Tal Sheratzky- Jaffa	47	Director and an independent director
Ami Saranga	61	Deputy Chief Executive Officer Israel operation
Eli Kamer	58	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	59	General Counsel
Udi Mizrahi	53	Deputy Chief Executive Officer International Operation and VP of Finance

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

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd. From 2003 and until 2013 Mr. Sheratzky served as our marketing communication officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Gil serves also as director in  Bringg and chairman of Mapa GIS (a subsidiary of Ituran). Gil Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and nephew of Effraim Sheratzky

Yoav Kahane (Director and an Independent Director, and also a member of audit committee and a member of compensation committee) has served as director of our company since 1998. Mr. Kahane is serving as the Chief Executive Officer of Vizo Specs Ltd,a startup company he co-founded that develop a non-invasive technology for immediate enhancement of attention and the treatment of ADHD. During 2020 he served as CBO of PrintCB ,developer and manufacturer of advanced copper materials for car electrification. a. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences from Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane. Mr. Kahane. Mr. Kahane was elected, on December 14, 2022, in annual general shareholders meeting, to serve as an Independent Director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Israel Baron has been serving as an external director of our company since 2003 and is the Chairman of our board’s committees. Mr. Baron served as a director in Poalim Trust Services Ltd., a fully owned subsidiary of Bank Hapoalim Ltd from 2009 until 2017. In addition, Mr. Baron has been serving as Chief Executive Officer of several public sector employee retirement and saving plans since 2003. Prior to 2003, Mr. Baron managed an organizational consulting firm, served as an investment manager in the Isaac Tshuva group during the years 1999 to 2001 and as Chief Executive Officer of Gmulot Investment Company Ltd.during the years 1994-1999. Mr. Baron serves as a director of Quality Baron Management Services Ltd. and since August 2022 he serves as a director of Brill Shoe Industries Ltd. Mr. Baron is a certified CPA and holds a BA degree in Economics and Accounting from the Bar-Ilan University in Ramat-Gan, Israel. Israel Baron was re-elected on Noveember 30, 2023 for additional 3-year term to serve as external director.

Gidon Kotler is an external director of our company. He was nominated on April 30, 2014. Prior to his retirement on 2016, Mr. Kotler has been serving as the assets manager of Strauss-Group Ltd., one of Israel’s largest public companies, since 1997. Prior to that, Mr. Kotler has served for 3 years as the chief executive officer of the Tel-Aviv New Central Bus Station, and for 14 years as the chief executive officer of the Dizengof Center’s management company. Mr. Kotler has served as an external director of Elran Real Estate Ltd. from 2007 until 2010. On December 28, 2016, an annual general shareholders meeting approved the extension of the term of Mr. Gideon Kotler, our external director, for additional three years (beginning April 30, 2017). On December 12, 2019, an annual general shareholder meeting beginning April 30, 2020), which was extended for an additional three years (beginning April 30, 2023), in an annual shareholder's general meeting held on December 14, 2022.

Ms. Tal Sheratzki-Jaffa is the founder and CEO of VC Academy - an accelerator for female investors in venture capital funds.  In addition, Ms. Sheratzki-Jaffa teaches economics and business management in high-school and acts as a member of the school management. Prior to her current roles, Ms. Sheratzki-Jaffa held various positions in Jerusalem Venture Partners Fund, including as the manager of JVP's Investor Relations department and as a Vice President of Business Development at Margalit Startup City, a related company creating centres of excellence for tech communities worldwide. Prior to joining JVP, Ms. Sheratzky-Jaffa acted as a Strategy and Development Manager at Reality Investment Funds, Israeli value-add real estate fund.

Previously, Ms. Sheratzki-Jaffa was a Partner at the High-Tech and Venture Capital department at Amit, Pollak, Matalon and Co., an Israeli law firm and prior to that as an associate at the New York offices of the US law firm Akin Gump Strauss Hauer & Feld.

Ms. Sheratzki-Jaffa holds an LL.M degree from Columbia University (New York), LL.B from Haifa University and B.A (economics) from Haifa University, and is a member of the Israeli Bar Association and the New York State Bar.

Ms. Sheratzki-Jaffa is the nephew of Izzy Sheratzki and the cousin of Eyal, Nir and Gil Sheratzki and the daughter of Efraim Sheratzki.

Ms. Sheratzki – Jaffa was elected, on December 14, 2022, in annual general shareholders meeting, to serve as director in Class A for additional period until third succeeding Annual General meeting, thereafter .

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

Our articles of association provide for staggered three-year terms for all our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), who were re-elected on November 12, 2024; Nir Sheratzky, Yigal Shani and Yehuda  Kahane (class B), who were re-elected on November 30, 2023; and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa and Yoav Kahane (class A), who were re-elected on December 14, 2022. This classification of the board of directors may delay or prevent a change of control of our company.

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
April 21, 2025)

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

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2024 was approximately $132,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item 6.C - Board Practices under the caption “External directors” below. Our audit committee and board of directors approved compensation for Mr. Ze’ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2024, we paid the sum of NIS489,000 (approximately $132,000) to our external directors, NIS200,000 (approximately $54,000) to Mr. Ze’ev Koren, NIS182,000 (approximately $49,000) to Mr. Yoav Kahane, NIS129,000(approximately $35,000) to Ms. Tal Sheratzky-Jaffa. We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate costs to the Company of the compensation to our Co-Chief Executive Officers in 2024 were $3,733,000 million. The aggregate compensation paid to all of our officers as a group during 2024 was approximately $11,792,000 million. In 2024 we paid an aggregate amount of $68,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our five highest paid officers in 2024:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	811	-	-	-	1,064	494	2,369
Eyal Sheratzky (Co-Chief Executive Officer	631	-	-	-	851	385	1,867
Nir Sheratzky (Co-Chief Executive Officer)	631	-	-	-	851	385	1,867
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)	450	-	-	-	608	275	1,333
Shachar Sheratzky (Vice president, head of our business division)	-	209	49	31	332	-	621

Total of our 5 highest paid officers $	2,523	209	49	31	3,706	1,539	8,057

During 2024, we set aside $630,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2024, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below.

For further details concerning such terms of service, please see Item 7.B – Related Parties Transactions under the caption “Transactions with our directors and principal officers.”

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee. In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2024, we paid a total of $1,312,000 to our officers and employees pursuant to the above bonus schemes.

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

Our general shareholders meeting approved our compensation policy for office holders on October 31, 2013, and on November 7, 2016, and later on December 14, 2022 approved a renewal of the compensation policy. The policy applies to office holders of the Company (see definition above), who serve as the Company’s President, Chief Executive Officer(s) and other executives who are deemed office holders of the Company, as well as office holders of the Company’s Israeli wholly owned subsidiaries, provided they report to the chief executive officer. The policy also applies to directors of the Company.

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

On February 26, 2017 our board has adopted an Internal Compliance policy, which following review of our internal process included a comprehensive update of our internal regulations and codification of our internal regulations, all pursuant to the applicable Israeli laws.On August 28,2022 our board adopted a revised internal compliance policy.

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

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year Ended December 31,
	2024	2023	2022
By area of activity:
Control Center	402	380	385
Research and Development	163	167	159
Sales and Marketing	126	103	92
Technical support and IT	513	491	501
Finance, Administration and Management	327	321	356
Private enforcement and operations	1,191	1,196	1,075
Manufacturing	170	183	168
Total	2,892	2,841	2,736

By geographic location (out of total):
Israel	961	906	795
Brazil	848	865	861
Others	1,083	1,070	1,080
Total	2,892	2,841	2,736

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

Brazil

Our employment agreements in Brazil are subject to Brazilian labor laws and regulations, to collective labor agreements or bargaining arrangements with unions and contract. The laws and regulations in Brazil govern almost all aspects of an employment relationship and do not leave much room to be negotiated with the employee. Still, employment contracts create obligations to the parties if they are in compliance with the law. The Labor Code mainly governs the employees’ right to paid annual vacation, paid sick days, the maximum length of a workday, minimum payment for overtime and statutory severance pay. Brazilian law generally requires severance pay equal to 40% of the balance of the employee’s FGTS account (a mandatory fund to guarantee severance and unemployment). The FGTS can also be withdrawn when the employee retires, dies or his employment is terminated without cause, among others. Brazilian employers are required to purchase health insurance for employees only in the event it is set forth by the applicable collective labor agreement, contract or company policy, and are required to cover employees’ food and travel costs whenever a business trip is required, and to make deposits into a Guarantee Severance Fund (the so-called “FGTS”). Furthermore, Brazilian employees and employers are required to make contributions to the National Insurance Institute (“INSS”), similar to the United States Social Security Administration. Our collections to the National Insurance Institute amount to 34.8% to 39.8% of the payrolls, out of which 8% to 11% (limited to R$7,087.22 of individual salary) corresponds to contributions by the employees deducted from salaries and 26.8% is the fixed part we pay. Our contribution of 26.8% includes mandatory contribution to the Public Insurance for Labor Accidents and Diseases (SAT). According to Decree Law 6957/2009 such portion, which varies from 1% to 3% of payroll, should be multiplied by another factor (FAP) from 0.5 to 2 in order to reduce or increase our burden to reflect statistics of occupational accidents and diseases in our business.

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

Argentine employers are also required to contribute for the following items: (a) Pension funds 20.70% (b) health insurance for employees 6% (c) occupational accident insurance 2.03% for January to February 2024 and 1,72% from March to December 2024; and (d) Retirement fund insurance 2.5% (only this item is for Union Employees). All the rates should be applied on the gross salary.

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

Colombia

Our employees in Colombia are subject to Colombian labor laws and regulations. All employees have an indefinite term employment contract and the law determines a minimum monthly salary (SMM), which is increased annually by the government and used to calculate labor obligations. 48 hours are the maximum hours for a week. All employees are affiliated with the Social Security System (Health, Pension and Occupational Risks), a percentage is paid by the company and the other by the employee, the calculation depends on the salary. The law determines additional benefits called social benefits payable by the company: Holidays: 15 working days for each year worked; Premium corresponds to the payment of 15 days of salary per semester worked or fraction; Unemployment corresponds to the payment of 30 days of salary per year worked or fraction; Unemployment interest corresponds to 12% of severance pay; Employees who earn less than 2 SMM must be given 3 times a year clothing and footwear or equivalent in bonuses. Termination of employment relationship by the company without a justified reason, is coupled with compensation to the employee. Additionally, for every 20 employees, the company must hire an apprentice who will receive financial support from 1 SMM, and who will be employed for a period of 6 months. Currently the company doesn't have any unionized employee. For year 2025, Income Tax remainss  35%, as a result of tax reform approved by Colombia congress on 2021 (2021 income tax rate was 31%).

E.	SHARE OWNERSHIP

The following table sets forth share ownership information for our directors and executive officers listed in Item 6.A above as of April 2, 2025. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.
Name of Director/Officer (1)	Number of Ordinary Shares Beneficially Owned (2)		Percentage of beneficial ownership (3)
Izzy Sheratzky (4)	3,867,317		19.44
Professor Yehuda Kahane (5)	1,316,137		6.615
Zeev Koren	-		-
Efraim Sheratzky (6)	144,408		0.73
Yigal Shani (7)	223,052		1.12
Eyal Sheratzky	-		-
Nir Sheratzky	-		-
Gil Sheratzky	-		-
Yoav Kahane	-		-
Tal Sheratzky-Jaffa	2,403	*	0.01	*
Israel Baron	-		-
Gidon Kotler	105	*	*
Ami Saranga	-		-
Eli Kamer	-		-
Guy Aharonov	-		-
Udi Mizrahi	-		-
Shahar Sheratzky	-		-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.

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

(3)	Amounts in this column are based on 23,475,431 ordinary shares issued as of April 2, 2025, less 3,581,851 treasury shares held by us.
(4)
Shares beneficially owned include: (a) 3,865,952 shares owned by Moked Ituran Ltd., which Mr. Sheratzky is deemed to beneficially owns due to his shared voting and investment power over such shares in accordance with those certain shareholders agreement, dated May 18, 1998 as amended on September 6, 2005 and on September 17, 2014, among Moked Ituran and its shareholders, which we refer to as the Moked Shareholders Agreement. For further information concerning the Moked Shareholders Agreement see the discussion under Item 6.A. – Directors and Senior Management under the caption “Shareholders Agreement and Articles of Association of Moked Ituran Ltd.” above; (b) 1,365 shares that are directly held by Mr. Sheratzky’s wife, Maddie Sheratzky.

(5)
Shares beneficially owned include: (a) 13,264 shares directly owned by Professor Kahane jointly with his wife, Rivka Kahane;(b) 5,782 shares owned by Yehuda Kahane Ltd., which Professor Kahane may be considered to beneficially own by virtue of his shared voting and investment control of the company through his 50% shareholdings thereof, the other 50% being owned by his wife, Rivka Kahane; and (c) 1,297,091 shares owned by Moked Ituran Ltd., which Professor Kahane may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association, following sale of 135,000 shares attributed to him during year 2025. Professor Kahane has shared voting and investment control over Yehuda Kahane Ltd., a holder of  35.13% of the shares of Moked Ituran.

(6)
Shares beneficially owned include: (a) 3,356 shares directly owned by Efraim Sheratzky, (b) 18,500 shares owned by Tzivtit Insurance Agency (1998) Ltd., which Efraim Sheratzky may be considered to beneficially own by virtue of his shared voting and investment control over such shares through his 50% ownership thereof, the other 50% of the shares held by Yigal Shani, and (c) 131,552 shares owned by Moked Ituran, which Mr. Sheratzky may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association,following sale of 75,000 shares attributed to him during year 2025. Mr. Sheratzky may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G T.S.D. Holdings Ltd, the holder of 3.75% of Moked’s shares.

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

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of April 2, 2025 to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)	3,865,952	19.43
All directors and executive officers as a group (2).	3,915,227	19.68
Vulcan Value Partners (3)	1,219,621	6.13
FMR LLC. (4)	1,228,293	6.174
Renaissance Technologies LLC. (5)	1,123,800	5.65
Treasury shares	3,581,851

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
(3) The information presented herein is based on Form 13G filed by Vulcan Value Partners, LLC (“Vulcan”) on September 30, 2024. According to the information presented on such Form 13G, Vulcan is an investment adviser, and various persons, including the investment companies and owners of the separate accounts to which Vulcan serves as investment adviser, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company’s securities that are the subject of Form 13G.
(4) The information presented herein is based on Form 13G filed by FMR LLC. (“FMR”) on February   9, 2025. According to the information presented on such Form 13G, the shares are beneficially owned by members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by FMR on February 9, 2025.
(5) The information presented herein is based on Form 13G filed by Renaissance Technologies LLC. (“RTC”) Renaissance Technologies Holdings Corporation (“RTHC”) on February 13, 2025. According to the information presented on such Form 13G, the shares are beneficially owned by RTC, which is a Delaware limited liability company. For further information on the beneficial ownership by the portfolio accounts, please refer to Form 13G filed by RTC on February 13, 2025.

As of November 2024, we had a total of approximately 1,600 shareholders (including the Depository Trust Company) of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

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

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS 250,000 (or $68,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from the fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amounts paid to A. Sheratzky Holdings according this new service agreement in 2022 , 2023 and 2024 were approximately $ 3,380,000, $ 2,155,000 and $2,734,000 respectively (the numbers include 17% value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS194,000 (or $53,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in 2022, 2023 and 2024 was approximately, $2,679,000 , $1,727,000 and $2,188,000 respectively (the numbers include value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS194,000 (or $53,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in 2022 , 2023 and 2024   was approximately $ 2,679,000, $1,727,000 and $2,137,000 respectively (the numbers include value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS139,000 (or $38,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months’ advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com’ and/or company’s secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2022, 2023 and 2024 according to this new service agreement, were approximately, $1,841,000, $ 1,227,000  and $1,238,000                                                   respectively (the numbers include value added tax).

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

In 2024 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements):

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2024:
	In US$ thousands
Izzy Sheratzky	1,064	(73)	73	1,064
Eyal Sheratzky	851	(57)	57	851
Nir Sheratzky	851	(57)	57	851
Gil Sheratzky	608	(41)	41	608

For the full-service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.9-4.12(a) attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $4,100, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice. The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years ,2022, 2023 and 2024 were approximately, $70,000, $66,000 and $68,000, respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In2022, 2023 and 2024, Ituran, including its subsidiaries in Brazil, Argentina and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately NIS 96.2 million (or $ 28.6 million), NIS 95.1 million ($26.2 million) and NIS 86.0 million (or $23.2 million), respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Material Legal Proceedings

During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding, all for the period 2007-2012.Total amounts(including penalty and interest )  of approximately R$25.0 million (US$ 4.25 million). as of December 2024 including interest and penalties. The reason Anatel demand the payment of FUST and FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defence against such claims. We are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. As of 2018 and thereafter corporate tax rate is  23%. Capital gains derived after January 1, 2010 are subject to a corporate tax rate imposed in the sale year.

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

On December 2016 the Israeli Parliament amended the Investments Law, by which, inter alia, it reduced for Preferred Enterprises which is located in areas other than “Development Zone A” and set it at 16% and 7.5% for enterprises located in "Development Zone A" as of January 1, 2017.

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

As of December 31, 2024, only 1 of our Israeli subsidiaries is entitled to a “Preferred Company” status pursuant to the Investments Law.(see Note 15 c.2 to the Financial Statements).

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

As of December 31, 2024, 2 of our Israeli subsidiaries are entitled to a “Technological Preferred Enterprise” status pursuant to the Investments Law.

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

Commencing as of January 1, 2025, an individual whose taxable income during a tax year is in excess of NIS 721,560, will be liable for an additional 3%) and 5% on the portion of passive income which exceed the aforementioned threshold.

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

Taxation of Israeli shareholders on receipt of dividends

Israeli resident individuals are subject to Israeli income tax on the receipt of dividends paid, at the rate of 25%, or 30% for a shareholder that is considered a “Substantial Shareholder” (as defined above) at any time during the 12-month period preceding such distribution. A distribution of dividend to Israeli resident individuals from income attributed to a Preferred Enterprise income or a Technological Preferred Enterprise income will be generally subject to a tax rate of 20%. From January 1, 2017 taxpayers having taxable income of NIS 640,000 will be subject to an additional tax payment at the rate of 2% (and commencing from January 1, 2017 – an additional tax payment at the rate of 3%) on the portion of their taxable income for such tax year that is in excess such threshold. The aforementioned amount is adjusted by the CPI and stands for year 2025 in the amount of  NIS 721,560. Commencing January 1,2025 additional 2% (total 5%) levied on passive income (including from dividends) which exceed the NIS 721,560. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in 2022, 2023 and 2024, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2022, 2023 and 2024, we derived approximately ,24.8%, 25.3% and 23.1% of our revenues in dollars and other currencies, 51.6%, 48.3%, and 52.1 % in NIS, 23.6%, 26.4% and 24.8 %   in Brazilian Reals. In fiscal years, 2022, 2023 and 2024, 28.1%, 27.0% and 25.1%  of our expenses were incurred in dollars and other currencies, 53.4%, 51.2% and 55 %  in NIS and  18.5% , 21.8% and 19.9%  in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income (loss) under stockholders’ equity. In the year 2023 a profit of $ 0.8 million, in the year 2024 a loss of $ 12.3 Million.

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

	Year Ended December 31,
	2022		2023		2024
	Actual	At 2021 exchange rates (1)	Actual	At 2022 exchange rates (1)	Actual	At 2023 exchange rates (1)
	(In US$ thousands)
Revenues	293,072	296,752	319,978	329,420	336,257	344,146
Gross profit	137,562	139,120	153,161	158,291	160,620	163,895
Operating income	58,774	59,218	69,955	67,422	71,169	73,518

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

Based on such assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2024 and such report is included elsewhere in this Form 20 -F.

 (C) Attestation Report of the Registered Public Accounting Firm.

Fahn Kanne & Co.
Head Office
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32 Hamasger Street
Tel-Aviv 6721118,
Board of Directors and Stockholders	ISRAEL
PO Box 36172, 6136101
ITURAN LOCATION AND CONTROL LTD.	T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated April 21, 2025, expressed an unqualified opinion on those financial statements.

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
April 21, 2025

Certified Public Accountants Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd

(D) Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), has served as our independent auditors. On November 12, 2024 they have been re-elected by our shareholders to serve as our independent auditors for the year 2025, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2023 and 2024:
	2023	2024
	(in thousands, USD)
Audit Fees (1)	596	551
Tax Fees (2)	17	65
Total	613	616

(1)
The audit fees for the years ended December 31, 2023 and 2024 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements and statutory audits billed by Fahn Kanne & Co. Grant Thornton Israel and other members of Grant Thornton International.

(2)	Consists of all tax related services.

Our audit committee has approved the above audit and non-audit services provided by Grant Thornton, during the years 2023 and 2024.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 2, 2021, we renewed our purchase plan under Rule 10b-5 and Rule 10b-18 to purchase our shares  for the year 2021 and purchased an additional 279,720 of our shares. During the year 2021, we purchased through our only owned subsidiary under the Plan 228,725 shares and an additional 50,995 shares not through publicly announced plans. During the year 2022 we purchased additional 357,362 of our shares. On February 28, 2023 we announced another purchase plan under Rule 10b-5 and Rule 10b-18 to purchase our shares for another $ 10 million. During the year 2023 we purchased additional 282,644 of our shares. During the Year 2024 we did not purchase any of our shares.

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

ITEM 16J. INSIDER TRAIDING POLICIES

We have an insider trading policy and procedures governing the sale, and other dispositions of our shares by directors, senior management and employees that is designated to promote compliance with applicable insider trading laws, rules and regulations and any listing standards applicable to us. The Policy is attached hereto as Exhibit 19.

ITEM 16K.CYBERSECURITY

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

8.
Our Board of Directors has oversight of cybersecurity risk, which it manages as part of our enterprise risk management program. That program is utilized in making decisions with respect to company priorities, resource allocations, and oversight structures. The Board of Directors is assisted by the Audit Committee, which reviews our cybersecurity program with management and reports to the Board of Directors, and also assisted by the Company's Vice Presidents of Information Technology (VPIT), Chief Information Security Officers (CISO's), Data Protection Officer (DPO) and Ituran IT Director International. Cybersecurity reviews by the Audit Committee or the Board of Directors generally occur at least once annually, or more frequently as determined to be necessary or advisable.

9.
Our cybersecurity program is run by our CISO's, who reports to our VPIT's. Our CISO's is informed about and monitors prevention, detection, mitigation, and remediation efforts through regular communication and reporting from professionals in the information security team, many of whom hold cybersecurity certifications such as a Certified Information Systems Security Professional or Certified Information Security Manager and using technological tools and software and results from third party audits. Our CISO's and VPIT's have extensive experience assessing and managing cybersecurity programs and cybersecurity risk. Our CISO's and VPIT's regularly report directly to the Audit Committee or the Board of Directors on our cybersecurity program and efforts to prevent, detect, mitigate, and remediate issues. In addition, we have an escalation process in place to inform senior management and the Board of Directors of material issues.

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

ITURAN LOCATION AND CONTROL LTD.

(Registrant)

By: /s/ Eyal Sheratzky	/s/ Nir Sheratzky
Eyal Sheratzky	Nir Sheratzky
Co-Chief Executive Officers

Dated: April 21  , 2025

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2024

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il

Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 21, 2025, expressed an unqualified opinion.

Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical audit matter (cont.)
Goodwill impairment analysis

As described further in Note 1N, and Note 9 to the consolidated financial statement, as of December 31, 2024, the Company’s goodwill balance was US$ 39,325 thousand. As disclosed by management, goodwill is assigned to reporting units and is tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. With respect to certain reporting units, management determines the fair value of its reporting units using the income approach. Within the income approach, the method that was used to measure the fair value of a reporting unit is the discounted cash flow method. Management started with a forecast of all the expected net cash flows associated with the reporting units, which includes the application of a terminal value, and then applied a discount rate to arrive at a net present value amount. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. As disclosed by management, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

We identified the goodwill impairment analysis as a critical audit matter. The principal considerations for our determination that performing procedures relating to the goodwill impairment analysis is a critical audit matter are due to the significant judgment by management when determining the fair value measurement of the reporting units. This in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s fair value estimate, which included significant assumptions related to revenue growth rates, expected cash flows, discount rate and terminal growth rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Our audit procedures related to this matter included the following, among others. We tested management’s process for determining the fair value estimate, which included evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management, including revenue growth rates, discount rate and terminal growth rate with respect to goodwill and future revenues. Evaluating management’s assumptions related to revenue growth rates and terminal growth rate involved evaluating whether the assumptions used by management were reasonable considering (1) the current and past performance of the reporting units, (2) the consistency with external market and industry data, and (3) the consistency of the assumptions used with evidence obtained in other areas of the audit. We also used professionals with specialized skill and knowledge to assist in the evaluation of management’s discounted cash flow model, and certain significant assumptions, including the discount rate.

/s/ FAHN KANNE & CO. GRANT THORNTON ISRAEL

Certified Public Accountants (Isr.)
We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel
April 21, 2025

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2024	2023

Current assets
Cash and cash equivalents	77,357	53,434
Investment in marketable securities	10	119
Accounts receivable (net of provision for credit loss)	47,688	45,390
Other current assets (Note 2)	46,067	52,724
Inventories (Note 3)	23,434	26,872

	194,556	178,539

Long-term investments and other assets
Investments in affiliated companies (Note 4A)	519	714
Investments in other companies (Note 4B)	1,491	2,213
Other non-current assets (Note 5)	5,853	3,989
Deferred income taxes (Note 15)	12,273	14,452
Funds in respect of employee rights upon retirement	21,823	18,525
	41,959	39,893

Property and equipment, net (Note 6)	33,080	41,955

Operating lease right of use assets, net (Note 7)	8,947	8,071

Intangible assets, net (Note 8)	9,011	10,830

Goodwill (Note 9)	39,325	39,400

Total assets	326,878	318,688

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(in thousands, except share data)	2024	2023

Current liabilities
Credit from banking institutions (Note 10A)	114	355
Accounts payable	18,847	20,842
Deferred revenues	22,857	27,117
Other current liabilities (Note 11)	45,904	44,150
	87,722	92,464

Long-term liabilities
Deferred income taxes (Note 15)	418	1,116
Loan from bank institution (Note 10B)	-	237
Liability for employee rights upon retirement	27,593	24,562
Deferred revenues	12,231	13,259
Operating lease liabilities, non-current (Note 7)	5,562	4,774
Other non-current liabilities	2,095	2,027
	47,899	45,975

Commitments and contingent liabilities (Note 12)

Equity:
Stockholders’ equity (Note 13)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2024 and 2023 – 60,000,000 shares
Issued and outstanding – December 31, 2024 and 2023 – 23,475,431 shares
Additional paid- in capital	78,380	78,369
Accumulated other comprehensive loss	(57,033)	(45,175)
Retained earnings	226,183	203,563
Treasury stock at cost – December 31, 2024 and 2023 – 3,581,851 shares	(64,286)	(64,286)
Stockholders’ equity	185,227	174,454
Non-controlling interests	6,030	5,795
Total equity	191,257	180,249

Total liabilities and equity	326,878	318,688

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2024	2023	2022

Revenues:
Telematics services	242,491	234,541	209,558
Telematics products	93,766	85,437	83,514
	336,257	319,978	293,072

Cost of revenues:
Telematics services	100,195	98,707	90,129
Telematics products	75,442	68,110	65,381
	175,637	166,817	155,510

Gross profit	160,620	153,161	137,562
Research and development expenses	18,090	16,986	16,848
Selling and marketing expenses	15,271	13,643	13,327
General and administrative expenses	56,238	56,635	48,705
Other income, net	(148)	(58)	(92)
Operating income	71,169	65,955	58,774
Other income, net	-	2	-
Financing income (expenses), net (Note 14)	80	(1,552)	(5,944)
Income before income tax	71,249	64,405	52,830
Income tax expenses (Note 15)	(14,579)	(13,355)	(12,745)
Share in losses of affiliated companies, net (Note 4A)	(123)	(706)	(585)
Net income for the year	56,547	50,344	39,500
Less: Net income attributable to non-controlling interest	(2,893)	(2,207)	(2,397)
Net income attributable to the Company	53,654	48,137	37,103

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	2.70	2.41	1.82

Basic and diluted weighted average number of shares outstanding	19,894	20,000	20,418

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (loss)

	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

Net income for the year	56,547	50,344	39,500

Other comprehensive income (loss), net of tax:
Unrealized gain (losses) in respect of derivative financial instruments designated for cash flow hedge	299	(299)	-
Foreign currency translation adjustments	(12,312)	808	(4,621)
Other comprehensive income (loss), net of tax	(12,013)	509	(4,621)

Comprehensive income	44,534	50,853	34,879
Less: comprehensive income attributable to non-controlling interests	(2,738)	(2,018)	(1,719)
Comprehensive income attributable to the Company	41,796	48,835	33,160

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid - in capital	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2022	23,476	1,983	78,334	(41,888)	143,259	(49,228)	5,343	137,803
Changes during 2022:
Net income	-	-	-	-	37,103	-	2,397	39,500
Other comprehensive loss	-	-	-	(3,943)	-	-	(678)	(4,621)
Dividend paid	-	-	-	-	(8,574)	-	-	(8,574)
Dividend declared	-	-	-	-	(2,825)	-	-	(2,825)
Purchase of treasury shares (*)	-	-	-	-	-	(8,445)	-	(8,445)
Stock-based compensation in a subsidiary company	-	-	21	-	-	-	-	21
Balance as of December 31, 2022	23,476	1,983	78,355	(45,831)	168,963	(57,673)	7,062	152,859

Changes during 2023:
Net income	-	-	-	-	48,137	-	2,207	50,344
Other comprehensive income (loss)	-	-	-	656	-	-	(147)	509
Dividend paid to non-controlling interests	-	-	-	-	-	-	(3,327)	(3,327)
Dividend paid	-	-	-	-	(8,763)	-	-	(8,763)
Dividend declared	-	-	-	-	(4,774)	-	-	(4,774)
Purchase of treasury shares (*)	-	-	-	-	-	(6,613)	-	(6,613)
Stock-based compensation in a subsidiary company	-	-	14	-	-	-	-	14
Balance as of December 31, 2023	23,476	1,983	78,369	(45,175)	203,563	(64,286)	5,795	180,249

Changes during 2024:
Net income	-	-	-	-	53,654	-	2,893	56,547
Other comprehensive loss	-	-	-	(11,858)	-	-	(155)	(12,013)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(2,483)	(2,483)
Dividend paid	-	-	-	-	(23,275)	-	-	(23,275)
Dividend declared				-	(7,759)	-	-	(7,759)
Purchase of non-controlling interest shares	-	-	-	-	-	-	(20)	(20)
Stock-based compensation in a subsidiary company			11	-	-	-	-	11
Balance as of December 31, 2024	23,476	1,983	78,380	(57,033)	226,183	(64,286)	6,030	191,257

(*)          See Note 13A3.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

Cash flows from operating activities
Net income for the year	56,547	50,344	39,500
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	20,083	21,068	20,134
Loss in respect of trading marketable securities and other investments	107	89	3,860
Increase in liability for employee rights upon retirement	3,199	2,507	1,243
Share in losses of affiliated companies, net	123	706	585
Deferred income taxes	(383)	(3,125)	(737)
Capital loss (gain) on sale of property and equipment, net	128	89	(224)
Increase in accounts receivable	(5,227)	(26)	(5,104)
Increase in other current and non-current assets	(6,498)	(3,169)	(11,055)
Decrease (Increase) in inventories	3,366	1,102	(5,835)
Increase (decrease) in accounts payable	176	(1,863)	1,419
Increase (decrease) in deferred revenues	(804)	5,703	2,169
Increase (decrease) in other current and non-current liabilities	3,450	3,793	(837)
Net cash provided by operating activities	74,267	77,218	45,118
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(3,353)	(2,384)	(868)
Capital expenditures	(13,632)	(14,243)	(26,505)
Return from (investment in) affiliated company	78	(323)	(939)
Investment in marketable securities	-	-	(103)
Repayment of (investments in) long - term deposit	(122)	(100)	147
Return from (investments in) other companies, net	630	(477)	(137)
Proceeds from sale of property and equipment	459	199	1,051
Sale of marketable securities	-	99	-
Net cash used in investment activities	(15,940)	(17,229)	(27,354)
Cash flows from financing activities
Repayment of long-term loan	-	(11,732)	(16,450)
Short term credit from banking institutions	(433)	299	-
Acquisition of company shares	-	(6,613)	(8,445)
Dividend paid	(28,050)	(11,561)	(11,465)
Dividend paid to non-controlling interests	(3,286)	(3,327)	-
Net cash used in financing activities	(31,769)	(32,934)	(36,360)
Effect of exchange rate changes on cash and cash equivalents	(2,635)	(1,471)	(3,860)
Net change in cash and cash equivalents	23,923	25,584	(22,456)
Balance of cash and cash equivalents at beginning of year	53,434	27,850	50,306
Balance of cash and cash equivalents at end of year	77,357	53,434	27,850

Supplementary information on investing and financing activities not involving cash flows:
In November 2024, the Company declared a dividend in an amount of US$ 8 million. The dividend was paid in January 2025.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

Interest paid	24	358	713

Income taxes paid, net of refunds	14,790	10,926	11,094

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	General (cont.)

2.	Functional currency and translation to the reporting currency (cont.)

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Brazilian Real
At December 31,
2024	3.647	6.1917	130.94 points
2023	3.627	4.8413	126.83 points
2022	3.519	5.2177	123.19 points
Increase (decrease) during the year:
2024	0.55%	27.89%	3.24%
2023	3.07%	(7.21)%	2.95%
2022	13.15%	(6.50)%	5.26%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average.

3.	Basis of presentation

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

Changes in fair value measurement of debt and equity securities for the years 2024, 2023 and 2022 amounted to loss of approximately US$ (107), US$ (89) and US$ (3,860) thousand, respectively.

E.	Treasury stock

Company shares held by the Company and a wholly owned subsidiary are presented as a reduction of equity, at their cost, under the caption “Treasury Stock”. Gains and losses upon sale of these shares, net of related income taxes, are recorded as additional paid in capital.

F.	Provision for credit loss

The provision for credit loss is determined with respect to amounts the Company has determined to be doubtful of collection, in order to reflect the expected credit losses on accounts receivable balances. Judgment is required in the estimation of the provision for credit losses and the Company evaluates the collectability of its accounts receivable based on a combination of factors including , among other things, the past experience with customers, the length of time that the balance is past due using an aging schedule, the customer's current ability to pay and their the creditworthiness using all available information about the credit risk on such customers taking into consideration the current business environment. If it becomes aware of a customer’s inability to meet its financial obligations, a specific allowance is recorded to reduce the net receivable to the amount reasonably believed to be collectible from such customer.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Provision for credit loss (cont.)

Accounts receivables are written off against the provision for credit losses when the Company determines amounts are no longer collectible.

See also Note 19A.

The allowance in respect of accounts receivable at December 31, 2024 and 2023 was US$ 3,978 and US$ 5,171 thousand, respectively

G.	Inventories

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

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g., budgets, business plans, financial statements, etc.). During 2024, 2023 and 2022, no impairment was identified with respect to such affiliated companies.

Investments in companies in which the Company no longer has significant influence, are classified as "investments in other companies". (See also note 1I below).

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

1.
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for in accordance with the "purchase method" and is allocated to reporting units at acquisition.  Goodwill is not amortized but rather tested for impairment at least annually in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other". Commencing fiscal 2021, the annual goodwill assessment is performed as of December 31, each year.

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

As of December 31, 2024, 2023 and 2022, the Company had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which with an allocated amount of approximately US$ 1.6 million of goodwill, the Company performed a qualitative assessment as of December 31, 2024 and 2023, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 32.3 million of goodwill (as of December 31, 2024), the Company performed the annual impairment test, as of December 31, 2024 using a quantitative  assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was performed using the income approach. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified within Level 3 within the fair value hierarchy.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Goodwill and intangible assets (cont.)

1.	(cont.)

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which with an allocated amount of approximately US$ 1.9 million of goodwill, the Company performed a qualitative assessment as of December 31, 2024 and 2023, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 3.5 million of goodwill (as of December 31, 2024), the Company performed the annual impairment test, as of December 31, 2024, using a quantitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was perform using the income approach. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified within Level 3 within the fair value hierarchy.

2.
Intangible assets with finite live are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As of December 31, 2024, the intangible assets are amortized as follows:

Years
Technology services	5
Other	5

During 2024 and 2023, the Company did not record any impairment.

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

Severance payments for the abovementioned policies for the years ended December 31, 2024, 2023 and 2022, amounted to US$ 2,430, US$ 2,218 and US$ 2,115 thousand, respectively.

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

With respect to arrangement that are determined to have multiple performance obligations that are distinct, the Company allocates the contract’s transaction price to each performance obligation using the relative standalone selling price of each distinct good or service in the contract. However, in limited circumstances, the company estimates the selling prices of the SVR services (which are sold together with AVL products) using the residual approach. Under the residual approach, the standalone selling price of the SVR services was estimated by reference to the total transaction price less the sum of the observable standalone selling prices of all other goods or services promised in the contract. Such approach is used since the Company sold the same type of service in these jurisdictions to different customers (at or near the same time) for a broad range of amounts (thus, the stand-alone selling price was highly variable).

Revenues from SVR services subscription fees and from installation services (related to AVL products that remain as the Company's property), sold to customers within a single contractually binding arrangement were accounted for revenue recognition purposes, as a single performance obligation, since the installation services element was determined not to be ‘distinct’. Accordingly, the entire contract fee for the two deliverables was recognized over time, on a straight-line basis over the subscription period.

4.
Amounts earned by certain Brazilian subsidiary for arranging a bundle transaction of SVR services subscription together with insurance services to be supplied by a third party insurance company, are recognized ratably on a straight-line basis over the subscription period (see 2 above), since the amount allocated to the Company (for the SVR services subscription, and for arranging the transaction), is contingent upon the delivery of the SVR services. As the insurance company is acting as a principal with respect to the insurance component, the Company recognized only the net amounts as revenues, after deduction of amounts related to the insurance component.

5.
Deferred revenues include unearned amounts received from customers (mostly for future subscription services and extended warranty) but not yet recognized as revenues.  Such deferred revenues are recognized as described in paragraph 2 above or paragraph 6 below, as applicable.

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

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of such intangible assets based on the estimated future gross revenues from each product net of the estimated future costs of completing and disposing of that product (including the estimated costs of performing maintenance and customer support over the remaining economical useful life), cost of completion of products and cost of delivery to customers over its remaining economical useful life. During each of the years ended December 31, 2024 and 2023, no such unrecoverable amounts were identified.

T.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2024, 2023 and 2022 amounted to US$ 7.6 million, US$ 7.3 million and US$ 7.3 million, respectively. Advertising expenses are presented among "selling and marketing expenses".

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

5.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Y.	Leases (cont.)

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

See also Note 7.

Z.	Recently adopted accounting pronouncements

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

ASU 2023-07 became effective for the Company for the fiscal year beginning after Dec. 15, 2023 (fiscal 2024) and the Company applied the amendments retrospectively to all prior periods presented in the consolidated financial statements. See Note 18 below.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

AA.	Recently issued accounting pronouncements, not yet adopted

Income Taxes (Topic 740): Improvements to Income Tax Disclosures

On December 14, 2023, the FASB issued ASU 2023-09— Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”).

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

The Company is still in the process of evaluating the impact of adoption of ASU 2023-09.

ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures"

On November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures" ("ASU 2024-03").

ASU 2024-03 enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement.

ASU 2024-03 is effective for annual periods beginning after December 15, 2026. The Company intends to adopt and apply the guidance in fiscal year 2027. ASU 2024-03 should be adopted retrospectively to all periods presented in the financial statements and early adoption is permitted. The Company is still in the process of evaluating the impact of adoption of ASU 2024-03.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 2	-	OTHER CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2024	2023
Prepaid expenses (*)	27,787	35,869
Government institutions	6,763	3,206
Deferred contract costs (*)	8,557	10,751
Advances to suppliers	1,639	1,962
Employees	227	272
Others	1,094	664
	46,067	52,724

(*)	See Note 1W

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2024	2023
Finished products	16,656	19,506
Raw materials	6,778	7,366
	23,434	26,872

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2024	2023
Lumax	519	563
Ituran MOB	-	151
	519	714

B.	Investment in other companies

During 2023, the Company made additional investments in two Israeli startups, In an amount of US$ 0.48 million.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 5	-	OTHER NON-CURRENT ASSETS

	US dollars
	December 31,
(in thousands)	2024	2023

Deferred contract costs and prepaid expenses (*)	5,503	3,689
Deposits	350	300
	5,853	3,989

(*)	See Note 1W.

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:

	US dollars
	December 31,
(in thousands)	2024	2023

Cost:
Operating equipment (*)	50,748	59,263
Office furniture, equipment and computers	53,015	53,490
Land	1,546	1,684
Buildings	5,019	5,429
Vehicles	10,865	11,023
Leasehold improvements	9,821	9,776
	131,014	140,665
Less – accumulated depreciation (**)	(97,934)	(98,710)
Total property and equipment, net	33,080	41,955

(*)	As of December 31, 2024 and 2023, an amount of US$ 34.0 million and US$ 40.9 million is subject to operating lease transactions, respectively.

(**)	As of December 31, 2024 and 2023, an amount of US$ 23.1 million and US$ 21.9 million is subject to operating lease transactions, respectively.

B.
During the years ended December 31, 2024, 2023 and 2022, depreciation expenses were US$ 14.9 million, US$ 15.8 million and US$ 13.9 million, respectively and additional property and equipment was purchased in an amount of US$ 10.5 million, US$ 10.7 million and US$ 23.9 million, respectively.

NOTE 7	-	LEASES

The Company have entered into several non-cancelable operating lease agreements for real estate (mainly offices, warehouse and base stations), vehicles and certain network equipment. In addition to rent, the leases may require payment of maintenance, insurance and other operating expenses.  The Company's leases have original lease periods expiring between 2025 and 2029. Payments due under such lease contracts include primarily fixed payments. The Company does not assume renewals in the determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement (or become as such in future date). The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	-	LEASES (cont.)

The components of annual lease costs, lease term and discount rate are as follows:

	US dollars
	December 31,
(in thousands)	2024	2023

Operating annual lease cost Cost:
Office and warehouse space	2,178	2,129
Base stations	1,187	1,206
Vehicle	112	51
Others	107	16
	3,584	3,402

Weighted Average Remaining Lease Term (years):
Office space	4.1	5.1
Base stations	2.1	2.9
Vehicle	1.3	1.9
Others	4.4	2.0

Weighted Average Discount Rate (%):
Office space	6.13	6.35
Base stations	7.95	8.38
Vehicle	10.30	10.49
Others	6.50	7.33

The leasing fees expense in each of the years ended December 31, 2024, 2023 and 2022, were US$ 3.6 million, US$ 3.4 million and US$ 3.3 million, respectively.

Supplemental cash flow information related to operating leases was as follows:

US dollars
Year Ended
(in thousand)	December 31, 2024

Cash paid for amounts included in the measurement of lease liabilities:	3,584
Operating cash flows from operating leases

The following is a schedule, by years, of maturities of operating lease liabilities as of December 31, 2024:

US dollars
(in thousands)	December 31, 2024

Period:
2025	3,481
2026	2,352
2027	1,731
2028	1,714
2029	1,100
Thereafter	128
Total operating lease payments	10,506
Less: imputed interest	(1,559)
Present value of lease liabilities (*)	8,947

(*) An amount of US$ 3,385 thousands presented in short-term liabilities and US$ 5,562 presented in long-term liabilities.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 8	-	INTANGIBLE ASSETS, NET

	US dollars
	December 31,	Year ended December 31,				December 31,
(in thousands)	2022	2023				2023
	Opening balance	Impairment	Amortization (*)	Additions	Translation differences	Closing balance
Customer relationship	358	-	(358)	-	-	-
Technology	11,293	-	(4,497)	3,477	(97)	10,176
Others	969	-	(419)	41	63	654
	12,620	-	(5,274)	3,518	(34)	10,830

	US dollars
	December 31,	Year ended December 31,				December 31,
(in thousands)	2023	2024				2024
	Opening balance	Impairment	Amortization (*)	Additions	Translation differences	Closing balance
Technology	10,176	-	(4,929)	3,351	(18)	8,580
Others	654	-	(279)	113	(57)	431
	10,830	-	(5,208)	3,464	(75)	9,011

During the years 2022-2024, the impairment analysis of intangible assets did not result in any impairment charge.

(*)
As of December 31, 2024, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2025 – US$ 4,007 thousand, 2026 – US$ 1,890 thousand, 2027 – US$ 1,300 thousand, 2028 – US$ 862 thousand and 2029 and after – US$ 952 thousand.

NOTE 9	-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 are as follows:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Balance as of January 1, 2023	33,990	5,520	39,510
Changes during 2023:
Translation differences	(50)	(60)	(110)
Balance as of December 31, 2023 (*)	33,940	5,460	39,400

Changes during 2024:
Translation differences	(9)	(66)	(75)
Balance as of December 31, 2024 (*)	33,931	5,394	39,325

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	-	GOODWILL (cont.)

(*)	The accumulated amount of goodwill impairment loss as of December 31, 2024, and 2023 was US$ 29.89 million.

The Company performed annual assessments as of December 31, 2024, 2023 and 2022, and reached a conclusion that no impairment should be recorded at such dates.

For additional information regarding the impairment analysis, see Note 1N.

NOTE 10	-	CREDIT FROM BANKING INSTITUTIONS

A.	Short term loans:

	US dollars
	December 31,
(in thousands)	2024	2023

Short-term loans - linked to the Mexican Pezo	114	138
Credit line utilized	-	217
	114	355

B.	Long term loan:

In August 2018, the Company signed on Loan Agreement (the “Loan agreement”) with commercial Israeli bank (the “Bank”) under which the Company has received an amount of approximately 296 million NIS (US$ 81.7 million) (the “Loan”) from the bank for a period of 5-years that bears an annual interest rate of prime rate (as of December 31, 2023, the prime rate was 6.25%) + 0.53%.

The company was required to maintain such covenants on a quarterly basis

During 2022 and 2023 and as of December 31, 2022, the Company was in compliance with the Loan Covenants.

During 2023, the Company repaid an amount of approximately US$ 11.7 million, representing the remaining balance of the loan.

C.	Lines of credit:

Unutilized short-term lines of credit of the Company as of December 31, 2024, aggregated to US$ 1.0 million.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2024	2023

Accrued expenses	14,839	15,746
Accrued payroll and related taxes	10,527	9,591
Government institutions	6,287	6,593
Accrued dividend	8,277	6,087
Operating lease liabilities, current	3,385	3,298
Others	2,589	2,835
	45,904	44,150

NOTE 12	-	CONTINGENT LIABILITIES

A.	Claims

1.
During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by the company and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by the company regarding all for the period 2007-2012.Total amounts of approximately R$25.2 million (US $4.1 million) as of December 2024, including interest and penalties. The reason Anatel demands the payment of FUST and FUNTELL from the company is the fact that in order to provide monitoring services the company needs to operate telecommunication equipment in a given radio frequency. The authorities have construed that the company render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel the company believe that such claim is without merit, the interpretation of the legislation is mistaken, given that the company don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of the company success are more likely than not. The company have filed a defense against such claims. The company are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY

A.	Share capital:

1.	Composition:
December 31, 2024 and 2023	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431

2.	In September 2005, the Company registered its ordinary shares for trade in the United States.

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

As of December 31, 2024, an amount of 3,581,851 ordinary shares representing 15.26% of the share capital of the Company is held by the Company and its' fully owned subsidiary as treasury shares. (3,581,851 shares as of December 31, 2023).

4.	Treasury stock have no voting rights.

B.	Retained earnings

1.
In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired either by the Company or its subsidiary (presented as a separate item in the consolidated balance sheet and the statement of changes in equity) must be deducted from the amount of retained earnings.

2.	Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel are converted into dollars on the basis of the exchange rate prevailing at the date of declaration.

3.	On March 3, 2021, the board of directors also approved a dividend policy of US$ 3 million per quarter.

4.	In November 2023 the Board of directors decided to resume to a US$ 5 million as dividend distributed quarterly

5.	In February 2024 the board of directors approved the increase of quarterly dividend to US$ 8 million.

6.	In February 2025 the board of directors approved the increase of quarterly dividend to US$ 10 million.

7.
During the years ended December 31, 2024, 2023 and 2022, the Company declared dividends in the amount of US$ 1.56, US$ 0.68 and US$ 0.56, per share, totaling approximately US$ 32.0, 14.0 and 12.0 million, respectively (including fourth quarter dividend declared and paid on the following month of January).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	-	FINANCING INCOME (EXPENSES), NET

	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

Short-term interest expenses commissions and other	(1,994)	(1,585)	(1,923)
Loss in respect of marketable securities and other investments	(107)	(89)	(3,860)
Interest expenses in respect of long-term loans	(24)	(311)	(654)
Interest income in respect of deposits	2,010	1,649	995
Income related to taxes positions	75	425	35
Exchange rate differences and others, net	120	(1,641)	(537)
	80	(1,552)	(5,944)

NOTE 15	-	INCOME TAX

A.	Taxes on income included in the statements of income:
	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

Income taxes (tax benefit):
Current taxes:
In Israel	10,114	10,202	9,110
Outside Israel	5,959	5,997	4,711
	16,073	16,199	13,821
Deferred taxes:
In Israel	867	(995)	(102)
Outside Israel	(1,250)	(2,130)	(634)
	(383)	(3,125)	(736)
Taxes in respect of prior years:
In Israel	(792)	10	(457)
Outside Israel	(319)	271	117
	(1,111)	281	(340)
	14,579	13,355	12,745

B.	Measurement of results for tax purposes

Commencing January 1, 2008, and thereafter, the results of operations for tax purposes are measured on a nominal basis.

C.	The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law")

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

2.
As of December 31, 2024, one Israeli subsidiary (located in areas other than Development Zone A) is entitled to a "Preferred Company " status pursuant to the investment law and subject to 16% corporate tax rate.

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

2.
As of December 31, 2024, two Israeli subsidiaries (located in areas other than Development Zone A) are entitled to a "Technological Preferred Enterprise" status pursuant to the investment (under the 2016 amendment) law and subject to 12% corporate tax rate. Income not eligible for Technological Preferred Enterprise is taxed at the regular corporate tax rate or at the preferred tax rate as mentioned in Note C1 above, as the case may be.

E.	Israeli corporate tax rates

For the years 2022, 2023 and 2024, taxable income of the Company and its Israeli subsidiaries (that are not entitled to special tax rates as described above) is subject to a corporate tax rate of 23%.

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

The Company and certain Israeli subsidiaries have received final tax assessments through the year of 2018, One of the subsidiaries in Brazil has received final tax assessments through the 2015 tax year.  Some subsidiaries have not yet been assessed since incorporation.

I.	Carry forward foreign tax credits and tax losses

As of December 31, 2024, there are no material losses carried forward that are likely to be used in the near future.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

J.	The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:
	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

Pretax income	71,249	64,405	52,830
Statutory tax rate	23%	23%	23%
Tax computed at the ordinary tax rate	16,387	14,813	12,151
Nondeductible expenses (income)	27	(284)	2,123
Losses and timing differences in respect of which no deferred taxes assets were recognized	(124)	(557)	1,742
Tax adjustment in respect of different tax rates	1,981	1,087	499
Adjustment in respect of tax rate deriving from “approved enterprises”	(2,624)	(3,133)	(3,002)
Tax related to previous years	(1,111)	281	(340)
Others	43	1,148	(428)
	14,579	13,355	12,745

K.	Summary of deferred taxes

Composition:

	US dollars
	December 31,
(in thousands)	2024	2023

Deferred taxes
Provision for vacation, recreation and bad debt	406	415
Provision for other employee related obligations	1,750	1,990
Provision for deferred revenues/expenses and other obligations	5,741	6,876
Other temporary differences, net	3,958	4,055
	11,855	13,336

	US dollars
	December 31,
(in thousands)	2024	2023

Deferred income taxes included in long-term investments and other assets	12,273	14,452
Deferred income taxes included in long-term liabilities	(418)	(1,116)
	11,855	13,336

L.	Income before income taxes is composed as follows:
	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

The Company and its Israeli subsidiaries	53,855	55,316	51,562
Non-Israeli subsidiaries	17,394	9,089	1,268
	71,249	64,405	52,830

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

M.	Uncertain tax positions

The Company and its subsidiaries files income tax returns in Israel, US, Argentina and Brazil.

Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	US dollars

Balance as of January 1, 2023	-
Changes during 2023:
Increase related tax positions of prior years	850
Translations differences related to the current year	26
Balance as of January 1, 2024	876
Changes during 2024:
Increase related tax positions of prior years	1,128

Translations differences related to the current year	(2)
Balance as of December 31, 2024	2,002

NOTE 16	-	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2024, 2023 and 2022, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	53,654	48,137	37,103

	Number of shares
	Year ended December 31,
(in thousands)	2024	2023	2022

Weighted average number of shares used in the computation of basic and diluted earnings per share	19,894	20,000	20,418

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	RELATED PARTIES

A.	The Tzivtit Insurance Ltd. (“Tzivtit Insurance”), owned by a director of the Company, served as the Company’s insurance agent and provides the Company with elementary insurance and managers insurance.

In respect of these insurance services, Tzivtit Insurance was entitled to receive commissions at various rates, paid by the insurance company (which is not considered a related party).

With respect to basic insurance policies, and directors and offices insurance policies, the Company paid to the insurance company in 2022, US$ 502 thousand and US$ 870 thousand, respectively.)

Tzivtit Insurance was entitled to commissions in an aggregate amount of US 115 thousand. to be paid to Tzivtit Insurance by the insurance company on account of these policies

In January 2023, Tzivtit sold its insurance operation to a third party.

B.
The Company paid monthly consulting fees of NIS 15,000 (US$ 4,100) a month, linked to the Israeli Consumer Price Index to Professor Kahane. The aggregate amount paid to Professor Kahane in each of the years 2024, 2023 and 2022 was approximately US$ 68,000, US$ 66,000 and US$ 70,000, respectively.

C.
In February 2014, following the approval of the Company's general meeting of shareholders on January 28, 2014, the Company entered into new service agreements, setting forth the terms of service of its President, Co-Chief Executive Officers and its International Activity and Business Development Officer, in compliance with the Company's compensation policy for office holders; and the wholly owned subsidiary E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with the Company's compensation policy for officer holders. The principal terms of these agreements are as follows:

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide services as independent contractors, which shall be entitled to a monthly payment of NIS 250,000, 194,000, 194,000 and 139,000 respectively plus VAT (US$68,000, US$53,000, US$53,000 and US$38,000 respectively) linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On December 12, 2022 the Company's general meeting of shareholders has reapproved the compensation policy for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

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

•	In 2024, 2023 and 2022 Executive Offices Holders were entitled to Target based cash incentives at the maximum rate of (150%).

The table below summarizes the aggregate amounts paid to the company's Executive Office Holders:

	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

Izzy Sheratzky	2,734	2,155	3,380
Eyal Sheratzky	2,188	1,727	2,679
Nir Sheratzky	2,137	1,727	2,679
Gil Sheratzky	1,238	1,227	1,841

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING

A.	General information:

The operations of the Company are conducted through two different core activities: Location based services ("Telematics services") and Wireless communications products ("Telematics products"). These activities also represent the reportable segments of the Company.

The reportable segments are viewed and evaluated separately to determine key operating decisions and to assess their performance by the Company's Co-Chief Executive Officers which have been determined to be the company's Chief Operating Decision Maker (the “CODMs”), since the marketing strategies, processes and expected long term financial performances of the segments are different. See also C below.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Year ended December 31, 2024
Revenues	242,491	93,766	336,257
Cost of product	-	(67,533)	(67,533)
Salaries	(48,997)	(4,254)	(53,251)
Other segment items (1)	(124,328)	(19,976)	(144,304)
Operating income	69,166	2,003	71,169
Assets	88,453	26,621	115,074
Goodwill	33,931	5,394	39,325
Expenditures for assets	8,242	392	8,634
Depreciation and amortization	13,471	1,379	14,850

Year ended December 31, 2023
Revenues	234,541	85,437	319,978
Cost of product	-	(57,950)	(57,950)
Salaries	(47,033)	(5,461)	(52,494)
Other segment items (1)	(122,469)	(21,110)	(143,579)
Operating income	65,039	916	65,955
Assets	106,355	32,141	138,496
Goodwill	33,940	5,460	39,400
Expenditures for assets	8,837	488	9,325
Depreciation and amortization	13,346	1,433	14,779

Year ended December 31, 2022
Revenues	209,558	83,514	293,072
Cost of product	-	(53,488)	(53,488)
Salaries	(44,989)	(6,815)	(51,804)
Other segment items (1)	(108,282)	(20,724)	(129,006)
Operating income	56,287	2,487	58,774
Assets	99,127	33,553	132,680
Goodwill	33,990	5,520	39,510
Expenditures for assets	19,024	1,001	20,025
Depreciation and amortization	13,030	1,608	14,638

(1)
Other segment items included in Segment operating income primarily includes salaries, telematics services and products costs that cannot be directly allocated, research and development, Selling and marketing expenses and general and administrative expenses, etc.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

C.	Information about reported segment profit or loss and assets:

The company's country managers and Deputy CEO's are reporting to the company's CODMs. The CODMs evaluate the segment’s operating performance and allocate resources for each of the two reportable segments based on operating profit. The CODMs use segment operating income in the forecasting process. The CODMs consider forecast to-actual variances for operating income for evaluating the performance of each segment and making decisions about allocating capital and other resources to each segment. The measure of segment assets is reported on the consolidated balance sheets as total assets. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. The evaluation of performance is based on the operating income of each of the two reportable segments.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2024	2023	2022

Total revenues of reportable segment and consolidated revenues	336,257	319,978	293,072

Operating income
Total operating income for reportable segments	71,169	65,955	58,774
Unallocated amounts:
Financing income, net	80	(1,552)	(5,944)
Other expense, net	-	2	-
Consolidated income before taxes on income	71,249	64,405	52,830

Assets
Total assets for reportable segments (*)	154,399	177,896	172,190
Other unallocated amounts:
Current assets	123,012	91,263	72,190
Investments in affiliated and other companies	2,010	2,927	2,967
Property and equipment, net	13,825	14,620	14,795
Other unallocated amounts	33,632	31,982	28,785
Consolidated total assets (at year end)	326,878	318,688	290,927

Other significant items
Total expenditures for assets of reportable segments	8,634	9,325	20,025
Unallocated amounts	4,998	4,918	6,480
Consolidated total expenditures for assets	13,632	14,243	26,505

Total depreciation, amortization and impairment for reportable segments	14,850	14,779	14,638
Unallocated amounts	5,233	6,289	5,496
Consolidated total depreciation, amortization and impairment	20,083	21,068	20,134

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2024	2023	2022

Israel	175,208	154,175	150,423
Brazil	83,452	85,622	69,091
Others	77,597	80,181	73,558
Total	336,257	319,978	293,072

	Property and equipment, net
	December 31,
(in thousands)	2024	2023	2022

Israel	12,345	12,687	13,138
Brazil	13,027	20,644	23,488
Others	7,708	8,624	8,972
Total	33,080	41,955	45,598

-	Revenues were attributed to countries based on customer location.

-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2022, 2023 and 2024 there were no sales exceeding 10% of total revenues to none of the Company customers.

G.	Major product lines and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the years ended December 31, 2024 and 2023:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2023			Year ended December 31, 2024
	Telematics services	Telematics products	Total	Telematics services	Telematics products	Total
At a point of time	-	83,626	83,626	-	91,817	91,817
Over a period of time	234,541	1,811	236,352	242,491	1,949	244,440
	234,541	85,437	319,978	242,491	93,766	336,257

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the year ended December 31, 2022:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2022
	Telematics services	Telematics products	Total
At a point of time	-	81,342	81,342
Over a period of time	209,558	2,172	211,730
	209,558	83,514	293,072

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and marketable securities.

Most of the Company’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2024 and 2023, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

As of December 31, 2024, there were no material forward exchange contracts outstanding.

During 2023 and 2024 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency of the purchasing entity, will be affected by changes in exchange rates. As of December 31, 2023, 12 transactions that originated in 2023 remain outstanding.

During 2024, all the financial derivatives were designated and accounted for as hedging instruments.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Assets derivatives
As of December 31, 2023	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current liabilities	299

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management (cont.)

          Amounts reclassified to statement of comprehensive income (loss):

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2024		Thousands of US dollars

Foreign exchange contracts	Unrealized losses in respect of derivative financial instruments designated for cash flow hedge	(299)

Amounts reclassified to statement of comprehensive income (loss):

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2023		Thousands of US dollars

Foreign exchange contracts	Unrealized losses in respect of derivative financial instruments designated for cash flow hedge	299

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

The Company's financial assets measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2024 and 2023:

	December 31, 2024
(in thousands)	Level 1	Level 2	Level 3

Derivatives designated as hedging instruments	-	-	-
Trading securities	10	-	-
Total	10	-	-

	December 31, 2023
(in thousands)	Level 1	Level 2	Level 3

Derivatives designated as hedging instruments	-	299	-
Trading securities	119	-	-
Total	119	299	-