Form 20-F
period 2025-12-31
Ituran Location & Control Ltd.
filed 2026-04-23
CIK 1337117

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

19,808,642

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

TABLE OF CONTENTS

USE OF CERTAIN TERMS		iv
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS		iv
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A	(Reserved)	1
B.	CAPITALIZATION AND INDEBTEDNESS	1
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	1
D.	RISK FACTORS	1
ITEM 4.	INFORMATION ON THE COMPANY	9
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	9
B.	BUSINESS OVERVIEW	10
C.	ORGANIZATIONAL STRUCTURE	20
D.	PROPERTY, PLANTS AND EQUIPMENT	20
ITEM 4.A.	UNRESOLVED STAFF COMMENTS	21
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
A.	OPERATING RESULTS	22
B.	LIQUIDITY AND CAPITAL RESOURCES	31
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	33
D.	TREND INFORMATION	33
E.	CRITICAL ACCOUNTING ESTIMATES	33
i

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	34
A.	DIRECTORS AND SENIOR MANAGEMENT	34
B.	COMPENSATION	38
C.	BOARD PRACTICES	40
D.	EMPLOYEES	44
E.	SHARE OWNERSHIP	47
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	48
A.	MAJOR SHAREHOLDERS	48
B.	RELATED PARTY TRANSACTIONS	48
C.	INTERESTS OF EXPERTS AND COUNSEL	53
ITEM 8.	FINANCIAL INFORMATION	53
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	53
B.	SIGNIFICANT CHANGES	53
ITEM 9.	THE OFFER AND LISTING	53
A.	OFFER AND LISTING DETAILS	53
B.	PLAN OF DISTRIBUTION	53
C.	MARKETS	53
D.	SELLING SHAREHOLDERS	53
E.	DILUTION	53
F.	EXPENSES OF THE ISSUE	53
ITEM 10.	ADDITIONAL INFORMATION	53
A.	SHARE CAPITAL	53
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	53
C.	MATERIAL CONTRACTS	54
D.	EXCHANGE CONTROLS	54
E.	TAXATION	54
F.	DIVIDENDS AND PAYING AGENTS	62
G.	STATEMENT BY EXPERTS	62
H.	DOCUMENTS ON DISPLAY	62
I.	SUBSIDIARY INFORMATION	62
J.	ANNUAL REPORT TO SECURITY HOLDERS	62

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

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

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

■
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

The markets for our services and products are highly competitive. We compete primarily on the basis of the technological innovation, quality and price of our services and products. Our most competitive market is the telematics services market and the related telematics products market, due to the existence of a wide variety of competing services and products and alternative technologies that offer various levels of protection and tracking capabilities. Furthermore, providers of competing services or products may extend their offerings to the locations in which we operate, or new competitors may enter the telematics services market. Our telematics products also compete with less sophisticated theft protection devices such as standard car alarms, immobilizers, steering wheel locks and homing devices, some of which may be significantly cheaper. Some of these competing products have greater brand recognition than our telematics products.

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

Our SVR services business model and, consequently, our ability to provide our SVR services and sell our telematics products, relies on our ability to successfully identify markets in which:

■	the rate of car theft or consumer concern over vehicle safety is high; and

■	insurance companies, car manufacturers or car owners belief in the value of vehicles justifying incurring the expenses associated with the deployment of SVR services.

The absence of these conditions, our inability to locate markets in which these conditions exist or the loss of any one of these conditions in markets we currently serve could adversely affect our revenues generated in existing markets and our growth potential.

The loss of key personnel could adversely affect our business and growth prospects.

Our success depends upon the efforts and abilities of key management personnel, including our  Co-Chief Executive Officers. Loss of the services of one or more of such key personnel could adversely affect our ability to execute our business plan. In addition, we believe that our future success depends in part upon our ability to attract, retain and motivate qualified personnel necessary for the development of our business. If one or more members of our management team or other key technical personnel become unable or unwilling to continue in their present positions, and if additional key personnel cannot be hired and retained as needed, our business and growth prospects could be adversely affected.

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

We rely on three major suppliers to supply us with various products and software, one of which is our subsidiary (E.R.M. Electronic Systems Ltd).. Each of these suppliers supply us with different types of products and software and acts as the single supplier of these products and services. Termination of relations with one of our major suppliers would adversely affect our operations and revenues.

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

 The rapid development of artificial intelligence may negatively effect our business

The rapid development and increasing use of artificial intelligence("AI") technologies across the industries we operate in may create risks and uncertainties that could effect our business. Competitors, collaborators or other third parties may adopt tools that improve the speed, cost, or effectiveness of our services.  We may face new challenges especially in the sphere of misinformation and manipulation, data privacy issue and cybersecurity threats, data integrity ,confidentiality, intellectual property ownership or regulatory compliance. The legal and regulatory landscape governing AI technology is evolving and may impose additional obligations or costs on industry participants. The broader proliferation of AI may indirectly effect our business, financial conditions, results of operations, or competitive position...

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

Inflation and shortage of semiconductor and other critical components supplies.

In periods of shortages impacting the semiconductor industry such as during year 2022, we have placed and may continue to place, non-cancellable inventory orders in advance of our historical lead times, and pay premiums and/or provide deposits to secure future supply and capacity.. However, we may not be able to accurately predict when such periods of shortage will end, nor do we know whether those inventory orders accurately address our current and future demand needs. These actions increased some of our product costs.

We may encounter growing inflation rates and growing interest rates in the main territories where we operate. This may cause and additional costs to our financing and operations. This environment may have a potential negative impact on our results, as long as it sustains. We did not encounter this issue materially in year 2025.

Regional or Global Health Pandemic

A regional or a global health pandemic, such as COVID-19, could severely affect our business, results of operations and financial condition due to impacts on our suppliers and customers, as well as impacts from remote work arrangements.

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

On October 7th, 2023, Hamas terrorist organization has launched an horrific hostile military assault against Israel. Hamas has murdered 795 civilians, 373 soldiers, policemen and foreigners and kidnapped more than 230   into the Gaza Strip. On that day, where militant groups launched a surprise attack on southern Israel from the Gaza Strip, marking the start of a most significant military escalation in the region. After clearing Hamas militants, the Israeli retribution war actions against Hamas which started from October 8th with more than 250,000 Israeli soldiers recruited from reserve military retaliated by conducting an extensive aerial bombardment campaign on Hamas targets, followed by a large-scale ground military act on Gaza. The aforementioned was also coupled with military actions taken on the Northern part of Israel against the Hasbullah from Lebanon which later turned into full scale fighting. Moreover during 2024 Iran has launched   several missiles and ballistic missiles attacks against Israel to which Israel retaliated. During June 2025 there were intense military actions, including missiles, between Israel and Iran (12 days) with much damage caused to civil residential, hospital and research institute (Weizman) with dozens of casualties and destruction. During March-April   2026 there are again intense military actions, including missiles, between Israel and Iran. We were not significantly affected by the aforementioned hostile and military actions. Continued or increased hostilities, future armed conflicts, political developments in other states in the region or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, there are number of countries, primarily in the Middle East, that still restrict business with Israel or Israeli companies and as a result our company is precluded from marketing its products in these countries. Restrictive laws or policies directed toward Israel or Israeli businesses could have an adverse effect on our ability to grow our business and our results of operations.

The Israeli government during year 2023 - 2025 pursued extensive changes to Israel’s judicial system. This has sparked extensive political debate. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, due to potential reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating which already occurred twice, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments occur, they may have an adverse effect on our business, our results of operations, or our ability to raise additional funds.

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

We have been declared a monopoly under the Israeli Economy competition Law (formerly known as Restrictive Trade Practices Law, 1988) (the “Israeli Antitrust Law”), in the market for the provision of systems for the location of vehicles. Under Israeli law, a monopoly is prohibited from taking certain actions, such as predatory pricing and the provision of loyalty discounts, which prohibitions do not apply to other companies. The Israeli antitrust authority (under its new name - Competition Authority) may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behaviour. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. If we breach certain provisions of the Israeli Antitrust Law, including as a monopoly, the Israeli Competition authority may also impose on us in an administrative procedure, financial sanctions in an amount of up to the lower of NIS 121 million (approximately $37.9 million, or 8% of our annual revenues for the last financial year prior to such breach. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our ability to grow our business in Israel.

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

The stock market in general, and the market price of our ordinary shares in particular, are subject to fluctuation, and changes in our share price may be unrelated to our operating performance. The market price of our ordinary shares may fluctuate as a result of a number of factors, including:

■	the gain or loss of significant orders or customers;

■	recruitment or departure of key personnel;

■	the announcement of new products or service enhancements by us or our competitors;

■	quarterly variations in our or our competitors' results of operations;

■	announcements related to litigation;

■	changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earnings estimates;

■	developments in our industry;

■	general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors and price fluctuations may materially and adversely affect the market price of our ordinary shares and result in substantial losses to our investors.

Somewhat significant portion of our ordinary shares are held by a small number of existing shareholders and our articles of association provide for a staggered board, which may hinder change of control.

Moked Ituran Ltd. currently beneficially owns approximately 19.52% of our outstanding ordinary shares (not including treasury stock held by us). Other than applicable regulatory requirements under applicable law, Moked Ituran Ltd., is not prohibited from selling an interest in our company to a third party. In addition, our articles of association provide for a staggered board which may delay, prevent or deter a change in control. For additional information concerning our staggered board, see Item 6.A – Directors and Senior Management.

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

Our directors and officers will be subject to additional reporting requirements beginning in March 2026.

Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

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

Principal Capital Expenditures

We had capital expenditures of $21.8 million in 2025, $13.6 million in 2024 and of $14.2 million in 2023, primarily in Israel, Brazil and Mexico, consisting primarily of acquisitions of the operational equipment we use to provide. We financed our capital expenditures with cash flows generated from our operations.

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

Recent Developments

OEM with Stellantis

On May 27, 2025, we announced a new service agreement with Stellantis in South America. The contract covers multiple countries in the region and is set for a multi-year period, with the potential for expansion to additional markets and extended service periods. On February 25, 2026, we announced that we were selected to deliver the Connect Fiat program in partnership with Stellantis. The agreement has an initial term of three years, with the option to extend for an additional two years. This Program represents an expansion of our existing collaboration with Stellantis.

Strategic Partnership with BMW Motorrad

On June 12, 2025, we announced a partnership with BMW Motorrad in Brazil, through its Brazilian subsidiary BMW Motorrad Brasil. The partnership offers BMW Motorrad riders a unique experience that combines advanced safety and connectivity features. The service offers security technology for the customer and their motorcycle, using state-of-the-art telematics and access to the Ituran app, with real-time location tracking, virtual geofencing, route history, risk zone heat maps, maintenance alerts, digital service integration, and vehicle recovery services.

OEM with Renault

On November 24, 2025, we announced that we had signed an initial three year service agreement with a new major European OEM, Renault. The contract covers multiple countries in the Latin American region and there is strong potential for expansion to additional markets globally as well as extended service periods.

Telematics Services

In 2025, 74% of our revenues were attributable to our telematics services. As of December 31, 2025, we provided our services in Israel, Brazil, and other countries to approximately 1,039,000, 814,000 and 777,000 subscribers, respectively.

 We have direct agreements with six major car manufacturers, and our products are embedded in their vehicles or otherwise approved by the car manufacturers. This connection requires us to meet the highest car manufacturer automotive standards.

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

Fleet management services

Our fleet management services enable corporate and individual customers to track and manage their vehicles in real time. Our services improve appointment scheduling, route management and fleet usage tracking, thereby increasing efficiency and reducing operating costs for our customers. We market and sell our services to a broad range of vehicle fleet operators and individual vehicle owners in different geographic locations and industries. As of December 31, 2025, we provided our services to approximately 461,000 end-users through corporate customers in countries where we operate directly and through 26,000 distributers.

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

Telematics Products

In 2025, 26% of our revenues were attributable to the sale of our telematics products. Our telematics products employ short - and medium-range communication between two-way wireless modems and are used for various applications, including automatic vehicle location, which we refer to as telematics products.

Our telematics products enable the location and tracking of vehicles, as well as assets, and are used by us primarily to provide SVR, fleet management services and UBI services to our customers. Each subscriber to our services has our telematics end-unit installed in their vehicle. Subscribers to services for locating equipment and merchandise use our SMART and GPS/GPRS products.

Our Services and Products

Telematics services

Stolen vehicle recovery

Our stolen vehicle recovery system is based on three main components: a telematics end-unit that is installed in the vehicle, a network of base stations and a 24-hour manned control center. Once the control center receives indication of an unauthorized entry into a vehicle equipped with our telematics end-unit, our operators decide whether it is a false alarm or an actual unauthorized entry. If it is determined to be an unauthorized entry, or if a notification of the vehicle’s theft is received directly from the vehicle operator, our operators transmit a signal that activates the transmitter installed in the vehicle. We then pinpoint the location of the transmitter with GPRS technology as we communicate the location to our operations center and notify the relevant law enforcement agency. In Israel, Brazil, and the other regions which we operate, we also maintain private enforcement units, which work together with local police to recover the vehicle. In addition, we have the capability to immobilize vehicles remotely from our control centers.

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

■	GPS/GPRS-based products: navigation and tracking devices installed in vehicles; and

■	SMART: a portable transmitter installed in vehicles (including motorcycles) that sends a signal to the base site, enabling the location of vehicles, equipment or an individual.

Geographical Information

The following table lists the key services and products that we currently sell or lease in different regions of the world:

Country	Services offered	Products sold
Israel	SVR, Fleet Management, Value-added services, Connected Car, UBI	Telematics Products
Brazil	SVR, Fleet Management, Value-added services, Connected Car, Asset protection to Auto Lenders	Telematics Products

Mexico, Ecuador, Colombia, Chile	SVR, Fleet Management,	Telematics Products
Value-added services, including Accessories, App & web page services
Connected Car
United States	SVR,	Telematics Products
Fleet Management,
Value-added services, Asset protection to Auto Lenders
Argentina	SVR, Fleet Management, Value-added services, Connected Car Asset Tracking	Telematics Products

We maintain a control center in each of the countries listed above, which is operated 24 hours a day, 365 days a year. The following is a short description of key operating statistics about our telematics services in the countries in which we operate:

■
Israel: We commenced operations in Israel in 1995 The operations in Israel were expended through M&A transactions with local companies (following the RTH Transaction which was concluded in year 2018) as well as organic growth. We operate throughout Israel in providing services mainly through GPS/GPRS.

■
Brazil: We commenced operations in Brazil in 2000. The operations were expended through organic growth. We currently provide RF based products and services only in the metropolitan areas of Sao Paulo, Campinas, Americans and Rio de Janeiro. However, we operate throughout Brazil in providing GPS/GPRS based products and services.

■
Argentina: We commenced operations in Argentina in 2002. We currently provide to our current customers (not for new installations) RF based products and services only in the metropolitan area of Buenos Aires and during 2026 will transfer the services to GPS/GPRS. However, we also operate throughout Argentina in providing GPS/GPRS based products and services.

■	United States: We commenced operations in the United States in 2000. We provide GPS/GPRS products and services throughout the United States.

■	Mexico: We acquired the operations in Mexico in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services.

■	Ecuador: We acquired the operations in Ecuador in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services.

■	Colombia: We acquired the operations in Colombia in September 2018 as part of the RTH Transaction. We currently provide GPS/GPRS based products and services.

■	Chile: We commenced operation in Chile in 2024. We currently provide GPS/GPRS based products and services.

Customers, Marketing and Sales

We market and sell our products and services to a broad range of customers that vary in size, geographic location and industry. No single customer or group of related customers comprised more than 10% of our total annual revenues in the last three years.

Our selling and marketing objective is to achieve broad market penetration through targeted marketing and sales activities. As of December 31, 2025, our selling and marketing team consisted of [73] employees.

(A) Telematics services

Stolen vehicle recovery

Our customers in the SVR market include insurance companies, car manufactures, retail and commercial companies. As of December 31, 2025, a majority of our subscribers use SVR services.

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

Fleet management

Vehicle fleet management systems are primarily marketed through vehicle fleets’ departments, which form a part of our regional marketing departments. We conduct in-depth research to identify companies that will gain efficiency and cost savings through the implementation of our products and services and conduct targeted marketing campaigns to these companies. In addition, we participate in professional conventions and advertise in professional publications and journals designed for our target customers. Our customers in the fleet management market include small-, mid- and large-size enterprises and individuals. As of December 31, 2025, we provided our services to approximately 461,000 end users through corporate customers and individuals in countries where we operate.

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

■
Colombia. Colombia is a highly fragmented market. Main companies operate under the satellite/cellular infrastructure. Our main competitors are LoJack Corporation (under Detekor Brand), Hunter, SATRACK (Local Company).

■
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

■	Ecuador. Ecuador is highly fragmented market. Main companies operate under the satellite/cellular infrastructure. Our main competitors are Hunter (Lojack Corporation),Tracklink and Carsync.

■
Chile. Chile is highly fragmented market.  Main companies operate under the satellite/cellular infrastructure. Our main competitors are companies like LoJack/Strix, Tracker Chile, Entel Ocean, Geotab, and Autocab.

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

Fleet Management

The vehicle fleet management market is highly fragmented with many corporations offering location products and services. Our major competitors are:

•	Israel: Pointer Telocation, ISR, Traffilog, INET, and Skylock;

•	United States: GPS Insight, Trimble, Network Fleet, Street Eagle, FleetMatics, Navtrack, Teletrac, Trim Track, FleetBoss, PassTime, Verizon, AT&T, Geotab, Fleet-Complete,Sprint, Zubie, and Spireon;

•	Brazil: Sascar, Zatix, CEABS, 3S and GolSat;

•	Argentina: LoJack Corporation, Megatrans SA., Sitrac S.A., American Tracer, Ubicar S.A.,Sky Cop. and YPF S.A;

•	Mexico: LoJack Corporation, Encotrack, Easytrack, Geotab and Tracker;

•	Ecuador: Hunter (LoJack Corporation), Tracklink, Carsync and Sherlock;

•	Colombia: Satrack, Detector and Hunter.

•	Chile: LoJack/Strix, Tracker Chile, Entel Ocean, Geotab and Autocab.

(B) Telematics products

Our telematics system for automatic vehicle location was based on terrestrial network triangulation technology and GPS/GPRS and commencing from January 1st, 2026 it will gradually be consisted on GPS/GPRS solely. We  primarily competes with companies that use one of three main technologies: GPS/GPRS (in combination with telematics), network-based cellular communication and radio frequency-based homing.

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

“Ituran” and “Mr. Big” and the related logos are our trademarks, the former has been registered in Israel, Hong Kong and as a European Union and the latter has been registered in Israel. “Mapa” trademark and its related logos were sold as part of the sale of Mapa to an unrelated party to us.

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

 Regulatory Environment

In order to provide our SVR services in the locations where we currently operate, we need to obtain four primary types of licenses and permits:  (i) product specific licenses (commonly known as type approvals), which enable us to use the equipment necessary for our services, and (ii) a general commerce license, which allows us to offer our services to the public.

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

Whereas we intend to fully use the GPR/GPRS technology and not the RF technology from 2026 onwards we will not need for our services   erection of transmission antennas (our base sites). Therefore, we will not any permits for such base stations anymore.

ANATEL permits are required only for sites where we have transmission equipment, and we have obtained all the permits required with this agency. Special IBAMA permits need to be obtained only for ground sites which are located in certain preservation areas. We have few sites of this kind, most of them are collocated sites where we pay for the right of use and permits are undertaken by the landowner. Fire Department permits are required only for equipment rooms, and we have not applied for any as of this date. COMAR permits are needed only for a very few of our sites, most of which are collocated.

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

Other Investments

As part of our ongoing business, we are engaged and encountered by many potential investments which may have correlation to our core business. The following are the main investments we have consummated during lastdecade

Bringg - On December 2013 the Company invested $1.4 million in Bringg delivery technologies Ltd. (formerly Overvyoo Ltd.), an Israeli start-up company developing solutions for the management of mobile/field workforce. In January and July 2015, we invested additional amounts of $1.1 million and $2 million, respectively. During the years 2015 - 2020, additional investors, which are not related to us, invested in Bringg a total amount of approximately $80 million, which reduced our capital share in Bringg. During 2021, Bringg, raised an additional $100 million, which sets Bringg’s valuation at $1 billion. Following such investment, we now hold 16.3% of Bringg’s share capital.   One should not draw from the above the value of our shareholding in Bringg.

C.	ORGANIZATIONAL STRUCTURE

In July 1995, Moked Ituran Ltd. purchased our company and the assets used in connection with our operations from Tadiran and Tadiran Public Offerings Ltd. In September 2018, we acquired a majority of the shares of Road Track Holding S.L.,(today Ituran Spain Holding S.L.) a telematics company operating primarily in the Latin American region.

List of Significant subsidiaries:

Name of Subsidiary	Country of Incorporation	Proportion of Ownership Interest

Ituran USA Holdings Inc	USA	100%
Ituran USA Inc	USA	85.80%
Ituran de Argentina S.A	Argentina	100%
Ituran Sistemas de Monitoramento Ltda	Brazil	98.75%
Ituran MOB Services LTDA	Brazil	51%
Ituran servicos Ltda	Brazil	98.75%
E.R.M. Electronic Systems Limited	Israel	49.5%[1]
Ituran Spain Holding S.L	Spain	100%
Ituran Road Track Monitaramento de Veiculos LTDA	Brazil	100%
Road Track De Colombia S.A.S	Colombia	100%
Road Track Ecuador, S.A.	Ecuador	100%
Ituran Chile S.A	Chile	100%
Road Track Mexico S.A. De C.V	Mexico	100%
Road Track HK Telematics Limited	Hong Kong	100%
E.D.T.E – Drive Technology Ltd	Israel	100%
Ituran Tech Ltd	Israel	100%

D.	PROPERTY, PLANTS AND EQUIPMENT

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

In 2025 we leased an aggregate of approximately 66,000 square feet of office space in Azour, Israel. In 2025, the annual lease payments for these facilities were approximately $1,461,000. The lease ends by April 2029. These premises include our executive offices and the administrative and operational centers for our operations as well as our customer service, value-added services and technical support centers and warehouse for the Israeli market. We also lease 1,000 square feet for a warehouse in Tirat Ha’Carmel for $ 20,000 annually.

1 The proportion of voting power is 51%

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

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.We do not believe that we have a legal retirement obligation associated with the operating leases for our base sites pursuant to the relevant accounting standards, since we do not own any real property. However, we are obligated pursuant to certain of the operating leases for our base sites, mainly for base sites in Israel, Brazil and Argentina, to restore facilities or remove equipment at the end of the lease term. Since the restoration is limited to any construction or property installed on the property, which in our case is only the installed antennas, we do not believe that these obligations, individually or in the aggregate, will result in us incurring a material expense.

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The information contained in this section should be read in conjunction with our financial statements for the year ended December 31, 2025, and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. As a result of many factors, such as those set forth under “ITEM 3.D. Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements,” our actual results may differ materially from those anticipated in these forward-looking statements.

Outlook

We sell our services and products directly and through our subsidiaries and distributors to several countries mainly Israel and Brazil.  In 2025, we experienced increased revenue and growth in most of the markets in which we provide our telematics services. These markets in which we operate, are generally characterized by high vehicle theft rates, and therefore insurance companies and car manufactures are seeking solutions to reduce their losses resulting from car theft and at the same time increasing their sales by adding additional value to the customer. Therefore, we believe the markets in which we operate, especially in Israel and will continue to provide growth and demand for our telematics products and services.

Geographical breakdown

Telematics services’ subscriber base

 The following table sets forth the geographic breakdown of subscribers to our telematics services as of the dates indicated: (1)

	December 31,
	2025	2024	2023
Israel	1,039,000	930,000	814,000
Brazil	814,000	725,000	672,000
Others	777,000	754,000	766,000
Total(1)	2,630,000	2,409,000	2,252,000

 (1)    All numbers provided are rounded, and therefore totals may be slightly different than the results obtained by adding the numbers provided

Revenues

The following table sets forth the geographic breakdown of our revenues for each of our business segments for the relevant periods indicated. (1)

(1)	We attribute revenues to countries based on the location of the customer.

	Year ended December 31,
	2025		2024		2023
	Telematics services	Telematics products	Telematics services	Telematics products	Telematics services	Telematics products
Israel	134.0	62.6	114.1	61.1	104.4	49.9
Brazil	80.5	1.7	81.8	1.6	83.8	2.0
Others	50.1	30.1	46.6	31.1	46.4	33.5

Total	264.6	94.4	242.5	93.8	234.6	85.4

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

Financing expenses (income), net

Financing income (expenses), net include, inter alia ,short-term and long-term interest expenses, financial commissions, income (expenses) in respect of changes in obligation to purchase non-controlling interests ,and gains (losses) from currency fluctuations from the translation of monetary balance sheet items denominated in currencies other than the functional currency of each entity in the group, gains (losses) in respect of marketable securities and other investments, and expenses related to tax positions.

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

6.
Deferred revenues include unearned amounts received from customers (mostly for future subscription services and extended warranty) but not yet recognized as revenues.  Such deferred revenues are recognized as described in paragraph 2 above or paragraph "extended warranty" below, as applicable.

For the years ended December 31, 2025 and 2024 the Company recognized revenue of approximately US$ 22.8 million and US$ 27.1 million, respectively, that was included in the deferred revenue balance at the beginning of each reporting period.

As of December 31, 2025, the aggregate amount of the amounts allocated to remaining unsatisfied performance obligations (deferred revenue) that the Company expects to recognize as revenue in future periods is $42.1 million of which, $27.2 million (64.6%) is expected to be recognized  over the next 12 months (and presented as short-term balance), and the remainder amount of $14.9 million (35.4%) is expected to be recognized  through 2027.

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

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for in accordance with the "purchase method" and is allocated to reporting units at acquisition.  Goodwill is not amortized but rather tested for impairment at least annually and whenever events or changes in circumstances indicates that amount of goodwill may not be recoverable in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other". The annual goodwill assessment is performed as of December 31, each year.

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

When the Company decides or is required to perform the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. Management determines the fair value of its reporting units using the income approach. Within the income approach, the method that is generally used to measure the fair value of a reporting unit is the discounted cash flow method. Management starts with a forecast of the expected net cash flows associated with the reporting unit, which includes the application of a terminal growth rate, and applies a discount rate to arrive at a net present value amount. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. In the performance of the quantitative analysis the Company applies assumptions that market participants would consider in determining the fair value of each reporting unit.

As of December 31, 2025, 2024 and 2023, the Company had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which with an allocated amount of approximately US$ 1.9 million of goodwill, the Company performed a qualitative assessment as of December 31, 2025 and 2024, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 32.3 million of goodwill (as of December 31, 2025), the Company performed the annual impairment test, as of December 31, 2025 using a quantitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was performed using the income approach. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified within Level 3 within the fair value hierarchy.

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which with an allocated amount of approximately US$ 2.2 million of goodwill, the Company performed a qualitative assessment as of December 31, 2025 and 2024, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

 For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 3.5 million of goodwill (as of December 31, 2025), the Company performed the annual impairment test, as of December 31, 2025, using a quantitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was performed using the income approach. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified within Level 3 within the fair value hierarchy.

Results of Operations

The following table sets forth for the periods indicated selected items from our consolidated statements of income as a percentage of our total revenues.

	Year ended December 31,
Consolidated statements of operations data:	2025	2024	2023
Revenues
Telematics services	73.7	72.1	73.3
Telematics product	26.3	27.9	26.7
Total Revenues	100	100	100
Cost of revenues
Telematics services	30.2	29.8	30.8
Telematics products	20.1	22.4	21.3
Total cost of revenues	50.3	52.2	52.1
Gross profit	49.7	47.8	47.9
Operating Expenses
Research and development expenses	5.8	5.4	5.3
Selling and marketing Expenses	5.1	4.5	4.3
General and administrative expenses, net	17.3	16.7	17.7
Other income, net	-	-	--
Total operating expenses	28.2	26.6	27.3
Operating Income	21.5	21.2	20.6
Other income, net	(0.1)	-	-
Financing income (expenses), net	(0.5)	-	(0.5)
Income before income tax	20.9	21.2	20.1
Income tax	(4.2)	(4.3)	(4.2)
Share in losses of affiliated companies, net	-	(0.1)	(0.2)
Net income for the year	16.7	16.8	15.7
Less: net income attributable to non-controlling interests	(0.6)	(0.8)	(0.7)
Net income attributable to company stockholders	16.1	16.0	15.0

Analysis of our Operation Results for the Year ended December 31, 2025 as compared to the Year ended December 31, 2024

Revenues

Total revenues increased from $336.3 million in 2024 to $359.0 million in 2025 or 7%. This increase consisted of an increase of $22.1 million from subscription fees from our telematics services and an increase of $0.7 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $22.1 million from $242.5 million in 2024 to $ 264.6 million in 2025. The increase was mainly due to an increase in our average annual number of subscribers from 2,330,000 in 2024 to 2,520,000 in 2025.

Telematics products segment

Revenues in our telematics products segment increased from $93.8 million in 2024, to $94.5 million in 2025 or 1%. This increase of $0.7 million was primarily due to an increase in the quantity of units' sales.

Cost of revenues

Total cost of revenues increased from $175.6 million in 2024, to $180.4 million in 2025 or 3%. This increase consisted of an increase of $8.3 million in the telematics services segment and a decrease of $3.4 million in the telematics product segment. As a percentage of total revenues, cost of revenue decreased from 52.2 % in 2024 to 50.3% in 2025.

Telematics services segment

Cost of revenues for our telematics services segment increased from $100.2 million in 2024, to $108.4 million in 2025 or 8%. This increase was primarily due to an increase in salary expenses of approximately $8.1 million. As a percentage of total revenues for this segment, cost of revenues decreased from 41.3% in 2024 to 41.0 % in 2025.

Telematics products segment

Cost of revenues for our telematics products segment decreased from $75.4 million in 2024, to $72.0 million in 2025 or 4.6%. This decrease was mainly due to the change in the mixture of products sales. As a percentage of total revenues for this segment, cost of revenues decreased from 80.5% in 2024, to 76.2% in 2025.

Operating expenses

Research and development.

Our research and development expenses increased from $18.1 million in 2024 to $20.8 million in 2025. As a percentage of total revenues, research and development expenses increased from 5.4 % in 2024 to 5.8% in 2025.

Selling and marketing

Our selling and marketing expenses increased from $15.3 million in 2024 to $18.4 million in 2025. As a percentage of total revenues, selling and marketing expenses increased from 4.5% in 2024 to 5.1% in 2025.

General and administrative

General and administrative expenses increased from $56.2 million in 2024, to $62.5 million in 2025. The increase was mainly due to an increase in salary expenses of approximately $5.0 million and an increase in professional expenses in amount of $0.9 million. As a percentage of total revenues, general and administrative expenses increased from 16.7% in 2024 to 17.4% in 2025.

Operating income

Total operating income increased from $71.2 million in 2024, to $77.0 million in 2025 or 8.2%. This increase of approximately $5.8 million reflects an increase of $3.3 million in the operating income in the telematics service segment and a decrease of $2.5 million in the operating income in the telematics products segment.

Telematics services segment

Operating income in our telematics services segment increased from $69.2 million in 2024 to $72.5 million in 2024, or 4.8%. This increase was mainly attributed to the increase of our average base of subscribers from 2,330,000 subscribers in 2024 to 2,520,000 subscribers in 2025.

As a percentage of income in our telematics services segment revenues, operating income in our telematics services segment decreased from 28.5% in 2024 to 27.4% in 2025.

Telematics products segment

Operating income in our telematics products segment increased from $2.0 million in 2024 to $4.5 million in 2025. This increase in was mainly attributed to the increase in other product costs and sales mixture.

As a percentage of income in our telematics products segment revenues, operating income in our telematics products segment increased from 2.1 % in 2024 to 4.8% in 2025.

Financing income (expenses), net

Financing expenses net, was $1.9 million in 2025 compared with $0.1 million income in 2024.

The decrease in the financing income was mainly due to an increase in losses in respect of exchange rate effect in an amount of $3.7 million and on the other hand, an increase of income in respect of deposit in an amount of $1.1 million

Income Tax

Income Tax expenses increased from $14.6 million in 2024, to $14.9 million in 2025 or 2.2%. As a percentage of income before tax, income tax expenses decreased from 20.5% in 2024 to 19.9% in 2025 mainly due to the countries profit mixture.

Analysis of our Operation Results for the Year ended December 31, 2024 as compared to the Year ended December 31, 2023

Revenues

Total revenues increased from $320.0 million in 2023 to $336.3 million in 2024 or 5.1%. This increase consisted of an increase of $8.0 million from subscription fees from our telematics services and an increase of $8.3 million from sales of our telematics products.

Telematics services segment

Revenues in our telematics services segment increased by $8.0 million from $ 234.5 million in 2023 to $242.5 million in 2024, or 3.4%.  The increase was mainly due to an increase in our average annual number of subscribers from 2,186,000 in 2023 to 2,330,000 in 2024.

Telematics products segment

Revenues in our telematics products segment increased from $85.4 million in 2023, to $93.8 million in 2024 or 9.7%. This increase of $8.3 million was primarily due to an increase in the quantity of units' sales.

Cost of revenues

Total cost of revenues increased from $166.8 million in 2023, to $175.6 million in 2024 or 5.3%. This increase consisted of an increase of $ 1.5 million in the telematics services segment and an increase of $7.3 million in the telematics product segment. As a percentage of total revenues, cost of revenues increased slightly from 52.1% in 2023 to 52.2% in 2024.

Telematics services segment

Cost of revenues for our telematics services segment increased from $98.7 million in 2023, to $100.2 million in 2023 or 1.5%. This increase was primarily due to an increase in salary expenses of approximately $2.0 million, a decrease in depreciation and amortization expenses of approximately $1.5 million and an increase in installation and communication costs expenses of approximately $0.5 million. As a percentage of total revenues for this segment, cost of revenues decreased from 42.1% in 2023 to 41.3% in 2024.

Telematics products segment

Cost of revenues for our telematics products segment increased from $68.1 million in 2023, to $75.4 million in 2024 or 10.8%. This increase was mainly due to the increase in our products’ sales and the change in the mixture of products sales. As a percentage of total revenues for this segment, cost of revenues increased from 79.7% in 2023, to 80.5% in 2024.

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

General and administrative

General and administrative expenses decreased from $56.6 million in 2023, to $56.2 million in 2024 or 1%. The decrease was mainly due to a decrease in salary expenses of approximately $0.6 million As a percentage of total revenues, general and administrative expenses decreased from 17.7% in 2023 to 16.7 % in 2024.

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

As a percentage of income in our telematics services segment revenues, operating income in our telematics services segment increased from 27.7% in 2024 to 28.5% in 2024.

Telematics products segment

Operating income in our telematics products segment increased from $0.9 million in 2023 to $2.0 million in 2024. This increase in operating income was mainly attributed to the increase in product sold and sales mixture.

As a percentage of income in our telematics products segment revenues, operating income in our telematics products segment increased from 1.1% in 2023 to 2.1% in 2024.

Financing income (expenses), net

Financing income, net, was $0.1 million in 2024 compared with an expenses of $1.6 million in 2023.

The decrease in the financing expenses was mainly due to a decrease in exchange rate differences in an amount of $1.7 million.

Income Tax

Income Tax expenses increased from $13.4 million in 2023, to $14.6 million in 2024 or 9.2%. As a percentage of income before tax, income tax expenses slightly decreased from 20.7% in 2023 to 20.5% in 2024 mainly due to the countries profit mixture.

Impact of Currency Fluctuations on Results of Operations, Liabilities and Assets

Although we report our consolidated financial statements in dollars, in 2023, 2024 and 2025, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years, 2023 ,2024 and 2025 we derived approximately 25.3%, 23.1% and 22.4% of our revenues in dollars and other currencies, 48.2%, 52.1% and 54.6% in NIS 26.5%, 24.8% and 22.9% in Brazilian Reals. In fiscal years, 2023, 2024 and 2025, 27.0%, 25.1% and 23.5% of our expenses were incurred in dollars and other currencies, 51.2%, 55% and 56.5% in NIS and 21.8%, 19.9% and 20.0% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income under stockholders’ equity. In the year 2025, accumulated other comprehensive income increased by $ 18.3 million. In the year 2024, accumulated other comprehensive income decreased by $12.4 million. In the year 2023, accumulated other comprehensive income increased by $0.8 million.

The fluctuation of the other currencies in which we incur our expenses or generate revenues against the dollar has had the effect of increasing or decreasing (as applicable) reported revenues, cost of revenues and operating expenses in such foreign currencies when converted into dollars from period to period. The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and operating income for the periods indicated (each for December 31):

	Year ended December 31,
	2023		2024		2025
	Actual	At 2022 exchange rates (1)	Actual	At 2023 exchange rates (1)	Actual	At 2024 exchange rates
Revenues	319,978	329,420	336,257	344,146	359,023	350,084
Gross profit	153,161	158,291	160,620	163,895	178,577	173,866
Operating income	65,955	67,422	71,169	73,518	77,028	75,567

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

We fund our operations primarily from cash and cash equivalents generated from operations. As of December 31, 2023, 2024 and 2025 we had  $53.4 million, $ 77.4 million and $107.6million in cash and marketable securities and $86.1 million, $106.8 million and $133.5 million in working capital, respectively. We hold most of our cash and cash equivalents in US dollars or the local currency of their location.

As of December 31, 2025 we had no a short term loans. As of December 31, 2024 we had a short term loans at the amount of $ 0.1 million. As of December 31, 2023 we had a long term loan at the amount of $0.2 million and a short term loans at the amount of $0.4 million. As of December 31, 2023, 2024 and 2025, we also had $2.1 million, $1.1million and $4.1 million, respectively, available to us under existing lines of credit. As of December 31, 2023 we utilized $0.6 million of our credit line As of December 31,2024 we utilized $ 0.1 million of our credit line. As   of December 31, 2025 we did not utilize any of our credit line.

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

As of December 31, 2023 , 2024 and 2025 we had long-term liabilities of $ 24.6 million, $27.6 million and $35.1 million, respectively, for employee rights upon retirement for certain of our employees that become payable upon their retirement. Our Israeli employees are entitled to one month’s salary, equal to the applicable monthly salary at the time of such employee’s retirement, for each year of employment, or a portion thereof, upon retirement. This liability is partially funded by deposit balances maintained for these employee benefits in the amount of $18.5 million, $21.8 million and $28.5 million, as of December 31, 2023, 2024 and 2025, respectively. The deposited funds include profits accumulated up to the balance sheet date and may be withdrawn upon the fulfilment of the obligation pursuant to Israeli severance pay laws or labor agreements.

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

Dividends

In February 2024 the board of directors approved the increase of quarterly dividend to $8 million. This latter amount of quarterly dividends was declared on February 29, May 28 and November 21, 2024. In February 2025 the board of directors approved the increase of quarterly dividend to $10 million commencing from payment declared on April 3, 2025. On March 5, 2026, the Board of Directors approved a one-time dividend distribution of $30 Million dollars.

As part of implementation of our Board of Directors decision of $25 million share repurchase program, Share repurchases were funded by our wholly owned subsidiary with available cash. Repurchases of the Company’s ordinary shares were based on Rule 10b-18 terms. During the years 2019 and 2021 we purchased 227,828 and 228,725 of our shares for approximately $6 million each year. During the year 2021, we also directly purchased additional 50,995 shares for approximately $1.3 million not through publicly announced plans. During 2022 we purchased additional 357,362 shares for approximately $5 million. During 2023 we purchased additional 282,644 shares for approximately $ 6.6 million. During year 2025 we purchased our shares as detailed in item 16E.

As of the date of this report, the updated quantity of treasury shares are 3,666,789 (including the aforementioned 655,909 shares which are entitled to dividend distributed). The following table sets forth the components of our historical cash flows for the periods indicated:

	Year ended December 31,
	2025	2024	2023
Net cash provided by operating activities	88,578	74,267	77,218
Net cash used in investing activities	(24,180)	(15,940)	(17,229)
Net cash used in financing activities	(42,707)	(31,769)	(32,934)
Effect of exchange rate changes on cash and cash equivalents	8,503	(2,635)	(1,471)
Net increase/decrease in cash and cash equivalents	30,194	23,923	25,584

Years ended December 31 ,2025, December 31, 2024 and December 31, 2023

Net cash provided by operating activities.

Our operating activities provided cash of $77.2 million in 2023, $74.3 million in 2024 and $88.6 million in 2025.

Cash from operating activities in 2025 increased in an amount of approximately $14.3 million, this increase was mainly due to the decrease in other current assets and decrease in inventory.

Net cash used in investing activities.

Net cash used in investing activities in 2025 in an amount of approximately $24.2 million, included capital expenditure in the amount of $21.8 million.

Net cash used in investing activities in 2024 in an amount of approximately $15.0 million, included capital expenditure in the amount of $13.6 million

Net cash used in investing activities in 2023 in an amount of approximately $17.2 million, included capital expenditure in the amount of $14.2 million.

Net cash used in financing activities.

Net cash used in financing activities in 2025 in an amount of approximately $42.7 million consisted primarily of cash dividend payment in an amount of approximately $39.5 million and acquisition of company shares in an amount of $3.1 million.

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

Expenditures for research and development activities undertaken by us were approximately $20.8 million in 2025, $18.1 million in 2024 and $17.0 million in 2023.

D.	TREND INFORMATION

The COVID-19 pandemic had no impact on our business during year 2025. Nevertheless, in case this pandemic or similar in effect will erupt this may have an adverse effect on our business.

Please see Item 4.A. – History and Development of the Company and Item 4.B. – Business Overview above for trend information.

E.	CRITICAL ACCOUNTING ESTIMATES

Elaborated discussion on critical accounting policies and estimates please see above pages 23-25.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Izzy Sheratzky	79	President and director
Yehuda Kahane	81	Director
Ze’ev Koren	81	Chairman of the Board of Directors and an independent director
Efraim Sheratzky	73	Director
Eyal Sheratzky	57	Co-Chief Executive Officer and Director
Nir Sheratzky	54	Co-Chief Executive Officer and Director
Gil Sheratzky	48	CEO of our Subsidiary, International Activity and Business Development Officer and a Director
Yoav Kahane (1)(2)	52	Director and an independent Director
Yigal Shani	81	Director
Israel Baron (1)(2)(3) +	72	External Director
Riki Segev (1)(2)	57	External Director
Tal Sheratzky- Jaffa	48	Director and an independent director
Ami Saranga	62	Deputy Chief Executive Officer Israel operation
Eli Kamer	59	Executive Vice President, Finance; Chief Financial Officer
Guy Aharonov	60	Co-General Counsel
Udi Mizrahi	54	Deputy Chief Executive Officer International Operation and VP of Finance
Matan Omer	36	Co-General Counsel & Data Privacy Officer

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

Efraim Sheratzky was appointed to the board on February 9, 2015, to replace Mr. Amos Kurz, as a Class A Director. Efraim Sheratzky studied insurance in the Israeli Insurance College. Efraim Sheratzky owns together with Yigal Shani, Tzivtit Insurance Agency (1998) Ltd. Efraim Sheratzky served as our director from 1999 and until 2005. Efraim Sheratzky is the brother of Izzy Sheratzky and the uncle of Eyal, Nir and Gil Sheratzky and father of Ms. Tal Sheratzky-Jaffa. Mr. Efraim Sheratzky was elected, on December 16, 2025, in annual general shareholders meeting, to serve as a director in Class A for additional period until third succeeding Annual General meeting, thereafter.

Eyal Sheratzky has served as a director of our company since its acquisition from Tadiran in 1995 and currently serves as a Co-Chief Executive Officer since 2003. Prior to 2003, he served as Vice President of Business Development during the years 1999 through 2002. Mr. Sheratzky also serves as a director of Moked Ituran and certain of our other subsidiaries, including Ituran Network. From 1994 to 1999, he served as the Chief Executive Officer of Moked Services, Information and Investments and as legal advisor to several of our affiliated companies. Mr. Sheratzky holds LLB and LLM degrees from Tel Aviv University School of Law and an Executive MBA degree from the Kellogg School of Management at Northwestern University, USA. Mr. Sheratzky is the son of Izzy Sheratzky and the brother of Nir and Gil Sheratzky and nephew of Effraim Sheratzky. Mr. Eyal Sheratzky was elected, on December 16, 2025, in annual general shareholders meeting, to serve as a director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Gil Sheratzky serves as a director of our company and since 2013 as our International Activity and Business Development Officer. Mr. Sheratzky has been serving since January 23, 2007 as the Chief Executive Officer of our subsidiary, E-Com Global Electronic Commerce Ltd. From 2003 and until 2013 Mr. Sheratzky served as our marketing communication officer. During the years 2000 - 2001 Gil worked in our control center, and during the years 2001 - 2002 he worked in an advertising agency. Mr. Sheratzky holds a BA in Business Administration from the Herzliya Interdisciplinary Center, and an MBA degree from the Booth School of Business at Chicago University, USA. Gil serves also as director in Bringg and chairman of Mapa GIS (a subsidiary of Ituran). Gil Sheratzky is the son of Izzy Sheratzky and the brother of Eyal Sheratzky and Nir Sheratzky and nephew of Effraim Sheratzky

Yoav Kahane (Director and an Independent Director, and also a member of audit committee and a member of compensation committee) has served as director of our company since 1998. Mr. Kahane is serving as the Chief Executive Officer of Vizo Specs Ltd,a startup company he co-founded that develop a non-invasive technology for immediate enhancement of attention and the treatment of ADHD. During 2020 he served as CBO of PrintCB, developer and manufacturer of advanced copper materials for car electrification. a. During 2006-2014, Mr. Kahane has worked for Enzymotec in various managerial positions including Director of Business Development, VP Sales & Marketing, Infant Nutrition Business Unit Manager, Chief Executive Officer and Chairman of Advanced Lipids AB, a joint venture of AAK AB and Enzymotec, specializing in nutritional ingredients to the infant nutrition industry. During the years 2004-2005, Mr. Kahane served as Vice President of Sales and Marketing in Elbit Vision Systems Ltd. During the years 2001 and 2002, he served as Manager of Business Development in Denver Holdings and Investments Ltd. In 2000, Mr. Kahane established Ituran Florida Corp. and served as its Chief Executive Officer until 2001. Mr. Kahane holds a BA degree in Life Sciences from Tel-Aviv University, a BA degree in Insurance and an MBA degree from the University of Haifa. Yoav Kahane is the son of Professor Yehuda Kahane. Mr. Kahane. Mr. Kahane was elected, on December 16, 2025, in annual general shareholders meeting, to serve as an Independent Director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Riki Segev is an external director of our company. She was nominated on December 16, 2025. Mrs. Riki Segev served from 1995-2019 as chief officer of client’s service at our company. Since 2020 she acts as independent consultant to various clients on clients’ service and internal management. Ms. Segev has B.A. from the Hebrew University in Jerusalem (Sociology, geography and anthropology) and M.A. from the College of Management Academic Studies, Rishon LeZion, Israel.

Ms. Tal Sheratzki-Jaffa is the founder and CEO of VC Academy - an accelerator for female investors in venture capital funds.  In addition, Ms. Sheratzki-Jaffa teaches economics and business management in high-school and acts as a member of the school management. Prior to her current roles, Ms. Sheratzki-Jaffa held various positions in Jerusalem Venture Partners Fund, including as the manager of JVP's Investor Relations department and as a Vice President of Business Development at Margalit Startup City, a related company creating centres of excellence for tech communities worldwide. Prior to joining JVP, Ms. Sheratzky-Jaffa acted as a Strategy and Development Manager at Reality Investment Funds, Israeli value-add real estate fund. Previously, Ms. Sheratzki-Jaffa was a Partner at the High-Tech and Venture Capital department at Amit, Pollak, Matalon and Co., an Israeli law firm and prior to that as an associate at the New York offices of the US law firm Akin Gump Strauss Hauer & Feld. Ms. Sheratzki-Jaffa holds an LL.M degree from Columbia University (New York), LL.B from Haifa University and B.A (economics) from Haifa University and is a member of the Israeli Bar Association and the New York State Bar. Ms. Sheratzki-Jaffa is the nephew of Izzy Sheratzki and the cousin of Eyal, Nir and Gil Sheratzki and the daughter of Efraim Sheratzki. Ms. Sheratzki – Jaffa was elected, on December 16, 2025, in annual general shareholders meeting, to serve as director in Class A for additional period until third succeeding Annual General meeting, thereafter.

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

Matan Omer has served as our in-house General Legal Counsel since 2021, as our Data Protection Officer and as a Compliance Officer in the field of anti-trust and competition. Prior to joining our company, he has worked as an in-house legal counsel in Electra and as a legal associate in Katzenell Dimant Law Offices. Adv. Omer holds L.L.B degree from the College of Management, he is a Certified Chief Information Security Officer and Data Protection Officer from Bar-Ilan University and a Certified Mediator.

Our articles of association provide for staggered three-year terms for all our directors (except our external directors, who are elected in accordance with the provisions of the Israeli Companies Law). The directors on our board (excluding the external directors) are divided into three classes, and each class of directors serves for a term of three years, as follows: Izzy Sheratzky, Gil Sheratzky and Zeev Koren (class C), Nir Sheratzky, Yigal Shani and Yehuda  Kahane (class B), and Eyal Sheratzky, Efraim Sheratzky, Tal Sheratzky-Jaffa and Yoav Kahane (class A). This classification of the board of directors may delay or prevent a change of control of our company.

Diversity of the Board of Directors

The table below provides certain information regarding the composition of our Board. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix (As of
April 19, 2026)

Country of Principal Executive Offices		Israel
Foreign Private Issuer		Yes
Disclosure Prohibited under Home Country Law		No
Total Number of Directors		12
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	10
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction		0
LGBTQ+		0
Did Not Disclose Demographic Background		0

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

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2025 was approximately $240,000. Directors are reimbursed for expenses incurred in connection with their attendance of board or committee meetings. The compensation payable to external directors is determined in accordance with regulations promulgated under the Israeli Companies Law. See Item 6.C - Board Practices under the caption “External directors” below. Our audit committee and board of directors approved compensation for Mr. Ze’ev Koren, for serving as the Chairman of our board of directors, and for Mr. Yoav Kahane, for serving as a member of our board committees, such that they shall be compensated in the same manner as our external directors are compensated, annually and per meeting, in accordance with the Companies Regulations (Rules for the Compensation and Expenses of an External Director), 2000-5760. In 2025, we paid the sum of NIS 341,000 (approximately $99,000) to our external directors, NIS 206,000 (approximately $60,000) to Mr. Ze’ev Koren, NIS 161,000 (approximately $47,000) to Mr. Yoav Kahane, NIS 118,000 (approximately $34,000) to Ms. Tal Sheratzky-Jaffa. We do not have any agreements with directors providing for benefits upon termination of their respective services as such.

The aggregate costs to the Company of the compensation to our Co-Chief Executive Officers in 2025 were $4,826,000.  The aggregate compensation paid to all of our officers as a group during 2025 was approximately $15,691,000. In 2025 we paid an aggregate amount of $75,000 to one director who provided us with services. The above compensation amounts include amounts attributable to automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors.

The following table sets forth the breakdown of the compensation of our five highest paid officers in 2025:

	Management fees	Wage	Social components	Car value	Bonus (results based)	Bonus (Share yield based)	Total
	Compensation components (in thousand US Dollars)
Izzy Sheratzky (President)	899	-	-	-	1,326	866	3,091
Eyal Sheratzky (Co-Chief Executive Officer	699	-	-	-	1,040	674	2,413
Nir Sheratzky (Co-Chief Executive Officer)	699	-	-	-	1,040	674	2,413
Gil Sheratzky (CEO of our Subsidiary. International Activity and Business Development Officer)	499	-	-	-	653	295	1,447
Shachar Sheratzky (Vice president, head of our business division)	-	237	53	43	452	-	785

Total of our 5 highest paid officers $	2,796	237	53	43	4,511	2,509	10,149

During 2025, we set aside $ 765,000 for the benefit of our officers for pension, retirement or similar benefits. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

All numbers in this section are rounded to the nearest thousand.

During 2025, Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky provided their services as President, Co-Chief Executive Officers and CEO of our Subsidiary & International Activity and Business Development Officer respectively, as independent contractors pursuant to services agreements, which were adopted by our shareholders meeting in January 2014, which terms correspond to our compensation policy as described below.

 For further details concerning such terms of service, please see Item 7.B – Related Parties Transactions under the caption “Transactions with our directors and principal officers.”

In 2006, our compensation committee has devised a bonus scheme pursuant to which some of our officers and employees received shares of our profit before tax on a consolidated basis, based on their seniority, level of global and domestic involvement, contribution to our operations and other criteria set by the compensation committee. In 2010, our compensation committee resolved that additional managers shall be entitled to receive bonuses under this bonus scheme and that some of the grantees should continue to receive a bonus based on our consolidated results and some should receive a bonus based only on our solo financial statements. During 2025, we paid a total of $ 1,657,000 to our officers and employees pursuant to the above bonus schemes.

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

Our general shareholders meeting approved our compensation policy for office holders on October 31, 2013, and on November 7, 2016, and recently on December 12, 2025 approved a renewal of the compensation policy with another amendment raising the the maximum annual cost of base pay and benefits for business unit managers approved on March 31, 2026. The policy applies to office holders of the Company (see definition above), who serve as the Company’s President, Chief Executive Officer(s) and other executives who are deemed office holders of the Company, as well as office holders of the Company’s Israeli wholly owned subsidiaries, provided they report to the chief executive officer. The policy also applies to directors of the Company.

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

Board of Directors

Pursuant to our articles of association as presently in effect, our board of directors generally consists of twelve directors, including at least three independent directors in accordance with the listing rules of Nasdaq concerning the composition of audit committees, of whom two directors are external directors as required by Israeli law. Our independent directors, as such term is defined under the Nasdaq listing rules, are Mr. Baron, Mrs. Riki Segev , Mr. Koren, Mr. Yoav Kahane and Ms. Tal Sheratzky - Jaffa, Pursuant to our articles of association, other than the external directors, for whom special election requirements apply (see “External directors” below), our directors are elected, by majority of our shareholders and may be removed by special majority. However, see Item 6.A – Directors and Senior Management for a description of our staggered board and the shareholders agreement and articles of association of Moked Ituran Ltd. Our board of directors may at any time and from time to time appoint any other person as a director to fill a vacancy until the general meeting of shareholders in which the term of service of the replaced director was scheduled to expire.

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

On February 26, 2017 our board has adopted an Internal Compliance policy, which following review of our internal process included a comprehensive update of our internal regulations and codification of our internal regulations, all pursuant to the applicable Israeli laws. On August 28, 2022 our board adopted a revised internal compliance policy.

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

Mr. Israel Baron is now serving his seventh term as an external director of the Company, who was re-elected on of November 30, 2023 for a term of 3 years. Mrs. Riki Segev was elected on December 16, 2025 after the demise of Mr. Gideon Kotler, our former external director.

Audit committee

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must comprise of at least three directors, including all of the external directors and the chairman of the audit committee must be an external director. In addition, the majority of the members of the audit committee must be independent directors. Under the Israeli Companies Law, a director is considered “independent” if he/she is an external director or if he/she meets the qualifications of an external director, has not served as a director of the company for over 9 consecutive years, and has been classified as such. Under Israeli regulations a director who serves more than 9 consecutive years as a director may still be deemed as "independent director" provided the Audit committee and thereafter the board of directors resolved that his-her tenure as a director for an extend term is for the benefit of the company based on his/her expertise and unique contribution to the board and its committees. Our Audit committee and board of directors so resolved with regard to Mr. Israel Baron. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of such person. All audit committee decisions must be approved by a majority of the committee members of which the majority of members present are independent directors. Furthermore, a person who is not eligible to serve on the audit committee is restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that the company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions of such present is requested by the audit committee.

Our audit committee must also meet the requirements of the Nasdaq listing rules concerning audit committees.

Our board of directors has formed an audit committee that is empowered, among other things, to exercise the powers of the board of directors concerning our accounting, reporting and financial control practices. Our audit committee operates in accordance with a charter, which complies with the provisions of the Israeli Companies Law and the Nasdaq listing rules. The members of the audit committee are currently Messrs. Israel Baron, Mrs. Riki Segev and Yoav Kahane, all of whom are independent as required of members of the audit committee under the Nasdaq listing rules. Our board of directors has determined that Mr. Israel Baron possesses financial sophistication as required by Rule 5605(c)(2) under the Nasdaq listing rules, and that Mr. Baron possess accounting and financial expertise as defined by Israeli regulations.

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

(2)
According to the adopted criteria, transactions with Rinat Yogev Nadlan Ltd. shall be classified as insignificant transactions. If the extent of such transactions will remain similar during the following years, our management shall be deemed qualified to approve such transactions and to report them to the Audit Committee.

(3)	Every year the criteria for classifying transactions as set up above shall be brought for re-approval by the Audit Committee.

Compensation committee

The Israeli Companies Law mandates the appointment of a compensation committee comprising of at least three directors. The compensation committee must include all of the external directors, who shall constitute the majority of the members thereof, and its remaining members shall be directors whose terms of service comply with the provisions promulgated concerning the remuneration of external directors. The chairman of the committee must be an external director. The members of the Compensation committee are currently Israel Baron, Riki Segev and Yoav Kahane. All members of our compensation committee are independent directors as defined by the Nasdaq listing rules, and all of whom meet the composition requirements under the Israeli Companies Law. Since February 2016, the Israeli Companies Law permits that Audit Committee can serve also as a Compensation committee, provided that it will comply with requirements of the Compensation Committee as explained above.

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

Internal auditor

Under the Israeli Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. An internal auditor may not be:

■	a person (or a relative of a person) who holds more than 5% of the company’s shares or voting rights;

■	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

■	an executive officer, director or other affiliate of the company; or

■	a member of the company’s independent accounting firm.

The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business procedures. Our internal auditor in 2020 was Shimon Yarel, CPA, who has served as our internal auditor since January 1999. In March , 2026, the audit committee and subject to the approval of the board of directors approved the appointment of BDO-Ziv Haft instead of  Mrs. Alexandra Meron Yarel as an internal auditor .

D.	EMPLOYEES

The following table sets forth the total number of our employees at the end of each of the past three years, and a breakdown of such employees by main category of activity and by geographic location:

	Year ended December 31,
	2025	2024	2023
	USD in thousands
By area of activity:
Control Center	547	402	380
Research and Development	127	163	167
Sales and Marketing	100	126	103
Technical support and IT	498	513	491
Finance, Administration and Management	357	327	321
Private enforcement and operations	1,143	1,191	1,196
Manufacturing	145	170	183
Total	2,917	2,892	2,841

By geographic location (out of total):
Israel	970	961	906
Brazil	885	848	865
Others	1,062	1,083	1,070
Total	2,917	2,892	2,841

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

Colombia

Our employees in Colombia are subject to Colombian labor laws and regulations. All employees have an indefinite term employment contract and the law determines a minimum monthly salary (SMM), which is increased annually by the government and used to calculate labor obligations. 44 hours are the maximum hours for a week. All employees are affiliated with the Social Security System (Health, Pension and Occupational Risks), a percentage is paid by the company and the other by the employee, the calculation depends on the salary. The law determines additional benefits called social benefits payable by the company: Holidays: 15 working days for each year worked; Bonus premium corresponds to the payment of 15 days of salary per semester worked or fraction; Unemployment corresponds to the payment of 30 days of salary per year worked or fraction; Unemployment interest corresponds to 12% of severance pay; Employees who earn less than 2 SMM must be given 3 times a year clothing and footwear or equivalent in bonuses. Termination of employment relationship by the company without a justified reason, is coupled with compensation to the employee. Additionally, for every 20 employees, the company must hire an apprentice who will receive financial support from 1 SMM, and who will be employed for a period of 6 months. Currently the company doesn't have any unionized employee. For year 2025, Income Tax remains 35%, as a result of tax reform approved by Colombia congress on 2021 (2021 income tax rate was 31%).

Chile

Our employees in Chile are subject to Chilean labour laws and regulations. All employees have an indefinite-term employment contract. As of April 26, 2026, 42 hours are the maximum hours per week. All employees are affiliated with the Social Security System (Health, Pension, Unemployment Insurance and Labor Protection), a percentage is paid by the company and the other by the employee, the calculation depends on the salary. The law determines additional benefits called social benefits paid by the company: Vacations: 15 working days for each year worked; Progressive vacations are granted when the employee has 10 years of work, 3 of them in the current job, granting 1 additional day; Unemployment insurance is a sum of money that is granted to the worker who has lost his job, for reasons beyond his control, with a maximum limit of 360 days. The termination of the employment relationship by the company without justified cause is accompanied by compensation to the worker. Currently the company does not have any unionized employees. For the year 2025, the Income Tax was 25% for SMEs and 27% for big companies.

E.	SHARE OWNERSHIP

The following table sets forth share ownership information for our directors and executive officers listed in Item 6.A above as of April 19, 2026. All of the information with respect to beneficial ownership by our directors and executive officers has been furnished by the respective director or executive officer, as the case may be.

Name of Director/Officer (1)	Number of Ordinary Shares Beneficially Owned (2)		Percentage of beneficial ownership (3)
Izzy Sheratzky (4)	3,867,317		19.52
Professor Yehuda Kahane (5)	1,316,137		6.615
Zeev Koren	-		-
Efraim Sheratzky (6)	131,442		0.73
Yigal Shani (7)	211,442		1.12
Eyal Sheratzky	-		-
Nir Sheratzky	-		-
Gil Sheratzky	-		-
Yoav Kahane	-		-
Tal Sheratzky-Jaffa	2,403	*	0.01	*
Israel Baron	-		-
Riki Segev	-		-
Ami Saranga	-		-
Eli Kamer	-		-
Guy Aharonov	-		-
Udi Mizrahi	-		-
Shahar Sheratzky	-		-
Matan Omer	-		-

* Own less than one percent of our shares.

(1)	This table includes only current directors and officers that beneficially hold our shares.
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

(3)	Amounts in this column are based on 23,475,431 ordinary shares issued as of April 2, 2026, less 3,581,851 treasury shares held by us.
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

(6)
Shares beneficially owned include: 131,4422 shares owned by Moked Ituran, which Mr. Sheratzky may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association,following sale of 75,000 shares attributed to him during year 2025. Mr. Sheratzky may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G T.S.D. Holdings Ltd, the holder of 3.75% of Moked’s shares.

(7)
Shares beneficially owned include: (a) 5,000 shares directly owned by Yigal Shani, (b) 206,552 shares owned by Moked Ituran, which Mr. Shani may be considered to beneficially own by virtue of his right to direct the disposition of such shares in accordance with Moked’s articles of association. Mr. Shani may be considered to beneficially own such shares by virtue of his sole voting and investment control over his wholly owned G.N.S. Holdings, the holder of 3.75% of Moked’s shares.

F.	DISCLOSURE OF REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (a) the shareholders known to us as of April 19, 2026 to beneficially own more than 5% of our outstanding ordinary shares and (b) all of our directors and executive officers as a group.

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

Shareholder	Number of Ordinary Shares Beneficially Owned	% Voting
Moked Ituran Ltd. (1)	3,865,952	19.52
All directors and executive officers as a group (2).	3,915,227	19.68
FMR LLC. (3)	1,177,886	5.92
Treasury shares	3,666,789

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
(4) Fidelity Management & Research Co. LLC.The information presented herein is based on Investing.com public information.

As of March 2026, we had a total of approximately3760 shareholders (including the Depository Trust Company) of record in the United States with registered addresses in the United States. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

B.	RELATED PARTY TRANSACTIONS

Transactions with our directors and principal officers

We have entered into indemnification agreements with each of our directors and officers and the officers and directors of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our directors and officers. Our general meeting of shareholders approved on January 28, 2014 an amendment to these indemnification agreements and the grant thereof to office holders, including controlling persons and their relatives, who serve at our company and its subsidiaries from time to time. For the full indemnification agreements as so approved, please see Exhibit 4.5 under Item 19 – Exhibits.

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

In February 2014, following the approval of our general meeting of shareholders on January 28, 2014, we entered into service agreements, setting forth the terms of service of our President and Co-Chief Executive Officers in compliance with our compensation policy for office holders; and E-Com entered into a service agreement setting forth the terms of service of its Chief Executive Officer in compliance with our compensation policy for officer holders. The principal terms of these agreements are as follows:

Mr. Izzy Sheratzky shall provide his services as an independent contractor through A. Sheratzky Holdings Ltd., which shall be entitled to a monthly payment of NIS258,000 (or $81,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use o/f Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting there from the fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amounts paid to A. Sheratzky Holdings according this new service agreement in 2023. 2024 and 2025   were approximately, $2,155,000 $2,734,000 and $3,196,000 respectively (the numbers include 18% value added tax).

Mr. Eyal Sheratzky shall provide his services as an independent contractor through ORAS Capital Ltd. which shall be entitled to a monthly payment of NIS 201,000 (or $63,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to ORAS Capital Ltd in  2023,2024 and 2025 was approximately, $1,727,000, $2,188,000 and $2,500,000 respectively (the numbers include value added tax).

Mr. Nir Sheratzky shall provide his services as an independent contractor through Galnir Management and Investments Ltd., which shall be entitled to a monthly payment of NIS 201,000 (or $63,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon 180 days’ advance notice of termination; however, the company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards the company; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of company’s secrets or competition with the company. The aggregate amount paid to Galnir Management and Investments Ltd, in, 2023, 2024 and 2025 was approximately $1,727,000, $2,137,000and $2,456,000 respectively (the numbers include value added tax).

Mr. Gil Sheratzky shall provide his services as an independent contractor through ZERO-TO-ONE S.B.L. INVESTMENTS LTD., which shall be entitled to a monthly payment of NIS 143,000 (or 45,000) plus VAT, linked to the consumer price index for December 2013. At the request of the service provider, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car for the use of Mr. Sheratzky and the payment of its maintenance costs and the cost of tax resulting therefrom. The fixed monthly pay shall also include Mr. Sheratzky’s entitlement for a 25 days’ vacation and sick days as provided by law. The service provider shall also be entitled to payment or reimbursement of expenses, including hosting expenses and subsistence allowance abroad. The service provider shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years and may be terminated upon two months’ advance notice of termination; however, E-Com may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) Mr. Sheratzky is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has breached his fiduciary duty towards E-Com; (c) a final court ruling (without the possibility of appeal) determines that Mr. Sheratzky has materially breached the agreement through the unauthorized disclosure of E-Com’ and/or company’s secrets or competition with E-Com and/or the company. The aggregate amount paid to ZERO-TO-ONE S.B.L. INVESTMENTS LTD, in 2023, 2024 and 2025 according to this new service agreement, were approximately $1,227,000, $1,238,000and $1,793,000

Each of the above agreements also provides that the executives may request to provide their services to the company as an employee, and not through a service provider, and in such event, the they shall execute an employment agreement with the company, in lieu of the above service agreements, which shall also set forth the provisions of social security and other benefits that the company usually grants its senior executive officers (which may not deviate from the provisions of the Compensation Policy in this respect). In any event, it was agreed that the nature of the agreement pursuant to which the services are provided shall not affect the cost to us of the provision of the services as set forth in the service agreements.

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

All agreements mentioned above are in compliance with our amended compensation policy as approved on November 7,2016 and re approved on December 12, 2019, thereafter on December 14, 2022, and recently on December 16,2025 by the Company’s general meeting of shareholders, which sets forth the principles of our office holders’ compensation.

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

“Minimum Threshold” means, with respect to a particular calendar year, a Minimum Company’s Return on Equity (as defined below) of 15%, and a minimum company’s Profit before Tax of $24 million.

“Return on Equity” means, with respect to a particular calendar year, the ratio between the net income for such year and the average of the shareholders’ equity at the beginning of such calendar year and at the end of each calendar quarter of such year; calculated in accordance with the company’s audited or reviewed consolidated financial statements for such year, as the case may be, after taking into account Executive Officers’ compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards

“Profit-Before-Tax” means, with respect to a particular calendar year, the company’s profit before tax for such year in accordance with the company’s audited consolidated financial statements for such year, after taking into account Executive Officers’ compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

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

In 2025 Executive Office Holders were eligible to Target based cash incentives at the maximum rate of (150%) as follows (which is included in the aforementioned payments according to the above new service agreements
TBC

Executive Office Holders	Target-based Cash Incentive	Deferred Portion for the next 2 years	Deferred Portion from last 2 years	Total to be paid for 2025:
	In US$ thousands
Izzy Sheratzky	1,326	(88)	76	1,314
Eyal Sheratzky	1,040	(69)	61	1,032
Nir Sheratzky	1,040	(69)	61	1,032
Gil Sheratzky	749	(50)	44	743

For the full-service agreements regarding the services of our President, Co-Chief Executive Officers and the Chief Executive Officer of E-Com, please see Exhibits 4.9-4.12(a) attached hereto.

On January 28, 2014, our general meeting of shareholders re-approved the terms of engagement of Professor Yehuda Kahane, which were set forth in a financial services agreement, dated March 23, 1998, between our company and Professor Kahane. Pursuant to this agreement, as amended in May 2003, we are obligated to pay Professor Kahane a monthly consulting fee of NIS 15,000, or approximately $4,100, linked to the Israeli consumer price index as known on May 1, 2003. The term of the agreement automatically renews every two-years; however, either party may terminate it by providing a 180-day prior notice. The aggregate amounts paid to Professor Kahane by virtue of this agreement in each of the years, 2023, 2024 and 2025 were approximately $66,000, $68,000 and $ 75,000, respectively.

Transactions with our affiliates and associates

We purchase our GPS/GPRS equipment from our subsidiary, E.R.M Electronic Systems Limited. In, 2023,2024 and 2025, Ituran, including its subsidiaries, mainly in Brazil, Argentina and USA, purchased GPS/GPRS equipment from E.R.M in the sum of approximately, NIS 95.1 ($26.2 million) , NIS 86.0 million (or $23.2 million) and NIS 85.5 ($24.8 million), respectively.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

For the audited financial statements and audit reports required to be contained in this annual report, please see Item 18 below.

Material Legal Proceedings

During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by us and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by us regarding, all for the period 2007-2012. Total amounts(including penalty and interest)  of approximately R$26.5 million ($ 4.80 million). as of December 2025 including interest and penalties. The reason Anatel demand the payment of FUST and FUNTELL from us is the fact that in order to provide monitoring services we need to operate telecommunication equipment in a given radio frequency. We hold a telecommunication license from Anatel (for information on our licenses see item 4B. “Information on the company” – “Business overview” under the caption “Regulatory Environment”). The authorities have construed that we render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel we believe that such claim is without merit, the interpretation of the legislation is mistaken, given that we don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of our success are more likely than not. We have filed our defence against such claims. We are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

10.B. – “Memorandum and Articles of Association” - “Our Corporate Practices under the Israeli Companies Law” under the caption “Approval of Transactions under Israeli law”

Dividend distribution policy

For a description of our dividend policy, see Item 5.B – Liquidity and Capital Resources above.

B.	SIGNIFICANT CHANGES

Except as stated in this annual report, there are no significant changes since December 31, 2025.

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

The information called for by this item is set forth in Exhibit 2.4 to this annual report on Form 20-F and is incorporated by reference into this annual report on Form 20-F.

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

Certain Material United States Tax Considerations

The following discussion is a description of certain material United States, or US, federal income tax considerations applicable to the acquisition, ownership and disposition of our ordinary shares by US Holders who hold such ordinary shares as “capital assets”. As used in this section, the term “US Holder” means a beneficial owner of an ordinary share who is:

■	an individual citizen or resident of the United States;

■
a corporation (or other entity taxable as a corporation for US federal income tax purposes) organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

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

This description is based on provisions of the United States Internal Revenue Code of 1986, as amended, existing, proposed and temporary US Treasury regulations ,administrative and judicial interpretations thereof, and the US-Israel Tax Treaty each as available and in effect as of the date of this report. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of US federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under US federal income tax law, including:

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

If a partnership (or any other entity treated as a partnership for US federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. The tax consequences to such a partner or entity are not considered in this summary and such a partner should consult its tax advisor as to its tax consequences.

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

Distribution Paid on the Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, US Holders, f, will generally be required to include in their gross income as ordinary dividend income (unless qualifies as “qualified dividend income”) the amount of any distributions made to them in cash or property (other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders), with respect to their ordinary shares, before reduction for any Israeli taxes withheld (without regard to whether any portion of such tax may be refunded to them by the Israeli tax authorities), to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, distributions in excess of our current and accumulated earnings and profits as determined under US federal income tax principles will be treated first as a non-taxable return of capital, reducing a US Holder's tax basis for the ordinary shares to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the US Holders has held our ordinary shares for more than one year as of the time such distribution is received. We do not maintain calculations of our earnings and profits under US federal income tax principles. Therefore, US Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

For a US Holder, if we pay a dividend in NIS, any such dividend, including the amount of any Israeli taxes withheld, will be includible in such US Holder’s income in a US dollar amount calculated by reference to the currency exchange rate in effect on the day the distribution is includible in such U.S. Holder's income, regardless of whether the NIS are converted into US dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in such US Holder’s income to the date that payment is converted into US dollars generally will be treated as ordinary income or loss.

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

Subject to certain significant conditions and limitations, including potential limitations under the US-Israel Tax Treaty, US Holders may be entitled to a credit against their US federal income tax liability or a deduction against US federal taxable income in an amount equal to the non-refundable Israeli tax withheld on distributions on our ordinary shares. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a US Holder or withheld from a US Holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is a foreign source for US foreign tax credit purposes. As a result of recent changes to the US foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a US Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. US Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

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

We believe that we were not a PFIC for US federal income tax purposes for our 2025 taxable year and we will not be classified as a PFIC for our current taxable year , In addition, we anticipate that we will not become a PFIC in any future taxable year based on our financial statements, our current expectations regarding the value and nature of our assets, and the sources and nature of our income. This conclusion, however, is a factual determination that must be made annually based on income and assets for the entire taxable year and thus may be subject to change. It is not possible to determine whether we will be a PFIC for the current taxable year until after the close of the year and our status in future years depends on our income, assets and activities in those years. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, we cannot assure any US Holder that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a US Holder held our ordinary shares, our shareholders could avoid certain tax consequences referred to above by making an election to treat us as a qualified electing fund or by electing to mark the ordinary shares to market. A US Holder may make a qualified electing fund election only if we furnish the US Holder with certain tax information and we do not presently intend to prepare or provide this information. Alternatively, a US Holder of PFIC stock that is publicly traded may elect to mark the stock to market annually and recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the US Holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the US Holder under the election for prior taxable years. This election is available for as long as our ordinary shares constitute “marketable stock,” which includes stock that is “regularly traded” on a “qualified exchange or other market.” We believe that the Nasdaq Global Select Market will constitute a qualified exchange or other market for this purpose. However, no assurances can be provided that our ordinary shares will continue to trade on the Nasdaq Global Select Market or that the shares will be regularly traded for this purpose.

If a US Holder holds ordinary shares in any year in which we are treated as a PFIC, such US Holder will be required to file IRS form 8621 and may be subject to certain other information reporting requirements, Failure to file IRS form 8621 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of US federal income taxes of such US Holder for the related taxable year may not close until three years after the date on which the required information is filed.

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

Certain US Holders with interests in "specified foreign financial assets" (including, among other assets, our ordinary shares, unless such ordinary shares are held on such US Holder's behalf through a financial institution) may be required to file an information report with IRS if the aggregate value of all such assets exceeds $ 50,000 on the last day of the taxable year or $ 75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information report.

Tax Reporting

       Certain US Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us and information relating to US Holder and us. Substantial penalties may be imposed on a US Holder that fails to comply with these reporting requirements. Each US Holder is urged to consult with its own tax advisor regarding these reporting obligations.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. Our shareholders are urged to consult their own tax advisor concerning the tax consequences of their particular situation.

Israeli Tax Considerations-

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

As of December 31, 2025, only 1 of our Israeli subsidiaries is entitled to a “Preferred Company” status pursuant to the Investments Law.(see Note 15 B.2 to the Financial Statements).

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

As of December 31, 2025, 2 of our Israeli subsidiaries are entitled to a “Technological Preferred Enterprise” status pursuant to the Investments Law.

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

Foreign exchange rate risk

Although we report our consolidated financial statements in dollars, in, 2023, 2024 and 2025, a portion of our revenues and direct expenses was derived in other currencies. For fiscal years 2023, 2024 and 2025, we derived approximately 25.3%, 23.1% and 22.4% of our revenues in dollars and other currencies, 48.2%, 52.1% and 54.6% in NIS, 26.5%, 24.8% and 22.9% in Brazilian Reals. In fiscal years, 2023 ,2024 and 2025, 27.0%, 25.1% and 23.5 % of our expenses were incurred in dollars and other currencies, 51.2%, 55% and   56.5% in NIS and, 21.8%, 19.9% and 20.0% in Brazilian Reals.

Exchange differences upon conversion from our functional currency to dollars (presentation currency) are accumulated as a separate component of accumulated other comprehensive income (loss) under stockholders’ equity. In the year 2023 a profit of $ 0.8 million, in the year 2024 a loss of $ 12.3 million and in year a profit of $18.3 million 2025.

                                   .
The fluctuation of the other currencies in which we incur our expenses or generate revenues against the dollar has had the effect of increasing or decreasing (as applicable) reported revenues, cost of revenues and operating expenses in such foreign currencies when converted into dollars from period to period. The following table illustrates the effect of the changes in exchange rates on our revenues, gross profit and operating income for the periods indicated (Year ended December 31, all in $ Thousands):

	2023		2024		2025
	Actual	At 2022 exchange rates (1)	Actual	At 2023 exchange rates (1)	Actual	At 2024 exchange rates
Revenues	319,978	329,420	336,257	344,146	359,023	350,084
Gross profit	153,161	158,291	160,620	163,895	178,577	173,866
Operating income	65,955	67,422	71,169	73,518	77,028	75,567

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

ITEM 12.	DESCRIPTIONS OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.	CONTROLS AND PROCEDURES

(A)  Disclosure Controls and Procedures

Our co-chief executive officers and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2025 have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

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

Our management assessed the effectiveness of our internal control over financial reporting, as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 Framework).

Based on such assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective.

Fahn Kanne & Co. Grant Thornton Israel, our independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting, as of December 31, 2025 and such report is included elsewhere in this Form 20 -F.

 (C) Attestation Report of the Registered Public Accounting Firm.

Fahn Kanne & Co.
Head Office
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32 Hamasger Street
Tel-Aviv 6721118,
Board of Directors and Shareholders	ISRAEL
PO Box 36172, 6136101
ITURAN LOCATION AND CONTROL LTD.	T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ituran Location and Control Ltd. and Subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated April 23, 2026, expressed an unqualified opinion on those financial statements.

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
April 23, 2026

(D)  Change in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Fahn Kanne & Co. Grant Thornton Israel (“Grant Thornton”), has served as our independent auditors. On December 16, 2025 they have been re-elected by our shareholders to serve as our independent auditors for the year 2025, until the next general meeting of the shareholders. The following table presents aggregate fees for professional audit services and other services rendered by Grant Thornton, for 2024 and 2025:

	2025	2024
	(in thousands, USD)
Audit Fees (1)	581	551
Tax Fees (2)	70	65
Total	651	616

(1)
The audit fees for the years ended December 31, 2024 and 2025 respectively, were for professional services rendered for the audits of our annual consolidated financial statements, review of consolidated quarterly financial statements and statutory audits.

Our audit committee has approved the above audit and non-audit services provided by Grant Thornton, during the years 2024 and 2025.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March  5, 2026 we announced another purchase plan under Rule 10b-5 and Rule 10b-18 to purchase our shares for another $ 10 million. During the year 2025 we purchased additional 84,938 of our shares.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum Approximate Value that May Yet to Be Purchased Under the Program
Sep 2025	41,751	35.34	1,475,663	5,187,182
Oct 2025	9,995	37.67	376,479	4,810,704
Nov 2025	33,192	37.59	1,247,820	3,562,884
Total 2025	84,938	36.50	3,099,962	3,562,884

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have an insider trading policy and procedures governing the sale, and other dispositions of our shares by directors, senior management and employees that is designated to promote compliance with applicable insider trading laws, rules and regulations and any listing standards applicable to us. The Policy is referred hereto as Exhibit 11.1 under ITEM 19.

ITEM 16K. CYBERSECURITY

Risk management and Strategy-

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

ITEM 19.	EXHIBITS

Exhibit No.	Exhibit Description
1.1	Amended and Restated Articles of Association of the Company (7)

1.2	Form of Memorandum of Association of the Company (English Translation) (1)

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

2.4	Description of Securities

4.1	Consulting Services Agreement, dated March 23, 1998, by and between the Registrant and Yehuda Kahane Ltd., including addendum thereof, as of May 25, 2003 (English translation). (1)

4.2	Unprotected Lease Agreement, dated February 7, 2002, by and between Mofari Ltd. and the Registrant and addendum thereof, dated February 19, 2002 (English translation) (1)

4.3	Lease Agreement, dated May 29, 2002, by and between Rinat Yogev Nadlan and Ituran Cellular Communication Ltd. (English translation). (1)(4)

4.5	Form of Directors’ Letter of Indemnity (English translation). (6)

4.8	Ituran Location & Control Compensation Policy, as approved on November 7, 2016.

4.9	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (English Translation). (6)

4.9(a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Izzy Sheratzky and A. Sheratzky Holdings Ltd. (7)

4.10	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (6)

4.10 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., ORAS Capital Ltd. and Eyal Sheratzky. (7)

4.11	Service Agreement, dated as of February 1, 2014, by and among Ituran Location & Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (6)

4.11 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among Ituran Location &Control Ltd., Galnir Management and Investments Ltd. and Nir Sheratzky. (7)

4.12	Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (6)

4.12 (a)	Addendum dated April 4, 2017 to the Service Agreement, dated as of February 1, 2014, by and among E-Com Global Electronic Commerce Ltd., ZERO-TO-ONE S.B.L. INVESTMENTS LTD. and Gil Sheratzky. (7)

8.1	List of significant subsidiaries.

11.1	Insider Trading Policy.(8)

12.1	Certifications by co-chief executive officers as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification by person serving in the capacity of chief financial officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934.

13	Certifications by the co-chief executive officers and the person serving in the capacity of chief financial officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934.

97.1.	Policy Relating to Recovery of Erroneously Awarded Compensation.(8)

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (File No. 333-128028) filed on September 23, 2005 and incorporated herein by reference.

(2)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2007 and incorporated herein by reference.

(3)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2010 and incorporated herein by reference.

(4)	The current lessee under this agreement is the Registrant.

(5)	Filed as an exhibit to Form 13G of Yehuda Kahane for the year ended December 31, 2014, filed on February 17, 2015, and incorporated herein by reference.

(6)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2013 and incorporated herein by reference.

(7)	Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2016 and incorporated herein by reference. https://www.sec.gov/Archives/edgar/data/1337117/000117891317001231

(8)
Filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2024 and incorporated herein by reference. https://www.sec.gov/ix?doc=/Archives/edgar/data/0001337117/000117891325001365/zk2533014.htm

* Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2026

ITURAN LOCATION AND CONTROL LTD.

By: /s/ Eyal Sheratzky	/s/ Nir Sheratzky
Eyal Sheratzky	Nir Sheratzky
Co-Chief Executive Officers

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2025

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of December 31, 2025

=======================
=============

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Shareholders ITURAN LOCATION AND CONTROL LTD.	Fahn Kanne & Co. Head Office 32 Hamasger Street Tel-Aviv 6721118, ISRAEL PO Box 36172, 6136101 T +972 3 7106666 F +972 3 7106660 www.gtfk.co.il
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Ituran Location and Control Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated April 23, 2026, expressed an unqualified opinion.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical audit matter (cont.)
Goodwill impairment analysis

As described further in Note 1N, and Note 9 to the consolidated financial statement, as of December 31, 2025, the Company’s goodwill balance was US$ 39,831 thousand. As disclosed by management, goodwill is assigned to reporting units and is tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. With respect to certain reporting units, management determines the fair value of its reporting units using the income approach. Within the income approach, the method that was used to measure the fair value of a reporting unit is the discounted cash flow method. Management started with a forecast of all the expected net cash flows associated with the reporting units, which includes the application of a terminal growth rate, and then applied a discount rate to arrive at a net present value amount. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. As disclosed by management, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any.

We identified the goodwill impairment analysis as a critical audit matter. The principal considerations for our determination that the goodwill impairment analysis is a critical audit matter are due to the significant judgment by management when determining the fair value measurement of the reporting units. This in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating management’s fair value estimate, which included significant assumptions related to revenue growth rates, expected cash flows, discount rate and terminal growth rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Our audit procedures related to the goodwill impairment analysis included the following, among others. We tested management’s process for determining the fair value estimate, which included evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management, including revenue growth rates, discount rate and terminal growth rate with respect to goodwill and future revenues. Evaluating management’s assumptions related to revenue growth rates and terminal growth rate involved evaluating whether the assumptions used by management were reasonable considering (1) the current and past performance of the reporting units, (2) the consistency with external market and industry data, and (3) the consistency of the assumptions used with evidence obtained in other areas of the audit. We also used professionals with specialized skill and knowledge to assist in the evaluation of management’s discounted cash flow model, and certain significant assumptions, including the discount rate.

FAHN KANNE & CO. GRANT THORNTON ISRAEL
Certified Public Accountants (Isr.)
We have served as the Company’s auditor since 1997.

Tel-Aviv, Israel
April 23, 2026

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2025	2024

Current assets
Cash and cash equivalents	107,551	77,357
Investment in marketable securities	3	10
Accounts receivable (net of provision for credit loss)	58,517	47,688
Other current assets (Note 2)	48,360	46,067
Inventories (Note 3)	23,213	23,434
	237,644	194,556

Long-term investments and other assets
Investments in affiliated companies (Note 4A)	517	519
Investments in other companies (Note 4B)	1,542	1,491
Other non-current assets (Note 5)	5,413	5,853
Deferred income taxes (Note 15)	15,684	12,273
Funds in respect of employee rights upon retirement	28,480	21,823
	51,636	41,959

Property and equipment, net (Note 6)	39,386	33,080

Operating lease right of use assets, net (Note 7)	8,878	8,947

Intangible assets, net (Note 8)	8,839	9,011

Goodwill (Note 9)	39,831	39,325

Total assets	386,214	326,878

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands, except share data)	2025	2024

Current liabilities
Credit from banking institutions (Note 10A)	-	114
Accounts payable	19,082	18,847
Deferred revenues	27,206	22,857
Other current liabilities (Note 11)	57,817	45,904
	104,105	87,722

Long-term liabilities
Deferred income taxes (Note 15)	531	418
Liability for employee rights upon retirement	35,080	27,593
Deferred revenues	14,876	12,231
Operating lease liabilities, non-current (Note 7)	4,745	5,562
Other non-current liabilities	2,391	2,095
	57,623	47,899

Commitments and contingent liabilities (Note 12)

Equity:
Stockholders’ equity (Note 13)
Share capital – ordinary shares of NIS 0.33⅓ par value:	1,983	1,983
Authorized – December 31, 2025 and 2024 – 60,000,000 shares
Issued and outstanding – December 31, 2025 and 2024 – 23,475,431 shares
Additional paid- in capital	78,380	78,380
Accumulated other comprehensive loss	(39,815)	(57,033)
Retained earnings	244,402	226,183
Treasury stock at cost – December 31, 2025 – 3,666,789. December 31, 2024 – 3,581,851 shares	(67,386)	(64,286)
Stockholders’ equity	217,564	185,227
Non-controlling interests	6,922	6,030
Total equity	224,486	191,257

Total liabilities and equity	386,214	326,878

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Year ended December 31,
(in thousands except earnings per share)	2025	2024	2023

Revenues:
Telematics services	264,559	242,491	234,541
Telematics products	94,464	93,766	85,437
	359,023	336,257	319,978

Cost of revenues:
Telematics services	108,451	100,195	98,707
Telematics products	71,995	75,442	68,110
	180,446	175,637	166,817

Gross profit	178,577	160,620	153,161
Research and development expenses	20,806	18,090	16,986
Selling and marketing expenses	18,378	15,271	13,643
General and administrative expenses	62,456	56,238	56,635
Other income, net	(91)	(148)	(58)
Operating income	77,028	71,169	65,955
Other income (expenses), net	(272)	-	2
Financing income (expenses), net (Note 14)	(1,854)	80	(1,552)
Income before income tax	74,902	71,249	64,405
Income tax expenses (Note 15)	(14,899)	(14,579)	(13,355)
Share in losses of affiliated companies, net (Note 4A)	(5)	(123)	(706)
Net income for the year	59,998	56,547	50,344
Less: Net income attributable to non-controlling interest	(2,031)	(2,893)	(2,207)
Net income attributable to the Company	57,967	53,654	48,137

Basic and diluted earnings per share attributable to Company’s stockholders (Note 16)	2.92	2.70	2.41

Basic and diluted weighted average number of shares outstanding	19,874	19,894	20,000

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (loss)

	US dollars
	Year ended December 31,
(in thousands)	2025	2024	2023

Net income for the year	59,998	56,547	50,344

Other comprehensive income (loss), net of tax:
Unrealized losses in respect of derivative financial instruments designated for cash flow hedge	(341)	-	(299)
Reclassification of net loss realized to net income	-	299	-
Foreign currency translation adjustments	18,328	(12,312)	808
Other comprehensive income (loss), net of tax	17,987	(12,013)	509

Comprehensive income	77,985	44,534	50,853
Less: comprehensive income attributable to non-controlling interests	(2,800)	(2,738)	(2,018)
Comprehensive income attributable to the Company	75,185	41,796	48,835

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	(in thousands)
	COMPANY STOCKHOLDERS
	Ordinary shares
	Number of shares	Share capital amount	Additional paid - in capital	Accumulated other comprehensive loss	Retained earnings	Treasury stock	Non-controlling interests	Total

US dollars (except for number of shares)
Balance as of January 1, 2023	23,476	1,983	78,355	(45,831)	168,963	(57,673)	7,062	152,859
Changes during 2023:
Net income	-	-	-	-	48,137	-	2,207	50,344
Other comprehensive income (loss)	-	-	-	656	-	-	(147)	509
Dividend paid to non-controlling interests	-	-	-	-	-	-	(3,327)	(3,327)
Dividend paid	-	-	-	-	(8,763)	-	-	(8,763)
Dividend declared	-	-	-	-	(4,774)	-	-	(4,774)
Purchase of treasury shares (*)	-	-	-	-	-	(6,613)	-	(6,613)
Stock-based compensation in a subsidiary company	-	-	14	-	-	-	-	14
Balance as of December 31, 2023	23,476	1,983	78,369	(45,175)	203,563	(64,286)	5,795	180,249

Changes during 2024:
Net income	-	-	-	-	53,654	-	2,893	56,547
Other comprehensive loss	-	-	-	(11,858)	-	-	(155)	(12,013)
Dividend paid to non-controlling interests	-	-	-	-	-	-	(2,483)	(2,483)
Dividend paid	-	-	-	-	(23,275)	-	-	(23,275)
Dividend declared				-	(7,759)	-	-	(7,759)
Purchase of non-controlling interest shares	-	-	-	-	-	-	(20)	(20)
Stock-based compensation in a subsidiary company			11	-	-	-	-	11
Balance as of December 31, 2024	23,476	1,983	78,380	(57,033)	226,183	(64,286)	6,030	191,257

Changes during 2025:
Net income	-	-	-	-	57,967	-	2,031	59,998
Other comprehensive income	-	-	-	17,218	-	-	769	17,987
Dividend paid to non-controlling interests	-	-	-	-	-	-	(1,908)	(1,908)
Dividend paid	-	-	-	-	(29,827)	-	-	(29,827)
Dividend declared	-	-	-	-	(9,921)	-	-	(9,921)
Purchase of treasury shares (*)	-	-	-	-	-	(3,100)	-	(3,100)
Balance as of December 31, 2025	23,476	1,983	78,380	(39,815)	244,402	(67,386)	6,922	224,486

(*) See Note 13A3.

The accompanying capital notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Year ended December 31,
(in thousands)	2025	2024	2023
Cash flows from operating activities
Net income for the year	59,998	56,547	50,344
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	19,170	20,083	21,068
Loss in respect of trading marketable securities and other investments	8	107	89
Increase in liability for employee rights upon retirement	3,298	3,199	2,507
Share in losses of affiliated and other companies, net	277	123	706
Deferred income taxes	(1,607)	(383)	(3,125)
Capital loss on sale of property and equipment, net	27	128	89
Increase in accounts receivable	(3,728)	(5,227)	(26)
Decrease (increase) in other current and non-current assets	6,843	(6,498)	(3,169)
Decrease in inventories	2,614	3,366	1,102
Increase (decrease) in accounts payable	(2,136)	176	(1,863)
Increase (decrease) in deferred revenues	2,235	(804)	5,703
Increase in other current and non-current liabilities	1,579	3,450	3,793
Net cash provided by operating activities	88,578	74,267	77,218
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(3,324)	(3,353)	(2,384)
Capital expenditures	(21,776)	(13,632)	(14,243)
Return from (investment in) affiliated company	147	78	(323)
Repayment of (investments in) long - term deposit	57	(122)	(100)
Return from (investments in) other companies, net	(185)	630	(477)
Proceeds from sale of property and equipment	901	459	199
Sale of marketable securities	-	-	99
Net cash used in investment activities	(24,180)	(15,940)	(17,229)
Cash flows from financing activities
Repayment of long-term loan	-	-	(11,732)
Short term credit from banking institutions	(114)	(433)	299
Acquisition of company shares	(3,100)	-	(6,613)
Dividend paid	(37,585)	(28,050)	(11,561)
Dividend paid to non-controlling interests	(1,908)	(3,286)	(3,327)
Net cash used in financing activities	(42,707)	(31,769)	(32,934)
Effect of exchange rate changes on cash and cash equivalents	8,503	(2,635)	(1,471)
Net change in cash and cash equivalents	30,194	23,923	25,584
Balance of cash and cash equivalents at beginning of year	77,357	53,434	27,850
Balance of cash and cash equivalents at end of year	107,551	77,357	53,434

Supplementary information on investing and financing activities not involving cash flows:
In November 2025, the Company declared a dividend in an amount of US$ 10 million. The dividend was paid in January 2026.

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

Supplementary disclosure of cash flow information

	US dollars
	Year ended December 31,
(in thousands)	2025	2024	2023

Interest paid	-	24	358

Income taxes paid, net of refunds	16,711	14,790	10,926

The accompanying notes are an integral part of the consolidated financial statements.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

1.	Operations

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

Gains or losses resulting from translation adjustments (which result from translating an entity’s financial statements into U.S. dollars if its functional currency is different than the U.S. dollar) are reported in other comprehensive income and are reflected in equity, under “accumulated other comprehensive income (loss)”. Translation gains and losses resulting from changes in exchange rates used in the translation of intercompany balances that are of a long-term investment nature (i.e., their settlement is not planned or anticipated) are also included in other comprehensive income (loss).

When an economy in which a foreign entity of the Company operates, becomes highly inflationary environment (an economy with a cumulative inflation rate of approximately 100% or more over a three-year period, such as the Company's subsidiaries in Argentina), the financial statements of that foreign entity are remeasured as if its functional currency is the reporting currency of its parent.

Balances denominated in or linked to foreign currency are stated on the basis of the exchange rates prevailing at the balance sheet date.  For foreign currency transactions included in the statement of income, the exchange rates applicable on the relevant transaction dates are used.  Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financing income or expenses as applicable.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	General (cont.)

2.	Functional currency and translation to the reporting currency (cont.)

The following table presents data regarding the dollar exchange rate of relevant currencies and the Israeli CPI:

	Exchange rate of one US dollar		Israeli CPI(*)
	NIS	Brazilian Real
At December 31,
2025	3.190	5.5024	134.40 points
2024	3.647	6.1917	130.94 points
2023	3.627	4.8413	126.83 points
Increase (decrease) during the year:
2025	(12.53)%	(11.13)%	2.64%
2024	0.55%	27.89%	3.24%
2023	3.07%	(7.21)%	2.95%

(*)	Based on the Index for the month ending on each balance sheet date, on the basis of 2008 average.

3.	Basis of presentation

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

The Company account for its investments in marketable debt securities in accordance with ASC Topic 321-10, equity securities with readily determinable fair value are measured upon initial recognition and in subsequent periods at fair value with gains and losses reported periodically in earnings as financing income or expenses.

Changes in fair value measurement of debt and equity securities for the years 2025, 2024 and 2023 amounted to loss of approximately US$ (8), US$ (107) and US$ (89) thousand, respectively.

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

See also Note 19A.

The allowance in respect of accounts receivable on December 31, 2025 and 2024 was US$ 4,419 and US$ 3,978 thousand, respectively

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Inventories

Inventories are stated at the lower of cost or net realizable value.  Cost of raw materials and finished products is mainly determined on the basis of first-in, first-out (FIFO). The other method which is utilized for determining the value of inventories is the moving average. The Company regularly reviews its inventories for obsolescence and other impairment risks and write-offs are incurred when necessary.

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

Management evaluates investments in affiliated companies, for evidence of other-than-temporary declines in value. Such evaluation is dependent on the specific facts and circumstances and includes analysis of relevant financial information (e.g., budgets, business plans, financial statements, etc.). During 2025, 2024 and 2023, no impairment was identified with respect to such affiliated companies.

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

US GAAP provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if the position is "more-likely-than-not" to be sustained were to be challenged by a taxing authority.  The assessment of a tax position is based solely on the technical merits of the position, without regard to the likelihood that the tax position may be challenged.  If an uncertain tax position meets the "more-likely-than-not" threshold, the largest amount of tax benefit that is greater than 50% likely to be recognized upon ultimate settlement with the taxing authority is recorded.

The Company recognizes interest as interest expenses (among financing expenses) and penalties, if any, related to unrecognized tax benefits in its provision for income tax.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Goodwill and intangible assets

1.
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business combinations accounted for in accordance with the "purchase method" and is allocated to reporting units at acquisition.  Goodwill is not amortized but rather tested for impairment at least annually and whenever events or changes in circumstances indicates that amount of goodwill may not be recoverable in accordance with the provisions of ASC Topic 350, "Intangibles - Goodwill and Other". The annual goodwill assessment is performed as of December 31, each year.

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

When the Company decides or is required to perform the quantitative goodwill impairment test, the Company compares the fair value of the reporting unit to its carrying value and an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. Management determines the fair value of its reporting units using the income approach. Within the income approach, the method that is generally used to measure the fair value of a reporting unit is the discounted cash flow method. Management starts with a forecast of the expected net cash flows associated with the reporting unit, which includes the application of a terminal growth rate, and applies a discount rate to arrive at a net present value amount. Cash flow projections are based on management’s estimates of revenue growth rates and operating margins, taking into consideration industry and market conditions. In the performance of the quantitative analysis the Company applies assumptions that market participants would consider in determining the fair value of each reporting unit.

As of December 31, 2025, 2024 and 2023, the Company had four reporting units which include goodwill.

Telematics services:

Under the telematics services segment there are two reporting units with goodwill. For one of which with an allocated amount of approximately US$ 1.9 million of goodwill, the Company performed a qualitative assessment as of December 31, 2025 and 2024, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 32.3 million of goodwill (as of December 31, 2025), the Company performed the annual impairment test, as of December 31, 2025, using a quantitative assessment and reached to a conclusion that no impairment should be recorded at that point. The impairment test was performed using the income approach and the fair value of the reporting unit was measured based on the discounted cash flow method. The measurement of fair value of reporting units as part of goodwill impairment analysis is classified within Level 3 within the fair value hierarchy.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Goodwill and intangible assets (cont.)

1.	(cont.)

Telematics products:

Under the telematics products segment there are two reporting units with goodwill, for one of which with an allocated amount of approximately US$ 2.2 million of goodwill, the Company performed a qualitative assessment as of December 31, 2025 and 2024, and concluded that the qualitative assessment did not result in a more likely than not indication of impairment, and therefore no further impairment testing was required, with respect to such unit.

For the second reporting unit (resulted from RT acquisition) with an allocated amount of approximately US$ 3.5 million of goodwill (as of December 31, 2025), the Company performed the annual impairment test, as of December 31, 2025, using a quantitative assessment and reached a conclusion that no impairment should be recorded at that point. The impairment test was performed using the income approach and the fair value of the reporting unit was measured based on the discounted cash flow method.

The measurement of fair value of reporting units as part of goodwill impairment analysis is classified within Level 3 within the fair value hierarchy.

2.
Intangible assets with finite live are amortized using the straight-line basis over their useful lives, to reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

As of December 31, 2025, the intangible assets are amortized averagely as follows:

Years
Technology services	5
Other	5

During 2025 and 2024, the Company did not record any impairment.

Recoverability of intangible assets is measured as described in Note 1L above.

O.	Contingencies

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

P.	Funds in respect of, and liability for employee rights upon retirement

The Company's liability for employee rights upon retirement with respect to its Israeli employees is calculated, pursuant to Israeli severance pay law, based on the most recent salary of each employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company makes monthly deposits to insurance policies and severance pay funds. The liability of the Company is fully provided for. The Company also has defined contribution plans for which it makes contributions to severance pay funds and appropriate insurance policies

The deposited funds include profits or losses accumulated up to the balance sheet date. The deposited funds may be withdrawn upon the fulfillment of the obligation pursuant to Israeli severance pay laws or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies and includes profits or losses. Withdrawal of the reserve monies is contingent upon the fulfillment of detailed provision in the Law.

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

Severance payments for the abovementioned policies for the years ended December 31, 2025, 2024 and 2023, amounted to US$ 3,324, US$ 2,430 and US$ 2,218 thousand, respectively

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Revenue recognition (cont.)

In accordance with ASC 606, the Company’s revenues are recognized as follows:

1.	Revenues from sales of Automatic Vehicle Location ("AVL") products are recognized when the control of the product is passed to the customer (usually upon delivery).

2.	Revenues from provision of SVR services are recognized over time, as the customers simultaneously receive and consume the benefits provided by the Company performance as the Company performs.

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

With respect to arrangements that are determined to have multiple performance obligations that are distinct, the Company allocates the contract’s transaction price to each performance obligation using the relative standalone selling price of each distinct good or service in the contract. However, in limited circumstances, the company estimates the selling prices of the SVR services (which are sold together with AVL products) using the residual approach. Under the residual approach, the standalone selling price of the SVR services was estimated by reference to the total transaction price less the sum of the observable standalone selling prices of all other goods or services promised in the contract. Such approach is used since the Company sold the same type of service in these jurisdictions to different customers (at or near the same time) for a broad range of amounts (thus, the stand-alone selling price was highly variable).

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

4.
Amounts earned by a certain Brazilian subsidiary for arranging a bundle transaction of SVR services subscription together with insurance services to be supplied by a third party insurance company, are recognized ratably on a straight-line basis over the subscription period (see 2 above), since the amount allocated to the Company (for the SVR services subscription, and for arranging the transaction), is contingent upon the delivery of the SVR services. As the insurance company is acting as a principal with respect to the insurance component, the Company recognized only the net amounts as revenues, after deduction of amounts related to the insurance component.

5.
Deferred revenues include unearned amounts received from customers (mostly for future subscription services and extended warranty) but not yet recognized as revenues.  Such deferred revenues are recognized as described in paragraph 2 above or paragraph 6 below, as applicable.

For the years ended December 31, 2025 and 2024 the Company recognized revenue of approximately US$ 22.8 million and US$ 27.1 million, respectively, that was included in the deferred revenue balance at the beginning of each reporting period.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Q.	Revenue recognition (cont.)

5.	(cont.)

As of December 31, 2025, the aggregate amount of the amounts allocated to remaining unsatisfied performance obligations (deferred revenue) that the Company expects to recognize as revenue in future periods is $42.1 million of which, $27.2 million (64.6%) is expected to be recognized  over the next 12 months (and presented as short-term balance), and the remainder amount of $14.9 million (35.4%) is expected to be recognized  through 2027.

6.	Extended warranty

In the majority of countries in which the Company operates, the statutory warranty period is one year, and the extended warranty covers periods beyond year one. Revenues from extended warranty include warranty services which were sold separately for a monthly fee, or warranty services that were determined to represent a separate performance obligation and were sold together with an AVL unit. Such revenues are recognized over the duration of the warranty periods.

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

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of such intangible assets based on the estimated future gross revenues from each product net of the estimated future costs of completing and disposing of that product (including the estimated costs of performing maintenance and customer support over the remaining economical useful life), cost of completion of products and cost of delivery to customers over its remaining economical useful life. During each of the years ended December 31, 2025 and 2024, no such unrecoverable amounts were identified.

T.	Advertising costs

Advertising costs are expensed as incurred.

Advertising expenses for the years ended December 31, 2025, 2024 and 2023 amounted to US$ 8.9 million, US$ 7.6 million and US$ 7.3 million, respectively. Advertising expenses are presented among "selling and marketing expenses".

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

Level 2 - Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

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

The Company also measures certain non-financial assets, consisting mainly of certain reporting units (as part of goodwill impairment test) and intangible assets at fair value on a nonrecurring basis.  These assets are adjusted to fair value when they are considered to be impaired (see Notes 1N and 1L above).

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

In accordance with ASC 340-40, Other Assets and Deferred Costs: Contracts with Customers, such costs are capitalized and presented as "deferred contract costs" within the balances "Other current assets" and "Other non-current assets", as applicable.

The contract costs are amortized over the estimated life of the related subscription arrangements by the straight-line method. Costs that do not meet the aforementioned criteria are recognized immediately as expenses.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 1	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.	Contract costs and prepaid expenses (cont.)

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

The Company accounts for stock-based compensation to employees and non-employees in accordance with ASC 718, "Compensation - Stock Compensation", ("ASC 718").  The fair value of the award is recognized in the Company's consolidated statement of income as an expense over the requisite service periods. However, when a grant includes a performance condition (that is not considered as 'market condition'), the compensation cost is recognized if and when it is probable that the condition will be achieved. During the reported periods there were no significant grants of equity-based payment awards.

The Company measures and recognizes compensation expense for cash bonuses to senior employees, which are based, or partly based, on the price of the Company’s shares in accordance with ASC 718 -30, "Compensation-Stock Compensation - Awards Classified as Liabilities" (See Note 17C regarding "Excess Return Cash Incentives").

The awards are measured at the grant date at their fair value and remeasured at the end of each reporting period through settlement, with changes in the fair value recognized as compensation cost over the requisite service period. Compensation cost for awards that are subject to market conditions are attributed separately for each vesting tranche of the award (generally calendar year).

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

See also Note 7.

Z.	Recently adopted accounting pronouncements

Income Taxes (Topic 740): Improvements to Income Tax Disclosures

On December 14, 2023, the FASB issued ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”).

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

AA.	Recently issued accounting pronouncements, not yet adopted

ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures"

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures" ("ASU 2024-03").

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

NOTE 2	-	OTHER CURRENT ASSETS
	US dollars
	December 31,
(in thousands)	2025	2024
Prepaid expenses (*)	29,191	27,787
Government institutions	4,819	6,763
Deferred contract costs (*)	9,848	8,557
Advances to suppliers	2,713	1,639
Employees	429	227
Others	1,360	1,094
	48,360	46,067

(*)	See Note 1W

NOTE 3	-	INVENTORIES

	US dollars
	December 31,
(in thousands)	2025	2024
Finished products	17,428	16,656
Raw materials	5,785	6,778
	23,213	23,434

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES

A.	Investment in affiliated companies

	US dollars
	December 31,
(in thousands)	2025	2024
Lumax	517	519
	517	519

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 4	-	INVESTMENTS IN AFFILIATED AND OTHER COMPANIES (cont.)

B.	Investment in other companies

During 2025, the Company made additional investments in two Israeli startups, In an amount of US$ 0.2 million

NOTE 5	-	OTHER NON-CURRENT ASSETS
	US dollars
	December 31,
(in thousands)	2025	2024

Deferred contract costs and prepaid expenses (*)	5,072	5,503
Deposits	341	350
	5,413	5,853

(*)	See Note 1W.

NOTE 6	-	PROPERTY AND EQUIPMENT, NET

A.	Property and equipment, net consists of the following:
	US dollars
	December 31,
(in thousands)	2025	2024
Cost:
Operating equipment (*)	64,754	50,748
Office furniture, equipment and computers	63,811	53,015
Land	1,734	1,546
Buildings	5,686	5,019
Vehicles	12,944	10,865
Leasehold improvements	12,018	9,821
	160,947	131,014
Less – accumulated depreciation (**)	(121,561)	(97,934)
Total property and equipment, net	39,386	33,080

(*)	As of December 31, 2025 and 2024, an amount of US$ 46.8 million and US$ 34.0 million is subject to operating lease transactions, respectively.

(**)	As of December 31, 2025 and 2024, an amount of US$ 31.9 million and US$ 23.1 million is subject to operating lease transactions, respectively.

B.
During the years ended December 31, 2025, 2024 and 2023, depreciation expenses were US$ 14.9 million, US$ 14.9 million and US$ 15.8 million, respectively and additional property and equipment were purchased in an amount of US$ 18.6 million, US$ 10.5 million and US$ 10.7 million, respectively.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	-	LEASES

The Company have entered into several non-cancelable operating lease agreements for real estate (mainly offices, warehouses and base stations), vehicles and certain network equipment. In addition to rent, the leases may require payment of maintenance, insurance and other operating expenses.  The Company's leases have original lease periods expiring between 2026 and 2029. Payments due under such lease contracts include primarily fixed payments. The Company does not assume renewals in the determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement (or become as such in future date). The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of annual lease costs, lease term and discount rate are as follows:

	US dollars
	December 31,
(in thousands)	2025	2024
Operating annual lease cost:
Office and warehouse space	2,144	2,178
Base stations	1,127	1,187
Vehicle	99	112
Others	662	107
	4,032	3,584

Weighted Average Remaining Lease Term (years):
Office space	3.1	4.1
Base stations	2.0	2.1
Vehicle	1.4	1.3
Others	3.5	4.4

Weighted Average Discount Rate (%):
Office space	6.67	6.13
Base stations	8.71	7.95
Vehicle	12.73	10.30
Others	6.88	6.50

The leasing fees expense in each of the years ended December 31, 2025, 2024 and 2023, were US$ 4.0 million, US$ 3.6 million and US$ 3.4 million, respectively.

Supplemental cash flow information related to operating leases was as follows:

	US dollars
	December 31,
(in thousands)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	4,032	3,584

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 7	-	LEASES (cont.)

The following is a schedule, by years, of maturities of operating lease liabilities as of December 31, 2025:

US dollars
(in thousands)	December 31, 2025

Period:
2026	4,383
2027	2,596
2028	1,898
2029	1,029
2030	161
Thereafter	242
Total operating lease payments	10,309
Less: imputed interest	(1,431)
Present value of lease liabilities (*)	8,878

(*)	An amount of US$ 4,133 thousands presented in short-term liabilities and US$ 4,745 thousands presented in long-term liabilities.

NOTE 8	-	INTANGIBLE ASSETS, NET

	US dollars
	December 31,	Year ended December 31,				December 31,
(in thousands)	2023	2024				2024
	Opening balance	Impairment	Amortization (*)	Additions	Translation differences	Closing balance
Technology	10,176	-	(4,929)	3,351	(18)	8,580
Others	654	-	(279)	113	(57)	431
	10,830	-	(5,208)	3,464	(75)	9,011

	US dollars
	December 31,	Year ended December 31,				December 31,
(in thousands)	2024	2025				2025
	Opening balance	Impairment	Amortization (*)	Additions	Translation differences	Closing balance
Technology	8,580	-	(4,070)	3,099	830	8,439
Others	431	-	(166)	90	45	400
	9,011	-	(4,236)	3,189	875	8,839

During the years 2023-2025, the impairment analysis of intangible assets did not result in any impairment charge.

(*)
As of December 31, 2025, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2026 – US$ 2,419 thousand, 2027 – US$ 1,777 thousand, 2028 – US$ 1,279 thousand, 2029 – US$ 832 thousand and 2030 and after – US$ 2,532 thousand.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 9	-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 are as follows:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Balance as of January 1, 2024	33,940	5,460	39,400
Changes during 2024:
Translation differences	(9)	(66)	(75)
Balance as of December 31, 2024 (*)	33,931	5,394	39,325

Changes during 2025:
Translation differences	235	271	506
Balance as of December 31, 2025 (*)	34,166	5,665	39,831

(*)	The accumulated amount of goodwill impairment loss as of December 31, 2025, and 2024 was US$ 29.89 million.

The Company performed annual assessments as of December 31, 2025, 2024 and 2023, and reached the conclusion that no impairment should be recorded at such dates.

For additional information regarding the impairment analysis, see Note 1N.

NOTE 10	-	CREDIT FROM BANKING INSTITUTIONS

A.	Short-term loans:

	US dollars
	December 31,
(in thousands)	2025	2024

Short-term loans - linked to the Mexican Pezo	-	114
Credit line utilized	-	-
	-	114

B.	Lines of credit:

Unutilized short-term lines of credit of the Company as of December 31, 2025, aggregated to US$ 4.1 million.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 11	-	OTHER CURRENT LIABILITIES

Composition:

	US dollars
	December 31,
(in thousands)	2025	2024

Accrued expenses	19,359	14,839
Accrued payroll and related taxes	12,479	10,527
Government institutions	6,467	6,287
Accrued dividend	10,428	8,277
Operating lease liabilities, current	4,133	3,385
Others	4,951	2,589
	57,817	45,904

NOTE 12	-	CONTINGENT LIABILITIES

A.	Claims

1.
During year 2016 Brazilian Federal Communication Agency – Anatel issued a tax assessment for FUST contribution (contribution on telecommunication services) levied on the monitoring services rendered by the company and additional tax assessment for FUNTELL contribution (contribution to Fund for the Technological Development of Telecommunication) levied on the monitoring services rendered by the company regarding all for the period 2007-2012.Total amounts of approximately R$26.5 million (US$ 4.8 million) as of December 2025, including interest and penalties. The reason Anatel demands the payment of FUST and FUNTELL from the company is the fact that in order to provide monitoring services the company needs to operate telecommunication equipment in a given radio frequency. The authorities have construed that the company render telecommunication services and taxes should be levied in relation to Net Revenues. Based on the legal opinion of the subsidiary’s Brazilian legal counsel the company believe that such claim is without merit, the interpretation of the legislation is mistaken, given that the company don’t render telecommunication services, but rather services of monitoring goods and persons for security purposes and therefore the chances of the company success are more likely than not. The company have filed a defense against such claims. The company are currently awaiting the Lower Court or Administrative decisions on all the aforementioned FUST and FUNTELL claims.

2.
Claims are filed against the Company and its subsidiaries from time to time during the ordinary course of business, usually with respect to civil, labor and commercial matters.  The Company's management believes, based on its legal counsels assessment, that the provision for contingencies recognized in the balance sheet is sufficient and that currently there are no claims (other than those described in this Note above) that are material, to the consolidated financial statements as a whole.

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 13	-	STOCKHOLDERS’ EQUITY

A.	Share capital:

1.	Composition:

December 31, 2025 and 2024	Registered	Issued and outstanding
Ordinary shares of NIS 0.33⅓ each	60,000,000	23,475,431	*

*Before considering treasury stock.

2.	In September 2005, the Company registered its ordinary shares for trade in the United States.

3.
The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company and the right to receive dividends, if and when, declared.

During 2023, the Company repurchased a total of 282,644 shares amounting to approximately $6.6 million.

During 2025, the Company repurchased a total of 84,938 shares amounting to approximately $3.1 million.

As of December 31, 2025, an amount of 3,666,789 ordinary shares representing 15.62% of the share capital of the Company is held by the Company and its' fully owned subsidiary as treasury shares. (3,581,851 shares as of December 31, 2024).

4.	Treasury stock has no voting rights.

B.	Retained earnings

1.
In determining the amount of retained earnings available for distribution as a dividend, the Israeli Companies Law stipulates that the cost of the Company’s shares acquired either by the Company or its subsidiary (presented as a separate item in the consolidated balance sheet and the statement of changes in equity) must be deducted from the amount of retained earnings.

2.	Dividends are declared and paid in NIS. Dividends paid to stockholders outside Israel are converted into dollars on the basis of the exchange rate prevailing at the date of declaration.

3.	In November 2023 the Board of directors decided to resume to $5 million as dividend distributed quarterly

4.	In February 2024 the board of directors approved the increase of quarterly dividend to $8 million.

5.	In February 2025 the board of directors approved the increase of quarterly dividend to $10 million.

6.
During the years ended December 31, 2025, 2024 and 2023, the Company declared dividends in the amount of US$ 2.0, US$ 1.56 and US$ 0.68, per share, totaling approximately US$ 40.0, 32.0 and 14.0 million, respectively (including fourth quarter dividend declared and paid on the following month of January).

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 14	-	FINANCING INCOME (EXPENSES), NET

	US dollars
	Year ended December 31,
(in thousands)	2025	2024	2023

Short-term interest expenses commissions and other	(1,853)	(1,994)	(1,585)
Loss in respect of marketable securities and other investments	(8)	(107)	(89)
Interest expenses in respect of long-term loans	(1)	(24)	(311)
Interest income in respect of deposits	3,096	2,010	1,649
Income related to taxes positions	484	75	425
Exchange rate differences and others, net	(3,572)	120	(1,641)
	(1,854)	80	(1,552)

NOTE 15	-	INCOME TAX

A.	Taxes on income included in the statements of income:

	US dollars
	Year ended December 31,
(in thousands)	2025	2024	2023
Income taxes (tax benefit):
Current taxes:
In Israel	11,026	10,114	10,202
Brazil	5,640	5,277	3,814
Rest of the world	455	682	2,183
	17,121	16,073	16,199
Deferred taxes:
In Israel	520	867	(995)
Brazil	(1,012)	(413)	383
Rest of the world	(1,115)	(837)	(2,513)
	(1,607)	(383)	(3,125)
Taxes in respect of prior years:
In Israel	(585)	(792)	10
Brazil	-	-	-
Rest of the world	(30)	(319)	271
	(615)	(1,111)	281
	14,899	14,579	13,355

B.	Measurement of results for tax purposes

Commencing January 1, 2008, and thereafter, the results of operations for tax purposes are measured on a nominal basis.

1.
According to the Law for Economic Efficiency (Legislative Amendments for Achieving Budget Objectives in the Budget Years 2017 and 2018) – 2016 (hereinafter – the “Economic Efficiency Law”) c the corporate tax rate applicable to a preferred enterprise located in Development Zone A from 9% to 7.5% (the tax rate applicable to a preferred enterprise located in areas other than Development Zone A. remained unchanged at 16%).

2.
As of December 31, 2025, one Israeli subsidiary (located in areas other than Development Zone A) is entitled to a "Preferred Company " status pursuant to the investment law and subject to 16% corporate tax rate.

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

2.
As of December 31, 2025, two Israeli subsidiaries (located in areas other than Development Zone A) are entitled to a "Technological Preferred Enterprise" status pursuant to the investment (under the 2016 amendment) law and subject to 12% corporate tax rate. Income not eligible for Technological Preferred Enterprise is taxed at the regular corporate tax rate or at the preferred tax rate as mentioned in Note C1 above, as the case may be.

D.	Israeli corporate tax rates

For the years 2023, 2024 and 2025, taxable income of the Company and its Israeli subsidiaries (that are not entitled to special tax rates as described above) is subject to a corporate tax rate of 23%

E.	Non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws and rates in their country of residence. For example, Brazil mainly 34%, Mexico 30%.

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

The Company and certain Israeli subsidiaries have received final tax assessments through the year of 2022, one of our subsidiaries in Israel has received final tax assessments through the 2023 tax year, one of the subsidiaries in Brazil has received final tax assessments through the 2015 tax year.  Some subsidiaries have not yet been assessed since incorporation.

H.	Carry forward foreign tax credits and tax losses

As of December 31, 2025, there are no material losses carried forward that are likely to be used in the near future.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

I.	The following is reconciliation between the theoretical tax on pretax income, at the applicable Israeli tax rate, and the tax expense reported in the financial statements:

1)
A reconciliation of the accrual for income taxes for the year ended December 31, 2025, to the amount computed by applying tax rates applicable to companies in Israel (see b(1) above), and the actual tax expense after the adoption of ASU 2023-09 is as follows:

	December 31, 2025
(in thousands)	In Thousand of US dollars	Percent
Deferred taxes
Pretax income	74,902	100%

Tax computed at the ordinary tax rate	17,227	23%

Nondeductible expenses (income)	997	1.3%
Losses and timing differences in respect of which no deferred taxes assets were recognized	3	0.1%
Tax adjustment in respect of different tax rates	1,526	2.0%
Adjustment in respect of tax rate deriving from “approved enterprises”	(3,218)	(4.3)%
Tax related to previous years	(612)	(0.8)%
Others	(1,024)	(1.4)%
	14,899	19.9%

2)
A reconciliation of the accrual for income taxes for the years ended December 31, 2024, and 2023 to the amount computed by applying tax rates applicable to companies in Israel (see b(1) above), and the actual tax expense for years prior to the adoption of ASU 2023-09 is as follows:

(in thousands)	2024	2023
Pretax income	71,249	64,405
Statutory tax rate	23%	23%
Tax computed at the ordinary tax rate	16,387	14,813
Nondeductible expenses (income)	27	(284)
Losses and timing differences in respect of which no deferred taxes assets were recognized	(124)	(557)
Tax adjustment in respect of different tax rates	1,981	1,087
Adjustment in respect of tax rate deriving from “approved enterprises”	(2,624)	(3,133)
Tax related to previous years	(1,111)	281
Others	43	1,148
	14,579	13,355

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

J.	Summary of deferred taxes Composition:
	US dollars
	December 31,
(in thousands)	2025	2024
Deferred taxes
Provision for vacation, recreation and bad debt	411	406
Provision for other employee related obligations	2,441	1,750
Provision for deferred revenues/expenses and other obligations	7,165	5,741
Other temporary differences, net	5,136	3,958
	15,153	11,855

	US dollars
	December 31,
(in thousands)	2025	2024

Deferred income taxes included in long-term investments and other assets	15,684	12,273
Deferred income taxes included in long-term liabilities	(531)	(418)
	15,153	11,855

K.	Income before income taxes is composed as follows:
	US dollars
	Year ended December 31,
(in thousands)	2025	2024	2023
The Company and its Israeli subsidiaries	60,961	53,855	55,316
Brazil subsidiaries	13,814	14,927	13,525
Rest of the world subsidiaries	127	2,467	(4,436)
	74,902	71,249	64,405

L.	Reconciliation of taxes at statutory rate to our income tax expenses was as follows:

	US dollars		US dollars		US dollars
	Year ended December 31,		Year ended December 31,		Year ended December 31,
(in thousands)	2025		2024		2023
	Tax expenses	Tax rate	Tax expenses	Tax rate	Tax expenses	Tax rate
Israel statutory income tax rate	17,227	23.0%	16,387	23.0%	14,813	23.0%
Foreign tax effect
Brazil	1,519	2.0%	1,656	2.3%	1,488	2.3%
Adjustment in respect of tax rate deriving from “approved enterprises”	(3,218)	(4.3)%	(2,624)	(3.7)%	(3,133)	(4.9)%
Other adjustments	(629)	(0.8)%	(840)	(1.1)%	187	0.3%
	14,899	19.9%	14,579	20.5%	13,355	20.7%

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 15	-	INCOME TAX (cont.)

M.	Uncertain tax positions

The Company and its subsidiaries files income tax returns in Israel, US, and Latin America.

Reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	US dollars

Balance as of January 1, 2024	876
Changes during 2024:
Increase related tax positions of prior years	1,128
Translations differences related to the current year	(2)
Balance as of January 1, 2025	2,002
Changes during 2025:
Decrease related tax positions of prior years	(2,104)
Translations differences related to the current year	102
Balance as of December 31, 2025	-

NOTE 16	-	EARNINGS PER SHARE

During the periods, there were no potential instruments that could be exercised or converted to ordinary shares. The net income and the weighted average number of shares used in computing basic and diluted earnings per share for the years ended December 31, 2025, 2024 and 2023, are as follows:

	US dollars
	Year ended December 31,
(in thousands)	2025	2024	2023
Net income attributable to stockholder's used for the computation of basic and diluted earnings per share	57,967	53,654	48,137

	Number of shares
	Year ended December 31,
(in thousands)	2025	2024	2023
Weighted average number of shares used in the computation of basic and diluted earnings per share	19,874	19,894	20,000

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 17	-	RELATED PARTIES

A.
The Company paid monthly consulting fees of NIS 15,000 (US$ 4,700) a month, linked to the Israeli Consumer Price Index to Professor Kahane. The aggregate amount paid to Professor Kahane in each of the years 2025, 2024 and 2023 was approximately US$ 75,000, US$ 68,000 and US$ 66,000, respectively.

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

Messrs. Izzy Sheratzky, Eyal Sheratzky, Nir Sheratzky and Gil Sheratzky (the "Executive Offices Holders" or "the Executives"), shall provide services as independent contractors, which shall be entitled to a monthly payment of NIS 258,000, 201,000, 201,000 and 143,000 respectively plus VAT (US$78,000, US$63,000, US$63,000 and US$45,000 respectively) linked to the consumer price index for December 2013. At the request of the service providers, part of the fixed monthly pay may be granted through benefits, such as the provision of a company car and the payment of its maintenance costs and the cost of tax resulting therefrom.  The fixed monthly pay shall also include 25 days' vacation and sick days as provided by law. The service providers shall also be entitled to payment or reimbursement of expenses, including hosting expenses, subsistence allowance abroad and participation in work-related home telephone expenses. The service providers shall be entitled to Target-based Cash Incentives and Excess Return Cash Incentives as detailed below. The agreement shall be in force for a period of 3 years (On December 12, 2022 the Company's general meeting of shareholders has reapproved the compensation policy for additional 3 years) and may be terminated upon 180 days' advance notice of termination; however, the Company may terminate the agreement without an advance notice and without compensation if the following shall occur: (a) The service provider is convicted of a criminal offense involving moral turpitude; (b) a final court ruling (without the possibility of appeal) determines that The service provider has breached his fiduciary duty towards the Company; (c) a final court ruling (without the possibility of appeal) determines that the service provider has materially breached the agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

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

The Company's board of directors shall have the right, under special circumstances at its discretion, to reduce the amount of Grants to which the Executive Office Holders are entitled, upon a 60-day prior notice.

The Executive Office Holder shall be required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated in the Company's financial statements published during the three year period following publication of the erroneous financial statements; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such cases, compensation amounts will be returned within 60 days from the date of publication of the restated financial statements, net of taxes that were withheld thereon. If the Executive Office Holder has a right to reclaim such tax payments with respect to Grants which were paid in excess, from the relevant tax authorities, then the Executive Office Holder shall reasonably act to reclaim such amounts from the tax authorities and upon their receipt, shall remit them to the Company.

•	In 2025, 2024 and 2023 Executive Offices Holders were entitled to Target based cash incentives at the maximum rate of (150%).

The table below summarizes the aggregate amounts paid to the company's Executive Office Holders:

	US dollars
	Year ended December 31,
(in thousands)	2025	2024	2023
Izzy Sheratzky	3,196	2,734	2,155
Eyal Sheratzky	2,500	2,188	1,727
Nir Sheratzky	2,456	2,137	1,727
Gil Sheratzky	1,793	1,238	1,227

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING

A.	General information:

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

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

B.	Information about reported segment profit or loss and assets:

	US dollars
(in thousands)	Telematics services	Telematics products	Total

Year ended December 31, 2025
Revenues	264,559	94,464	359,023
Cost of product	-	(67,575)	(67,575)
Salaries	(100,037)	(16,908)	(116,945)
Other segment items (1)	(92,029)	(5,446)	(97,475)
Operating income	72,493	4,535	77,028
Assets	105,011	31,055	136,066
Goodwill	5,665	34,166	39,831
Expenditure for assets	14,629	253	14,882
Depreciation and amortization	12,838	949	13,787

Year ended December 31, 2024
Revenues	242,491	93,766	336,257
Cost of product	-	(67,533)	(67,533)
Salaries	(48,997)	(4,254)	(53,251)
Other segment items (1)	(124,328)	(19,976)	(144,304)
Operating income	69,166	2,003	71,169
Assets	88,453	26,621	115,074
Goodwill	33,931	5,394	39,325
Expenditure for assets	8,242	392	8,634
Depreciation and amortization	13,471	1,379	14,850

Year ended December 31, 2023
Revenues	234,541	85,437	319,978
Cost of product	-	(57,950)	(57,950)
Salaries	(47,033)	(5,461)	(52,494)
Other segment items (1)	(122,469)	(21,110)	(143,579)
Operating income	65,039	916	65,955
Assets	106,355	32,141	138,496
Goodwill	33,940	5,460	39,400
Expenditure for assets	8,837	488	9,325
Depreciation and amortization	13,346	1,433	14,779

(1)
Other segment items included in Segment operating income primarily include salaries, telematics services and products costs that cannot be directly allocated, research and development, Selling and marketing expenses and general and administrative expenses, etc.

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

Financing expenses, net, non-operating other expenses, net, taxes on income and the share of the Company in losses of affiliated companies were not allocated to the reportable segments, since these items are carried and evaluated at the enterprise level.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

D.	Reconciliations of reportable segment revenues, profit or loss, and assets, to the enterprise’s consolidated totals:

	US dollars
	Year ended December 31,
(in thousands)	2025	2024	2023

Total revenues of reportable segment and consolidated revenues	359,023	336,257	319,978

Operating income
Total operating income for reportable segments	77,028	71,169	65,955
Unallocated amounts:
Financing income, net	(1,854)	80	(1,552)
Other expenses, net	(272)	-	2
Consolidated income before taxes on income	74,902	71,249	64,405

Assets
Total assets for reportable segments (*)	175,897	154,399	177,896
Other unallocated amounts:
Current assets	151,318	123,012	91,263
Investments in affiliated and other companies	2,059	2,010	2,927
Property and equipment, net	16,655	13,825	14,620
Other unallocated amounts	40,285	33,632	31,982
Consolidated total assets (at year end)	386,214	326,878	318,688

Other significant items
Total expenditure for assets of reportable segments	14,882	8,634	9,325
Unallocated amounts	6,894	4,998	4,918
Consolidated total expenditures for assets	21,776	13,632	14,243

Total depreciation, amortization and impairment for reportable segments	13,787	14,850	14,779
Unallocated amounts	5,383	5,233	6,289
Consolidated total depreciation, amortization and impairment	19,170	20,083	21,068

(*)	Including goodwill.

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 18	-	SEGMENT REPORTING (cont.)

E.	Geographic information

	Revenues
	Year ended December 31,
(in thousands)	2025	2024	2023

Israel	196,107	175,208	154,175
Brazil	82,196	83,452	85,622
Others	80,720	77,597	80,181
Total	359,023	336,257	319,978

	Property and equipment, net
	December 31,
(in thousands)	2025	2024	2023

Israel	14,405	12,345	12,687
Brazil	16,609	13,027	20,644
Others	8,372	7,708	8,624
Total	39,386	33,080	41,955

-	Revenues were attributed to countries based on customer location.
-	Property and equipment were classified based on major geographic areas in which the Company operates.

F.	Major customers

During 2023, 2024 and 2025 there were no sales exceeding 10% of total revenues to none of the Company customers.

G.	Major product lines and timing of revenue recognition

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the years ended December 31, 2024 and 2025:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2024			Year ended December 31, 2025
	Telematics services	Telematics products	Total	Telematics services	Telematics products	Total
At a point of time	-	91,817	91,817	-	92,312	92,312
Over a period of time	242,491	1,949	244,440	264,559	2,152	266,711
	242,491	93,766	336,257	264,559	94,464	359,023

In the following table, revenue is disaggregated by primary major product lines, and timing of revenue recognition for the year ended December 31, 2023:

	US dollars
	Reportable segments result of operations
(in thousands)	Year ended December 31, 2023
	Telematics services	Telematics products	Total
At a point of time	-	83,626	83,626
Over a period of time	234,541	1,811	236,352
	234,541	85,437	319,978

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT

A.	Concentrations of credit risks

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and marketable securities.

Most of the Company’s cash and cash equivalents, deposits in short-term investments (and investments in trading marketable securities), as of December 31, 2025 and 2024, were deposited with major banks with high credit rating. The Company is of the opinion that the credit risk in respect of these balances is immaterial.

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

From time to time the Company enters into foreign exchange forward contracts intended to protect against the increase in the purchase price of forecasted inventory purchases dominated in currencies other than the functional currency of the purchasing entity. Regarding the activity in 2023-2025 see B below.

B.	Foreign exchange risk management

The Company operates internationally, which gives rise to exposure to market risks mainly from changes in exchange rates of foreign currencies in relation to the functional currency of each of the entities of the group.

During 2023 and 2025 the Company entered into foreign currency forward transactions in order to protect itself against the risk that the eventual cash flows resulting from anticipated transactions (mainly purchases of inventory), denominated in currencies other than the functional currency of the purchasing entity, will be affected by changes in exchange rates. As of December 31, 2025, 6 transactions that originated in 2025 remain outstanding.

As of December 31, 2024 there were no material forward exchange contracts outstanding.

During 2025, all the financial derivatives were designated and accounted for as hedging instruments.

The following table summarizes a tabular disclosure of (a) fair values of derivative instruments in the balance sheets and (b) the effect of derivative instruments in the statements of income:

Fair values of derivative instruments:

	Assets derivatives
As of December 31, 2025	Thousands of US dollars
	Balance sheet location	Fair value
Derivatives designated as hedging instruments:
Foreign exchange contracts	Other current liabilities	443

ITURAN LOCATION AND CONTROL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont.)

NOTE 19	-	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT (cont.)

B.	Foreign exchange risk management (cont.)

Amounts reclassified to statement of comprehensive income (loss):

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2025		Thousands of US dollars

Foreign exchange contracts	Unrealized losses in respect of derivative financial instruments designated for cash flow hedge	(341)

Amounts reclassified to statement of comprehensive income (loss):

Derivatives designated as hedging instruments	Location of loss recognized in income	Amount of gain recognized in income
Year ended December 31, 2024		Thousands of US dollars

Foreign exchange contracts	Unrealized gain in respect of derivative financial instruments designated for cash flow hedge	299

As of December 31, 2025, the notional amount of forward exchange contract with respect to cash flow hedge of anticipated transactions amounted to US$ 7,500 thousand (US$ 1,250 thousand per month for the next 6 months).

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

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2025 and 2024:

	December 31, 2025
(in thousands)	Level 1	Level 2	Level 3

Trading securities	3	-	-
Total	3	-	-

	December 31, 2024
(in thousands)	Level 1	Level 2	Level 3

Trading securities	10	-	-
Total	10	-	-

===========================
==============